As filed with the Securities and Exchange Commission on September 12, 2011

File No. 333-176357

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

FNB UNITED CORP.

(Exact Name of Registrant as Specified in Its Charter)

North Carolina	6022	56-1456589
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

150 South Fayetteville Street

Asheboro, North Carolina 27203

(336) 626-8300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

R. Larry Campbell, President and Chief Executive Officer

150 South Fayetteville Street

Asheboro, North Carolina 27203

(336) 626-8300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Paul Freshour, Esq. Richard E. Baltz, Esq. Arnold & Porter LLP 555 12th Street, NW Washington, DC 20004-1206 Telephone: (202) 942-5000	Melanie S. Tuttle, Esq. Schell Bray Aycock Abel & Livingston PLLC 230 North Elm Street, Suite 1500 Greensboro, NC 27401 Telephone: (336) 370-8800	R. Douglas Harmon, Esq. John C. Jaye, Esq. Parker Poe Adams & Bernstein LLP 401 South Tryon Street, Suite 3000 Charlotte, NC 28202 Telephone: (704) 372-9000

Approximate Date of Commencement of Proposed Sale of Securities to the Public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 12, 2011

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROXY STATEMENT/PROSPECTUS OF FNB UNITED CORP.	PROXY STATEMENT OF BANK OF GRANITE CORPORATION

PROPOSED MERGER - YOUR VOTE IS VERY IMPORTANT

FNB United Corp., which we refer to as “FNB United,” and Bank of Granite Corporation, which we refer to as “Granite,” have entered into a merger agreement that provides for the combination of the two companies. Under the merger agreement, a wholly owned subsidiary of FNB United will merge with and into Granite, with Granite remaining as the surviving entity and a wholly owned subsidiary of FNB United. Before we complete the merger, the stockholders of Granite must approve and adopt the merger agreement. Granite stockholders will vote to approve and adopt the merger agreement and the other transactions and matters described below at a special meeting of stockholders to be held on                 , 2011. FNB United shareholders must approve the issuance of shares of FNB United common stock to the stockholders of Granite in the merger, as well as various other matters described in the merger agreement. FNB United shareholders will vote to approve the issuance of the shares of FNB United common stock to the stockholders of Granite in the merger and the other transactions and matters described below at an annual meeting of shareholders to be held on                 , 2011. The aggregate number of shares of FNB United common stock to be issued in the merger and the other transactions described below is approximately 2.1 billion.

If the merger is completed, Granite stockholders will have the right to receive 3.375 shares of FNB United common stock per share of Granite common stock held. The exact total number of shares of FNB United common stock to be issued in the merger will depend on the total number of shares of Granite common stock outstanding immediately prior to the effective time of the merger. The common stock of FNB United trades on The Nasdaq Capital Market under the symbol “FNBN.” The common stock of Granite trades on The Nasdaq Capital Market under the symbol “GRAN.” On                     , 2011, the most recent practicable trading day prior to the printing of the accompanying joint proxy statement/prospectus, the last sales price of FNB United common stock was $             per share and the last sales price of Granite common stock was $             per share. You should obtain current market quotations for both FNB United common stock and Granite common stock.

The Granite board of directors has determined that the combination of Granite and FNB United is advisable and in the best interests of Granite stockholders based upon its analysis, investigation and deliberation, and the Granite board of directors unanimously recommends that the Granite stockholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the other proposals described in this joint proxy statement/prospectus.

The FNB United board of directors has determined that the combination of FNB United and Granite is in the best interests of FNB United shareholders based upon its analysis, investigation and deliberation, and the FNB United board of directors unanimously recommends that the FNB United shareholders vote “FOR” the issuance of the shares of FNB United common stock to the stockholders of Granite in connection with the merger and “FOR” the approval of the other proposals described in this joint proxy statement/prospectus.

You should read this entire joint proxy statement/prospectus, including the annexes hereto and the documents incorporated by reference herein, carefully because it contains important information about the merger and the related transactions.  In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 41.

The shares of FNB United common stock to be issued to Granite stockholders in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this joint proxy statement/prospectus or the FNB United common stock to be issued in the merger, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2011 and is first being mailed to the stockholders of Granite and the shareholders of FNB United on or about                     , 2011.

FNB UNITED CORP.

150 South Fayetteville Street

Asheboro, North Carolina 27203

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held             , 2011

Notice is hereby given that the Annual Meeting of Shareholders of FNB United Corp., or FNB United, will be held at Pinewood Country Club, 247 Pinewood Road, Asheboro, North Carolina, on             , 2011, at 9:30 a.m., local time. The following proposals and other business will be considered and conducted at the FNB United annual meeting:

1.	To approve the issuance of shares of FNB United common stock in the merger of Gamma Merger Corporation, a wholly owned subsidiary of FNB United, into Bank of Granite Corporation, a Delaware corporation, which will result in Bank of Granite Corporation becoming a wholly owned subsidiary of FNB United.

2.	To approve the issuance of up to 1,921,562,500 shares of FNB United common stock at $0.16 per share under investment agreements and subscription agreements with private investors.

3.	To approve the issuance of up to 15,937,500 shares of FNB United common stock to certain current directors of FNB United, prospective directors and executive officers of, and consultants to, FNB United and a director of Granite who is also a prospective director of FNB United, at $0.16 per share under the subscription agreements with such individuals.

4.	To approve the issuance of shares of FNB United common stock to the United States Department of the Treasury in exchange for the FNB United Fixed Rate Cumulative Perpetual Preferred Stock, Series A, held by the United States Department of the Treasury.

5.	To adopt an amendment to the FNB United articles of incorporation to increase the number of authorized shares of FNB United stock from 150,200,000 to 2,510,000,000, consisting of 2,500,000,000 shares of common stock (an increase from 150,000,000 shares) and 10,000,000 shares of preferred stock (an increase from 200,000 shares).

6.	To adopt an amendment to the FNB United articles of incorporation to effect a one-for-one hundred reverse stock split of FNB United common stock.

7.	To elect three Class I Directors to serve for three-year terms expiring at the FNB United annual meeting in 2014.

8.	To approve, on a non-binding advisory basis, the compensation of FNB United’s named executive officers as determined by the Compensation Committee of the FNB United board of directors.

9.	To ratify the appointment of Dixon Hughes Goodman LLP as FNB United’s independent registered public accounting firm for 2011.

10.	To approve the adjournment of the annual meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to approve the proposals.

11.	To consider and act upon any other business as may come before the meeting or any adjournment thereof.

All shareholders are invited to attend the meeting. Only those shareholders of record at the close of business on             , 2011 shall be entitled to notice of the meeting and to vote at the meeting.

Please refer to the attached joint proxy statement/prospectus with respect to the business to be transacted at the annual meeting of FNB United shareholders. Information relating to the activities and operations of FNB United during the fiscal year ended December 31, 2010 and during the six months ended June 30, 2011 is also contained in the joint proxy statement/prospectus.

The FNB United board of directors unanimously recommends that you vote “FOR” all of the FNB United proposals. Whether or not FNB United shareholders plan to attend the meeting in person, the FNB United board of directors urges all FNB United shareholders to mark, date, sign and return the enclosed proxy as promptly as possible or to vote by the Internet or telephone procedures described on the proxy form.

By Order of the Board of Directors

Brooke E. Barlow

Secretary

                    , 2011

23 NORTH MAIN STREET

GRANITE FALLS, NORTH CAROLINA 28630

(828) 496-2000

Notice of Special Meeting of Stockholders

            , 2011

TO OUR STOCKHOLDERS:

We will hold a Special Meeting of Stockholders of Bank of Granite Corporation, or Granite, on             , 2011 at 9:30 a.m., local time. The meeting will be held at the Crowne Plaza (formerly Holiday Inn—Select), 1385 Lenoir Rhyne Boulevard, S.E. (at Interstate 40, Exit #125), Hickory, North Carolina to consider and vote upon:

(i) a proposal to adopt the Agreement and Plan of Merger, dated as of April 26, 2011, as amended by Amendment No. 1 dated as of June 16, 2011 and Amendment No. 2 dated as of August 15, 2011, by and among FNB United Corp., Gamma Merger Corporation, a wholly owned subsidiary of FNB United Corp., and Granite, a copy of which is included as Annex A to the joint proxy statement/prospectus attached to this notice, as such agreement may be further amended from time to time and which we refer to as the “Merger Agreement,” and approve the merger of Gamma Merger Corporation with and into Granite, with Granite surviving as a wholly owned subsidiary of FNB United Corp., and pursuant to which each outstanding share of common stock of Granite will be converted into the right to receive 3.375 shares of common stock of FNB United Corp. (we refer to this proposal as the “merger proposal”);

(ii) a proposal to approve, on a non-binding advisory basis, change of control severance payments to certain named executive officers of Granite (we refer to this proposal as the “Granite change of control payments proposal”); and

(iii) a proposal to adjourn the special meeting of stockholders of Granite, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger proposal (we refer to this proposal as the “Granite adjournment proposal”).

Please refer to the attached joint proxy statement/prospectus and the Merger Agreement for further information with respect to the business to be transacted at the special meeting of Granite stockholders. We expect to transact no other business at the special meeting.

Only holders of record of shares of Granite common stock at the close of business on                         , 2011, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

We cannot complete the merger described in the joint proxy statement/prospectus unless holders of at least a majority of all shares of Granite common stock outstanding on the record date for the Granite special meeting vote in favor of the merger proposal. Pursuant to Delaware law, the Granite stockholders do not have appraisal rights in connection with the merger.

The Granite board of directors unanimously recommends that the Granite stockholders vote “FOR” each of the merger proposal, the Granite change of control payments proposal and the Granite adjournment proposal. Whether or not you expect to attend the Granite special meeting in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing all proxy cards that you receive and returning them in the postage-paid envelopes provided, so that your shares may be represented and voted at the Granite special meeting.

If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction form furnished by the bank, broker or other fiduciary.

Do not send any share certificates at this time. If we complete the merger, we will notify you of the procedures for exchanging Granite share certificates for shares of FNB United Corp.

By Order of the Board of Directors

R. Scott Anderson

Chief Executive Officer and President

Granite Falls, North Carolina

            , 2011

ANNEXES

Annex A	Agreement and Plan of Merger, as amended

Annex B	Investment Agreement (Carlyle Financial Services Harbor, L.P.), as amended

Annex C	Investment Agreement (Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P.), as amended

Annex D	Form of Amended and Restated Investor Subscription Agreement

Annex E	Form of D&O Subscription Agreement

Annex F	TARP Exchange Agreement (U.S. Department of the Treasury)

Annex G	Articles of Amendment (Increase of Authorized Capital Stock)

Annex H	Articles of Amendment (Reverse Stock Split)

Annex I	Opinion of Keefe, Bruyette & Woods, Inc.

WHERE YOU CAN FIND MORE INFORMATION

FNB United has filed a registration statement with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), that registers the shares of FNB United common stock to be issued in the merger to Granite stockholders and includes this joint proxy statement/prospectus. The registration statement, including its exhibits and schedules, contains additional relevant information about FNB United and its common stock, Granite and the combined company. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this joint proxy statement/prospectus.

In addition, FNB United and Granite file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330.

The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like FNB United and Granite, that file electronically with the SEC. The address of that site is http://www.sec.gov. FNB United’s Internet address is http://www.myyesbank.com and Granite’s Internet address is http://www.bankofgranite.com. The information on FNB United’s and Granite’s Internet sites is not a part of this joint proxy statement/prospectus.

We have not authorized anyone to give any information or make any representation about the merger described in this joint proxy statement/prospectus or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or purchase, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

If you have any questions concerning the merger or any of the other meeting matters or the accompanying joint proxy statement/prospectus, please contact Phoenix Advisory Partners, the proxy solicitor for each of FNB United and Granite at the address or telephone numbers listed below.

Phoenix Advisory Partners

110 Wall Street

27th Floor

New York, NY 10005

Banks and brokers should call:	Stockholders should call:
(212) 493-3910	(866) 304-2061

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the Merger and the Recapitalization (each as defined below) and the stockholders meetings. They may not include all the information that is important to the stockholders of Granite and the shareholders of FNB United. Stockholders of Granite and shareholders of FNB United should each read carefully this entire joint proxy statement/prospectus, including the annexes and other documents referred to in this document.

Q:	What is the Merger?

A:	FNB United and Granite have entered into an Agreement and Plan of Merger, dated April 26, 2011, as amended June 16, 2011 and August 15, 2011, which (as it may be further amended from time to time) is referred to as the “Merger Agreement.” A copy of the Merger Agreement, including the first and second amendments to the Merger Agreement, is attached as Annex A to, and is incorporated by reference in, this joint proxy statement/prospectus. The Merger Agreement contains the terms and conditions of the proposed business combination of FNB United and Granite. Under the Merger Agreement, Gamma Merger Corporation, a wholly owned subsidiary of FNB United which is referred to as “Merger Sub,” will merge with and into Granite, with Granite continuing as the surviving entity, in a transaction which is referred to as the “Merger.” While it is anticipated that, at some time in the future following the completion of the Merger, FNB United will merge its bank subsidiary with Granite’s bank subsidiary, in the near term after the completion of the Merger, Granite will operate its business as a wholly owned subsidiary of FNB United.

Q:	What is the Recapitalization?

A:	In connection with the Merger, FNB United is undertaking the following transactions related to its capital structure:

•

the sale of 493,750,000 shares of FNB United common stock to Carlyle Financial Services Harbor, L.P., an affiliate of The Carlyle Group and referred to herein as “Carlyle,” and an aggregate of 493,750,000 shares of FNB United common stock to Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P., affiliates of Oak Hill Capital Partners and referred to herein together as “Oak Hill Capital,” at a purchase price of $0.16 per share, resulting in aggregate gross cash proceeds to FNB United of $158 million and representing ownership by each of Carlyle and Oak Hill Capital of approximately 23.42% of the outstanding shares of FNB United common stock upon the completion of the Merger and the Recapitalization. Investment agreements with each of Carlyle and Oak Hill Capital set forth the terms and conditions of these transactions and, as they may be amended from time to time, and are referred to as the “Investment Agreements.” Copies of the Investment Agreements, including Amendment No. 1 dated June 16, 2011 and Amendment No. 2 dated August 4, 2011 to each Investment Agreement, are attached as Annex B and Annex C to this joint proxy statement/prospectus;

•

the sale of an aggregate of 934,062,500 shares of FNB United common stock to multiple additional investors that are unaffiliated with FNB United, referred to herein as “additional outside investors,” at the same price as agreed to by Carlyle and Oak Hill Capital, resulting in aggregate gross cash proceeds to FNB United of approximately $149.5 million and representing aggregate ownership by all of such additional outside investors of approximately 44.30% of the outstanding shares of FNB United common stock upon the completion of the Merger and the Recapitalization, with no single additional outside investor owning more than 4.99% of the outstanding shares of FNB United common stock upon the completion of the Merger and the Recapitalization (a copy of the form of subscription agreement that FNB United has entered into with each of the additional outside investors, which we refer to as the “Investor Subscription Agreements,” is attached as Annex D to this joint proxy statement/prospectus);

•

the sale of an aggregate of 15,937,500 shares of FNB United common stock to certain current directors of FNB United, prospective directors and executive officers of, and consultants to, FNB United and a director of Granite who is also a prospective director of FNB United, referred to herein as “additional inside investors,” at the same price as agreed to by Carlyle and Oak Hill Capital, resulting in aggregate gross cash proceeds to FNB United of $2.55 million and representing aggregate ownership by all of such additional inside investors of approximately 0.76% of the outstanding shares of FNB United common stock upon the completion of the Merger and the Recapitalization (a copy of the form of subscription agreement that FNB United has entered into with each of such persons, which we refer to as the “D&O Subscription Agreements,” is attached as Annex E to this joint proxy statement/prospectus);

•

the issuance to the United States Department of the Treasury, in exchange for the shares of FNB United preferred stock purchased by the United States Department of the Treasury as part of the Capital Purchase Program, or CPP, of the Troubled Asset Relief Program, or TARP, of FNB United common stock having an aggregate value (valuing FNB United common stock at $0.16 per share) equal to the sum of (1) 25% of the $51.5 million aggregate liquidation preference of such preferred stock and (2) 100% of the amount of accrued and unpaid dividends on such preferred stock as of the closing date, representing ownership of approximately 107,559,896 shares of FNB United common stock, or approximately 5.10% of the outstanding shares of FNB United common stock upon the completion of the Merger and the Recapitalization (assuming for the purposes of the dividend accrual that the completion occurs on October 21, 2011), and the amendment of the FNB United common stock purchase warrant to purchase 2,207,143 shares of FNB United’s common stock at an initial per share exercise price of $3.50 issued to the United States Department of the Treasury at the time of its FNB United preferred stock purchase, which we refer to as the “TARP Warrant,” to, among other things, reduce the exercise price thereof to $0.16 per share (a copy of the exchange agreement that FNB United entered into with the United States Department of the Treasury, which we refer to as the “TARP Exchange Agreement,” is attached as Annex F to this joint proxy statement/prospectus); and

•

the settlement by CommunityONE Bank, National Association, a national banking association and wholly owned subsidiary of FNB United, which we refer to as “CommunityONE,” of the $2.5 million aggregate principal amount of subordinated debt outstanding and held by SunTrust Bank (“SunTrust”) for cash in an amount equal to the sum of 35% of the principal amount thereof plus 100% of the unpaid and accrued interest thereon as of the closing date, and the repurchase by CommunityONE from SunTrust of the shares of nonvoting, nonconvertible, nonredeemable cumulative preferred stock of CommunityONE held by SunTrust and having an aggregate liquidation preference of $12.5 million for cash in an amount equal to the sum of 25% of the aggregate liquidation preference thereof plus 100% of the unpaid and accrued dividends thereon as of the closing date.

The closing of the transactions described above will occur on the same date as the closing of the Merger. We refer to Carlyle and Oak Hill Capital as the “anchor investors” and the additional outside investors and the additional inside investors as the “additional investors,” and we refer to all of such groups together as the “investors.” We refer to the Investor Subscription Agreements and D&O Subscription Agreements together as the “Subscription Agreements.” We refer to the transactions described in the bullet points above collectively as the “Recapitalization.”

In connection with the Recapitalization, FNB United expects to incur approximately $21.5 million in transaction expenses, including an estimated $14 million in investment banking fees, $2.8 million in capital raising consulting and success fees to be paid to consultants that are to become the proposed new management team of FNB United after the completion of the Merger and the Recapitalization and a success fee to be paid to a current employee of FNB United, and $4.7 million in other due diligence costs and legal expenses.

In addition, FNB United currently intends to distribute, after the closing date of the Recapitalization and the Merger, but not earlier than January 1, 2012, to each holder of record of FNB United common stock as of the close of business on the business day immediately preceding the closing date of the Merger, non-transferable warrants to purchase from FNB United one share of common stock for each four shares of FNB United common stock held by such holder at a purchase price of $0.16 per share. We refer to this transaction as the “Warrant Offering.”

Q:	Why am I receiving these materials?

A:	FNB United is sending these materials to its shareholders to help them decide how to vote their shares of FNB United common stock with respect to the issuance of FNB United common stock in the Merger and the other matters to be considered at the FNB United annual meeting.

Granite is sending these materials to its stockholders to help them decide how to vote their shares of Granite common stock with respect to the proposed Merger and the other matters to be considered at the Granite special meeting.

The Merger cannot be completed unless Granite stockholders adopt the Merger Agreement and approve the Merger and FNB United shareholders approve the issuance of FNB United common stock in the Merger and other matters as set forth in the Merger Agreement. Granite is holding a special meeting of stockholders to vote on the proposal necessary to complete the Merger in addition to the other proposals described in “Granite Special Meeting of Stockholders” beginning on page 118. FNB United is holding its 2011 annual meeting of shareholders to vote on the proposals necessary to complete the Merger in addition to the other proposals described in “FNB United Annual Meeting,” beginning on page 155. Information about these meetings, the Merger and the other business to be considered at the meetings is contained in this joint proxy statement/prospectus.

This document constitutes both a joint proxy statement of FNB United and Granite and a prospectus of FNB United. It is a joint proxy statement because the boards of directors of both companies are soliciting proxies from their respective holders of common stock. It is a prospectus because FNB United will issue shares of its common stock in exchange for shares of Granite common stock in the Merger.

Q:	Why is FNB United proposing the Recapitalization and Merger?

A:	Completion of the Recapitalization and the Merger is likely the only means for the shareholders of FNB United to preserve any value in their FNB United common stock.

CommunityONE was designated by the Office of the Comptroller of the Currency (“OCC”) as “critically undercapitalized” as of April 29, 2011. The amount of capital FNB United needed as of June 30, 2011 to satisfy the minimum Tier 1 leverage ratio of 9% and the minimum total risk-based capital ratio of 12% required under a consent order issued by the OCC was approximately $234.1 million and $217.8 million, respectively. Under the Federal Deposit Insurance Act, but for the pendency of the Merger and the Recapitalization, CommunityONE likely would have already been placed into receivership. If the Recapitalization and the Merger are not completed, it is expected that FNB United would not have time to find alternative sources of capital to prevent the receivership of CommunityONE. In such event, the shareholders of FNB United will lose the entire value of their investments.

For further discussion of FNB United’s reasons for the Merger and the Recapitalization, see “The Merger—Background of the Merger and the Recapitalization” and “The Merger—FNB United’s Reasons for the Merger and the Recapitalization and Recommendation of FNB United’s Board of Directors,” beginning on pages 51 and 58, respectively.

Q:	Why is Granite proposing the Merger?

A:	Granite believes that completion of the Merger is the best means for the stockholders of Granite to obtain value for their Granite common stock.

After reviewing possible alternatives to the proposed Merger, including continuing to operate Granite as an independent company or seeking a business combination with another company, and after consultation with its financial advisor, the Granite board of directors concluded that (i) it is unlikely that another party would have the ability to meet or exceed the economic and other terms offered by FNB United, and (ii) the proposed Merger and Recapitalization offered better prospects for financial stability and long-term stockholder value than continuing to operate Granite as a stand-alone entity.

At June 30, 2011, Granite’s consolidated capital leverage ratio was 2.5%. Banking regulators classify a bank as “critically undercapitalized” if it fails to meet a 2% capital leverage ratio. Under “prompt corrective action,” a critically undercapitalized bank must be placed in conservatorship or receivership within 90 days of such classification unless the Federal Deposit Insurance Corporation (“FDIC”) and appropriate regulators determine that other action would protect the deposit insurance fund. Non-compliance with the capital requirements of the Granite Consent Order (as defined below) and the continued erosion of capital may cause Granite to be subject to further enforcement actions by the FDIC or the North Carolina Commissioner of Banks (“NCCB”), including potential regulatory receivership, which could result in the loss of all value by Granite stockholders. The amount of capital Granite needed as of June 30, 2011 to satisfy the minimum Tier 1 leverage ratio of 8% and the minimum total risk-based capital ratio of 12% required under the Granite Consent Order was approximately $45.5 million and $36.6 million, respectively.

For further discussion of Granite’s reasons for the Merger, see “The Merger—Background of the Merger and the Recapitalization” and “The Merger—Granite’s Reasons for the Merger and Recommendation of Granite’s Board of Directors,” beginning on pages 51 and 61, respectively.

Q:	What will I receive in the Merger?

A:	In the proposed Merger, holders of Granite common stock will have the right to receive 3.375, which is referred to as the “exchange ratio,” shares of FNB United common stock, which is referred to as the merger consideration, for each share of Granite common stock. Fractional shares of FNB United common stock resulting from the application of the exchange ratio to a Granite stockholder’s holdings of Granite common stock will be rounded up to the nearest whole share.

FNB United shareholders will continue to own their existing shares of FNB United common stock after the Merger and the Recapitalization. Because of the number of shares of FNB United common stock being issued in the Merger and the Recapitalization, the interest in FNB United represented by the existing shares of FNB United common stock will be significantly diluted. The existing shares of FNB United will represent in the aggregate ownership of approximately 0.54% of the outstanding shares of FNB United common stock upon the completion of the Merger and the Recapitalization.

Q:	When do FNB United and Granite expect to complete the Merger and the Recapitalization?

A:	FNB United and Granite expect to complete the Merger and the Recapitalization after all conditions to the Merger and the Recapitalization in the Merger Agreement, the Investment Agreements and the Subscription Agreements are satisfied or waived, including after stockholder approvals are received at the respective meetings of FNB United and Granite and all required regulatory approvals are received. FNB United and Granite currently expect to complete the Merger and the Recapitalization early in the fourth quarter of 2011. It is possible, however, that factors outside of either company’s control could result in FNB United and Granite completing the Merger and the Recapitalization at a later time or not completing them at all.

Q:	What am I being asked to vote on?

A:	FNB United shareholders are being asked to vote on the following proposals:

1.	Issuance of Common Stock in the Merger. To approve the issuance of FNB United common stock in the Merger contemplated by the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

2.	Issuance of Common Stock under the Terms of the Investment Agreements and the Investor Subscription Agreements. To approve the issuance of up to 1,921,562,500 shares of FNB United

Common Stock at $0.16 per share to the anchor investors and additional outside investors under the Investment Agreements and the Investor Subscription Agreements;

3.	Issuance of Common Stock under the Terms of the D&O Subscription Agreements. To approve the issuance of up to 15,937,500 shares to FNB United common stock at $0.16 per share to the additional inside investors under the D&O Subscription Agreements.

4.	Issuance of Common Stock in TARP Preferred Stock Exchange. To approve the issuance of FNB United common stock to the United States Department of the Treasury in exchange for the FNB United Fixed Rate Cumulative Perpetual Preferred Stock, Series A, which we refer to as the “FNB United Series A Preferred Stock,” held by the United States Department of the Treasury;

5.	Increase in Authorized Shares of Common Stock and Preferred Stock. To amend FNB United’s articles of incorporation to increase the number of authorized shares of FNB United common stock from 150,000,000 to 2,500,000,000 and to increase the number of authorized shares of FNB United preferred stock from 200,000 to 10,000,000;

6.	Reverse Stock Split. To approve an amendment to FNB United’s articles of incorporation to effect a reverse stock split of the FNB United common stock on a one-for-100 basis;

7.	Election of Directors. To elect three directors to serve for three-year terms expiring at the 2014 annual meeting of shareholders. It is anticipated that all of the directors of FNB United other than H. Ray McKenney, Jr. and R. Reynolds Neely, Jr. will resign in connection with the completion of the Recapitalization and the Merger in accordance with the conditions of the Investment Agreements;

8.	Non-Binding Approval of the Compensation of FNB United’s Named Executive Officers. To approve, on a non-binding advisory basis, the compensation of FNB United’s named executive officers as determined by the Compensation Committee of the FNB United board of directors;

9.	Ratification of Auditor Appointment. To ratify the appointment of Dixon Hughes Goodman LLP as FNB United’s independent registered public accounting firm for 2011; and

10.	Adjournment of Meeting. To approve the adjournment of the FNB United annual meeting, if necessary, to solicit additional proxies.

We refer to Proposals 1, 2, 3 and 4 as the share issuance proposals.

Granite stockholders are being asked to vote on the following proposals:

1.	Adoption of the Merger Agreement and Approval of the Merger. To adopt the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and approve the Merger (which is referred to as the merger proposal);

2.	Named Executive Officer Merger-Related Compensation Proposal. To approve, on a non-binding advisory basis, the change of control severance payments to certain named executive officers of Granite (which is referred to as the Granite change of control payments proposal); and

3.	Adjournment of Meeting. To approve the adjournment of the Granite special meeting, if necessary, to solicit additional proxies (which is referred to as the Granite adjournment proposal).

Q:	Are there any other matters to be addressed at the meetings?

A:	FNB United does not know of any other matters to be brought before the FNB United annual meeting, but if other matters are properly brought before such meeting or at any adjournment or postponement of such meeting, the individuals named in your proxy intend to take such action as, in their judgment, is in the best interest of FNB United and its shareholders.

Pursuant to Granite’s bylaws, no matters may be brought before the Granite special meeting other than those described in this joint proxy statement/prospectus.

Q:	How do the boards of directors of FNB United and Granite recommend that I vote?

A:	The FNB United board of directors recommends that holders of FNB United common stock vote “FOR” all FNB United proposals described in this joint proxy statement/prospectus.

The Granite board of directors recommends that Granite stockholders vote “FOR” all Granite proposals described in this joint proxy statement/prospectus.

Q:	What happens if I vote “FOR” some but not all of the proposals?

A:	The completion of the Recapitalization and the Merger requires that the FNB United shareholders approve the proposals for the issuance of common stock in the Merger, to the anchor investors, additional outside investors and additional inside investors, and to the Department of the Treasury, to amend the articles of incorporation to increase the amount of authorized capital stock and to effect the reverse stock split. The adoption of each of these six proposals is conditioned upon the adoption of the other five. If the FNB United shareholders do not approve all six of these proposals, the Recapitalization and the Merger cannot and will not be completed. How the FNB United shareholders vote on the remaining proposals to be presented at the FNB United annual meeting will not affect the Merger and Recapitalization.

The completion of the Merger also requires the approval of the merger proposal by the Granite stockholders. How the Granite stockholders vote on the other two proposals to be presented at the Granite special meeting will not affect the Merger.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy as soon as possible so that your shares will be represented at your respective company’s meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I vote?

A:	If you are a shareholder of record of FNB United as of , 2011, which is referred to as the FNB United record date, or a stockholder of record of Granite as of , 2011, which is referred to as the Granite record date, you may submit a proxy before your company’s annual or special meeting in one of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to submit a proxy via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your company’s annual or special meeting, as applicable.

If your shares are held in “street name” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Holders in “street name” who wish to vote in person at the applicable meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	When and where are the FNB United annual meeting of shareholders and the Granite special meeting of stockholders?

A:	The annual meeting of FNB United shareholders will be held at Pinewood Country Club, 247 Pinewood Road, Asheboro, North Carolina, at 9:30 a.m., local time, on , 2011. All shareholders of FNB United as of the FNB United record date, or their duly appointed proxies, may attend the FNB United annual meeting. Since seating is limited, seating at the FNB United annual meeting will be on a first-come, first-served basis.

The special meeting of Granite stockholders will be held at the Crowne Plaza (formerly Holiday Inn—Select), 1385 Lenoir Rhyne Boulevard, S.E. (at Interstate 40, Exit #125), Hickory, North Carolina at 9:30 a.m., local time, on                     , 2011. All stockholders of Granite as of the Granite record date, or their duly appointed proxies, may attend the Granite special meeting. Since seating is limited, seating at the Granite annual meeting will be on a first-come, first-served basis.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to FNB United or Granite or by voting in person at your meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker.

Brokers or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker or other nominee that are represented at the applicable meeting but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal.

FNB United believes that brokers or other nominees will have discretionary authority to vote only on the ratification of auditors proposal. Therefore, if you are a FNB United shareholder and you do not instruct your broker or other nominee on how to vote your shares:

•

your broker or other nominee may not vote your shares on the share issuance proposals, the articles of incorporation amendment proposal to increase the number of shares of capital stock authorized for issuance, the reverse stock split proposal, the election of directors, the non-binding approval of executive compensation proposal or the adjournment proposal, which broker non-votes will have no effect on the vote on these proposals; and

•

your broker or other nominee may vote your shares on the proposal to ratify the selection of Dixon Hughes Goodman LLP as FNB United’s independent registered public accounting firm for the fiscal year ending December 31, 2011.

Granite believes that brokers or other nominees do not have discretionary authority to vote on any of the proposals to be considered at the Granite special meeting. Therefore, if you are a Granite stockholder and you do not instruct your broker or other nominee on how to vote your shares:

•	your broker or other nominee may not vote your shares on the merger proposal, which broker non-vote will have the same effect as a vote “AGAINST” this proposal; and

•

your broker or other nominee may not vote your shares on either the Granite change of control payments proposal or the Granite adjournment proposal, which broker non-votes will have no effect on the vote on these proposals.

Q:	What constitutes a quorum?

A:	The presence, in person or by proxy, of the holders of a majority of the outstanding shares of FNB United common stock entitled to vote at the annual meeting is necessary to constitute a quorum at the annual meeting and any adjournment thereof. Each share is entitled to one vote on all matters. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Granite common stock entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting and any adjournment thereof. Each share is entitled to one vote on all matters. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum.

Q:	What vote is required to approve each proposal to be considered at the FNB United annual meeting?

A:	To elect FNB United directors: Election of the FNB United directors requires the affirmative vote of a plurality of the votes cast at the FNB United annual meeting. Accordingly, the three director nominees receiving the highest number of votes will be elected.

To act on all other matters: All other proposals on the agenda for the FNB United annual meeting will be approved if the number of votes cast in favor of the proposal at the annual meeting or any adjournment thereof exceeds the number of votes cast against the proposal.

As of the record date for the FNB annual meeting, FNB United’s directors and executive officers collectively had the right to vote less than 8% of the FNB United common stock outstanding and entitled to vote at the FNB United annual meeting. FNB United currently expects that its directors and executive officers will vote their shares of FNB United common stock in favor of each of the proposals to be considered at the FNB United annual meeting, although none of them has entered into any agreements obligating them to do so.

Q:	What vote is required to approve each proposal to be considered at the Granite special meeting?

A.	To adopt the Merger Agreement: The affirmative vote of a majority of the shares of Granite common stock outstanding as of the Granite record date and entitled to vote at the Granite special meeting is required to approve the merger proposal.

To act on all other matters: All other proposals on the agenda for the Granite special meeting will be decided by the affirmative vote of a majority of the votes cast on such proposals at the special meeting.

As of the record date for the special meeting of Granite stockholders, Granite’s directors and executive officers collectively had the right to vote less than 1.2% of the Granite common stock outstanding and entitled to vote at the Granite special meeting. Granite currently expects that its directors and executive officers will vote their shares of Granite common stock in favor of each of the proposals to be considered at the Granite special meeting, although none of them has entered into any agreements obligating them to do so.

Q:	What if I abstain from voting or do not vote?

A:	For the purposes of the FNB United annual meeting, an abstention, which occurs when a FNB United shareholder attends the FNB United annual meeting, either in person or by proxy, but abstains from voting, will have no effect on the outcome of the proposals to be considered at the FNB United annual meeting.

For the purposes of the Granite special meeting, an abstention, which occurs when a Granite stockholder attends the Granite special meeting, either in person or by proxy, but abstains from voting, will have the same effect as a vote “AGAINST” the merger proposal, but will have no effect on any other proposals to be considered at the Granite special meeting.

Q:	What if I hold stock of both FNB United and Granite?

A.	If you hold shares of both FNB United and Granite, you will receive two separate packages of proxy materials. A vote as a Granite stockholder for the merger proposal or any other proposals to be considered at the Granite special meeting will not constitute a vote as a FNB United shareholder for the share issuance proposal relating to the Merger or any other proposals to be considered at FNB United annual meeting, and vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from FNB United or Granite, or submit separate proxies as both a FNB United shareholder and a Granite stockholder by Internet or telephone.

Q:	May I change my vote or revoke my proxy after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the applicable meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of FNB United or Granite, as applicable;

•	by sending a completed proxy card bearing a later date than your original proxy card;

•

by logging onto the website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions on the proxy card; or

•	by attending the applicable meeting and voting in person; however, your attendance alone will not revoke any proxy.

If you choose any of the first three methods, you must take the described action no later than 11:59 p.m., Eastern time, on the day before the date of the applicable meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	What happens if I sell my shares after the applicable record date but before the applicable meeting?

A:	The applicable record date for the FNB United annual meeting or the Granite special meeting, as the case may be, is earlier than both the date of such meetings and the date that the Merger is expected to be completed. If you transfer your FNB United common stock or Granite common stock after the applicable record date but before the date of the applicable meeting, you will retain your right to vote at the applicable meeting (provided that such shares remain outstanding on the date of the applicable meeting), but if you are a Granite stockholder you will not have the right to receive any merger consideration for the transferred shares. To receive the merger consideration, you must hold your Granite common stock through completion of the Merger.

Q:	What do I do if I receive more than one joint proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name,” or otherwise through a nominee, you may receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the applicable meeting. These should each be voted or returned separately to ensure that all of your shares are voted.

Q:	What are the federal income tax consequences of the Merger?

A:	The Merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Internal Revenue Code, and it is a condition to the completion of the Merger that FNB United receive a written opinion from its legal counsel to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that holders of Granite common stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Granite common stock for FNB United common stock pursuant to the Merger. For further discussion of the material U.S. federal income tax consequences of the Merger, see “Material United States Federal Income Tax Consequences of the Merger,” beginning on page 81.

Q:	Will FNB United be able to carry forward and use its net operating losses after the Recapitalization and the Merger?

A:

Following the completion of the Recapitalization and the Merger, it is anticipated that FNB United will retain the ability to use its net operating loss carryforwards and other deferred tax assets to offset future taxable income. Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carryforwards after a change in control (generally greater than 50% change in ownership) based on share ownership activity, including the effects of the Recapitalization and Merger, during the three years prior to and including the date of the closing of the Recapitalization and the Merger. Based on its analysis of share ownership changes during the past three years, FNB United does not believe that there will be a change in control as a result of the Recapitalization and Merger that will result in a limitation on the utilization of net operating loss carryforwards and other deferred tax assets. In addition, it is a condition to the completion of the Recapitalization and the Merger that KPMG LLP provide an opinion to the anchor investors and the additional outside investors to the effect that the Recapitalization and Merger should not cause an “ownership change” within the meaning of Section 382 of the Internal Revenue Code.

Q:	Do I have appraisal or dissenters’ rights?

A:	No. Under Delaware law, holders of Granite common stock will not be entitled to exercise any appraisal rights in connection with the Merger or any of the other proposals being presented to them.

Under North Carolina law, holders of FNB United common stock will not be entitled to exercise any dissenters’ or appraisal rights in connection with any of the proposals being presented to them.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card.

If you are a holder of Granite common stock, you will receive written instructions from Registrar & Transfer Company, the exchange agent, after the Merger is completed on how to exchange your stock certificates for FNB United common stock.

FNB United shareholders will not be required to exchange or take any other action regarding their stock certificates in connection with the Merger. FNB United shareholders holding stock certificates should keep their stock certificates both now and after the Merger is completed.

Q:	What if I hold FNB United or Granite employee stock options or other stock-based awards?

A:	Upon the completion of the Merger, all outstanding Granite employee stock options and other stock-based awards will be converted into options and stock-based awards of FNB United, and those options and awards will entitle the holder to receive FNB United common stock. The number of shares issuable under those options and awards, and, if applicable, the exercise prices for those options and awards, will be adjusted based on the exchange ratio.

FNB United stock options and other equity-based awards will remain outstanding and generally will not be affected by the Merger.

Q:	What if I hold shares of FNB United common stock in my FNB United Retirement/Savings Plus Benefit Plan account?

A:	You generally will have voting rights with respect to shares of FNB United common stock that you hold in the FNB United Retirement/Savings Plus Benefit Plan (the “Retirement Plan”), although your proxy vote will serve as voting instructions to CommunityONE, as trustee of the Retirement Plan (the “Trustee”). The Trustee will in all events exercise any voting rights with respect to shares of FNB United common stock held in the Retirement Plan in accordance with the terms of the Retirement Plan, applicable law and applicable policies. If you hold shares of FNB United common stock in your Retirement Plan account, you are, or will be, receiving proxy materials relating to the exercise of your voting rights (including information as to the procedures for giving voting instructions to the Trustee).

Q:	Whom should I contact if I have any questions about the proxy materials or the meetings?

A:	If you have any questions about the Merger or any of the proposals to be considered at the FNB United annual meeting or the Granite special meeting, need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

FNB United and Granite have each engaged Phoenix Advisory Partners as its proxy solicitor. Whether you are a FNB United shareholder or a Granite stockholder, you should contact Phoenix Advisory Partners toll free at (866) 304-2061. If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

SUMMARY

The Companies

FNB United

FNB United is a bank holding company that owns and operates CommunityONE, a national bank offering full-service commercial, retail and trust banking services to consumer and business customers primarily in Alamance, Alexander, Ashe, Burke, Caldwell, Catawba, Chatham, Gaston, Guilford, Iredell, Montgomery, Moore, Orange, Randolph, Richmond, Rowan, Scotland, Watauga and Wilkes counties in North Carolina. CommunityONE, founded in 1907, was formerly known as First National Bank and Trust Company. At June 30, 2011, FNB United’s total assets on a consolidated basis were approximately $1.7 billion, its consolidated deposits were approximately $1.6 billion, its consolidated total loans (net of allowance for loan losses) were approximately $1.0 billion and its consolidated total shareholders’ deficit was approximately $(113.7) million.

FNB United was incorporated in the State of North Carolina as FNB Corp. in November 1984. FNB United’s principal offices are located at 150 South Fayetteville Street, Asheboro, North Carolina 27203, and its telephone number is (336) 626-8300. FNB United’s principal website is www.MyYesBank.com. FNB United common stock is listed on The Nasdaq Capital Market, trading under the symbol “FNBN.”

Granite

Granite is a bank holding company that owns and operates Bank of Granite, a state bank chartered under the laws of North Carolina on August 2, 1906, and Granite Mortgage, Inc., a mortgage company chartered under the laws of North Carolina on June 24, 1985. Granite Mortgage ceased mortgage originations during 2009, and its current activity is related to the resolution of residual assets and settling existing contractual obligations. Bank of Granite’s principal activities include the taking of demand and time deposits and the making of loans, secured and unsecured, to individuals, associations, partnerships and corporations. Bank of Granite conducts its community banking business operations from 18 full-service offices located in Burke, Caldwell, Catawba, Iredell, Mecklenburg, Watauga and Wilkes counties in North Carolina. At June 30, 2011, Granite’s total assets on a consolidated basis were approximately $807.1 million, its consolidated deposits were approximately $759.7 million, its consolidated total loans (net of allowance for loan losses) were approximately $455.7 million and its consolidated total stockholders’ equity was approximately $19.3 million.

Granite was incorporated in the State of Delaware on June 1, 1987. The mailing address of Granite’s principal offices is Post Office Box 128, Granite Falls, North Carolina 28630, and its telephone number is (828) 496-2000. Granite’s principal website is www.bankofgranite.com. Granite’s common stock is listed on The Nasdaq Capital Market, trading under the symbol “GRAN.”

Merger Sub

Merger Sub was incorporated in the State of Delaware on April 7, 2011, and is a wholly owned subsidiary of FNB United. Merger Sub has not, and prior to the completion of the Merger will not, conduct any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

The Merger

Each of the FNB United board of directors and Granite board of directors has approved and adopted or declared advisable the Merger Agreement, which provides that, subject to the terms and conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law, which is referred to as the DGCL, upon completion of the Merger, Merger Sub, a wholly owned subsidiary of FNB United, will merge with and into Granite, with Granite being the surviving corporation in the Merger and a wholly owned subsidiary of FNB United. Each share of Granite common stock, par value $1.00 per share, issued and outstanding immediately prior to the completion of the Merger (except any shares of Granite common stock held by Granite, FNB United, Merger Sub or any of their respective wholly owned subsidiaries (that are not shares owned in a fiduciary capacity or as a result of debts previously contracted), which will be cancelled upon completion of the Merger) will be converted into the right to receive 3.375 shares of FNB United common stock. Granite stockholders are being asked to adopt the Merger Agreement.

For further discussion of the terms of the Merger, see “The Merger Agreement—Terms of the Merger,” beginning on page 84.

The Recapitalization

In connection with the Merger, there will be a Recapitalization of FNB United. The Recapitalization will involve the sale of $79 million of common stock of FNB United to each of Carlyle and Oak Hill Capital, as well as the sale of an additional $152 million of FNB United common stock to additional investors through private placement transactions. The net proceeds of the Recapitalization will be contributed to CommunityONE and Bank of Granite so that each will be in compliance with the minimum capital requirements set forth in the FNB Consent Order and the Granite Consent Order, as applicable.

As a condition to the closing of the investments by Carlyle and Oak Hill Capital, FNB United must issue, in exchange for the FNB United preferred stock held by the United States Department of the Treasury, shares of FNB United common stock having an aggregate value equal to 25% of the $51.5 million aggregate liquidation preference of the preferred stock plus 100% of the accrued and unpaid dividends on the preferred stock as of the closing date. As additional conditions to the closing of the investments by Carlyle and Oak Hill Capital, CommunityONE must settle (i) $2.5 million of its subordinated debt for cash equal to 35% of the principal amount of the subordinated debt plus 100% of unpaid and accrued interest as of the closing date and (ii) $12.5 million (in aggregate liquidation value) of its preferred stock for cash equal to 25% of the aggregate liquidation value plus 100% of unpaid and accrued dividends, both of which are held by SunTrust. The satisfaction of the closing conditions under the Merger Agreement is also a condition to the closing of the investments by Carlyle and Oak Hill Capital.

Following the completion of the Recapitalization and the Merger, it is anticipated that FNB United will retain the ability to use its net operating loss carryforwards and other deferred tax assets to offset future taxable income. Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carryforwards after a change in control (generally greater than 50% change in ownership) based on share ownership activity, including the effects of the Recapitalization and Merger, during the three years prior to and including the date of the closing of the Recapitalization and the Merger. Based on its analysis of share ownership changes during the past three years, FNB United does not believe that there will be a change in control as a result of the Recapitalization and Merger that will result in a limitation on the utilization of net operating loss carryforwards and other deferred tax assets. In addition, it is a condition to the completion of the Merger and the Recapitalization that KPMG LLP provide an opinion to the anchor investors and the additional outside investors to the effect that the Recapitalization and Merger should not cause an “ownership change” within the meaning of Section 382 of the Internal Revenue Code.

Pro Forma Ownership of FNB United Common Stock

The following table sets forth the expected ownership of FNB United common stock upon the completion of the Merger and the Recapitalization by the additional outside investors, the anchor investors, the U.S. Department of the Treasury, existing Granite stockholders, additional inside investors and existing FNB United shareholders.

Pro Forma Ownership	Shares of FNB United Common Stock	Percentage of Outstanding Shares
Additional Outside Investors	934,062,500	44.30%
Carlyle	493,750,000	23.42%
Oak Hill Capital	493,750,000	23.42%
U.S. Department of the Treasury (1)	107,559,896	5.10%
Existing Granite Stockholders	52,159,413	2.47%
Additional Inside Investors	15,937,500	0.76%
Existing FNB United Shareholders	11,424,390	0.54%

Total	2,108,643,699	100.00%

(1)	Assumes for purposes of calculating the amount of the accrued dividends on TARP Preferred Stock that the completion of the Merger and the Recapitalization occurs on October 21, 2011.

Recommendation of the FNB United Board of Directors

FNB United’s board of directors recommends that holders of FNB United common stock vote as follows:

•	“FOR” the proposal to issue shares of FNB United common stock in connection with the Merger;

•	“FOR” the proposal to issue up to 1,921,562,500 shares of FNB United common stock in connection with the Investment Agreements and the Investor Subscription Agreements;

•	“FOR” the proposal to issue up to 15,937,500 shares of FNB United common stock in connection with the D&O Subscription Agreements;

•	“FOR” the proposal to issue shares of FNB United common stock in exchange for the FNB United preferred stock held by the United States Department of the Treasury;

•	“FOR” the proposal to amend FNB United’s articles of incorporation to increase the number of authorized shares of common stock and to increase the number of authorized shares of preferred stock;

•	“FOR” the proposal to amend FNB United’s articles of incorporation to effect a reverse stock split;

•	“FOR” each of the director nominees;

•	“FOR” the proposal to approve, on a non-binding advisory basis, the compensation of FNB United’s named executive officers;

•	“FOR” the proposal to ratify FNB United’s appointment of an independent auditor; and

•	“FOR” the proposal to adjourn the FNB United annual meeting, if necessary, to solicit additional proxies.

For further discussion of FNB United’s reasons for the Merger and the recommendations of FNB United’s board of directors, see “The Merger—Background of the Merger and the Recapitalization” and “The Merger—FNB United’s Reasons for the Merger and the Recapitalization and Recommendation of FNB United’s Board of Directors,” beginning on pages 51 and 58, respectively.

Recommendation of the Granite Board of Directors

Granite’s board of directors recommends that holders of Granite common stock vote as follows:

•	“FOR” the proposal to adopt the Merger Agreement and approve the Merger,

•	“FOR” the proposal to approve, on a non-binding advisory basis, the change of control severance payments to certain named executive officers of Granite, and

•	“FOR” the proposal to adjourn the Granite special meeting, if necessary, to solicit additional proxies.

For further discussion of Granite’s reasons for the Merger and the recommendations of Granite’s board of directors, see “The Merger—Background of the Merger and the Recapitalization” and “The Merger—Granite’s Reasons for the Merger and Recommendation of Granite’s Board of Directors,” beginning on pages 51 and 61, respectively.

Opinion of Granite’s Financial Advisor

In connection with the Granite board of directors’ consideration of the Merger Agreement, Granite’s financial advisor, Keefe, Bruyette & Woods, Inc., or KBW, provided its opinion to the Granite board of directors at the April 26, 2011 meeting of the Granite board of directors that, as of that date, and subject to and based on the qualifications and assumptions set forth in its opinion, the exchange ratio stated in the Merger Agreement was fair, from a financial point of view, to Granite’s stockholders. The full text of KBW’s opinion is attached as Annex I to this joint proxy statement/prospectus. Granite stockholders should read that opinion and the description of KBW’s opinion contained in this document in their entirety. The opinion of KBW does not reflect any developments that may have occurred or may occur after the date of its opinion and prior to the completion of the Merger. Granite does not expect that it will request an updated opinion from KBW.

Granite paid KBW a cash fee of $250,000 upon engagement and $500,000 concurrently with the rendering of the fairness opinion. Additionally, Granite has agreed to pay to KBW at the time of completion of the Merger a cash fee of $250,000.

Interests of Directors, Executive Officers and Certain Consultants in the Merger

In considering the information contained in this joint proxy statement/prospectus, you should be aware that FNB United’s executive officers and directors and certain consultants that FNB United has engaged to provide services to FNB United in connection with the Recapitalization and the Merger may have financial interests in the Recapitalization and the Merger that are different from, or in addition to, the interests of FNB United shareholders. These additional interests of FNB United’s executive officers and directors and such consultants may create potential conflicts of interest and cause these persons to view the proposed transaction differently than you may view it as a FNB United shareholder. In particular, FNB United director R. Reynolds Neely, Jr. and an affiliate of FNB United director H. Ray McKenney, Jr. are participating in the Recapitalization as investors, and they have each entered into a D&O Subscription Agreement with FNB United. Mr. Neely has agreed to invest $1,500 in exchange for 9,375 shares of FNB United common stock and Mr. McKenney’s affiliate has agreed to invest $150,000 in FNB United in exchange for 937,500 shares of FNB United common stock.

Additionally, each of Brian E. Simpson, Robert L. Reid, David L. Nielsen, Angus M. McBryde, III, and Gregory P. Murphy, who are proposed to be the senior executive officers of FNB United after the Recapitalization and the Merger (the “Consultants”), is a party to a Consulting and Services Agreement (the “Consulting Agreements”) with FNB United. Pursuant to the terms of the Consulting Agreements, each Consultant is entitled to receive a “success fee” upon the closing of the Recapitalization and the Merger. The amounts of the success fees are $350,000 for Messrs. Simpson, Reid and Nielsen, $265,000 for Mr. Murphy and $180,000 for Mr. McBryde. David C. Lavoie, Chief Credit Officer of CommunityONE Bank, is a party to an agreement with FNB United pursuant to which he is entitled to a “success fee” of $265,000 upon the closing of the Recapitalization and the Merger.

The Consultants and affiliates of the Consultants are also participating in the Recapitalization as additional inside investors. The Consultants, along with Mr. Lavoie, have entered into D&O Subscription Agreements with FNB United pursuant to which they have agreed to invest an aggregate of $1,698,500 in FNB United in exchange for 10,615,625 shares of FNB United common stock. The amounts that each has agreed to invest are $386,750 for Mr. Simpson and an affiliate of Mr. Simpson, $386,750 for an affiliate of Mr. Reid, $375,000 for Mr. Nielsen and an affiliate of Mr. Nielsen, $300,000 for Mr. Murphy, $150,000 for Mr. McBryde and an affiliate of Mr. McBryde, and $100,000 for Mr. Lavoie.

FNB United plans to enter into employment agreements (the “Employment Agreements”) with each Consultant and Mr. Lavoie (the “Proposed Senior Executives”). The Employment Agreements will provide for the Proposed Senior Executives to receive annual base salaries as follows: Mr. Simpson ($500,000); Mr. Reid ($475,000); Mr. Nielsen ($475,000); Mr. Lavoie ($475,000); Mr. McBryde: ($350,000); and Mr. Murphy ($250,000).

FNB United’s board of directors was aware of these interests and took them into account, among other matters, in its decision to approve the Recapitalization and the Merger and the issuance of shares of FNB United common stock in connection with the Recapitalization and the Merger. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of FNB United’s Directors and Executive Officers and Certain Consultants in the Recapitalization and the Merger,” beginning on page 74.

You should also be aware that Granite’s executive officers and directors may have financial interests in the Merger that are different from, or in addition to, the interests of Granite stockholders. These additional interests of Granite’s executive officers and directors may create potential conflicts of interest and cause these persons to view the proposed transaction differently than you may view it as a Granite stockholder.

In particular, Boyd C. Wilson, Jr., a member of the board of directors of Granite, is expected to be appointed to the board of directors of FNB United following the completion of the Merger. Mr. Wilson is also participating in the Recapitalization as an investor, and he has entered into a D&O Subscription Agreement with FNB United pursuant to which he has agreed to invest $100,000 in FNB United in exchange for 625,000 shares of FNB United common stock. Furthermore, in the event they are terminated or resign under certain circumstances following a change in control of Granite, R. Scott Anderson, President and Chief Executive Officer of Granite, and D. Mark Stephens, Senior Vice President, Chief Information Officer and Operations Director of the Bank of Granite, would be entitled to approximately $716,648 and $332,482 in compensation, respectively. However, applicable law prohibits FNB United or its subsidiaries from making golden parachute payments to Granite’s directors, officers or employees so long as FNB United, CommunityONE, Granite or Bank of Granite remain in a “troubled condition,” as such term is defined in the applicable regulations of the appropriate federal banking agency, or are subject to applicable restrictions under TARP.

Granite’s board of directors was aware of these interests and took them into account, among other matters, in its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of Granite’s Directors and Executive Officers in the Merger,” beginning on page 75.

Material United States Federal Income Tax Consequences of the Merger

The Merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and it is a condition to the completion of the Merger that FNB United receive a written opinion from its legal counsel to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that holders of Granite common stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Granite common stock for FNB United common stock pursuant to the Merger.

For further discussion of the material U.S. federal income tax consequences of the Merger, see “The Merger—Material United States Federal Income Tax Consequences of the Merger,” beginning on page 81.

Holders of Granite common stock should consult their tax advisors to determine the tax consequences to them, including the application and effect of any state, local or non-U.S. income and other tax laws, of the Merger.

Accounting Treatment of the Merger

The Merger will be treated as a “business combination” using the acquisition method of accounting with FNB United treated as the acquiror under generally accepted accounting principles, or GAAP.

For further discussion of the accounting treatment of the Merger, see “The Merger—Accounting Treatment of the Recapitalization and the Merger,” beginning on page 80.

No Appraisal Rights

Neither shareholders of FNB United nor stockholders of Granite will have appraisal or dissenters’ rights in connection with any of the proposals to be voted upon at their respective meetings.

Regulatory Matters

The Federal Reserve Bank of Richmond (the “Federal Reserve Bank”) or the Board of Governors of the Federal Reserve System (the “Federal Reserve”) must approve the Merger under the provisions of the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), relating to the acquisition of a bank holding company by another bank holding company, and the applicable waiting period must expire before it can be completed. The application for approval of the Merger (the “Federal Reserve Application”) was filed with the Federal Reserve on August 8, 2011. A condition of the investments of each of Carlyle and Oak Hill Capital in FNB United is each anchor investor’s receipt of determinations from the Federal Reserve that its investment will not result in control of FNB United, CommunityONE or Bank of Granite. To obtain such determinations, Carlyle and Oak Hill Capital have each furnished certain information with the Federal Reserve. Another condition of the investments is the appointment of new directors and senior executive officers for FNB United, which requires the non-objection of the Federal Reserve. FNB United has filed a notice for such appointments in connection with the Federal Reserve Application. In addition, the exchange of the FNB United preferred stock held by the United States Department of the Treasury for the issuance of FNB United common stock to the United States Department of the Treasury requires Federal Reserve approval. FNB United has included its request for such approval in the Federal Reserve Application. The redemption of the CommunityONE preferred stock held by SunTrust requires the approval of FNB United, the holder of all the common stock of CommunityONE. Under the terms of certain junior subordinated debt that FNB United issued to a trust that issued trust preferred securities, FNB United may not provide such approval unless it makes scheduled interest payments on the junior subordinated debt, which payments require the prior written approval of the Federal Reserve. FNB United has requested approval for such payments of interest as part of the Federal Reserve Application.

In addition, the OCC must approve CommunityONE’s capital restoration plan and business plan, and provide non-objection to the new directors and senior executive officers. CommunityONE filed the required plans with the OCC on August 8, 2011. It also filed the required notice regarding the new directors and senior executive officers on the same day. The OCC must also approve CommunityONE’s settlement of its subordinated debt held by SunTrust and the redemption of its preferred stock held by SunTrust. CommunityONE filed an application for these transactions with the OCC on August 8, 2011.

The new directors and senior executive officers of FNB United and CommunityONE have also been proposed to serve at Granite and Bank of Granite. Granite and Bank of Granite filed the required notice for their appointment on August 5, 2011.

For further discussion of the regulatory requirements in connection with the Recapitalization and the Merger, see “The Merger—Regulatory Approvals,” beginning on page 78.

Conditions to Completion of the Merger

As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others:

•	the approval of the Merger and the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Granite common stock entitled to vote thereon;

•

the approval by the affirmative vote of the holders of a majority of the votes cast of amendments to FNB United’s articles of incorporation necessary to consummate the Recapitalization and the Merger and the issuance of the shares of FNB United common stock in the Merger;

•

the receipt of all regulatory approvals and the expiration of all related statutory waiting periods necessary to consummate the Merger without the imposition of any conditions, restrictions or requirements that FNB United’s board of directors reasonably determines would, before or after completion of the Merger, either have a material adverse effect or be unduly burdensome;

•	the approval for listing on Nasdaq of the FNB United common stock to be issued in the Merger;

•

receipt by FNB United of an opinion of its legal counsel to the effect that, for federal income tax purposes, the Merger will constitute a reorganization or be treated as part of a reorganization, within the meaning of Section 368(a) of the Internal Revenue Code and that the exchange of Granite common stock for FNB United common stock will not give rise to the recognition of a gain or loss to Granite stockholders for federal income tax purposes; and

•	the completion of the investment in FNB United of an aggregate of at least $310 million in gross cash proceeds by the investors.

FNB United’s obligation to complete the Merger is also separately subject to the satisfaction or waiver of the following conditions, among others:

•

the possession by Granite of at least $215 million in cash and cash due from banks, deposits in other banks, overnight funds sold and due from the Federal Reserve, and securities available for sale that have not been pledged and for which a liquid market and price quotations are immediately available through a major securities dealer;

•	the possession by Granite of at least $700 million in non-brokered deposits;

•	the existence on Granite’s balance sheet of no more than $79 million of non-performing assets; and

•

Granite’s representations and warranties in the Merger Agreement being true and correct, subject to the materiality standards contained in the Merger Agreement, and the performance by Granite, in all material respects, of all of its obligations under the Merger Agreement.

Granite’s obligation to complete the Merger is also separately subject to the satisfaction or waiver of the following conditions, among others:

•

the United States Department of the Treasury’s exchange of the FNB United preferred stock it purchased as part of FNB United’s participation in TARP for FNB United common stock having an aggregate value (valuing the FNB United common stock at $0.16 per share) no greater than 25% of such preferred stock’s aggregate liquidation value of $51.5 million, plus 100% of accrued and unpaid dividends as of the completion of the Merger;

•	the amendment of the warrant to purchase FNB United common stock held by the United States Department of the Treasury to reduce the exercise price to no less than $0.16 per share;

•	the settlement by CommunityONE of $2.5 million of its subordinated debt held by SunTrust for no greater than 35% of its face value, plus 100% of accrued and unpaid interest as of the closing date, and the redemption by CommunityONE of its preferred stock held by SunTrust for no greater than 25% of its $12.5 million aggregate liquidation value, plus 100% of accrued and unpaid dividends as of the closing date;

•

an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, must not have occurred and will not occur with respect to FNB United as a result of the Merger and the Recapitalization; and

•

FNB United’s representations and warranties in the Merger Agreement being true and correct, subject to the materiality standards contained in the Merger Agreement, and the performance by FNB United, in all material respects, of all of its obligations under the Merger Agreement.

We cannot provide assurance as to when or if all of the conditions to the Merger can or will be satisfied or waived by the appropriate party. For further discussion of the conditions to the Merger, see “The Merger Agreement—Closing and Conditions to Closing of the Merger,” beginning on page 86.

Board of Directors and Executive Officers of FNB United after the Recapitalization and the Merger

Upon the completion of the Recapitalization and the Merger, the FNB United board of directors will be comprised of eleven members. H. Ray McKenney, Jr. and R. Reynolds Neely, Jr., currently directors of FNB United, are expected to remain on the board of directors following the Recapitalization and Merger. Boyd C. Wilson, Jr., currently a director of Granite, John Bresnan, a Managing Director of The Carlyle Group, and Scott B. Kauffman, a Principal of Oak Hill Capital Partners, are expected to be named as directors of FNB United in connection with the Recapitalization and the Merger. Also expected to be named as directors of FNB United in connection with the completion of the Recapitalization and the Merger are Brian E. Simpson, Robert L. Reid, Austin Adams, Jerry R. Licari, J. Chandler Martin and Louis A. “Jerry” Schmitt.

The individuals expected to become the executive officers of the combined company upon the completion of the Recapitalization and the Merger are listed below, along with their expected positions:

Name	Position
Brian E. Simpson	Chief Executive Officer
Robert L. Reid	President
David L. Nielsen	Chief Financial Officer
David C. Lavoie	Chief Risk Officer
Gregory P. Murphy	Chief Workout Officer
Angus M. McBryde, III	Treasurer

For more information regarding the management of FNB United after the Recapitalization and the Merger, see “The Merger—Board of Directors and Executive Officers of FNB United after Completion of the Recapitalization and the Merger,” beginning on page 70.

No Solicitation of Other Offers

Granite has agreed that it, its subsidiaries, its directors and officers and those of its subsidiaries will not, and Granite will use reasonable best efforts to cause its and each of its subsidiaries’ employees and agents not to:

•	initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any alternative acquisition proposal;

•	furnish information or access to any person that has made an alternative acquisition proposal; or

•	engage in any discussions or negotiations concerning an alternative acquisition proposal.

The Merger Agreement does not, however, prohibit Granite from furnishing information or access to a third party who has made an alternative acquisition proposal and participating in discussions and negotiating with such person prior to the receipt of stockholder approval if specified conditions are met. Among those conditions is a good faith determination by Granite’s board of directors that the acquisition proposal constitutes, or is reasonably likely to lead to, a proposal that is more favorable to Granite and its stockholders than the transactions contemplated by the Merger Agreement and is reasonably capable of being completed on its stated terms, taking into account all financial, regulatory, legal and other aspects of the proposal.

For further discussion of the restrictions on solicitation of acquisition proposals from third parties, see “The Merger Agreement—Restrictions on Granite’s Ability to Solicit Other Offers,” beginning on page 91.

Termination and Termination Fee

FNB United and Granite can agree by mutual consent to terminate the Merger Agreement, if the board of directors of each determines to do so. Further, under circumstances specified in the Merger Agreement, either FNB United or Granite may terminate the Merger Agreement. Those circumstances include, but are not limited to:

•	termination of either of the Investment Agreements with Carlyle or Oak Hill Capital for the purchase of $79 million of FNB United common stock;

•	the final, nonappealable denial of approval of a governmental authority required for completion of the Merger and the other transactions contemplated by the Merger Agreement; and

•

failure of the Merger to be completed by October 31, 2011, unless the failure to complete the Merger by that date is due to the knowing action or inaction by the party seeking to terminate the Merger Agreement.

FNB United may also terminate the Merger Agreement if, among other things:

•	Granite breaches or fails to perform its obligations concerning soliciting alternative transaction proposals, as described in the Merger Agreement, in any respect adverse to FNB United; or

•	Granite fails to hold the meeting of its stockholders to obtain the adoption and approval of the Merger Agreement.

In addition, if FNB United terminates the Merger Agreement as described above or under certain other circumstances, which are described in detail later in this joint proxy statement/prospectus, Granite may be required to pay to FNB United a termination fee of $450,000. For further discussion of the termination fee and the circumstances under which the Merger Agreement may be terminated, see “The Merger Agreement—Termination and Termination Fee,” beginning on page 95.

Amendment or Waiver of Merger Agreement Provisions

Subject to applicable law, prior to the completion of the Merger, the parties may amend the Merger Agreement by written agreement, except when doing so would require resubmission of the Merger Agreement to the stockholders of Granite. Furthermore, any provision of the Merger Agreement may be waived by the party benefited by the provision. For further discussion of the circumstances under which the Merger Agreement may be amended, see “The Merger Agreement—Waiver and Amendment,” beginning on page 97.

Matters to Be Considered at the Meetings

FNB United

FNB United shareholders will be asked to vote on proposals related to the following:

•	the issuance of shares of FNB United common stock in connection with the Merger;

•	the issuance of up to 1,921,562,500 shares of FNB United common stock in connection with the Investment Agreements and Investor Subscription Agreements;

•	the issuance of up to 15,937,500 shares of FNB United common stock in connection with the D&O Subscription Agreements;

•	the issuance of shares of FNB United common stock to the United States Department of the Treasury in exchange for the FNB United preferred stock held by the United States Department of the Treasury;

•

the amendment of FNB United’s articles of incorporation to increase the number of authorized shares of FNB United common stock from 150,000,000 to 2,500,000,000 and to increase the number of authorized shares of FNB United preferred stock from 200,000 to 10,000,000;

•	the amendment of FNB United’s articles of incorporation to effect a reverse stock split of common stock;

•

the election of three directors to serve for three-year terms expiring at the 2014 annual meeting of shareholders (it is anticipated that all of the directors of FNB United other than H. Ray McKenney, Jr. and R. Reynolds Neely, Jr. will resign in connection with the completion of the Recapitalization and the Merger in accordance with the conditions of the Investment Agreements);

•

the compensation of FNB United’s named executive officers, as determined by the Compensation Committee of the FNB United board of directors, which vote will be advisory only and non-binding on FNB United;

•	the ratification of the appointment of Dixon Hughes Goodman LLP as FNB United’s independent registered public accounting firm for 2011;

•	the adjournment of the FNB United annual meeting, if necessary, to solicit additional proxies; and

•	any other business as may properly come before the FNB United annual meeting or any adjournment or postponement thereof.

Approvals of the share issuance proposals and the amendment to the articles of incorporation to increase the number of authorized shares of common stock and preferred stock are required for the completion of the Recapitalization and the Merger.

The FNB United board of directors recommends that FNB United shareholders vote “FOR” all of the proposals set forth above. For further discussion of the FNB United annual meeting, see “FNB United Annual Meeting of Shareholders,” beginning on page 155.

Granite

Granite stockholders will be asked to vote on the following proposals:

•	to adopt the Merger Agreement and approve the Merger;

•	to approve, on an advisory basis, the change of control severance payments to certain named executive officers of Granite; and

•	to approve the adjournment of the Granite special meeting, if necessary, to solicit additional proxies.

Only the proposal regarding the adoption of the Merger Agreement and approval of the Merger is required for the completion of the Merger.

Approval of the advisory vote regarding the change of control severance payments to Granite’s named executive officers is not a condition to completion of the Merger. The vote with respect to the change of control severance payments is advisory only and will not be binding on Granite. Therefore, if the Merger Agreement is adopted by the stockholders of Granite and the Merger is completed, the change of control severance payments may still be made to the Granite named executive officers if and to the extent required regardless of the outcome of the advisory vote.

The Granite board of directors recommends that Granite stockholders vote “FOR” all of the proposals set forth above. For further discussion of the Granite special meeting, see “Granite Special Meeting of Stockholders,” beginning on page 118.

Rights of Granite Stockholders Will Change as a Result of the Merger

The rights of Granite stockholders are governed by Delaware law and by Granite’s certificate of incorporation and bylaws. The rights of FNB United shareholders are governed by North Carolina law and by FNB United’s articles of incorporation and bylaws. Upon the completion of the Merger, the rights of Granite stockholders will be governed by North Carolina law and FNB United’s articles of incorporation and bylaws. Therefore, Granite stockholders receiving merger consideration will have different rights once they become FNB United shareholders. These differences are described in detail under “Comparison of Rights of Holders of Granite Common Stock and FNB United Common Stock,” beginning on page 112.

Litigation Related to the Merger

FNB United and Granite are aware of one purported class action complaint relating to the Merger filed by a purported stockholder of Granite against Granite, Granite’s directors and FNB United. The complaint alleges, among other things, that the directors of Granite have breached their fiduciary duties to the Granite stockholders and that Granite and FNB United aided and abetted Granite’s directors’ alleged breaches of their fiduciary duties. The plaintiff seeks, among other things, class action status and injunctive relief preventing the defendants from consummating the Merger. Granite, FNB United and the other defendants believe that the lawsuit is without merit and intend to defend the action vigorously. For further discussion of this litigation, see “The Merger—Litigation Related to the Merger,” beginning on page 80.

SELECTED CONSOLIDATED FINANCIAL DATA OF FNB UNITED

The following tables set forth selected consolidated financial information for FNB United. The selected statement of operations data for the six months ended June 30, 2011 and 2010 and the selected balance sheet data as of June 30, 2011 and 2010 have been derived from FNB United’s unaudited consolidated financial statements. In the opinion of FNB United’s management, all adjustments considered necessary for a fair presentation of the interim June 30 financial information have been included. The selected statement of operations data for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006 and the selected balance sheet data as of December 31, 2010, 2009, 2008, 2007 and 2006 have been derived from FNB United’s consolidated financial statements that were audited by Dixon Hughes Goodman LLP. The following information should be read together with FNB United’s consolidated financial statements, the notes related thereto and management’s related reports on FNB United’s financial condition and performance, all of which are contained herein or in FNB United’s reports filed with the SEC. The operating results for the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for any future period.

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31, (6)
	2011	2010	2010	2009	2008	2007	2006
	(dollars in thousands, except per share data)
Income Statement Data
Net interest income	$18,401	$29,297	$51,650	$60,535	$59,568	$63,591	$56,119
Provision for loan losses	53,763	36,726	132,755	61,509	27,759	5,514	2,526
Noninterest income	6,867	9,953	27,623	13,442	19,335	18,371	15,488
Noninterest expense	59,080	32,743	75,680	111,615	112,508	57,218	49,974
Provision (benefit) for income taxes	(576)	(2,036)	1,259	3,414	(3,227)	6,355	7,124

Income (loss) from continuing operations	(86,999)	(28,183)	(130,421)	(102,561)	(58,137)	12,875	11,983

Income (loss) from discontinued operations, net of tax	(5,682)	(319)	(1,406)	865	(1,672)	(514)	204

Net income (loss)	(92,681)	(28,502)	(131,827)	(101,696)	(59,809)	12,361	12,187

Preferred stock dividends	(2,104)	(1,641)	(3,294)	(2,871)	—	—	—

Net income (loss) to common shareholders	$(94,785)	(30,143)	$(135,121)	(104,567)	(59,809)	12,361	12,187

Average Balance Sheet Data:
Total Assets	$1,839,995	$2,059,419	$2,036,603	$2,158,123	$2,040,204	$1,862,602	$1,575,307
Loans held for investment (1)	1,203,475	1,546,544	1,494,959	1,583,213	1,555,113	1,357,256	1,124,121
Allowance for loan losses (2)	79,439	54,667	63,057	38,283	20,493	15,882	14,213
Deposits	1,662,566	1,702,699	1,725,019	1,639,830	1,483,749	1,440,604	1,218,071
Borrowings	214,453	242,523	226,660	334,332	322,643	188,790	166,507
Shareholders’ equity (deficit)	(53,981)	97,315	68,190	172,217	215,571	212,841	174,135

Per Common Share Data
Basic net income/(loss) from continuing operations	$(7.80)	$(2.61)	$(11.70)	$(9.23)	$(5.10)	$1.14	$1.25
Basic net income/(loss)	(8.30)	(2.64)	(11.83)	(9.16)	(5.24)	1.09	1.27
Diluted net income/(loss) from continuing operations	(7.80)	(2.61)	(11.70)	(9.23)	(5.10)	1.14	1.23
Diluted net income/(loss)	(8.30)	(2.64)	(11.83)	(9.16)	(5.24)	1.09	1.25
Book value at end of period	(15.70)	1.76	(7.80)	4.05	12.94	18.93	18.39
Cash dividends	—	—	—	0.05	0.45	0.60	0.62

Weighted Average Number of Shares:
Basic	11,426	11,424	11,424	11,417	11,408	11,322	9,620
Diluted	11,426	11,424	11,424	11,417	11,408	11,336	9,716

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(dollars in thousands, except per share data)

Performance Ratios:
Return on average assets	(10.16)%	(2.79)%	(6.47)%	(4.71)%	(2.93)%	0.66%	0.77%
Return on average equity (3)	(346.23)	(59.06)	(193.32)	(59.05)	(27.74)	5.81	7.00
Return on average tangible equity (4)	(373.98)	(62.12)	(207.30)	(79.59)	(59.78)	12.99	14.75
Net interest margin	2.20	3.22	2.81	3.11	3.40	4.01	4.18

Asset Quality Ratios:
Allowance for loan losses to period end loans (2)	5.83%	4.58%	7.18%	3.16%	2.19%	1.20%	1.22%
Nonperforming loans to allowance for loan loss (2)	350.18	324.91	352.12	352.63	276.57	107.63	69.84
Nonperforming assets to total assets (5)	16.82	13.23	20.62	9.98	5.02	1.14	0.81
Net charge-off to average loans	14.76	2.17	5.92	2.97	0.67	0.27	0.17

Capital Ratios:
Total risk-based capital ratio	(10.73)%	9.18%	(2.56)%	10.29%	10.39%	10.43%	11.53%
Tier 1 risk-based capital ratio	(10.73)	4.99	(2.56)	6.86	6.94	8.03	8.36
Tier 1 leverage ratio	(7.23)	4.06	(1.86)	5.68	6.11	7.54	7.16
Average equity to average assets	(2.93)	4.73	3.35	7.98	10.57	11.43	11.05

(1)	Loans held for investment, net of unearned income, before allowance for loan losses.
(2)	Excludes discontinued operations.
(3)	Net loss available to common shareholders, which excludes preferred stock dividends, divided by average realized common equity which excludes accumulated other comprehensive loss.
(4)	Refer to “About FNB United—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures,” beginning on page 221.
(5)	Nonperforming loans and nonperforming assets include loans past due 90 days or more that are still accruing interest.
(6)	Discontinued operations related to Dover Mortgage Company (“Dover Mortgage”) have been separated in the selected consolidated financial data above for all comparative periods as required by applicable accounting rules for the preparation of the financial statements filed with FNB United’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011. Because the effects of Dover Mortgage’s discontinued operations in 2010 and in comparable, prior periods are immaterial, the Consolidated Statements of Loss on page FS-54 of this joint proxy statement/prospectus do not show discontinued operations for the periods presented therein.

SELECTED CONSOLIDATED FINANCIAL DATA OF GRANITE

The following tables set forth selected consolidated financial information for Granite. The selected statement of operations data for the six months ended June 30, 2011 and 2010 and the selected balance sheet data as of June 30, 2011 and 2010 have been derived from Granite’s unaudited consolidated financial statements. In the opinion of Granite’s management, all adjustments considered necessary for a fair presentation of the interim June 30 financial information have been included. The selected statement of operations data for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006 and the selected balance sheet data as of December 31, 2010, 2009, 2008, 2007 and 2006 have been derived from Granite’s consolidated financial statements that were audited by Dixon Hughes Goodman LLP. The following information should be read together with Granite’s consolidated financial statements, the notes related thereto and management’s related reports on Granite’s financial condition and performance, all of which are contained herein or in Granite’s reports filed with the SEC. The operating results for the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for any future period.

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(dollars in thousands, except per share data)
Income Statement Data:
Net interest income	$14,736	$16,344	$31,189	$31,422	$37,170	$52,467	$54,596
Provision for loan losses	6,006	20,603	30,832	28,733	30,228	55,131	6,414
Noninterest income	2,684	3,579	8,783	8,887	10,378	13,179	12,678
Noninterest expense	16,625	16,971	33,594	42,996	48,974	37,001	32,948
Provision (benefit) for income taxes	—	(790)	(790)	(5,800)	4,597	(11,183)	9,880

Income (loss) from continuing operations	(5,211)	(16,861)	(23,664)	(25,620)	(36,251)	(15,303)	18,032

Income from discontinued operations, net of tax	—	—	—	—	—	—	—

Net income (loss)	(5,211)	(16,861)	(23,664)	(25,620)	(36,251)	(15,303)	18,032

Preferred stock dividends	—	—	—	—	—	—	—

Net income (loss) to common stockholders	$(5,211)	$(16,861)	$(23,664)	$(25,620)	$(36,251)	$(15,303)	$18,032

Average Balance Sheet Data:
Total Assets	$842,164	$1,031,664	$987,525	$1,101,659	$1,189,700	$1,205,911	$1,155,475
Loans held for investment (1)	523,234	717,297	661,387	871,762	955,625	933,347	872,514
Allowance for loan losses	25,561	28,000	29,033	24,467	18,839	17,863	14,478
Deposits	789,904	941,864	910,076	961,851	982,463	969,911	923,903
Borrowings	24,000	39,867	34,236	56,809	81,162	84,860	77,973
Stockholders’ equity	23,166	43,503	36,910	67,865	113,255	139,764	143,496

Per Common Share Data:
Basic net income/(loss) from continuing operations	$(0.34)	$(1.09)	$(1.53)	$(1.66)	$(2.35)	$(0.97)	$1.12
Basic net income/(loss)	(0.34)	(1.09)	(1.53)	(1.66)	(2.35)	(0.97)	1.12
Diluted net income/(loss) from continuing operations	(0.34)	(1.09)	(1.53)	(1.66)	(2.35)	(0.97)	1.12
Diluted net income/(loss)	(0.34)	(1.09)	(1.53)	(1.66)	(2.35)	(0.97)	1.12
Book value at end of period	1.25	2.23	1.58	3.05	4.80	7.47	9.14
Cash dividends	—	—	—	—	0.26	0.52	0.48

Weighted Average Number of Shares:
Basic	15,454	15,454	15,454	15,454	15,448	15,775	16,049
Diluted	15,454	15,454	15,454	15,454	15,448	15,775	16,104

Performance Ratios:
Return on average assets	(1.25)%	(3.30)%	(2.40)%	(2.33)%	(3.05)%	(1.27)%	1.56%
Return on average equity (3)	(45.36)	(78.16)	(64.11)	(37.75)	(32.01)	(10.95)	12.57
Return on average tangible equity (2)	(45.36)	(78.16)	(64.11)	(37.81)	(35.42)	(11.89)	13.62
Net interest margin	3.84	3.46	3.44	3.11	3.48	4.77	5.18

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(dollars in thousands, except per share data)

Asset Quality Ratios:
Allowance for loan loss to period end loans	4.43%	4.54%	5.03%	3.59%	2.62%	1.87%	1.73%
Nonperforming loans to allowance for loan loss	42.32	47.28	45.40	52.38	49.03	48.49	169.95
Nonperforming assets to total assets (4)	8.31	8.02	8.43	6.26	5.00	3.19	0.87
Net charge-off to average loans	5.07	5.29	4.60	2.95	2.42	5.70	0.52

Capital Ratios:
Total risk-based capital ratio	5.20%	6.29%	5.71%	7.73%	8.73%	11.22%	15.05%
Tier 1 risk-based capital ratio	3.91	4.98	4.41	6.44	7.46	9.97	13.78
Tier 1 leverage ratio	2.53	3.25	2.83	4.84	6.49	8.76	11.56
Average equity to average assets	2.75	4.22	3.74	6.16	9.52	11.59	12.42

(1)	Loans held for investment, net of unearned income, before allowance for loan losses.
(2)	Refer to “About Granite—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures,” beginning on page 130.
(3)	Net loss to common stockholders, which excludes preferred stock dividends, divided by average realized common equity which excludes accumulated other comprehensive loss.
(4)	Nonperforming loans and nonperforming assets include loans past due 90 days or more that are still accruing interest.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined balance sheet of FNB United as of June 30, 2011, gives effect to the proposed Recapitalization and Merger (together, the “Transactions”) as if the proposed Transactions had occurred on June 30, 2011, and combines the unaudited condensed consolidated balance sheets of FNB United and Granite as of June 30, 2011.

The unaudited pro forma condensed combined statement of operations of FNB United for the six-month period ended June 30, 2011, is presented as if the proposed Transactions had occurred on January 1, 2010, and combines the unaudited results of FNB United and Granite for such periods. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 of FNB United is presented as if the proposed Transactions had occurred on January 1, 2010, and combines the results of FNB United and Granite for the year ended December 31, 2010.

The notes to the unaudited pro forma condensed combined financial statements describe the pro forma amounts and adjustments presented below.

The Merger will be accounted for as a business combination under the acquisition method of accounting and FNB United is the deemed accounting acquirer and Granite is the deemed accounting acquiree. The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC. The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the preliminary allocation of the estimated purchase price to identifiable net assets acquired and an amount for bargain purchase gain (representing the difference between the purchase price and the estimated fair value of the identifiable net assets). The allocation of the purchase price is dependent upon certain valuation and other studies that are not yet final. The final allocation will be determined after the Merger is completed and is subject to further adjustments as additional information becomes available and as additional analyses are performed. Accordingly, the pro forma purchase price adjustments shown below are preliminary. There can be no assurances that the final valuations will not result in changes to these purchase price adjustments. The final acquisition accounting adjustments and the income from operations may be different from the unaudited pro forma adjustments and unaudited pro forma condensed combined statements of operations. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single company during the periods presented or the results that the combined company will experience after the Merger is completed. The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the Merger. These financial statements also do not include any integration costs or benefits from Merger synergies.

The unaudited pro forma condensed combined financial information presented below is based on, and should be read together with, the historical financial information that FNB United and Granite have included in this joint proxy statement/prospectus as of and for the indicated periods.

FNB United Corp.

UNAUDITED Pro Forma Condensed Combined Consolidated Balance Sheet

As of June 30, 2011

(amounts in thousands, except per share data)

	FNB United Corp. Historical	Bank of Granite Corporation Historical	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and cash equivalents	$160,791	$59,771	$275,403	A	$495,965
Securities	380,679	249,498	—		630,177
Loans held for sale	9,450	—	—		9,450
Loans held for investment	1,018,274	476,788	(27,346)	B,C	1,467,716
Allowance for loan and lease losses	(59,366)	(21,115)	21,115	B	(59,366)

Loans held for investment, net	958,908	455,673	(6,231)		1,408,350
Premises and equipment, net	43,422	12,446	(260)	B	55,608
Other real estate owned	101,384	17,187	(1,719)	B,F	116,852
Intangible assets	3,776	—	2,901	B,D	6,677
Bank owned life insurance	32,511	4,387	—		36,898
Other assets	31,317	8,098	—		39,415

Total assets	$1,722,238	$807,060	$270,094		$2,799,392

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand deposits	$156,059	$87,920	$—		$243,979
Demand, savings, and money market deposits	557,080	276,325	—		833,405
Time deposits of $100,000 or more	492,653	179,685	1,080	B,E	673,418
Other time deposits	399,162	215,736	—		614,898

Total deposits	1,604,954	759,666	1,080		2,365,700
Commercial repos	10,056	—	—		10,056
FHLB Advances	144,456	24,000	—		168,456
Subordinated debt	2,500	—	(2,500)	I	—
Junior subordinated debentures	56,702	—	—		56,702
Other liabilities	17,288	4,091	(659)	J	20,720

Total liabilities	1,835,956	787,757	(2,079)		2,621,634

Preferred stock—Series A	49,302	—	(49,302)	K	—
Preferred stock	12,500	—	(12,500)	I	—
Common stock (1)	147,537	(2,676)	288,500	L	497,233
			8,346	H
			2,676	G
			52,850	K
Retained earnings (accumulated deficit)	(322,154)	23,433	(8,000)	A	(318,572)
			7,014	M
			4,568	H
			(23,433)	G
Accumulated other comprehensive gain (loss)	(903)	(1,454)	1,454	G	(903)

Total shareholders’ equity (deficit)	(113,718)	19,303	272,173		177,758

Total liabilities and shareholders’ equity	$1,722,238	$807,060	$270,094		$2,799,392

(1)	Common Stock includes common stock warrants, common stock and additional paid-in capital.

The accompanying notes are an integral part of the unaudited pro forma condensed combined consolidated financial information. Certain reclassifications have been made to Granite’s balance sheet to conform with FNB United’s presentation. Unless otherwise stated, amounts are in thousands.

A.	Adjustment to record estimated changes in cash balances for the impact of:

Net proceeds from additional capital investment	$288,500
One-time merger related expenses	(8,000)
Repurchase of CommunityONE preferred stock	(3,125)
Settlement of CommunityONE subordinated debt	(875)
Payment of accrued dividend on CommunityONE preferred stock	(438)
Payment of accrued interest on FNB Statutory Trust II	(659)

Net change in cash	$275,403

One-time expenses related to the Merger of FNB United and Granite, including personnel costs, facility consolidation and technology conversion costs, are expected to be approximately $8,000. This cost is expected to be incurred and expensed over an 18-month period. FNB United and Granite have not included any integration costs or benefits from synergies that may result from the Merger.

B.	Adjustment to record estimated purchase accounting adjustments for Granite:

Estimated credit loss adjustment on loans	$(22,350)
Fair value adjustment on loans	(4,996)

Total credit loss and fair value adjustment on loans	(27,346)

Elimination of Granite allowance for loan and lease losses	21,115
Fair value adjustment on existing land	(260)
Fair value adjustment on other real estate	(1,719)
Estimated core deposit intangible	2,901
Fair value adjustment on time deposits	(1,080)

Net purchase accounting adjustments	$(6,389)

C.	The interest rate portion of the loan purchase accounting adjustment ($4,996) reflects estimated fair value of the loans based upon current interest rates for similar loans using current market interest rates plus a spread representing required return, liquidity premium, servicing cost and other factors. This adjustment will be accreted into income over the estimated lives of these loans. Estimated accretion in the pro forma was determined using the sum-of-the-years digits method which approximates a level yield. Upon closing of the Merger, an independent valuation will be conducted and the resulting adjustment amortized or accreted using the level yield (interest) method. The larger portion ($22,350) of the adjustment to loans reflects the estimated credit portion of the fair value adjustment as required under ASC Topic 805. This amount is an estimate based on the contractual cash flows not expected to be collected over the estimated lives of these loans. It differs from the allowance for loan losses under ASC Topic 450 using the incurred loss model, which estimated probable loan losses incurred as of the balance sheet date. Under the incurred loss model, losses expected as a result of future events are not recognized. When using the expected cash flow approach these losses are considered in the valuation. For pro forma presentation purposes, we have estimated this loss at 4.7% of gross loans.

D.	Estimated fair value of core deposit intangible (“CDI”) representing the estimated future economic benefit resulting from the acquired customer balances and relationships. This value was developed in consultation with third party valuation firms and was based on ranges in similar transactions with impaired banks. CDI has been estimated for pro forma purposes using a 50 basis points core deposit premium on all deposits, excluding time deposits in excess of $100,000. For pro forma purposes, FNB United is amortizing the CDI using the straight-line method and an estimated life of eight years. Upon closing of the Merger, an independent valuation of the CDI will be conducted.

E.	The estimated fair value adjustment on time deposits is calculated using current market rates for similar products with similar remaining lives. This adjustment will be amortized into interest expense over the estimated lives of the deposits. Estimated amortization in the pro forma was computed using the sum-of-the-years digits method which approximates a level yield. Upon closing of the Merger, an independent valuation will be conducted and the resulting adjustment amortized using the level yield (interest) method.

F.	Estimated other real estate owned (“OREO”) adjustment reflecting expected loss on the disposal of the remaining OREO property as a result of estimated declines in market value and additional selling costs. Upon closing of the Merger, an independent valuation of OREO will be conducted.

G.	Elimination of Granite stockholders’ equity as part of the acquisition accounting adjustments representing the conversion of all Granite common stock into FNB United common stock. Granite common stock will be exchanged in the Merger at a ratio of 3.375 FNB United shares for each common share of Granite. There is no Granite preferred stock.

Elimination of common stock of Granite	$2,676
Elimination of retained earnings of Granite	(23,433)
Elimination of accumulated other comprehensive loss of Granite	1,454

Elimination of Granite stockholders’ equity at June 30, 2011	$(19,303)

H.	Estimated amount of bargain purchase gain to be recorded in the acquisition of Granite, less amounts allocated to the fair value of tangible and specifically identified intangible assets acquired. The purchase price and purchase price allocation are as follows:

Common stock consideration to Granite stockholders (15,454 shares, 3.375 conversion ratio and $0.16 share price)		$8,346
Granite stockholders’ equity at June 30, 2011	$19,303
Total credit loss and fair value adjustment on loans	(27,346)
Elimination of Granite allowance for loan and lease losses	21,115
Fair value adjustment on existing land	(260)
Fair value adjustment on other real estate for expected losses during disposition	(1,719)
Estimated core deposit intangible	2,901
Fair value mark on time deposits	(1,080)

Total allocation of purchase price		$12,914
Bargain purchase gain		$4,568

I.	Settlement of CommunityONE subordinated debt and repurchase of CommunityONE preferred stock owned by SunTrust. On August 1, 2011, CommunityONE and SunTrust entered into an agreement to settle the $2,500 in subordinated debt of CommunityONE held by SunTrust for cash in amount equal to 35% of the principal amount of the subordinated debt, plus 100% of the accrued but unpaid interest on the subordinated debt as of the closing date of the Merger. The agreement also provides for CommunityONE’s repurchase of the $12,500 of CommunityONE preferred stock owned by SunTrust for cash in an amount equal to 25% of the aggregate liquidation amount of the preferred stock, plus 100% of the accrued but unpaid dividends thereon as of the closing date of the Merger.

J.	Payment of unpaid interest on FNB United Statutory Trust II of $659.

K.

Exchange of preferred stock, series A to common stock per the Exchange Agreement. The United States Department of the Treasury (“Treasury”) and FNB United entered into an Exchange Agreement, dated August 12, 2011, pursuant to which Treasury agreed to exchange FNB United preferred stock, series A held by Treasury for FNB United common stock (valued at $0.16 per share) having a value equal to the sum of 25% of the aggregate liquidation preference of the preferred stock (i.e., $51.5 million) plus 100% of the amount of accrued and unpaid dividends on the preferred stock as of the closing date of the Merger. In the Exchange Agreement, FNB United and Treasury also agreed to adjust the warrant to reduce the warrant exercise price to $0.16 per share.

Exchange of preferred stock, series A for common stock	$49,302
Exchange of unaccrued dividend on preferred stock, series A for common stock	3,548

Addition to common stock	$52,850

L.	Common stock issued for additional capital investment of $310,000.

Gross proceeds from common stock issuance	$310,000
Estimated transaction expenses	(21,500)

Net proceeds	$288,500

In connection with the Recapitalization, FNB United expects to incur approximately $21,500 in transaction expenses, including an estimated $14,000 in investment banking fees, $2,800 in capital raising consulting and success fees to be paid to consultants that are to become the proposed new management team of FNB United after the completion of the Merger and the Recapitalization and a success fee to be paid to a current employee of FNB United, and $4,700 in other due diligence costs and legal expenses.

M.	Adjustments to record estimated changes in the retained earnings balance for:

Payment of unaccrued dividend on preferred stock, series A	$(3,548)
Payment of unaccrued dividend on CommunityONE preferred stock	(438)
Gain on settlement of CommunityONE subordinated debt	1,625
Discount on repurchase of CommunityONE preferred stock	9,375

Net estimated retained earnings changes	$7,014

FNB United Corp.

UNAUDITED Pro Forma Condensed Combined Consolidated Statement of Operations

For the Year Ended December 31, 2010

(amounts in thousands, except per share data)

	FNB United Corp. Historical	Bank of Granite Corporation Historical	Pro Forma Adjustments		Pro Forma Combined
Interest Income
Interest and fees on loans	$68,807	$36,263	$1,576	A	$106,646
Interest and dividends on investment securities:
Taxable income	11,976	8,401	—		20,377
Non-taxable income	1,551	—	—		1,551
Other interest income	503	135	—		638

Total interest income	82,837	44,799	1,576		129,212

Interest Expense
Deposits	24,911	12,776	(947)	A	36,740
Retail repurchase agreements	98	—	—		98
Federal Home Loan Bank advances	3,517	—	—		3,517
Federal funds purchased	4	—	—		4
Other borrowed funds	2,105	834	(583)	B	2,356

Total interest expense	30,635	13,610	(1,530)		42,715

Net Interest Income before Provision for Loan Losses	52,202	31,189	3,106		86,497
Provision for loan losses	132,755	30,832	—		163,587

Net Interest Loss after Provision for Loan Losses	(80,553)	357	3,106		(77,090)

Noninterest Income
Service charges on deposit accounts	7,358	4,760	—		12,118
Mortgage loan income	5,510	(4)	—		5,506
Cardholder and merchant services income	3,000	288	—		3,288
Trust and investment services	1,946	—	—		1,946
Bank owned life insurance	988	—	—		988
Other service charges, commissions and fees	1,030	—	—		1,030
Securities gains, net	10,647	2,403	—		13,050
Total other-than-temporary impairment loss	—	—	—		—
Net gain on fair value swaps	273	—	—		273
Other income	235	1,336	—		1,571

Total noninterest income	30,987	8,783	—		39,770

Noninterest Expense
Personnel expense	30,360	10,257	—		40,617
Net occupancy expense	5,031	1,706	—		6,737
Furniture, equipment and data processing expense	7,056	1,853	—		8,909
Professional fees	3,908	—	—		3,908
Other real estate owned expense	14,532	7,297	—		21,829
FDIC insurance	5,856	4,485	—		10,341
Amortization of core deposit intangibles	795	—	363	C	1,158
Other expense	13,464	7,996	—		21,460

Total noninterest expense	81,002	33,594	363		114,959

Loss from continuing operations, before income taxes	(130,568)	(24,454)	2,743		(152,279)
Income tax expense (benefit)—continuing operations	1,259	(790)	—		469

Net loss from continuing operations	(131,827)	(23,664)	2,743		(152,748)
Cumulative dividends on preferred stock	(3,294)	—	3,294	D	—

Net Loss from Continuing Operations Available to Common Shareholders	$(135,121)	$(23,664)	$6,037		$(152,748)

Weighted average number of common shares outstanding—basic and diluted	11,424	15,454	2,072,182	E	2,083,606
Net loss per common share from continuing operations—basic and diluted	$(11.83)	$(1.53)	$0.00		$(0.07)

FNB United Corp.

UNAUDITED Pro Forma Condensed Combined Consolidated Statement of Operations

For the Six Months Ended June 30, 2011

(amounts in thousands, except per share data)

	FNB United Corp. Historical	Bank of Granite Corporation Historical	Pro Forma Adjustments		Pro Forma Combined
Interest Income
Interest and fees on loans	$25,282	$14,551	$640	A	$40,473
Interest and dividends on investment securities:
Taxable income	4,798	4,350	—		9,148
Non-taxable income	297	—	—		297
Other interest income	284	47	—		331

Total interest income	30,661	18,948	640		50,249

Interest Expense
Deposits	10,132	3,988	(133)	A	13,987
Retail repurchase agreements	31	—	—		31
Federal Home Loan Bank advances	1,401	224	—		1,625
Federal funds purchased	—	—	—		—
Other borrowed funds	696	—	(166)	B	530

Total interest expense	12,260	4,212	(299)		16,173

Net Interest Income before Provision for Loan Losses	18,401	14,736	939		34,076
Provision for loan losses	53,763	6,006	—		59,769

Net Interest Loss after Provision for Loan Losses	(35,362)	8,730	939		(25,693)

Noninterest Income
Service charges on deposit accounts	2,929	1,939	—		4,868
Mortgage loan income	107	—	—		107
Cardholder and merchant services income	1,607	104	—		1,711
Trust and investment services	752	—	—		752
Bank owned life insurance	666	—	—		666
Other service charges, commissions and fees	356	—	—		356
Securities (losses)/gains, net	(84)	49	—		(35)
Total other-than-temporary impairment loss	—	—	—		—
Net gain on fair value swaps	169	—	—		169
Other income	365	592	—		957

Total noninterest income	6,867	2,684	—		9,551

Noninterest Expense
Personnel expense	12,725	4,903	—		17,628
Net occupancy expense	2,303	1,557	—		3,860
Furniture, equipment and data processing expense	3,219	—	—		3,219
Professional fees	2,879	—	—		2,879
Other real estate owned expense	26,773	3,224	—		29,997
FDIC insurance	3,438	1,660	—		5,098
Amortization of core deposit intangibles	397	—	181	C	578
Other expense	7,346	5,281	—		12,627

Total noninterest expense	59,080	16,625	181		75,886

Loss from continuing operations, before income taxes	(87,575)	(5,211)	758		(92,028)
Income tax benefit—continuing operations	(576)	—	—		(576)

Net loss from continuing operations	(86,999)	(5,211)	758		(91,452)
Cumulative dividends on preferred stock	(2,104)	—	2,104	D	—

Net Loss from Continuing Operations Available to Common Shareholders	$(89,103)	$(5,211)	$2,862		$(91,452)

Weighted average number of common shares outstanding—basic and diluted	11,426	15,454	2,072,182	E	2,083,608
Net loss per common share from continuing operations—basic and diluted	$(7.80)	$(0.34)	$0.00		$(0.04)

The accompanying notes are an integral part of the unaudited pro forma condensed combined consolidated financial information. Certain reclassifications have been made to Granite’s Statement of Operations to conform to FNB United’s presentation.

A.	Accretion of fair value adjustments for loans of $1,576 and deposits of $947 for the year ended December 31, 2010. Accretion of fair value adjustments for loans of $640 and deposits of $133 for the six months ended June 30, 2011. Estimated accretion was determined using the sum-of-the-years digits method which approximates a level yield.

B.	Reversal of actual interest paid on CommunityONE subordinated debt during the period. CommunityONE’s subordinated debt will be settled as part of the transaction. The effect is a reversal of interest of $583 for the year ended December 31, 2010 and $166 for the six months ended June 30, 2011.

C.	Amortization of CDI for Granite. CDI will be amortized using the straight-line method over an eight year period. The amortization expense is $363 for the year ending December 31, 2010 and $181 for the period ending June 30, 2011.

D.	Reversal of dividends on CommunityONE preferred stock and FNB United preferred stock, series A. All CommunityONE preferred stock will be repurchased and all FNB United preferred stock, series A will be exchanged for FNB United common stock as part of the Transactions. For the year ended December 31, 2010, FNB United had outstanding preferred stock, series A, and the effect of the reversal of dividends on earnings available to common shareholders is $3,294. For six months ended June 30, 2011 FNB United had outstanding preferred stock, series A and CommunityONE preferred stock held by SunTrust, and the effect of the reversal on earnings available to common shareholders is $1,666 and $438, respectively, for a total of $2,104.

E.	Additional shares of common stock are calculated as follows:

Common stock issued as part of the recapitalization ($310,000 at $0.16 per share)	1,937,500
Exchange of preferred stock, series A for common stock ($51,500 exchanged at 75% discount at $0.16 per share; $329 unpaid dividends at $0.16 per share)	82,525
Common stock issued in exchange for Granite common stock (15,454 shares, 3.375 exchange ratio)	52,157

Additional shares issued	2,072,182

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following Comparative Per Share Data table sets forth for FNB United common stock and Granite common stock certain historical, unaudited pro forma and pro forma equivalent per share financial information. In accordance with the requirements of the SEC, the unaudited pro forma and pro forma equivalent per share information gives effect to the Transactions as if the Transactions had been effective on the dates presented, in the case of the book value data, and as if the Transactions had become effective on January 1, 2010, in the case of the net income and dividends declared data. The unaudited pro forma data in the tables assume that the Merger is accounted for using the acquisition method of accounting and represents a current preliminary estimate based on available information and certain assumptions the FNB United management believes are reasonable. The pro forma financial adjustments reflect the assets and liabilities of Granite at their preliminary estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Unaudited Pro Forma Condensed Combined Financial Information.” The information in the following table is based on, and should be read together with, the consolidated financial statements and related notes of each of FNB United and Granite included in this joint proxy statement/prospectus. See “Financial Statements” beginning on page FS-1.

We anticipate that the Merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, and asset dispositions, among other factors that may result as a consequence of the Merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been if our companies had combined during this period nor is it indicative of the results of operations in future periods or the future financial position of the combined company. Upon completion of the Merger, the operating results of Granite will be reflected in the consolidated financial statements of FNB United on a prospective basis.

		FNB United Historical	Granite Historical	Pro Forma Combined	Per Equivalent Bank of Granite Share A
For the Year Ended December 31, 2010
Earnings per share:
Basic	B	$(11.83)	$(1.53)	$(0.07)	$(0.25)
Diluted	B	$(11.83)	$(1.53)	$(0.07)	$(0.25)

Dividends per share:
Basic	B	$—	$—	$—	$—
Diluted	B	$—	$—	$—	$—

Book value per share:
Basic	C	$(7.80)	$1.58	$0.13	$0.43
Diluted	C	$(7.80)	$1.58	$0.13	$0.43

For the Six Months Ended June 30, 2011
Earnings per share:
Basic	B	$(7.80)	$(0.34)	$(0.04)	$(0.15)
Diluted	B	$(7.80)	$(0.34)	$(0.04)	$(0.15)

Dividends per share:
Basic	B	$—	$—	$—	$—
Diluted	B	$—	$—	$—	$—

Book value per share:
Basic	C	$(15.70)	$1.25	$0.08	$0.28
Diluted	C	$(15.70)	$1.25	$0.08	$0.28

A.	Calculated based on pro forma combined multiplied by the exchange ratio of 3.375 shares of FNB United common stock for each share of Granite common stock.
B.	Pro forma earnings and dividends per share are based upon pro forma combined net income and dividends, and pro forma combined weighted average common shares outstanding during the period.
C.	Pro forma book value per share is based on pro forma combined equity and pro forma combined common shares outstanding at the end of the period.

MARKET PRICES, DIVIDENDS AND OTHER DISTRIBUTIONS

Stock Prices

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share of FNB United common stock and Granite common stock, which trade on The Nasdaq Capital Market under the symbols “FNBN” and “GRAN,” respectively. As of August 11 2011, there were approximately 6,366 beneficial holders of FNB United’s common stock and approximately 6,781 beneficial holders of Granite’s common stock.

	FNB United Common Stock		Granite Common Stock
	High	Low	High	Low
2009
First Quarter	$4.50	$1.61	$3.61	$1.10
Second Quarter	$3.39	$1.85	$3.50	$1.50
Third Quarter	$2.88	$1.77	$3.12	$1.02
Fourth Quarter	$2.65	$1.10	$1.04	$0.40
2010
First Quarter	$1.70	$1.03	$2.38	$0.54
Second Quarter	$2.42	$0.67	$3.49	$0.75
Third Quarter	$0.93	$0.45	$1.23	$0.50
Fourth Quarter	$0.74	$0.27	$0.91	$0.44
2011
First Quarter	$0.83	$0.20	$0.92	$0.50
Second Quarter	$0.72	$0.24	$1.36	$0.52
Third Quarter (1)	$0.56	$0.38	$1.00	$0.70

(1)	Through August 12, 2011.

On April 26, 2011, the last trading day before the public announcement of the signing of the Merger Agreement, the last sale prices per share of FNB United common stock and Granite common stock on The Nasdaq Capital Market were $0.25 and $0.54, respectively. On                     , 2011, the latest practicable date before the date of this joint proxy statement/prospectus, the last sale price per share of FNB United common stock and Granite common stock on The Nasdaq Capital Market were $                     and $                    , respectively.

Market Value of Securities

The following table sets forth the market value per share of FNB United common stock, the market value per share of Granite common stock and the equivalent market value per share of Granite common stock on April 26, 2011 (the last full trading day preceding public announcement of the merger) and                      , 2011 (the latest practicable trading day prior to the date of this document). The equivalent market value per share is based upon an exchange ratio of 3.375 shares of FNB United common stock for one each share of Granite multiplied by the closing sales price for FNB United common stock on the date specified.

The historical market values per share of FNB United common stock and Granite common stock and the historical market value of FNB United common stock used to determine the equivalent market value per share of Granite common stock are the per share closing sales prices on April 26, 2011 and                     , 2011, respectively, as reported on The Nasdaq Capital Market with respect to each of FNB United and Granite common stock.

	FNB United Common Stock		Granite Common Stock		Equivalent Value Per Share of Granite Common Stock
April 26, 2011		$0.25		$0.54		$0.84
, 2011	$		$		$

The market value of the FNB United common stock to be issued in exchange for shares of Granite common stock upon the completion of the Merger will not be known at the time of the Granite special meeting. The above tables show only historical comparisons. Because the market prices of FNB United common stock and Granite common stock will likely fluctuate prior to the Merger, these comparisons may not provide meaningful information to Granite stockholders in determining whether to adopt the Merger Agreement. Granite stockholders are encouraged to obtain current market quotations for FNB United common stock and Granite common stock and to review carefully the other information contained in this proxy statement/prospectus. See “Where You Can Find More Information,” at the beginning of this proxy statement/prospectus.

On August 2, 2010, FNB United received written notice from The Nasdaq Stock Market indicating that FNB United was not in compliance with Listing Rule 5450(a)(1), the bid price rule of The Nasdaq Global Select Market, because the closing price per share of its common stock had been below $1.00 per share for 30 consecutive business days. In accordance with the rules of The Nasdaq Stock Market, FNB United was afforded a 180-day grace period to achieve compliance with the bid price rule. As of January 31, 2011, FNB United had not achieved compliance and submitted an application to The Nasdaq Stock Market to transfer the listing of its common stock to The Nasdaq Capital Market from The Nasdaq Global Select Market, where it had been listed. The application was granted effective February 3, 2011, and FNB United became eligible for an additional 180 calendar day period, or until August 1, 2011, to achieve compliance with the bid price rule. Approval to transfer to The Nasdaq Capital Market was conditioned upon FNB United’s agreeing to effect a reverse stock split during the additional 180-day period should it become necessary to do so to meet the minimum $1.00 bid price per share requirement. On August 3, 2011, FNB United received written notice from The Nasdaq Stock Market of the Nasdaq staff’s determination that FNB United has not regained compliance with Nasdaq Listing Rule 5550(a)(2), the bid price rule of The Nasdaq Capital Market. FNB United’s continued noncompliance with the bid price rule is the subject of an appeal made by FNB United, which is described below.

On December 20, 2010, FNB United received a second written notice from The Nasdaq Stock Market indicating that FNB United was not in compliance with Listing Rule 5450(b)(1)(C), the market value rule, because the market value of its publicly held shares was below $5.0 million for the 30 consecutive business days ended December 17, 2010. By transferring the listing of its common stock to The Nasdaq Capital Market, effective February 3, 2011, FNB United became subject to the continued listing requirements of that market, which provide that the market value of FNB United’s publicly held shares must exceed $1.0 million. FNB United satisfies this requirement.

On March 16, 2011, FNB United received a written notice from The Nasdaq Stock Market indicating that FNB United was not in compliance with Listing Rule 5550(b)(1), the shareholders equity rule, because FNB United’s shareholders equity as of December 31, 2010 was below $2.5 million and FNB United did not meet the alternative continued listing standards of market value of listed securities or income from continuing operations. FNB United submitted a plan to regain compliance with such Listing Rule on April 28, 2011, which it later supplemented on June 6, 2011. On June 10, 2011, The Nasdaq Stock Market notified FNB United it had determined that FNB United did not provide a definitive plan evidencing its ability to achieve near term compliance with the continued listing requirements, and that trading of its common stock would be suspended at the opening of business on June 21, 2011 and FNB United’s securities would be removed from listing and registration on The Nasdaq Capital Market unless FNB United requested an appeal of The Nasdaq Stock Market’s determination by June 17, 2011. FNB United timely requested an appeal, which stayed the suspension and delisting of FNB United’s common stock pending the disposition of the appeal. As part of this appeal, on August 4, 2011, FNB United participated in a hearing held by The Nasdaq Stock Market. Following the hearing, FNB United received written notice from The Nasdaq Stock Market of the appeals panel’s determination to grant FNB United’s request to remain listed on Nasdaq, subject to certain conditions. These conditions include the closings of the Recapitalization and Merger occurring on or before October 31, 2011, FNB United’s filing with the SEC on or before October 31, 2011 a current report on Form 8-K containing pro forma financial statements demonstrating in excess of $2.5 million in shareholders’ equity, and FNB United common stock’s maintaining on or before November 18, 2011 a closing bid price of $1.00 or more for a minimum of ten consecutive trading days. If these conditions are not satisfied and FNB United’s common stock is delisted from trading on The Nasdaq Capital Market, FNB United intends to apply for new listing in connection with the completion of the Recapitalization and the Merger.

On March 21, 2011, the listing of Granite’s common stock was transferred from The Nasdaq Global Select Market to The Nasdaq Capital Market. The transfer was prompted by Granite’s failure to be in compliance with the bid price rule, because the closing bid price per share of its common stock had been below $1.00 for 30 consecutive days prior to September 22, 2010. With the transfer, Granite became eligible for an additional 180-day calendar day period, or until September 19, 2011, to regain compliance with the bid price rule.

Dividends and Other Distributions

FNB United declared a dividend with respect to its common stock of $0.025 per share for each of the quarters ended March 31, 2009 and June 30, 2009. FNB United suspended payment of dividends after the quarter ended June 30, 2009. Granite suspended payment of dividends in the third quarter of 2008.

There are restrictions on the ability of FNB United and CommunityONE to pay dividends. For a description of such restrictions, please see “Management’s Discussion and Analysis of Financial Condition Results of—Results of Operations for Years Ended December 31, 2010, 2009, and 2008—Capital Adequacy and Resources—Prompt Corrective Action,” beginning on page 233 and “Note 3—Regulatory Matters” in the notes to FNB United’s financial statements set forth elsewhere in this joint proxy statement/prospectus.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Information” below, you should carefully consider each of the following risk factors in evaluating whether to vote for the approval of the share issuance proposals, in the case of the FNB United shareholders, or the Merger proposal, in the case of the Granite stockholders. If the Merger and the Recapitalization are consummated, FNB United and Granite will operate as a combined company in a market environment that involves significant risks, many of which will be beyond the combined company’s control. We have described below the risks and uncertainties that we believe to be material to a decision on how to vote your shares. If any of the following risks and uncertainties develops into actual events, the combined company, its results of operations or its financial condition could be adversely affected. In such an event, the trading price of the common stock of FNB United could decline, and you may lose all or part of your investment.

Risks Related to the Merger and the Recapitalization

If the Recapitalization and the Merger are not completed, FNB United will not be able to continue as a going concern, and CommunityONE may be placed into FDIC receivership, which would result in FNB United shareholders losing the entire value of their investment.

Completion of the Recapitalization and the Merger is subject to various conditions, certain of which are outside of FNB United’s and Granite’s control, and may not be satisfied.

CommunityONE was designated by the OCC as “critically undercapitalized” as of April 29, 2011. Under the prompt corrective action provisions of the Federal Deposit Insurance Act, not later than 90 days after an institution becomes critically undercapitalized, the institution’s primary federal bank regulatory agency must appoint a receiver or a conservator, unless the agency, with the concurrence of the FDIC, determines that the purposes of the prompt corrective action provisions would be better served by another course of action. Any such determination must be reassessed by the agency and reassessed every 90 days. Notwithstanding the foregoing, a receiver must be appointed if the institution is critically undercapitalized on average during the calendar quarter beginning 270 days after the date on which the institution became critically undercapitalized, unless the agency determines, with FDIC concurrence, that the institution has positive net worth, is in substantial compliance with an approved capital restoration plan, is profitable or has a sustainable upward trend in earnings, and is reducing its ratio of nonperforming loans to total loans, and unless the head of the agency and the chairperson of the FDIC certify that the institution is viable and not expected to fail. Although it has been more than 90 days since CommunityONE was designated “critically undercapitalized,” the Bank has not been placed into receivership as of the date of this joint proxy statement/prospectus.

If the Recapitalization and the Merger are not completed, it is expected that FNB United would not have time to find alternative sources of capital to prevent the receivership of CommunityONE. In the event of receivership, the shareholders of FNB United would lose the entire value of their investments, and shareholders will not receive any value for their common stock.

If the Recapitalization and the Merger are not completed, Granite may not be able to continue as a going concern, and Bank of Granite may be placed into FDIC receivership, which would result in Granite stockholders losing the entire value of their investment.

Bank of Granite has been designated by the FDIC as significantly undercapitalized, and its capital levels are declining. If the Recapitalization and the Merger are not completed, Granite will need to find alternative sources of capital to meet its regulatory capital requirements. If such alternative sources of capital are not found, Bank of Granite may be placed into FDIC receivership. In the event of receivership, the stockholders of Granite will lose the entire value of their investments, and stockholders will not receive any value for their common stock.

The Recapitalization and the Merger cannot be completed unless regulatory approvals are received and conditions of those approvals are met.

We cannot complete the Recapitalization and the Merger unless FNB United receives the necessary regulatory approvals, and we may not receive these regulatory approvals. These transactions, which involve the acquisition of one troubled company by another troubled company as part of a $310 million recapitalization of the combined company, along with the appointment of new management and directors, are unprecedented, and raise policy issues for the regulators with approval authority. We have filed the appropriate application with the Federal Reserve seeking approval of the Merger. The Federal Reserve may decline to approve the Merger, impose additional conditions on the completion of the Merger, or require changes in the terms of the Merger. These conditions or changes could result in the termination of the Merger Agreement, or could have the effect of delaying completion of the Merger, imposing additional costs or limiting the possible revenues of the combined company.

In addition, the closing of the investments of Carlyle, Oak Hill Capital and the additional investors in FNB United is a condition to the closing of the Merger. These investments are conditioned on, among other things, each anchor investor’s receipt of determinations from the Federal Reserve that its investment will not result in control of FNB United, CommunityONE or Bank of Granite.

Another condition of the investments of Carlyle and Oak Hill Capital in FNB United is the reconstitution of the board of directors and the appointment of certain individuals as senior executive officers of FNB United. Any appointment of a new director or senior executive officer requires the non-objection of the Federal Reserve. FNB United filed a notice for the appointment of the proposed new directors and senior executive officers on August 8, 2011. The Federal Reserve may disapprove the appointment. If the Federal Reserve does not disapprove the appointment before the end of the notice period, the appointment may be made.

CommunityONE also is required by the OCC to submit to the OCC an acceptable capital restoration plan and a business plan for its operation after the Merger. CommunityONE filed a revised capital restoration plan and a business plan with the OCC on August 8, 2011, which the OCC may or may not accept. In addition, the appointment of new directors and senior executive officers for the Bank requires the non-objection of the OCC. CommunityONE Bank filed the required notice on August 8, 2011. The OCC may disapprove such appointment.

Because the number of shares of FNB United common stock that Granite stockholders will receive for each share of Granite common stock held is fixed and will not be adjusted in the event of changes in the price of either FNB United’s or Granite’s common stock, the market value of the shares of FNB United common stock that Granite stockholders will receive in connection with the Merger is subject to change prior to the completion of the Merger.

The number of shares of FNB United common stock that Granite stockholders will receive in the Merger for each share of Granite common stock held is fixed such that each share of Granite common stock will be converted into the right to receive 3.375 shares of FNB United common stock. No adjustments to this exchange ratio will be made based on changes in the price of either FNB United common stock or Granite common stock prior to the completion of the Merger. Changes in stock price may result from a variety of factors, including, among others, general market and economic conditions, changes in FNB United’s or Granite’s respective businesses, operations and prospects, market assessment of the likelihood that the Merger will be completed in the manner anticipated or at all and regulatory considerations. Many of these factors are beyond the control of FNB United and Granite.

As a result of any such changes in stock price, the market value of the shares of FNB United common stock that Granite stockholders are entitled to receive at the time that the Merger is completed could vary significantly from the value of such shares immediately prior to the public announcement of the Merger, on the date of this joint proxy statement/prospectus, on the date of the Granite special meeting, or on the date on which a Granite stockholder actually receives shares of FNB United common stock. Accordingly, at the time of the Granite special meeting, Granite stockholders will not know or be able to calculate the exact market value of the consideration that they will receive upon completion of the Merger.

The opinion obtained by Granite from its financial advisor will not reflect changes in circumstances between the date of signing the Merger Agreement and the date the Merger closes.

Granite has not obtained an updated opinion as of the date of this joint proxy statement/prospectus from its financial advisor. Changes in the operations and prospects of FNB United or Granite, general market and economic conditions and other factors which may be beyond the control of FNB United and Granite, and on which the financial advisor’s opinion was based, may significantly alter the value of FNB United or Granite or the prices of shares of FNB United common stock or Granite common stock by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because Granite currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the exchange ratio stated in the Merger Agreement, from a financial point of view, at the time the Merger is completed. For a description of the opinion that Granite received from its financial advisor, please refer to “The Merger—Opinion of Keefe, Bruyette & Woods, Inc.,” beginning on page 63 of this joint proxy statement/prospectus.

FNB United and Granite will incur significant transaction and Merger-related integration costs in connection with the Recapitalization and the Merger.

FNB United and Granite have incurred and expect to continue incurring significant costs associated with completing the Recapitalization and the Merger. FNB United and Granite are continuing to assess the impact of these costs. Although FNB United and Granite believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and Merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

FNB United may suffer substantial losses due to its agreements to indemnify investors in the Recapitalization against a broad range of potential claims.

In the Investment Agreements with the anchor investors and the Subscription Agreements with the additional investors, FNB United has agreed to indemnify the investors after the completion of the transactions contemplated by such agreements for a broad range of claims, including losses resulting from the inaccuracy or breach of representations, warranties or covenants made by FNB United in such agreements, and any action, suit, claim, proceeding or investigation brought by any FNB United shareholder or any other person or entity (other than the investor) relating to such agreements or the Merger and the Recapitalization. While these indemnities are subject to various limitations, if claims were successfully brought against FNB United, FNB United could suffer significant losses.

The Merger Agreement limits Granite’s ability to pursue alternatives to the Merger.

The Merger Agreement contains provisions that limit Granite’s ability to initiate, solicit, encourage, discuss, negotiate or agree to competing third party proposals to acquire all or a significant part of Granite. In addition, Granite has agreed to pay FNB United a fee of $450,000 if it takes certain actions adversely affecting the likelihood that the Merger will be completed. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Granite from considering or proposing that acquisition even if it were prepared to pay a higher per share price than that proposed in the Merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Granite than it might otherwise have proposed to pay.

The Investment Agreements with the anchor investors limit FNB United’s ability to pursue alternatives to the Recapitalization and Merger.

FNB United’s Investment Agreements with the anchor investors contain provisions that limit FNB United’s ability to initiate, solicit, encourage, discuss, negotiate or agree to competing third party proposals to invest in or acquire all or a significant part of FNB United. In addition, FNB United has agreed to pay each anchor investor a fee of $3,875,000 if the applicable Investment Agreement is terminated by such anchor investor due to the FNB United board of directors’ failing to make or changing its recommendation that the FNB United shareholders approve the issuance of FNB United common stock pursuant to such Investment Agreement or in connection with FNB United entering into an agreement with a third party regarding a change of control of FNB United. These provisions might discourage a potential competing acquiror or investor that might have an interest in investing in or acquiring all or a significant part of FNB United from considering or proposing that acquisition even if it were prepared to pay a higher per share price than that proposed in the Investment Agreements, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire FNB United than it might otherwise have proposed to pay.

Certain current and prospective directors and executive officers of FNB United have interests in the Merger and the Recapitalization that may be different from, or in addition to, the interests of other FNB United shareholders.

Certain current members of the FNB United board of directors, and certain executive officers and directors that will be appointed or elected upon the consummation the Merger and the Recapitalization, and that are participating as additional inside investors, are parties to agreements or participants in other arrangements that provide them with interests in the Merger that are different from, or in addition to, your interests as a shareholder of FNB United. These interests include, among others, continued service as a compensated director or an executive officer of the combined company and certain “success fee” payments in connection with the completion of the Merger and Recapitalization. The additional inside investors have agreed to purchase shares of our common stock at a price of $0.16 per share, which is the same per share price as the shares of common stock to be issued and sold to the anchor investors and additional outside investors. These different interests may have created conflicts of interest during FNB United’s negotiations and discussions with its counterparties in the Merger and the Recapitalization regarding the terms and conditions of such transactions, and during the negotiations of their respective employment agreements or appointments to the board of directors, as applicable, which are to become effective upon the completion of the Merger and Recapitalization. FNB United’s board of directors was aware of these interests and considered them, among other matters, when adopting a resolution to approve the Merger Agreement and recommending that FNB United shareholders vote to approve and adopt the Merger Agreement. We have further described these different interests under “The Merger – Interests of FNB United’s Directors, Executive Officers and Certain Consultants in the Recapitalization and the Merger,” beginning on page [      ]. In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware that these prospective executive officers and current and prospective directors may have financial interests in the Merger and Recapitalization that may be different from, or in addition to, the interests of other FNB United shareholders.

A lawsuit has been filed against Granite, members of the Granite board of directors and FNB United challenging the Merger, and an adverse judgment in such lawsuit may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

Granite, members of the Granite board of directors and FNB United are named as defendants in a purported class action lawsuit brought by a purported Granite stockholder challenging the Merger, seeking, among other things, to enjoin the defendants from consummating the Merger on the agreed-upon terms.

One of the conditions to the closing of the Merger, and the investments of each of Carlyle and Oak Hill Capital, is that no judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that prohibits the consummation of the Merger and the other transactions contemplated by the Merger Agreement shall have been issued by any governmental authority and remain in effect. As such, if the plaintiff in the purported class action lawsuit or any other party successfully obtains an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from becoming effective, or from becoming effective within the expected timeframe.

Risks Related to the Combined Company If the Recapitalization and Merger Are Completed

Even if the Recapitalization is completed, the proceeds received may not be sufficient to satisfy the combined company’s capital and liquidity needs in the future or to satisfy changing regulatory requirements, and the combined company may need to raise additional capital.

Assuming the Recapitalization is completed, the proceeds will be used to strengthen the capital bases of CommunityONE and Bank of Granite. However, despite the anticipated increase in the capital base, if economic conditions worsen or fail to improve, or if the combined company’s operations or financial condition continues to deteriorate or fails to improve, particularly in the residential and commercial real estate markets in which CommunityONE and Bank of Granite operate, the combined company may need to raise additional capital. Factors affecting whether additional capital would be required include, among others, additional provisions for loan and lease losses, loan charge-offs, write-downs of OREO, changing requirements of regulators and other risks discussed in this “Risk Factors” section. If the combined company has to raise additional capital, it may not be able to do so in the amounts or time required on favorable terms, or at all. Further, any additional capital raised may be significantly dilutive to the existing shareholders and may result in the issuance of securities that have rights, preferences and privileges that are senior to the FNB United common stock.

The combined company will be subject to a number of requirements and prohibitions under regulatory orders imposed on it and such orders may not be lifted.

CommunityONE and Bank of Granite have been subject to consent orders which require them to improve their respective capital positions, asset quality, liquidity and management oversight, among other matters. In addition, FNB United is operating under a written agreement with the Federal Reserve Bank dated October 21, 2010 that, among other things, provides that unless FNB United receives the consent of the Federal Reserve Bank, it cannot:

•	pay dividends;

•	receive dividends or payments representing a reduction in capital from CommunityONE;

•	make any payments on subordinated debentures or trust preferred securities;

•	incur, increase or guarantee any debt; or

•	purchase or redeem any shares of its capital stock.

The written agreement requires that the FNB United board of directors fully utilize FNB United’s financial and managerial resources to ensure that CommunityONE complies with its consent order.

Although the combined company is expected to be in compliance with the minimum capital requirements set forth in the consent orders, assuming the completion of the Recapitalization, including the contemplated private placements of FNB United common stock, CommunityONE and Bank of Granite may not be in compliance with a number of other requirements in the consent orders, and FNB United may not be in compliance with the agreement with the Federal Reserve Bank. Any material failure to comply with the provisions of the consent orders or the written agreement could result in further enforcement actions by the OCC or the Federal Reserve Bank.

The Nasdaq Stock Market may delist FNB United’s common stock.

As discussed in more detail above in “Market Prices, Dividends and Other Distributions,” FNB United does not satisfy The Nasdaq Capital Market’s common stock bid price requirements for continued listing or its continued listing standards related to any of shareholders’ equity, market value or net income. On June 10, 2011, The Nasdaq Stock Market notified FNB United that trading of FNB United common stock on The Nasdaq Capital Market would be suspended at the opening of business on June 21, 2011 and delisted from trading unless

FNB United requested an appeal by June 17, 2011. FNB United timely requested an appeal, which stayed the suspension and delisting of FNB United’s common stock pending the disposition of the appeal. As part of this appeal, on August 4, 2011, FNB United participated in a hearing held by The Nasdaq Stock Market. Following the hearing, FNB United received written notice from The Nasdaq Stock Market of the appeals panel’s determination to grant FNB United’s request to remain listed on Nasdaq, subject to certain conditions. These conditions include the closings of the Recapitalization and Merger occurring on or before October 31, 2011, FNB United’s filing with the SEC on or before October 31, 2011 a current report on Form 8-K containing pro forma financial statements demonstrating in excess of $2.5 million in shareholders’ equity, and FNB United common stock’s maintaining on or before November 18, 2011 a closing bid price of $1.00 or more for a minimum of ten consecutive trading days. If these conditions are not satisfied and FNB United common stock is delisted from trading on The Nasdaq Capital Market, FNB United intends to apply for new listing on The Nasdaq Stock Market in connection with the completion of the Recapitalization and the Merger. Approval of such application may be denied or delayed.

The perception or possibility that FNB United’s common stock could be delisted in the future could negatively affect its liquidity and price. Delisting would have an adverse effect on the liquidity of the FNB United common stock and, as a result, the market price for the common stock might become more volatile. Delisting could also make it more difficult for FNB United to raise additional capital. Although FNB United expects that quotes for its common stock would continue to be available on the OTC Bulletin Board or on the “Pink Sheets,” such alternatives are generally considered to be less efficient markets, and the stock price, as well as the liquidity of the common stock, may be adversely affected as a result.

The loss of any member of the expected new senior management may adversely affect the combined company.

Upon the consummation of the Recapitalization and the Merger, FNB United will appoint new executive management. The combined company will rely heavily on the experience and expertise of its new senior management to resolve problems and deploy new capital to achieve sustainable profitability and satisfactory capital levels. The loss of any one of the executives could have an adverse effect on the combined company’s results of operations.

The combined company may have difficulties integrating Granite’s operations into FNB United’s operations or may fail to realize the anticipated benefits of the Merger.

The Merger involves the integration of two companies that have previously operated independently of each other. Successful integration of Granite’s operations will depend primarily on FNB United’s ability to consolidate Granite’s operations, systems and procedures into those of FNB United and to eliminate redundancies and costs, which will be complex, costly and time-consuming. FNB United expects that the integration of Granite’s operations will require significant attention from senior management and will impose substantial demands on FNB United’s operations and personnel, potentially diverting attention from other important aspects of FNB United’s business plan. FNB United may not be able to integrate the operations without encountering difficulties, including, without limitation:

•	the loss of key employees and customers;

•	possible inconsistencies in standards, control procedures and policies; and

•	unexpected problems with costs, operations, personnel, technology or credit.

Subsequent resales of shares of FNB United common stock in the public market may cause the market price of FNB United common stock to fall.

FNB United plans to issue a large number of shares of FNB United common stock to the investors in the Recapitalization, to the stockholders of Granite in the Merger, and to the United States Department of the Treasury in the TARP Exchange. Carlyle and Oak Hill Capital will have certain registration rights with respect to the shares of FNB United common stock held by them following a nine-month lock-up period provided in their respective Investment Agreements. The additional outside investors will have certain registration rights with respect to the shares of FNB United common stock purchased by them in the private placement until six months following the completion of the private placement, and for up to an additional six months if FNB United has breached its obligation to timely file with the SEC its periodic reports. In addition, in connection with the planned TARP Exchange, FNB United will provide the United States Department of the Treasury with certain registration rights with respect to the shares of FNB United common stock issued to the United States Department of the Treasury in the TARP Exchange. The registration rights for Carlyle and Oak Hill Capital will allow them to sell their shares of FNB United common stock without compliance with the volume and manner of sale limitations under Rule 144 promulgated under the Securities Act and the registration rights for the additional investors allow them to sell their shares of FNB United common stock before their holding period under Rule 144 expires. The market value of FNB United common stock could decline as a result of sales by the investors from time to time of a substantial amount of the shares of FNB United common stock held by them.

Carlyle and Oak Hill Capital will become substantial holders of FNB United common stock.

Assuming the completion of the Recapitalization, each of Carlyle and Oak Hill Capital will become a holder of approximately 23% of the outstanding shares of FNB United common stock and each will have a representative on the boards of directors of FNB United, CommunityONE and Bank of Granite. In addition, each of Carlyle and Oak Hill Capital will have preemptive rights to maintain their percentage ownership of FNB United common stock in the event of certain issuances of securities by FNB United. Although neither investor will control FNB United, Carlyle and Oak Hill Capital may have interests that are different from the interests of the other FNB United shareholders.

The combined company’s ability to use net operating loss carryforwards to reduce future tax payments may be limited or restricted or may not exist at all.

FNB United has generated significant net operating losses (“NOLs”) as a result of its recent losses. FNB United is generally able to carry NOLs forward to reduce taxable income in future years. However, the ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an “ownership change.” An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation’s common stock or are otherwise treated as 5% shareholders under Section 382 and the United States Department of the Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation’s stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a rolling three-year period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carryforwards. This annual limitation is generally equal to the product of the value of the corporation’s stock on the date of the ownership change, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carryforwards.

FNB United does not anticipate that the planned Recapitalization, including the private placements, the Merger, the TARP Exchange or the Warrant Offering, will cause an “ownership change” of FNB United within the meaning of Section 382. In addition, to reduce the likelihood that future transactions in shares of FNB United common stock will result in an ownership change, on April 15, 2011, FNB United adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become an owner, for relevant tax purposes, of 4.99% or more of FNB United common stock. However, FNB United’s ability to use its NOLs to offset income may become limited in the future for reasons not known at this time. As a result, FNB United could pay taxes earlier and in larger amounts than would be the case if its NOLs were available to reduce its federal income taxes without restriction.

Granite has also generated NOLs as a result of its recent losses. However, Section 382 will restrict the combined company’s use of Granite’s NOLs after the completion of the Merger because the Merger will constitute an “ownership change” with respect to Granite.

FNB United management has identified two material weaknesses in FNB United’s internal control over financial reporting, which, if not remediated, could result in material misstatements in future interim and annual financial statements and have a material adverse effect on the combined company’s business, financial condition and results of operations and the price of FNB United common stock.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles.

FNB United management has identified two material weaknesses in FNB United’s internal control over financial reporting. A material weakness, as defined in the standards established by the Public Company Accounting Oversight Board (“PCAOB”), is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a corporation’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of FNB United’s internal control over financial reporting, management identified a material weakness related to the timely recognition and measurement of impairment of other real estate owned. FNB United’s process to review appraisals, determine any adjustments to the valuation of other real estate owned and communicate such adjustments to those preparing financial statements was not effective to ensure timely and accurate valuation of other real estate owned. Management identified a second material weakness related to the identification and recognition of subsequent events affecting the valuation of other real estate owned and impaired loans. FNB United’s process to review events or transactions that occurred or became known subsequent to year-end but prior to the filing of FNB United’s Annual Report on Form 10-K was not effective to ensure timely and accurate valuation of other real estate owned and impaired loans.

Although FNB United is in the process of implementing initiatives aimed at addressing the material weaknesses and preventing additional material weaknesses from occurring, these initiatives may not remediate the material weaknesses or prevent additional material weaknesses from occurring. Failure to achieve and maintain effective internal control over financial reporting could result in the combined company’s not being able to report accurately its financial results, prevent or detect fraud or provide timely and reliable financial information pursuant to the combined company’s reporting obligations as a public company, which could have a material adverse effect on the combined company’s business, financial condition and results of operations. It also could cause the combined company’s investors to lose confidence in the financial information reported by the combined company, adversely affecting the price of FNB United common stock.

Each of FNB United and Granite has incurred significant losses and the combined company may not be profitable in the near term or at all.

Each of FNB United and Granite has incurred significant losses over the past few years, including FNB United’s net losses to common shareholders of $135.1 million and $104.6 million for the years ended December 31, 2010 and 2009, respectively, and Granite’s net losses to common stockholders of $23.7 million and $25.6 million for the years ended December 31, 2010 and 2009, respectively. These losses have continued into 2011, with FNB United and Granite experiencing losses of $94.8 million and $5.2 million, respectively, for the six months ended June 30, 2011. A significant portion of the losses is due to credit costs, including a significant provision for loan and lease losses, loan charge-offs, and write-downs of OREO. Although each of CommunityONE and Bank of Granite has taken a number of steps to reduce its credit exposure, at June 30, 2011, CommunityONE and Bank of Granite still had $309.4 million and $68.3 million, respectively, in nonperforming assets. It is possible that they will continue to incur elevated credit costs over the near term, which would adversely affect the combined company’s overall financial performance and results of operations. The combined company may not return to profitability in the near term or at all.

The combined company is vulnerable to the economic conditions within the relatively small region in which it operates.

The combined company’s overall success will depend on the general economic conditions within its market area, which will extend from the central and southern Piedmont and Sandhills of North Carolina to the mountains of western North Carolina. The economic downturn in this fairly small geographic region has negatively affected FNB United’s and Granite’s customers and has adversely affected FNB United and Granite. For example, high levels of unemployment and depressed real estate values have weakened the economy of the region and depressed the earnings and financial condition of each of FNB United and Granite.

Overall, during 2009 and 2010, the North Carolina economic environment was adverse for many households and businesses, and it has continued to deteriorate in 2011. These conditions may not improve in the near term. The continuation of these conditions could further adversely affect the credit quality of the combined company’s loans, the value of collateral securing loans to borrowers, the value of the combined company’s investment securities and its overall results of operations and financial condition. Until the economic conditions within the combined company’s geographic footprint improve, its business, financial condition and results of operations could be adversely affected.

Concerns regarding the downgrade of the U.S. credit rating could have a material adverse effect on our business, financial condition and liquidity.

The Standard & Poor’s downgrade in the U.S. government’s sovereign credit rating and in the credit ratings of instruments issued, insured or guaranteed by certain related institutions, agencies and instrumentalities could result in risks to FNB United and general economic conditions that we are not able to predict.

On August 5, 2011, Standard & Poor’s downgraded the United States long-term debt rating from its AAA rating to AA+. On August 8, 2011, Standard & Poor’s downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. These downgrades could adversely affect the market value of certain instruments held by FNB United, and could adversely impact its ability to obtain funding that is collateralized by affected instruments, as well as affect the pricing of that funding when it is available. These unprecedented ratings downgrades could result in a significant adverse impact to FNB United, and could have a material adverse effect on our business, financial condition and liquidity.

Weaknesses in the markets for residential or commercial real estate could reduce the combined company’s net income and profitability.

Real estate lending (including commercial, construction, land development, and residential) will be a large portion of CommunityONE and Bank of Granite’s combined loan portfolio. These categories constitute $1.283 billion, or approximately 85.81%, of these banks’ total loan portfolio as of June 30, 2011. These categories are generally affected by changes in economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax and other laws and acts of nature. Further downturns in the real estate markets in which these banks originate, purchase and service mortgage and other loans could hurt their business because these loans are secured by real estate. The softening of the real estate market in 2009 and 2010 and into 2011 has adversely affected the net income of each of FNB United and Granite. If there are further declines in the market, they will adversely affect the combined company’s future earnings.

The combined company’s decisions regarding credit risk could be incorrect and its allowance for loan losses may be inadequate, which may adversely affect its financial condition and results of operations.

The largest source of revenue for both FNB United and Granite is payments on loans made to customers of CommunityONE and Bank of Granite, respectively. Borrowers may not repay their loans according to the terms of those loans, and the collateral securing the payment of the loans may not be sufficient to assure repayment. The combined company may experience significant loan losses, which could have a material adverse effect on its operating results. Management makes various assumptions and judgments about the collectibility of the loan portfolio, including the creditworthiness of the borrowers and the value of the real estate, which is determined by independent appraisers, and other assets serving as collateral for the repayment of the loans.

FNB United and Granite each maintain an allowance for loan losses that it considers adequate to absorb losses inherent in the loan portfolio based on its assessment of all available information. In determining the size of the allowance, FNB United and Granite each rely on an analysis of the loan portfolio based on, among other things, historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and nonaccruals, and general economic conditions, both local and national. If management’s assumptions are wrong, the loan loss allowance may not be sufficient to cover actual loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in the loan portfolio. Additionally, continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside management’s control, may require an increase in the allowance for loan losses. Material additions to the allowance would materially decrease the combined company’s net income.

Banking regulators periodically review FNB United’s allowance for loan losses and may require the combined company to increase the allowance or recognize further loan charge-offs based on judgments different from those of management. Any increase in the allowance for loan losses or loan charge-offs as required by regulatory authorities could have a negative effect on the combined company’s operating results and financial condition.

Increases in FDIC insurance premiums may adversely affect the combined company’s net income and profitability.

The combined company will be subject to the deposit insurance premiums that are set by the FDIC. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) imposes additional assessments and costs with respect to deposits. Regulatory changes and any future increases or required prepayments of FDIC insurance premiums may adversely affect FNB United’s earnings and financial condition. If there are additional bank or financial institution failures, or the cost of resolving prior failures exceeds expectations, the combined company may be required to pay even higher FDIC premiums than the recently increased levels. Furthermore, under FDIC regulations, as the capital positions of CommunityONE and Bank of Granite deteriorate, their assessment rates increase.

The combined company may experience significant competition in its market area, which may adversely affect its business.

The commercial banking industry within the combined company’s market area is extremely competitive. In addition, the combined company will compete with other providers of financial services, such as savings and loan associations, credit unions, insurance companies, consumer finance companies, brokerage firms, the mutual funds industry and commercial finance and leasing companies, some of which are subject to less extensive regulation than is the combined company with respect to the products and services they provide. The combined company’s larger competitors include large interstate financial holding companies that are among the largest in the nation and are headquartered in North Carolina. These companies have a significant presence in the combined company’s market area, have greater resources than the combined company and may offer products and services not offered by the combined company. These institutions also may be able to offer the same products and services at more competitive rates and prices.

The combined company will also experience competition from a variety of institutions outside of the combined company’s market area that also offer online banking services. Competition from providers of online banking services could result in the loss of fee income, as well as the loss of customer deposits. In addition, changes in consumer spending and saving habits could adversely affect the combined company’s operations, and the combined company may be unable to timely develop competitive new products and services in response to these changes.

Changes in interest rates may have an adverse effect on the combined company’s profitability.

The combined company’s earnings and financial condition depend to a large degree upon net interest income, which is the difference between interest earned from loans and investments and interest paid on deposits and borrowings. The narrowing of the margin between interest rates earned on loans and investments and the interest rates paid on deposits and borrowings could adversely affect the combined company’s earnings and financial condition. Changes in interest rates can occur at any time and are affected by many factors, including national, regional and local economic conditions, competitive pressures and monetary policies of the Federal Reserve. Notwithstanding policies and procedures designed to manage the risks associated with changes in market interest rates, changes in interest rates may have an adverse effect on the combined company’s financial results. For example, high interest rates could adversely affect the combined company’s mortgage banking business because higher interest rates could cause customers to apply for fewer mortgages or mortgage refinancings.

The TARP Exchange Agreement imposes restrictions and obligations limiting the combined company’s ability to increase dividends, repurchase common stock or preferred stock and access the equity capital markets.

In February 2009, FNB United issued preferred stock and the TARP Warrant under the Capital Purchase Program of the United States Department of the Treasury (“CPP”). Prior to February 13, 2012, unless FNB United has redeemed all of the preferred stock, or the United States Department of the Treasury has transferred all of the preferred stock to a third party, the consent of the United States Department of the Treasury will be required for the combined company to, among other things, increase quarterly common stock dividends beyond $0.10 per share or effect repurchases of common stock or other equity or capital securities, with certain exceptions. The TARP Exchange Agreement also requires FNB United to obtain the consent of the United States Department of the Treasury to take any actions described above prior to February 13, 2012, unless the United States Department of the Treasury ceases to hold any securities of FNB acquired under either the TARP Exchange Agreement or the amended TARP Warrant before that date.

The combined company’s business could suffer if it fails to attract and retain skilled people.

The combined company’s success depends, in large part, on its ability to attract and retain competent, experienced people. As a result of FNB United’s participation in the CPP, FNB United is required to meet certain standards for executive compensation as set forth under the Emergency Economic Stabilization Act of 2008 (“EESA”), and related regulations. FNB United’s financial condition and results of operations have caused the board of directors of FNB United to freeze salaries and members of management generally have not seen increases in their salaries since 2008. The imposition of compensation limits resulting from the United States Department of the Treasury’s investment in FNB United and the salary freeze, in addition to other competitive pressures, may have an adverse effect on the ability of the combined company to attract and retain skilled personnel, resulting in the combined company’s not being able to hire or retain the best people. The loss of key personnel could have an adverse effect on the combined company’s future results of operations.

The passage of the Dodd-Frank Act may result in lower revenues and higher costs.

The Dodd-Frank Act includes, among other things: the creation of the Financial Stability Oversight Council to identify emerging systemic risks and improve interagency cooperation; the creation of the Bureau of Consumer Financial Protection (“CFPB”), which is authorized to promulgate and enforce consumer protection regulations relating to consumer financial products and services; the establishment of strengthened capital and prudential standards for banks and bank holding companies; new limits on interchange fees on debit card transactions; enhanced regulation of financial markets, including derivatives and securitization markets; the elimination of certain trading activities from banks; a permanent increase of the previously implemented temporary increase of FDIC deposit insurance to $250,000; and the elimination of the prohibition on paying interest on demand deposits.

A number of provisions of the law, which was enacted in 2010, remain to be implemented through the rulemaking process at various regulatory agencies. Certain aspects of the new law, including, without limitation, the higher cost of deposit insurance and the costs of compliance with disclosure and reporting requirements that may be issued by the CFPB, could have a significant adverse impact on the combined company’s business, financial condition and results of operations.

Consumer protection regulations related to automated overdraft payment programs could adversely affect the combined company’s business operations, net income and profitability.

The Federal Reserve and the FDIC enacted consumer protection regulations related to automated overdraft payment programs offered by financial institutions. CommunityONE and Bank of Granite have implemented changes to their business practices relating to overdraft payment programs to comply with these regulations.

For the years ended December 31, 2010 and December 31, 2009, CommunityONE’s and Bank of Granite’s overdraft and insufficient funds fees have represented a significant amount of non-interest fees collected by them. Implementing the changes required by these regulations have decreased the amount of fees CommunityONE and Bank of Granite receive for automated overdraft payment services and adversely affect CommunityONE’s and Bank of Granite’s non-interest income. Complying with these regulations resulted in increased operational costs for CommunityONE and Bank of Granite, which may continue to rise. The actual impact of these regulations in future periods could vary due to a variety of factors, including changes in customer behavior, economic conditions and other factors, which could adversely affect the combined company’s business, net income and profitability.

Market developments may adversely affect the combined company’s industry, business and results of operations.

Significant declines in the housing market, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by many financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. During this time, each of FNB United and Granite has experienced significant challenges, its credit quality has deteriorated and net income and results of operations have been adversely affected. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions. Lack of available credit, a lack of confidence in the financial sector, increased volatility in the financial markets and/or reduced business activity could materially adversely affect the combined company’s business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect the combined company.

Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. The combined company will have exposure to many different industries and counterparties, and the combined company will routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Many of these transactions will expose the combined company to credit risk in the event of default by its counterparty or client. In addition, the combined company’s credit risk may be exacerbated when collateral is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure. These types of losses could materially and adversely affect the combined company’s results of operations or financial condition.

There is a limited market for FNB United common stock.

Although FNB United common stock is traded on The Nasdaq Capital Market, the volume of trading has historically been limited. Therefore, a holder of FNB United common stock who wishes to sell his or her shares may not be able to do so immediately or at an acceptable price.

Certain provisions of FNB United’s articles of incorporation and bylaws, and the Tax Benefits Preservation Plan, may discourage takeovers.

FNB United’s articles of incorporation and bylaws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by FNB United’s board of directors. In particular, FNB United’s articles of incorporation and bylaws:

•	classify its board of directors into three classes, so that shareholders elect only one-third of its board of directors each year;

•	permit FNB United’s board of directors to issue, without shareholder approval unless otherwise required by law, voting preferred stock with such terms as the board of directors may determine, and

•

require the affirmative vote of the holders of at least 75% of FNB United’s voting shares to approve major corporate transactions unless the transaction is approved by three-fourths of FNB United’s “disinterested” directors.

In addition, FNB United has adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any one person or group to become a 5% shareholder and for any existing 5% shareholder to acquire more than a specified amount of additional shares.

These provisions of FNB United’s articles of incorporation and bylaws and the Tax Benefits Preservation Plan could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of FNB United’s shareholders may consider such a proposal desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of FNB United’s board of directors. They may also inhibit increases in the trading price of FNB United’s common stock that could result from takeover attempts.

The types of transactions that trigger the supermajority shareholder vote requirement identified above, referred to as “Business Combinations” in the articles of incorporation, include any merger or consolidation of FNB United with another entity, a share exchange that provides for the acquisition of shares of FNB United capital stock entitled to vote generally in the election of directors, any sale or other disposition of substantially all of FNB United’s assets or those of any of its subsidiaries, and the adoption of any plan or proposal to dissolve FNB United. Neither the Merger nor any of the transactions comprising the Recapitalization is a transaction that meets the definition of a Business Combination under FNB United’s articles of incorporation, and therefore the supermajority vote requirement is not implicated by the transactions, including the Merger and various share issuances, described in this joint proxy statement/prospectus. Further, the Merger and each of the transactions comprising the Recapitalization were unanimously approved by the FNB United board of directors, satisfying any requirement that the transactions be approved by three-fourths of FNB United’s “disinterested” directors, within the meaning of the articles, to render the supermajority shareholder vote requirement inapplicable.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This document contains certain forward-looking information about FNB United, Granite and the combined company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements for the period after the completion of the Recapitalization and Merger. Representatives of FNB United and Granite may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements. These statements include statements about the expected benefits of the Recapitalization and Merger, information about the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain conditions to the completion of the Recapitalization and Merger and whether and when the Recapitalization and Merger will be completed. Forward-looking statements are not guarantees of performance. These statements are based upon the current beliefs and expectations of the management of each of FNB United and Granite and are subject to risks and uncertainties, including the risks described in this joint proxy statement/prospectus under the section “Risk Factors,” that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

In light of these risks, uncertainties, assumptions and factors, the results anticipated by the forward-looking statements discussed in this joint proxy statement/prospectus or made by representatives of FNB United or Granite may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof or, in the case of statements made by representatives of FNB United or Granite, on the date those statements are made. All subsequent written and oral forward-looking statements concerning the Recapitalization, the Merger or the combined company or other matters addressed in this joint proxy statement/prospectus and attributable to FNB United or Granite or any person acting on behalf of either are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither FNB United nor Granite undertakes any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date hereof or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.

THE MERGER

Background of the Merger and the Recapitalization

Throughout approximately the past three years, strains in the national financial and housing markets have presented challenging conditions for FNB United and Granite. In that time, FNB United and Granite have experienced deteriorating asset quality, increased levels of nonperforming loans and a weakening of their capital positions. In order to respond to the changing economic environment, each of FNB United and Granite reviewed its strategic options and engaged in efforts to raise capital.

FNB United’s responses to its financial challenges

At March 31, 2008, CommunityONE’s capital levels fell below levels required for well capitalized status. To remedy this situation, on June 30, 2008 CommunityONE entered into a subordinated debt loan agreement with SunTrust, pursuant to which SunTrust made a $15 million unsecured subordinated term loan to CommunityONE. This loan was intended to qualify as Tier 2 capital under applicable rules and regulations of the OCC.

As a result of a significant increase throughout 2008 in CommunityONE’s nonperforming assets (from $23.6 million at December 31, 2007 to $102.7 million at December 31, 2008), the FNB United board of directors determined in October 2008 that FNB United needed to raise additional capital to survive the economic recession and the anticipated levels of loan defaults caused by severe devaluation of real estate, including real estate securing loans made by CommunityONE. On February 13, 2009, FNB United raised $51.5 million in cash by participating in the Capital Purchase Program of the United States Department of the Treasury’s Troubled Asset Relief Program (“TARP”). At the time, FNB United’s board of directors and management believed that the $51.5 million in additional capital would give FNB United sufficient capital to continue operating through the recession.
In 2010, FNB United’s independent auditor issued a going concern opinion following its audit of FNB United’s 2009 financial statements. Due to continued credit losses and negative credit migration, it became clear in the spring of 2010 that the capital received from participation in TARP would not be sufficient. The FNB United board of directors began to consider its various strategic alternatives, including raising additional capital, a sale of the company, disposing of assets and conducting large bulk loan sales. As part of this process, the FNB United board of directors also decided to engage an investment bank as a financial advisor.

After interviewing several investment banks, the FNB United board of directors began working with Howe Barnes Hoefer & Arnett, Inc. (now known as Raymond James & Associates, Inc.) (“Raymond James”) in early June 2010, and Raymond James was formally engaged on July 22, 2010. Raymond James advised the FNB United board of directors that FNB United needed a significant amount of capital and, to raise the necessary capital, it would need to strengthen its management team. Raymond James also advised FNB United that it should consider expanding the scope of the engagement to include strategic buyers.

During June and July 2010, FNB United established a virtual data room in anticipation of having both institutional investors and strategic buyers performing due diligence on FNB United.

Brian E. Simpson, a former senior executive and Operating Committee member at First Union Corporation, had assembled a management team (the “Proposed New Management Team”) that was reviewing bank recapitalization opportunities at the time throughout the Southeastern United States. Mr. Simpson’s team had filed an application for a national bank shelf charter in April 2010 and subsequently withdrew the application in June 2010 after determining to focus on the recapitalization of community banks. The Carlyle Group (“Carlyle”) was associated with the earlier discontinued pursuit of a shelf charter, and Mr. Simpson remained in contact with Carlyle regarding bank recapitalization opportunities.

In June 2010, Raymond James became aware of and formally met with Brian Simpson. The discussion turned to the opportunity to recapitalize FNB United. Raymond James recognized the depth of the Proposed New

Management Team and that their potential ability to attract large, well-respected investors would significantly improve FNB United’s chances to recapitalize. Additionally, at a July 14, 2010 meeting of the Special Project and Assessment Committee of the FNB United board of directors (the “FNB Special Committee”), Mr. Simpson proposed a plan to recapitalize FNB United, with the Proposed New Management Team as the new management team of FNB United, subject to completion of a thorough due diligence review of the credit portfolios and deposit base. Although the principal purpose of the plan proposed by Mr. Simpson was to raise enough capital to ensure that FNB United would not fail, the plan as proposed would also ensure that the recapitalization of FNB United would not trigger an “ownership change” of FNB United under Section 382 of the Internal Revenue Code, thereby preserving FNB United’s ability to fully utilize its NOLs. On July 28, 2010, Mr. Simpson and the other members of the Proposed New Management Team entered into a confidentiality agreement with Raymond James (as FNB United’s agent) and began conducting a due diligence investigation of FNB United.

On July 22, 2010, pursuant to a Stipulation and Consent to the Issuance of a Consent Order, CommunityONE consented and agreed to the issuance of a consent order (the “FNB Consent Order”) by the OCC, CommunityONE’s primary regulator. Among other things, the FNB Consent Order required CommunityONE’s board of directors to submit to the OCC within 60 days a written capital plan covering at least a three-year period. The FNB Consent Order also required CommunityONE to achieve within 90 days, and thereafter maintain, total capital at least equal to 12% of risk-weighted assets and Tier 1 capital at least equal to 9% of adjusted total assets.

During the period following the issuance of the FNB Consent Order, the FNB Special Committee and FNB United management worked to develop the capital plan required by the FNB Consent Order. On the same date as the issuance of the FNB Consent Order, the FNB Special Committee directed Raymond James to conduct a comprehensive search for potential investors and acquirors in pursuit of a capital raise.

During August 2010, Raymond James contacted 17 potential strategic acquirors, inviting them to access the virtual data room and schedule on-site due diligence. Four of the prospects executed nondisclosure agreements and were given permission to enter the virtual data room. Several of the prospects accessed the virtual data room, but none of them performed on site due diligence. Ultimately, none of the potential acquirors expressed an interest in pursuing a strategic combination.

During the period of July through October 2010, Raymond James also contacted 23 potential investors and received 19 signed nondisclosure agreements. Raymond James had extensive meetings with multiple potential investors that were interested in being lead investors in a private placement of common equity of FNB United. FNB United provided an investor presentation and granted virtual data room access to all prospects that signed nondisclosure agreements, allowing them to begin due diligence on FNB United immediately.

As part of Mr. Simpson’s and his management team’s review of bank recapitalization opportunities, Mr. Simpson had previously had discussions with Carlyle regarding Carlyle’s potential participation as an investor in such a recapitalization. Mr. Simpson informed Carlyle of FNB United’s need to raise capital. After separate discussions with Raymond James, Carlyle entered into a confidentiality agreement with Raymond James (as FNB United’s agent) on August 4, 2010 and began conducting a due diligence investigation of FNB United.

During September 2010, Raymond James advised FNB United of the limited amount of interest it was receiving from strategic buyers or potential investors. Most strategic buyers and potential investors, recognized that, absent a recapitalization structured in a manner similar to Mr. Simpson’s proposed plan, the acquisition of FNB United outright or through a majority of the common equity of FNB United through a recapitalization of FNB United would most likely trigger an “ownership change” under Section 382 that would not preserve FNB United’s NOLs and indicated that they expected FNB United would not be able to successfully raise sufficient capital and that CommunityONE would fail.

CommunityONE filed a capital plan with the OCC on September 9, 2010, as required by the FNB Consent Order. The capital plan contemplated, among other things, that FNB United would raise $150 million of new equity capital and that CommunityONE would settle its $15 million outstanding principal amount of subordinated debt held by SunTrust at a 75% discount.

Granite’s responses to its financial challenges

In the fourth quarter of 2007, Granite determined significant asset quality issues existed because of material weaknesses in loan origination, loan documentation and problem loan identification processes. After extensive reviews, the delayed 2007 financial statements reflected a $17 million loss. As the asset problems continued in 2008, regulatory supervisors initiated informal agreements and periodic reporting to monitor Granite’s condition.

In the fourth quarter of 2008, the Granite board of directors retained the services of investment banking firm KBW to advise on capital formation alternatives, including identifying merger partners. KBW surveyed approximately 20 institutions and identified eight interested parties, two of which conducted due diligence on Granite from December 2008 through February 2009 without making any formal proposals.

Granite’s capital levels declined to less than well capitalized as of December 2008. In 2009, Granite applied to participate in the TARP program and was unable to gain assistance. Credit losses continued, and in August 2009, the informal agreements and monitoring by Granite’s regulators were replaced with a formal Order to Cease and Desist by the FDIC and the North Carolina Commissioner of Banks (the “Granite Consent Order”). Granite also entered into a memorandum of understanding (the “Granite MOU”) with the Federal Reserve Bank on November 11, 2009, that, among other things, required Granite to submit a capital plan to maintain adequate capital on a consolidated basis and at Bank of Granite.

Granite instituted a balance sheet restructuring and expense reduction program through significant staff and staff benefit cost reductions starting in 2008 and continuing to date. The asset mix was changed to reduce risk-based assets, lending was restricted in November 2008 and real estate lending was discontinued in June 2009.

Throughout 2009, KBW advised Granite regarding several potential strategic alternatives, including mergers; different combinations of branch sales, loan sales and management replacement; and capital infusion programs. Numerous banks and private equity groups conducted due diligence on Granite in conjunction with these efforts. Granite did not receive any serious offers as a result of these activities. Granite’s significant loss in 2009 and continuing asset problems resulted in Granite’s independent auditor issuing a going concern opinion following its review of Granite’s 2009 financial statements.

In January 2010, KBW and Granite mutually agreed to terminate the engagement given the state of discussions with potentially interested parties. Granite continued its deleveraging strategy in 2010 and had discussions with additional banks and private equity firms regarding possible capital transactions.

During May 2010, Carlyle separately contacted Granite about Carlyle’s potential participation in a recapitalization of Granite. Following a series of meetings, Carlyle entered into a confidentiality agreement with Granite on May 17, 2010 and began conducting a due diligence investigation of Granite.

After separate discussions with Granite, Mr. Simpson, through Union National Holdings, LLC, entered into a confidentiality agreement with Granite on May 27, 2010 and began conducting a due diligence investigation of Granite. Mr. Simpson and the other members of the Proposed New Management Team entered into separate confidentiality agreements with Granite on September 13, 2010.

On June 25, 2010, Mr. Simpson and Robert L. Reid, a member of the Proposed New Management Team, met with Granite to discuss the results of their recently completed due diligence review and their conclusion that they did not find Granite to be attractive as an anchor platform, but that Granite could be attractive as an addition to a larger institution with an overlapping branch network.

Merger Discussions

In September 2010, Mr. Simpson and other members of the Proposed New Management Team, after completing their due diligence of FNB United, analyzed the potential recapitalization of FNB United, including the development of detailed, five-year financial projections of FNB United, and concluded that, in their opinion, the projected earnings and exit valuation for FNB United would not generate sufficient returns on investment to attract investors to successfully recapitalize FNB United on a stand-alone basis.

As part of their earlier efforts to evaluate bank recapitalization opportunities, Mr. Simpson’s team had identified Granite as a potential merger partner for FNB United. Mr. Simpson’s team then analyzed the opportunity that would be created with a combination of FNB United and Granite, which they found to be favorable. Mr. Simpson also communicated the results of this analysis to FNB United, Carlyle and Granite.

During discussions between Raymond James and Carlyle, Carlyle indicated that any investment in FNB United would be conditioned upon FNB United and Granite combining their businesses. A representative of the FNB Special Committee informally contacted Granite management on September 9, 2010 to evaluate the potential for a business combination with FNB United and investments by institutional investors in the combined company. The Transaction Committee of the Granite board of directors (the “Granite Transaction Committee”) authorized Granite management to pursue the potential transaction further. On September 13, 2010, FNB United and Granite entered into a confidentiality agreement and began discussions regarding a business combination and recapitalization and each commenced its due diligence investigation of the other.

On September 17, 2010, Carlyle delivered to FNB United a nonbinding letter of intent regarding a proposed investment in FNB United. The letter of intent contained the following terms:

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the recapitalization of FNB United with approximately $275 million in new capital, with the new investors acquiring approximately 96% of pro forma common equity and the existing shareholders of FNB United and Granite each owning approximately 2% of pro forma common equity;

•	the purchase of up to 24.9% of the outstanding FNB United common stock by each of Carlyle and a second anchor investor to be identified;

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the private placement of the remaining FNB United common stock to other institutional investors, conditioned upon no one other investor owning more than 4.9% of the outstanding FNB United common stock;

•	the simultaneous acquisition of Granite;

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FNB United’s negotiation with the United States Department of the Treasury for the conversion of the FNB United preferred stock held by the United States Department of the Treasury into FNB United common stock at a 75% discount to its face value, plus any accrued and unpaid dividends;

•	FNB United’s negotiation with SunTrust for the cash settlement of the $15 million principal amount of subordinated indebtedness of CommunityONE held by SunTrust at a 75% discount of its face value;

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offering to the existing shareholders of FNB United and Granite the opportunity to participate in the recapitalization transaction on the same terms and conditions as the investors in the recapitalization;

•	the appointment of a new management team acceptable to Carlyle;

•	one board seat for each of Carlyle and the second anchor investor; and

•	a recommendation that FNB United engage an additional investment banking advisor to lead the syndication of the capital raise.

While no price was explicitly stated in the letter of intent, subject to due diligence, preliminary price discussions between Carlyle, FNB United and Granite contemplated a discount to the then-current market price of the FNB United common stock and Granite common stock in the range of approximately 50%, or in a range around approximately $0.50 and $0.40, respectively, with the consideration to Granite stockholders payable in cash or stock at an exchange ratio of approximately 0.8 shares of FNB United common stock per share of Granite common stock. These preliminary prices were at a level that Carlyle found acceptable for its investment and at which the Proposed New Manangement Team believed FNB United could pursue the capital raise. The FNB Special Committee evaluated the terms of the proposed transaction, including the price levels, and determined to pursue the proposed transaction, after consultation with Raymond James, because it would address the capital needs of CommunityONE and Bank of Granite, as well as the other supervisory and regulatory issues reflected in the FNB Consent Order and because there did not appear to be any other viable options available to FNB United. Additionally, the FNB Special Committee believed that the proposed transaction would result in an entity that would be of the size and franchise that would be attractive to investors.

Subsequently, on September 20, 2010, FNB United sent a nonbinding letter of intent to Granite proposing FNB United’s acquisition of Granite as part of the proposal submitted by Carlyle. The key terms of FNB United’s acquisition proposal included the following:

•	FNB United would acquire Granite by a merger in which FNB United would be the surviving corporation;

•	FNB United would offer each stockholder of Granite 0.8 shares of FNB United common stock or cash consideration equal to $0.40 per share for Granite common stock held;

•	two independent directors of Granite would join the FNB United board of directors;

•	the combined company would be managed by the Proposed New Management Team; and

•	Granite employee stock options would be replaced with substantially equivalent options to purchase FNB United capital stock.

After reviewing the proposed terms of FNB United’s letter of intent, as well as reviewing the terms of Carlyle’s September 17, 2010 letter of intent to FNB United and meeting with Mr. Simpson and other members of the Proposed New Management Team, the Granite Transaction Committee notified FNB United by letter dated September 28, 2010 of its desire to proceed with FNB United’s proposal. FNB United replied by letter dated September 30, 2010, proposing an agreement to actively and promptly pursue the opportunity, and Granite accepted the agreement.

Soon after the nonbinding letter agreements described above were signed, Mr. Simpson and his team began an informal consulting relationship with FNB United. Later, in December 2010, after approval by the required regulatory authorities, the FNB United board of directors formally engaged Mr. Simpson and the other members of his team as consultants to advise and assist FNB United with the execution of the recapitalization and business combination transactions, including without limitation in assisting FNB United in all capital raising efforts, including negotiations with anchor investors and the other 4.9% investors, and in assisting in negotiating a transaction with Granite.

On October 21, 2010, FNB United entered into a written agreement with the Federal Reserve Bank. The written agreement required FNB United to cause CommunityONE to comply with the FNB Consent Order, to act as a source of strength to CommunityONE and to submit a capital plan and cash flow projections to the Federal Reserve Bank.

On October 26, 2010, the FNB United board of directors engaged Sandler O’Neill + Partners (“Sandler O’Neill”) to assist FNB United with its capital-raising efforts as co-placement agent with Raymond James. Sandler O’Neill began to solicit interest from other private equity investors to be the second anchor investor in the proposed transaction. As part of this process, FNB United management met with and provided due diligence information regarding FNB United to various potential investors.

In December 2010, as a result of increased loss estimates, Carlyle communicated to FNB United and Granite that it was not willing to enter into an agreement with FNB United at the $0.50 and $0.40 price levels previously discussed and that price levels of $0.25 and $0.20 would be necessary to make its investment. FNB United agreed that the proposed price of the FNB common stock contemplated in the proposed investment would be reduced to $0.25 and the exchange ratio in the Merger would remain constant at 0.8 shares of FNB common stock per share of Granite common stock (thus valuing the Granite common stock at $0.20 per share). FNB United agreed to these new prices because it had no other viable alternative available to prevent the failure of CommunityONE and its own bankruptcy.

Due to FNB United’s failure to achieve the Tier 1 capital levels in the timeline required by the FNB Consent Order, the OCC sent a letter under the Prompt Corrective Action provision of the Federal Deposit Insurance Act to CommunityONE on November 1, 2010, which letter modified the FNB Consent Order. This letter imposed various restrictions on CommunityONE and required CommunityONE to file a capital restoration plan with the OCC, which CommunityONE did on December 16, 2010. This capital restoration plan substantially reflected the transaction proposed by Carlyle in its September 17, 2010 letter, with the exception that the total amount of the capital raise was increased to $300 million.

FNB United delivered a draft of the Investment Agreement to Carlyle and its legal counsel on January 17, 2011. Carlyle and FNB United and their respective legal counsel then began negotiating the terms and conditions of the Investment Agreement.

In the course of soliciting interest for the position of second anchor investor, Sandler O’Neill received indications of interest from multiple investors. Of those investors expressing interest, Oak Hill Capital and another private equity fund emerged as the primary candidates in January 2011. In part because Oak Hill Capital was farther along in its due diligence investigation and other transaction evaluation processes than the other potential investor and because FNB United’s board of directors concluded that Oak Hill Capital was the most likely party to commit to the transaction in a timely fashion, FNB United decided to proceed with Oak Hill Capital. Oak Hill Capital and its legal counsel were sent a draft of the Investment Agreement on February 3, 2011. Oak Hill Capital and FNB United and their respective legal counsel then began negotiating the terms and conditions of the Investment Agreement.

FNB United delivered a draft of the Merger Agreement to Granite on February 3, 2011. Thereafter, a series of negotiations involving the anchor investors, FNB United and Granite transpired, in which Granite rejected the proposed $0.20 per share price to be paid to Granite stockholders based on the relative health of the two organizations and proposed an exchange ratio that would result in the Granite stockholders receiving $0.24 per share. The anchor investors would agree to this proposal for an increased price for Granite stockholders only if the proposed share issuance price was reduced from $0.25 per share to $0.20 per share, thus making the change economically neutral to the investors. FNB United agreed to these proposals. To implement them, FNB United’s board of directors approved a decrease in the purchase price of the FNB United common stock to be paid by the investors from $0.25 to $0.20 and an increase of the consideration to be provided to Granite stockholders in the merger from 0.8 shares of FNB United common stock per share of Granite common stock to 1.2 shares of FNB United common stock per share of Granite common stock (thus valuing the Granite common stock at $0.24 per share).

Granite contacted KBW on February 17, 2011 regarding a potential re-engagement, and on February 22, 2011 Granite formally engaged KBW to serve as its financial advisor in connection with a series of strategic alternatives. In connection with its engagement, KBW performed due diligence on FNB United and contacted additional parties potentially interested in Granite.

During the negotiations of the Investment Agreements, Carlyle and Oak Hill Capital each continued its due diligence investigation of FNB United and Granite. As part of these due diligence investigations, FNB United disclosed a potential claim arising from a Grand Jury Subpoena received by CommunityONE from the U.S.

Attorney for the Western District of North Carolina (the “U.S. Attorney”) dated August 11, 2010. The subpoena related to one of CommunityONE’s customers who, at the time of the subpoena, was under indictment for, and was subsequently convicted of, securities fraud, wire fraud and money laundering relating to a suspected Ponzi scheme. CommunityONE responded in full to the subpoena, which had requested comprehensive documentation related to CommunityONE’s compliance with the Bank Secrecy Act and Anti-Money Laundering (“BSA/AML”) laws from January 1, 2005 onward.

Following review of the matter, Carlyle and Oak Hill Capital each informed FNB United that it would require, as a condition to the closing of the investments, that the potential claim relating to the U.S. Attorney’s subpoena be resolved. To facilitate the signing of the Investment Agreements with Carlyle and Oak Hill Capital, representatives of FNB United met with representatives of the U.S. Attorney and the Department of Justice (the “DOJ”) in person and discussed the potential resolution of the matter. Following these discussions, the U.S. Attorney and the DOJ agreed to enter into a deferred prosecution agreement (“DPA”) involving a cash payment in the amount of $400,000 to be paid by CommunityONE at the closing of the Transactions to settle any potential claims.

Contemporaneously, each of the anchor investors also informed FNB United that any amounts to be paid to settle the matters relating to the U.S. Attorney’s subpoena would have to be borne by FNB United shareholders through a decrease in the per share purchase price to be paid by the investors, resulting in increased dilution to such shareholders in the recapitalization. Based on the settlement amount pursuant to the DPA of $400,000 and the approximately 11.4 million shares outstanding, the price reduction was calculated to be $0.04. On April 8, 2011, FNB United’s board of directors approved a decrease in the purchase price of the FNB common stock to be paid by the investors from $0.20 to $0.16 and the increase of the consideration to be provided to Granite stockholders in the merger from 1.2 shares of FNB common stock per share of Granite common stock to 1.5 shares of FNB common stock per share of Granite common stock (thus valuing the Granite common stock at $0.24 per share).

During late March 2011, KBW was informed by a potential strategic partner (“Bank A”) that it had an interest in pursuing a transaction with Granite. Bank A delivered an indication of interest letter on April 5, 2011. On April 6, 2011, the Granite Transaction Committee met to discuss the letter. Following this meeting, Jerry A. Felts, Chief Operating Officer and Chief Financial Officer of Granite, notified FNB United that Granite had received a proposal for an alternative transaction. Mr. Felts did not inform FNB United of the nature of the transaction, the terms of the proposal or identity of the party making the proposal. In subsequent conversations, Mr. Felts discussed with FNB United management the Granite Transaction Committee’s concerns about FNB United’s proposal.

FNB United’s management relayed Granite’s concerns regarding the proposal to the FNB United board of directors. On April 9, 2011, FNB United sent a letter to the Granite board of directors setting forth FNB United’s proposal, which included an expiration date of April 11, 2011. Enclosed with the letter were the versions of the Investment Agreements and Merger Agreement that FNB United was prepared to execute. FNB United also enclosed letters from Carlyle and Oak Hill Capital that expressed their readiness to enter into their respective Investment Agreements with FNB United. The FNB United board of directors had approved the execution of the agreements and the transactions contemplated thereby earlier that day. The Granite Transaction Committee met on April 11, 2011 to evaluate the FNB United proposal. Following the meeting, KBW informed FNB United that Granite would not accept FNB United’s offer because it did not increase the consideration to Granite stockholders and because the terms of the offer did not address the other concerns of the Granite Transaction Committee as determined at the April 6, 2011 meeting.

Subsequently, Bank A entered into a nondisclosure agreement and commenced due diligence on Granite on April 13, 2011. Bank A retained Credit Risk Management, a third-party consultant, to perform a loan portfolio loss assessment, and representatives from Bank A made a presentation to the Granite Transaction Committee on April 13, 2011 regarding capability of execution, structure and their outlook for timing of a potential transaction.

On April 15, 2011, Messrs. Simpson and Reid met with Mr. Felts to address the principal concerns that the Granite Transaction Committee identified regarding the proposed Recapitalization and Merger. On April 19, 2011, after authorization by the FNB United board of directors, FNB United sent another proposal to the Granite board of directors by letter dated April 18, 2011. This proposal included an increase in the number of shares of FNB United common stock that Granite stockholders would receive in the Merger for each share of Granite common stock from 1.5 shares to 3.375 shares (derived by dividing $0.54, the reported closing price of Granite’s common stock on The Nasdaq Capital Market on April 15, 2011, by $0.16, which is the per share issuance price of FNB United common stock under the Investment Agreements with Carlyle and Oak Hill Capital). Based on FNB United’s reported closing price on The Nasdaq Capital Market of $0.25 per share on April 15, 2011, FNB United’s all stock offer was valued at $0.84 per share, which was a 56% premium to the Granite closing price on the same day. Enclosed with the letter were versions of the Investment Agreements and Merger Agreement, and the letter indicated that FNB United, Carlyle and Oak Hill Capital were prepared to execute the agreements to which they were to be party in the versions provided.

On April 20, 2011, FNB United director Ray McKenney, Mr. Simpson, Mr. Reid and representatives of Sandler O’Neill, Carlyle and Oak Hill Capital, met with Granite management, the Granite Transaction Committee and representatives of KBW to address the Granite board of directors’ principal concerns regarding the proposed Recapitalization and Merger.

On April 21, 2011, KBW, at the request of the Granite Transaction Committee, contacted representatives of Bank A to determine Bank A’s ability and willingness to improve its offer and move quickly toward a definitive agreement. Bank A responded on April 22, 2011 and indicated that it was suspending its efforts to enter into a transaction with Granite.

On April 22, 2011, Granite’s legal counsel sent a revised version of the Merger Agreement to FNB United’s legal counsel, incorporating changes discussed at the April 20, 2011 meeting.

On April 26, 2011, the board of directors of FNB United approved FNB United’s execution of the Investment Agreements with Carlyle and Oak Hill Capital and the Merger Agreement with Granite.

On the same date, the Granite board of directors held a special meeting to discuss the terms of the proposed Merger with FNB United. At the meeting, representatives of KBW reviewed its financial analysis of the Merger and answered questions from the directors. KBW then rendered its oral opinion to the Granite board of directors that, as of April 26, 2011, the exchange ratio in the proposed Merger was fair, from a financial point of view, to the holders of Granite common stock. KBW subsequently confirmed its oral opinion by delivering its written opinion, dated May 4, 2011, to the Granite board of directors. After additional discussions and deliberations, the Granite board of directors unanimously approved Granite’s execution of the Merger Agreement. Later that day, FNB United entered into Investment Agreements with affiliates of each of Carlyle and Oak Hill Capital, and FNB United and Granite entered into the Merger Agreement.

The DPA was also signed on April 26, 2011 and its effectiveness is conditioned on approval of the DPA by the U.S. District Court for the Western District of North Carolina.

After the execution of the Investment Agreements and Merger Agreement, Sandler O’Neill and FNB United continued to solicit interest from private equity funds and hedge funds in becoming additional investors. FNB United has entered into separate Subscription Agreements with 30 additional investors pursuant to which FNB United agreed to sell an aggregate of 950,000,000 shares of its common stock at $0.16 per share, for aggregate gross proceeds to FNB United of $152 million. In addition, each of Carlyle and Oak Hill Capital executed an amendment to its Investment Agreement increasing the amount of its investment from $77.5 million to $79.0 million.

FNB United’s Reasons for the Merger and Recapitalization and Recommendation of FNB United’s Board of Directors

In reaching its conclusion that the Investment Agreements, the Subscription Agreements and Merger Agreement are advisable and in the best interests of FNB United and its shareholders, the FNB United board of directors consulted with management and consultants to FNB United and legal, financial and other advisors, and considered a variety of factors weighing in favor of or relevant to the Investment Agreements, the Subscription Agreements, the Merger Agreement and the Merger, including the factors and reasons described below:

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Process. The process undertaken by the FNB United Special Committee, with the assistance of Raymond James and Sandler O’Neill, to explore exhaustively alternatives to raise the necessary capital to bring FNB United into compliance with the FNB Consent Order and the written agreement with the Federal Reserve Bank and support the long-term business plan of FNB United;

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CommunityONE is “Critically Undercapitalized.” CommunityONE became “critically undercapitalized” as of April 29, 2011. Under the prompt corrective action provisions of the Federal Deposit Insurance Act, not later than 90 days after CommunityONE became critically undercapitalized, the OCC must appoint a receiver or a conservator, unless the OCC, with the concurrence of the FDIC, determines that the purposes of the prompt corrective action provisions would be better served by another course of action;

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Lack of Alternative Opportunities to Prevent Shareholder Loss of Value. Given the capital position of FNB United and CommunityONE and the lack of other viable alternatives to raise sufficient capital, the Recapitalization, of which the Merger is a necessary element, represents the only reasonable opportunity available to the FNB United board of directors to prevent the near-term failure of CommunityONE and bankruptcy of FNB United and the resulting loss of all value by FNB United shareholders;

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Recapitalization to Provide Sufficient Capital. The Recapitalization is expected to return FNB United and CommunityONE to “well capitalized status” and provide FNB United with adequate capital to serve as a source of strength for CommunityONE and Bank of Granite;

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Need for Increased Asset Size. FNB United did not have sufficient asset size or earnings capability to generate sufficient expected returns to attract investors to participate in a transaction in the nature of the Recapitalization and FNB United concluded that a recapitalization could be successfully structured only if FNB United increased its asset size and earnings capacity sufficiently by means of a transaction such as the Merger;

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Understanding of Granite. FNB United’s understanding of Granite’s business, operations, financial condition and prospects, as supplemented by information provided by representatives of Granite and the due diligence investigation of Granite by FNB United’s management, consultants and financial and other advisors;

•	Compatibility of Granite. Granite’s community banking orientation and its compatibility with FNB United and CommunityONE;

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Complementary Businesses. The complementary fit of the businesses of FNB United and Granite, which FNB United’s management and consultants believe will enable the combined company to deliver improved services to customers to achieve stronger financial performance and enhance shareholder value; and

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Expected Ability to Grow. FNB United’s management’s and consultants’ view that the combined organization, with sufficient capital and after a transition period, will have access to capital and growth opportunities through mergers and acquisitions.

In the course of its deliberations, the FNB United board of directors also considered a variety of risks and countervailing factors related to entering into the Investment Agreements, the Subscription Agreements and the Merger Agreement, including, among other things:

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Substantial Dilution. The issuance of more than two billion shares of FNB United common stock in the Recapitalization and the expected issuance of approximately 52.5 million shares of FNB United common stock in the Merger will result in substantial dilution to existing holders of FNB United common stock and a significant reduction in the percentage interests of the current holders of FNB United common stock in the voting power and in the future earnings per share of their common stock—the current holders of FNB United common stock would own only approximately 0.54% of the combined company after the consummation of the Recapitalization and Merger;

•

Possible Decline in Market Price of FNB United Common Stock. The sale or resale of the shares of common stock issued in the Recapitalization and the Merger could cause the market price of the FNB United common stock to decline;

•	Deterrent Effect. Terms of the Investment Agreements that deter others from proposing an alternative transaction that may be more advantageous to FNB United shareholders, including terms that:

•	prevent the FNB United board of directors from taking action if presented with a superior proposal other than changing its recommendation with respect to the Recapitalization and the Merger;

•

require FNB United to hold its annual shareholder meeting to approve the proposals necessary to consummate the Recapitalization and Merger even if a third party had made an alternative proposal to acquire or provide capital to FNB United prior to the annual meeting or the FNB United board of directors has changed its recommendation to its shareholders to vote for the proposals necessary to consummate the Recapitalization and the Merger prior to the FNB United annual meeting; and

•	require FNB United to pay termination fees totaling $7.8 million if the Investment Agreements are terminated in certain circumstances;

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Risk of Failure to Consummate Transactions. The risk that the Recapitalization and Merger may not be consummated despite the parties’ efforts or that consummation may be unduly delayed, even if the requisite approval is obtained from FNB United shareholders, including the possibility that conditions to the parties’ obligations, including required bank regulatory approvals, to complete the Recapitalization and the Merger may not be satisfied;

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Restrictions on the Conduct of FNB United’s Business. The restrictions on the conduct of FNB United’s business prior to the completion of the Recapitalization and Merger, which may delay or prevent FNB United from undertaking actions it would otherwise take with respect to its operations pending completion of the Recapitalization and Merger;

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Potential Conflicts of Interest of Certain Directors, Officers and Consultants. The fact that some of FNB United’s directors and executive officers and certain consultants to FNB United may have interests in the Recapitalization and Merger that are different from, or in addition to, the interests of FNB United’s shareholders generally, as described in the section entitled “The Merger—Interests of FNB United Directors, Executive Officers and Certain Consultants in the Recapitalization and the Merger,” beginning on page 74; and

•	Other Risk Factors. The other risks described in the sections entitled “Risk Factors,” beginning on page 37, and “Cautionary Statement Regarding Forward-Looking Information,” beginning on page 50.

Following the FNB United board of directors’ consideration of potentially negative and potentially positive factors, the FNB United board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors.

The foregoing discussion summarizes the material information and factors considered by the FNB United board of directors in its consideration of the Recapitalization and the Merger, but is not intended to be exhaustive and may not include all of the factors considered by the FNB United board of directors. The FNB United board of directors reached the decision to approve the Investment Agreements, the Subscription Agreements and the Merger Agreement in light of the factors described above and other factors that each member of the FNB United board of directors voting on approval of the Investment Agreements and the Merger Agreement felt were appropriate. In view of the variety of factors and the quality and amount of information considered, the FNB United board of directors as a whole did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall analysis of the transaction. Individual members of the FNB United board of directors may have given different relative considerations to different factors. It should be noted that this explanation of the reasoning of the FNB United board of directors and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this joint proxy statement/prospectus, beginning on page 50.

The FNB United board of directors has determined that the terms of the Recapitalization and the Merger are advisable and in the best interest of FNB United and its shareholders, has approved the terms of the Investment Agreements, the Subscription Agreements and the Merger Agreement, and unanimously recommends that the shareholders of FNB United vote “FOR” the proposals to approve the issuance of the shares of FNB United Common Stock pursuant to Investment Agreements, the Subscription Agreements, the Merger Agreement and the TARP Exchange Agreement and the other proposals described in this joint proxy statement/prospectus, which must be approved by the FNB United shareholders to permit consummation of the Recapitalization and the Merger.

Granite’s Reasons for the Merger and Recommendation of Granite’s Board of Directors

After careful consideration, the Granite board of directors, at a meeting held on April 26, 2011, unanimously approved the Merger Agreement. In the course of reaching its decision to approve the Merger Agreement and recommend adoption by the Granite stockholders of the Merger Agreement, the Granite board of directors consulted with Granite’s senior management, the Granite Transaction Committee and Granite’s financial and legal advisors and considered a number of factors that the Granite board of directors believes support its decision, including the factors and reasons described below:

•

Process. The process undertaken by the Granite Transaction Committee, with the assistance of KBW, to explore exhaustively alternatives to raise the necessary capital to bring Granite in compliance with the Granite Consent Order and the Granite MOU and support the long-term business plan of Granite.

•

Future Prospects of Granite as a Stand-Alone Entity. Granite had not achieved the required capital levels mandated by the Granite Consent Order despite Granite’s capital preservation activities, which included: balance sheet restructuring, including curtailing lending activity; surrendering Granite-owned life insurance policies; reorganizing Granite’s securities portfolio to minimize risk and related capital requirements; and reducing salaries and certain other noninterest expenses, among other things. Granite had engaged external advisors and pursued various capital enhancing transactions and strategies. Granite’s operating losses had further eroded capital levels. There could be no assurance that further capital preservation activities or other measures would allow Granite to meet the capital levels required in the Granite Consent Order. At June 30, 2011, Granite’s consolidated capital leverage ratio was 2.5%. Banking regulators classify a bank as “critically undercapitalized” if it fails to meet a 2% capital leverage ratio. Under “prompt corrective action,” a critically undercapitalized bank must be placed in conservatorship or receivership within 90 days of such classification unless the FDIC and appropriate regulators determine that other action would protect the deposit insurance fund. Non-compliance with the capital requirements of the Granite Consent Order and the continued erosion of capital may cause Granite to be subject to further enforcement actions by the FDIC or the North Carolina Commissioner of Banks (“NCCB”), including potential regulatory receivership, which could result in the loss of all value by Granite stockholders.

•

Strategic Alternatives. The Granite Transaction Committee, with the assistance of KBW, exhaustively explored alternatives to raise the necessary capital to bring Granite into compliance with the Granite Consent Order and the Granite MOU and support the long-term business plan of Granite. After reviewing possible alternatives to the proposed Merger, including continuing to operate Granite as an independent company or seeking a business combination with Bank A or another company, and after consultation with KBW, the Granite board of directors concluded that (i) it is unlikely that another party would have the ability to meet or exceed the economic and other terms offered by FNB United, and (ii) the proposed Merger and Recapitalization offered better prospects for financial stability and long-term stockholder value than continuing to operate Granite as a stand-alone entity.

•

KBW’s Fairness Opinion and Analysis. Granite’s board of directors considered the financial analyses of KBW reviewed with the Granite Transaction Committee and the Granite board of directors and the opinion of KBW that, as of April 26, 2011 (and confirmed in writing as of May 4, 2011), the exchange ratio is fair, from a financial point of view, to the Granite stockholders.

•

Return to “Well Capitalized Status.” The Merger and Recapitalization are expected to return Bank of Granite to “well capitalized status” and provide FNB United with adequate capital to serve as a source of strength for Bank of Granite.

•

Terms and Conditions of the Merger Agreement Relating to Closing. The Granite board of directors believed the terms and conditions of the Merger Agreement, including the parties’ respective representations and warranties, the conditions to closing and termination provisions, provided adequate assurances as to FNB United’s obligation and ability to consummate the Merger in a timely manner.

•

Likelihood of Regulatory Approval. The Granite board of directors considered the likelihood that FNB United and Granite would receive the necessary regulatory approvals to complete the transactions contemplated by the Merger Agreement, including the Merger and the Recapitalization, in a timely fashion.

•	Tax-Free Transaction for Granite Stockholders. The Merger is expected to qualify as a tax-free transaction to Granite stockholders for U.S. federal income tax purposes.

•

Future Prospects of Combined Entity. Granite’s board of directors evaluated the pro forma business, operations, financial condition, earnings, management and future prospects of FNB United and Granite and believed that a business combination and the Recapitalization would enable the Granite stockholders to participate in a combined company that would have enhanced future prospects compared to those that Granite is likely to achieve on a stand-alone basis. The Granite board of directors believed that the complementary fit of the businesses of Granite and FNB United would enable the combined company to deliver improved services to customers to achieve stronger financial performance and enhance stockholder value.

In the course of its deliberations, the Granite board of directors also considered a variety of risks and countervailing factors related to entering into the Merger Agreement and the Merger, including:

•

Fixed Exchange Ratio. The Granite board of directors considered that the merger consideration is based on an exchange ratio of shares of FNB United common stock for each share of Granite common stock that would not adjust upwards to compensate for declines, or downwards to compensate for increases, in the price of FNB United common stock prior to the closing of the Merger, and the terms of the Merger Agreement did not include termination rights expressly triggered by a decrease in the value of the merger consideration due to a decrease in the market price of FNB United common stock.

•

Termination Fee. The Granite board of directors considered the risk that, although Granite has the right under certain limited circumstances to consider and participate in negotiations with respect to alternative acquisition proposals, the provisions of the Merger Agreement relating to the potential payment of a termination fee of $450,000 to FNB United could have the effect of potentially discouraging such proposals. See “The Merger Agreement—Termination and Termination Fee,” beginning on page 95 for more information.

•

Failure to Close. The Granite board of directors considered the risk that the Recapitalization and Merger may not be consummated despite the parties’ efforts or that consummation may be unduly delayed, even if the requisite approval is obtained from Granite stockholders, including the possibility that conditions to the parties’ obligations, including required bank regulatory approvals, to complete the Recapitalization and the Merger may not be satisfied.

•

Restrictions on Interim Operations. The Granite board of directors considered the restrictions on the conduct of Granite’s business prior to the completion of the proposed Merger, which may delay or prevent Granite from undertaking actions it would otherwise take with respect to the operations of Granite pending completion of the proposed Merger.

•

Interests of Directors and Officers. The Granite board of directors considered the interests that certain directors and executive officers of Granite may have with respect to the Merger that are different from, or in addition to, the interests of the Granite stockholders generally, as described in the section entitled “The Merger—Interests of Granite’s Directors and Executive Officers in the Merger,” beginning on page 75.

•	Other Risks Considered. The other risks described in the sections entitled “Risk Factors,” beginning on page 37 and “Cautionary Statement Regarding Forward-Looking Information,” beginning on page 50.

After the Granite board of directors considered potentially negative and potentially positive factors, the Granite board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors.

The foregoing discussion summarizes the material information and factors considered by the Granite board of directors in its consideration of the Merger, but is not intended to be exhaustive and may not include all of the factors considered by the Granite board of directors. The Granite board of directors reached the decision to approve the Merger Agreement and the Merger in light of the factors described above and other factors that each member of the Granite board of directors voting on approval of the Merger Agreement and the Merger felt were appropriate. In view of the variety of factors and the quality and amount of information considered, the Granite board of directors as a whole did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall analysis of the transaction. Individual members of the Granite board of directors may have given different relative considerations to different factors. It should be noted that this explanation of the reasoning of the Granite board of directors and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this joint proxy statement/prospectus, beginning on page 50.

The Granite board of directors has determined that the Merger Agreement and the Merger are advisable and in the best interest of Granite and its stockholders, has approved the Merger Agreement and the Merger, and unanimously recommends that the stockholders of Granite vote “FOR” the proposal to adopt the Merger Agreement and approve the Merger.

Financial Projections for the Combined Company

In connection with the proposed Merger and Recapitalization, FNB United prepared projections that assumed completion of the Recapitalization and the Merger and included future financial performance of FNB United and Granite as a combined company with respect to 2011, 2012, 2013, 2014 and 2015. The projections were prepared in March 2011 solely for purposes of the proposed Merger and Recapitalization, were based on actual data through December 31, 2010, incorporated economic conditions current at the time of preparation, including assumptions regarding interest rates, credit losses and asset and liability spreads, and assumed a closing date of June 30, 2011.

KBW had access to these non-public projections for use and consideration in its financial analyses and in preparation of its opinion to the Granite board of directors. A summary of the projections were also presented to the Granite board of directors. A summary of these projections is included below to give FNB United shareholders and Granite stockholders access to certain non-public unaudited projections that were made available to KBW and the Granite board of directors in connection with the proposed Merger and Recapitalization. The anchor investors also had access to the non-public projections.

The projections set forth below were not prepared with a view toward public disclosure or toward compliance with GAAP, the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants. Neither Dixon Hughes Goodman LLP nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to the projections, nor has it expressed any opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the projections. The Dixon Hughes Goodman LLP reports included elsewhere in this joint proxy statement/prospectus relate to historical financial information of FNB United and Granite, respectively. Such reports do not extend to the projections included below and should not be read to do so.

None of FNB United, Granite or any of their affiliates, advisors, officers, directors or other representatives has made or makes any representation or can give any assurance to any FNB United shareholder, any Granite stockholder or any other person regarding the ultimate performance of FNB United compared to the summarized information set forth below or that any projected results will be achieved. The inclusion of the following summary projections in this joint proxy statement/prospectus should not be regarded as an indication that FNB United or Granite or their representatives considered or consider the projections to be a reliable or accurate prediction of future performance or events. In particular, there have been significant changes in the financial condition of both FNB United and Granite and the economic conditions and assumptions since the date of preparation of the projections. In light of the foregoing, and considering that the FNB United annual meeting and the Granite Special Meeting will be held more than six months after the date the projections were prepared, as well as the uncertainties inherent in any forecasted information and the changes noted above in the financial condition of FNB United and Granite and the economic conditions and assumptions since the date of preparation of the projections, FNB United shareholders and Granite stockholders are cautioned not to rely on the projections. This information is “forward-looking statements” and actual results may differ materially from them; see “Forward-Looking Statements” on page     .

Set forth below is a summary of the financial projections:

	2011	2012	2013	2014	2015
(Dollars in millions)
Assets	$2,779	$2,940	$3,143	$3,297	$3,447
Gross Loans	1,666	1,823	2,045	2,293	2,551
Deposits	2,349	2,492	2,638	2,786	2,917
Tang. Common Equity	220	252	372	405	443

Net Income	($66)	$31	$119	$32	$37

Opinion of Keefe, Bruyette & Woods, Inc.

In February 2011, Granite engaged KBW to render financial advisory and investment banking services to Granite. KBW agreed to assist Granite in assessing the fairness, from a financial point of view, to the stockholders of Granite, of the exchange ratio in the Merger. Granite selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger and is familiar with Granite and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

On April 26, 2011, the Granite board of directors held a meeting to evaluate the Merger. At this meeting, KBW reviewed the financial aspects of the Merger and rendered an oral opinion (subsequently confirmed in writing) that, as of such date, the exchange ratio offered to the holders of Granite’s common stock in the Merger was fair, from a financial point of view, to such stockholders. The Granite board of directors approved the Merger Agreement at this meeting.

The full text of KBW’s written opinion is attached as Annex I to this joint proxy statement/prospectus and is incorporated herein by reference. Granite stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the Granite board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio in the Merger to the holders of Granite’s common stock. It does not address the underlying business decision to proceed with the Merger or the relative merits of the Merger as compared to any strategic alternatives that may be available to Granite, and does not constitute a recommendation to any Granite stockholder as to how the stockholder should vote at the Granite special meeting on the Merger or any related matter.

In connection with KBW’s opinion, Granite’s management advised KBW that Granite had considerable exposure to risks related to the loan portfolio and related assets of Granite and its subsidiaries, and that the business and prospects of Granite had been severely and negatively affected as a result thereof, including its ability to operate on a stand-alone basis.

In particular, Granite informed KBW that:

•

Granite’s banking subsidiary, Bank of Granite, had consented to the issuance of the Granite Consent Order by the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks, effective August 27, 2009, that, among other things, included the following:

•

A requirement that Bank of Granite achieve and maintain a Tier 1 Capital Ratio of not less than 8% and a Total Risk-Based Capital Ratio of not less than 12% during the life of the Granite Consent Order; and

•

Prohibitions on Bank of Granite’s ability to renew, roll-over or increase the amount of brokered deposits above the amount outstanding on August 27, 2009, which could have the effect of putting severe pressure on Bank of Granite’s short and long term liquidity.

•

Granite also entered into the Granite MOU with the Federal Reserve Bank on November 11, 2009, that, among other things, required Granite to submit a capital plan to maintain adequate capital on a consolidated basis and at Bank of Granite.

•	Granite’s capital position was rapidly deteriorating as losses continued.

•

Granite expected that absent a transaction such as the Merger or a significant infusion of new capital, Granite’s capital position would become severely strained and as a result Granite and Bank of Granite would likely face additional regulatory actions, including likely intervention by the United States federal banking regulators, in which event Granite would be required to seek protection under applicable bankruptcy laws.

As part of KBW’s engagement, KBW provided Granite financial advisory and investment banking services and assisted the management of Granite in connection with its evaluation of a range of strategic alternatives over the past three years, including, but not limited to, a sale of Granite, sales of branches of Bank of Granite and capital raising and recapitalization alternatives. As part of this process, Granite had discussions with potential strategic acquirors and investors. In arriving at its opinion, KBW took into account the foregoing. KBW received fees of $250,000 in connection with such services. In addition, Granite and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the Merger. Granite has paid KBW a cash fee of $250,000 upon execution of the engagement letter. Granite has also paid KBW $500,000 concurrently with the rendering of the fairness opinion described herein. Additionally, Granite has agreed to pay to KBW at the time of closing of the Merger a cash fee of $250,000. Pursuant to the KBW engagement agreement, Granite also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws.

Granite advised KBW that, as a result of the foregoing, Granite and its board of directors were faced with a narrow set of alternatives, which at the time were limited to a significant strategic transaction such as the Merger or likely intervention by United States banking regulators and eventual liquidation of Granite. KBW considered recent instances where concerns regarding the liquidity or financial condition of, or imminent regulatory action involving, a bank or financial institution triggered a rapid deterioration of the institution’s financial condition, necessitating government intervention or bankruptcy protection, and as a result of which the common equity holders of the institution received substantially diminished value, if any at all, for their equity. In light of the facts and circumstances, KBW assumed that if Bank of Granite were taken over by the United States federal banking regulators and Granite’s non-banking assets were liquidated under applicable bankruptcy laws, Granite’s common stockholders would likely not receive any material value for their shares.

In rendering its opinion, KBW:

•	reviewed, analyzed and relied upon materials bearing on the financial condition of Granite and FNB United and the Merger, including, among other things,

•	the Merger Agreement;

•	the Investment Agreement, dated as of April 26, 2011, by and between FNB United and Carlyle;

•	the Investment Agreement, dated as of April 26, 2011, by and between FNB United and Oak Hill Capital;

•	the Granite Consent Order and the Granite MOU;

•	Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ending December 31, 2010 of Granite and FNB United;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Granite and FNB United and certain other communications from Granite and FNB United to their respective stockholders; and

•	other financial information concerning the businesses and operations of Granite and FNB United furnished to KBW by Granite and FNB United for purposes of KBW’s analysis.

•	held discussions with members of senior management of Granite and FNB United and the Proposed New Management Team regarding

•	past and current business operations;

•	regulatory relations;

•	financial condition;

•	future prospects of the respective companies; and

•	other such matters KBW deemed relevant to its inquiry, including the status of ongoing regulatory discussions in connection with the Merger.

•	compared certain financial and stock market information for Granite and FNB United with similar information for certain other companies, the securities of which are publicly traded;

•	reviewed the financial terms of certain recent business combinations involving distressed banking organizations; and

•	performed other studies and analyses that it considered appropriate.

KBW did not perform certain analyses that it would customarily prepare in connection with a financial opinion letter because such analyses were not meaningful as a result of the extraordinary circumstances of Granite described in this joint proxy statement/prospectus.

In conducting its review and arriving at its opinion, KBW relied upon the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. KBW relied upon the management of Granite and FNB United and the Proposed New Management Team as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to KBW. KBW assumed that such forecasts and projections reflected the best currently available estimates and judgments of such managements and that such forecasts and projections would be realized in the amounts and in the time periods currently estimated by such managements. KBW is a financial advisor only and relied upon, without independent verification, the assessments of Granite and its legal, tax and accounting advisors with respect to such matters. Further, KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, with Granite’s consent, that the aggregate allowance for loan and lease losses for Granite and FNB United is adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of the property, assets or liabilities of Granite or FNB United, nor did it examine any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Granite’s and FNB United’s senior management teams and the Proposed New Management Team. Granite and FNB United do not publicly disclose internal management projections of the type provided to KBW in connection with the preparation of its opinion. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•

the Merger and the Recapitalization will be completed substantially in accordance with the terms set forth in the Merger Agreement and the Investment Agreements with no additional payments or adjustments to the exchange ratio;

•

the representations and warranties of each party to the Merger Agreement and the Investment Agreements and in all related documents and instruments referred to in the Merger Agreement are true and correct;

•	each party to the Merger Agreement and the Investment Agreements and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•

all conditions to the completion of the Merger and the Recapitalization will be satisfied without any waivers thereof or modifications to the terms of the Merger Agreement or the Investment Agreements; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and the Recapitalization, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger and the Recapitalization.

KBW considered such financial and other factors as it had deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Granite and FNB United; (ii) the assets and liabilities of Granite and FNB United; and (iii) the nature and terms of certain other merger and recapitalization transactions involving distressed banks and bank holding companies. KBW also took into account its assessment of general economic, market and financial conditions and its experience in other similar transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of its opinion and the information made available to KBW through the date thereof.

KBW expressed no view or opinion as to any terms or other aspects of the Merger, including, without limitation, the Investments, the TARP Exchange, the settlement of CommunityONE’s subordinated indebtedness with and repurchase of the CommunityONE preferred stock from SunTrust or the Warrant Offering to be effected in connection with the Merger. Furthermore, KBW did not express any opinion about the fairness of the amount or nature of the compensation to any of Granite’s officers, directors or employees, or any class of such persons, relative to the compensation to the public stockholders of Granite in connection with the Merger. In addition, KBW’s opinion did not in any manner address the prices at which the FNB United common stock will trade following the consummation of the Merger and KBW expressed no opinion as to how the stockholders of Granite should vote at the stockholders’ meeting to be held in connection with the Merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Granite and FNB United. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Granite board of directors in making its determination to approve the Merger Agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Granite board of directors with respect to the fairness of the exchange ratio in the Merger.

The following is a summary of the material analyses presented by KBW to the Granite board of directors on April 26, 2011 in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Granite board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses. KBW did not perform certain analyses that it would customarily prepare in connection with a financial opinion letter because such analyses were not meaningful as a result of the extraordinary circumstances of Granite described in this joint proxy statement/prospectus.

Circumstances Facing Granite. Based on information provided by Granite’s board of directors, KBW reviewed the circumstances facing Granite. The Granite board of directors had informed KBW that Granite had determined that it faced numerous significant risks operating on a stand-alone basis, including:

•

the Granite Consent Order requires Bank of Granite to significantly increase its capital ratios, which Bank of Granite had not yet been able to achieve and did not believe was feasible absent a transaction such as the Merger;

•

Granite and Bank of Granite are currently “undercapitalized” in terms of their Tier 1 Capital Ratios and “significantly undercapitalized” with respect to their Total Risk-Based Capital Ratios and leverage ratios;

•	the Granite MOU requires Granite to, among other things, submit a capital plan to maintain sufficient capital on a consolidated basis and at Bank of Granite;

•	Granite’s capital position was rapidly deteriorating as losses continued; and

•

the prohibition on Bank of Granite’s ability to accept brokered deposits without prior FDIC consent, which could have the effect of putting severe pressure on Bank of Granite’s short and long term liquidity.

The Granite board of directors informed KBW that, absent a strategic transaction, such as the Merger, Granite would likely face additional regulatory actions, including the likely seizure of Bank of Granite by the FDIC and the liquidation of Granite’s non-banking assets under applicable bankruptcy laws.

In connection with its analysis, KBW reviewed publicly available information regarding depository institutions that were “critically undercapitalized” based on their leverage ratios. Since 2008, of the 277 “critically undercapitalized” banks that reported a quarterly leverage ratio of less than 2.0%, 86.3% (239 banks) were seized by the FDIC, 12.3% (34 banks) remain in operation and 1.4% (four banks) experienced some form of alternative resolution.

The Granite board of directors informed KBW that, if Bank of Granite were seized by the FDIC, Granite’s stockholders would likely not receive any material value for their shares. However, the Merger, if completed on the terms provided to KBW, would result in positive value for Granite’s stockholders.

Recent Transaction Analysis.

KBW reviewed publicly available information regarding recapitalization transactions involving publicly traded bank and thrift holding companies which were announced and completed between September 30, 2009 and December 31, 2010 in which the new shareholders owned at least 80.0% of the recapitalized institution. The companies included in the group were:

Recapitalized Company

TIB Financial Corp.

Palmetto Bancshares, Inc.

Hampton Roads Bankshares, Inc.

Sterling Financial Corporation

Pacific Capital Bancorp

West Coast Bancorp

KBW derived and compared, among other things, the implied ratio of the issuance price per common share of the company in the recapitalization to the tangible book value per share of the acquired company based on the latest publicly available financial statements of the company prior to the announcement of the recapitalization.

The results of the analysis are set forth in the following table:

Issuance Price to:	FNB United / Granite Merger	Recapitalization Minimum	Recapitalization Maximum
Tangible Book Value	34.2%	9.6%	25.1%

Additionally, KBW reviewed publicly available information related to all nationwide whole bank transactions (including banks and bank holding companies, as well as thrifts and thrift holding companies) publicly announced since December 31, 2009 in which the target had assets between $250 million and $2.5 billion and a ratio of nonperforming assets to the sum of loans and Other Real Estate Owned greater than 5.0%. The transactions included in the group were:

Acquiror	Acquiree

Park Sterling Corporation	Community Capital Corporation
HCBF Holding Company, Inc.	Grand Bankshares, Inc.
IBERIABANK Corporation	Omni Bancshares, Inc.
CBM Florida Holding Company	First Community Bank of America
SKBHC Holdings, LLC	AmericanWest Bank
Community Bancorp, LLC	Cadence Financial Corporation
Old Line Bancshares, Inc.	Maryland Bankcorp, Inc.
People’s United Financial, Inc.	Smithtown Bancorp, Inc.
Grandpoint Bank	First Commerce Bancorp
Jacksonville Bancorp, Inc.	Atlantic BancGroup, Inc.
Roma Financial Corporation (MHC)	Sterling Banks, Inc.

Merger multiples for the Merger were derived from an offer price of $0.54 per share for Granite, based on the exchange ratio and the issuance price under the Investment Agreements. For each precedent transaction, KBW derived and compared, among other things:

•

the implied ratio of the price per common share paid for the acquired company to the book value and tangible book value per share of the acquired company based on the latest publicly available financial statements of the company prior to the announcement of the acquisition; and

•

the premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	FNB United / Granite Merger	Recent Transactions Minimum	Recent Transactions Maximum
Book Value	34%	28%	130%
Tangible Book Value	34%	28%	130%
Core Deposit Premium	(2.6%)	(5.5%)	3.9%

No company or transaction used as a comparison in the above analysis is identical to Granite, FNB United or the Merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Net Present Value Analysis. KBW performed a net present value analysis to estimate the per share value of FNB United’s offer to Granite stockholders based upon financial projections of the pro forma combined entity through 2015 provided by Granite and FNB United management and the Proposed New Management Team.

KBW utilized in its analysis discount rates of 13.0% to 18.0% and management projections for earnings per share and tangible book value per share. In calculating the terminal value of the pro forma combined entity, KBW applied multiples ranging from 11.0 times to 14.0 times the 2016 forecasted earnings, and 1.25 times to 2.00 times the 2015 year-end forecasted tangible book value per share, of the pro forma combined entity. KBW’s analysis resulted in a range of values to Granite stockholders from $0.33 to $0.82 per share. KBW noted that this analysis relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Granite.

The Granite board of directors retained KBW as an independent contractor to act as financial advisor to Granite regarding the Merger. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Granite and FNB United, and as a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Granite and FNB United for KBW’s own account and for the accounts of its customers.

In the three years prior to the date of its opinion, KBW provided Granite financial advisory and investment banking services in connection with its review of its strategic alternatives and received fees for such services. Granite and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the Merger. Granite has paid KBW a cash fee of $250,000 upon execution of the engagement letter. Granite has also paid KBW $500,000 concurrently with the rendering of the fairness opinion described herein. Additionally, Granite has agreed to pay to KBW at the time of closing of the Merger a cash fee of $250,000. Pursuant to the KBW engagement agreement, Granite also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws.

Board of Directors and Executive Officers of FNB United after Completion of the Merger

Upon the completion of the Recapitalization and the Merger, the FNB United board of directors will be comprised of eleven members. The individuals identified in the table below are expected to serve as directors and executive officers of FNB United after the Recapitalization and the Merger. Boyd C. Wilson, Jr., currently a director of Granite, John Bresnan, a Managing Director of The Carlyle Group, and Scott B. Kauffman, a Principal of Oak Hill Capital Partners, are expected to be named as directors of FNB United in connection with the Recapitalization and the Merger. Also expected to be named as directors of FNB United in connection with the completion of the Recapitalization and the Merger are Brian E. Simpson, Robert L. Reid, Austin Adams, Jerry R. Licari, J. Chandler Martin and Louis A. “Jerry” Schmitt. H. Ray McKenney, Jr. and R. Reynolds Neely, Jr., currently directors of FNB United, are expected to continue as directors following the closings of the Recapitalization and the Merger.

Name	Age	Position(s)
Brian E. Simpson	48	Chief Executive Officer and Director
Robert L. Reid	55	President and Director
David L. Nielsen	46	Chief Financial Officer
David C. Lavoie	56	Chief Risk Officer
Gregory P. Murphy	64	Chief Workout Officer
Angus M. McBryde, III	49	Treasurer
Austin Adams	68	Director
John Bresnan	63	Director
Scott B. Kauffman	37	Director
Jerry R. Licari	64	Director
J. Chandler Martin	60	Director
Louis A. “Jerry” Schmitt	71	Director
H. Ray McKenney, Jr.	57	Director
R. Reynolds Neely, Jr.	57	Director
Boyd C. Wilson, Jr.	58	Director

Brian E. Simpson, 48, is an independent consultant, in which capacity he has been advising FNB United and CommunityONE since October 2010. Mr. Simpson was formerly a senior executive officer and Operating Committee member at First Union Corporation, the predecessor of Wachovia Corporation, a banking and financial services company. Mr. Simpson served as the Senior Vice President, Managing Director and Head of Structured Products Group of First Union from January 1998 to December 2001 and as Senior Vice President, Managing Director and Head of Balance Sheet Management of First Union from January 1998 to December 2000. During his 17-year banking career, Mr. Simpson was responsible for balance sheet management, including the management of interest rate sensitivity, funding, and liquidity. He also led segments of First Union’s capital markets activities. In addition, Mr. Simpson led First Union’s Asset/Liability Committee and was a staff liaison to the Credit/Market Risk Committee of the board of directors. Mr. Simpson also served on First Union’s Credit Committee, Market Risk Committee, and Capital Markets Commitment Committee, and on First Union’s senior regulatory contact team. Mr. Simpson has served as President of Casa Fiora, a family-owned custom drapery business, since its founding in 2002.

Robert L. Reid, 55, is an independent consultant, in which capacity he has been advising FNB United and CommunityONE since October 2010. Mr. Reid has 30 years of financial services experience, particularly in branch banking and community banking. At the time of his retirement in June 2009, Mr. Reid was Executive Vice President/Managing Director of the Real Estate Division for Wachovia Corporation, a banking and financial services company. From 2003 to 2008, Mr. Reid was President of the Retirement and Investment Products Group at Wachovia. From December 2000 to April 2003, Mr. Reid served as the CEO of First Union – Pennsylvania/Delaware, providing direct management and leadership for First Union’s branch banking business in Pennsylvania and Delaware. From December 1997 to December 2000, Mr. Reid served as the CEO of First Union – Atlantic, overseeing First Union’s branch banking business in New Jersey, New York, and Connecticut. In his various leadership positions, Mr. Reid has managed diverse areas such as retail banking, corporate banking, commercial banking, business banking, real estate finance, capital management and wealth management.

David L. Nielsen, 46, is an independent consultant, in which capacity he has been advising FNB United and CommunityONE since October 2010. From July 1998 to May 2010, he served in a number of positions for Wachovia Corporation and later at Wells Fargo, after the two financial services companies merged, including as an Executive Vice President and Group Risk Officer for Wholesale Banking at Wells Fargo. In that position, Mr. Nielsen was responsible for the multi-year integration of Wells Fargo’s commercial/middle-market banking, commercial real estate, corporate and investment banking, and asset management businesses with those of Wachovia. Specifically, his responsibilities included integrating financial and risk management systems, managing large integration expense budgets, and delivering significant acquisition synergies. Prior to joining Wells Fargo, Mr. Nielsen was a Managing Director and Chief Operating Officer for the corporate banking, commercial real estate, investment banking and capital markets businesses at Wachovia. He managed strategic and financial planning, divisional management and operational metric reporting, operational risk management, development of quantitative financial models, and various other operating and risk management activities. He integrated a number of acquired banks and mortgage companies, executed multiple business restructurings, implemented expense rationalization efforts and capital efficiency programs, and managed annual investment budgets. He was a member of senior operating and capital commitment committees at Wachovia.

David C. Lavoie, 56, has been serving as CommunityONE’s Chief Credit Officer since December 2010. He served as a consultant to FNB United from October 2010 to December 2010. From June 1977 to July 2002, Mr. Lavoie served as a Senior Vice President at Bank of America, a banking and financial services company. At Bank of America, Mr. Lavoie served as a nationwide risk executive for several consumer lines of business totaling over $100 billion in asset size, including consumer real estate, consumer banking, professional and executive banking, dealer financial services, and student loans. Mr. Lavoie has also served as a nationwide risk executive for small business lending. He led a middle-market lending group and served as a regional commercial risk executive in the Florida market. In the commercial real estate lending area, Mr. Lavoie served as Florida Risk Management Executive for Bank of America’s portfolio in that state, including its homebuilder division. In addition, Mr. Lavoie was responsible for the consumer portfolio analysis group, loss forecasting, and the supporting data warehouses at Bank of America.

Angus M. McBryde, III, 49, is an independent consultant, in which capacity he has been advising FNB United and CommunityONE since October 2010. From January 1985 to February 2009, he served in a number of positions for First Union Corporation, the predecessor of Wachovia Corporation, and later at Wells Fargo after the two financial services companies merged, including as a Senior Vice President of Wachovia from February 2004 to February 2009. He was a member of the Treasury Balance Sheet Management team responsible for funding and liquidity management. Mr. McBryde chaired the corporate-consolidated Liquidity and Capital Planning Committee, Thrift Liquidity and FHLB Management Committee, and Off Balance Sheet Business Committee. He was also a member of the Deposit Management Committee and a regular participant on the Asset/Liability Committee. Mr. McBryde was the primary OCC and Federal Reserve contact for funding and liquidity issues and had a C-level leadership role in managing through the financial crisis. His management responsibilities included leading a ten-person team performing daily management of funding desk and Federal Reserve accounts, liquidity forecasting, contingency-planning stress testing, and planning and executing bank and holding company debt issuance. Prior to his senior role in Treasury Balance Sheet Management, Mr. McBryde ran Wachovia’s funding desk and was a Managing Director in Capital Markets in charge of money market trading. Mr. McBryde spent the first eight years of his career with Wachovia as a commercial lending officer in the Charlotte Corporate Banking Group.

Gregory P. Murphy, 64, is the Managing Member of Marblehead Advisors LLC, a financial services consulting firm, in which capacity he has been advising the Bank of Granite, FNB United and CommunityONE since September 2010. From August 2009 to January 2010, he was a Managing Director at Helix Financial, LLC, an international boutique consulting firm that provides professional services and technology solutions to all facets of the commercial real estate, structured finance and investment management industries. From May 2008 to August 2009, Mr. Murphy oversaw the servicing of distressed loan portfolios for two failed real estate construction lenders (IndyMac Bank in Pasadena, California and Silverton Bank in Atlanta, Georgia) at MMC Group, the largest contractor for the FDIC for the servicing of distressed loan portfolios of failed banks. From May 2007 to May 2008, Mr. Murphy was a Managing Director of CRG Partners, a management consulting firm. Mr. Murphy was an Executive Managing Director at Patriarch Partners, LLC, a New York based Asset Management Company, from 2001 to November 2006. He was responsible for establishing its Charlotte office to service approximately $1.3 billion of distressed and underperforming loans purchased from Fleet Boston Financial. The office grew to approximately $4 billion under management at the time of Mr. Murphy’s departure. Prior to joining Patriarch Partners, from 1991 to 2001, Mr. Murphy served as Senior Credit Officer for Bank of America’s Real Estate and Commercial Special Assets (distressed) lending groups. Before that, he established and managed the real estate and oil and gas distressed loan functions for a Bank of America’s predecessor in Texas. His tenure with Bank of America spanned 18 years. Before he joined Bank of America, Mr. Murphy spent 12 years as a member of the FDIC’s Division of Liquidation, including serving as Liquidator-in-Charge, with responsibilities that included the reconciliation of the books and records of failed banks as well as the management, servicing and ultimate disposition of the institutions’ lease and loan portfolios.

Jerry Licari, 64, joined KPMG LLC in 1968 and served as a partner from 1977 until his retirement in 2005. Mr. Licari was a lead audit engagement partner for KPMG and served major U.S. banks and insurance companies from 1977 to 2004. Mr. Licari also served as an SEC reviewing partner (concurring partner) for insurance and bank clients filing with the SEC from 1981 to 2000. Mr. Licari also held numerous leadership positions at KPMG, including serving as Director of the Global Center for Industry Solutions from 2004 to 2006, U.S. Banking Partner in Charge from 2002 to 2004, and U.S. Partner in Charge of the Financial Risk Management Practice from 2000 to 2001. Mr. Licari has significant industry knowledge of banking, mortgage banking, investment banking, investment management, and insurance, and significant experience in risk management for the financial services industry. Mr. Licari also has considerable experience in banking mergers and acquisitions. Mr. Licari currently serves as a director of a number of non-profit organizations in Charlotte.

Austin Adams, 68, retired in 2006 as Chief Information Officer and Executive Committee member at JPMorgan Chase, a banking and financial services company. He was responsible for technology and operations, managing nearly 28,000 employees and a multi-billion dollar budget. Mr. Adams has 35 years of banking experience. He previously served as CIO and Executive Committee Member at Bank One Corporation and First Union. Mr. Adams has spent most of his career overseeing technology and operations during dramatic consolidation in the industry, and he has extensive integration and conversion experience, having managed over 100 mergers. Mr. Adams has been recognized by several leading publications as one of the most influential CIOs in the industry. Mr. Adams currently serves on the board of directors of two public companies, Dun & Bradstreet and Spectra Energy.

Louis A. “Jerry” Schmitt, 71, was Executive Vice President and Co-Head of Capital Markets for First Union Corporation, a financial services company, from January 1994 until his retirement in December 1998. He had responsibility for overall management of trading, sales, and underwriting related to all fixed income activities—government securities, investment-grade and high-yield corporate bonds, municipal bonds, and commercial mortgage backed securities. In addition, Mr. Schmitt had overall responsibility for funding activities and other activities affecting liquidity. He was responsible for the bank’s portfolio of investments, derivatives trading and sales, and foreign exchange trading and sales. Mr. Schmitt chaired the Asset/Liability Management Committee, which served as the overall risk committee for corporate-wide rate sensitivity, corporate liquidity, new product risk assessment, earnings projections and overall portfolio strategy. Mr. Schmitt served on the Executive Committee of First Union and was a staff liaison to the Credit/Market Risk Committee of the board of directors. Mr. Schmitt currently serves on the Board of Trustees of Belmont Abbey College, and serves as chairman of its finance committee.

Chandler Martin, 60, served as Treasurer at Bank of America, a banking and financial services company, from 2005 until he retired in March 2008. Mr. Martin joined Bank of America’s predecessor, North Carolina National Bank, in 1981 and, in the following 27 years, held a variety of line and risk management roles, including leadership roles in commercial real estate risk management, capital markets risk management, and private equity investing. As Treasurer, he was responsible for funding, liquidity, and interest rate risk management. Previously, from 2003 to 2005 he was the Enterprise Market and Operational Risk Executive and from 1999 until 2003 the risk management executive for Global Corporate and Investment Banking. Mr. Martin returned to Bank of America in October 2008 to assist in the integration process for Enterprise Risk Management following Bank of America’s acquisition of Merrill Lynch. After three months working on the transition, Mr. Martin served as the Enterprise Credit and Market Risk Executive. From April 2008 through July 2008, Mr. Martin served as a Policy Group Member of the Counterparty Risk Management Policy Group III and co-chaired the Risk Monitoring and Risk Management Working Group. The Policy Group’s report entitled “Containing Systemic Risk: The Road to Reform” provides a forward-looking and integrated framework of risk management best practices.

John Bresnan, 63, has served as a Managing Director with The Carlyle Group, a private equity investment firm, since February 2010. He also serves as the Chief Risk Officer to Carlyle’s Investment Grade Opportunity group and Senior Advisor to Carlyle’s Global Financial Services group. Prior to joining Carlyle, Mr. Bresnan worked with Wachovia Corporation, a banking and financial services company, from June 1995 to February 2009, when he retired as Managing Director, Head of Global Markets Capital Management. In that position, Mr. Bresnan was responsible for the management and oversight of credit and market risk throughout Wachovia’s Corporate and Investment Bank, including activities such as the corporate loan book (with $100 billion commitments), the commercial conduit, and all warehouse lines to structured products. He was formerly a director of Wachovia Bank International and Blue Point Re Ltd.

Scott Kauffman, 37, has served as a Principal at Oak Hill Capital Partners, a private equity investment firm, since March 2009. At Oak Hill Capital, Mr. Kauffman has focused on the firm’s financial services investments. He is responsible for originating, structuring and managing the investments in the Business and Financial Services Group. Prior to joining Oak Hill Capital, from May 1996 to March 2009, Mr. Kauffman worked in the Financial Institutions Group at Goldman, Sachs and Co., a global investment banking and securities firm, where he became a Managing Director in October 2008 and was actively engaged in maintaining and building client relationships, providing strategic advice and transaction execution and expertise to boards of directors and executive and senior management of financial institutions. Mr. Kauffman was Co-Chief Operating Officer for the America’s Financial Institutions Bank Group and a member of the Merger Leadership Group at Goldman Sachs. Mr. Kauffman holds his Chartered Financial Analyst designation and is a member of the Association for Investment Management and Research and a member of Investment Analyst Society of Chicago.

H. Ray McKenney, Jr., 57, is President of MBM Auto Management, a multi-franchise automobile and power sports management company he founded in 1981. He currently serves on the board of trustees of Gaston Christian Schools. He also serves on the boards of directors of Carolina Chevrolet Dealers and Carolina Cadillac Dealers. He served as a director and for a period as chairman of Holy Angels, Inc., a non-profit organization serving developmentally challenged children, from 1991 to 2003. Mr. McKenney was a founding director of First Gaston Bank of North Carolina and served on its board of directors from 1995 to 2006, also serving a term as chairman. He also served on the board of directors of its parent holding company, Integrity Financial Corporation, during that period, with terms as chairman of the board and chairman of the credit committee. Mr. McKenney has served as a director of FNB United and CommunityONE since FNB United acquired Integrity Financial Corporation in 2006.

R. Reynolds Neely, Jr., 57, is the Planning Director of the City of Asheboro, North Carolina Planning Department. Active in the community, he has served on various boards, committees and task forces at the county, city and regional levels. Mr. Neely has also been a strong supporter and advocate for the Boy Scouts of America, serving on various committees and holding leadership positions within the organization. Mr. Neely has been a director of FNB United and CommunityONE since 1980.

Boyd C. Wilson, Jr., 58, is Executive Vice President of Broyhill Investments, Inc., an investment company located in Lenoir, North Carolina, where he has served in such capacity since 2005 and has served as a Director since 2007. Mr. Wilson also serves as Vice President and Chief Financial Officer of BMC Fund, Inc., a regulated investment company located in Lenoir, North Carolina, where he has served in such capacity since 2006. From 2002 to 2005, Mr. Wilson served as Vice President of Finance and Administration of Kincaid Furniture Company, Incorporated, a furniture manufacturer located in Hudson, North Carolina. Mr. Wilson has served as a director of Granite and Bank of Granite since 1996. Mr. Wilson is a certified public accountant.

Interests of FNB United’s Directors, Executive Officers and Certain Consultants in the Recapitalization and the Merger

In considering the recommendation of FNB United’s board of directors that FNB United’s shareholders vote to approve the issuance of common stock in connection with the Recapitalization transactions and the Merger, FNB United shareholders should be aware that two of FNB United’s directors and certain consultants to FNB United may have interests in the Merger and Recapitalization that are different from, or in addition to, the interests of FNB United’s shareholders generally.

Board of Directors

H. Ray McKenney, Jr. and R. Reynolds Neely, Jr., each of whom are current members of the FNB United board of directors, are expected to remain on the board of directors of FNB United following closing. An affiliate of Mr. McKenney and Mr. Neely are also participating in the Recapitalization as additional inside investors, and they have entered into D&O Subscription Agreements with FNB United pursuant to which Mr. McKenney’s affiliate has agreed to invest $150,000 in FNB United in exchange for 937,500 shares of FNB United common stock and Mr. Neely has agreed to invest $1,500 in exchange for 9,375 shares of FNB United common stock.

Consultants to Be Senior Executives of FNB United after Closing

Each of Brian E. Simpson, Robert L. Reid, David L. Nielsen, Angus M. McBryde, III, and Gregory P. Murphy, who are proposed to be the senior executive officers of FNB United after the Recapitalization and the Merger (the “Consultants”), is a party to a Consulting and Services Agreement (the “Consulting Agreements”) with FNB United. Pursuant to the terms of the Consulting Agreements, each Consultant is entitled to receive a “success fee” upon the closing of the Recapitalization and the Merger. The amounts of the success fees are $350,000 for Messrs. Simpson, Reid and Nielsen, $265,000 for Mr. Murphy and $180,000 for Mr. McBryde. David C. Lavoie, Chief Credit Officer of CommunityONE, is a party to a Success Fee Agreement with FNB United pursuant to which he is entitled to a “success fee” of $265,000 upon the closing of the Recapitalization and the Merger.

The Consultants and affiliates of the Consultants are also participating in the Recapitalization as additional inside investors. The Consultants, along with Mr. Lavoie, have entered into D&O Subscription Agreements with FNB United pursuant to which they have agreed to invest an aggregate of $1,698,500 in FNB United in exchange for 10,615,625 shares of FNB United common stock. The amounts that each has agreed to invest are $386,750 for Mr. Simpson and an affiliate of Mr. Simpson, $386,750 for an affiliate of Mr. Reid, $375,000 for Mr. Nielsen and an affiliate of Mr. Nielsen, $300,000 for Mr. Murphy, $150,000 for Mr. McBryde and an affiliate of Mr. McBryde, and $100,000 for Mr. Lavoie.

FNB United plans to enter into employment agreements (the “Employment Agreements”) with each Consultant and Mr. Lavoie (the “Proposed Senior Executives”). The board of directors of the combined company must ratify the Employment Agreements following the closing of the Merger, or such Employment Agreements shall terminate. A summary of the key compensation terms expected to be included in the Employment Agreements is as follows:

•

Base Salary. The Employment Agreements will provide for the Proposed Senior Executives to receive annual base salaries as follows: Mr. Simpson ($500,000); Mr. Reid ($475,000); Mr. Nielsen ($475,000); Mr. Lavoie ($475,000); Mr. McBryde: ($350,000); and Mr. Murphy ($250,000).

•

Incentive Compensation. Subject to applicable TARP compensation restrictions, the FDIC’s golden parachute rules (12 U.S.C. § 1828(k) and 12 C.F.R. Part 359) and other applicable restrictions (together the “Compensation Rules”), the Proposed Senior Executives will be eligible to (a) receive annual bonuses at a target level of 100% of base salary (subject to the achievement of performance conditions to be established by FNB United’s Compensation Committee), and (b) participate in FNB United’s long term cash and equity award and equity-based programs. While subject to the Compensation Rules, the Proposed Senior Executives’ incentive compensation opportunities will be adjusted as necessary to comply with such rules.

•

Other Benefits. Under the Employment Agreements, the Proposed Senior Executives will be eligible to participate in medical, dental and life insurance plans and other customary benefit plans (except that neither Mr. Simpson nor Mr. Reid will receive medical, dental or life insurance benefits coverage from FNB United). Proposed Senior Executives will also be entitled under their Employment Agreements to reimbursement (of up to $20,000) of legal fees incurred in connection with negotiating their Employment Agreements.

•

Severance. Subject to the Compensation Rules, in the event that a Proposed Senior Executive’s employment is terminated by FNB United without “cause” or by the Proposed Senior Executive for “good reason” (which includes a change in control of FNB United or CommunityONE), the Proposed Senior Executive will be entitled to severance benefits as follows: (a) a cash payment equal to two times the sum of (i) his base salary and (ii) an annual bonus amount; and (b) accelerated vesting of any FNB United equity compensation awards held by the Proposed Senior Executive.

Interests of Granite’s Directors and Executive Officers in the Merger

In considering the recommendation of Granite’s board of directors that Granite’s stockholders vote to adopt the Merger Agreement, Granite stockholders should be aware that Granite’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of Granite’s stockholders generally. For purposes of all of the Granite agreements and plans described below, the consummation of the transactions contemplated by the Merger Agreement generally will constitute a change in control of Granite.

Board of Directors

Boyd C. Wilson, Jr., a member of the board of directors of Granite, is expected to be appointed to the board of directors of FNB United following the closing of the Merger. Mr. Wilson is also participating in the Recapitalization as an additional inside investor, and he has entered into a D&O Subscription Agreement with FNB United pursuant to which he has agreed to invest $100,000 in FNB United in exchange for 625,000 shares of FNB United common stock.

Executive Officers

Granite is party to change of control arrangements with R. Scott Anderson, President and Chief Executive Officer of Granite and Bank of Granite and Secretary of Granite, and D. Mark Stephens, Senior Vice President, Chief Information Officer and Operations Director of Bank of Granite, that entitle such executive officers to payments upon a change of control and certain terminations of employment, as described below. Under Bank of Granite’s supplemental executive retirement plan, Mr. Anderson may be entitled to additional payment in certain circumstances. In addition, FNB United agreed to provide Granite directors and officers with certain indemnification rights following the Merger, as described below. Applicable law prohibits FNB United or its subsidiaries from making golden parachute payments to Granite’s directors, officers or employees so long as FNB United, CommunityONE, Granite or Bank of Granite remain in a “troubled condition,” as such term is defined in the applicable regulations of the appropriate federal banking agency, or are subject to applicable restrictions under TARP.

R. Scott Anderson. In December 2008, Granite and Bank of Granite entered into an amended and restated change of control agreement with R. Scott Anderson. Mr. Anderson’s change of control agreement provides that in the event of a termination of his employment in connection with, or within 36 months after, a change of control of Granite or Bank of Granite, for reasons other than cause, Granite is required to pay Mr. Anderson an amount equal to the following:

•	three times his total annual base salary at the time of the termination;

•	three times his average incentive bonus for the prior three years;

•

the amount that would have been contributed under Granite’s profit sharing plan and supplemental executive retirement plan on Mr. Anderson’s behalf, as reasonably determined by Granite, if Mr. Anderson were to participate in such plans for the 36-month period following the termination date at the same compensation level he had immediately prior to the termination; and

•

an amount equal to three times the cost to Granite in its fiscal year immediately preceding the year in which the termination occurs of any of the following benefits Mr. Anderson is receiving and entitled to at the termination date under Granite’s benefit programs and plans: medical, disability, life and accident insurance coverage and reasonable costs and fees associated with the maintenance and renewal of professional licenses.

In addition, for the 36-month period following the termination date, Mr. Anderson will be entitled to continued vesting in incentive stock option plans and reimbursement of his reasonable education costs. In addition, Mr. Anderson may terminate his employment upon a change of control of Granite or Bank of Granite and receive the benefits described above if, within 36 months following a change of control, he is assigned duties inconsistent with his duties at the time of the change of control, his annual base salary is reduced below the amount in effect prior to the change of control, his benefits are reduced below their level prior to the change of control (unless benefits are reduced for all employees) or he is transferred to a location more than 50 miles from his current principal work location without his consent.

In addition, Mr. Anderson participates in Granite’s supplemental retirement plan. If Mr. Anderson were terminated without cause or voluntarily resigned within two years after a change of control of Bank of Granite, he would receive 100% of his benefits under the supplemental retirement plan in a single lump sum payment within 30 days following the termination date.

D. Mark Stephens. In December 2008, Granite and Bank of Granite entered into an amended and restated change of control agreement with D. Mark Stephens. Mr. Stephens’s change of control agreement provides that in the event of a termination of his employment in connection with, or within 36 months after, a change of control of Granite or Bank of Granite under circumstances that qualify as a “separation from service” under United States Department of the Treasury Regulation 1-409A-1(h), for reasons other than cause, Granite is required to pay Mr. Stephens an amount equal to the following:

•	two times his total annual base salary at the time of the termination;

•	two times his average incentive bonus for the prior three years;

•

the amount that would have been contributed under Granite’s profit sharing plan and supplemental executive retirement plan on Mr. Stephens’s behalf, as reasonably determined by Granite, if Mr. Stephens were to participate in such plans for the 24-month period following the termination date at the same compensation level he had immediately prior to the termination; and

•

an amount equal to two times the cost to Granite in its fiscal year immediately preceding the year in which the termination occurs of any of the following benefits Mr. Stephens is receiving and entitled to at the termination date under Granite’s benefit programs and plans: medical, disability, life and accident insurance coverage and reasonable costs and fees associated with the maintenance and renewal of professional licenses.

In addition, for the 24-month period following the termination date, Mr. Stephens will be entitled to continued vesting in incentive stock option plans and reimbursement of his reasonable education costs. In addition, Mr. Stephens may terminate his employment upon a change of control of Granite or Bank of Granite and receive the benefits described above if, within 24 months following a change of control, he is assigned duties inconsistent with his duties at the time of the change of control, his annual base salary is reduced below the amount in effect prior to the change of control, his benefits are reduced below their level prior to the change of control (unless benefits are reduced for all employees) or he is transferred to a location more than 50 miles from his current principal work location without his consent.

Indemnification. The Merger Agreement requires FNB United to indemnify and hold harmless present and former directors and officers of Granite against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses to the fullest extent permitted by law), judgments, fines and amounts paid in settlement incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation arising out of the fact that such person is or was a director or officer of Granite or its subsidiaries or any matters arising out of consummation of the Merger, whether asserted or claimed prior to or following the Merger. FNB United is also required to maintain in effect for a period of six years following consummation of the Merger all indemnification and limitation on liability provisions under the certificate of incorporation or bylaws of Granite or any of its subsidiaries in effect on the date of the Merger Agreement.

Potential Payments upon a Termination in Connection with a Change in Control

The following table reflects the compensation and benefits that will be paid or provided to each of the named executive officers in the event a named executive officer’s employment is terminated under circumstances that qualify as a “separation from service” under United States Department of the Treasury Regulation 1-409A-1(h), for reasons other than cause, or the executive officer resigns with good reason, following a change in control of Granite (and based on the named executive officer’s current base salary and average incentive bonus for the past three years). Regardless of the manner in which a named executive officer’s employment terminates, the executive is entitled to receive amounts already earned during his term of employment, such as base salary earned through the date of termination and accrued vacation pay. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Applicable law prohibits FNB United or its subsidiaries from making payments to Granite’s directors, officers or employees with respect to any of the matters described below so long as FNB United, CommunityONE, Granite or Bank of Granite remain in a “troubled condition,” as such term is defined in the applicable regulations of the appropriate federal banking agency, or are subject to applicable restrictions under TARP.

Golden Parachute Compensation (1)

Name	Cash ($) (2)		Equity ($)	Pension NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Total ($)
R. Scott Anderson,	$716,648	(3)	$—	$—	$—	$—	$716,648
Chairman and Chief Executive Officer

D. Mark Stephens,	$332,482	(4)	$—	$—	$—	—	$332,482
Senior Vice President—Chief Information Officer and Operations Director, Bank of Granite

(1)	Amounts assume that the Merger closes and the executive officer is terminated on July 31, 2011.
(2)	Reflects the total amount of cash severance which would be owed to each individual if he was terminated under circumstances that qualify as a “separation from service” under United States Department of the Treasury Regulation 1-409A-1(h), for reasons other than cause, or the executive officer resigns with good reason within 36 months following the closing of the Merger (double trigger severance payments).
(3)	Represents three times Mr. Anderson’s annual base salary, or $675,000, plus $41,648, which equals three times the cost to Granite in its fiscal year immediately preceding the year in which the termination occurs of employee benefits.
(4)	Represents two times Mr. Stephens’s annual base salary, or $320,000, plus $12,482, which equals two times the cost to Granite in its fiscal year immediately preceding the year in which the termination occurs of employee benefits.

Regulatory Approvals

Federal Reserve

The Federal Reserve must approve the Merger before it can be completed. The application for approval of the Merger with the Federal Reserve was filed on August 8, 2011. In reviewing that application, the Federal Reserve must consider the following:

•

competitive factors, such as whether the Merger will result in a monopoly, whether it will substantially decrease competition, or whether the benefits of the Merger to the public in meeting the needs and convenience of the community clearly outweigh the Merger’s anticompetitive effects or restraints on trade; and

•	banking and community factors, which include an evaluation of:

•

the financial and managerial resources and future prospects of FNB United and of Granite, and the effect of the proposed transaction on these resources, including capital positions, internal control and risk management systems, and the competence, experience, and integrity of the officers, directors, and principal shareholders; and

•	the convenience and needs of the communities to be served;

•

supervisory factors, such as whether FNB United provides the Federal Reserve with adequate assurances that it will make available to the Federal Reserve such information on the operations or activities of itself or any of its affiliates as is appropriate to determine and enforce compliance with applicable federal banking laws;

•	whether FNB United and Granite are effective in combating money laundering activities; and

•	whether the proposed Merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

The Federal Reserve must also consider the views and recommendations of the NCCB.

If the application is approved in the normal course, FNB United and Granite must wait at least 15 days after the date of Federal Reserve approval before they may complete the Merger. During this waiting period, the United States Department of Justice may object to the Merger on antitrust grounds.

The application process requires publication of a notice in a local newspaper and opportunity for comment by the public. The Federal Reserve may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended. If the Federal Reserve finds that it must act immediately to prevent the probable failure of a bank, it may dispense with the notice requirement, provide approval on an expedited basis, and allow the transaction to be consummated immediately upon approval. FNB United has requested expedited treatment of the application in light of the financial condition of CommunityONE and Granite.

In connection with its efforts to strengthen its balance sheet, comply with the Orders, and obtain the required regulatory approval of the Recapitalization and the Merger by the Federal Reserve Board, FNB United has been considering and will continue to explore potential sales of assets consisting of classified loans and OREO. These assets could be sold to one or more third parties and may include one or more additional outside investors that are also acquiring FNB United common stock in the Recapitalization. The timing of such sales, if any, is uncertain but could occur concurrently with, and may become a required regulatory condition to, the Recapitalization. The financial impact of such sales on FNB United will not be known if and until precise terms are agreed upon.

The investments of Carlyle and Oak Hill Capital in FNB United are conditioned on, among other things, each investor’s receipt of determinations from the Federal Reserve that its investment will not result in control of FNB United, CommunityONE or Bank of Granite.

Another condition of the investments of Carlyle and Oak Hill Capital in FNB United is the reconstitution of the board of directors and the appointment of certain individuals as senior executive officers of FNB United. Any appointment of a new director or senior executive officer requires the non-objection of the Federal Reserve. FNB United has filed a notice for the appointment of the proposed new directors and senior executive officers in connection with the Federal Reserve Application. If the Federal Reserve does not disapprove the appointment before the end of the notice period, the appointment may be made.

The cancellation of the FNB United preferred stock held by the United States Department of the Treasury in exchange for the issuance of FNB United common stock to the United States Department of the Treasury requires Federal Reserve approval. FNB United has included its request for such cancellation and exchange in the Federal Reserve Application.

The redemption of the CommunityONE preferred stock held by SunTrust ultimately requires the approval of the Federal Reserve. The redemption requires the approval of FNB United, the holder of all the common stock of CommunityONE. Under the terms of certain junior subordinated debt that FNB United issued to a trust that issued trust preferred securities, FNB United may not provide such shareholder approval unless it makes scheduled interest payments on the junior subordinated debt. FNB United must obtain the prior written approval of the Federal Reserve to make such payments and it has requested such approval for the payments as part of the Federal Reserve Application.

Office of the Comptroller of the Currency

CommunityONE is required by the OCC to submit an acceptable capital restoration plan and a business plan for its operation after the Merger. CommunityONE filed a revised capital restoration plan and a business plan with the OCC on August 8, 2011. In addition, the appointment of new directors and senior executive officers for CommunityONE requires the non-objection of the OCC. CommunityONE has filed a notice for the appointment of the proposed new directors and senior executive officers in connection with its filing of the capital restoration plan and the business plan. If the OCC does not disapprove the appointment before the end of the notice period, the appointment may be made. The OCC must also approve CommunityONE’s settlement of its subordinated debt held by SunTrust and redemption of its preferred stock held by SunTrust. CommunityONE filed an application for these transactions with the OCC on August 8, 2011.

Other Regulatory Approvals

In connection with or as a result of the Merger, FNB United or Granite may be required, pursuant to other laws and regulations, either to notify or obtain the consent of other regulatory authorities and organizations to which such companies or subsidiaries of either or both of them may be subject. The new directors and senior executive officers of FNB United and CommunityONE have been proposed to serve at Granite, and the required notice for their appointment was filed on August 5, 2011. The FNB United common stock to be issued in exchange for Granite common stock in the Merger will be registered with the SEC. The transaction also will be registered with such state securities regulators as may be required.

Status and Effect of Approvals

To date, all regulatory applications and notices required to be filed prior to the Merger and the Recapitalization have been filed. Approvals of these applications are not assured, and if they are obtained, we may not be able to comply with any required conditions in respect of an approval, and there is no assurance that compliance or noncompliance with any such conditions would not have adverse consequences for the combined company after the Merger and the Recapitalization. Assuming regulatory approvals are received, FNB United and Granite contemplate that they will complete the Merger early in the fourth quarter of 2011.

We may not receive the requisite regulatory approvals for the Merger and the Recapitalization in a timely manner or obtain the approvals on satisfactory terms or in the absence of litigation challenging those approvals or otherwise. Similarly, the United States Department of Justice, any state attorney general or other regulatory authority may attempt to challenge the Merger on antitrust grounds or for other reasons. The Merger and the Recapitalization are conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the Merger and the Recapitalization.

We are not aware of any regulatory approvals that would be required for completion of the transactions contemplated by the Merger Agreement and the Recapitalization other than as described above. Should any other approvals be required, those approvals would be sought, but we cannot assure you that they will be obtained or that we would be able to comply with any conditions that might be imposed in respect of such approvals.

Restrictions on Sales of Shares of FNB United Common Stock Received in the Merger

Shares of FNB United common stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of FNB United common stock issued to any Granite stockholder who may be deemed to be an “affiliate” of FNB United after the completion of the Merger. This joint proxy statement/prospectus does not cover resales of FNB United common stock received by any person upon the completion of the Merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

No Appraisal Rights

Under Section 262 of the DGCL, the holders of Granite common stock do not have appraisal rights in connection with the Merger.

Under Article 13 of the North Carolina Business Corporation Act, the holders of FNB United common stock do not have dissenters’ rights in connection with the Merger.

Litigation Related to the Merger

FNB United and Granite are aware of one class action complaint relating to the Merger. On May 23, 2011, Robert Isser, a purported stockholder of Granite, filed a purported class action lawsuit in the Court of Chancery of the State of Delaware against Granite, Granite’s directors and FNB United challenging the Merger. The purported class action alleges that the directors of Granite have breached their fiduciary duties, including their duties of good faith, loyalty and due care, to the stockholders of Granite by engaging in self-dealing and obtaining for themselves personal benefits not shared equally by other Granite stockholders and by failing to take steps to maximize the value of Granite to its stockholders in a change of control transaction. The purported class action alleges that Granite and FNB United aided and abetted Granite’s directors’ alleged breaches of their fiduciary duties. The plaintiff seeks class action certification and injunctive relief preventing the defendants from consummating the Merger, or, to the extent already implemented, rescinding the Merger or granting plaintiff and the purported class rescissory damages. The plaintiff further seeks compensatory damages suffered as a result of the alleged wrongdoing as well as the costs and disbursements of the purported class action, including reasonable attorneys’ and experts’ fees. Granite, FNB United and the other defendants believe that the lawsuit is without merit and intend to defend the action vigorously.

Accounting Treatment of the Recapitalization and the Merger

ASC Topic 805 on Business Combinations requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the acquiror and the acquiree for accounting purposes. In a business combination effected through an exchange of equity interests, there are several factors in ASC Topic 805 that must also be considered to determine the acquiror. FNB United and Granite management considered these factors and determined that FNB United is the acquiror of Granite for accounting purposes. The total purchase price will be allocated to the identifiable assets acquired, including specific identifiable intangible assets, and liabilities assumed from Granite based on their fair values as of the date of the completion of the transaction. Any excess of the total purchase price over the estimated fair value will be allocated to goodwill. If the estimated fair value of the identifiable assets acquired, including specific identifiable intangible assets, and liabilities assumed from Granite exceeds the total purchase price, this excess will be recognized as a bargain purchase gain in earnings upon closing of the transaction and no goodwill will be recognized. Financial statements of FNB United issued after completion of the Recapitalization and the Merger will reflect Granite’s results of operations beginning on the date of completion of the Recapitalization and the

Merger, and will not be restated retroactively to reflect the historical financial position or results of operations of Granite. Following the completion of the Recapitalization and the Merger, the earnings of the combined company will reflect acquisition accounting adjustments (for example, additional amortization of identified intangibles and accretion of fair value adjustments to loans and deposits).

All unaudited pro forma condensed combined financial statements contained in this joint proxy statement/prospectus were prepared using the acquisition method of accounting. The final purchase price will be determined at the completion of the Recapitalization and the Merger. The final allocation of the purchase price will be determined after the Recapitalization and the Merger are completed and after completion of an analysis to determine the fair value of Granite’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be different from the unaudited pro forma adjustments.

In accordance with ASC Topic 350 on Intangibles—Goodwill and Other, goodwill resulting from the business combination, if any, will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). If management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Material United States Federal Income Tax Consequences of the Merger

The following general discussion sets forth certain material United States federal income tax consequences of the Merger to U.S. holders (as defined below) of Granite common stock that exchange their shares of Granite common stock for shares of FNB United common stock in the Merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code, the regulations promulgated under the Internal Revenue Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Granite stockholders that hold their shares of Granite common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Granite common stock subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	a holder of Granite common stock that received Granite common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Granite common stock that holds Granite common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

Determining the actual tax consequences of the Merger to you may be complex. They will depend on your specific situation. You should consult with your own tax advisor as to the tax consequences of the Merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Granite common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. The United States federal income tax consequences to a partner in an entity or arrangement treated as a partnership, for United States federal income tax purposes, that holds Granite common stock generally, will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Granite common stock should consult their own tax advisors.

The Merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a result, the Merger will result in the following federal income tax consequences: (i) no gain or loss will be recognized by holders of Granite common stock solely upon their receipt of FNB United common stock solely in exchange for Granite common stock in the Merger; (ii) the aggregate tax basis of the FNB United common stock received by Granite stockholders in the Merger will be the same as the aggregate tax basis of the Granite common stock surrendered in exchange therefor; (iii) the holding period of the FNB United common stock received in the Merger will include the period for which the Granite common stock surrendered in exchange therefor was held; and (iv) neither Granite, FNB United nor Merger Sub will recognize gain or loss solely as a result of the Merger. If a U.S. holder acquired different blocks of Granite common stock at different times or different prices, such U.S. holder must allocate its tax basis and holding period among the shares of FNB United common stock received in the Merger separately and pro rata to each such block of Granite common stock.

No ruling has been or will be obtained from the Internal Revenue Service in connection with the Merger. Consummation of the Merger is conditioned upon, among other things, receipt by FNB United of an opinion of Arnold & Porter LLP regarding the foregoing tax matters. Such opinions are not binding on the Internal Revenue Service or the courts. Granite stockholders should be aware that the Internal Revenue Service is not precluded from asserting an opinion contrary to the above statements, and, if such assertion were to be successful, FNB United common stock to be received in the Merger could be taxable to Granite stockholders.

This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. Holders are urged to consult their tax advisors with respect to the application of United States federal income tax laws to their particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

THE MERGER AGREEMENT

This section of this joint proxy statement/prospectus describes the material provisions of the Merger Agreement but does not describe all of the terms of the Merger Agreement and may not contain all of the information about the Merger Agreement that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. You are urged to read the full text of the Merger Agreement because it is the legal document that governs the Merger. The Merger Agreement and this summary are not intended to provide you with any other factual information about FNB United or Granite or their respective businesses.

The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement, as of a specific date, and may be subject to more recent developments. These representations were made solely for the benefit of the parties to the Merger Agreement and may be subject to important qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating risk between parties to the Merger Agreement rather than the purpose of establishing these matters as facts, and may apply standards of materiality in a way that is different than what may be viewed as material by stockholders. These representations do not survive the completion of the Merger. For the foregoing reasons, one should not rely on the representations, warranties and covenants or any descriptions of those provisions as characterizations of the actual state of facts or condition of FNB United or Granite or any of their respective subsidiaries or affiliates, but instead should read them only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy statement/prospectus.

Terms of the Merger

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, upon completion of the Merger, Merger Sub, a wholly owned subsidiary of FNB United, will merge with and into Granite, with Granite being the surviving corporation in the Merger and a wholly owned subsidiary of FNB United. Upon completion of the Merger, each share of Granite common stock that is issued and outstanding immediately prior to the completion of the Merger (except any shares of Granite common stock held by Granite, FNB United, Merger Sub or any of their respective wholly owned subsidiaries, other than shares owned in a fiduciary capacity or as a result of debts previously contracted, which will be cancelled upon completion of the Merger) will be converted into the right to receive 3.375 shares of FNB United common stock, which we refer to as the exchange ratio. If the number of shares of common stock of FNB United or Granite changes before the Merger is completed because of a stock split, stock dividend, extraordinary dividend, reclassification, split up, combination, exchange of shares, readjustment or other similar change in capitalization, then a proportionate adjustment will be made to the exchange ratio to provide the FNB United shareholders and Granite stockholders with the same economic effect as contemplated by the Merger Agreement prior to such event.

FNB United will not issue fractional shares of FNB United common stock in the Merger. Instead, FNB United will “round up” fractional shares to the nearest whole number such that FNB United shall issue to any Granite stockholder that otherwise would have received a fraction of a share of FNB United common stock one additional share of FNB United common stock.

Treatment of Granite Stock Options

Upon the completion of the Merger, each outstanding option to purchase shares of Granite common stock, whether or not exercisable, will be converted into an option to purchase FNB United common stock on the same terms and conditions applicable to the corresponding Granite stock option immediately prior to the completion of the Merger, except that (i) the number of shares of FNB United common stock subject to each such converted option will be equal to the product, rounded down to the nearest whole number of shares of FNB United common stock, of (a) the number of shares of Granite common stock subject to the corresponding Granite stock option and (b) the exchange ratio, and (ii) the per-share exercise price of the converted Granite stock option will equal the per-share exercise price applicable to the corresponding Granite stock option divided by the exchange ratio (rounded up to the nearest whole cent).

Exchange of Granite Stock Certificates

Promptly after the completion of the Merger, if you are a Granite stockholder, FNB United’s exchange agent will mail to you a letter of transmittal and instructions for use in surrendering your Granite stock (including any stock certificates if you hold shares in certificated form) for stock of FNB United. When you deliver your Granite stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Granite stock certificates will be cancelled.

Holders of Granite common stock will not receive physical stock certificates for FNB United common stock, unless a physical certificate is requested. Rather, they will receive statements indicating book-entry ownership of FNB United common stock.

Please do not submit your Granite stock certificates for exchange until you receive the transmittal instructions and letter of transmittal from the exchange agent.

If you own Granite common stock in book entry form or through a broker, bank or other holder of record, you will not need to obtain stock certificates to submit for exchange to the exchange agent. However, you or your broker or other nominee will need to follow the instructions provided by the exchange agent in order to properly surrender your Granite shares.

If you hold Granite stock certificates, you will not be entitled to receive any dividends or other distributions on FNB United common stock until the Merger is completed and you have surrendered your Granite stock certificates in exchange for FNB United common stock. If FNB United effects any dividend or other distribution on the FNB United common stock with a record date occurring after the time the Merger is completed and a payment date before the date you surrender your Granite stock certificates, you will receive the dividend or distribution, without interest, with respect to the whole shares of FNB United common stock issued to you after you surrender your Granite stock certificates and the shares of FNB United common stock are issued in exchange. If FNB United effects any dividend or other distribution on the FNB United common stock with a record date after the date on which the Merger is completed and a payment date after the date you surrender your Granite stock certificates, you will receive the dividend or distribution, without interest, on that payment date with respect to the whole shares of FNB United common stock issued to you.

If your certificate for Granite common stock has been lost, stolen or destroyed, the exchange agent will issue to you the consideration properly payable under the Merger Agreement upon receipt of an affidavit from you of that fact, and, if reasonably required by FNB United, your posting of a bond in such reasonable amount as FNB United may direct, as indemnification.

If a transfer of ownership of Granite common stock is not registered in Granite’s transfer records but a transferee is able to present to the exchange agent a certificate representing such stock (accompanied by all documents required to evidence and effect such transfer and evidence that any applicable stock transfer taxes have been paid), the exchange agent may issue to such transferee the proper number of shares of FNB United common stock receivable in the Merger and a check for any dividends or other distributions to which such transferee is entitled. After the completion of the Merger, Granite will not register any transfers of its common stock on its stock transfer books.

Closing and Conditions to Closing of the Merger

The Merger will become effective when the certificate of merger is filed with the Secretary of State of the State of Delaware. However, we may agree to a later time for completion of the Merger and specify that time in accordance with the DGCL. In the Merger Agreement, we have agreed to cause the closing of the Merger to occur no later than the first business day following the fifteenth day after the satisfaction or waiver of the conditions specified in the Merger Agreement or on a mutually agreed later date. Under the terms of the Merger Agreement, either party may terminate the Merger Agreement if the closing of the Merger has not occurred by October 31, 2011. It currently is anticipated that the closing of the Merger will occur early in the fourth quarter of 2011, subject to the receipt of regulatory approvals and the satisfaction or waiver of the closing conditions, as described below, but we cannot guarantee when or if the Merger will be completed.

Granite and FNB United’s respective obligations to complete the Merger are subject to the fulfillment or waiver of certain conditions, including:

•	the adoption of the Merger Agreement and the approval of the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Granite common stock entitled to vote thereon;

•

the approval of the amendments to FNB United’s articles of incorporation necessary to complete the Recapitalization and the Merger and the issuance of the shares of FNB United common stock in the Merger by the affirmative vote of a majority of the votes cast on such proposals;

•

the receipt of all regulatory approvals and the expiration of all related statutory waiting periods necessary to complete the Merger without the imposition of either any conditions, restrictions or requirements that FNB United’s board of directors reasonably determines would have a material adverse effect or be unduly burdensome;

•

the absence of any statute, rule, regulation, judgment, decree, injunction or other order enacted, issued, promulgated, enforced or entered by any governmental authority, which is in effect and prohibits completion of the Merger or the other transactions contemplated by the Merger Agreement;

•

the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part with respect to the FNB United common stock to be issued in the Merger under the Securities Act, and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	the approval for listing on Nasdaq of the FNB United common stock to be issued in the Merger;

•

receipt by FNB United of an opinion of its legal counsel as of the date of the Merger to the effect that, for federal income tax purposes, the Merger will constitute a reorganization or be treated as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that the exchange of Granite common stock for FNB United common stock will not give rise to the recognition of a gain or loss to Granite stockholders for federal income tax purposes; and

•	the completion of the investment in FNB United of an aggregate of at least $310 million in gross cash proceeds by the investors.

Granite’s obligation to complete the Merger is also separately subject to the satisfaction or waiver of the following conditions:

•

the United States Department of the Treasury’s exchange of the FNB United preferred stock it purchased as part of FNB United’s participation in TARP for FNB United common stock having an aggregate value (valuing the FNB United common stock at $0.16 per share) no greater than 25% of the preferred stock’s aggregate liquidation value of $51.5 million, plus 100% of accrued and unpaid dividends as of the completion of the Merger, or otherwise on terms and conditions satisfactory to Granite;

•	the amendment of the TARP Warrant to reduce the exercise price to at least $0.16 per share;

•

the settlement by CommunityONE of its $2.5 million outstanding principal amount of subordinated debt held by SunTrust for no greater than 35% of its face value, plus 100% of accrued and unpaid interest as of the effective time of the Merger;

•

the redemption by CommunityONE of its preferred stock held by SunTrust for no greater than 25% of its $12.5 million aggregate liquidation value, plus 100% of accrued and unpaid dividends as of the effective time of the Merger;

•

the absence of material changes to Section 382 or 383 of the Internal Revenue Code and the absence of any administrative pronouncement or federal court decision directly interpreting Section 382 or 383 or the regulations thereunder, which would cause the net operating loss carryforwards, unrealized built-in losses, tax credits or capital loss carryforwards of FNB United and any of its affiliates (other than Granite and its subsidiaries) to become subject to limitation under Section 382 or 383 of the Internal Revenue Code;

•

the delivery to the anchor investors of an opinion by KPMG LLP to the effect that the Merger and the investments in FNB United by the investors should not cause an “ownership change” within the meaning of Section 382 of the Internal Revenue Code for purposes of the net operating loss carryforwards of FNB United; and

•

an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, must not have occurred and will not occur with respect to FNB United as a result of the Merger and the investments in FNB United by the investors; and

•

FNB United’s representations and warranties in the Merger Agreement being true and correct, subject to the materiality standard contained in the Merger Agreement, and the performance by FNB United, in all material respects, of all of its obligations under the Merger Agreement.

FNB United’s obligation to complete the Merger is also separately subject to the satisfaction or waiver of the following conditions:

•

the possession by Granite of at least $215 million in cash and cash due from banks, deposits in other banks, overnight funds sold and due from the Federal Reserve, and securities available for sale that have not been pledged and for which a liquid market and price quotations are immediately available through a major securities dealer;

•	the possession by Granite of at least $700 million in non-brokered deposits (including money market, demand, checking, savings and transactional accounts and certificates of deposits);

•	the existence on Granite’s balance sheet of no more than $79 million of non-performing assets; and

•

Granite’s representations and warranties in the Merger Agreement being true and correct, subject to the materiality standard contained in the Merger Agreement, and the performance by Granite, in all material respects, of all of its obligations under the Merger Agreement.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of each of FNB United and Granite, including representations and warranties related to the following:

•	corporate matters, including due organization and qualification and the disclosure of subsidiaries;

•	capitalization;

•	power and authority to execute, deliver and perform its obligations under the Merger Agreement;

•

the absence of conflicts with, or violations of, (a) organizational documents, (b) applicable law or (c) indentures, notes, or other instruments or agreements, in each case as a result of the Merger or entry into the Merger Agreement;

•	required government filings and consents;

•	legal proceedings;

•	financial statements and regulatory reports;

•	internal controls and off-balance sheet arrangements;

•	risk management instruments;

•	absence of undisclosed liabilities;

•	compliance with legal, regulatory, contractual and other applicable requirements in connection with its mortgage banking business;

•	compliance with bank secrecy, anti-money laundering and customer privacy and information protection laws;

•	absence of kickbacks, bribes and other types of illegal payments;

•	conduct of business since December 31, 2010 in the ordinary course and absence of any changes that have had or would be expected to have a material adverse effect;

•	compliance with applicable laws;

•	agreements with regulatory agencies;

•	material contracts;

•	insurance;

•	real and personal property and leases;

•	intellectual property;

•	employee matters, including employee benefit plans;

•	environmental matters;

•	tax matters;

•	labor matters;

•	brokers and finders;

•	loan portfolio matters;

•	lack of status as an investment company;

•	affiliate transactions;

•	the inapplicability of state takeover laws;

•	lack of knowledge of any reason the required governmental consents would not be obtained; and

•	compliance of allowance for loan and lease losses with internal and FASB accounting standards.

The Merger Agreement also contains representations and warranties made by FNB United to Granite relating to the following:

•	FNB United’s tax benefits preservation plan; and

•	FNB United’s possession of a sufficient number of authorized but unissued shares to fulfill its obligations with respect to the Merger Agreement.

The Merger Agreement also contains a representation made by Granite to FNB United related to Granite’s receipt of a fairness opinion.

Conduct of Business before Completion of the Merger

Granite has agreed that, prior to the completion of the Merger, except with FNB United’s prior written consent or as contemplated by the Merger Agreement or as required by law, Granite will not, and will not permit any of its subsidiaries to:

•

conduct business other than in the ordinary and usual course or fail to use commercially reasonable efforts to preserve intact its business, organization, goodwill and assets and maintain their rights, franchises and existing relationships with customers, suppliers, employees and business associates, or voluntarily take any action which has or is reasonably likely to have an adverse effect upon Granite’s ability to perform any of its material obligations under the Merger Agreement;

•	enter into any new line of business or change lending, investment, underwriting or other banking and operating policies, except as required by applicable law or governmental authority;

•

issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any capital stock or any securities convertible into voting securities or convertible or exchangeable securities, other than in connection with the exercise of any stock options outstanding as of the date of the Merger Agreement;

•	declare or pay any dividend or redeem, purchase, adjust, split, combine, reclassify or otherwise acquire any shares of its capital stock;

•

terminate, enter into, amend, modify, renew or grant any waiver or consent under any employment, offer, consulting, severance, change in control or similar contract, agreement or arrangement with any director, officer, employee or consultant (other than, with respect to non-executive officers, employees or consultants, in the ordinary course of business), or make, grant or promise any bonus or any wage, salary or compensation increase to any director, officer, employee, sales representative or consultant (other than, with respect to non-executive officers, employees, sales representatives or consultants, in the ordinary course of business);

•

terminate, enter into, establish, adopt, amend, modify, make new grants or awards under, renew or grant any waiver or consent under any employee benefit, incentive or welfare arrangement; or amend the terms of any outstanding equity-based award; or take any action to accelerate the vesting, exercisability or payment of any equity awards or other compensation or benefits;

•	add any new participants to any non-qualified retirement plans (other than, with respect to non-executive officers, employees or consultants, in the ordinary course of business);

•

sell, transfer, lease or otherwise encumber or dispose of any of its assets or deposits, except sales of loans in the ordinary course of business consistent with past practice and in an aggregate amount of no more than $75 million;

•

acquire (other than by way of foreclosures or acquisitions of control in a fiduciary capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice) all or any portion of the assets or deposits of any other entity;

•	amend its certificate of incorporation or bylaws (or similar governing documents);

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles;

•	except in the ordinary course of business consistent with past practice, enter into or terminate any material contract or amend or modify in any material respect any such material contract;

•

except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not create precedent for any other material claim, action or proceeding and that involves solely money damages in an amount less than $100,000 for any claim, or $250,000 in the aggregate;

•	take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties in the Merger Agreement becoming untrue in any material respect, (b) any of the conditions to the Merger not being satisfied or (c) a material violation of any provision of the Merger Agreement;

•

except as required by law or a regulatory authority, (a) implement any material change in its interest rate risk management and other risk management practices, (b) fail to follow its existing practices with respect to managing its exposure to interest rate and other risk, or (c) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk and other risk;

•	incur any indebtedness or assume or otherwise become responsible for the obligations of any other person, other than in the ordinary course of business;

•	make or commit to any capital expenditure of more than $25,000 for any item or project, or $100,000 in the aggregate for any related items or projects;

•	close or relocate any offices at which business is conducted or open any new offices or ATMs;

•

fail to prepare and file or cause to be prepared and filed in a manner consistent with past practice all tax returns that are required to be filed on or before the effective time of the Merger; make, change or revoke any material election (including any accounting method) in respect of taxes, enter into any material closing agreement, settle any material claim or assessment in respect of taxes or offer or agree to do any of the foregoing or surrender rights to do any of the foregoing or to claim any refund in respect of taxes; file an amended tax return or fail to maintain books and records in accordance with past custom and practice; or incur any material tax liability outside of the ordinary course of business; or consent to any extension or waiver of any statute of limitations with respect to any tax claim; or

•	agree or commit to do any of the foregoing.

FNB United has agreed that, prior to the completion of the Merger, except with Granite’s prior written consent or as contemplated by the Merger Agreement or as required by law, FNB United will not, and will not permit any of its subsidiaries to:

•

conduct business other than in the ordinary and usual course or fail to use commercially reasonable efforts to preserve intact its business, organization, goodwill and assets and maintain their rights, franchises and existing relationships with customers, suppliers, employees and business associates, or voluntarily take any action which has or is reasonably likely to have an adverse effect upon FNB United’s ability to perform any of its material obligations under the Merger Agreement;

•	enter into any new line of business or change lending, investment, underwriting or other banking and operating policies, except as required by applicable law or governmental authority;

•	take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties becoming untrue in any material respect, (b) any of the conditions to the Merger not being satisfied or (c) a material violation of any provision of the Merger Agreement;

•

issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any capital stock or any securities convertible into voting securities or convertible or exchangeable securities, other than in connection with the exercise of any stock options outstanding as of the date of the Merger Agreement;

•	declare or pay any dividend or redeem, purchase, adjust, split, combine, reclassify or otherwise acquire any shares of its capital stock;

•

sell, transfer, lease or otherwise encumber or dispose of any of its assets or deposits, except sales of loans in the ordinary course of business consistent with past practice and in an aggregate amount of no more than $150 million;

•

other than in the ordinary course of business, acquire (other than by way of foreclosures or acquisitions of control in a fiduciary capacity or in satisfaction of debts previously contracted in good faith) all or any portion of the assets or deposits of any other entity;

•	amend its articles of incorporation or bylaws (or similar governing documents); or

•	agree or commit to do any of the foregoing.

Restrictions on Granite’s Ability to Solicit Other Offers

Granite’s ability under the Merger Agreement to solicit other acquisition proposals depends on whether FNB United has entered into definitive Subscription Agreements that, together with the amounts to be invested by the anchor investors pursuant to the Investment Agreements, represents the $310 million it seeks to raise from investors. As of August 4, 2011, FNB United had satisfied this requirement. As a result, this section does not discuss the ability Granite had prior to such date to solicit other acquisition proposals.

Granite has agreed that it, its subsidiaries, its directors and officers and the directors and officers of its subsidiaries will not, and Granite will use reasonable best efforts to cause its and each of its subsidiaries’ employees and agents not to, directly or indirectly:

•	initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any alternative acquisition proposal;

•	furnish information or access to any person or entity that has made an alternative acquisition proposal; or

•	engage in any discussions or negotiations with any person or entity concerning an alternative acquisition proposal.

However, prior to obtaining the required vote of Granite’s stockholders to adopt the Merger Agreement, Granite may, directly or through its representatives, furnish information and access to and engage in discussions and negotiations with any person or entity that has made an acquisition proposal to Granite’s board of directors if:

•

the acquisition proposal did not result from a breach of Granite’s agreements not to solicit other offers or furnish information or access to or engage in any discussions or negotiations with any person or entity regarding an alternative acquisition proposal, as described above;

•

Granite’s board of directors, after consultation with Granite’s outside legal counsel and financial advisors, determines in good faith that the acquisition proposal constitutes, or is reasonably likely to lead to, a proposal that Granite’s board of directors determines in good faith (after consultation with its financial and legal advisors) is more favorable to Granite and its stockholders than the transactions contemplated by the Merger Agreement and is, in the reasonable judgment of Granite’s board of directors, reasonably capable of being completed on its stated terms, taking into account all financial, regulatory, legal and other aspects of the proposal;

•

Granite receives from such person or entity an executed confidentiality agreement containing terms no less favorable to Granite and at least as restrictive with respect to such person or entity as the terms contained in Granite’s confidentiality agreement with FNB United; and

•	Granite concurrently provides FNB United with any information provided to such person or entity that was not previously provided to FNB United.

Furthermore, Granite must use its reasonable best efforts to enforce any existing confidentiality or standstill agreements and must immediately terminate any approval given prior to the triggering point which authorized any person or entity to make an acquisition proposal. Granite must also cease any discussions or negotiations with any persons or entities, other than FNB United, and must use commercially reasonable efforts to cause persons or entities, other than FNB United, that have been provided with confidential information in connection with an acquisition proposal since August 4, 2010 to promptly return or destroy such information.

Board Recommendations

Under the Merger Agreement, the FNB United board of directors has agreed to recommend that FNB United shareholders vote in favor of the share issuance proposal relating to the Merger, which is referred to as the FNB United board of directors recommendation.

The Granite board of directors has agreed to recommend that Granite stockholders vote in favor of the Merger proposal, which is referred to as the Granite board of directors recommendation. Subject to the provisions described below, the Merger Agreement provides that the Granite board of directors will not:

•

fail to make, withdraw, modify, qualify or place any condition on, in any manner adverse to FNB United, the approval and adoption of the Merger Agreement and the Merger, or the Granite board recommendation; or

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any alternative acquisition proposal.

Each of the foregoing actions is referred to as a recommendation change.

Notwithstanding these restrictions, prior to the date of the Granite stockholders meeting, the Granite board of directors may make a recommendation change if it concludes in good faith (and based on the advice of its outside legal advisors) that the failure to do so would cause it to violate its fiduciary duties under applicable law. However, prior to making any such recommendation change:

•

Granite must have complied with its obligations not to solicit alternative acquisition proposals and ceased furnishing information to and having discussions or negotiations with any persons or entities, other than FNB United, and used commercially reasonable efforts to cause persons or entities, other than FNB United, that have been provided with confidential information in connection with an acquisition proposal since August 4, 2010 to promptly return or destroy such information;

•

Granite must have provided FNB United written notice of the intention of the Granite board of directors to change its recommendation, with such notice specifying the material terms and conditions of the alternative acquisition proposal, including the identity of the person or entity making the alternative acquisition proposal; and

•

Granite must have provided FNB United with a copy of all material documents relating to the alternative acquisition proposal and a copy of all information provided to such person or entity that had not previously been provided to FNB United.

If, after receipt of Granite’s notice of its intention to make a recommendation change, FNB United proposes to revise the terms of the Merger Agreement (or make another proposal), Granite must negotiate in good faith with FNB United for five business days after Granite’s delivery of the notice. If Granite’s board of directors nevertheless determines in good faith, after considering the results of such negotiations, that the alternative acquisition proposal constitutes a superior proposal, then Granite may effect a recommendation change.

The term “superior proposal” means a bona fide written proposal that:

•

relates to (a) the issuance by Granite of securities representing a majority of its outstanding voting securities (including upon the conversion, exercise or exchange of securities convertible into or exercisable or exchangeable for such voting securities) or (b) the acquisition by any person of either a majority of the outstanding Granite Stock, by tender or exchange offer, merger or otherwise, or all or substantially all of the consolidated total assets of Granite;

•

is otherwise on terms that the Granite board of directors determines in good faith, after consultation with Granite’s financial and legal advisors and taking into account all the terms and conditions of such proposal and the Merger Agreement, are more favorable to Granite and its stockholders than the transactions contemplated by the Merger Agreement; and

•

is, in the reasonable judgment of the Granite board of directors, reasonably capable of being completed on its stated terms, taking into account all financial, regulatory, legal and other aspects of such inquiry, proposal or offer.

The Merger Agreement provides that the above-described restrictions on Granite do not prohibit it or its board of directors from taking and disclosing to its stockholders any position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act if Granite’s board of directors (after consultation with its legal advisors) determines in good faith that its failure to disclose such position would be inconsistent with its fiduciary duties. However, any such disclosure that relates to an alternative acquisition proposal will be deemed a recommendation change, and would be subject to the restrictions described in the preceding three paragraphs, unless Granite’s board of directors reaffirms its recommendation to Granite’s stockholders to approve and adopt the Merger Agreement in such disclosure.

Efforts to Obtain Required Stockholder Approval

Each of FNB United and Granite has agreed, as promptly as reasonably practicable after the date the registration statement of which this joint proxy/prospectus is a part is declared effective, to take all lawful action to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the required approval of its stockholders. Subject to the fiduciary duties of the Granite board of directors and its ability to make a recommendation change as described above, the Merger Agreement requires Granite to take all lawful action to solicit from its stockholders proxies in favor of the adoption of the Merger Agreement and the approval of the Merger and to take all other action necessary or advisable to secure the required Granite stockholder approval. Subject to the fiduciary duties of the FNB United board of directors, the Merger Agreement requires FNB United to take all action that is both lawful and commercially reasonable to solicit from its shareholders proxies in favor of the issuance of shares of FNB United common stock in the Merger. Granite’s obligation to hold a stockholders’ meeting will not be affected by (i) the commencement, public proposal, public disclosure or communication of any alternative acquisition proposal with respect to it or (ii) any recommendation change by its board of directors.

Agreement to Take Further Action and to Use Reasonable Best Efforts

The Merger Agreement requires each of FNB United and Granite to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit completion of the Merger as promptly as practicable and otherwise to enable completion of the transactions contemplated by the Merger Agreement, including the satisfaction of the conditions to closing, and each of FNB United and Granite is required to cooperate fully with each other to that end.

In connection with the foregoing, each of FNB United and Granite has agreed to cooperate and to use its reasonable best efforts to obtain all regulatory approvals required to complete the Merger and the other transactions contemplated by the Merger Agreement. With respect to FNB United, these approvals include approval from the Federal Reserve and the Office of the Comptroller of the Currency, among others. With respect to Granite, these approvals include approvals from the Federal Reserve and the FDIC, among others. FNB United and Granite have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals. There can be no assurances that such approvals will be received on a timely basis, or as to our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals.

Employee Benefits Matters

The Merger Agreement provides that all employees of Granite and its subsidiaries immediately prior to the completion of the Merger shall be employed by FNB United or its subsidiaries immediately following the completion of the Merger. However, neither FNB United nor any of its subsidiaries is required to continue to employ any employee of Granite for any period of time following the completion of the Merger and the Merger Agreement does not limit FNB United’s ability to revise, amend or terminate any Granite or FNB United employee benefit plan, program or policy at any time. After the completion of the Merger, each employee of Granite or a Granite subsidiary who becomes an employee of FNB United or any its subsidiaries upon the completion of the Merger and whose employment with FNB United or any of its subsidiaries is terminated by FNB United or its subsidiary without cause within six months following the Merger will receive severance pay in an amount equal to his or her base salary for two weeks times the number of full years of his or her service (taking into account service with Granite and its subsidiaries), with minimum severance of two months of base salary and maximum severance of twelve months of base salary, subject to any limitations imposed by applicable laws or by any regulatory authority; provided, that (i) such severance will be payable only in the event of a termination of employment without cause that constitutes an “involuntary separation from service” within the meaning of United States Department of the Treasury Regulation Section 1.409A-1(n) and (ii) in no event will the amount of severance payable exceed the maximum amount calculated under the “two times” rule of United States Department of the Treasury Regulation Section 1.409A-1(b)(9)(iii). The severance amounts may be payable in a lump sum or according to FNB United’s standard payroll policies, as determined by FNB United in its sole discretion. Applicable law will prohibit FNB United or its subsidiaries from making any of these severance payments so long at FNB United, CommunityONE, Granite or Bank of Granite remain in a “troubled condition,” as such term is defined in the applicable regulations of the appropriate federal banking agency. Moreover, employees of Granite or any of its subsidiaries are not third party beneficiaries of the Merger Agreement and therefore may not directly enforce the provisions of the Merger Agreement that are summarized above in this section.

Other Covenants and Agreements

Access to Information; Confidentiality

Until the completion of the Merger, each of FNB United and Granite will afford the other party and its representatives reasonable access on reasonable notice to all its respective properties, books, contracts, commitments, records, properties, personnel and such other information as may be reasonably requested. Each of FNB United and Granite will keep confidential any nonpublic information and not use such information for any purpose unrelated to the completion of the Merger.

Press Releases

Neither FNB United nor Granite will, without the prior approval of the other, which neither may unreasonably withhold, issue any press release or written statement for general circulation relating to the transactions contemplated by the Merger Agreement, except as required by applicable law or regulation or Nasdaq rules.

State Takeover Laws

Neither FNB United nor Granite will take any action that would cause the Merger to be subject to the requirements imposed by any state takeover law, and each of them will take all reasonable steps within its control to exempt the Merger from any applicable state takeover law.

Nasdaq Qualification

FNB United is required under the Merger Agreement to use its reasonable best efforts to cause the shares of FNB United common stock to be issued in the Merger to be approved for listing on Nasdaq before the completion of the Merger.

Indemnification of Granite Directors, Officers and Employees

FNB United will assume for a period of six years following completion of the Merger all rights to indemnification and limitations on liability with respect to matters occurring prior to the completion of the Merger existing when the parties executed the Merger Agreement in favor of the directors, officers and employees of Granite and its subsidiaries as provided in their respective articles of incorporation, bylaws or similar governing documents. If, following completion of the Merger, FNB United or any of its successors or assigns consolidates or merges into any other third party and is not the continuing or surviving corporation of such consolidation or merger, or transfers all or substantially all of its properties or assets to any third party, then FNB United is required to cause the continuing or surviving corporation or transferee of assets to assume all of the applicable obligations described above.

Certain Tax Matters

Each of FNB United and Granite has agreed not to take any action that would adversely affect the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and to take any action as may be reasonably taken to reverse the impact of any past actions that adversely impact the qualification of the Merger as such a “reorganization.”

Granite Insurance Policies

Granite is required to maintain in effect through the completion of the Merger each of its material insurance policies, or renew or replace such policies with a substantially similar policy with terms no less favorable in the aggregate than the existing insurance policies.

Certain Granite Policies

Prior to the completion of the Merger and to the extent permitted by applicable law, in the event that Granite has obtained the requisite approval of the Granite stockholders and FNB United irrevocably (i) acknowledges in writing to Granite that all conditions to its obligation to complete the Merger have been satisfied and (ii) waives in writing any and all rights that it may have to terminate the Merger Agreement, Granite is required to modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis consistent with those of FNB United.

Termination and Termination Fee

The Merger Agreement can be terminated at any time prior to completion by mutual written consent of both FNB United and Granite, or by either party upon written notice to the other party in the following circumstances:

•

if the Merger has not been completed by October 31, 2011, upon the approval of a majority of the members of such party’s entire board of directors, unless the failure to complete the Merger by that date is due to the knowing action or inaction by the party seeking to terminate the Merger Agreement;

•

if the approval of any governmental authority required for completion of the Merger and the other transactions contemplated by the Merger Agreement is denied by final nonappealable action or if a governmental authority requests that an application for such approval be permanently withdrawn;

•	if Granite’s stockholders fail to adopt the Merger Agreement at the special meeting;

•

if FNB United’s shareholders fail to approve the amendment to FNB United’s articles of incorporation to increase the number of shares of FNB United common stock authorized for issuance, and thereby permit the issuance of FNB United common stock, and the issuance of the FNB United common stock as required to complete the Merger;

•

if the other party is in breach of its representations, warranties, covenants or agreements set forth in the Merger Agreement and the breach would prevent satisfaction by the other party of the relevant closing condition and the breach, if curable, is not cured within 30 days after written notice of the breach (and the terminating party is not then in material breach of any representation, warranty, covenant or agreement); or

•	if either of the Investment Agreements with Carlyle or Oak Hill Capital for the purchase of $79 million of FNB United common stock is terminated.

FNB United may terminate the Merger Agreement if:

•	Granite’s board of directors fails to make the Granite board recommendation or makes a recommendation change;

•

Granite breaches or fails to perform its obligations concerning soliciting alternative transaction proposals described under “The Merger Agreement—Restrictions on Granite’s Ability to Solicit Other Offers,” beginning on page 91, in any respect adverse to FNB United;

•	Granite fails to call, give notice of, convene and hold the meeting of its stockholders to obtain the adoption and approval of the Merger Agreement; or

•

a third party commences a tender offer or exchange offer for 20% or more of the outstanding shares of Granite common stock and Granite’s board of directors recommends that its stockholders tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer within 10 business days.

Granite may be required to pay FNB United a $450,000 termination fee if FNB United terminates the Merger Agreement pursuant to its rights as described in the immediately preceding paragraph, or if all of the following occur:

•

any person or entity has made an alternative transaction proposal with respect to a merger with Granite or the sale of 50% of its capital stock or 10% of its assets, which proposal has been publicly disclosed and not withdrawn, or any person or entity has publicly announced an intention to make such an alternative transaction proposal;

•

the Merger Agreement is terminated as a result of (i) a failure to complete the Merger by October 31, 2011 without the approval of Granite’s stockholders to adopt the Merger Agreement having been obtained, or (ii) a failure to obtain the approval of Granite’s stockholders to adopt the Merger Agreement; and

•

within one year following such termination, Granite enters into a definitive agreement with respect to or consummates an alternative transaction proposal with the person or entity making the alternative transaction proposal referred to above.

Granite will in no event be required to pay the termination fee on more than one occasion.

If the Merger Agreement is terminated, no party will have any liability or further obligation to any other party except that (i) Granite may be required to pay a termination fee as discussed in the preceding paragraph, and (ii) a party whose breach of the Merger Agreement gave rise to the termination will retain liability for damages arising from such breach. In addition, designated provisions of the Merger Agreement, including those related to fees and expenses, and the confidential treatment of information, will survive the termination.

Alternative Structures

FNB United may change the method of effecting the Merger as long as such change does not (i) alter or change the amount or kind of consideration to be issued to the Granite stockholders; (ii) adversely affect the tax treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; or (iii) materially impede or delay the completion of the Merger.

Waiver and Amendment

Subject to applicable law, prior to the completion of the Merger, the parties may amend the Merger Agreement by written agreement, except when doing so would require resubmission of the Merger Agreement to the stockholders of Granite. Furthermore, any provision of the Merger Agreement may be waived by the party benefited by the provision.

Payment of Expenses Relating to the Merger

In general, each of FNB United and Granite will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement except with respect to the termination fee described under “The Merger Agreement––Termination and Termination Fee,” beginning on page 95. However, the costs and expenses of printing and mailing this joint proxy statement/prospectus, as well as any filing and other fees paid to the SEC in connection with the Merger, will be shared equally by FNB United and Granite.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware.

Specific Performance

FNB United and Granite have agreed that they are each entitled to enforce specifically the terms and provisions of the Merger Agreement, this being in addition to any other remedy to which the parties are entitled at law or in equity.

RECAPITALIZATION AGREEMENTS

This section of this joint proxy statement/prospectus describes certain material provisions of the Investment Agreements with the anchor investors and the Subscription Agreements with the additional investors, but does not describe all of the terms of such agreements and may not contain all of the information about such agreements that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Investment Agreements and the forms of Subscription Agreements, which are attached as Annexes B, C, D and E to this joint proxy statement/prospectus and incorporated by reference herein. You are urged to read the full text of such agreements. None of the summary, Investment Agreements or Subscription Agreements are intended to provide you with any other factual information about FNB United or its business or the investors.

Investment Agreements with Anchor Investors

General

Contemporaneously with its entry into the Merger Agreement, FNB United entered into separate investment agreements with each of Carlyle Financial Services Harbor, L.P., an affiliate of The Carlyle Group, and Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P., affiliates of Oak Hill Capital Partners, which investment agreements, as amended, are referred to herein as the “Investment Agreements.” Under the Investment Agreements, each of Carlyle and Oak Hill Capital has committed to purchase 493,750,000 shares of FNB United’s common stock at a cash purchase price of $0.16 per share, each for an aggregate purchase price of $79 million (the “Investments”), subject to the terms and conditions contained in the Investment Agreements. The Investment Agreements are substantially the same.

Closing and Closing Conditions

Subject to the satisfaction or waiver of the conditions to the parties’ obligations to complete the Investments, the closing of the Investments contemplated by the Investment Agreements will occur as soon as practicable, but not later than the second business day after the satisfaction or waiver of the conditions to closing, provided that FNB United provides the investors with at least ten days’ notice of the closing date, or such other date upon which FNB United and the anchor investors agree.

The respective obligations of FNB United and each of the anchor investors to complete the investments are subject to the fulfillment or waiver of certain conditions, including:

•

the absence of any law, statute, rule, regulation, judgment, decree, injunction or other order enacted, issued, promulgated, enforced or entered by any governmental authority, that has the effect of prohibiting or restricting such anchor investor from owning or voting any FNB United common stock to be purchased under an Investment Agreement or prohibiting the Merger;

•	the receipt of all required governmental consents or approvals and the expiration of all related statutory waiting periods necessary to complete the Investments or the Merger;

•

the approval by the holders of FNB United common stock of amendments to FNB United’s articles of incorporation necessary to complete the Recapitalization and the Merger and the issuance of the shares of FNB United common stock in the Merger and pursuant to the Investment Agreements; and

•

other than the representations and warranties of FNB United described below in the description of the conditions to the investors’ obligations to close, the truth and correctness (without regard to any “material adverse effect” or other materiality qualifications) as of the date made and as of the closing date (other than representations and warranties made as of a specific date, which must be true and correct as of such date) of the representations and warranties of the other party, except where the failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties.

Each anchor investor’s obligation to complete its Investment is also separately subject to the satisfaction or waiver of the following conditions:

•

the truth and correctness as of the date made and as of the closing date of the representations and warranties of FNB United relating to its organization and authority, capitalization, absence of conflicts with governance documents, required approvals, required government consents, absence of a material adverse effect, ability to use net operating loss carryforwards, obligations to brokers, valid issuance and FNB United’s tax benefits preservation plan;

•	the prior performance by FNB United, in all material respects, of all of its obligations under the agreements relating to the Merger and the Recapitalization;

•	the prior performance by FNB United, in all material respects, of all of its material obligations under the Merger Agreement;

•	receipt of a certificate executed by a senior executive officer of FNB United as to the satisfaction of the conditions described in the preceding three bullets.

•

receipt by the anchor investors of written confirmation from applicable federal and North Carolina banking regulators that their purchase of FNB United common stock as contemplated by the Investment Agreements will not cause the anchor investors to be deemed to be a bank holding company and thereby become subject to certain federal and North Carolina laws;

•

the absence of any action taken or current or new law becoming applicable to FNB United, the anchor investors or the Investments which imposes any restriction or condition on FNB United or the anchor investors which an anchor investor determines is materially and unreasonably burdensome or would reduce the economic benefits of the investments to such anchor investor to such a degree that such anchor investor would not have entered into the applicable Investment Agreement had such condition or restriction been known to it on the date it entered into the Investment Agreement;

•	the possession by FNB United on a consolidated basis as of the closing date (after giving effect to the Merger and the other contemplated transactions) of:

•

at least $435 million in cash and cash due from banks, deposits in other banks, overnight funds sold and due from the Federal Reserve, and securities available for sale that have not been pledged and for which a liquid market and price quotations are immediately available through a major securities dealer;

•	at least $2.05 billion in non-brokered deposits (including money market, demand, checking, savings and transactional accounts and certificates of deposits); and

•	not more than $425 million in nonperforming assets;

•	the satisfaction of all of the conditions to the closing under the Merger Agreement;

•

the FNB United board of directors’ consisting of eleven members, including John Bresnan, Scott Kauffman, Jerry R. Licari, Austin Adams, Louis A. “Jerry” Schmitt, J. Chandler Martin, Brian E. Simpson, Robert L. Reid and two directors of FNB United and one director of Granite as of the date of the Investment Agreements;

•	FNB United’s having entered into employment agreements with Brian E. Simpson, Robert L. Reid and David L. Nielsen;

•	the absence of any material adverse effect with respect to FNB United;

•	the approval for listing on Nasdaq of the FNB United common stock to be issued pursuant to the Investment Agreements;

•	FNB United’s receipt of gross proceeds from the investors of an aggregate of not less than $310 million;

•

the United States Department of the Treasury’s exchange of the FNB United preferred stock it purchased as part of FNB United’s participation in TARP for FNB United common stock having an aggregate value (valuing the FNB United common stock at $0.16 per share) no greater than 25% of the preferred stock’s aggregate liquidation value of $51.5 million, plus 100% of accrued and unpaid dividends as of the date of completion of the investment, or otherwise on terms and conditions satisfactory to the anchor investors;

•	the amendment of the TARP Warrant to reduce the exercise price to no less than $0.16 per share;

•

the settlement by CommunityONE of its $2.5 million outstanding principal amount of subordinated debt held by SunTrust for no greater than 35% of its face value, plus 100% of accrued and unpaid interest as of the date of completion of the investment;

•

the redemption by CommunityONE of its preferred stock held by SunTrust for no greater than 25% of its $12.5 million aggregate liquidation value, plus 100% of accrued and unpaid dividends as of the date of completion of the investment;

•	the absence of any event of default with respect to FNB United’s outstanding trust preferred securities and related junior subordinated debentures;

•	the anchor investor’s receipt of advice from FNB United’s independent auditor that the contemplated transactions will not result in “push-down” accounting;

•	continued effectiveness and performance of the DPA by FNB United, the U.S. Attorney and the DOJ;

•

CommunityONE’s satisfaction of the capital ratios required by the FNB Consent Order and the PCA Notice and Bank of Granite’s satisfaction of the capital ratios required by any applicable regulatory orders, in each case as of the closing date and after giving effect to the contemplated transactions and FNB United’s contribution of a sufficient portion of the proceeds to CommunityONE and Bank of Granite;

•

the absence of any material change in Section 382 or 383 of the Internal Revenue Code or the regulations, administrative pronouncements or federal court decisions thereunder the application of which would cause the net operating loss carryforwards and other deferred tax assets of FNB United and its affiliates (other than Granite) to be subject to limitation;

•

the delivery to such anchor investor of an opinion by KPMG LLP to the effect that the Merger and the investments in FNB United by the investors should not cause an “ownership change” within the meaning of Section 382 of the Internal Revenue Code for purposes of the net operating loss carryforwards of FNB United;

•

an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, must not have occurred and will not occur with respect to FNB United as a result of the Merger and the investments in FNB United by the investors;

•	delivery to the anchor investor of legal opinions from legal counsel to FNB United; and

•

such anchor investor, together with its “Affiliates” (as such term is defined in the FNB United Tax Benefits Preservation Plan), not being a “Threshold Investor” pursuant to the FNB United Tax Benefits Preservation Plan.

FNB United’s obligation to consummate the transactions contemplated by the Investment Agreements is also separately subject to the prior performance by the anchor investors, in all material respects, of all of their obligations under the Investment Agreements and the receipt of a certificate executed by a senior executive officer of each of the anchor investors as to the satisfaction of the such condition and the condition regarding the truth and correctness of the representations and warranties of such investor.

Covenants of FNB United

The following is a summary of certain selected covenants set forth in the Investment Agreements, and is not intended to be a summary of all covenants set forth in the Investment Agreements.

Governance Matters. For so long after the closing date as an anchor investor owns, together with its affiliates, at least 5% of the outstanding shares of FNB United common stock, the Investment Agreements require FNB United to:

•

nominate and recommend to its shareholders the election of such anchor investor’s designated director to the FNB United board of directors at its annual meetings of shareholders and use its reasonable best efforts to have such designees elected as directors by the FNB United shareholders,

•	elect or appoint the directors designated by the anchor investor to serve on the boards of directors of CommunityONE and Bank of Granite; and

•	appoint the directors designated by the anchor investor to two committees of each of the FNB United, CommunityONE and Bank of Granite boards of directors, as identified by such designees; and

•	invite a designee of the anchor investor to attend meetings of the FNB United, CommunityONE and Bank of Granite boards of directors in a nonvoting, observer capacity.

Preemptive Rights. Until the later of the second anniversary of the date of the completion of the Recapitalization or the date that an anchor investor no longer owns, together with its affiliates, at least 1.5% of the outstanding shares of FNB United common stock, the Investment Agreements require FNB United to provide the anchor investor with preemptive rights with respect to public or private offerings of FNB United equity securities, or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component, to enable the anchor investor to maintain its percentage interests of FNB United’s common stock beneficially owned, with certain specified exceptions generally applicable to issuances of equity securities not related to a capital raising event.

Registration Rights. The Investment Agreements require FNB United to prepare and file with the SEC as soon as practicable (but not later than 15 days) after the transfer restrictions discussed below expire a shelf registration statement covering the resale of all of the shares of FNB United common stock purchased under the Investment Agreements (and equity securities issued with respect to such shares). FNB United must use reasonable best efforts to cause the registration statement to be declared or become effective as soon as practicable. The Investment Agreements also provide the anchor investors with demand registration rights applicable at any time the shelf registration statement discussed above is not existing and effective. In addition, the Investment Agreements provide the anchor investors with “piggyback” registration rights, or the right to include their shares of FNB United common stock in a registration statement that FNB United proposes to file to register its securities, whether or not for its own account.

Information Rights. If at any time FNB United is no longer subject to the reporting requirements of the Exchange Act, the Investment Agreements require FNB United to furnish to the anchor investors and prospective purchasers of FNB United common stock designated by the anchor investors, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Nasdaq Qualification and Continued Listing Authorization. FNB United is required under the Investment Agreements to use its reasonable best efforts to cause the shares of FNB United common stock to be issued pursuant to the Investment Agreements to be approved for listing on the Nasdaq before the completion of the investments. In addition, FNB United is required to take all steps necessary to prevent the FNB United common stock from being delisted from Nasdaq.

Indemnification of the Anchor Investors. The Investment Agreements require FNB United to indemnify the anchor investors against all damages that the anchor investors and their affiliates may incur as a result of or in connection with any of the following:

•	an inaccuracy or breach of any of FNB United’s representations or warranties made in the Investment Agreements or other documents entered into in connection with the Recapitalization and the Merger;

•	FNB United’s breach or failure to perform its covenants or agreements contained in the Investment Agreements; and

•

any legal action or investigation by any FNB United shareholder or any other person or entity relating to the Investment Agreements, the Merger Agreement, the Subscription Agreements and the other agreements and documents related to the Recapitalization and Merger transactions, or the Recapitalization and Merger transactions themselves.

Notwithstanding the previous sentence, but subject to limited exceptions, FNB United is not required to indemnify any anchor investor with respect to any claim based on an inaccuracy or breach of a representation or warranty that involves losses of $50,000 or less, nor shall it be required to indemnify an anchor investor until the aggregate amount of the damages exceeds $1 million, after which FNB United shall be liable only for the amount of damages in excess of $1 million. FNB United’s indemnification obligation to any anchor investor for inaccuracies or breaches in one or more representations or warranties shall be limited to a cumulative aggregate amount equal to the aggregate purchase price paid by such anchor investor to FNB United for the shares of FNB United common stock purchased under the Investment Agreements.

Warrant Offering

After the closing date, but no earlier than January 1, 2012, FNB United currently intends to distribute to each holder of record of FNB United common stock as of the close of business on the business day immediately preceding the closing date, nontransferable warrants to purchase from FNB United one share of common stock for each four shares of FNB United common stock held by such holder at a per share purchase price of $0.16.

Transfer Restrictions

The Investment Agreements generally restrict each anchor investor from selling or otherwise transferring or disposing of the shares purchased under the Investment Agreements until the earliest to occur of the following:

•	the nine-month anniversary of the closing date;

•	the date on which the anchor investor and its affiliates own less than 5% of the outstanding shares of FNB United common stock;

•	the commencement of a bona fide tender offer or exchange offer that, if completed, would result in a change of control of FNB United;

•	the public announcement by FNB United that it is “for sale” in a transaction that would result in a change of control; and

•	the execution by FNB United of a definitive agreement which, if consummated, would result in a change of control of FNB United.

Investor Subscription Agreements

General

FNB United has entered into separate Investor Subscription Agreements with 13 additional outside investors. Under the Investor Subscription Agreements, the additional outside investors have committed to purchase in the aggregate 934,062,500 shares of FNB United’s common stock at a cash purchase price of $0.16 per share, for an aggregate purchase price of approximately $149.5 million, subject to the terms and conditions contained therein. All of the Investor Subscription Agreements entered into to date with the additional investors are in substantially the same form, which is attached as Annex D to this joint proxy statement/prospectus. The Investor Subscription Agreements are substantially similar to the Investment Agreements with the anchor investors, with the following exceptions:

Closing Conditions

There are fewer closing conditions in the Investor Subscription Agreements than in the Investment Agreements. The respective obligations of FNB United and each of the additional outside investors obligations to consummate the investments are subject to the fulfillment or waiver of certain conditions, including:

•

the absence of any law, statute, rule, regulation, judgment, decree, injunction or other order enacted, issued, promulgated, enforced or entered by any governmental authority that prohibits or restricts the investor from owning or voting any FNB United common stock to be purchased under the Investor Subscription Agreement or prohibits the Merger or the investments to be made by the other investors;

•	the receipt of all required governmental consents or approvals and the expiration of all related statutory waiting periods necessary to consummate the Investments or the Merger,

•

the approval by the holders of FNB United common stock of amendments to FNB United’s articles of incorporation necessary to consummate the Recapitalization and the Merger and the issuance of the shares of FNB United common stock in the Merger and pursuant to the Investment Agreements;

•

other than, with respect to FNB United, those representations and warranties described below in the description of the conditions to the investors’ obligations to close, the truth and correctness (without regard to any “material adverse effect” or other materiality qualifications) as of the date made and as of the closing date (other than representations and warranties made as of a specific date, which must be true and correct as of such date) of the representations and warranties of the other party, except where the failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties; and

•	the prior performance by the other party, in all material respects, of all of its obligations under the Investor Subscription Agreement.

Each additional investor’s obligation to consummate their respective investments is also separately subject to the satisfaction or waiver of the following conditions:

•

the truth and correctness as of the date made and as of the closing date of the representations and warranties of FNB United relating to its organization and authority, capitalization, absence of conflicts with governance documents, required approvals, required government consents, absence of a material adverse effect, ability to use net operating loss carryforwards, obligations to brokers, valid issuance and FNB United’s tax benefits preservation plan;

•	the possession by FNB United on a consolidated basis as of the closing date (after giving effect to the Merger and the other contemplated transactions) of:

•

at least $435 million in cash and cash due from banks, deposits in other banks, overnight funds sold and due from the Federal Reserve, and securities available for sale that have not been pledged and for which a liquid market and price quotations are immediately available through a major securities dealer;

•	at least $2.05 billion in non-brokered deposits (including money market, demand, checking, savings and transactional accounts and certificates of deposits); and

•	not more than $425 million in nonperforming assets;

•	the satisfaction or waiver of all of the conditions to the closing under the Merger Agreement;

•	the absence of any material adverse effect with respect to FNB United;

•	the approval for listing on Nasdaq of the FNB United common stock to be issued pursuant to the Investor Subscription Agreements;

•	FNB United’s receipt of gross proceeds from the investors of an aggregate of not less than $310 million;

•

the United States Department of the Treasury’s exchange of the FNB United preferred stock it purchased as part of FNB United’s participation in TARP for FNB United common stock having an aggregate value (valuing the FNB United common stock at $0.16 per share) no greater than 25% of the preferred stock’s aggregate liquidation value of $51.5 million, plus 100% of accrued and unpaid dividends as of the date of completion of the investment, or otherwise on terms and conditions satisfactory to the additional investors;

•	the amendment of the TARP Warrant to reduce the exercise price to no less than $0.16 per share;

•

the settlement by CommunityONE of its $2.5 million outstanding principal amount of subordinated debt held by SunTrust for no greater than 35% of its face value, plus 100% of accrued and unpaid interest as of the date of completion of the investment;

•

the redemption by CommunityONE of its preferred stock held by SunTrust for no greater than 25% of its $12.5 million aggregate liquidation value, plus 100% of accrued and unpaid dividends as of the date of completion of the investment;

•

CommunityONE’s satisfaction of the capital ratios required by the FNB Consent Order and the PCA Notice and the Bank of Granite’s satisfaction of the capital ratios required by any applicable regulatory orders, in each case as of the closing date and after giving effect to the contemplated transactions and FNB United’s contribution of a sufficient portion of the proceeds to CommunityONE and Bank of Granite;

•

the absence of any material change in Section 382 or 383 of the Internal Revenue Code or the regulations, administrative pronouncements or federal court decisions thereunder the application of which would cause the net operating loss carryforwards and other deferred tax assets of FNB United and its affiliates (other than Granite) to be subject to limitation;

•

the delivery to the additional investors of an opinion by KPMG LLP to the effect that the Merger and the investments in FNB United by the investors should not cause an “ownership change” within the meaning of Section 382 of the Internal Revenue Code for purposes of the net operating loss carryforwards of FNB United;

•

an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, must not have occurred and will not occur with respect to FNB United as a result of the Merger and the investments in FNB United by the investors;

•	delivery to the additional investors of legal opinions from legal counsel to FNB United;

•

such additional investor, together with its “Affiliates” (as such term is defined in the FNB United Tax Benefits Preservation Plan), not being a “Threshold Investor” pursuant to the FNB United Tax Benefits Preservation Plan;

•	the absence of any event of default with respect to FNB United’s outstanding trust preferred securities and related junior subordinated debentures; and

•	if requested by the investor, and not addressed in the written approval of the Federal Reserve with respect to the Merger, certification from FNB United that the Federal Reserve concluded that neither anchor investor will be considered a “bank holding company” within the meaning of the Bank Holding Company Act in connection with the transactions contemplated by the Investment Agreements.

FNB United’s obligation to consummate the transactions contemplated by the Investor Subscription Agreements is also separately subject to the satisfaction or waiver of the condition that the applicable additional investor not control in excess of 4.99% of the outstanding shares of FNB United common stock, after giving effect to all of the contemplated transactions.

Registration Rights

Under the Investor Subscription Agreements, FNB United is required to prepare and file with the SEC within 30 days after the closing date a shelf registration statement covering the resale of the FNB United common stock purchased pursuant to the Investor Subscription Agreements. The Investor Subscription Agreements do not provide the additional investors with demand registration rights, but they do provide the additional investors with “piggyback” registration rights, or the right to include their shares of FNB United common stock in a registration statement that FNB United proposes to file to register its securities, whether or not for its own account.

No Governance Rights

The Investor Subscription Agreements do not provide the additional investors with representation on the boards of directors of any of FNB United, Granite, CommunityONE or Bank of Granite, or with other rights related to the governance of such entities.

No Termination Fees

The Investor Subscription Agreements do not provide the additional investors with termination fees in the event any of the contemplated transactions are not completed or upon the happening of any other event.

Most Favored Nation

Until the closing date, each of the Investor Subscription Agreements prohibits FNB United from providing to any other investor (with the exception of Carlyle and Oak Hill Capital) in a capital-raising transaction more favorable terms than those provided in the Investor Subscription Agreements, unless those terms are also provided to the additional investors under the Investor Subscription Agreements. In addition, prior to the completion of the Recapitalization, FNB United may not:

•

amend the terms of either Investment Agreement to decrease the purchase price per share of FNB United common stock to be paid by either anchor investor or add additional securities as consideration for the payment of such purchase price per share; or

•

except as set forth in the Investment Agreements, provide or agree to provide any other financial benefit to either anchor investor, unless the additional investors are also provided with such terms, rights and benefits.

No Transfer Restrictions

The Investor Subscription Agreements do not impose a lockup period on the additional investors during which the common stock issued to the additional investors may not be transferred. The common stock issued to the additional investors will not have been registered upon issuance, and the additional investors must comply with transfer and any other restrictions imposed by U.S. state and federal securities laws.

No Operating Restrictions Prior to Closing

The Investor Subscription Agreements do not impose restrictions on FNB United or any of its subsidiaries regarding the conduct of its business prior to closing.

No Restrictions on FNB United’s Ability to Solicit Other Proposals

Unlike the Investment Agreements, the Investor Subscription Agreements do not impose restrictions on FNB United’s ability to solicit or engage in discussions regarding an alternative acquisition proposal.

Continued Listing Authorization

Unlike its obligation under the Investment Agreements, FNB United’s obligation under the Investor Subscription Agreements to take all steps necessary to prevent the shares of FNB United common stock issued to the additional investors from being delisted from Nasdaq applies from and after the completion of the Recapitalization.

D&O Subscription Agreements

General

FNB United has entered into separate D&O Subscription Agreements with certain directors of, prospective directors and executive officers of, and consultants to, FNB United, all of which are expected to be directors or officers of FNB United upon completion of the Merger and the Recapitalization. Under the D&O Subscription Agreements, the additional inside investors have committed, severally and not jointly, to purchase in the aggregate 15,937,500 shares of FNB United’s common stock at a cash purchase price of $0.16 per share, the same price as the shares sold to Carlyle and Oak Hill Capital, for an aggregate purchase price of $2.55 million, subject to the terms and conditions contained therein. All of the D&O Subscription Agreements entered into to date with such investors are in substantially the same form, which is attached as Annex E to this joint proxy statement/prospectus.

The D&O Subscription Agreements do not provide the same rights as provided to investors under the Investor Subscription Agreements. The material terms of the D&O Subscription Agreements are as follows:

Closing Conditions

There are fewer closing conditions in the D&O Subscription Agreements than in the Investor Subscription Agreements. FNB United’s and each inside investor’s respective obligations to consummate the investments are subject to the fulfillment or waiver of certain conditions, including:

•

the absence of any law, statute, rule, regulation, judgment, decree, injunction or other order enacted, issued, promulgated, enforced or entered by any governmental authority that has the effect of prohibiting or restricting the investor from owning or voting any FNB United common stock to be purchased under the D&O Subscription Agreement or prohibiting the Merger or the investments agreed to be made by the other investors;

•	the receipt of all required governmental consents or approvals and the expiration of all related statutory waiting periods necessary to consummate the Investments or the Merger; and

•

the approval by the holders of FNB United common stock of amendments to FNB United’s articles of incorporation necessary to consummate the Recapitalization and the Merger and the issuance of the shares of FNB United common stock in the Merger and in the Recapitalization.

Each inside investor’s obligation to consummate their respective investments is also separately subject to the satisfaction or waiver of the following conditions:

•

the truth and correctness as of the date made and as of the closing date of the representations and warranties of FNB United relating to its organization and authority, capitalization, absence of conflicts with governance documents, required approvals, required government consents and valid issuance of the shares;

•	the performance and compliance with all agreements, covenants and conditions required by the terms of the D&O Subscription Agreement;

•	the satisfaction or waiver of all of the conditions to the closing under the Merger Agreement;

•	FNB United’s receipt of gross proceeds from the investors of an aggregate of not less than $310 million;

•

the United States Department of the Treasury’s exchange of the FNB United preferred stock it purchased as part of FNB United’s participation in TARP for FNB United common stock having an aggregate value (valuing the FNB United common stock at $0.16 per share) no greater than 25% of the preferred stock’s aggregate liquidation value of $51.5 million, plus 100% of accrued and unpaid dividends as of the completion of the investment, or otherwise on terms and conditions satisfactory to the additional investors;

•	the amendment of the TARP Warrant to reduce the exercise price to no less than $0.16 per share;

•

the settlement by CommunityONE of its $2.5 million outstanding principal amount of subordinated debt held by SunTrust for no greater than 35% of its face value, plus 100% of accrued and unpaid interest as of the effective time of the Merger, and the consent of the United States Department of the Treasury of such settlement;

•

the redemption by CommunityONE of its preferred stock held by SunTrust for no greater than 25% of its $12.5 million aggregate liquidation value, plus 100% of accrued and unpaid dividends as of the effective time of the Merger, and the consent of the United States Department of the Treasury to such redemption; and

•

the acceptance by each inside investor of an offer of either employment with FNB United or CommunityONE or service as a member of the FNB United board of directors, and such offer and acceptance shall not have been rescinded.

FNB United’s obligation to consummate the transactions contemplated by the D&O Subscription Agreements is also separately subject to the truth and correctness of each of the representations and warranties of such inside investors; the prior performance by the inside investors, in all material respects, of all of their obligations under their respective D&O Subscription Agreement; and the receipt of a certificate executed by such inside investors as to the satisfaction of the foregoing conditions. Additionally, no inside investor may own more than 4.9% of the outstanding shares of common stock, on a pro forma basis, of FNB United immediately following the closing of the Merger.

No Registration Rights

The D&O Subscription Agreements do not provide the inside investors with registration rights.

No Preemptive Rights

The D&O Subscription Agreements do not provide the inside investors with any preemptive rights relating to the issuance of any new equity or debt by FNB United.

No Most Favored Nation

The D&O Subscription Agreements do not provide the inside investors with “Most Favored Nation” rights (as described above in the description of the Investor Subscription Agreements).

No Continued Listing Authorization

Unlike its obligations under the Investment Agreements and the Investor Subscription Agreements, FNB United does not have any obligation to take all steps necessary to prevent the FNB United common stock from being delisted from Nasdaq.

Tax Effects of the Recapitalization

Following the completion of the Recapitalization and the Merger, it is anticipated that FNB United will retain the ability to use its net operating loss carryforwards and other deferred tax assets to offset future taxable income. Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carryforwards after a change in control (generally greater than 50% change in ownership) based on share ownership activity, including the effects of the Recapitalization and Merger, during the three years prior to and including the date of the closing of the Recapitalization and the Merger. Based on its analysis of share ownership changes during the past three years, FNB United does not believe that there will be a change in control as a result of the Recapitalization and Merger that will result in a limitation on the utilization of net operating loss carryforwards and other deferred tax assets. In addition, it is a condition to the completion of the Merger and the Recapitalization that KPMG LLP provide an opinion to the anchor investors and the additional outside investors to the effect that the Recapitalization and Merger should not cause an “ownership change” within the meaning of Section 382 of the Internal Revenue Code.

Governance Matters upon Completion of the Recapitalization and the Merger

Board of Directors

Upon the completion of the Merger, the board of directors of FNB United will be made up of eleven members, consisting of two current directors of FNB United, who are expected to be H. Ray McKenney, Jr. and R. Reynolds Neely, Jr.; one current director of Granite, who is expected to be C. Boyd Wilson, Jr.; one director designated by Carlyle, who is expected to be John Bresnan; one director designated by Oak Hill Capital, who is expected to be Scott Kauffman; and Jerry Licari, Austin Adams, Louis A. “Jerry” Schmitt, J. Chandler Martin, Brian E. Simpson and Robert L. Reid.

Executive Officers

The individuals set forth below are expected to serve as officers of the combined company, in the capacities set forth opposite their names:

Name	Position(s)

Brian E. Simpson	Chief Executive Officer

Robert L. Reid	President

David L. Nielsen	Chief Financial Officer

David C. Lavoie	Chief Risk Officer

Gregory P. Murphy	Chief Workout Officer

Angus M. McBryde, III	Treasurer

INDEMNIFICATION OF FNB UNITED DIRECTORS, OFFICERS AND EMPLOYEES

FNB United’s bylaws provide for indemnification of its directors and officers against all liability and litigation expenses arising out of their activities in the capacity as directors and officers. FNB United’s bylaws also provide for indemnification of its directors, officers and employees against all liability and litigation expense arising out of their status or activities as fiduciaries of the corporation’s employee pension and welfare benefit plans. The North Carolina Business Corporation Act permits a corporation, with certain exceptions, to indemnify a current or former officer or director against liability and expenses if such person acted in good faith and in a manner he or she reasonably believed was (i) in the case of conduct in his or her official capacity with the corporation, in the best interest of the corporation, and (ii) in all other cases, in a manner that was at least not opposed to the corporation’s best interest and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. In addition, a corporation is required to indemnify an officer or director in the defense of any proceeding to which he or she was a party against reasonable expenses to the extent that he or she is wholly successful on the merits or otherwise. This indemnification generally may be made by the corporation only upon a determination that indemnification of the director or officer is permissible under the circumstances because he or she met the applicable standard of conduct set forth above. Pursuant to the bylaws and as authorized by statute, FNB United maintains insurance on behalf of its directors and officers against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaws or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling FNB United pursuant to FNB United’s articles, bylaws or the North Carolina Business Corporation Act, FNB United has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF FNB UNITED CAPITAL STOCK

As a result of the Merger, Granite stockholders who receive shares of FNB United common stock in the Merger will become shareholders of FNB United. Your rights as shareholders of FNB United will be governed by North Carolina law and the articles of incorporation and the bylaws of FNB United. The following description of the material terms of FNB United’s capital stock, including the common stock to be issued in the Merger, includes the anticipated state of affairs upon completion of the Recapitalization and the Merger. We urge you to read the applicable provisions of North Carolina law, FNB United’s articles of incorporation and bylaws and federal law governing bank holding companies carefully and in their entirety.

General

FNB United’s authorized capital stock currently consists of 150,000,000 shares of common stock and 200,000 shares of preferred stock. As of the record date, there were outstanding                      shares of FNB United common stock and 51,500 shares of FNB United Series A Preferred Stock, having a liquidation amount per share equal to $1,000 (held by the United States Department of the Treasury in connection with FNB United’s participation in the CPP).

The FNB United board of directors has also designated and reserved for issuance pursuant to the exercise of rights under FNB United’s Tax Benefits Preservation Plan 15,000 shares of its Junior Participating Preferred Stock, Series B (“FNB United Series B Preferred Stock”). As of the record date, no shares of FNB United Series B Preferred Stock were outstanding.

Assuming the approvals of the proposals to be considered by the FNB United shareholders and Granite stockholders at their respective meetings and the closing of the Recapitalization and the Merger, FNB United’s authorized capital stock as of the closing date will consist of 2.5 billion shares of common stock and 10 million shares of preferred stock. FNB United expects that, immediately after the closing, there will be approximately 2.1 billion shares of common stock outstanding and no shares of preferred stock outstanding, and 250,000 shares of FNB United Series B Preferred Stock will be reserved for issuance pursuant to the exercise of rights under FNB United’s Tax Benefits Preservation Plan.

The United States Department of the Treasury also holds the TARP Warrant, which is a ten-year warrant and entitles the Treasury to purchase up to 2,207,143 shares of FNB United common stock at a price of $3.50 per share. It is subject to certain anti-dilution and other adjustments. As part of the Recapitalization, the exercise price of the TARP Warrant will be reduced to $0.16 per share. In addition, as of the record date,                      shares of FNB United common stock were reserved for issuance upon conversion or exercise of outstanding stock options and awards.

Because FNB United is a holding company, the rights of FNB United to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of FNB United’s stockholders to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that FNB United itself may be a creditor of that subsidiary with recognized claims. Claims on FNB United’s subsidiaries by creditors other than FNB United will include substantial obligations with respect to deposit liabilities and purchased funds.

Common Stock

The holders of FNB United common stock are entitled to share ratably in dividends when and if declared by the FNB United board of directors from funds legally available for the dividends. In the event of liquidation, dissolution or winding-up of FNB United, whether voluntary or involuntary, the holders of FNB United common stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding FNB United preferred stock. FNB United common stock is neither redeemable nor convertible into another security of FNB United.

Each holder of FNB United common stock has one vote for each share held on matters presented for consideration by the shareholders. Holders of common stock do not have cumulative voting rights.

The holders of FNB United common stock have no preemptive rights to acquire any additional shares of FNB United common stock. FNB United common stock is listed on The Nasdaq Capital Market, which requires shareholder approval of the issuance of additional shares of FNB United common stock under certain circumstances.

For more information regarding the rights of holders of FNB United common stock, please see the description captioned “Comparison of Rights of Holders of Granite Common Stock and FNB United Common Stock,” beginning on page 112.

Preferred Stock

The FNB United board of directors is authorized to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series and to provide for the issuance of the preferred stock. If and when any further FNB United preferred stock is issued, the holders of FNB United preferred stock may have a preference over holders of FNB United common stock in the payment of dividends, upon liquidation of FNB United, in respect of voting rights and in the redemption of the capital stock of FNB United.

Fixed Rate Cumulative Perpetual Preferred Stock, Series A. On February 11, 2009, FNB United filed with the North Carolina Secretary of State Articles of Amendment to Articles of Incorporation for the purpose of fixing the designations, preferences, limitations and relative rights of the FNB United Series A Preferred Stock in connection with FNB United’s participation in the CPP. On February 13, 2009, FNB United issued the FNB United Series A Preferred Stock to the United States Department of the Treasury.

FNB United is required to pay cumulative dividends with respect to the FNB United Series A Preferred Stock at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. According to the terms of the FNB United Series A Preferred Stock, FNB United may not redeem the FNB United Series A Preferred Stock during the first three years except with the proceeds from a “qualified equity offering” (as such term is defined in FNB United’s articles of incorporation). However, under the American Recovery and Reinvestment Act of 2009 (“ARRA”), FNB United may redeem FNB United Series A Preferred Stock without a “qualified equity offering,” subject to the approval of its primary federal regulator. After three years, FNB United may, at its option, redeem the FNB United Series A Preferred Stock at its liquidation amount plus accrued and unpaid dividends. FNB United Series A Preferred Stock is generally non-voting, but does have the right to vote as a class on the issuance of any preferred stock ranking senior, any change in its terms or any merger, exchange or similar transaction that would adversely affect its rights. The holder(s) of FNB United Series A Preferred Stock also have the right to elect two directors if dividends have not been paid for six quarterly periods.

Prior to February 13, 2012, unless FNB United has redeemed all of the FNB United Series A Preferred Stock or the United States Department of the Treasury has transferred all of its FNB United Series A Preferred Stock to a third party, the consent of the United States Department of the Treasury will be required for FNB United to (1) declare or pay any dividend or make any distribution on its common stock (other than regular quarterly cash dividends of not more than $0.10 per share of common stock) or (2) redeem, purchase or acquire any shares of its common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the purchase agreement pursuant to which the United States Department of the Treasury purchased the FNB United Series A Preferred Stock.

Holders of FNB United Series A Preferred Stock shares have no right to exchange or convert such shares into any other securities.

Upon the closing of the Recapitalization, the United States Department of the Treasury will exchange the shares of FNB United Series A Preferred Stock that it holds for shares of FNB United common stock. Upon such exchange, no shares of FNB United Series A Preferred Stock will be outstanding.

Tax Benefits Preservation Plan

FNB United has generated significant net operating loss carryforwards, or NOLs, as a result of its recent losses. FNB United’s ability to use these NOLs to offset future taxable income will be limited if it experiences an “ownership change” as defined in Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an “ownership change.” An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation’s common stock or are otherwise treated as 5% shareholders under Section 382 and the United States Department of the Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation’s stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOLs. This annual limitation is generally equal to the product of the value of the corporation’s stock on the date of the ownership change, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOLs.

To reduce the likelihood that future transactions in FNB United common stock will result in an ownership change, FNB United adopted a Tax Benefits Preservation Plan on April 15, 2011, which plan provides an economic disincentive for any person or group to become a 5% shareholder.

In connection with the Tax Benefits Preservation Plan, the FNB United board of directors declared a dividend of one preferred share purchase right in respect of each share of FNB United common stock outstanding as of April 25, 2011 and to become outstanding during the term of the plan. Each preferred share purchase right represents the right to purchase, upon the terms and subject to the conditions in the Tax Benefits Preservation Plan, 1/10,000th of a share of FNB United Series B Preferred Stock for $0.64, subject to adjustment. The preferred share purchase rights will become exercisable by the holders of those rights (other than the person causing the triggering event) upon certain triggering events, such as any person becoming an owner of 4.99% or more of the outstanding FNB United common stock. Prior to such a triggering event, the board of directors may, at its option, exchange all or part of the then outstanding and exercisable preferred share purchase rights at an exchange ratio of one share of FNB United common stock per preferred share purchase right, subject to adjustments and limitations described in the Tax Benefits Preservation Plan.

Pursuant to the terms of the Tax Benefits Preservation Plan, the acquisition by the anchor investors of 5% or more of FNB United’s common stock will not cause the preferred share purchase rights to become exercisable. In addition, in connection with their investments, the anchor investors have provided certain information to the Federal Reserve, including, but not limited to, providing certain commitments to the Federal Reserve designed to ensure that they will remain passive investors in FNB United. These commitments are required by the Federal Reserve when the level of ownership of the outstanding common stock of a bank holding company by an investor that itself does not desire to register as a bank holding company exceeds a certain percentage, which percentage can be as low as 5%. There is a presumption in the Bank Holding Company Act that investors holding less than 5% of the voting stock of a bank holding company do not control such bank holding company and therefore are not required to provide any information to the Federal Reserve in connection with the investment.

COMPARISON OF RIGHTS OF HOLDERS OF

GRANITE COMMON STOCK AND FNB UNITED COMMON STOCK

The rights of FNB United shareholders are governed by the North Carolina Business Corporation Act, or NCBCA, and FNB United’s articles of incorporation and bylaws. The rights of Granite stockholders are governed by the DGCL and Granite’s certificate of incorporation and bylaws. After the Merger, the rights of Granite’s and FNB United’s shareholders will be governed by the NCBCA and FNB United’s articles of incorporation and bylaws. The following discussion summarizes the material differences between the rights of Granite stockholders and the rights of FNB United shareholders. We urge you to read FNB United’s articles of incorporation and bylaws, Granite’s certificate of incorporation and bylaws and the relevant provisions of the NCBCA and the DGCL carefully and in their entirety.

Authorized Capital Stock

FNB United. FNB United’s articles of incorporation authorize it to issue up to 150 million shares of common stock and 200,000 shares of preferred stock. As of the record date, there were 11,424,390 shares of FNB United common stock outstanding and 51,500 shares of preferred stock outstanding. See “Description of FNB United Capital Stock,” beginning on page 110.

Assuming the approvals of the proposals to be considered by the FNB United shareholders and Granite stockholders at their respective meetings and the closing of the Recapitalization and the Merger, FNB United’s authorized capital stock as of the closing date will consist of 2.5 billion shares of common stock and 10 million shares of preferred stock. FNB United expects that, immediately after the closing of the Merger and the Recapitalization, there will be approximately 2.1 billion shares of common stock outstanding and no shares of preferred stock outstanding, and 250,000 shares of FNB United Series B Preferred Stock will be reserved for issuance pursuant to the exercise of rights under FNB United’s Tax Benefits Preservation Plan.

Granite. The authorized capital stock of Granite consists of 25 million shares of common stock, par value $1.00 per share. As of August 12, 2011, there were 15,454,641 shares of Granite common stock issued and outstanding.

Size of Board of Directors

FNB United. FNB United’s amended and restated bylaws provide for FNB United’s board of directors to consist of not less than nine nor more than 25 directors. The exact number of directors within such minimum and maximum limits is to be fixed and determined from time to time by resolution by a majority of the full FNB United board of directors or by resolution of the shareholders at any annual or special meeting thereof. The FNB United board of directors currently is, and upon the completion of the Recapitalization and the Merger, will be comprised of eleven members.

Granite. Granite’s bylaws provide for Granite’s board of directors to consist of a minimum of five directors and a maximum of twelve directors. The number of directors constituting the Granite board of directors may be fixed or changed from time to time, within the minimum and maximum, by the Granite board. The affirmative vote of 67% of the outstanding voting stock of Granite is required to increase the maximum number of directors. The size of the current Granite board of directors is seven directors.

Classes of Directors

FNB United. FNB United’s bylaws provide that the FNB United board of directors is divided into three classes of directors as nearly equal in number as possible, with one class elected annually to a three-year term. Accordingly, control of the board of directors of FNB United cannot be changed in one year; at least two annual meetings must be held before a majority of the board of directors may be changed. Holders of shares of FNB United common stock do not have the right to cumulate their votes in the election of directors.

Granite. Granite’s certificate of incorporation provides that the board of directors may divide the board into three staggered classes, with each class as nearly equal in size as possible. The DGCL, however, does not permit a staggered board for boards with less than nine members. If the Granite board of directors is enlarged to nine or more members and becomes staggered, the directors in each class initially would serve one-, two- and three-year terms. After the staggered nature of the Granite board of directors is fully implemented, directors would then serve three-year terms. Because approximately one-third of the members of a classified board of directors would be elected each year, two annual meetings would be necessary to change a majority of the members of the Granite board of directors. Holders of shares of Granite common stock do not have the right to cumulate their votes in the election of directors.

Removal of Directors

FNB United. Under NCBCA Section 55-8-08, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that the directors may be removed only for cause. FNB United’s bylaws provide that directors may be removed from office with or without cause by the affirmative vote of a majority of the outstanding votes of FNB United entitled to be cast at an election of the directors. However, unless the entire FNB United board of directors is removed, an individual director may be removed only if the number of votes cast for the removal exceeds the number of votes cast against the removal. If any directors are so removed, new directors may be elected at the same meeting. A director may not, however, be removed by the shareholders at a meeting unless the notice of the meeting states that the purpose of the meeting is to remove a director.

Granite. Granite’s certificate of incorporation provides that no director may be removed from office, by vote or other action by stockholders or otherwise, except for cause defined as “final conviction of a felony, unsound mind, adjudication of bankruptcy, non-acceptance of office or conduct prejudicial to the interests of the corporation,” by the affirmative vote of a majority of the entire Granite board of directors or by the affirmative vote of Granite stockholders who hold at least a majority of the voting power of Granite’s issued and outstanding capital stock that is entitled to vote for the election of directors.

Filling Vacancies on the Board of Directors

FNB United. Under FNB United’s bylaws, any vacancy occurring in the FNB United board of directors will be filled by the shareholders or the FNB United board of directors. If the directors remaining in office constitute fewer than a quorum of the FNB United board of directors, vacancies may be filled by the affirmative vote of a majority of all the directors, or by the sole remaining director. A vacancy that will occur at a specific later date may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs. A director elected to fill a vacancy will serve until the next annual meeting of shareholders and until his successor is elected and qualified.

Granite. Granite’s certificate of incorporation provides that any and all vacancies on the Granite board of directors, including those by increase in the number of directors or by removal of directors, will be filled by the Granite board of directors.

Shareholder Nomination of Director Candidates and Other Shareholder Proposals

FNB United. The FNB United bylaws do not provide guidelines for shareholders to nominate individuals for election to the FNB United board of directors or to make other shareholder proposals. Shareholder nominations for the election of directors and other shareholder proposals may, however, be submitted to FNB United in accordance with the provisions of Rule 14a-8 of the Exchange Act.

Granite. Granite’s bylaws allow stockholders to propose business to be brought before an annual meeting and allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to the Granite board of directors. Such proposals and nominations, however, may be brought only by a stockholder who has given timely notice in proper written form to Granite’s Secretary prior to the meeting.

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to Granite’s principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed more than 60 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Granite.

In connection with a special meeting, if the Granite board of directors has previously determined that directors are to be elected at a special meeting, a stockholder may submit nominations so long as notice of such nomination is delivered to Granite’s principal executive office no earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement of the date of such special meeting is first made by Granite.

Anti-Takeover Provisions

FNB United. North Carolina has two anti-takeover statutes, the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act. These statutes restrict business combinations with, and the accumulation of shares of voting stock of, certain North Carolina corporations. In accordance with the provisions of these statutes, FNB United elected not to be covered by the restrictions imposed by these statutes. As a result, these statutes do not apply to FNB United.

FNB United’s articles of incorporation require approval of a merger or consolidation of FNB United with any other entity, dissolution of FNB United, or sale of substantially all of the assets of FNB United by the affirmative vote of the holders of 75% of the outstanding shares of FNB United common stock then entitled to vote on the matter if such transaction is not approved by three-fourths of the “disinterested” directors. If the high vote requirement is not triggered, the NCBCA would govern, generally requiring the affirmative vote of the holders of a majority of the outstanding shares of FNB common stock then entitled to vote on the matter to approve such transactions.

Granite. Under the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder or any entity if the transaction is caused by the interested stockholder for a period of three years from the date on which the stockholder first becomes an interested stockholder. There is an exception to the three-year waiting period requirement if:

•	prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•

upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced other than shares held by directors who are also officers and certain employee stock plans; or

•	the business combination is approved by the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock not owned by the interested stockholder at a meeting.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of 10% or more of the aggregate market value of either all the assets or all the outstanding stock of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) 15% or more of the outstanding voting stock of the corporation. A corporation can expressly elect not to be governed by the DGCL’s business combination provisions in its certificate of incorporation or bylaws, but Granite has not done so.

Granite’s certificate of incorporation requires the affirmative vote of the holders of not less than 80% of the outstanding voting stock of Granite in the event that the Granite board of directors does not recommend to the Granite stockholders a vote in favor of (a) a merger or consolidation of the corporation with, or (b) a sale, exchange or lease of all or substantially all of the assets of Granite to, any person or entity. Substantially all of the assets means assets having a fair market value or book value, whichever is greater, of 25% or more of the total assets as reflected on a balance sheet of Granite as of a date no earlier than 45 days prior to any acquisition of such assets.

Under Granite’s certificate of incorporation, the affirmative vote of the holders of not less than 80% of the outstanding shares of all voting stock of Granite and the affirmative vote of the holders of not less than 67% of the outstanding shares of voting stock held by stockholders other than the Controlling Party (as defined below) is required for the approval or authorization of any merger, consolidation, sale, exchange or lease of all or substantially all the assets of the corporation if such transaction involves any stockholder owning or controlling 20% or more of Granite’s voting stock at the time of the proposed transaction (“Controlling Party”); provided, however, that these voting requirements will not be applicable in such transactions in which: (a) the cash or fair market value of the property, securities or other consideration to be received (which includes Granite common stock retained by its existing stockholders in such a transaction in which Granite is the surviving entity) per share by holders of Granite common stock in such transaction is not less than the highest per share price (with appropriate adjustments for recapitalizations, stock splits, stock dividends and distributions), paid by the Controlling Party in the acquisition of any of its holdings of Granite common stock in the three years preceding the announcement of the proposed transaction; or (b) the transaction is recommended by a majority of the entire Granite board of directors.

Tax Benefits Preservation Plan

FNB United. FNB United adopted a Tax Benefits Preservation Plan, which will be in effect for the combined company after the Merger. This plan is described above in the section entitled “Description of FNB United Capital Stock—Tax Benefits Preservation Plan,” on page 112.

Granite. Granite does not have a tax benefits preservation plan.

Calling Special Meetings of Shareholders

FNB United. A special meeting of shareholders may be called at any time by the President or the Secretary of FNB United, or the FNB United board of directors.

Granite. A special meeting of stockholders may be called at any time by the Chief Executive Officer, the President or the Secretary of Granite or a majority of the Granite board of directors.

Notice of Shareholder Meetings

FNB United. FNB United’s bylaws provide that FNB United must notify shareholders between 10 and 60 days before any annual or special meeting of the date, time and place of the meeting. FNB United must specifically provide in such notice the purpose or purposes of a special meeting or where otherwise required by law.

Granite. Granite’s bylaws provide that Granite must notify stockholders no less than 10 but not more than 60 days before any annual or special meeting of the time and place of the meeting and, in the case of a special meeting, shall include in such notice a description of the purpose or purposes for which the meeting is called.

Indemnification of Directors and Officers

FNB United. The NCBCA contains specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, the statute provides that:

•

a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as a director or officer against reasonable expenses incurred by him in connection with the proceeding, unless limited by the articles of incorporation, and

•

a corporation may indemnify a director or officer if he is not wholly successful in that defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct, provided that when a director or officer is liable to the corporation or is adjudged of receiving improper personal benefit, the corporation may not indemnify him.

The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification unless the articles of incorporation provide otherwise, and the court may order indemnification under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by contract or resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.

The NCBCA permits North Carolina corporations to include within their articles of incorporation a provision limiting or eliminating the personal liability of any director arising out of any action for monetary damages for breach of any duty as a director. The FNB United articles contain such a provision. The NCBCA does not, however, permit eliminating liability with respect to:

•	acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the best interests of the corporation;

•	any liability for unlawful distributions;

•	any transaction from which the director derived an improper personal benefit; or

•	acts or omissions occurring prior to the date the provisions became effective.

FNB United’s bylaws provide for the indemnification of FNB United’s directors and executive officers by FNB United against liabilities arising out of their status as directors or officers or their activities in such capacity, excluding any liability relating to activities which were, at the time taken, known or reasonably should have been known by such person to be clearly in conflict with the best interests of FNB United. FNB United’s articles of incorporation eliminate personal liability of each FNB United director to the fullest extent the NCBCA permits.

Granite. Under the DGCL, a Delaware corporation may indemnify directors, officers, employees and other representatives from liability if the person acted in good faith and in a manner reasonably believed by the person to be in or not opposed to the best interests of the corporation, and, in any criminal actions, if the person had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines the person is fairly and reasonably entitled to indemnification. The indemnification provisions of the DGCL require indemnification of a director or officer who has been successful on the merits in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized by the DGCL is not exclusive and is in addition to any other rights granted under the certificate of incorporation or bylaws of the corporation or to any agreement with the corporation. Granite’s certificate of incorporation and bylaws provide that Granite shall indemnify its directors, officers, employees and other representatives to the fullest extent permitted by law.

Granite’s certificate of incorporation provides that a Granite director will not be personally liable to Granite or its stockholders for monetary damages for breach of a fiduciary duty as a director.

Amendments to Articles/Certificate of Incorporation and Bylaws

FNB United. Under North Carolina law, an amendment to the articles of incorporation generally requires the board to adopt the amendment and then submit the amendment to the shareholders for their approval. Either a majority of all shares entitled to vote thereon or a majority of the votes cast thereon are required to approve the amendment, depending on the amendment’s nature.

Granite. Under the DGCL, Granite’s board must propose an amendment to Granite’s certificate of incorporation, and Granite’s stockholders must approve the amendment by a majority of outstanding shares entitled to vote. Granite’s certificate of incorporation provides that holders of not less than 80% of the then-outstanding voting stock of Granite must approve amendments to certain provisions of Granite’s certificate of incorporation relating to business combinations, the number of directors, and the classified board of directors. Granite’s bylaws may be amended by the affirmative vote of the holders of not less than 80% of the outstanding voting stock of Granite.

GRANITE SPECIAL MEETING OF STOCKHOLDERS

General

The Granite board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of shares of Granite common stock for use at the Granite special meeting.

Date, Time and Place of the Granite Special Meeting

Granite will hold its special meeting of stockholders on                     , 2011 at 9:30 a.m., local time, at the Crowne Plaza (formerly Holiday Inn – Select), 1385 Lenoir Rhyne Boulevard, S.E. (at Interstate 40, Exit #125), Hickory, North Carolina.

Purpose of the Granite Special Meeting

At the Granite special meeting, Granite will ask its stockholders to consider and vote on:

•	a proposal to adopt the Merger Agreement and approve the Merger (which we refer to as the merger proposal);

•

a proposal to approve, on a non-binding advisory basis, change of control severance payments to certain named executive officers (which we refer to as the Granite change of control payments proposal); and

•

a proposal to adjourn the special meeting if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger proposal (which we refer to as the Granite adjournment proposal).

The Granite board of directors has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and unanimously recommends that Granite stockholders vote “FOR” each of the foregoing proposals. See “The Merger—Granite’s Reasons for the Merger and the Recommendation of Granite’s Board of Directors,” beginning on page 61.

Granite Record Date; Outstanding Shares; Shares Entitled to Vote

The Granite board of directors has fixed                     , 2011 as the record date for determination of stockholders entitled to notice of, and to vote at, the Granite special meeting. Only holders of record of shares of Granite common stock at the close of business on the record date are entitled to notice of, and to vote at, the Granite special meeting and any adjournments or postponements thereof.

Each stockholder is entitled to one vote at the Granite special meeting for each share of Granite common stock held by that stockholder at the close of business on the record date. Granite’s common stock is the only voting security for the Granite special meeting.

As of         , 2011, the record date for the Granite special meeting, there were approximately 15,454,641 shares of Granite common stock outstanding, held by approximately      holders of record. Granite will make available a complete list of stockholders entitled to vote at the Granite special meeting for examination by any Granite stockholder at Granite’s headquarters, 23 North Main Street in Granite Falls, North Carolina 28630 for purposes pertaining to the Granite special meeting, during normal business hours starting on         , 2011, and at the time and place of the Granite special meeting.

Quorum

In order to conduct the Granite special meeting, holders of a majority of the outstanding shares of common stock entitled to vote must be present in person or represented by proxy so that there is a quorum. It is important that you vote promptly so that your shares are counted toward the quorum.

All shares of Granite common stock represented at the Granite special meeting, including abstentions and “broker non-votes,” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. A “broker non-vote” occurs when a broker, bank or other nominee who holds shares for another person has not received voting instructions from the owner of the shares and, under Nasdaq rules, does not have discretionary authority to vote on a matter.

Vote Required

Required Vote to Approve the Merger Proposal

The affirmative vote of the holders of record of at least a majority of the shares of Granite common stock outstanding on the record date for the Granite special meeting is required to approve the merger proposal. If you abstain from voting, fail to vote or a broker non-vote occurs, it will have the same effect as voting against this proposal.

Required Vote to Approve the Granite Change of Control Payments Proposal

The affirmative vote of a majority of the shares of the Granite common stock cast on the proposal is required to approve the Granite change of control payments proposal. If you abstain from voting, fail to vote or a broker non-vote occurs, it will have no effect on the vote count for this proposal.

Required Vote to Approve the Granite Adjournment Proposal

The affirmative vote of a majority of the shares of the Granite common stock cast on the proposal is required to approve the Granite adjournment proposal. If you abstain from voting, fail to vote or a broker non-vote occurs, it will have no effect on the vote count for this proposal.

Voting by Granite’s Directors and Executive Officers

As of the record date for the special meeting of Granite stockholders, Granite’s directors and executive officers collectively had the right to vote less than 1.7% of the Granite common stock outstanding and entitled to vote at the Granite special meeting. Granite currently expects that its directors and executive officers will vote their shares of Granite common stock in favor of each of the proposals to be considered at the Granite special meeting, although none of them has entered into any agreements obligating them to do so.

Voting of Proxies

Giving a proxy means that a Granite stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Granite special meeting in the manner that such stockholder directs. All shares represented by properly executed proxies received in time for the Granite special meeting will be voted at the Granite special meeting in the manner specified by the stockholders giving those proxies. The persons named as proxies will vote properly executed proxies that do not contain voting instructions “FOR” the approval of the merger proposal, the Granite change of control payments proposal and the Granite adjournment proposal.

Only shares affirmatively voted for the approval of the proposals to be considered at the Granite special meeting or properly executed proxies that do not contain voting instructions will be counted as favorable votes for the proposals. Under Nasdaq rules, your broker or bank does not have discretionary authority to vote your shares of Granite common stock on the merger proposal, the Granite change of control payments proposal or the Granite adjournment proposal. A broker non-vote will have the same effect as a “no” vote on the merger proposal. To avoid a broker non-vote, you must provide voting instructions to your broker, bank or other nominee by following the instructions provided to you.

Accordingly:

•

an abstention or a failure to vote your Granite shares on the merger proposal will have the same effect as a vote against that proposal because a majority of the shares of Granite common stock outstanding on the record date for the Granite special meeting must approve the proposal; and

•

an abstention or a failure to vote your Granite shares on the Granite change of control payments proposal or the Granite adjournment proposal will have no effect on the vote count for that proposal, because the affirmative vote of a majority of the shares of the Granite common stock cast on such proposals is required to approve the Granite change of control payments proposal and the Granite adjournment proposal.

How to Vote

If you own shares of Granite common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares of Granite common stock. An owner of record has four voting options:

Internet. You can vote over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day. Have your proxy card in hand when you access the web site and follow the instructions to vote.

Telephone. You can vote by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this document.

In Person. You may attend the Granite special meeting and cast your vote in person. The Granite board of directors recommends that you vote by proxy even if you plan to attend the Granite special meeting.

If you hold your shares of Granite common stock in “street name” through a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the broker or bank. You may not vote shares held in street name by returning a proxy card directly to Granite or by voting in person at the Granite special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Granite common stock on behalf of their customers may not give a proxy to Granite to vote those shares with respect to any of the proposals without specific instructions from their customers, as under Nasdaq rules, brokers, banks and other nominees do not have discretionary voting power on these matters.

The Internet and telephone proxy procedures are designed to authenticate stockholder identities, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Directing the voting of your Granite shares will not affect your right to vote in person if you decide to attend the Granite special meeting.

The named proxies will vote all shares at the meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•

by notifying Granite’s corporate Secretary that you are revoking your proxy by written notice that bears a date later than the date of the proxy and that Granite receives prior to the Granite special meeting and states that you revoke your proxy;

•	by signing another Granite proxy card bearing a later date and mailing it so that Granite receives it prior to the special meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the Granite special meeting and voting in person, although attendance at the Granite special meeting alone will not, by itself, revoke a proxy.

If your broker, bank or other nominee holds your shares in street name, you will need to contact your broker, bank or other nominee to revoke your voting instructions.

Proxy Solicitations

Granite is soliciting proxies for the Granite special meeting from Granite stockholders. Granite will bear the entire cost of soliciting proxies from Granite stockholders, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the Merger will be borne equally by Granite and FNB United. In addition to this mailing, Granite’s directors, officers and employees may solicit proxies personally, electronically, by telephone or other means (but will not receive any additional compensation for such services).

Granite has also engaged the services of Phoenix Advisory Partners for a fee of approximately $7,000, plus reimbursement of expenses, to assist in the solicitation of proxies for the Granite special meeting.

Granite and its proxy solicitors will also request that banks, brokers and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Granite common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so.

GRANITE PROPOSALS

Granite Proposal 1: The Merger Proposal

(Item 1 on the Granite Proxy Card)

As discussed throughout this document, Granite is asking its stockholders to consider and vote on a proposal to adopt the Merger Agreement and approve the Merger. Holders of Granite common stock should read this joint proxy statement/prospectus carefully in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Merger. In particular, holders of Granite common stock are directed to the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. See “The Merger—Background of the Merger and the Recapitalization” and “The Merger—Granite’s Reasons for the Merger and Recommendation of Granite’s Board of Directors,” beginning on pages 51 and 61, respectively.

The affirmative vote of the holders of at least a majority of outstanding shares of Granite common stock entitled to vote is required for Granite to complete the Merger.

The Granite board of directors recommends a vote “FOR” the merger proposal (Item 1).

Granite Proposal 2:	The Advisory Vote on Executive Officer Merger-Related Compensation Arrangements

(Item 2 on the Granite Proxy Card)

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Act, Granite is required to submit a proposal to Granite stockholders for a non-binding, advisory vote to approve the payment of certain compensation to the named executive officers of Granite that is based on or otherwise relates to the Merger. This proposal, commonly known as “say-on-golden parachute,” and which Granite refers to as the Granite change of control payments proposal, gives Granite stockholders the opportunity to express their views on the compensation that certain of Granite’s named executive officers may be entitled to receive that is based on or otherwise relates to the Merger.

The compensation that Granite’s named executive officers may be entitled to receive that is based on or otherwise relates to the Merger is summarized in the table entitled “Golden Parachute Compensation,” which is included in “The Merger—Interests of Granite Directors and Executive Officers in the Merger—Potential Payments upon a Termination In Connection with a Change in Control,” beginning on page 77. This summary includes all compensation and benefits that may be paid or provided following a change in control.

The Granite board of directors unanimously recommends that the stockholders of Granite approve the following resolution:

“RESOLVED, that the stockholders of Bank of Granite Corporation approve, on an advisory basis, the compensation to be paid to its named executive officers that is based on or otherwise relates to the Merger as disclosed in the Golden Parachute Compensation Table and the related narrative disclosures.”

Approval of this proposal is not a condition to completion of the Merger, and as an advisory vote, the result will not be binding on Granite or on FNB United, or the boards of directors or the compensation committees of Granite or FNB United. Therefore, if the Merger is approved by the stockholders of Granite and completed, the compensation based on or otherwise relating to the Merger may be paid to the Granite named executive officers regardless of whether the stockholders of Granite approve this proposal. Proxies submitted without direction pursuant to this solicitation will be voted “FOR” the approval of the compensation to be paid to Granite’s named executive officers that is based on or otherwise relates to the Merger, as disclosed in this joint proxy statement/prospectus. Applicable law prohibits FNB United or its subsidiaries from making golden parachute payments to Granite’s directors, officers or employees so long as FNB United, CommunityONE Bank, Granite or Bank of Granite remain in a “troubled condition,” as such term is defined in the applicable regulations of the appropriate federal banking agency, or are subject to applicable restrictions under TARP.

The Granite board of directors recommends a vote “FOR” the Granite change of control payments proposal (Item 2).

Granite Proposal 3: The Granite Adjournment Proposal

(Item 3 on the Granite Proxy Card)

The Granite special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal.

If, at the Granite special meeting, the number of shares of Granite common stock present or represented and voting in favor of the merger proposal is insufficient to approve such proposal, Granite intends to move to adjourn the Granite special meeting in order to solicit additional proxies for approval of the merger proposal.

In the Granite adjournment proposal, Granite is asking its stockholders to vote in favor of granting discretionary authority to the holders of any proxy solicited by the Granite board of directors, and each of them individually, to approve a motion to adjourn the Granite special meeting to another time and place for the purpose of soliciting additional proxies. If the Granite stockholders approve the Granite adjournment proposal, Granite could adjourn the Granite special meeting and any adjourned session of the Granite special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Granite stockholders who have previously voted.

The Granite board of directors recommends a vote “FOR” the Granite adjournment proposal (Item 3).

Other Business

Pursuant to Granite’s bylaws, no matters may be brought before the Granite special meeting other than those described in this joint proxy statement/prospectus.

ABOUT GRANITE

Business

Granite is a Delaware corporation that was organized June 1, 1987 as a bank holding company. Granite’s only businesses are the ownership and operation of Bank of Granite, a state bank chartered under the laws of North Carolina on August 2, 1906, and Granite Mortgage, Inc., a mortgage bank chartered under the laws of North Carolina on June 24, 1985. Granite Mortgage ceased mortgage originations during 2009, and its current activity is related to settling existing contractual obligations.

Granite conducts its community banking business operations from 18 full-service offices located in Burke, Caldwell, Catawba, Iredell, Mecklenburg, Watauga, and Wilkes counties in North Carolina. According to the FDIC, as of December 31, 2010, Bank of Granite ranked 21st in assets and 17th in deposits among North Carolina banking institutions.

General Business

Bank of Granite’s principal community banking activities include the taking of demand and time deposits and the making of loans, secured and unsecured, to individuals, associations, partnerships and corporations. The majority of Bank of Granite’s customers are individuals and small businesses. No material part of its business is dependent upon a single customer or a few customers whose loss would have a material adverse effect on the business of Bank of Granite. No material portion of the business of Bank of Granite is seasonal.

General Description of Market Areas

Granite conducts its community banking operations primarily in seven counties in the western part of North Carolina. The three counties Granite served prior to 2003 (Caldwell, Catawba and Burke) were historically known as a center for the manufacture of fiber optic and coaxial cable, furniture and apparel. When the economy began to weaken in 2001, there were massive layoffs in these industries, and these counties were significantly affected by a sudden rise in their unemployment rates.

Since 2003, Granite has expanded its market area by opening branch offices in counties where the local economies had been more diversified and growing. In 2003, Granite opened new offices in Watauga County (Boone), Wilkes County (Wilkesboro) and Mecklenburg County (Matthews), and acquired First Commerce Bank and its three banking offices in Mecklenburg County (Charlotte and Cornelius). Granite opened banking offices in Forsyth County (Winston-Salem) in 2004 and in Iredell County (Statesville) in 2006. However, Granite closed the banking office in Forsyth County in 2011.

Since 2008, economic conditions in Granite’s market area have declined significantly, as they have in the United States in general. These economic difficulties negatively affected many of Granite’s customers, including businesses and individuals. Unemployment rates in Granite’s market area increased significantly during 2009 and 2010. Granite’s operations are significantly influenced by economic conditions in its market area, including the state of the real estate market.

Territory Served and Competition

Commercial banking in North Carolina is extremely competitive in large part due to a long history of statewide branching. Granite competes in its market area with some of the largest banking organizations in the state and the country and other financial institutions, such as federally and state-chartered savings and loan institutions and credit unions, as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit. Many of Granite’s competitors have broader geographic markets and higher lending limits than Granite and are also able to provide more services and make greater use of media advertising.

Despite the competition in Granite’s market area, Granite believes that it has certain competitive advantages that distinguish it from its competition. Granite believes that its primary competitive advantages are its strong local identity and affiliation with the community and its emphasis on providing specialized services to small- and medium-sized business enterprises, as well as professional and upper-income individuals. Granite is locally managed and is able to make credit and other decisions in a manner that has a direct bearing on faster service and more efficiently obtained credit. Granite offers customers modern, high-tech banking without forsaking community values such as prompt, personal service and friendliness. Granite offers many personalized services and attracts customers by being responsive and sensitive to their individual needs. Granite also relies on goodwill and referrals from stockholders and satisfied customers, as well as traditional newspaper and radio media to attract new customers. To enhance a positive image in the community, Granite supports and participates in local events, and its officers and directors serve on boards of civic and charitable organizations.

Granite’s community banking operations are required to compete based on rates in order to conduct loan business in each of Granite’s markets. Granite’s community bank also competes for deposits in each of its markets. However, Granite believes that its focus on and commitment to providing superior customer service is what distinguishes it from its competitors.

Employees

As of December 31, 2010, Bank of Granite had 195 full-time equivalent employees. Bank of Granite considers its relationship with its employees to be excellent.

Supervision and Regulation

Granite is extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not stockholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on Granite’s business.

The Bank Holding Company Act

Granite is a bank holding company within the meaning of the Bank Holding Company Act, and is required to register as such with the Federal Reserve. A bank holding company is required to file with the Federal Reserve annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to examination by the Federal Reserve and is required to obtain Federal Reserve approval prior to acquiring, directly or indirectly, more than 5% of the voting stock of any bank, unless it already owns a majority of the voting stock of such bank. Furthermore, a bank holding company must engage, with limited exceptions, in the business of banking or managing or controlling banks or furnishing services to or performing services for its subsidiary banks. One of the exceptions to this prohibition is the ownership of shares of a company the activities of which the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

State Law

Bank of Granite is subject to extensive supervision and regulation by the NCCB. The NCCB oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The NCCB supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and Bank of Granite is required to make regular reports to the NCCB describing in detail its resources, assets, liabilities and financial condition. Among other things, the NCCB regulates mergers and acquisitions of state-chartered banks, the payment of dividends, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

Deposit Insurance

As a member institution of the FDIC, Bank of Granite’s deposits are insured up to a maximum of $250,000 per depositor through the Deposit Insurance Fund, administered by the FDIC. An increase in basic federal deposit insurance coverage from $100,000 to $250,000 per depositor became effective on October 3, 2008, as part of the EESA.

On July 21, 2010, President Barack Obama signed the Dodd-Frank Act into law, which, among other things, permanently raised the standard maximum deposit insurance amount to $250,000. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

On November 15, 2010, the FDIC published a final rule that provides for unlimited insurance coverage of noninterest-bearing transaction accounts. Beginning December 31, 2010 through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. The unlimited insurance coverage is available to all depositors, including consumers, businesses and government entities. This unlimited insurance coverage is separate from, and in addition to, the insurance coverage provided to a depositor’s other deposit accounts held at an FDIC-insured institution.

Each member institution is required to pay quarterly deposit insurance premium assessments to the FDIC. During 2009, a large number of bank failures put pressure on the Deposit Insurance Fund. In an effort to replenish the Deposit Insurance Fund, the FDIC implemented a special assessment of five basis points of each insured institution’s assets minus Tier 1 capital as of June 30, 2009. In addition, the FDIC required insured institutions to prepay their estimated quarterly risk-based deposit insurance assessments for the fourth quarter of 2009, as well as all of 2010, 2011, and 2012. Although the prepayment of these assessments is mandatory for all insured depository institutions, the FDIC retains the discretion as supervisor and insurer to exempt any institution from the prepayment requirement under certain circumstances as set forth in its regulations. In accordance with the discretion provided to the FDIC under 12 C.F.R. § 327.12(i)(1), the FDIC exempted Bank of Granite from prepaying its quarterly risk-based assessment for the fourth quarter of 2009, and all of 2010, 2011, and 2012. Bank of Granite’s assessments for 2011 and 2012 will continue to be payable quarterly.

Capital Requirements

The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages which range from 0% for assets with low credit risk, such as certain U.S. Department of the Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. “Tier 1,” or core capital, includes common equity, qualifying noncumulative perpetual preferred stock, minority interests in certain equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions and restricted core capital elements, including trust preferred securities. “Tier 2,” or supplementary capital, includes among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant.

The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank’s capital adequacy, an assessment of the bank’s interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization’s interest rate risk management include a measurement of board of directors and senior management oversight and a determination of whether a banking organization’s procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC. See “Prompt Corrective Action,” on page 127 for more discussion of enforcement actions applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect Granite’s ability to grow and could restrict the amount of profits, if any, available for the payment of dividends to Granite’s stockholders.

At June 30, 2011, Granite’s Tier 1 ratio, total capital ratio to risk-adjusted assets, and leverage ratio were 3.91%, 5.20% and 2.53%, respectively. Granite was “undercapitalized” for the Tier 1 capital ratio and “significantly undercapitalized” for its leverage ratio and total capital. Banking regulators classify a bank as “critically undercapitalized” if it fails to meet a 2% capital leverage ratio. Under “prompt corrective action,” a critically undercapitalized bank must be placed in conservatorship or receivership within 90 days of such determinations unless the FDIC and appropriate regulators determine that other action would protect the Deposit Insurance Fund.

On September 4, 2009, Bank of Granite entered into a Stipulation and Consent to the issuance of an Order to Cease and Desist by the FDIC and the NCCB. Based on Granite’s Stipulation and Consent, the FDIC and the NCCB jointly issued the Granite Consent Order on August 27, 2009.

The Granite Consent Order is a formal corrective action pursuant to which Bank of Granite has agreed to address specific issues set forth below, through the adoption and implementation of procedures, plan and policies designed to enhance the safety and soundness of Bank of Granite.

Among other things, the Granite Consent Order requires Bank of Granite to:

•

Present a written capital plan to the FDIC and the NCCB by which Bank of Granite would achieve a Tier 1 Leverage Capital Ratio of not less than 8% and Total Risk-Based Capital Ratio of not less than 12% during the life of the Granite Consent Order;

•	Formulate a plan to improve Bank of Granite’s earnings and evaluate the plan quarterly;

•	Formulate and implement a plan to reduce Bank of Granite’s risk exposure in assets classified “Substandard or Doubtful”;

•	Reduce the real estate credit concentrations in Bank of Granite’s loan portfolio;

•	Develop a plan to improve Bank of Granite’s liquidity; monitor contingent funding needs and improve asset liability management, and review and revise the plan on a quarterly basis;

•	Not pay cash dividends without the prior written consent of the FDIC and the NCCB; and

•	Neither renew, roll-over nor increase the amount of brokered deposits above the amount outstanding at the date of the Granite Consent Order.

The Granite Consent Order requires Bank of Granite to achieve and maintain Tier 1 Leverage Capital Ratio of not less than 8% and a Total Risk-Based Capital of not less than 12% for the life of the Granite Consent Order.

Additionally as set forth in Note 2, “Regulatory Matters and Going Concern Considerations,” in the “Notes to Consolidated Financial Statements,” Bank of Granite has the existing Granite MOU with the Federal Reserve Bank.

See Note 2, “Regulatory Matters and Going Concern Considerations,” on page FS-122 and Note 14, “Regulation and Regulatory Restrictions,” on page FS-159 in “Financial Statements—Granite Financial Statements—Notes to Consolidated Financial Statements,” for additional discussion of Granite’s regulatory actions.

Prompt Corrective Action

Current federal law requires the federal banking agencies take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. Under this law, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

The prompt corrective action provisions give the federal banking agencies significantly expanded powers to take enforcement action against institutions that fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. Federal Deposit Insurance Corporation Improvement Act also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

Miscellaneous

The dividends that Granite may pay are subject to legal limitations. Bank of Granite is the only source of dividends that may be paid by Granite. In accordance with North Carolina banking law, dividends may not be paid by Bank of Granite unless its capital surplus is at least 50% of its paid-in capital. Bank of Granite is currently significantly undercapitalized and thus is prohibited by law from making any dividend payments.

The earnings of Granite will be affected significantly by the policies of the Federal Reserve, which is responsible for regulating the United States money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rate paid by banks on bank borrowings and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid for deposits.

The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and Granite’s earnings.

The USA PATRIOT Act, among other things, sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. The law requires United States financial institutions to adopt policies and procedures to combat money laundering and grants the United States Department of the Treasury broad authority to establish regulations and to impose requirements and restrictions on the operation of financial institutions.

As noted above, on July 21, 2010, the Dodd-Frank Act became law. The Dodd-Frank Act establishes a new framework for systemic risk oversight within the financial system and includes significant regulatory and compliance changes. Among other things, the Dodd-Frank Act creates a new, independent Consumer Financial Protection Bureau within the Federal Reserve to establish, implement and enforce rules and regulations with respect to the conduct of providers of certain consumer financial products and services; gives the Federal Reserve the authority to establish rules regarding debit card interchange fees; requires federal banking agencies to establish minimum leverage and risk-based capital requirements for banks and bank holding companies (which may be stricter than existing regulatory standards); strengthens existing limits on a depository institution’s credit exposure to one borrower; and establishes additional requirements related to corporate governance and executive compensation on most US publicly traded companies. Many of the requirements of the Dodd-Frank Act will be subject to implementation over the course of several years, and the final requirements could reduce Granite’s revenue, increase Granite’s cost of operations, require changes to certain of Granite’s business practices, including limitations on fee income opportunities, and impose more stringent capital, liquidity and leverage requirements on us. These requirements may also require Granite to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements.

Granite cannot predict what other legislation might be enacted or what other regulation might be adopted or, if enacted or adopted, the effect thereof.

Investment Policies

For a discussion of Granite’s investment policies, see “About Granite—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Securities,” beginning on page 149.

Loan Portfolio

For a discussion of Granite’s loan portfolio, see “Loans” and “Provisions and Allowances for Loan Losses” under “About Granite—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 130.

Property

Granite indirectly owns and operates real estate through Granite’s ownership of Bank of Granite. Bank of Granite owns its headquarters, operations and information technology center offices located in Granite Falls, North Carolina. Bank of Granite also owns banking offices in the North Carolina cities and communities of Conover, Granite Falls, Hickory, Hudson, Lenoir, Matthews, Morganton, Newton and Wilkesboro. Bank of Granite leases banking offices in the North Carolina cities and communities of Boone, Charlotte, Cornelius, Granite Falls and Statesville. Granite believes that the premises occupied by Bank of Granite are well located and suitably equipped and maintained to serve and support its community banking business. Granite does not currently anticipate any problems with the renewal of its leases. See also Note 6, “Premises and Equipment,” of “Financial Statements—Granite Financial Statements—Notes to Consolidated Financial Statements,” on page FS-154. The following table provides further information about Bank of Granite’s facilities.

	Approximate
Location	Principal Use	Facility Size (square feet)	Lot Size (acres)	Owned or Leased
Granite Falls, North Carolina
23 North Main Street	Home office	8,735	1.2	owned
	Storage building	735	0.5	owned
56 North Main Street	Operations center	11,769	1.1	owned

Boone, North Carolina
230 Wilson Drive	Banking office	5,705	none	leased

Charlotte, North Carolina
301 South McDowell Street	Banking office	6,096	none	leased
3920 Sharon Road	Banking office	1,955	none	leased
(SouthPark)

Conover, North Carolina
1109 Conover Blvd, East	Banking office	4,421	1.4	owned

Cornelius, North Carolina
18825 West Catawba Avenue	Banking office	3,409	none	leased

Hickory, North Carolina
25 3rd Street NW	Banking office	9,515	0.5	owned
315 1st Avenue NW	Support offices	15,092	0.5	owned
(Bank of Granite Plaza)
2220 12th Avenue NE	Banking office	3,612	1.6	owned
(Springs Road)
1420 2nd St. NE	Banking office	6,592	2.0	owned
(Viewmont)
2900 Highway 127 South	Banking office	2,480	1.8	owned
(Mountain View)

Hudson, North Carolina
537 Main Street	Banking office	4,235	4.1	owned

Lenoir, North Carolina
707 College Avenue SW	Banking office	7,400	1.2	owned
1351 Norwood Street SW	Banking office	2,530	1.0	owned
(Whitnel)

	Approximate
Location	Principal Use	Facility Size (square feet)	Lot Size (acres)	Owned or Leased
Matthews, North Carolina
2432 McKee Road	Banking office	4,941	1.5	owned

Morganton, North Carolina
201 East Meeting Street	Banking office	5,400	0.8	owned

Newton, North Carolina
311 North Main Avenue	Banking office	3,612	0.9	owned

Statesville, North Carolina
207 South Center Street	Banking office	5,000	none	leased

Wilkesboro, North Carolina
2841 West US Hwy 421	Banking office	5,120	none	owned

Legal Proceedings

Granite is aware of one class action complaint relating to the Merger filed by a purported stockholder of Granite against Granite, Granite’s directors and FNB United. For further discussion of this potential litigation, see “The Merger—Litigation Related to the Merger,” beginning on page 80.

In addition, Granite is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business and operations. Except for the complaint relating to the Merger referenced above in this section, Granite’s management does not believe that there is any pending or threatened proceeding against Granite which, if determined adversely, would have a material adverse effect on Granite’s financial position, or results of operations. The information regarding the Granite Consent Order in the section hereof captioned “About Granite—Business—Supervision and Regulation—Capital Requirements,” beginning on page 125 is incorporated herein by reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Granite’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist in understanding and evaluating Granite’s results of operations and financial condition. The following discussion is intended to provide a general overview of Granite’s performance for the three- and six-month periods ended June 30, 2011 and the year ended December 31, 2010. This section should be read in conjunction with the Granite consolidated financial statements and related footnotes included elsewhere in this joint proxy statement/prospectus. The “Regulatory Matters and Going Concern Considerations” in Note 2 of the “Notes to Condensed Consolidated Financial Statements” addresses the significant risks and uncertainties for Granite. See page FS-122. All information presented is consolidated data unless otherwise specified. Uncertainty and future events could cause changes in accounting estimates that have material effects on the financial position and results of operations in future periods.

Critical Accounting Policies

Information included in Granite’s financial statements and MD&A is derived from Granite’s accounting records, which are maintained in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and general practices within the banking industry. While much of the information is definitive, certain accounting issues are highly dependent upon estimates and assumptions made by management. An understanding of these estimates and assumptions is vital to understanding Granite’s financial statements. Critical accounting policies are those policies that are most important to the determination of Granite’s financial condition and results of operations, or that require management to make assumptions and estimates that are subjective or complex.

Granite periodically evaluates its critical accounting policies, including those related to the allowance for loan losses and fair value estimates. While Granite bases its estimates on historical experience and on various other assumptions that Granite believes to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or outcomes.

Certain amounts for periods prior to June 30, 2011 have been reclassified to conform to the presentation for the periods ended June 30, 2011 and December 31, 2010.

Allowance for Loan Losses

Granite disaggregates its portfolio loans into portfolio segments for purposes of determining the allowance for loan losses (“ALLL”). Granite’s portfolio segments include commercial and industrial; real estate construction; real estate commercial mortgage and consumer. For an analysis of Granite’s ALLL by portfolio segment and credit quality information by segment, see “Financial Statements—Granite Financial Statements—Notes to Consolidated Financial Statements—Note 4, ‘Loans’ and Note 5, ‘Allowance for Loan Losses,’” beginning on pages FS-150 and FS-151, respectively.

Larger commercial loans included within aggregate borrower relationship balances exceeding $250,000 that exhibit probable or observed credit weaknesses, as well as loans that have been modified in a troubled debt restructuring (“TDR”), are subject to individual review for impairment. Granite considers the current value of collateral, credit quality of any guarantees, the loan structure, and other factors when evaluating whether an individual loan is impaired. Other factors may include the industry of the borrower, size and financial condition of the borrower and cash flow and leverage of the borrower. When individual loans are impaired, allowances are determined based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow, as well as evaluation of legal options available to Granite. Allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, fair value of the underlying collateral or readily observable secondary market values. Granite evaluates the collectability of both principal and interest when assessing the need for a loss accrual.

Historical credit loss rates are applied to commercial loans that are not impaired or are impaired, but smaller than the established threshold of $250,000 and thus not subject to specific allowance allocations. The loss rates are derived from a migration analysis, which tracks the historical net charge-off experience sustained on loans according to their internal risk grade. The risk grading system currently utilized for allowance analysis purposes encompasses nine categories.

Consumer portfolio segments are not individually risk graded. Rather, standard credit scoring systems and delinquency monitoring are used to assess credit risks, and allowances are established based on the expected net charge-offs. Loss rates are based on the average net charge-off history by loan category. Historical loss rates may be adjusted for significant factors that, in management’s judgment, are necessary to reflect losses inherent in the portfolio. Factors that management considers in the analysis include the effects of the national and local economies; trends in the nature and volume of delinquencies, charge-offs and nonaccrual loans; changes in loan mix; credit score migration comparisons; asset quality trends; risk management and loan administration; changes in the internal lending policies and credit standards; collection practices; and examination results from bank regulatory agencies and Granite’s external credit reviewers.

Granite’s current methodology for determining the ALLL is based on historical loss rates, current credit grades, specific allocation on TDRs and impaired commercial credits above specified thresholds and other qualitative adjustments. Allowances on individual commercial loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience. Historically, the unallocated component of the allowance has primarily been an acknowledgement of the imprecision in the overall estimation process. In 2011, partially in response to regulatory focus on writing down collateral dependent impaired loans aggressively and more significantly to acknowledge the increasing uncertainty related to current economic and business conditions, Granite’s management has focused on the overall coverage ratio of the allowance to the total loan portfolio. The changed focus has resulted in the increasing unallocated component of the allowance.

Granite’s primary market areas for lending are the middle and western regions of North Carolina. When evaluating the adequacy of allowances, consideration is given to these regional geographic concentrations and the closely associated effect changing economic conditions have on Granite’s customers.

Fair Value Estimates

Granite reports investment securities available for sale, and certain impaired loans and other assets at fair value. At June 30, 2011, the percentage of total assets measured at fair value on a recurring basis was 36.93%. The majority of assets and liabilities reported at fair value are based on quoted market prices or market prices for similar instruments. Other financial assets are reported at fair value on a nonrecurring basis, as impaired loans and other real estate. See Note 9, “Fair Value of Financial Instruments,” on page FS-133 in “Financial Statements—Granite Financial Statements—Notes to Consolidated Financial Statements” for the three- and six- month periods ended June 30, 2011 and see Note 18, “Fair Value of Financial Instruments,” on page FS-165 in “Financial Statements—Granite Financial Statements—Notes to Consolidated Financial Statements” for the year ended December 31, 2010 for additional disclosures regarding the fair value of financial instruments.

THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2011

Executive Overview

The loss for the six months ended June 30, 2011 is $5.2 million, compared to the $16.9 million loss for the same period of 2010. The comparative loan loss provisions are $6.0 million for 2011 versus $20.6 million for 2010. The results for the 2011 period continue to reflect a reduced inflow of problem loans and the six month period of 2010 appears to have been the end of the inflection point of the extreme problem credit inflow and underlying collateral depreciation.

However, the three month period ending June 30, 2011 loss of $3.4 million was $1.6 million more than the first quarter of 2011 and is reflective of the continuing level of problem loans. The resolution process, which in many instances relates to the legal process of foreclosure or bankruptcy, continues to be very extended and costly. Secondly, a significant part of the second quarter loss increase is related to the increased loan loss provision and increased losses on other real estate.

The nonperforming loans of $49.9 million at June 30, 2011 are down from $62.3 million at December 31, 2010. While this is an improvement, the current operations of Bank of Granite cannot absorb the resolution costs of the nonperforming assets until the amounts are substantially reduced.

The balance sheet contraction continues as Bank of Granite continues to minimize required capital levels. The liquidity levels have been maintained at substantially adequate levels through deposit retention and liquidity from loan resolution.

As will be discussed in more detail in the balance sheet and operations analysis, Bank of Granite’s revenue is decreasing as loans are replaced with lower earning securities and other income sources are challenged by new regulation, while expenses remain stable at an elevated level. The high level of costs related to loan and other real estate resolution and expenses related to the proposed merger transaction offset the continuing decreases in personnel costs and reduced FDIC assessments. These facts and the loan loss provisioning are the basis for asserting a challenging outlook.

The decrease in the capital levels at June 30, 2011 from December 31, 2010 or March 31, 2011 is not dramatic. However, Bank of Granite is significantly undercapitalized and is at risk to becoming critically undercapitalized unless the operating losses are contained or the Merger is completed in the near term.

Granite and Bank of Granite have been notified by the primary regulator that a revised capital enhancement plan is required, and that revision was filed March 17, 2011. The plan is based on the completion of the Merger.

More importantly, on April 26, 2011 Granite entered into the Merger Agreement with FNB United to merge and simultaneously recapitalize the combined entities through the investment of $310 million in the newly merged company. See Note 2, “Regulatory Matters and Going Concern Consideration,” on page FS-122 and Note 3, “Proposed Merger and Recapitalization,” on page FS-124 in the “Notes to Condensed Consolidated Financial Statements” for a more detailed description of the proposed transaction. The following sections of this discussion provide more details regarding current and prior year matters.

Results of Operations

For the Three Months Ended June 30, 2011

Compared With the Same Period in 2010

Financial Highlights for the Quarterly Periods	Three Months Ended June 30,
(In Thousands)	2011	2010	% change

Earnings
Net interest income	$7,309	$7,979	-8.4%
Provision for loan losses	4,001	8,503	-52.9%
Other income	2,000	1,925	3.9%
Other expense	8,727	9,709	-10.1%
Net loss	(3,419)	(7,518)	54.5%

Financial Highlights for the Year-to-Date Periods	Six Months Ended June 30,
(In Thousands except per share amounts)	2011	2010	% change

Earnings
Net Interest income	$14,736	$16,344	-9.8%
Provision for loan losses	6,006	20,603	-70.8%
Other income	2,684	3,579	-25.0%
Other expense	16,625	16,971	-2.0%
Net loss	(5,211)	(16,861)	69.1%
Per share
Net loss
– Basic	$(0.34)	$(1.09)	68.8%
– Diluted	(0.34)	(1.09)	68.8%
Average for period
Assets	$842,164	$1,031,664	-18.4%
Loans	523,234	717,297	-27.1%
Deposits	789,904	941,864	-16.1%
Stockholders’ equity	23,166	43,503	-46.7%

Performance Summary

Net interest income

Net interest income of $7.3 million for the second quarter of 2011 was down 8.4% from the same quarter of 2010 and is reflective of the contracting loan portfolio (down $176.1 million or 27.0% compared to June 30, 2010).

The second quarter 2011 net interest margin of 3.94% was slightly higher than the first quarter of 2011 and each of the four quarters of 2010. The net interest margin protection is primarily the result of a steadily declining cost of funds in the referenced period as time deposits from prior high cost periods have matured. Granite’s management believes any declines in future periods will be insignificant and margin compression is likely.

The net interest income for the first six month periods of $14.7 million for 2011 versus $16.3 million for 2010 reflects the reduced interest income from the loan portfolio contraction which is partially offset by the net interest margin improvement of 3.84% for 2011 versus 3.46% for 2010 as Bank of Granite focused on risk based loan pricing while cost of funds rates were declining as cited in the preceding paragraph.

Provision for loan losses

The provision for loan losses of $4.0 million for the second quarter was down $4.5 million from the second quarter of 2010 as the continued resolution of problem assets and a low volume of new loans resulted in the reduced size of the loan portfolio and required lower levels of provisions to maintain the allowance for losses at reasonable levels.

The provision for loan losses for the first six month period of 2011 of $6.0 million versus $20.6 million for the same period of 2010 is also reflective of the reduced loan portfolio in 2011 compared to 2010.

See additional discussion in the Executive Overview and Provisions for Loan Losses, Allowance for Loan Losses and Discussions of Asset Quality, and Note 5, “Loans and Allowances for Loan Losses,” in the “Notes to Condensed Consolidated Financial Statements.”

Other noninterest income

Noninterest income in the second quarter of 2011 included $680,000 securities gains versus $631,000 securities losses in the first quarter. The second quarter noninterest income was slightly higher than the same period of 2010. The total noninterest income for the six month period of 2011 was $2.7 million compared to $3.6 million for the same period of 2010. The decrease in deposit service charges and fees reflects the effect of new regulations on overdraft charges and the reduction in deposits for 2011 compared to 2010.

Noninterest expense

Noninterest expense was lower in the second quarter of 2011 by $982,000 compared to 2010, primarily because of the decrease in FDIC assessments. All other expense categories remained controlled and consistent in comparative periods.

The six month comparison in which 2011 noninterest expense was $346,000 less than 2010 reflects the decrease in FDIC assessments and other real estate writedowns, which were partially offset by increases in legal fees and outside services.

Changes in Financial Condition

The following table reflects the changes in Granite’s assets and liabilities as of June 30, 2011 compared with December 31, 2010.

(In thousands)	June 30, 2011	December 31, 2010	$ Change	% Change
Total assets	$807,060	$875,840	$(68,780)	-7.9%
Earning assets	728,812	818,470	(89,658)	-11.0%
Cash and cash equivalents	59,771	47,224	12,547	26.6%
Investment securities	249,498	255,104	(5,606)	-2.2%
Gross loans	476,788	562,124	(85,336)	-15.2%
Investment in bank owned life insurance	4,387	4,320	67	1.6%
Other assets	5,044	6,732	(1,688)	-25.1%

Total liabilities	$787,757	$851,450	$(63,693)	-7.5%
Deposits	759,666	822,307	(62,641)	-7.6%
Non-interest-bearing demand deposits	87,920	92,345	(4,425)	-4.8%
Interest-bearing demand deposits	254,674	268,817	(14,143)	-5.3%
NOW accounts	111,544	113,213	(1,669)	-1.5%
Money market accounts	143,130	155,604	(12,474)	-8.0%
Savings deposits	21,651	20,265	1,386	6.8%
Time deposits	395,421	440,880	(45,459)	-10.3%
Overnight and short-term borrowings	24,000	18,000	6,000	33.3%
Long-term borrowings	0	6,000	(6,000)	n/a
Other liabilities	3,303	4,097	(794)	-19.4%

The changes in Granite’s balance sheet for the six months ended June 30, 2011 reflect the continued deleveraging of Bank of Granite and changing the risk based asset mix.

The loan portfolio contracted $85.3 million during the first six months of 2011 due to continued aggressive problem loan resolution and very weak loan demand. The loan to deposit ratio at June 30, 2011 was 62.8% compared to 68.4% at December 31, 2010.

Bank of Granite’s deposits decreased $62.6 million during the first six months of 2011. While the offered deposit rates are competitive in the market, the marketing and rate posture for 2011 has been neutral to the local market. Bank of Granite has been notified that the state of North Carolina is a high cost deposit market, and that allows it to price deposit products in relation to the local market offered rates as compared to more restrictive national market rate caps. The issue has no effect currently; however, it could allow Bank of Granite more flexibility in pricing deposits in the future.

Provisions for Loan Losses, Allowance for Loan Losses and Discussions of Asset Quality

The risks inherent in Granite’s loan portfolio, including the reasonableness of the allowance or reserve for loan losses, are significant estimates that are based on assumptions by Granite’s management regarding, among other factors, general and local economic conditions, which are difficult to predict. In estimating these risks and the related loss reserve levels, Granite’s management also considers the financial conditions of specific borrowers and credit concentrations with specific borrowers, groups of borrowers, and industries.

Granite’s management uses several measures to assess and monitor the credit risks in Granite’s loan portfolio, including a loan grading system that begins upon loan origination and continues until the loan is collected or collectability becomes doubtful. When originated or renewed, all loans over a certain dollar amount receive in-depth reviews and risk assessments by Bank of Granite’s Credit Administration. Furthermore, loans and commitments made during the month, as well as commercial loans past due 30 days or more, are reviewed monthly by the Loan Committee of the Bank of Granite’s board of directors.

Large commercial loans that exhibit probable or observed credit weaknesses are subject to individual review for impairment. When individual loans are impaired, the impairment allowance is measured in accordance with the accounting standard entitled Accounting By Creditors for Impairment of a Loan. The predominant measurement method for Bank of Granite is the evaluation of the fair value of the underlying collateral. Allowance levels are estimated for other commercial loans in the portfolio based on their assigned credit risk grade, type of loan and other matters related to credit risk. Bank of Granite aggregates non-graded retail type loans into pools of similar credits and reviews the historical loss experience associated with these pools as the criteria to allocate the allowance to each category.

The allowance for loan losses is comprised of three components: specific reserves, general reserves and unallocated reserves. Generally, all loans with outstanding balances of $250,000 or greater that have been identified as impaired are reviewed periodically in order to determine whether a specific allowance is required. When the value of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. Impaired loans individually evaluated are excluded from the general allowance calculations as described below.

The general allowance reflects the best estimate of probable losses that exist within the portfolios of loans that have not been specifically identified. The general allowance for the commercial loan portfolio is established considering several factors including: current loan grades, historical loss rates, estimated future cash flows available to service the loan, and the results of individual loan reviews and analyses. The allowance for loan losses for consumer loans, mortgage loans, and leases is determined based on past due levels and historical projected loss rates relative to each portfolio.

The unallocated component of the allowance is determined through Granite’s assessment of probable losses that are in the portfolio but are not adequately captured by the other two components of the allowance. The increasing uncertainty related to the current economic and business conditions has caused management to acknowledge the high level of continuing risk to the overall portfolio by continuing to increase the unallocated allowance component. The unallocated allowance also reflects Granite’s management’s acknowledgement of the imprecision and subjectivity that underlie the assessment of credit risk in general.

The allowance for loan losses is created by direct charges to operations. Losses on loans are charged against the allowance for loan losses in the accounting period in which they are determined by us to be uncollectible. Recoveries during the period are credited to the allowance for loan losses.

Granite’s management is continuing to closely monitor the value of real estate serving as collateral for Granite’s loans, particularly lots and land under development, due to continued concern that the low level of real estate sales activity will continue to have a negative impact on the value of real estate collateral. In addition, depressed market conditions have adversely affected the financial condition and liquidity position of certain of Granite’s borrowers. Also, the value of commercial real estate collateral may come under further pressure from weak economic conditions and prevailing unemployment levels.

Granite believes that its allowance is a reasonable estimation of probable losses incurred in its loan portfolio at June 30, 2011. No assurance can be given, however, that adverse economic circumstances or other events, including additional and continued loan review, future regulatory examination findings or changes in borrowers’ financial conditions, will not result in increased losses in the loan portfolio or in the need for increases in the allowance for loan losses or further writedowns of other real estate owned.

The following table and subsequent discussion present an analysis of changes in the allowance for loan losses for the second quarters and year-to-date periods of 2011 and 2010, respectively.

	Three months Ended June 30,		Six Months Ended June 30,
(In thousands)	2011	2010	2011	2010
Allowance for loan losses, beginning of period	$25,175	$30,346	$28,273	$27,837

Net charge-offs:
Loans charged off:
Real estate — construction	2,267	1,175	3,517	4,456
Real estate — mortgage, commercial	4,853	5,130	8,112	10,196
Commercial and industrial	1,076	3,717	2,069	5,420
Consumer	209	236	477	296

Total charge-offs	8,405	10,258	14,175	20,368
Recoveries of loans previously charged off:
Real estate — construction	14	92 2	26	92
Real estate — mortgage, commercial	137	438	431	675
Commercial and industrial	166	476	490	728
Consumer	27	23	64	53
Total recoveries	344	1,029	1,011	1,548

Net charge-offs	8,061	9,229	13,164	18,820
Loss provisions charged to operations	4,001	8,503	6,006	20,603

Allowance for loan losses, end of period	$21,115	$29,620	$21,115	$29,620

Ratio of annualized net charge-offs during the period to average loans during the period	6.45%	5.41%	5.07%	5.29%
Allowance coverage of annualized net charge-offs	65.31%	80.02%	79.54%	78.05%
Allowance as a percentage of loans	4.43%	4.54%	4.43%	4.54%

See Note 5, “Loans and Allowances for Loan Losses” in the “Notes to Condensed Consolidated Financial Statements” for the allocation of the allowance for loan losses by portfolio segment.

Nonperforming assets at June 30, 2011 and December 31, 2010 were as follows:

	June 30,	December 31,
(In thousands)	2011	2010
Nonperforming assets:
Nonaccrual loans	$33,489	$40,577
Restructured loans — nonaccrual	16,410	21,692

Total nonperforming loans	49,899	62,269
Foreclosed properties	17,187	11,605

Total nonperforming assets	$67,086	$73,874

Loans past due 90 days or more and still accruing interest	$1,178	$7,466

Nonperforming loans to total loans	10.47%	11.08%
Allowance coverage of nonperforming loans	42.32%	45.40%
Nonperforming assets to total assets	8.31%	8.43%

If interest from nonaccrual loans, including impaired loans, had been recognized in accordance with the original terms of the loans, the estimated gross interest income for the second quarters of 2011 and 2010 that would have been recorded was approximately $777,000 and $899,000, respectively. For the comparable year-to-date periods, interest income of approximately $1.7 million in 2011 and in 2010 would have been recognized in accordance with the original terms of the nonaccrual loans.

Granite classifies loans as nonaccrual when the loan is 90 days past due, or Granite believes the loan may be impaired, and the accrual of interest on such loans is discontinued. The recorded accrued interest receivable deemed uncollectible is reversed to the extent it was accrued in the current year or charged-off to the extent it was accrued in previous years. A loan classified as nonaccrual is returned to accrual status when the obligation has been brought current, it has been performed in accordance with its contractual terms for a sufficient period of time, and the ultimate collection of principal and interest is no longer considered doubtful. Of Bank of Granite’s $49.9 million in nonperforming loans at June 30, 2011, approximately $13.0 million are for unimproved land or residential lots in various stages of development. The remaining population consists of loans to a variety of small business operations that are in default.

All of Granite’s investment in impaired loans, $39.8 million at June 30, 2011, is included in nonaccruing loans in the table above, and the related loan loss allowance was $4.8 million. At December 31, 2010, Granite’s investment in impaired loans was $58.0 million, and the related loan loss allowance was $11.6 million The average recorded balance of impaired loans was $48.9 million for the first six months of 2011 and $44.1 million for the first six months of 2010.

In addition to the nonaccrual loans, Bank of Granite has potential problem loans of approximately $73.8 million at June 30, 2011. Potential problem loans are loans as to which Granite’s management had serious doubts as to the ability of the borrowers to comply with present repayment terms. These loans do not meet the criteria for, and are therefore not included in, nonperforming assets. Granite’s management defines potential problem loans as those loans graded substandard in Bank of Granite’s grading system. These loans were considered in determining the reasonableness of the allowance for loan losses and are closely and regularly monitored to protect Bank of Granite’s interests.

Impaired loans at June 30, 2011 and December 31, 2010 were as follows:

	June 30, 2011		December 31, 2010
(In thousands)	Balance	Associated Impairment	Balance	Associated Impairment
Impaired loans individually reviewed
With no impairment	$22,423	$0	$7,919	$0
With impairment	17,376	4,800	50,081	11,563

Total impaired loans	$39,799	$4,800	$58,000	$11,563

Impaired loans (across all segments) at June 30, 2011 and December 31, 2010 were as follows:

	June 30, 2011		December 31, 2010
(In thousands)	Balance	Associated Impairment	Balance	Associated Impairment
Real estate — construction	$10,056	$844	$16,674	$3,175
Real estate — mortgage, commercial	27,499	3,289	37,721	7,079
Commercial and industrial	2,170	627	3,605	1,309
Consumer	74	0	0	0

Total impaired loans	$39,799	$4,800	$58,000	$11,563

Troubled Debt Restructurings at June 30, 2011 and December 31, 2010 were as follows:

	June 30, 2011		December 31, 2010
(In thousands)	Balance	Associated Impairment	Balance	Associated Impairment
Troubled debt restructurings, with no impairment	$12,880	$0	$7,114	$0
Troubled debt restructurings, with impairment	3,530	783	14,578	2,150

Total troubled debt restructurings	$16,410	$783	$21,692	$2,150

TDRs are a subset of impaired loans. TDRs are predominantly real estate loans or real estate loans of operating companies. The predominant modification or concessions to the listed troubled borrowers has been principal and interest forgiveness to structure payments that existing operations can support. The common characteristic of the real estate restructures has been to restructure payments that guarantors could make as part of the transition to the ultimate disposition of the collateral by the guarantors.

The policy for returning TDRs to accrual status has been to not return to accrual until the year after the effective date of the TDR at the earliest. Secondly, Granite does not return to accrual until all payments of interest and principal are current and Granite believes there is reasonable basis to believe the borrower can continue such payments. Currently, all Bank of Granite TDRs are on nonaccrual status. TDRs are periodically evaluated for return to accrual status, which would occur if the borrower’s ability to meet the revised payment schedule is reasonably assured.

Changes in foreclosed properties for the six months ended June 30, 2011 and 2010 were as follows:

	Six Months Ended June 30,
(In thousands)	2011	2010
Balance at beginning of period	$11,605	$13,235
Additions	13,305	8,329
Proceeds from sale	(4,798)	(1,891)
Write-downs and net gain (loss) on sale	(2,925)	(3,114)

Balance at end of period	$17,187	$16,559

Off-Balance Sheet Arrangements

Granite has off-balance sheet commitments to lend in the forms of unfunded commitments to extend credit and standby letters of credit. Further discussions of off-balance sheet arrangements are included in Note 8, “Commitments and Contingencies,” on page FS-133 in the “Notes to Condensed Consolidated Financial Statements.”

Contractual Obligations

As of June 30, 2011, there were no material changes to contractual obligations in the form of long-term borrowings and operating lease obligations as compared to those disclosed in Granite’s Annual Report on Form 10-K for the year ended December 31, 2010. See also Note 8, “Commitments and Contingencies,” in the “Notes to Condensed Consolidated Financial Statements” for changes in other commitments in the form of commitments to extend credit and standby letters of credit.

YEAR ENDED DECEMBER 31, 2010

Executive Overview

Bank of Granite’s level of losses for loan charge-offs and losses on the disposal of assets taken in lieu of loan payments, continues at very elevated levels. Nonperforming loans continue at correspondingly high levels, although the pace of inflow of nonperforming loans has slowed in the fourth quarter and into 2011.

Losses during 2010 have further eroded Bank of Granite’s capital levels, and Bank of Granite is now significantly undercapitalized.

Granite’s net loss in 2010 was $23.7 million, or $1.53 per share, compared to a net loss of $25.6 million, or $1.66 per share, for 2009.

The most significant items when comparing overall financial results of 2010 to 2009 are as follows:

•	The provision for loan losses increased by $2.1 million from 2009 to 2010, caused mainly by the factors discussed above.

•	The 2009 operating loss reflected approximately a $2.1 million loss for the mortgage company, which operation was closed in the third quarter of 2009.

•

The deleveraging of Bank of Granite continues. The limited lending opportunities and the aggressive problem loan resolution program has reduced the loan portfolio by $212.9 million, or 27.5%, in 2010. Deposits have declined by $144.3 million, or 14.9%. The significant component of the decline has been the result of reducing deposit pricing from the 2009 levels. The improved liquidity position versus 2009 has facilitated a less aggressive deposit pricing model.

•	Other more significant differences between 2010 and 2009 are:

•	Securities gains in 2010, which were $2.4 million compared to gains and write downs in 2009 of net $78,000.

•	2010 salaries and benefits declined $5.8 million, or 35.9%, versus 2009, as Granite’s headcount was reduced in accordance with its contracting operations.

•	Other real estate owned expenses declined $3.0 million, or 28.8%.

The following sections of this discussion provide more detail regarding current and prior year matters. Additionally, Note 2, “Regulatory Matters and Going Concern Considerations,” in “Financial Statements—Granite Financial Statements—Notes to Consolidated Financial Statements,” beginning on page FS-146 discusses the regulatory and capital levels in more detail.

Results of Operations

Performance Summary for 2010 and 2009

The following table summarizes Granite’s 2010 and 2009 operating results. The net loss for 2010 of $23.7 million is only 7.5% lower than the 2009 loss of $25.6 million. However, there are positive elements to the results. The net interest income remained level year on year as explained in more detail in a later section. Maintenance of the level of net interest income and managing a reduction in the extreme levels of credit costs are the key elements in any improvement in Granite’s performance in 2011.

The level of charge-offs and the related loan loss provision accompanied an increase of nonperforming loans to $62.3 million at December 31, 2010. However, the December 31, 2010 amount is $15.0 million lower than the high point in 2010 and continues to decline into 2011. If the inflow of nonperforming loans slows as indicated, the credit costs are anticipated to decline in 2011.

The increase in securities interest, $4.5 million or 111.7%, relates primarily to increasing levels of investments as Bank of Granite’s lending opportunities have declined.

The other income, while level year on year, reflects a $500,000 decrease in overdraft fees as an early indication of new regulatory effects and a $750,000 decline in Bank Owned Life Insurance (“BOLI”) income as a result of the liquidation of most of the BOLI investment in 2009, offset primarily by $2.4 million of securities gains, which was a $1.5 million increase over 2009.

The decrease in other expenses of $9.4 million in 2010 includes a $5.8 million decrease in personnel expenses. Approximately $2.8 million of the reduction relates to Bank of Granite’s continuing personal rationalization processes, and $2.9 million related to personnel costs included severance payments for the mortgage company in 2009. Additional components of other expense included a $2.2 million decline in other real estate losses to $5.6 million in 2010.

The following table highlights differences in operations for the year ended December 31, 2010 compared to the year ended December 31, 2009.

	2010	2009	$ Change	% Change
(Table dollars in thousands except per share amounts)
Net loss	$(23,664)	$(25,620)	$1,956	7.6%
Net loss per share	(1.53)	(1.66)	0.13	7.8%

Interest income	44,799	52,646	(7,847)	-14.9%
Interest expense	13,610	21,224	(7,614)	-35.9%
Net interest income	31,189	31,422	(233)	-0.7%

Interest and fees from loans	36,253	46,948	(10,695)	-22.8%
Average gross loans	661,387	877,432	(216,045)	-24.6%

Provision for loan losses	30,832	28,733	2,099	7.3%
Charge-offs, net of recoveries	30,396	25,702	4,694	18.3%
Nonperforming loans	62,269	53,140	9,129	17.2%

Interest on securities and overnight investments	8,536	4,032	4,504	111.7%
Total other income	8,783	8,887	(104)	-1.2%
Total noninterest expenses	33,594	42,996	(9,402)	-21.9%
Personnel expenses	10,257	16,010	(5,753)	-35.9%
Other noninterest expenses	23,337	26,986	(3,649)	-13.5%

Income tax benefit	(790)	(5,800)	5,010	-86.4%

Net interest margin	3.44%	3.11%
Average prime rate	3.25%	3.25%
Yield on loans	5.48%	5.54%
Yield on securities and overnight investments	3.47%	3.03%
Cost of interest-bearing deposits	1.58%	2.32%

Net Interest Income

Net interest income (the difference between interest earned on interest-earning assets, and interest paid on interest-bearing liabilities, primarily deposits in Bank of Granite) normally represents the most significant component of Granite’s revenue. Net interest income was approximately $31.2 million and $31.4 million for 2010 and 2009, respectively, representing a decrease of 0.7% for 2010 over 2009.

Granite was able to maintain the net interest income level despite the loan portfolio contraction (24.6%) and the increasing nonaccrual component of the loan portfolio year over year. The yield on loans has remained stable as the loan pricing has continued to focus on risk assessment that is generally reflective of the loan risk grade. Additionally, the investment portfolio was expanded substantially after Bank of Granite’s liquidity was stabilized in early 2010 and contingency cash fund requirements lessened. As a result of the expansion and a year over year yield improvement, investment income ($8.5 million) increased 111.7%.

The liquidity provided by the loan portfolio also facilitated a less aggressive deposit pricing profile, particularly in the fourth quarter coupled with maturing time deposits from the pre-2008 rate environment to reduce deposit costs by 74 basis points (35.9% lower year over year), or $7.6 million.

The following table presents Granite’s daily average balances, interest income and expense and average rates earned and paid on interest-earning assets and interest-bearing liabilities for the last three years.

AVERAGE BALANCES AND INTEREST INCOME ANALYSIS

for the years ended December 31,

	2010			2009			2008
(Table dollars in thousands)	Average Balance	Average Yield/ Cost	Interest Income/ Expense	Average Balance	Average Yield/ Cost	Interest Income/ Expense	Average Balance	Average Yield/ Cost	Interest Income/ Expense
Assets
Loans (1)	$661,387	5.48%	$36,263	$877,432	5.54%	$48,614	$971,560	6.41%	$62,289
Taxable securities	245,645	3.47%	8,536	126,253	2.90%	3,660	83,166	3.89%	3,236
Nontaxable securities (2)	476	0.00%	—	8,270	6.77%	560	30,839	6.66%	2,054
Federal funds sold	—	n/a	—	5,116	0.16%	8	4,667	1.35%	63

Total interest-earning assets	907,508	4.94%	44,799	1,017,071	5.20%	52,842	1,090,232	6.20%	67,642

Cash and due from banks	64,618			39,091			23,919
All other assets	15,399			45,497			75,549

Total assets	$987,525			$1,101,659			$1,189,700

Liabilities and stockholders’ equity
NOW deposits	$120,482	0.53%	641	$140,022	0.96%	1,348	$134,919	1.14%	1,533
Money market deposits	154,587	0.98%	1,510	197,416	1.51%	2,981	233,782	2.89%	6,755
Savings deposits	19,898	0.20%	39	20,303	0.20%	40	21,567	0.24%	52
Time deposits of $100 or more	241,184	2.10%	5,068	209,525	3.16%	6,630	214,208	4.07%	8,724
Other time deposits	271,697	2.03%	5,518	282,971	3.07%	8,699	246,424	3.89%	9,580

Interest-bearing deposits	807,848	1.58%	12,776	850,237	2.32%	19,698	850,900	3.13%	26,644
Overnight borrowings	—	n/a	—	11,240	1.09%	123	28,305	2.48%	703
Other borrowings	34,236	2.44%	834	45,569	3.08%	1,403	52,857	4.55%	2,406

Total interest-bearing liabilities	842,084	1.62%	13,610	907,046	2.34%	21,224	932,062	3.19%	29,753

Noninterest-bearing deposits	102,228			111,614			131,563
Other liabilities	6,303			15,134			12,820
Stockholders’ equity	36,910			67,865			113,255

Total liabilities and stockholders’ equity	$987,525			$1,101,659			$1,189,700

Net yield on earning assets and net interest income (2) (3)		3.44%	$31,189		3.11%	$31,618		3.48%	$37,889

Interest rate spread (4)		3.32%			2.86%			3.01%

(1)	Nonaccrual loans have been included.
(2)	Yields and interest income on tax-exempt investments have been adjusted to tax equivalent basis using a 35% tax rate for 2010, 2009 and 2008. The taxable equivalent adjustments were approximately $0, $196 thousand and $719 thousand for 2010, 2009 and 2008, respectively.
(3)	Net yield on earning assets is computed by dividing net interest earned by average earning assets.
(4)	The interest rate spread is the interest-earning assets rate less the interest-bearing liabilities rate.

Changes in interest income and interest expense can result from changes in both volume and rates. The following table sets forth the dollar amount of increase (decrease) in interest income and interest expense resulting from changes in the volume of interest-earning assets and interest-bearing liabilities and from changes in yields and rates.

INTEREST RATE AND VOLUME VARIANCE ANALYSIS

for the years ended December 31,

	2010 compared to 2009			2009 compared to 2008
	Change Attributable to			Change Attributable to
(Table in thousands)	Volume(1)	Rate(1)	Total	Volume(1)	Rate(1)	Total
Loans	$(11,908)	$(443)	$(12,351)	$(5,625)	$(8,050)	$(13,675)
Taxable securities	3,805	1,071	4,876	1,463	(1,039)	424
Nontaxable securities	(264)	(296)	(560)	(1,516)	22	(1,494)
Federal funds sold	(8)	—	(8)	3	(58)	(55)

Interest-earning assets	$(8,375)	$332	$(8,043)	$(5,675)	$(9,125)	$(14,800)

NOW deposits	$(146)	$(561)	$(707)	$54	$(239)	$(185)
Money market deposits	(533)	(938)	(1,471)	(800)	(2,974)	(3,774)
Savings deposits	(1)	—	(1)	(3)	(9)	(12)
Time deposits of $100 or more	834	(2,396)	(1,562)	(169)	(1,925)	(2,094)
Other time deposits	(288)	(2,893)	(3,181)	1,272	(2,153)	(881)

Interest-bearing deposits	(134)	(6,788)	(6,922)	354	(7,300)	(6,946)
Overnight borrowings	(123)	—	(123)	(305)	(275)	(580)
Other borrowings	(313)	(256)	(569)	(278)	(725)	(1,003)

Interest-bearing liabilities	$(570)	$(7,044)	$(7,614)	$(229)	$(8,300)	$(8,529)

(1)	The rate/volume variance for each category has been allocated equally on a consistent basis between rate and volume variances.

Capital Resources

The levels of capital resources and related regulatory matters are discussed in detail in Note 2, “Regulatory Matters and Going Concern Considerations,” on page FS-146 and Note 14, “Regulation and Regulatory Restrictions,” on page FS-159 in “Financial Statements—Granite Financial Statements—Notes to Consolidated Financial Statements.” As set forth therein, Bank of Granite’s capital levels are significantly below the capital levels set forth in the regulatory Order pursuant to which Bank of Granite operates. As a result, Bank of Granite is precluded from paying dividends to Granite for the duration of the Granite Consent Order.

Loans

Granite’s lending activities have been concentrated in real estate related loans and commercial loans to small and medium sized businesses. Granite has a diversified loan portfolio with no concentrations to any one borrower. The amounts and types of loans outstanding for the past five years are shown in the following table.

LOANS

As of December 31,

(Table dollars in thousands)
	2010		2009		2008		2007		2006
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Loans
Real estate - Construction	$26,920	4.8%	$59,701	7.7%	$146,167	15.4%	$182,457	19.2%	$161,072	17.6%
Mortgage	413,761	73.6%	511,771	66.0%	537,495	56.6%	466,475	49.2%	442,819	48.4%
Commercial and industrial	69,334	12.3%	143,011	18.4%	198,440	20.9%	237,667	25.1%	248,388	27.2%
Consumer	52,443	9.3%	61,186	7.9%	67,639	7.1%	61,515	6.5%	61,890	6.8%

Total loans	562,458	100.0%	775,669	100.0%	949,741	100.0%	948,114	100.0%	914,169	100.0%

Deferred origination fees, net	(334)		(650)		(1,592)		(1,788)		(1,677)

Total loans, net of deferred fees	$562,124		$775,019		$948,149		$946,326		$912,492

For commercial and industrial loans, Bank of Granite is generally collateralized by all business assets, including the related real estate where applicable. Also see Note 18, “Fair Value of Financial Instruments” in “Financial Statements—Granite Financial Statements—Notes to Consolidated Financial Statements,” on page FS-165.

NONPERFORMING LOANS AND NONPERFORMING ASSETS

As of December 31,

(Table dollars in thousands)	2010	2009	2008	2007	2006
Nonperforming assets
Nonaccrual loans	$40,577	$36,542	$50,591	$36,450	$9,289
Restructured loans - nonaccrual	21,692	16,598	—	—	—

Total nonperforming loans	62,269	53,140	50,591	36,450	9,289
Foreclosed properties	11,605	13,235	6,805	2,491	1,162

Total nonperforming assets	$73,874	$66,375	$57,396	$38,941	$10,451

Loans past due 90 days or more and still accruing interest	7,466	1,195	114	162	5,074

Nonperforming loans to total loans	11.08%	6.86%	5.34%	3.85%	1.02%
Allowance for loan losses to nonperforming loans	45.40%	52.38%	49.03%	48.49%	169.95%
Nonperforming loans to total assets	7.11%	5.01%	4.41%	2.99%	0.77%
Nonperforming assets to total assets	8.43%	6.26%	5.00%	3.19%	0.87%

Granite classifies loans as nonaccrual when the loan is 90 days past due, or believes the loan may be impaired, and the accrual of interest on such loans is discontinued. The recorded accrued interest receivable deemed uncollectible is reversed to the extent it was accrued in the current year or charged-off to the extent it was accrued in previous years. A loan classified as nonaccrual is returned to accrual status when the obligation has been brought current, it has performed in accordance with its contractual terms for a sufficient period of time, and the ultimate collection of principal and interest is no longer considered doubtful. Of Bank of Granite’s $62.3 million nonperforming loans at December 31, 2010, approximately $25.0 million is single family homes, unimproved land or residential lots in various stages of development. The remaining population consists of loans to a variety of small business operations that are in default and are generally secured by commercial real estate. The $7.5 million of 90 day still accruing at December 31, 2010 essentially related to approximately 10 credits (2 accounted for 70% of the balance) that were in process of renewal and were 90 days past maturity. All of the loans were renewed in January 2011. There is an executive level approval process to enable loans to continue on accrual beyond 90 days past due.

All of Granite’s investment in impaired loans, $58.0 million at December 31, 2010, is included in nonaccrual loans in the table above, and the related loan loss allowance for these loans was $11.6 million. At December 31, 2009, Granite’s investment in impaired loans was $38.9 million, and the related loan loss allowance was $7.7 million. The average recorded balance of impaired loans was $48.5 million for 2010 and $34.0 million for 2009.

In addition to the nonaccrual loans, Bank of Granite has potential problem loans of approximately $75.7 million at December 31, 2010. Potential problem loans are loans as to which Granite’s management has serious doubts as to the ability of the borrowers to comply with present repayment terms. These loans do not meet the criteria for, and are therefore not included in, nonperforming assets. Granite’s management defines potential problem loans as those loans graded substandard in Bank of Granite’s grading system. These loans were considered in determining the adequacy of the allowance for loan losses and are closely and regularly monitored to protect Bank of Granite’s interests.

IMPAIRED LOANS

	December 31, 2010		December 31, 2009
(Table in thousands)	Balance	Associated Impairment	Balance	Associated Impairment
Impaired loans individually reviewed, with no impairment	$7,919	$—	$10,090	$—
Impaired loans individually reviewed, with impairment	50,081	11,563	28,822	7,715

Total impaired loans	$58,000	$11,563	$38,912	$7,715

IMPAIRED LOANS (ACROSS ALL SEGMENTS)

	December 31, 2010		December 31, 2009
(Table in thousands)	Balance	Associated Impairment	Balance	Associated Impairment
Real estate - construction	$16,674	$3,175	$13,419	$3,128
Real estate - mortgage, commercial	37,721	7,079	23,423	4,328
Commercial and industrial	3,605	1,309	2,070	259

Total impaired loans	$58,000	$11,563	$38,912	$7,715

Bank of Granite classifies a loan as impaired when, based on current information and events, management believes it is probable that Bank of Granite will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured primarily based on the fair value of the collateral supporting the loan. The total balance of impaired loans increased $19.1 million, or 49.1% in 2010 compared to 2009, and the loan loss allowance related to impaired loans increased $3.8 million. The loan loss allowance related to impaired loans was 19.9% as of December 31, 2010 compared to 19.8% as of December 31, 2009.

The following table presents troubled debt restructurings and the allowance associated with these loan balances.

TROUBLED DEBT RESTRUCTURINGS

	December 31, 2010		December 31, 2009
(Table in thousands)	Balance	Associated Impairment	Balance	Associated Impairment
Troubled debt restructurings, with no impairment	$7,114	$—	$8,964	$—
Troubled debt restructurings, with impairment	14,578	2,150	7,634	2,113
Total troubled debt restructurings	$21,692	$2,150	$16,598	$2,113

TDRs are a subset of impaired loans. TDRs generally occur when a borrower is experiencing current financial difficulties. Bank of Granite will work with the borrower to improve the likelihood of recovery of the loan. To facilitate the process, a concessionary modification that would not otherwise be considered is granted, resulting in classification as a TDR. Bank of Granite considers all TDRs to be impaired loans. Currently, all Bank of Granite TDRs are on nonaccrual status. TDRs are periodically evaluated for return to accrual status, which would occur if the borrower’s ability to meet the revised payment schedule is reasonably assured.

For the years ended December 31, 2010 and 2009, the estimated gross interest income that would have been recorded had the nonaccruing loans been current in accordance with their original terms was $3.5 million, and $2.8 million, respectively, while the interest recognized on such loans was immaterial for each period.

Provisions and Allowances for Loan Losses

The adequacy of the allowance for loan losses is a significant estimate that is based on assumptions by Granite’s management regarding, among other factors, general and local economic conditions, which are difficult to predict. In estimating these risks and the related allowance levels, Granite also considers the financial conditions of specific borrowers and credit concentrations with specific borrowers, groups of borrowers, and industries.

Granite uses several measures to assess and monitor the credit risks in Granite’s loan portfolio, including a loan grading system that begins upon loan origination and continues until the loan is collected or collectability becomes doubtful. When originated or renewed, all loans over a certain dollar amount receive in-depth reviews and risk assessments by Bank of Granite’s Credit Administration. Furthermore, loans and commitments made during the month, as well as commercial loans past due 30 days or more, are reviewed monthly by the Loan Committee of Bank of Granite’s board of directors.

Large commercial loans that exhibit probable or observed credit weaknesses are subject to individual review for impairment. When individual loans are impaired, the impairment allowance is measured in accordance with the accounting standard entitled Accounting By Creditors for Impairment of a Loan. The predominant measurement method for Bank of Granite is the evaluation of the fair value of the underlying collateral. Allowance levels are estimated for other commercial loans in the portfolio based on their assigned credit risk grade, type of loan and other matters related to credit risk. Bank of Granite aggregates non-graded retail type loans into pools of similar credits and reviews the historical loss experience associated with these pools as the criteria to allocate the allowance to each category.

The allowance for loan losses is comprised of three components: specific reserves, general reserves and unallocated reserves. Generally, all loans with outstanding balances of $250,000 or greater that have been identified as impaired are reviewed periodically in order to determine whether a specific allowance is required. When the value of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. Loans for which specific reserves are provided are excluded from the general allowance calculations as described below.

The general allowance reflects the best estimate of probable losses that exist within the portfolios of loans that have not been specifically identified. The general allowance for the commercial loan portfolio is established considering several factors including: current loan grades, historical loss rates, estimated future cash flows available to service the loan and the results of individual loan reviews and analyses. The allowance for loan losses for consumer loans, mortgage loans and leases is determined based on past due levels and historical projected loss rates relative to each portfolio.

The unallocated allowance is determined through Granite’s assessment of probable losses that are in the portfolio but are not adequately captured by the other two components of the allowance, including consideration of current economic and business conditions and regulatory requirements. The unallocated allowance also reflects Granite’s acknowledgement of the imprecision and subjectivity that underlie the assessment of credit risk.

The allowance for loan losses is created by direct charges to operations. Losses on loans are charged against the allowance for loan losses in the accounting period in which they are determined by us to be uncollectible. Recoveries during the period are credited to the allowance for loan losses.

Granite’s management is continuing to closely monitor the value of real estate serving as collateral for its loans, especially lots and land under development, due to continued concern that the low level of real estate sales activity will continue to have a negative impact on the value of real estate collateral. In addition, depressed market conditions have adversely impacted, and may continue to adversely impact, the financial condition and liquidity position of certain of Bank of Granite’s borrowers. Additionally, the value of commercial real estate collateral may come under further pressure from weak economic conditions and prevailing unemployment levels.

Granite believes that its allowance is an adequate estimation of probable losses incurred in its loan portfolio at December 31, 2010. No assurance can be given, however, that adverse economic circumstances or other events, including additional and continued loan review, future regulatory examination findings or changes in borrowers’ financial conditions, will not result in increased losses in the loan portfolio or in the need for increases in the allowance for loan losses.

The following table presents an analysis of changes in the allowance for loan losses for years indicated.

CHANGES IN THE ALLOWANCE FOR LOAN LOSSES

for the years ended December 31,

(Table dollars in thousands)	2010	2009	2008	2007	2006
Balance at beginning of year	$27,837	$24,806	$17,673	$15,787	$13,924
Loans charged off:
Real estate - construction	7,333	7,060	7,492	2,215	255
Real estate - mortgage, commercial	16,836	15,912	7,150	12,435	1,453
Commercial and industrial	8,481	5,461	10,519	38,506	2,779
Consumer	729	296	1,553	507	716

Total charge-offs	33,379	28,729	26,714	53,663	5,203

Recoveries of loans previously charged off:
Real estate - construction	503	103	357	100	—
Real estate - mortgage, commercial	999	503	363	74	84
Commercial and industrial	1,375	2,222	2,640	97	364
Consumer	106	199	259	147	204

Total recoveries	2,983	3,027	3,619	418	652

Net charge-offs	30,396	25,702	23,095	53,245	4,551

Provision for loan losses	30,832	28,733	30,228	55,131	6,414

Balance at end of year	$28,273	$27,837	$24,806	$17,673	$15,787

Ratio of net charge-offs during the year to average loans outstanding during the year	4.60%	2.95%	2.42%	5.70%	0.52%
Allowance coverage of net charge-offs	93.02%	108.31%	107.41%	33.25%	346.88%
Allowance as a percentage of gross loans	5.03%	3.59%	2.62%	1.87%	1.73%

The following table presents the allocation of the allowance for loan losses by category; however, the total allowance is available for charging off losses from any category of the entire portfolio.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

As of December 31,

(Table dollars in thousands)
	2010		2009		2008		2007		2006
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Real estate -
Construction	$3,662	4.8%	$5,391	7.7%	$6,509	15.4%	$4,516	19.2%	$4,119	17.6%
Mortgage	19,528	73.6%	18,150	66.0%	13,424	56.6%	9,314	49.2%	8,493	48.4%
Commercial and industrial	3,214	12.3%	3,304	18.4%	3,960	20.9%	2,747	25.1%	2,506	27.2%
Consumer	499	9.3%	602	7.9%	481	7.1%	334	6.5%	307	6.8%
Unallocated	1,370	n/a	390	n/a	432	n/a	762	n/a	362	n/a

Total loans	$28,273	100.0%	$27,837	100.0%	$24,806	100.0%	$17,673	100.0%	$15,787	100.0%

The allowance for loan losses was 5.03%, 3.59% and 2.62% of loans outstanding at December 31, 2010, 2009 and 2008, respectively, which was consistent with Granite’s assessment of the credit quality of the loan portfolio. The allowance for loan losses for real estate loans was 5.26%, 4.12% and 2.92% of loans outstanding at December 31, 2010, 2009 and 2008, respectively. The ratios of net charge-offs during the year to average loans outstanding during the period were 4.60%, 2.95% and 2.42% at December 31, 2010, 2009 and 2008, respectively.

Investment Securities

Granite invests in securities as permitted under bank regulations. These securities include all obligations of the United States Department of the Treasury, agencies of the U.S. government, including mortgage-backed securities, bank eligible obligations of any state or political subdivision, bank eligible corporate obligations, including commercial paper, negotiable certificates of deposit, bankers acceptances, mutual funds and limited types of equity securities.

As noted above, Granite’s investments in marketable securities increased substantially during 2010 as part of its balance sheet restructuring.

Granite’s investment activities are governed internally by a written, board-approved policy. Investment strategies are established in consideration of the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and Granite’s overall interest rate sensitivity. In general, the investment portfolio is managed with a focus on the following goals: (i) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (ii) to provide eligible securities to secure public funds, trust deposits as prescribed by law and other borrowings; and (iii) to earn the maximum return on funds invested that is commensurate with meeting goals (i) and (ii).

At December 31, 2010, the securities classified as available for sale, which are carried at market value, totaled $255.1 million, with an amortized cost of $257.7 million, compared to a December 31, 2009 total market value of $190.9 million with an amortized cost of $195.3 million. Securities available for sale are securities that will be held for an indefinite period of time, including securities that Granite intends to use as a part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk or the need to increase regulatory capital or other similar factors. Securities available for sale consist of securities of U.S. Government agencies with an average life of 10.7 years, state and political subdivisions with an average life of 10.9 years, mortgage-backed securities with an average life of 21.9 years and other bonds, notes and debentures with an average life of 9.6 years. During 2010, $80.5 million in securities matured and approximately $209.7 million in proceeds were received from securities sold.

CONTRACTUAL MATURITIES AND YIELDS OF DEBT SECURITIES

As of December 31, 2010

(Table dollars in thousands)	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years			After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield		Amount	Yield
Available for sale: (1)
U.S. government agency	$—	—	$—	—	$41,985	2.73	%$	19,076	3.81%
State and political subdivisions (2)	—	—	—	—	1,265	4.20%		4,165	5.14%
Mortgage-backed securities	—	—	—	—	—	—		187,741	3.09%
Other	—	—	—	—	3,500	6.10%		—	—

Total	$—		$—		$46,750	3.02	%$	210,982	3.20%

(1)	Securities available for sale are stated at amortized cost.
(2)	Yields on tax-exempt investments have been adjusted to tax equivalent basis using 35% for 2010.

The following table provides information regarding the composition of Granite’s investment securities portfolio at the end of each of the past three years.

COMPOSITION OF INVESTMENT SECURITIES PORTFOLIO

As of December 31,

(Table in thousands)	2010	2009	2008
Available for sale (at estimated fair value):
U.S. government agency	$59,496	$42,051	$46,063
State and political subdivisions	5,258	—	5,416
Mortgage-backed securities	186,811	147,831	—
Other	3,539	1,039	7,097

Total	$255,104	$190,921	$58,576

Held to maturity (at amortized cost):
State and political subdivisions	$—	$—	$23,627

Total	$—	$—	$23,627

CONTRACTUAL OBLIGATIONS

Granite’s contractual obligations and other commitments are summarized in the table below. Other commitments include commitments to extend credit. Because not all of these commitments to extend credit will be drawn upon, the actual cash requirements are likely to be significantly less than the amounts reported for other commitments below.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

As of December 31, 2010

(Table in thousands)	Within One Year	One to Three Years	Three to Five Years	Five Years or More	Total
Contractual Cash Obligations
Short-term borrowings	$18,000	$—	$—	$—	$18,000
Long-term borrowings	—	6,000	—	—	6,000
Capitalized lease obligations	444	799	628	1,141	3,012
Operating lease obligations	95	60	—	—	155

Total	$18,539	$6,859	$628	$1,141	$27,167

Other Commitments
Commitments to extend credit	$22,762	$10,324	$3,438	$40,744	$77,268
Standy letters of credit	1,255	7	—	—	1,262

Total	$24,017	$10,331	$3,438	40,744	$78,530

PERFORMANCE RATIOS

For the Years Ended December 31,

	2010	2009	2008	2007	2006
Return on average assets	-2.40%	-2.33%	-3.05%	-1.27%	1.56%
Return on average equity	-64.11%	-37.75%	-32.01%	-10.95%	12.57%
Average equity to average assets	3.74%	6.16%	9.52%	11.59%	12.42%
Dividend payout	0.00%	0.00%	-11.08%	-53.38%	43.04%
Efficiency ratio	84.04%	106.15%	101.46%	55.64%	48.26%

Off-Balance Sheet Arrangements

Granite has off-balance sheet commitments to lend in the forms of unfunded commitments to extend credit and standby letters of credit. As of December 31, 2010 and 2009, such unfunded commitments to extend credit were approximately $77.3 million and $106.1 million, respectively, while commitments in the form of standby letters of credit totaled approximately $1.3 million and $3.0 million, respectively.

Related Party Transactions

Granite has no material related party transactions. Granite may extend credit to certain directors and officers in the ordinary course of business. These extensions of credit have been made under substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to Granite, did not involve more than the normal risk of collectibility or present other unfavorable features and were made in compliance with applicable banking regulations and federal securities laws. Further discussions of related party transactions are included under Note 4, “Loans,” on page FS-150 in “Financial Statements—Granite Financial Statements—Notes to Consolidated Financial Statements.”

New Accounting Pronouncements

Note 1, “Summary of Significant Accounting Policies,” to “Financial Statements—Granite Financial Statements—Notes to Consolidated Financial Statements” discusses new accounting policies adopted by Granite during 2010 and the expected impact of accounting policies recently issued but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable portions of this section and “Notes to the Consolidated Financial Statements,” beginning on page FS-143.

Liquidity and Asset/Liability Management at June 30, 2011

Granite’s historical liquidity management process included anticipating operating cash requirements, evaluating time deposit maturities, monitoring loan to deposit ratios, and correlating these activities to an overall periodic internal liquidity measure. In evaluating Granite’s asset mix, Granite has sought to maintain a securities portfolio sufficient to provide short-term liquidity in periods of unusual fluctuations.

As outside funding sources have been withdrawn or restricted to current levels of outstandings, Granite’s liquidity management has focused on insuring adequate internal funding by Bank of Granite.

Bank of Granite’s primary internal sources of liquidity are customer deposits, cash and balances due from other banks, and unencumbered investment securities. These funds, together with loan repayments, are used to fund continuing operations. Bank of Granite’s liquidity (cash + unencumbered securities / total deposits) was approximately $245.2 million, or 32.3% of total deposits at June 30, 2011 and has exceeded the 20% target throughout the first six months of 2011. Bank of Granite is not eligible to originate loans under any of the government sponsored small business programs because of insufficient capital. New loan volume for the six months was $9.4 million.

As of June 30, 2011, Bank of Granite’s core deposits, defined as total deposits excluding time deposits of $100,000 or more, totaled $580.0 million, or 76.3% of Bank of Granite’s total deposits, compared to $617.6 million, or 75.1%, of Bank of Granite’s total deposits as of December 31, 2010.

Certificates of deposit of $100,000 or more represented 23.7% and 24.9%, respectively, of Bank of Granite’s total deposits at June 30, 2011 and December 31, 2010. Granite’s management believes that a sizeable portion of Bank of Granite’s time deposits are relationship-oriented. Bank of Granite had no brokered certificates of deposit at June 30, 2011 or December 31, 2010. While Bank of Granite appreciates the need to pay competitive rates to retain these deposits, other subjective factors also influence deposit retention. Based upon prior experience, Bank of Granite anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity, if Bank of Granite elects to competitively price these deposits.

Bank of Granite utilizes an independent asset/liability modeling tool as a primary interest rate management guide. The periodic analysis considers the current contractual agreements for deposits, borrowings, loans, investments and any commitments to enter into these transactions. Additionally, current and projected volumes, scheduled payments and maturities and likely management pricing strategies in various rate scenarios are considered. Although these methods are subject to the accuracy of the assumptions that underlie the process and do not take into account the pricing strategies that management would undertake in response to sudden interest rate changes, Granite believes that these methods provide a better indication of the sensitivity of earnings to changes in interest rates than other analyses.

The objective of Bank of Granite’s asset/liability management process is focused on providing relative stability and reduction of volatility for Bank of Granite’s net interest income through various scenarios of changes in interest rates. The process attempts to balance the need for stability and predictability of net interest income against competing needs such as balance sheet mix constraints, overall earnings targets and the risk/return relationships between liquidity, interest rate risk, market risk and capital adequacy. Bank of Granite maintains an asset/liability management policy approved by Bank of Granite’s board of directors. This policy and the analysis process undertaken by management and the board of directors’ Asset/Liability Management Committee (“ALCO”) provides guidelines to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a range around an “earnings neutral position”, which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

The management of interest rate risk and the overall asset/liability position is integrated with the liquidity management process. Currently less than 10% of Bank of Granite’s loans are directly related to market interest rates. The remaining loans are fixed rate or relate to Bank of Granite’s independent index, which relates more directly to the risk in Bank of Granite’s operating footprint.

In the current environment, Bank of Granite is generally investing available funds in securities, primarily securities issued by U.S. governmental agencies, to manage liquidity and to limit any credit risk and risk based asset allocation.

The gap analysis that Granite conducted for the current balance sheet indicates that Granite is asset sensitive. However, the flexibility provided by the small percentage of loans tied to market rates versus Bank of Granite’s index and the general flexibility in deposit pricing results in Bank of Granite’s management’s most likely pricing action producing increased net interest income in moderately increasing or decreasing interest rate scenarios. Under a moderate rising rate environment, Granite’s interest rate risk is moderate and net interest income would be expected to increase modestly.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Granite has had no disagreements with accountants on accounting and financial disclosures as described in Item 304 of Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk

Not Applicable.

GRANITE SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND

MANAGEMENT

Stock Ownership of Directors and Executive Officers

The number of shares of Granite common stock shown below as beneficially owned by its directors and executive officers are those owned as of July 31, 2011. Unless otherwise indicated, each director or executive officer has sole voting power (or shares such power with his or her spouse/child) with respect to the shares set forth in the following table. The source of information provided in the table is Granite’s stockholder records and inquiries to its directors and officers.

Name of Director or Executive Officer	Amount and Nature of Beneficial Ownership of Common Stock	Ownership as % of Common Stock

R. Scott Anderson	18,250 direct	*
Hickory, N.C.	2,100 indirect (1)

John N. Bray	8,949 direct	*
Conover, N.C.	1,835 indirect (1)

Joseph D. Crocker	1,007 direct	*
Winston-Salem, N.C.	— indirect

Leila N. Erwin	5,695 direct	*
Morganton, N.C.	5,690 indirect (1)

Paul M. Fleetwood, III	171,000 direct	1.11%
Hickory, N.C.	— indirect

Hugh R. Gaither	749 direct	*
Conover, N.C.	— indirect

Boyd C. Wilson, Jr., CPA	17,497 direct	*
Lenoir, N.C.	12,590 indirect (1)

Jerry A. Felts	— direct	*
Charlotte, N.C.	— indirect

D. Mark Stephens (2)	4,337 direct	*
Hickory, N.C.	2,319 indirect (3)
Directors and Executive Officers as a Group (9 persons)	227,484 direct	1.63%
24,534 indirect (1) (3)

Notes:

*	Indicates beneficial ownership of less than 1%.
(1)	Shares of stock indirectly owned include those held in their spouse’s name, child’s name, or by corporations controlled by such individuals.
(2)	As of July 31, 2011, D. Mark Stephens had 3,125 shares of Granite’s common stock pledged as security.
(3)	The indirect stock ownership consists of those shares of Granite’s common stock held in Bank of Granite’s “tax-qualified” retirement plans for the benefit of the executive officer, who has investment power, but no voting power, with regard to such shares.

Stock Ownership of Certain Beneficial Owners

As of July 31, 2011, the following stockholder was a beneficial owner of more than 5% of the outstanding shares of Granite’s common stock, based on information reported in the stockholder’s filings with the SEC. To Granite’s knowledge, no other individual stockholder or group (as such term is used in the Exchange Act) of stockholders beneficially owned more than 5% of Granite’s outstanding common stock on the record date.

	Amount and Nature of Beneficial Ownership
	Common Stock
Name and Address	Shares	Percent of Class
John A. Forlines, Jr. Revocable Trust under Agreement dated January 15, 1992, as restated by Sixth Amendment dated June 15, 2010; and John A. Forlines, III, as Successor Trustee of the trust (1).	799,639	5.17%

Note:

(1)	John A. Forlines, III, as Successor of the John A. Forlines, Jr. Revocable Trust, reports sole voting and investment power with regard to 799,639 shares of common stock. This information is based on the Amended Schedule 13G/A dated April 6, 2011 filed with the SEC by John A. Forlines, Jr. Revocable Trust and reporting beneficial ownership as of December 31, 2010. The address of the John A. Forlines, Jr. Revocable Trust is P.O. Box 737, Locust Valley, NY 11560.

FNB UNITED ANNUAL MEETING OF SHAREHOLDERS

General

The FNB United board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of shares of FNB United common stock for use at the FNB United annual meeting.

Date, Time and Place of the FNB United Annual Meeting

FNB United will hold its annual meeting of shareholders on                     , 2011 at 9:30 a.m. local time, at the AVS Banquet Centre, 2045 North Fayetteville Street, Asheboro, North Carolina.

FNB United Record Date; Voting Securities Outstanding and Principal Shareholders

The FNB United board of directors has fixed                     , 2011 as the record date for determination of FNB United shareholders entitled to notice of and to vote on matters to come before the FNB United annual meeting or any adjournment thereof. Accordingly, only holders of shares of FNB United common stock of record at the close of business on the record date are entitled to notice of and to vote at the FNB United annual meeting. On the record date, there were                  shares of FNB United common stock issued and outstanding. FNB United will make available a complete list of shareholders entitled to vote at the FNB United annual meeting for examination by any FNB United shareholder at FNB United’s headquarters, 150 South Fayetteville Street, Asheboro, North Carolina 27203 for purposes pertaining to the FNB United annual meeting, during normal business hours beginning two days after the date of this joint proxy statement/prospectus, and at the time and place of the FNB United annual meeting.

FNB United is not aware of any holders of more than 5% of the outstanding shares of FNB United common stock as of the record date.

Each share of FNB United common stock is entitled to one vote on all matters. FNB United’s common stock is the only voting security for the FNB United annual meeting.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of FNB United common stock entitled to vote is necessary to constitute a quorum. Abstentions and broker nonvotes will be counted as present and entitled to vote for purposes of determining a quorum.

Vote Required

For all proposals described in this joint proxy statement/prospectus other than the election of directors, the proposals will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal. Abstentions and broker nonvotes, as well as the failure to return a signed proxy card assuming a quorum is present, will not be counted as a vote for or against the proposed amendment and will not affect voting on the proposal. The vote required to elect nominees to the FNB United board of directors is described in “—FNB United Proposal 6: Election of Directors of FNB United,” beginning on page 165.

Voting by FNB United Directors and Executive Officers

As of the record date for the FNB United annual meeting, FNB United’s directors and executive officers collectively had the right to vote approximately 6% of the FNB United common stock outstanding and entitled to vote at the FNB United annual meeting. FNB United currently expects that its directors and executive officers will vote their shares of FNB United common stock in favor of each of the proposals to be considered at the FNB United annual meeting, although none of them has entered into any agreements obligating them to do so.

Voting of Proxies

Giving a proxy means that a FNB United shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the FNB United meeting in the manner that such shareholder directs. All shares represented by properly executed proxies received in time for the FNB United annual meeting will be voted at the FNB United annual meeting in the manner specified by the shareholders giving those proxies. The persons named as proxies will vote properly executed proxies that do not contain voting instructions “FOR” the approval of all of the proposals to be considered at the FNB United annual meeting.

Only shares affirmatively voted for the approval of the proposals to be considered at the FNB United annual meeting or properly executed proxies that do not contain voting instructions will be counted as favorable votes for the proposals. Under Nasdaq rules, your broker or bank does not have discretionary authority to vote your shares of FNB United common stock on any of the proposals other than the ratification of auditors proposal. To avoid a broker nonvote, you must provide voting instructions to your broker, bank or other nominee by following the instructions provided to you.

How to Vote

If you own shares of FNB United common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares of FNB United common stock. An owner of record has four voting options:

Internet. You can vote over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day. Have your proxy card in hand when you access the web site and follow the instructions to vote.

Telephone. You can vote by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this document.

In Person. You may attend the FNB United meeting and cast your vote in person. The FNB United board of directors recommends that you vote by proxy even if you plan to attend the FNB United annual meeting.

If you hold your shares of FNB United common stock in “street name” through a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the broker or bank. You may not vote shares held in street name by returning a proxy card directly to FNB United or by voting in person at the FNB United meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of FNB United common stock on behalf of their customers may not give a proxy to FNB United to vote those shares with respect to any of the proposals, other than the proposal to ratify the appointment of FNB United’s auditors, without specific instructions from their customers, as under Nasdaq rules, brokers, banks and other nominees do not have discretionary voting power on these matters.

The Internet and telephone proxy procedures are designed to authenticate shareholder identities, to allow shareholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Directing the voting of your FNB United shares will not affect your right to vote in person if you decide to attend the FNB United annual meeting.

The named proxies will vote all shares at the meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•

by notifying FNB United’s corporate Secretary that you are revoking your proxy by written notice that bears a date later than the date of the proxy and that FNB United receives prior to the FNB United annual meeting and states that you revoke your proxy;

•	by signing another FNB United proxy card bearing a later date and mailing it so that FNB United receives it prior to the annual meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the FNB United annual meeting and voting in person, although attendance at the FNB United annual meeting alone will not, by itself, revoke a proxy.

If your broker, bank or other nominee holds your shares in street name, you will need to contact your broker, bank or other nominee to revoke your voting instructions.

Proxy Solicitations

FNB United will pay the costs of the annual meeting and the solicitation of proxies. Solicitation of proxies may be made in person or by mail or telephone by directors, officers and regular employees of FNB United or CommunityONE without receiving additional compensation. FNB United may also request banking institutions, brokerage firms, custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of FNB United common stock held of record by such person, and FNB United will reimburse such forwarding expenses.

In addition, FNB United has engaged Phoenix Advisory Partners to assist in the solicitation of proxies and has agreed to pay such firm $6,500 plus reasonable expenses for these services.

FNB UNITED PROPOSALS

Completion of the Merger and the Recapitalization depends upon the FNB United shareholders’ approval of the share issuance proposals (Proposals 1 - 4), the proposal to amend FNB United’s articles of incorporation to increase the number of shares of FNB United common stock and preferred stock authorized for issuance (Proposal 5) and the reverse stock split proposal (Proposal 6). If the FNB United shareholders do not approve any of the proposals mentioned in the preceding sentence, then neither the Merger nor the Recapitalization will be completed.

FNB United Proposal 1:	Approval of the Issuance of Shares of FNB United Common Stock in the Merger

The adoption of FNB United Proposal No. 1 is conditioned on shareholder approval of Proposal Nos. 2 through 6, and therefore shareholders who wish to approve FNB United Proposal No. 1 should also approve those proposals.

It is a condition to the completion of the Merger that FNB United issue shares of FNB United common stock in the Merger. When the Merger is completed, each share of Granite common stock outstanding immediately before the Merger (except any shares of Granite common stock held by Granite, FNB United, Merger Sub or any of their respective wholly owned subsidiaries, other than shares owned in a fiduciary capacity or as a result of debts previously contracted, which will be cancelled upon completion of the Merger) will be converted into the right to receive 3.375 shares of FNB United common stock.

FNB United is asking its shareholders to approve the issuance of FNB United common stock in connection with the Merger.

FNB United’s common stock is listed on The Nasdaq Capital Market, and FNB United is subject to the Marketplace Rules of Nasdaq. Under Marketplace Rule 5635(a), FNB United is required to obtain shareholder approval in connection with the acquisition of the shares of another company in which the number of shares of common stock to be issued is, or will be equal to or in excess, of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. The issuance of FNB United common stock to Granite stockholders is necessary to effect the Merger, and the approval of this share issuance proposal is required for the completion of the Merger.

Recommendation of the FNB United Board of Directors

The FNB United board of directors recommends a vote “FOR” the issuance of FNB United common stock in connection with the Merger.

FNB United Proposal 2:	Approval of the Issuance of up to 1,921,562,500 Shares of FNB United Common Stock at $0.16 Per Share under the Investment Agreements and the Investor Subscription Agreements

The adoption of FNB United Proposal No. 2 is conditioned on shareholder approval of Proposal Nos. 1, 3, 4, 5 and 6, and therefore shareholders who wish to approve FNB United Proposal No. 2 should also approve those proposals.

The FNB United board of directors adopted a resolution recommending that the FNB United shareholders approve the issuance of up to 1,921,562,500 shares of FNB United’s common stock under the Investment Agreements and the Investor Subscription Agreements in which investors have collectively committed, subject to the terms of those agreements, to purchase common stock of FNB United for an aggregate purchase price of $307.45 million (the “Investment Proposal”). For further discussion of the terms of the Investment Agreements and the Subscription Agreements, see “Recapitalization Agreements,” beginning on page 98.

Under Nasdaq Marketplace Rule 5635(d), FNB United is required to obtain shareholder approval in connection with the issuance of shares, in a private placement, equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Background of and Reasons for the Investment Proposal

For a discussion of the background of and reasons for the Investment Proposal, please see “The Merger—Background of the Merger and the Recapitalization,” beginning on page 51.

Pro Forma Financial Information

For a presentation of the pro forma financial information of FNB United after giving effect to the Recapitalization and the Merger, please see “Unaudited Pro Forma Condensed Combined Financial Information,” beginning on page 24.

Recommendation of the FNB United Board of Directors

The FNB United board of directors recommends a vote “FOR” the issuance of FNB United common stock in connection with the Investment Proposal.

FNB United Proposal 3:	Approval of the Issuance of up to 15,937,500 Shares of FNB United Common Stock at $0.16 per Share to D&O Purchasers

The adoption of FNB United Proposal No. 3 is conditioned on shareholder approval of Proposal Nos. 1,2, 4, 5 and 6, and therefore shareholders who wish to approve FNB United Proposal No. 3 should also approve those proposals.

The FNB United board of directors adopted a resolution recommending that the FNB United shareholders approve the issuance of up to 15,937,500 shares of FNB United’s common stock under the D&O Subscription Agreements in which certain current directors of FNB United, prospective directors and executive officers of, and consultants to, FNB United and a director of Granite who is also a prospective director of FNB United have collectively committed, subject to the terms of those agreements, to purchase common stock of FNB United for an aggregate purchase price of $2.55 million (the “D&O Investment Proposal”).

Each of the additional insider investors, the amount being invested and number of shares purchased under the D&O Investment Proposal and the percentage of the outstanding number of shares of FNB United common stock upon completion of the Merger and the Recapitalization represented by such number of shares are set forth below:

ADDITIONAL INSIDER INVESTOR	POSITION	INVESTMENT AMOUNT	NO. OF SHARES	Pro Forma Percent of Class
Angus M. McBryde, III[1]	Prospective Treasurer	$150,000	937,500	*
Austin A. Adams	Prospective Director	$150,000	937,500	*
Brian E. Simpson[2]	Prospective Chief Executive Officer and Director	$386,750	2,417,188	*
David C. Lavoie	Chief Credit Officer of CommunityONE; Prospective Chief Risk Officer	$100,000	625,000	*
David L. Nielsen[3]	Prospective Chief Financial Officer	$375,000	2,343,750	*
Gregory P. Murphy	Prospective Chief Workout Officer	$300,000	1,875,000	*
J. Chandler Martin	Prospective Director	$150,000	937,500	*
Jerry R. Licari	Prospective Director	$150,000	937,500	*
Louis A. Schmitt, Jr.	Prospective Director	$150,000	937,500	*
H. Ray McKenney, Jr.[4]	Current Director	$150,000	937,500	*
Robert L. Reid[5]	Prospective President and Director	$386,750	2,417,188	*
Boyd C. Wilson, Jr.	Prospective Director; Current Director of Granite	$100,000	625,000	*
R. Reynolds Neely, Jr.	Current Director	$1,500	9,375	*
D&O Purchasers Total:		$2,550,000	15,937,500	*

*	Less than one percent.

[1]	Includes purchases by Mr. McBryde and the Angus M. McBryde III IRA.

[2]	Includes purchases by Mr. Simpson and the Brian Simpson Roth IRA.

[3]	Includes purchases by Mr. Nielsen and the David. L. Nielson Rollover IRA, Fidelity Management Trust, Co-Custodian.

[4]	Purchase to be made by McKenney Investments LLC.

[5]	Purchase to be made by Robert L. Reid, IRAT, Millenium Trust as Custodian.

Background of and Reasons for the D&O Investment Proposal

The additional insider investors are investing to provide part of the necessary capital for the overall Recapitalization. For a discussion of the background of and reasons for the Recapitalization, please see “The Merger—Background of the Merger and the Recapitalization,” beginning on page 51.

Under Nasdaq Marketplace Rule 5635(c), FNB United is required to obtain separate shareholder approval when a transaction involves the sale of securities at a discount to the market value to an officer, director, employee or consultant, even if such a sale is part of a larger financing transaction such as the Recapitalization. Under the D&O Subscription Agreements, each of the additional insider investors will purchases shares of FNB United’s common stock at $0.16 per share. As of August                     , 2011, the closing price of FNB United’s common stock on The Nasdaq Capital Market was $                    per share and it is possible that the market price of FNB United’s common stock on the date the Recapitalization is completed will be greater than $0.16 per share.

Recommendation of the FNB United Board of Directors

The FNB United board of directors recommends a vote “FOR” the issuance of FNB United common stock in connection with the D&O Investment Proposal.

FNB United Proposal 4:	Approval of the Issuance of FNB United Common Stock in an Exchange Transaction with the Holder of Fixed Rate Cumulative Perpetual Preferred Stock, Series A

The adoption of FNB United Proposal No. 4 is conditioned on shareholder approval of Proposal Nos. 1, 2, 3, 5 and 6, and therefore shareholders who wish to approve FNB United Proposal No. 4 should also approve those proposals.

The FNB United board of directors adopted a resolution recommending that the shareholders approve the issuance of shares of FNB United common stock to the United States Department of the Treasury in exchange for the shares of FNB United Series A Preferred Stock that the United States Department of the Treasury holds (the “TARP Exchange Proposal”).

Under Nasdaq Marketplace Rule 5635(d), FNB United is required to obtain shareholder approval in connection with the issuance of shares, in a private placement, equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Background Regarding the TARP Exchange Proposal

For a discussion of the background of the TARP Exchange Proposal, please see “The Merger—Background of the Merger and the Recapitalization,” beginning on page 51.

Potential Consequences If the TARP Exchange Proposal Is Approved

Approval of the TARP Exchange Proposal is necessary to complete the TARP Exchange, the Merger and the other transactions constituting the Recapitalization. If the TARP Exchange is completed, all outstanding shares of FNB United Series A Preferred Stock will be exchanged on the date of the completion of the Merger and related transactions for shares of FNB United common stock in an aggregate amount equal to 25% of the $51.5 million liquidation value of the FNB United Series A Preferred Stock, plus 100% of all accrued and unpaid dividends, based on a common stock value of $0.16 per share.

If the TARP Exchange is completed, the rights and privileges associated with the common stock issued upon exchange of the FNB United Series A Preferred Stock will be identical to the rights and privileges associated with the common stock held by FNB United’s existing holders of common stock, including voting rights.

Reasons for the TARP Exchange

Elimination of Dividend and Liquidation Rights.

If the TARP Exchange is completed, all shares of FNB United Series A Preferred Stock will be cancelled. As a result, approval of the exchange of FNB United Series A Preferred Stock will result in the elimination of the dividend rights and liquidation preference existing in favor of the FNB United Series A Preferred Stock.

Improved Balance Sheet and Regulatory Capital Level.

FNB United expects to receive aggregate gross proceeds of approximately $310 million from the Recapitalization, which will strengthen its balance sheet and regulatory capital levels. Upon exchange of the FNB United Series A Preferred Stock for FNB United common stock, FNB United’s tangible common equity will be further strengthened.

Satisfaction of Closing Conditions to the Recapitalization Transactions

Approval of the TARP Exchange is a closing condition to the Merger, the Investment Agreements, the Subscription Agreements and the Exchange Agreement and is necessary to complete the Merger, the Investments, the TARP Exchange, and the other transactions constituting the Recapitalization.

Reasons against the TARP Exchange

FNB United will issue shares of its common stock in exchange for the FNB United Series A Preferred Stock. As a result, FNB United expects there to be a dilutive effect on both the earnings per share of its common stock and the book value per share of its common stock. In addition, existing holders of FNB United common stock will incur dilution to their voting interests and will own a smaller percentage of FNB United’s outstanding capital stock.

The FNB United board of directors has weighed the reasons for and against the TARP Exchange and has determined that the reasons in favor of the TARP Exchange outweigh the reasons against it.

Differences between the FNB United Common Stock and FNB United Series A Preferred Stock

The following briefly summarizes the material differences between the rights of holders of the FNB United Series A Preferred Stock (the only holder is the United States Department of the Treasury) as currently in effect and the rights of holders of FNB United’s common stock to be issued in the proposed TARP Exchange.

Dividend Rights

FNB United Series A Preferred Stock	Common Stock

Holders of shares of FNB United Series A Preferred Stock are entitled to receive cumulative cash dividends, payable quarterly at a rate per annum of 5% per share on a liquidation preference of $1,000 per share from the date of issuance to the fifth anniversary of the date of issuance. From and after the fifth anniversary of the date of issuance, holders of shares of FNB United Series A Preferred Stock are entitled to receive cumulative cash dividends, payable quarterly at a rate per annum of 9% per share on a liquidation preference of $1,000 per share. If FNB United determines not to pay any dividend or a full dividend with respect to the FNB United Series A Preferred Stock, dividends will continue to accrue. So long as any shares of FNB United Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever may be paid or declared on FNB United’s common stock or other junior stock, other than a dividend payable solely in common stock. FNB United also may not purchase, redeem or otherwise acquire for consideration any shares of its common stock or other FNB United junior stock unless it has paid in full all accrued dividends on the FNB United Series A Preferred Stock for all prior dividend periods.	Holders of shares of FNB United common stock are entitled to receive dividends only if declared by the board of directors, out of funds legally available for dividends. No dividend will be declared or paid during any calendar year on the common stock unless and until there has been paid in full (or set apart for purposes of such payment) to the holders of the FNB United Series A Preferred Stock or any other series of preferred stock, at least a pro rata portion of the stated annual dividend on such shares of preferred stock for that calendar year, at their respective rates, through the date on which FNB United proposes to pay the cash dividend on the common stock.

Conversion Rights

FNB United Series A Preferred Stock	Common Stock

None.	None.

Sinking Fund Provisions

FNB United Series A Preferred Stock	Common Stock

None.	None.

Redemption Provisions

FNB United Series A Preferred Stock	Common Stock

FNB United has the right and option to redeem all or a portion of the outstanding shares of the FNB United Series A Preferred Stock at an amount equal to the sum of (i) $1,000.00 per share and (ii) any accrued and unpaid dividends to, but excluding, the date fixed for redemption, regardless of whether any dividends are actually declared.	All of the issued and outstanding shares of FNB United common stock are nonredeemable.

Ranking/Liquidation Preference

FNB United Series A Preferred Stock	Common Stock

The FNB United Series A Preferred Stock ranks senior to FNB United’s common stock and all other equity securities designated as ranking junior to the FNB United Series A Preferred Stock; and at least equally with all other equity securities designated as ranking on a parity with the FNB United Series A Preferred Stock with respect to dividend rights and rights upon FNB United’s liquidation, dissolution and winding up.	In the event of a liquidation, dissolution or winding up of FNB United, the holders of shares of FNB United common stock are entitled to receive, in cash or in kind, FNB United’s assets available for distribution remaining after payment or provision for payment of FNB United’s debts and liabilities, including the payments on FNB United Series A Preferred Stock or any other series of preferred stock.

Voting Rights

FNB United Series A Preferred Stock	Common Stock

The FNB United Series A Preferred Stock is non-voting, other than class voting rights on (i) any authorization or issuance of shares ranking senior to the FNB United Series A Preferred Stock, (ii) any amendment to the rights of the FNB United Series A Preferred Stock, or (iii) any merger, exchange or similar transaction which would adversely affect the rights of the FNB United Series A Preferred Stock. Additionally, if dividends on the FNB United Series A Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the FNB United Series A Preferred Stock will have the right to elect two directors. The right to elect directors will end when full dividends have been paid for four consecutive dividend periods.	Each holder of any shares of FNB United common stock is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

Liability for Further Calls or Assessment

FNB United Series A Preferred Stock	Common Stock

Each share of FNB United Series A Preferred Stock is fully paid and nonassessable and has no liability to FNB United for further calls or assessments.	Each share of common stock is fully paid and nonassessable and has no liability to FNB United for further calls or assessments.

Transfer Restrictions

FNB United Series A Preferred Stock	Common Stock

None.	None.

Pro Forma Financial Information

For a presentation of the pro forma financial information of FNB United after giving effect to the Recapitalization and the Merger, please see “Unaudited Pro Forma Condensed Combined Financial Information,” beginning on page 24.

Recommendation of the FNB United Board of Directors

The FNB United board of directors recommends a vote “FOR” the issuance of FNB United common stock in connection with the TARP Exchange.

FNB United Proposal 5:	Amendment of FNB United’s Articles of Incorporation to Increase the Authorized Shares of FNB United Common Stock from 150,000,000 to 2,500,000,000 and to Increase the Authorized Shares of FNB United Preferred Stock from 200,000 to 10,000,000

The adoption of FNB United Proposal No. 5 is conditioned on shareholder approval of Proposal Nos. 1, 2, 3, 4 and 6, and therefore shareholders who wish to approve FNB United Proposal No. 5 should also approve those proposals.

FNB United’s board of directors has adopted, subject to shareholder approval, an amendment to FNB United’s articles of incorporation, as amended, to provide for an increase in the number of shares of FNB United capital stock authorized for issuance from 150,200,000 to 2,510,000,000, consisting of 2,500,000,000 shares of common stock (an increase from 150,000,000 shares) and 10,000,000 shares of preferred stock (an increase from 200,000 shares) (the “Share Increase Proposal”). The form of the proposed amendment to FNB United’s articles of incorporation to increase the number of shares of authorized capital stock is attached as Annex G. In the event this proposal is not approved by the FNB United shareholders, FNB United will not have a sufficient number of shares to complete the Recapitalization, including issuance of shares pursuant to the Investment Agreements, the Subscription Agreements, the TARP Exchange, and the Merger with Granite.

As of August         , 2011, the record date,                  shares of common stock and 51,500 shares of FNB United Series A Preferred Stock were issued and outstanding. An additional                  shares of common stock are reserved for issuance pursuant to issued and outstanding stock options,                  shares of common stock are reserved for issuance pursuant to FNB United’s stock option and incentive plans, 2,207,143 shares of common stock are reserved for issuance pursuant to the TARP Warrant, and 15,000 shares of FNB United Series B Preferred Stock are reserved for issuance pursuant to the FNB United Tax Benefits Preservation Plan.                      shares of common stock and 133,500 shares of preferred stock remain available for issuance.

Common Stock

Closing of the purchase and sale of FNB United common stock pursuant to the Investment Agreements and the Subscription Agreements requires the issuance of approximately 1.94 billion shares of FNB United common stock. Assuming the TARP Exchange is completed on September 30, 2011, the TARP Exchange will require the issuance of approximately 106,665,799 shares of FNB United common stock to the United States Department of the Treasury in exchange for the outstanding 51,500 shares of FNB United Series A Preferred Stock. Based on the number of shares of Granite common stock outstanding as of April 25, 2011, if the Merger is completed, FNB United will issue approximately 52.2 million shares of FNB United common stock to the Granite stockholders in the Merger. Based on the outstanding options to acquire Granite common stock, which are to be assumed by FNB United in the Merger, if the Merger is completed, FNB United will need to reserve for issuance approximately 67,000 additional shares of FNB United common stock. FNB United further must reserve approximately 133,682 shares of FNB United common stock in connection with the Warrant Offering. Because the sum of FNB United’s outstanding and reserved shares of common stock, together with the shares of FNB United common stock to be issued pursuant to the Investment Agreements, the Subscription Agreements, the TARP Exchange and the Merger and reserved for issuance pursuant to options assumed in the Merger and in connection with the Warrant Offering exceeds 150,000,000—the presently authorized number of shares of FNB United common stock, it is necessary to increase the authorized number of shares of FNB United common stock in order for FNB United to be able to lawfully complete the Merger and the Recapitalization.

As part of the amendment to the articles of incorporation to increase the amount of authorized common stock, the stated $2.50 par value per share of FNB United common stock presently contained in the articles of incorporation is being eliminated and the common stock is stated in the amendment as having no par value. Under the North Carolina Business Corporation Act, par value has been eliminated as a legally and financially significant concept in North Carolina. The fact that FNB United’s articles of incorporation state a par value for the common stock does not impose any limitation on corporate distributions or have any other legal significance.

The FNB United board of directors believes, however, that with the shares of FNB United common stock currently trading and to be issued pursuant to the Investment Agreements, the Subscription Agreements and the TARP Exchange, for less than $2.50 per share, amending the articles of incorporation to provide that the common stock has no par value may eliminate possible confusion. Further, the Investment Agreements require as a condition to closing that the $2.50 par value of the FNB United common stock be eliminated. If the proposal to amend FNB United’s articles of incorporation to increase the authorized number of shares of capital stock is approved, upon the filing of such amendment with the North Carolina Secretary of State, each outstanding share of common stock, par value $2.50 per share, will automatically be converted into one share of common stock, no par value.

Preferred Stock

The proposed amendment to the articles of incorporation to increase the amount of authorized capital stock of FNB United also includes an increase in the amount of authorized preferred stock from 200,000 shares to 10,000,000 shares. One purpose of the proposed increase in the authorized preferred stock is to ensure that a sufficient number of shares of preferred stock are available upon the exercise of rights issued pursuant to FNB United’s Tax Benefits Preservation Plan, which was adopted on April 15, 2011, to protect FNB United’s ability to use certain tax assets, such as net operating loss carryforwards, to offset future income. In connection with the Tax Benefits Preservation Plan, the FNB United board of directors declared a dividend of one preferred share purchase right for each share of common stock outstanding at the close of business on April 25, 2011, and to become outstanding after such date and before the earliest to occur of the date the rights separate from the common stock and become exercisable, the date the rights are redeemed, and the date the rights finally expire, all in accordance with the terms of the Tax Benefits Preservation Plan. Each right represents the right to purchase, on or after date the rights separate from the common stock and become exercisable, 1/10,000th of a share of FNB United Series B Preferred Stock for $0.64.

The FNB United board of directors has had since FNB United’s formation in 1984 the ability to cause FNB United to issue shares of preferred stock with such preferences, limitations and relative rights, including dividend rates, conversion prices, redemption prices, and maturity dates, as the FNB United board of directors may determine from time to time. Such preferred stock was originally without voting rights. In 2009, the articles of incorporation were amended to permit FNB United to issue preferred stock with voting rights, along with all other preferences, limitations and relative rights, as determined by the FNB United board of directors.

Other than the possibility of issuing shares of preferred stock upon the exercise of rights issued under the Tax Benefits Preservation Plan, FNB United has no plans, agreements or understandings with anyone to issue shares of preferred stock. Although the FNB United board of directors has no present intention of issuing preferred stock for any defensive or antitakeover purpose other than in connection with the issuance of preferred stock under the terms of the Tax Benefits Preservation Plan, FNB United would be able to issue shares of voting preferred stock that could, depending on the terms of the series of preferred stock so issued, make more difficult or discourage an attempt to obtain control of FNB United by means of a merger, tender offer, proxy contest or other means. When in the judgment of the FNB United board of directors this action will be in the best interests of FNB United and its shareholders, such shares could be used to create voting or other impediments or to discourage persons seeking to gain control of FNB United. Such shares could be privately placed with purchasers aligned with the FNB United board of directors in opposing such action. In addition, the FNB United board of directors could authorize holders of a class or series of preferred stock to vote either separately as a class or with holders of FNB United common stock on any merger, share exchange, sale or exchange of assets or other extraordinary corporate transaction. The issuance of new shares of preferred stock could be used to dilute the stock ownership of a person or entity seeking to obtain control of FNB United. The existence of additional authorized shares with potential voting rights could have the effect of discouraging unsolicited takeover attempts.

Under North Carolina law, the FNB United shareholders do not have the right to dissent and obtain payment for the “fair value” of their shares in connection with the proposed amendment to the articles of incorporation. Moreover, if this amendment is approved, FNB United shareholders will not have the right to dissent and obtain payment for the “fair value” of their shares in connection with any issuance of shares of preferred stock subsequently authorized by the FNB United board of directors.

Recommendation of the FNB United Board of Directors

The FNB United board of directors recommends a vote “FOR” the proposal to amend FNB United’s articles of incorporation to increase the number of authorized shares of capital stock from 150,200,000 to 2,510,000,000, consisting of 2,500,000,000 shares of common stock (an increase from 150,000,000 shares) and 10,000,000 shares of preferred stock (an increase from 200,000 shares).

FNB United Proposal 6:	Approval of an Amendment to the Articles of Incorporation to Effect a Reverse Stock Split of FNB United Common Stock

The adoption of FNB United Proposal No. 6 is conditioned on shareholder approval of Proposal Nos. 1 through 5, and therefore shareholders who wish to approve FNB United Proposal No. 6 should also approve those proposals.

The FNB United board of directors adopted resolutions (1) recommending that the FNB United shareholders approve an amendment to FNB United’s articles of incorporation to effect a one-for-one hundred reverse stock split, as described below (the “Reverse Stock Split”), and (2) directing that a proposal to approve the Reverse Stock Split be submitted to FNB United’s shareholders for their approval at the FNB United annual meeting (the “Reverse Stock Split Proposal”).

The Reverse Stock Split Proposal

The form of the proposed amendment to FNB United’s articles of incorporation to effect the reverse stock split is attached as Annex H. Under the terms of the Reverse Stock Split Proposal, each 100 shares of FNB United common stock would be combined into one share of FNB United common stock, and the FNB United board of directors will be given the authority to determine when to implement the proposed amendment. If the Reverse Stock Split Proposal is approved by FNB United’s shareholders, the FNB United board of directors will determine, prior to the filing of the amendment with the North Carolina Secretary of State, when the Reverse Stock Split shall occur, although it expects to effect the Reverse Stock Split as soon as practicable after the completion of the Recapitalization and Merger. Prior to implementing the Reverse Stock Split, the FNB United board of directors will consider, among other things, The Nasdaq Stock Market’s timing requirements for FNB United to comply with the bid price rule.

Background and Reasons for the Proposal

As part of FNB United’s transfer of the listing of its common stock from The Nasdaq Global Select Market to The Nasdaq Capital Market on February 3, 2011, FNB United agreed to effect a reverse stock split prior to August 1, 2011 should it be necessary to achieve compliance with The Nasdaq Stock Market’s Listing Rule 5550(a)(2), or the bid price rule. FNB United was not in compliance with the bid price rule because the closing price per share of its common stock had been below $1.00 per share for 30 consecutive business days. Because FNB United has continued to be in noncompliance with the bid price rule, the FNB United board of directors believes that a reverse stock split will be necessary to comply with the bid price rule and increase the trading price of its common stock above $1.00 per share. As discussed in more detail in “Market Prices, Dividends and Other Distributions,” beginning on page 34, on June 10, 2011, The Nasdaq Stock Market notified FNB United that trading of its common stock will be suspended at the opening of business on June 21, 2011 and FNB United’s securities will be removed from listing and registration on The Nasdaq Capital Market unless FNB United requests an appeal of The Nasdaq Stock Market’s determination by June 17, 2011. FNB United timely requested an appeal, which stayed the suspension and delisting of FNB United’s securities pending the disposition of the appeal. Following a hearing on August 4, 2011, FNB United received written notice from The Nasdaq Stock Market of the appeals panel’s determination to grant FNB United’s request to remain listed on Nasdaq, subject to certain conditions. These conditions include the closings of the Recapitalization and Merger occurring on or before October 31, 2011, FNB United’s filing with the SEC on or before October 31, 2011 a current report on Form 8-K containing pro forma financial statements demonstrating in excess of $2.5 million in shareholders’ equity, and FNB United common stock’s maintaining on or before November 18, 2011 a closing bid price of $1.00 or more for a minimum of ten consecutive trading days. If these conditions are not satisfied and FNB United’s common stock is delisted from trading on The Nasdaq Capital Market, FNB United intends to apply for new listing in connection with the completion of the Recapitalization and the Merger, which will require that the bid price be at least $4.00.

The Investment Agreements require FNB United to take all steps necessary to prevent the FNB United common stock from being delisted from Nasdaq. The Reverse Stock Split Proposal is part of FNB United’s efforts to satisfy the bid price rule, avoid delisting and thereby comply with this contractual requirement.

The perception or possibility that FNB United’s common stock could be delisted in the future could negatively affect its liquidity and price. Delisting would have an adverse effect on the liquidity of the FNB United common stock and, as a result, the market price for the common stock might become more volatile. Delisting could also make it more difficult for FNB United to raise additional capital. Although FNB United expects that quotes for its common stock would continue to be available on the OTC Bulletin Board or on the “Pink Sheets,” such alternatives are generally considered to be less efficient markets, and the stock price, as well as the liquidity of the common stock, may be adversely affected as a result. For a more detailed discussion of the communications from The Nasdaq Stock Market relating to FNB United’s noncompliance with the bid price rule, please see “Market Prices, Dividends and Other Distributions—Stock Prices,” beginning on page 34.

Board Discretion Regarding Timing of Implementation of the Reverse Stock Split

If the proposed amendment is approved by the FNB United shareholders, the FNB United board of directors’ determination as to the effective time of such split will be based upon several factors, including The Nasdaq Stock Market’s timing requirements for FNB United to comply with the bid price rule, existing and expected marketability and liquidity of the FNB United common stock, prevailing market conditions and the likely effect on the market price of the common stock.

Effect of Reverse Stock Split on Holders of Outstanding Common Stock

In connection with the Reverse Stock Split, each 100 shares of existing common stock will be combined into one new share of common stock. The number of shares of common stock issued and outstanding will therefore be reduced. Prior to the Reverse Stock Split there are expected to be approximately 2.1 billion shares of FNB United common stock outstanding.

If implemented, the Reverse Stock Split will affect all holders of FNB United common stock uniformly and will not affect any shareholder’s percentage ownership interest in the company, except to the extent that rounding up, as described below under the heading “Fractional Shares,” causes a de minimis change in a shareholder’s fractional interest. In addition, the Reverse Stock Split will not affect any shareholder’s proportionate voting power, except to the extent that rounding up, as described below under the heading “Fractional Shares,” causes a de minimis change in a shareholder’s fractional interest.

The Reverse Stock Split may result in some shareholders owning “odd lots” of fewer than 100 shares of Common Stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

If the Reverse Stock Split is implemented, after completion of the Recapitalization and the Merger, FNB United’s common stock will have a new Committee on Uniform Securities Identification Procedures (CUSIP) number, which is a number used to identify FNB United’s equity securities, and stock certificates with the older CUSIP number will need to be exchanged for stock certificates with the new CUSIP number by following the procedures described below.

After the completion of the Reverse Stock Split, FNB United will continue to be subject to the periodic reporting and other requirements of the Exchange Act. FNB United’s common stock is expected to continue to be listed on The Nasdaq Capital Market under the symbol “FNBN,” or such other trading symbol as may be applicable at the time.

Beneficial Holders of Common Stock

If the Reverse Stock Split is implemented, FNB United intends to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding FNB United common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Stock Split. Shareholders who hold shares of FNB United common stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Holders of Certificated Shares of Common Stock

If the FNB United board of directors implements the Reverse Stock Split, FNB United shareholders holding shares of FNB United common stock in certificated form will be sent a transmittal letter by the transfer agent after the effective time. The letter of transmittal will contain instructions on how a shareholder should surrender his, her or its certificate(s) representing shares of FNB United common stock (the “Old Certificates”) to the transfer agent. Holders of Old Certificates will not receive new physical stock certificates representing the number of whole shares of FNB United common stock to which they are entitled as a result of the Reverse Stock Split, unless a physical certificate is requested. Rather, they will receive statements indicating book-entry ownership of FNB United common stock representing the appropriate number of whole shares of post-Reverse Stock Split common stock. Such statement will not be issued to a shareholder until such shareholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. No shareholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates. Until surrendered, FNB United will deem outstanding Old Certificates held by shareholders to represent only the number of whole shares of post-Reverse Stock Split common stock to which these shareholders are entitled. Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for book-entry ownership. If an Old Certificate has a restrictive legend on the back of the Old Certificate, the book-entry record of ownership will reflect the same restrictive legend that is on the back of the Old Certificate.

FNB United shareholders should not destroy any stock certificate(s) and should not submit any stock certificate(s) until requested to do so.

Fractional Shares

No fractional shares of FNB United common stock will be issuable pursuant to the Reverse Stock Split. To avoid the existence of fractional shares of FNB United common stock, the number of shares to be issued to each shareholder will be rounded up to the nearest whole number, if, as a result of the Reverse Stock Split, the number of shares owned by any shareholder would not be a whole number.

Effect of the Reverse Stock Split on Options, Restricted Stock Awards and Units, Warrants and Convertible or Exchangeable Securities

Based upon the Reverse Stock Split ratio, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of FNB United common stock. This would result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares of common stock being delivered upon such exercise, exchange or conversion, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split. The number of shares deliverable upon settlement or vesting of restricted stock awards and units will be similarly adjusted. The number of shares reserved for issuance under these securities will be reduced proportionately based upon the Reverse Stock Split ratio of one for one hundred.

Accounting Matters

After the completion of the Reverse Stock Split, reported per share net income or loss will be higher because there will be fewer shares of common stock outstanding than immediately before the Reverse Stock Split.

Certain U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of FNB United common stock.

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of FNB United common stock that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of FNB United common stock (a “U.S. holder”). This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold FNB United common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold FNB United common stock as “capital assets” (generally, property held for investment).

This summary is based on the provisions of the Internal Revenue Code, United States Department of the Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date hereof. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

Each prospective investor should consult its own tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences of the reverse stock split.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of FNB United common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

Partnerships that hold FNB United common stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, no gain or loss will be recognized upon the Reverse Stock Split. Accordingly, the aggregate tax basis in the FNB United common stock received under the terms of the Reverse Stock Split should equal the aggregate tax basis in the FNB United common stock surrendered, and the holding period for the FNB United common stock received should include the holding period for the FNB United common stock surrendered.

Recommendation of the FNB United Board of Directors

The FNB United board of directors recommends a vote “FOR” the approval of the Reverse Stock Split Proposal.

FNB	United Proposal 7: Election of Directors of FNB United

The bylaws of FNB United provide that the number of directors shall consist of not less than nine nor more than 25, with the exact number of directors within such maximum and minimum limits to be fixed and determined from time to time by resolution adopted by a majority of the full board of directors or by resolution of the shareholders at any annual or special meeting thereof. The board of directors has set the total number of directors at eleven, all of whom either will be elected at the FNB United annual meeting or were previously elected and will remain in office after that meeting. It is anticipated that all of the directors other than H. Ray McKenney, Jr. and R. Reynolds Neely, Jr. will resign in connection with the completion of the Recapitalization and the Merger in accordance with the conditions of the Investment Agreements.

The FNB United board of directors is divided into three classes: Class I, Class II and Class III. In accordance with this classification, the members of Class I of the board of directors are to be elected at the FNB United annual meeting. It is intended that the persons named in the accompanying form of proxy will vote for the three nominees listed below for directors of FNB United in Class I unless authority so to vote is withheld. Each nominee is at present a member of the FNB United board of directors. Class I directors will serve for three-year terms expiring at the 2014 annual meeting, or until their successors shall be elected and shall qualify. Directors are elected by a plurality of the votes cast. “Plurality” means that the nominees receiving the largest number of votes cast are elected as directors up to the maximum number of directors to be chosen at the meeting. Abstentions and broker nonvotes will not affect the election results if a quorum is present.

The following information is furnished with respect to the nominees for election as directors of FNB United in Class I and for the directors in Classes II and III whose terms expire at the annual meetings occurring in 2012 and 2013, respectively.

In the event that any nominee should not be available to serve for any reason (which is not anticipated), it is intended that the persons acting under the proxy will vote for the election, in his or her stead, of such substitute nominee as may be designated by the Nominating and Corporate Governance Committee and approved by the FNB United board of directors.

The board of directors recommends a vote “FOR” the nominees named below:

Nominees for Class I Directors with Terms Expiring at the Annual Meeting in 2014

Name	Age	Biographical Information	Director Since
Darrell L. Frye	66	Mr. Frye is Vice President of Finance for Harriss & Covington Hosiery, a manufacturer of men’s and ladies’ athletic socks. He holds a bachelor’s degree with a concentration in accounting and serves on the Finance and Audit committees of the Board of Directors of High Point Regional Health System. He has been a member of the Randolph County, North Carolina Board of Commissioners since 1982.	1999

Hal F. Huffman, Jr.	56	Mr. Huffman is President of Huffman Enterprises, Inc., which operates Ace Hardware of Hickory, North Carolina, a retail hardware store. Mr. Huffman previously served on the Boards of Directors of Catawba Valley Bank and Integrity Financial Corporation, which FNB United acquired in 2006. He has served as a trustee of the Unifour Foundation since 1996.	2007

Lynn S. Lloyd	60	Mr. Lloyd is the owner and President of Digital Imaging and Professional Services, LLC, which supplies digital photography and presentation services. He retired from his position as Division Quality Control Manager for Burlington Industries, Inc. in 2002. Mr. Lloyd was a director of Alamance Bank and its holding company, United Financial, Inc., which were acquired by FNB United in 2005.	2005

Class II Directors with Continuing Terms Expiring at the Annual Meeting in 2012

Name	Age	Biographical Information	Director Since
Larry E. Brooks	71	Mr. Brooks is an accountant with Cobb Ezekiel Loy & Company, P.A., certified public accountants, in Graham, North Carolina. Mr. Brooks served on the Boards of Directors of United Financial, Inc. and its subsidiary, Alamance Bank, which were acquired by FNB United in 2005.	2005

Name	Age	Biographical Information	Director Since
Eugene B. McLaurin, II	55	Mr. McLaurin is President of Quality Oil Company, a Rockingham, North Carolina distributor of petroleum products. Until 2007, Mr. McLaurin was General Manager and Business Unit Manager for TOTAL Lubricants USA, Inc., a subsidiary of an international oil company headquartered in Paris, France. Active in the community, he has been Mayor of Rockingham, North Carolina since 1997. He also is Chairman of the Foundation for Richmond County and Past President of the Richmond County Chamber of Commerce.	2002

R. Reynolds Neely, Jr.	57	Mr. Neely is the Planning Director of the City of Asheboro, North Carolina Planning Department. Active in the community, he has served on various boards, committees and task forces at the county, city and regional levels. He has also been a strong supporter and advocate for the Boy Scouts of America, serving on various committees and holding leadership positions within the organization.	1980

Carl G. Yale	60	Mr. Yale is a certified public accountant and partner in the firm of Hemric & Yale, certified public accountants. He formerly served on the boards of directors of Integrity Financial Corporation and its subsidiary, First Gaston Bank of North Carolina, which FNB United acquired in 2006.	2006

Class III Directors with Continuing Terms Expiring at the Annual Meeting in 2013

Name	Age	Biographical Information	Director Since
James M. Campbell, Jr.	72	Mr. J. Campbell is a private investor. He retired from his position as President and Treasurer of Sew Special, Inc., a manufacturer of private label apparel, in 2005. Active in community affairs, Mr. Campbell serves as the Chairman of the Randolph Community College Board of Trustees. He also serves on the boards of the Randolph Community College Foundation and Randolph Hospital. He has previously served as a director of the Randolph Community Health Foundation, the Randolph Community Foundation and the North Carolina Pottery Museum.	1984

Name	Age	Biographical Information	Director Since
R. Larry Campbell	67	Mr. R. Campbell is the President and Chief Executive Officer of FNB United and CommunityONE. He was appointed to these positions in April 2010 on an interim basis upon the retirement of the former president and chief executive officer. He previously since 2000 as Executive vice President and Secretary of FNB United and CommunityONE. Prior to joining FNB United, he was president and a director of Carolina Fincorp, Inc. and its subsidiary, Richmond Savings Bank, SSB, Rockingham, North Carolina, which were acquired by FNB United in 2000. Mr. Campbell has 46 years of operational and management experience in the banking industry	2000

Thomas A. Jordan	72	Mr. Jordan is the president of Michael Thomas Furniture, Inc., a manufacturer of upholstered furniture he founded in 1983. He has served as a director of the Federal Reserve Bank of Richmond.	1984

H. Ray McKenney, Jr.	57	Mr. McKenney is President of McKenney Family Dealerships, a group of automobile dealerships located in the Charlotte, North Carolina area. He is also President of MBM Auto Management, a multi-franchise automobile and powersports management company with five locations in Gaston County, North Carolina. Mr. McKenney previously served on the Boards of Directors of First Gaston Bank of North Carolina and its holding company, Integrity Financial Corporation, which were acquired by FNB United in 2006.	2006

FNB United Proposal 8: Non-Binding Approval of Executive Compensation

ARRA requires participants in the CPP, such as FNB United, to permit a separate shareholder vote to approve the compensation of executives, as disclosed pursuant to the compensation rules of the SEC. This requirement applies during the period in which any obligation arising from assistance provided under the CPP remains outstanding. It applies to any proxy, consent, or authorization for an annual or other meeting of the participant’s shareholders at which directors are to be elected. These proposals are commonly referred to as “say on pay” proposals.

This proposal gives the shareholders of FNB United the opportunity to endorse or not endorse FNB United’s executive pay program through the following resolution:

RESOLVED, that the shareholders approve the compensation of FNB United’s executives, as described under the headings “Compensation Discussion and Analysis” and “Executive Compensation” in this proxy statement for FNB United’s 2011 Annual Meeting.

Because the vote of the shareholders on this proposal is advisory, it will not be binding upon the FNB United board of directors and it will not overrule or override any decisions made by the FNB United board of directors relating to executive compensation. The Compensation Committee may, however, take into account the outcome of the vote when considering future executive compensation arrangements. FNB United believes that its compensation policies and procedures are reasonable, effective and appropriate and that the compensation paid to its named executive officers for 2010 is reasonable and not excessive. As described under “Compensation Discussion and Analysis,” FNB United believes that its executive compensation arrangements appropriately reward executives and align the interests of the executives with those of its shareholders.

Recommendation of the FNB United Board of Directors

The FNB United board of directors unanimously recommends a vote “FOR” approval of the compensation of FNB United’s executives.

FNB United Proposal 9: Ratification of Independent Auditor Appointment

The Audit Committee has appointed the firm of Dixon Hughes Goodman LLP independent auditors for FNB United for the 2011 fiscal year. Although shareholder approval of the appointment of Dixon Hughes Goodman LLP as the independent registered public accounting firm is not required by law, FNB United’s bylaws or otherwise, the appointment is being submitted to shareholders for ratification.

The Sarbanes-Oxley Act of 2002 requires the Audit Committee to be directly responsible for the appointment, compensation and oversight of the audit work and the independent auditors. In the event the appointment is not ratified by a majority of the votes cast, in person or by proxy, it is anticipated that no change in auditors would be made for the current year because of the difficulty and expense of making any changes during the year, but that vote would be considered in connection with the auditors’ appointment for 2012. Conversely, even if Dixon Hughes Goodman’s appointment is ratified by the shareholders, the Audit Committee may, in its discretion, appoint a new independent registered public accounting firm at any time if it determines that such a change would be in the best interests of FNB United.

Dixon Hughes Goodman LLP was FNB United’s auditor for the years ended December 31, 2010, and have served in that capacity since 2004. A representative of Dixon Hughes Goodman is expected to be present at the FNB United annual meeting. The representative will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions, including those relating to the 2010 audit of FNB United’s financial statements.

Recommendation of the FNB United Board of Directors

The FNB United board of directors unanimously recommends a vote “FOR” ratification of the appointment of the auditors. Proxies, unless indicated to the contrary, will be voted “FOR” ratification.

FNB United Proposal 10:	Approval of the Adjournment of the FNB United Annual Meeting, If Necessary and Appropriate

The FNB United annual meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the share issuance proposals, the TARP Exchange Proposal, the Share Increase Proposal and the Reverse Stock Split Proposal.

If, at the FNB United annual meeting, the number of shares of FNB United common stock present or represented and voting in favor of the share issuance proposals, the TARP Exchange Proposal, the Share Increase Proposal and the Reverse Stock Split Proposal is insufficient to approve the corresponding proposal, FNB United intends to move to adjourn the FNB United annual meeting to enable the FNB United board of directors to solicit additional proxies for approval of such proposals.

In the FNB United adjournment proposal, FNB United is asking its shareholders to vote in favor of granting discretionary authority to the holders of any proxy solicited by the FNB United board of directors, and each of them individually, to approve a motion to adjourn the FNB United annual meeting to another time and place for the purpose of soliciting additional proxies. If the FNB United shareholders approve the FNB United adjournment proposal, FNB United could adjourn the FNB United annual meeting and any adjourned session of the FNB United annual meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from FNB United shareholders who have previously voted.

Recommendation of the FNB United Board of Directors

The FNB United board of directors recommends a vote “FOR” the proposal to approve the adjournment of the annual meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to approve the other proposals.

Other Matters

There is no business other than as set forth, so far as now known, to be presented for action by the shareholders at the meeting. It is intended that the proxies will be exercised by the persons named therein upon matters that may properly come before the meeting or any adjournment thereof, in accordance with the recommendations of management.

FNB UNITED EXECUTIVE OFFICERS

The following table sets forth the current executive officers of FNB United and also shows their positions with CommunityONE.

Name	Age	Position in FNB United	Position in CommunityONE
R. Larry Campbell	67	President and Chief Executive Officer	President and Chief Executive Officer
Mark A. Severson	57	Executive Vice President and Treasurer	Executive Vice President and Chief Financial Officer
R. Mark Hensley	52	—	Executive Vice President and Chief Banking Officer

The above officers, other than Mr. Severson, have held executive positions with FNB United or CommunityONE or both for at least the past five years. Prior to joining FNB United in 2007, Mr. Severson served as chief financial officer of Camco Financial Corporation, a bank holding company based in Cambridge, Ohio, a position he held since November 2001. He served in the same role for FCNB Corp., a bank holding company in Frederick, Maryland, from 1990 to 2001. Officers are elected annually by the board of directors.

FNB UNITED CORPORATE GOVERNANCE

Director Independence

Rules of the Nasdaq Stock Market require that a majority of the board of directors be independent directors, as defined in Nasdaq Rule 5605. FNB United has reviewed the independence of each of its directors. In conducting this review, FNB United has considered transactions and relationships between each director, or any member of his family, and FNB United and its subsidiaries. As a result of this review, the board of directors has determined that all of the current directors, including those nominated for election at the annual meeting, are “independent” under the Nasdaq listing standards, with the exception of R. Larry Campbell.

Additionally, each of the directors expected to be nominated to the FNB United Board of Directors after the Recapitalization and Merger will be “independent”, in accordance with applicable Nasdaq listing standards, with the exception of Brian E. Simpson and Robert L. Reid. See “Board of Directors and Executive Officers of FNB United after Completion of the Merger,” beginning on page 70 of this joint proxy statement/prospectus.

The Board, Committees of the Board and Meetings

The directors of FNB United also serve on the board of directors of CommunityONE. FNB United’s board of directors holds regular quarterly meetings to conduct the normal business of FNB United and meets on other occasions when required for special circumstances. The CommunityONE board of directors holds regular monthly meetings and may meet on other occasions as circumstances warrant. Certain board members serve on standing committees. Among these committees are the Audit, Compensation, and Nominating and Corporate Governance Committees, whose members and principal functions are described below. During the fiscal year ended December 31, 2010, the FNB United board of directors held a total of fourteen meetings and the CommunityONE board held sixteen meetings. Each incumbent director attended 75% or more of the total number of meetings of the FNB United board of directors and of the committees of the board of directors on which he served. Directors are encouraged to attend the annual meeting of shareholders. Twelve of FNB United’s then fifteen directors attended FNB United’s last annual meeting of shareholders.

Audit Committee. The Audit Committee reviews FNB United’s external and internal auditing systems and monitors compliance with prescribed accounting and regulatory procedures. It operates under a formal charter, which governs its conduct and responsibilities. A copy of the charter is available through the FNB United Corp. Investor Relations link on FNB United’s website at www.MyYesBank.com. Among its duties, the Audit Committee is responsible for the engagement, retention and replacement of the independent registered public accounting firm, approval of transactions between FNB United and a director or executive officer unrelated to service as a director or officer, approval of nonaudit services provided by FNB United’s independent registered public accounting firm, review of FNB United’s internal controls and the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters. Additionally, the committee reviews the audited consolidated financial statements to be included in FNB United’s Annual Report on Form 10-K. Dixon Hughes Goodman LLP, FNB United’s independent registered public accounting firm, reports directly to the Audit Committee. Members of the committee are Directors Brooks, Frye, Neely (Chair) and Yale. Each of the members of the committee is independent as defined by Nasdaq listing standards and the FNB United board of directors has determined that Mr. Frye is an audit committee financial expert. The Audit Committee met 21 times during the 2010 fiscal year.

Compensation Committee. The Compensation Committee deals in broad terms with personnel matters affecting FNB United. The Compensation Committee operates under a formal charter, a copy of which is available through the FNB United Corp. Investor Relations link on FNB United’s website at www.MyYesBank.com. The committee assists the FNB United board of directors in fulfilling its responsibilities regarding compensation of FNB United’s executive and other senior officers and directors, oversight of the administration of FNB United’s employee compensation and benefit plans and programs, evaluation and review of FNB United’s management resources, evaluation of the performance of the chief executive officer, including determining and approving the chief executive officer’s compensation, and administration of FNB United’s equity-based incentive plans, including making awards under such plans. Members of this committee are Directors Jordan (Chair), McKenney and McLaurin, each of whom is independent as defined by Nasdaq listing standards. The Compensation Committee met six times during the 2010 fiscal year.

The Compensation Committee’s policy is to review executive officer compensation no less frequently than annually. Based on the bank’s financial condition the committee did not make any changes to executive officer compensation in 2010 other than to increase Mr. L. Campbell’s base salary in connection with his assuming the role of president and chief executive officer upon Mr. Michael C. Miller’s retirement in April 2010. In consultation with senior management, the committee reviews and approves FNB United’s compensation philosophy and oversees and monitors FNB United’s compensation policies, plans and programs in light of that philosophy. The committee determines and recommends to the FNB United board of directors the compensation of the chief executive officer and, with the recommendations of the chief executive officer, reviews and approves the total compensation for FNB United’s other executive and senior officers. In making these reviews and recommendations, the committee tries to ensure that senior management compensation is consistent with FNB United’s compensation philosophy, company and personal performance, changes in market practices, changes in individual’s responsibilities, and general economic conditions.

To assist it in fulfilling its responsibilities, the Compensation Committee retained McLagan, a compensation consulting, productivity, and performance benchmarking firm for the financial services industry, in 2010 to advise it on various matters relating to executive compensation and general compensation policies. The consultant reports to the chair of the committee. Specific compensation projects with which McLagan provided assistance included review of FNB United’s compensation plans and programs in light of the executive compensation requirements imposed upon FNB United by its participation in the CPP. McLagan also assists FNB United’s senior vice president of human resources on preparation of the executive compensation tables set forth in FNB United’s annual proxy statement and, as needed and instructed by the Compensation Committee, other compensation and benefit practices. Pursuant to the committee’s charter, the committee has the authority to retain and terminate the consultant and engage other advisors.

The Compensation Committee frequently requests the chief executive officer and senior vice president of human resources to be present at committee meetings to discuss executive compensation, the performance of FNB United and of individual executive and other senior officers. Occasionally, other executives and corporate counsel may attend committee meetings to provide pertinent financial or legal information. Although these executives may give their insights and suggestions, the decision-making authority remains with the committee members.

Nominating and Corporate Governance Committee. The primary purpose of the Nominating and Corporate Governance Committee is to assist the board of directors in fulfilling its responsibilities by reviewing and making recommendations to the FNB United board of directors regarding the board of directors’ composition and structure, establishing criteria for directors, evaluating the corporate policies relating to the recruitment of directors and assisting the board of directors in establishing and maintaining effective corporate governance policies and practices. The committee identifies, investigates and recommends to the full FNB United board of directors the nominees for election as directors at the annual shareholder meetings and is responsible for filling any vacancies that may occur in the interval between annual meetings. It operates under a formal charter, which governs its conduct and responsibilities. The charter and FNB United’s corporate governance guidelines, which were developed by the committee and adopted by the Board, are available through the FNB United Corp. Investor Relations link on FNB United’s website at www.MyYesBank.com.

The committee considers various factors when evaluating potential nominees to the FNB United board of directors, including their independence, ability to read and understand basic financial statements, expertise and business experience, education, character, judgment and vision. In accordance with FNB United’s corporate governance guidelines, the committee makes its evaluations in light of the current mix of director skills and attributes and also considers an individual candidate’s reputation, age, civic and community relationships, knowledge and experience in matters affecting financial institutions, and the extent to which he or she would bring greater diversity to the FNB United board of directors. FNB United seeks the highest qualified individuals who can represent its diverse constituencies and considers diversity by race, gender and culture when reviewing candidates. The committee also regularly discusses the qualifications and contributions of each incumbent director. All directors are required to complete an activity report each quarter, providing information about their attendance at board and committee meetings, review of relevant materials and activities undertaken on behalf of FNB United or related to their roles as directors. Members of the committee are Directors J. Campbell, Huffman, Lloyd and McLaurin (Chair), each of whom is independent as defined by Nasdaq listing standards. The Nominating and Corporate Governance Committee met five times during the 2010 fiscal year.

The committee will consider qualified candidates recommended by shareholders. Shareholders can submit the names of qualified candidates, together with a written description of the candidate’s qualifications and appropriate biographical information, to the Nominating and Corporate Governance Committee at FNB United Corp., P.O. Box 1328, 150 South Fayetteville Street, Asheboro, North Carolina 27204. Submissions will be forwarded to the Chair of the Nominating and Corporate Governance Committee for review and consideration. Any shareholder desiring to recommend a director candidate for consideration at FNB United’s 2012 annual meeting of shareholders must ensure that the submission is received by FNB United no later than December 6, 2011, to provide adequate time for the committee to consider the candidate. The committee does not have any formal policies regarding the consideration of candidates recommended by shareholders other than any such candidate will be considered at the same time and under the same criteria used to evaluate all other candidates.

Executive Sessions. The members of the FNB United board of directors who are independent within the meaning of the Nasdaq listing standards meet regularly in executive session without management present. Although executive sessions are generally held in conjunction with a regularly scheduled board of directors meeting, other sessions may be called by two or more independent directors in their own discretion or at the request of the FNB United board of directors.

Board Role in Oversight of Risk

FNB United historically has maintained that risk management is an enterprise-wide initiative and the responsibility of every employee. This broad-based approach begins with the board of directors and executive management. Executive management is ultimately accountable to the board of directors and FNB United shareholders for risk management. The board of directors oversees planning and responding to risks arising from changing business conditions or the initiation of new activities or products. The board of directors also is responsible for overseeing compliance with laws and regulations, responding to recommendations from auditors and supervisory authorities, and overseeing management’s compliance with internal policies and controls addressing the operations and risks of significant activities.

Executive management seeks to implement fully integrated and effective risk management throughout the organization. This is primarily accomplished through a committee structure in which individual committees comprised of FNB United management personnel are assigned primary responsibility for monitoring and managing a particular type of risk associated with FNB United’s operations, including credit risk, liquidity risk, market risk, operational risk, reputational risk and compliance risk, and these risks reviewed and supervised by a corresponding committee of the board of directors.

The board of directors, as a whole, and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes implemented by management are working as designed. While the full board is charged with ultimate oversight responsibility of risk management, various committees of the board, to ensure objectivity, have specific responsibilities with respect to FNB United’s risk oversight. Executive or senior management has direct involvement in risk management via reporting and regular communications to committees of the board. Minutes and reports of all board committee meetings are reviewed by the board of directors. Policies for all major risk areas are approved annually by board committees or the full board or both.

FNB United has also appointed a Chief Risk Officer who has the responsibility to ensure FNB United’s ongoing management of risk by implementing strategies and processes that limit risk through identification, measurement, and control. The Chief Risk Officer is responsible for the compliance and security functions of FNB United, works closely with the Director of Audit and reports to the board on a quarterly basis, or more often as needed.

The Audit and Compliance Committee plays a large role in monitoring and assessing our financial, legal and organizational risks, and receives regular reports from the management team’s Chief Risk Officer regarding comprehensive organizational risk. The Board’s Compensation Committee assesses the various risks associated with compensation policies and oversees incentive plans. The Board’s Credit Management Committee, working with the Chief Credit Officer, is charged with overseeing credit risk, including, but not limited to, setting credit policy, setting risk limits, determining the adequacy of loan loss reserves and monitoring results.

FNB United encourages open communication between management and the Board of Directors. Certain members of senior management attend many board meetings and they and other management members are available at all times to address any questions or concerns raised by the Board related to risk measurement and risk management.

Board Leadership

In January 2009, the FNB United board of directors chose to separate the positions of chief executive officer and chairman of the board, electing James M. Campbell, Jr. to succeed Michael C. Miller as chairman. One reason for the separation for the separation was to ensure that no one individual is able to assert a controlling influence over the board of directors. The separation also permits the role of chairman to be rotated among all of the directors while retaining the services of the chief executive officer. The independent chairman further provides additional leadership to be present among management.

Stock Ownership

The FNB United board of directors strongly encourages directors to own a meaningful number of shares of FNB United common stock. The FNB United board of directors has adopted a policy requiring each director to own the lesser of 5,000 shares of FNB United common stock or that number of shares of FNB United common stock having a value equal to three times the director’s annual cash retainer. A director should own one-third or more of such shares at the time his or her service as a director commences and acquire the remaining shares within three years thereafter.

Contacting the Board of Directors

Any shareholder who desires to contact the FNB United board of directors may do so by writing to James M. Campbell, Jr., Chairman, or R. Larry Campbell, President and Chief Executive Officer, FNB United Corp., P.O. Box 1328, Asheboro, North Carolina 27204. Communications received in writing are distributed to the full FNB United board of directors or a committee of the board of directors, as appropriate, depending on the facts and circumstances outlined in the communication received. For example, a complaint regarding compensation matters will be forwarded to the Chair of the Compensation Committee and complaints relating to accounting, internal controls or auditing matters will be forwarded to the Chair of the Audit Committee.

Codes of Ethics

FNB United has adopted a Code of Ethics for senior financial officers, which is applicable to FNB United’s chief executive officer, principal financial and accounting officer, controller and such other officers as the Audit Committee of the FNB United board of directors may designate from time to time. The purposes of this Code of Ethics are to promote honest and ethical conduct, full and accurate disclosure in a timely and understandable manner in periodic reports filed by FNB United, and compliance with applicable laws, and to deter wrongdoing. A copy of the Code of Ethics for Senior Financial Officers is filed as an exhibit to FNB United’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

FNB United has also adopted a Code of Business Ethics applicable to all of the officers, directors, and employees of FNB United and its subsidiaries. This code establishes guidelines for professional and ethical conduct in the workplace. A copy of the Code of Business Ethics is available online through the FNB United Corp. Investor Relations link on FNB United’s website at www.MyYesBank.com.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has ever been an officer or employee of FNB United or any of its subsidiaries or performed services for FNB United or its subsidiaries other than as a director. None of the executive officers of FNB United served during 2010 as a director or member of the compensation committee of any entity of which any executive officer served as a director or member of the compensation committee of FNB United.

Certain Relationships and Related Transactions

Certain of the directors and officers of FNB United and its subsidiaries and companies with which they are affiliated were customers of and borrowers from CommunityONE Bank in the ordinary course of business in 2010. Similar banking transactions are expected to take place in the future. Except as set forth below, in the opinion of management, all outstanding loans and commitments included in such transactions were made substantially on the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with other customers not related to FNB United and did not involve more than normal risk of collectibility or contain other unfavorable features.

Jacob F. Alexander III, who served on the board of directors until his resignation on May 26, 2011, and entities with which he is affiliated have borrowed from CommunityONE on various occasions since February 2004. Although the loans were made substantially on the same terms as those prevailing at the time in comparable transactions with other customers and did not involve more than a normal risk of collectibility when made, during 2010 and resulting from the unfavorable economic conditions affecting real estate in North Carolina and Mr. Alexander’s real estate development and investment businesses, certain of those loans were on nonaccrual, past due, restructured or potential problem loans. The following table sets forth additional information about these loans. Mr. Alexander is a manager of each of the limited liability companies identified in the table. He has a 50% ownership interest in each of JRNC, LLC, Council Street Partners, LLC, and A & H Investments, Inc., which owns 50% of J.A.B. NO. 1 L.L.C.

Borrower	Maximum Principal Amount Outstanding During 2010	Principal Amount Outstanding at December 31, 2010	Principal Paid in 2010	Interest Paid in 2010	Rate or Amount of Interest Payable
J.A.B. NO. 1 L.L.C.	$1,667,216.98	$1,624,680.40	$42,536.58	$57,522.54	3.7500%
J.A.B. NO. 1 L.L.C.	$1,033,915.00	$1,033,915.00	$-	$18,201.21	4.7500%
JRNC, LLC	$2,164,500.00	$2,164,500.00	$-	$75,860.89	5.0000%
Council Street Partners, LLC	$205,000.00	$205,000.00	$-	$5,362.03	3.8750%
Council Street Partners, LLC	$150,000.00	$150,000.00	$-	$3,497.21	3.8750%
Council Street Partners, LLC	$317,000.00	$317,000.00	$-	$8,024.06	3.7500%
Council Street Partners, LLC	$145,000.00	$-	$145,000.00	$4,632.33	3.8750%
Council Street Partners, LLC	$98,000.00	$98,000.00	$-	$2,299.94	3.8750%
Council Street Partners, LLC	$85,000.00	$22,626.66	$62,373.34	$2,290.62	3.8750%

FNB United recognizes that related party transactions can present actual or potential conflicts of interest and may create the appearance that decisions are based on considerations other than the best interests of FNB United. Therefore, the FNB United board of directors has adopted a “Regulation O Policy,” which it applies not only to extensions of credit to executive officers, directors and principal shareholders but also is guided by that policy with respect to any transaction involving an insider. Under the policy, any actual or potential conflict of interest regarding insiders must be promptly disclosed to the board of directors for consideration, whether the conflict is intended or unintended. The board retains final authority to approve any transaction with an insider. The involved insider is required to abstain from the board’s approval process with respect to any transaction in which the insider may obtain any direct or indirect benefit.

With the exception of the employment agreements to be entered into between FNB United and the individuals that will be executive officers of FNB United following the closing of the Merger and Recapitalization, and the transactions described in this joint proxy statement/prospectus, there are no related party transactions contemplated between FNB United and the persons who will serve as directors and executive officers upon completion of the Merger and Recapitalization.

FNB UNITED AUDIT MATTERS

Independent Registered Public Accounting Firm

The independent registered public accounting firm of Dixon Hughes Goodman LLP audited the Corporation’s consolidated financial statements for the years ended December 31, 2007 through 2010. A representative of Dixon Hughes Goodman is expected to be present at the FNB United annual meeting of shareholders. The representative will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions, including those relating to the 2010 audit of FNB United’s financial statements.

Disclosure of Auditor Fees

The following is a summary of the fees billed or expected to be billed to the Corporation by Dixon Hughes Goodman LLP for professional services rendered for the fiscal years ended December 31, 2010 and 2009:

Fee Category	2010	2009
Audit Fees	$391,455	448,300
Audit-Related Fees	25,000	44,700
Tax Fees	51,575	65,233
All Other Fees	-	-

Total Fees	$468,020	$558,233

Audit Fees. This category consists of fees billed and expected to be billed for professional services rendered for the audit of our annual financial statements, the audit of internal control over financial reporting as of December 31, 2010, as required by Section 404 of the Sarbanes-Oxley Act of 2002, and reviews of our interim financial statements.

Audit-Related Fees. This category consists of fees billed for services that are reasonably related to the performance of the audit or review of our financial statements and are not otherwise reported under “Audit Fees.” During 2010 and 2009, these fees consisted of the audit of our benefit plans, routine accounting consultations and accounting consultations related to merger transactions.

Tax Fees. This category consists of fees billed for professional services for tax compliance, tax advice and, during 2010 and 2009 tax consultations related to merger specific issues.

All Other Fees. This category consists of fees for professional services other than the services reported above.

Audit Committee Preapproval Policies and Procedures

The Audit Committee has adopted policies and procedures for the preapproval of audit, audit-related, tax and other services for the purpose of maintaining the independence of our independent auditors. Under the policy, the Audit Committee is required to review and approve, on an annual basis, all audit services, as well as pre-approve non-audit services that may be performed by the independent auditors. The Audit Committee has preapproved unspecified non-audit services that will not exceed $20,000. Management is required to inform the Audit Committee of the engagement of a firm for such services at the committee’s next regularly scheduled meeting following the engagement. Management is required to obtain specific preapproval from the committee for any engagement for non-audited services over $20,000. Preapproval responsibility for certain activities may be delegated to a subcommittee comprised of two or more members of the Audit Committee. Any such subcommittee must report any preapproval decisions to the Audit Committee at its next scheduled meeting.

During fiscal year 2010, the Audit Committee pre-approved all services provided by the independent auditors.

Report of the FNB United Audit Committee

The Audit Committee of FNB United’s board of directors is comprised of four directors who are not officers or employees of the Corporation. All current members of the Committee are independent for purposes of the Nasdaq listing standards and the Sarbanes-Oxley Act of 2002. In accordance with its written charter, the Audit Committee fulfills its oversight responsibilities by reviewing the financial information that will be provided to the FNB United shareholders and others, the systems of internal controls established by management and the board of directors, and the audit process. The Audit Committee is directly responsible for appointing, compensating and overseeing the work of the corporation’s independent auditors. The Audit Committee meets with FNB United’s internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the corporation’s internal controls, and the overall quality of FNB United’s financial reporting.

In performing its oversight function, the Audit Committee reviewed and discussed the audited consolidated financial statements of FNB United as of and for the year ended December 31, 2010 with management and Dixon Hughes Goodman LLP, the corporation’s independent accountants. The Audit Committee also discussed with FNB United’s independent auditors all matters required by standards of the Public Company Accounting Oversight Board (PCAOB), including those described in Statement on Auditing Standards No. 61, as amended, “Communication with Audit Committees,” and discussed and reviewed the results of the independent auditors’ examination of the financial statements.

The Audit Committee obtained from the independent auditors the written disclosures and a formal written statement describing all relationships between the auditors and FNB United that might bear on the auditors’ independence consistent with PCAOB Rule 3526 “Communication with Audit Committees Concerning Independence.” The Audit Committee discussed with the auditors any relationships that may have an impact on their objectivity and independence and satisfied itself as to the auditors’ independence. The Audit Committee also determined that the provision of the other non-audit services described under “Independent Auditors – Disclosure of Audit Fees” by Dixon Hughes Goodman LLP to the corporation is compatible with maintaining Dixon Hughes’s independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors, and the board approved, that FNB United’s audited financial statements be included in the corporation’s Annual Report on Form 10-K for the year ended December 31, 2010, for filing with the Securities and Exchange Commission.

Audit Committee

R. Reynolds Neely, Jr., Chair

Larry E. Brooks

Darrell L. Frye

Carl G. Yale

FNB UNITED COMPENSATION DISCUSSION AND ANALYSIS

The following is a discussion of the compensation program of FNB United, particularly as it pertains to the individuals who served as FNB United’s principal executive officer and principal financial officer during 2010 and FNB United’s two other most highly compensated executive officers in 2010. These individuals are Michael C. Miller, former principal executive officer; R. Larry Campbell, principal executive officer following Mr. Miller’s retirement; Mark A. Severson, principal financial officer; and R. Mark Hensley. They are referred to throughout this discussion as the “named executive officers.” This discussion focuses on compensation and practices relating to FNB United’s most recently completed fiscal year.

Philosophy and Objectives

The company’s Compensation Committee provides board oversight and guidance for executive compensation and related benefits. To assist with their responsibilities, the Committee regularly receives recommendations from outside independent consultants.

FNB United maintains that a direct link must exist between FNB United’s financial performance and the total compensation received by its chief executive officer, executive officers and other senior officers. Executive compensation packages reflect FNB United’s overall financial performance, changes in shareholder value, the success of the business unit directly affected by the executive’s performance, and the performance of the individual executive. One way to determine if FNB United’s compensation programs reflect the interests of shareholders is through their non-binding vote. In 2010, FNB United shareholders approved by their advisory vote the compensation of the named executive officers. FNB United adheres to a simple philosophy: high performing people on high performing teams get high compensation. The objectives of FNB United’s compensation program are to:

•	Attract and retain excellent officers and employees and to reward and motivate the productivity and commitment of those officers and employees.

•	Maintain an excited and motivated workforce.

•	Help FNB United compete successfully for employees with the mix of experiences and skills vital to its mission.

•	Set pay in consideration of similar companies and recruiting markets while also within FNB United’s resources.

•	Be fiscally responsible.

At FNB United, compensation is comprised of several components: salary, incentive pay, benefits, and career development opportunities. Pay is designed to recruit and retain excellent officers and employees. Salary reflects the contribution, content and complexity of the work. Through the use of incentive pay, FNB United rewards excellent performance at all levels when FNB United’s goals are met. Incentive compensation may be paid in cash or may be equity-based. All grants of equity, whether stock options, shares of restricted stock or other forms of stock awards, are to reflect transparently FNB United’s financial performance. FNB United provides a set of core benefits, including health, disability, death and retirement benefits that are structured to be competitive with benefits offered by similar employers.

FNB United’s board of directors, through its Compensation Committee, is responsible for identifying performance measures that reflect the strategic direction of FNB United and the results achieved. It uses short- and long-term performance measures. These measures include core earnings per share growth, core net income, return on average equity, return on average assets, the ratio of nonperforming assets to total assets, and other measures as may be determined by the FNB United board of directors to align executive pay and executive performance. In particular, FNB United’s total compensation packages for the named executive officers are intended to take into account asset size, earnings growth, and overall performance of FNB United. In addition and assuming that FNB United’s performance is at expected, target levels, FNB United endeavors to provide total compensation for the named executive officers that is competitive and at approximately the median of a peer group of comparably-sized, regional community banks.

2010 Summary

During 2010, FNB United continued to face financial challenges relating to loan problems and economic conditions within many of the markets it serves. In consideration of these financial challenges and FNB United’s performance, the committee did not lift the freeze on base pay for executive officers (with the exception of the increase for Mr. L. Campbell upon his assuming the duties of the principal executive officer in April 2010). Executive compensation activity in 2010 was highlighted by the following:

•	The base salaries for each of Mark A. Severson and R. Mark Hensley were unchanged from those paid in 2009 and 2008.

•	R. Larry Campbell’s salary was increased from $180,000 to $225,000 per year in April 2010, when he was named chief executive officer and president of FNB United on an interim basis.

•	No annual cash incentives were paid to the named executive officers.

•	No awards of equity-based compensation were made to any named executive officer.

•

The Compensation Committee recommended to the full board of directors that FNB United freeze the benefit accrual in the Supplemental Executive Retirement Plan, in which Messrs. L. Campbell, Severson and Hensley participate.

•

The Compensation Committee evaluated the risks associated with FNB United’s compensation programs and concluded that these programs are balanced, do not motivate imprudent risk taking and do not present risks that are reasonably likely to have a material adverse effect on FNB United.

Competitive Positioning

In determining the amount of total compensation for the named executive officers, the Compensation Committee may review competitive market data from a selected peer group of comparable, regional community banks. Although individual levels of base salary, annual incentives, long-term incentives, and benefits provided by members of the peer group may be identified, the committee generally strives to target the total compensation of the named executive officers to the peer group median of total compensation to be competitive on an overall basis in the market and to emphasize performance-based compensation. The committee may also refer to various market salary surveys for banks of similar asset size in its review of the total compensation levels for the named executive officers and other senior officers.

The committee attempts to make compensation decisions consistent with the objectives and considerations described above, including, in particular, market levels of compensation it believes are necessary to attract, motivate and retain an experienced and effective management team. Notwithstanding FNB United’s overall competitive pay positioning objectives, compensation opportunities for specific individuals vary based on a number of factors, such as performance, scope and breadth of duties, institutional knowledge, and potential difficulty in recruiting a new executive. Actual total compensation in any given year will vary above or below target compensation levels of the peer group based primarily on the attainment of operating goals.

The peer group for 2010 is comprised of 21 companies listed below. These companies include banks and bank holding companies of similar size and business strategy to that of FNB United. Based on FNB United’s performance in 2010, the Compensation Committee decided not to raise the base salaries of the named executive officers and other senior officers or to make any incentive awards. In making this decision the committee did not review any data from this peer group, or make changes to the peer group

2010 Peer Group

• Ameris Bancorp	• Pinnacle Financial Partners, Inc.
• BNC Bancorp	• SCBT Financial Corporation
• Capital Bank Corporation	• Seacoast Banking Corporation of Florida
• Fidelity Southern Corp.	• Southern Community Financial Corp.
• First Bancorp	• StellarONE Corporation
• First Financial Holdings, Inc.	• TIB Financial Corp.
• First Community Bancshares, Inc.	• TowneBank
• Green Bancshares	• Union Bankshares Corporation
• Hampton Roads Bankshares, Inc.	• Virginia Commerce Bancorp, Inc.
• NewBridge Bancorp	• Yadkin Valley Financial Corporation
• Palmetto Bancshares, Inc.

Components of the Compensation Program

FNB United’s executive compensation program is structured to be comprised of four primary components. They are: base salary, annual cash incentives, long-term incentives and benefits. In light of the company’s financial difficulties, executive compensation was limited to base salary and benefits in 2009 and 2010. The Compensation Committee plans to implement new executive incentive plans after FNB United has returned to profitability. A brief description of the existing salary, incentive and benefits programs follows.

Annual Base Salary

FNB United pays its executives base cash salaries that are designed to provide competitive levels of compensation, taking into account the individual executive’s experience, performance, responsibilities, and past and potential contributions to FNB United. Salaries provide a basic level of compensation that is necessary to recruit and retain executives. Periodic increases in salaries are based primarily on judgments of merit, guided by regular appraisals of individual work performance as well as the performance of FNB United. The Compensation Committee reviews a number of factors, including, as appropriate in individual cases, the executives’ general managerial oversight of FNB United, the quality of their communications with the board of directors, FNB United’s achievement of established performance goals, and FNB United’s record of compliance with regulatory requirements. There is no specific weighting applied to the factors considered. The Compensation Committee uses its own judgment and expertise in determining appropriate salaries within the parameters of FNB United’s compensation philosophy. The goal is to provide executives and management employees with an opportunity to earn compensation that is fair, reasonable and competitive with that paid by other financial institutions similar in size and other respects to FNB United.

Base salary levels are also important because FNB United generally ties the amount of cash incentive compensation and retirement benefits to an executive’s base compensation. For example, participation in FNB United’s annual cash incentive plan is generally denominated as a designated percentage of one’s base salary.

The Compensation Committee is responsible for recommending to the board of directors the base salary for FNB United’s chief executive officer. The committee also approves the base salaries of the remaining executive and other senior officers of FNB United based on the recommendations of the chief executive officer.

Based on the performance of FNB United, the committee placed a general freeze on all salaries at CommunityONE for individuals earning $70,000 or more annually, including those of the named executive officers, throughout 2010. Mr. Campbell was awarded a salary increase in April 2010 when he was named Chief Executive Officer and President of FNB United. The committee has not approved any increases in the base salaries of any of the named executive officers or any other senior officers for 2011. Based on CommunityONE’s continued poor financial performance the committee has placed a general freeze throughout 2011 on all salaries at CommunityONE for individuals earning $50,000 or more annually. Whether the Compensation Committee approves any salary increases for the named executive officers or other senior officers later in 2011 or for 2012 will be dependent upon improvement in CommunityONE’s performance and general economic conditions, followed by a consideration of individual merit.

Annual Cash Incentive Compensation

FNB United has established an annual cash incentive compensation plan—referred to as the Stakeholders Plan—that is designed to foster achievement of FNB United’s annual performance goals. All employees of CommunityONE are eligible to participate in the plan. The plan provides for quarterly payments based upon the CommunityONE’s performance as measured against key performance indicators approved early each year by the Compensation Committee for that year. These performance indicators are generally established for asset growth and deposit growth, net interest margin, non-interest income, loan quality, and operating productivity. Based on the financial condition of CommunityONE, the FNB United board of directors did not establish performance indicators for 2010 and there were no payments made to CommunityONE employees under this plan in 2010.

FNB United did not establish or approve an executive incentive plan for 2010, and there were no payments to any executive or senior officers under any type of incentive plan.

Long-Term Incentive Compensation

FNB United believes that long-term incentives are important to focus attention on long-range objectives and future returns to shareholders. Long-term incentive awards are equity-based and historically have taken the form of stock options and shares of restricted stock. They are designed to align the executives’ interests with those of other shareholders, to encourage the retention of key executives, and to encourage significant stock ownership. Awards are made under the FNB United Corp. 2003 Stock Incentive Plan. FNB United did not make any awards of equity-based compensation to any named executive officer in 2010.

FNB United implemented a long-term executive incentive plan for senior management and key employees as of January 1, 2008. No awards have ever been made under this plan and, upon FNB United’s return to profitability, the Compensation Committee intends to review this and other executive incentive plans and adopt new plans. Under this plan as currently structured, long-term equity awards in the form of a combination of stock-settled stock appreciation rights (SARs) and performance-vested restricted stock units may be awarded if FNB United meets or exceeds various predetermined financial measures. These measures include return on average assets, return on average equity, and the ratio of nonperforming assets to total assets, all as compared to FNB United’s peer group described above. In addition, FNB United must maintain a Tier 1 capital ratio of 7.0%. FNB United did not meet the requisite financial measures for awards under this plan in 2010 and, as noted above, consequently no awards were made.

FNB United’s policy is to make grants of equity-based compensation only at current market prices. When awarded, the exercise price of stock options is set at the closing stock price on the date of grant and no “in-the-money” options or options with exercise prices below market value on the date of grant are granted. Similarly, SARs will be granted at fair market value and will not reflect any discount. FNB United does not endeavor to make restricted stock awards, stock option grants or other equity grants at a particular time of the year but does try to make the awards and grants at times when they will not be influenced by scheduled releases of information. FNB United believes that it minimizes the influence of its disclosures of nonpublic information on the exercise price of its equity awards by setting vesting periods at one year or longer and by selecting dates several days or weeks after it reports its financial results and well in advance of its next anticipated earnings release. FNB United does not otherwise time or plan the release of material, nonpublic information for the purpose of affecting the value of executive compensation.

The Compensation Committee oversees the administration of, and makes awards under, FNB United’s equity-based employee incentive plans, and is responsible for recommending to the FNB United board of directors the equity incentive awards for FNB United’s chief executive officer. The Compensation Committee also approves the awards for the remaining executive and other senior officers of FNB United based on the recommendations of the chief executive officer. FNB United expenses stock option grants in accordance with ASC Topic 718 on Stock Compensation.

Benefits

401(k) Savings Plan. FNB United sponsors a qualified 401(k) plan to provide a tax-advantaged savings vehicle for employees, including the named executive officers. FNB United believes that the 401(k) plan, and its contributions to the plan, increases the range of benefits offered to executives and enhances its ability to attract and retain employees. All regular employees are eligible to participate in the plan. Under the terms of the plan for 2010, eligible employees were permitted to defer up to $16,500 of their eligible pay, and FNB United made a matching contribution of $0.50 for each dollar deferred on the first 6% of eligible pay deferred by the employee under the plan. FNB United established its limit on its matching contributions by reference to market and peer practices. An additional discretionary employer contribution may be made each year. Based on FNB United’s performance, no discretionary contribution was made for 2010. All employer contributions to the 401(k) plan, both matching amounts and discretionary service amounts, are made in cash. The 401(k) plan is FNB United’s primary retirement benefit plan.

Pension Plan. FNB United has maintained a noncontributory, qualified pension plan. In September 2006, the FNB United board of directors approved a modified freeze to the plan. Participants who were at least age 40, had earned 10 years of vesting service as an employee of FNB United and remained an active employee as of December 31, 2006, were grandfathered and would continue to accrue benefits under the plan through December 31, 2011. In November 2010, however, the FNB United board of directors approved an additional amendment to the plan that ceased all participant benefit accrual as of December 31, 2010. Of the named executive officers, only Mr. Campbell qualified under the 2006 grandfathering provision and continued to accrue benefits through December 31, 2010.

Supplemental Executive Retirement Plans. FNB United has offered a noncontributory, nonqualified supplemental executive retirement plan (the “FNB SERP”) to ten executive and senior officers of CommunityONE, including the named executive officers. Adopted following the reduction in qualified pension plan benefits to executive and senior officers caused by limitations imposed by the Internal Revenue Code, the FNB SERP is intended to supplement the retirement benefits available under FNB United’s pension plan and 401(k) plan and to attract and retain key executive talent. Annual benefits payable under the FNB SERP are based on factors similar to those for the pension plan described above and are limited to 60% of average compensation, offset by amounts payable under the pension plan, the 401(k) plan and by 50% of Social Security benefits. Average compensation for purposes of the FNB SERP means the average annual compensation during the final ten years of employment. In 2010, the FNB United board of directors approved an amendment to the plan that ceased additional benefit accrual under the FNB SERP after December 31, 2010. This action does not affect a participant’s accrued or vested interest in the plan.

The FNB SERP provides death, disability and voluntary termination benefits and contains a covenant not to compete provision that prohibits a participant from competing with FNB United for two years after his or her separation of service with a vested benefit or during any time that he or she is receiving retirement or disability benefit payments under the FNB SERP.

Participants in the FNB SERP become 100% vested in their accrued benefits upon the occurrence or attainment of any of the following events: death after five or more years of service and survived by an eligible spouse; permanent and total disability; early retirement (age 60 with ten or more years of service); normal or delayed retirement (age 65 or later with five of more years of service); change of control; involuntary termination without cause; termination by the employee for good reason, meaning substantial reduction in regular and material duties without cause; voluntary termination upon attaining age 58 with at least ten years of service; and termination of the plan. Termination of employment for any other reason will result in forfeiture of all FNB SERP benefits.

In connection with the acquisition by FNB United of Carolina Fincorp, Inc. in 2000, CommunityONE assumed the obligations of Richmond Savings Bank, Inc., SSB under its Nonqualified Supplemental Retirement Plan with Mr. Campbell. Under that plan, Mr. Campbell is entitled to a retirement benefit of $30,000 per year payable for 10 years commencing at retirement upon attaining age 65.

Benefits and Perquisites

Believing that a healthy and secure workforce is best able to contribute to FNB United’s performance, FNB United strives to provide its employees a set of core benefits, including medical, dental, disability and life insurance coverage that are competitive with those offered by comparable banks and employers. FNB United also believes that providing benefits that are usual and customary within its peer group assists FNB United in attracting and retaining key executive talent. The named executive officers participate in these benefits on the same terms as other eligible employees of FNB United.

Perquisites represent a very small part of FNB United’s overall compensation package, and are offered only after consideration of business need. The Compensation Committee reviews annually the perquisites and other personal benefits provided to senior management. The primary perquisites are reimbursement of country club expenses and the exclusive use of an automobile. An automobile is provided to Mr. Campbell with FNB United paying all operating and service expenses, including automobile insurance, related to the vehicle. Any personal use of the automobile by the executive is accounted for and reported as additional compensation to the executive. Mr. Miller was provided with an automobile during his employment with FNB United in 2010 under the same arrangement. Mr. Hensley receives a $600 automobile allowance each month. Business-related miles are recorded and the remaining allowance, if any, is compensation to Mr. Hensley. FNB United also may pay the expenses for the spouse of the chief executive officer to accompany him to the annual conventions of the American Bankers Association or the North Carolina Bankers Association or both. Neither Mr. Miller before his retirement nor Mr. Campbell attended either convention in 2010.

Employment Agreements

CommunityONE had entered into employment agreements with Michael C. Miller and R. Larry Campbell. The agreement with Mr. Miller terminated effective with his retirement on April 22, 2010. The agreement with Mr. Campbell terminated on December 31, 2010 and a new agreement has not been signed. The following summarizes the term of Mr. Campbell’s agreement without regard to FNB United’s participation in the CPP. For the period FNB United is a recipient of funds under TARP, these employment agreements are deemed amended or modified to the extent necessary to be in compliance with the TARP compensation standards, which are described under “Capital Purchase Program” below.

Effective as of December 31, 2008, CommunityONE amended and restated the employment agreement with Mr. Campbell, which was originally entered into in connection with the acquisition in 2000 of Carolina Fincorp, Inc. The agreement was amended to bring it into compliance with Section 409A of the Internal Revenue Code, to extend the term of employment, and to provide a change in control feature. The agreement with Mr. Campbell terminated on December 31, 2010 by its terms and was not renewed or replaced.

Mr. Campbell’s employment agreement provided him with an annual base salary of $180,000 with increases as determined in accordance with CommunityONE’s policies and practices for employee compensation. The employment agreement also provided that it may be terminated by CommunityONE with cause or as a result of Mr. Campbell’s death or disability. Mr. Campbell had the option to terminate the agreement upon 60 days’ notice to CommunityONE. In the event CommunityONE terminated Mr. Campbell’s employment other than by reason of death, disability or “cause,” Mr. Campbell would continue to receive his then annual base salary for the otherwise then remaining term of the employment agreement. CommunityONE would also continue to provide Mr. Campbell with various group health, disability and life insurance benefits until the earlier of (i) Mr. Campbell’s death, (ii) Mr. Campbell’s becoming eligible to participate as a full-time employee in the benefit plans of another employer, or (iii) the end of the term otherwise remaining under the agreement, provided that the CommunityONE’s obligation to pay the costs of coverage for such benefits will end as of the 19th month following the employment termination. If Mr. Campbell’s employment were terminated by reason of continued disability, he would continue to receive his then annual base salary for the otherwise then remaining term of the agreement, less any disability payments to him from any disability plan of CommunityONE or FNB United.

If a change in control (as defined in the employment agreement) occurred prior to December 31, 2010, and Mr. Campbell’s employment were terminated by CommunityONE other than for cause or by Mr. Campbell with good reason in connection with or within 24 months after the change in control, then Mr. Campbell would have been entitled, in lieu of the above cash severance payments, to a lump sum payment equal to twice his total cash compensation paid during the calendar year ended immediately prior to the change of control or the date of employment termination, whichever is higher. In addition, CommunityONE would have been obligated to continue to provide Mr. Campbell with the group health, disability and life insurance benefits described above. CommunityONE would also cause Mr. Campbell to become fully vested in all plans in which he participated that do not address the effect of a change in control.

The agreement contained confidentiality provisions as well as provisions prohibiting Mr. Campbell from competing with CommunityONE during and for a period of time following his employment with CommunityONE.

Change of Control Agreements

Certain senior officers of CommunityONE, including the named executive officers other than Messrs. Miller and Campbell, have entered into change of control agreements with FNB United and CommunityONE. The purpose of the agreements is to secure the continued service of the officers in the event of a change of control and to provide the officers with security in such event so as to ensure their continued loyalty to maximize shareholder value as well as the continued safe and sound operation of FNB United. For the period that FNB United is a TARP recipient, the change of control agreements with the named executive officers or any of FNB United’s five next most highly compensated employees are deemed amended or modified to the extent necessary to be in compliance with the TARP compensation standards, which are described under “Capital Purchase Program” below.

Each change of control agreement provides that in the event of a termination of the officer’s employment in connection with, or within 24 months after, a change of control of FNB United or CommunityONE, for reasons other than cause, the officer will receive a severance benefit as set forth in his or her agreement and payable in one lump sum. In addition, the officer may terminate his or her employment upon a change of control of FNB United or CommunityONE and receive the benefits described above if, within 24 months following a change of control, the officer is assigned duties inconsistent with his or her duties at the time of the change of control, the officer’s annual base salary is reduced below the amount in effect prior to the change of control, the officer’s benefits are reduced below their level prior to the change of control (unless benefits are reduced for all employees), or the officer is transferred to a location more than 50 miles from his or her current principal work location. Each agreement has an initial term of three years, which will be automatically extended for an additional one-year period on each anniversary date of the agreement so that the term will again be three years unless either FNB United, including CommunityONE, or the officer elects by written notice to the other not to continue the annual renewal. The severance benefit payable to each of Messrs. Hensley and Severson is an amount equal to twice his total cash compensation, including salary and bonus, paid during the calendar year ended immediately prior to the change of control or the date of employment termination, whichever is higher.

Director Compensation

The Compensation Committee is responsible for reviewing and evaluating, at least annually, the compensation of the FNB United board of directors, including the appropriate mix of cash compensation and equity compensation, and recommending any changes in such compensation. In developing its recommendations, the committee is guided by the following: compensation should fairly pay directors for work required in a bank of FNB United’s size and scope; compensation should align directors’ interests with the long-term interests of shareholders; and director compensation should be simple, transparent and easily comprehensible by shareholders.

Prior to CommunityONE’s execution of the FNB Consent Order with the OCC in July 2010, directors who were not also employees of FNB United or a subsidiary were paid an annual retainer of $750 per month and the chairman of the board, who is an independent director, received an additional monthly retainer of $2,500 for serving as chairman of the board. These retainer fees were eliminated with the execution of the FNB Consent Order. Each committee chairman receives a $1,000 annual retainer for serving as chairman, which is payable in June each year. That payment has also been eliminated for the period the FNB Consent Order is in effect. Directors also earn $750 for each board meeting they attend and $500 for each committee meeting attended. Effective January 2011, the board reduced these meeting fees to $500 for each board meeting and $250 for each committee meeting attended.

Nonmanagement directors are eligible for grants of nonqualified stock options and shares of restricted stock under FNB United’s incentive stock plan. There were no stock options or shares of restricted stock granted to the directors in the 2010 fiscal year. FNB United does not provide any nonequity incentive compensation to nonmanagement directors.

The fiscal 2011 compensation for nonmanagement the directors who are elected to the FNB United board of directors following the Recapitalization and the Merger will be determined by the Compensation Committee promptly following the consummation of the Recapitalization and the Merger.

Tax Considerations

It is the intent of FNB United and the Compensation Committee that all incentive payments be deductible unless maintaining such deductibility would undermine FNB United’s ability to meet its primary compensation objectives or is otherwise not in its best interests. FNB United also takes into account the tax effects of various forms of compensation and the potential for excise taxes to be imposed on the executive officers that might have the effect of frustrating the purpose of the compensation. There are various provisions of the Internal Revenue Code considered when making compensation decisions.

Section 162(m)

Section 162(m) of the Internal Revenue Code limits the deductibility for federal income tax purposes of compensation paid to the chief executive officer and the next four most highly compensated executive officers of FNB United. Under Section 162(m), compensation paid to each of these officers in excess of $1 million per year is not deductible unless it is “performance based.” As described below under “Capital Purchase Program,” however, FNB United has agreed to lower the tax deduction limit to $500,000. FNB United and the Compensation Committee believe that all awards of stock options and shares of restricted stock made under its stock incentive plans are performance based. The Compensation Committee did not consider the deductibility limits in making its compensation decisions for any of the named executive officers for the 2010 fiscal year, as the deductibility limits would not be exceeded under any circumstances. However, the committee’s policy is to design and administer compensation programs that meet the objectives set forth above and to reward executives for corporate performance that meets established financial goals and, to the extent reasonably practicable and consistent with its other compensation objectives, to maximize the amount of compensation expense that is tax deductible by FNB United. The adoptions of FNB United’s stock incentive plans, the 2003 Stock Incentive Plan and the 1993 Stock Compensation Plan, were in keeping with this policy.

Sections 280G and 4999

The change in control provisions of the employment agreement of FNB United’s chief executive officer have a tax protection in the form of a gross-up payment to reimburse the chief executive officer for any excise tax under Internal Revenue Code Section 4999 as well as any additional income and employment taxes resulting from such reimbursement. Internal Revenue Code Section 4999 imposes a 20% nondeductible excise tax on the recipient of an “excess parachute payment” and Internal Revenue Code Section 280G disallows the tax deduction to the payor of any amount of an excess parachute payment that is contingent on a change in control. A payment as a result of a change in control must exceed three times the executive’s base amount to be considered an excess parachute payment, and then the excise tax is imposed on the parachute payments that exceed the executive’s base amount. The intent of the tax gross-up is to provide a benefit without a tax penalty to FNB United’s chief executive officer if he is displaced in the event of a change in control. The Compensation Committee believes that this tax protection for excess parachute payments for the chief executive officer is consistent with market practice, is a valuable executive talent retention incentive, and is consistent with the objectives of FNB United’s overall executive compensation program. Payment of the change in control and tax gross-up amounts may be limited, however, by the restrictions described under “Capital Purchase Program” below.

Section 409A

Amounts deferred under FNB United’s nonqualified deferred compensation programs after December 31, 2004 are subject to Internal Revenue Code Section 409A, which governs when elections for deferrals of compensation may be made, the form and timing permitted for payment of such deferred amounts, and the ability to change the form and timing of payments initially established. Section 409A imposes sanctions for failure to comply, including accelerated income inclusion, a 20% penalty and an interest penalty. FNB United has amended its plans as necessary to comply fully with the final Section 409A regulations.

Capital Purchase Program

On February 13, 2009, FNB United completed the sale of $51.5 million of newly issued shares of FNB United Series A Preferred Stock to the United States Department of the Treasury as part of FNB United’s participation in the CPP. As a result of participating in the CPP, FNB United adopted the United States Department of the Treasury’s standards for executive compensation and corporate governance. These requirements apply to FNB United’s senior executive officers, named above. As a condition to closing the sale of the preferred shares and the TARP Warrant to the United States Department of the Treasury, FNB United agreed to implement the following executive compensation provisions, limitations and restrictions:

•	a prohibition on incentive compensation plans and arrangements for senior executive officers that encourage unnecessary and excessive risks that threaten the value of FNB United;

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a recovery, or “clawback,” of any bonus or incentive compensation paid (or under a legally binding obligation to be paid) to a named executive officer based on materially inaccurate financial statements or other materially inaccurate performance metric criteria;

•	a prohibition on making “golden parachute payments” to senior executive officers; and

•	an agreement not to claim a deduction, for federal income tax purposes, for compensation paid to any of the named executive officers in excess of $500,000 per year.

In connection with FNB United’s participation in the CPP, each of the senior executive officers executed an agreement with FNB United, amending his employment arrangements to cause such arrangements to comply with the terms of the TARP Securities Purchase Agreement.

The American Recovery and Reinvestment Act of 2009 (“ARRA”), signed into law by the President of the United States on February 17, 2009, retroactively amended the executive compensation provisions applicable to participants in the CPP. ARRA executive compensation standards remain in effect for CPP participants during the period in which any obligation arising from financial assistance provided under the CPP remains outstanding, excluding any period during which the United States Department of the Treasury holds only the TARP Warrant (the “Covered Period”). ARRA’s executive compensation standards apply to FNB United’s named executive officers as well as certain other employees. ARRA continues all of the same compensation and governance restrictions imposed under EESA and the CPP, and adds substantially to these restrictions in several areas. The new standards include, without limitation, the following:

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prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock grants that do not fully vest during the Covered Period, up to one-third of an employee’s total annual compensation;

•	prohibitions on “golden parachute payments” upon certain executives’ or employees’ departure from FNB United;

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an expanded provision for recovery, or “clawback,” of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria;

•	prohibitions on compensation plans that encourage manipulation of reported earnings;

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retroactive review of bonuses, retention awards and other compensation previously provided by CPP participants if found by the United States Department of the Treasury to be inconsistent with the purposes of the program or otherwise contrary to public interest;

•	required establishment of a company-wide policy regarding “excessive or luxury expenditures;” and

•	inclusion in a participant’s proxy statements for annual shareholder meetings of a nonbinding “say on pay” proposal to allow a shareholder vote to approve executive compensation.

Following the adoption of ARRA, the United States Department of the Treasury promulgated an interim final rule, effective June 15, 2009, establishing executive compensation and corporate governance standards applicable to recipients, including FNB United, of TARP funds under the CPP. These standards are applicable to the named executive officers and certain most highly compensated employees of FNB United. To evidence the intent of FNB United, the named executive officers and 25 of the most highly compensated employees of FNB United to comply with the TARP compensation standards as set forth in ARRA and the interim final rule, the named executive officers signed revised agreements, and the 25 most highly compensated employees signed agreements, with FNB United recognizing the following requirements and prohibitions upon FNB United:

•	FNB United must comply with the requirements of Internal Revenue Code Section 162(m)(5).

•	FNB United is prohibited from making any golden parachute or severance payment to any of its named executive officers or any of the five next most highly compensated employees.

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FNB United is prohibited from paying or accruing any bonus payment to the five most highly compensated employees, except as permitted by the TARP compensation standards. For this purpose, the five most highly compensated employees may include the named executive officers.

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FNB United is required to recover or “clawback” any bonus payments to its named executive officers or any of the 20 next most highly compensated employees if payment was based on materially inaccurate financial statements or performance metric criteria.

•	FNB United is prohibited from maintaining any employee compensation plan that would encourage the manipulation of reported earnings to enhance the compensation of any employee.

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FNB United is prohibited from maintaining any compensation plan for named executive officers that would encourage such officers to take unnecessary and excessive risks that threaten the value of FNB United.

•	FNB United is prohibited from providing tax gross-ups to its named executive officers or any of the 20 next most highly compensated employees.

In addition, each of the named executive officers and 25 most highly compensated employees agreed to consent to all modifications or amendments to any of FNB United’s benefit plans, arrangements and agreements, including employment, change-of-control and severance agreements, as may be necessary to give effect to the TARP compensation standards.

Summary

In summary, FNB United believes that the combination of salary, cash incentives, potential for equity ownership in FNB United, and set of benefits offered provides sufficient motivation for FNB United’s management team to produce strong returns for shareholders. FNB United further believes that its compensation program permits FNB United to operate its business effectively, appropriately rewards executives and all employees for their efforts on behalf of FNB United, and remains focused on creating shareholder value.

Report of the Compensation Committee

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this joint proxy statement/prospectus with management. Based on such review and discussion, the Compensation Committee recommended to the FNB United board of directors that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus for filing with the SEC.

Discussion of Risk Issues Associated with Plans

The following discussion identifies the various compensation plans offered by FNB United and describes how unnecessary risks, if any, posed by the plans have been limited and how the plans do not encourage the manipulation of reported earnings to enhance any employee’s compensation. The discussion also addresses how those compensation plans for one or more of the senior executive officers do not encourage a senior executive officer to take unnecessary and excessive risks that threaten the value of FNB United.

FNB United offers three incentive compensation plans:

•	the Stakeholders plan, under which cash bonuses are paid to all CommunityONE employees if predetermined performance goals are met;

•	the executive incentive plan, under which certain executive and senior officers may receive annual cash bonuses if goals targeted by the Compensation Committee are satisfied; and

•	the long-term incentive compensation plan, which provides equity-based awards to senior management and key employees if FNB United meets or exceeds various predetermined financial measures.

The performance goals and financial measures required for awards to be made under each of these three plans generally are set by the Compensation Committee or the full FNB United board of directors at the beginning of each year. The plans do not encourage unnecessary or excessive risk-taking because the predetermined goals include independent qualitative and quantitative factors, including factors focused on regulatory safety and soundness measures. All of the factors encourage executives and employees to focus on the long-term performance of FNB United and place simultaneous and equal emphasis on growth, profit, quality and productivity. Based on FNB United’s performance, performance goals and financial measures required for awards under these plans have not been set, and no awards have been made, since 2008.

The operation of the Stakeholders plan effectively eliminates risk-taking and the manipulation of earnings to enhance employee compensation. The plan uses a comprehensive set of balanced metrics to quantify precisely how performance has affected earnings. The size of the reward pool is based on the total of the earnings variances. All calculations under the plan are fully transparent, using data taken directly from CommunityONE’s general ledger and engaging an independent third-party administrator to do the final calculations. A complete paper trail audit for actual results of the plan model is created. Also, the variety of key performance factors in the plan makes it difficult to manipulate a factor without it being detected through other factors.

FNB United’s supplemental executive retirement plans do not involve any unnecessary or excessive risk or the possibility of earnings manipulation. Benefits under the FNB SERP that is offered to the named executive officers and various other senior officers of CommunityONE are based solely on average compensation and years of service. Average compensation is comprised of base salary and any cash bonuses under the incentive plans described above. The board of directors amended the FNB SERP to cease additional benefit accrual under the plan after December 31, 2010. Mr. R. Larry Campbell’s supplemental retirement plan will pay a fixed benefit of $30,000 per year for ten years following retirement and is not susceptible to any risk-taking measures.

Mortgage loan officers at CommunityONE receive base salaries and commissions paid as a percentage of all saleable closed mortgage loan production in excess of $500,000 per month (which amount was reduced on a temporary basis to $350,000 per month commencing April 2011 to retain loan officers through CommunityONE’s recapitalization process). Loan officers may also qualify for production bonuses based on attaining specified production levels. To qualify for a commission or bonus, all loans must meet CommunityONE’s criteria for approval and have been underwritten by another employee who is independent of the mortgage loan officer. Any loan originated by a mortgage loan officer that is later deemed nonsaleable because of an error made by that loan officer or that suffers an early payment default will not be eligible for commission payment. In the event a commission is paid on a loan later deemed nonsaleable or the loan becomes 90 days past due within 24 months after origination, the commission is subject to recovery, or “clawback,” by CommunityONE. All mortgage loans made by CommunityONE must satisfy underwriting guidelines that meet or exceed those of Fannie Mae.

Dover Mortgage ceased all of its mortgage origination operations in April 2011 and no longer compensates loan officers. Prior to April 2011, compensation for loan officers at Dover Mortgage was based solely on commissions. Dover Mortgage ameliorated the risks that might be associated with such a commission program by requiring that all loans and other services that are sold on commission be underwritten by someone other than, and independent of, the producer. In addition, all mortgage loans must qualify under applicable investor programs.

Although mortgage loan commissions at both CommunityONE and Dover Mortgage are volume driven and do not include multiple performance factors pertaining to risk, mortgage loan risk is moderated by quality and compliance requirements. Both CommunityONE and Dover Mortgage have experienced low incidence of required repurchases of loans sold to investors. The mortgage delinquency rate (over 30 days past due) was low at 4.51% at December 31, 2010 for CommunityONE’s serviced loan portfolio, which is comprised of loans retained by the CommunityONE and those sold to Fannie Mae.

CommunityONE’s wealth management division maintains a commission/incentive plan to reward financial consultants and trust officers on new business development. These commission amounts are paid in addition to base salaries. The bank limits risks associated with this plan by its emphasis on relationship banking, which focuses on long-term partnerships with customers and not just the immediate sale of an investment or trust product. In addition, all sales that might qualify for a commission or incentive payment are subject to supervisory oversight. Customer profile sheets addressing suitability standards must be completed and signed by wealth management personnel and the customer and submitted for independent review. Any sale may be denied if deemed inappropriate and not in the customer’s best interest.

Commissions and incentives paid to wealth management personnel are subject to a recovery, or “clawback,” provision that deters employees from opening new trust or employee benefit accounts just to earn commissions. Incentives are paid only after all assets for the account have been received and booked. If the account is closed within 24 months, the incentive payment is recovered and charged against the officer’s future production.

FNB United has ensured that employee compensation plans do not encourage the manipulation of reported earnings through its approval process for any bonus or incentive payments. Any compensation changes require sign-off by the employee’s manager and review by a member of Human Resources. Incentive, commission and bonus payments require the approval of the appropriate manager and FNB United’s chief human resources officer.

FNB United has made employees aware of the compensation standards applicable to the named, or senior, executive officers and other highly compensated employees. The senior executive officers and 25 most highly compensated employees have signed letters acknowledging that FNB United is required to recover or “clawback” any bonus payments to its senior executive officers or any of the 20 next most highly compensated employees if payment was based on materially inaccurate financial statements or performance metric criteria. This acknowledgement also makes clear that FNB United is prohibited from maintaining any employee compensation plan that would encourage the manipulation of reported earnings to enhance the compensation of any employee and that FNB United is prohibited from maintaining any compensation plan for senior executive officers that would encourage such officers to take unnecessary and excessive risks that threaten the value of FNB United.

FNB United has also placed special emphasis on its Code of Business Ethics and whistleblower policy, requiring that all employees review the policies each year and sign an acknowledgement that they have done so. Employees are provided several channels through which they may report any suspicious financial activity within FNB United, including anonymously or by direct communication with a member of the Audit Committee, thus ensuring that no employee or senior executive officer compensation plan encourages the manipulation of reported earnings to enhance the compensation of any employee. Employees may not be subject to retaliation for good faith reports of wrongdoing.

Certification

In connection with FNB United’s participation in the CPP, the Compensation Committee hereby certifies that:

•

It has reviewed with the senior risk officer of FNB United the senior executive officer (SEO) compensation plans of FNB United and its subsidiaries and has made all reasonable efforts to ensure that these plans do not encourage SEOs to take unnecessary and excessive risks that threaten the value of FNB United;

•

It has reviewed with the senior risk officer of FNB United the employee compensation plans of FNB and its subsidiaries and has made all reasonable efforts to limit any unnecessary risks these plans pose to FNB United; and

•

It has reviewed the senior employee compensation plans of FNB United and its subsidiaries to eliminate any features of these plans that would encourage the manipulation of reported earnings of FNB United to enhance the compensation of any employee.

Compensation Committee

Thomas A. Jordan, Chair

H. Ray McKenney, Jr.

Eugene B. McLaurin, II

FNB UNITED EXECUTIVE COMPENSATION

This section provides information relating to the compensation paid or payable to FNB United’s two principal executive officers, principal financial officer and one other most highly compensated executive officer in 2010. These four individuals are referred to in this section as the “named executive officers.” This section also provides information regarding the compensation paid to the directors of FNB United in 2010. Shareholders are encouraged to read the following tables closely. The narratives preceding the tables and the footnotes accompanying each table are important parts of each table. Also, shareholders are encouraged to read this section in conjunction with the Compensation Discussion and Analysis above.

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2010, 2009 and 2008, the compensation of the named executive officers.

Name and Principal Position	Year	Salary ($) (2)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)

R. Larry Campbell, Chief Executive Officer and President of FNB United and CommunityONE	2010 2009 2008	221,616 180,000 180,000	na na na	na na na	na na na	na na 1,620	30,418 100,400 176,212	16,255 16,326 20,053	268,289 296,726 377,885

Mark A. Severson, Treasurer and Executive Vice President of FNB United and Chief Financial Officer and Executive Vice President of CommunityONE	2010 2009 2008	180,000 180,000 180,000	na na na	na na na	na na na	na na 1,620	90,593 19,800 0	810 6,840 14,065	271,403 206,640 195,685

R. Mark Hensley, Executive Vice President and Chief Banking Officer of CommunityONE	2010 2009 2008	180,000 180,000 180,000	na na na	na na na	na na na	na na 1,620	41,494 23,800 0	11,484 16,245 21,340	232,978 220,045 202,960

Michael C. Miller, Former President and Chief Executive Officer of FNB United and CommunityONE (1)	2010 2009 2008	136,186 350,000 350,000	na na na	na na na	na na na	na na 3,150	0 150,900 28,800	4,923 19,952 20,103	141,109 520,852 402,053

(1)	Mr. Miller retired on April 22, 2010.
(2)	The salaries shown in this column were determined in 2007 and became effective on January 1, 2008. With the exception of Mr. Campbell, there were no further increases to the base salaries of the named executive officers in 2008, 2009 or 2010 and no increases in their salaries have been approved for 2011. Mr. Campbell’s base annual salary was increased to $225,000 in 2010 upon his assuming the responsibilities of chief executive officer following Mr. Miller’s retirement.
(3)

This column represents the change in pension value during 2010 for each of the named executive officers. The aggregate change in the actuarial present value of the accumulated benefit for 2010 under FNB United’s qualified pension plan is as follows: Mr. Campbell $43,351, Mr. Hensley $2,251 and Mr. Miller $46,189. The aggregate change in the actuarial present value for the Supplemental Executive Retirement Plan during 2010 for each named executive officer is as follows: Mr. Campbell $(24,064), Mr. Severson $90,593, Mr. Hensley $39,243, and Mr. Miller $(437,615). Under Mr. Campbell’s Nonqualified Supplemental Retirement Plan, the aggregate change in actuarial present value is $11,131. The change in pension value shown for Mr. Campbell reflects his participation in FNB United’s Supplemental Executive Retirement Plan, effective January 1, 2008, and the amount of the accrual necessary to fund his plan benefit. The accrual amount is based on his length of time as a participant in the plan and projected length of service with FNB United at retirement age.
(4)	2010 All Other Compensation for the named executive officers includes the total of the benefits and perquisites shown in following table. FNB United ceased paying country club fees in April 2010.

Name	Auto Allowance	Employer 401(k) Match	Country Club Fees
R. Larry Campbell	$9,237	$6,648	$370
Mark A. Severson	—	—	810
R. Mark Hensley	5,709	5,400	375
Michael C. Miller	442	3,500	981

Grants of Plan-Based Awards

Based on FNB United’s performance, the Compensation Committee of the FNB United board of directors determined not to grant any awards to the named executive officers or other officers of FNB United under its annual incentive plan or equity incentive plan for 2010. Therefore, no specific target and maximum award opportunities were defined and no cash or equity awards were earned or granted for 2010 performance results.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the current holdings of stock option awards by the named executive officers. This table includes unexercised and unvested option awards. Each equity grant is shown separately for each named executive officer.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Options Exercise Price ($)	Option Expiration Date	Date When Fully Vested (1)
R. Larry Campbell	7,500	0	16.15	7/23/2012	7/23/2007
R. Larry Campbell	5,000	0	21.89	12/18/2013	12/18/2008
R. Larry Campbell	5,000	0	19.82	12/16/2014	12/16/2009
Mark A. Severson	4,500	3,000	15.85	7/9/2017	7/9/2012
R. Mark Hensley	3,500	0	16.15	7/23/2012	7/23/2007
R. Mark Hensley	5,000	0	21.89	12/18/2013	12/18/2008
R. Mark Hensley	5,000	0	19.82	12/16/2014	12/16/2009

(1)	Stock options vest and become exercisable ratably in five equal annual installments, beginning on the first anniversary of the grant date.

Option Exercises and Stock Vested

The named executive officers did not exercise any stock options and no restricted shares held by the named executive officers vested in 2010.

Pension Benefits

The table below sets forth information on the retirement benefits for the named executive officers under the FNB United Corp. Employees’ Pension Plan, the FNB SERP and, in the case of Mr. Campbell, the Nonqualified Supplemental Retirement Plan. The defined benefit plans were designed to work together so that, on an aggregated basis with Social Security benefits, they would provide targeted levels of benefits to the named executive officers. More information about these plans is provided following the table.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
R. Larry Campbell	FNB United Corp. Employees’ Pension Plan	11	334,164	0
R. Larry Campbell	FNB United Corp. SERP	11	312,835	0
R. Larry Campbell	Nonqualified Supplemental Retirement Plan (2)	na	215,665	0

Mark A. Severson	FNB United Corp. SERP	4	110,386	0
R. Mark Hensley	FNB United Corp. Employees’ Pension Plan	8	36,302	0
R. Mark Hensley	FNB United Corp. SERP	10	63,565	0

Michael C. Miller	FNB United Corp. Employees’ Pension Plan	24	580,382	0
Michael C. Miller	FNB United Corp. SERP (3)	19	0	362,665

(1)	Values reflect the actuarial present value of the named executive officer’s accumulated benefit under FNB United’s pension plan and the FNB SERP, computed as of December 31, 2010. The actuarial present values were determined based upon the 2010 IRS Combined Mortality Table and a discount rate of 6.00%. These assumptions are consistent with those utilized in the development of FNB United’s financial disclosures under SFAS Nos. 87, 132R and 158. The value shown for Mr. Campbell’s Nonqualified Supplemental Retirement Plan shows the accrued amount as of December 31, 2010. CommunityONE funds this benefit to provide a fixed payment at retirement. Values for all calculations assume that the retirement age will be the normal retirement age as defined in the plans.
(2)	The Nonqualified Supplemental Retirement Plan with Mr. Campbell provides for a retirement benefit of $30,000 per year payable for 10 years at the later of termination or his normal retirement date of age 65. The plan benefit is not based on years of service.
(3)	Mr. Miller retired on April 22, 2010. In November 2010, he was paid a lump-sum benefit of $362,665 under the FNB SERP, which represented his accrued and vested benefit in the plan. The payment was made under the terms and conditions of the FNB SERP, as described in the plan document. He is vested in the pension benefit and can start receiving payments upon his election.

The FNB United Corp. Employees’ Pension Plan is a tax-qualified, broad-based plan available to all regular, full and part-time employees of CommunityONE. Prior to the modified freeze placed on the plan effective December 31, 2006 and discussed below, employees became participants on January 1 or July 1 following completion of the eligibility requirements of one year of service and attainment of age 21. The pension plan formula calculates the benefit based on final average pay (last ten consecutive plan years of compensation during all of which the participant worked), times years of service multiplied by specific percentages as shown in the formulas that follow:

The amount of annual retirement benefit payable according to the normal form of payment is calculated as the greater of (a) or (b):

(a)	1.00% of final average compensation multiplied by years of service, plus 0.65% of final average compensation less covered compensation multiplied by years of service (maximum 35 years);

(b)

December 31, 1988 accrued benefit multiplied by the ratio (not less than one) of final average compensation at termination over final average compensation at December 31, 1988, plus 1.00% of final average compensation multiplied by years of service since December 31, 1988, plus 0.65% of final average compensation less covered compensation multiplied by years of service since

December 31, 1988 with a maximum of 35 years including service prior to December 31, 1988 less service to December 31, 1988. Covered compensation is the average of Social Security taxable wage base for the 35-year period ending at the participant’s Social Security retirement age.

The retirement benefit under the pension plan becomes 100% vested when participants complete five years of service. All participants become 100% vested upon attainment of their normal, early or disability retirement date. The normal retirement date for each participant is the first of the month coincident with or next following the attainment of age 65, but not earlier than the five-year anniversary of the plan participant. The normal form of benefit is a single life annuity for an unmarried participant and a joint and 50% survivor annuity for a married participant. A participant may elect other forms of payment, including a joint and 100% survivor annuity, and with the spouse’s written consent a 10-year certain and continuous annuity. A spouse’s consent is also required for a married participant who elects a single life annuity. The single life annuity provides the largest monthly payment to the participant, although payments under this option stop at the participant’s death.

FNB United placed a modified freeze on the pension plan. Effective December 31, 2006, no new employees are eligible to enter the plan. Participants who meet the requirements of a grandfathering provision will continue to accrue benefits under the pension plan through December 31, 2011. These requirements are that the participant must be at least age 40, must have earned 10 years of vesting service as an employee of FNB United and must have remained an active employee, all as of December 31, 2006. In addition, the plan’s definition of final average compensation for the grandfathered participants was improved from a ten-year averaging period to a five-year averaging period as of January 1, 2007. The retirement benefits of all other participants in the pension plan were frozen as of December 31, 2006. Of the named executive officers, Messrs. Miller and Campbell qualify under the grandfathering provision. In November 2010, the FNB United board of directors approved an additional amendment to the plan, which ceases participants’ benefit accruals as of December 31, 2010.

The FNB SERP has a target annual benefit of 10% of final average compensation for Mr. Hensley and a target annual benefit of 15% of final average compensation for Messrs. Severson and Campbell, plus 3% of final average compensation for each year of credit service with a maximum benefit of 60% of average earnings. The amount of the annual retirement benefit, payable as a life annuity, is calculated by taking the non-qualified plan target and subtracting the pension plan benefit, the Social Security offset, and the 401(k) offset. In 2010, the FNB United board of directors approved an amendment to the plan that causes additional benefit accrual under the FNB SERP to cease after December 31, 2010. This action does not affect a participant’s vested or accrued benefit in the plan.

The normal retirement date for the FNB SERP is age 65. All participants are 100% vested upon attainment of their early or normal retirement age. Early retirement benefits are contingent upon the attainment of age 60 and the completion of 10 years of credited service. A participant may retire with benefits on the first day of any month following attainment of eligibility. The amount of the monthly early retirement benefit is the participant’s accrued benefit reduced to reflect the early commencement of payments. The reduction is 1/180 for each of the months by which the starting date of the benefit precedes the normal retirement date. If the executive has reached age 60 and has completed at least 25 years of service, the reduction is 1/360 for each of the months by which the starting date of the benefit precedes the executive’s normal retirement date.

Nonqualified Deferred Compensation

FNB United does not provide employees with nonqualified deferred compensation opportunities, nor does it offer nonqualified defined contribution plans.

Potential Payments upon Termination

The discussion and tables below reflect the estimated amount of compensation to which each of the named executive officers of FNB United, other than Mr. Miller who retired in April 2010, would be entitled in the event of termination of such executive’s employment. The amounts shown assume a termination date of December 31, 2010. Such amounts are estimates. They do not include compensation and benefits available to all of FNB United’s general employees on a non-discriminatory basis. “COC” refers to a change of control event, as defined by the agreement with each officer. All agreements have been amended to be compliant with Internal Revenue Code Section 409A. At the time of separation from service, if a named executive officer is a specified employee as defined under Section 409A, payments will be delayed for six months as necessary to remain compliant with Section 409A. ARRA prohibits all golden parachute payments (other than for services performed or benefits accrued) to the named executive officers and the next five most highly compensated employees of entities, such as FNB United, that have received financial assistance under the TARP. The table below shows the amounts payable under ARRA and those payable were FNB United not a TARP recipient.

Compensation and/or Benefits Payable Upon Termination	Voluntary Termination	Involuntary or Good Reason Termination	Termination by FNB United Other Than for Cause or By the Executive With Good Reason After a COC	Death	Disability
R. Larry Campbell
Nonqualified Supplemental Retirement Plan (1)	294,419	294,419	294,419	300,000	294,419
SERP Benefit (1)	312,835	312,835	312,835	143,905	312,835

Total	607,254	607,254	607,254	443,905	607,254

Total Allowable under ARRA	607,254	607,254	607,254	443,905	607,254

Mark A. Severson
Severance Benefit	na	na	360,000	na	na
SERP Benefit (1)	0	110,386	110,386	0	110,386

Total	0	110,386	470,386	0	110,386

Total Allowable under ARRA	0	0	0	0	110,386

R. Mark Hensley
Severance Benefit	na	na	360,000	na	na
SERP Benefit (1)	0	63,565	63,565	29,237	63,565

Total	0	63,565	423,565	29,237	63,565

Total Allowable under ARRA	0	0	0	29,237	63,565

(1)	SERP and NSRP amounts provided are the present values of the benefit payment.

Voluntary Termination and Early Retirement

Mr. Miller retired on April 22, 2010. He received a lump-sum payout of his accrued and vested FNB SERP benefit of $362,665 in November 2010. Mr. Miller’s payment was made under the terms and conditions of the FNB SERP, as set forth in the FNB SERP plan document.

Under the FNB SERP, Mr. Campbell is eligible for a voluntary termination benefit because he has met the voluntary termination requirements of the plan. No other named executive officer would receive benefits under this plan upon voluntary termination as of December 31, 2010. The voluntary termination benefit requires that the executive have attained age 58 and completed ten or more years of service. Payment of the benefit may commence immediately and may take the form of a life annuity (normal form), life annuity with a ten or 15-year period certain, a joint and 50% (or 100%) survivor annuity, or a lump sum payment if the actuarial present value of the accumulated benefit does not exceed $10,000. Mr. Campbell would be eligible for the same FNB SERP benefit under normal retirement as under voluntary termination. Under his Nonqualified Supplemental Retirement Plan, Mr. Campbell would receive the normal retirement benefit because he has reached normal retirement age.

As of December 31, 2010, none of the named executive officers would receive benefits under the FNB SERP for early retirement. Early retirement is defined as completing ten or more years of service and attaining age 60. In the event a participant in the FNB SERP who is vested in his or her benefits retires early, FNB United has the discretion to modify the benefits payable under the FNB SERP to that individual. For example, FNB United may choose to provide an increased FNB SERP benefit to replace the reductions for early retirement made under both the pension plan and the FNB SERP so that the executive receives the same total benefit that he would have been eligible for at the normal retirement date.

Involuntary or Good Reason Termination

Under Mr. Campbell’s employment agreement, which terminated by its terms on December 31, 2010, if FNB United terminated his employment without cause prior to December 31, 2010, then the executive was to receive his base salary through the end of the then-current term of the agreement and an amount for the year of termination and for each year remaining in the term equal to the average bonuses paid to him under FNB United’s annual cash incentive plan and executive plan for the three calendar years prior to the year of termination (prorated in the case of any partial year). Mr. Campbell would have been entitled to continuation of group health, disability and life insurance benefits or he may have elected, if eligible, to participate in FNB United’s postretirement medical and life insurance benefits plan. FNB United would have been required to reimburse the executive for the costs of continuation coverage or postretirement plan premiums until the earlier of (a) the end of the otherwise remaining term of the agreement, (b) the date in which the executive is eligible to participate as a full-time employee in a group health, disability or life insurance plan of another employer, and (d) death, provided that FNB United’s obligation to reimburse the executive would end as of the nineteenth month following employment termination. The table assumes 18 months of continuation coverage for health, disability and life insurance benefits are paid.

Upon involuntary termination without cause or voluntary termination for good reason, Messrs. Campbell and Hensley are eligible for a FNB SERP benefit, payable in a lump sum following separation from service. The FNB SERP defines good reason as a substantial reduction of the participant’s regular and material duties of his job. Under his Nonqualified Supplemental Retirement Plan, Mr. Campbell would receive the normal retirement benefit in monthly payments for 10 years starting at the date of termination, having attained the normal retirement age of 65.

Termination by FNB United Other than for Cause or by the Executive for Good Reason After a Change of Control

Mr. Campbell’s employment agreement provided for a severance benefit in the event of termination of his employment in connection with, or within 24 months after, a change of control for reasons other than cause, death, or disability or by the officer for good reason. Mr. Campbell would have been entitled to receive two times his total cash compensation, including salary and bonus, paid during the calendar year ended immediately prior to the change of control or termination, whichever is higher. He would also have been entitled to the same health, disability and life insurance benefits and for the same period as described under “Involuntary or Good Reason Termination.” The table assumes 18 months of continuation coverage for these benefits. All of his outstanding stock options and restricted stock awards would immediately vest. The benefit under his Nonqualified Supplemental Retirement Plan will immediately vest. He is eligible for a payment under the FNB SERP, which is the same as described under “Voluntary Termination and Early Retirement.” Payments shown in the table above are reduced to the maximum amount that may be paid under Internal Revenue Code Section 280G without triggering excise taxes (if applicable).

The change of control agreements for Messrs. Hensley and Severson provide, in the event of a termination of employment in connection with, or within 24 months after, a change of control for reasons other than cause, or by the officer for good reason, each officer will receive a severance benefit. Each of these two executives would be entitled to a benefit equal to two times his total cash compensation (salary and bonus) for the fiscal year immediately prior to the year in which the change of control or the termination occurred, whichever is higher. Messrs Hensley and Severson are also eligible for a FNB SERP benefit. Payments shown in the table above are reduced to the maximum amount that may be paid under Internal Revenue Code Section 280G without triggering excise taxes (if applicable).

Death

Mr. Campbell’s Nonqualified Supplemental Retirement Plan provides a death benefit of $300,000 if he dies before retirement. Under the FNB SERP, the spouses of Campbell and Hensley would receive a lifetime survivor annuity. For Mr. Campbell, this benefit would start 30 days after death. For Mr. Hensley, the benefit would commence on the date he would have attained age 65.

Disability

Mr. Campbell’s employment agreement provided that if his employment terminated due to disability, he would have received his base salary, less any disability insurance payments paid to him on a policy maintained for his benefit by FNB United, through the end of the then-current term of the agreement, which was December 31, 2010. Under his Nonqualified Supplemental Retirement Plan, Mr. Campbell would receive the normal retirement benefit. Under the FNB SERP, Messrs. Campbell and Hensley would be eligible for a benefit payable starting at the normal retirement date (age 65) or actual retirement, if earlier.

Termination for Cause

If FNB United terminates any of the named executive officers for cause, FNB United shall have no obligations to the executive after the date of termination.

2003 Stock Incentive Plan

Under the 2003 Stock Incentive Plan, the vesting of equity does not automatically accelerate under any termination events. No equity acceleration is assumed unless the acceleration is specified in the officer’s employment or change of control agreement. However, notwithstanding any other provision of the plan to the contrary, in the event of termination of employment by reason of death, disability, normal retirement, early retirement with the consent of FNB United or leave of absence approved by FNB United, or in the event of hardship or other special circumstances, of a participant who holds an option that is not immediately and fully exercisable or any restricted shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, the Compensation Committee may in its sole discretion take any action that it deems to be equitable under the circumstances or in the best interests of FNB United, including waiving or modifying any limitation or requirement with respect to any award under the plan.

Nonmanagement Directors’ Compensation

The following table sets forth the compensation paid to FNB United’s nonmanagement directors for fiscal year 2010. Prior to CommunityONE’s execution of the FNB Consent Order with the OCC in July 2010, directors who are not also employees of FNB United or a subsidiary were paid an annual retainer of $750 per month and the board chair, who is an independent director, received an additional monthly retainer of $2,500 for serving as board chair. These retainer fees were eliminated with the execution of the FNB Consent Order. Each committee chair receives a $1,000 annual retainer for serving as chair, which is payable in June each year. That payment has also been eliminated for the period the FNB Consent Order is in effect. Directors also earned $750 for each board meeting they attended and $500 for each committee meeting they attended in 2010. The Board reduced directors’ fees to $500 for each board meeting and $250 for each committee meeting attended commencing 2011.

Name	Fees Earned or Paid in Cash ($) (1)
Jacob F. Alexander III (2)	27,250
Larry E. Brooks	25,500
James M. Campbell, Jr.	52,500
Darrell L. Frye	24,750
Hal F. Huffman, Jr.	19,750
Thomas A. Jordan	20,500
Lynn S. Lloyd	31,500
H. Ray McKenney	33,500
Eugene B. McLaurin II	21,750
R. Reynolds Neely, Jr.	25,000
J. M. Ramsay III (2)	23,500
Suzanne B. Rudy (2)	23,500
Carl G. Yale	26,000

(1)	Aggregate number of option awards outstanding at fiscal year end: Mr. J. Campbell, 7,500; Mr. Frye, 7,500; Mr. Jordan, 7,500; Mr. McKenney, 1,204; Mr. McLaurin, 5,000; Mr. Neely, 7,500; and Mr. Ramsay, 5,500.

(2)	Ms. Rudy, Mr. Ramsay and Mr. Alexander resigned from the FNB United board of directors in November and December, 2010, and May 2011, respectively.

Nonmanagement directors are eligible for grants of nonqualified stock options and shares of restricted stock under FNB United’s incentive stock plan. There were no stock options or shares of restricted stock granted to the directors in the 2010 fiscal year. FNB United does not provide any non-equity incentive compensation to the directors.

FNB UNITED EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information on outstanding equity awards under FNB United’s equity compensation plans as of December 31, 2010.

Plan Category	Number of Securities to Be Issued upon Exercise	Weighted-Average Exercise Price	Number of Securities Remaining Available for Future Issuance (1)
Equity Compensation Plans Approved by Shareholders (2)	366,542	$18.54	869,534
Equity Compensation Plans Not Approved by Shareholders (3)	—	—	—

Total	366,542	$18.54	869,534

(1)	The number of securities remaining available for issuance at December 31, 2010, excludes the number of securities to be issued upon exercise of outstanding options.
(2)	Under equity compensation plans approved by shareholders at December 31, 2010, securities to be exercised under outstanding stock options amounted to 365,742 with a weighted-average exercise price of $18.57. Additionally, there were 800 shares of non-vested restricted stock with a weighted-average grant date fair value of $2.60.
(3)	There were no equity compensation plans at December 31, 2010, that had not been approved by shareholders.

ABOUT FNB UNITED

Business

General

FNB United is a bank holding company incorporated under the laws of the State of North Carolina in 1984. On July 2, 1985, through an exchange of stock, FNB United acquired CommunityONE as a wholly owned bank subsidiary. CommunityONE is a national banking association founded in 1907 and formerly known as First National Bank and Trust Company. CommunityONE has three subsidiaries: Dover Mortgage, First National Investor Services, Inc., and Premier Investment Services, Inc. Premier Investments is inactive. Dover Mortgage ceased operations in early 2011. FNB United is also parent to FNB United Statutory Trust I, FNB United Statutory Trust II, and Catawba Valley Capital Trust II, which were formed to facilitate the issuance of trust preferred securities.

CommunityONE, which is a full-service bank, currently conducts all of its operations in Alamance, Alexander, Ashe, Catawba, Chatham, Gaston, Guilford, Iredell, Mecklenburg, Montgomery, Moore, Orange, Randolph, Richmond, Rowan, Scotland, Watauga and Wilkes counties in North Carolina. CommunityONE has 45 offices, including headquarters in the City of Asheboro. Some of the major banking services offered include regular checking accounts, interest checking accounts (including package account versions that offer a variety of products and services), money market accounts, savings accounts, certificates of deposit, individual retirement accounts, debit cards, credit cards (offered through an agent relationship), and loans—both secured and unsecured—for business, agricultural and personal use. Other services offered include home mortgages, online and mobile banking, cash management, investment management and trust services. CommunityONE also has automated teller machines and is a member of Plus, a national automated teller machine network, and Star, a regional network.

First National Investor Services, Inc., which does business as Marketplace Finance, is engaged in servicing loans purchased by CommunityONE from automobile dealers.

Dover Mortgage, acquired by FNB United in 2003, and based in Charlotte, North Carolina, previously engaged in the business of originating, underwriting and closing mortgage loans for sale into the secondary market, both wholesale and retail. Its wholesale mortgage origination business and its retail mortgage operations outside of North Carolina were closed in February 2011. Dover Mortgage ceased its remaining operations on March 17, 2011.

Competition

The banking industry within CommunityONE’s marketing area is extremely competitive. CommunityONE faces direct competition in the counties in which it maintains offices from approximately 112 different financial institutions, including commercial banks, savings institutions and credit unions. Although no single one of these entities is dominant, CommunityONE considers itself to be one of the significant financial institutions in the area in terms of total assets and deposits. Further competition is provided by banks located in adjoining counties, as well as other types of financial institutions, such as insurance companies, finance companies, pension funds and brokerage houses and other money funds. The principal methods of competing in the commercial banking industry are improving customer service through the quality and range of services provided, improving cost efficiencies and pricing services competitively.

Regulation and Supervision

The following discussion sets forth material elements of the regulatory framework applicable to bank holding companies and their subsidiaries. It also provides certain specific information relevant to FNB United.

This regulatory framework is intended primarily for the protection of customers and depositors and other consumers, and the Deposit Insurance Funds that insure deposits of banks and savings institutions and the safety and stability of the banking system, and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to FNB United or its subsidiaries may have a material effect on their respective businesses. Additional information related to regulatory matters is contained in “About FNB United—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 218.

General

As a bank holding company, FNB United is subject to regulation under the Bank Holding Company Act and to inspection, examination and supervision by the Federal Reserve. Under the Bank Holding Company Act, bank holding companies, such as FNB United, that have not elected to become financial holding companies under the Gramm-Leach-Bliley Act generally may not acquire ownership or control of more than 5% of the voting shares or substantially all the assets of any company, including a bank, without the Federal Reserve’s prior approval. With limited exceptions, bank holding companies may engage only in the business of banking or managing or controlling banks or furnishing services to or performing services for their subsidiary banks. A significant exception is that a bank holding company may own shares in a company whose activities the Federal Reserve has determined to be closely related to banking or managing or controlling banks.

As a national banking association, CommunityONE is subject to regulation and examination primarily by the OCC. It is also regulated by the FDIC, the Federal Reserve, and the CFPB (with respect to consumer financial protection). CommunityONE’s deposits are insured by the FDIC through the Deposit Insurance Fund. The OCC and the FDIC impose various requirements and restrictions on CommunityONE, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged on loans, limitations on the types of investments that may be made and the types of services that may be offered, and requirements governing capital adequacy, liquidity, earnings, dividends, management practices and branching. As a member of the Federal Reserve System, CommunityONE is subject to the applicable provisions of the Federal Reserve Act, which imposes restrictions on loans by subsidiary banks to a holding company and its other subsidiaries and on the use of stock or securities as collateral security for loans.

Various consumer laws and regulations also affect the operations of FNB United. The CFPB has broad powers to regulate, supervise and enforce consumer protection. In addition to the impact of regulation, financial institutions may be significantly affected by legislation, which can change the statutes affecting them in substantial and unpredictable ways and by the actions of the Federal Reserve as it attempts to control the money supply and credit availability to influence the economy. The instruments of monetary policy used by the Federal Reserve include its open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements on member bank deposits. The actions of the Federal Reserve influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans or paid on deposits.

In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of FNB United.

Liability for Bank Subsidiaries

A bank holding company is required to act as a source of financial and managerial strength to its subsidiary banks and to maintain resources adequate to support each subsidiary bank. This support may be required at times when the bank holding company may not have the resources to provide it. Similarly, the cross-guaranty provisions of the Federal Deposit Insurance Act provide that if the FDIC suffers or anticipates a loss as a result of a default by a banking subsidiary or by providing assistance to a subsidiary in danger of default, then any other bank subsidiaries may be assessed for the FDIC’s loss. Federal law authorizes the OCC to order an assessment of FNB United if the capital of CommunityONE were to become impaired. If the assessment were not paid within three months, the OCC could order the sale of FNB United’s stock in CommunityONE to cover the deficiency.

Any capital loans by a bank holding company to any of its bank subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such bank subsidiaries. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Transactions with Affiliates

There are certain restrictions on the ability of FNB United and certain of its nonbank affiliates to borrow from, and engage in other transactions with, its bank subsidiary and on the ability of its bank subsidiary to pay dividends to FNB United. In general, these restrictions require that any extensions of credit must be secured by designated amounts of specified collateral and are limited, as to any one of FNB United or a nonbank affiliate, to 10% of the lending bank’s capital stock and surplus, and, as to FNB United and all such nonbank affiliates in the aggregate, to 20% of such lending bank’s capital stock and surplus. These restrictions, other than the 10% of capital limit on covered transactions with any one affiliate, are also applied to transactions between national banks and their financial subsidiaries. In addition, certain transactions with affiliates must be on terms and conditions, including credit standards, that are substantially the same, or at least as favorable to the institution, as those prevailing at the time for comparable transactions involving other nonaffiliated companies or, in the absence of comparable transactions, on terms and conditions, including credit standards, that in good faith would be offered to, or would apply to, nonaffiliated companies.

Unsafe and Unsound Practices

The OCC has authority under the Federal Deposit Insurance Act to prohibit national banks from engaging in any activity that, in the OCC’s opinion, constitutes an unsafe or unsound practice in conducting their businesses. The Federal Reserve has similar authority with respect to FNB United.

Regulatory Actions

Consent Order. Due to CommunityONE’s financial condition, on July 22, 2010, pursuant to a Stipulation and Consent to the Issuance of a Consent Order by the OCC, CommunityONE consented and agreed to the issuance of the FNB Consent Order. In the FNB Consent Order, CommunityONE and the OCC agreed as to areas of the bank’s operations that warrant improvement and a plan for making those improvements. The FNB Consent Order includes a capital directive, which requires CommunityONE to achieve and maintain minimum regulatory capital levels in excess of the statutory minimums to be well capitalized, and a directive to develop a liquidity risk management and contingency funding plan, in connection with which CommunityONE could be subject to limitations on the maximum interest rates it can pay on deposit accounts. The FNB Consent Order also contains restrictions on future extensions of credit and requires the development of various programs and procedures to improve CommunityONE’s asset quality as well as routine reporting on CommunityONE’s progress toward compliance with the FNB Consent Order to the FNB United board of directors and the OCC. Specifically, the FNB Consent Order imposed the following requirements on CommunityONE:

•	to appoint a Compliance Committee to monitor and coordinate CommunityONE’s adherence to the FNB Consent Order;

•	to develop and submit to the OCC for review a written strategic plan covering at least a three-year period;

•	to achieve within 90 days and thereafter maintain total capital at least equal to 12% of risk-weighted assets and Tier 1 capital at least equal to 9% of adjusted total assets;

•	to submit to the OCC within 60 days a written capital plan for CommunityONE covering at least a three-year period;

•	to develop, implement and ensure CommunityONE’s compliance with written programs to improve CommunityONE’s loan portfolio management and to reduce the high level of credit risk in CommunityONE;

•	to adopt and ensure implementation and adherence to an enhanced written commercial real estate concentration management program consistent with OCC guidelines;

•	to obtain current and complete credit information on all loans and ensure proper collateral documentation is maintained on all loans;

•	to develop and implement an independent review and analysis process to ensure that appraisals conform to appraisal standards and regulations;

•

to implement and adhere to a written program for the maintenance of an adequate allowance for loan losses, providing for review of the allowance by the FNB United board of directors at least quarterly;

•	to increase CommunityONE’s liquidity to a level sufficient to sustain CommunityONE’s current operations and to withstand any anticipated or extraordinary demand against its funding base;

•

to implement and maintain a comprehensive liquidity risk management program, assessing on an ongoing basis CommunityONE’s current and projected funding needs and ensuring that sufficient funds or access to funds exists to meet those needs; and

•	to develop and implement a written program to strengthen internal controls over accounting and financial reporting.

The FNB Consent Order permits the OCC to extend the time periods under the FNB Consent Order upon written request. Any material failure to comply with the FNB Consent Order could result in further enforcement actions by the OCC. In addition, if the OCC does not accept the capital plan or CommunityONE fails to achieve and maintain the minimum capital levels, the OCC may require CommunityONE to sell, merge or liquidate CommunityONE.

CommunityONE has submitted all required materials and plans requested to the OCC within the given time periods. The CommunityONE board of directors submitted written strategic plans and capital plans to the OCC covering the requisite three-year period. Upon receipt of the OCC’s written determination of no supervisory objection, CommunityONE will adopt and implement the plans. CommunityONE can give no assurance as to whether or when the OCC will provide such written determination. In the meantime, CommunityONE is working diligently to comply with the terms of the FNB Consent Order and within the parameters of its proposed plans.

Written Agreement. On October 21, 2010, FNB United entered into a written agreement with the Federal Reserve Bank. Pursuant to the agreement, FNB United’s board of directors is to take appropriate steps to utilize fully FNB United’s financial and managerial resources to serve as a source of strength to CommunityONE, including causing CommunityONE to comply with the FNB Consent Order.

In the agreement, FNB United agreed that it would not declare or pay any dividends without prior written approval of the Federal Reserve Bank and the Director of the Division of Banking Supervision and Regulation of the Federal Reserve (the “Director”). It further agreed that it would not take dividends or any other form of payment representing a reduction in capital from CommunityONE without the Federal Reserve Bank’s prior written approval. The agreement also provides that neither FNB United nor any of its nonbank subsidiaries will make any distributions of interest, principal or other amounts on subordinated debentures or trust preferred securities without the prior written approval of the Federal Reserve Bank and the Director.

The agreement further provides that neither FNB United nor any of its subsidiaries shall incur, increase or guarantee any debt without Federal Reserve Bank approval. In addition, FNB United must obtain the prior approval of the Federal Reserve Bank for the repurchase or redemption of its shares of stock.

Within 60 days from the date of the agreement, FNB United submitted to the Federal Reserve Bank a written plan to maintain sufficient capital at FNB United on a consolidated basis. Within 30 days of the agreement, FNB United submitted to the Federal Reserve Bank a statement of its planned sources and uses of cash for operating expenses and other purposes for 2011. FNB United is to submit such a cash flow projection for each subsequent calendar year by December of the preceding year.

The agreement permits the Federal Reserve Bank to grant written extensions of time for FNB United to comply with its provisions.

FNB United is to report to the Federal Reserve Bank monthly regarding its progress in complying with the agreement. The provisions of the agreement will remain effective and enforceable until they are stayed, modified, terminated, or suspended in writing by the Federal Reserve Bank.

Capital Requirements

FNB United and CommunityONE are required to comply with federal regulations on capital adequacy. There are two measures of capital adequacy: a risk-based measure and a leverage measure. All capital standards must be satisfied for an institution to be considered in compliance. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. For additional information, see “About FNB United—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Adequacy and Resources,” beginning on page 231.

Prompt Corrective Action

Federal law imposes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized), and are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of the action will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

The federal banking agencies have specified by regulation the relevant capital level for each category as follows: (1) “Well capitalized,” consisting of institutions with a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater and which are not operating under an order, written agreement, capital directive or prompt corrective action directive; (2) “Adequately capitalized,” consisting of institutions with a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital of 4.0% or greater and a leverage ratio of 4.0% or greater and which do not meet the definition of a “well capitalized” institution; (3) “Undercapitalized,” consisting of institutions with a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or a leverage ratio of less than 4.0%; (4) “Significantly undercapitalized,” consisting of institutions with a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%; and (5) “Critically undercapitalized,” consisting of institutions with a ratio of tangible equity to total assets that is equal to or less than 2.0%.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to certain limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary’s assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. In addition, the appropriate federal banking agency may treat an undercapitalized institution in the same manner as it treats a significantly undercapitalized institution if it determines that those actions are necessary.

Not later than 90 days after an institution becomes critically undercapitalized, the institution’s primary federal bank regulatory agency must appoint a receiver or a conservator, unless the agency, with the concurrence of the FDIC, determines that the purposes of the prompt corrective action provisions would be better served by another course of action. Any alternative determination must be documented by the agency and reassessed on a periodic basis. Notwithstanding the foregoing, a receiver must be appointed after 270 days unless the FDIC determines that the institution has positive net worth, is in compliance with a capital plan, is profitable or has a sustainable upward trend in earnings, and is reducing its ratio of non-performing loans to total loans, and unless the head of the appropriate federal banking agency and the chairperson of the FDIC certify that the institution is viable and not expected to fail. CommunityONE is “critically undercapitalized.”

Dividend Restrictions

FNB United is a legal entity separate and distinct from its bank and other subsidiaries. Because the principal source of FNB United’s revenues is dividends from the subsidiary bank, the ability of FNB United to pay dividends to its shareholders and to pay service on its own debt depends largely upon the amount of dividends its subsidiaries may pay to FNB United. There are statutory and regulatory limitations on the payment of dividends by CommunityONE to FNB United, as well as by FNB United to its shareholders.

Generally, CommunityONE must obtain the prior approval of the OCC to pay dividends if the total of all dividends declared by CommunityONE in any calendar year will exceed the sum of its net income for that year and its retained net income for the preceding two calendar years, less any transfers required by the OCC or to be made to retire any preferred stock. Currently, any dividend declaration by CommunityONE would require OCC approval under this requirement. Federal law also prohibits CommunityONE from paying dividends that in the aggregate would be greater than its undivided profits after deducting statutory bad debts in excess of its loan loss allowance.

FNB United and CommunityONE are also subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. If, in the opinion of the appropriate federal regulatory authority, a bank under its jurisdiction is engaged in or is about to be engaged in an unsafe or unsound practice, the authority may require that the bank cease and desist from such practice. The Federal Reserve, the OCC and the FDIC have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under federal law, an insured bank may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Further, the Federal Reserve, OCC and FDIC have each indicated that banking institutions should generally pay dividends only out of current operating earnings.

The FNB United Consent Order with the OCC and the written agreement with the Federal Reserve Bank described above prohibit the payment of dividends by either CommunityONE or FNB United without written regulatory approval. CommunityONE also is prohibited from paying dividends under federal law because it is critically undercapitalized.

FDIC Insurance

The deposits of CommunityONE are insured by the FDIC up to the limits set forth under applicable law and are subject to the deposit insurance premium assessments. The FDIC imposes a risk-based deposit premium assessment system. Under this system, as amended, the assessment rates for an insured depository institution vary according to the level of risk incurred in its activities. To arrive at an assessment rate for a banking institution, the FDIC places it in one of four risk categories determined by reference to its capital levels and supervisory ratings. In addition, in the case of those institutions in the lowest risk category, the FDIC further determines its assessment rate based on certain specified financial ratios or, if applicable, its long-term debt ratings. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. Under the current system, premiums are assessed quarterly. The FDIC has published guidelines on the adjustment of assessment rates for certain institutions. In addition, insured depository institutions have been required to pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation (FICO) to fund the closing and disposal of failed thrift institutions by the Resolution Trust Corporation.

The Dodd-Frank Act makes permanent the $250,000 deposit insurance limit for insured deposits and provides for full insurance of noninterest bearing transaction accounts beginning December 31, 2010, for two years. It also revises the assessment base against which an insured depository institution’s deposit insurance premiums paid to the Deposit Insurance Fund will be calculated. Under the amendments, as implemented by regulations effective April 1, 2011, the FDIC assessment base is no longer the institution’s deposit base, but rather its average consolidated total assets less its average equity. The Dodd-Frank Act also changes the minimum designated reserve ratio of the Deposit Insurance Fund , increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits by September 30, 2020, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The FDIC is required to offset the effect of the increased minimum reserve ratio for banks with assets of less than $10 billion.

Under the Federal Deposit Insurance Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a bank’s federal regulatory agency.

Community Reinvestment Act

CommunityONE is subject to the provisions of the Community Reinvestment Act of 1977, as amended (“CRA”). Under the CRA, all financial institutions have a continuing and affirmative obligation consistent with their safe and sound operation to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA.

The CRA requires the appropriate federal bank regulatory agency, in connection with its examination of the bank, to assess the bank’s record in meeting the credit needs of the community served by the bank, including low- and moderate-income neighborhoods. The regulatory agency’s assessment of the bank’s record is made available to the public. Should FNB United fail to serve the community adequately, potential penalties are regulatory denials to expand branches, relocate, add subsidiaries and affiliates, expand into new financial activities and merge with or purchase other financial institutions.

Interstate Banking and Branching

Current federal law permits interstate acquisitions of banks by bank holding companies. FNB United and any other bank holding company located in North Carolina may acquire a bank located in any other state, and any bank holding company located outside North Carolina may lawfully acquire any North Carolina-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage limitations, age requirements and other restrictions. In addition, a national or state-chartered bank may establish de novo branches in another state if the law of the state where the branch is to be located would permit a state bank chartered by that state to open the branch. These laws may have the effect of increasing competition within the markets in which FNB United operates.

Depositor Preference Statute

Under federal law, depositors and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the “liquidation or other resolution” of such an institution by any receiver.

Privacy and Consumer Protection Laws

The Gramm-Leach-Bliley Act modified other financial laws, including laws related to financial privacy. Under the act, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The Fair Credit Reporting Act restricts information sharing among affiliates and was amended in December 2003 to restrict further affiliate sharing of information for marketing purposes.

In connection with their lending activities, CommunityONE is subject to a number of federal laws designed to protect borrowers. These laws include the Equal Credit Opportunity Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, and the Real Estate Settlement Procedures Act.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

The USA PATRIOT Act substantially broadens existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States, imposes compliance and due diligence obligations, creates crimes and penalties, compels the production of documents located both inside and outside the United States, including those of foreign institutions that have a correspondent relationship in the United States, and clarifies the safe harbor from civil liability to customers. The United States Department of the Treasury has issued a number of regulations implementing the USA PATRIOT Act that apply certain of its requirements to financial institutions such as CommunityONE. The regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. The obligations of financial institutions under the USA PATRIOT Act have increased and may continue to increase. This increase has resulted in greater costs for CommunityONE, which may continue to rise and also may subject CommunityONE to greater liability.

Pursuant to these provisions, FNB United established anti-money laundering compliance and due diligence programs.

Emergency Economic Stabilization Act of 2008

In response to recent unprecedented market turmoil, the EESA was enacted on October 3, 2008. EESA established TARP, which authorizes the United States Department of the Treasury to purchase or guarantee up to $700 billion in troubled assets from financial institutions. Pursuant to authority granted under EESA and as part of the TARP, the United States Department of the Treasury created the CPP under which the United States Department of the Treasury would invest up to $250 billion in senior preferred stock of U.S. banks and savings associations or their holding companies. Qualifying financial institutions may issue senior preferred stock with a value equal to not less than 1% of risk-weighted assets and not more than the lesser of $25 billion or 3% of risk-weighted assets.

Institutions participating in TARP or CPP are required to issue warrants for common or preferred stock or senior debt to the United States Department of the Treasury. If an institution participates in the CPP or if the United States Department of the Treasury acquires a meaningful equity or debt position in the institution as a result of TARP participation, the institution is required to meet certain standards for executive compensation and corporate governance, including a prohibition against incentives to take unnecessary and excessive risks, recovery of bonuses paid to senior executives based on materially inaccurate earnings or other statements and prohibition against the payment of golden parachutes. Additional and modified standards with respect to executive compensation and corporate governance for institutions that have participated or will participate in the TARP (including the CPP) were enacted as part of the ARRA, described below.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation and enhanced and timely disclosure of corporate information. The act is intended to allow shareholders to monitor more easily and efficiently the performance of public companies and their directors.

CPP Participation

On February 13, 2009, FNB United entered into a Letter Agreement (the “Purchase Agreement”) with the United States Department of the Treasury under the CPP, pursuant to which FNB United agreed to issue 51,500 shares of FNB United Series A Preferred Stock, having a liquidation amount per share equal to $1,000, for a total price of $51.5 million. The FNB United Series A Preferred Stock is to pay cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. FNB United may not redeem the FNB United Series A Preferred Stock during the first three years except with the proceeds from a “qualified equity offering” (as defined in FNB United’s articles of incorporation). However, under the ARRA, FNB United may redeem the FNB United Series A Preferred Stock without a “qualified equity offering,” subject to the approval of its primary federal regulator. After three years, FNB United may, at its option, redeem the FNB United Series A Preferred Stock at par value plus accrued and unpaid dividends. The FNB United Series A Preferred Stock is generally non-voting, but does have the right to vote as a class on the issuance of any preferred stock ranking senior, any change in its terms or any merger, exchange or similar transaction that would adversely affect its rights. The holder(s) of FNB United Series A Preferred Stock also have the right to elect two directors if dividends have not been paid for six periods.

As part of its purchase of the FNB United Series A Preferred Stock, the United States Department of the Treasury received the TARP Warrant entitling it to purchase 2,207,143 shares of FNB United’s common stock at an initial per share exercise price of $3.50. The TARP Warrant provides for the adjustment of the exercise price and the number of shares of FNB United’s common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of FNB United’s common stock, and upon certain issuances of FNB United’s common stock at or below a specified price relative to the initial exercise price. The TARP Warrant expires ten years from the issuance date. Pursuant to the Purchase Agreement, the United States Department of the Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the TARP Warrant. Under the ARRA, the TARP Warrant would be liquidated upon the redemption by FNB United of the FNB United Series A Preferred Stock.

Both the FNB United Series A Preferred Stock and the TARP Warrant are accounted for as components of Tier 1 capital.

Prior to February 13, 2012, unless FNB United has redeemed the FNB United Series A Preferred Stock or the United States Department of the Treasury has transferred the FNB United Series A Preferred Stock to a third party, the consent of the United States Department of the Treasury will be required for FNB United to (1) declare or pay any dividend or make any distribution on its common stock (other than regular quarterly cash dividends of not more than $0.10 per share of common stock) or (2) redeem, purchase or acquire any shares of its common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement. FNB United has entered into the TARP Exchange Agreement with the United States Department of the Treasury, which is Annex F to this joint proxy statement/prospectus. The TARP Exchange Agreement also requires FNB United to obtain the consent of the United States Department of the Treasury to take any actions described above prior to February 13, 2012, unless the United States Department of the Treasury ceases to hold any securities of FNB United acquired under either the TARP Exchange Agreement or the amended TARP Warrant before that date. For a discussion of the TARP Exchange Agreement, see “FNB United Proposals—FNB United Proposal 4—Approval of the Issuance of FNB United Common Stock in an Exchange Transaction with the Holder of Fixed Rate Cumulative Perpetual Preferred Stock, Series A,” beginning on page 160.

American Recovery and Reinvestment Act of 2009

The ARRA was enacted on February 17, 2009. Among other things, the ARRA amends the EESA and imposes certain new executive compensation and corporate governance obligations on all current and future TARP recipients, including FNB United, until the institution has redeemed the preferred stock, which TARP recipients are now permitted to do under the ARRA without regard to the three-year holding period and without the need to raise new capital, subject to approval of its primary federal regulator. The executive compensation restrictions under the ARRA (described below) are more stringent than those currently in effect under the CPP.

The ARRA amended Section 111 of the EESA to require the United States Department of the Treasury to adopt additional standards with respect to executive compensation and corporate governance for TARP recipients (including FNB United). The standards required to be established by the United States Department of the Treasury include, in part, (1) prohibitions on making golden parachute payments to senior executive officers and the next five most highly compensated employees during the period in which any obligation arising from financial assistance under TARP is outstanding, (2) prohibitions on paying or accruing bonuses or other incentive awards for certain senior executive officers and employees, except for awards of long-term restricted stock with a value equal to no greater than one-third of the subject employee’s annual compensation that do not fully vest during the period in which any obligation arising from financial assistance under TARP is outstanding or unless such compensation is pursuant to a valid written employment contract prior to February 11, 2009, (3) requirements that CPP participants provide for the recovery of any bonus or incentive compensation paid to senior executive officers and the next 20 most highly-compensated employees based on statements of earnings, revenues, gains or other criteria later found to be materially inaccurate, with the United States Department of the Treasury having authority to negotiate for reimbursement, and (4) a review by the United States Department of the Treasury of all bonuses and other compensation paid by TARP participants to senior executive employees and the next 20 most highly-compensated employees before the date of enactment of the ARRA to determine whether such payments were inconsistent with the purposes of the Act.

The ARRA also sets forth additional corporate governance obligations for TARP recipients, including requirements for the United States Department of the Treasury to establish standards that provide for semi-annual meetings of compensation committees of the board of directors to discuss and evaluate employee compensation plans in light of an assessment of any risk posed from such compensation plans. TARP recipients are further required by the ARRA to have in place company-wide policies regarding excessive or luxury expenditures and to include non-binding shareholder “say-on-pay” proposals in proxy materials. The chief executive officer and chief financial officer are required to provide written certifications with respect to compliance. The United States Department of the Treasury promulgated regulations to implement the executive compensation and certain corporate governance provisions detailed in the ARRA, which became effective June 15, 2009.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act is an extensive and comprehensive law that affects practically all aspects of a banking organization and represents a significant overhaul of many aspects of the regulation of the financial services industry. It is intended to effect a fundamental restructuring of federal banking regulation. Among other things, the Dodd-Frank Act creates a new Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators new authority to take control of and liquidate financial firms. The Dodd-Frank Act also creates the CPFB, a new independent federal agency with broad powers to regulate, supervise and enforce federal consumer financial protection laws.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate its overall financial impact on FNB United, its customers or the financial industry more generally. Provisions in the legislation will increase the costs associated with deposits as well as place limitations on certain revenues. In addition, under the Dodd-Frank Act, depository institutions are now permitted to pay interest on demand deposits. Among the provisions that are likely to affect FNB United are the following:

Holding Company Capital Requirements. The Dodd-Frank Act requires the Federal Reserve to apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions. Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank holding company with less than $15 billion in assets. The Dodd-Frank Act additionally requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

Corporate Governance. The Dodd-Frank Act will require publicly traded companies to give shareholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the date of enactment and at least every three years thereafter and on so-called “golden parachute” payments in connection with approvals of mergers and acquisitions unless previously voted on by shareholders. The new law also authorizes the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company’s proxy materials. Additionally, the Dodd-Frank Act directs the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1.0 billion, regardless of whether the company is publicly traded or not. The Dodd-Frank Act gives the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters.

Prohibition against Charter Conversions of Troubled Institutions. The Dodd-Frank Act prohibits a depository institution from converting from a state to federal charter or vice versa while it is the subject of a cease and desist order or other formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter unless the appropriate federal banking agency gives notice of the conversion to the federal or state authority that issued the enforcement action and that agency does not object within 30 days. The notice must include a plan to address the significant supervisory matter. The converting institution must also file a copy of the conversion application with its current federal regulator which must notify the resulting federal regulator of any ongoing supervisory or investigative proceedings that are likely to result in an enforcement action and provide access to all supervisory and investigative information relating hereto.

Transactions with Affiliates and Insiders. Effective two years from the date of enactment, the Dodd-Frank Act expands the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates. The Dodd-Frank Act will apply Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transaction that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The current exemption from Section 23A for transactions with financial subsidiaries will be eliminated. The Dodd-Frank Act will additionally prohibit an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

Consumer Financial Protection Bureau. The Dodd-Frank Act creates the CFPB, which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB will have examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions will be subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB will have authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. In addition, the Dodd-Frank Act will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage,” as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Debit Card Interchange Fees and Network Restrictions

The Dodd-Frank Act, subject to certain exemptions, requires the Federal Reserve to impose limits on debit card interchange fees. Effective October 1, 2011, pursuant to rules issued by the Federal Reserve, interchange fees on debit card transactions will be limited to a maximum of 21 cents per transaction plus 5 basis points of the transaction amount. A debit card issuer may recover an additional one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements prescribed by the Federal Reserve. Issuers that, together with their affiliates, have less than $10 billion in assets are exempt from the debit card interchange fee standards. FNB United has less than $10 billion in assets, and therefore, CommunityONE is exempt from the debit card interchange fee standards. The combined company will have less than $10 billion in assets, and therefore, each subsidiary bank will continue to be exempt after the Merger.

The Federal Reserve’s final rule also prohibits any issuer or payment card network from restricting the number of payment card networks over which an electronic debit transaction may be processed to fewer than two unaffiliated networks, or restricting the ability of a merchant to direct the routing of electronic debit transactions over any of the networks that an issuer has enabled to process the electronic debit transactions.

Future Legislation

Changes to the laws and regulations in the United States and North Carolina can affect FNB United’s operating environment in substantial and unpredictable ways. FNB United cannot predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon the financial condition or results of operations of FNB United. The nature and extent of future legislative, regulatory or other changes affecting financial institutions is highly unpredictable at this time. Due to the current economic environment and issues facing the financial services industry in particular, new legislative and regulatory initiatives may be anticipated over the next several years, including those focused specifically on banking and mortgage lending.

Employees

As of December 31, 2010, FNB United had four officers, all of whom were also officers of CommunityONE. On that same date, CommunityONE had 426 full-time employees and 40 part-time employees and Dover Mortgage had 56 full-time employees and no part-time employees. CommunityONE and Dover Mortgage each considers its relationship with its employees to be excellent. FNB United provides employee benefit programs, including a matching retirement/savings (“401(k)”) plan, group life, health and dental insurance, paid vacations and sick leave.

FNB United’s employee benefit programs formerly included a noncontributory defined benefit pension plan and healthcare and life insurance benefits for retired employees. In September 2006, the FNB United board of directors approved a modified freeze to the pension plan. Effective December 31, 2006, no new employees were eligible to enter the plan. Participants who were at least age 40, had earned 10 years of vesting service as an employee of FNB United and remain an active employee as of December 31, 2006 qualified for continued benefits under a grandfathering provision. Under that provision, the grandfathered participant will continue to accrue benefits under the plan through December 31, 2011. All other eligible participants in the plan had their retirement benefit frozen as of December 31, 2006. Effective January 1, 2007, the 401(k) plan became the primary retirement benefit plan. However, in November 2010, the FNB United board of directors approved an additional amendment to the plan which ceases participant benefit accruals as of December 31, 2010.

FNB United has a noncontributory, nonqualified supplemental executive retirement plan covering certain executive employees, the FNB SERP. Annual benefits payable under the FNB SERP are based on factors similar to those for the pension plan, with offsets related to amounts payable under the pension plan and social security benefits. FNB SERP costs, which are actuarially determined using the projected unit credit method and recorded on an unfunded basis, are charged to current operations and credited to a liability account on the consolidated balance sheet. In 2010, the FNB United board of directors approved an amendment to the plan which stops additional benefit accrual under the FNB SERP after December 31, 2010. This action does not impact a participant’s vested or accrued benefit in the plan.

In conjunction with the modified freeze of the pension plan, the postretirement medical and life insurance plan was also amended. Effective December 31, 2006, no new employees were eligible to enter the plan. Participants who were at least age 40, had earned 10 years of vesting service as an employee of FNB United and remained an active employee as of December 31, 2006 qualified under a grandfathering provision. Under the grandfathering provision, the participant was eligible to continue to accrue benefits under the plan through December 31, 2011. However, in November 2010, the FNB United board of directors approved an additional amendment to the plan which ceases participant benefit accruals as of December 31, 2010.

Properties

The principal executive and administrative offices of FNB United are located in an office building at 150 South Fayetteville Street, Asheboro, North Carolina. CommunityONE also has six other facilities in Asheboro containing three community banking operations and various administrative and operational functions. CommunityONE has other community banking offices in Archdale, Belmont, Biscoe, Boone, Burlington, China Grove, Cornelius, Dallas, Ellerbe, Gastonia, Graham, Greensboro (two offices), Hickory (three offices), Hillsborough, Jamestown, Kannapolis, Laurinburg, Millers Creek, Mooresville, Mt. Holly, Newton, Pinehurst, Ramseur, Randleman, Rockingham (two offices), Salisbury (two offices), Seagrove, Siler City, Seven Lakes, Southern Pines, Stanley, Statesville, Taylorsville, Trinity, West Jefferson, and Wilkesboro (two offices), North Carolina. Ten of the community banking offices are leased facilities, and four such offices are situated on land that is leased. Two of the facilities housing operational functions in Asheboro are leased.

Legal Proceedings

In the ordinary course of operations, FNB United is party to various legal proceedings. Other than as discussed in the following paragraph, FNB United is not involved in any pending legal proceedings other than routine, nonmaterial proceedings occurring in the ordinary course of business.

FNB United is aware of one lawsuit relating to the Merger filed by a purported stockholder of Granite against Granite, Granite’s directors and FNB United. For further discussion of this litigation, see “The Merger—Litigation Related to the Merger,” beginning on page 80.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

FNB United’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist in understanding and evaluating results of operations and financial condition of FNB United and CommunityONE. The following discussion is intended to provide a general overview of FNB United’s performance for the six-month period ended June 30, 2011 and the years ended December 31, 2010, 2009 and 2008. This section should be read in conjunction with the consolidated financial statements and related footnotes included elsewhere in this joint proxy statement/prospectus. All information presented is consolidated data unless otherwise specified. Uncertainty and future events could cause changes in accounting estimates that have material effects on the financial position and results of operations in future periods.

Executive Overview

FNB United is a bank holding company with a full-service subsidiary bank, CommunityONE Bank, National Association, which offers a complete line of consumer, mortgage and business banking services, including loan, deposit, cash management, investment management and trust services, to individual and business customers. CommunityONE has offices in Alamance, Alexander, Ashe, Catawba, Chatham, Gaston, Guilford, Iredell, Mecklenburg, Montgomery, Moore, Orange, Randolph, Richmond, Rowan, Scotland, Watauga and Wilkes counties in North Carolina.

CommunityONE has a subsidiary, Dover Mortgage Company, which had been in the business of originating, underwriting and closing mortgage loans for sale in the secondary market. Dover ceased its wholesale mortgage origination business and its retail mortgage origination business outside of North Carolina in February 2011. On March 17, 2011, Dover discontinued all of its remaining operations.

Management’s Plans and Intentions

FNB United incurred significant net losses in 2009, which continued in 2010 and 2011, primarily from the higher provisions for loan losses due to the significant level of nonperforming assets and the write-off of goodwill. CommunityONE consented and agreed to the issuance of the Consent Order (“Consent Order”) by the OCC in July 2010 and FNB United entered into a written agreement with the Federal Reserve Bank in October 2010. FNB United’s independent registered public accounting firm issued a report with respect to FNB United’s audited financial statements for the fiscal years ended December 31, 2010 and 2009, which contained an explanatory paragraph indicating that there is substantial doubt about FNB United’s ability to continue as a going concern. The following strategies have been or are being implemented:

Held-to-Maturity Investment Securities Reclassification. As part of CommunityONE’s contingency funding plan, CommunityONE’s board of directors approved in April 2010 the reclassification of the entire held-to-maturity investment securities portfolio to available-for-sale investment securities. The conversion of the portfolio occurred on May 3, 2010 and provides additional liquidity to CommunityONE. The transfer resulted in the unrealized holding gains of $2.1 million, net of tax, at the date of transfer being recognized in other comprehensive income. The corresponding deferred tax on the unrealized holding gain allowed CommunityONE to realize a one-time reduction in deferred tax valuation allowance of $1.4 million in the second quarter of 2010.

Deferring Preferred Stock and Trust Preferred Securities Payments. FNB United began deferring the payment of cash dividends on the outstanding FNB United Series A Preferred Stock beginning in the second quarter 2010, as well as the payment of interest on the outstanding junior subordinated notes related to its trust preferred securities to enhance FNB United’s liquidity. The expense associated with trust preferred securities continues to accrue and is reflected in FNB United’s Consolidated Statements of Operations. The dividends on preferred stock are shown as an increase to net loss to derive net loss available to common shareholders in the Consolidated Statements of Operations.

Balance Sheet Reductions. Management is implementing strategies to improve capital ratios through the reduction of assets and off-balance sheet commitments. At June 30, 2011, risk-weighted assets have been reduced by $233.2 million since December 31, 2010. Reductions occurred primarily in reductions in the commercial loan portfolio. On December 30, 2010, CommunityONE sold $32.9 million of mortgage loans held for investment and recognized a net gain of $383,000, including transaction costs. Management expects future reductions in risk-weighted assets to be moderate and occur primarily in the loan portfolio. To offset the majority of asset reductions, liabilities declined primarily through reductions in deposits by $91.4 million. Future liability reductions are expected to occur primarily in deposits, primarily public unit deposits and high-rate NOW accounts and certificates of deposits.

Earnings. On June 22, 2010, CommunityONE retired $33.0 million in FHLB advances and paid an early redemption penalty of $1.0 million to the FHLB for the retirement of these advances. The penalty is included in other noninterest expenses. On July 2, 2010, CommunityONE purchased $30.0 million in brokered certificates of deposit to replace these funds. The advances had a remaining average life of 1.0 years and an average interest rate of 3.93%. The brokered certificates of deposit have maturities ranging from 30 months to 42 months with interest rates ranging from 1.75% to 2.20%. As a result of this transaction, the interest expense savings during the first year is estimated at an annualized rate of 1.94% on the $30.0 million restructured.

Stimulus Loan Program. CommunityONE implemented in 2009 a stimulus loan program to facilitate the sale of residential real estate held as collateral for some of CommunityONE’s nonperforming and performing loans and certain Bank-owned properties. The purpose of the program was to reduce CommunityONE’s credit concentrations and nonperforming assets by providing attractive terms that both filled the mortgage lending void created by the ongoing recession and incented potential buyers to purchase real estate. CommunityONE offered a reduced interest rate to qualified new borrowers to encourage them to purchase properties in this program. New borrowers qualified according to CommunityONE’s normal consumer and mortgage underwriting standards. CommunityONE recorded these loans at fair value at time of issue. Existing unimpaired development loans that became part of the program were considered impaired upon inclusion in the stimulus loan program. CommunityONE currently has $41.6 million in loans under the stimulus loan program, of which, $15.2 million required a fair value adjustment of $92,700 as of June 30, 2011. The fair value adjustment is recorded as a reduction of the outstanding loan balance on the balance sheet and accreted into interest income over the contractual life of the loan. FNB United discontinued the stimulus loan program and booked the last stimulus loan during the first quarter of 2011. FNB United will continue to report stimulus loan information, as indicated above, through the filing of the annual report on Form 10-K for the year ending December 31, 2011.

Application of Critical Accounting Policies

FNB United’s accounting policies are in accordance with accounting principles generally accepted in the United States and with general practice within the banking industry and are fundamental to understanding management’s discussion and analysis of results of operations and financial condition. FNB United’s significant accounting policies are discussed in detail in Note 1 of the consolidated financial statements contained in FNB United’s Annual Report on Form 10-K/A, Amendment No. 1, for the year ended December 31, 2010, and may be found in this joint proxy statement/prospectus beginning on page FS-58.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, investment securities and deferred tax assets. Actual results could differ from those estimates.

Allowance for Loan Losses

The allowance for loan losses, which is utilized to absorb actual losses in the loan portfolio, is maintained at a level consistent with management’s best estimate of probable loan losses incurred as of the balance sheet date. FNB United’s allowance for loan losses is also assessed quarterly by management. This assessment includes a methodology that separates the total loan portfolio into homogeneous loan classifications for purposes of evaluating risk. The required allowance is calculated by applying a risk adjusted reserve requirement to the dollar volume of loans within a homogenous group. FNB United has grouped its loans into pools according to the loan segmentation regime employed on schedule RC-C of the FFIEC’s Consolidated Report of Condition and Income (the “Call Report”). Major loan portfolio subgroups include: risk graded commercial loans, mortgage loans, home equity loans, retail loans and retail credit lines. Management also analyzes the loan portfolio on an ongoing basis to evaluate current risk levels, and risk grades are adjusted accordingly. FNB United recently implemented a new loan loss software program as a modeling tool to assist in the determination of an adequate level of reserves to cover loan losses. While management uses the best information available to make evaluations, future adjustments may be necessary, if economic or other conditions differ substantially from the assumptions used. See additional discussion under “—Financial Condition—Asset Quality,” beginning on page 227.

Valuation of Other Real Estate Owned

Other real estate represents properties acquired through foreclosure or deed in lieu thereof. The property is initially carried at fair value based on recent appraisals, less estimated costs to sell. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral.

Carrying Value of Securities

Securities designated as available-for-sale are carried at fair value. However, the unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from net income unless there is an other than temporary impairment and is reported, net of deferred taxes, as a component of stockholders’ equity as accumulated other comprehensive income/(loss). Premiums and discounts on securities are amortized and accreted according to the interest method.

Treatment of Deferred Tax Assets

Management’s determination of the realization of deferred tax assets is based upon its judgment of various future events and uncertainties, including the timing and amount of future income earned by certain subsidiaries and the implementation of various tax plans to maximize realization of the deferred tax assets. In evaluating the positive and negative evidence to support the realization of the asset under current guidance, given the current credit crisis and economic conditions, there is insufficient positive evidence to support a conclusion that it is more likely than not this asset will be realized in the foreseeable future. Examinations of the income tax returns or changes in tax law may impact FNB United’s tax liabilities and resulting provisions for income taxes.

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making such judgments, significant weight is given to evidence that can be objectively verified. As a result of the increased credit losses, CommunityONE continues to be in a three-year cumulative pre-tax loss position as of June 30, 2011. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset, which is difficult to overcome. CommunityONE’s estimate of the realization of its deferred tax assets was based on the scheduled reversal of deferred tax liabilities and taxable income available in prior carry back years and estimated unrealized losses in the available-for-sale investment portfolio. CommunityONE did not consider future taxable income in determining the realizability of its deferred tax assets. CommunityONE expects its income tax expense (benefit) will be negligible for the next several quarters until profitability has been restored for a reasonable time and such profitability is considered sustainable. At that time, the valuation allowance would be reversed. Reversal of the valuation allowance requires a great deal of judgment and will be based on the circumstances that exist as of that future date. If future events differ significantly from CommunityONE’s current forecasts, CommunityONE may need to increase this valuation allowance, which could have a material adverse effect on the results of operations and financial condition.

Summary

Management believes the accounting estimates related to the allowance for loan losses, valuation of OREO, the carrying value of securities and the valuation allowance for deferred tax assets are “critical accounting estimates” because: (1) the estimates are highly susceptible to change from period to period as they require management to make assumptions concerning the changes in the types and volumes of the portfolios and anticipated economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on FNB United’s assets reported on the balance sheet as well as its net earnings.

Non-GAAP Measures

These financial disclosures contain financial information determined by methods other than in accordance with United States generally accepted accounting principles (“GAAP”). FNB United’s management uses these non-GAAP measures in their analysis of FNB United’s performance. These non-GAAP measures exclude goodwill and core deposit premiums from the calculations of return on average assets and return on average equity. Management believes presentations of financial measures excluding the impact of goodwill and core deposit premiums provide useful supplemental information that is essential to a proper understanding of the operating results of FNB United’s core businesses. In addition, certain designated net interest income amounts are presented on a taxable equivalent basis. Management believes that the presentation of net interest income on a taxable equivalent basis aids in the comparability of net interest income arising from taxable and tax-exempt sources. These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

These non-GAAP financial measures are “net income (loss) per share assuming dilution adjusted for goodwill impairment charge,” “common shareholders’ equity,” “tangible common shareholders’ equity,” “tangible shareholders’ equity,” “tangible assets” and “tangible common book value per share.” FNB United’s management, the entire financial services sector, bank stock analysts, and bank regulators use these non-GAAP measures in their analysis of FNB United’s performance.

•	“Common shareholders’ equity” is shareholders’ equity less preferred stock and the common stock warrant.

•	“Tangible common shareholders’ equity” is shareholders’ equity less goodwill, core deposits and other intangible assets, preferred stock and the common stock warrant.

•	“Tangible shareholders’ equity” is shareholders’ equity less goodwill and core deposits and other intangible assets.

•	“Tangible assets” are total assets less goodwill and core deposits and other intangible assets.

•

“Tangible book value per common share” is defined as total equity reduced by recorded goodwill, other intangible assets and preferred stock divided by total common shares outstanding. This measure discloses changes from period-to-period in book value per share exclusive of changes in intangible assets and preferred stock. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of a company. Companies utilizing purchase accounting in a business combination, as required by GAAP, must record goodwill related to such transactions. Book value per share is the most directly comparable GAAP measure.

The following table reconciles the specific items excluded from the non-GAAP measures and the most comparable GAAP measure for the periods indicated below:

	At and for the Year Ended December 31,
	2010	2009	2008	2007	2006
Total shareholders’ equity	$(28,837)	$98,359	$147,917	$216,256	$207,668
Less: Preferred stock	(56,424)	(48,205)	—	—	—
Less: Common stock warrant	(3,891)	(3,891)	—	—	—

Common shareholders’ equity	$(89,152)	$46,263	$147,917	$216,256	$207,668

Total shareholders’ equity	$(28,837)	$98,359	$147,917	$216,256	$207,668
Less:
Goodwill	—	—	(52,395)	(110,195)	(110,956)
Core deposit and other intangibles	(4,173)	(4,968)	(5,762)	(6,564)	(7,378)
Preferred stock	(56,424)	(48,205)	—	—	—
Common stock warrant	(3,891)	(3,891)	—	—	—

Tangible common shareholders’ equity	$(93,325)	$41,295	$89,760	$99,497	$89,334

Total shareholders’ equity	$(28,837)	$98,359	$147,917	$216,256	$207,668
Less:
Goodwill	—	—	(52,395)	(110,195)	(110,956)
Core deposit and other intangibles	(4,173)	(4,968)	(5,762)	(6,564)	(7,378)

Tangible shareholders’ equity	$(33,010)	$93,391	$89,760	$99,497	$89,334

Total assets	$1,902,369	$2,101,296	$2,044,434	$1,906,506	$1,815,582
Less:
Goodwill	—	—	(52,395)	(110,195)	(110,956)
Core deposit and other intangibles	(4,173)	(4,968)	(5,762)	(6,564)	(7,378)

Tangible assets	$1,898,196	$2,096,328	$1,986,277	$1,789,747	$1,697,248

Book value per common share	$(7.80)	$4.05	$12.94	$18.93	$18.39
Effect of intangible assets	$(0.36)	$(0.44)	$(5.09)	$(10.22)	$(9.83)
Tangible book value per common share	$(8.17)	$3.61	$7.85	$8.71	$8.56

SIX-MONTH PERIOD ENDED JUNE 30, 2011

Results of Operations

Net Interest Income

Net interest income is the difference between interest income earned on interest-earning assets, primarily loans and investment securities, and interest expense paid on interest-bearing deposits and other interest-bearing liabilities. This measure represents the largest component of income for CommunityONE. The net interest margin measures how effectively CommunityONE manages the difference between the interest income earned on interest-earning assets and the interest expense paid for funds to support those assets. Changes in interest rates earned on interest-earning assets and interest rates paid on interest-bearing liabilities, the rate of growth of the interest-earning assets and interest-bearing liabilities base, the ratio of interest-earning assets to interest-bearing liabilities, and the management of interest rate sensitivity factor into fluctuations within net interest income. An analysis is presented in in the table below, Average Balances and Net Interest Income Analysis for the six-month periods ended June 30, 2011 and 2010.

During the last several years, the financial markets experienced significant volatility resulting from the continued fallout of subprime lending and the global liquidity crisis. A multitude of government initiatives along with interest rate cuts by the Federal Reserve have been designed to improve liquidity for the distressed financial markets and stabilize the banking system. The relationship between declining interest-earning asset yields and more slowly declining interest-bearing liability costs has caused, and may continue to cause, net interest margin compression. Net interest margin compression may also continue to be affected by continued deterioration of assets, resulting in further interest income adjustments.

Net interest loss after provision for loan losses was $(35.4) million for the six-month period ended June 30, 2011, compared to $(7.4) million for the same period in 2010.

The net interest margin (taxable-equivalent net interest income divided by average earning assets) was 2.20% for the six-months ended June 30, 2011, compared to 3.22% for the same period in 2010.

The following table summarizes the average balance sheets and net interest income/margin analysis for the six-month periods. CommunityONE’s interest yield earned on interest-earning assets and interest rate paid on interest-bearing liabilities shown in the table are derived by dividing interest income and expense by the average balances of interest-earning assets or interest-bearing liabilities, respectively.

Average Balances and Net Interest Income Analysis—Six Months

	Six Months Ended June 30,
	2011			2010
(dollars in thousands)	Average Balance (3)	Income / Expense	Average Yield / Rate	Average Balance (3)	Income / Expense	Average Yield / Rate
Interest earning assets:
Loans (1)(2)	$1,203,562	$25,391	4.25%	$1,549,021	$37,230	4.85%
Taxable investment securities	345,416	4,798	2.80	252,664	6,945	5.54
Tax-exempt investment securities (1)	9,066	457	10.16	35,256	1,277	7.30
Overnight Federal funds sold	—	—	—	3,196	4	0.25
Other earning assets	147,153	284	0.39	19,141	189	1.99
Assets of discontinued operations	14,166	110	1.57	37,395	413	2.23

Total earning assets	1,719,363	$31,040	3.64	1,896,673	$46,058	4.90

Non-earning assets:
Cash and due from banks	24,413			59,571
Goodwill and core deposit premium	4,005			4,797
Other assets, net	92,080			96,858
Assets of discontinued operations	134			1,520

Total assets	$1,839,995			$2,059,419

Interest-bearing liabilities:
Interest-bearing demand deposits	$227,718	$917	0.81%	$228,897	$1,199	1.06%
Savings deposits	45,252	57	0.25	42,938	56	0.26
Money market deposits	293,555	1,146	0.79	330,279	1,756	1.07
Time deposits	939,824	8,012	1.72	942,331	9,606	2.06
Retail repurchase agreements	9,355	31	0.67	14,519	52	0.72
Federal Home Loan Bank advances	144,294	1,401	1.96	153,143	2,092	2.75
Federal funds purchased	—	—	—	3,100	4	0.26
Other borrowed funds	60,804	696	2.31	71,761	1,035	2.91

Total interest-bearing liabilities	1,720,802	12,260	1.44	1,786,968	15,800	1.78

Noninterest-bearing liabilities and shareholders’ equity:
Noninterest-bearing demand deposits	156,217			158,254
Other liabilities	15,671			16,064
Shareholders’ equity/(deficit)	(53,981)			97,315
Liabilities of discontinued operations	1,286			818

Total liabilities and equity	$1,839,995			$2,059,419

Net interest income and net yield on earning assets (4)		$18,780	2.20%		$30,258	3.22%

Interest rate spread (5)			2.20%			3.12%

(1)	The fully tax equivalent basis is computed using a federal tax rate of 35%.
(2)	Average loan balances include nonaccruing loans and loans held for sale.
(3)	Average balances include market adjustments to fair value for securities and loans held for sale.
(4)	Net yield on earning assets is computed by dividing net interest income by average earning assets.
(5)	Earning asset yield minus interest bearing liabilities rate.

Provision for Loan Losses

This provision is the charge against earnings to provide an allowance for probable losses inherent in the loan portfolio. The amount of each year’s charge is affected by several considerations, including management’s evaluation of various risk factors in determining the adequacy of the allowance, actual loan loss experience and loan portfolio growth.

During the six-month period ended June 30, 2011, the provision for loan losses, excluding discontinued operations, was $53.8 million, compared to $36.7 million in the same period of 2010. The level of provision so far in 2011 was driven by a continued deterioration of loan quality and underlying collateral values. Net charge-offs for the six months ending June 30, 2011 totaled $88.1 million, or 14.76% of annualized average loans, compared to $16.6 million, or 2.17% of annualized average loans for the same period in 2010. As of June 30, 2011, approximately 47.2% of the gross charge-offs were comprised of land development loans.

During the six-month period ended June 30, 2011, CommunityONE charged off $91.6 million in loans. The majority of the loans that were charged off were loans that had been in impairment status for more than six months and had specific reserves assigned to them in prior periods. Due to these loans having specific reserves assigned to the outstanding balance of the loan, it was not necessary for CommunityONE to have a provision greater than the charge-off value in the second quarter of 2011. CommunityONE also noted positive trends in the loan portfolio during the first six months of 2011 that included reductions in: nonaccruing loans of $117.2 million, loans 90 days or more past due and still accruing of $4.8 million, loans 30-89 days past due of $57.1 million and classified loans of $151.4 million. These improvements over December 31, 2010 were considered in the analysis of the adequacy of the allowance for loan loss at June 30, 2011.

Noninterest Income

For the six months ended June 30, 2011, noninterest income, excluding discontinued operations, was $6.9 million and $10.0 million for the same period in 2010. Mortgage loan income decreased by $0.7 million, which is attributable to a drop in loan production volume throughout 2011 and discontinuation of Dover Mortgage operations. In addition, there was a decrease in net securities gains of $1.6 million and a decline of $1.0 million in service charges on deposit accounts due to reduced economic activity as well as the new “Opt-In” Regulation E changes that became effective for new and existing deposit customers this past year. These decreases were partially offset by a $0.1 million increase in cardholder and merchant service income and a $0.2 million increase in bank- owned life insurance income.

Noninterest Expense

FNB United has experienced significant increases in its expenses associated with regulatory compliance and audits, FDIC insurance, as well as legal and consulting fees. These expenses will continue as a direct result of FNB United’s ongoing financial condition.

Noninterest expense for the first six months, excluding discontinued operations, was $59.1 million, compared to $32.7 million for the same period in 2010. This 80% increase in noninterest expense is primarily attributed to an increase of $21.7 million in OREO-related expenses and an increase of 124%, or $1.9 million, in FDIC insurance. While professional fees also increased by $1.6 million, advertising and marketing expense decreased by $0.5 million due to less marketing campaigns and promotions.

With regard to the FDIC insurance, as required by the Dodd-Frank Act, on February 7, 2011, the FDIC finalized new rules which redefined the assessment base as “average consolidated total assets minus average tangible equity.” The new rate schedule and other revisions to the assessment rules became effective April 1, 2011 and were used to calculate the June 2011 assessments.

Full-time equivalent employees averaged 474 employees for the second quarter 2011 versus 512 employees for the second quarter of 2010.

Provision for Income Taxes

Excluding discontinued operations, FNB United had an income tax benefit totaling $0.6 million for the first six months of 2011 compared to an income tax benefit of $2.0 million for the same period in 2010. The decrease for 2011, compared to the prior year, resulted primarily from the impact of the change in the market value of available-for-sale securities on deferred tax assets and the corresponding valuation allowance. FNB United’s provision for income taxes, as a percentage of loss before income taxes, excluding discontinued operations, was 0.8% for the six months ended June 30, 2011, compared to 6.7% for the first six months ended June 30, 2010.

Financial Condition

Management is implementing strategies to improve capital ratios through the reduction of assets and off-balance sheet commitments. At June 30, 2011, risk-weighted assets have been reduced by $233.2 million since December 31, 2010. Reductions occurred primarily in reductions in the commercial loan portfolio. On December 30, 2010, CommunityONE sold $32.9 million of mortgage loans held for investment and recognized a net gain of $383,000, including transaction costs. Management expects future reductions in risk-weighted assets to be moderate and occur primarily in the loan portfolio. To offset the majority of asset reductions, liabilities declined primarily through reductions in deposits by $91.4 million. Future liability reductions are expected to occur primarily in deposits, primarily public unit deposits and high-rate NOW accounts and certificates of deposits.

Since December 31, 2010, FNB United’s assets, including discontinued operations, have decreased $180.1 million, to $1.7 billion at June 30, 2011. The principal factors causing this reduction was a $285.7 million decrease in loans held for investment partially offset by a $75.3 million increase in investment securities. Investment securities of $380.7 million at June 30, 2011 were 25% higher than the $305.3 million balance at December 31, 2010. Loans held for investment of $1.0 billion at June 30, 2011 were 22% lower than the $1.3 billion balance at December 31, 2010.

Deposits decreased $91.4 million since December 31, 2010 to end June 30, 2011 at $1.6 billion. At the end of the second quarter 2011, noninterest-bearing deposits were $156.1 million, or 9.7% of total deposits, up 94 basis points since the end of 2010. Time deposits of $100,000 or more plus other time deposits were $891.8 million at June 30, 2011 compared to $961.6 million at December 31, 2010. Borrowings at the FHLB totaled $144.5 million at June 30, 2011, compared to $144.5 million at December 31, 2010, and federal funds purchased remained unchanged from year-end 2010 at zero.

Shareholders’ deficit was $(113.7) million at the end of the second quarter 2011, down 294% from $(28.8) million at December 31, 2010. The decrease reflects a net loss, excluding discontinued operations, for the first six months ended June 30, 2011 of $(89.1) million. FNB United did not declare common dividends during the first six months ended June 30, 2011 and is unable to do so without prior regulatory approval and by law due to its being critically undercapitalized.

FNB United began deferring the payment of cash dividends on the outstanding FNB United Series A Preferred Stock beginning in the second quarter of 2010, as well as the payment of interest on the outstanding junior subordinated notes related to its trust preferred securities. The suspension of cash dividends on preferred stock and the deferral of interest payments on the junior subordinated notes will enhance FNB United’s liquidity. The expense associated with the trust preferred securities continues to accrue and is reflected in FNB United’s Consolidated Statements of Operations.

Investment Securities

FNB United evaluates all securities on a quarterly basis, and more frequently as economic conditions warrant, to determine if an other-than-temporary impairment (“OTTI”) exists. In evaluating the possible impairment of securities, consideration is given to the length of time and the extent to which the fair value has been less than book value, the financial conditions and near-term prospects of the issuer, and the ability and intent of FNB United to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, FNB United may consider whether the securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. If management determines that an investment experienced an OTTI, the loss is recognized in the income statement as a realized loss. Any recoveries related to the value of these securities are recorded as an unrealized gain (as other comprehensive income/(loss) in shareholders’ equity) and not recognized in income until the security is ultimately sold. As of June 30, 2011, there were no securities considered by FNB United to be OTTI.

Asset Quality

Management considers the asset quality of CommunityONE to be of primary importance. A formal loan review function, independent of loan origination, is used to identify and monitor problem loans. As part of the loan review function, CommunityONE engages a third-party assessment group to review the underwriting documentation and risk grading analysis. In addition to continuing to rely on third-party loan reviews, a formal internal credit review function commenced in 2010 to provide more timely responses. This function is managed by credit administration, which is independent of loan origination.

The allowance for loan losses at December 31, 2010 decreased from $93.7 million to $59.4 million at June 30, 2011. As a percentage of gross loans, the allowance for loan losses declined from 7.18% at December 31, 2010 to 5.83% at June 30, 2011.

During the six-month period ended June 30, 2011, CommunityONE charged off $91.6 million in loans. The majority of the loans that were charged off were loans that had been in impairment status for more than six months and had specific reserves assigned to them in prior periods. Due to these loans having specific reserves assigned to the outstanding balance of the loan, it was not necessary for CommunityONE to have a provision greater than the charge-off value in the second quarter of 2011. CommunityONE also noted positive trends in the loan portfolio during the first six months of 2011 that included reductions in: nonaccruing loans of $117.2 million, loans 90 days or more past due and still accruing of $4.8 million, loans 30-89 days past due of $57.1 million and classified loans of $151.4 million. These improvements over December 31, 2010 were considered in the analysis of the adequacy of the allowance for loan loss at June 30, 2011.

Credit Quality

FNB United has taken proactive steps to resolve its nonperforming loans, including negotiating repayment restructuring plans, forbearances, loan modifications and loan extensions with borrowers when appropriate. CommunityONE also has a separate special assets department to monitor and attempt to reduce exposure to further deterioration in asset quality, to manage OREO properties, and to liquidate property in the most cost-effective manner. CommunityONE is applying more conservative underwriting practices to new loans, including, among other things, increasing the amount of required collateral or equity requirements, reducing loan-to-value ratios, and increasing interest rates.

To improve its results of operations, FNB United’s primary focus is to reduce significantly the amount of its nonperforming assets. Nonperforming assets decrease profitability because they reduce the balance of earning assets, may require additional loan loss provisions or write-downs, and require significant devotion of staff time and financial resources to resolve. The level of nonperforming assets (loans not accruing interest, restructured loans, loans past due 90 days or more and still accruing interest, and other real estate owned) decreased to $309.4 million as of June 30, 2011, as compared to $392.2 million as of December 31, 2010. FNB United believes that the elevated levels of nonperforming assets occurred largely as a result of the severe housing downturn and deterioration in the residential real estate market, as many of CommunityONE’s commercial loans are for residential real estate projects.

FNB United has moved aggressively to address the credit quality issues by attentively managing its reserves for losses and directing the efforts of a team of experienced workout specialists solely to manage the resolution of nonperforming assets. This group allows the remainder of the CommunityONE’s credit administration and banking personnel to focus on managing the performing loan portfolio, while enhancing objectivity in problem loan resolution by removing from that process the originating or managing lender.

It is FNB United’s goal to remove the majority of the nonperforming assets from its balance sheet while still obtaining reasonable value for these assets. Given the current conditions in the real estate market, accomplishing this goal is a tremendous undertaking, requiring both time and the considerable effort of staff. FNB United is committed to continuing to devote significant resources to these efforts. Sales of real estate in the current market could result in losses.

Nonperforming Assets. Nonperforming assets are comprised of nonaccrual loans, accruing loans past due 90 days or more, repossessed assets and other real estate owned (“OREO”). Nonperforming loans are loans placed in nonaccrual status when, in management’s opinion, the collection of all or a portion of interest becomes doubtful. Loans are returned to accrual status when the factors indicating doubtful collectability cease to exist and the loan has performed in accordance with its terms for a demonstrated period of time. OREO represents real estate acquired through foreclosure or deed in lieu of foreclosure and is generally carried at fair value, less estimated costs to sell.

The level of nonperforming loans decreased from $329.9 million or 25.3% of loans held for investment at December 31, 2010, to $207.9 million, or 20.4% of loans held for investment at June 30, 2011. During the six-month period ending June 30, 2011, CommunityONE charged off $91.6 million in loans. The majority of the loans that were charged off were loans that had been in impairment status for more than six months. OREO and repossessed assets were $101.5 million at June 30, 2011, compared to $62.2 million at December 31, 2010. Depressed market conditions have adversely impacted, and may continue to adversely impact, the financial condition and liquidity position of certain borrowers. Additionally, the value of real estate collateral may come under further pressure from weak economic conditions and prevailing unemployment levels resulting in additional delinquencies and loans being placed on nonaccrual.

The continued softening of the real estate market through 2011 has adversely affected FNB United’s net income. Real estate lending (including commercial, construction, land development, and residential) is a large portion of CommunityONE’s loan portfolio. These categories constitute $904.5 million, or approximately 88.8%, of CommunityONE’s total loan portfolio. These categories are generally affected by changes in economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax and other laws and acts of nature. The downturn in the real estate markets in which FNB United originates, purchases, and services mortgage and other loans hurts its business because these loans are secured by real estate. Further declines will adversely affect FNB United’s future earnings.

Allowance for Loan Losses. In determining the allowance for loan losses and any resulting provision to be charged against earnings, particular emphasis is placed on the results of the loan review process. Consideration is also given to a review of individual loans, historical loan loss experience, the value and adequacy of collateral and economic conditions in CommunityONE’s market area. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. In addition, the Office of the Comptroller of the Currency (the “OCC”), a federal regulatory agency, as an integral part of its examination process, periodically reviews CommunityONE’s allowance for loan losses. The OCC may require CommunityONE to recognize changes to the allowance based on its judgments about information available to it at the time of its examinations. Loans are charged off when, in the opinion of management, they are deemed to be uncollectible. Recognized losses are charged against the allowance, and subsequent recoveries are added to the allowance.

Estimated credit losses should meet the criteria for accrual of a loss contingency, i.e., a provision to the allowance for loan losses, set forth in generally accepted accounting principles (“GAAP”). FNB United’s methodology for determining the allowance for loan losses is based on the requirements of GAAP, the Interagency Policy Statement on the Allowance for Loan and Lease Losses and other regulatory and accounting pronouncements. The allowance for loan losses is determined by the sum of three separate components: (i) the impaired loan component, which addresses specific reserves for impaired loans; (ii) the general reserve component, which addresses reserves for pools of homogeneous loans; and (iii) an unallocated reserve component (if any) based on management’s judgment and experience. The loan pools and impaired loans are mutually exclusive; any loan that is impaired should be excluded from its homogenous pool for purposes of that pool’s reserve calculation, regardless of the level of impairment. However, CommunityONE has established a de minimis threshold for loan exposures that, if found to be impaired, will have impairment determined by applying the same general reserve rate as nonimpaired loans within the same pool.

Excluding discontinued operations, the allowance for loan losses, as a percentage of loans held for investment, amounted to 5.83% at June 30, 2011, 7.18% at December 31, 2010, and 4.58% at June 30, 2010. Net charge-offs also significantly increased in the first six months of 2011 compared to the first six months of 2010. A substantial portion of these 2011 charge-offs were related to impaired loans and considered either wholly impaired or with partial impairments. During 2011, net charge-offs totaled $88.1 million, of which a majority of these had reserves allotted from prior quarters. Management continually performs thorough analyses of the loan portfolio. As a result of these analyses, certain loans have migrated to higher, more adverse risk grades and an aggressive posture towards the timely charge-off of identified impairment has also continued. Actual past due loans and loan charge-offs have remained at manageable levels and management continues to diligently work to improve asset quality. Management believes the allowance for loan losses of $59.4 million at June 30, 2011 is adequate to cover probable losses inherent in the loan portfolio; however, assessing the adequacy of the allowance is a process that requires considerable judgment. Management’s judgments are based on numerous assumptions about current events that it believes to be reasonable, but which may or may not be valid. Thus, there can be no assurance that loan losses in future periods will not exceed the current allowance or that future increases in the allowance will not be required. No assurance can be given that management’s ongoing evaluation of the loan portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the allowance, thus adversely affecting the operating results of FNB United. Changes in the allowance for loan losses are presented in the consolidated financial statements.

The following table presents CommunityONE’s investment in loans considered to be impaired and related information on those impaired loans as of June 30, 2011 and December 31, 2010:

	June 30, 2011		December 31, 2010
(dollars in thousands)	Balance	Associated Reserves	Balance	Associated Reserves
Impaired loans, not individually reviewed for impairment	$5,297	$—	$717	$—
Impaired loans, individually reviewed, with no impairment	90,273	—	132,435	—
Impaired loans, individually reviewed, with impairment	104,715	33,054	208,040	70,888

Total impaired loans *	$200,285	$33,054	$341,192	$70,888

Average imp aired loans calculated using a simple average	$291,741		$355,131

*	Included at June 30, 2011 and December 31, 2010 were $1.8 million and $6.5 million, respectively, in restructured and performing loans.

Liquidity Management

Liquidity management refers to the ability to meet day-to-day cash flow requirements based primarily on activity in loan and deposit accounts of FNB United’s customers. Deposit withdrawals, loan funding and general corporate activity create a need for liquidity for FNB United. Liquidity is derived from sources such as deposit growth; maturity, calls, or sales of investment securities; principal and interest payments on loans and access to borrowed funds or lines of credit.

Consistent with the general approach to liquidity, loans and other assets of CommunityONE are funded based primarily on a core of local deposits. To date, a stable retail deposit base and a modest amount of brokered deposits have been adequate to meet CommunityONE’s loan obligations, while maintaining the desired level of immediate liquidity. Additionally, a substantial investment securities portfolio is available for both immediate and secondary liquidity purposes.

CommunityONE maintains its excess liquidity with the Federal Reserve to reduce credit risks associated with selling those funds to correspondent banks. For the foreseeable future, CommunityONE is intentionally maintaining these higher cash balances to provide liquidity, notwithstanding the negative impact to CommunityONE’s interest income since CommunityONE only earns 25 basis points on its deposits with the Federal Reserve versus investing this cash in higher earning assets. Once the banking industry returns to a more stable operating environment, CommunityONE plans to reinvest these cash reserves into higher yielding assets, which should improve CommunityONE’s net interest margin.

FNB United began deferring the payment of cash dividends on its outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A, beginning in the second quarter of 2010, as well as the payment of interest on the outstanding junior subordinated notes related to its trust preferred securities. The suspension of cash dividends on preferred stock and the deferral of interest payments on the junior subordinated notes will enhance FNB United’s liquidity.

As of June 30, 2011, available credit lines were $23.7 million. As of December 31, 2010, there were no available credit lines. CommunityONE has unpledged collateral of $189.9 million as of June 30, 2011, that can be used to further expand contingency funding sources.

Based on current and expected liquidity needs and sources, management expects CommunityONE to be able to meet its obligations at least through December 31, 2011. Cash and cash equivalents at CommunityONE at June 30, 2011 were approximately $160.8 million. Liquidity at CommunityONE is largely dependent upon deposits, which fund 93% of FNB United’s assets. Despite reported negative earnings performance during 2011, CommunityONE’s deposits decreased from December 31, 2010 to June 30, 2011 by $91.4 million. CommunityONE’s loan portfolio does not have features that could rapidly draw additional funds, which would cause an elevated need for additional liquidity at CommunityONE.

Access to brokered deposits as a contingency funding source for CommunityONE has been eliminated since CommunityONE is deemed not well-capitalized.

Stress testing of potential severe deposit outflow demonstrates that CommunityONE is well positioned to respond to withdrawals. Additional sales and maturities of investment securities could provide further liquidity if needed. CommunityONE reclassified the entire held-to-maturity investment securities portfolio to available-for-sale investment securities to further enhance CommunityONE’s liquidity. The reclassification of these securities was completed in the second quarter of 2010.

Commitments, Contingencies and Off-Balance Sheet Risk

In the normal course of business, various commitments are outstanding that are not reflected in the consolidated financial statements. Significant commitments at June 30, 2011 are discussed below.

Commitments by CommunityONE to extend credit and undisbursed advances on customer lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. At June 30, 2011, total commitments to extend credit and undisbursed advances on customer lines of credit amounted to $222.9 million. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being fully drawn, the total commitment amounts do not necessarily represent future cash requirements. FNB United evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on the credit evaluation of the borrower.

CommunityONE issues standby letters of credit whereby it guarantees the performance of a customer to a third party if a specified triggering event or condition occurs. The guarantees generally expire within one year and may be automatically renewed depending on the terms of the guarantee. All standby letters of credit provide for recourse against the customer on whose behalf the letter of credit was issued, and this recourse may be further secured by a pledge of assets. The maximum potential amount of undiscounted future payments related to standby letters of credit was $1.6 million at June 30, 2011, $1.9 million at December 31, 2010 and $3.2 million at June 30, 2010.

CommunityONE’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend is represented by the contractual notional amount of those instruments. CommunityONE uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The fair value of these commitments was not considered material.

FNB United does not have any special purpose entities or other similar forms of off-balance sheet financing.

Asset/Liability Management and Interest Rate Sensitivity

One of the primary objectives of asset/liability management is to maximize the net interest margin while minimizing the earnings risk associated with changes in interest rates. One method used to manage interest rate sensitivity is to measure, over various time periods, the interest rate sensitivity positions, or gaps. This method, however, addresses only the magnitude of timing differences and does not address earnings or market value. Therefore, management uses an earnings simulation model to prepare, on a regular basis, earnings projections based on a range of interest rate scenarios to more accurately measure interest rate risk.

FNB United’s balance sheet was asset-sensitive at June 30, 2011. An asset-sensitive position means that net interest income will generally move in the same direction as interest rates. For instance, if interest rates increase, net interest income can be expected to increase, and if interest rates decrease, net interest income can be expected to decrease. FNB United’s asset sensitivity is primarily derived from a large concentration in prime-based commercial loans that adjust as the prime interest rate changes. These loans are primarily funded by deposits that are not expected to reprice as quickly as the loans. Since the prime rate is not expected to decline below current levels, FNB United’s risk to lower interest rates is low.

Capital Adequacy and Resources

FNB United and CommunityONE are required to comply with federal regulations on capital adequacy. There are two measures of capital adequacy: a risk-based measure and a leverage measure. All capital standards must be satisfied for an institution to be considered in compliance. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. Tier 1 capital consists primarily of common shareholders’ equity and qualifying perpetual preferred stock and qualifying trust preferred securities, net of goodwill and other disallowed intangible assets. Tier 2 capital, which is limited to the total of Tier 1 capital, includes allowable amounts of subordinated debt, mandatory convertible debt, preferred stock, trust preferred securities and the allowance for loan losses. Total capital, for risk-based purposes, consists of the sum of Tier 1 and Tier 2 capital. Under the requirements of the Consent Order, the minimum total capital ratio is 12.00% and the minimum Tier 1 capital ratio is 9.00% for

CommunityONE. At June 30, 2011, FNB United and CommunityONE had total risk-based capital ratios of (10.73)% and (6.15)%, respectively, and Tier 1 risk-based capital ratios of (10.73)% and (6.15)%, respectively. The leverage capital ratio, which serves as a minimum capital standard, considers Tier 1 capital only and is expressed as a percentage of average total assets for the most recent quarter, after reduction of those assets for goodwill and other disallowed intangible assets at the measurement date. As currently required, the minimum leverage capital ratio is 4.0%. At June 30, 2011, FNB United and CommunityONE had leverage capital ratios of (7.23)% and (4.14)%, respectively. CommunityONE is subject to increased minimum capital requirements as part of the Order with the Comptroller of the Currency.

FNB United regularly monitors the capital adequacy ratios of itself and CommunityONE. CommunityONE became critically undercapitalized as of April 29, 2011, the date its March 31, 2011 Call Report was required to be filed with the OCC, because it had a ratio of tangible equity to total assets that was below 2.0% as reported in the Call Report.

As of July 22, 2010, the Consent Order establishes specific capital amounts to be achieved and maintained by CommunityONE. During the period CommunityONE is under the Consent Order, it may not deemed “well capitalized” for capital adequacy purposes, even if CommunityONE exceeds the levels of capital required under the Consent Order or by regulation.

As shown in the accompanying table, FNB United and its wholly owned banking subsidiary have capital levels below the minimum levels for “adequately capitalized” bank holding companies and banks as of June 30, 2011:

			Minimum Regulatory Requirement
	Consolidated	Bank	Adequately Capitalized	Well- Capitalized	Pursuant to Order
Total risk-based capital ratio	(10.73)%	(6.15)%	8.00%	10.00%	12.00%
Tier 1 risk-based capital ratio	(10.73)%	(6.15)%	4.00%	6.00%	9.00%
Leverage capital ratio	(7.23)%	(4.14)%	4.00%	5.00%	9.00%

The Consent Order requires CommunityONE to achieve within 90 days after its date and thereafter maintain total capital at least equal to 12% of risk-weighted assets and Tier 1 capital at least equal to 9% of adjusted total assets. Per the Consent Order, CommunityONE’s Board of Directors submitted to the OCC within 60 days a written capital plan for CommunityONE covering at least a three-year period and has submitted a revised plan since that time. The capital plan included the Board’s proposed specific plans for maintaining adequate capital and a discussion of the sources and timing of additional capital to meet CommunityONE’s projected growth and capital requirements. CommunityONE has submitted a further revised capital restoration plan that details its recapitalization efforts.

FNB United has engaged two investment banking firms and is taking steps to raise capital that include issuing common stock. On April 26, 2011, FNB United entered into investment agreements with Carlyle and Oak Hill Capital for the purchase and sale of its common stock as part of a proposed $310 million capital raise. On June 16 and August 4, 2011, FNB United entered into subscription agreements with various accredited investors pursuant to which those investors agreed to purchase shares of FNB United’s common stock in the recapitalization. Those subscription agreements, together with the investment agreements with Carlyle and Oak Hill Capital, account for $310 million in new capital for FNB United. These agreements are subject to a variety of conditions. The successful completion of the recapitalization is not assured, and no assurance can be made that the revised capital restoration plan that CommunityONE has submitted to the OCC will be accepted. If FNB United is not able to complete the recapitalization, it is expected that CommunityONE would be placed into receivership.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) established a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized), and are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of the action will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

The federal banking agencies have specified by regulation the relevant capital level for each category as follows: (1) “Well Capitalized,” consisting of institutions with a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater and which are not operating under an order, written agreement, capital directive or prompt corrective action directive; (2) “Adequately Capitalized,” consisting of institutions with a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital of 4.0% or greater and a leverage ratio of 4.0% or greater and which do not meet the definition of a “Well Capitalized” institution; (3) “Undercapitalized,” consisting of institutions with a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or a leverage ratio of less than 4.0%; (4) “Significantly Undercapitalized,” consisting of institutions with a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%; and (5) “Critically Undercapitalized,” consisting of institutions with a ratio of tangible equity to total assets that is equal to or less than 2.0%.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to certain limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary’s assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. In addition, the appropriate federal banking agency may treat an undercapitalized institution in the same manner as it treats a significantly undercapitalized institution if it determines that those actions are necessary.

CommunityONE became “critically undercapitalized” as of April 29, 2011, the date its March 31, 2011 Report of Condition and Income (“Call Report”) was required to be filed with the OCC, because it had a ratio of tangible equity to total assets that was below 2.0% as reported in the Call Report.

Not later than 90 days after an institution becomes critically undercapitalized, the institution’s primary federal bank regulatory agency must appoint a receiver or a conservator, unless the agency, with the concurrence of the FDIC, determines that the purposes of the prompt corrective action provisions would be better served by another course of action. Any alternative determination must be documented by the agency and reassessed on a periodic basis. Notwithstanding the foregoing, a receiver must be appointed after 270 days unless the FDIC determines that the institution has positive net worth, is in compliance with a capital plan, is profitable or has a sustainable upward trend in earnings, and is reducing its ratio of nonperforming loans to total loans, and unless the head of the appropriate federal banking agency and the chairperson of the FDIC certify that the institution is viable and not expected to fail.

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 2010, 2009 and 2008

Earnings Review

FNB United’s net loss of $135.1 million in 2010, primarily the result of an increased provision for loan losses of $71.0 million, compared to the net loss of $104.6 million in 2009, primarily a result of goodwill impairment charges of $52.4 million.

FNB United’s net loss in 2009 was $104.6 million compared to net loss of $59.8 million in 2008. Earnings were negatively impacted in 2009 and 2008 by a goodwill charge of $52.4 million and $57.8 million, respectively. An increase of 122.4%, or $34.0 million in provision for loan losses was recognized in 2009 when compared to 2008. Also affecting 2009 was a $5.0 million OTTI charge compared to no OTTI charge in 2008.

Return on average assets was (6.47)% in 2010, compared to (4.71)% in 2009 and (2.93)% in 2008. Return on average shareholders’ equity decreased from (27.74)% in 2008 to (59.05)% in 2009 and (193.32)% in 2010. In 2010, return on average tangible assets and average tangible equity (calculated by deducting average goodwill and core deposit premiums from average assets and from average equity) amounted to (6.49)% and (207.30)%, respectively, compared to (4.81)% and (79.59)% in 2009 and (3.11)% and (59.78)% in 2008.

Net Interest Income

Net interest income is the difference between interest income, principally from loans and investments, and interest expense, principally on customer deposits. Changes in net interest income result from changes in interest rates and in the volume, or average dollar level, and mix of earning assets and interest-bearing liabilities.

	Year Ended December 31,
	2010			2009			2008
(dollars in thousands)	Average Balance (3)	Income/ Expense	Average Yield/ Rate	Average Balance (3)	Income/ Expense	Average Yield/ Rate	Average Balance (3)	Income/ Expense	Average Yield/ Rate
Interest earning assets:
Loans (1)(2)	$1,531,304	$69,121	4.51%	$1,640,220	$84,322	5.14%	$1,577,038	$103,567	6.57%
Taxable investment securities	255,629	11,976	4.68	281,047	16,256	5.78	152,436	7,820	5.13
Tax-exempt investment securities (1)	33,169	1,551	4.68	49,884	2,256	4.52	52,454	3,138	5.98
Overnight Federal funds sold	1,585	3	0.19	10,851	21	0.19	1,316	25	1.90
Other earning assets	48,702	500	1.03	19,326	377	1.95	19,728	785	3.98

Total earning assets	1,870,389	$83,151	4.45	2,001,328	$103,232	5.16	1,802,972	$115,335	6.40

Non-earning assets:
Cash and due from banks	66,854			27,502			29,121
Goodwill and core deposit premium	4,598			44,438			115,520
Other assets, net	94,762			84,855			92,591

Total assets	$2,036,603			$2,158,123			$2,040,204

Interest-bearing liabilities:
Interest-bearing demand deposits	$228,054	$2,277	1.00%	$198,343	$2,250	1.13%	$168,395	$2,007	1.19%
Savings deposits	43,224	112	0.26	40,301	106	0.26	40,803	113	0.28
Money market deposits	321,180	3,129	0.97	308,690	4,381	1.42	274,818	6,389	2.32
Time deposits	974,192	19,393	1.99	940,138	25,753	2.74	841,741	33,702	4.00
Retail repurchase agreements	13,355	98	0.73	18,737	127	0.68	29,954	651	2.17
Federal Home Loan Bank advances	140,078	3,517	2.51	185,284	5,795	3.13	204,877	7,223	3.53
Federal funds purchased	1,537	4	0.26	58,609	156	0.27	21,310	501	2.35
Other borrowed funds	71,690	2,105	2.94	71,702	2,407	3.36	66,502	3,432	5.16
Total interest-bearing liabilities	1,793,310	30,635	1.71	1,821,804	40,975	2.25	1,648,400	54,018	3.28

	Year Ended December 31,
	2010			2009			2008
(dollars in thousands)	Average Balance (3)	Income/ Expense	Average Yield/ Rate	Average Balance (3)	Income/ Expense	Average Yield/ Rate	Average Balance (3)	Income/ Expense	Average Yield/ Rate
Noninterest-bearing liabilities and share holders' equity:
Noninterest-bearing demand deposits	158,369			152,358			157,992
Other liabilities	16,734			11,744			18,241
Shareholders' equity	68,190			172,217			215,571

Total liabilities and equity	$2,036,603			$2,158,123			$2,040,204

Net interest income and net yield on earning assets (4)		$52,516	2.81%		$62,257	3.11%		$61,317	3.40%

Interest rate spread (5)			2.74%			2.91%			3.12%

(1)	The fully tax equivalent basis is computed using a federal tax rate of 35% .
(2)	The average loan balances include nonaccruing loans and loans held for sale.
(3)	The average balances for all years include market adjustments to fair value for securities and loans held for sale.
(4)	Net yield on earning assets is computed by dividing net interest income by average earning assets.
(5)	Earning asset yield minus interest bearing liabilities rate.

The above table sets forth for the periods indicated information with respect to FNB United’s average balances of assets and liabilities, as well as the total dollar amounts of interest income (taxable equivalent basis) from earning assets and interest expense on interest-bearing liabilities, resultant rates earned or paid, net interest income, net interest spread and net yield on earning assets. Net interest spread refers to the difference between the average yield on earning assets and the average rate paid on interest-bearing liabilities. Net yield on earning assets, or net interest margin, refers to net interest income divided by average earning assets and is influenced by the level and relative mix of earning assets and interest-bearing liabilities.

Net interest income according to the Consolidated Statements of Loss was $52.2 million in 2010, compared to $62.2 million in 2009. This decrease of $10.0 million, or 16.1%, resulted primarily from a 6.5% decrease in the level of average earning assets accompanied by a decline in the net yield on earning assets, or net interest margin, from 3.11% in 2009 to 2.81% in 2010. In 2009, the increase of $2.2 million, or 3.6%, resulted primarily from an 11% increase in the level of average earning assets partially offset by a decline in the net yield on earning assets, or net interest margin, from 3.40% in 2008 to 3.11% in 2009. On a taxable equivalent basis, the changes in net interest income were a $9.7 million decrease in 2010 and an increase of $0.9 million for 2009, reflecting changes in the relative mix of taxable and non-taxable earning assets in each year.

In 2010, the net interest spread decreased by 17 basis points from 2.91% in 2009, to 2.74% in 2010, reflecting the net effect of decreases in both the average total yield on earning assets and the average rate paid on interest-bearing liabilities, or cost of funds. The yield on earning assets decreased by 71 basis points, from 5.16% in 2009 to 4.45% in 2010, while the cost of funds also decreased by 54 basis points, from 2.25% to 1.71%. In 2009, the 21 basis points decrease in net interest spread resulted from a 124 basis points decrease in the yield on earning assets, which was partially offset by a 103 basis points decrease in the cost of funds.

Changes in the net interest margin and net interest spread tend to correlate with movements in the prime rate of interest. There are variations, however, in the degree and timing of rate changes, compared to prime, for the different types of earning assets and interest-bearing liabilities.

The following table analyzes net interest income on a taxable equivalent basis, as measured by volume and rate variances. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume).

(dollars in thousands)	2010 vs 2009			2009 vs 2008
	Volume Variance	Rate Variance	Total Variance	Volume Variance	Rate Variance	Total Variance
Interest income:
Loans, net	$(5,599)	$(9,602)	$(15,201)	$4,149	$(23,394)	$(19,245)
Taxable investment securities	(1,470)	(2,810)	(4,280)	6,598	1,838	8,436
Tax exempt investment securities	(756)	51	(705)	(154)	(728)	(882)
Overnight Federal funds sold	(18)	0	(18)	181	(185)	(4)
Other earning assets	573	(450)	123	(16)	(392)	(408)

Total interest income	(7,270)	(12,811)	(20,081)	10,758	(22,861)	(12,103)

Interest expense:
Interest-bearing demand deposits	337	(310)	27	357	(114)	243
Savings deposits	8	(2)	6	(1)	(6)	(7)
Money market deposits	177	(1,429)	(1,252)	787	(2,795)	(2,008)
Time deposits	933	(7,293)	(6,360)	3,940	(11,889)	(7,949)
Retail repurchase agreements	(36)	7	(29)	(244)	(280)	(524)
Federal Home Loan Bank advances	(1,414)	(864)	(2,278)	(691)	(737)	(1,428)
Federal funds purchased	(152)	0	(152)	877	(1,222)	(345)
Other borrowed funds	0	(302)	(302)	268	(1,293)	(1,025)

Total interest expense	(147)	(10,193)	(10,340)	5,293	(18,336)	(13,043)

Increase (decrease) in net interest income	$(7,123)	$(2,618)	$(9,741)	$5,465	$(4,525)	$940

Regular cuts to the target federal funds rate continued through 2008 with year-end rates at 0.25% and remained at this level for all of 2009 and 2010.

Provision for Loan Losses

This provision is the charge against earnings to provide an allowance for probable losses inherent in the loan portfolio. The amount of each year’s charge is affected by several considerations, including management’s evaluation of various risk factors in determining the adequacy of the allowance (see “Asset Quality” below), actual loan loss experience and loan portfolio growth. The provision for loan losses was $132.8 million in 2010, $61.7 million in 2009 and $27.8 million in 2008.

Noninterest Income

Noninterest income increased $9.2 million, or 42.4%, in 2010, due primarily to a $10.6 million gain on sale of securities in order to take advantage of market opportunities.

Noninterest income decreased $1.2 million, or 5.1%, in 2009, due primarily to a $5.0 million OTTI charge on an investment security owned by CommunityONE for which CommunityONE deemed it would be unlikely to recover its investment.

In 2009, the Federal Reserve adopted amendments to its Regulation E that restricted CommunityONE’s ability to charge customers overdraft fees beginning in July 2010. Pursuant to the adopted regulation, customers were given the option to opt-in to an overdraft service for CommunityONE to collect overdraft fees. Additional legislation is being considered in Congress that would further restrict CommunityONE from collecting overdraft fees or limit the amount of overdraft fees that may be collected. These changes had a minimal impact on CommunityONE’s noninterest income.

Noninterest Expense

Noninterest expense was $38.9 million, or 32.4%, lower in 2010 mainly due to a goodwill impairment charge of $52.4 million for 2009, which significantly impacted noninterest expense in that year. OREO related expenses increased 318.5% to $14.5 million for 2010 compared to $3.5 million in 2009. Excluding the goodwill impairment charges of $52.4 million in 2009, noninterest expense was $13.5 million higher in 2010 than in 2009. FDIC insurance for 2010 was $5.9 million compared to $4.2 million for 2009, a 40.4% increase year over year. Noninterest expense was $1.8 million, or 1.5%, higher in 2009 compared to 2008. In 2008, noninterest expense was $118.1 million. The major component of the increase from 2008 to 2009 was a $2.9 million increase in OREO related expenses.

On November 12, 2009, the FDIC adopted a final rule imposing a 13-quarter prepayment of FDIC premiums to replenish the depleted insurance fund. This regulation required insured depository institutions to prepay their estimated quarterly regular risk-based assessments for the fourth quarter of 2009, through the fourth quarter of 2012 on December 30, 2009, at the same time that institutions paid their regular quarterly deposit insurance assessments for the third quarter of 2009. The estimated prepayment amount will be used to offset future FDIC premiums beginning on March 30, 2010, which represents payment of the regular insurance assessment for the 2009 fourth quarter. As of December 31, 2010, CommunityONE has $4.0 million remaining in the FDIC prepaid assessment.

Provision for Income Taxes

The effective income tax rate increased from (4.1)% in 2009 to (1.0)% in 2010 due principally to the impact of deferred tax assets and valuation allowance on losses in 2010. Nondeductible expenses included a goodwill impairment charge of $52.4 million in 2009. The effective income tax rate decreased from 5.0% in 2008 to (4.1)% in 2009 due principally to lower net interest income and the higher level of nondeductible expenses in 2009.

During 2009, the deferred tax asset had to be evaluated and to the extent that it was determined that recovery was not likely, a valuation allowance was established. Although a valuation allowance was required for deferred tax assets at year end, there is no guarantee that an additional valuation allowance will not be required in the future. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense. CommunityONE maintained a full valuation allowance for deferred tax asset less unrealized losses on investment securities at December 31, 2010.

Liquidity

Liquidity for CommunityONE refers to its continuing ability to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses and provide funds to FNB United for payment of dividends, debt service and other operational requirements. Liquidity is immediately available from three major sources: (a) cash on hand and on deposit at other banks, (b) the outstanding balance of federal funds sold, and (c) the investment securities portfolio.

A stable deposit base, supplemented by Federal Home Loan Bank (“FHLB”) advances and a modest amount of brokered time deposits, has been sufficient to meet CommunityONE’s loan demand. Additionally, CommunityONE’s investment securities portfolio provides a source of readily available liquidity.

Liquidity for Dover Mortgage refers to its continuing ability to fund mortgage loan commitments and pay operating expenses. Prior to Dover Mortgage’s ceasing its operations in the first quarter of 2011, its liquidity was principally available from a line of credit with CommunityONE, established in 2007. Prior to that date, the line of credit was with a large national bank.

Contractual Obligations

Under existing contractual obligations, FNB United will be required to make payments in future periods. The following table presents aggregated information about the payments due under such contractual obligations at December 31, 2010. Transaction deposit accounts with indeterminate maturities have been classified as having payments according to an expected decay rate. Benefit plan payments cover estimated amounts due through 2020.

	Payments Due by Period at December 31, 2010
( dollars in thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits	$607,963	$499,550	$185,139	$403,738	$1,696,390
Retail repurchase agreements	9,628	—	—	—	9,628
Federal Home Loan Bank advances	25,000	50,624	18,452	50,409	144,485
Subordinated debt	—	—	—	7,500	7,500
Trust preferred securities	—	—	—	56,702	56,702
Lease obligations	1,419	2,134	1,903	10,100	15,556
Estimated benefit plan payments:
Pension	612	1,235	1,384	4,014	7,245
Other	140	366	380	1,014	1,900

Total contractual cash obligations	$644,762	$553,909	$207,258	$533,477	$1,939,406

Commitments, Contingencies and Off-Balance Sheet Risk

Information about FNB United’s off-balance sheet risk exposure is presented in the consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Asset/Liability Management and Interest Rate Sensitivity

One of the primary objectives of asset/liability management is to maximize the net interest margin while minimizing the earnings risk associated with changes in interest rates. One method used to manage interest rate sensitivity is to measure, over various time periods, the interest rate sensitivity positions, or gaps; however, this method addresses only the magnitude of timing differences and does not address earnings or market value. Therefore, management uses an earnings simulation model to prepare, on a monthly basis, earnings projections based on a range of interest rate scenarios in order to more accurately measure interest rate risk.

The following table presents information about the periods in which the interest-sensitive assets and liabilities at December 31, 2010 will mature, prepay, or be subject to repricing in accordance with market rates, and the resulting interest-sensitivity gaps. This table shows the sensitivity of the balance sheet at one point in time and is not necessarily indicative of what the sensitivity will be on other dates. As a simplifying assumption concerning repricing behavior, 50% of the interest-bearing demand, savings and money market deposits are assumed to reprice immediately and 50% are assumed to reprice beyond one year.

(dollars in thousands)	December 31, 2010
	Rate Maturity in Days
	1-90	91-180	181-365	Beyond One Year	Total
Earning Assets
Investment securities (1)	$48,757	$1,035	$5,023	$251,378	$306,193
Loans	633,365	92,121	264,488	314,001	1,303,975
Loans held for sale	37,079	—	—	—	37,079
Interest-bearing bank balances	139,543	—	—	—	139,543
Other earning assets	11,501	3,761	—	—	15,262

Total interest-earning assets	870,245	96,917	269,511	565,379	1,802,052

(dollars in thousands)	December 31, 2010
	Rate Maturity in Days
	1-90	91-180	181-365	Beyond One Year	Total
Interest-Bearing Liabilities
Interest-bearing deposits:
Demand deposits	$115,042	$—	$—	$115,042	$230,084
Savings deposits	21,862	—	—	21,862	43,724
Money market deposits	156,004	—	—	156,003	312,007
Time deposits of $100,000 or more	70,393	85,559	140,941	247,839	544,732
Other time deposits	67,325	63,865	115,937	169,783	416,910
Retail repurchase agreements	9,628	—	—	—	9,628
Federal Home Loan Bank advances	—	—	25,000	119,485	144,485
Subordinated debt	—	—	—	7,500	7,500
Trust preferred securities	56,702	—	—	—	56,702

Total interest-bearing liabilities	496,956	149,424	281,878	837,514	1,765,772

Interest Sensitivity Gap	$373,289	$(52,507)	$(12,367)	$(272,135)	$36,280

Cumulative gap	$373,289	$320,782	$308,415	$36,280	$36,280
Ratio of interest-sensitive assets to interest-sensitive liabilities	175%	65%	96%	68%	102%

(1)	Securities are based on amortized cost.

FNB United’s balance sheet was asset-sensitive at December 31, 2010. An asset sensitive position means that in a declining rate environment, FNB United’s assets will reprice down faster than liabilities, resulting in a reduction in net interest income. Conversely, when interest rates rise, FNB United’s earnings position should improve. Included in interest-bearing liabilities subject to rate changes within 90 days is a portion of the interest-bearing demand, savings and money market deposits. These types of deposits historically have not repriced coincidentally with or in the same proportion as general market indicators.

Market Risk

Market risk is the possible chance of loss from unfavorable changes in market prices and rates. These changes may result in a reduction of current and future period net interest income, which is the favorable spread earned from the excess of interest income on interest-earning assets, over interest expense on interest-bearing liabilities.

FNB United’s market risk arises primarily from interest rate risk inherent in its lending and deposit-taking activities. The structure of FNB United’s loan and deposit portfolios is such that a significant decline in interest rates may adversely impact net market values and net interest income. FNB United does not maintain a trading account nor is FNB United subject to currency exchange risk or commodity price risk. Interest rate risk is monitored as part of FNB United’s asset/liability management function, which is discussed in “—Asset/Liability Management and Interest Rate Sensitivity,” beginning on page 231. The use of interest rate swaps in conjunction with asset/liability management objectives is discussed in the accompanying consolidated financial statements.

The following table presents information about the contractual maturities, average interest rates and estimated values at current rates of financial instruments considered market risk sensitive at December 31, 2010.

(dollars in thousands)	Contractual Maturities at December 31, 2010
	2011	2012	2013	2014	2015	Beyond Five Years	Total	Average Interest Rate (1)	Estimated Value at Current Rates
Financial Assets
Debt securities (2):
Fixed rate	$6,323	$1,021	$2,688	$317	$101	$247,251	$257,701	2.90%	$257,252
Variable rate	—	—	—	—	—	48,492	48,492	0.76%	48,079
Loans (3):
Fixed rate	105,537	56,303	51,311	66,499	26,910	173,086	479,646	6.02%	480,500
Variable rate	360,891	59,542	43,406	31,484	13,113	315,893	824,329	3.17%	773,350
Held for sale	37,079	—	—	—	—	—	37,079	3.61%	37,079
Interest-bearing bank balances	139,543	—	—	—	—	—	139,543	0.60%	139,543
Other earning assets	15,262	—	—	—	—	—	15,262	1.82%	15,262

Total	$664,635	$116,866	$97,405	$98,300	$40,124	$784,722	$1,802,052	3.62%	$1,751,065

Financial Liabilities
Interest-bearing demand deposits	$—	$—	$—	$—	$—	$230,084	$230,084	1.00%	$209,439
Savings deposits	—	—	—	—	—	43,724	43,724	0.26%	44,723
Money market deposits	—	—	—	—	—	312,007	312,007	0.97%	307,299
Time deposits:
Fixed rate	533,760	243,865	118,890	24,033	27,440	66	948,054	1.68%	958,570
Variable rate	10,259	3,119	110	100	—	—	13,588	5.14%	13,740
Retail repurchase agreements	—	—	—	—	—	—	9,628	0.78%	9,628
Federal Home Loan Bank advances
Fixed rate	25,000	15,000	20,320	15,304	18,452	50,409	144,485	2.55%	150,466
Subordinated debt	—	—	—	—	—	—	7,500	3.90%	7,500
Trust preferred securities	—	—	—	—	—	—	56,702	2.65%	41,681

Total	$569,019	$261,984	$139,320	$39,437	$45,892	$636,290	$1,765,772	1.56%	$1,743,046

(1)	The average interest rate related to debt securities is stated on a fully taxable equivalent basis, assuming a 35% federal income tax rate.
(2)	Contractual maturities of debt and equity securities are based on amortized cost.
(3)	Nonaccrual loans are included in the balance of loans. The allowance for loan losses is excluded.

Capital Adequacy

Under guidelines established by the Federal Reserve, capital adequacy is currently measured for regulatory purposes by certain risk-based capital ratios, supplemented by a leverage capital ratio. The risk-based capital ratios are determined by expressing allowable capital amounts, defined in terms of Tier 1 and Tier 2, as a percentage of risk-weighted assets, which are computed by measuring the relative credit risk of both the asset categories on the balance sheet and various off-balance sheet exposures. Tier 1 capital consists primarily of common shareholders’ equity and qualifying perpetual preferred stock and qualifying trust preferred securities, net of goodwill and other disallowed intangible assets. Tier 2 capital, which is limited to the total of Tier 1 capital, includes allowable amounts of subordinated debt, mandatory convertible debt, preferred stock, trust preferred securities and the allowance for loan losses. Total capital, for risk-based purposes, consists of the sum of Tier 1 and Tier 2 capital. Under current requirements, the minimum total risk based capital ratio is 8.0% and the minimum Tier 1 capital ratio is 4.0%. FNB United is subject to increased minimum capital requirements as part of the Consent Order with the Comptroller of the Currency. Under the requirements of the Consent Order CommunityONE must maintain total capital at least equal to 12% of risk-weighted assets and Tier 1 capital at least equal to 9% of adjusted total assets. At December 31, 2010, FNB United and CommunityONE had total risk based capital ratios of (2.56)% and 2.36%, respectively, and Tier 1 risk based capital ratios of (2.56)% and 1.18%, respectively. The leverage capital ratio, which serves as a minimum capital standard, considers Tier 1 capital only and is expressed as a percentage of average total assets for the most recent quarter, after reduction of those assets for goodwill and other disallowed intangible assets at the measurement date. As currently required, the minimum leverage capital ratio is 4.0%. At December 31, 2010, FNB United and CommunityONE had leverage capital ratios of (1.86)% and .86%, respectively.

(dollars in thousands)	For year ended December 31,
	2010		2009		2008
Total risk-based capital
Consolidated	$(36,818)	(2.6)%	$181,990	10.3%	$185,312	10.4%
Subsidiary Bank	33,812	2.4	178,023	10.1	182,084	10.2
Tier 1 risk-based capital
Consolidated	(36,818)	(2.6)	121,207	6.9	123,796	6.9
Subsidiary Bank	16,906	1.2	140,604	8.0	144,654	8.1
Leverage capital
Consolidated	(36,818)	(1.9)	121,207	5.7	123,796	6.1
Subsidiary Bank	16,906	0.9	140,604	6.6	144,654	7.2

CommunityONE is also required to comply with prompt corrective action provisions established by the Federal Deposit Insurance Corporation Improvement Act. The Order, as set forth above, requires CommunityONE to achieve and maintain Tier 1 capital of not less than 9% and total risk-based capital of not less than 12% for the life of the Order. CommunityONE has not achieved the required capital levels by the deadline imposed under the Order but is continuing to work to comply with the capital directive. As of December 31, 2010, CommunityONE was designated as “significantly undercapitalized” under the regulatory framework for prompt corrective action.

Balance Sheet Review

Total assets decreased $198.9 million, or 10%, in 2010 and $56.9 million, or 3%, in 2009. By similar comparison, deposits decreased $25.7 million to $1.7 million, or 2% in 2010 and increased $207.4 million, or 14% in 2009. The level of total assets was also affected in 2010 by a net decrease of $259.0 million of loan outstandings as a direct result of management’s decision to deleverage the balance sheet. Average assets decreased by 6% in 2010 compared to a growth of 6% in 2009. The corresponding average deposit growth rate was 5% in 2010 compared to a growth of 11% in 2009. In addition, FNB United recorded $52.5 million in deferred tax valuation allowance for 2010.

Investment Securities

Investments are carried on the consolidated balance sheet at estimated fair value for available-for-sale securities and at amortized cost for held-to-maturity securities. The table on the following page presents information, on the basis of selected maturities, about the composition of the investment securities portfolio for each of the last two years.

Investment Securities Portfolio Analysis

The following table presents the amortized costs, fair value and weighted-average yield of securities by contractual maturity at December 31, 2010. The average yields are based on the amortized cost. In some cases, the issuers may have the right to call or prepay obligations without call or prepayment penalties prior to the contractual maturity date. Rates are calculated on a fully tax-equivalent basis using a 35% federal income tax rate.

On May 3, 2010, FNB United reclassified the entire held-to-maturity investment securities portfolio to available-for-sale investment securities to provide additional liquidity to CommunityONE. At the time of reclassification, the held-to-maturity investment securities were carried at amortized cost of $83.2 million with an unrealized net gain of $3.5 million.

Available-for-Sale

(dollars in thousands)	Within 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
Amortized Cost
Obligations of:
U.S. Treasury and government agencies	$20	$—	$—	$—	$20
U.S. government sponsored agencies	5,003	—	18,487	—	23,490
States and political subdivisions	1,300	4,127	4,261	14,179	23,867
Residential mortgage-backed securities	—	—	8,566	250,250	258,816

Total available-for-sale securities	$6,323	$4,127	$31,314	$264,429	$306,193

Fair Value
Obligations of:
U.S. Treasury and government agencies	$21	$—	$—	$—	$21
U.S. government sponsored agencies	5,161	—	18,355	—	23,516
States and political subdivisions	1,309	4,104	4,172	14,873	24,458
Residential mortgage-backed securities	—	—	8,568	248,768	257,336

Total available-for-sale securities	$6,491	$4,104	$31,095	$263,641	$305,331

Total average yield	4.64%	3.32%	2.46%	2.52%	2.56%

The following table presents the amortized costs, fair value and weighted-average yield of securities by contractual maturity at December 31, 2009. The average yields are based on the amortized cost. In some cases, the issuers may have the right to call or prepay obligations without call or prepayment penalties prior to the contractual maturity date. Rates are calculated on a fully tax-equivalent basis using a 35% federal income tax rate.

Available-for-Sale

(dollars in thousands)	Within 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
Amortized Cost
Obligations of:
U.S. Treasury and government agencies	$—	$61	$—	$—	$61
U.S. government sponsored agencies	—	32,395	33,031	6,270	71,696
States and political subdivisions	4,043	6,833	15,806	18,582	45,264
Residential mortgage-backed securities	—	—	—	99,307	99,307
Equity securities	—	—	—	2,667	2,667
Corporate notes	7,971	5,939	—	—	13,910

Total available-for-sale securities	$12,014	$45,228	$48,837	$126,826	$232,905

(dollars in thousands)	Within 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
Fair Value
Obligations of:
U.S. Treasury and government agencies	$—	$63	$—	$—	$63
U.S. government sponsored agencies	—	33,278	33,406	6,283	72,967
States and political subdivisions	4,057	6,989	15,763	19,619	46,428
Residential mortgage-backed securities	—	—	—	101,613	101,613
Collateralized debt obligations	—	—	—	45	45
Equity securities	—	—	—	2,168	2,168
Corporate notes	8,081	6,265	—	—	14,346

Total available-for-sale securities	$12,138	$46,595	$49,169	$129,728	$237,630

Total average yield	4.91%	4.42%	4.55%	4.46%	4.49%

Held-to-Maturity

(dollars in thousands)	Within 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
Amortized Cost
Obligations of:
States and political subdivisions	$1,555	$4,678	$5,906	$1,779	$13,918
Residential mortgage-backed securities	—	—	—	52,127	52,127
Commercial mortgage-backed securities	—	—	—	21,513	21,513
Corporate notes	—	1,001	—	—	1,001

Total held-to-maturity securities	$1,555	$5,679	$5,906	$75,419	$88,559

Fair Value
Obligations of:
States and political subdivisions	$1,566	$4,884	$6,136	$1,818	$14,404
Residential mortgage-backed securities	—	—	—	53,022	53,022
Commercial mortgage-backed securities	—	—	—	23,232	23,232
Corporate notes	—	863	—	—	863

Total held-to-maturity securities	$1,566	$5,747	$6,136	$78,072	$91,521

Total average yield	2.67%	3.39%	3.75%	8.80%	8.01%

Additions to the investment securities portfolio depend to a large extent on the availability of funds that are not otherwise needed to satisfy loan demand.

Loans

FNB United’s primary source of revenue and largest component of earning assets is the loan portfolio. In 2010, loans decreased $259.0 million, or 17%, due to CommunityONE’s decision to reduce outstanding loans because of its current financial condition. In 2009, loans decreased $22.2 million, or 1%, due to reduction in loan demand stemming from ongoing uncertainty in the general economy and the market. In 2008, loans increased $139.1 million, or 10%, due entirely to internal loan generation.

The following table sets forth the major categories of loans for each of the last five years.

(dollars in thousands)	December 31,
	2010		2009		2008		2007		2006
Loans held for sale	$37,079		$58,219		$17,586		$20,862		$17,615

Loans held for investment:
Commercial and agricultural	$93,747	7.2%	$194,134	12.4%	$184,909	11.7%	$182,713	12.6%	$315,184	24.2%
Real estate-construction	276,976	21.2	394,427	25.2	453,668	28.6	373,401	25.8	278,124	21.4
Real estate-mortgage:
1-4 family residential	388,859	29.8	398,134	25.5	369,948	23.3	331,194	22.9	319,182	24.5
Commercial	494,861	38.0	529,822	33.9	540,192	34.1	522,737	36.2	350,261	26.9
Consumer	49,532	3.8	46,504	3.0	36,478	2.3	36,071	2.5	39,089	3.0

Total	$1,303,975	100.0%	$1,563,021	100.0%	$1,585,195	100.0%	$1,446,116	100.0%	$1,301,840	100.0%

In 2010, loans held for sale decreased over 36%. This decrease is a result of the discontinuation of a wholesale purchasing agreement with Fannie Mae as well as lower production in 2010. Held-for-sale loans do not include any reclassifications from the held-for-investment portfolio. The held-for-investment portfolio experienced composition changes with a 5.2% decrease in commercial and agricultural loans and a 4.0% decrease in real estate construction loans, both offset by a 4.3% increase in 1-4 family residential mortgages, a 4.1% increase in commercial real estate mortgages and a 0.8% increase in consumer loans. In 2009, the held-for-investment portfolio experienced small composition changes primarily with a 3.4% decrease in real estate construction loans partially offset by a 2.2% increase in 1-4 family residential mortgages and a 0.7% increase in consumer loans.

The maturity distribution and interest rate sensitivity of selected loan categories at December 31, 2010 are:

(dollars in thousands)	December 31, 2010
	One Year or Less	One to Five Years	Over Five Years	Total
Commercial and agricultural	$53,964	$27,684	$12,099	$93,747
Real estate-construction	217,770	45,229	13,977	276,976

Total	$271,734	$72,913	$26,076	$370,723

Sensitivity to rate changes:
Fixed interest rates	$27,695	$31,875	$18,006	$77,576
Variable interest rates	244,039	41,038	8,070	293,147

Total	$271,734	$72,913	$26,076	$370,723

Asset Quality

Management considers the asset quality of CommunityONE to be of primary importance. A formal loan review function, independent of loan origination, is used to identify and monitor problem loans. As part of the loan review function, a third-party assessment group has been employed to review the underwriting documentation and risk grading analysis.

In June 2010, an external loan review of CommunityONE’s loan portfolio (as of April 30, 2010) was conducted, covering 49% of the total outstanding portfolio balance. The external loan review resulted in 9.3% of loans reviewed being downgraded from pass to non-pass. All risk downgrades identified during this review were included as factors in the computation of the allowance for loan losses as of June 30, 2010. Since December 31, 2009 FNB United increased its allowance for loan losses to $93.7 million or 7.18% of gross loans.

Nonperforming assets. Nonperforming assets are comprised of nonaccrual loans, accruing loans past due 90 days or more, repossessed assets and other real estate owned (“OREO”). Nonperforming loans are loans placed in nonaccrual status when, in management’s opinion, the collection of all or a portion of interest becomes doubtful. Loans are returned to accrual status when the factors indicating doubtful collectability cease to exist and the loan has performed in accordance with its terms for a demonstrated period of time. OREO represents real estate acquired through foreclosure or deed in lieu of foreclosure and is generally carried at fair value, less estimated costs to sell.

The level of nonperforming loans increased significantly from $174.4 million, or 11.2% of loans held for investment at December 31, 2009, to $329.9 million, or 25.3% of loans held for investment at December 31, 2010. OREO was $62.2 million at December 31, 2010, compared to $35.2 million at December 31, 2009. General downward economic trends, increased unemployment and the depressed housing market in particular have negatively affected the credit performance of the residential real estate development and construction sectors of CommunityONE’s commercial portfolio in particular, and consumer credit more generally, resulting in additional delinquencies and loans placed on nonaccrual.

The continued softening of the real estate market through 2010 has adversely affected FNB United’s net income. Real estate lending (including commercial, construction, land development, and residential) is a large portion of CommunityONE’s loan portfolio. These categories constitute $1.2 billion, or approximately 89.4%, of CommunityONE’s total loan portfolio. These categories are generally affected by changes in economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax and other laws and acts of nature. The downturn in the real estate markets in which FNB United originates, purchases, and services mortgage and other loans hurts its business because these loans are secured by real estate. Further declines will adversely affect FNB United’s future earnings.

Allowance for Loan Losses. In determining the allowance for loan losses and any resulting provision to be charged against earnings, particular emphasis is placed on the results of the loan review process. Consideration is also given to a review of individual loans, historical loan loss experience, the value and adequacy of collateral, and economic conditions in CommunityONE’s market area. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In addition, the OCC, a federal regulatory agency, as an integral part of its examination process, periodically reviews CommunityONE’s allowance for loan losses. The OCC may require CommunityONE to recognize changes to the allowance based on its judgments about information available to it at the time of its examinations. Loans are charged off when, in the opinion of management, they are deemed to be uncollectible. Recognized losses are charged against the allowance, and subsequent recoveries are added to the allowance.

The allowance for loan losses, as a percentage of loans held for investment, amounted to 7.18% at December 31, 2010 compared to 3.16% at December 31, 2009. Net charge-offs also significantly increased in 2010. A substantial portion of 2010 charge-offs were related to impaired loans, and consisted of loans considered wholly impaired and loans with partial impairment. During 2010, net charge-offs totaled $88.5 million, which exceeded the combined net charge-offs for the prior seven years. The provision for loan losses recorded in 2010 also exceeded the combined provision recorded in the prior seven years. As discussed above, the increased levels of nonperforming assets and charge-offs resulted largely from loan quality issues driven by worsening economic conditions, including strains in housing and real estate markets. Management continually performs thorough analyses of the loan portfolio. As a result of these analyses, certain loans have migrated to higher, more adverse risk grades and an aggressive posture towards the timely charge-off of identified impairment has also continued.

Actual past due loans and loan charge-offs have remained at manageable levels and management continues to diligently work to improve asset quality. Management believes the allowance for loan losses of $93.7 million at December 31, 2010 is adequate to cover probable losses inherent in the loan portfolio; however, assessing the adequacy of the allowance is a process that requires considerable judgment.

Troubled debt restructurings generally occur when a borrower is experiencing, or is expected to experience, financial difficulties in the near-term. As a result, CommunityONE will work with the borrower to prevent further difficulties, and ultimately to improve the likelihood of recovery on the loan. To facilitate this process, a concessionary modification that would not otherwise be considered may be granted resulting in classification as a troubled debt restructuring. CommunityONE considers all troubled debt restructurings to be impaired loans. Troubled debt restructurings can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower. Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status after a shorter performance period. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan remains in a nonaccrual status.

The majority of CommunityONE’s loan modifications relates to commercial lending and involves extending the term of the loan. In these cases CommunityONE does not typically lower the interest rate or forgive principal or interest as part of the loan modification. In addition, it is common for CommunityONE to seek additional collateral or guarantor support when modifying a loan. The amount of loan restructurings increased during 2010, as CommunityONE continues to work with borrowers who are experiencing financial difficulties. As a result of continued economic stress, CommunityONE anticipates that it will have further increases in loan restructurings during 2011.

CommunityONE’s criteria for nonperforming status, impaired status and troubled debt restructures have been described earlier. The following table presents CommunityONE’s level and composition of nonperforming loans as of December 31:

(dollars in thousands)	2010	2009
Current, nonaccrual	$76,216	$62,469
Delinquent 30-89 days, nonaccrual	53,440	17,626
Delinquent 90+ days, nonaccrual	195,412	87,411
Delinquent 90+ days, accruing	4,818	6,908

Total nonperforming loans	$329,886	$174,414

Nonperforming loans and impaired loans are overlapping sets of loans. Impaired loans are problem loans that may, or may not, have been placed into nonaccrual status. The complete repayment of principal and interest is considered probable for those impaired loans that have not been placed into a nonaccrual status, but not within contracted terms.

The differential between the amount of nonperforming impaired loans and total impaired loans noted above arises from two loans totaling $5.0 million, which were in the process of being refinanced at other institutions. Neither had been previously impaired. The refinancing process exceeded 90 days in both cases, however, which resulted in the loans being placed in nonaccrual.

The following table presents the level, composition and the reserves associated with those loan balances:

(dollars in thousands)	December 31, 2010		December 31, 2009
	Balance	Associated Reserves	Balance	Associated Reserves
Impaired loans, not individually reviewed for impairment	$717	$—	$5,660	$38
Impaired loans, individually reviewed, with no impairment	132,435	—	84,928	—
Impaired loans, individually reviewed, with impairment	208,040	70,888	98,010	28,868

Total impaired loans *	$341,192	$70,888	$188,598	$28,906

*	Included at December 31, 2010 and December 31, 2009 were $6.5 million and $24.7 million, respectively, in restructured and performing loans.

At December 31, 2010, CommunityONE had 86 impaired loans exceeding $1.0 million each, with total impairment of $54.0 million, comprised of 59 borrowing relationships. The average carrying value of impaired loans was $355.1 million in 2010 and $147.2 million in 2009.

Troubled debt restructures are a subset of impaired loans. The following table presents the level, accrual status and the reserves associated with these loan balances:

(dollars in thousands)	December 31, 2010			December 31, 2009
	Balance	Nonaccrual	Associated Reserves	Balance	Nonaccrual	Associated Reserves
Troubled Debt Restructures:
TDRs with no impairment	$66,919	$60,345	$—	$58,897	$34,334	$—
TDRs with impairment	79,573	79,573	18,908	36,784	36,604	5,859

Total Troubled Debt Restructures	$146,492	$139,918	$18,908	$95,681	$70,938	$5,859

The following table presents the composition of impaired loans across loan types, along with the accrual status and the associated reserves, by type:

(dollars in thousands)	December 31, 2010			December 31, 2009
	Impaired	Nonaccrual	Associated Reserves	Impaired	Nonaccrual	Associated Reserves
Impaired Loans (composition across loan types):
Commercial and agricultural	$21,788	$20,550	$7,451	$5,061	$4,930	$849
Real estate - construction	152,593	144,403	35,281	100,459	99,583	17,840
Real estate - mortgage:
1 - 4 family residential	41,815	36,272	5,448	22,495	22,283	3,339
Commercial	124,788	123,681	22,708	60,300	36,750	6,877
Consumer	208	162	—	283	24	1

Total Impaired Loans	$341,192	$325,068	$70,888	$188,598	$163,570	$28,906

CommunityONE designates loans as “Special Mention” when the borrower’s financial condition or performance indicates that the loan may potentially become a problem loan. These loans are not classified as problem loans, nor are they impaired, and they have not been modified under conditions that require designation as troubled debt restructurings. At December 31, 2010, CommunityONE had designated $130.8 million as Special Mention loans, of which 15.5% were delinquent more than 30 days. 33 Special Mention loans had balances over $1.0 million and comprised approximately 66.9% of the total. Approximately 33.6% of the total Special Mention loans were categorized as land acquisition, development, and construction loans, with non-owner occupied commercial rental properties approximating another 15.2% of that total. These categories are generally affected by changes in economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax and other laws and acts of nature. In particular, a continuing trend of adverse economic conditions in the residential real estate market may result in Special Mention loans being individually reclassified as problem loans in the future.

Summary of Allowance for Loan Losses

The following table presents an analysis of the changes in the allowance for loan losses and of the level of nonperforming assets for each of the last five years as of December 31.

(dollars in thousands)	2010	2009	2008	2007	2006
Balance, beginning of year	$49,461	$34,720	$17,381	$15,943	$9,945
Chargeoffs:
Commercial and agricultural	9,824	3,417	6,479	1,262	1,817
Real estate - construction	53,374	32,737	2,000	459	499
Real estate - mortgage	24,478	9,789	414	941	210
Consumer	3,574	3,442	3,532	2,831	2,104

Total chargeoffs	91,250	49,385	12,425	5,493	4,630

Recoveries:
Commercial and agricultural	581	70	292	415	1,123
Real estate - construction	52	544	—	42	120
Real estate - mortgage	449	264	197	171	268
Consumer	1,639	1,507	1,516	1,091	1,231
Leases	—	—	—	—	3

Total recoveries	2,721	2,385	2,005	1,719	2,745

Net chargeoffs	88,529	47,000	10,420	3,774	1,885
Provision charged to operations	132,755	61,741	27,759	5,514	2,526
Purchase accounting acquisition	—	—	—	—	6,038
Adjustment for reserve for unfunded commitments	—	—	—	—	(677)
Allowance adjustment for loans sold	—	—	—	(302)	(4)

Balance, end of year	$93,687	$49,461	$34,720	$17,381	$15,943

Non performing assets:
Nonaccrual loans	$325,068	$167,506	$95,173	$16,022	$8,282
Past due 90 days or more and still accruing interest	4,818	6,908	853	2,686	2,852

Total nonperforming loans	329,886	174,414	96,026	18,708	11,134
Other real estate owned	62,226	35,170	6,509	2,862	3,361
Foreclosed assets	138	68	92	181	196

Total nonperforming assets	$392,250	$209,652	$102,627	$21,751	$14,691

Asset quality ratios:
Net loan chargeoffs to average loans	5.92%	2.97%	0.67%	0.27%	0.16%
Net loan chargeoffs to allowance for loan losses	94.49	95.02	30.01	21.71	11.82
Allowance for loan losses to loans held for investment	7.18	3.16	2.19	1.20	1.22
Total nonperforming loans to loans held for investment	25.30	11.16	6.06	1.29	0.86

Management’s judgments are based on numerous assumptions about current events which it believes to be reasonable, but which may or may not be valid. Thus there can be no assurance that loan losses in future periods will not exceed the current allowance or that future increases in the allowance will not be required. No assurance can be given that management’s ongoing evaluation of the loan portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the allowance, thus adversely affecting the operating results of FNB United.

Information about management’s allocation of the allowance for loan losses by loan category is presented in the following table.

(dollars in thousands)	December 31,
	2010	2009	2008	2007	2006
Commercial and agricultural	$11,144	$3,543	$4,146	$2,777	$4,474
Real estate - construction	46,792	23,932	15,238	5,254	3,829
Real estate - mortgage	34,593	21,040	8,853	6,599	5,745
Consumer	1,133	627	3,474	2,751	1,895
Unallocated	25	319	3,009	—	—

Total allowance for loan losses	$93,687	$49,461	$34,720	$17,381	$15,943

Deposits

The level and mix of deposits is affected by various factors, including general economic conditions, the particular circumstances of local markets and the specific deposit strategies employed. In general, broad interest rate declines tend to encourage customers to consider alternative investments such as mutual funds and tax-deferred annuity products, while interest rate increases tend to have the opposite effect.

In 2010, deposits decreased $25.7 million, or 1.5%. Noninterest-bearing demand deposits decreased slightly while there were net decreases in all types of interest-bearing accounts (demand, savings, money-market, and time deposits). Certificates of deposit decreased 1.4% to $961.6 million, from $975.2 million in 2009 while other deposits decreased 1.6% to $734.7 million compared to $746.9 million in 2009. Brokered certificates of deposit were $140.2 million, or 8.3% of total deposits, of which $7.5 million were in the Promontory Interfinancial Network, LLC CDARS program.

In 2009, deposits increased by $207.4 million, or 13.7%. Noninterest-bearing demand deposits increased slightly while there were increases in all types of interest-bearing accounts (demand, savings, money-market, and time deposits). Certificates of deposit increased 10.2% to $975.2 million, from $885.3 million in 2008 while other deposits increased 18.7% to $746.9 million compared to $629.5 million in 2008. Brokered certificates of deposit were $112.3 million, or 6.52% of total deposits, of which $90.5 million were in the Promontory Interfinancial Network, LLC CDARS program.

The following table shows the year-end and average deposit balances for the years 2010, 2009 and 2008 and the changes in 2010 and 2009.

(dollars in thousands)	2010			2009			2008
		Change from Prior Year			Change from Prior Year
	Balance	Amount	%	Balance	Amount	%	Balance
Year End Balances
Interest-bearing deposits:
Demand deposits	$230,084	$3,388	1.5	$226,696	$53,082	30.6	$173,614
Savings deposits	43,724	3,001	7.4	40,723	2,610	6.8	38,113
Money market deposits	312,007	(14,951)	(4.6)	326,958	59,462	22.2	267,496

Total	585,815	(8,562)	(1.4)	594,377	115,154	24.0	479,223
Time deposits	961,642	(13,587)	(1.4)	975,229	89,978	10.2	885,251

Total interest-bearing deposits	1,547,457	(22,149)	(1.4)	1,569,606	205,132	15.0	1,364,474
Noninterest-bearing demand deposits	148,933	(3,589)	(2.4)	152,522	2,249	1.5	150,273

Total deposits	$1,696,390	$(25,738)	(1.5)	$1,722,128	$207,381	13.7	$1,514,747

Average Balances
Interest-bearing deposits:
Demand deposits	$228,054	$29,711	15.0	$198,343	$30,451	18.1	$167,892
Savings deposits	43,224	2,923	7.3	40,301	(502)	(1.2)	40,803
Money market deposits	321,180	12,490	4.0	308,690	33,872	12.3	274,818

Total	592,458	45,124	8.2	547,334	63,821	13.2	483,513
Time deposits	974,192	34,054	3.6	940,138	97,894	11.6	842,244

Total interest-bearing deposits	1,566,650	79,178	5.3	1,487,472	161,715	12.2	1,325,757
Noninterest-bearing demand deposits	158,369	6,011	3.9	152,358	(5,634)	(3.6)	157,992

Total deposits	$1,725,019	$85,189	5.2	$1,639,830	$156,081	10.5	$1,483,749

Capital Adequacy and Resources

Under guidelines established by the Federal Reserve, capital adequacy is currently measured for regulatory purposes by certain risk-based capital ratios, supplemented by a leverage capital ratio. The risk-based capital ratios are determined by expressing allowable capital amounts, defined in terms of Tier 1 and Tier 2, as a percentage of risk-weighted assets, which are computed by measuring the relative credit risk of both the asset categories on the balance sheet and various off-balance sheet exposures. Tier 1 capital consists primarily of common shareholders’ equity and qualifying perpetual preferred stock and qualifying trust preferred securities, net of goodwill and other disallowed intangible assets. Tier 2 capital, which is limited to the total of Tier 1 capital, includes allowable amounts of subordinated debt, mandatory convertible debt, preferred stock, trust preferred securities and the allowance for loan losses. Total capital, for risk-based purposes, consists of the sum of Tier 1 and Tier 2 capital. Under the requirements of the Consent Order, the minimum total capital ratio is 12.00% and the minimum Tier 1 capital ratio is 9.00% for CommunityONE. At December 31, 2010, FNB United and CommunityONE had total risk-based capital ratios of (2.56)% and 2.36%, respectively, and Tier 1 capital ratios of (2.56)% and 1.18%, respectively. The leverage capital ratio, which serves as a minimum capital standard, considers Tier 1 capital only and is expressed as a percentage of average total assets for the most recent quarter, after reduction of those assets for goodwill and other disallowed intangible assets at the measurement date. As currently required, the minimum leverage capital ratio is 4.0%. At December 31, 2010, FNB United and

CommunityONE had leverage capital ratios of (1.86)% and .86%, respectively. CommunityONE is subject to increased minimum capital requirements as part of the Order with the Comptroller of the Currency.

As shown in the accompanying table, FNB United and its wholly owned banking subsidiary have capital levels below the minimum levels for “adequately capitalized” bank holding companies and banks as of December 31, 2010.

			Minimum Regulatory Requirement
	Consolidated	Bank	Adequately Capitalized	Well- Capitalized	Pursuant to Order
Total risk-based capital ratio	(2.56)%	2.36%	8.00%	10.00%	12.00%
Tier 1 risk-based capital ratio	(2.56)%	1.18%	4.00%	6.00%	9.00%
Leverage capital ratio	(1.86)%	0.86%	4.00%	5.00%	9.00%

On February 13, 2009, FNB United entered into a Letter Agreement and Securities Purchase Agreement (the “Purchase Agreement”) with the United States Department of the Treasury under the TARP Capital Purchase Program (the “CPP”) discussed below, pursuant to which FNB United sold (i) 51,500 shares of FNB United Series A Preferred Stock for $51,500,000 and (ii) a warrant (the “Warrant”) to purchase 2,207,143 shares of FNB United’s common stock for an exercise price of $3.50 per share, or $7.7 million in the aggregate, in cash.

The warrant is immediately exercisable and expires 10 years from the date of issuance. Proceeds from this sale of the preferred stock are expected to be used for general corporate purposes, including supporting the capital needs of FNB United. The CPP preferred stock is generally non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% thereafter. The preferred shares are redeemable at the option of FNB United, subject to the approval of its primary federal regulator.

Pursuant to the terms of the Purchase Agreement, the ability of FNB United to declare or pay dividends or distributions on its common stock is subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($.10) declared on the common stock prior to October 14, 2008, as adjusted for subsequent stock dividends and other similar actions. In addition, as long as FNB United Series A Preferred Stock is outstanding, dividend payments are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

The proceeds from the offering of the FNB United Series A Preferred Stock and related Warrant were allocated between the FNB United Series A Preferred Stock and Warrant based on their relative fair values. The Warrant was assigned a fair value of $1.76 per share, or $3.9 million in the aggregate. As a result, $3.9 million was recorded as the discount on the preferred stock obtained and will be accreted as a reduction in net income available for common shareholders over the next five years at approximately $0.1 million to $0.9 million per year. For purposes of these calculations, the fair value of the shares subject to the Warrant was estimated using the Black-Scholes option pricing model.

On December 30, 2010 and February 28, 2011, CommunityONE entered into and consummated conversion agreements with SunTrust, pursuant to which $12.5 million of the outstanding principal amount of the $15.0 million subordinated term loan from SunTrust to CommunityONE issued on June 30, 2008 was converted into 12.5 million shares of nonvoting, nonconvertible, nonredeemable cumulative preferred stock, par value $1.00 per share, of CommunityONE. CommunityONE amended its articles of association to authorize the preferred stock issued to SunTrust in the conversions. The preferred stock carries an 8.0% dividend rate.

Management’s Report on Internal Control over Financial Reporting

Management of FNB United and CommunityONE (for purposes of this Management’s Report, the “Corporation”) is responsible for preparing the Corporation’s annual consolidated financial statements and for establishing and maintaining adequate internal control over financial reporting for the Corporation. Management has evaluated the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of FNB United’s internal control over financial reporting, management identified a material weakness related to the timely recognition and measurement of impairment of other real estate owned. FNB United’s process to review appraisals, determine any adjustments to the valuation of other real estate owned and communicate such adjustments to those preparing financial statements was not effective to ensure timely and accurate valuation of other real estate owned. Management identified a second material weakness related to the identification and recognition of subsequent events affecting the valuation of other real estate owned and impaired loans. FNB United’s process to review events or transactions that occurred or became known subsequent to year-end but prior to the filing of FNB United’s Annual Report on Form 10-K was not effective to ensure timely and accurate valuation of other real estate owned and impaired loans. Because of these material weaknesses, management has concluded that the Corporation did not maintain effective internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control—Integrated Framework issued by the COSO.

The Corporation’s independent registered public accounting firm that audited the Corporation’s consolidated financial statements included in this joint proxy statement/prospectus has issued an attestation report on the effectiveness of the Corporation’s internal control over financial reporting.

Management is also responsible for compliance with laws and regulations relating to safety and soundness which are designated by the FDIC and the appropriate federal banking agency. Management assessed its compliance with these designated laws and regulations relating to safety and soundness and believes that the Corporation complied, in all significant respects, with such laws and during the year ended December 31, 2010.

Quantitative and Qualitative Disclosures about Market Risk

The objective of CommunityONE’s asset/liability management function is to maintain consistent growth in net interest income within CommunityONE’s guidelines. This objective is accomplished through management of CommunityONE’s balance sheet composition, liquidity, and interest rate risk exposures arising from changing economic conditions, interest rates and customer preferences.

The goal of liquidity management is to provide adequate funds to meet changes in loan demand or unexpected deposit withdrawals. This is accomplished by maintaining liquid assets in the form of investment securities, maintaining sufficient unused borrowing capacity and achieving consistent growth in core deposits.

Management considers interest rate risk CommunityONE’s most significant market risk. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Consistency of CommunityONE’s net interest income is largely dependent upon the effective management of interest rate risk.

To identify and manage its interest rate risk, CommunityONE employs an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on contractual cash flows and repricing characteristics and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. The model also includes management projections for activity levels in each of the product lines offered by CommunityONE. Assumptions are inherently uncertain and the measurement of net interest income or the impact of rate fluctuations on net interest income cannot be precisely predicted. Actual results may differ from simulated results due to timing, magnitude, and frequency of interest changes as well as changes in market conditions and management strategies.

CommunityONE’s Asset/Liability Management Committee (“ALCO”), which includes senior management representatives and reports to CommunityONE’s board of directors, monitors and manages interest rate risk. CommunityONE’s current interest rate risk position is determined by measuring the anticipated change in net interest income over a 24-month horizon assuming a ramped increase or decrease in all interest rates equally over the 24-month time horizon.

The following table shows CommunityONE’s estimated net interest income profile for the 12-month period beginning December 31, 2010:

Changes in Interest Rates (basis points)	Percentage Change in Net Interest Income – 12 Months
+200	+2.40%
+100	+0.91%
-100	-0.37%
-200	-1.90%

ALCO also monitors the sensitivity of CommunityONE’s economic value of equity (“EVE”) due to sudden and sustained changes in market rates. The EVE ratio, measured on a static basis at the current period end, is calculated by dividing the economic value of equity by the economic value of total assets. ALCO monitors the change in EVE on a percentage change basis.

The following table estimates changes in EVE for given changes in interest rates as of December 31, 2010:

Change in Interest Rates (basis points)	Percentage Change in EVE
+200	+12.15%
+100	+8.56%
-100	- 8.35%
-200	-22.25%

CommunityONE is in compliance with its internal policy on changes in net interest income but not in changes to EVE as of December 31, 2010. CommunityONE is currently working on strategies to get changes in EVE within acceptable guidelines. However, due to the current low level of market interest rates, ALCO believes CommunityONE is not subject to any appreciable level of interest rate risk and is well positioned to take advantage of higher interest rates.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

FNB UNITED SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership

The following table sets forth as of September 1, 2011, certain information with respect to the beneficial ownership of FNB United common stock by directors, by the named executive officers and by directors and executive officers as a group.

We are not aware of any holders of more than 5% of the outstanding shares of FNB United common stock as of September 1, 2011. Upon the completion of the Recapitalization and pursuant to the Investment Agreements, each of Carlyle and Oak Hill Capital will own approximately 23% of the outstanding FNB United common stock.

Name	Amount and Nature of Beneficial Ownership (1)(2)	Percent of Class	Pro Forma Ownership (3)	Pro Forma Percent of Class (3)
Larry E. Brooks	18,871	*	18,871	*
James M. Campbell, Jr.	93,193	*	93,193	*
R. Larry Campbell	77,282	*	77,282	*
Darrell L. Frye	11,300	*	11,300	*
R. Mark Hensley	17,144	*	17,144	*
Hal F. Huffman, Jr.	44,587	*	44,587	*
Thomas A. Jordan	84,028	*	84,028	*
Lynn S. Lloyd	28,466	*	28,466	*
H. Ray McKenney, Jr.	97,316	*	1,034,816	*
Eugene B. McLaurin, II	21,393	*	21,393	*
Michael C. Miller	77,564	*	77,564	*
R. Reynolds Neely, Jr.	81,017	*	90,482	*
Mark A. Severson	16,983	*	16,983	*
Carl G. Yale	25,000	*	25,000	*
Directors and executive officers as a group (14 persons)	694,144	6.04	1,641,019	*

*	Less than one percent.
(1)	Includes shares held by directors’ and executive officers’ immediate families, including spouse and/or children residing in same household. Does not include 1,000 shares owned by the Ferree Educational and Welfare Fund, of which Mr. Miller is a trustee and treasurer.
(2)	Includes shares subject to stock options exercisable as of August 12, 2011 or within 60 days thereafter for Mr. J. Campbell (7,500 shares), Mr. R. Campbell (17,500 shares), Mr. Frye (7,500 shares), Mr. Jordan (7,500 shares), Mr. McKenney (1,204 shares), Mr. McLaurin (5,000 shares), Mr. Neely (7,500 shares), Mr. Hensley (13,500 shares), Mr. Severson (6,000 shares) and all directors and executive officers as a group (73,204 shares). With respect to executive officers, also includes shares allocated to such persons’ individual accounts under FNB United’s 401(k) plan as follows: Mr. R. Campbell (4,587 shares), Mr. Hensley ( 1,144 shares) and Mr. Severson (1,983 shares).
(3)	Reflects effect of proposed Recapitalization and Merger as described in this joint proxy statement/prospectus. See also “FNB United Proposal 3” regarding the issuance and sale of shares to certain directors and officers of FNB United.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, FNB United’s directors, its executive officers, and any persons holding more than 10 percent of FNB United’s stock are required to report their ownership of FNB United’s stock and any changes in that ownership to the SEC. Specific due dates for these reports have been established and FNB United is required to report in this proxy statement any failure to file by these dates during 2010. All of these filing requirements were satisfied by its directors and executive officers except that Hal F. Huffman, Jr. filed a Form 4 after its due date. In making these statements, FNB United has relied on the written representations of its directors and executive officers and copies of the reports that they have filed with the Commission.

FUTURE SHAREHOLDER PROPOSALS

FNB United

Proposals of shareholders intended to be presented at the 2012 FNB United annual meeting of shareholders must be received by the Secretary of FNB United, 150 South Fayetteville Street, P.O. Box 1328, Asheboro, North Carolina 27204, no later than December 6, 2011 for inclusion in FNB United’s proxy statement and form of proxy relating to such meeting. If a shareholder notifies FNB United any later than February 19, 2012 of an intent to present a proposal at the next FNB United annual meeting of shareholders, FNB United will have the right to exercise its discretionary voting authority with respect to such proposal without including information regarding such proposal in its proxy materials related to such meeting.
Granite

From time to time, individual Granite stockholders may wish to submit proposals that they believe should be voted upon by the Granite stockholders. The SEC has adopted rules that govern the inclusion of such proposals in annual proxy materials. Stockholder proposals intended to be presented at the Granite 2012 annual meeting of stockholders and included in Granite’s proxy materials for the 2012 annual meeting of stockholders must be received by the Secretary of Granite at its executive office, 23 North Main Street, P.O. Box 128, Granite Falls, North Carolina 28630 no later than December 16, 2011. If the Merger is completed, the 2012 annual meeting of stockholders of Granite will not be held.

Regarding stockholder proposals intended to be presented at the 2012 annual meeting of stockholders of Granite but not included in Granite’s proxy statement, stockholders must give Granite advance notice of their proposals to be considered timely under its Bylaws. The Bylaws state that written notice of such proposals must be delivered to the principal executive offices of Granite (i) in the case of an annual meeting that occurs within 30 days before or 60 days after the anniversary of the 2011 annual meeting of stockholders, not less than 90 days nor more than 120 days prior to such anniversary date and (ii) in the case of an annual meeting called for a date advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2011 annual meeting of stockholders, not earlier than the 120th day and not later than the close of business on the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the meeting date was first made. All such proposals for which timely notice is not received in the manner described above will be ruled out of order at the meeting resulting in the proposal’s underlying business not being eligible for transaction at the meeting.

LEGAL MATTERS

The validity of the FNB United common stock to be issued in connection with the Merger will be passed upon for FNB United by Schell Bray Aycock Abel & Livingston PLLC, Greensboro, North Carolina. Certain U.S. federal income tax consequences relating to the Merger and the transactions contemplated by the Merger Agreement will be passed upon by Arnold & Porter LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of FNB United and Subsidiary (the “Corporation”) as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of internal control over financial reporting as of December 31, 2010, have been included herein in reliance upon the reports of Dixon Hughes Goodman LLP (formerly Dixon Hughes PLLC), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing. The audit report on the consolidated financial statements contains an explanatory paragraph that states that the Corporation’s significant operating losses and insufficient regulatory capital raise substantial doubt about the Corporation’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The audit report on the consolidated financial statements also contains an explanatory paragraph referring to the restatement described in Note 2 of the Notes to Consolidated Financial Statements. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2010 expresses an opinion that the Corporation did not maintain effective internal control over financial reporting as of December 31, 2010 because of the effect of the material weakness related to the valuation of other real estate owned and the material weakness on the evaluation of subsequent events related to the valuation of impaired loans and other real estate owned.

The consolidated financial statements of Bank of Granite Corporation and subsidiaries as of December 31, 2010 and 2009, and for the years then ended, have been included herein in reliance upon the report of Dixon Hughes Goodman LLP (formerly Dixon Hughes PLLC), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing. The audit report on the consolidated financial statements contains an explanatory paragraph that states Granite’s net losses and Granite’s bank subsidiary’s failure to meet regulatory capital requirements and non-compliance with a regulatory agreement raise substantial doubt about Granite’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the Investor Relations department of the company whose shares you hold. Each of FNB United and Granite will promptly have delivered, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies from FNB United should be directed to: FNB United Corp., Attention: Investor Relations, P O Box 1328, Asheboro, North Carolina 27204 or from FNB United’s Investor Relations page on its corporate web site at www.MyYesBank.com. Requests for additional copies from Granite should be directed to: Investor Relations, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina 28630 or from Granite’s Investor Relations page on its corporate web site at www.bankofgranite.com.

INDEX TO FINANCIAL STATEMENTS

OF FNB UNITED AND GRANITE

FNB United Corp. and Subsidiary

Consolidated Balance Sheets (unaudited)

(dollars in thousands, except share and per share data)	June 30, 2011	December 31, 2010
Assets
Cash and due from banks	$23,500	$21,051
Interest-bearing bank balances	137,291	139,543
Investment securities:
Available-for-sale, at estimated fair value (amortized cost of $376,942 in 2011 and $306,193 in 2010)	380,679	305,331
Loans held for sale	9,450	—
Loans held for investment	1,018,274	1,303,975
Less: Allowance for loan losses	(59,366)	(93,687)

Net loans held for investment	958,908	1,210,288
Premises and equipment, net	43,422	44,929
Other real estate owned	101,384	62,058
Core deposit premiums	3,776	4,173
Bank-owned life insurance	32,511	31,968
Other assets	30,723	43,939
Assets from discontinued operations	594	39,089

Total Assets	$1,722,238	$1,902,369

Liabilities
Deposits:
Noninterest-bearing demand deposits	$156,059	$148,933
Interest-bearing deposits:
Demand, savings and money market deposits	557,080	585,815
Time deposits of $100,000 or more	492,653	544,732
Other time deposits	399,162	416,910

Total deposits	1,604,954	1,696,390
Retail repurchase agreements	10,056	9,628
Federal Home Loan Bank advances	144,456	144,485
Subordinated debt	2,500	7,500
Junior subordinated debentures	56,702	56,702
Other liabilities	16,086	14,600
Liabilities from discontinued operations	1,202	1,901

Total Liabilities	1,835,956	1,931,206
Shareholders’ Equity
Preferred stock Series A, $10.00 par value; authorized 200,000 shares, 51,500 shares issued and outstanding at $1,000 stated value	49,302	48,924
Preferred stock, $1.00 par value, authorized 15,000,000 shares, 12,500,000 shares in 2011 and 7,500,000 shares in 2010	12,500	7,500
Common stock warrant	3,891	3,891
Common stock, $2.50 par value; authorized 50,000,000 shares, issued 11,424,390 shares in 2011 and 2010	28,561	28,561
Surplus	115,085	115,073
Accumulated deficit	(322,154)	(229,095)
Accumulated other comprehensive loss	(903)	(3,691)

Total Shareholders’ Deficit	(113,718)	(28,837)

Total Liabilities and Shareholders’ Deficit	$1,722,238	$1,902,369

See accompanying notes to consolidated financial statements.

FNB United Corp. and Subsidiary

Consolidated Statements of Operations (unaudited)

(dollars in thousands, except share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Interest Income
Interest and fees on loans	$12,221	$18,027	$25,282	$37,129
Interest and dividends on investment securities:
Taxable income	2,717	3,120	4,798	6,945
Non-taxable income	134	395	297	830
Other interest income	118	107	284	193

Total interest income	15,190	21,649	30,661	45,097

Interest Expense
Deposits	4,963	6,215	10,132	12,617
Retail repurchase agreements	14	28	31	52
Federal Home Loan Bank advances	703	983	1,401	2,092
Federal funds purchased	—	—	—	4
Other borrowed funds	318	523	696	1,035

Total interest expense	5,998	7,749	12,260	15,800

Net Interest Income before Provision for Loan Losses	9,192	13,900	18,401	29,297
Provision for loan losses	33,580	27,236	53,763	36,726

Net Interest Loss after Provision for Loan Losses	(24,388)	(13,336)	(35,362)	(7,429)

Noninterest Income
Service charges on deposit accounts	1,485	1,981	2,929	3,919
Mortgage loan income	(14)	515	107	770
Cardholder and merchant services income	841	791	1,607	1,470
Trust and investment services	350	518	752	996
Bank owned life insurance	266	257	666	498
Other service charges, commissions and fees	216	252	356	611
Securities (losses)/gains, net	(98)	828	(84)	1,497
Gain on fair value swap	77	49	169	95
Other income	162	69	365	97

Total noninterest income	3,285	5,260	6,867	9,953

Noninterest Expense
Personnel expense	6,231	6,608	12,725	13,248
Net occupancy expense	1,117	1,175	2,303	2,415
Furniture, equipment and data processing expense	1,613	1,691	3,219	3,387
Professional fees	1,628	772	2,879	1,278
Stationery, printing and supplies	99	133	218	241
Advertising and marketing	196	359	336	806
Other real estate owned expense	10,586	4,615	26,773	5,086
Credit/debit card expense	427	447	818	909
FDIC insurance	1,575	812	3,438	1,534
Other expense	2,858	2,574	6,371	3,839

Total noninterest expense	26,330	19,186	59,080	32,743

Loss from continuing operations, before income taxes	(47,433)	(27,262)	(87,575)	(30,219)
Income tax benefit - continuing operations	(448)	(2,635)	(576)	(2,036)

Net loss from continuing operations	(46,985)	(24,627)	(86,999)	(28,183)
Loss from discontinued operations, before income taxes	(2,202)	(491)	(5,895)	(525)
Income tax benefit - discontinued operations	(213)	(193)	(213)	(206)

Net loss from discontinued operations	(1,989)	(298)	(5,682)	(319)

Net Loss	(48,974)	(24,925)	(92,681)	(28,502)
Cumulative dividends on preferred stock	(1,087)	(822)	(2,104)	(1,641)

Net Loss Available to Common Shareholders	$(50,061)	$(25,747)	$(94,785)	$(30,143)

Weighted average number of common shares outstanding - basic and diluted	11,426,501	11,424,435	11,425,585	11,424,298
Net loss per common share from continuing operations - basic and diluted	$(4.21)	$(2.23)	$(7.80)	$(2.61)
Net loss per common share from discontinued operations - basic and diluted	(0.17)	(0.03)	(0.50)	(0.03)
Net loss available to common shareholders per share - basic and diluted	(4.38)	(2.26)	(8.30)	(2.64)

See accompanying notes to consolidated financial statements.

FNB United Corp. and Subsidiary

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss (unaudited)

For the Six Months Ended June 30, 2011 and 2010

	Preferred Stock		Common Stock		Common Stock Warrant	Surplus	(Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
(in thousands, except share and per share data)	Shares	Amount	Shares	Amount
Balance, December 31, 2009	51,500	$48,205	11,426,413	$28,566	$3,891	$115,039	$(96,234)	$(1,108)	$98,359
Comprehensive loss:
Net loss	—	—	—	—	—	—	(28,502)	—	(28,502)
Other comprehensive income, net of tax:
Unrealized holding gains arising during the period on securities available-for-sale, net of tax	—	—	—	—	—	—	—	2,613	2,613
Unrealized holding gains arising during the period on reclassifying held-to-maturity securities to available-for-sale securities, net of tax	—	—	—	—	—	—	—	2,105	2,105
Reclassification adjustment for gains on securities available-for-sale included in net income, net of tax	—	—	—	—	—	—	—	(905)	(905)

Change in unrealized gains on securities, net of tax	—	—	—	—	—	—	—	3,813	3,813
Interest rate swap, net of tax								138	138

Total comprehensive loss									(24,551)

Accretion of discount on preferred stock	—	353	—	—	—	—	(353)	—	—
Cash dividends declared on Series A preferred stock, $12.50 per share	—	—	—	—	—	—	(1,287)	—	(1,287)
Stock options:
Compensation expense recognized	—	—	—	—	—	17	—	—	17
Restricted stock:
Shares issued/terminated, subject to restriction	—	—	(2,023)	(5)	—	(16)	—	—	(21)
Compensation expense recognized	—	—	—	—	—	17	—	—	17

Balance, June 30, 2010	51,500	$48,558	11,424,390	$28,561	$3,891	$115,057	$(126,376)	$2,843	$72,534

Balance, December 31, 2010	7,551,500	$56,424	11,424,390	$28,561	$3,891	$115,073	$(229,095)	$(3,691)	$(28,837)
Comprehensive loss:
Net loss	—	—	—	—	—	—	(92,681)	—	(92,681)
Other comprehensive income, net of taxes:
Unrealized holding gains arising during the period on securities available-for-sale, net of tax	—	—	—	—	—	—	—	2,737	2,737
Reclassification adjustment for losses on securities available-for-sale included in net income, net of tax	—	—	—	—	—	—	—	51	51

Change in unrealized losses on securities, net of tax	—	—	—	—	—	—	—	2,788	2,788

Total comprehensive loss									(89,893)

Issuance of preferred stock	5,000,000	5,000	—	—	—	—	—	—	5,000
Accretion of discount on preferred stock	—	378	—	—	—	—	(378)	—	—
Stock options:
Compensation expense recognized	—	—	—	—	—	12	—	—	12

Balance, June 30, 2011	12,551,500	$61,802	11,424,390	$28,561	$3,891	$115,085	$(322,154)	$(903)	$(113,718)

See accompanying notes to consolidated financial statements.

FNB United Corp. and Subsidiary

Consolidated Statements of Cash Flows (unaudited)

	Six Months Ended June 30,
(dollars in thousands)	2011	2010
Operating Activities
Net loss	$(92,681)	$(28,502)
Net loss from discontinued operations	(5,682)	(319)

Net loss from continuing operations	(86,999)	(28,183)
Adjustments to reconcile net loss to cash provided by operatings activities:
Depreciation and amortization of premises and equipment	1,602	1,826
Provision for loan losses	53,763	36,726
Deferred income taxes	(1,228)	(1,939)
Deferred loan fees and costs, net	(237)	(475)
Premium amortization and discount accretion of investment securities, net	1,815	(524)
Loss/(gain) on sale of investment securities	84	(1,497)
Amortization of core deposit premiums	397	398
Stock compensation expense	12	34
Increase in cash surrender value of bank-owned life insurance	(543)	(549)
Loans held for sale:
Origination of loans held for sale	—	(46,477)
Net proceeds from sale of loans held for sale	107	59,889
Gain on loan sales	(107)	(770)
Mortgage servicing rights capitalized	—	(583)
Mortgage servicing rights amortization and impairment	145	689
Net loss on sales and write-downs of other real estate owned	24,242	3,699
Changes in assets and liabilities:
Decrease in interest receivable	489	654
Decrease in other assets	14,557	5,714
Decrease in accrued interest and other liabilities	(2,126)	(6,442)

Net cash provided by operating activities of continuing operations	5,973	22,190
Net effect of discontinued operations	33,103	12,733

Net cash provided by operating activities	39,076	34,923

Investing Activities
Available-for-sale securities:
Proceeds from sales	30,117	26,621
Proceeds from maturities and calls	23,687	61,228
Purchases	(126,446)	(39,643)
Held-to-maturity securities:
Proceeds from maturities and calls	—	6,184
Net decrease in loans held for investment	114,460	10,468
Proceeds from sale of other real estate owned	10,399	5,063
Improvements to other real estate owned	—	(362)
Purchases of premises and equipment	(139)	(610)

Net cash provided by investing activities of continuing operations	52,078	68,949
Net effect of discontinued operations	70	(239)

Net cash provided by investing activities	52,148	68,710

Financing Activities
Net (decrease)/increase in deposits	(91,436)	1,632
Increase in retail repurchase agreements	428	2,832
Decrease in Federal Home Loan Bank advances	(19)	(46,592)
Decrease in Federal funds purchased	—	(10,000)
Cash dividends paid on Series A preferred stock	—	(644)

Net cash used in financing activities of continuing operations	(91,027)	(52,772)
Net effect of discontinued operations	—	—

Net cash used in financing activities	(91,027)	(52,772)

Net Increase in Cash and Cash Equivalents	197	50,861
Cash and Cash Equivalents at Beginning of Period	160,594	27,698

Cash and Cash Equivalents at End of Period	$160,791	$78,559

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$11,832	$15,970
Income taxes, net of refunds	—	641
Noncash transactions:
Foreclosed loans transferred to other real estate	73,967	15,232
Unrealized securities gains, net of income taxes expense	2,788	3,813
Unrealized gains on interest rate swaps	—	138
Conversion of debt to preferred stock	(5,000)	—
Issuance of preferred stock from debt conversion	5,000	—

See accompanying notes to consolidated financial statements.

FNB United Corp. and Subsidiary

Notes to Consolidated Financial Statements

(Unaudited)

1. Basis of Presentation

Nature of Operations

FNB United Corp. (“FNB United”) is a bank holding company incorporated under the laws of the State of North Carolina in 1984. On July 2, 1985, through an exchange of stock, FNB United acquired a wholly owned subsidiary, CommunityONE Bank, National Association (the “Bank”), a national banking association founded in 1907 and formerly known as First National Bank and Trust Company. The Bank owns three subsidiaries: Dover Mortgage Company (“Dover”), First National Investor Services, Inc., and Premier Investment Services, Inc. Premier is inactive. Dover previously engaged in the business of originating, underwriting and closing mortgage loans for sale in the secondary market. All of its wholesale operations and its retail mortgage origination business for properties located outside of North Carolina were closed in February 2011. Dover ceased its remaining operations on March 17, 2011. Through the Bank, FNB United offers a complete line of consumer, mortgage and business banking services, including loan, deposit, cash management, investment management and trust services, to individual and business customers. The Bank has offices in Alamance, Alexander, Ashe, Catawba, Chatham, Gaston, Guilford, Iredell, Mecklenburg, Montgomery, Moore, Orange, Randolph, Richmond, Rowan, Scotland, Watauga and Wilkes counties in North Carolina.

General

The accompanying consolidated financial statements, prepared without audit, include the accounts of FNB United and its subsidiary (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated. Descriptions of the organization and business of FNB United, accounting policies followed by the Company and other relevant information are contained in the Company’s 2010 Annual Report on Form 10-K, as amended by its Amendment No. 1 to the Annual Report filed on Form 10-K/A, including the notes to the consolidated financial statements filed as part of that report. This quarterly report should be read in conjunction with that Annual Report.

In the opinion of management, the accompanying condensed consolidated financial statements contain all the adjustments, all of which are normal recurring adjustments, necessary to present fairly the financial position of the Company as of June 30, 2011 and December 31, 2010, and the results of its operations and cash flows for the three and six months ended June 30, 2011 and 2010.

All financial information is reported on a continuing operations basis, unless otherwise noted. See Note 2 to the consolidated financial statements for a discussion regarding discontinued operations and certain assets and liabilities at June 30, 2011 and December 31, 2010.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date of this filing and has concluded that no subsequent events have occurred requiring accrual or disclosure in addition to that included herein. See Note 22 for additional information concerning subsequent events.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Operating results for the three- and six-month periods ending June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011 or future periods. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for the fair presentation of the consolidated financial statements have been included.

Reclassifications

Certain reclassifications have been made to the prior period consolidated financial statements to place them on a comparable basis with the current period consolidated financial statements. These reclassifications have no effect on net income or shareholders’ equity as previously reported.

Risk and Uncertainties

In the normal course of business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: credit risk, market risk, and concentration of credit risk. Credit risk is the risk of default on the Company’s loan and investment portfolios that results from borrowers’ inability or unwillingness to make contractually required payments. Market risk includes primarily interest rate risk. The Company is exposed to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or different bases, than its interest-earning assets. Market risk also reflects the risk of declines in the valuation of assets and liabilities and in the value of the collateral underlying loans and the value of real estate held by the Company. Concentration of credit risk refers to the risk that, if the Company extends a significant portion of its total outstanding credit to borrowers in a specific geographical area or industry or on the security of a specific form of collateral, the Company may experience disproportionately high levels of defaults and losses if those borrowers, or the value of such type of collateral, are adversely affected by economic or other factors that are particularly applicable to such borrowers or collateral. Concentration of credit risk is also similarly applicable to the investment securities portfolio.

The Bank is subject to the regulations of various government agencies. These regulations may change significantly from period to period. The Bank also undergoes periodic examinations by regulatory agencies, which may subject the Bank to changes with respect to asset valuations, amount of required allowance for loan losses, lending requirements, capital levels, or operating restrictions.

2. Discontinued Operations

The results of operations of a component of an entity that has been disposed of shall be reported in discontinued operations if both the operations and cash flows of the component have been, or will be, eliminated from ongoing operations of the entity as a result of the disposal transaction and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

All operations at Dover have been discontinued. Dover, acquired by FNB United in 2003, originated, underwrote and closed mortgage loans for sale into the secondary market. It maintained a retail origination network based in Charlotte, North Carolina, which originated loans for properties located in North Carolina. Dover also engaged in the wholesale mortgage origination business and conducted retail mortgage origination business outside of North Carolina. Operations outside of the State of North Carolina were discontinued in February 2011. On March 17, 2011, Dover discontinued all of its remaining operations.

In determining whether Dover met the conditions for a discontinued operation, the Company considered the relevant accounting guidance and concluded that the conditions were met during the first quarter 2011. The Company determined that Dover has discontinued operating activities and, as such, the assets and liabilities of Dover are presented as discontinued assets and discontinued liabilities and the results of operations directly related to Dover’s activity will be presented as discontinued operations for all periods. As a result, the Consolidated Balance Sheets and Statements of Operations for all periods reflect retrospective application of Dover’s classification as a discontinued operation.

Assets and liabilities of discontinued operations at the dates indicated were as follows:

(dollars in thousands)	June 30, 2011	December 31, 2010
Assets
Loans held for sale	$549	$37,079
Premises and equipment, net	31	169
Other real estate owned	—	168
Other assets	14	1,673

Assets of discontinued operations	$594	$39,089

Liabilities
Other liabilities	$1,202	$1,901

Liabilities of discontinued operations	$1,202	$1,901

Losses from discontinued operations, net of tax, for the three and six months ended June 30, 2011 and 2010 were as follows:

(dollars in thousands)	For the Three Months Period Ending June 30,		For the Six Months Period Ending June 30,
	2011	2010	2011	2010

Interest Income
Interest and fees on loans	$13	$110	$56	$413

Total interest income	13	110	56	413

Interest Expense
Other borrowed funds	—	—	—	—

Total interest expense	—	—	—	—

Net Interest Income before Provision for Loan Losses	13	110	56	413
Provision for loan losses	—	193	—	193

Net Interest Income/(Loss) after Provision for Loan Losses	13	(83)	56	220

Noninterest Income
Mortgage loan (loss)/income	(113)	692	(165)	1,621
Other service charges, commissions and fees, net	(2)	(16)	(11)	(15)
Other income	—	1	10	2

Total noninterest (loss)/income	(115)	677	(166)	1,608

Noninterest Expense
Personnel expense	490	1,083	1,443	2,205
Net occupancy expense	142	63	211	123
Furniture, equipment and data processing expense	94	70	171	144
Professional fees	80	38	177	118
Stationery, printing and supplies	3	8	8	18
Advertising and marketing	(6)	28	28	63
Other real estate owned expense	45	—	166	—
Provision for recourse loans	1,146	27	3,324	142
Other expense	106	(232)	257	(460)

Total noninterest expense	2,100	1,085	5,785	2,353

Loss before income taxes	(2,202)	(491)	(5,895)	(525)
Income tax benefit	(213)	(193)	(213)	(206)

Net Loss from Discontinued Operations, net of tax	$(1,989)	$(298)	$(5,682)	$(319)

As a result of the decision to discontinue operations at Dover, the Company reduced its employees from 68 positions at December 31, 2010 to one position as of June 30, 2011. Dover has one full-time equivalent employee remaining at June 30, 2011, who will continue to be employed by Dover as long as needed to assist Dover in completing any remaining business transactions. Dover concluded substantially all of its remaining business at June 30, 2011.

All financial information in the consolidated financial statements and notes to the consolidated financial statements reflects continuing operations, unless otherwise noted.

3. Regulatory Matters

Regulatory Actions

Consent Order

Due to the Bank’s condition, on July 22, 2010, pursuant to a Stipulation and Consent to the Issuance of a Consent Order, the Bank consented and agreed to the issuance of a Consent Order (“Order”) by the Office of the Comptroller of the Currency (“OCC”). In the Order, the Bank and the OCC agreed as to areas of the Bank’s operations that warrant improvement and a plan for making those improvements. The Order includes a capital directive, which requires the Bank to achieve and maintain minimum regulatory capital levels in excess of the statutory minimums to be well-capitalized, and a directive to develop a liquidity risk management and contingency funding plan, in connection with which the Bank could be subject to limitations on the maximum interest rates it can pay on deposit accounts. The Order also contains restrictions on future extensions of credit and requires the development of various programs and procedures to improve the Bank’s asset quality as well as routine reporting on the Bank’s progress toward compliance with the Order to the Board of Directors and the OCC. Specifically, the Order imposed the following requirements on the Bank:

•	to appoint a Compliance Committee to monitor and coordinate the Bank’s adherence to the Order.

•	to develop and submit to the OCC for review a written strategic plan covering at least a three-year period.

•	to achieve within 90 days and thereafter maintain total capital at least equal to 12% of risk-weighted assets and Tier 1 capital at least equal to 9% of adjusted total assets.

•	to submit to the OCC within 60 days a written capital plan for the Bank covering at least a three-year period.

•	to develop, implement and ensure the Bank’s compliance with written programs to improve the Bank’s loan portfolio management and to reduce the high level of credit risk in the Bank.

•	to adopt and ensure implementation and adherence to an enhanced written commercial real estate concentration management program consistent with OCC guidelines.

•	to obtain current and complete credit information on all loans and ensure proper collateral documentation is maintained on all loans.

•	to develop and implement an independent review and analysis process to ensure that appraisals conform to appraisal standards and regulations.

•	to implement and adhere to a written program for the maintenance of an adequate allowance for loan losses, providing for review of the allowance by the Board of Directors at least quarterly.

•	to increase the Bank’s liquidity to a level sufficient to sustain the Bank’s current operations and to withstand any anticipated or extraordinary demand against its funding base.

•

to implement and maintain a comprehensive liquidity risk management program, assessing on an ongoing basis the Bank’s current and projected funding needs and ensuring that sufficient funds or access to funds exists to meet those needs.

•	to develop and implement a written program to strengthen internal controls over accounting and financial reporting.

The Order permits the OCC to extend the time periods under the Order upon written request. Any material failure to comply with the Order could result in further enforcement actions by the OCC. In addition, if the OCC does not accept the capital plan or the Bank fails to achieve and maintain the minimum capital levels, the OCC may require the Bank to sell, merge or liquidate the Bank.

The Bank has submitted all required materials and plans requested to the OCC within the given time periods. The Board of Directors submitted written strategic and capital plans to the OCC covering the requisite three-year period and has submitted a revised capital plan reflecting the terms and status of the recapitalization transaction described under Note 21, Capital Raise, Merger Agreement and Related Matters.

Written Agreement

On October 21, 2010, FNB United entered into a written agreement with the Federal Reserve Bank of Richmond (“FRBR”). Pursuant to the agreement, FNB United’s Board of Directors is to take appropriate steps to utilize fully FNB United’s financial and managerial resources to serve as a source of strength to the Bank, including causing the Bank to comply with the Order it entered into with the OCC on July 22, 2010.

In the agreement, FNB United agreed that it would not declare or pay any dividends without prior written approval of the FRBR and the Director of the Division of Banking Supervision and Regulation of the Board of Governors of the Federal Reserve System (the “Director”). It further agreed that it would not take dividends or any other form of payment representing a reduction in capital from the Bank without the FRBR’s prior written approval. The agreement also provides that neither FNB United nor any of its nonbank subsidiaries will make any distributions of interest, principal or other amounts on subordinated debentures or trust preferred securities without the prior written approval of the FRBR and the Director.

The agreement further provides that neither FNB United nor any of its subsidiaries shall incur, increase or guarantee any debt without FRBR approval. In addition, FNB United must obtain the prior approval of the FRBR for the repurchase or redemption of its shares of stock.

Within 60 days from the date of the agreement, FNB United submitted to the FRBR a written plan to maintain sufficient capital at FNB United on a consolidated basis. Within 30 days of the agreement, FNB United submitted to the FRBR a statement of its planned sources and uses of cash for operating expenses and other purposes for 2011. FNB United is to submit such a cash flow projection for each subsequent calendar year by December of the preceding year.

The agreement permits the FRBR to grant written extensions of time for FNB United to comply with its provisions.

FNB United is to report to the FRBR quarterly regarding its progress in complying with the agreement. The provisions of the agreement will remain effective and enforceable until they are stayed, modified, terminated, or suspended in writing by the FRBR. Further information about the written agreement is set forth in Note 22, Subsequent Events.

Capital Matters

The Order, as set forth above, requires the Bank to achieve and maintain Tier 1 capital of not less than 9% and total risk-based capital of not less than 12% for the life of the Order. The Bank has not achieved the required capital levels by the deadline imposed under the Order but is continuing to work to comply with the capital directive. The Bank is not “well capitalized” for capital adequacy purposes under the terms of the Order and may not be deemed so in the future, even if the Bank exceeds the levels of capital required under the Order.

The minimum capital requirements to be characterized as “well capitalized” and “adequately capitalized,” as defined by regulatory guidelines, the capital requirements pursuant to the Order, and the Company’s actual capital ratios on a consolidated and Bank-only basis were as follows as of June 30, 2011:

			Minimum Regulatory Requirement
	Consolidated	Bank	Adequately Capitalized	Well- Capitalized	Pursuant to Order
Total risk-based capital ratio	(10.73)%	(6.15)%	8.00%	10.00%	12.00%
Tier 1 risk-based capital ratio	(10.73)%	(6.15)%	4.00%	6.00%	9.00%
Leverage capital ratio	(7.23)%	(4.14)%	4.00%	5.00%	9.00%

The Bank became “critically undercapitalized” as of April 29, 2011, the date its March 31, 2011 Report of Condition and Income (“Call Report”) was required to be filed with the OCC, because it had a ratio of tangible equity to total assets that was below 2.0% as reported in the Call Report.

On April 26, 2011, FNB United entered into investment agreements with affiliates of The Carlyle Group (“Carlyle”) and Oak Hill Capital Partners (“Oak Hill Capital”) to recapitalize the Company, as well as a merger agreement with Bank of Granite Corporation. On June 16 and August 4, 2011, the Company entered into subscription agreements with various accredited investors pursuant to which those investors agreed to purchase shares of the Company’s common stock in the recapitalization. Those subscription agreements, together with the investment agreements with Carlyle and Oak Hill Capital, account for $310 million in new capital for the Company. Details of the investment agreements, subscription agreements and merger agreements can be found in Note 21, Capital Raise, Merger Agreement and Related Matters and Note 22, Subsequent Events. The Bank has submitted a new capital plan to the OCC which reflects this recapitalization transaction. The successful completion of all or any portion of this revised capital plan is not assured, and no assurance can be made that this capital plan will not be materially modified in the future. Completion of the plan is contingent on obtaining shareholder and regulatory approvals and satisfaction of other conditions. Issuance of the common stock at $0.16 per share will complete the recapitalization of FNB United, which is a key contingency in its plan to acquire Bank of Granite Corporation, parent company of Bank of Granite.

On June 10, 2011, the Company received a written notice from The Nasdaq Stock Market of the Nasdaq staff’s determination that the Company had not provided a definitive plan evidencing its ability to achieve near-term compliance with all of the continued listing requirements of The Nasdaq Capital Market and, in particular, Rule 5550(a)(2), the bid price rule, and Rule 5550(b), the stockholders’ equity rule. Accordingly, unless the Company requested an appeal of this staff determination, trading of the Company’s common stock would have been suspended at the opening of business on June 21, 2011, and a Form 25-NSE would have been filed with the Securities and Exchange Commission, removing the Company’s common stock from listing and registration on The Nasdaq Stock Market. The Company did appeal the Nasdaq staff’s determination and the appeal is in process.

Current federal law requires federal bank regulators to have a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized), are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of the action will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

The federal banking agencies have specified by regulation the relevant capital level for each category as follows: (1) “Well Capitalized,” consisting of institutions with a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater and which are not operating under an order, written agreement, capital directive or prompt corrective action directive; (2) “Adequately Capitalized,” consisting of institutions with a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital of 4.0% or greater and a leverage ratio of 4.0% or greater and which do not meet the definition of a “Well Capitalized” institution; (3) “Undercapitalized,” consisting of institutions with a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or a leverage ratio of less than 4.0%; (4) “Significantly Undercapitalized,” consisting of institutions with a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%; and (5) “Critically Undercapitalized,” consisting of institutions with a ratio of tangible equity to total assets that is equal to or less than 2.0%.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary’s assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. In addition, the appropriate federal banking agency may treat an undercapitalized institution in the same manner as it treats a significantly undercapitalized institution if it determines that those actions are necessary.

Not later than 90 days after an institution becomes critically undercapitalized, the institution’s primary federal bank regulatory agency must appoint a receiver or a conservator, unless the agency, with the concurrence of the FDIC, determines that the purposes of the prompt corrective action provisions would be better served by another course of action. Any alternative determination must be documented by the agency and reassessed on a periodic basis. Notwithstanding the foregoing, a receiver must be appointed after 270 days unless the FDIC determines that the institution has positive net worth, is in compliance with a capital plan, is profitable or has a sustainable upward trend in earnings, and is reducing its ratio of nonperforming loans to total loans, and unless the head of the appropriate federal banking agency and the chairperson of the FDIC certify that the institution is viable and not expected to fail.

4. Going Concern Considerations and Management’s Plans and Intentions

Going Concern Considerations

The going concern assumption is a fundamental principle in the preparation of financial statements. It is the responsibility of management to assess the Company’s ability to continue as a going concern. In making this assessment, the Company has taken into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date of June 30, 2011. The Company had a history of profitable operations and sufficient sources of liquidity to meet its short-term and long-term funding needs. However, the Bank’s financial condition has suffered during 2009, 2010 and the first six months of 2011 in what may ultimately be the worst economic downturn since the Great Depression.

The effects of the current economic environment are being felt across many industries, with financial services and real estate being particularly hard-hit, and have been particularly severe during the last 30 months. The Bank, with a loan portfolio consisting of a concentration in commercial real estate loans, including residential construction and development loans, has seen a decline in the value of the collateral securing its portfolio as well as rapid deterioration in its borrowers’ cash flow and ability to repay their outstanding loans to the Bank. For the first six months of 2011 and for the year ended December 31, 2010, the Bank recorded provisions of $53.8 million and $132.8 million, respectively, to increase the allowance for loan losses to a level that, in management’s best judgment, adequately reflected the increased risk inherent in the loan portfolio as of the quarter-end and year-end periods, respectively.

FNB United and the Bank operate in a highly regulated industry and must plan for the liquidity needs of each entity separately. A variety of sources of liquidity are available to the Bank to meet its short-term and long-term funding needs. Although a number of these sources are limited following execution of the Order with the OCC, management has prepared forecasts of the Bank’s sources of funds and projected uses of funds for a three-year period in an effort to ensure that the sources available are sufficient to meet the Bank’s projected liquidity needs.

FNB United is a legal entity separate and distinct from the Bank and has in the past relied on dividends from the Bank as its primary source of liquidity. The Order and the Written Agreement, as well as the Prompt Correction Action provisions of federal law, prohibit the Bank from lending or otherwise supplying funds to FNB United to meet its obligations, including paying any dividends.

The Company is in the process of raising capital to meet the standards set forth in applicable law and required by the OCC. As a result of the downturn in the financial markets, the availability of many sources of capital (principally to financial services companies) has become significantly restricted or has become increasingly costly as compared to market rates prevailing prior to the downturn. On April 26, 2011, FNB United entered into investment agreements with The Carlyle Group and Oak Hill Capital Partners to recapitalize the Company, as well as a merger agreement with Bank of Granite Corporation. On June 16 and August 4, 2011, the Company entered into subscription agreements with various accredited investors for the purchase and sale of its common stock. Together, the investment agreements with Carlyle and Oak Hill Capital and the subscription agreements contemplate the issuance of $310 million of common stock of the Company at $0.16 per share. Details of the investment agreements, the subscription agreements and the merger agreement can be found in Note 21, Capital Raise, Merger Agreement and Related Matters and Note 22, Subsequent Events. Management also is actively evaluating asset reductions and other balance sheet management strategies to ensure that the Bank’s projected level of regulatory capital can support its balance sheet.

Completion of the recapitalization, including the sale of common stock to The Carlyle Group and Oak Hill Capital Partners and the other investors, is subject to various conditions, certain of which are outside of the Company’s control and may not be satisfied. The closing conditions to the recapitalization include receipt of requisite regulatory approvals and other customary closing conditions. No assurance can be given that all conditions will be satisfied timely or at all. If the Company fails to consummate the recapitalization, it is expected it will not be able to continue as a going concern, it may file for bankruptcy and the Bank may be placed into FDIC receivership. The equity financing transaction, if completed, will result in substantial dilution to the Company’s current shareholders and could adversely affect the market price of the Company’s common stock. It is difficult to predict if the recapitalization efforts will be successful, either on a short-term or long-term basis.

Not later than 90 days after an institution becomes critically undercapitalized, the institution’s primary federal bank regulatory agency must appoint a receiver or a conservator, unless the agency, with the concurrence of the FDIC, determines that the purposes of the prompt corrective action provisions would be better served by another course of action. Any alternative determination must be documented by the agency and reassessed on a periodic basis. Notwithstanding the foregoing, a receiver must be appointed after 270 days unless the FDIC determines that the institution has positive net worth, is in compliance with a capital plan, is profitable or has a sustainable upward trend in earnings, and is reducing its ratio of nonperforming loans to total loans, and unless the head of the appropriate federal banking agency and the chairperson of the FDIC certify that the institution is viable and not expected to fail.

The perception or possibility that FNB United’s common stock could be delisted from the Nasdaq in the future could negatively affect its liquidity and price. Delisting would have an adverse effect on the liquidity of the common shares and, as a result, the market price for the common stock might become more volatile. Delisting could also make it more difficult for the Company to raise additional capital.

The accompanying consolidated financial statements for the Company have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future, and does not include any adjustments to reflect the possible future effects on the recoverability or classification of assets.

Management’s Plans and Intentions

The Company incurred significant net losses in 2009, which continued in 2010 and 2011, primarily from the higher provisions for loan losses due to the significant level of nonperforming assets and the write-off of goodwill. The Bank consented and agreed to the issuance of the Consent Order (“Order”) by the OCC in July 2010 and FNB United entered into a written agreement with the FRBR in October 2010. The Company’s independent registered public accounting firm issued a report with respect to the Company’s audited financial statements for each of the fiscal years ended December 31, 2010 and 2009, which contained an explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern. The following strategies have been or are being implemented:

Held-to-Maturity Investment Securities Reclassification – As part of the Bank’s contingency funding plan, the Bank’s Board of Directors approved in April 2010 the reclassification of the entire held-to-maturity investment securities portfolio to available-for-sale investment securities. The conversion of the portfolio occurred on May 3, 2010 and provides additional liquidity to the Bank. The transfer resulted in the unrealized holding gains of $2.1 million, net of tax, at the date of transfer being recognized in other comprehensive income. The corresponding deferred tax on the unrealized holding gain allowed the Bank to realize a one-time reduction in deferred tax valuation allowance of $1.4 million in the second quarter of 2010.

Deferring Preferred Stock and Trust Preferred Securities Payments – The Company began deferring the payment of cash dividends on the outstanding FNB United Series A Preferred Stock beginning in the second quarter 2010, as well as the payment of interest on the outstanding junior subordinated notes related to its trust preferred securities to enhance the Company’s liquidity. The expense associated with trust preferred securities continues to accrue and is reflected in the Company’s Consolidated Statements of Operations. The dividends on preferred stock are shown as an increase to net loss to derive net loss available to common shareholders in the Consolidated Statements of Operations.

Balance Sheet Reductions – Management is implementing strategies to improve capital ratios through the reduction of assets and off-balance sheet commitments. At June 30, 2011, risk-weighted assets have been reduced by $233.2 million since December 31, 2010. Reductions occurred primarily in reductions in the commercial loan portfolio. On December 30, 2010, the Bank sold $32.9 million of mortgage loans held for investment and recognized a net gain of $383,000, including transaction costs. Management expects future reductions in risk-weighted assets to be moderate and occur primarily in the loan portfolio. To offset the majority of asset reductions, liabilities declined primarily through reductions in deposits by $91.4 million. Future liability reductions are expected to occur primarily in deposits, largely public unit deposits and high-rate NOW accounts and certificates of deposits.

Earnings – On June 22, 2010, the Bank retired $33.0 million in Federal Home Loan Bank (“FHLB”) advances and paid an early redemption penalty of $1.0 million to the FHLB for the retirement of these advances. The penalty is included in other noninterest expenses. On July 2, 2010, the Bank purchased $30.0 million in brokered certificates of deposit to replace these funds. The advances had a remaining average life of 1.0 years and an average interest rate of 3.93%. The brokered certificates of deposit have maturities ranging from 30 months to 42 months with interest rates ranging from 1.75% to 2.20%. As a result of this transaction, the interest expense savings during the first year is estimated at an annualized rate of 1.94% on the $30.0 million restructured.

Stimulus Loan Program – The Bank implemented in 2009 a stimulus loan program to facilitate the sale of residential real estate held as collateral for some of the Bank’s nonperforming and performing loans and certain Bank-owned properties. The purpose of the program was to reduce the Bank’s credit concentrations and nonperforming assets by providing attractive terms that both filled the mortgage lending void created by the ongoing recession and incented potential buyers to purchase real estate. The Bank offered a reduced interest rate to qualified new borrowers to encourage them to purchase properties in this program. New borrowers qualified according to the Bank’s normal consumer and mortgage underwriting standards. The Bank recorded these loans at fair value at time of issue. Existing unimpaired development loans that become part of the program are considered impaired upon inclusion in the stimulus loan program. The Bank currently has $41.6 million in loans under the stimulus loan program, of which $15.2 million required a fair value adjustment of $92,700 as of June 30, 2011. The fair value adjustment is recorded as a reduction of the outstanding loan balance on the balance sheet and accreted into interest income over the contractual life of the loan. The Bank discontinued the stimulus loan program and booked the last stimulus loan during the first quarter of 2011. The Company will continue to report stimulus loan information, as indicated above, through the filing of the annual report on Form 10-K for the year ending December 31, 2011.

Additional Capital – The Company has engaged two investment banking firms to assist the Company in identifying strategic alternatives and in raising capital. On April 26, 2011, FNB United entered into investment agreements with Carlyle and Oak Hill Capital to recapitalize the Company, as well as a merger agreement with Bank of Granite Corporation. On June 16 and August 4, 2011, the Company entered into subscription agreements with various accredited investors pursuant to which those investors agreed to purchase shares of the Company’s common stock in the recapitalization. Those subscription agreements, together with the investment agreements with Carlyle and Oak Hill Capital, account for $310 million in new capital for the Company. Details of the investment agreements, the subscription agreements and the merger agreement can be found in Note 21, Capital Raise, Merger Agreement and Related Matters and Note 22, Subsequent Events. There are no assurances, however, that the Company will be able to complete the investments. The successful completion of all or any portion of the capital plan is not assured, and no assurance can be made that the capital plan will not be materially modified in the future. If the Company is not able to complete the capital plan, its regulatory capital ratios may be materially and adversely affected and its ability to withstand continued adverse economic conditions could be threatened. Further, it is likely that the Company would suffer additional regulatory actions, including a potential federal conservatorship or receivership for the Bank, or a requirement that the Bank sell or transfer its assets or take other action that would likely result in a complete loss of the value of FNB United’s ownership interest in the Bank and a complete loss of the value of the shares held by the FNB United shareholders. Further information relating to the capital raise is set forth in Note 21, Capital Raise, Merger Agreement and Related Matters and Note 22, Subsequent Events.

5. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include the balance sheet captions: cash and due from banks and interest-bearing bank balances.

The Bank maintains its excess liquidity with the Federal Reserve to reduce credit risks associated with selling those funds to correspondent banks. For the foreseeable future, the Bank is intentionally maintaining these higher cash balances to provide liquidity. Assuming that the Company is successful in raising capital and once the banking industry returns to a more stable operating environment, the Bank plans to reinvest these cash reserves in higher yielding assets.

6. Comprehensive Income

Comprehensive income is defined as the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources and, accordingly, includes both net income and amounts referred to as other comprehensive income. The items of other comprehensive income are included in the Consolidated Statements of Shareholders’ Equity and Comprehensive Loss. The accumulated other comprehensive loss is included in the shareholders’ equity section of the Consolidated Balance Sheet. The Company’s components of accumulated other comprehensive loss at June 30, 2011 include unrealized gains/(losses) on investment securities classified as available-for-sale and changes in the value of the pension and post-retirement liability.

For the six months ended June 30, 2011 and 2010, total comprehensive loss was $(89.9) million and $(24.6) million, respectively. The deferred income tax (liability)/benefit related to the components of other comprehensive loss amounted to $1.8 million and $2.5 million, respectively, for the same periods as previously mentioned.

The accumulated balances related to each component of accumulated other comprehensive income/(loss) are as follows:

	June 30, 2011		December 31, 2010
(dollars in thousands)	Pretax	After-tax	Pretax	After-tax
Net unrealized securities (losses)/gains	$3,737	$2,262	$(862)	$(526)
Pension, other postretirement and postemployment benefit plan adjustments	(5,187)	(3,165)	(5,187)	(3,165)

Accumulated other comprehensive loss	$(1,450)	$(903)	$(6,049)	$(3,691)

7. Earnings Per Share

Basic net loss per share, or basic earnings/(loss) per share (“EPS”), is computed by dividing net loss to common shareholders by the weighted average number of common shares outstanding for the period. For the first six months of 2011, the Company paid no dividends on its Series A preferred stock and had $0.4 million accretion of the discount on the preferred stock. At June 30, 2011, the Company had $3.5 million of unpaid cumulative dividends on the Series A preferred stock. For the first six months of 2010, the Company accrued or paid dividends of approximately $1.3 million on Series A preferred stock, which combined with the $0.3 million accretion of the discount on the preferred stock, increased the net loss to common shareholders by $1.6 million. At June 30, 2011, the Company had $0.4 million of unpaid cumulative dividends on the SunTrust preferred stock.

Diluted EPS reflects the potential dilution that could occur if the Company’s potential common stock, which consists of dilutive stock options and a common stock warrant, were issued. As required for entities with complex capital structures, a dual presentation of basic and diluted EPS is included on the face of the income statement, and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation is provided in this note.

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in thousands, except per share data)	2011	2010	2011	2010
Net loss from continuing operations	$(46,985)	$(24,627)	$(86,999)	$(28,183)
Preferred stock dividends	(1,087)	(822)	(2,104)	(1,641)

Net loss from continuing operations attributable to common shareholders	(48,072)	(25,449)	(89,103)	(29,824)
Net loss from discontinued operations attributable to common shareholders	(1,989)	(298)	(5,682)	(319)

Net loss available to common shareholders	$(50,061)	$(25,747)	$(94,785)	$(30,143)

Weighted average shares of common stock outstanding	11,426,501	11,424,435	11,425,585	11,424,298

Net loss per common share from continuing operations—basic and diluted	$(4.21)	$(2.23)	$(7.80)	$(2.61)
Net loss per common share from discontinued operations—basic and diluted	(0.17)	(0.03)	(0.50)	(0.03)
Net loss available to common shareholders—basic and diluted	(4.38)	(2.26)	(8.30)	(2.64)

Due to a net loss for the three- and six-month periods ended June 30, 2011 and 2010, all stock options and the common stock warrant were considered antidilutive and thus are not included in this calculation. For the three-

and six-month periods ended June 30, 2011, there were 2,741,868 and 2,741,952 antidilutive shares, respectively. Additionally, for the three- and six-month periods ended June 30, 2010, there were 2,741,868 and 2,741,952 antidilutive shares, respectively. Of the antidilutive shares, the number of shares relating to stock options were 534,725 at June 30, 2011 and June 30, 2010, respectively.

Net loss available for common shareholders was decreased in the three- and six-month period ending June 30, 2011 by $1.1 million and $2.1 million, respectively, for preferred stock dividends. Net loss available for common shareholders was decreased in the three- and six-month period ending June 30, 2010 by $0.8 million and $1.6 million, for preferred stock dividends. Accretion on the preferred stock discount associated with the preferred stock of $190,500 and $377,800 was reflected for the three- and six-months ended June 30, 2011, respectively, and $178,100 and $353,200 for the three- and six-months ended June 30, 2010, respectively.

8. Investment Securities

The primary objective of the Company’s management of the investment portfolio is to maintain a portfolio of high quality, highly liquid investments yielding competitive returns. The Company is required under federal regulations to maintain adequate liquidity to ensure safe and sound operations. The Company maintains investment balances based on a continuing assessment of cash flows, the level of loan production, current interest rate risk strategies and the assessment of the potential future direction of market interest rate changes. Investment securities differ in terms of default, interest rate, liquidity and expected rate of return risk.

The following table summarizes the amortized cost and estimated fair value of available-for-sale investment securities and presents the related gross unrealized gains and losses:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
June 30, 2011
Obligations of:
U.S. Treasury and government agencies	$11,643	$332	$—	$11,975
U.S. government sponsored agencies	52,446	700	15	53,131
States and political subdivisions	19,608	1,422	15	21,015
Residential mortgage-backed securities-GSE	293,245	2,077	764	294,558

Total	$376,942	$4,531	$794	$380,679

December 31, 2010
Obligations of:
U.S. Treasury and government agencies	$20	$1	$—	$21
U.S. government sponsored agencies	23,490	158	132	23,516
States and political subdivisions	23,867	885	294	24,458
Residential mortgage-backed securities-GSE	258,816	427	1,907	257,336

Total	$306,193	$1,471	$2,333	$305,331

The Bank, as a member of the FHLB of Atlanta, is required to own capital stock in the FHLB of Atlanta based generally upon the balances of total assets and FHLB advances. FHLB capital stock is pledged to secure FHLB advances. This investment is carried at cost since no ready market exists for FHLB stock and there is no quoted market value. However, redemption of this stock has historically been at par value. At June 30, 2011 and December 31, 2010, the Bank owned a total of $10.8 million and $11.5 million of FHLB stock, respectively. Due to the redemption provisions of FHLB stock, the Company estimated that fair value approximated cost and that this investment was not impaired at June 30, 2011. FHLB stock is included in other assets at its original cost basis.

The Company’s policy is to review for impairment of such assets at the end of each reporting period. During the six months ended June 30, 2011, FHLB paid a quarterly dividend. At June 30, 2011, FHLB was in compliance with all of its regulatory capital requirements. Based on the Company’s review, the Company believes that as of June 30, 2011, its FHLB stock was not impaired.

The Bank, as a member bank of the FRB of Richmond (“FRBR”), is required to own capital stock of the FRBR based upon a percentage of the Bank’s common stock and surplus. This investment is carried at cost since no ready market exists for FRBR stock and there is no quoted market value. At June 30, 2011 and December 31, 2010, the Bank owned a total of $1.2 million and $3.8 million of FRBR stock, respectively. Due to the nature of this investment in an entity of the U.S. Government, the Company estimated that fair value approximated the cost and that this investment was not impaired at June 30, 2011. FRBR stock is included in other assets at its original cost basis.

At June 30, 2011, $158.1 million of the investment securities portfolio was pledged to secure public deposits, including retail repurchase agreements, $26.6 million was pledged to the FRBR and $6.0 million was pledged to others, leaving $189.9 million available as lendable collateral.

At December 31, 2010, $168.1 million of the investment securities portfolio was pledged to secure public deposits, including retail repurchase agreements, $27.6 million was pledged to the FRBR and $7.5 million was pledged to others, leaving $102.2 million available as lendable collateral.

The following tables show investments’ gross unrealized losses and estimated fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at June 30, 2011 and December 31, 2010. All unrealized losses on investment securities are considered by management to be temporarily impaired given the credit ratings on these investment securities or the short duration of the unrealized loss or both.

Available-for-Sale

	Less than 12 Months		12 Months or More		Total
(dollars in thousands)	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
June 30, 2011
Obligations of:
U.S. government sponsored agencies	$12,485	$15	$—	$—	$12,485	$15
States and political subdivisions	5,119	15	—	—	5,119	15
Residential mortgage-backed securities-GSE	85,305	619	12,928	145	98,233	764

Total	$102,909	$649	$12,928	$145	$115,837	$794

December 31, 2010
Obligations of:
U.S. government sponsored agencies	$11,855	$132	$—	$—	$11,855	$132
States and political subdivisions	8,873	294	—	—	8,873	294
Residential mortgage-backed securities-GSE	151,154	1,907	—	—	151,154	1,907

Total	$171,882	$2,333	$—	$—	$171,882	$2,333

At June 30, 2011, 18 available-for-sale securities were in an unrealized loss position less than 12 months compared to 29 at December 31, 2010. At June 30, 2011, the Company had three available-for-sale securities that were in an unrealized loss position for longer than 12 months. At December 31, 2010, the Company had no available-for-sale securities that were in an unrealized loss position for longer than 12 months.

The Financial Accounting Standards Board (“FASB”) issued new guidance for evaluating other-than-temporary impairment (“OTTI”) on debt securities in April 2009. If an entity intends to sell a debt security or cannot assert it is more likely than not that it will not have to sell the security before recovery, OTTI must be taken. If the entity does not intend to sell the debt security before recovery, but the entity does not expect to recover the entire amortized cost basis, then OTTI must be taken, but the amount of impairment is to be bifurcated between impairment due to credit (which is recorded through earnings) and noncredit impairment (which becomes a component of other comprehensive income (“OCI”) for both available-for-sale and held-to-maturity securities). For held-to-maturity securities, the amount in OCI will be amortized prospectively over the security’s remaining life. The Bank did not have any OTTI during the three months ended June 30, 2011.

The Bank had no securities below investment grade and one security not rated, which is considered immaterial. As of June 30, 2011, no securities were identified as other-than-temporarily impaired based on credit issues.

The aggregate amortized cost and fair value of securities at June 30, 2011, by remaining contractual maturity, are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	Available-for-Sale
(dollars in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$5,787	$5,838
Due after one year through five years	2,902	2,899
Due after five years through 10 years	40,707	41,085
Due after 10 years	34,301	36,299

Total	83,697	86,121
Mortgage-backed securities	293,245	294,558

Total	$376,942	$380,679

9. Loans

Loans are stated at the principal amounts outstanding adjusted for purchase premiums/discounts, deferred net loan fees and costs, and unearned income. Classes are generally disaggregations of a portfolio segment. The Company’s portfolio segments are: Commercial and agricultural, Real estate - construction, Real estate - residential, Real estate—commercial and other consumer loans. The classes within the Commercial and agricultural portfolio are: owner occupied and non-owner occupied. The classes within the Real estate -construction portfolio are: Retail properties, Multi-family, Industrial and Warehouse, and Other commercial real estate. The classes within the Real estate - residential portfolio are: first-lien and second-lien loans and home equity lines of credit. The other consumer loan portfolios are not further segregated into classes.

Loan fees and the incremental direct costs associated with making loans are deferred and subsequently recognized over the life of the loan as an adjustment of interest income. The premium or discount on purchased loans is amortized over the expected life of the loans and is included in interest and fees on loans.

The majority of residential mortgage loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements, calculated on the aggregate loan basis. A portion of loans held for sale are hedged to take advantage of interest rate locks and changes in the market. These loans are carried at fair value.

The following summary sets forth the major categories of loans.

(dollars in thousands)	At June 30, 2011		At December 31, 2010
Loans held for investment:
Commercial and agricultural	$67,654	6.6%	$93,747	7.2%
Real estate-construction	166,783	16.4	276,976	21.2
Real estate-mortgage:
1-4 family residential	377,607	37.1	388,859	29.8
Commercial	360,477	35.4	494,861	38.0
Consumer	45,753	4.5	49,532	3.8

Total loans	$1,018,274	100.0%	$1,303,975	100.0%

Loans included in the preceding loan composition table are net of participations sold. Loans as presented are reduced by net deferred loan fees of $32,000 and $26,000 at June 30, 2011 and December 31, 2010, respectively.

Mortgage loans serviced for others are not included in the consolidated balance sheet. The unpaid principal balance of mortgage loans serviced for others amounted to $787,400 at June 30, 2011 and $493.7 million at December 31, 2010.

In accordance with instructions from Fannie Mae, the Bank entered into an agreement on December 29, 2010 to sell mortgage servicing rights on approximately $492.9 million of Fannie Mae loans and recognized a loss of $3.0 million, including transaction costs. The Bank continued to service these loans until January 31, 2011.

To borrow from the FHLB, members must pledge collateral to secure advances and letters of credit. Acceptable collateral includes, among other types of collateral, a variety of residential, multifamily, home equity lines and second mortgages, and commercial loans. Gross loans of $416.7 million and $468.4 million were pledged to collateralize FHLB advances and letters of credit at June 30, 2011 and December 31, 2010, respectively, of which there was no availability for borrowing capacity at either period. At June 30, 2011, $33.5 million of loans and $25.3 million of securities were pledged to collateralize potential borrowings from the Federal Reserve Discount Window, of which $24.1 million was available as borrowing capacity.

The Bank implemented in 2009 a stimulus loan program to facilitate the sale of residential real estate held as collateral for some of the Bank’s nonperforming and performing loans and certain Bank-owned properties. The purpose of the program was to reduce the Bank’s credit concentrations and nonperforming assets by providing attractive terms that both filled the mortgage lending void created by the ongoing recession and incented potential buyers to purchase real estate. The Bank offered a reduced interest rate to qualified new borrowers to encourage them to purchase properties in this program. New borrowers qualified according to the Bank’s normal consumer and mortgage underwriting standards. The Bank recorded these loans at fair value at time of issue. Existing unimpaired development loans that become part of the program were considered impaired upon inclusion in the stimulus loan program. The Bank discontinued the program, and the last stimulus loan was booked, in the first quarter of 2011. The Bank currently has $41.6 million in loans under the stimulus loan program, of which, $15.2 million required a fair value adjustment of $92,700 as of June 30, 2011. The fair value adjustment is recorded as a reduction of the outstanding loan balance on the balance sheet and accreted into interest income over the contractual life of the loan. The Company will continue to report stimulus loan information, as indicated above, through the filing of the annual report on Form 10-K for the year ending December 31, 2011.

Interest income on loans is generally calculated by using the interest method based on the daily outstanding balance. The recognition of interest income is discontinued when, in management’s opinion, the collection of all or a portion of interest becomes doubtful. Loans are returned to accrual status when the factors indicating doubtful collectibility cease to exist and the loan has performed in accordance with its terms for a demonstrated period of time. The past due status of loans is based on the contractual payment terms. Had nonaccruing loans been on accruing status, interest income would have been higher by $3.5 million and $7.6 million for the three- and six-month periods ended June 30, 2011, respectively. At June 30, 2011 and December 31, 2010, the Bank had certain impaired loans of $207.9 million and $325.1 million, respectively, which were on nonaccruing interest status.

The following is a summary of nonperforming assets for the periods ended as presented.

(dollars in thousands)	June 30, 2011	December 31, 2010
Loans on nonaccrual status:
Held for sale	$9,450	$—
Held for investment	198,439	325,068
Loans more than 90 days delinquent, still on accrual	—	4,818
Real estate owned/repossessed assets	101,531	62,196
Assets of discontinued operations	—	168

Total nonperforming assets	$309,420	$392,250

An impaired loan is one for which the Bank will not be repaid all principal and interest due per the terms of the original contract or within reasonably modified contracted terms. If the loan has been modified to provide relief to the borrower, the loan is deemed to be impaired if all principal and interest will not be repaid according to the original contract. All loans meeting the definition of Doubtful should be considered impaired.

When a loan in any class has been determined to be impaired, the amount of the impairment is measured using the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, the observable market price of the loan, or the fair value of the collateral if the loan is collateral dependent. When the present value of expected future cash flows is used, the effective interest rate is the original contractual interest rate of the loan adjusted for any premium or discount. When the contractual interest rate is variable, the effective interest rate of the loan changes over time. A specific reserve is established as a component of the Allowance for Loan Losses when a loan has been determined to be impaired. Subsequent to the initial measurement of impairment, if there is a significant change to the impaired loan’s expected future cash flows, or if actual cash flows are significantly different from the cash flows previously estimated, the Bank recalculates the impairment and appropriately adjusts the specific reserve. Similarly, if the Bank measures impairment based on the observable market price of an impaired loan or the fair value of the collateral of an impaired collateral-dependent loan, the Bank will adjust the specific reserve if there is a significant change in either of those bases.

When a loan within any class is impaired, interest income is recognized unless the receipt of principal and interest is in doubt when contractually due. If receipt of principal and interest is in doubt when contractually due, interest income is not recognized. Cash receipts received on nonaccruing impaired loans within any class are generally applied entirely against principal until the loan has been collected in full, after which time any additional cash receipts are recognized as interest income. Cash receipts received on accruing impaired loans within any class are applied in the same manner as accruing loans that are not considered impaired.

The following table summarizes information relative to impaired loans at the dates and for the periods indicated.

	June 30, 2011		December 31, 2010
(dollars in thousands)	Balance	Associated Reserves	Balance	Associated Reserves
Impaired loans, not individually reviewed for impairment	$5,297	$—	$717	$—
Impaired loans, individually reviewed, with no impairment	90,273	—	132,435	—
Impaired loans, individually reviewed, with impairment	104,715	33,054	208,040	70,888

Total impaired loans*	$200,285	$33,054	$341,192	$70,888

Average impaired loans calculated using a simple average	$291,741		$355,131

*	Included at June 30, 2011 and December 31, 2010 were $1.8 million and $6.5 million, respectively, in restructured and performing loans.

Impaired loans also include loans for which the Bank may elect to grant a concession, providing terms more favorable than those prevalent in the market (e.g., rate, amortization term), and formally restructure due to the weakening credit status of a borrower. Restructuring is designed to facilitate a repayment plan that minimizes the potential losses that the Bank otherwise may have to incur. If these impaired loans are on nonaccruing status as of the date of restructuring, the loans are included in nonperforming loans. Nonperforming restructured loans will remain as nonperforming until the borrower can demonstrate adherence to the restructured terms for a period of no less than six months or when it is otherwise determined that continued adherence is reasonably assured. Some restructured loans continue as accruing loans after restructuring due to the borrower’s not being past due at the time of restructuring, adequate collateral valuations supporting the restructured loans, and the cash flows of the underlying business appearing adequate to support the restructured debt service. Not included in nonperforming loans are loans that have been restructured that were performing as of the restructure date. At June 30, 2011, there was $80.4 million in restructured loans, of which $1.8 million in loans were accruing and in a performing status. At December 31, 2010, there was $146.5 million in restructured loans, of which loans amounting to $6.5 million were accruing and in a performing status.

All loan classes are considered past due when the contractual amounts due with respect to principal and interest are not received within 30 days of the contractual due date. When the Bank cannot reasonably expect full and timely repayment of its loan, the loan is placed on nonaccrual. The Bank may calculate forgone interest on a monthly basis, but does not recognize the income.

All loan classes on which principal or interest is in default for 90 days or more are put on nonaccrual status, unless there is sufficient documentation to conclude that the loan is well secured and in the process of collection. A debt is “well-secured” if collateralized by liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt in full; or by the guarantee of a financially responsible party. A debt is “in process of collection” if collection is proceeding in due course either through legal action, including judgment enforcement procedures, or, in appropriate circumstances, through collection efforts not involving legal action that are reasonably expected to result in repayment of the debt or its restoration to a current status.

Loans that are less delinquent may also be placed on nonaccrual if approved due to deterioration in the financial condition of the borrower that increases the possibility of less than full repayment.

For all loan classes a nonaccrual loan may be returned to accrual status when the Bank can reasonably expect continued timely payments until payment in full. All prior arrearage does not have to be eliminated, nor do all previously charged-off amounts need to have been recovered, but the loan can still be returned to accrual status if the following conditions are met: (1) all principal and interest amounts contractually due (including arrearage) are reasonably assured of repayment within a reasonable period; and (2) there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms involving payments of cash or cash equivalents.

At the time a loan is placed on nonaccrual, all accrued, unpaid interest is charged-off, unless it is documented that repayment of all principal and presently accrued but unpaid interest is probable. Charge-offs of accrued and unpaid interest must be against the current year’s interest income; it cannot be charged to the current Allowance for Loan Losses.

For all classes within all loan portfolios, cash receipts received on nonaccrual loans are applied entirely against principal until the loan or lease has been collected in full, after which time any additional cash receipts are recognized as interest income.

For all loan classes, as soon as any loan becomes uncollectible, the loan will be charged down or charged off as follows:

•	If unsecured, the loan must be charged off in full.

•	If secured, the outstanding principal balance of the loan should be charged down to the net liquidation value of the collateral.

Loans should be considered uncollectible when:

•	No regularly scheduled payment has been made within four months and the determination is made that any further payment is unlikely, or

•	The loan is unsecured, the borrower files for bankruptcy protection and there is no other (guarantor, etc.) support from an entity outside of the bankruptcy proceedings.

Based on a variety of credit, collateral and documentation issues, loans with lesser degrees of delinquency or obvious loss may also be deemed uncollectible.

Potential problem loans that are not included in nonperforming assets are classified separately within the Bank’s portfolio as Special Mention and carry a risk grade rating of “6.” These loans are defined as those with potential weaknesses that may affect repayment capacity but do not pose sufficient risk as to require an adverse classification. As of June 30, 2011, the balance of such loans was $85.7 million compared with a balance of $130.8 million as of December 31, 2010.

10. Allowance for Loan Losses

The allowance for loan losses (“ALLL”), which is utilized to absorb actual losses in the loan portfolio, is maintained at a level consistent with management’s best estimate of probable loan losses incurred as of the balance sheet date. The Company’s allowance for loan losses is also assessed quarterly by management. This assessment includes a methodology that separates the total loan portfolio into homogeneous loan classifications for purposes of evaluating risk. The required allowance is calculated by applying a risk adjusted reserve requirement to the dollar volume of loans within a homogenous group. The Company has grouped its loans into pools according to the loan segmentation regime employed on schedule RC-C of the FFIEC’s Consolidated Report of Condition and Income. Major loan portfolio subgroups include: risk graded commercial loans, mortgage loans, home equity loans, retail loans and retail credit lines. Management also analyzes the loan portfolio on an ongoing basis to evaluate current risk levels, and risk grades are adjusted accordingly. While management uses the best information available to make evaluations, future adjustments may be necessary, if economic or other conditions differ substantially from the assumptions used.

For all loan classes management applies two primary components during the loan review process to determine proper allowance levels. The two components are a specific loan loss allocation for loans that are deemed impaired and a general loan loss allocation for those loans not specifically allocated. The methodology to analyze the adequacy of the allowance for loan losses is as follows:

•	identification of specific impaired loans by loan category;

•	specific loans that could have potential loss;

•	calculation of specific allowances where required for the impaired loans based on collateral and other objective and quantifiable evidence;

•	determination of homogenous pools by loan category and risk grade, reduced by the impaired loans;

•	application of historical loss percentages to pools to determine the allowance allocation; and

•	application of qualitative and environmental (Q&E) factor adjustment percentages to historical losses for trends or changes in the loan portfolio.

The reserve for unfunded commitments is calculated by determining the type of commitment and the remaining unfunded commitment for each loan. Based on the type of commitment, an expected usage percentage to the remaining unfunded balance is applied. The expected usage percentage is multiplied by the historical losses and Q&E factors for each loans pool as defined in the regular Allowance for Loan Loss calculation to determine the appropriate level of reserve. The expected usage percentages for each commitment type are as follows:

•	Construction draws – 100%

•	Equity lines of credit – 50%

•	Letters of Credit – 10%

Historical Loss Rates: Historical loss data has been catalogued by the Company for each pool. The risk-graded pool to which the loss is assigned is the risk-grade assigned to the loan at the quarter end, four quarters earlier. Historical loss recoveries are similarly entered, if significant and applied against the nonclassified pools according to the Call Report designations of the loans originally charged. Historical loss data is also used to estimate the loss horizon for each pool.

Q&E Loss Factors: The methodology incorporates various internal and external qualitative and environmental factors as described in the Interagency Policy Statement on the Allowance for Loan and Lease Losses dated December 2006. Input for these factors is determined on the basis of management observation, judgment, and experience. The factors utilized by the Company for all loan classes are as follows:

a)	Standard – Accounts for inherent uncertainty in using the past as a predictor of the future. Uniform across all segments.

b)	Volume – Accounts for historical growth characteristics of the portfolio over the loss recognition period.

c)	Terms – Measures risk derived from granting terms outside of policy and underwriting guidelines.

d)	Staff – Reflects staff competence in various types of lending.

e)	Delinquency – Reflects increased risk deriving from higher delinquency rates.

f)	Nonaccrual – Reflects increased risk of loans with characteristics that merit nonaccrual status.

g)	Migration – Accounts for the changing level of risk inherent in loans as they migrate into, or away from, more adverse risk grades.

h)	Concentration – Measures increased risk derived from concentration of credit exposure in particular industry segments within the portfolio.

i)	Production – Measures impact of anticipated growth and potential risk derived from new loan production.

j)	Process – Measures increased risk derived from more demanding processing requirements directed towards risk mitigation.

k)	Economic – Impact of general and local economic factors are the largest single factor affecting portfolio risk and effect is felt uniformly across pools.

l)	Competition – Measures risk associated with bank’s potential response to competitors’ relaxed credit requirements.

m)	Regulatory and Legal – Measures risk from exposure to regulations, legislation, and legal code that result in increased risk of loss.

Each pool is assigned an “additional” potential loss percentage by assessing its characteristics against each of the factors listed above.

Calculation and Summary: A general reserve amount for each loan pool is calculated by adding the historical loss rate to the total Q&E factors, and applying the combined percentage to the pool loan balances.

Reserves are generally divided into three allocation segments:

1.	Individual Reserves. Individual reserves are calculated against loans evaluated individually and deemed most likely to be impaired. Management determines which loans will be considered for potential impairment review. This does not mean that an individual reserve will necessarily be calculated for each loan considered for impairment, only for those noted during this process as likely to be potentially impaired. Loans to be considered will generally include:

•	All commercial loans classified substandard or worse

•	Any other loan in a nonaccrual status

•	Any loan, consumer or commercial, that has already been modified such that it meets the definition of Troubled Debt Restructure (“TDR”)

The individual reserve must be verified at least quarterly, and recalculated whenever additional relevant information becomes available. All information related to the calculation of the individual reserve, including internal or external collateral valuations, assumptions, calculations, etc. must be documented. Assigning an individual reserve based on rough estimates or unsupported conclusions is not permitted.

Individual reserve amounts may not be carried indefinitely.

•

When the amount of the actual loss becomes reasonably quantifiable, the amount of the loss should be charged off against the ALLL, whether or not all liquidation and recovery efforts have been completed.

•

If the total amount of the individual reserve that will eventually be charged off cannot yet be determined, but some portion of the individual reserve can be viewed as an imminent loss, that smaller portion should be charged off against the ALLL and the individual reserve reduced by a corresponding amount. It is acceptable to retain an estimate of remaining loss as a “special reserve” only when the estimate is not reasonably quantifiable.

2.	Formula Reserves. Formula reserves are held against loans evaluated collectively. Loans are grouped by type or by risk grade, or some combination of the two. Loss estimates are based on historical loss rates for each respective loan group, adjusted for appropriate environmental factors established by the Bank. These factors should include:

•	Levels and trends in delinquencies and impaired loans

•	Estimated effects of changes to underwriting standards, lending policies, etc.

•	Experience, depth and ability of lending management and other relevant staff

•	National and local economic trends and conditions

•	Effects of changes in credit concentrations

Formula reserves represent the Bank’s best estimate of losses that may be inherent, or embedded, within the group of loans, even if it is not apparent at this time which loans within any group or pool represent those embedded losses.

3.	Unallocated Reserves. If individual reserves represent estimated losses tied to any specific loan and formula reserves represent estimated losses tied to a pool of loans but not yet to any specific loan, then unallocated reserves represent an estimate of losses that are expected, but are not yet tied to any loan or group of loans. Unallocated reserves are generally the smallest of the three overall reserve segments and are set based on qualitative factors.

All information related to the calculation of the three segments including data analysis, assumptions, calculations, etc. are documented. Assigning specific individual reserve amounts, formula reserve factors, or unallocated reserve amounts based on unsupported assumptions or conclusions is not permitted.

The Bank lends primarily in North Carolina. As of June 30, 2011, a substantial majority of the principal amount of the loans held for investment in its portfolio was to businesses and individuals in North Carolina. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. The risks created by this concentration have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover estimated losses on loans at each balance sheet date.

During the three- and six-month periods ending June 30, 2011, the Bank charged-off $45.7 million and $91.6 million in loans, respectively. The majority of the loans that were charged-off were loans that had been in impairment status for more than six months and had specific reserves assigned to them in prior periods. Due to these loans having specific reserves assigned to the outstanding balance of the loan, it was not necessary for the Bank to have a provision greater than the charge-off value in the second quarter of 2011. The Bank also noted positive trends in the loan portfolio during the second quarter of 2011 that included reductions in: nonaccruing loans of $117.2 million, loans 90 days or more past due and still accruing of $4.8 million, loans 30-89 days past due of $57.1 million, and classified loans of $151.4 million. These improvements over December 31, 2010 were considered in the analysis of the adequacy of the allowance for loan loss at June 30, 2011.

An analysis of the changes in the allowance for loan losses is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in thousands)	2011	2010	2011	2010
Balance, beginning of period	$68,729	$55,663	$93,687	$49,229
Provision for losses charged to continuing operations	33,580	27,236	53,763	36,726
Net charge-offs:
Charge-offs	(45,662)	(14,067)	(91,571)	(17,574)
Recoveries	2,719	503	3,487	954

Net charge-offs	(42,943)	(13,564)	(88,084)	(16,620)
Provision for losses charged to discontinued operations	—	425	—	425

Balance, end of period	$59,366	$69,760	$59,366	$69,760

Annualized net charge-offs during the period to average loans	15.06%	3.54%	14.76%	2.17%
Annualized net charge-offs during the period to allowance for loan losses	290.14%	77.99%	299.21%	48.04%
Allowance for loan losses to loans held for investment (1)	5.83%	4.58%	5.83%	4.58%

(1)	Excludes discontinued operations.

The allowance for loan losses, as a percentage of loans held for investment, amounted to 5.83% at June 30, 2011, compared to 4.58% at June 30, 2010. At December 31, 2010, the allowance for loan losses, as a percentage of loans held for investment, was 7.18%.

The credit quality indicator presented for all classes within the loan portfolio is a widely used and standard system representing the degree of risk of nonpayment. The risk-grade categories presented in the following table are:

Pass - Loans categorized as Pass are higher quality loans that have adequate sources of repayment and little risk of collection.

Special Mention - A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard - A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of Substandard loans, does not have to exist in individual assets classified Substandard.

Doubtful - A loan classified as Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors, which may work to the advantage of strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans.

Loans categorized as Special Mention are considered Criticized. Loans categorized as Substandard or Doubtful are considered Classified.

The following table presents loan and lease balances by credit quality indicator as of June 30, 2011:

(dollars in thousands)	Nonclassified/ Pass (Ratings 1-5)	Special Mention (Rating 6)	Substandard (Rating 7)	Doubtful (Rating 8)	Total
Commercial and agricultural	$56,404	$4,610	$6,139	$501	$67,654
Real estate - construction	59,537	10,788	75,091	21,367	166,783
Real estate - mortgage:
1-4 family residential	326,488	13,604	33,604	3,911	377,607
Commercial	227,797	56,590	67,945	8,145	360,477
Consumer	44,728	145	590	290	45,753

Total	$714,954	$85,737	$183,369	$34,214	$1,018,274

The following table presents loan and lease balances by credit quality indicator as of December 31, 2010:

(dollars in thousands)	Nonclassified/ Pass (Ratings 1-5)	Special Mention (Rating 6)	Substandard (Rating 7)	Doubtful (Rating 8)	Total
Commercial and agricultural	$71,325	$6,375	$10,882	$5,165	$93,747
Real estate - construction	76,317	46,596	111,365	42,698	276,976
Real estate - mortgage:
1-4 family residential	324,369	18,398	34,662	11,430	388,859
Commercial	283,557	59,439	84,666	67,199	494,861
Consumer	48,620	—	609	303	49,532

Total	$804,188	$130,808	$242,184	$126,795	$1,303,975

The following table presents ALLL activity by portfolio segment for the three-month period as of June 30, 2011:

	For Three Months Ended June 30, 2011
	Commercial and Agriculture	Real Estate - Construction	Real Estate - Mortgage		Consumer	Total
(dollars in thousands)			1-4 Family Residential	Commercial
Allowance for loan losses:
Beginning balance at April 1, 2011	$8,719	$32,947	$9,751	$15,668	$1,644	$68,729
Charge-offs	(4,192)	(21,510)	(4,585)	(14,002)	(1,373)	(45,662)
Recoveries	467	714	469	693	376	2,719
Provision	1,533	16,268	3,395	11,260	1,124	33,580

Ending balance at June 30, 2011	$6,527	$28,419	$9,030	$13,619	$1,771	$59,366

The following table presents ALLL activity by portfolio segment for the six-month period as of June 30, 2011:

	For Six Months Ended June 30, 2011
	Commercial and Agriculture	Real Estate - Construction	Real Estate - Mortgage		Consumer	Total
(dollars in thousands)			1-4 Family Residential	Commercial
Allowance for loan losses:
Beginning balance at January 1, 2011	$11,144	$46,792	$7,742	$26,851	$1,158	$93,687
Charge-offs	(8,467)	(44,172)	(6,621)	(30,180)	(2,131)	(91,571)
Recoveries	533	904	562	742	746	3,487
Provision	3,317	24,895	7,347	16,206	1,998	53,763

Ending balance at June 30, 2011	$6,527	$28,419	$9,030	$13,619	$1,771	$59,366

Portion of ending balance:
Individually evaluated for impairment	$2,581	$18,427	$5,286	$6,365	$395	$33,054
Collectively evaluated for impairment	3,946	9,992	3,744	7,254	1,376	26,312

Total ALLL evaluated for impairment	$6,527	$28,419	$9,030	$13,619	$1,771	$59,366

Loans held for investment:
Ending balance at June 30, 2011	$67,654	$166,783	$377,607	$360,477	$45,753	$1,018,274

Portion of ending balance:
Individually evaluated for impairment	$5,371	$95,249	$30,244	$63,644	$480	$194,988
Collectively evaluated for impairment	62,283	71,534	347,363	296,833	45,273	823,286

Total loans evaluated for impairment	$67,654	$166,783	$377,607	$360,477	$45,753	$1,018,274

The following table presents ALLL activity by portfolio segment for the year ended December 31, 2010:

			Real Estate - Mortgage
(dollars in thousands)	Commercial and Agriculture	Real Estate - Construction	1-4 Family Residential	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance at January 1, 2010	$3,543	$23,932	$8,311	$12,729	$946	$49,461
Charge-offs	(9,832)	(53,374)	(9,060)	(15,418)	(3,566)	(91,250)
Recoveries	585	52	178	271	1,635	2,721
Provision	16,848	76,182	8,313	29,269	2,143	132,755

Ending balance at December 31, 2010	$11,144	$46,792	$7,742	$26,851	$1,158	$93,687

Portion of ending balance:
Individually evaluated for impairment	$7,451	$35,281	$5,448	$22,708	$—	$70,888
Collectively evaluated for impairment	3,693	11,511	2,294	4,143	1,158	22,799

Total ALLL evaluated for impairment	$11,144	$46,792	$7,742	$26,851	$1,158	$93,687

Loans held for investment:
Ending balance at December 31, 2010	$93,747	$276,976	$388,859	$494,861	$49,532	$1,303,975

Portion of ending balance:
Individually evaluated for impairment	$14,176	$152,465	$41,109	$132,537	$188	$340,475
Collectively evaluated for impairment	79,571	124,511	347,750	362,324	49,344	963,500

Total loans evaluated for impairment	$93,747	$276,976	$388,859	$494,861	$49,532	$1,303,975

The following table presents loans and leases on nonaccrual status by loan class for the dates indicated below:

(dollars in thousands)	June 30, 2011	December 31, 2010
Commercial and agricultural	$5,886	$13,274
Real estate - construction	95,895	144,605
Real estate - mortgage:
1-4 family residential	33,367	34,994
Commercial	72,191	131,866
Consumer	550	329

Total	$207,889	$325,068

As of June 30, 2011, there were $9.5 million of nonaccrual loans that were classified as held for sale. The Bank had no nonaccrual loans classified as held for sale at December 31, 2010.

The following table presents an aging analysis of accruing and nonaccruing loans as of June 30, 2011:

	Past Due				Current	Total Loans	90 or More Days Past Due and Accruing
(dollars in thousands)	30-59 Days	60-89 Days	90 or More Days	Total
Commercial and agricultural	$338	$796	$4,186	$5,320	$62,334	$67,654	$—
Real estate - construction	2,018	3,885	62,803	68,706	98,077	166,783	—
Real estate - mortgage:
1-4 family residential	2,105	1,461	21,978	25,544	352,063	377,607	—
Commercial	5,965	4,059	32,309	42,333	318,144	360,477	—
Consumer	369	5	319	693	45,060	45,753	—

Total	$10,795	$10,206	$121,595	$142,596	$875,678	$1,018,274	$—

The following table presents an aging analysis of accruing and nonaccruing loans as of December 31, 2010:

	Past Due				Current	Total Loans	90 or More Days Past Due and Accruing
(dollars in thousands)	30-59 Days	60-89 Days	90 or More Days	Total
Commercial and agricultural	$1,610	$3,622	$5,186	$10,418	$83,329	$93,747	$48
Real estate - construction	21,687	10,532	98,099	130,318	146,658	276,976	212
Real estate - mortgage:
1-4 family residential	11,199	7,016	22,505	40,720	348,139	388,859	4,167
Commercial	9,798	12,430	74,271	96,499	398,362	494,861	380
Consumer	199	44	160	403	49,129	49,532	11

Total	$44,493	$33,644	$200,221	$278,358	$1,025,617	$1,303,975	$4,818

A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments or principal and interest when due according to the contractual terms of the loan agreement. The following table presents impaired loans, segregated by portfolio segment, and the corresponding reserve for impaired loan losses as of June 30, 2011:

(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance

With no related allowance recorded:
Commercial and agricultural	$2,452	$3,521	$—
Real estate - construction	41,846	66,966	—
Real estate - mortgage:
1-4 family residential	14,626	16,655	—
Commercial	36,536	49,153	—
Consumer	110	130	—

With an allowance recorded:
Commercial and agricultural	$3,660	$4,149	$2,581
Real estate - construction	54,049	65,236	18,427
Real estate - mortgage:
1-4 family residential	18,772	20,581	5,286
Commercial	27,794	31,438	6,365
Consumer	440	442	395

Total:
Commercial and agricultural	$6,112	$7,670	$2,581
Real estate - construction	95,895	132,202	18,427
Real estate - mortgage:
1-4 family residential	33,398	37,236	5,286
Commercial	64,330	80,591	6,365
Consumer	550	572	395

The following table presents impaired loans, segregated by portfolio segment, the corresponding reserve for impaired loan losses and the average recorded investment as of December 31, 2010:

(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:
Commercial and agricultural	$4,530	$6,108	$—	$5,970
Real estate - construction	56,638	73,579	—	74,440
Real estate - mortgage:
1-4 family residential	26,737	29,173	—	29,720
Commercial	45,042	52,565	—	54,674
Consumer	205	207	—	192

With an allowance recorded:
Commercial and agricultural	$9,707	$11,054	$7,451	$8,228
Real estate - construction	95,890	112,858	35,281	86,329
Real estate - mortgage:
1-4 family residential	14,727	15,855	5,448	11,563
Commercial	87,716	96,436	22,708	84,015
Consumer	—	—	—	—

Total:
Commercial and agricultural	$14,237	$17,162	$7,451	$14,198
Real estate - construction	152,528	186,437	35,281	160,769
Real estate - mortgage:
1-4 family residential	41,464	45,028	5,448	41,283
Commercial	132,758	149,001	22,708	138,689
Consumer	205	207	—	192

Interest income recognized after the above loans became impaired was immaterial as of December 31, 2010.

Average recorded investment and interest income recognized on impaired loans, segregated by portfolio segment, is shown in the following table as of June 30, 2011:

	Three Months Ended June 30, 2011		Six Months Ended June 30, 2011
(dollars in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial and agricultural	$3,086	$—	$3,756	$—
Real estate - construction	61,867	—	60,795	—
Real estate - mortgage:
1-4 family residential	19,685	1	20,692	1
Commercial	58,170	1	52,421	1
Consumer	161	—	249	—

With an allowance recorded:
Commercial and agricultural	$5,879	$—	$6,738	$—
Real estate - construction	60,059	—	65,267	—
Real estate - mortgage:
1-4 family residential	17,589	—	17,242	—
Commercial	32,829	1	64,386	1
Consumer	282	—	195	—

Total:
Commercial and agricultural	$8,965	$—	$10,494	$—
Real estate - construction	121,926	—	126,062	—
Real estate - mortgage:
1-4 family residential	37,274	1	37,934	1
Commercial	90,999	2	116,807	2
Consumer	443	—	444	—

11. Premises and Equipment, Net

The following table summarizes the premises and equipment balances, net at the dates indicated.

(dollars in thousands)	June 30, 2011	December 31, 2010
Land	$11,675	$11,675
Building and improvements	37,515	37,572
Furniture and equipment	30,378	30,764
Leasehold improvements	1,611	1,611

Premises and equipment, gross	81,179	81,622
Accumulated depreciation and amortization	(37,757)	(36,693)

Premises and equipment, net	$43,422	$44,929

12. Other Real Estate Owned and Property Acquired in Settlement of Loans

Other real estate represents properties acquired through foreclosure or deed in lieu thereof. The property is classified as held for sale. The property is initially carried at fair value based on recent appraisals, less estimated costs to sell. Declines in the fair value of properties included in other real estate below carrying value are recognized by a charge to income.

The following table summarizes properties acquired in settlement of loans and personal property acquired in settlement of loans, the latter of which is included within the other assets financial statement line item on the Consolidated Balance Sheet at the periods indicated.

(dollars in thousands)	June 30, 2011	December 31, 2010
Real estate acquired in settlement of loans	$101,384	$62,058
Personal property acquired in settlement of loans	147	138

Total property acquired in settlement of loans	$101,531	$62,196

The following tables summarize the changes in real estate acquired in settlement of loans at the periods indicated.

	For Three Months Ended
(dollars in thousands)	June 30, 2011	June 30, 2010
Real estate acquired in settlement of loans, beginning of period	$67,331	$41,359
Plus: New real estate acquired in settlement of loans	52,680	7,157
Less: Sales of real estate acquired in settlement of loans	(8,681)	(2,886)
Less: Write-downs and net loss on sales charged to expense	(9,946)	(3,628)

Real estate acquired in settlement of loans, end of period	$101,384	$42,002

	For Six Months Ended
(dollars in thousands)	June 30, 2011	June 30, 2010
Real estate acquired in settlement of loans, beginning of period	$62,058	$35,170
Plus: New real estate acquired in settlement of loans	73,967	15,597
Less: Sales of real estate acquired in settlement of loans	(10,399)	(5,066)
Less: Write-downs and net loss on sales charged to expense	(24,242)	(3,699)

Real estate acquired in settlement of loans, end of period	$101,384	$42,002

During the three- and six-month periods ended June 30, 2011, the Bank received proceeds of $8.7 million and $10.4 million, respectively, in total sales of property acquired in settlement of loans. During the three- and six-month periods ended June 30, 2010, the Bank received proceeds of $2.3 million and $5.1 million, respectively, in total sales of property acquired in settlement of loans. At June 30, 2011, six assets with a net carrying amount of $13.8 million were under contract for sale and are expected to close in the third quarter of 2011. Estimated losses with these sales have been recognized in the Consolidated Statements of Operations in the second quarter of 2011.

13. Deposits

Traditional deposit accounts have historically been the primary source of funds for the Company and a competitive strength of the Company. Traditional deposit accounts also provide a customer base for the sale of additional financial products and services and fee income through service charges. The Company sets targets for growth in deposit accounts annually in an effort to increase the number of products per banking relationship. Deposits are attractive sources of funding because of their stability and generally low cost as compared with other funding sources.

The following table summarizes traditional deposit composition at the periods indicated.

(dollars in thousands)	June 30, 2011	December 31, 2010
Noninterest-bearing demand deposits	$156,059	$148,933
Interest-bearing demand deposits	228,869	230,084
Savings deposits	45,655	43,724
Money market deposits	282,556	312,007
Brokered deposits	129,024	140,151
Time deposits less than $100,000	398,393	416,098
Time deposits $100,000 or more	364,398	405,393

Total deposits	$1,604,954	$1,696,390

At June 30, 2011, $0.3 million of overdrawn transaction deposit accounts were reclassified to loans, compared with $0.3 million at December 31, 2010.

The following table summarizes interest expense on traditional deposit accounts at the periods indicated.

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
(dollars in thousands)	2011	2010	2011	2010
Interest-bearing demand deposits	$435	$620	$917	$1,199
Savings deposits	29	815	57	56
Money market deposits	562	28	1,145	1,756
Time deposits	3,937	4,752	8,013	9,606

Total interest expense on deposits	$4,963	$6,215	$10,132	$12,617

As a result of being critically undercapitalized at June 30, 2011, under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank’s capital levels do not allow the Bank to increase or renew brokered deposits balances, including all Certificate of Deposit Account Registry Service (“CDARS”), without prior approval from regulators. Regulatory limitations on the ability to accept brokered deposits will also limit the Company’s deposit funding options. Based on its existing capital ratios, the Bank could be subject to limitations on the maximum interest rates it can pay on deposit accounts and certain restrictions on brokered deposits. However, on August 2, 2010, the Bank was notified by the FDIC that the geographic areas in which the Bank operates are considered high-rate areas. Accordingly, the Bank is able to offer interest rates on deposits up to 75 basis points over the prevailing interest rates in its geographic areas.

14. Borrowings

The following schedule details the Company’s FHLB borrowings and other indebtedness at the periods indicated.

(dollars in thousands)	June 30, 2011	December 31, 2010
Retail repurchase agreements	$10,056	$9,628
Federal Home Loan Bank advances	144,456	144,485
Subordinated debt	2,500	7,500
Junior subordinated debt	56,702	56,702

Total borrowings	$213,714	$218,315

Funds are borrowed on an overnight basis through retail repurchase agreements with bank customers and federal funds purchased from other financial institutions. Retail repurchase agreement borrowings are collateralized by securities of the U.S. Treasury and U.S. Government agencies and corporations.

At June 30, 2011, the Bank had a line of credit at the FRBR totaling $23.7 million, of which there was no outstanding balance at period end. The Bank had no other federal funds purchased lines as of June 30, 2011. At December 31, 2010, the Bank had no line of credit at the Federal Reserve Bank.

At June 30, 2011, the FHLB advances have approximate contractual maturities between five months and seven years. The scheduled maturities of the advances are as follows:

(dollars in thousands)
2011	$25,000
2012	15,000
2013	20,231
2014	15,324
2015	18,511
2016 and thereafter	50,390

Total FHLB advances	$144,456

The Bank had no line of credit with the FHLB at June 30, 2011. However, at June 30, 2011, current outstanding FHLB advances under the discontinued line amounted to $144.5 million and were at interest rates ranging from 0.27% to 6.15%. These borrowings were secured by delivered collateral on qualifying mortgage loans and, as required, by other qualifying collateral. At December 31, 2010, FHLB advances amounted to $144.5 million and were at interest rates ranging from 0.27% to 6.15%.

FNB United has junior subordinated deferrable interest debentures (“Junior Subordinated Debentures”) outstanding. Two issues of Junior Subordinated Debentures resulted from funds invested from the sale of trust preferred securities by FNB United Statutory Trust I (“FNB Trust I”) and by FNB United Statutory Trust II (“FNB Trust II”), which are owned by FNB United. Two additional issues of Junior Subordinated Debentures were acquired on April 28, 2006 as a result of the merger with Integrity Financial Corporation. These acquired issues resulted from funds invested from the sale of trust preferred securities by Catawba Valley Capital Trust I (“Catawba Trust I”) and by Catawba Valley Capital Trust II (“Catawba Trust II”), which were owned by Integrity and acquired by FNB United in the merger. FNB United initiated the redemption of the securities issued by Catawba Valley Trust I as of December 30, 2007 and that trust was subsequently dissolved.

FNB United fully and unconditionally guarantees the preferred securities issued by each trust through the combined operation of the debentures and other related documents. Obligations under these guarantees are unsecured and subordinate to senior and subordinated indebtedness of the Company. The trust preferred securities qualify as Tier 1 and Tier 2 capital for regulatory capital purposes.

On December 30, 2010 and February 28, 2011, the Bank consummated conversion agreements with SunTrust Bank, pursuant to which $12.5 million of the outstanding principal amount of the $15.0 million subordinated term loan from SunTrust to the Bank issued on June 30, 2008 was converted into 12.5 million shares of nonvoting, nonconvertible, nonredeemable cumulative preferred stock, par value $1.00 per share, of the Bank. The Bank amended its articles of association to authorize the preferred stock issued to SunTrust in the conversions. The preferred stock carries an 8.0% dividend rate. The remaining $2.5 million of subordinated debt owed by the Bank to SunTrust was ratified and confirmed but with interest being payable monthly rather than quarterly beginning on March 31, 2011. Immediately prior to the conversion, the Bank paid the interest accrued and unpaid to February 28, 2011 on the subordinated debt.

On August 1, 2011, the Bank entered into an agreement with SunTrust Bank to settle the $2.5 million in subordinated debt for cash in an amount equal to 35% of the principal amount of the debt, plus 100% of the accrued but unpaid interest on the debt as of the closing date of the proposed merger with Bank of Granite Corporation. The agreement also provides for the Bank’s repurchase of the 12.5 million shares of Bank preferred stock owned by SunTrust Bank for cash in an amount equal to 25% of the aggregate liquidation amount of the preferred stock, plus 100% of the accrued but unpaid dividends thereon as of the closing date of the merger with Bank of Granite Corporation. See Note 22, Subsequent Events.

During the second quarter of 2010, the Company suspended payment of interest on trust preferred securities for liquidity purposes. The associated interest expense on junior subordinated debt has been fully accrued and is included in the Consolidated Statements of Operations.

15. Deferred Income Taxes

Deferred taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Excluding unrealized losses on available-for-sale securities, the Company has recorded a 100% deferred tax valuation allowance related to various temporary differences, principally consisting of the provision for loan losses and its net operating loss carryforwards.

In the second quarter of 2011, the Company, excluding discontinued operations, recorded less than $0.4 million of federal income tax benefit to reduce its deferred tax valuation allowance established on previously recorded deferred tax assets. The tax benefit resulted from adjustment of the deferred tax liability related to appreciation in the Company’s available-for-sale investment portfolio. The Company also recorded a deferred tax valuation allowance on the tax benefit related to the loss recognized during the six months ended June 30, 2011, due to the uncertainty of future taxable income necessary to fully realize the recorded net deferred tax asset.

Changes in net deferred tax asset were as follows:

(dollars in thousands)	June 30, 2011	December 31, 2010
Balance at beginning of year	$925	$447
Income tax effect from change in unrealized gains on available-for-sale securities	(1,819)	2,212
Employee benefit plan	(232)	(427)
Deferred income tax benefit on continuing operations	37,191	52,083
Deferred income tax benefit on discontinuing operations	213	—
Valuation allowance on deferred tax assets	(35,963)	(53,390)

Balance at end of period	$315	$925

The components of deferred tax assets and liabilities and the tax effect of each are as follows:

(dollars in thousands)	June 30, 2011	December 31, 2010
Deferred tax assets:
Allowance for loan losses	$24,049	$37,388
Net operating loss	78,749	36,902
Compensation and benefit plans	2,100	2,102
Fair value basis of loans	—	—
Pension and other post-retirement benefits	1,219	1,451
Interest rate swap	—	—
Other real estate owned	11,214	3,815
Net unrealized securities losses	—	343
Other	712	701

Subtotal deferred tax assets	118,043	82,702
Less: Valuation allowance	(111,698)	(75,735)

Total deferred tax assets	6,345	6,967

Deferred tax liabilities:
Core deposit intangible	1,491	1,648
Mortgage servicing rights	—	931
Depreciable basis of premises and equipment	1,086	1,251
Net deferred loan fees and costs	865	898
Net unrealized securities gains	1,476	—
SAB 109 valuation	—	265
Other	1,112	1,049

Total deferred tax liabilities	6,030	6,042

Net deferred tax assets	$315	$925

As of June 30, 2011 and December 31, 2010, net deferred income tax assets totaling $0.3 million and $0.9 million, respectively, are recorded on the Company’s balance sheet. No valuation allowance is recorded for unrealized losses on investment securities because it is not more likely than not that the Company will have to sell these securities at a loss.

16. Postretirement Employee Benefit Plans

The accompanying table details the components of the net periodic costs of the Company’s postretirement benefit plans as recognized in the Company’s Consolidated Statements of Operations:

(dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Pension Plan
Service cost	$—	$46	$—	$91
Interest cost	171	172	342	344
Expected return on plan assets	(175)	(147)	(350)	(296)
Amortization of prior service cost	—	1	—	1
Amortization of net actuarial loss	85	92	170	184

Net periodic pension cost	$81	$164	$162	$324

Supplemental Executive Retirement Plan
Service cost	$(10)	$31	$—	$92
Interest cost	46	68	94	107
Expected return on plan assets	—	—	—	—
Amortization of prior service credit	25	24	24	24
Amortization of net actuarial loss	(61)	(30)	(54)	(18)

Net periodic SERP cost	$—	$93	$64	$205

Other Postretirement Defined Benefit Plans
Service cost	$10	$7	$10	$13
Interest cost	30	35	60	58
Expected return on plan assets	—	—	—	—
Amortization of prior service cost/(credit)	(14)	(1)	(2)	(2)
Amortization of net actuarial loss	14	6	14	12

Net periodic postretirement benefit cost	$40	$47	$82	$81

The Company contributed $750,000 to its pension plan in 2011. The other postretirement benefit plans are unfunded plans; and consequently, there are no plan assets or cash contribution requirements other than for the direct payment of benefits.

17. Recent Accounting Pronouncements

In July 2010, the FASB issued an update to the accounting standards for disclosures associated with credit quality and the allowance for loan losses. This standard requires additional disclosures related to the allowance for loan loss with the objective of providing financial statement users with greater transparency about an entity’s loan loss reserves and overall credit quality. Additional disclosures include showing on a disaggregated basis the aging of receivables, credit quality indicators, and troubled debt restructurings with their effect on the allowance for loan loss. The disclosures as of the end of a reporting period are effective for interim and annual periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this standard did not have a material impact on the Company’s consolidated financial position and results of operations; however, it increased the amount of disclosures in the notes to the financial statements.

In April 2011, the FASB issued an update to the accounting standards that clarifies which loan modifications constitute troubled debt restructurings. The standard updated is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. This standard update also addresses the deferral of the disclosures related to troubled debt restructurings as required by the July 2010 accounting standard update on disclosures associated with credit quality and the allowance for loan losses. For public companies, the new guidance is effective for the interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption.

In April 2011, the criteria used to determine effective control of transferred assets in the Transfers and Servicing topic of the ASC was amended by ASU 2011-03. The requirement for the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and the collateral maintenance implementation guidance related to that criterion were removed from the assessment of effective control. The other criteria to assess effective control were not changed. The amendments are effective for the Company beginning January 1, 2012. The Company is evaluating the impact of the adoption of this standard.

ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments will be effective for the Company beginning January 1, 2012. The Company is evaluating the impact of the adoption of this standard.

The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders’ equity. The amendment requires consecutive presentation of the statement of net income and other comprehensive income and requires an entity to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements. The amendments will be applicable to the Company on January 1, 2012 and will be applied retrospectively.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

18. Derivative Financial Instruments

The Company is exposed to interest rate risk relating to its ongoing business operations. In connection with its asset/liability management objectives, the Company has entered into interest rate swaps.

During the fourth quarter 2009 and first quarter 2010, the Bank entered into four interest rate swaps totaling $45.0 million, using a receive-fixed swap to mitigate the exposure to changes in the fair value attributable to the benchmark interest rate (3-month LIBOR) of the hedged items (FHLB advances) from the effective date to the maturity date of the hedged instruments. As structured, the pay-variable, receive-fixed swaps are evaluated as fair value hedges and are considered highly effective. As highly effective hedges, all fair value designated hedges and the underlying hedged instrument are recorded on the balance sheet at fair value with the periodic changes of the fair value reported in the income statement.

For the three- and six-month periods ended June 30, 2011, the interest rate swaps designated as a fair value hedge resulted in decreased interest expense of $229,000 and $454,300, respectively, on FHLB advances than would otherwise have been recognized for the liability. The fair value of the swaps at June 30, 2011 was recorded on the Consolidated Balance Sheets as an asset in the amount of $1.6 million.

Net gains recognized on the fair value swaps were $169,000 at June 30, 2011 and $94,600 at June 30, 2010.

Mortgage banking derivatives used in the ordinary course of business consist of mandatory forward sales contracts (forward contracts) and rate lock loan commitments. The fair value of the Company’s derivative instruments is measured primarily by obtaining pricing from broker-dealers recognized to be market participants. These operations discontinued in March 2011.

The table below provides data about the carrying values of derivative instruments:

	As of June 30, 2011			As of December 31, 2010
	Assets	(Liabilities)		Assets	(Liabilities)
(dollars in thousands)	Carrying Value	Carrying Value	Derivative Net Carrying Value	Carrying Value	Carrying Value	Derivative Net Carrying Value
Derivatives designated as hedging instruments:
Interest rate swap contracts - trust preferred (1)	$—	$—	$—	$—	$—	$—
Interest rate swap contracts - FHLB advances (1)	1,574	—	1,574	1,415	—	1,415

Derivatives not designated as hedging instruments:
Mortgage loan rate lock commitments (2)	$—	$—	$—	$—	$(55)	$(55)
Mortgage loan forward sales and MBS (3)	—	—	—	44	—	44

(1)	Included in “Other assets” on the Company’s Consolidated Balance Sheets.
(2)	Included in “Liabilities from discontinued operations” on the Company’s Consolidated Balance Sheets.
(3)	Included in “Assets from discontinued operations” on the Company’s Consolidated Balance Sheets.

The following table provides data about the amount of gains and losses related to derivative instruments designated as hedges included in the Accumulated other comprehensive loss section of Shareholders’ Equity on the Company’s Consolidated Balance Sheets, and in Other income in the Company’s Consolidated Statements of Operations:

	Loss, Net of Tax Recognized in Accumulated Other Comprehensive Loss (Effective Portion)
(dollars in thousands)	As of June 30, 2011	As of June 30, 2010
Derivatives designated as hedging instruments:
Interest rate swap contracts - trust preferred	$—	$(111)

	Gain Net of Tax Recognized in Income
(dollars in thousands)	As of June 30, 2011	As of June 30, 2010
Derivatives designated as hedging instruments:
Interest rate swap contracts - FHLB advances	$102	$57

	Gain/(Loss) During Six Months Ended
(dollars in thousands)	June 30, 2011	June 30, 2010
Derivatives not designated as hedging instruments:
Mortgage loan rate lock commitments (1)	$55	$161
Mortgage loan forward sales and MBS (1)	(44)	(468)

Total	$11	$(307)

(1)	Recognized in “Net loss from discontinued operations” in the Company’s Consolidated Statements of Operations.

19. Fair Values of Assets and Liabilities

Reclassification

Upon further review of the classification of our assets recorded at fair value on a nonrecurring basis within the fair value hierarchy, we determined that our impaired loans and other real estate owned which were previously classified as level 2 assets given that their estimated fair value was based on current appraisals should be considered level 3 assets rather than level 2 assets. Therefore, we have reclassified $39,298 in impaired loans and $5,740 in other real estate owned from level 2 to level 3 as of June 30, 2011 and $70,827 in impaired loans and $7,948 in other real estate owned from level 2 to level 3 as of December 31, 2010.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale, derivative assets, certain FHLB advances hedged by interest rate swaps designated as fair value hedges, and mortgage servicing rights are recorded at fair value on a recurring basis. Additionally, from time-to-time, the Company may be required to record at fair value other assets and liabilities on a nonrecurring basis, such as loans held for sale, loans held for investment, impaired loans and certain other assets and liabilities. These nonrecurring fair value adjustments typically involve application of lower or cost or market accounting or write-downs of individual assets or liabilities.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investments Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 may include asset-backed securities in less liquid markets.

Liquidity is a significant factor in the determination of the fair values of available-for-sale debt securities. Market price quotes may not be readily available for some positions, or positions within a market sector where trading activity has slowed significantly or ceased. Some of these instruments are valued using a discounted cash flow model, which estimates the fair value of the securities using internal credit risk, interest rate and prepayment risk models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity and prepayment rates. Principal and interest cash flows are discounted using an observable discount rate for similar instruments with adjustments that management believes a market participant would consider in determining fair value for the specific security. Underlying assets are valued using external pricing services, where available, or matrix pricing based on the vintages and ratings. Situations of illiquidity generally are triggered by the market’s perception of credit uncertainty regarding a single company or a specific market sector. In these instances, fair value is determined based on limited available market information and other factors, principally from reviewing the issuer’s financial statements and changes in credit ratings made by one or more ratings agencies.

Loans Held for Sale

The majority of loans held for sale are carried at the lower of cost or market value. The sold loans are beyond the reach of the Bank in all respects and the purchasing investor has all rights of ownership, including the ability to pledge or exchange the loans. Most of loans sold are without recourse. Gains or losses on loan sales are recognized at the time of sale, are determined by the difference between net sales proceeds and the carrying value of the loan sold, and are included in Consolidated Statements of Operations.

Since loans held for sale are carried at the lower of cost or market value, the market value of loans held for sale is based on contractual agreements with independent third-party buyers. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and the related impairment is charged against the allowance or a specific allowance is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment. The fair value of impaired loans is estimated using one of several methods, including collateral net liquidation value, market value of similar debt, enterprise value, and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value of the expected repayments or collateral meet or exceed the recorded investments in such loans. At June 30, 2011 and December 31, 2010, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. Given the lack of observable market prices for identical properties, the Company records the impaired loans as nonrecurring Level 3.

Other Real Estate Owned

Other real estate owned (“OREO”) is adjusted to fair value upon transfer of the loans to OREO. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. Given the lack of observable market prices for identical properties, the Company records the OREO as nonrecurring Level 3.

Derivative Assets and Liabilities

Substantially all derivative instruments held or issued by the Company for risk management or customer-initiated activities are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company measures fair value using models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk. The Company classifies derivatives instruments held or issued for risk management or customer-initiated activities as Level 2.

Mortgage Servicing Rights

Mortgage servicing rights are recorded at fair value on a recurring basis, with changes in fair value recorded as a component of mortgage loan sales. A valuation model, which utilizes a discounted cash flow analysis using interest rates and prepayment speed assumptions currently quoted for comparable instruments and a discount rate, is used to determine fair value. Loan servicing rights are adjusted to fair value through a valuation allowance as determined by the model. As such, the Company classifies mortgage servicing rights as Level 3. Pursuant to an agreement dated December 29, 2010, the Company sold its mortgage servicing rights on mortgages owned by Fannie Mae and transferred the servicing of those mortgages on January 31, 2011.

Federal Home Loan Bank Advances

Four FHLB Advances totaling $45.0 million have been hedged through fair value hedges whereby the change in fair value of the advances is effectively offset by the change in fair value of the interest rate swaps. For those derivatives, the Company measures fair value using models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk. The Company classifies derivatives instruments held or issued for risk management or customer-initiated activities as Level 2. Fair value of derivatives are primarily estimated by discounting estimated cash flows using interest rates approximating the current market rate for similar terms and credit risk.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Assets and liabilities carried at fair value on a recurring basis at June 30, 2011 for continuing operations, including financial instruments that the Company accounts for under the fair value option, are summarized in the following table:

(dollars in thousands)	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale debt securities:
U.S. Treasury and government agencies	$11,975	$—	$11,975	$—
U.S. government sponsored agencies	53,131	—	53,131	—
States and political subdivisions	21,015	—	21,015	—
Residential mortgage-backed securities-GSE	294,558	—	294,558	—

Total available-for-sale securities	380,679	—	380,679	—

Loans held for sale	9,450	—	9,450	—
Fair value of interest rate swaps	1,574	—	1,574	—

Total assets at fair value from continuing operations	$391,703	$—	$391,703	$—

Liabilities:
FHLB advances - fair value hedge	$1,066	$—	$1,066	$—

Total liabilities at fair value from continuing operations	$1,066	$—	$1,066	$—

Assets and liabilities carried at fair value on a recurring basis at December 31, 2010 for continuing operations, including financial instruments that the Company accounts for under the fair value option, are summarized in the following table:

(dollars in thousands)	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale debt securities:
U.S. Treasury and government agencies	$21	$—	$21	$—
U.S. government sponsored agencies	23,516	—	23,516	—
States and political subdivisions	24,458	—	24,458	—
Residential mortgage-backed securities-GSE	257,336	—	257,336	—

Total available-for-sale securities	305,331	—	305,331	—

Mortgage servicing rights	2,359	—	—	2,359
Fair value of interest rate swaps	1,415	—	1,415	—

Total assets at fair value from continuing operations	$309,105	$—	$306,746	$2,359

Liabilities:
FHLB advances - fair value hedge	$1,076	$—	$1,076	$—

Total liabilities at fair value from continuing operations	$1,076	$—	$1,076	$—

Assets and liabilities carried at fair value on a recurring basis at June 30, 2011 for discontinued operations, including financial instruments which the Company accounts for under the fair value option, are summarized in the following table:

(dollars in thousands)	Total	Level 1	Level 2	Level 3
Assets:
Loans held for sale	$549	$—	$549	$—

Total assets at fair value from discontinued operations	$549	$—	$549	$—

Assets and liabilities carried at fair value on a recurring basis at December 31, 2010 for discontinued operations, including financial instruments which the Company accounts for under the fair value option, are summarized in the following table:

(dollars in thousands)	Total	Level 1	Level 2	Level 3
Assets:
Loans held for sale	$16,119	$—	$16,119	$—
Derivative assets - Dover	44	—	44	—

Total assets at fair value from discontinued operations	$16,163	$—	$16,163	$—

Liabilities:
Derivative liabilities - Dover	$55	$—	$55	$—

Total liabilities at fair value from discontinued operations	$55	$—	$55	$—

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods indicated.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Mortgage Servicing Rights For Three Months Ended
(dollars in thousands)	June 30, 2011	June 30, 2010
Beginning balance at April 1,	$—	$4,705
Total gains or losses (realized/unrealized):
Included in earnings	(28)	(242)
Purchases, issuances and settlements	28	288
Servicing rights sold	—	—

Ending balance at June 30,	$—	$4,751

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Mortgage Servicing Rights For Six Months Ended
(dollars in thousands)	June 30, 2011	June 30, 2010
Beginning balance at January 1,	$2,359	$4,857
Total gains or losses (realized/unrealized):
Included in earnings	(117)	(689)
Purchases, issuances and settlements	—	583
Servicing rights sold	(2,242)	—

Ending balance at June 30,	$—	$4,751

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period.

Assets measured at fair value on a nonrecurring basis are included in the following table at June 30, 2011 for continuing operations:

(dollars in thousands)	Total	Level 1	Level 2	Level 3
Impaired loans	$71,661	$—	$—	$71,661
Other real estate owned	54,722	—	—	54,722

Total assets at fair value from continuing operations	$126,383	$—	$—	$126,383

Assets measured at fair value on a nonrecurring basis are included in the following table at December 31, 2010 for continuing operations:

(dollars in thousands)	Total	Level 1	Level 2	Level 3
Impaired loans	$137,152	$—	$—	$137,152
Other real estate owned	19,173	—	—	19,173

Total assets at fair value from continuing operations	$156,325	$—	$—	$156,325

Assets measured at fair value on a nonrecurring basis are included in the following table at June 30, 2011 for discontinued operations:

(dollars in thousands)	Total	Level 1	Level 2	Level 3
Other real estate owned	$—	$—	$—	$—

Total assets at fair value from discontinued operations	$—	$—	$—	$—

Assets measured at fair value on a nonrecurring basis are included in the following table at December 31, 2010 for discontinued operations:

(dollars in thousands)	Total	Level 1	Level 2	Level 3
Other real estate owned	$168	$—	$—	$168

Total assets at fair value from discontinued operations	$168	$—	$—	$168

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value for each class of the Company’s financial instruments.

Cash and cash equivalents. The carrying amounts for cash and due from banks approximate fair value because of the short maturities of those instruments.

Investment securities. The fair value of investment securities is based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The fair value of equity investments in the restricted stock of the FRBR and FHLB approximates the carrying value.

Loans. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Substantially all residential mortgage loans held for sale are pre-sold and their carrying value approximates fair value. The fair value of variable rate loans with frequent repricing and negligible credit risk approximates book value. The fair value of loans is further discounted by credit and liquidity factors.

Accrued interest receivable and payable. The carrying amounts of accrued interest approximate fair value.

Bank-owned life insurance. The carrying value of bank-owned life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Interest Rate Swaps. Interest rate swaps are recorded at fair value on a recurring basis. Fair value measurement is based on discounted cash flow models. All future floating case flows are projected and both floating and fixed cash flows are discounted to the valuation date.

Deposits. The fair value of noninterest-bearing and interest-bearing demand deposits and savings are the amounts payable on demand because these products have no stated maturity. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed funds. The carrying value of retail repurchase agreements and federal funds purchased is considered to be a reasonable estimate of fair value. The fair value of Federal Home Loan Bank advances and other borrowed funds is estimated using the rates currently offered for advances of similar remaining maturities.

Subordinated debt. The carrying value of the Company’s fixed rate subordinated debt approximates fair value.

Junior subordinated debentures. Included in junior subordinated debentures are variable rate trust preferred securities issued by the Company. Fair values for the trust preferred securities were estimated by developing cash flow estimates for each of these debt instruments based on scheduled principal and interest payments and current interest rates. Once the cash flows were determined, a market rate for comparable subordinated debt was used to discount the cash flows to the present value. The estimated fair value (discount)/premium totaled $(15.8) million. The estimated fair value for the Company’s junior subordinated debentures is significantly lower than carrying value since credit spreads (i.e., spread to LIBOR) on similar trust preferred issues are currently much wider than when these securities were originally issued.

Financial instruments with off-balance sheet risk. The fair value of financial instruments with off-balance sheet risk is considered to approximate carrying value, since the large majority of these future financing commitments would result in loans that have variable rates and/or relatively short terms to maturity. For other commitments, generally of a short-term nature, the carrying value is considered to be a reasonable estimate of fair value.

The estimated fair values of financial instruments for continuing operations are as follows:

	As of June 30, 2011		As of December 31, 2010
(dollars in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets of Continuing Operations
Cash and cash equivalents	$160,791	$160,791	$160,594	$160,594
Investment securities: Available-for-sale	380,679	380,679	305,331	305,331
Loans held for sale	9,450	9,450	—	—
Loans, net	958,908	921,496	1,210,288	1,160,163
Accrued interest receivable	5,448	5,448	5,747	5,747
Bank-owned life insurance	32,511	32,511	31,968	31,968
Interest rate swaps	1,574	1,574	1,415	1,415

Financial Liabilities of Continuing Operations
Deposits	$1,604,954	$1,553,990	$1,696,390	$1,682,704
Retail repurchase agreements	10,056	10,056	9,628	9,628
Federal Home Loan Bank advances	144,456	150,741	144,485	150,466
Subordinated debt	2,500	2,500	7,500	7,500
Junior subordinated debentures	56,702	40,950	56,702	41,681
Accrued interest payable	3,020	3,020	2,592	2,592

The estimated fair values of financial instruments for discontinued operations are as follows:

	As of June 30, 2011		As of December 31, 2010
(dollars in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets of Discontinued Operations	$552	$552	$37,228	$37,228
Financial Liabilities of Discontinued Operations	—	—	11	11

20. Common Dividends

FNB United is a legal entity separate and distinct from the Bank and depends on the payment of dividends from the Bank to make dividend payments to its shareholders. FNB United and the Bank are subject to regulatory policies and requirements relating to the payment of dividends. As a result of the written agreement between FNB United and FRBR, FNB United may not declare or pay any dividends on common stock, or take any dividends from the Bank, without the prior written approval from the regulators. The Company has not declared any dividends with respect to its common stock in 2011.

Under federal law, the Bank must obtain the prior approval of the OCC to pay dividends if the total of all dividends declared by the Bank in any calendar year will exceed the sum of its net income for that year and its retained net income for the preceding two calendar years, less any transfers required by the OCC or to be made to retire any preferred stock. Federal law also prohibits the Bank from paying dividends that in the aggregate would be greater than its undivided profits after deducting statutory bad debts in excess of its loan loss allowance. The Consent Order further prohibits the Bank from paying any dividends without the prior written determination of supervisory non-objection of the OCC. The Bank is currently critically undercapitalized and thus is prohibited by law from making any dividend payments.

21. Capital Raise, Merger Agreement and Related Matters

Merger Agreement with the Bank of Granite and Recapitalization Investment and Subscription Agreements

On April 26, 2011, the Company and Bank of Granite Corporation (“Granite”), parent company of Bank of Granite, entered into an agreement and plan of merger (the “Merger Agreement”) pursuant to which a wholly owned subsidiary of the Company would, subject to the terms and conditions of the Merger Agreement, merge with and into Granite, with Granite surviving as a subsidiary of the Company (the “Merger”). Upon consummation of the Merger, each outstanding share of Granite’s common stock, par value $1.00 per share (“Granite Common Stock”), other than shares held by the Company, Granite or any of their respective wholly owned subsidiaries and other than shares owned in a fiduciary capacity or as a result of debts previously contracted, will be converted into the right to receive 3.375 shares of FNB Common Stock.

Also on April 26, 2011 and in connection with the Merger Agreement, the Company entered into separate binding investment agreements (the “Investment Agreements”) with Carlyle and Oak Hill Capital (together, the “Anchor Investors”) to sell to the Anchor Investors FNB common stock, subject to the terms of the Investment Agreements. The proposed investments are part of an aggregate $310 million capital raise by the Company. Subject to the terms and conditions of the Investment Agreements, each of the Anchor Investors agreed to purchase 484,375,000 shares of FNB common stock at a price of $0.16 per share, or approximately $77.5 million for each of Carlyle and Oak Hill Capital.

On June 16, 2011, the Company entered into binding subscription agreements with accredited investors pursuant to which those investors agreed to purchase common stock of the Company, at a purchase price of $0.16 per share, for an aggregate of approximately $75 million as part of the $310 million capital raise.

On August 4, 2011, the Company entered into binding subscription agreements with additional accredited investors and amendments to the Investment Agreements and certain of the subscription agreements executed on June 16, 2011 to secure and finalize allocations of the entire proposed $310 million capital raise. As a result of these amendments and new subscription agreements, each Anchor Investor will be investing approximately $79 million and the other investors will invest the remaining approximately $152 million. If the investments are completed, each Anchor Investor will own approximately 23% of the voting equity of the Company after giving effect to the Merger, the investments by the Anchor Investors and the other investors, and the other transactions contemplated to be implemented in connection with such transactions. Each of the other investors will own less than 4.99% of the voting equity of the Company.

Issuance of the shares upon the closing of the Investment Agreements and subscription agreements (the “Closing”) is subject to a number of conditions, which are set forth in the Investment Agreements and subscription agreements.

SunTrust Settlement

On August 1, 2011, the Bank and SunTrust Bank entered into an agreement (the “SunTrust Settlement”) to settle the $2.5 million in subordinated debt of the Bank held by SunTrust Bank for cash in amount equal to 35% of the principal amount of the debt, plus 100% of the accrued but unpaid interest on the debt as of the closing date of the Merger. The agreement also provides for the Bank’s repurchase of the 12.5 million shares of Bank preferred stock owned by SunTrust Bank for cash in an amount equal to 25% of the aggregate liquidation amount of the preferred stock, plus 100% of the accrued but unpaid dividends thereon as of the closing date of the Merger.

TARP Exchange

The United States Department of the Treasury (the “Treasury”) issued a letter, dated April 6, 2011, indicating its agreement to exchange the Company’s preferred stock held by the Treasury for the Company’s Common Stock having a value equal to the sum of 25% of the aggregate liquidation preference of the preferred stock (i.e., $51.5 million) plus 100% of the amount of accrued and unpaid dividends on the preferred stock as of the closing date (the “TARP Exchange”). In the letter of intent, the Treasury also indicated its intent to adjust its warrant to reduce the warrant exercise price.

Deferred Prosecution Agreement

The Anchor Investors required that the Investment Agreements include, as a condition to closing, that the Bank resolve a potential claim with the U.S. Attorney for the Western District of North Carolina (the “U.S. Attorney”) and the U.S. Department of Justice (the “DOJ”) arising from a Grand Jury Subpoena received by the Bank from the U.S. Attorney dated August 11, 2010. The subpoena related to one of the Bank’s customers who, at the time of the subpoena, was under indictment for, and was subsequently convicted of, securities fraud, wire fraud and money laundering relating to a suspected Ponzi scheme. The Bank responded in full to the subpoena, which had requested comprehensive documentation related to the Bank’s compliance with the Bank Secrecy Act and Anti-Money Laundering (“BSA/AML”) laws from January 1, 2005 onward.

To facilitate the signing of the Investment Agreements, following discussions with representatives of the U.S. Attorney and the DOJ, the Bank, the U.S. Attorney and the DOJ agreed to enter into a deferred prosecution agreement (“DPA”) to settle any potential claims. The DPA was signed on April 26, 2011 and its effectiveness is conditioned on approval of the DPA by the U.S. District Court for the Western District of North Carolina (the “District Court”). Under the terms of the DPA, the DPA will be in effect for 24 months from its effective date and will require the Bank to (1) implement the Office of the Comptroller of the Currency’s recommendations relating to the Bank’s BSA/AML compliance program, (2) pay on the Closing Date $400,000 to the District Court for distribution to the victims of the fraud perpetrated by the customer, (3) submit to the U.S. Attorney and the DOJ periodic certifications of the Bank’s BSA/AML compliance, and (4) strengthen the Bank’s BSA/AML compliance program in order to support a finding within six months after the termination date of the DPA that no material deficiencies exist with respect to the Bank’s BSA/AML program. It is not expected that there will be any other actions required by the Bank with respect to this matter other than those contained in the DPA or that compliance with the DPA will have a material adverse effect on the Bank’s operations. In return for the Bank’s compliance with these undertakings, the DPA obligates the U.S. Attorney and the DOJ to, within 30 days after its expiration (extendable for up to 60 additional days at DOJ’s discretion), request dismissal of the criminal charges filed against the Bank in connection with the execution of the DPA.

Tax Benefit Preservation Plan

On April 8, 2011, the Board of Directors of the Company, declared a dividend of one preferred share purchase right (a “Right”) in respect of each share of common stock of the Company (“Common Share”) outstanding at the close of business on April 25, 2011 (the “Record Date”), and to become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (each as defined in the Plan). The Rights will be issued pursuant to a Tax Benefits Preservation Plan, dated as of April 15, 2011 (the “Plan”), between the Company and Registrar and Transfer Company, as Rights Agent (the “Rights Agent”). Each Right represents the right to purchase, upon the terms and subject to the conditions in the Plan, 1/10,000th of a share of Junior Participating Preferred Stock, Series B, par value $10.00 per share (“Preferred Share”), for $0.64 (the “Purchase Price”), subject to adjustment.

The purpose of the Plan is to protect the Company’s ability to use certain tax assets, such as net operating loss carry-forwards (the “Tax Benefits”), to offset future income. The Company’s use of the Tax Benefits in the future would be significantly limited if it experiences an “ownership change” for U.S. federal income tax purposes. In general, an “ownership change” will occur if there is a cumulative increase in the Company’s ownership by “5-percent shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

The Plan is designed to reduce the likelihood that the Company will experience an ownership change by discouraging any person from becoming a beneficial owner of 4.99% or more of the then outstanding Common Shares (a “Threshold Holder”). There is no guarantee, however, that the Plan will prevent the Company from experiencing an ownership change.

A corporation that experiences an ownership change will generally be subject to an annual limitation on certain of its pre-ownership change tax assets in an amount generally equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments).

In connection with the adoption of the Plan above, the Board of Directors approved an amendment to Company’s Articles of Incorporation for the purpose of creating the Junior Participating Preferred Stock, Series B, par value $10.00 per share, and to fix the designation, preferences, limitations and relative rights thereof (the “Articles of Amendment”). The Articles of Amendment were filed with the Secretary of the State of North Carolina and became effective on April 15, 2011.

22. Subsequent Events

On August 1, 2011, the Bank and SunTrust Bank entered into an agreement to settle the $2.5 million in subordinated debt of the Bank held by SunTrust Bank for cash in amount equal to 35% of the principal amount of the debt, plus 100% of the accrued but unpaid interest on the debt as of the closing date of the proposed merger with Bank of Granite Corporation. The agreement also provides for the Bank’s repurchase of the 12.5 million shares of Bank preferred stock owned by SunTrust Bank for cash in an amount equal to 25% of the aggregate liquidation amount of the preferred stock, plus 100% of the accrued but unpaid dividends thereon as of the closing date of the merger.

On August 3, 2011, the Company received written notice from The Nasdaq Stock Market of the Nasdaq staff’s determination that the Company has not regained compliance with Nasdaq Listing Rule 5550(a)(2), the bid price rule. On August 2, 2010, the Nasdaq staff notified the Company that it was not in compliance with Listing Rule 5450(a)(1), the bid price rule for continued listing on The Nasdaq Global Market, and provided the Company 180 calendar days, or until January 31, 2011, to regain compliance with the rule. Subsequently, on February 3, 2011, the Company transferred to The Nasdaq Capital Market and was afforded a second 180-day period, or until August 1, 2011, to regain compliance. The Company previously received a notice dated June 10, 2011 from The Nasdaq Stock Market that the Company is also not in compliance with Nasdaq Listing Rule 5550(b)(1), the stockholders’ equity rule. The Company is in the process of appealing the determination of the Nasdaq staff to remove the Company’s common stock from listing and registration on The Nasdaq Stock Market. The Company’s common stock will continue to trade on The Nasdaq Capital Market under the symbol “FNBN” during the appeals period.

On August 4, 2011, the Company entered into binding subscription agreements with various accredited investors and amendments to the investment agreements with Carlyle and Oak Hill Capital and certain of the subscription agreements executed on June 16, 2011 to finalize allocations of the Company’s proposed $310 million capital raise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors

FNB United Corp. and Subsidiary

Asheboro, North Carolina

We have audited the accompanying consolidated balance sheets of FNB United Corp. and Subsidiary (the “Corporation”) as of December 31, 2010 and 2009, and the related consolidated statements of loss, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FNB United Corp. and Subsidiary at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the consolidated financial statements for 2010 have been restated for the correction of an error.

The accompanying consolidated financial statements have been prepared assuming that the Corporation will continue as a going concern. The Corporation continued to incur significant net losses in 2010, primarily from the higher provisions for loan losses due to the significant level of non-performing assets. The Corporation has insufficient capital per regulatory guidelines and has failed to reach capital levels required in the Consent Order issued by the Office of the Comptroller of the Currency (the “OCC”) in 2010. These matters raise substantial doubt about the Corporation’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 4 of the consolidated financial statements. The 2010 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FNB United Corp. and Subsidiary’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2011 (May 23, 2011 as to the effects of the second material weakness described in Management’s Report on Internal Control over Financial Reporting) expressed an adverse opinion on the effectiveness of the Corporation’s internal control over financial reporting.

/s/ Dixon Hughes Goodman LLP

(formerly Dixon Hughes PLLC)

Charlotte, North Carolina

March 14, 2011 (May 23, 2011 as to the effects of the restatement as described in Note 2 and September 9, 2011 as to the effects of the reclassification as described in Note 22)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors

FNB United Corp. and Subsidiary

Asheboro, North Carolina

We have audited FNB United Corp. and Subsidiary (the “Corporation”)’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our report dated March 14, 2011, we expressed an adverse opinion on internal control over financial reporting due to the identification of a material weakness related to the valuation of other real estate owned. As described below, another material weakness was identified as a result of the restatement of the previously issued financial statements. Although the identification of the additional material weakness does not change the assessment of the ineffectiveness of internal control over financial reporting, management’s report on internal control over financial reporting and our report on internal control over financial reporting have been revised to disclose the additional material weakness identified.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the valuation of other real estate owned and evaluation of subsequent events on the valuation of impaired loans and other real estate owned have been identified and included in management’s assessment. The material weakness related to evaluation of subsequent events has resulted in the restatement of the Corporation’s 2010 consolidated financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, FNB United Corp. and Subsidiary has not maintained effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of FNB United Corp. and Subsidiary as of December, 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 and our report on those consolidated financial statements dated March 14, 2011 (May 23, 2011 as to the effects of the restatement as described in Note 2 and September 9, 2011 as to the effects of the reclassification as described in Note 22), expressed an unqualified opinion thereon and included explanatory paragraphs relating to the existence of substantial doubt about the Corporation’s ability to continue as a going concern, and the restatement described in Note 2. The aforementioned material weaknesses were considered in assessing the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements of the Corporation. These material weaknesses do not affect our report on those consolidated financial statements.

We do not express an opinion or any other form of assurance on management’s statement referring to compliance with designated laws and regulations related to safety and soundness.

/s/ Dixon Hughes Goodman LLP

(formerly Dixon Hughes PLLC)

Charlotte, North Carolina

March 14, 2011 (May 23, 2011 as to the effect of the second material weakness described in Management’s Report on Internal Control over Financial Reporting)

FNB United Corp. and Subsidiary

Consolidated Balance Sheets

(dollars in thousands, except share and per share data)	December 31,	December 31,
	2010	2009
	(RESTATED)
Assets
Cash and due from banks	$21,051	$27,600
Interest-bearing bank balances	139,543	98
Investment securities:
Available-for-sale, at estimated fair value (amortized cost of $306,193 in 2010 and $232,905 in 2009)	305,331	237,630
Held-to-maturity (estimated fair value of $91,521 in 2009)	—	88,559
Loans held for sale	37,079	58,219

Loans held for investment	1,303,975	1,563,021
Less: Allowance for loan losses	(93,687)	(49,461)

Net loans held for investment	1,210,288	1,513,560

Premises and equipment, net	45,098	48,115
Other real estate owned	62,226	35,170
Core deposit premiums	4,173	4,968
Bank-owned life insurance	31,968	30,883
Other assets	45,612	56,494

Total Assets	$1,902,369	$2,101,296

Liabilities
Deposits:
Noninterest-bearing demand deposits	$148,933	$152,522
Interest-bearing deposits:
Demand, savings and money market deposits	585,815	594,377
Time deposits of $100,000 or more	544,732	503,393
Other time deposits	416,910	471,836

Total deposits	1,696,390	1,722,128

Retail repurchase agreements	9,628	13,592
Federal Home Loan Bank advances	144,485	166,165
Federal funds purchased	—	10,000
Subordinated debt	7,500	15,000
Junior subordinated debentures	56,702	56,702
Other liabilities	16,501	19,350

Total Liabilities	1,931,206	2,002,937

Shareholders’ Equity
Preferred stock Series A, $10.00 par value; authorized 200,000 shares, 51,500 shares issued and outstanding at $1,000 stated value	48,924	48,205
Preferred stock, $1.00 par value, authorized 15,000,000 shares, 7,500,000 shares issued and outstanding	7,500	—
Common stock warrant	3,891	3,891
Common stock, $2.50 par value; authorized 50,000,000 shares, issued 11,424,390 shares in 2010 and 11,426,413 shares in 2009	28,561	28,566
Surplus	115,073	115,039
Accumulated deficit	(229,095)	(96,234)
Accumulated other comprehensive loss	(3,691)	(1,108)

Total Shareholders’ Equity	(28,837)	98,359

Total Liabilities and Shareholders’ Equity	$1,902,369	$2,101,296

See accompanying notes to consolidated financial statements.

FNB United Corp. and Subsidiary

Consolidated Statements of Loss

(dollars in thousands, except share and per share data)	Years Ended December 31,
	2010	2009	2008
	(RESTATED)
Interest Income
Interest and fees on loans	$68,807	$84,261	$103,365
Interest and dividends on investment securities:
Taxable income	11,976	16,256	7,820
Non-taxable income	1,551	2,256	2,040
Other interest income	503	398	810

Total interest income	82,837	103,171	114,035

Interest Expense
Deposits	24,911	32,490	42,211
Retail repurchase agreements	98	127	651
Federal Home Loan Bank advances	3,517	5,795	7,223
Federal funds purchased	4	156	501
Other borrowed funds	2,105	2,407	3,432

Total interest expense	30,635	40,975	54,018

Net Interest Income before Provision for Loan Losses	52,202	62,196	60,017
Provision for loan losses	132,755	61,741	27,759

Net Interest (Loss)/Income after Provision for Loan Losses	(80,553)	455	32,258

Noninterest Income
Service charges on deposit accounts	7,358	8,956	9,167
Mortgage loan income	5,510	9,888	6,340
Cardholder and merchant services income	3,000	2,514	2,395
Trust and investment services	1,946	1,741	1,827
Bank owned life insurance	988	1,068	983
Other service charges, commissions and fees	1,030	1,158	796
Securities gains, net	10,647	989	646
Net gain on fair value swap	273	66	—
Total other-than-temporary impairment loss	—	(4,985)	—
Portion of loss recognized in other comprehensive income	—	—	—

Net impairment loss recognized in earnings	—	(4,985)	—
Other income	235	358	764

Total noninterest income	30,987	21,753	22,918

Noninterest Expense
Personnel expense	30,360	32,932	33,081
Net occupancy expense	5,031	5,522	5,343
Furniture, equipment and data processing expense	7,056	7,121	6,705
Professional fees	3,908	2,070	2,552
Stationery, printing and supplies	526	703	1,174
Advertising and marketing	1,634	2,056	1,371
Other real estate owned expense	14,532	3,472	610
Credit/debit card expense	1,715	1,672	1,716
FDIC insurance	5,856	4,170	894
Goodwill impairment	—	52,395	57,800
Mortgage servicing rights impairment	2,995	—	—
Other expense	7,389	7,799	6,857

Total noninterest expense	81,002	119,912	118,103

Loss before income taxes	(130,568)	(97,704)	(62,927)
Income tax benefit/(expense)	1,259	3,992	(3,118)

Net Loss	(131,827)	(101,696)	(59,809)
Preferred stock dividends	(3,294)	(2,871)	—

Net Loss to Common Shareholders	$(135,121)	$(104,567)	$(59,809)

Net loss per common share:
Basic	$(11.83)	$(9.16)	$(5.24)
Diluted	$(11.83)	$(9.16)	$(5.24)

Weighted average number of common shares outstanding:
Basic	11,423,967	11,416,977	11,407,616
Diluted	11,423,967	11,416,977	11,407,616

See accompanying notes to consolidated financial statements.

FNB United Corp. and Subsidiary

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss

(in thousands, except share and per share data)	Preferred Stock		Common Stock		Common Stock Warrant	Surplus	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2007	—	$—	11,426,902	$28,567	$—	$114,119	$74,199	$(629)	$216,256
Cumulative effect of a change in accounting principle - record postretirement benefit related to split-dollar insurance	—	—	—	—	—	—	(344)	—	—
Comprehensive income:
Net loss	—	—	—	—	—	—	(59,809)	—	(59,809)
Other comprehensive income, net of taxes:
Unrealized holding losses arising during the period on securities available-for-sale, net of tax	—	—	—	—	—	—	—	(781)	(781)
Reclassification adjustment for losses on securities available-for-sale included in net income, net of tax	—	—	—	—	—	—	—	(139)	(139)

Change in unrealized losses on securities, net of tax	—	—	—	—	—	—	—	(920)	(920)
Interest rate swap, net of tax	—	—	—	—	—	—	—	(300)	(300)
Pension and post-retirement liability, net of tax	—	—	—	—	—	—	—	(2,480)	(2,480)

Total comprehensive loss									(63,509)

Cash dividends declared on common stock, $.45 per share	—	—	—	—	—	—	(5,142)	—	(5,142)
Stock options:
Proceeds from options exercised	—	—	150	1	—	1	—	—	2
Compensation expense recognized	—	—	—	—	—	429	—	—	429
Restricted stock:
Shares issued/terminated, subject to restriction	—	—	951	2	—	(75)	—	—	(73)
Compensation expense recognized	—	—	—	—	—	298	—	—	298

Balance, December 31, 2008	—	$—	11,428,003	$28,570	$—	$114,772	$8,904	$(4,329)	$147,917
Comprehensive loss:
Net loss	—	—	—	—	—	—	(101,696)	—	(101,696)
Other comprehensive income, net of tax:
Unrealized holding gains arising during the period on securities available-for-sale, net of tax	—	—	—	—	—	—	—	3,767	3,767
Reclassification adjustment for losses on securities available-for-sale included in net income, net of tax	—	—	—	—	—	—	—	(3,548)	(3,548)
Unrealized holding gains on securities for which credit-related portion was recognized in net realized investment gains/(losses), net of tax	—	—	—	—	—	—	—	3,016	3,016

Change in unrealized gains on securities, net of tax	—	—	—	—	—	—	—	3,235	3,235
Interest rate swap, net of tax								51	51
Pension and post-retirement liability, net of tax	—	—	—	—	—	—	—	(65)	(65)

Total comprehensive loss									(98,475)

(in thousands, except share and per share data)	Preferred Stock		Common Stock		Common Stock Warrant	Surplus	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Issuance of preferred stock, series A	51,500	47,609	—	—	3,891	—	—	—	51,500
Accretion of discount on preferred stock	—	596	—	—	—	—	(596)	—	—
Cash dividends declared on common stock, $.05 per share	—	—	—	—	—	—	(574)	—	(574)
Cash dividends declared on Series A preferred stock, $12.50 per share	—	—	—	—	—	—	(2,272)	—	(2,272)
Stock options:
Compensation expense recognized	—	—	—	—	—	211	—	—	211
Restricted stock:
Shares issued/terminated, subject to restriction	—	—	(1,590)	(4)	—	(138)	—	—	(142)
Compensation expense recognized	—	—	—	—	—	194	—	—	194

Balance, December 31, 2009	51,500	$48,205	11,426,413	$28,566	$3,891	$115,039	$(96,234)	$(1,108)	$98,359
Comprehensive loss:
Net loss (RESTATED)	—	—	—	—	—	—	(131,827)	—	(131,827)
Other comprehensive income, net of taxes:
Unrealized holding gains arising during the period on securities available-for-sale, net of tax	—	—	—	—	—	—	—	946	946
Unrealized holding gains arising during the period on reclassifying held-to-maturity securities to available-to-sale securities, net of tax	—	—	—	—	—	—	—	2,105	2,105
Reclassification adjustment for gains on securities available-for-sale included in net income, net of tax	—	—	—	—	—	—	—	(6,441)	(6,441)

Unrealized gains on securities for which credit-related portion was recognized in net realized investment gains (losses)	—	—	—	—	—	—	—	—	—

Change in unrealized gains on securities, net of tax	—	—	—	—	—	—	—	(3,390)	(3,390)
Interest rate swap, net of tax	—	—	—	—	—	—	—	249	249
Pension and post-retirement liability, net of tax	—	—	—	—	—	—	—	558	558

Total comprehensive loss (RESTATED)									(134,410)

Issuance of preferred stock	7,500,000	7,500	—	—	—	—	—	—	7,500
Accretion of discount on preferred stock	—	719	—	—	—	—	(719)	—	—
Cash dividends declared on common stock, $0.05 per share	—	—	—	—	—	—	—	—	—
Cash dividends declared on Series A preferred stock, $12.50 per share	—	—	—	—	—	—	(315)	—	(315)
Stock options:
Proceeds from options exercised	—	—	—	—	—	—	—	—	—
Compensation expense recognized	—	—	—	—	—	32	—	—	32
Restricted stock:
Shares issued/terminated, subject to restriction	—	—	(2,023)	(5)	—	(16)	—	—	(21)
Compensation expense recognized	—	—	—	—	—	18	—	—	18

Balance, December 31, 2010 (RESTATED)	7,551,500	$56,424	11,424,390	$28,561	$3,891	$115,073	$(229,095)	$(3,691)	$(28,837)

See accompanying notes to consolidated financial statements.

FNB United Corp. and Subsidiary

Consolidated Statements of Cash Flows

(dollars in thousands)	Year Ended December 31,
	2010	2009	2008
	(RESTATED)
Operating Activities
Net loss	$(131,827)	$(101,696)	$(59,809)
Adjustments to reconcile net loss to cash (used in) provided by operatings activities:
Depreciation and amortization of premises and equipment	3,665	3,700	3,453
Provision for loan losses	132,755	61,741	27,759
Deferred income taxes	1,307	9,854	(5,056)
Deferred loan fees and costs, net	(314)	(2,060)	(503)
Premium amortization and discount accretion of investment securities, net	(3,814)	(1,689)	(422)
Gain on sale of investment securities	(10,647)	(989)	(646)
Other-than-temporary impairment charge	—	4,985	—
Amortization of core deposit premiums	795	794	802
Stock compensation expense	50	405	727
Increase in cash surrender value of bank-owned life insurance	(1,085)	(1,187)	(1,045)
Mortgage loans held for sale:
Origination of mortgage loans held for sale	(465,581)	(762,087)	(260,964)
Proceeds from sale of mortgage loans held for sale	491,561	748,598	248,330
Gain on mortgage loan sales	(5,510)	(9,888)	(6,340)
Mortgage servicing rights capitalized	(1,340)	(1,642)	(1,182)
Mortgage servicing rights amortization and impairment	3,748	829	38
Goodwill impairment	—	52,395	57,800
Net loss on other real estate owned	9,939	1,771	531
Changes in assets and liabilities:
Decrease/(increase) in interest receivable	2,097	(1,254)	2,435
(Increase)/decrease in other assets	3,007	(15,726)	(2,289)
Increase in accrued interest and other liabilities	3,383	2,478	364

Net cash provided by/(used in) operating activities	32,189	(10,668)	3,983

Investing Activities
Available-for-sale securities:
Proceeds from sales	214,181	40,789	28,165
Proceeds from maturities and calls	100,694	85,959	105,382
Purchases	(291,341)	(158,398)	(197,395)
Held-to-maturity securities:
Proceeds from maturities and calls	6,184	20,367	12,285
Purchases	—	(78,548)	(4,487)
Net decrease/(increase) in loans held for investment	90,998	(55,591)	(154,105)
Proceeds from sales of loans	33,505	—	—
Proceeds from sale of other real estate owned	10,981	4,954	2,757
Improvements to other real estate owned	(363)	(439)	—
Proceeds from settlement of bank-owned life insurance	—	205	—
Purchases of premises and equipment	(750)	(1,040)	(8,751)
Purchases of SBIC investments	—	(100)	(75)

Net cash provided by/(used in) investing activities	164,089	(141,842)	(216,224)

Financing Activities
Net (decrease)/increase in deposits	(25,738)	207,381	73,705
Decrease in retail repurchase agreements	(3,964)	(4,553)	(10,988)
(Decrease)/increase in Federal Home Loan Bank advances	(23,036)	(72,813)	106,970
(Decrease)/increase in Federal funds purchased	(10,000)	(27,000)	23,500
(Decrease)/increase in other borrowings	—	—	15,000
Proceeds from exercise of stock options	—	—	2
Proceeds from issuance of Series A preferred stock and common stock warrant	—	51,500	—
Cash dividends paid on common stock	—	(1,714)	(5,712)
Cash dividends paid on Series A preferred stock	(644)	(1,946)	—

Net cash (used in)/provided by financing activities	(63,382)	150,855	202,477

Net Increase/(Decrease) in Cash and Cash Equivalents	132,896	(1,655)	(9,764)
Cash and Cash Equivalents at Beginning of Period	27,698	29,353	39,117

Cash and Cash Equivalents at End of Period	$160,594	$27,698	$29,353

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$30,516	$42,580	$54,564
Income taxes, net of refunds	645	700	2,352
Noncash transactions:
Foreclosed loans transferred to other real estate	(47,976)	35,089	6,934
Unrealized securities (losses)/gains, net of income taxes (benefit)/expense	(3,390)	3,235	(939)
Issuance of preferred stock from debt conversion	7,500	—	—
Conversion of debt to preferred stock	(7,500)	—	—
Employee benefit plan costs, net of income taxes	558	(65)	(2,480)
Unrealized gains/(losses) on interest rate swaps	249	51	(300)
Record postretirement benefit related to split-dollar insurance	—	—	(344)

See accompanying notes to consolidated financial statements.

FNB United Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Note 1—Summary of Significant Accounting Policies and Nature of Operations

Nature of Operations/Consolidation

FNB United Corp. (“FNB United”), formerly known as FNB Corp., is a bank holding company whose wholly owned subsidiary is CommunityONE Bank, National Association (“the Bank”). The Bank has three wholly owned subsidiaries, Dover Mortgage Company (“Dover”), First National Investor Services, Inc., and Premier Investment Services, Inc (inactive). Through its subsidiaries, FNB United offers a complete line of consumer, mortgage and business banking services, including loan, deposit, cash management, investment management and trust services, to individual and business customers. The Bank has offices in Alamance, Alexander, Ashe, Catawba, Chatham, Gaston, Guilford, Iredell, Mecklenburg, Montgomery, Moore, Orange, Randolph, Richmond, Rowan, Scotland, Watauga and Wilkes counties in North Carolina. During 2010, Dover had a retail origination network based in Charlotte, North Carolina with retail offices in New Hampshire, North Carolina, South Carolina, Tennessee and Virginia. The wholesale origination network, also based in Charlotte, North Carolina, originated loans for properties located in North Carolina. See Note 26 “Subsequent Events” for discussion on changes at Dover.

The consolidated financial statements include the accounts of FNB United and its subsidiaries (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Business Segments

The Company reports business segments in accordance with regulatory guidelines. Business segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The guidelines require that a public enterprise report a measure of segment profit or loss, certain specific revenue and expense items, segment assets, information about the way that the business segments were determined and other items. The Company only has one business segment.

Recent Accounting Pronouncements

Allowance for Loan Losses. In July 2010, new guidance regarding the disclosures associated with credit quality and the allowance for loan losses was issued. This standard requires additional disclosures related to the allowance for loan loss with the objective of providing financial statement users with greater transparency about an entity’s loan loss reserves and overall credit quality. Additional disclosures include showing on a disaggregated basis the aging of receivables, credit quality indicators, and troubled debt restructures with their effect on the allowance for loan loss. For public entities, the disclosures as of the end of a reporting period are effective for the first interim or annual reporting period ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for the first interim or annual reporting period beginning on or after December 15, 2010. The Company has adopted the period-end disclosure requirements as of December 31, 2010. The adoption of these requirements did not have a material impact on the Company’s financial position and results of operations. It did, however, increase the amount of disclosures in the notes to the consolidated financial statements.

Modifications of Purchased Loans. In June 2010, an accounting standards update was issued, which clarifies guidance for accounting for certain purchased loans and improves comparability between reporting companies by eliminating diversity in practice. Modifications of purchased impaired loans that are accounted for within a pool do not result in the removal of these loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. This update is effective for interim or annual periods ending on or after July 15, 2010. The adoption of this accounting standard update did not have a material impact on the Company’s consolidated financial statements.

Disclosures about Fair Value. In January 2010, additional guidance was issued to the fair value measurements and disclosures standards and requires disclosures of significant transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers. Additionally, for fiscal years beginning after December 15, 2010, activity in Level 3 fair value measurements must also be disclosed and includes purchases, sales, issuances and settlements. The Company does not expect the adoption of the new accounting standard update to materially affect its financial statements other than the additional disclosures for Level 3 activities beginning in the first quarter of 2011.

Recognition and Presentation of Other-Than-Temporary Impairments. A new model for evaluating other-than-temporary impairment (“OTTI”) on debt securities was created. If an entity intends to sell an impaired debt security, or cannot assert it is more likely than not that it will not have to sell the security before recovery, OTTI must be taken. If the entity does not intend to sell the debt security, but the entity does not expect to, or is not more likely than not to be required to sell, then OTTI must be taken, but the amount of impairment is to be bifurcated between impairment due to credit (which is recorded through earnings) and noncredit impairment (which becomes a component of other comprehensive income (“OCI”) for both available-for-sale (“AFS”) and held-to-maturity securities (“HTM”)). For HTM securities, the amount in OCI will be amortized prospectively over the security’s remaining life. Upon adoption, a cumulative effect adjustment must be made to opening retained earnings in the period adopted that reclassifies the noncredit portion of previously taken OTTI from retained earnings to accumulated OCI. The Company is required to present annual disclosures in interim financial statements, and new disclosures are also required. The Company’s adoption required new disclosures that were included in this report on Form 10-K/A. See Note 6 for additional disclosures.

Accounting for Transfers of Financial Assets. This requirement eliminates the concept of a qualifying special purpose entity (QSPE), changes the requirements for derecognizing financial assets, and requires additional disclosures, including information about continuing exposure to risks related to transferred financial assets. It is effective for financial asset transfers occurring after the beginning of fiscal years beginning after November 15, 2009. The disclosure requirements must be applied to transfers that occurred before and after the effective date. The adoption of this accounting guidance had no effect on financial position or results of operations.

Special Purpose Entities. The requirement created new criteria for determining the primary beneficiary, eliminates the exception to consolidating QSPEs, requires continual reconsideration of conclusions reached in determining the primary beneficiary, and requires additional disclosures. It is effective as of the beginning of fiscal years beginning after November 15, 2009 and is applied using a cumulative effect adjustment to retained earnings for any carrying amount adjustments (e.g., for newly-consolidated variable interest entities). The Company does not have any Special Purpose Entities as of December 31, 2010. The adoption of this accounting guidance did not affect the Company’s financial position or results of operation.

Fair Value Measurements and Disclosures. In February 2010, the FASB issued new guidance impacting Fair Value Measurements and Disclosures. The new guidance requires a gross presentation of purchases and sales of Level 3 activities and adds a new requirement to disclose transfers in and out of Level 1 and Level 2 measurements. The guidance related to the transfers between level 1 and level 2 measurements is effective on January 1, 2010. The guidance that requires increased disaggregation of the level 3 activities is effective on January 1, 2011.

From time to time the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include the balance sheet captions: cash and due from banks, interest-bearing bank balances and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment Securities

Investment securities are categorized and accounted for as follows:

•

Available-for-sale securities - Debt and equity securities not classified as either held-to-maturity securities or trading securities are reported at fair value, with unrealized gains and losses, net of related tax effect, included as an item of accumulated other comprehensive income and reported as a separate component of shareholders’ equity.

•	Held-to-maturity securities - Debt securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost.

The Company intends to hold its securities classified as available-for-sale securities for an indefinite period of time but may sell them prior to maturity. All other securities, which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity securities. The Bank reclassified the held-to-maturity securities portfolio to available-for-sale on May 3, 2010 in order to provide additional liquidity to the Bank. At December 31, 2010, the Bank no longer had securities in the held-to-maturity portfolio.

A decline, which is deemed to be other than temporary, in the market value of any available-for-sale or held-to-maturity equity security to a level below cost results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

The Company’s policy regarding other than temporary impairment (“OTTI”) of investment securities requires continuous monitoring of those securities. The evaluation includes an assessment of both qualitative and quantitative measures to determine whether, in management’s judgment, the investment is likely to recover its original value. If the evaluation concludes that the investment is not likely to recover its original value, the unrealized loss is reported as an OTTI, and the loss is recorded as a securities transaction on the Consolidated Statement of Loss.

For debt securities, an impairment loss is recognized in earnings only when (1) the Company intends to sell the debt security; (2) it is more likely than not that the Company will be required to see the security before recovery of its amortized cost basis or (3) the Company does not expect to recover the entire amortized cost basis of the security. In situations where the Company intends to sell or when it is more likely than not that the Company will be required to sell the security, the entire impairment loss must be recognized in earnings. In all other situations, only the portion of the impairment loss representing the credit loss must be recognized in earnings, with the remaining portion being recognized in shareholders’ equity as a component of other comprehensive loss, net of deferred taxes.

Interest income on debt securities is adjusted using the level yield method for the amortization of premiums and accretion of discounts. The adjusted cost of the specific security is used to compute gains or losses on the disposition of securities on a trade date basis.

Loans Held-for-Sale

The Company originates loans under various loan programs and other secondary market conventional products which are sold in the secondary market. Additionally, the Company has residential mortgage loans held for sale that were originated through the retail and wholesale mortgage segment. The majority of loans held for sale are carried at the lower of cost or market. The remaining portion is hedged to protect the Company from changes in interest rates during the period of time a loan is held. The Company irrevocably opted to elect the fair value option for the loans that are hedged, which are recorded at market value in accordance with current guidance. The sold loans are beyond the reach of the Company in all respects and the purchasing investor has all rights of ownership, including the ability to pledge or exchange the loans. Most of loans sold are without recourse. Gains or losses on loan sales are recognized at the time of sale, are determined by the difference between net sales proceeds and the carrying value of the loan sold, and are included in mortgage loan income. In accordance with instructions from Federal National Mortgage Association (“FNMA”), the bank entered into an agreement on December 29, 2010 to sell mortgage servicing rights on approximately $492.9 million of FNMA loans and recognized a loss of $3.0 million, including transaction costs. The Bank continued to service these loans until January 31, 2011.

Loans

Classes are generally disaggregations of a portfolio segment. The Company’s portfolio segments are: Commercial and agricultural, Real estate - construction, Real estate - residential, and other consumer loans. The classes within the Commercial and agricultural portfolio are: owner occupied and non-owner occupied. The classes within the Real estate - construction portfolio are: Retail properties, Multi-family, Industrial and Warehouse, and Other commercial real estate. The classes within the Real estate - residential portfolio are: first-lien and second-lien loans and home equity lines of credit. The other consumer loan portfolios are not further segregated into classes.

Interest income on loans is generally calculated by using the interest method based on the daily outstanding balance. The recognition of interest income is discontinued when, in management’s opinion, the collection of all or a portion of interest becomes doubtful. Loans are returned to accrual status when the factors indicating doubtful collectibility cease to exist and the loan has performed in accordance with its terms for a demonstrated period of time. The past due status of loans is based on the contractual payment terms.

Loan fees and the incremental direct costs associated with making loans are deferred and subsequently recognized over the life of the loan as an adjustment of interest income. The premium or discount on purchased loans is amortized over the expected life of the loans and is included in interest and fees on loans.

The majority of residential mortgage loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements, calculated on the aggregate loan basis. A portion of loans held for sale are hedged to take advantage of interest rate locks and changes in the market. These loans are carried at fair value.

Nonaccrual and Past Due Loans – All loan classes are considered past due when the contractual amounts due with respect to principal and interest are not received within 30 days of the contractual due date. When the Bank cannot reasonably expect full and timely repayment of its loan, the loan is placed on nonaccrual. The bank may calculate forgone interest on a monthly basis, but does not recognize the income. At the time of non-accrual, past due or accrued interest is charged-off unless it is determined that collection of accrued-to-date interest is likely.

All loan classes on which principal or interest is in default for 90 days or more should be put on nonaccrual status, unless there is sufficient documentation to conclude that the loan is well secured and in the process of collection. A debt is “well-secured” if collateralized by liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt in full; or by the guarantee of a financially responsible party. A debt is “in process of collection” if collection is proceeding in due course either through legal action, including judgment enforcement procedures, or, in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or its restoration to a current status.

Loans that are less delinquent may also be placed on nonaccrual if approved due to deterioration in the financial condition of the borrower that increases the possibility of less than full repayment.

For all loan classes a nonaccrual loan may be returned to accrual status when the Bank can reasonably expect continued timely payments until payment in full. All prior arrearage does not have to be eliminated, nor do all previously charged-off amounts need to have been recovered, but the loan can still be returned to accrual status if the following conditions are met: (1) all principal and interest amounts contractually due (including arrearage) are reasonably assured of repayment within a reasonable period; and (2) there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms involving payments of cash or cash equivalents.

At the time a loan is placed on non-accrual, all accrued, unpaid interest is charged-off, unless it is documented that repayment of all principal and presently accrued but unpaid interest is probable. Charge-offs of accrued and unpaid interest must be against the current year’s interest income. It cannot be charged to the current Allowance for Loan Losses.

For all classes within all loan portfolios, cash receipts received on non-accrual loans are applied entirely against principal until the loan or lease has been collected in full, after which time any additional cash receipts are recognized as interest income.

Charge-off of Uncollectable Loans – For all loan classes, as soon as any loan becomes uncollectable, the loan will be charged down or charged off as follows:

•	If unsecured, the loan must be charged off in full.

•	If secured, the outstanding principal balance of the loan should be charged down to the net liquidation value of the collateral.

Loans should be considered uncollectable when:

•	No regularly scheduled payment has been made within four months, or

•	The loan is unsecured, the borrower files for bankruptcy protection and there is no other (guarantor, etc.) support from an entity outside of the bankruptcy proceedings.

Based on a variety of credit, collateral and documentation issues, loans with lesser degrees of delinquency or obvious loss may also be deemed uncollectable.

Impaired Loans – An impaired loan is one for which the Bank will not be repaid all principal and interest due per the terms of the original contract or within reasonably modified contracted terms. If the loan has been modified to provide relief to the borrower, the loan is deemed to be impaired if all principal and interest will not be repaid according to the original contract. All loans meeting the definition of Doubtful should be considered impaired.

When a loan in any class has been determined to be impaired, the amount of the impairment is measured using the present value of expected future cash flows discounted at the loan’s or lease’s effective interest rate or, as a practical expedient, the observable market price of the loan or lease, or the fair value of the collateral if the loan or lease is collateral dependent. When the present value of expected future cash flows is used, the effective interest rate is the original contractual interest rate of the loan adjusted for any premium or discount. When the contractual interest rate is variable, the effective interest rate of the loan changes over time. A specific reserve is established as a component of the Allowance for Loan Losses when a loan has been determined to be impaired.

Subsequent to the initial measurement of impairment, if there is a significant change to the impaired loan’s expected future cash flows, or if actual cash flows are significantly different from the cash flows previously estimated, the Bank recalculates the impairment and appropriately adjusts the specific reserve. Similarly, if the Bank measures impairment based on the observable market price of an impaired loan or the fair value of the collateral of an impaired collateral-dependent loan, the Bank will adjust the specific reserve if there is a significant change in either of those bases.

When a loan within any class is impaired, interest income is recognized unless the receipt of principal and interest is in doubt when contractually due. If receipt of principal and interest is in doubt when contractually due, interest income is not recognized. Cash receipts received on non-accruing impaired loans within any class are generally applied entirely against principal until the loan or lease has been collected in full, after which time any additional cash receipts are recognized as interest income. Cash receipts received on accruing impaired loans within any class are applied in the same manner as accruing loans that are not considered impaired.

Allowance for Loan Losses (“ALLL”)

The allowance for loan losses, which is utilized to absorb actual losses in the loan portfolio, is maintained at a level consistent with management’s best estimate of probable loan losses incurred as of the balance sheet date. FNB United’s allowance for loan losses is also assessed quarterly by management. This assessment includes a methodology that separates the total loan portfolio into homogeneous loan classifications for purposes of evaluating risk. The required allowance is calculated by applying a risk adjusted reserve requirement to the dollar volume of loans within a homogenous group. The Company has grouped its loans into pools according to the loan segmentation regime employed on schedule RC-C of the FFIEC’s Consolidated Report of Condition and Income. Major loan portfolio subgroups include: risk graded commercial loans, mortgage loans, home equity loans, retail loans and retail credit lines. Management also analyzes the loan portfolio on an ongoing basis to evaluate current risk levels, and risk grades are adjusted accordingly. While management uses the best information available to make evaluations, future adjustments may be necessary, if economic or other conditions differ substantially from the assumptions used.

For all loan classes management applies two primary components during the loan review process to determine proper allowance levels. The two components are a specific loan loss allocation for loans that are deemed impaired and a general loan loss allocation for those loans not specifically allocated. The methodology to analyze the adequacy of the allowance for loan losses is as follows:

•	identification of specific impaired loans by loan category;

•	specific loans that could have potential loss;

•	calculation of specific allowances where required for the impaired loans based on collateral and other objective and quantifiable evidence;

•	determination of homogenous pools by loan category and risk grade, reduced by the impaired loans;

•	application of historical loss percentages to pools to determine the allowance allocation; and

•	application of Q&E factor adjustment percentages to historical losses for trends or changes in the loan portfolio.

The reserve for unfunded commitments is calculated by determining the type of commitment and the remaining unfunded commitment for each loan. Based on the type of commitment, an expected usage percentage to the remaining unfunded balance is applied. The expected usage percentage is multiplied by the historical losses and Q&E factors for each loans pool as defined in regular Allowance for Loan Loss calculation to determine the appropriate level of reserve. The expected usage percentages for each commitment type are as follows:

•	Construction draws – 100%

•	Equity lines of credit – 50%

•	Letters of Credit – 10%

Historical Loss Rates: Historical loss data has been catalogued by the Company for each pool. The risk-graded pool to which the loss is assigned is the risk-grade assigned to the loan at the quarter end, four quarters earlier. Historical loss recoveries are similarly entered, if significant and applied against the non-classified pools according to the Call Report designations of the loans originally charged. Historical loss data is also used to estimate the loss horizon for each pool.

Q&E Loss Factors: The methodology incorporates various internal and external qualitative and environmental factors as described in the Interagency Policy Statement on the Allowance for Loan and Lease Losses dated December 2006. Input for these factors is determined on the basis of management observation, judgment, and experience. The factors utilized by the Company for all loan classes are as follows:

a)	Standard – Accounts for inherent uncertainty in using the past as a predictor of the future. Uniform across all segments.

b)	Volume – Accounts for historical growth characteristics of the portfolio over the loss recognition period.

c)	Terms – Measures risk derived from granting terms outside of policy and underwriting guidelines.

d)	Staff – Reflects staff competence in various types of lending.

e)	Delinquency – Reflects increased risk deriving from higher delinquency rates.

f)	Nonaccrual – Reflects increased risk of loans with characteristics that merit nonaccrual status.

g)	Migration – Accounts for the changing level of risk inherent in loans as they migrate into, or away from, more adverse risk grades.

h)	Concentration – Measures increased risk derived from concentration of credit exposure in particular industry segments within the portfolio.

i)	Production – Measures impact of anticipated growth and potential risk derived from new loan production.

j)	Process – Measures increased risk derived from more demanding processing requirements directed towards risk mitigation.

k)	Economic – Impact of general and local economic factors are the largest single factor affecting portfolio risk and effect is felt uniformly across pools.

l)	Competition – Measures risk associated with bank’s potential response to competitors’ relaxed credit requirements.

m)	Regulatory and Legal – Measures risk from exposure to regulations, legislation, and legal code that result in increased risk of loss.

Each pool is assigned an “additional” potential loss percentage by assessing its characteristics against each of the factors listed above.

Calculation and Summary: A general reserve amount for each loan pool is calculated by adding the historical loss rate to the total Q&E factors, and applying the combined percentage to the pool loan balances.

Reserves are generally divided into three allocation segments:

1.	Individual Reserves. These are calculated against loans evaluated individually and deemed most likely to be impaired. Management will determine which loans will be considered for potential impairment review. This does not mean that an individual reserve will necessarily be calculated for each loan considered for impairment, only for those noted during this process as likely to be potentially impaired. Loans to be considered will generally include:

•	All commercial loans classified substandard or worse

•	Any other loan in a non-accrual status

•	Any loan, consumer or commercial, which have already been modified such that they meet the definition of Troubled Debt Restructure (“TDR”)

The individual reserve must be verified at least quarterly, and recalculated whenever additional relevant information becomes available. All information related to the calculation of the individual reserve, including internal or external collateral valuations, assumptions, calculations, etc. must be documented. Assigning an individual reserve based on rough estimates or unsupported conclusions is not permitted.

Individual reserve amounts may not be carried indefinitely.

•

When the amount of the actual loss becomes reasonably quantifiable the amount of the loss should be charged off against the ALLL, whether or not all liquidation and recovery efforts have been completed.

•

If the total amount of the individual reserve that will eventually be charged off cannot yet be determined, but some portion of the individual reserve can be viewed as an imminent loss, that smaller portion should be charged off against the ALLL and the individual reserve reduced by a corresponding amount. It is acceptable to retain an estimate of remaining loss as a “special reserve” only when said estimate is not reasonably quantifiable.

2.	Formula Reserves. These are held against loans evaluated collectively. Loans are grouped by type or by risk grade, or some combination of the two. Loss estimates are based on historical loss rates for each respective loan group, adjusted for appropriate environmental factors established by the Bank. These factors should include:

•	Levels and trends in delinquencies and impaired loans

•	Estimated effects of changes to underwriting standards, lending policies, etc.

•	Experience, depth and ability of lending management and other relevant staff

•	National and local economic trends and conditions

•	Effects of changes in credit concentrations

Formula reserves represent the Bank’s best estimate of losses that may be inherent, or embedded, within that group of loans, even if it is not apparent at this time which loans within any group or pool represent those embedded losses.

3.	Unallocated Reserves. If individual reserves represent estimated losses tied to any specific loan, and Formula Reserves represent estimated losses tied to a pool of loans but not yet to any specific loan, then Unallocated Reserves represent an estimate of losses that are expected, but are not yet tied to any loan or group of loans. Unallocated Reserves are generally the smallest of the three overall reserve segments and are set based on qualitative factors.

All information related to the calculation of the three segments including data analysis, assumptions, calculations, etc. are documented. Assigning specific Individual Reserve amounts, Formula Reserve factors, or Unallocated amounts based on unsupported assumptions or conclusions is not permitted.

In addition, the Office of the Comptroller of the Currency (“OCC”), a federal regulatory agency, as an integral part of its examination process, periodically reviews the Bank’s allowance for loan losses. The OCC may require the Bank to recognize adjustments to the allowance based on its judgment about information available to it at the time of its examination.

Other Real Estate

Other real estate represents properties acquired through foreclosure or deed in lieu thereof. The property is classified as held for sale. The property is initially carried at fair value based on recent appraisals, less estimated costs to sell. Declines in the fair value of properties included in other real estate below carrying value are recognized by a charge to income.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows: buildings and improvements, 10 to 50 years, and furniture and equipment, 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated life of the improvement or the term of the lease.

Intangible Assets

Intangible assets include core deposit premiums resulting from acquisitions. Core deposit premiums are amortized primarily on a straight-line basis over a ten-year life based upon historical studies of core deposits.

Mortgage Servicing Rights (MSRs)

The rights to service mortgage loans for others are included in other assets on the consolidated balance sheet. MSRs are recorded at fair value on an ongoing basis, with changes in fair value recorded in the results of operations. A fair value analysis of MSRs is performed on a quarterly basis.

Income Taxes

Income tax expense includes both a current provision based on the amounts computed for income tax return purposes and a deferred provision that results from application of the asset and liability method of accounting for deferred taxes. Under the asset and liability method, deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Management’s determination of the realization of deferred tax assets is based upon its judgment of various future events and uncertainties, including the timing and amount of future income earned by certain subsidiaries and the implementation of various tax plans to maximize realization of the deferred tax assets. In evaluating the positive and negative evidence to support the realization of the asset under current guidance, given the current credit crisis and economic conditions, there is insufficient positive evidence to support a conclusion that it is more likely than not this asset will be realized in the foreseeable future. Examinations of the income tax returns or changes in tax law may impact the Company’s tax liabilities and resulting provisions for income taxes.

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making such judgments, significant weight is given to evidence that can be objectively verified. As a result of the increased credit losses, the Bank continues to be in a three-year cumulative pre-tax loss position as of December 31, 2010. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset, which is difficult to overcome. The Bank’s estimate of the realization of its deferred tax assets was based on the scheduled reversal of deferred tax liabilities and taxable income available in prior carry back years and estimated unrealized losses in the available-for-sale investment portfolio. The Bank did not consider future taxable income in determining the realizability of its deferred tax assets. The Bank expects its income tax expense (benefit) will be negligible for the next several quarters until profitability has been restored for a reasonable time and such profitability is considered sustainable. At that time, the valuation allowance would be reversed. Reversal of the valuation allowance requires a great deal of judgment and will be based on the circumstances that exist as of that future date. If future events differ significantly from the Bank’s current forecasts, the Bank may need to increase this valuation allowance, which could have a material adverse effect on the results of operations and financial condition.

Earnings per Share (EPS)

As required for entities with complex capital structures, a dual presentation of basic and diluted EPS is included on the face of the income statement, and a reconciliation is provided in a footnote of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

Comprehensive Income

Comprehensive income is defined as the change in equity of an enterprise during a period from transactions and other events and circumstances from nonowner sources and, accordingly, includes both net income and amounts referred to as other comprehensive income. The items of other comprehensive income are included in the consolidated statement of shareholders’ equity and comprehensive loss. The accumulated balance of other comprehensive loss is included in the shareholders’ equity section of the consolidated balance sheet. The Company’s components of accumulated other comprehensive loss at December 31, 2010 include unrealized gains (losses) on investment securities classified as available-for-sale, the effect of the defined benefit pension and other postretirement plans for employees, and the changes in the value of the interest rate swap designated as a cash flow hedge on one issue of trust preferred securities.

For the twelve months ended December 31, 2010 and 2009, total comprehensive loss was $(134.4) million and $(98.5) million, respectively. The deferred income tax benefit/(liability) related to the components of other comprehensive loss amounted to $1.7 million and $2.1 million, respectively, for the same periods as previously mentioned.

The accumulated balances related to each component of other comprehensive loss are as follows:

(dollars in thousands)	December 31, 2010		December 31, 2009
	Pretax	After-tax	Pretax	After-tax
Net unrealized securities (losses)/gains	$(862)	$(526)	$4,725	$2,864
Net unrealized losses on cash flow derivatives	—	—	(408)	(249)
Pension, other postretirement and postemployment benefit plan adjustments	(5,187)	(3,165)	(6,103)	(3,723)

Accumulated other comprehensive loss	$(6,049)	$(3,691)	$(1,786)	$(1,108)

Employee Benefit Plans

The Company has a defined benefit pension plan covering substantially all full-time employees. Pension costs, which are actuarially determined using the projected unit credit method, are charged to current operations. Pension costs of $0.6 million were recognized as of December 31, 2010 and December 31, 2009. Annual funding contributions are made up to the maximum amounts allowable for Federal income tax purposes. See Note 16 “Employee Benefit Plans” for additional information on all benefit plans described below.

In September 2006, the Board of Directors of FNB United approved a modified freeze to the pension plan. Effective December 31, 2006, no new employees are eligible to enter the plan. Participants who were at least age 40, had earned 10 years of vesting service as an employee of FNB United and remained an active employee as of December 31, 2006 qualified for a grandfathering provision. Under the grandfathering provision, the participant will continue to accrue benefits under the plan through December 31, 2011. However, in November 2010, the Board of Directors of the Company approved an additional amendment to the plan which ceases participant benefit accruals as of December 31, 2010.

The Company has a noncontributory, nonqualified supplemental executive retirement plan (the “SERP”) covering certain executive employees. Annual benefits payable under the SERP are based on factors similar to those for the pension plan, with offsets related to amounts payable under the pension plan and social security benefits. SERP costs, which are actuarially determined using the projected unit credit method and recorded on an unfunded basis, are charged to current operations and credited to a liability account on the consolidated balance sheet. In 2010, the Board of Directors approved an amendment to the plan which stops additional benefit accrual under the SERP after December 31, 2010. This action does not impact a participant’s vested or accrued benefit in the plan.

Medical and life insurance benefits are provided by the Company on a postretirement basis under defined benefit plans covering substantially all full-time employees. Postretirement benefit costs, which are actuarially determined using the attribution method and recorded on an unfunded basis, are charged to current operations and credited to a liability account on the consolidated balance sheet.

In conjunction with the modified freeze of the pension plan, the postretirement medical and life insurance plan was also amended. Effective December 31, 2006, no new employees are eligible to enter the postretirement medical and life insurance plan. Participants who were at least age 40, had earned 10 years of vesting service as an employee of the Company and remained an active employee as of December 31, 2006 qualified for a grandfathering provision. Under the grandfathering provision, the participant was to continue to accrue benefits under the plan through December 31, 2011. However, in November 2010, the Board of Directors of the Company approved an additional amendment to the plan which ceases participant benefit accruals as of December 31, 2010.

Derivatives and Financial Instruments

A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The Company uses derivatives primarily to manage interest rate risk related to mortgage servicing rights, and long-term debt. The fair value of derivatives in a gain or loss position is included in other assets or liabilities, respectively, on the Consolidated Balance Sheets.

The Company classifies its derivative financial instruments as either a hedge of an exposure to changes in the fair value of a recorded asset or liability (“fair value hedge”) or a hedge of an exposure to changes in the cash flows of a recognized asset, liability or forecasted transaction (“cash flow hedge”). The Company has master netting agreements with the derivatives dealers with which it does business, but reflects gross gains and losses on the Consolidated Balance Sheets.

The Company uses the long-haul method to assess hedge effectiveness. The Company documents, both at inception and over the life of the hedge, at least quarterly, its analysis of actual and expected hedge effectiveness. This analysis includes techniques such as regression analysis and hypothetical derivatives to demonstrate that the hedge has been, and is expected to be, highly effective in off-setting corresponding changes in the fair value or cash flows of the hedged item. For a qualifying fair value hedge, changes in the value of the derivatives that have been highly effective as hedges are recognized in current period earnings along with the corresponding changes in the fair value of the designated hedged item attributable to the risk being hedged. For a qualifying cash flow hedge, the portion of changes in the fair value of the derivatives that have been highly effective are recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings.

For either fair value hedges or cash flow hedges, ineffectiveness may be recognized in noninterest income to the extent that changes in the value of the derivative instruments do not perfectly offset changes in the value of the hedged items attributable to the risk being hedged. If the hedge ceases to be highly effective, the Company discontinues hedge accounting and recognizes the changes in fair value in current period earnings. If a derivative that qualifies as a fair value or cash flow hedge is terminated or the designation removed, the realized or then unrealized gain or loss is recognized into income over the original hedge period (fair value hedge) or period in which the hedged item affects earnings (cash flow hedge). Immediate recognition in earnings is required upon sale or extinguishment of the hedged item (fair value hedge) or if it is probable that the hedged cash flows will not occur (cash flow hedge).

See Note 21 for additional information related to derivatives and financial instruments.

Reclassification

Certain items for 2009 and 2008 have been reclassified to conform to the 2010 presentation. Such reclassifications had no effect on net loss or shareholders’ equity as previously reported.

Note 2—Restatement of Consolidated Financial Statements

In preparing financial information for the first quarter of 2011 the Corporation determined there were events or transactions that occurred or became known in the first quarter of 2011 that related to the valuation of impaired loans and other real estate owned (OREO) and provided additional evidence about conditions that existed as of December 31, 2010. The information related to certain of these events or transactions was available prior to the filing of the Corporation’s annual report on Form 10-K and should have been considered in determining reported amounts or valuation allowances of impaired loans and OREO. The Corporation is restating its 2010 financial statements to reflect the correction of the recorded amounts or valuation allowances for impaired loans and OREO related to:

•	$8.6 million in charge-offs in the first quarter of 2011 for impaired loans that existed at December 31, 2010 that should have had specific reserves in the December 31, 2010 allowance for loan losses.

•

$8.9 million in specific reserves for impaired loans recorded during the three-month period ended March 31, 2011 that should have been included as specific reserves in the December 31, 2010 allowance for loan losses due to updated appraisals received in the first quarter of 2011.

•	$1.4 million in write-downs of OREO in the first quarter of 2011 that should have been recorded during the year ended December 31, 2010.

The Company has corrected these errors and in consultation with the Audit Committee of the Board of Directors, determined that the amounts of the allowance for loan losses should be increased by an aggregate of $17.5 million for the year ended December 31, 2010 and that write-downs of OREO should be increased by $1.4 million for the year ended December 31, 2010. In this Annual Report on Form 10-K/A, the Company is restating its consolidated balance sheet, statement of loss, statement of shareholders’ equity and comprehensive loss, and statement of cash flows as of and for the year ended December 31, 2010.

The effects of the restatement by line item for the periods presented in this Annual Report on Form10-K/A follow:

Impact on Consolidated Balance Sheets

	December 31, 2010
(dollars in thousands)	As Previously Reported	As Restated	Effect of Change
Allowance for Loan Losses	$76,180	$93,687	$17,507
Net Loans Held for Investment	1,227,795	1,210,288	(17,507)
Other Real Estate Owned	63,627	62,226	(1,401)
Total Assets	1,921,277	1,902,369	(18,908)
Accumulated Deficit	210,187	229,095	18,908
Total Shareholders’ Equity/(Deficit)	(9,929)	(28,837)	(18,908)

Impact on Consolidated Statements of Loss

	December 31, 2010
(dollars in thousands)	As Previously Reported	As Restated	Effect of Change
Provision for Loan Losses	$115,248	$132,755	$17,507
Net Interest (Loss)/Income after Provision for Loan Losses	(63,046)	(80,553)	(17,507)
Other Real Estate Owned Expense	13,131	14,532	1,401
Loss Before Income Taxes	111,660	130,568	18,908
Income Tax Expense/(Benefit)	1,259	1,259	—
Net Loss	112,919	131,827	18,908
Net Loss to Common Shareholders	116,213	135,121	18,908

Net Loss Per Common Share:
Basic	$(10.17)	$(11.83)	$(1.66)
Diluted	$(10.17)	$(11.83)	$(1.66)

Impact on Consolidated Statements of Shareholders’ Equity and Comprehensive Loss

	December 31, 2010
(dollars in thousands)	As Previously Reported	As Restated	Effect of Change
Net Loss	$112,919	$131,827	$18,908
Total Comprehensive Loss	$(115,502)	$(134,410)	$(18,908)
Total Accumulated Deficit	210,187	229,095	18,908
Total Shareholders’ Equity/(Deficit)	(9,929)	(28,837)	(18,908)

Impact on Consolidated Statements of Cash Flows

	December 31, 2010
(dollars in thousands)	As Previously Reported	As Restated	Effect of Change
Operating Activities:
Net Loss	$112,919	$131,827	$18,908
Provision for Loan Losses	115,248	132,755	17,507
Net Loss on Other Real Estate Owned	8,538	9,939	1,401

Note 3—Regulatory Matters

Regulatory Actions

Consent Order

Due to the Bank’s condition, on July 22, 2010, pursuant to a Stipulation and Consent to the Issuance of a Consent Order, the Bank consented and agreed to the issuance of a Consent Order (“Order”) by the OCC. In the Order, the Bank and the OCC agreed as to areas of the bank’s operations that warrant improvement and a plan for making those improvements. The Order includes a capital directive, which requires the Bank to achieve and maintain minimum regulatory capital levels in excess of the statutory minimums to be well-capitalized, and a directive to develop a liquidity risk management and contingency funding plan, in connection with which the Bank could be subject to limitations on the maximum interest rates it can pay on deposit accounts. The Order also contains restrictions on future extensions of credit and requires the development of various programs and procedures to improve the Bank’s asset quality as well as routine reporting on the Bank’s progress toward compliance with the Order to the Board of Directors and the OCC. Specifically, the Order imposed the following requirements on the Bank:

•	to appoint a Compliance Committee to monitor and coordinate the Bank’s adherence to the Order.

•	to develop and submit to the OCC for review a written strategic plan covering at least a three-year period.

•	to achieve within 90 days and thereafter maintain total capital at least equal to 12% of risk-weighted assets and Tier 1 capital at least equal to 9% of adjusted total assets.

•	to submit to the OCC within 60 days a written capital plan for the Bank covering at least a three-year period.

•	to develop, implement and ensure the Bank’s compliance with written programs to improve the Bank’s loan portfolio management and to reduce the high level of credit risk in the Bank.

•	to adopt and ensure implementation and adherence to an enhanced written commercial real estate concentration management program consistent with OCC guidelines.

•	to obtain current and complete credit information on all loans and ensure proper collateral documentation is maintained on all loans.

•	to develop and implement an independent review and analysis process to ensure that appraisals conform to appraisal standards and regulations.

•	to implement and adhere to a written program for the maintenance of an adequate allowance for loan losses, providing for review of the allowance by the Board of Directors at least quarterly.

•	to increase the Bank’s liquidity to a level sufficient to sustain the Bank’s current operations and to withstand any anticipated or extraordinary demand against its funding base.

•

to implement and maintain a comprehensive liquidity risk management program, assessing on an ongoing basis the Bank’s current and projected funding needs and ensuring that sufficient funds or access to funds exists to meet those needs.

•	to develop and implement a written program to strengthen internal controls over accounting and financial reporting.

The Order permits the OCC to extend the time periods under the Order upon written request. Any material failure to comply with the Order could result in further enforcement actions by the OCC. In addition, if the OCC does not accept the capital plan or the Bank fails to achieve and maintain the minimum capital levels, the OCC may require the Bank to sell, merge or liquidate the Bank.

The Bank has submitted all required materials and plans requested to the OCC within the given time periods. The Board of Directors submitted written strategic plans and capital plans to the OCC covering the requisite three-year period.

Written Agreement

On October 21, 2010, FNB United entered into a written agreement with the Federal Reserve Bank of Richmond (“FRBR”). Pursuant to the agreement, FNB United’s Board of Directors is to take appropriate steps to utilize fully FNB United’s financial and managerial resources to serve as a source of strength to the Bank, including causing the Bank to comply with the Order it entered into with the OCC on July 22, 2010.

In the agreement, FNB United agreed that it would not declare or pay any dividends without prior written approval of the FRBR and the Director of the Division of Banking Supervision and Regulation of the Board of Governors of the Federal Reserve System (the “Director”). It further agreed that it would not take dividends or any other form of payment representing a reduction in capital from the Bank without the FRBR’s prior written approval. The agreement also provides that neither FNB United nor any of its nonbank subsidiaries will make any distributions of interest, principal or other amounts on subordinated debentures or trust preferred securities without the prior written approval of the FRBR and the Director.

The agreement further provides that neither FNB United nor any of its subsidiaries shall incur, increase or guarantee any debt without FRBR approval. In addition, FNB United must obtain the prior approval of the FRBR for the repurchase or redemption of its shares of stock.

Within 60 days from the date of the agreement, FNB United submitted to the FRBR a written plan to maintain sufficient capital at FNB United on a consolidated basis. Within 30 days of the agreement, FNB United submitted to the FRBR a statement of its planned sources and uses of cash for operating expenses and other purposes for 2011. FNB United is to submit such a cash flow projection for each subsequent calendar year by December of the preceding year.

The agreement permits the FRBR to grant written extensions of time for FNB United to comply with its provisions.

FNB United is to report to the FRBR monthly regarding its progress in complying with the agreement. The provisions of the agreement will remain effective and enforceable until they are stayed, modified, terminated, or suspended in writing by the FRBR.

Capital Matters

The Order, described above, requires the Bank to achieve and maintain Tier 1 capital of not less than 9% and total risk-based capital of not less than 12% for the life of the Order. The Bank has not achieved the required capital levels by the deadline imposed under the Order but is continuing to work to comply with the capital directive. The Bank is not “well-capitalized” for capital adequacy purposes under the terms of the Order and may not be deemed so in the future, even if the Bank exceeds the levels of capital required under the Order.

The minimum capital requirements to be characterized as “well-capitalized” and “adequately capitalized,” as defined by regulatory guidelines, the capital requirements pursuant to the Order, and the Company’s actual capital ratios on a consolidated and Bank-only basis were as follows as of December 31, 2010:

			Minimum Regulatory Requirement
	Consolidated	Bank	Adequately Capitalized	Well- Capitalized	Pursuant to Order

Total risk-based capital ratio	(2.56)%	2.36%	8.00%	10.00%	12.00%
Tier 1 risk-based capital ratio	(2.56)%	1.18%	4.00%	6.00%	9.00%
Leverage capital ratio	(1.86)%	0.86%	4.00%	5.00%	9.00%

As of December 31, 2010, the Company was designated “significantly undercapitalized” for total risk-based capital, Tier 1 risk-based capital and leverage capital under regulatory guidelines.

Note 4—Going Concern Considerations and Management’s Plans and Intentions

Going Concern Considerations

The going concern assumption is a fundamental principle in the preparation of financial statements. It is the responsibility of management to assess the Company’s ability to continue as a going concern. In making this assessment, the Company has taken into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date of December 31, 2010. The Company has had a history of profitable operations and sufficient sources of liquidity to meet its short-term and long-term funding needs. However, the Bank’s financial condition has suffered during 2009 as well as 2010 in what may ultimately be the worst economic downturn since the Great Depression.

The effects of the current economic environment are being felt across many industries, with financial services and real estate being particularly hard-hit, and have been particularly severe during the last 24 months. The Bank, with a loan portfolio consisting of a concentration in commercial real estate loans, including residential construction and development loans, has seen a decline in the value of the collateral securing its portfolio as well as rapid deterioration in its borrowers’ cash flow and ability to repay their outstanding loans to the Bank. As a result, the Bank’s level of nonperforming assets has increased substantially during 2009 and 2010. For the years ended December 31, 2010 and 2009, the Bank recorded provisions of $132.8 million and $61.7 million, respectively, to increase the allowance for loan losses to a level that, in management’s best judgment, adequately reflected the increased risk inherent in the loan portfolio as of the respective year-ends.
FNB United and the Bank operate in a highly regulated industry and must plan for the liquidity needs of each entity separately. A variety of sources of liquidity are available to the Bank to meet its short-term and long-term funding needs. Although a number of these sources are limited following execution of the Order with the OCC discussed in Note 3 above, management has prepared forecasts of the Bank’s sources of funds and projected uses of funds for a three-year period in an effort to ensure that the sources available are sufficient to meet the Bank’s projected liquidity needs.

FNB United is a legal entity separate and distinct from the Bank and relies on dividends from the Bank as its primary source of liquidity. Various legal limitations, including the FDICIA and the Order, restrict or prohibit the Bank from lending or otherwise supplying funds to FNB United to meet its obligations, including paying dividends. The regulatory restrictions that restrict cash payments between the Bank and FNB United may cause FNB United to be unable to meets its financial obligations in the normal course of business.

The Company must raise additional capital to increase capital levels to meet the standards set forth by the OCC. As a result of the recent downturn in the financial markets, the availability of many sources of capital (principally to financial services companies) has become significantly restricted or has become increasingly costly as compared to market rates prevailing prior to the downturn. Management cannot predict when or if the capital markets will return to more favorable conditions. Management is actively evaluating a number of capital sources, asset reductions and other balance sheet management strategies to ensure that the Bank’s projected level of regulatory capital can support its balance sheet.

There can be no assurances that the Company will be successful in its efforts to raise additional capital during 2011. An equity financing transaction sufficient to restore the Bank’s capital to required levels would result in substantial dilution to the Company’s current shareholders and could adversely affect the market price of the Company’s common stock. It is difficult to predict if capital-raising efforts will be successful, either on a short-term or long-term basis. The Company’s failure to raise capital and increase its capital ratios to levels required by the Order may result in the sale, merger or liquidation of the Bank and further deterioration of the Bank’s capital may result in its being placed in regulatory receivership. This uncertainty as to the Company’s ability to meet existing or future regulatory requirements and the continued deterioration in the Bank’s asset quality raise substantial doubt about the Company’s ability to continue as a going concern.

The perception or possibility that FNB United’s common stock could be delisted from the Nasdaq in the future could negatively affect its liquidity and price. Delisting would have an adverse effect on the liquidity of the common shares and, as a result, the market price for the common stock might become more volatile. Delisting could also make it more difficult for the Company to raise additional capital.

The accompanying consolidated financial statements for the Company have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future, and does not include any adjustments to reflect the possible future effects on the recoverability or classification of assets.

Management’s Plans and Intentions

The Company incurred significant net losses in 2009, which have continued in 2010, primarily from the higher provisions for loan losses due to the significant level of nonperforming assets and the write-off of goodwill. The

Bank consented and agreed to the issuance of the Order by the OCC in July 2010. FNB United entered into a written agreement with the FRB in October 2010. The Company’s independent registered public accounting firm issued a report with respect to the Company’s audited financial statements for the fiscal year ended December 31, 2010, which contained an explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern. The following strategies to improve the Company’s financial condition have been or are being implemented:

Held-to-Maturity Investment Securities Reclassification—As part of the Bank’s contingency funding plan, the Bank reclassified and transferred on May 3, 2010 the entire held-to-maturity investment securities portfolio to available-for-sale investment securities. Though there are no immediate plans for the sale of these securities, the transfer gives the Bank additional latitude in managing liquidity and the investment portfolio. The transfer resulted in the unrealized holding gains of $2.1 million, net of tax, at the date of transfer being recognized in other comprehensive income. The corresponding deferred tax on the unrealized holding gain allowed the Bank to realize a one-time reduction in deferred tax valuation allowance of $1.4 million in the second quarter of 2010.

Deferring Preferred Stock and Trust Preferred Securities Payments—The Company began deferring the payment of cash dividends on its outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A, beginning in the second quarter 2010, as well as the payment of interest on the outstanding junior subordinated notes related to its trust preferred securities to enhance the Company’s liquidity. The expense associated with trust preferred securities continues to accrue and is reflected in the Company’s Consolidated Statements of Loss. The dividends on preferred stock are shown as an increase to net loss to derive net loss to common shareholders in the Consolidated Statements of Loss.

Balance Sheet Reduction—Management currently is implementing strategies to improve capital ratios through the reduction of assets and off-balance sheet commitments. At December 31, 2010, risk-weighted assets had been reduced by $332.1 million since December 31, 2009. Reductions occurred primarily in reductions in the commercial loan portfolio. Management expects future reductions in risk-weighted assets to be moderate and occur primarily in the loan portfolio. To offset the majority of asset reductions, liabilities declined primarily through reductions in deposits by $25.7 million. Because asset reductions exceeded liability reductions in the twelve months ending December 31, 2010, cash balances increased by $132.9 million. Future liability reductions are expected to occur primarily in deposits, primarily public unit deposits and high-rate NOW accounts and certificates of deposits.

On December 29, 2010, the Bank entered into an agreement to sell mortgage servicing rights on approximately $492.9 million of FNMA (Federal National Mortgage Association) loans and recognized a loss of $3.0 million, including transaction costs.

Earnings—On June 22, 2010, the Bank retired $33.0 million in Federal Home Loan Bank (“FHLB”) advances and paid an early redemption penalty of $1.0 million to the FHLB for the retirement of these advances, of which the penalty is in other noninterest expenses. On July 2, 2010, the Bank purchased $30.0 million in brokered certificates of deposit to replace these funds. The advances had a remaining average life of 1.0 years and an average interest rate of 3.93%. The brokered certificates of deposit have maturities ranging from 30 months to 42 months with interest rates ranging from 1.75% to 2.20%. As a result of this transaction, the interest expense savings during the first year is estimated at an annualized rate of 1.94% on the $30.0 million restructured.

Stimulus Loan Program—The Bank implemented in 2009 a stimulus loan program to facilitate the sale of residential real estate held as collateral for some of the Bank’s nonperforming and performing loans and certain Bank-owned properties. The purpose of the program is to reduce the Bank’s credit concentrations and nonperforming assets by providing attractive terms that both fill the mortgage lending void created by the ongoing recession and incent potential buyers to purchase real estate. The Bank offered a reduced interest rate to qualified new borrowers to encourage them to purchase properties in this program. New borrowers are qualified according to the Bank’s normal consumer and mortgage underwriting standards. The Bank records these loans at fair value at time of issue. Existing unimpaired development loans that become part of the program are considered impaired upon inclusion in the stimulus loan program. The Bank discontinued the program in the first quarter of 2011. The Bank currently has $41.1 million in loans under the stimulus loan program, and has recognized an initial fair value adjustment of $172,200. As of December 31, 2010, the fair value adjustment was reduced to $114,100 due to the accretion of the adjustment to interest income. The fair value adjustment is recorded as a reduction of the outstanding loan balance on the balance sheet and accreted into interest income over the contractual life of the loan.

Additional Capital—The Company has engaged investment banking firms and is working to secure investors in a capital raise plan that may include issuing common stock, preferred stock or a combination of both, debt, or other financing alternatives that may be treated as capital for capital adequacy ratio purposes. Currently, the Company is working diligently to raise additional capital in the next few months; however, there are no assurances that an offering will be completed or that the Company will succeed in this endeavor. In addition, a transaction would more likely than not involve equity financing, resulting in substantial dilution to current shareholders and an adverse affect on the price of the Company’s common stock. The Company’s ability to raise capital is contingent on the current capital markets and on its financial performance. Available capital markets are not currently favorable, and the Company cannot be certain of its ability to raise capital on any terms.

Note 5—Intangible Assets

Business Combinations

For intangible assets related to business combinations, the following is a summary of the gross carrying amount and accumulated amortization of amortized intangible assets and the carrying amount of unamortized intangible assets:

(dollars in thousands)	December 31,
	2010	2009
Amortized intangible assets:
Core deposit premium related to whole bank acquisitions:
Carrying amount	$8,202	$8,202
Accumulated amortization	4,029	3,234

Net core deposit premium	$4,173	$4,968

Amortization of intangibles totaled approximately $795,000 for core deposit premiums in 2010, $794,000 in 2009 and $802,000 in 2008. The estimated amortization expense for core deposit premiums is approximately $795,000 per year for years ending December 31, 2011 through 2015.

Mortgage Servicing Rights

Mortgage loans serviced for others are not included in the consolidated balance sheet. The unpaid principal balance of mortgage loans serviced for others amounted to $493.7 million, $453.3 million and $353.9 million at December 31, 2010, 2009 and 2008, respectively.

In accordance with instructions from Federal National Mortgage Association (“FNMA”), the bank entered into an agreement on December 29, 2010 to sell mortgage servicing rights on approximately $492.9 million of FNMA loans and recognized a loss of $3.0 million, including transaction costs. The Bank continued to service these loans until January 31, 2011. The Bank did not sell any mortgage servicing rights in 2009 or 2008.

The following is an analysis of mortgage servicing rights included in other assets on the consolidated balance sheet:

(dollars in thousands)	Years Ended December 31,
	2010	2009	2008
Balance at beginning of year	$4,857	$4,043	$2,900
Servicing rights capitalized	1,340	1,642	1,182
Amortization expense	(853)	(1,019)	(616)
Change in valuation allowance	(312)	191	577
Impairment write-down	(2,673)	—	—

Balance at end of year	$2,359	$4,857	$4,043

Note 6—Investment Securities

The primary objective of the Company’s management of the investment portfolio is to maintain a portfolio of high quality, highly liquid investments yielding competitive returns. The Company is required under federal regulations to maintain adequate liquidity to ensure safe and sound operations. The Company maintains investment balances based on a continuing assessment of cash flows, the level of loan production, current interest rate risk strategies and the assessment of the potential future direction of market interest rate changes. Investment securities differ in terms of default, interest rate, liquidity and expected rate of return risk.

On May 3, 2010, the Company reclassified the entire held-to-maturity investment securities portfolio to available-for-sale investment securities to provide additional liquidity to the Bank. At the time of reclassification, the held-to-maturity investment securities were carried at amortized cost of $83.2 million with an unrealized net gain of $3.5 million. The Company recorded $2.8 million to Other Comprehensive Income and a federal income tax benefit of $0.7 million to reduce its deferred tax valuation allowance established on previously recorded deferred tax assets.

During the fourth quarter of 2010, the Bank sold 145 investment securities with a face value of $172.7 million and purchased 20 securities with a face value of $158.5 million. These transactions resulted in a net gain on the sale of investment securities of $8.8 million.

The following table summarizes the amortized cost and estimated fair value of available-for-sale investment securities and the related gross unrealized gains and losses are presented below:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2010
Obligations of:
U.S. Treasury and government agencies	$20	$1	$—	$21
U.S. government sponsored agencies	23,490	158	132	23,516
States and political subdivisions	23,867	885	294	24,458
Residential mortgage-backed securities	258,816	427	1,907	257,336

Total	$306,193	$1,471	$2,333	$305,331

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

December 31, 2009
Obligations of:
U.S. Treasury and government agencies	$61	$2	$—	$63
U.S. government sponsored agencies	71,696	1,460	189	72,967
States and political subdivisions	45,264	1,494	330	46,428
Residential mortgage-backed securities	99,307	2,427	121	101,613
Collateralized debt obligations	—	45	—	45
Equity securities	2,667	—	499	2,168
Corporate notes	13,910	436	—	14,346

Total	$232,905	$5,864	$1,139	$237,630

The following table summarizes the amortized cost and estimated fair value of held-to-maturity investment securities and the related gross unrealized gains and losses are presented below:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2009
Obligations of:
States and political subdivisions	$13,918	$486	$—	$14,404
Residential mortgage-backed securities	52,127	1,155	260	53,022
Commercial mortgage-backed securities	21,513	1,719	—	23,232
Corporate notes	1,001	—	138	863

Total	$88,559	$3,360	$398	$91,521

The amortized cost and estimated fair value of investment securities at December 31, 2010, by contractual maturity, are shown in the accompanying table. Actual maturities may differ from contractual maturities because issuers may have the right to prepay obligations with or without prepayment penalties.

	Available-for-Sale
(dollars in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$6,323	$6,491
Due after one one year through five years	4,127	4,104
Due after five years through 10 years	22,748	22,527
Due after 10 years	14,179	14,873

Total	47,377	47,995
Mortgage-backed securities	258,816	257,336

Total	$306,193	$305,331

At December 31, 2010, $168.1 million of the investment securities portfolio was pledged to secure public deposits, including retail repurchase agreements, $27.6 million was pledged to the Federal Reserve Bank (the “FRB”) of Richmond and $7.5 million was pledged to others, leaving $102.2 million available as lendable collateral.

At December 31, 2009, $116.5 million of the investment securities portfolio was pledged to secure public deposits, including retail repurchase agreements, $40.4 million was pledged to the FRB of Richmond, $71.0 million was pledged to the FHLB and $0.7 million was pledged to others, leaving $97.6 million available as lendable collateral.

Gross gains and losses recognized (by specific identification) on the sale of securities are summarized as follows:

(dollars in thousands)	Years ended December 31,
	2010	2009	2008
Gains on sales of investment securities available-for-sale	$10,722	$1,136	$664
Losses on sales of investment securities available-for-sale	(75)	(147)	(18)

Total securities gains	$10,647	$989	$646

The Bank, as a member of the FHLB of Atlanta, is required to own capital stock in the FHLB of Atlanta based generally upon the balances of total assets and FHLB advances. FHLB capital stock is pledged to secure FHLB advances. This investment is carried at cost since no ready market exists for FHLB stock and there is no quoted market value. However, redemption of this stock has historically been at par value. At December 31, 2010 and 2009, the Bank owned a total of $11.5 million and $12.9 million, respectively, of FHLB stock. Due to the redemption provisions of FHLB stock, the Company estimated that fair value approximated cost and that this investment was not impaired at December 31, 2009. FHLB stock is included in other assets at its original cost basis.

The Bank, as a member bank of the FRB of Richmond, is required to own capital stock of the FRB of Richmond based upon a percentage of the Bank’s common stock and surplus. This investment is carried at cost since no ready market exists for FRB stock and there is no quoted market value. At December 31, 2010 and 2009, the Bank owned a total of $3.8 million and $5.4 million, respectively of FRB stock. Due to the nature of this investment in an entity of the U.S. Government, the Company estimated that fair value approximated the cost and that this investment was not impaired at December 31, 2010. FRB stock is included in other assets at its original cost basis.

Other investments are recorded at cost and are composed of the following:

(dollars in thousands)	December 31,
	2010	2009
Federal Home Loan Bank stock	$11,496	$12,867
Federal Reserve Bank stock	3,761	5,358
Other investments	6	10

Total other investments	$15,263	$18,235

The following table presents a summary of available-for-sale investment securities that had an unrealized loss at December 31:

(dollars in thousands)	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
December 31, 2010
Obligations of:
U.S. government sponsored agencies	$11,855	$132	$—	$—	$11,855	$132
States and political subdivisions	8,873	294	—	—	8,873	294
Residential mortgage-backed securities	151,154	1,907	—	—	151,154	1,907

Total	$171,882	$2,333	$—	$—	$171,882	$2,333

December 31, 2009
Obligations of:
U.S. government sponsored agencies	$11,289	$189	$—	$—	$11,289	$189
States and political subdivisions	15,077	263	799	67	15,876	330
Residential mortgage-backed securities	4,334	121	—	—	4,334	121
Equity securities	—	—	2,667	499	2,667	499

Total	$30,700	$573	$3,466	$566	$34,166	$1,139

The following table presents a summary of held-to-maturity investment securities that had an unrealized loss at December 31:
(dollars in thousands)	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
December 31, 2009

Residential mortgage-backed securities	$8,788	$260	$—	$—	$8,788	$260
Corporate notes	—	—	863	138	863	138

Total	$8,788	$260	$863	$138	$9,651	$398

At December 31, 2010 there were no investment securities that had continuous unrealized losses for more than twelve months. Investment securities with an aggregate fair value of $4.3 million have had continuous unrealized losses of $0.7 million for more than twelve months as of December 31, 2009. These securities include county and municipal securities and corporate securities. The unrealized losses relate to fixed-rate debt securities that have incurred fair value reductions due to higher market interest rates and for certain securities, increased credit risk since the respective purchase date. The unrealized losses are not likely to reverse unless and until market interest rates and credit risk decline to the levels that existed when the securities were purchased. Since none of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption obligations, and the Company has determined that it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, none of the securities are deemed to be other than temporarily impaired.

Unrealized losses for all investment securities are reviewed to determine whether the losses are OTTI. Investment securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other-than-temporary. In conducting this assessment, the Company evaluates a number of factors including, but not limited to:

•	How much fair value has declined below amortized cost;

•	How long the decline in fair value has existed;

•	The financial condition of the issuer;

•	Contractual or estimated cash flows of the security;

•	Underlying supporting collateral;

•	Past events, current conditions, forecasts;

•	Significant rating agency changes on the issuer; and

•	The Company’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company analyzed its securities portfolio at December 31, 2010, paying particular attention to its municipal bonds. After considering ratings, fair value, cash flows and other factors, the Company does not believe securities to be OTTI.

During 2009, the Bank identified one security with a principal amount of $5.0 million where expected cash flows were less than contractual cash flows. This security is backed by a pool of issuers of trust preferred securities. As of this date, issuers within the pool were either deferring or had defaulted on approximately 30% of the outstanding pool balance. The security owned by the Bank is in a subordinated position to other securities backed by the trust preferred pool and was not paying dividends since the second quarter; the Company does not expect to receive any further dividend.

The Bank performed two separate impairment tests assuming that current issuers in default would have no recovery, that a substantial amount of issuers currently deferring would default with a lower severity rate and that additional issuers would default. As a result of the impairment tests, the entire book value was considered impaired with the full amount written off. Though the Bank does not know what the ultimate default and severity rates will be, management determined that this evaluation represented the best estimate of expected loss under a severe stress scenario.

Note 7—Loans

Loans are stated at the principal amounts outstanding adjusted for purchase premiums/discounts, deferred net loan fees and costs, and unearned income.

The following summary sets forth the major categories of loans:

(dollars in thousands)	2011	2009
Loans held for sale	$37,079	$58,219

Loans held for investment:
Commercial and agricultural	$93,747	$194,134
Real estate - construction	276,976	394,427
Real estate - mortgage:
1-4 family residential	388,859	398,134
Commercial and other	494,861	529,822
Consumer	49,532	46,504

Gross loans held for investment	1,303,975	1,563,021
Less: allowance for loan losses	(93,687)	(49,461)

Loans held for investment, net of allowance	$1,210,288	$1,513,560

Loans as presented are reduced by net deferred loan fees of $26,000 and $385,000 at December 31, 2010 and 2009, respectively. Accruing loans past due 90 days or more amounted to $4.8 million at December 31, 2010 and $6.9 million at December 31, 2009. Nonaccrual loans amounted to $325.1 million at December 31, 2010 and $167.5 million at December 31, 2009. Interest income that would have been recorded on nonaccrual loans for the years ended December 31, 2010, 2009 and 2008, had they performed in accordance with their original terms, amounted to approximately $12.3 million, $6.9 million and $6.0 million, respectively. Interest income on nonaccrual loans included in the results of operations amounted to approximately $10.7 million in 2010, $5.1 million in 2009 and $4.4 million in 2008. Interest income on nonperforming loans is recorded when cash is actually received.

On December 30, 2010, the Bank sold $32.9 million of mortgage loans held for investment and recognized a net gain of $383,000, including transaction costs, which is reported as mortgage loan income in the Consolidated Statements of Loss. The Bank did not sell any loans held for investment in 2009 or 2008.

The Bank had loans outstanding to executive officers and directors and their affiliated companies during each of the past three years. Such loans were made substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and do not involve more than the normal risks of collectability.

The following table summarizes the transactions for the past two years.

(dollars in thousands)	2010	2009
Balance at beginning of year	$15,036	$10,556
Advances during year	23,790	25,333
Repayments during year	(24,754)	(20,853)

Balance at end of year	$14,072	$15,036

To borrow from the FHLB, members must pledge collateral to secure advances and letters of credit. Acceptable collateral includes, among other types of collateral, a variety of residential, multifamily, home equity lines and second mortgages, and commercial loans. Gross loans of $468.4 million and $608.9 million were pledged to collateralize FHLB advances and letters of credit at December 31, 2010 and December 31, 2009, respectively, of which $0 and $174.7 million, respectively, was available as additional borrowing capacity. At December 31, 2010, no loans were pledged for borrowings from the Federal Reserve Discount Window.

The Bank implemented in 2009 a stimulus loan program to facilitate the sale of residential real estate held as collateral for some of the Bank’s nonperforming and performing loans and certain Bank-owned properties. The purpose of the program is to reduce the Bank’s credit concentrations and nonperforming assets by providing attractive terms that both fill the mortgage lending void created by the ongoing recession and incent potential buyers to purchase real estate. The Bank offered a reduced interest rate to qualified new borrowers to encourage them to purchase properties in this program. New borrowers are qualified according to the Bank’s normal consumer and mortgage underwriting standards. The Bank records these loans at fair value at time of issue. Existing unimpaired development loans that become part of the program are considered impaired upon inclusion in the stimulus loan program. The Bank discontinued the program in the first quarter of 2011. The Bank currently has $41.1 million in loans under the stimulus loan program, and has recognized an initial fair value adjustment of $172,200. As of December 31, 2010, the fair value adjustment was reduced to $114,100 due to the accretion of the adjustment to interest income. The fair value adjustment is recorded as a reduction of the outstanding loan balance on the balance sheet and accreted into interest income over the contractual life of the loan.

At December 31, 2010 and December 31, 2009, the Bank had certain impaired loans of $325.1 million and $167.5 million, respectively, which were on nonaccruing interest status.

The following is a summary of nonperforming assets for the periods ended as presented.

(dollars in thousands)	December 31, 2010	December 31, 2009
Loans on nonaccrual status	$325,068	$167,506
Loans more than 90 days delinquent, still on accrual	4,818	6,908
Real estate owned/repossessed assets	62,364	35,238

Total Nonperforming Assets	$392,250	$209,652

The following table summarizes information relative to impaired loans at the dates and for the periods indicated.

(dollars in thousands)	December 31, 2010		December 31, 2009

	Balance	Associated Reserves	Balance	Associated Reserves

Impaired loans, not individually reviewed for impairment	$717	$—	$5,660	$38
Impaired loans, individually reviewed, with no impairment	132,435	—	84,928	—
Impaired loans, individually reviewed, with impairment	208,040	70,888	98,010	28,868

Total impaired loans *	$341,192	$70,888	$188,598	$28,906

*	Included at December 31, 2010 and December 31, 2009 were $6.5 million and $24.7 million, respectively, in restructured and performing loans.

Impaired loans also include loans for which the Bank may elect to grant a concession, providing terms more favorable than those prevalent in the market (e.g., rate, amortization term), and formally restructure due to the weakening credit status of a borrower. Restructuring is designed to facilitate a repayment plan that minimizes the potential losses that the Bank otherwise may have to incur. If these impaired loans are on nonaccruing status as of the date of restructuring, the loans are included in nonperforming loans. Nonperforming restructured loans will remain as nonperforming until the borrower can demonstrate adherence to the restructured terms for a period of no less than six months or when it is otherwise determined that continued adherence is reasonably assured. Some restructured loans continue as accruing loans after restructuring due to the borrower not being past due, adequate collateral valuations supporting the restructured loans or the cash flows of the underlying business appearing adequate to support the restructured debt service. Not included in nonperforming loans are loans that have been restructured that were performing as of the restructure date. At December 31, 2010, there was $146.5 million in restructured loans, of which loans amounting to $6.5 million were accruing and in a performing status. At December 31, 2009, there was $95.7 million in restructured loans, of which loans amounting to $24.7 million were accruing and in a performing status.

Potential problem loans which are not included in nonperforming assets are classified separately within the Bank’s portfolio as Special Mention and carry a risk grade rating of “6”. These loans are defined as those with potential weaknesses which may affect repayment capacity, but do not pose sufficient risk as to require an adverse classification. As of December 31, 2010, the balance of such loans was $130.8 million compared with a balance of $244.3 million as of December 31, 2009.

The average carrying value of impaired loans was $355.1 million in 2010 and $147.2 million in 2009. Interest income recognized on impaired loans, exclusive of nonaccrual loans, amounted to approximately $0.3 million in 2010, $1.7 million in 2009 and $1.3 million in 2008.

Loans with outstanding balances of $47.6 million in 2010 and $34.7 million in 2009 were transferred from loans to other real estate acquired through foreclosure. Other real estate acquired through loan foreclosures amounted to $62.3 million at December 31, 2010 and $35.2 million at December 31, 2009.

Loans held for investment are primarily made in the region of North Carolina that includes Alamance, Alexander, Ashe, Catawba, Chatham, Gaston, Guilford, Iredell, Mecklenburg, Montgomery, Moore, Orange, Randolph, Richmond, Rowan, Scotland, Watauga and Wilkes counties. The real estate loan portfolio can be affected by the condition of the local real estate markets.

Note 8—Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses represents management’s best estimate of probable credit losses that are inherent in the loan portfolio at the balance sheet date and is determined by management through quarterly evaluations of the loan portfolio.

The Bank lends primarily in North Carolina. As of December 31, 2010, a substantial majority of the principal amount of the loans held for investment in its portfolio was to businesses and individuals in North Carolina. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. The risks created by this concentration have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover estimated losses on loans at each balance sheet date.

Changes in the allowance for loan losses for the years ended December 31 were as follows:

(dollars in thousands)	2010	2009	2008
Balance at beginning of year	$49,461	$34,720	$17,381
Provision for losses charged to operations	132,755	61,741	27,759
Loans charged off	(91,250)	(49,385)	(12,425)
Recoveries on loans previously charged off	2,721	2,385	2,005

Balance at end of year	$93,687	$49,461	$34,720

The allowance for loan losses, as a percentage of loans held for investment, amounted to 7.18% at December 31, 2010 compared to 3.16% at December 31, 2009.

The credit quality indicator presented for all classes within the loan portfolio is a widely-used and standard system representing the degree of risk of nonpayment. The risk-grade categories presented in the following table are:

Pass—Loans categorized as Pass are higher quality loans that have adequate sources of repayment and little risk of collection.

Special Mention—A Special Mention loan has potential weaknesses that deserve managements close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard—A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of Substandard loans, does not have to exist in individual assets classified Substandard.

Doubtful—An loan classified as doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors, which may work to the advantage of strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans.

Loans categorized as Special Mention are considered Criticized. Loans categorized as Substandard or Doubtful are considered Classified.

The following table presents loan and lease balances by credit quality indicator as of December 31, 2010:

(dollars in thousands)	Nonclassified/ Pass (Ratings 1-5)	Special Mention (Rating 6)	Substandard (Rating 7)	Doubtful (Rating 8)	Total
Commercial and agricultural	$71,325	$6,375	$10,882	$5,165	$93,747
Real estate—construction	76,317	46,596	111,365	42,698	276,976
Real estate—mortgage:
1-4 family residential	324,369	18,398	34,662	11,430	388,859
Commercial	283,557	59,439	84,666	67,199	494,861
Consumer	48,620	—	609	303	49,532

Total	$804,188	$130,808	$242,184	$126,795	$1,303,975

The following table presents ALLL activity by portfolio segment for the year ended December 31, 2010:

			Real Estate - Mortgage
(dollars in thousands)	Commercial and Agriculture	Real Estate - Construction	1-4 Family Residential	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance at January 1, 2010	$3,543	$23,932	$8,311	$12,729	$946	$49,461
Charge-offs	(9,832)	(53,374)	(9,060)	(15,418)	(3,566)	(91,250)
Recoveries	585	52	178	271	1,635	2,721
Provision	16,848	76,182	8,313	29,269	2,143	132,755

Ending balance at December 31, 2010	$11,144	$46,792	$7,742	$26,851	$1,158	$93,687

Portion of ending balance:
Individually evaluated for impairment	$7,451	$35,280	$5,448	$22,709	$—	$70,888
Collectively evaluated for impairment	3,693	11,512	2,294	4,142	1,158	22,799

Total ALLL evaluated for impairment	$11,144	$46,792	$7,742	$26,851	$1,158	$93,687

Loans held for investment:
Ending balance at December 31, 2010	$93,747	$276,976	$388,859	$494,861	$49,532	$1,303,975

Portion of ending balance:
Individually evaluated for impairment	$14,176	$152,465	$41,109	$132,537	$188	$340,475
Collectively evaluated for impairment	79,571	124,511	347,750	362,324	49,344	963,500

Total loans evaluated for impairment	$93,747	$276,976	$388,859	$494,861	$49,532	$1,303,975

The following table presents loans and leases on nonaccrual status by loan class at December 31, 2010:

(dollars in thousands)
Commercial and agricultural	$13,274
Real estate—construction	144,605
Real estate—mortgage:
1-4 family residential	34,994
Commercial	131,866
Consumer	329

Total	$325,068

The following table presents an aging analysis of loans and leases as of December 31, 2010:

							90 or More Days Past Due and Accruing
(dollars in thousands)	Past Due
	30-59 Days	60-89 Days	90 or More Days	Total	Current	Total Loans
Commercial and agricultural	$1,610	$3,622	$5,186	$10,418	$83,329	$93,747	$48
Real estate—construction	21,687	10,532	98,099	130,318	146,658	276,976	212
Real estate—mortgage:
1-4 family residential	11,199	7,016	22,505	40,720	348,139	388,859	4,167
Commercial	9,798	12,430	74,271	96,499	398,362	494,861	380
Consumer	199	44	160	403	49,129	49,532	11

Total	$44,493	$33,644	$200,221	$278,358	$1,025,617	$1,303,975	$4,818

The following table presents impaired loan information as of December 31, 2010:

(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment

With no related allowance recorded:
Commercial and agricultural	$4,530	$6,108	$—	$5,970
Real estate—construction	56,638	73,579	—	74,440
Real estate—mortgage:
1-4 family residential	26,737	29,173	—	29,720
Commercial	45,042	52,565	—	54,674
Consumer	205	207	—	192

With an allowance recorded:
Commercial and agricultural	$9,707	$11,054	$7,451	$8,228
Real estate—construction	95,890	112,858	35,281	86,329
Real estate—mortgage:
1-4 family residential	14,727	15,855	5,448	11,563
Commercial	87,716	96,436	22,708	84,015
Consumer	—	—	—	—

Total:
Commercial and agricultural	$14,237	$17,162	$7,451	$14,198
Real estate—construction	152,528	186,437	35,281	160,769
Real estate—mortgage:
1-4 family residential	41,464	45,028	5,448	41,283
Commercial	132,758	149,001	22,708	138,689
Consumer	205	207	—	192

Interest income recognized after the above loans became impaired was immaterial as of December 31, 2010.

Note 9—Premises and Equipment

Premises and equipment at December 31 is summarized as follows:

(dollars in thousands)	December 31, 2010	December 31, 2009
Land	$11,675	$11,675
Building and improvements	37,572	37,476
Furniture and equipment	31,342	31,247
Leasehold improvements	1,655	1,655

Premises and equipment, gross	82,244	82,053
Accumulated depreciation and amortization	(37,146)	(33,938)

Premises and equipment, net	$45,098	$48,115

Depreciation and amortization expense totaled $3.7 million, $3.7 million, and $3.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 10—Other Real Estate Owned and Property Acquired in Settlement of Loans

The following table summarizes real estate acquired in settlement of loans and personal property acquired in settlement of loans, the latter of which is included within the other assets financial statement line item on the Consolidated Balance Sheet at the dates indicated.

(dollars in thousands)	December 31, 2010	December 31, 2009
Real estate acquired in settlement of loans	$62,226	$35,170
Personal property acquired in settlement of loans	138	68

Total property acquired in settlement of loans	$62,364	$35,238

The following table summarizes the changes in real estate acquired in settlement of loans at the dates and for the periods indicated.

(dollars in thousands)	For Years Ended December 31,
	2010	2009
Real estate acquired in settlement of loans, beginning of period	$35,170	$6,806
Plus: New real estate acquired in settlement of loans	47,976	35,089
Less: Sales of real estate acquired in settlement of loans	(10,981)	(4,954)
Less: Write-downs and net loss on sales charged to expense	(9,939)	(1,771)

Real estate acquired in settlement of loans, end of period	$62,226	$35,170

During 2010, the Bank received proceeds of $11.0 million in total sales of property acquired in settlement of loans. This compares to prior year sales for the same period in the amount of $5.0 million. At December 31, 2010, four assets with a net carrying amount of $840,000 were under contract for sale and are expected to close in the first quarter of 2011.

Note 11—Other Assets and Other Liabilities

Other assets and other liabilities at December 31 are summarized as follows:

	00000000	00000000
(dollars in thousands)	December 31,
	2010	2009
Other Assets:
Interest receivable	$5,747	$8,071
Accounts receivable	6,855	514
Prepaid FDIC assessment	3,973	9,654
Prepaid expenses	3,369	1,349
Small Business Investments (SBIC)	2,485	2,485
Mortgage servicing rights	2,359	4,856
Deferred taxes	1,113	8,481
Other earning assets	15,262	18,235
Other assets	4,449	2,849

Total other assets	$45,612	$56,494

Other Liabilities:
Interest payable	$2,592	$2,474
Accrued expenses	10,923	11,906
Other liabilities	2,986	4,970

Total other liabilities	$16,501	$19,350

Note 12—Commitments

In the ordinary course of operations, the Company and the Bank are party to various legal proceedings. Neither the Company nor the Bank is involved in, nor have they terminated during 2010, any pending legal proceedings other than routine, nonmaterial proceedings occurring in the ordinary course of business.

The Company leases certain facilities and equipment for use in its business. The lease for facilities generally runs for periods of 10 to 20 years with various renewal options, while leases for equipment generally have terms not in excess of 5 years. The majority of the leases for facilities contain rental escalation clauses tied to changes in price indices. Certain real property leases contain purchase options. Management expects that most leases will be renewed or replaced with new leases in the normal course of business.

Future obligations at December 31, 2010 for minimum rentals under non-cancelable operating lease commitments, primarily relating to premises, are as follows:

0000000
(dollars in thousands)

Year ending December 31,
2011	$1,419
2012	1,090
2013	1,044
2014	988
2015	915
Thereafter	10,100

Total lease commitments	$15,556

Net rental expense for all operating leases amounted to $1,665,000, $1,612,000, and $1,530,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 13—Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

(dollars in thousands)	2010	2009	2008

Current:
Federal	$65	$(6,067)	$1,695
State	—	32	243

Total current taxes	65	(6,035)	1,938

Deferred
Federal	(43,326)	(9,366)	(4,160)
State	(8,870)	(2,952)	(896)

Total deferred taxes	(52,196)	(12,318)	(5,056)

Increase in valuation allowance	53,390	22,345	—

Total income taxes	$1,259	$3,992	$(3,118)

A reconciliation of income tax expense computed at the statutory federal income tax rate to actual income tax expense is presented in the following table as of December 31:

(dollars in thousands)
	2010	2009	2008
Amount of tax computed using Federal statutory tax rate of 35% in 2010, 2009 and 2008	$(45,698)	$(34,196)	$(22,024)
Increases/(decreases) resulting from effects of:
Non-taxable income	(481)	(648)	(740)
State income taxes, net of federal benefit	(5,766)	(1,927)	(425)
Goodwill impairment	—	18,338	20,230
Valuation allowance on deferred tax assets	53,390	22,345	—
Other	(186)	80	(159)

Total income tax (benefit)/expense	$1,259	$3,992	$(3,118)

Deferred taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Excluding unrealized losses on available-for-sale securities, the Company has recorded a 100% deferred tax valuation allowance related to various temporary differences, principally consisting of the provision for loan losses and its net operating loss carryforwards.

As of December 31, 2010 and December 31, 2009, net deferred income tax assets totaling $0.9 million and $0.4 million, respectively, are recorded on the Company’s balance sheet. No valuation allowance is recorded for unrealized losses on investment securities because it is not more likely than not that the Company will have to sell these securities at a loss.

The components of deferred tax assets and liabilities and the tax effect of each are as follows:

(dollars in thousands)	December 31, 2010	December 31, 2009

Deferred tax assets:
Allowance for loan losses	$37,388	$19,833
Net operating loss	36,902	7,316
Compensation and benefit plans	2,102	2,192
Fair value basis of loans	—	356
Pension and other post-retirement benefits	1,451	1,878
Interest rate swap	—	134
Other real estate owned	3,815	—
Net unrealized securities losses	343	—
Other	701	877

Subtotal deferred tax assets	82,702	32,586
Less: Valuation allowance	(75,735)	(22,345)

Total deferred tax assets	6,967	10,241

Deferred tax liabilities:
Core deposit intangible	1,648	1,962
Mortgage servicing rights	931	1,918
Depreciable basis of premises and equipment	1,251	1,490
Net deferred loan fees and costs	898	969
Net unrealized securities gains	—	1,869
SAB 109 valuation	265	512
Other	1,049	1,074

Total deferred tax liabilities	6,042	9,794

Net deferred tax assets	$925	$447

Changes in net deferred tax asset were as follows:

(dollars in thousands)	December 31, 2010	December 31, 2009
Balance at beginning of year	$447	$12,597
Income tax effect from change in unrealized gains on available-for-sale securities	2,212	(2,299)
Employee benefit plan	(427)	43
Deferred income tax benefit on continuing operations	52,083	12,451
Valuation allowance on deferred tax assets	(53,390)	(22,345)

Balance at end of period	$925	$447

Under accounting principles generally accepted in the United States of America, the Company is not required to provide a deferred tax liability for the tax effect of additions to the tax bad debt reserve through 1987, the base year. Retained earnings at December 31, 2010 include approximately $2.7 million for which no provision for federal income tax has been made. These amounts represent allocations of income to bad debt deductions for tax purposes only. Reductions of such amounts for purposes other than bad debt losses could create income for tax purposes in certain remote instances, which would then be subject to the then current corporate income tax rate.

Note 14—Deposits

Traditional deposit accounts have historically been the primary source of funds for the Company and a competitive strength of the Company. Traditional deposit accounts also provide a customer base for the sale of additional financial products and services and fee income through service charges. The Company sets targets for growth in deposit accounts annually in an effort to increase the number of products per banking relationship. Deposits are attractive sources of funding because of their stability and generally low cost as compared with other funding sources.

The following table summarizes deposit composition at the dates indicated.

(dollars in thousands)	December 31, 2010	December 31, 2009
Noninterest-bearing demand deposits	$148,933	$152,522
Interest-bearing demand deposits	230,084	226,696
Savings deposits	43,724	40,723
Money market deposits	312,007	326,958
Brokered deposits	140,151	112,340
Time deposits less than $100,000	416,098	437,031
Time deposits $100,000 or more	405,393	425,858

Total deposits	$1,696,390	$1,722,128

The aggregate amount of jumbo certificates of deposit, which include brokered deposits and have minimum denominations of $100,000, was approximately $544.7 million and $503.4 million in 2010 and 2009, respectively.

At December 31, 2010, $0.3 million of overdrawn transaction deposit accounts were reclassified to loans, compared with $0.3 million at December 31, 2009.

The accompanying table presents the scheduled maturities of time deposits at December 31, 2010.

(dollars in thousands)

Year ending December 31,

2011	$544,019
2012	246,984
2013	119,000
2014	24,133
2015	27,440
Thereafter	66

Total time deposits	$961,642

Interest expense on time deposits of $100,000 or more amounted to $9.5 million in 2010, $11.3 million in 2009 and $15.5 million in 2008.

As a result of being “significantly undercapitalized” at December 31, 2010, under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank’s capital levels do not allow the Bank to increase or renew brokered deposits balances, including all Certificate of Deposit Account Registry Service (“CDARS”), without prior approval from regulators. Regulatory limitations on the ability to accept brokered deposits will also limit the Company’s deposit funding options. Based on its existing capital ratios, the Bank could be subject to limitations on the maximum interest rates it can pay on deposit accounts and certain restrictions on brokered deposits. However, on August 2, 2010 the Bank was notified by the FDIC that the geographic areas in which the Bank operates are considered high-rate areas. Accordingly, the Bank is able to offer interest rates on deposits up to 75 basis points over the prevailing interest rates in its geographic areas.

Note 15—Short-Term Borrowings and Long-Term Debt

The following table stratifies the Company’s borrowings as short-term and long-term as of December 31, 2010 and 2009:

	December 31,
(dollars in thousands)	2010		2009
	Balance	Rate	Balance	Rate

SHORT-TERM DEBT
Retail customer repurchase agreements	$9,628	0.78%	$13,592	0.70%
Federal funds purchased	—	—	10,000	0.25

Total short-term borrowings	$9,628		$23,592

LONG-TERM DEBT
Federal Home Loan Bank advances	$144,485	2.56%	$166,165	3.19%
Subordinated debt	7,500	3.79	15,000	3.75
Junior subordinated debt	56,702	1.83	56,702	1.77

Total long-term debt	$208,687		$237,867

Retail Repurchase Agreements and Federal Funds Purchased

Funds are borrowed on an overnight basis through retail repurchase agreements with bank customers and federal funds purchased from other financial institutions. Retail repurchase agreement borrowings are collateralized by securities of the U.S. Treasury and U.S. Government agencies and corporations.

At December 31, 2010, the Bank had no line of credit at the Federal Reserve Bank.

Information concerning retail repurchase agreements and federal funds purchased is as follows:

(dollars in thousands)	2010		2009		2008
	Retail Repurchase Agreements	Federal Funds Purchased	Retail Repurchase Agreements	Federal Funds Purchased	Retail Repurchase Agreements	Federal Funds Purchased
Balance at December 31	$9,628	$—	$13,592	$10,000	$18,145	$37,000
Average balance during the year	13,355	1,537	18,737	58,609	29,954	21,310
Maximum month end balance	16,424	15,000	22,693	90,000	35,815	62,400
Weighted average interest rate:
At December 31	0.78%	—%	0.70%	0.25%	0.63%	0.47%
During the year	0.73	0.26	0.68	0.27	2.17	2.35

Federal Home Loan Bank (“FHLB”) Advances

The Bank had no line of credit with the FHLB at December 31, 2010. However, at December 31, 2010, current outstanding FHLB advances under the discontinued line amounted to $144.5 million and were at interest rates ranging from 0.27% to 6.15%. These borrowings were secured by delivered collateral on qualifying mortgage loans and, as required, by other qualifying collateral. At December 31, 2009, FHLB advances amounted to $166.2 million and were at interest rates ranging from 0.36% to 6.15%.

At December 31, 2010, the scheduled maturities of FHLB advances payable over the next five years and thereafter, certain of which are callable at the option of the FHLB before scheduled maturity, are as follows:

(dollars in thousands)

Year ending December 31,

2011	$25,000
2012	15,000
2013	20,320
2014	15,304
2015	18,452
2016 and thereafter	50,409

Total FHLB advances	$144,485

Long-term debt at December 31, 2010 and 2009 consisted of the following advances from the FHLB:

(dollars in thousands)
		December 31,
Maturity	Interest Rate	2010	2009
August 23, 2011	0.2700%	$25,000	$—
September 4, 2012	3.2600%	15,000	15,000
January 7, 2013	3.9000%	10,000	10,000
January 7, 2013	2.3250%	224	—
March 4, 2013	3.4275%	10,000	10,000
March 4, 2013	1.7484%	96	(50)
March 17, 2014	2.9850%	10,000	10,000
March 17, 2014	0.8919%	304	(63)
December 29, 2014	3.3125%	5,000	5,000
January 22, 2015	3.7810%	15,000	15,000
January 22, 2015	1.3184%	452	(167)
September 8, 2015	3.7100%	3,000	3,000
March 19, 2018	2.8100%	10,000	10,000
July 16, 2018	2.4300%	20,000	20,000
July 18, 2018	2.3300%	20,000	20,000
August 27, 2018	6.1500%	409	445
Advances repaid in 2010	—	—	48,000

		$144,485	$166,165

Subordinated Debt

On December 30, 2010, the Bank entered into and consummated a conversion agreement with SunTrust Bank, pursuant to which $7.5 million of the outstanding principal amount of the $15.0 million subordinated term loan from SunTrust to the Bank issued on June 30, 2008 was converted into 7.5 million shares of nonvoting, nonconvertible, nonredeemable cumulative preferred stock, par value $1.00 per share, of the Bank. The Bank amended its articles of association to authorize the preferred stock issued to SunTrust in the conversion. The preferred stock carries an 8.0% dividend rate and is includable in the Bank’s Tier 2 capital for regulatory capital purposes.

The remaining $7.5 million of subordinated debt owed by the Bank to SunTrust was ratified and confirmed but the interest rate was changed from LIBOR plus 3.5% to a fixed rate of 8.0% per annum, commencing January 1, 2011. Immediately prior to the conversion, the Bank paid the interest accrued and unpaid to December 30, 2010 on the subordinated debt. See Note 26 “Subsequent Events” for further discussion of the SunTrust agreement.

Junior Subordinated Deferrable Interest Debentures

FNB United has Junior Subordinated Deferrable Interest Debentures (“Junior Subordinated Debentures”) outstanding. Two issues of Junior Subordinated Debentures resulted from funds invested from the sale of trust preferred securities by FNB United Statutory Trust I (“FNB Trust I”) and by FNB United Statutory Trust II (“FNB Trust II”), which are owned by FNB United. Two additional issues of Junior Subordinated Debentures were acquired on April 28, 2006 as a result of the merger with Integrity Financial Corporation. These acquired issues resulted from funds invested from the sale of trust preferred securities by Catawba Valley Capital Trust I (“Catawba Trust I”) and by Catawba Valley Capital Trust II (“Catawba Trust II”), which were owned by Integrity and acquired by FNB United in the merger. FNB United initiated the redemption of the securities issued by Catawba Valley Trust I as of December 30, 2007 and that trust was subsequently dissolved.

FNB United fully and unconditionally guarantees the preferred securities issued by each trust through the combined operation of the debentures and other related documents. Obligations under these guarantees are unsecured and subordinate to senior and subordinated indebtedness of the Company. The preferred securities qualify as Tier 1 and Tier 2 capital for regulatory capital purposes.

During the second quarter of 2010, the Company suspended payment of interest on junior subordinated debt for liquidity purposes. The associated interest expense on junior subordinated debt has been fully accrued and is included in the Consolidated Statements of Loss.

Information concerning the Junior Subordinated Debentures at December 31, 2010 and 2009 is as follows:

(dollars in thousands)		Commencement of Early Redemption Period
	Stated Maturity Date		Principal Amount
			As of December 31,
Issuer			2010	2009	Interest Rate
FNB Trust I	12/15/35	12/15/10	$20,619	$20,619	3 month LIBOR + 1.37% = 1.671560% at 12/31/10
FNB Trust II	06/30/36	06/30/11	30,928	30,928	3 month LIBOR + 1.32% = 1.622810% at 12/31/10
Catawba Trust II	12/30/32	12/30/07	5,155	5,155	3 month LIBOR + 3.35% = 3.652810% at 12/31/10

Total Junior Subordinated Debentures			$56,702	$56,702

Note 16—Employee Benefit Plans

Pension Plan

The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees who qualify as to age and length of service. Benefits are based on the employee’s compensation, years of service and age at retirement. The Company’s funding policy is to contribute annually to the plan an amount which is not less than the minimum amount required by the Employee Retirement Income Security Act of 1974 and not more than the maximum amount deductible for income tax purposes.

In September 2006, the Board of Directors of the Company approved a modified freeze to the pension plan. Effective December 31, 2006, no new employees are eligible to enter the plan. Participants who were at least age 40, had earned 10 years of vesting service as an employee of the Company and remained an active employee as of December 31, 2006 qualified for a grandfathering provision. Under the grandfathering provision, the participant will continue to accrue benefits under the plan through December 31, 2011. However, in November 2010, the Board of Directors of the Company approved an additional amendment to the plan which ceases participant benefit accruals as of December 31, 2010.

The following table sets forth the plan’s change in benefit obligation, plan assets and the funded status of the pension plan, using a December 31 measurement date, and amounts recognized in the consolidated statements as of December 31:

(dollars in thousands)
	2010	2009
Change in Benefit Obligation
Benefit obligation at beginning of year	$11,700	$10,868
Service cost	181	199
Interest cost	687	675
Net actuarial loss	495	470
Benefits paid	(534)	(512)

Benefit obligation at end of year	$12,529	$11,700

Change in Plan Assets
Fair value of plan assets at beginning of year	$7,445	$7,168
Actual return on plan assets	985	157
Employer contributions	800	632
Benefits paid	(534)	(512)

Fair value of plan assets at December 31	$8,696	$7,445

Funded Status at End of Year	$(3,833)	$(4,255)

Amounts Recognized in the Consolidated Balance Sheets
Other Assets	$—	$—
Other Liabilities	(3,833)	(4,255)

Total liabilities recognized in consolidated balance sheets	$(3,833)	$(4,255)

Amounts Recognized in Accumulated Other Comprehensive Income
Net actuarial loss	$5,392	$5,654
Prior service credit	—	1

Net amount recognized	$5,392	$5,655

Weighted-Average Allocation of Plan Assets at End of Year
Equity securities	62%	48%
Debt securities	35	47
Cash and cash equivalents	1	3
Fixed income funds	2	2

Total	100%	100%

Weighted-Average Plan Assumptions at End of Year
Discount rate	5.60%	6.00%
Expected long-term rate of return on plan assets	8.00%	8.00%
Rate of increase in compensation levels	5.50%	5.50%

The expected long-term rate of return on plan assets considers the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

Components of net periodic pension cost/(income) and other amounts recognized in other comprehensive income are as follows:

(dollars in thousands)	2010	2009	2008

Net Periodic Pension Cost/(Income)
Service cost	$181	$199	$212
Interest cost	687	675	665
Expected return on plan assets	(595)	(553)	(838)
Amortization of prior service cost	1	4	4
Amortization of net actuarial loss	367	307	11

Total pension cost	$641	$632	$54

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income:
Net actuarial (gain)/loss	$(262)	$558	$3,910
Amortization of prior service credit	(1)	(4)	(4)

Total recognized in other comprehensive loss	(263)	554	3,906

Total Recognized in Net Periodic Pension Cost and Other Comprehensive Loss	$378	$1,186	$3,960

The estimated net loss and prior service cost that will be amortized from accumulated other comprehensive loss into net periodic pension cost over the next year are approximately $340,000 and $0 respectively.

The Company’s investment policies and strategies for the pension plan use a target allocation of 50% to 60% for equity securities and 40% to 50% for debt securities. The investment goals attempt to maximize returns while remaining within specific risk management policies. While the risk management policies permit investment in specific debt and equity securities, a significant percentage of total plan assets is maintained in mutual funds, approximately 14.6% at December 31, 2010, to assist in investment diversification. Generally the investments are readily marketable and can be sold to fund benefit payment obligations as they become payable.

The following table provides the fair values of investments held in the pension plan by major asset category:

December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

(dollars in thousands)

Equity securities	$5,378	$5,378	$—
Debt securities	3,239	—	3,239
Other	79	—	79

Total fair value of pension assets	$8,696	$5,378	$3,318

December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

(dollars in thousands)

Equity securities	$3,559	$3,559	$—
Debt securities	3,643	—	3,643
Other	243	—	243

Total fair value of pension assets	$7,445	$3,559	$3,886

The equity securities measured at fair value consist primarily of stock mutual funds (Level 1 inputs) and common and collective trust funds (Level 2 inputs). Debt securities include corporate bonds and bond mutual funds (Level 1 inputs), U.S. government and agency securities and obligations of state and political subdivisions (Level 2 inputs). Other investments consist of cash, money market deposits and certificates of deposit (Level 2 inputs). For further information regarding levels of input used to measure fair value, refer to Note 22.

In 2010, the Company contributed $800,000 to its pension plan. The Company expects to contribute $750,000 to its pension plan in 2011. However, the assets of the FNB United Corp. Employees Pension Plan are less in value than the present value of the accrued benefits (vested and unvested) of the participants in the Pension Plan on a termination and projected benefit obligation basis.

The estimated benefit payments for each year ending December 31 from 2011 through 2015 are as follows: $612,000 in 2011, $606,000 in 2012, $629,000 in 2013, $689,000 in 2014 and $695,000 in 2015. The estimated benefit payments to be paid in the aggregate for the five year period from 2016 through 2020 are $4,014,000. The estimated benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2010 and include estimated future employee service.

Supplemental Executive Retirement Plan

The Company has a noncontributory, nonqualified supplemental executive retirement plan (the “SERP”) covering certain executive employees. Annual benefits payable under the SERP are based on factors similar to those for the pension plan, with offsets related to amounts payable under the pension plan and social security benefits. In 2010, the Board of Directors approved an amendment to the plan which stops additional benefit accrual under the SERP after December 31, 2010. This action does not impact a participant’s vested or accrued benefit in the plan.

The following table sets forth the plan’s change in benefit obligation, plan assets and the funded status of the SERP plan, using a December 31 measurement date, and amounts recognized in the consolidated statements as of December 31:

(dollars in thousands)	2010	2009
Change in Benefit Obligation
Benefit obligation at beginning of year	$2,909	$3,129
Service cost	189	226
Interest cost	120	150
Amendments to plan	—	—
Net actuarial gain	(658)	(466)
Benefits paid	(503)	(130)

Benefit obligation at end of year	$2,057	$2,909

Change in Plan Assets
Fair value of plan assets at beginning of year	$—	$—
Actual return on plan assets	—	—
Employer contributions	503	130
Benefits paid	(503)	(130)

Fair value of plan assets at end of year	$—	$—

Funded Status at December 31	$(2,057)	$(2,909)

Amounts Recognized in the Consolidated Balance Sheets Other Liabilities	$2,057	$2,909

Amounts Recognized in Accumulated Other Comprehensive Loss
Net actuarial gain	$(761)	$(140)
Prior service cost	234	283

Net amount recognized	$(527)	$143

Weighted-Average Plan Assumption at End of Year:
Discount rate	5.60%	6.00%

Components of net periodic SERP cost and other amounts recognized in other comprehensive loss are as follows:

	0000000222	0000000222	0000000222
(dollars in thousands)	2010	2009	2008

Net Periodic SERP Cost
Service cost	$189	$226	$259
Interest cost	120	150	150
Expected return on plan assets	—	—	—
Amortization of prior service cost	48	47	78
Amortization of net actuarial (gain)/ loss	(37)	(7)	8

Net periodic SERP cost	$320	$416	$495

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net actuarial (gain)/loss	$(621)	$(458)	$63
Prior service cost	—	—	—
Amortization of prior service credit	(48)	(47)	(78)

Total recognized in other comprehensive loss	(669)	(505)	(15)

Total Recognized in Net Periodic SERP (Income)/Cost and
Other Comprehensive (Loss)/Income	$(349)	$(89)	$480

The estimated net loss and prior service cost that will be amortized from accumulated other comprehensive income into net periodic SERP cost over the next year are approximately $0 and $48,000 respectively.

The SERP is an unfunded plan. Consequently, there are no plan assets or cash contribution requirements other than for the direct payment of benefits.

The estimated benefit payments for each year ending December 31 from 2011 through 2015 are as follows: $141,000 in 2011, $175,000 in 2012, $173,000 in 2013, $172,000 in 2014 and $172,000 in 2015. The estimated benefit payments to be paid in the aggregate for the five-year period from 2016 through 2020 are $510,000. The estimated benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2010 and include estimated future employee service.

As a result of the acquisition of Integrity Financial Corporation in 2006, the Bank assumed the obligations of a non-qualifying deferred compensation plan for the former president of Integrity. Under the plan provisions, benefit payments began in 2006 and are payable for 10 years. During 2010, 2009 and 2008 provisions of $26,000, $43,000 and $2,000, respectively, were expensed for future benefits to be provided under this plan. The total liability under this plan was $392,000 at December 31, 2010 and is included in other liabilities in the accompanying consolidated balance sheets. Payments amounting to $70,000 in 2010, $60,000 in 2009 and $57,000 in 2008 were made under the provisions of the plan.

Other Postretirement Defined Benefit Plans

The Company has postretirement medical and life insurance plans covering substantially all full-time employees who qualify as to age and length of service. The medical plan is contributory, with retiree contributions adjusted whenever medical insurance rates change. The life insurance plan is noncontributory.

In conjunction with the modified freeze of the pension plan, the postretirement medical and life insurance plan was also amended. Effective December 31, 2006, no new employees are eligible to enter the plan. Participants who were at least age 40, had earned 10 years of vesting service as an employee of the Company and remained an active employee as of December 31, 2006 qualified for a grandfathering provision. Under the grandfathering provision, the participant will continue to accrue benefits under the plan through December 31, 2011. However, in November 2010, the Board of Directors of the Company approved an additional amendment to the plan which ceases participant benefit accruals as of December 31, 2010.

The following table sets forth the plans change in benefit obligation, plan assets and the funded status of the postretirement plans, using a December 31 measurement date, and amounts recognized in the consolidated statements as of December 31:

(dollars in thousands)	2010	2009
Change in Benefit Obligation
Benefit obligation at beginning of year	$1,587	$1,435
Service cost	18	22
Interest cost	90	91
Net actuarial loss	28	74
Plan participant contributions	87	59
Benefits paid	(140)	(94)

Benefit obligation at end of year	$1,670	$1,587

Change in Plan Assets
Fair value of plan assets at beginning of year	$—	$—
Actual return on plan assets	—	—
Employer contributions	53	35
Plan participant contributions	87	59
Benefits paid	(140)	(94)

Fair value of plan assets at end of year	$—	$—

Funded Status at December 31	$(1,670)	$(1,587)

Amounts Recognized in the Consolidated Balance Sheets Other Liabilities	$1,670	$1,587

Amounts Recognized in Accumulated Other Comprehensive Loss
Net actuarial loss	$393	$387
Prior service credit	(29)	(33)

Net amount recognized	$364	$354

Weighted-Average Plan Assumption at End of Year:
Discount rate	5.60%	6.00%

Increasing or decreasing the assumed medical cost trend rate by one percentage point would not have a significant effect on either the postretirement benefit obligation at December 31, 2010 or the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2010.

Components of net postretirement benefit cost and other amounts recognized in other comprehensive income are as follows:

(dollars in thousands)	2010	2009	2008
Net Periodic Postretirement Benefit Cost
Service cost	$18	$22	$23
Interest cost	90	91	86
Expected return on plan assets	—	—	—
Amortization of prior service credit	(4)	(4)	(4)
Amortization of transition obligation	—	—	—
Amortization of net actuarial loss	22	19	23

Net periodic postretirement benefit cost	$126	$128	$128

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net actuarial (gain)/loss	$6	$55	$202
Prior service cost	—	—	—
Amortization of prior service cost	4	4	4

Total recognized in other comprehensive loss	10	59	206

Total Recognized in Net Periodic Postretirement Benefit
Cost and Other Comprehensive Loss	$136	$187	$334

The estimated net loss and prior service credit that will be amortized from accumulated other comprehensive loss into net periodic postretirement benefit cost over the next year are approximately $29,000 and $(4,000), respectively.

The postretirement medical and life insurance plans are unfunded plans. Consequently, there are no plan assets or cash contribution requirements other than for the direct payment of benefits.

The estimated benefit payments for each year ending December 31 from 2011 through 2015 are as follows: $69,000 in 2011, $76,000 in 2012, $82,000 in 2013, $86,000 in 2014 and $90,000 in 2015. The estimated benefit payments to be paid in the aggregate for the five year period from 2016 through 2020 are $504,000. The estimated benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2010 and include estimated future employee service.

Matching Retirement/Savings Plan

The Company has a matching retirement/savings plan which permits eligible employees to make contributions to the plan up to a specified percentage of compensation as defined by the plan. A portion of the employee contributions are matched by the Company based on the plan formula. Additionally, commencing in 2007, the Company on a discretionary basis may make an annual contribution up to a specified percentage of compensation as defined by the plan to the account of each eligible employee. The Company did not make a discretionary contribution in 2009 or 2010. During 2009, the Company lowered its matching contribution from 6% to 3%. The matching and discretionary contributions amounted to $485,000 in 2010, $701,000 in 2009, and $1,161,000 in 2008.

Note 17 – FNB United Corp. (Parent Company)

The parent company’s principal asset is its investment in its bank subsidiary, CommunityONE Bank. The principal source of income of the parent company is dividends received from the Bank.

The condensed financial position as of December 31, 2010 and 2009, and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2010 of FNB United Corp., parent company only, are presented below.

(dollars in thousands)

Condensed Balance Sheets
		2010	2009
Assets:
Cash		$180	$4,106
Investment in wholly-owned subsidiary, the Bank		24,755	149,421
Other assets		3,361	2,157

Total Assets		$28,296	$155,684

Liabilities and shareholders’ equity:
Accrued liabilities		$431	$623
Borrowed funds		56,702	56,702
Shareholders’ equity		(28,837)	98,359

Total Shareholders’ Equity and Liabilities		$28,296	$155,684

Condensed Statements of Income
	2010	2009	2008
Dividends from subsidiary	—	$1,200	$9,525
Noninterest income	33	42	86
Interest expense	(1,521)	(1,741)	(2,903)
Noninterest expense	(343)	(406)	(160)

Income before tax (benefit)/expense	(1,831)	(905)	6,548
Income tax benefit	—	(744)	(1,049)

(Loss)/income before equity in undistributed net income of subsidiary	(1,831)	(161)	7,597
Equity in undistributed net (loss)/income of subsidiary	(129,996)	(101,535)	(67,406)

Net loss	(131,827)	(101,696)	(59,809)
Preferred stock dividends	(3,294)	(2,871)	—

Net Loss to Common Shareholders	$(135,121)	$(104,567)	$(59,809)

Condensed Statements of Cash Flows
	2010	2009	2008
Cash flows from operating activities
Net (loss)/income	$(131,827)	$(101,696)	$(59,809)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net loss/(income) of subsidiary	129,996	101,535	67,406
Other, net	(451)	215	(1,236)

Net cash (used)in/provided by operating activities	(2,282)	54	6,361

Cash flows from investing activities
Downstream cash investment in subsidiary	(1,000	—	—

Net cash (used in) investing activities	(1,000)	—	—

Cash flows from financing activities
Increase in borrowed funds	—	4,000	—
Common stock issued	—	—	2
Cash dividends paid	(644)	(3,660)	(5,712)

Net cash provided by (used in) financing activities	(644)	340	(5,710)

Net (decrease)/increase in cash	(3,926)	394	651
Cash at beginning of period	4,106	3,712	3,061

Cash at end of period	$180	$4,106	$3,712

Note 18—Regulatory Matters

FNB United and the Bank are required to comply with capital adequacy standards established by the Board of Governors of the Federal Reserve System. In addition, the Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the accompanying table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). As of December 31, 2010, neither the Company nor the Bank meets the capital adequacy requirements to which they are subject.

As of December 31, 2010, the Bank was designated “significantly undercapitalized” under the prompt corrective action provisions established by the Federal Deposit Insurance Corporation Improvement Act. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the accompanying table.

			Minimum Regulatory Requirement
			To Be Well Capitalized
(dollars in thousands)	Actual		For Capital Adequacy Purposes		Under Prompt Corrective Action Provisions			Pursuant to Order
	Amount	Ratio	Amount	Ratio	Amount		Ratio	Ratio
December 31, 2010
Total Capital (to Risk Weighted Assets)
Consolidated	$(36,818)	(2.56)%	$114,884	>8.00%	$	N/A
Bank	33,812	2.36	114,608	>8.00		143,260	>10.00%	12.00%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	(36,818)	(2.56)	57,442	>4.00		N/A
Bank	16,906	1.18	57,304	>4.00		85,956	>6.00%	9.00%
Tier 1 Capital (to Average Assets)
Consolidated	(36,818)	(1.86)	78,992	>4.00		N/A
Bank	16,906	0.86	78,951	>4.00		98,688	>5.00%	9.00%
December 31, 2009
Total Capital (to Risk Weighted Assets)
Consolidated	$181,990	10.30%	$141,452	>8.00%	$	N/A
Bank	178,023	10.10	141,265	>8.00		176,582	>10.00%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	121,207	6.90	70,726	>4.00		N/A
Bank	140,604	8.00	70,633	>4.00		105,949	>6.00%
Tier 1 Capital (to Average Assets)
Consolidated	121,207	5.70	85,283	>4.00		N/A
Bank	140,604	6.60	85,164	>4.00		106,455	>5.00%

Certain regulatory requirements restrict the lending of funds by the Bank to FNB United and the amount of dividends which can be paid to FNB United. Since 2009, these regulatory requirements have prohibited the Bank from declaring dividends payable to FNB United without the approval of the OCC. The Order, described in Note 3 “Regulatory Matters” further prohibits the Bank from paying dividends or making distributions to FNB United.

The Bank is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. For the reserve maintenance period in effect at December 31, 2010, the reserve requirement was $250,000.

Nasdaq

On August 2, 2010, FNB United received written notice from Nasdaq indicating that FNB United was not in compliance with Rule 5450(a)(1), the bid price rule, because the closing price per share of its common stock had been below $1.00 per share for 30 consecutive business days. In accordance with the rules of The Nasdaq Stock Market, FNB United was afforded a 180-day grace period to achieve compliance with the bid price rule. As of January 31, 2011, FNB United had not achieved compliance and submitted an application to The Nasdaq Stock Market to transfer the listing of its common stock to The Nasdaq Capital Market from The Nasdaq Global Select Market, where it had been listed. The application was granted effective February 3, 2011, and FNB United became eligible for an additional 180 calendar day period, or until August 1, 2011, to achieve compliance with the bid price rule. Approval to transfer to The Nasdaq Capital Market was conditioned upon FNB United’s agreeing to effect a reverse stock split during the additional 180-day period should it become necessary to do so to meet the minimum $1.00 bid price per share requirement.

Note 19—Shareholders’ Equity

Earnings per Share (“EPS”)

Basic net loss per share, or basic earnings/(loss) per share (“EPS”), is computed by dividing net loss to common shareholders by the weighted average number of common shares outstanding for the period. For the twelve months of 2010, the Company had paid dividends of approximately $0.3 million on Series A preferred stock, in addition to the $0.7 million accretion of the discount on the preferred stock. At December 31, 2010, the Company had $2.3 million of unpaid cumulative dividends. For the twelve months of 2009, the Company has accrued or paid dividends of approximately $2.3 million on Series A preferred stock, which combined with the $0.6 million accretion of the discount on the preferred stock, increased the net loss to common shareholders by $2.9 million.

Diluted EPS reflects the potential dilution that could occur if the Company’s potential common stock, which consists of dilutive stock options and a common stock warrant, were issued. As required for entities with complex capital structures, a dual presentation of basic and diluted EPS is included on the face of the income statement, and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation is provided in this note.

A reconciliation of the denominators of the basic and diluted EPS computations is as follows:

	For the year ended December 31,
	2010	2009	2008

Basic:

Net loss to common shareholders	$(135,121,000)	$(104,567,000)	$(59,809,000)

Weighted average shares outstanding	11,423,967	11,416,977	11,407,616

Net loss per share, basic	$(11.83)	$(9.16)	$(5.24)

Diluted:

Net loss to common shareholders	$(135,121,000)	$(104,567,000)	$(59,809,000)

Weighted average shares outstanding	11,423,967	11,416,977	11,407,616

Effect of dilutive equity-based awards	—	—	—

Weighted average shares outstanding and dilutive potential shares outstanding	11,423,967	11,416,977	11,407,616

Net loss per share, diluted	$(11.83)	$(9.16)	$(5.24)

Due to a net loss for the twelve month periods ended December 31, 2010, 2009 and 2008, all stock options and the common stock warrant were considered antidilutive and thus are not included in this calculation. Additionally, for the periods ended December 31, 2010 and December 31, 2009, there were 2,705,088 and 2,554,639 antidilutive shares, respectively. Of the antidilutive shares, the number of shares relating to stock options were 497,945 at December 31, 2010 and 607,515 at December 31, 2009. Average antidilutive shares relating to the common stock warrant were 2,207,143 for December 31, 2010 and 1,947,123 for December 31, 2009. Because the exercise price exceeded the average market price for the periods discussed and because of the net loss, the stock options and common stock warrant were omitted from the calculation of diluted earnings per share for their respective periods. The Company did not have any common stock warrants in 2008.

Net loss for common shareholders was increased for the period ending December 31, 2010 by $3.3 million, for preferred stock dividends and $2.9 million, for the same period of 2009. Accretion on the preferred stock discount associated with the preferred stock of $719,000 and $596,000, for the periods ended December 31, 2010 and 2009, respectively. The Company did not have any preferred stock in 2008.

Stock Based Compensation

For the years ended December 31, 2010, 2009 and 2008, the Company had five share-based compensation plans in effect. The compensation expense charged against income for those plans was $50,400, $404,700 and $726,800 respectively, and the related income tax benefit was $7,100, $85,000 and $140,000, respectively.

The Company adopted stock compensation plans in 1993 and 2003 that allow for the granting of incentive and nonqualified stock options to key employees and directors. The 2003 stock compensation plan also allows for the granting of restricted stock. Under terms of both the 1993 and 2003 plans, options are granted at prices equal to the fair market value of the common stock on the date of grant. Options become exercisable after one year in equal, cumulative installments over a five-year period. No option shall expire later than ten years from the date of grant. No further grants can be made under the 1993 stock compensation plan after March 10, 2003. Based on the stock options outstanding at December 31, 2010, a maximum of 103,320 shares of common stock has been reserved for issuance under the 1993 stock compensation plan. A maximum of 1,098,534 shares of common stock has been reserved for issuance under the 2003 stock compensation plan. At December 31 2010, there were 869,534 shares available under the 2003 plan for the granting of additional options or stock awards.

The Company assumed three stock compensation plans in its acquisition of Integrity Financial Corporation in 2006. Qualified and nonqualified stock options are outstanding under these plans for grants issued from 1997 to 2004 to key employees and directors at a price equal to fair market value on the date of grant. No additional grants will be made under these plans. Based on the stock options outstanding at December 31, 2010, a maximum of 33,422 shares of common stock has been reserved for issuance under these stock compensation plans.

The fair market value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk-free interest rate is based on a U.S. Treasury instrument with a life that is similar to the expected life of the option grant. Expected volatility is based on the historical volatility of the Company’s common stock over approximately the previous 6 years. The expected life of the options has historically been considered to be approximately 6 years. The expected dividend yield is based upon the current yield in effect at the date of grant. Forfeitures are estimated at a 3.00% rate, adjusted to 1.75% for 5-year vesting.

The weighted-average fair value per share of options granted amounted to $0.00 for 2010 and 2009, respectively, since there were no grants issued in those years and $1.48 for 2008. Fair values were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	—%	—%	3.47%
Dividend yield	—	—	4.16
Volatility	—	—	24.00
Expected life	—	—	6 years

The following is a summary of stock option activity:

	For the year ended December 31,
	2010		2009		2008
		Weighted Average Exercise		Weighted Average Exercise		Weighted Average Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	535,232	$17.01	662,612	$16.56	698,848	$16.11
Granted	—	—	—	—	1,000	8.78
Exercised	—	—	—	—	(150)	11.75
Forfeited/expired	(169,490)	13.63	(127,380)	15.15	(37,086)	15.63

Outstanding at end of year	365,742	18.57	535,232	17.01	662,612	16.65

Options exercisable at end of year	359,542	18.63	525,432	17.05	615,703	16.56

Aggregate intrinsic value at end of year (in thousands):
Options outstanding	—		—		—

Options exercisable	—		—		—

At December 31, 2010, information concerning stock options outstanding and exercisable is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.51-$10.00	10,308	0.48	$9.49	10,308	$9.49
$10.01-$15.00	27,614	3.73	13.87	26,314	13.95
$15.01-$20.00	219,820	2.87	17.92	214,920	17.96
$20.01-$25.00	107,000	2.84	21.93	107,000	21.93
$25.01-$26.03	1,000	2.64	26.03	1,000	26.03

In 2010, 2009 and 2008 there was no intrinsic value of options exercised. The 2010, 2009 and 2008 grant-date fair value of options vested was $11,200, $171,000 and $380,000, respectively. There were no options exercised in 2010.

The following is a summary of non-vested restricted stock activity:

	For the year ended December 31,
	2010		2009
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Non-vested at beginning of year	10,200	$11.44	30,223	$16.60
Granted	—	—	1,200	2.60
Vested	(9,400)	12.19	(21,223)	18.29
Forfeited/Expired	—	—	—	—

Non-vested at end of year	800	$2.60	10,200	$11.44

The fair value of restricted stock vested in 2010, 2009 and 2008 were $114,600, $388,000 and $238,000, respectively.

As of December 31, 2010, there was $25,600 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under all of the Company’s stock benefit plans. That cost is expected to be recognized over a weighted-average period of 1.28 years.

The Company funds the option shares and restricted stock from authorized but unissued shares. The Company does not typically purchase shares to fulfill the obligations of the stock benefit plans. Company policy does allow option holders under certain plans to exercise options with seasoned shares.

Note 20—Off-Balance Sheet Arrangements

In the normal course of business, various commitments are outstanding that are not reflected in the consolidated financial statements. Significant commitments at December 31, 2010 are discussed below.

Commitments by the Bank to extend credit and undisbursed advances on customer lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. At December 31, 2010, total commitments to extend credit and undisbursed advances on customer lines of credit amounted to $202.7 million. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being fully drawn, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on the credit evaluation of the borrower.

The Bank issues standby letters of credit whereby it guarantees the performance of a customer to a third party if a specified triggering event or condition occurs. The guarantees generally expire within one year and may be automatically renewed depending on the terms of the guarantee. All standby letters of credit provide for recourse against the customer on whose behalf the letter of credit was issued, and this recourse may be further secured by a pledge of assets. The maximum potential amount of undiscounted future payments related to standby letters of credit was $1.9 million at December 31, 2010 and $14.9 million at December 31, 2009.

Dover originates certain residential mortgage loans with the intention of selling these loans. Between the time that Dover enters into an interest rate lock or a commitment to originate a residential mortgage loan with a potential borrower and the time the closed loan is sold, the Company is subject to variability in market prices related to these commitments. The Company believes that it is prudent to limit the variability of expected proceeds from the future sales of these loans by entering into forward sales commitments and commitments to deliver loans into a mortgage-backed security. The commitments to originate residential mortgage loans and the forward sales commitments are freestanding derivative instruments. They do not qualify for hedge accounting treatment so their fair value adjustments are recorded through the income statement in income from mortgage loan sales. The commitments to originate residential mortgage loans totaled $18.6 million at December 31, 2010, and the related forward sales commitments totaled $12.1 million with fair values of $18.8 million and $12.3 million, respectively. Loans held for sale by Dover totaled $37.1 million at December 31, 2010 of which $10.0 million was valued at lower of cost or market and $27.1 million valued at fair market due to the adoption of the fair value option. The related forward sales commitments on loans held for sale totaled $37.1 million with a fair value of $37.1 million.

The Bank had no loans held for sale at December 31, 2010. At December 31, 2009, the Bank had loans held for sale of $4.6 million and binding commitments for the origination of mortgage loans intended to be held for sale of $7.0 million with related forward sales commitments also totaling $4.6 million.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The fair value of these commitments was not considered material.

The Company does not have any special purpose entities or other similar forms of off-balance sheet financing.

Note 21—Derivatives and Financial Instruments

A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. These instruments include interest rate swaps, caps, floors, collars, options or other financial instruments designed to hedge exposures to interest rate risk or for speculative purposes.

Accounting guidance requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. Changes in the fair value of those derivatives are reported in current earnings or other comprehensive income depending on the purpose for which the derivative is held and whether the derivative qualifies for hedge accounting.

During the fourth quarter 2009 and first quarter 2010, the Bank entered into four interest rate swaps totaling $45.0 million, using a receive-fixed swap to mitigate the exposure to changes in the fair value attributable to the benchmark interest rate (3-month LIBOR) of the hedged items (FHLB advances) from the effective date to the maturity date of the hedged instruments. As structured, the pay-variable, receive-fixed swaps are evaluated as fair value hedges and are considered highly effective. As highly effective hedges, all fair value designated hedges and the underlying hedged instrument are recorded on the balance sheet at fair value with the periodic changes of the fair value reported in the income statement.

For the twelve months ended December 31, 2009, the interest rate swaps designated as a fair value hedge resulted in decreased interest expense of $138,090 on FHLB advances than would otherwise have been reported for the liability. The fair value of the swaps at December 31, 2009 was recorded on the consolidated balance sheet as a liability in the amount of $(214,000).

For the twelve months ended December 31, 2010, the interest rate swaps designated as a fair value hedge resulted in a net increase of interest expense of $884,000 on FHLB advances than would otherwise have been reported for the liability. The fair value of the swaps at December 31, 2010 was recorded on the consolidated balance sheet as a asset in the amount of $1.4 million.

Net gains recognized on the fair value swaps were $273,000 at December 31, 2010, $66,000 at December 31, 2009 and $0 at December 31, 2008.

On March 14, 2008, FNB United entered into an interest rate swap to convert the floating rate cash flows on a $20 million trust preferred security to a fixed rate cash flow. As structured, the pay-fixed, receive-floating swap is evaluated, using the long-haul method, as being a cash flow hedge in which the ineffectiveness would be determined by any difference in valuation of the fair value of the derivative and the underlying hedged item. Consequently, the difference in cash flows in each period between the fixed rate interest payments that the Company makes and the variable interest payments received is currently reported in earnings while gains and losses on the value of the swap instrument are recorded in shareholders’ equity.

For the twelve months ended December 31, 2010, the interest rate swap resulted in a net increase of $446,000 in the interest expense on FNB United Statutory Trust I than would otherwise have been reported. There is no fair value of the swap recorded at December 31, 2010 since it matured on December 15, 2010.

For the twelve months ended December 31, 2009, the interest rate swap resulted in a net increase of $335,884 in the interest expense on FNB United Statutory Trust I that would otherwise have been reported. The fair value of the swap at December 31, 2009 was recorded on the consolidated balance sheet as a liability in the amount of $383,075 offset by other comprehensive loss of $248,999, net of $134,076 deferred taxes.

The Company has also identified the following derivative instruments that were recorded on the consolidated balance sheet at December 31, 2010: commitments to originate residential mortgage loans and forward sales commitments.

Mortgage banking derivatives used in the ordinary course of business consist of mandatory forward sales contracts (“forward contracts”) and rate lock loan commitments. The fair value of the Company’s derivative instruments is primarily measured by obtaining pricing from broker-dealers recognized to be market participants.

The table below provides data about the carrying values of derivative instruments:

	As of December 31, 2010			As of December 31, 2009
(dollars in thousands)	Assets	(Liabilities)		Assets	(Liabilities)
	Carrying Value	Carrying Value	Derivative Net Carrying Value	Carrying Value	Carrying Value	Derivative Net Carrying Value
Derivatives designated as hedging instruments:
Interest rate swap contracts - trust preferred (1)	$—	$—	$—	$-	$(383)	$(383)
Interest rate swap contracts - FHLB advances (2)	1,415	—	1,415	280	—	280
Derivatives not designated as hedging instruments:
Mortgage loan rate lock commitments (1)	$—	$(55)	$(55)	$—	$(83)	$(83)
Mortgage loan forward sales and MBS (3)	44	—	44	251	—	251

(1)	Included in “Other liabilities” on the Company’s consolidated balance sheets.
(2)	Included in “Other Assets” on the Company’s consolidated balance sheets.
(3)	Included in “Other assets” on the Company’s consolidated balance sheets.

The table below provides data about the amount of gains and losses related to derivative instruments designated as hedges included in the “Accumulated other comprehensive loss” section of “Shareholders’ Equity” on the Company’s Consolidated Balance Sheets, and in “Other income” in the Company’s Consolidated Statements of Income:

(dollars in thousands)	Loss, Net of Tax Recognized in Accumulated Other Comprehensive Loss (Effective Portion)
	As of December 31, 2010	As of December 31, 2009
Derivatives designated as hedging instruments:
Interest rate swap contracts - trust preferred	$—	$(249)

(dollars in thousands)	Gain Net of Tax Recognized in Income
	As of December 31, 2010	As of December 31, 2009
Derivatives designated as hedging instruments:
Interest rate swap contracts - FHLB advances	$165	$40

On April 7, 2009, Dover irrevocably opted to elect the fair value option for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. This election allowed Dover to enter into a hedging arrangement for the purpose of limiting risk inherent in the closed but unlocked mortgage loan pipeline and loans held for sale portfolio. These loans have interest rate locks but have not yet settled.

The table below provides data about the amount of gains and losses recognized in income on derivative instruments not designated as hedging instruments:

(dollars in thousands)	Gain/(Loss) During Twelve Months Ended
	December 31, 2010	December 31, 2009
Derivatives not designated as hedging instruments:
Mortgage loan rate lock commitments (1)	$28	$(83)
Mortgage loan forward sales and MBS (1)	(207)	251

Total	$(179)	$168

(1) Recognized in “Mortgage loan sales” in the Company’s consolidated statements of loss.

Dover originates certain residential mortgage loans with the intention of selling these loans. Between the time that Dover enters into an interest rate lock or a commitment to originate a residential mortgage loan with a potential borrower and the time the closed loan is sold, the Company is subject to variability in market prices related to these commitments. The Company believes that it is prudent to limit the variability of expected proceeds from the future sales of these loans by entering into forward sales commitments and commitments to deliver loans into a mortgage-backed security. The commitments to originate residential mortgage loans and the forward sales commitments are freestanding derivative instruments. They do not qualify for hedge accounting treatment so their fair value adjustments are recorded through the income statement in income from mortgage loan sales.

Note 22—Fair Value of Assets and Liabilities

Reclassification

Upon further review of the classification of our assets recorded at fair value on a nonrecurring basis within the fair value hierarchy, we determined that our impaired loans and other real estate owned which were previously classified as level 2 assets given that their estimated fair value was based on current appraisals should be considered level 3 assets rather than level 2 assets. Therefore, we have reclassified $70,827 in impaired loans and $7,948 in other real estate owned from level 2 to level 3 as of December 31, 2010 and $8,297 in impaired loans and $278 in other real estate owned from level 2 to level 3 as of December 31, 2009.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale, certain loans held for sale at Dover, derivatives and mortgage servicing rights are recorded at fair value on a recurring basis. Additionally, from time-to-time, the Company may be required to record at fair value other assets and liabilities on a non-recurring basis, such as loans held for sale, loans held for investment and certain other assets and liabilities. These non-recurring fair value adjustments typically involve application of lower or cost or market accounting or write-downs of individuals’ assets or liabilities.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investments Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 may include asset-backed securities in less liquid markets.

Loans Held for Sale

The Company originates loans under various loan programs and other secondary market conventional products which are sold in the secondary market. Additionally, the Company has residential mortgage loans held for sale which were originated through the retail and wholesale mortgage segment. The majority of loans held for sale are carried at the lower of cost or market. The remaining portion is hedged to protect the Company from changes in interest rates during the period of time a loan is held. The loans that are hedged are accounted for as fair value hedges and are recorded at market value in accordance with current guidance. The sold loans are beyond the reach of the Bank in all respects and the purchasing investor has all rights of ownership, including the ability to pledge or exchange the loans. Most of loans sold are without recourse. Gains or losses on loan sales are recognized at the time of sale, are determined by the difference between net sales proceeds and the carrying value of the loan sold, and are included in mortgage loan income.

Since loans held for sale are carried at the lower of cost or market value, the market value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and the related impairment is charged against the allowance or a specific allowance is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment. The fair value of impaired loans is estimated using one of several methods, including collateral net liquidation value, market value of similar debt, enterprise value, and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value of the expected repayments or collateral meet or exceed the recorded investments in such loans. At December 31, 2010 and December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. Given the lack of observable market prices for identical properties, the Company records the impaired loans as nonrecurring Level 3.

Other Real Estate Owned

Other real estate owned (“OREO”) is adjusted to fair value upon transfer of the loans to OREO. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. Given the lack of observable market prices for identical properties, the Company records the OREO as nonrecurring Level 3.

Derivative Assets and Liabilities

Substantially all derivative instruments held or issued by the Company for risk management or customer-initiated activities are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company measures fair value using models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk. The Company classifies derivatives instruments held or issued for risk management or customer-initiated activities as Level 2.

Mortgage Servicing Rights

Mortgage servicing rights are recorded at fair value on a recurring basis, with changes in fair value recorded as a component of mortgage loan sales. A valuation model, which utilizes a discounted cash flow analysis using interest rates and prepayment speed assumptions currently quoted for comparable instruments and a discount rate, is used to determine fair value. Loan servicing rights are adjusted to fair value through a valuation allowance as determined by the model. As such, the Company classifies mortgage servicing rights as Level 3.

Federal Home Loan Bank Advances (“FHLB”)

Four FHLB Advances totaling $45.0 million have been hedged through fair value hedges whereby the change in fair value of the advances is effectively offset by the change in fair value of the interest rate swaps. For those derivatives, the Company measures fair value using models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk. The Company classifies derivatives instruments held or issued for risk management or customer-initiated activities as Level 2. Fair value of derivatives are primarily estimated by discounting estimated cash flows using interest rates approximating the current market rate for similar terms and credit risk.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The following tables present the recorded amount of assets and liabilities measured at fair value on a recurring basis:

December 31, 2010

(dollars in thousands)	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale debt securities:
U.S. Treasury and government agencies	$21	$—	$21	$—
U.S. government sponsored agencies	23,516	—	23,516	—
States and political subdivisions	24,458	—	24,458	—
Residential mortgage-backed securities	257,336	—	257,336	—

Total available-for-sale debt securities	305,331	—	305,331	—

Total available-for-sale securities	305,331	—	305,331	—

Loans held for sale	16,119	—	16,119	—
Mortgage servicing rights	2,359	—	—	2,359
Fair value of interest rate swaps	1,415	—	1,415	—
Derivative assets - Dover	44	—	44	—

Total assets at fair value	$325,268	$—	$322,909	$2,359

Liabilities:
FHLB advances - fair value hedge	$1,076	$—	$1,076	$—
Derivative liabilities - Dover	55	—	55	—

Total liabilities at fair value	$1,131	$—	$1,131	$—

December 31, 2009
(dollars in thousands)	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale equity securities	$2,168	$2,168	$—	$—
Available-for-sale debt securities:
U.S. Treasury and government agencies	63	—	63	—
U.S. government sponsored agencies	72,967	—	72,967	—
States and political subdivisions	46,428	—	46,428	—
Residential mortgage-backed securities	101,613	—	101,613	—
Collaterialized debt obligations	45	—	45	—
Corporate notes	14,346	—	14,346	—

Total available-for-sale debt securities	235,462	—	235,462	—

Total available-for-sale securities	237,630	2,168	235,462	—

FHLB advances - fair value hedge	280	—	280	—
Derivative assets - Dover	251	—	251	—
Loans held for sale	26,135	—	26,135	—
Mortgage servicing rights	4,857	—	—	4,857

Total assets at fair value	$269,153	$2,168	$262,128	$4,857

Liabilities:
Derivative liabilities - FNB United	$383	$—	$383	$—
Fair value of interest rate swaps	214	—	214	—
Derivative liabilities - Dover	83	—	83	—

Total liabilities at fair value	$680	$—	$680	$—

The following are reconciliations of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2010 and December 31, 2009, respectively:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(dollars in thousands)	Mortgage Servicing Rights
Beginning balance at January 1, 2010	$4,857
Total gains or losses (realized/unrealized):
Included in earnings	(1,165)
Purchases, issuances and settlements	1,340
Impairment write-down	(2,673)

Ending balance at December 31, 2010	$2,359

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(dollars in thousands)	Mortgage Servicing Rights
Beginning balance at January 1, 2009	$4,043
Total gains or losses (realized/unrealized):
Included in earnings	(828)
Purchases, issuances and settlements	1,642

Ending balance at December 31, 2009	$4,857

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the following tables.

December 31, 2010

(dollars in thousands)
	Total	Level 1	Level 2	Level 3
Impaired loans	$137,152	$—	$—	$70,827
Other real estate owned	19,173	—	—	7,948

Total assets at fair value	$156,325	$—	$—	$78,775

December 31, 2009

(dollars in thousands)
	Total	Level 1	Level 2	Level 3
Impaired loans	$69,142	$—	$—	$8,297
Other real estate owned	2,836	—	—	278

Total assets at fair value	$71,978	$—	$—	$8,575

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value for each class of the Company’s financial instruments.

Cash and cash equivalents. The carrying amounts for cash and due from banks approximate fair value because of the short maturities of those instruments.

Investment securities. The fair value of investment securities is based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The fair value of equity investments in the restricted stock of the Federal Reserve Bank and Federal Home Loan Bank equals the carrying value.

Loans. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Substantially all residential mortgage loans held for sale are pre-sold and their carrying value approximates fair value. The fair value of variable rate loans with frequent repricing and negligible credit risk approximates book value. There was no illiquidity adjustment used to determine fair value.

Investment in bank-owned life insurance. The carrying value of bank-owned life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Deposits. The fair value of noninterest-bearing demand deposits and NOW, savings, and money market deposits are the amounts payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed funds. The carrying value of retail repurchase agreements and federal funds purchased is considered to be a reasonable estimate of fair value. The fair value of Federal Home Loan Bank advances and other borrowed funds is estimated using the rates currently offered for advances of similar remaining maturities.

Accrued interest. The carrying amounts of accrued interest approximate fair value.

Financial instruments with off-balance sheet risk. The fair value of financial instruments with off-balance sheet risk is considered to approximate carrying value, since the large majority of these future financing commitments would result in loans that have variable rates and/or relatively short terms to maturity. For other commitments, generally of a short-term nature, the carrying value is considered to be a reasonable estimate of fair value. The various financial instruments were disclosed in Note 20.

The estimated fair values of financial instruments at December 31 are as follows:

(dollars in thousands)	As of December 31, 2010		As of December 31, 2009
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets
Cash and cash equivalents	$160,594	$160,594	$27,698	$27,698
Investment securities:
Available-for-sale	305,331	305,331	237,630	237,630
Held-to-maturity	—	—	88,559	91,521
Loans held for sale	37,079	37,079	58,219	58,219
Loans, net	1,210,288	1,160,163	1,513,560	1,442,115
Accrued interest receivable	5,747	5,747	8,071	8,071
Bank-owned life insurance	31,968	31,968	30,883	30,883

Financial Liabilities
Deposits	$1,696,390	$1,682,704	$1,722,128	$1,687,945
Retail repurchase agreements	9,628	9,628	13,592	13,592
Federal Home Loan Bank advances	144,485	150,466	166,165	171,529
Federal funds purchased	—	—	10,000	10,000
Subordinated debt	7,500	7,500	15,000	15,000
Junior subordinated debentures	56,702	41,681	56,702	43,257
Accrued interest payable	2,592	2,59	2,581	2,581

The fair value estimates are made at a specific point in time based on relevant market and other information about the financial instruments. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on current economic conditions, risk characteristics of various financial instruments, and such other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 23—FDIC Insurance Assessment

On May 22, 2009, the FDIC adopted a final rule imposing a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. The special assessment was collected on September 30, 2009.

On November 12, 2009, the FDIC adopted a final rule to require insured institutions to prepay their quarterly risk-based deposit insurance assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012, on December 30, 2009. The prepaid FDIC assessment balances was $3.97 million and $9.65 million at December 31, 2010 and 2009, respectively. Due to increased assessment rates, the Bank’s prepaid assessment amount is expected to be utilized in full prior to December 31, 2012. At the point that the prepaid assessment is fully utilized, the Bank will return to making quarterly cash payments to the FDIC for assessments.

The Dodd-Frank Act also provides the FDIC with discretion to determine whether to pay rebates to insured depository institutions when its deposit insurance reserves exceed certain thresholds. Previously, the FDIC was required to give rebates to depository institutions equal to the excess once the reserve ratio exceeded 1.50%, and was required to rebate 50% of the excess over 1.35% but not more than 1.5% of insured deposits. The FDIC adopted a final rule on February 7, 2011 that implements these provisions of the Dodd-Frank Act.

Note 24—Common Dividends

The holders of FNB United common stock are entitled to receive dividends, when and if declared by the FNB United’s Board of Directors, out of funds legally available for such dividends. FNB United is a legal entity separate and distinct from the Bank and depends on the payment of dividends from the Bank to make dividend payments to its shareholders. FNB United and the Bank are subject to regulatory policies and requirements relating to the payment of dividends. As a result of being deemed “significantly undercapitalized” for regulatory purposes, FNB United is restricted from declaring and paying a dividend on common stock without prior notification and approval from the regulators.

The Bank must obtain the prior approval of the Office of the Comptroller of the Currency (the “OCC”) to pay dividends if the total of all dividends declared by the Bank in any calendar year will exceed the sum of its net income for that year and its retained net income for the preceding two calendar years, less any transfers required by the OCC or to be made to retire any preferred stock. Currently, any dividend declaration by the Bank would require the Bank’s compliance with the above requirement and the written approval of the OCC under the Order. Federal law also prohibits the Bank from paying dividends that in the aggregate would be greater than its undivided profits after deducting statutory bad debts in excess of its loan loss allowance. The Company did not declare any dividends on common shares in 2010.

Note 25—Change in Executive Officer

On April 23, 2010, the Company announced the retirement effective April 22, 2010 of Michael C. Miller, president and chief executive officer of FNB United and the Bank. Mr. Miller also resigned from the Boards of Directors of FNB United and the Bank effective April 22, 2010. Also effective April 22, 2010, R. Larry Campbell, executive vice president and chief operating officer, was appointed by the boards of directors of FNB United and the Bank to succeed Mr. Miller as president and chief executive officer on an interim basis while a search for a replacement is undertaken. The OCC has approved Mr. Campbell’s serving in the capacity through June 30, 2011.

Note 26—Subsequent Events

On February 1, 2011, FNB United Corp. received a written notice from The Nasdaq Stock Market indicating that FNB United’s application to transfer the listing of its common stock to The Nasdaq Capital Market was approved. The transfer was effective at the opening of business on February 3, 2011.

In February 2011, Dover Mortgage made the decision to refocus its business plan and limit operations to the current footprint of the Bank. Dover has ceased doing business outside of the North Carolina.

On February 28, 2011, the Bank signed a conversion agreement with SunTrust Bank, converting $5.0 million of the outstanding $7.5 million subordinated term loan due to SunTrust from the Bank into 5,000,000 shares of nonvoting, nonconvertible, nonredeemable cumulative preferred stock of the Bank. The preferred stock carries an 8% dividend rate. For the remaining $2.5 million of subordinated debt, interest will be payable monthly rather than quarterly beginning on March 31, 2011. Prior to the conversion, the Bank paid the interest due through February 28, 2011. It will be an event of default under the SunTrust subordinated note if FNB United does not raise at least $300 million through the issuance of equity securities by July 31, 2011.

Bank of Granite Corporation

Condensed Consolidated Balance Sheets

(In thousands except per share data)

	June 30, 2011	December 31, 2010
	(Unaudited)	(Note 1)
Assets:
Cash and cash equivalents:
Cash and due from banks	$57,245	$45,982
Interest-bearing deposits	2,526	1,242

Total cash and cash equivalents	59,771	47,224

Investment securities:
Available for sale, at fair value	249,498	255,104

Loans	476,788	562,124
Allowance for loan losses	(21,115)	(28,273)
Net loans	455,673	533,851
Premises and equipment, net	12,446	13,666
Accrued interest receivable	3,054	3,338
Other real estate owned	17,187	11,605
Other assets	9,431	11,052

Total assets	$807,060	$875,840

Liabilities and Stockholders’ Equity:
Deposits:
Interest-bearing	$671,746	$729,962
Noninterest-bearing	87,920	92,345

Total deposits	759,666	822,307
Short-term borrowings	24,000	18,000
Long-term borrowings	0	6,000
Accrued interest payable	788	1,046
Other liabilities	3,303	4,097

Total liabilities	787,757	851,450

Stockholders’ equity:
Common stock, $1.00 par value per share Authorized—25,000 shares Issued—18,981 shares in 2011 and 2010 Outstanding—15,454 shares in 2011 and 2010	18,981	18,981
Additional paid-in capital	30,195	30,195
Retained earnings	23,433	28,644
Accumulated other comprehensive loss, net of deferred income taxes	(1,454)	(1,578)
Less: Cost of common stock in treasury; 3,527 shares in 2011 and 2010	(51,852)	(51,852)

Total stockholders’ equity	19,303	24,390

Total liabilities and stockholders’ equity	$807,060	$875,840

See notes to condensed consolidated financial statements.

Bank of Granite Corporation

Condensed Consolidated Statements of Income (Loss)

(Unaudited—in thousands except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Interest income:
Interest and fees from loans	$7,034	$9,285	$14,551	$19,488
Interest-bearing deposits	25	23	47	62
Investments:
U.S. Government agencies	2,183	2,105	4,350	4,131
Other	0	22	0	45

Total interest income	9,242	11,435	18,948	23,726

Interest expense:
Time deposits of $100 or more	682	1,322	1,499	2,718
Other time and savings deposits	1,158	1,906	2,489	4,188
Short-term borrowings	93	148	197	275
Long-term borrowings	0	80	27	201

Total interest expense	1,933	3,456	4,212	7,382

Net interest income	7,309	7,979	14,736	16,344
Provision for loan losses	4,001	8,503	6,006	20,603

Net interest income (loss) after provision for loan losses	3,308	(524)	8,730	(4,259)

Other income:
Service charges on deposit accounts	967	1,289	1,939	2,545
Other service fees and commissions	49	88	104	172
Securities gains	680	229	49	235
Other	304	319	592	627

Total other income	2,000	1,925	2,684	3,579

Other expenses:
Salaries and wages	1,972	2,185	4,150	4,400
Employee benefits	357	407	753	798
Equipment and occupancy expense, net	750	883	1,557	1,850
FDIC assessments	685	1,617	1,660	2,362
Other real estate owned	2,388	2,543	3,224	3,671
Other	2,575	2,074	5,281	3,890

Total other expenses	8,727	9,709	16,625	16,971

Loss before income tax benefit	(3,419)	(8,308)	(5,211)	(17,651)
Income tax benefit	0	(790)	0	(790)

Net loss	$(3,419)	$(7,518)	$(5,211)	$(16,861)

Per share amounts:
Net loss—basic and diluted	$(0.22)	$(0.49)	$(0.34)	$(1.09)

See notes to condensed consolidated financial statements.

Bank of Granite Corporation

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited—in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Net loss	$(3,419)	$(7,518)	$(5,211)	$(16,861)

Items of other comprehensive loss:
Items of other comprehensive income, before tax:
Change in unrealized gains on securities available for sale	87	3,565	156	7,012
Reclassification adjustment for available for sale securities gains included in net income	680	229	49	235

Other comprehensive income, before tax	767	3,794	205	7,247
Change in deferred income taxes related to change in unrealized gains or losses on securities available for sale	(307)	(1,535)	(81)	(2,982)

Items of other comprehensive income, net of tax	460	2,259	124	4,265

Comprehensive loss	$(2,959)	$(5,259)	$(5,087)	$(12,596)

See notes to condensed consolidated financial statements.

Bank of Granite Corporation

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited—in thousands except per share data)

	Six Months Ended June 30,
	2011	2010
Common stock, $1.00 par value per share
At beginning of period	$18,981	$18,981

At end of period	18,981	18,981

Additional paid-in capital
At beginning of period	30,195	30,195

At end of period	30,195	30,195

Retained earnings
At beginning of period	28,644	52,308
Net loss	(5,211)	(16,861)

At end of period	23,433	35,447

Accumulated other comprehensive income (loss), net of deferred income taxes
At beginning of period	(1,578)	(2,546)
Net change in unrealized gains or losses on securities available for sale, net of deferred income taxes	124	4,265

At end of period	(1,454)	1,719

Cost of common stock in treasury
At beginning of period	(51,852)	(51,852)

At end of period	(51,852)	(51,852)

Total stockholders’ equity	$19,303	$34,490

See notes to condensed consolidated financial statements.

Bank of Granite Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited—in thousands)

	Six Months Ended June 30,
	2011	2010
Increase (decrease) in cash & cash equivalents:
Cash flows from operating activities:
Net loss	$(5,211)	$(16,861)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	587	735
Provision for loan losses	6,006	20,603
Investment security premium amortization, net	394	896
Deferred income taxes	0	(89)
Gains on sales or calls of securities available for sale	(49)	(235)
Losses on writedowns or sale of other real estate	2,925	3,114
Losses on disposal of miscellaneous assets	382	10
Decrease in other assets	1,540	3,378
Decrease in taxes payable	0	(7)
Decrease in accrued interest receivable	284	150
Decrease in accrued interest payable	(258)	(249)
Decrease in other liabilities	(794)	(368)

Net cash provided by operating activities	5,806	11,077

Cash flows from investing activities:
Proceeds from maturities, calls and paydowns of securities available for sale	14,493	38,253
Proceeds from sales of securities available for sale	133,434	70,822
Purchase of securities available for sale	(142,461)	(155,448)
Net decrease in loans	58,867	94,975
Capital expenditures, net of proceeds from sale of miscellaneous assets	251	0
Proceeds from sales of other real estate	4,798	1,891

Net cash provided by investing activities	69,382	50,493

Cash flows from financing activities:
Net decrease in demand, NOW, money market and savings deposits	(17,182)	(35,397)
Net decrease in time deposits	(45,459)	(22,564)
Net increase in short-term borrowings	6,000	7,000
Net decrease in long-term borrowings	(6,000)	(8,000)

Net cash used in financing activities	(62,641)	(58,961)

Net increase in cash equivalents	12,547	2,609
Cash and cash equivalents at beginning of period	47,224	73,374

Cash and cash equivalents at end of period	$59,771	$75,983

See notes to condensed consolidated financial statements.

Bank of Granite Corporation

Notes to Condensed Consolidated Financial Statements

June 30, 2011

(Unaudited)

1. UNAUDITED FINANCIAL STATEMENTS

Bank of Granite Corporation’s (the “Company’s” or the “Holding Company’s”) condensed consolidated balance sheet as of June 30, 2011, and the condensed consolidated statements of income (loss) and comprehensive loss for the three and six-month periods ended June 30, 2011 and 2010, and the condensed consolidated statements of changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2011 and 2010 are unaudited and reflect all adjustments of a normal recurring nature which are, in the opinion of management, necessary for a fair presentation of the interim period financial statements. Amounts as of December 31, 2010 included in the condensed consolidated financial statements and related notes were derived from the audited consolidated financial statements.

Certain amounts for the periods ended June 30, 2010 have been reclassified to conform to the presentation for the periods ended June 30, 2011.

The unaudited interim condensed consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2010 audited consolidated financial statements and notes thereto included in the Company’s 2010 Annual Report on Form 10-K, as amended.

The consolidated financial statements include the Company’s two wholly owned subsidiaries, Bank of Granite (the “Bank”), a full service commercial bank, and Granite Mortgage, Inc. (“Granite Mortgage”), a mortgage banking company which ceased mortgage originations during 2009. Because we now operate, manage, and, likewise, direct our corporate governance activities as a single reporting banking segment, we no longer have any reportable segments.

The accounting policies followed are set forth in Note 1 to the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2010 on file with the Securities and Exchange Commission. There were no changes in significant accounting policies during the six months ended June 30, 2011 except as described in Note 10 below.

2. REGULATORY MATTERS AND GOING CONCERN CONSIDERATIONS

Regulatory Actions

The Bank entered into a Stipulation and Consent (“Consent”) to the issuance of an Order to Cease and Desist (“Order”) by the Federal Deposit Insurance Corporation (“FDIC”) and the North Carolina Commissioner of Banks (“the Commissioner”). Based on our Consent, the FDIC and the Commissioner jointly issued the Order on August 27, 2009.

On November 11, 2009, the Company entered into a Memorandum of Understanding (“FRB Memorandum”) with the Federal Reserve Bank of Richmond (“FRB”).

The Order is a formal corrective action pursuant to which the Bank has agreed to address specific issues set forth below, through the adoption and implementation of procedures, plans and policies designed to enhance the safety and soundness of the Bank.

Among other things, the Order requires the Bank to:

•

Present a written capital plan to the FDIC and the Commissioner by which the Bank would achieve a Tier 1 Leverage Capital Ratio of not less than 8 percent and Total Risk-Based Capital Ratio of not less than 12 percent during the life of the Order;

•	Formulate a plan to improve the Bank’s earnings and evaluate the plan quarterly;

•	Formulate and implement a plan to reduce the Bank’s risk exposure in assets classified “Substandard or Doubtful”;

•	Reduce the real estate credit concentrations in the Bank’s loan portfolio;

•	Develop a plan to improve the Bank’s liquidity; monitor contingent funding needs and improve asset liability management, and review and revise the plan on a quarterly basis;

•	Not pay cash dividends without the prior written consent of the FDIC and the Commissioner; and

•	Neither renew, roll-over nor increase the amount of brokered deposits above the amount outstanding at the date of the Order.

The Bank’s current compliance with various stipulations of the Order can be summarized as follows:

•

The proposed merger plan and recapitalization is described in detail in Note 3. The proposed merger and recapitalization would infuse capital into the Bank sufficient to meet the requirements set forth in the Order.

•

The management plan has continued with the balance sheet contraction and continued expense control. The continuing elevated levels of problem loans and related loss provisions and the costs of resolution of same are the significant constraints to improved operating performance. The liquidity monitoring has been enhanced by more frequent analysis (weekly regulatory reporting); a funds re-pricing strategy to monitor market rates closely and insure competitive rates, and building liquidity by loan contraction and deposit retention.

•

The asset quality management strategy has included suspending any new land development and construction lending since 2009. Additionally, the Bank’s capital levels have prevented making SBA loans or participating in government supported small business lending. The result is the payoff of existing loans and the resolution of the problem loans has led to the steady contraction of the overall portfolio, with a very low volume of new loans granted.

•

The Bank has continually added more and more experienced workout personnel; however, the long duration of the recessing economic environment and the significant volume of real estate loans have been factors that have prevented a significant reduction in nonperforming asset levels.

The FRB Memorandum requires the Company to obtain FRB approval before paying dividends, taking dividends from its Bank, incurring debt or purchasing/redeeming Company stock. The FRB Memorandum requires the submission of a capital plan to maintain adequate capital on a consolidated basis and at the Bank. The Company must furnish periodic progress reports to the FRB regarding its compliance with the FRB Memorandum. The FRB Memorandum will remain in effect until modified or terminated by the FRB.

The Bank reports regularly to its regulators on matters of compliance with the Order and the FRB Memorandum, and the progress made to comply with both. The Company believes it is in substantial compliance with all matters except the improved earnings and capital requirements, and continued issues with asset quality.

Going Concern Considerations

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. However, the events and circumstances described herein create a substantial doubt about the Company’s ability to continue as a going concern.

The Bank has not achieved the required capital levels mandated by the Order, and as set forth in Note 3, the proposed transaction would result in capital sufficient to comply with the Order. However, absent the completion of the merger and recapitalization there can be no assurance that any other capital raising initiatives will be successful to meet the capital levels required in the Order. Banking regulators classify a bank as “critically undercapitalized” if it fails to meet a 2% capital leverage ratio. Under “prompt corrective action,” a critically undercapitalized bank must be placed in conservatorship or receivership within 90 days of such determinations unless the FDIC and appropriate regulators determine that other action would protect the deposit insurance fund.

Non-compliance with the capital requirements of the Order and the continued erosion of capital in the current year may cause the Bank to be subject to further enforcement actions by the FDIC or the Commissioner, including potential regulatory receivership. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Capital Matters

The Order, as set forth above, requires the Bank to achieve and maintain Tier 1 Leverage Capital Ratio of not less than 8 percent and a Total Risk-Based Capital ratio of not less than 12 percent for the life of the Order.

The minimum capital requirements to be characterized as “well capitalized” and “adequately capitalized”, as defined by regulatory guidelines, and the Company’s actual capital ratios on a consolidated and Bank-only basis were as follows as of June 30, 2011:

			Minimum Regulatory Requirement
	Actual		Adequately Capitalized	Well Capitalized	Pursuant to Order
	Consolidated	Bank
Leverage capital ratios	2.53%	2.47%	4.00%	5.00%	8.00%
Risk-based capital ratios:
Tier 1 capital	3.91%	3.82%	4.00%	6.00%	8.00%
Total capital	5.20%	5.10%	8.00%	10.00%	12.00%

3. PROPOSED MERGER AND RECAPITALIZATION

The Company entered into an Agreement and Plan of Merger with FNB United Corp. (“FNB”) on April 26, 2011. The merger agreement provides that Bank of Granite Corporation shareholders will receive 3.375 shares of FNB’s common stock in exchange for each share of Bank of Granite Corporation common stock they own immediately prior to completion of the merger. The proposed merger is part of a transaction in which The Carlyle Group (“Carlyle”) and Oak Hill Capital Partners (“Oak Hill Capital”) have entered into binding agreements (“The Investment Agreements”) to purchase $158 million of common stock of FNB as part of a $310 million capital raise by FNB. The $310 million has been fully subscribed as of August 2, 2011.

Completion of the merger and The Carlyle Group and Oak Hill Capital Partners investments are dependent on each other and the satisfactory completion of a number of other conditions, including the exchange of FNB preferred stock held by the U.S. Treasury for FNB common stock on the terms specified in the merger and investment agreements, receipt of regulatory approvals, the approval of the shareholders of both FNB and Bank of Granite, FNB United raising $310 million inclusive of The Carlyle Group and Oak Hill Capital Partners investments, receipt of advice that the private placement investments will not impair FNB United’s existing net operating loss deferred tax asset, FNB United and the Company meeting specified financial condition requirements and not having experienced material adverse effects and events, and other customary closing conditions.

4. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses and fair values of investment securities at June 30, 2011 and December 31, 2010 were as follows:

(In thousands)	Amortized	Gross Unrealized		Fair
Type and Contractual Maturity	Cost	Gains	Losses	Value
AVAILABLE FOR SALE At June 30, 2011:
U.S. Government agencies due:
After 5 years but within 10 years	$34,463	$0	$447	$34,016
After 10 years	22,137	0	360	21,777

Total U.S. Government agencies	56,600	0	807	55,793

Government agency and other mortgage-backed securities due:
After 10 years	191,821	399	1,968	190,252
Corporate bonds due:
After 5 years but within 10 years	3,500	0	47	3,453

Total available for sale	$251,921	$399	$2,822	$249,498

For the three months ended June 30, 2011, sales of securities available for sale resulted in proceeds of $95.3 million, $725 thousand in realized gains and $45 thousand in realized losses. Sales of securities available for sale for the six months ended June 30, 2011 resulted in proceeds of $133.4 million, $748 thousand in realized gains and $699 thousand in realized losses.

As of June 30, 2011, accumulated other comprehensive losses, net of deferred income taxes, included unrealized net losses of $2.4 million, net of deferred income tax benefit of $969 thousand, related to securities available for sale.

For the three months ended June 30, 2010, sales and calls of securities available for sale resulted in proceeds of $68.1 million, $313 thousand in realized gains and $84 thousand in realized losses. Sales and calls of securities available for sale for the six months ended June 30, 2010 resulted in proceeds of $94.8 million, $340 thousand in realized gains and $105 thousand in realized losses.

(In thousands)	Amortized	Gross Unrealized		Fair
Type and Contractual Maturity	Cost	Gains	Losses	Value
AVAILABLE FOR SALE At December 31, 2010:
U. S. Government agencies due:
After 5 years but within 10 years	$41,985	$0	$1,310	$40,675
After 10 years	19,076	123	378	18,821

Total U.S. Government agencies	61,061	123	1,688	59,496

State and local due:
After 5 years but within 10 years	1,265	0	48	1,217
After 10 years	4,165	0	124	4,041

Total state and local	5,430	0	172	5,258

Government agency and other mortgage-backed securities due:
After 10 years	187,741	692	1,622	186,811
Corporate bonds due:
After 5 years but within 10 years	3,500	39	0	3,539

Total available for sale	$257,732	$854	$3,482	$255,104

Securities with unrealized losses at June 30, 2011 and December 31, 2010 not recognized in income, substantially all of which have been in a loss position less than 12 months were as follows:

(In thousands)	June 30, 2011		December 31, 2010
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Less than 12 months:
U.S. Government agencies	$55,793	$807	$54,697	$1,688
State and local	0	0	5,257	172
Government agency and other mortgage-backed securities	126,796	1,832	116,940	1,622
Corporate bonds	3,453	47	0	0
12 months or more:
Government agency and other mortgage-backed securities	2,989	136	0	0

Total temporarily impaired	$189,031	$2,822	$176,894	$3,482

Unrealized losses on securities have not been recognized in income because management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to decreases in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market interest rates decline. Furthermore, it is not likely that the Company will have to sell any impaired securities before a recovery of the amortized cost.

5. LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are made primarily to customers in the Company’s market areas. Loans at June 30, 2011 and December 31, 2010, classified by segment, are as follows:

(In thousands)	June 30,	December 31,
	2011	2010
Real estate – construction	$18,589	$26,920
Real estate – mortgage, commercial	359,757	413,761
Commercial and industrial	49,964	69,334
Consumer	48,749	52,443

	477,059	562,458
Deferred origination fees, net	(271)	(334)

Total	$476,788	$562,124

The credit quality indicator presented for all segments (except Consumer) within the loan portfolio is a widely-used and standard system representing the degree of risk of nonpayment. The risk-grade categories presented in the following table are:

Pass–Loans categorized as Pass are higher quality loans that have adequate sources of repayment and little risk of collection.

Special Mention–A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard–A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of Substandard loans, does not have to exist in individual assets classified Substandard.

Impaired–A loan is graded Impaired when it is probable that the loan will not be collected in accordance with its terms. All Impaired loans are placed on nonaccrual and evaluated quarterly for the appropriate level of impairment.

Loans categorized as Special Mention are considered Criticized. Loans categorized as Substandard or Impaired are considered Classified.

The following tables present loan balances by credit quality indicator as of June 30, 2011 and December 31, 2010:

(In thousands)	Pass (Ratings 1-4)	Special Mention (Rating 5)	Substandard (Rating 6-8)	Impaired	Total
June 30, 2011
Real estate – construction	$4,745	$2,535	$1,253	$10,056	$18,589
Real estate – mortgage, commercial	197,029	73,223	62,006	27,499	359,757
Commercial and industrial	32,957	6,194	8,643	2,170	49,964
Consumer	42,753	4,009	1,913	74	48,749

Total	$277,484	$85,961	$73,815	$39,799	$477,059

December 31, 2010
Real estate – construction	$4,948	$3,085	$2,213	$16,674	$26,920
Real estate – mortgage, commercial	234,742	75,264	66,034	37,721	413,761
Commercial and industrial	46,728	8,229	10,772	3,605	69,334
Consumer	48,486	2,114	1,843	0	52,443

Total	$334,904	$88,692	$80,862	$58,000	$562,458

The following tables present ALLL activity by portfolio segment for the three months and six months ended June 30, 2011 and 2010:

(In thousands)	Real Estate Construction	Real Estate Mortgage, Commercial	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:
Three Months Ended June 30, 2011
Beginning Balance	$2,772	$17,223	$2,574	$471	$2,135	$25,175
Charge-offs	(2,267)	(4,853)	(1,076)	(209)	0	(8,405)
Recoveries	14	137	166	27	0	344
Provision	651	2,344	428	154	424	4,001

Ending Balance	$1,170	$14,851	$2,092	$443	$2,559	$21,115

Six Months Ended June 30, 2011
Beginning Balance	$3,662	$19,528	$3,214	$499	$1,370	$28,273
Charge-offs	(3,517)	(8,112)	(2,069)	(477)	0	(14,175)
Recoveries	26	431	490	64	0	1,011
Provision	999	3,004	457	357	1,189	6,006

Ending Balance	$1,170	$14,851	$2,092	$443	$2,559	$21,115

Three Months Ended June 30, 2010
Beginning Balance	$3,729	$21,835	$3,370	$572	$840	$30,346
Charge-offs	(1,175)	(5,130)	(3,717)	(236)	0	(10,258)
Recoveries	92	438	476	23	0	1,029
Provision	2,213	2,774	3,676	180	(340)	8,503

Ending Balance	$4,859	$19,917	$3,805	$539	$500	$29,620

Six Months Ended June 30, 2010
Beginning Balance	$5,391	$18,150	$3,304	$602	$390	$27,837
Charge-offs	(4,456)	(10,196)	(5,420)	(296)	0	(20,368)
Recoveries	92	675	728	53	0	1,548
Provision	3,832	11,288	5,193	180	110	20,603

Ending Balance	$4,859	$19,917	$3,805	$539	$500	$29,620

The following table presents loans on nonaccrual status by loan segment:

(In thousands)	June 30, 2011	December 31, 2010
Real estate – construction	$10,813	$17,785
Real estate – mortgage, commercial	35,698	40,504
Commercial and industrial	2,861	3,797
Consumer	527	183

Total	$49,899	$62,269

The following tables present an aging analysis of loans as of June 30, 2011 and December 31, 2010 :

(In thousands)	Real Estate Construction	Real Estate Mortgage, Commercial	Commercial and Industrial	Consumer	Total
June 30, 2011
Past Due:
1-29 Days	$156	$25,054	$2,357	$3,594	$31,161
30-89 Days	179	14,592	2,497	289	17,557
90 or More Days	0	1,178	0	0	1,178

Total Past Due	335	40,824	4,854	3,883	49,896

Current	7,441	283,235	42,249	44,339	377,264
Nonaccrual	10,813	35,698	2,861	527	49,899

Total Loans	$18,589	$359,757	$49,964	$48,749	$477,059

December 31, 2010
Past Due:
1-29 Days	$1,052	$44,119	$9,057	$3,815	$58,043
30-89 Days	0	20,529	1,240	548	22,317
90 or More Days	0	6,842	624	0	7,466

Total Past Due	1,052	71,490	10,921	4,363	87,826

Current	8,083	301,767	54,616	47,897	412,363
Nonaccrual	17,785	40,504	3,797	183	62,269

Total Loans	$26,920	$413,761	$69,334	$52,443	$562,458

Interest income on impaired loans recognized for the three and six-month periods of 2011 and 2010 was immaterial. If interest from nonaccrual loans, including impaired loans, had been recognized in accordance with the original terms of the loans, the estimated gross interest income for the second quarters of 2011 and 2010 that would have been recorded was approximately $777 thousand and $899 thousand, respectively. For the comparable year-to-date periods, interest income of approximately $1.7 million in 2011 and in 2010 would have been recognized in accordance with the original terms of the nonaccrual loans.

The average recorded balance of impaired loans for the second quarters of 2011 and 2010 was $41.0 million and $47.0 million, respectively. The average recorded balance of impaired loans was $48.9 million for the first six months of 2011 and $44.1 million for the first six months of 2010.

The following tables present impaired loan information as of June 30, 2011 and December 31, 2010 :

(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
June 30, 2011
With no related allowance recorded:
Real estate – construction	$5,659	$8,419	$0	$3,534
Real estate – mortgage, commercial	15,547	19,412	0	10,718
Commercial and industrial	1,143	1,341	0	882
Consumer	74	74	0	37

Total	22,423	29,246	0	15,171

With an allowance recorded:
Real estate – construction	4,397	4,992	884	9,831
Real estate – mortgage, commercial	11,952	12,092	3,289	21,892
Commercial and industrial	1,027	1,035	627	2,006
Consumer	0	0	0	0

Total	17,376	18,119	4,800	33,729

Total:
Real estate – construction	10,056	13,411	884	13,365
Real estate – mortgage, commercial	27,499	31,504	3,289	32,610
Commercial and industrial	2,170	2,376	627	2,888
Consumer	74	74	0	37

Total	$39,799	$47,365	$4,800	$48,900

December 31, 2010
With no related allowance recorded:
Real estate – construction	$1,409	$2,089	$0	$2,438
Real estate – mortgage, commercial	5,889	7,184	0	6,723
Commercial and industrial	621	768	0	681

Total	7,919	10,041	0	9,842

With an allowance recorded:
Real estate – construction	15,265	16,121	3,175	12,609
Real estate – mortgage, commercial	31,832	32,621	7,079	23,848
Commercial and industrial	2,984	3,221	1,309	2,157

Total	50,081	51,963	11,563	38,614

Total:
Real estate – construction	16,674	18,210	3,175	15,047
Real estate – mortgage, commercial	37,721	39,805	7,079	30,571
Commercial and industrial	3,605	3,989	1,309	2,838

Total	$58,000	$62,004	$11,563	$48,456

6. EARNINGS PER SHARE

Earnings per share have been computed using 15,454,000 shares of common stock outstanding as there have been no changes during the periods reported. The levels of outstanding stock options are insignificant and are not included for any period because their inclusion would be anti-dilutive.

7. FAIR VALUE MEASUREMENTS AND DISCLOSURES

Investment Securities Available for Sale

A significant portion of the Company’s available for sale investment portfolio is government guaranteed, and the fair value measurements for the second quarter of 2011 were estimated using independent pricing sources that were determined to be Level 2 measurements, Significant Other Observable Inputs. Unrealized gains and losses on securities available for sale are reflected in accumulated other comprehensive income and recognized gains and losses are reported as securities gains and losses in other income.

The following tables reflect investment securities available for sale measured at fair value on a recurring basis at June 30, 2011 and December 31, 2010:

		Fair Value Measurements at Reporting Date Using
(In thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2011
U.S. Government agencies	$55,793	$0	$55,793	$0
Government agency and other mortgage-backed securities	190,252	0	190,252	0
Corporate bonds	3,453	0	3,453	0

Total investment securities available for sale	$249,498	$0	$249,498	$0

December 31, 2010
U.S. Government agencies	$59,496	$0	$59,496	$0
State and local	5,258	0	5,258	0
Government agency and other mortgage-backed securities	186,811	0	186,811	0
Corporate bonds	3,539	0	3,539	0

Total investment securities available for sale	$255,104	$0	$255,104	$0

The Company utilizes a third party pricing service to provide valuations on its securities portfolio. Despite most of these securities being U.S. Government agency debt obligations, corporate bonds, and agency mortgage-backed securities, third party valuations are determined based on the characteristics of a security (such as maturity, duration, rating, etc.) and in reference to similar or comparable securities. Due to the nature and methodology of these valuations, the Company considers these fair value measurements as Level 2. No securities were transferred between Level 1 and Level 2 during the first six months of 2011.

Impaired Loans

Loans considered impaired are loans for which, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are subject to nonrecurring fair value adjustments to reflect write-downs that are based on the market price or current appraised value of the collateral, adjusted to reflect local market conditions or other economic factors. After evaluating the underlying collateral, the fair value of the impaired loans is recorded by allocating specific reserves from the allowance for loan losses to the loans.

Thus, the fair value reflects the loan balance less the specifically allocated reserve. Impaired loans for which no reserve has been specifically allocated are not included in the table below. At June 30, 2011, all impaired loan values were determined to be based on Level 3 measurements.

Other Real Estate Owned

Other real estate owned is initially accounted for at fair value, less estimated costs to dispose of the property. Any excess of the recorded investment over fair value, less costs to dispose, is charged to the allowance for loan losses at the time of transfer. Updated appraisals or evaluations are obtained periodically for all other real estate owned properties. These appraisals or evaluations are used to update fair value estimates. Writedowns are charged to earnings for subsequent losses on other real estate owned when these updates indicate such losses have occurred. The ability of the Company to recover the carrying value of other real estate owned is based upon future sales of the real estate. The ability to effect such sales is subject to market conditions and other factors beyond our control, and future declines in the value of the real estate could result in writedowns and charges to earnings. At June 30, 2011, the fair value measurements for other real estate were determined to be Level 3 measurements.

The following tables reflect certain loans and other real estate measured at fair value on a nonrecurring basis at June 30, 2011 and December 31, 2010:

		Fair Value Measurements at Reporting Date Using
(In thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2011
Impaired loans (1)	$31,329	$0	$0	$31,329
Other real estate owned	17,187	0	0	17,187

Total assets	$48,516	$0	$0	$48,516

December 31, 2010
Impaired loans (1)	$45,705	$0	$0	$45,705
Other real estate owned	11,605	0	0	11,605

Total assets	$57,310	$0	$0	$57,310

(1)	Net of reserves and loans carried at cost.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business there are various commitments and contingent liabilities such as commitments to extend credit, which are not reflected on the financial statements. The unfunded portion of loan commitments and standby letters of credit as of June 30, 2011 and December 31, 2010 were as follows:

(In thousands)	June 30, 2011	December 31, 2010
Financial instruments whose contract amounts represent credit risk
Unfunded commitments to extend credit	$68,559	$77,268
Standby letters of credit	730	1,262

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts outstanding do not necessarily represent future cash requirements. Standby letters of credit represent conditional commitments issued by the Bank to assure the performance of a customer to a third party.

The Bank’s exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Bank uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer’s creditworthiness is evaluated on an individual case-by-case basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral held varies, but may include marketable securities, deposits, property, plant and equipment, investment assets, inventories and accounts receivable. Management does not anticipate any significant losses as a result of these financial instruments.

Legal Proceedings

The nature of the businesses of the Company’s subsidiaries ordinarily results in a certain amount of litigation. The Company’s subsidiaries are involved in various legal proceedings, all of which are considered incidental to the normal conduct of business. Management believes that the liabilities, if any, arising from these proceedings will not have a material adverse effect on the consolidated financial position or consolidated results of operations of the Company.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate the value, is based upon the characteristics of the instruments and relevant market information. Financial instruments include cash, evidence of ownership in an entity or contracts that convey or impose on an entity the contractual right or obligation to either receive or deliver cash for another financial instrument. These fair value estimates are based on relevant market information and information about the financial instruments. Fair value estimates are intended to represent the price for which an asset could be sold or liability could be settled. However, given there is no active market or observable market transactions for many of the Company’s financial instruments, it has made estimates of many of these fair values which are subjective in nature, involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimated values. The fair value estimates are determined in accordance with the accounting standards for

Fair Value Measurements and Disclosures.

(In thousands)	June 30, 2011		December 31, 2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and cash equivalents	$59,771	$59,771	$47,224	$47,224
Investment securities	249,498	249,498	255,104	255,104
Bank owned life insurance	4,387	4,387	4,320	4,320
Loans (1)	455,673	457,000	533,851	536,000
Market risk/liquidity adjustment	0	(20,000)	0	(30,000)
Net loans	455,673	437,000	533,851	506,000
Liabilities:
Demand deposits	364,245	364,245	381,427	381,427
Time deposits	395,421	396,000	440,880	441,000
Short-term borrowings	24,000	24,000	18,000	18,000
Long-term borrowings	0	0	6,000	6,000

(1)	Loan fair values are based on a hypothetical exit price, which does not represent the estimated intrinsic value of the loan if held for investment. The assumptions used are expected to approximate those that a market participant purchasing the loans would use to value the loans, including a market risk premium and liquidity discount.

Estimating the fair value of the loan portfolio when loan sales and trading markets are illiquid, for certain loan types, or are nonexistent, requires significant judgment. Therefore, the estimated fair value can vary significantly depending on a market participant’s ultimate considerations and assumptions. The final value yields a market participant’s expected return on investment that is indicative of the current distressed market conditions, but it does not take into consideration the Company’s estimated value from continuing to hold these loans or its lack of willingness to transact at these estimated values.

The Company estimated fair value based on estimated future cash flows discounted at current origination rates for loans with similar terms and credit quality. The estimated values in 2011 are a function of higher credit spreads, partially offset by lower risk-free interest rates. However, the values derived from origination rates at June 30, 2011 likely do not represent exit prices due to the distressed market conditions; therefore, incremental market risks and liquidity discounts ranging from 3% to 25%, depending on the nature of the loans, were subtracted to reflect the illiquid and distressed market conditions as of June 30, 2011. The discounted value is a function of a market participant’s required yield in the current environment and is not a reflection of the expected cumulative losses on the loans.

The book values of cash and due from banks, interest-bearing deposits, accrued interest receivable, short-term borrowings, accrued interest payable and other liabilities are considered to be equal to fair values as a result of the short-term nature of these items. The fair values of investment securities are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The fair value of time deposits, other borrowings, commitments and guarantees is estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current entry-value interest rates applicable to each category of such financial instruments.

Demand deposits are shown at their face value.

10. NEW ACCOUNTING STANDARDS

In January 2010, the Financial Accounting Standards Board (“FASB”) issued an update to the accounting standards for the presentation on fair value disclosures. The new guidance requires disclosures about inputs and valuation techniques for Level 2 and 3 fair value measurements, clarifies two existing disclosure requirements and requires two new disclosures as follows: (1) a “gross” presentation of activities (purchases, sales, and settlements) within the Level 3 rollforward reconciliation, which will replace the “net” presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements. This guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods within those years. The Company adopted the fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 rollforward information which was adopted by the Company on January 1, 2011. The adoption of this disclosures guidance did not have a material impact on the Company’s financial position and results of operations.

In July 2010, the FASB issued an update to the accounting standards governing the disclosures associated with credit quality and the allowance for loan losses. This new guidance requires additional disclosures related to the allowance for loan losses with the objective of providing financial statement users with greater transparency about an entity’s loan loss reserves and overall credit quality. Additional disclosures include showing on a disaggregated basis the aging of receivables, credit quality indicators, and troubled debt restructures with their effect on the allowance for loan losses. The provisions of this standard are effective for interim and annual reporting periods ending on or after December 15, 2010. The Company adopted these additional disclosures during the first quarter of 2011 and the adoption did not have a material impact on the Company’s financial position and results of operations; however, it has increased the amount of disclosures in the notes to the consolidated financial statements.

In April 2011, the FASB issued additional clarifying guidance for A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: (1) the restructuring constitutes a concession and (2) the debtor is experiencing financial difficulties. For public entities, the amendments in this update are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. Early adoption is permitted for public and nonpublic entities. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors

Bank of Granite Corporation

Granite Falls, North Carolina

We have audited the accompanying consolidated balance sheets of Bank of Granite Corporation and subsidiaries (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of income (loss), comprehensive loss, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of Granite Corporation and subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Bank of Granite Corporation and subsidiaries will continue as a going concern. The Company incurred net losses in 2010 and 2009, primarily from higher provisions for loan losses. As discussed in Note 2 to the consolidated financial statements, Bank of Granite Corporation’s wholly-owned bank subsidiary (the “Bank”) is under a regulatory order that requires, among other provisions, higher regulatory capital requirements. The Bank did not meet the higher capital requirements as of December 31, 2010 and is not in compliance with the regulatory agreement. Failure to comply with the regulatory agreement may result in additional regulatory enforcement actions. These events raise substantial doubt about the ability of the Company to continue as a going concern. Management plans with regard to these matters are discussed in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Dixon Hughes Goodman LLP (formerly Dixon Hughes PLLC) Charlotte, North Carolina March 31, 2011

BANK OF GRANITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2009

(In thousands except per share data)	2010	2009
ASSETS:
Cash and cash equivalents:
Cash and due from banks	$45,982	$71,611
Interest-bearing deposits	1,242	1,763

Total cash and cash equivalents	47,224	73,374

Investment securities:
Available for sale, at fair value (amortized cost of $257,732 and $195,302 at December 31, 2010 and 2009, respectively)	255,104	190,921

Loans	562,124	775,019
Allowance for loan losses	(28,273)	(27,837)

Net loans	533,851	747,182

Premises and equipment, net	13,666	15,556
Accrued interest receivable	3,338	3,917
Other real estate owned	11,605	13,235
Other assets	11,052	15,899

Total assets	$875,840	$1,060,084

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Deposits:
Demand	$92,345	$109,673
NOW accounts	113,213	145,833
Money market accounts	155,604	155,745
Savings	20,265	18,794
Time deposits of $100 or more	204,749	247,639
Other time deposits	236,131	288,921

Total deposits	822,307	966,605
Short-term borrowings	18,000	20,000
Long-term borrowings	6,000	20,000
Accrued interest payable	1,046	1,701
Other liabilities	4,097	4,692

Total liabilities	851,450	1,012,998

STOCKHOLDERS’ EQUITY:
Common stock, $1.00 par value, Authorized—25,000 shares; Issued—18,981 shares in 2010 and 2009; Outstanding—15,454 shares in 2010 and 2009	18,981	18,981
Additional paid-in capital	30,195	30,195
Retained earnings	28,644	52,308
Accumulated other comprehensive loss, net of deferred income taxes of $1,051 and $1,837 at December 31, 2010 and 2009, respectively	(1,578)	(2,546)
Less: Cost of common stock in treasury; 3,527 shares in 2010 and 2009	(51,852)	(51,852)

Total stockholders’ equity	24,390	47,086

Total liabilities and stockholders’ equity	$875,840	$1,060,084

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands except per share data)	2010	2009
INTEREST INCOME:
Interest and fees from loans	$36,263	$48,614
Federal funds sold	—	8
Interest-bearing deposits	135	67
Investments:
U.S. Treasury	—	18
U.S. Government agencies	8,347	3,233
States and political subdivisions	—	364
Other	54	342

Total interest income	44,799	52,646

INTEREST EXPENSE:
Time deposits of $100 or more	5,068	6,630
Other time and savings deposits	7,708	13,068
Short-term borrowings	552	631
Long-term borrowings	282	895

Total interest expense	13,610	21,224

NET INTEREST INCOME	31,189	31,422
PROVISION FOR LOAN LOSSES	30,832	28,733

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	357	2,689

OTHER INCOME:
Service charges on deposit accounts	4,760	5,423
Other service fees and commissions	288	429
Mortgage banking income	(4)	748
Securities gains	2,403	1,074
Other-than-temporary impairment losses	—	(996)
Other	1,336	2,209

Total other income	8,783	8,887

OTHER EXPENSES:
Salaries and wages	8,661	13,896
Employee benefits	1,596	2,114
Occupancy expense, net	1,706	2,032
Equipment rentals, depreciation and maintenance	1,853	2,317
FDIC assessments	4,485	3,704
Other real estate owned	7,297	10,254
Other	7,996	8,679

Total other expenses	33,594	42,996

LOSS BEFORE INCOME TAX BENEFIT	(24,454)	(31,420)
INCOME TAX BENEFIT	(790)	(5,800)

NET LOSS	$(23,664)	$(25,620)

Net loss per share—basic and diluted	$(1.53)	$(1.66)

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands)	2010	2009
NET LOSS	$(23,664)	$(25,620)

ITEMS OF OTHER COMPREHENSIVE LOSS:
Items of other comprehensive loss, before tax:
Change in unrealized losses on securities available for sale	(649)	(4,713)
Reclassification adjustment for available for sale securities gains (losses) included in net income	2,403	(404)
Prior service cost and net actuarial loss—SERP	—	2,526

Other comprehensive income (loss), before tax	1,754	(2,591)
Change in deferred income taxes related to change in unrealized gains or losses on securities available for sale	(786)	2,129
Change in deferred income taxes related to prior service cost and net actuarial loss—SERP	—	(1,007)

Items of other comprehensive income (loss), net of tax	968	(1,469)

COMPREHENSIVE LOSS	$(22,696)	$(27,089)

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands except per share data)	2010	2009
COMMON STOCK, $1.00 par value
At beginning of year	$18,981	$18,981

At end of year	18,981	18,981

ADDITIONAL PAID-IN CAPITAL
At beginning of year	30,195	30,190
Stock-based compensation expense	—	5

At end of year	30,195	30,195

RETAINED EARNINGS
At beginning of year	52,308	77,928
Net loss	(23,664)	(25,620)

At end of year	28,644	52,308

ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF DEFERRED INCOME TAXES
At beginning of year	(2,546)	(1,077)
Net change in unrealized gains or losses on securities available for sale, net of deferred income taxes	968	(2,988)
Net change in prior service cost and net actuarial loss—SERP, net of deferred income taxes	—	1,519

At end of year	(1,578)	(2,546)

COST OF COMMON STOCK IN TREASURY
At beginning of year	(51,852)	(51,852)

At end of year	(51,852)	(51,852)

Total stockholders’ equity	$24,390	$47,086

Shares issued:
At beginning of year	18,981	18,981

At end of year	18,981	18,981

Common shares in treasury:
At beginning of year	(3,527)	(3,527)

At end of year	(3,527)	(3,527)

Total shares outstanding	15,454	15,454

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands)	2010	2009
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(23,664)	$(25,620)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,401	1,753
Provision for loan losses	30,832	28,733
Investment security premium amortization, net	1,537	1,160
Acquisition premium amortization, net	—	143
Gains on sales or calls of securities available for sale	(2,403)	(592)
Gains on sales or calls of securities held to maturity	—	(482)
Impairment losses on securities	—	996
Originations of loans held for sale	—	(82,177)
Proceeds from loans held for sale	—	99,924
Gains on loans held for sale	—	(977)
Loss on disposal or sale of premises	517	1,267
Loss on disposal or sale of equipment	—	129
Loss on writedowns or sale of other real estate	5,593	7,816
Decrease in accrued interest receivable	579	62
Decrease in accrued interest payable	(655)	(1,049)
Decrease (increase) in other assets	4,150	(234)
Decrease in other liabilities	(683)	(5,866)

Net cash provided by operating activities	17,204	24,986

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities, calls and paydowns of securities available for sale	80,466	54,370
Proceeds from sales, maturities, calls and paydowns of securities held to maturity	—	24,103
Proceeds from sales of securities available for sale	209,688	173,748
Purchases of securities available for sale	(351,718)	(366,274)
Net decrease in loans	166,120	125,443
Proceeds from sale of bank owned life insurance	—	28,149
Capital expenditures	(28)	—
Proceeds from sales of fixed assets	—	374
Proceeds from sales of other real estate	12,416	7,731

Net cash provided by investing activities	116,944	47,644

See notes to consolidated financial statements.

(Continued on next page)

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS	(Concluded from previous page)
YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands)	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in demand, NOW, money market and savings deposits	$(48,618)	$(64,349)
Net increase (decrease) in time deposits	(95,680)	39,132
Net decrease in overnight and short-term borrowings	(2,000)	(28,947)
Net increase (decrease) in long-term borrowings	(14,000)	5,925

Net cash used in financing activities	(160,298)	(48,239)

NET INCREASE (DECREASE) IN CASH EQUIVALENTS	(26,150)	24,391
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	73,374	48,983

CASH AND CASH EQUIVALENTS AT END OF YEAR	$47,224	$73,374

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid (refunded) during the year for:
Interest	$14,265	$22,273
Income tax refunded	(790)	(7,841)
Noncash investing and financing activities:
Transfer from loans to other real estate owned	16,379	21,977

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION—Bank of Granite Corporation is a bank holding company with two wholly owned subsidiaries, Bank of Granite (the “Bank”), a state chartered commercial bank incorporated in North Carolina on August 2, 1906 and Granite Mortgage, Inc., a mortgage banking company incorporated in North Carolina on June 24, 1985. Bank of Granite Corporation and its two subsidiaries, Bank of Granite and Granite Mortgage, Inc. are referred to herein collectively as the “Company.”

BASIS OF PRESENTATION—The consolidated financial statements include the accounts of Bank of Granite Corporation and its wholly owned subsidiaries, Bank of Granite and Granite Mortgage, Inc., which ceased mortgage originations during 2009. All significant intercompany accounts and transactions have been eliminated. Certain amounts for periods prior to December 31, 2010 have been reclassified to conform to the presentation for the period ended December 31, 2010.

USE OF ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The generally depressed economic environment, which affects values of all asset classes, could affect the Company’s assumptions about the collectibility of its loan portfolio, and the values assigned to the collateral for repayment of these loans. If the Company’s assumptions are incorrect, its allowance for loan losses may not be sufficient to cover losses inherent in its loan portfolio.

CASH AND CASH EQUIVALENTS—Cash and cash equivalents include cash on hand, amounts due from banks, and short-term interest-bearing deposits.

INVESTMENT SECURITIES—Debt securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity securities” and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as “trading securities” and reported at fair value, with unrealized gains and losses included in consolidated earnings. Debt securities not classified as either held to maturity securities or trading securities, and equity securities not classified as trading securities, are classified as “available for sale securities” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of consolidated stockholders’ equity and as an item of other comprehensive income. Gains and losses on available for sale securities are recognized at the time of sale based upon the specific identification method. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in consolidated earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Transfers of securities between classifications are accounted for at fair value. All held to maturity investments were sold in 2009 as part of the balance sheet restructuring.

LOANS—Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances adjusted for any deferred fees or costs. Substantially all loans earn interest on the level yield method based on the daily outstanding balance.

Loans that are deemed to be impaired (i.e., probable that the Company will be unable to collect all amounts due according to the terms of the loan agreement) are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate at the loan’s observable market value or fair value of the collateral if the loan is collateral dependent. An impairment allowance is established to record the difference between the stated loan amount and the present value or market value of the impaired loan. Impaired loans may be valued on a loan-by-loan basis (e.g., loans with risk characteristics unique to an individual borrower) or on an aggregate basis (e.g., loans with similar risk characteristics). The Company’s policy for recognition of interest income on impaired loans is the same as its interest income recognition policy for nonaccrual loans. The Company discontinues the accrual of interest when the collectibility of such interest becomes doubtful. The total of impaired loans, the related allowance for loan losses and interest income recognized on impaired loans is disclosed in Note 4, “Loans,” and Note 5, “Allowance for Loan Losses,” below.

ALLOWANCE FOR LOAN LOSSES—The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb probable losses in the portfolio at the date of the financial statements. Management’s determination of a reasonable loan loss allowance is based on ongoing quarterly assessments of the collectibility and historical loss experience of the loan portfolio. The Company also evaluates other factors and trends in the economy related to specific loan groups in the portfolio, trends in delinquencies and results of periodic loan reviews. Recovery of the carrying value of loans is dependent to some extent on future economic, operating and other conditions that may be beyond the Company’s control. Unanticipated future adverse changes in such conditions could result in material adjustments to the allowance for loan losses. Also see Note 5, “Allowance for Loan Losses.”

OTHER REAL ESTATE OWNED—Real estate acquired by foreclosure is stated at the lower of cost or fair value. Any initial losses at the time of foreclosure are charged against the allowance for loan losses with any subsequent losses or write-downs included in the consolidated statements of income as a component of other expenses.

PREMISES AND EQUIPMENT AND OTHER LONG-LIVED ASSETS—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization, computed by the straight-line method, are charged to operations over the properties’ estimated useful lives, which range from 25 to 50 years for buildings and 5 to 15 years for furniture and equipment or, in the case of leasehold improvements, the term of the lease if shorter. Maintenance and repairs are charged to operations in the year incurred. Gains and losses on dispositions are included in current operations.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. If the sum of the expected future cash flows is less than the stated amount of the asset, an impairment loss is recognized for the difference between the fair value of the asset and its carrying amount.

EMPLOYEE BENEFIT PLANS—During 2010 and 2009, there were no Company contributions to the Bank’s tax-qualified profit-sharing retirement plan, the Bank’s non-tax qualified profit-sharing supplemental executive retirement plan, and the Bank’s non-tax qualified and unfunded Salary Continuation Plan. In October 2009, the Company curtailed the Bank’s Salary Continuation Plan and froze all service benefits as of October 31, 2009. The projected benefit obligation will accrete to the retirement date of each of the 17 active participants at the discount rate set forth in the Plan and determined each year.

INCOME TAXES—Provisions for income taxes are based on amounts reported in the consolidated statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include changes in deferred income taxes. The Company uses the asset and liability method of accounting for income taxes pursuant to the accounting standard Income Taxes. Under this method, deferred tax assets and liabilities are recognized based upon the expected future tax consequences of existing temporary differences between the financial reporting and the tax reporting basis of assets and liabilities using enacted statutory tax rates. (Valuation allowances are recorded to reduce net deferred tax assets when it is more likely than not that a tax benefit will not be realized.) The realization of net deferred tax assets is dependent upon the generation of sufficient taxable income; the availability of prior year carry back of taxes previously paid; or the previous implementation of tax strategies to increase the likelihood of realization.

The Company has adopted the provisions of Income Taxes relative to uncertain tax positions. It is the Company’s policy to recognize interest and penalties associated with uncertain tax positions as components of other expenses in the income statement; however, if interest becomes a material amount, it would be reclassified as interest expense.

PER SHARE AMOUNTS—Per share amounts are computed using both the weighted average number of shares outstanding of common stock for the purposes of computing basic earnings per share and the weighted average number of shares outstanding of common stock plus dilutive common stock equivalents for the purpose of computing diluted earnings per share.

STOCK-BASED COMPENSATION—The Company complies with the accounting standard Stock Compensation to account for share-based compensation to employees, recognizing in the income statement the grant-date fair value of stock options and other equity-based compensation. The Company plan stipulates that option prices are established at market value on the grant date. Options generally vest and become exercisable over a five year period at the rate of 20%, beginning one year from the date of the grant.

NEW ACCOUNTING STANDARDS—In January 2010, the Financial Accounting Standards Board (“FASB”) issued an update to the accounting standards for the presentation on fair value disclosures. The new guidance requires disclosures about inputs and valuation techniques for Level 2 and 3 fair value measurements, clarifies two existing disclosure requirements and requires two new disclosures as follows: (1) a “gross” presentation of activities (purchases, sales, and settlements) within the Level 3 rollforward reconciliation, which will replace the “net” presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements. This guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods within those years. The Company adopted the fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 rollforward information which is not required to be adopted by the Company until January 1, 2011.

In July 2010, the FASB issued an update to the accounting standards governing the disclosures associated with credit quality and the allowance for loan losses. This new guidance requires additional disclosures related to the allowance for loan losses with the objective of providing financial statement users with greater transparency about an entity’s loan loss reserves and overall credit quality. Additional disclosures include showing on a disaggregated basis the aging of receivables, credit quality indicators, and troubled debt restructures with their effect on the allowance for loan losses. In January 2011, the FASB issued a deferral of the effective date for troubled debt disclosures included in this update for public companies, with an anticipated effective date for interim and annual reporting periods ending after June 15, 2011. The remaining disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of this standard did not have a material impact on the Company’s financial position and results of operations; however, it has increased the amount of disclosures in the notes to the consolidated financial statements.

In the third quarter of 2010, the SEC amended its rules and forms to reflect the provision of the Dodd-Frank Wall Street Reform and Consumer Protection Act that permanently exempts non-accelerated filers from the requirement of Section 404 (b) of the Sarbanes-Oxley Act to include in annual reports filed with the SEC the auditor’s attestation report on management’s assessment of internal control over financial reporting. This rule was effective September 21, 2010, and the Company’s 2010 annual reporting is subject to the exemption.

2. REGULATORY MATTERS AND GOING CONCERN CONSIDERATIONS

Regulatory Actions

The Company reported on Form 8-K filed with the SEC on September 4, 2009, that the Bank entered into a Stipulation and Consent (“Consent”) to the issuance of an Order to Cease and Desist (“Order”) by the Federal Deposit Insurance Corporation (“FDIC”) and the North Carolina Commissioner of Banks (“The Commissioner”). Based on the Company’s Consent, the FDIC and the Commissioner jointly issued the Order on August 27, 2009.

On November 11, 2009, the Company entered into a Memorandum of Understanding (“FRB Memorandum”) with the Federal Reserve Bank of Richmond (“FRB”).

The Order is a formal corrective action pursuant to which the Bank has agreed to address specific issues set forth below, through the adoption and implementation of procedures, plans and policies designed to enhance the safety and soundness of the Bank.

Among other things, the Order requires the Bank to:

•

Present a written capital plan to the FDIC and the Commissioner by which the Bank would achieve a Tier 1 Leverage Capital Ratio of not less than 8 percent and Total Risk-Based Capital Ratio of not less than 12 percent during the life of the Order;

•	Formulate a plan to improve the Bank’s earnings and evaluate the plan quarterly;

•	Formulate and implement a plan to reduce the Bank’s risk exposure in assets classified “Substandard or Doubtful”;

•	Reduce the real estate credit concentrations in the Bank’s loan portfolio;

•	Develop a plan to improve the Bank’s liquidity; monitor contingent funding needs and improve asset liability management, and review and revise the plan on a quarterly basis;

•	Not pay cash dividends without the prior written consent of the FDIC and the Commissioner;

•	Neither renew, roll-over nor increase the amount of brokered deposits above the amount outstanding at the date of the Order.

The FRB Memorandum requires the Company to obtain FRB approval before paying dividends, taking dividends from its Bank, incurring debt or purchasing/redeeming Company stock. The FRB Memorandum requires the submission of a capital plan to maintain adequate capital on a consolidated basis and at the Bank. The Company must furnish periodic progress reports to the FRB regarding its compliance with the FRB Memorandum. The FRB Memorandum will remain in effect until modified or terminated by the FRB.

The Bank reports regularly to its regulators on matters of compliance with the Order, and the progress made to comply with the Order. The Company believes it is in substantial compliance with all matters except the earnings and capital requirements, and continued issues with asset quality.

Going Concern Considerations

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. However, the events and circumstances described herein create a substantial doubt about the Company’s ability to continue as a going concern.

The Bank has not achieved the required capital levels mandated by the Order. To date the Bank’s capital preservation activities have included balance sheet restructuring that has included curtailed lending activity; surrendering bank owned life insurance policies; reorganizing the securities portfolio to minimize the risk and related capital requirements; reducing salaries and certain other noninterest expenses; and curtailing the SERP pension obligation to reduce future expenses. The Company has engaged external advisors and has pursued various capital enhancing transactions and strategies throughout 2009 and 2010. The operating loss for the year ended December 31, 2010 and the continuing level of problem loans have further eroded capital levels from December 31, 2009. There can be no assurance that any capital raising activities or other measures will allow the Bank to meet the capital levels required in the Order. Banking regulators classify a bank as “critically undercapitalized” if it fails to meet a 2% capital leverage ratio. Under “prompt corrective action”, a critically undercapitalized bank must be placed in conservatorship or receivership within 90 days of such determinations unless the FDIC and appropriate regulators determine that other action would protect the deposit insurance fund. Non-compliance with the capital requirements of the Order and the continued erosion of capital in the year ended December 31, 2010 may cause the Bank to be subject to further enforcement actions by the FDIC or the Commissioner, including potential regulatory receivership.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Capital Matters

The Order, as set forth above, requires the Bank to achieve and maintain Tier 1 Leverage Capital Ratio of not less than 8 percent and a Total Risk-Based Capital of not less than 12 percent for the life of the Order.

The minimum capital requirements to be characterized as “well capitalized” and “adequately capitalized,” as defined by regulatory guidelines, and the Company’s actual capital ratios on a consolidated and Bank-only basis were as follows as of December 31, 2010:

	Actual		Minimum Regulatory Requirement
	Consolidated	Bank	Adequately Capitalized	Well Capitalized	Pursuant to Order
Leverage capital	2.83%	2.69%	4.00%	5.00%	8.00%
Risk-based capital:
Tier 1 capital	4.41%	4.21%	4.00%	6.00%	8.00%
Total capital	5.71%	5.51%	8.00%	10.00%	12.00%

3. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses and fair values of investment securities at December 31, 2010 and 2009 are as follows:

(Table in thousands)
	Amortized Cost	Gross Unrealized		Fair Value
Type and Contractual Maturity		Gains	Losses
AVAILABLE FOR SALE
At December 31, 2010:
U. S. Government agencies due:
After 5 years but within 10 years	$41,985	$—	$1,310	$40,675
After 10 years	19,076	123	378	18,821

Total U.S. Government agencies	61,061	123	1,688	59,496

State and local due:
After 5 years but within 10 years	1,265	—	48	1,217
After 10 years	4,165	—	124	4,041

Total state and local	5,430	—	172	5,258

Government agency and other mortgage-backed securities due:
After 10 years	187,741	692	1,622	186,811

Total mortgage-backed securities	187,741	692	1,622	186,811

Others* due:
After 5 years but within 10 years	3,500	39	—	3,539

Total others	3,500	39	—	3,539

Total available for sale	$257,732	$854	$3,482	$255,104

*	Others include corporate bonds

Sales and calls of securities available for sale for the year ended December 31, 2010 resulted in proceeds of $253.7 million, $2.6 million in realized gains and $176 thousand in realized losses. There were no sales or calls of securities held to maturity in 2010.

As of December 31, 2010, accumulated other comprehensive losses, net of deferred income taxes, included unrealized net losses of $2.6 million, net of deferred income tax benefit of $1.1 million, related to securities available for sale.

(Table in thousands)
	Amortized Cost	Gross Unrealized		Fair Value
Type and Contractual Maturity		Gains	Losses
AVAILABLE FOR SALE
At December 31, 2009:
U. S. Government agencies due:
Within 1 year	$1,539	$9	$—	$1,548
After 1 year but within 5 years	38,172	—	1,434	36,738
After 5 years but within 10 years	4,000	—	235	3,765

Total U.S. Government agencies	43,711	9	1,669	42,051

Government agency and other mortgage-backed securities due:
After 10 years	150,738	192	3,099	147,831

Total mortgage-backed securities	150,738	192	3,099	147,831

Others*:
Equity securities	853	186	—	1,039

Total others	853	186	—	1,039

Total available for sale	$195,302	$387	$4,768	$190,921

*	Others include investments in common stocks, preferred stocks and mutual funds.

Sales and calls of securities available for sale for the year ended December 31, 2009 resulted in proceeds of $190.6 million, $957 thousand realized gains and $541 thousand realized losses. Calls of securities held to maturity resulted in no gains or losses in 2009. The amortized cost of certain equity securities were written down $582 thousand in 2009, and certain debt securities were written down $414 thousand in 2009, for credit related declines in value deemed to be other than temporary, resulting in a charge to earnings. At December 31, 2009, the Company only had one security held on which previous other than temporary impairment was taken in the amount of $288 thousand.

As of December 31, 2009, accumulated other comprehensive losses, net of deferred income taxes, included unrealized net losses of $4.4 million, net of deferred income tax benefit of $1.8 million, related to securities available for sale.

The following is the amortized cost and fair value of other investment securities:

(Table in thousands)
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
December 31, 2010
Federal Home Loan Bank stock	$3,565	$—	$—	$3,565

December 31, 2009
Federal Home Loan Bank stock	$3,914	$—	$—	$3,914

The Company has determined that the investment in Federal Home Loan Bank stock of $3.6 million is not other than temporarily impaired as of December 31, 2010 and ultimate recoverability of the par value of these investments is probable. The Company is required to pledge securities for public deposits and Federal Home Loan Bank advances. These pledged requirements were approximately $60.0 million at December 31, 2010.

Securities with unrealized losses at December 31, 2010 and 2009 not recognized in income, all of which have been in a loss position less than 12 months were as follows:

(Table in thousands)
	December 31, 2010		December 31, 2009
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Less than 12 months:
U.S. Government agencies	$54,697	$1,688	$40,503	$1,669
State and Local	5,257	172	—	—
Government agency and other mortgage-backed securities	116,940	1,622	124,311	3,099

Total temporarily impaired	$176,894	$3,482	$164,814	$4,768

Securities in an unrealized loss position at December 31, 2010 and 2009, were 31 and 19 individual securities, respectively.

Declines in the fair value of available-for-sale securities that are deemed to be other-than-temporarily impaired are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of unrealized loss.

Unrealized losses on securities have not been recognized in income because management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to decreases in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market interest rates decline. Furthermore, it is not likely that the Company will have to sell any impaired securities before a recovery of the amortized cost.

4. LOANS

Loans are made primarily to customers in the Company’s market areas. Loans at December 31, 2010 and 2009, classified by segment, are as follows:

(Table in thousands)	2010	2009
Real estate—construction	$26,920	$59,701
Real estate—mortgage, commercial	413,761	511,771
Commercial and industrial	69,334	143,011
Consumer	52,443	61,186

	562,458	775,669
Deferred origination fees, net	(334)	(650)

Total	$562,124	$775,019

Nonperforming assets at December 31, 2010 and 2009 are as follows:

(Table in thousands)	2010	2009
Nonaccrual loans	$40,577	$36,542
Restructured loans—nonaccrual	21,692	16,598

Total nonperforming loans	62,269	53,140
Foreclosed properties	11,605	13,235

Total nonperforming assets	$73,874	$66,375

Loans 90 days or more and still accruing interest	$7,466	$1,195

Impaired loans with related loan loss allowance	$50,081	$28,822
Impaired loans without related loan loss allowance	7,919	10,090

Total investment in impaired loans	$58,000	$38,912

Loan loss allowance related to impaired loans	$11,563	$7,715

Average recorded balance of impaired loans	$48,456	$34,025

If interest from nonaccrual loans had been recognized in accordance with the original terms of the loans, interest income would have been approximately $3.5 million in 2010 and $2.8 million in 2009, respectively. Interest income recognized on nonaccrual loans for 2010 and 2009 was immaterial in each period.

Changes in foreclosed properties for years ended December 31, 2010 and 2009 are as follows:

(Table in thousands)	2010	2009
Balance at beginning of year	$13,235	$6,805
Additions	16,379	21,977
Proceeds from sale	(12,416)	(7,731)
Write-downs and net loss on sale	(5,593)	(7,816)

Balance at end of year	$11,605	$13,235

Directors and officers of the Company and companies with which they are affiliated are customers of and borrowers from the Bank in the ordinary course of business. At December 31, 2010 and 2009, directors’ and principal officers’ direct and indirect indebtedness to the Bank was an aggregate amount of $4.3 million and $4.7 million, respectively. During 2010, additions to such loans were $0.9 million and repayments totaled $1.3 million. In the opinion of management, these loans do not involve more than normal risk of collectibility, nor do they present other unfavorable features.

5. ALLOWANCE FOR LOAN LOSSES

The Bank lends primarily in North Carolina. As of December 31, 2010, a substantial majority of the principal amount of the loans in its portfolio was to businesses and individuals in North Carolina. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. The risks created by this concentration have been considered by management in the determination of the allowance for loan losses. Management believes the allowance for loan losses is a reasonable estimation of the probable losses incurred on loans at each balance sheet date.

Changes in the allowance for loan losses for the years ended December 31, 2010 and 2009 are as follows:

(Table in thousands)	2010	2009
Balance at beginning of year	$27,837	$24,806
Provision for loan losses	30,832	28,733
Loans charged off	(33,379)	(28,729)
Recoveries on loans previously charged off	2,983	3,027

Balance at end of year	$28,273	$27,837

Allowance as a percentage of loans	5.03%	3.59%

The credit quality indicator presented for all segments (except Consumer) within the loan portfolio is a widely-used and standard system representing the degree of risk of nonpayment. The risk-grade categories presented in the following table are:

Pass—Loans categorized as Pass are higher quality loans that have adequate sources of repayment and little risk of collection.

Special Mention—A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard—A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of Substandard loans, does not have to exist in individual assets classified Substandard.

Impaired—A loan is graded Impaired when it is probable that the loan will not be collected in accordance with its terms. All Impaired loans are placed on nonaccrual and evaluated quarterly for the appropriate level of impairment.

Loans categorized as Special Mention are considered Criticized. Loans categorized as Substandard or Impaired are considered Classified.

The following table presents loan balances by credit quality indicator as of December 31, 2010:

(Table in thousands)	Pass (Ratings 1-4)	Special Mention (Rating 5)	Substandard (Rating 6-8)
				Impaired	Total
Real estate—
Construction	$4,948	$3,085	$2,213	$16,674	$26,920
Mortgage	234,742	75,264	66,034	37,721	413,761
Commercial and industrial	46,728	8,229	10,772	3,605	69,334
Consumer	48,486	2,114	1,843	—	52,443

Total	$334,904	$88,692	$80,862	$58,000	$562,458

The following table presents ALLL activity by portfolio segment for the year ended December 31, 2010:

(Table in thousands)		Real Estate Mortgage, Commercial
	Real Estate Construction		Commercial and Industrial	Consumer	Total (1)
Allowance for loan losses:
Balance at January 1, 2010	$5,391	$18,540	$3,304	$602	$27,837
Charge-offs	(7,333)	(16,836)	(8,481)	(729)	(33,379)
Recoveries	503	999	1,375	106	2,983
Provision	5,101	16,825	7,016	520	29,462
Unallocated	—	—	—	—	1,370

Balance at December 31, 2010	$3,662	$19,528	$3,214	$499	$28,273

(1)	Total includes $390 thousand unallocated at December 31, 2009.

The following table presents loans on nonaccrual status by loan segment at December 31, 2010:

(Table in thousands)
Real estate—construction	$17,785
Real estate—mortgage, commercial	40,504
Commercial and industrial	3,797
Consumer	183

Total	$62,269

The following table presents an aging analysis of loans as of December 31, 2010:

(Table in thousands)		Real Estate Mortgage, Commercial
	Real Estate Construction		Commercial and Industrial	Consumer	Total
Past Due:
1-29 Days	$1,052	$44,119	$9,057	$3,815	$58,043
30-89 Days	—	20,529	1,240	548	22,317
90 or More Days	—	6,842	624	—	7,466

Total Past Due	1,052	71,490	10,921	4,363	87,826

Current	8,083	301,767	54,616	47,897	412,363
Nonaccrual	17,785	40,504	3,797	183	62,269

Total Loans	$26,920	$413,761	$69,334	$52,443	$562,458

The following table presents impaired loan information as of December 31, 2010:

(Table in thousands)		Unpaid Principal Balance		Average
	Recorded Investment		Related Allowance	Recorded Investment
With no related allowance recorded:
Real estate—construction	$1,409	$2,089	$—	$2,438
Real estate—mortgage, commercial	5,889	7,184	—	6,723
Commercial and industrial	621	768	—	681

Total	$7,919	$10,041	$—	$9,842

With an allowance recorded:
Real estate—construction	$15,265	$16,121	$3,175	$12,609
Real estate—mortgage, commercial	31,832	32,621	7,079	23,848
Commercial and industrial	2,984	3,221	1,309	2,157

Total	$50,081	$51,963	$11,563	$38,614

Total:
Real estate—construction	$16,674	$18,210	$3,175	$15,047
Real estate—mortgage, commercial	37,721	39,805	7,079	30,571
Commercial and industrial	3,605	3,989	1,309	2,838

Total	$58,000	$62,004	$11,563	$48,456

6. PREMISES AND EQUIPMENT

Summaries of premises and equipment at December 31, 2010 and 2009 are as follows:

(Table in thousands)	Cost	Accumulated Depreciation	Premises and Equipment, Net
At December 31, 2010:
Land	$3,697	$—	$3,697
Buildings	12,008	5,108	6,900
Leasehold improvements	690	417	273
Furniture and equipment	15,952	14,329	1,623
Capitalized leases	1,959	786	1,173

Total	$34,306	$20,640	$13,666

Included in buildings are assets with a carrying value of $2.6 million that are currently held for sale for which the Company has taken impairment charges of $1.5 million.

(Table in thousands)	Cost	Accumulated Depreciation	Premises and Equipment, Net
At December 31, 2009:
Land	$3,706	$—	$3,706
Buildings	12,514	4,833	7,681
Leasehold improvements	690	366	324
Furniture, equipment and vehicles	15,924	13,471	2,453
Capitalized leases	1,959	567	1,392

Total	$34,793	$19,237	$15,556

7. INCOME TAXES

The Company has determined that sufficient evidence to support the future realization of deferred tax assets is not determinable, and a valuation reserve is established to offset net deferred tax assets. As a result, any change in deferred tax assets will be offset by changes in the valuation reserve ($10.7 million in 2010 and $3.3 million in 2009), and the Company will not record tax expense or tax benefit (except for legislative changes) until positive operating results utilize all existing tax loss carryforwards and supports the partial or full reinstatement of the deferred tax assets.

The passage of the Worker, Homeownership and Business Assistance Act of 2009 (the Act) in November 2009 provided that small companies who had not received TARP could carryback tax losses from 2008 or 2009 to previously closed years extending to 2003. As a result, the Company was able to carryback 2009 partial tax losses and recover approximately $5.8 million which is reflected in 2009 as a current benefit in the Consolidated Financial Statements. There are no additional loss carrybacks available.

The Company has approximately $25.7 million federal tax loss carryforwards expiring in years through 2031 and $46.1 million state tax loss carryforwards expiring in years through 2025.

The components of income tax expense (benefit) for the years ended December 31, 2010 and 2009 follow.

(Table in thousands)	2010	2009
Income tax expense (benefit)
Current	$(790)	$(5,800)
Deferred	—	—

Total	$(790)	$(5,800)

Changes in deferred taxes of approximately $786 thousand and $2.1 million related to unrealized gains and losses on securities available for sale during 2010 and 2009, respectively, were allocated to other comprehensive income in the respective years.

Reconciliations of reported income tax expense for the years ended December 31, 2010 and 2009 to the amount of tax expense (benefit) computed by multiplying income before income taxes by the statutory federal income tax rate follows.

(Table dollars in thousands)	2010	2009
Statutory federal income tax rate	35%	35%
Tax expense (benefit) at statutory rate	$(8,559)	$(10,997)
Increase (decrease) in income taxes resulting from:
Redemption of investment in BOLI	—	1,711
Deferred tax asset valuation allowance	10,702	3,284
Other, net	(2,933)	202

Income tax expense (benefit)	$(790)	$(5,800)

The tax effect of the cumulative temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities at December 31, 2010 and 2009 are as follows:

(Table in thousands)	December 31, 2010
	Assets	Liabilities	Total
Excess book over tax bad debt expense	$10,822	$—	$10,822
Deferred compensation	634	—	634
Operating loss and capital carryforwards	13,061	—	13,061
Other real estate writedowns	1,437	—	1,437
Other, net	1,613	(581)	1,032
Deferred tax asset valuation allowance	(26,986)	—	(26,986)
Unrealized losses on securities available for sale	1,051	—	1,051

Total	$1,632	$(581)	$1,051

(Table in thousands)	December 31, 2009
	Assets	Liabilities	Total
Excess book over tax bad debt expense	$10,520	$—	$10,520
Deferred compensation	792	—	792
Excess tax over book loan income	969	—	969
Operating loss and capital carryforwards	2,601	—	2,601
Other real estate writedowns	2,237	—	2,237
Other, net	260	(1,095)	(835)
Deferred tax asset valuation allowance	(16,284)	—	(16,284)
Unrealized losses on securities available for sale	1,836	—	1,836

Total	$2,931	$(1,095)	$1,836

8. STOCK OPTIONS

At December 31, 2010 and 2009, 20,486 and 50,327 shares of common stock, respectively, were reserved for stock options outstanding under the Company’s stock option plans. Shares available for grants under the Company’s stock option plans were 749,500 shares at December 31, 2010. Option prices are established at market value on the dates granted by the Board of Directors.

A summary of the status of the Company’s incentive stock option plans at December 31, 2010 and 2009 and changes during the years then ended are presented below:

	2010		2009
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	50,327	$10.46	90,612	$11.00
Expired, forfeited or canceled	29,841	11.80	40,285	11.68

Outstanding at end of year	20,486	$8.52	50,327	$10.46

Options exercisable at end of year	19,786	$8.30	44,902	$10.60

Options granted become exercisable in accordance with the vesting schedule specified by the Board of Directors in the grant. In general, options become exercisable over a five-year period at the rate of 20% per year beginning one-year from the date of grant. The exercise price of all outstanding stock options substantially exceeds the market value of Company common stock for all 2010 and 2009 periods.

9. LEASES

LESSEE - CAPITALIZED - The Company’s subsidiaries lease certain premises under capitalized lease agreements. Leases that meet the criteria for capitalization are recorded as assets and the related obligations are included in other liabilities on the accompanying balance sheets. Amortization of property under capital lease is included in depreciation expense. Included in premises and equipment as of December 31, 2010 is $2.0 million as the capitalized cost of these leases and accumulated amortization of approximately $786 thousand.

As of December 31, 2010, future minimum lease payments under noncancelable capitalized leases are as follows:

(Table in thousands)

Year	Payments
2011	$444
2012	442
2013	357
2014	314
2015	314
2016 and thereafter	1,141

Total minimum lease payments	3,012
Less amount representing interest	(1,528)

Present value of net minimum lease payments	$1,484

LESSEE - OPERATING - The Company’s subsidiaries lease certain premises and equipment under operating lease agreements. As of December 31, 2010, future minimum lease payments under noncancelable operating leases are as follows:

(Table in thousands)

Year	Payments
2011	$95
2012	60

Total	$155

Rental expense charged to operations under all operating lease agreements was approximately $101 thousand and $249 thousand for the years ended December 31, 2010 and 2009, respectively.

10. OVERNIGHT AND SHORT-TERM BORROWED FUNDS

Short-term borrowed funds are summarized as follows:

(Table in thousands)	December 31,
	2010	2009
Short-term borrowings
Bank of Granite:
Short-term borrowings from the Federal Home Loan Bank	$18,000	$20,000

Total short-term borrowings	$18,000	$20,000

A summary of selected data related to overnight and short-term borrowed funds follows:

Overnight borrowings

	December 31,
(Table dollars in thousands)	2010	2009
Balance outstanding at end of year	$—	$—
Maximum outstanding at any month-end during the year	—	16,278
Average daily balance outstanding during the year	—	11,240
Average interest rate during the year	N/A	1.09%
Average interest rate at end of year	N/A	N/A

Short-term borrowings

	December 31,
(Table dollars in thousands)	2010	2009
Balance outstanding at end of year	$18,000	$20,000
Maximum outstanding at any month-end during the year	28,000	46,059
Average daily balance outstanding during the year	23,603	21,628
Average interest rate during the year	2.34%	3.17%
Average interest rate at end of year	2.35%	2.62%

11. LONG-TERM BORROWINGS

Long-term borrowings are summarized as follows:

	December 31,
(Table in thousands)	2010	2009
Bank of Granite:
Federal Home Loan Bank convertible advance at 5.22% due March 9, 2011 callable on or after March 9, 2006	$—	$3,000
Federal Home Loan Bank fixed rate credit at 1.88% due January 31, 2011	—	5,000
Federal Home Loan Bank fixed rate credit at 3.79% due May 31, 2011	—	1,000
Federal Home Loan Bank fixed rate credit at 2.18% due July 29, 2011	—	5,000
Federal Home Loan Bank fixed rate credit at 2.41% due January 30, 2012	5,000	5,000
Federal Home Loan Bank fixed rate credit at 4.04% due May 30, 2012	1,000	1,000

Total long-term borrowings	$6,000	$20,000

12. MATURITIES OF TIME DEPOSITS

Principal maturities of the Bank’s time deposits as of December 31, 2010 are as follows:

(Table in thousands)

Year	Maturities
2011	$376,564
2012	31,922
2013	13,743
2014	18,617
2015	34

Total	$440,880

13. BASIC EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Basic EPS excludes the dilutive effect that could occur if any securities or other contracts to issue common stock were exercised or converted into or resulted in the issuance of common stock.

(Table in thousands except per share data)	2010	2009
BASIC LOSS PER SHARE
Net loss	$(23,664)	$(25,620)

Divide by: Weighted average shares outstanding	15,454	15,454

Basic loss per share	$(1.53)	$(1.66)

There is no dilution of earnings per share for any period as all outstanding stock option exercise prices are substantially in excess of market and are anti-dilutive.

14. REGULATION AND REGULATORY RESTRICTIONS

The Company is regulated by the Board of Governors of the Federal Reserve System (“FRB”) and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the Federal Deposit Insurance Corporation (“FDIC”), the North Carolina State Banking Commission and the FRB.

The minimum capital requirements to be characterized as “well capitalized” and “adequately capitalized,” as defined by regulatory guidelines, and the Company’s actual capital ratios on a consolidated and Bank-only basis were as follows as of December 31, 2010:

Consolidated	Actual	Adequately Capitalized	Well Capitalized
As of December 31, 2010
Tier I capital to average assets	2.83%	4.00%	5.00%
Tier I capital to risk weighted assets	4.41%	4.00%	6.00%
Total capital to risk weighted assets	5.71%	8.00%	10.00%
As of December 31, 2009
Tier I capital to average assets	4.84%	4.00%	5.00%
Tier I capital to risk weighted assets	6.44%	4.00%	6.00%
Total capital to risk weighted assets	7.73%	8.00%	10.00%

Bank Only	Actual	Adequately Capitalized	Well Capitalized
As of December 31, 2010
Tier I capital to average assets	2.69%	4.00%	5.00%
Tier I capital to risk weighted assets	4.21%	4.00%	6.00%
Total capital to risk weighted assets	5.51%	8.00%	10.00%
As of December 31, 2009
Tier I capital to average assets	4.66%	4.00%	5.00%
Tier I capital to risk weighted assets	6.19%	4.00%	6.00%
Total capital to risk weighted assets	7.48%	8.00%	10.00%

See Note 2, “Regulatory Matters and Going Concern Considerations” for further discussion on regulatory capital matters.

15. FAIR VALUE MEASUREMENTS AND DISCLOSURES

Investment Securities Available for Sale

A significant portion of the Company’s available for sale investment portfolio is government guaranteed, and the fair value measurements were estimated using independent pricing sources that were determined to be Level 2 measurements, Significant Other Observable Inputs, for the U.S. Government agencies, mortgage-backed and a portion of the equity securities. The remaining equity securities were Level 1 measurements from quoted prices in active markets. Unrealized gains and losses on securities available for sale are reflected in accumulated other comprehensive income and recognized gains and losses are reported as securities gains and losses in noninterest income.

The following table reflects investment securities available for sale measured at fair value on a recurring basis at December 31, 2010 and 2009:

		Fair Value Measurements at Reporting Date Using
(Table in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010
U.S. Government agencies	$59,496	$—	$59,496	$—
State and local	5,258		5,258
GNMA Mortgage-backed securities	186,811	—	186,811	—
Corporate bonds	3,539	—	3,539	—

Total investment securities available for sale	$255,104	$—	$255,104	$—

December 31, 2009
U.S. Government agencies	$42,051	$—	$42,051	$—
GNMA Mortgage-backed securities	147,831	—	147,831	—
Equities	1,039	1,039	—	—

Total investment securities available for sale	$190,921	$1,039	$189,882	$—

Impaired Loans

The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2010, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with accounting standards for fair value measurements and disclosures, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Company records the impaired loan as nonrecurring Level 2. When appraised values are used, or management determines the fair value of the collateral is impaired below the appraised value, the Company records the impaired loan as nonrecurring Level 3. At December 31, 2010, all impaired loan values were determined to be Level 3 measurements.

Other Real Estate Owned

Other real estate owned by the Bank resulting from foreclosures is estimated at the fair value of the collateral based on a current appraised value or other management estimate and is recorded as nonrecurring Level 3. At December 31, 2010, the fair value measurements for other real estate were determined to be Level 3 measurements.

The following table reflects certain loans and other real estate measured at fair value on a nonrecurring basis at December 31, 2010 and 2009:

		Fair Value Measurements at Reporting Date Using
(Table in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010
Impaired loans (1)	$45,705	$—	$—	$45,705
Other real estate owned	11,605	—	—	11,605

Total assets	$57,310	$—	$—	$57,310

December 31, 2009
Impaired loans (1)	$26,788	$—	$—	$26,788
Other real estate owned	13,235	—	—	13,235

Total assets	$40,023	$—	$—	$40,023

(1)	Net of reserves and loans carried at cost.

16. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

Condensed financial data for Bank of Granite Corporation (parent company only) follows:

	December 31,
	2010	2009
Condensed Balance Sheets
(In thousands)
Assets:
Cash and cash equivalents	$543	$343
Investment in subsidiary bank at equity	23,201	45,151
Investment in subsidiary mortgage bank at equity	108	1,592
Other	538	—

Total	$24,390	$47,086

Liabilities and Stockholders’ Equity:
Stockholders’ equity	$24,390	$47,086

Total	$24,390	$47,086

	For the Years Ended December 31,
	2010	2009
Condensed Results of Operations
(In thousands)
Equity in loss of subsidiary bank:
Loss retained	$(23,418)	$(22,948)
Equity in loss of subsidiary mortgage bank:
Dividends	1,374	2,953
Loss retained	(1,483)	(5,073)
Income (expenses), net	(137)	(552)

Net loss	$(23,664)	$(25,620)

	For the Years Ended December 31,
	2010	2009
Condensed Cash Flow
(In thousands)
Cash flows from operating activities:
Net loss	$(23,664)	$(25,620)

Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Equity in losses of subsidiaries	24,402	25,068
Stock-based compensation expense	—	5
Premium amortization and discount accretion, net	—	(1)
Gains on sales or calls of securities available for sale	—	(174)
Impairment losses on securities	—	478
Decrease in accrued interest receivable	—	32
Increase in other assets	(538)	—
Decrease in other liabilities	—	(4)

Net cash provided (used) by operating activities	200	(216)

Cash flows from investing activities:
Proceeds from sales of securities available for sale	—	2,348

Net cash provided by investing activities	—	2,348

Cash flows from financing activities:
Net decrease in overnight and short-term borrowings	—	(15,169)

Net cash used by financing activities	—	(15,169)

Net increase (decrease) in cash	200	(13,037)
Cash at beginning of year	343	13,380

Cash at end of year	$543	$343

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$—	$139
Noncash investing and financing activities:
In-kind dividend from subsidiary mortgage bank	500	2,953

17. COMMITMENTS AND CONTINGENCIES

The Company’s subsidiaries are parties to financial instruments in the ordinary course of business. The Bank routinely enters into commitments to extend credit and issues standby letters of credit in order to meet the financing needs of its customers.

	December 31,
(Table in thousands)	2010	2009
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$77,268	$106,122
Standby letters of credit	1,262	2,967

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts outstanding do not necessarily represent future cash requirements. Standby letters of credit represent conditional commitments issued by the Bank to assure the performance of a customer to a third party.

The Bank’s exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Bank uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer’s creditworthiness is evaluated on an individual case-by-case basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral held varies, but may include marketable securities, deposits, property, plant and equipment, investment assets, inventories and accounts receivable. Management does not anticipate any significant losses as a result of these financial instruments.

Legal Proceedings

The nature of the businesses of the Company’s subsidiaries ordinarily results in a certain amount of litigation. The Company’s subsidiaries are involved in various legal proceedings, all of which are considered incidental to the normal conduct of business. Management believes that the liabilities, if any, arising from these proceedings will not have a material adverse effect on the consolidated financial position or consolidated results of operations of the Company.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate the value, is based upon the characteristics of the instruments and relevant market information. Financial instruments include cash, evidence of ownership in an entity or contracts that convey or impose on an entity the contractual right or obligation to either receive or deliver cash for another financial instrument. These fair value estimates are made at December 31, based on relevant market information and information about the financial instruments. Fair value estimates are intended to represent the price for which an asset could be sold or liability could be settled. However, given there is no active market or observable market transactions for many of the Company’s financial instruments, it has made estimates of many of these fair values which are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimated values. The fair value estimates are determined in accordance with the accounting standards for Fair Value Measurements and Disclosures.

(Table in thousands)	December 31, 2010		December 31, 2009
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and cash equivalents	$47,224	$47,224	$73,374	$73,374
Investment securities	255,104	255,104	190,921	190,921
Bank owned life insurance	4,320	4,320	4,106	4,106
Loans (1)	533,851	536,000	747,182	752,000
Market risk/liquidity adjustment	—	(30,000)	—	(40,000)
Net loans	533,851	506,000	747,182	712,000
Liabilities:
Demand deposits	381,427	381,427	430,045	430,045
Time deposits	440,880	441,000	536,560	539,000
Short-term borrowings	18,000	18,000	20,000	20,000
Long-term borrowings	6,000	6,000	20,000	21,000

(1)	Loan fair values are based on a hypothetical exit price, which does not represent the estimated intrinsic value of the loan if held for investment. The assumptions used are expected to approximate those that a market participant purchasing the loans would use to value the loans, including a market risk premium and liquidity discount.

Estimating the fair value of the loan portfolio when loan sales and trading markets are illiquid, are for certain loan types, or are nonexistent, requires significant judgment. Therefore, the estimated fair value can vary significantly depending on a market participant’s ultimate considerations and assumptions. The final value yields a market participant’s expected return on investment that is indicative of the current distressed market conditions, but it does not take into consideration the Company’s estimated value from continuing to hold these loans or its lack of willingness to transact at these estimated values.

The Company estimated fair value based on estimated future cash flows discounted at current origination rates for loans with similar terms and credit quality. The estimated values in 2010 are a function of higher credit spreads, partially offset by lower risk-free interest rates. However, the values derived from origination rates at the end of 2010 likely do not represent exit prices due to the distressed market conditions; therefore, incremental market risks and liquidity discounts ranging from 3% to 25%, depending on the nature of the loans, were subtracted to reflect the illiquid and distressed market conditions as of December 31, 2010. The discounted value is a function of a market participant’s required yield in the current environment and is not a reflection of the expected cumulative losses on the loans.

The book values of cash and due from banks, interest-bearing deposits, accrued interest receivable, short-term borrowings, accrued interest payable and other liabilities are considered to be equal to fair values as a result of the short-term nature of these items. The fair values of investment securities are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The fair value of time deposits, other borrowings, commitments and guarantees is estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current entry-value interest rates applicable to each category of such financial instruments.

Demand deposits are shown at their face value.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated

April 26, 2011

by and among

FNB UNITED CORP.,

GAMMA MERGER CORPORATION

and

BANK OF GRANITE CORPORATION

-i-

EXHIBITS

Exhibit A	Form of Amended and Restated Certificate of Incorporation

Exhibit B	Form of Amended and Restated Bylaws

-ii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated April 26, 2011 (this “Agreement”), is by and among FNB United Corp., a North Carolina corporation having its principal place of business at 150 South Fayetteville Street, Asheboro, North Carolina 27203 (“FNB”), Gamma Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of FNB (“Merger Sub”), and Bank of Granite Corporation, a Delaware corporation having its principal place of business at 23 North Main Street, Granite Falls, North Carolina 28630 (“Granite”). Certain capitalized terms used in this Agreement are defined in Section 1.01.

RECITALS

A. Proposed Transaction. The parties intend to effect a business combination through the merger of Merger Sub with and into Granite (the “Merger”) whereby each issued and outstanding share of Granite Stock not owned by FNB, Merger Sub or Granite or their respective subsidiaries shall be converted into 3.375 shares of FNB Common Stock. The respective boards of directors of FNB, Merger Sub and Granite have approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger.

B. Carlyle and Oak Hill Investment. In connection with the consummation of the Merger, FNB has agreed to issue and sell to each of Carlyle Financial Services Harbor, L.P. (“Carlyle”) and Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (together, “Oak Hill”), and Carlyle and Oak Hill have each agreed to purchase from FNB, 484,375,000 shares of FNB Common Stock at a price of $0.16 per share, for aggregate cash consideration from each of Carlyle and Oak Hill of $77,500,000 (a total of $155,000,000) (together, the “Primary Investments”), with the closing of such transactions to occur immediately prior to the Effective Time (the “Investment Closing”).

C. Other Private Placements. FNB intends to issue and sell shares of FNB Common Stock in one or more additional private placement transactions with other investors pursuant to agreements with such other investors, for an aggregate purchase price of $155,000,000 (the “Other Private Placements”), with the closing of such transactions to occur simultaneously with the Investment Closing.

D. TARP Exchange. The United States Department of Treasury (“Treasury”) holds (i) 51,500 shares of FNB’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $10.00 per share and liquidation amount $1,000 per share (the “TARP Preferred Stock”), and (ii) a warrant, dated February 13, 2009, to purchase 2,207,143 shares of FNB Common Stock at an exercise price of $3.50 per share (the “TARP Warrant”). Subject to the approval of the Treasury, pursuant to an exchange agreement to be executed by the Treasury and FNB, FNB intends to (i) exchange the TARP Preferred Stock for shares of FNB Common Stock having an aggregate value (valuing FNB Common Stock at $0.16 per share) of the sum of (1) 25% of the aggregate liquidation preference of the TARP Preferred Stock and (2) 100% of the amount of accrued and unpaid dividends on the TARP Preferred Stock as of the Effective Time, and (ii) amend the TARP Warrant to, among other things, reduce the exercise price thereof to $0.16 per share (collectively, the “TARP Exchange”), each to occur simultaneously with the Investment Closing.

E. Settlement of Subordinated Debt and FNB Bank Preferred Stock. CommunityONE Bank, National Association, a national banking association (“FNB Bank”) has $2,500,000 of subordinated debt outstanding and held by SunTrust Bank (the “Subordinated Debt”). SunTrust Bank also holds shares of nonvoting, nonconvertible, nonredeemable cumulative preferred stock of FNB Bank (the “FNB Bank Preferred Stock”) having an aggregate liquidation preference of $12,500,000. In connection with the consummation of the Merger, FNB Bank intends to settle the Subordinated Debt for cash in an amount equal to the sum of 25% of the principal amount thereof plus 100% of the unpaid and accrued interest thereon as of the Investment Closing, and to repurchase the FNB Bank Preferred Stock for cash in an amount equal to the sum of 25% of the aggregate liquidation preference thereof plus 100% of the unpaid and accrued dividends thereon as of the Investment Closing.

F. Warrant Offering. Following the Effective Time, but no earlier than January 1, 2012, FNB will distribute non-transferable warrants to the holders of record of FNB Common Stock as of the close of business on the Business Day immediately preceding the Effective Time, which warrants will give such stockholders the right to purchase one share of FNB Common Stock for every four shares of FNB Common Stock that is held as of the close of business on the Business Day immediately preceding the Effective Time at a price of $0.16 per share. These warrants will be exercisable for a period of 30 days after the later of the date of distribution of such warrants, or the effective date of a registration statement related to the warrant offering.

G. Intended Tax Treatment. The parties intend the Merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and intend for this Agreement to constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I — CERTAIN DEFINITIONS

Section 1.01 Certain Definitions.

The following terms are used in this Agreement with the meanings set forth below (such meaning to be equally applicable to both the singular and plural forms of the term defined):

“Acquisition Proposal” has the meaning set forth in Section 5.08(a).

“Action” has the meaning set forth in Section 4.02(f).

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person provided that no security holder of Granite shall be deemed to be an Affiliate of any other security holder or of Granite or any of the Granite Subsidiaries solely by reason of any investment in Granite; for purposes of this definition, “control” (including, with correlative meanings, the terms “controlling ,” “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such Person, whether through the ownership of voting securities by contract or otherwise.

“Agency” means the Federal Housing Administration, Freddie Mac, the Farmers Home Administration (now known as Rural Housing and Community Development Services), Fannie Mae, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other federal or state agency with authority to (i) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by Granite or (ii) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 8.02.

“ALLL” means allowance for loan and lease losses.

“Banking Department” means the North Carolina Commissioner of Banks.

“Book-Entry Share” has the meaning set forth in Section 3.01(a)(ii).

“BHC Act” means the Bank Holding Company Act of 1956, as amended, and the rules and regulations thereunder.

“Business Day” means any day other than (i) Saturday or Sunday or (ii) any other day on which banks in North Carolina are permitted or required to be closed.

“Capital Stock” means capital stock or other type of equity interest in (as applicable) a Person.

“Capitalization Date” has the meaning set forth in Section 4.02(c).

“Carlyle” has the meaning set forth in Recital B.

“Certificate of Merger” has the meaning set forth in Section 2.03.

“Certificates” has the meaning set forth in Section 3.01(a)(ii).

“Change in Recommendation” has the meaning set forth in Section 5.08(d).

“Claim” has the meaning set forth in Section 5.13(g).

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” means the date on which the Closing occurs.

“Code” has the meaning set forth in Recital G.

“Continuing Employees” has the meaning set forth in Section 5.13(a).

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) Section 302 or 4068(a) of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Covered Parties” has the meaning set forth in Section 5.13(h).

“DGCL” means the Delaware General Corporation Law.

“Disclosure Schedule” has the meaning set forth in Section 4.01.

“Effective Time” means the time on the Effective Time as provided for in Section 2.03.

“Environmental Laws” means all federal, state or local laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes into the environment.

“EPCRS” has the meaning set forth in Section 4.02(v)(iii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with Granite or FNB, as applicable, under Section 4001 of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.03(a).

“Exchange Fund” has the meaning set forth in Section 3.03(a).

“Exchange Ratio” has the meaning set forth in Section 3.01(a)(i).

“FDIA” means the Federal Deposit Insurance Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“FNB Articles” means the Articles of Incorporation of FNB, as amended.

“FNB Bank” has the meaning set forth in Recital E.

“FNB Bank Preferred Stock” has the meaning set forth in Recital E.

“FNB Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, severance, employment or consulting, change-in-control, fringe benefit, vacation, bonus, retention, incentive compensation, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, under which (A) any FNB Employee has any present or future right to benefits and which are contributed to, sponsored by or maintained by FNB or any of its Subsidiaries or (B) FNB or any of its Subsidiaries has had or has any present or future liability or obligation, contingent or otherwise.

“FNB Board” means the Board of Directors of FNB.

“FNB Bylaws” means the bylaws of FNB.

“FNB Common Stock” means the common stock, $2.50 par value, of FNB.

“FNB Employee” has the meaning set forth in Section 4.03(v).

“FNB Financial Statements” has the meaning set forth in Section 4.03(g).

“FNB Group Plans” has the meaning set forth in Section 5.13(a).

“FNB Insurance Policies” has the meaning set forth in Section 4.03(s).

“FNB Interim Financials” has the meaning set forth in Section 4.03(g).

“FNB IT Assets” has the meaning set forth in Section 4.03(u).

“FNB Material Contract” has the meaning set forth in Section 4.03(r).

“FNB Preferred Stock” means the preferred stock, $10.00 par value, of FNB.

“FNB Recommendation” has the meaning set forth in Section 4.03(d)(ii).

“FNB Regulatory Order” has the meaning set forth in Section 4.03(p).

“FNB Reports” has the meaning set forth in Section 4.03(h).

“FNB Severance” has the meaning set forth in Section 5.13(c).

“FNB Shareholder Approval” has the meaning set forth in Section 5.04(b).

“FNB Shareholders Meeting” has the meaning set forth in Section 5.04(b).

“FNB Stock Options” means each outstanding option to purchase shares of FNB Common Stock.

“FNB Stock Plan s” has the meaning set forth in Section 4.03(c).

“FNB Welfare Plans” has the meaning set forth in Section 5.13(a).

“FRB” means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of Richmond, acting under delegated authority.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Authority” means any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, and any applicable industry self-regulatory organization or securities exchange.

“Governmental Consent” means any notice to, registration, declaration or filing with, exemption or review by, or authorization, order, consent or approval of, any Governmental Authority, or the expiration or termination of any statutory waiting periods.

“Granite” has the meaning set forth in the preamble to this Agreement.

“Granite Bank” means the Bank of Granite, a bank chartered by the State of North Carolina and a wholly-owned subsidiary of Granite.

“Granite Benefit Plan” has the meaning set forth in Section 4.02(v)(i).

“Granite Board” means the Board of Directors of Granite.

“Granite Bylaws” means the bylaws of Granite.

“Granite Certificate” means the Certificate of Incorporation of Granite, as amended.

“Granite Employee” has the meaning set forth in Section 4.02(v)(i).

“Granite Financial Statements” has the meaning set forth in Section 4.02(g).

“Granite Insurance Policies” has the meaning set forth in Section 4.02(s).

“Granite Interim Financials” has the meaning set forth in Section 4.02(g).

“Granite IT Assets” has the meaning set forth in Section 4.02(u).

“Granite Material Contract” has the meaning set forth in Section 4.02(r).

“Granite Recommendation” has the meaning set forth in Section 4.02(d)(ii).

“Granite Regulatory Order” has the meaning set forth in Section 4.02(p).

“Granite Report” has the meaning set forth in Section 4.02(h).

“Granite Stock” has the meaning set forth in Section 4.02(c).

“Granite Stock Option” has the meaning set forth in Section 3.05.

“Granite Stock Plans” has the meaning set forth in Section 4.02(c).

“Granite Stockholder Approval” has the meaning set forth in Section 5.04(a).

“Granite Stockholders Meeting” has the meaning set forth in Section 5.04(a).

“Granite Subsidiary” has the meaning set forth in Section 4.02(b).

“Granite Welfare Plans” has the meaning set forth in Section 5.13(a).

“Hazardous Material” means, collectively, (i) any “hazardous substance” as defined by CERCLA, (ii) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, and (iii) other than common office supplies, any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any other applicable Federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as now in effect.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Parties” has the meaning set forth in Section 5.13(g).

“Information” has the meaning set forth in Section 5.21.

“Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by Granite Bank, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral.

“Intellectual Property Rights” has the meaning set forth in Section 4.02(u).

“IRS” means the Internal Revenue Service.

“Joint Proxy Statement/Prospectus” means the Joint Proxy Statement/Prospectus (or similar documents) together with any supplements thereto to be sent to the stockholders of Granite and the shareholders of FNB to solicit their votes in connection with this Agreement.

“Knowledge” means, with respect to FNB, the actual knowledge, after reasonable investigation, of R. Larry Campbell (President), Mark A. Severson (Chief Financial Officer, Treasurer and Executive Vice President), R. Mark Hensley (Executive Vice President and Chief Banking Officer of the Bank), David Lavoie (Chief Credit Officer), Dave Miller (Chief Information Officer), and Debbie Auman (Chief Human Resources Officer), and, with respect to Granite, the actual knowledge, after reasonable investigation, of R. Scott Anderson (President and Chief Executive Officer), Jerry A. Felts (Chief Operating Officer and Chief Financial Officer), Gayle H. Harris (Senior Vice President and Chief Credit Officer), D. Mark Stephens (Senior Vice President and Chief Information Officer) and Karen B. Warlick (Senior Vice President and Chief Administrative Officer).

“Law” has the meaning set forth in Section 4.02(p).

“Letter of Transmittal” has the meaning set forth in Section 3.03(b).

“Liens” has the meaning set forth in Section 4.02(d)(iii).

“Listed Agreement” has the meaning set forth in Section 5.13(b).

“Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased or serviced by Granite Bank or a security backed by or representing an interest in any such mortgage loan.

“Material Adverse Effect” means, with respect to Granite or FNB, any circumstance, event, change, development or effect that, individually or in the aggregate, would reasonably be expected to (i) result in a material adverse effect on the assets, liabilities, business, condition (financial or otherwise) or results of operations of Granite and its Subsidiaries taken as a whole, or FNB and its Subsidiaries taken as a whole, respectively, or (ii) materially impair or delay the ability of either Granite or FNB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect on the referenced party due to (A) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (B) any change in GAAP or regulatory accounting requirements applicable to financial institutions or their holding companies generally, (C) any change, circumstance, development, condition or occurrence in economic, business, or financial conditions generally or affecting the banking business including changes in interest rates, (D) changes demonstrated by a party hereto to be the result of the announcement or the existence of, or compliance with, this Agreement or the transactions contemplated hereby, and (E) any matter Previously Disclosed in a party’s Disclosure Schedule to the extent of such disclosure; provided further, however, that any circumstance, event, change, development or effect referred to in clauses (A), (B) or (C) shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such circumstance, event, change, development or effect has a disproportionate effect on the referenced party compared to other participants in the industries or markets in which the referenced party operate.

“Merger” has the meaning set forth in Recital A.

“Merger Consideration” has the meaning set forth in Section 3.01(a)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“NASDAQ” means The Nasdaq Stock Market, Inc.

“NCBCA” means the North Carolina Business Corporation Act.

“Non-Performing Assets” means (i) non-accrual loans, (ii) accruing loans that are ninety (90) days or more delinquent and (iii) other real estate owned (OREO) assets.

“Oak Hill” has the meaning set forth in Recital B.

“OCC” means the Office of the Comptroller of the Currency.

“OFAC” has the meaning set forth in Section 4.02(m).

“Other Private Placements” has the meaning set forth in Recital C.

“PBGC” has the meaning set forth in Section 4.02(v)(v).

“Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Previously Disclosed” (i) with regard to any party, means information set forth on its Disclosure Schedule corresponding or responsive to the provision of this Agreement to which such information relates; provided, however, that if such information is disclosed in such a way as to make its relevance or applicability to another provision of this Agreement reasonably apparent on its face, such information shall be deemed to be responsive to such other provision of this Agreement, (ii) with regard to Granite, includes information publicly disclosed by Granite in (A) its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed by it with the SEC, (B) its most recent Definitive Proxy Statement on Schedule 14A, as filed by it with the SEC, or (C) any Current Report on Form 8-K filed or furnished by it to the SEC since January 1, 2011, in each case filed prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature), and (iii) with regard to FNB, includes information publicly disclosed by FNB in (A) its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed by it with the SEC or (B) any Current Report on Form 8-K filed or furnished by it to the SEC since January 1, 2011, in each case filed prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature). Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in a Disclosure Schedule shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

“Registration Statement” has the meaning set forth in Section 5.05(a).

“Regulatory Agreement” has the meaning set forth in Section 4.02(q).

“Regulatory Authority” means any federal or state Governmental Authority or authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities (including, without limitation, the Banking Department, the FRB, the FDIC, the OCC, Treasury, and the SEC).

“Representatives” has the meaning set forth in Section 5.08(a).

“Requisite Consents” has the meaning set forth in Section 4.02(e).

“Rights Plan” has the meaning set forth in Section 4.03(ff).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Subordinated Debt” has the meaning set forth in Recital E.

“Subsidiary” and “Subsidiaries” have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

“Superior Proposal” has the meaning set forth in Section 5.08(d).

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Laws” has the meaning set forth in Section 4.02(dd).

“Takeover Provisions” has the meaning set forth in Section 4.02(dd).

“TARP Exchange” has the meaning set forth in Recital D.

“TARP Preferred Stock” has the meaning set forth in Recital D.

“TARP Warrant” has the meaning set forth in Recital D

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes, charges, fees, levies, duties, tariffs, imposts, other assessments and other similar fees or similar charges, however denominated (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto),the liability for which is imposed by any government or taxing authority, by contractual agreement, as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person, or otherwise including, without limitation, all income, franchises, windfall or other profits, gross receipts, license, property, sales, use, service, service use, capital stock, payroll, employment, social security, disability, severance, workers’ compensation, employer health, unemployment compensation, net worth, excise, withholding, estimated, severance, occupation, customs, duties, fees, ad valorem, property, environmental, stamp, transfer, value added, gains, license, registration, recording and documentation fees or other taxes, custom duties, fees, assessments or charges of any kind whatsoever.

“Tax Return” or “Tax Returns” means returns, declarations, reports, statements, elections, estimates, claims for refund, information returns or other documents (including any related or supporting schedules, exhibits, statements or information, any amendment to the foregoing, and any sales and use and resale certificates) filed or required to be filed in connection with the determination, assessment, payment, deposit, collection or reporting of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Termination Fee” has the meaning set forth in Section 7.02(a).

“Treasury” has the meaning set forth in Recital D.

“Triggering Point” means the later of (i) the time at which FNB has entered into definitive agreements with investors with respect to the full amount of the Other Private Placements or (ii) 5:00 p.m. Eastern Time on May 3, 2011.

“Voting Debt” has the meaning set forth in Section 4.02(c).

ARTICLE II — THE MERGER

Section 2.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (i) Merger Sub shall be merged with and into Granite, and (ii) the separate corporate existence of Merger Sub shall cease and Granite shall survive and continue to exist as a Delaware corporation (Granite, as the surviving corporation in the Merger, is sometimes referred to herein as the “Surviving Corporation”).

Section 2.02 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the “Closing”) will take place at the offices of Arnold & Porter LLP, 555 12 th Street, NW, Washington, DC 20004 at 11:00 a.m. on (i) the first Business Day following the fifteenth day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), which date shall not be later than the date specified in Section 7.01(c) hereof or the date or dates on which any Regulatory Authority approval or any extension thereof expires, or (ii) such later date, time and location to which the parties may agree in writing.

Section 2.03 Effective Time of the Merger. Prior to the Closing, the parties shall prepare, and on the Closing Date Granite shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) in accordance with Section 251 of the DGCL and executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as FNB and Granite shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.04 Effects. The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 2.05 Certificate of Incorporation and Bylaws. The Granite Certificate, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time so as to read as set forth on Exhibit A and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such certificate of incorporation. The Granite Bylaws, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time so as to read as set forth on Exhibit B and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.06 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws. Unless otherwise determined by FNB prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

Section 2.07 Restructuring of the Merger. FNB may at any time prior to the Effective Time change the method of effecting the Merger (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Granite Stock as provided for in Article III of this Agreement (subject to adjustment as provided in Section 3.04), (ii) adversely affect the tax treatment of the Merger as a reorganization under Section 368(a) of the Code, or (iii) materially impede or delay consummation of the Merger.

ARTICLE III — CONSIDERATION; EXCHANGE PROCEDURES

Section 3.01 Effect on Capital Stock. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(a) Granite Stock.

(i) Each share of Granite Stock issued and outstanding immediately prior to the Effective Time, other than shares of Granite Stock to be cancelled and retired pursuant to Section 3.01(b), shall be converted into the right to receive 3.375 shares (the “Exchange Ratio”) of FNB Common Stock and fractional shares of FNB Common Stock resulting from the calculation of such conversion shall be rounded up to the nearest whole share (the “Merger Consideration”).

(ii) As of the Effective Time, all such shares of Granite Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of record of a certificate or certificates (“Certificates”) and or non-certificated share(s) represented by book entry (“Book-Entry Shares”) that immediately prior to the Effective Time represented any such share(s) of Granite Stock shall cease to have any rights with respect thereto, other than to receive any dividend or other distribution with respect to such Granite Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article III.

(b) Cancellation of Treasury Stock and FNB-Owned Granite Stock. Each share of Granite Stock that is owned immediately prior to the Effective Time by Granite, FNB, Merger Sub or by any of their respective wholly-owned Subsidiaries, other than shares owned in a fiduciary capacity or as a result of debts previously contracted, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be issued in exchange therefor.

(c) Outstanding Merger Sub Capital Stock. Each share of Merger Sub Capital Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(d) Outstanding FNB Capital Stock. Each share of FNB Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

Section 3.02 Fractional Shares.

Notwithstanding any other provision hereof, no fractional shares of FNB Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, such fractional shares shall be rounded up to the nearest whole share and FNB shall issue to each holder of Granite Stock who would otherwise be entitled to a fractional share of FNB Common Stock one additional share of FNB Common Stock.

Section 3.03 Exchange Procedures.

(a) Exchange Fund. As of the Effective Time, FNB shall appoint a commercial bank or trust company or such other party as is reasonably satisfactory to Granite to act as exchange agent hereunder for the purpose of exchanging Certificates and Book Entry Shares for the Merger Consideration (the “Exchange Agent”). FNB shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Granite Stock, the number of shares of FNB Common Stock that are issuable pursuant to Section 3.01 and Section 3.02. FNB shall deposit such shares of FNB Common Stock with the Exchange Agent by delivering to the Exchange Agent certificates representing, or providing to the Exchange Agent an uncertificated book-entry for, such shares. In addition, FNB shall make available to the Exchange Agent from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.03(c). Any cash and shares of FNB Common Stock deposited by FNB with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund .”

(b) Exchange Rules. Promptly after the Effective Time, FNB shall cause the Exchange Agent to mail to each holder of record of one or more shares of Granite Stock as of immediately prior to the Effective Time: (i) a letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the shares of Granite Stock shall pass, only upon delivery of the corresponding Certificates to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares, which letter shall be in customary form and have such other provisions as FNB may reasonably specify, and (ii) instructions for effecting the surrender of such Certificates or Book Entry Shares in exchange for the Merger Consideration. Each holder of shares of Granite Stock that have been converted into a right to receive the Merger Consideration, upon surrender of a Certificate or Book Entry Shares to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (i) one or more shares of FNB Common Stock which shall be in uncertificated book-entry form unless a physical certificate is requested and which shall represent, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 3.01(a)(i) (after taking into account all shares of Granite Stock then held by such holder) and (ii) a check in the amount equal to any cash that such holder has the right to receive pursuant to this ARTICLE III, consisting of any dividends and other distributions pursuant to Section 3.03(c). No interest will be paid or will accrue on any cash payable pursuant to Section 3.03(c). In the event of a transfer of ownership of Granite Stock that is not registered in the transfer records of Granite, one or more shares of FNB Common Stock evidencing, in the aggregate, the proper number of shares of FNB Common Stock and a check in the proper amount of any cash with respect to any dividends or other distributions to which such holder is entitled pursuant to Section 3.03(c) may be issued with respect to such Granite Stock, as the case may be, to such a transferee if the Certificate representing such shares of Granite Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

(c) Distributions with Respect to Unexchanged Shares. All shares of FNB Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time. No dividends or other distributions declared or made in respect of FNB Common Stock shall be paid to the holder of any shares of Granite Stock until the holder of such shares shall surrender such shares in accordance with this ARTICLE III. Subject to applicable Law, following surrender of any such shares, there shall be issued and/or paid to the holder of the certificates representing whole shares of FNB Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions payable in respect of such shares of FNB Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of FNB Common Stock with a record date after the Effective Time but on or prior to the date of such surrender and with a payment date subsequent to such surrender.

(d) No Further Ownership Rights in Granite Stock. All shares of FNB Common Stock issued and cash paid upon conversion of shares of Granite Stock in accordance with the terms of this ARTICLE III shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Granite Stock previously represented by such Certificates and/or Book Entry Shares.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates and/or Book Entry Shares as of the date six months after the Effective Time shall be delivered to FNB or otherwise on the instruction of FNB, and any holders of the Certificates and/or Book Entry Shares who have not theretofore complied with this ARTICLE III shall thereafter look only to FNB for delivery and payment of the Merger Consideration with respect to the shares of Granite Stock formerly represented thereby to which such holders are entitled pursuant to Section 3.01(a)(i) and any dividends or distributions with respect to shares of FNB Common Stock to which such holders are entitled pursuant to Section 3.03(c). Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Granite Stock five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by applicable Law, become the property of FNB free and clear of any claims or interest of any person previously entitled thereto.

(f) No Liability. None of FNB, Merger Sub, Granite, the Surviving Corporation or any Affiliate of any of the foregoing or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official or Governmental Authority pursuant to any applicable abandoned property, escheat or similar law.

(g) Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by FNB on a daily basis; provided that no such gain or loss thereon shall affect the amounts payable to the stockholders of Granite pursuant to this ARTICLE III and that if at any time prior to the termination of the Exchange Fund pursuant to Section 3.03(e), the amount of cash included in the Exchange Fund is reduced below the amount necessary to pay any dividends and distributions payable pursuant to Section 3.03(c), FNB shall promptly deposit additional cash into the Exchange Fund sufficient to rectify this deficiency. Any interest and other income resulting from such investments shall be paid promptly to FNB.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by FNB, the posting by such person of a bond in such reasonable amount as FNB may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration and any dividends and distributions with respect to shares of FNB Common Stock to which the holder is entitled pursuant to Section 3.03(c), in each case with respect to the shares of Granite Stock formerly represented by such lost, stolen or destroyed Certificate.

(i) Withholding Rights. Each of the Exchange Agent, FNB and the Surviving Corporation shall be entitled, without duplication, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Granite Stock or any other equity rights in Granite such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of applicable Law and shall further be entitled to sell FNB Common Stock otherwise payable pursuant to this Agreement to satisfy any such withholding requirement (which FNB Common Stock will be valued with respect to such withholding at the average of the high and low trading prices of FNB Common Stock on the day of such sale). To the extent that amounts are so withheld by the Exchange Agent, FNB or the Surviving Corporation, as the case may be, and paid over to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(j) Further Assurances. After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Granite, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Granite, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

(k) Stock Transfer Books. The stock transfer books of Granite shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Granite Stock thereafter on the records of Granite. At or after the Effective Time, any Certificates or Book Entry Shares presented to the Exchange Agent or FNB for any reason shall represent the right to receive the Merger Consideration with respect to the shares of Granite Stock formerly represented thereby and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.03(c).

Section 3.04 Anti-Dilution Provisions. If, between the date hereof and the Effective Time, FNB or Granite undergoes a stock split, stock dividend, extraordinary dividend, reclassification, split up, combination, exchange of shares, readjustment or similar transaction and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted to provide the FNB and Granite stockholders with the same economic effect as contemplated by this Agreement prior to such event. For the avoidance of doubt, none of the transactions contemplated in the Recitals of this Agreement or the agreements pursuant to which such transactions will be effected, including the Merger, the Primary Investments, the Other Private Placements and the TARP Exchange, shall cause the adjustments described in this Section 3.04.

Section 3.05 Granite Stock Options. At the Effective Time, whether or not then exercisable, each outstanding option to purchase shares of Granite Stock under the Granite Stock Plans (each, a “Granite Stock Option”) shall be assumed by FNB. Each Granite Stock Option assumed by FNB will continue to have, and be subject to, the same terms and conditions of such option immediately prior to the Effective Time (including any vesting restrictions), except for administrative changes and changes to which the holder consents, and provided that (i) the number of shares of FNB Common Stock to be subject to such Granite Stock Option shall be equal to the product of the number of shares of Granite Stock subject to the Granite Stock Option immediately prior to the Effective Time and the Exchange Ratio, provided that any fractional shares of FNB Common Stock resulting from such multiplication shall be rounded down to the nearest whole share and (ii) the exercise price per share of FNB Common Stock shall be equal to the exercise price per share of Granite Stock under the original Granite Stock Option immediately prior to the Effective Time divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest whole cent.

ARTICLE IV — REPRESENTATIONS AND WARRANTIES

Section 4.01 Disclosure Schedules. On or prior to the date hereof, Granite has delivered to FNB a schedule and FNB has delivered to Granite a schedule (each respectively, its “Disclosure Schedule”) setting forth, among other things, items, the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 4.02 or Section 4.03 or to one or more of its respective covenants contained in Article V.

Section 4.02 Representations and Warranties of Granite. Subject to Section 4.01 and except as Previously Disclosed, Granite hereby represents and warrants to FNB as follows:

(a) Organization and Authority. Each of Granite and the Granite Subsidiaries is a corporation or other entity duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization, is duly licensed or qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where any failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and has the corporate or other organizational power and authority to own or lease its properties, rights and assets and to carry on its business as it is now being conducted. Granite has furnished to FNB correct and complete copies of the articles of incorporation and bylaws (or similar governing documents) as amended through the date of this Agreement for Granite and its Subsidiaries. Granite is duly registered as a bank holding company under the BHC Act.

(b) Granite Subsidiaries. Granite has Previously Disclosed a true, complete and correct list of all of its subsidiaries as of the date of this Agreement (each, a “Granite Subsidiary” and, collectively, the “Granite Subsidiaries”). Except for the Granite Subsidiaries, Granite does not own beneficially or of record, directly or indirectly, more than five percent (5%) of any class of equity securities or similar interests of any corporation, depository institution (as defined in 12. U.S.C. § 1831(c)(1)), business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture. Granite owns, directly or indirectly, all of its interests in each Granite Subsidiary free and clear of any and all Liens. The deposit accounts of Granite Bank are insured by the FDIC to the fullest extent permitted by the FDIA and the rules and regulations of the FDIC thereunder, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due (after giving effect to any applicable extensions). No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Granite, threatened. Granite beneficially owns all of the outstanding capital securities and has sole control of Granite Bank and each of the Granite Subsidiaries. Granite Bank is a member in good standing of the Federal Home Loan Bank of Atlanta.

(c) Capitalization. As of the date hereof, the authorized capital stock of Granite consists of 25,000,000 shares of common stock, par value $1.00 per share (the “Granite Stock”). As of the close of business on April 25, 2011 (the “Capitalization Date”), there were 15,454,000 shares of Granite Stock outstanding. Since the Capitalization Date, Granite has not (i) issued or authorized the issuance of any shares of Granite Stock, or any securities convertible into or exchangeable or exercisable for shares of Granite Stock, (ii) reserved for issuance any shares of Granite Stock or (iii) repurchased or redeemed, or authorized the repurchase or redemption of, any shares of Granite Stock. No shares of Granite Stock are reserved for issuance. All of the issued and outstanding shares of Granite Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. None of the outstanding shares of Granite Stock or other securities of Granite or any of the Granite Subsidiaries was issued, sold or offered by Granite or any Granite Subsidiary in violation of the Securities Act or the securities or blue sky laws of any state or jurisdiction, or any applicable securities laws in the relevant jurisdictions outside of the United States. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the stockholders of Granite may vote (“Voting Debt”) are issued and outstanding. Section 4.02(c) of the Disclosure Schedule sets forth the following information with respect to each Granite Stock Option under Granite’s 2001 Incentive Stock Option Plan or 1997 Incentive Stock Option Plan (the “Granite Stock Plans”): (A) the name of the holder of such Granite Stock Options; (B) the number of shares of Granite Stock subject to such Granite Stock Option held by such holder, and, as applicable for each Granite Stock Option, the date of grant, exercise or reference price, number of shares vested or not otherwise subject to repurchase rights, reacquisition rights or other applicable restrictions as of the date of this Agreement, vesting schedule or schedule providing for the lapse of repurchase rights, reacquisition rights or other applicable restrictions, the type of Granite Stock Option and the Granite Stock Plan under which such Granite Stock Options were granted or purchased; and (C) whether, in the case of a Granite Stock Option, such Granite Stock Option is intended to be an incentive stock option (within the meaning of the Code). Granite has made available to FNB copies of each form of stock option agreement or stock award agreement evidencing outstanding Granite Stock Options, as applicable, and has also delivered any other stock option agreements or stock award agreements to the extent there are variations from the applicable form of agreement (it being understood that differences disclosed pursuant to clauses (A) through (C) of the immediately preceding sentence do not constitute variations for this purpose), specifically identifying the holder(s) to whom such variant forms apply. As of the date of this Agreement, except for (x) the outstanding Granite Stock Options described in this Section 4.02(c) and listed on Section 4.02(c) of the Disclosure Schedule and (y) as set forth elsewhere in this Section 4.02(c), Granite does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of, or securities or rights convertible into or exchangeable or exercisable for, any shares of Granite Stock or any other equity securities of Granite or Voting Debt or any securities representing the right to purchase or otherwise receive any shares of Capital Stock of Granite (including any rights plan or agreement). Each Granite Stock Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Granite Stock Plans pursuant to which it was issued, (ii) has an exercise or reference price equal to or greater than the fair market value of a share of Granite Stock at the close of business on the date of such grant, (iii) has a grant date identical to or following the date on which the Granite Board or compensation committee actually awarded such Granite Stock Option, (iv) otherwise is exempt from or complies with Section 409A of the Code so that the recipient of such Granite Stock Option is not subject to the additional taxes and interest pursuant to Section 409A of the Code and (v) except for disqualifying dispositions, qualifies for the tax and accounting treatment afforded to such Granite Stock Option in Granite’s Tax Returns and Granite’s financial statements, respectively.

(d) Authorization; No Conflicts; Stockholder Approval.

(i) Granite has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. Subject to the affirmative vote of a majority of the outstanding shares of Granite Stock by the holders of Granite Stock entitled to vote thereon (the “Granite Stockholder Approval”), which is the only stockholder vote required to approve this Agreement (including pursuant to the DGCL, the Granite Certificate, the Granite Bylaws and the NASDAQ Listing Rules), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action on the part of Granite and the Granite Board prior to the date hereof. This Agreement has been duly and validly executed and delivered by Granite and, assuming due authorization, execution and delivery by FNB, is the valid and binding obligation of Granite enforceable against Granite in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles (whether applied in equity or at law).

(ii) The Granite Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other transactions contemplated hereby and thereby, (ii) determining that the terms of the Merger are fair to and in the best interests of Granite’s stockholders and that the other transactions contemplated hereby are in the best interests of Granite’s stockholders, (iii) declaring the Agreement advisable, (iv) directing that the adoption of this Agreement be submitted to a vote at a meeting of Granite’s stockholders, and (v) resolving to recommend to Granite’s stockholders that they adopt this Agreement and approve the Merger (such recommendation, the “Granite Recommendation”), and directing that such matter be submitted for consideration by Granite’s stockholders at the Granite Stockholders Meeting, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(iii) Neither the execution and delivery by Granite of this Agreement nor the consummation of the transactions contemplated hereby (including the Merger), nor compliance by Granite with any of the provisions hereof, will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any liens, charges, adverse rights or claims, pledges, covenants, title defects, security interests and other encumbrances of any kind (“Liens”) upon any of the properties or assets of Granite or any Granite Subsidiary, under any of the terms, conditions or provisions of (1) Granite Certificate or Granite Bylaws (or similar governing documents) or the articles or certificate of incorporation or bylaws (or similar governing documents) of any Granite Subsidiary or (2) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Granite or any of the Granite Subsidiaries is a party or by which it may be bound, or to which Granite or any of the Granite Subsidiaries, or any of the properties or assets of Granite or any of the Granite Subsidiaries may be subject, or (B) subject to receipt of the Requisite Consents, violate any Laws applicable to Granite or any of the Granite Subsidiaries or any of their respective properties or assets except in the case of clauses (A)(2) and (B) for such violations, conflicts and breaches as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Required Consents. No (i) Governmental Consents or approvals of, or filings or registrations with, any Governmental Authority or (ii) consents or approvals of any other third party where the failure to obtain such consent or approval of such third party would reasonably be expected to have a Material Adverse Effect, are required to be made or obtained by Granite or any of its Subsidiaries in connection with the execution, delivery or performance by Granite of this Agreement or to consummate the Merger except for (A) the filing of applications and notices with, or requests for approvals and waivers from, as applicable, Regulatory Authorities, (B) filings with state and federal securities authorities, (C) the filing of the

Certificate of Merger with the Secretary of State of Delaware pursuant to Section 251 of the DGCL, (D) the expiration or termination of the applicable waiting period under the HSR Act; (E) the Granite Stockholder Approval, (F) the third party consents set forth on the Disclosure Schedule under Section 4.02(e), (G) receipt of the approvals as required by Section 6.01(b) and (H) approvals of the FRB, FDIC and the Banking Department as may be required under the Granite Regulatory Orders ((A) through (H) collectively, the “Requisite Consents”). As of the date hereof, Granite is not aware of any reason relating to Granite why the approvals set forth in Section 6.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 6.01(b).

(f) Litigation and Other Proceedings. There is no pending or, to the Knowledge of Granite, threatened, claim, action, suit, arbitration, complaint, charge or investigation or proceeding (each an “Action”) against Granite or any Granite Subsidiary or any of its assets, rights or properties which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, nor is Granite or any Granite Subsidiary a party or named as subject to the provisions of any order, writ, injunction, settlement, judgment or decree of any court, arbitrator or government agency, or instrumentality, which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no Action by Granite or any Granite Subsidiary pending or which Granite or any Granite Subsidiary intends to initiate (other than collection claims in the ordinary course of business). No director or officer of Granite is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or claim of breach of fiduciary duty as of the date hereof. There has not been, and to the Knowledge of Granite, there is not pending or contemplated, any investigation by the SEC involving Granite or any current or former director or officer of Granite in his or her capacity as such.

(g) Financial Statements. Each of the consolidated balance sheets of Granite and the Granite Subsidiaries and the related consolidated statements of income (loss), statements of stockholders’ equity and comprehensive income (loss) and cash flows, together with the notes thereto, for the last five (5) years included in any Granite Report filed with the SEC (the “Granite Financial Statements”), (i) have been prepared from, and are in accordance with, the books and records of Granite and the Granite Subsidiaries, (ii) complied, as of their respective date of such filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis and (iv) present fairly in all material respects the consolidated financial position of Granite and the Granite Subsidiaries at the dates and the consolidated results of operations, changes in stockholders’ equity and cash flows of Granite and the Granite Subsidiaries for the periods stated therein (subject to the absence of notes and normal and recurring year-end audit adjustments not material to the financial condition of Granite and the Granite Subsidiaries in the case of Granite’s unaudited interim financial statements).

(h) Reports. Since December 31, 2007, Granite and each Granite Subsidiary have filed all material reports, registrations, documents, filings, statements and submissions, together with any required amendments thereto, that it was required to file with any Governmental Authority (the foregoing, collectively, the “Granite Reports”) and have paid all material fees and assessments due and payable in connection therewith. As of their respective filing dates, the Granite Reports complied in all material respects with all applicable Laws. As of the date of this Agreement, there are no outstanding comments from the SEC or any other Governmental Authority with respect to any Granite Report that were enumerated within such report or otherwise were the subject of written correspondence with respect thereto. Each of the Granite Reports filed with or furnished to the SEC, including the documents incorporated by reference in it, contained all the information required to be included in it when it was filed and, as of the date of such Granite Report, or if amended prior to the date of this Agreement, as of the date of such amendment, did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading and complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. No executive officer of Granite has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002. Copies of all material Granite Reports not otherwise publicly filed have, to the extent allowed by applicable Law, been made available to FNB by Granite.

(i) Internal Accounting and Disclosure Controls; Off Balance Sheet Arrangements.

(i) The records, systems, controls, data and information of Granite and the Granite Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Granite or the Granite Subsidiaries or Granite’s accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Granite (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Granite, including its consolidated Subsidiaries, is made known to the chief executive officer or executive chairman and the chief financial officer of Granite by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Granite’s outside auditors and the audit committee of the Granite Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect Granite’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Granite’s internal controls over financial reporting. As of the date of this Agreement, Granite has no Knowledge of any reason that its outside auditors and its chief executive officer or executive chairman and chief financial officer shall not be able to give the attestations required pursuant to Part 363 of the Federal Deposit Insurance Corporation Improvement Act of 1991, without qualification, when next due. Since December 31, 2007, (1) neither Granite or any Granite Subsidiary nor, to the Knowledge of Granite, any director, officer, employee, auditor, accountant or representative of Granite or any Granite Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting practices, procedures, methodologies or methods of Granite or any Granite Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Granite or any Granite Subsidiary has engaged in questionable accounting practices, and (2) no attorney representing Granite or any Granite Subsidiary, whether or not employed by Granite or any Granite Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Granite, any Granite Subsidiary or any of their respective officers, directors, employees or agents to the Granite Board or any committee thereof or to any director or officer of Granite or any Granite Subsidiary.

(ii) There is no transaction, arrangement or other relationship between Granite and any Granite Subsidiary and an unconsolidated or other Affiliated entity that is not reflected in the Granite Financial Statements.

(j) Risk Management Instruments. Neither Granite nor any of its Subsidiaries is a party to any material derivative instruments, including swaps, caps, floors or option agreements.

(k) No Undisclosed Liabilities. There are no liabilities of Granite or any of the Granite Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except for (i) liabilities adequately reflected or reserved against in accordance with GAAP in Granite’s audited balance sheet as of December 31, 2010 and (ii) liabilities that have arisen in the ordinary and usual course of business and consistent with past practice since December 31, 2010 and which have not had or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(l) Mortgage Banking Business. Granite and each of the Granite Subsidiaries have complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by Granite or any Granite Subsidiary has satisfied, in all material respects (i) all Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between Granite or any of the Granite Subsidiaries and any Agency, Loan Investor or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan. No Agency, Loan Investor or Insurer has (x) claimed in writing or orally that Granite or any of the Granite Subsidiaries has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by Granite or any of the Granite Subsidiaries to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (y) imposed in writing material restrictions on the activities (including commitment authority) of Granite or any of the Granite Subsidiaries or (z) indicated in writing to Granite or any of the Granite Subsidiaries that it has terminated or intends to terminate its relationship with Granite or any of the Granite Subsidiaries for poor performance, poor loan quality or concern with respect to Granite’s or any of the Granite Subsidiaries’ compliance with Laws.

(m) Bank Secrecy Act; Anti-Money Laundering; OFAC; and Customer Information. Granite is not aware of, has not been advised of, and, to the Knowledge of Granite, has no reason to believe that any facts or circumstances exist that would cause it or any Granite Subsidiary to be deemed to be (i) not operating in compliance, in all material respects, with the Bank Secrecy Act of 1970, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the USA PATRIOT Act), any order or regulation issued by the Treasury’s Office of Foreign Assets Control (“OFAC”), or any other applicable anti-money laundering or anti-terrorist-financing statute, rule or regulation or (ii) not operating in compliance in all material respects with the applicable privacy and customer information requirements contained in any federal or state privacy Laws and regulations, including without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder. Granite is not aware of any facts or circumstances that would cause it to believe that any nonpublic customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it to undertake any material remedial action. Granite and each of the Granite Subsidiaries have adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with the USA PATRIOT Act, and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and they have complied in all respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(n) Certain Payments. Neither Granite nor any of the Granite Subsidiaries, nor any directors, officers, nor to the Knowledge of Granite, employees or any of their Affiliates or any other Person who to the Knowledge of Granite is associated with or acting on behalf of Granite or any of the Granite Subsidiaries has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment in violation of any Law to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business for Granite or any of the Granite Subsidiaries, (B) to pay for favorable treatment for business secured by Granite or any of the Granite Subsidiaries, or (C) to obtain special concessions or for special concessions already obtained, for or in respect of Granite or any of the Granite Subsidiaries or (ii) established or maintained any fund or asset with respect to Granite or any of the Granite Subsidiaries that was required by Law or GAAP to have been recorded and was not recorded in the books and records of Granite or any of the Granite Subsidiaries.

(o) Absence of Certain Changes. Since December 31, 2010 and except as Previously Disclosed, (i) Granite and the Granite Subsidiaries have conducted their respective businesses in all material respects in the ordinary and usual course of business, (ii) neither Granite nor any Granite Subsidiary has issued any securities (other than Granite Stock and Granite Stock Options and other equity-based awards issued prior to the date of this Agreement pursuant to Granite Benefit Plans and reflected in Section 4.02(c)) or incurred any liability or obligation, direct or contingent, for borrowed money, except borrowings in the ordinary course of business, (iii) Granite has not made or declared any distribution in cash or in kind to its stockholders or issued or repurchased any shares of its Capital Stock, (iv) no fact, event, change, condition, development, circumstance or effect has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (v) no material default (or event which, with notice or lapse of time, or both, would constitute a material default) exists on the part of Granite or any Granite Subsidiary or, to the Knowledge of Granite, on the part of any other party, in the due performance and observance of any term, covenant or condition of any agreement to which Granite or any Granite Subsidiary is a party and which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(p) Compliance with Laws. Granite and each Granite Subsidiary have all material permits, licenses, franchises, authorizations, orders and approvals of, and have made all material filings, applications and registrations with, Governmental Authorities that are required in order to permit them to own or lease their properties and assets and to carry on their business as presently conducted and that are material to the business of Granite and each Granite Subsidiary. Granite and each Granite Subsidiary have complied in all material respects with all, and (i) are not in default or violation in any respect of, (ii) are not under investigation with respect to, and (iii) have not been threatened to be charged with or given notice of any material violation of any applicable material domestic (federal, state or local) or foreign law, statute, ordinance, license, rule, regulation, policy or guideline, order, demand, writ, injunction, decree or judgment of any Governmental Authority (each, a “Law”), other than such noncompliance, defaults, violations or investigations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except for statutory or regulatory restrictions of general application, the Order to Cease and Desist by the FDIC and the Banking Department dated August 27, 2009, and the Memorandum of Understanding with the FRB dated November 11, 2009 (together, the “Granite Regulatory Orders”), no Governmental Authority has placed any material restriction on the business or properties of Granite or any of the Granite Subsidiaries. As of the date hereof, Granite Bank has a Community Reinvestment Act rating of “satisfactory” or better and Granite has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances that could reasonably be expected to result in Granite Bank having its current rating lowered.

(q) Agreements with Regulatory Agencies. Except for the Granite Regulatory Orders, (i) Granite and the Granite Subsidiaries (A) are not subject to any cease-and-desist or other similar order or enforcement action issued by, (B) are not a party to any written agreement, consent agreement or memorandum of understanding with, (C) are not a party to any commitment letter or similar undertaking with, and (D) are not subject to any capital directive by any Governmental Authority, and (ii) since December 31, 2010, each of Granite and the Granite Subsidiaries has not adopted any board resolutions at the request of any Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business (each item in this sentence, a “Regulatory Agreement”), nor has Granite nor any of the Granite Subsidiaries been advised since December 31, 2010 by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement. Granite and the Granite Subsidiaries are in compliance in all material respects with each Regulatory Agreement to which they are party or subject, and Granite and the Granite Subsidiaries have not received any notice from any Governmental Authority indicating that either Granite or any of the Granite Subsidiaries is not in compliance in all material respects with any such Regulatory Agreement.

(r) Contracts. Granite has Previously Disclosed or provided (by hard copy, electronic data room or otherwise) to FNB or its Representatives true, correct and complete copies of each of the following to which Granite or any Granite Subsidiary is a party or to which the property, assets or business of Granite or any of its Subsidiaries is subject (each, a “Granite Material Contract”):

(i) any contract or agreement relating to indebtedness for borrowed money, letters of credit, capital lease obligations, obligations secured by a Lien or interest rate or currency hedging agreements (including guarantees in respect of any of the foregoing, but in any event excluding trade payables, securities transactions and brokerage agreements arising in the ordinary course of business, intercompany indebtedness and immaterial leases for telephones, copy machines, facsimile machines and other office equipment) in excess of $100,000, except for those issued in the ordinary course of business;

(ii) any contract or agreement that constitutes a collective bargaining or other arrangement with any labor union;

(iii) any contract or agreement that is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K;

(iv) any lease or agreement under which Granite or any of the Granite Subsidiaries is lessee of, or holds or operates, any property owned by any other Person with annual rent payments in excess of $100,000;

(v) any lease or agreement under which Granite or any of the Granite Subsidiaries is lessor of, or permits any Person to hold or operate, any property owned or controlled by Granite or any of the Granite Subsidiaries;

(vi) any contract or agreement limiting, in any material respect, the ability of Granite or any of the Granite Subsidiaries to engage in any line of business or to compete, whether by restricting territories, customers or otherwise, or in any other material respect, with any Person;

(vii) any settlement, conciliation or similar agreement, the performance of which will involve payment after the Effective Time of consideration in excess of $100,000;

(viii) any contract or agreement that relates to Intellectual Property Rights (other than a license granted to Granite for commercially available software licensed on standard terms with a total replacement cost of less than $100,000);

(ix) any contract or agreement that concerns the sale or acquisition of any material portion of Granite’s business;

(x) any alliance, cooperation, joint venture, shareholders, partnership or similar agreement involving a sharing of profits or losses relating to Granite or any Granite Subsidiary;

(xi) any contract or agreement involving annual payments in excess of $100,000 that cannot be cancelled by Granite or a Granite Subsidiary without penalty or without more than 90 days’ notice;

(xii) any material hedge, collar, option, forward purchasing, swap, derivative or similar agreement, understanding or undertaking;

(xiii) any contract or agreement with respect to the employment or service of any current or former directors, officers, employees or consultants of Granite or any of the Granite Subsidiaries other than, with respect to non-executive employees and consultants, in the ordinary course of business;

(xiv) any contract or agreement containing any (x) non-competition or exclusive dealing obligations or other obligation which purports to limit or restrict in any respect the ability of Granite or any Granite Subsidiary to solicit customers or the manner in which, or the localities in which, all or any portion of the business of Granite or the Granite Subsidiaries is or can be conducted, or (y) right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Granite or any of the Granite Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business; and

(xv) any material contract or agreement that would require any consent or approval of a counterparty as a result of the consummation of the Merger.

Each Granite Material Contract (A) is legal, valid and binding on Granite and the Granite Subsidiaries which are a party to such contract, (B) is in full force and effect and enforceable in accordance with its terms and (C) will continue to be legal, valid, binding, enforceable, and in full force and effect in all material respects following the consummation of Merger, except in the cases of (B) and (C) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general. Neither Granite nor any of the Granite Subsidiaries, nor to the Knowledge of Granite, any other party thereto is in material violation or default under any Granite Material Contract. No benefits under any Granite Material Contract will be increased, and no vesting of any benefits under any Granite Material Contract will be accelerated, by the occurrence of the Merger, nor will the value of any of the benefits under any Granite Material Contract be calculated on the basis of any of the transactions contemplated by this Agreement. Granite and the Granite Subsidiaries, and to the Knowledge of Granite, each of the other parties thereto, have performed in all material respects all material obligations required to be performed by them under each Granite Material Contract, and to the Knowledge of Granite, no event has occurred that with notice or lapse of time would constitute a material breach or default or permit termination, modification, or acceleration, under the Granite Material Contracts.

(s) Insurance. Granite and each of the Granite Subsidiaries are presently insured, and have been insured for at least the past five years, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the policies, bonds and other arrangements providing for the foregoing (the “Granite Insurance Policies”) are in full force and effect, the premiums due and payable thereon have been or will be timely paid through the Effective Time, and there is no material breach or default (and no condition exists or event has occurred that, with the giving of notice or lapse of time or both, would constitute such a material breach or default) by Granite or any of the Granite Subsidiaries under any of Granite Insurance Policies or, to the Knowledge of Granite, by any other party to Granite Insurance Policies. Neither Granite nor any of the Granite Subsidiaries has received any written notice of cancellation or non-renewal of any Granite Insurance Policy nor, to the Knowledge of Granite, is the termination of any such policies threatened in writing by the insurer, and there is no material claim for coverage by Granite or any of the Granite Subsidiaries pending under any of such Granite Insurance Policies as to which coverage has been denied or disputed by the underwriters of such Granite Insurance Policies or in respect of which such underwriters have reserved their rights.

(t) Title. Granite and the Granite Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and valid title to all material personal property owned by them, in each case free and clear of all Liens, except for Liens which do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by Granite or any Granite Subsidiary. Any real property and facilities held under lease by Granite or the Granite Subsidiaries are valid, subsisting and enforceable leases with such exceptions that are not material and do not interfere with the use made and proposed to be made of such property and facilities by Granite or the Granite Subsidiaries.

(u) Intellectual Property Rights. Granite and the Granite Subsidiaries own or possess adequate rights or licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, trade secrets and other intellectual property rights (“Intellectual Property Rights”) used in or necessary to conduct their businesses as conducted on the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of Granite, no product or service of Granite or the Granite Subsidiaries infringes the Intellectual Property Rights of others. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Granite and the Granite Subsidiaries have not received notice of any claim being made or brought, or, to the Knowledge of Granite, being threatened, against Granite or any of the Granite Subsidiaries regarding

(i) their Intellectual Property Rights, or (ii) the products or services of Granite or the Granite Subsidiaries infringing the Intellectual Property Rights of others. To the Knowledge of Granite, there are no facts or circumstances that would reasonably be expected to give rise to any of the foregoing claims. The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation used in the business of Granite and the Granite Subsidiaries (the “Granite IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with the business of Granite and the Granite Subsidiaries. To the Knowledge of Granite, no person has gained unauthorized access to the Granite IT Assets. Granite and the Granite Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

Granite and the Granite Subsidiaries take reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of customer, employee and other confidential information. Granite and the Granite Subsidiaries have complied in all material respects with all internet domain name registrations and other requirements of internet domain registrars concerning internet domain names that are used in and material to the business.

(v) Employee Benefits.

(i) Section 4.02(v)(i) of the Disclosure Schedule sets forth a correct and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all stock purchase, stock option, severance, employment or consulting, loan, change-in-control, fringe benefit, vacation, bonus, retention, incentive compensation, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, under which (A) any current or former employee, officer, director or consultant of Granite or any of its Subsidiaries (the “Granite Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by Granite or any of its Subsidiaries or (B) Granite or any of its Subsidiaries has any present or future material liability or obligation, contingent or otherwise. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Granite Benefit Plans .”

(ii) With respect to each Granite Benefit Plan, Granite has provided to FNB a current, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) the Granite Benefit Plan, the related trust agreement or other funding instrument (if any), and any other related documents (including all amendments to such Granite Benefit Plan and related documents); (B) the most recent determination or opinion letter, if applicable; (C) any summary plan description and other material written communications, other than individual pension benefit statements provided in accordance with Section 105 of ERISA, (or a description of any oral communications) by Granite or any of its Subsidiaries to Granite Employees or other beneficiaries concerning the extent of the benefits provided under a Granite Benefit Plan; (D) a summary of any proposed material amendments or material changes anticipated by Granite to be made to the Granite Benefit Plans at any time within the twelve months immediately following the date hereof, excluding any amendments or changes contemplated by this Agreement or required by Law; (E) all material communications to or from the IRS or any other Governmental Authority relating to each Granite Benefit Plan; and (F) for the three most recent years (x) the Form 5500 and attached schedules, (y) audited financial statements and (z) actuarial valuation reports.

(iii) (A) Each Granite Benefit Plan has been established, operated and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other Laws; (B) each Granite Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified (and each corresponding trust is exempt under Section 501 of the Code) and has received or is the subject of a favorable determination letter or uses a prototype document that is subject to a favorable opinion letter relating to the most recently completed IRS remedial amendment period cycle, and nothing has occurred (whether by action or failure to act) that could reasonably be expected to adversely affect the qualified status of any Granite Benefit Plan (or the exempt status of any related trust) or require the filing of a submission under the IRS’s employee plans compliance resolution system (“EPCRS”) or the taking of other corrective action pursuant to EPCRS in order to maintain such qualified (or exempt) status, and no Granite Benefit Plan is the subject of any pending correction or application under EPCRS; (C) no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has been engaged in by Granite or any of its Subsidiaries with respect to any Granite Benefit Plan that has or is expected to result in any material liability; (D) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Granite or any of its Subsidiaries; (E) except as expressly contemplated by this Agreement, there is no present intention by Granite that any Granite Benefit Plan be materially amended, suspended or terminated, or otherwise modified to change benefits (or the levels thereof) in a manner that results in an increased cost to Granite or any of its Subsidiaries (other than an immaterial increase in administrative costs or changes required by Law) under any Granite Benefit Plan at any time within the twelve months immediately following the date hereof; (F) Granite and its Subsidiaries have not incurred any current or projected liability under any Granite Benefit Plan (or any other plan or arrangement to which Granite or a Subsidiary thereof is a party) in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Granite or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other Laws; (G) each of the Granite Benefit Plans that is intended to satisfy the requirements of Section 125, 423 or 501(c)(9) of the Code satisfies such requirements; (H) no Granite Benefit Plan is funded through a “welfare benefit fund” as defined in Section 419 of the Code; and (I) all contributions required to have been made under the terms of any Granite Benefit Plan or pursuant to ERISA and the Code have been timely made and, to the extent required, all obligations in respect of each Granite Benefit Plan have been properly accrued and reflected in the Granite Financial Statements.

(iv) Neither Granite nor any of its Subsidiaries (nor any ERISA Affiliate) maintains or contributes to, or within the last ten years has maintained or contributed to, an employee benefit plan that is a “single employer plan” (as such term is defined in Section 4001(a)(15) of ERISA) subject to Title IV or Section 302, 303, 304 or 305 of ERISA or Section 412, 430, 431 or 432 of the Code, or a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(v) With respect to any Granite Benefit Plan, (A) no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Granite, threatened, (B) no facts or circumstances exist that could reasonably be expected to give rise to any such material actions, suits or claims, (C) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the IRS or any other Governmental Authority are pending, in progress or, to the Knowledge of Granite, threatened (including, without limitation, any routine requests for information from the PBGC), and (D) there is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against or in favor of any Granite Benefit Plan or any fiduciary thereof (other than rules of general applicability). None of the assets of Granite, any of its Subsidiaries, or any ERISA Affiliate are subject to any lien arising under ERISA or Subchapter D of Chapter 1 of the Code, and no condition exists that presents a material risk of any such lien arising.

(vi) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, could result in or is a precondition to (A) any payment (including severance, unemployment compensation or “excess parachute payment” (within the meaning of

Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of Granite or any of its Subsidiaries from Granite or any of its Subsidiaries under any Granite Benefit Plan or otherwise, (B) any increase in compensation or benefits otherwise payable under any Granite Benefit Plan, (C) any acceleration of the time of payment or vesting of any such benefits, (D) the requirement to fund or increase the funding of any such benefits (through a grantor trust or otherwise), (E) except as otherwise provided in this Agreement, any limitation on the right of Granite or any of its Subsidiaries to (1) amend, merge or terminate any Granite Benefit Plan or related trust or (2) receive a reversion of assets from any Granite Benefit Plan or related trust, (F) the renewal or extension of the term of any agreement regarding the compensation of any Granite Employee, or (G) any payments under any of the Granite Benefit Plans or otherwise which would not be deductible under Section 280G of the Code. Except as otherwise provided in this Agreement, neither Granite nor any of its Subsidiaries has taken, or permitted to be taken, any action that required, and no circumstances exist that will require, the funding, or the increase in the funding, of any benefits under any Granite Benefit Plan or resulted, or will result, in any limitation on the right of Granite or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Granite Benefit Plan or related trust.

(vii) Each Granite Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the IRS. No compensation payable by Granite or any of its Subsidiaries has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code.

(viii) Neither Granite nor its Subsidiaries are subject to Sections 111 and 302 of the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

(ix) No Granite Benefit Plan subject to Title I of ERISA holds any “employer security” or “employer real property” (each as defined in Section 407(d) of ERISA).

(x) All workers’ compensation benefits paid or payable to any Granite Employee are fully insured by a third party insurance carrier.

(xi) No Granite Benefit Plan subject to Section 105(h) of the Code, Section 2716 of the Public Health Service Act, or (to the extent it incorporates Section 2716 of the Public Health Service Act) Section 9815 of the Code or Section 715 of ERISA, to the Knowledge of Granite, has failed to comply with the requirements thereof.

(xii) Each Person who performs services for Granite or any of its Subsidiaries, has been, and is, properly classified by Granite or its Subsidiary, as applicable, as an employee or independent contractor.

(w) Environmental Laws. Granite and the Granite Subsidiaries (i) are in compliance with any and all Environmental Laws, (ii) have received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct their business, (iii) are in compliance with all terms and conditions of any such permit, license or approval, (iv) have not owned or operated any property that has been contaminated with any Hazardous Substance that would reasonably be expected to result in liability pursuant to any Environmental Law, (v) to the Knowledge of Granite, are not liable for Hazardous Substance disposal or contamination on any third party property, (vi) have not received any notice, demand, letter, claim or request for information indicating that it may be in violation of or subject to liability under any Environmental Law and (vii) are not subject to any circumstances or conditions that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any property in connection with any Environmental Law, except where, in each of the foregoing clauses, the failure to so comply would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(x) Taxes.

(i) All income and other material Tax Returns required to be filed by, or on behalf of, Granite or the Granite Subsidiaries have been timely filed, or will be timely filed, or a proper extension of the required time for filing has been or will be obtained, in accordance with all Laws, and all such Tax Returns are, or shall be at the time of filing, complete and correct in all material respects. The Granite and the Granite Subsidiaries have timely paid all material Taxes due and payable (whether or not shown on such Tax Returns), or, where payment is not yet due, have made adequate provisions in accordance with GAAP. There are no Liens with respect to Taxes upon any of the assets or properties of either Granite or the Granite Subsidiaries other than with respect to Taxes not yet due and payable.

(ii) No deficiencies for any material Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of Granite or the Granite Subsidiaries, and there is no outstanding audit, assessment, dispute or claim concerning any material Tax liability of Granite or the Granite Subsidiaries. To the Knowledge of Granite, no written claim has ever been made by any Governmental Authority in a jurisdiction where neither Granite nor any of the Granite Subsidiaries files Tax Returns that Granite or any of the Granite Subsidiaries is or may be subject to taxation by that jurisdiction.

(iii) Neither Granite nor the Granite Subsidiaries (A) are or have ever been a member of an affiliated group (other than a group the common parent of which is Granite) filing a joint, combined or consolidated Tax Return or (B) have any liability for Taxes of any Person (other than Granite or any of the Granite Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract, or otherwise.

(iv) None of Granite or the Granite Subsidiaries are party to, are bound by or have any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(v) None of Granite or the Granite Subsidiaries have been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(vi) All material Taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to Granite or the Granite Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, other than Taxes being contested in good faith and for which adequate reserves have been made in Granite’s Financial Statements. Granite and Granite’s Subsidiaries have complied with all applicable information reporting requirements in all material respects.

(vii) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to Granite or Granite’s Subsidiaries. Neither Granite nor any of the Granite Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations that is still in effect with respect to, or any extension of a period for the assessment of, any Tax.

(viii) To the Knowledge of Granite, neither Granite nor any of the Granite Subsidiaries has engaged in any “listed transaction” as defined in Section 6707A(c)(2) of the Code and the regulations thereunder as a principal, as a material advisor or otherwise.

(ix) Except as may result from the transactions contemplated by this Agreement, including without limitation the transactions described in the Recitals hereto, none of the net operating loss carryforwards, unrealized built-in losses, tax credits, or capital loss carryforwards for U.S. federal income tax purposes of Granite or any Granite Subsidiary is, as applicable, currently subject to limitation under Section 382 or 383 of the Code or Treasury Regulations Section 1.1502-15 or -21 or otherwise.

(x) Granite is not, and has not been, a United States real property holding corporation within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(y) Labor.

(i) Employees of Granite and the Granite Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees. No labor organization or group of employees of Granite or any Granite Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Granite, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, nor have there been in the last three years. There are no strikes, work stoppages, slowdowns, labor picketing lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of Granite, threatened against or involving Granite or any Granite Subsidiary, nor have there been for the last three years.

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Granite and the Granite Subsidiaries are in compliance with all (i) federal and state Laws and requirements respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment and workers’ compensation and (ii) obligations of Granite and the Granite Subsidiaries, as applicable, under any employment agreement, severance agreement or any similar employment related agreement or understanding.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no charge or complaint pending or, to the Knowledge of Granite, threatened before any Governmental Authority alleging unlawful discrimination in employment practices, unfair labor practices or other unlawful employment practices by Granite or any Granite Subsidiary.

(z) Brokers and Finders. Except for Keefe, Bruyette & Woods, Inc., and the fees payable thereto (which fees are to be paid by Granite), neither Granite nor any of its officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for Granite in connection with this Agreement or the Merger. Copies of Granite’s agreements with Keefe, Bruyette & Woods, Inc. have been made available to FNB.

(aa) Loan Portfolio. The characteristics of the loan portfolio of Granite Bank have not materially and adversely changed from the characteristics of the loan portfolio as of December 31, 2010.

(bb) Investment Company Status. Granite is not, and upon consummation of the transactions contemplated by this Agreement will not be, an “investment company,” a company controlled by an “investment company” or an “affiliated Person” of, or “promoter” or “principal underwriter” of, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

(cc) Affiliate Transactions. No officer, director, five percent (5%) shareholder or other Affiliate of Granite (or any Granite Subsidiary), or any individual who, to the Knowledge of Granite, is related by marriage or adoption to or shares the same home as any such Person, or any entity which, to the Knowledge of Granite, is controlled by any such Person is a party to any contract or transaction with Granite (or any Granite Subsidiary) which pertains to the business of Granite (or any Granite Subsidiary) or has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the business of Granite (or any Granite

Subsidiary). The foregoing representation and warranty does not cover deposits at Granite (or any Granite Subsidiary) or extensions of credit of $100,000 or less made in the ordinary course of business in compliance with Regulation O and other applicable Law.

(dd) Anti-Takeover Provisions Not Applicable. The Granite Board has taken all necessary action to ensure that the transactions contemplated by this Agreement and the consummation of the Merger will be exempt from any anti-takeover or similar provisions of the Granite Certificate or Granite Bylaws (the “Takeover Provisions”) and Section 203 of the DGCL and any other provisions of any applicable “moratorium,” “control share,” “fair price,” “interested shareholder” or other anti-takeover Laws and regulations of any jurisdiction (collectively, “Takeover Laws”).

(ee) Knowledge of Conditions. As of the date of this Agreement, each of Granite and the Granite Subsidiaries knows of no reason why any Requisite Consent will not be obtained, provided, however, that neither Granite nor any of the Granite Subsidiaries makes any representation or warranty with respect to the management, capital or ownership structure of FNB or any of its Affiliates.

(ff) Opinion of Financial Advisor. Granite has received the opinion of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of such opinion, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Granite Stock, signed copies of which will be delivered for informational purposes to FNB as soon as practicable after the date of this Agreement.

(gg) ALLL. As of December 31, 2010, management of Granite reasonably believed that Granite’s ALLL was in compliance in all material respects with Granite’s existing methodology for determining its ALLL as well as the standards established by the Financial Accounting Standards Board, and such methodology is not inconsistent with the guidelines on ALLL issued by the FRB.

Section 4.03 Representations and Warranties of FNB and Merger Sub. Subject to Section 4.01 and except as Previously Disclosed, each of FNB and Merger Sub hereby represent and warrant to Granite as follows:

(a) Organization, Existence and Authority. FNB is a corporation duly organized and validly existing under the laws of the State of North Carolina. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of FNB and Merger Sub is duly qualified to do business and is in good standing under the laws of any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where any failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and has the corporate or other organizational power and authority to own its properties and assets and to carry on its business as it is now being conducted. FNB is registered as a bank holding company under the BHC Act. FNB Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States. The deposit accounts of FNB Bank are insured by the FDIC to the fullest extent permitted by law and FNB Bank is a member in good standing of the Federal Home Loan Bank of Atlanta.

(b) FNB Subsidiaries. FNB does not own beneficially, directly or indirectly, more than five percent (5%) of any class of equity securities or similar interests of any corporation, depository institution (as defined in 12. U.S.C. § 1831(c)(1)), business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture. FNB owns, directly or indirectly, all interests in its Subsidiaries free and clear of any and all Liens. The deposit accounts of FNB Bank are insured by the FDIC to the fullest extent permitted by the FDIA and the rules and regulations of the FDIC thereunder, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due (after giving effect to any applicable extensions). No proceedings for the revocation or termination of such deposit insurance are pending, or to the Knowledge of FNB, threatened. FNB beneficially owns all of the outstanding capital securities and has sole control of FNB Bank.

(c) Capitalization.

(i) The authorized capital stock of FNB consists of (i) 200,000 shares of FNB Preferred Stock, $10.00 par value, 51,500 of which has been designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A,” and (ii) 150,000,000 shares of FNB Common Stock, par value $2.50 per share. As of the close of business on the Capitalization Date, there were 11,424,390 shares of FNB Common Stock outstanding and 51,500 shares of FNB Preferred Stock outstanding. In addition, Treasury holds a warrant, dated February 13, 2009, to purchase 2,207,143 shares of FNB Common Stock at an exercise price of $3.50 per share. Since the Capitalization Date and through the date of this Agreement, except in connection with the transactions contemplated hereby, including the transactions described in the Recitals, FNB has not (i) issued or authorized the issuance of any shares of FNB Capital Stock, or any securities convertible into or exchangeable or exercisable for shares of FNB Capital Stock, (ii) reserved for issuance any shares of FNB Capital Stock or (iii) repurchased or redeemed, or authorized the repurchase or redemption of, any shares of FNB Capital Stock. As of the close of business on the Capitalization Date, other than in respect of the TARP Warrant and awards outstanding under or pursuant to the FNB Benefit Plans in respect of which an aggregate of 1,235,276 shares of FNB Common Stock have been reserved for issuance, no shares of FNB Capital Stock were reserved for issuance. All of the issued and outstanding shares of FNB Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. None of the outstanding shares of FNB Capital Stock or other securities of FNB or any of its Subsidiaries was issued, sold or offered by FNB or any of its Subsidiaries in violation of the Securities Act or the securities or blue sky laws of any state or jurisdiction, or any applicable securities laws in the relevant jurisdictions outside of the United States. No Voting Debt of FNB is issued and outstanding. As of the close of business on the Capitalization Date, except as set forth elsewhere in this Section 4.03(c) and for the TARP Warrant and 366,542 FNB Stock Options outstanding, FNB does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of, or securities or rights convertible into or exchangeable or exercisable for, any shares of FNB Capital Stock or any other equity securities of FNB or Voting Debt or any securities representing the right to purchase or otherwise receive any shares of FNB Capital Stock (including any rights plan or agreement). Each FNB Stock Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the FNB United Corp. 1993 Stock Compensation Plan or the FNB United Corp. 2003 Stock Compensation Plan (the “FNB Stock Plans”), as applicable, (ii) has an exercise or reference price equal to or greater than the fair market value of a share of FNB Common Stock at the close of business on the date of such grant, (iii) has a grant date identical to or following the date on which the FNB Board or compensation committee actually awarded such FNB Stock Option, (iv) otherwise is exempt from or complies with Section 409A of the Code so that the recipient of such FNB Stock Option is not subject to the additional taxes and interest pursuant to Section 409A of the Code and (v) except for disqualifying dispositions, qualifies for the tax and accounting treatment afforded to such FNB Stock Option in FNB’s Tax Returns and FNB’s financial statements, respectively.

(ii) The authorized capital stock of Merger Sub consists of 100 shares of common Stock, par value $0.001 per share, of which 100 shares are issued and outstanding. All of the outstanding shares of Merger Sub common stock are owned of record and beneficially by FNB.

(iii) The shares of FNB Common Stock to be issued in exchange for shares of Granite Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, will be listed on a NASDAQ stock market, will have the same rights as every other share of FNB Common Stock and will not be subject to preemptive rights.

(d) Authorization; No Conflicts; Shareholder Approval.

(i) Each of FNB and Merger Sub has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. Subject to (1) the written consent of FNB as sole stockholder of Merger Sub and (2) the FNB Shareholder Approval, which is the only vote of FNB shareholders required to perform this Agreement (including pursuant to the NCBCA, the FNB Articles, the FNB Bylaws and the NASDAQ Listing Rules), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of the part of FNB, Merger Sub and their respective boards of directors prior to the date hereof. This Agreement has been duly and validly executed and delivered by FNB and Merger Sub and, assuming due authorization, execution and delivery by Granite, is the valid and binding obligation of FNB and Merger Sub enforceable against FNB and Merger Sub in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles (whether applied in equity or at law).

(ii) The FNB Board, at a meeting duly called and held, by the unanimous vote of the directors present at such meeting, duly adopted resolutions (i) approving this Agreement, the Merger and the other transactions contemplated hereby and thereby, (ii) determining that the terms of the Merger are fair to and in the best interests of FNB’s shareholders and that the other transactions contemplated hereby are in the best interests of FNB’s shareholders, (iii) declaring the Agreement advisable, and (iv) recommending to FNB’s shareholders that they approve the issuance of the shares of FNB Common Stock in the Merger (such recommendation, the “FNB Recommendation”), and directing that such matter be submitted for consideration by FNB’s shareholders at the FNB Shareholders Meeting, which resolutions have not been subsequently rescinded, modified or withdrawn in any way. The approval of this Agreement and the Merger described in the previous sentence is sufficient under Article IX, Paragraph (b) of the Company’s articles of incorporation to cause Article IX, Paragraph (a) of the Company’s articles of incorporation to be inapplicable to the Granite Merger.

(iii) Neither the execution and delivery by FNB or Merger Sub of this Agreement nor the consummation of the transactions contemplated hereby (including the Merger), nor compliance by FNB or Merger Sub with any of the provisions hereof, will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Liens upon any of the properties or assets of FNB or any of its Subsidiaries, under any of the terms, conditions or provisions of (1) FNB Articles or FNB Bylaws (or similar governing documents) or the articles or certificate of incorporation or bylaws (or similar governing documents) of any FNB Subsidiary or (2) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FNB or any of its Subsidiaries is a party or by which it may be bound, or to which FNB or any of its Subsidiaries, or any of the properties or assets of FNB or any of its Subsidiaries may be subject, or (B) subject to receipt of the Requisite Consents and the FNB Shareholder Approval, violate any Laws applicable to FNB or any of its Subsidiaries or any of their respective properties or assets except in the case of clauses (A)(2) and (B) for such violations, conflicts and breaches as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Required Consents. No Governmental Consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by FNB, Merger Sub or any of its other Subsidiaries in connection with the execution, delivery or performance by FNB and Merger Sub of this Agreement or to consummate the Merger except for (A) the filing of applications or notices, as applicable, with the federal and state banking authorities; (B) the filing and declaration of effectiveness of the Registration Statement; (C) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to Section 251 of the DGCL; (D) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of FNB Common Stock in the Merger; (E) the expiration or termination of the applicable waiting period under the HSR Act; (F) receipt of the approvals as required by Section 6.01(b)and (e); (G) approvals of the FRB and OCC as required under the FNB Regulatory Orders; and (H) the FNB Shareholder Approval. As of the date hereof, FNB is not aware of any reason why the approvals required by Section 6.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 6.01(b).

(f) Litigation and Other Proceedings. There is no pending or, to the Knowledge of FNB, threatened Action against FNB or any of its Subsidiaries or any of its assets, rights or properties which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on FNB and its Subsidiaries, taken as a whole, nor is FNB or any of its Subsidiaries a party or named as subject to the provisions of any order, writ, injunction, settlement, judgment or decree of any court, arbitrator or government agency, or instrumentality which, if adversely determined would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no Action by FNB or any FNB Subsidiary pending or which FNB or any FNB Subsidiary intends to initiate (other than collection claims in the ordinary course of business). No director or officer of FNB is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or claim of breach of fiduciary duty as of the date hereof. There has not been, and to the Knowledge of FNB, there is not pending or contemplated, any investigation by the SEC involving FNB or any current or former director or officer of FNB in his or her capacity as such.

(g) Financial Statements. Each of the consolidated balance sheets of FNB and its Subsidiaries and the related consolidated statements of income (loss), statements of shareholders’ equity and comprehensive income (loss) and cash flows, together with the notes thereto, for the last five (5) years included in any FNB Report filed with the SEC (the “FNB Financial Statements”), (i) have been prepared from, and are in accordance with, the books and records of FNB and its Subsidiaries, (ii) complied, as of their respective date of such filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis and (iv) present fairly in all material respects the consolidated financial position of FNB and its Subsidiaries at the dates and the consolidated results of operations, changes in shareholders’ equity and cash flows of FNB and its Subsidiaries for the periods stated therein (subject to the absence of notes and normal and recurring year-end audit adjustments not material to the financial condition of FNB and its Subsidiaries in the case of FNB’s unaudited interim financial statements).

(h) Reports. Since December 31, 2007, FNB and each of its Subsidiaries have filed all material reports, registrations, documents, filings, statements and submissions, together with any required amendments thereto, that it was required to file with any Governmental Authority (the foregoing, collectively, the “FNB Reports”) and have paid all material fees and assessments due and payable in connection therewith. As of their respective filing dates, the FNB Reports complied in all material respects with all applicable Laws. As of the date of this Agreement, there are no outstanding comments from the SEC or any other Governmental Authority with respect to any FNB Report that were enumerated within such report or otherwise were the subject of written correspondence with respect thereto. Each of the FNB Reports filed or furnished with the SEC, including the documents incorporated by reference in it, contained all the information required to be included in it when it was filed and, as of the date of such FNB Report, or if amended prior to the date of this Agreement, as of the date of such amendment, did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading and complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. No executive officer of FNB has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002. Copies of all material FNB Reports not otherwise publicly filed have, to the extent allowed by applicable Law, been made available to Granite by FNB.

(i) Internal Accounting and Disclosure Controls; Off Balance Sheet Arrangements.

(i) The records, systems, controls, data and information of FNB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FNB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. FNB (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15 promulgated under the Exchange Act) to ensure that material information relating to FNB, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of FNB by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to FNB’s outside auditors and the audit committee of the FNB Board (y) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15 promulgated under the Exchange Act) that are reasonably likely to adversely affect FNB’s ability to record, process, summarize and report financial information and (z) any fraud, whether or not material, that involves management or other employees who have a significant role in FNB’s internal controls over financial reporting. As of the date hereof, FNB has no Knowledge of any reason that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to Sections 302, 404 and 906 of the Sarbanes-Oxley Act, without qualification (except to extent expressly permitted by such rules and regulations), when next due. Since December 31, 2007, (1) neither FNB or any of its Subsidiaries nor, to the Knowledge of FNB, any director, officer, employee, auditor, accountant or representative of FNB or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting practices, procedures, methodologies or methods of FNB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FNB or any of its Subsidiaries has engaged in questionable accounting practices, and (2) no attorney representing FNB or any of its Subsidiaries, whether or not employed by FNB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by FNB, any FNB Subsidiary or any of their respective officers, directors, employees or agents to the FNB Board or any committee thereof or to any director or officer of FNB or any FNB Subsidiary.

(ii) There is no transaction, arrangement or other relationship between FNB and any FNB Subsidiary and an unconsolidated or other Affiliated entity that is not reflected in the FNB Financial Statements.

(j) Risk Management Instruments. All material derivative instruments, including swaps, caps, floors and option agreements entered into for FNB’s or any of its Subsidiaries’ own account were entered into (i) only in the ordinary course of business consistent with past practice, (ii) in accordance with prudent practices and in all material respects with all applicable Laws and (iii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of FNB or its Subsidiaries, as applicable, enforceable in accordance with its terms. Neither FNB nor, to the Knowledge of FNB, any other party thereto is in breach of any of its material obligations under any such agreement or arrangement.

(k) No Undisclosed Liabilities. There are no liabilities of FNB or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except for (i) liabilities adequately reflected or reserved against in accordance with GAAP in FNB’s audited balance sheet as of December 31, 2010 and (ii) liabilities that have arisen in the ordinary and usual course of business and consistent with past practice since December 31, 2010 and which have not had or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(l) Mortgage Banking Business. FNB and each of its Subsidiaries have complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by FNB or any of its Subsidiaries has satisfied, in all material respects (i) all Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between FNB or any of its Subsidiaries and any Agency, Loan Investor or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan. No Agency, Loan Investor or Insurer has (x) claimed in writing that FNB or any of its Subsidiaries has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by FNB or any of its Subsidiaries to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (y) imposed in writing material restrictions on the activities (including commitment authority) of FNB or any of its Subsidiaries or (z) indicated in writing to FNB or any of its Subsidiaries that it has terminated or intends to terminate its relationship with FNB or any of its Subsidiaries for poor performance, poor loan quality or concern with respect to FNB’s or any of its Subsidiaries’ compliance with Laws.

(m) Bank Secrecy Act; Anti-Money Laundering; OFAC; and Customer Information. Neither FNB nor Merger Sub are aware of, have been advised of, or, to the Knowledge of FNB, have any reason to believe that any facts or circumstances exist that would cause FNB or any of its Subsidiaries to be deemed to be (i) not operating in compliance, in all material respects, with the Bank Secrecy Act of 1970, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the USA PATRIOT Act), any order or regulation issued by OFAC, or any other applicable anti-money laundering or anti-terrorist-financing statute, rule or regulation or (ii) not operating in compliance in all material respects with the applicable privacy and customer information requirements contained in any federal or state privacy Laws and regulations, including without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder. FNB is not aware of any facts or circumstances that would cause it to believe that any nonpublic customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it to undertake any material remedial action. FNB and each of the FNB Subsidiaries, other than Merger Sub, have adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with the USA PATRIOT Act, and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and they have complied in all respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(n) Certain Payments. Neither FNB nor any of its Subsidiaries, nor any directors, officers, nor to the Knowledge of FNB, employees or any of their Affiliates or any other Person who to the Knowledge of FNB is associated with or acting on behalf of FNB or any of its Subsidiaries has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment in violation of any Law to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business for FNB or any of its Subsidiaries, (B) to pay for favorable treatment for business secured by FNB or any of its Subsidiaries, or (C) to obtain special concessions or for special concessions already obtained, for or in respect of FNB or any of its Subsidiaries or (ii) established or maintained any fund or asset with respect to FNB or any of its Subsidiaries that was required by Law or GAAP to have been recorded and was not recorded in the books and records of FNB or any of its Subsidiaries.

(o) Absence of Certain Changes. Since December 31, 2010, (i) FNB and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary and usual course of business, (ii) neither FNB nor any of its Subsidiaries has issued any securities (other than FNB Common Stock and FNB Stock Options and other equity-based awards issued prior to the date of this Agreement pursuant to any FNB equity incentive plans) or incurred any liability or obligation, direct or contingent, for borrowed money, except borrowings in the ordinary course of business, (iii) FNB has not made or declared any distribution in cash or in kind to its shareholders or issued or repurchased any shares of its Capital Stock, (iv) no fact, event, change, condition, development, circumstance or effect has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to FNB and its Subsidiaries, taken as a whole, and (v) no material default (or event which, with notice or lapse of time, or both, would constitute a material default) exists on the part of FNB or any of its Subsidiaries or, to the Knowledge of FNB, on the part of any other party, in the due performance and observance of any term, covenant or condition of any agreement to which FNB or any of its Subsidiaries is a party and which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(p) Compliance with Laws. FNB and each of its Subsidiaries have all material permits, licenses, franchises, authorizations, orders and approvals of, and have made all material filings, applications and registrations with, Governmental Authorities that are required in order to permit them to own or lease their properties and assets and to carry on their business as presently conducted and that are material to the business of FNB and each of its Subsidiaries. FNB and each of its Subsidiaries have complied in all material respects with all, and (i) are not in default or violation in any respect of, (ii) are not under investigation with respect to, and (iii) have not been threatened to be charged with or given notice of any material violation of, any applicable Law, other than such noncompliance, defaults, violations or investigations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except for statutory or regulatory restrictions of general application, restrictions applicable to recipients of funds under the Troubled Asset Relief Program, the written agreement of FNB with the FRB entered into on October 21, 2010, the Consent Order issued to FNB Bank by the OCC on July 22, 2010, and the Prompt Corrective Action Notice issued to FNB Bank by the OCC on November 1, 2010 (together, the “FNB Regulatory Orders”), no Governmental Authority has placed any material restriction on the business or properties of FNB or any of its Subsidiaries. As of the date hereof, FNB Bank has a Community Reinvestment Act rating of “satisfactory” or better and FNB has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances that could reasonably be expected to result in FNB Bank having its current rating lowered.

(q) Agreements with Regulatory Agencies. Except for the FNB Regulatory Orders, (i) FNB and its Subsidiaries (A) are not subject to any cease-and-desist or other similar order or enforcement action issued by, (B) are not a party to any written agreement, consent agreement or memorandum of understanding with, (C) are not a party to any commitment letter or similar undertaking with, and (D) are not subject to any capital directive by, any Governmental Authority, and (ii) since December 31, 2010, neither FNB or any of its Subsidiaries has entered into any Regulatory Agreement, nor has FNB or any of its Subsidiaries been advised since December 31, 2010 by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement. FNB and its Subsidiaries are in compliance in all material respects with each Regulatory Agreement to which they are party or subject, and FNB and its Subsidiaries have not received any notice from any Governmental Authority indicating that either FNB or any of its Subsidiaries is not in compliance in all material respects with any such Regulatory Agreement.

(r) Material Contracts. Each contract or agreement of the nature set forth in Section 4.02(r)(i) through (xv) (substituting a threshold of $250,000) to which FNB or any FNB Subsidiary is a party or to which the property, assets or business of FNB or such Subsidiary is subject (each, a “FNB Material Contract”) (A) is legal, valid and binding on FNB and the FNB Subsidiaries which are a party to such contract, (B) is in full force and effect and enforceable in accordance with its terms and (C) will continue to be legal, valid, binding, enforceable, and in full force and effect in all material respects following the consummation of

Merger, except in the cases of (B) and (C) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general. Neither FNB nor any of its Subsidiaries, nor to the Knowledge of FNB, any other party thereto is in material violation or default under any FNB Material Contract. No benefits under any FNB Material Contract will be increased, and no vesting of any benefits under any FNB Material Contract will be accelerated, by the occurrence of the Merger, nor will the value of any of the benefits under any FNB Material Contract be calculated on the basis of any of the transactions contemplated by this Agreement. FNB and its Subsidiaries, and to the Knowledge of FNB, each of the other parties thereto, have performed in all material respects all material obligations required to be performed by them under each FNB Material Contract, and to the Knowledge of FNB, no event has occurred that with notice or lapse of time would constitute a material breach or default or permit termination, modification, or acceleration, under the FNB Material Contracts.

(s) Insurance. FNB and each of its Subsidiaries are presently insured, and have been insured for at least the past five years, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the policies, bonds and other arrangements providing for the foregoing (the “FNB Insurance Policies”) are in full force and effect, the premiums due and payable thereon have been or will be timely paid through the Effective Time, and there is no material breach or default (and no condition exists or event has occurred that, with the giving of notice or lapse of time or both, would constitute such a material breach or default) by FNB or any of its Subsidiaries under any of FNB Insurance Policies or, to the Knowledge of FNB, by any other party to FNB Insurance Policies. Neither FNB nor any of its Subsidiaries has received any written notice of cancellation or non-renewal of any FNB Insurance Policy nor, to the Knowledge of FNB, is the termination of any such policies threatened in writing by the insurer, and there is no material claim for coverage by FNB or any of its Subsidiaries pending under any of such FNB Insurance Policies as to which coverage has been denied or disputed by the underwriters of such FNB Insurance Policies or in respect of which such underwriters have reserved their rights.

(t) Title. FNB and its Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and valid title to all material personal property owned by them, in each case free and clear of all Liens, except for Liens which do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by FNB or any of its Subsidiaries. Any real property and facilities held under lease by FNB or its Subsidiaries are valid, subsisting and enforceable leases with such exceptions that are not material and do not interfere with the use made and proposed to be made of such property and facilities by FNB or its Subsidiaries.

(u) Intellectual Property Rights. FNB and its Subsidiaries own or possess adequate rights or licenses to use all Intellectual Property Rights used in or necessary to conduct their businesses as conducted on the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of FNB, no product or service of FNB or its Subsidiaries infringes the Intellectual Property Rights of others. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, FNB and its Subsidiaries have not received notice of any claim being made or brought, or, to the Knowledge of FNB, being threatened, against FNB or any of its Subsidiaries regarding (i) their Intellectual Property Rights, or (ii) the products or services of FNB or its Subsidiaries infringing the Intellectual Property Rights of others. To the Knowledge of FNB, there are no facts or circumstances that would reasonably be expected to give rise to any of the foregoing claims. The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation used in the business of FNB and its Subsidiaries (the “FNB IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with the business of FNB and its Subsidiaries. To the Knowledge of FNB, no person has gained unauthorized access to the FNB IT Assets. FNB and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices. FNB and its Subsidiaries take reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of customer, employee and other confidential information. FNB and the FNB Subsidiaries have complied in all material respects with all internet domain name registrations and other requirements of internet domain registrars concerning internet domain names that are used in and material to the business.

(v) Employee Benefits.

(i) With respect to each FNB Benefit Plan, FNB has provided to Granite a current, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) the FNB Benefit Plan, the related trust agreement or other funding instrument (if any), and any other related documents (including all amendments to such FNB Benefit Plan and related documents); (B) the most recent determination or opinion letter, if applicable; (C) any summary plan description and other material written communications, other than individual pension benefit statements provided in accordance with Section 105 of ERISA, (or a description of any oral communications) by FNB and its Subsidiaries to any current or former employee or director of FNB or any of its Subsidiaries (the “FNB Employees”) or other beneficiaries concerning the extent of the benefits provided under a FNB Benefit Plan; (D) a summary of any proposed material amendments or material changes anticipated by FNB to be made to the FNB Benefit Plans at any time within the twelve months immediately following the date hereof, excluding any amendments or changes contemplated by this Agreement or required by Law; (E) all material communications to or from the IRS or any other Governmental Authority relating to each FNB Benefit Plan; and (F) for the three most recent years (x) the Form 5500 and attached schedules, (y) audited financial statements and (z) actuarial valuation reports.

(ii) (A) Each FNB Benefit Plan has been established, operated and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other Laws; (B) each FNB Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified (and each corresponding trust is exempt under Section 501 of the Code) and has received or is the subject of a favorable determination letter or uses a prototype document that is subject to a favorable opinion letter relating to the most recently completed IRS remedial amendment period cycle, and nothing has occurred (whether by action or failure to act) that could reasonably be expected to adversely affect the qualified status of any FNB Benefit Plan (or the exempt status of any related trust) or require the filing of a submission under the IRS’s EPCRS or the taking of other corrective action pursuant to EPCRS in order to maintain such qualified (or exempt) status, and no FNB Benefit Plan is the subject of any pending correction or application under EPCRS; (C) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability has occurred with respect to any FNB Benefit Plan, no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has been engaged in by FNB or any of its Subsidiaries with respect to any FNB Benefit Plan that has or is expected to result in any material liability, and no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any FNB Benefit Plan; (D) no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by FNB or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any ERISA Affiliate; (E) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of FNB or any of its Subsidiaries; (F) except as expressly contemplated by this Agreement, there is no present intention by FNB that any FNB Benefit Plan be materially amended, suspended or terminated, or otherwise modified to change benefits (or the levels thereof) in a manner that results in an increased cost to FNB or any of its Subsidiaries (other than an immaterial increase in administrative costs or changes required by Law) under any FNB Benefit Plan at any time within the twelve months immediately following the date hereof; (G) FNB and its Subsidiaries have not incurred any current or projected liability under any FNB Benefit Plan (or any other plan or arrangement to which FNB or a Subsidiary thereof is a party) in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of FNB or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other Laws; (H) each of the FNB Benefit Plans that is intended to satisfy the requirements of Section 125, 423 or 501(c)(9) of the Code satisfies such requirements; (I) no FNB Benefit Plan is funded through a “welfare benefit fund” as defined in Section 419 of the Code; and (J) all contributions required to have been made under the terms of any FNB Benefit Plan or pursuant to ERISA and the Code have been timely made and, to the extent required, all obligations in respect of each FNB Benefit Plan have been properly accrued and reflected in the FNB Financial Statements.

(iii) With respect to each of the FNB Benefit Plans that is not a multiemployer plan within the meaning of Section 4001(a)(iii) of ERISA but is subject to Title IV of ERISA, as of the Effective Time, the assets of each such FNB Benefit Plan are at least equal in value to the present value of the accrued benefits (vested and unvested) of the participants in such FNB Benefit Plan on a termination and projected benefit obligation basis, based on the actuarial methods and assumptions indicated in the most recent applicable actuarial valuation reports.

(iv) Neither FNB nor any of its Subsidiaries (nor any ERISA Affiliate) maintains or contributes to, or within the last ten years has maintained or contributed to, a “multiemployer plan” within the meaning of Section 4001(a)(iii) of ERISA) or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(v) With respect to any FNB Benefit Plan, (A) no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of FNB, threatened, (B) no facts or circumstances exist that could reasonably be expected to give rise to any such material actions, suits or claims, (C) no written or oral communication has been received from PBGC in respect of any FNB Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein, (D) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the IRS or any other Governmental Authority are pending, in progress or, to the Knowledge of FNB, threatened (including, without limitation, any routine requests for information from the PBGC), and (E) there is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against or in favor of any FNB Benefit Plan or any fiduciary thereof (other than rules of general applicability). With respect to each FNB Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no FNB Benefit Plan has failed to satisfy minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA), whether or not waived; and (ii) there has been no determination that any FNB Benefit Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA). None of the assets of FNB, any of its Subsidiaries, or any ERISA Affiliate are subject to any lien arising under ERISA or Subchapter D of Chapter 1 of the Code, and no condition exists that presents a material risk of any such lien arising.

(vi) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, could result in or is a precondition to (A) any payment (including severance, unemployment compensation or “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of FNB or any of its Subsidiaries from FNB or any of its Subsidiaries under any FNB Benefit Plan or otherwise, (B) any increase in compensation or benefits otherwise payable under any FNB Benefit Plan, (C) any acceleration of the time of payment or vesting of any such benefits, (D) the requirement to fund or increase the funding of any such benefits (through a grantor trust or otherwise), (E) except as otherwise provided in this Agreement, any limitation on the right of FNB or any of its Subsidiaries to (1) amend, merge or terminate any FNB Benefit Plan or related trust or (2) receive a reversion of assets from any FNB Benefit Plan or related trust, (F) the renewal or extension of the term of any agreement regarding the compensation of any FNB Employee, or (G) any payments under any of the FNB Benefit Plans or otherwise which would not be deductible under Section 280G of the Code. Except as otherwise provided in this Agreement, neither FNB nor any of its Subsidiaries has taken, or permitted to be taken, any action that required, and no circumstances exist that will require, the funding, or the increase in the funding, of any benefits under any FNB Benefit Plan or resulted, or will result, in any limitation on the right of FNB or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any FNB Benefit Plan or related trust.

(vii) Each FNB Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the IRS. No compensation payable by FNB or any of its Subsidiaries has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code.

(viii) FNB and its Subsidiaries have complied in full with the TARP Standards for Compensation and Corporate Governance and all other applicable Laws promulgated with respect thereto or otherwise relating to the United States Department of the Treasury’s Troubled Asset Relief Program (TARP) Capital Purchase Program (including without limitation obtaining any waivers of rights to compensation and benefits from such senior executive officers and other employees as may be necessary to comply with the TARP Capital Purchase Program).

(ix) No FNB Benefit Plan subject to Title I of ERISA holds any “employer security” or “employer real property” (each as defined in Section 407(d) of ERISA).

(x) All workers’ compensation benefits paid or payable to any FNB Employee are fully insured by a third party insurance carrier.

(xi) No FNB Benefit Plan subject to Section 105(h) of the Code, Section 2716 of the Public Health Service Act, or (to the extent it incorporates Section 2716 of the Public Health Service Act) Section 9815 of the Code or Section 715 of ERISA, to the Knowledge of FNB, has failed to comply with the requirements thereof.

(xii) Each Person who performs services for FNB or any of its Subsidiaries, has been, and is, properly classified by FNB or its Subsidiary, as applicable, as an employee or independent contractor.

(w) Environmental Laws. FNB and its Subsidiaries (i) are in compliance with any and all Environmental Laws, (ii) have received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct their business, (iii) are in compliance with all terms and conditions of any such permit, license or approval, (iv) have not owned or operated any property that has been contaminated with any Hazardous Substance that would reasonably be expected to result in liability pursuant to any Environmental Law, (v) to the Knowledge of FNB, are not liable for Hazardous Substance disposal or contamination on any third party property, (vi) have not received any notice, demand, letter, claim or request for information indicating that it may be in violation of or subject to liability under any Environmental Law and (vii) are not subject to any circumstances or conditions that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any property in connection with any Environmental Law, except where, in each of the foregoing clauses, the failure to so comply would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(x) Taxes.

(i) All income and other material Tax Returns required to be filed by, or on behalf of, FNB or its Subsidiaries have been timely filed, or will be timely filed, or a proper extension of the required time for filing has been or will be obtained, in accordance with all Laws, and all such Tax Returns are, or shall be at the time of filing, complete and correct in all material respects. FNB and its Subsidiaries have timely paid all material Taxes due and payable (whether or not shown on such Tax Returns), or, where payment is not yet due, have made adequate provisions in accordance with GAAP. There are no Liens with respect to Taxes upon any of the assets or properties of either FNB or its Subsidiaries other than with respect to Taxes not yet due and payable.

(ii) No deficiencies for any material Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of FNB or its Subsidiaries, and there is no outstanding audit, assessment, dispute or claim concerning any material Tax liability of FNB or its Subsidiaries. To the Knowledge of FNB, no written claim has ever been made by any Governmental Authority in a jurisdiction where neither FNB nor any of its Subsidiaries files Tax Returns that FNB or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(iii) Neither FNB nor its Subsidiaries (A) are or have ever been a member of an affiliated group (other than a group the common parent of which is FNB) filing a joint, combined or consolidated Tax Return or (B) have any liability for Taxes of any Person (other than FNB or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract, or otherwise.

(iv) Neither FNB nor its Subsidiaries are party to, are bound by or have any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(v) Neither FNB nor its Subsidiaries have been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(vi) All material Taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to FNB or its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority, other than Taxes being contested in good faith and for which adequate reserves have been made in FNB’s Financial Statements. FNB and its Subsidiaries have complied with all applicable information reporting requirements in all material respects.

(vii) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to FNB or its Subsidiaries. Neither FNB nor any of its Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations that is still in effect with respect to, or any extension of a period for the assessment of, any Tax.

(viii) To the Knowledge of FNB, neither FNB nor any of its Subsidiaries has engaged in any “listed transaction” as defined in Section 6707A(c)(2) of the Code and the regulations thereunder as a principal, as a material advisor or otherwise.

(ix) Except as may result from the transactions contemplated by this Agreement, including without limitation the transactions described in the Recitals hereto, (A) none of the net operating loss carryforwards, unrealized built-in losses, tax credits, or capital loss carryforwards for U.S. federal income tax purposes of FNB or any of its Subsidiaries is, as applicable, currently or will be following the Closing (excluding those of Granite and any of its Subsidiaries) subject to limitation under Section 382 or 383 of the Code or Treasury Regulations Section 1.1502-15 or -21 or otherwise, (B) all of the Common Stock is owned by a single “direct public group” (within the meaning of Treasury Regulation Section 1.382-2T(j)(2)(ii) and (C) there are no “5-percent shareholders” (within the meaning of Section 382(k)(7) of the Code and the Treasury Regulations promulgated thereunder) of Common Stock, nor have there been any such shareholders within the past three years. FNB has no reason to believe that the opinion from KPMG LLP delivered pursuant to Section 6.02(e) is incorrect.

(x) FNB is not, and has not been, a United States real property holding corporation within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(y) Labor.

(i) Employees of FNB and its Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees. No labor organization or group of employees of FNB or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of FNB, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, nor have there been in the last three years. There are no strikes, work stoppages, slowdowns, labor picketing lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of FNB, threatened against or involving FNB or any of its Subsidiaries, nor have there been any for the last three years.

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, FNB and its Subsidiaries are in compliance with all (i) federal and state Laws and requirements respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment and workers’ compensation and (ii) obligations of FNB and the FNB Subsidiaries, as applicable, under any employment agreement, severance agreement or any similar employment related agreement or understanding.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no charge or complaint pending or, to the Knowledge of FNB, threatened before any Governmental Authority alleging unlawful discrimination in employment practices, unfair labor practices or other unlawful employment practices by FNB or any of its Subsidiaries.

(z) Brokers and Finders. Except for Sandler O’Neill & Partners, L.P. and Howe Barnes Hoefer & Arnett, Inc., and the fees payable thereto (which fees are to be paid by FNB), neither FNB nor any of its officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for FNB in connection with this Agreement or the Merger.

(aa) Loan Portfolio. The characteristics of the loan portfolio of FNB Bank have not materially and adversely changed from the characteristics of the loan portfolio as of December 31, 2010.

(bb) Investment Company Status. FNB is not, and upon consummation of the transactions contemplated by this Agreement will not be, an “investment company,” a company controlled by an “investment company” or an “affiliated Person” of, or “promoter” or “principal underwriter” of, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

(cc) Affiliate Transactions. No officer, director, five percent (5%) shareholder or other Affiliate of FNB (or any of its Subsidiaries), or any individual who, to the Knowledge of FNB, is related by marriage or adoption to or shares the same home as any such Person, or any entity which, to the Knowledge of FNB, is controlled by any such Person, is a party to any contract or transaction with FNB (or any of its Subsidiaries) which pertains to the business of FNB (or any of its Subsidiaries) or has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the business of FNB (or any of its Subsidiaries). The foregoing representation and warranty does not cover deposits at FNB (or any of its Subsidiaries) or extensions of credit of $250,000 or less made in the ordinary course of business in compliance with Regulation O and other applicable Law.

(dd) Anti-Takeover Provisions Not Applicable. The FNB Board has taken all necessary action to ensure that the transactions contemplated by this Agreement and the consummation of the Merger will be exempt from any anti-takeover or similar provisions of the FNB Articles or FNB Bylaws and Articles 9 and 9A of the NCBCA and any other provisions of any applicable “moratorium,” “control share,” “fair price,” “interested shareholder” or other anti-takeover Laws and regulations of any jurisdiction.

(ee) Knowledge of Conditions. As of the date of this Agreement, each of FNB and the FNB Subsidiaries knows of no reason why any Requisite Consent will not be obtained, provided, however, that neither FNB nor any of the FNB Subsidiaries makes any representation or warranty with respect to the management, capital or ownership structure of Granite or any of its Affiliates.

(ff) Rights Plan. The Board of Directors has approved and adopted the Tax Benefits Preservation Plan (including the Amendment to Tax Benefits Preservation Plan) set forth in Section 4.03(ff) of the Disclosure Schedule (as amended, the “Rights Plan”) and has instructed the officers of the Company to take such steps as are necessary or advisable to implement and put into effect the Rights Plan as soon as practicable after the date of this Agreement. As soon as practicable but in any event within 30 days after the date hereof, the Company shall have caused the rights agent under the Rights Plan to have executed and delivered to the Company the amendment to the Rights Plan in the form set forth on Section 4.03(ff) of the Disclosure Schedule.

(gg) ALLL . As of December 31, 2010, management of FNB reasonably believed that FNB’s ALLL was in compliance in all material respects with FNB’s existing methodology for determining its ALLL as well as the standards established by the Financial Accounting Standards Board, and such methodology is not inconsistent with the guidelines on ALLL issued by the FRB.

(hh) Financial Capacity. As of the Effective Time, FNB shall have a sufficient number of authorized but unissued shares to fulfill its obligations with respect to the Merger Consideration.

ARTICLE V — COVENANTS

Section 5.01 Forbearances of Granite. From the date hereof until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 7.01, except as (i) expressly contemplated by this Agreement, including without limitation the transactions described in the Recitals of this Agreement, (ii) set forth on Schedule 5.01, and/or (ii) required by applicable Law, without the prior written consent of FNB, which consent shall not be unreasonably withheld, Granite shall not, and shall cause each of its Subsidiaries not to:

(a) Ordinary Course. (i) Conduct the business of Granite and its Subsidiaries other than in the ordinary and usual course or fail to use their commercially reasonable efforts to preserve intact their business, organization, goodwill and assets and maintain their rights, franchises and existing relationships with customers, suppliers, employees and business associates, or voluntarily take any action which has or is reasonably likely to have an adverse affect upon Granite’s ability to perform any of its material obligations under this Agreement, or (ii) enter into any new line of business or change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority.

(b) Capital Stock. Issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any Capital Stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such Capital Stock, voting securities or convertible or exchangeable securities, other than any issuance of Common Stock on exercise of any Granite Stock Options outstanding on the date of this Agreement and listed on Section 4.02(c) of the Disclosure Schedule;

(c) Dividends, Etc. Make, declare, pay or set aside for payment any dividend, on or in respect of, or set a record date for or declare or make any distribution on, or directly or indirectly redeem, purchase, adjust, split, combine, reclassify or otherwise acquire, any shares of its Capital Stock or other equity interest or any securities or obligations convertible into or exchangeable for any shares of its Capital Stock or other equity interests;

(d) Compensation; Employment Agreements; Etc. Terminate, enter into, amend, modify (including by way of interpretation), renew or grant any waiver or consent under any employment, offer, consulting,

severance, change in control or similar contract, agreement or arrangement with any director, officer, employee or consultant (other than, with respect to non-executive officers, employees or consultants, in the ordinary course of business; provided that, any contract agreement or arrangement that provides for payments or benefits to any director, officer, employee or consultant upon a change in control of Granite or Granite Bank shall not be deemed to be in the ordinary course of business) or make, grant or promise any bonus or any wage, salary or compensation increase to any director, officer, employee, sales representative or consultant (other than, with respect to non-executive officers, employees, sales representatives or consultants, in the ordinary course of business);

(e) Granite Benefit Plans. Terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under, renew or grant any waiver or consent under any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract (other than, with respect to group insurance and welfare employee benefits, in the ordinary course of business), plan or arrangement, or any trust agreement (or similar arrangement) related thereto, amend the terms of any outstanding equity-based award, take any action to accelerate the vesting, exercisability or payment (or fund or secure the payment) of any equity awards or other compensation or benefits payable thereunder or add any new participants to any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action) (other than, with respect to non-executive officers, employees or consultants, in the ordinary course of business);

(f) Other Employment-Related Changes. Make any other change in employment terms for any of its directors, officers, employees and consultants;

(g) Dispositions. Sell, transfer, lease, mortgage, pledge, grant a lien or security interest, or otherwise encumber or dispose of or discontinue any of its assets, deposits, business or properties, except sales of loans in the ordinary course of business consistent with past practice and in an aggregate amount not in excess of $75,000,000;

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity;

(i) Governing Documents. Amend the Granite Certificate or Granite Bylaws (or similar governing documents), or the certificate or articles of incorporation or bylaws (or similar governing documents) of any of Granite’s Subsidiaries;

(j) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles;

(k) Contracts. Except in the ordinary course of business consistent with past practice, enter into or terminate any Granite Material Contract or amend or modify in any material respect any existing Granite Material Contracts;

(l) Claims. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not create precedent for any other material claim, action or proceeding and that involves solely money damages in an amount less than $100,000 for any claim, or $250,000 in the aggregate;

(m) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VI not being satisfied (or in a Requisite Consent not being obtained on a timely basis), or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable Law;

(n) Risk Management. Except pursuant to applicable Law or regulation or as required by the Banking Department or other Regulatory Authority under the Granite Regulatory Orders, (i) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk and other risk;

(o) Indebtedness. Incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other Person, other than in the ordinary course of business;

(p) Capital Expenditures. Make any capital expenditure or commitments with respect thereto in an amount in excess of $25,000 for any item or project, or $100,000 in the aggregate for any related items or projects;

(q) New Offices, Office Closures, Etc. Close or relocate any offices at which business is conducted or open any new offices or ATMs, except as Previously Disclosed;

(r) Taxes. (1) Fail to prepare and file or cause to be prepared and filed in a manner consistent with past practice all Tax Returns (whether separate or consolidated, combined, group or unitary Tax Returns that include Granite or any of its Subsidiaries) that are required to be filed (with extensions) on or before the Effective Time, (2) make, change or revoke any material election (including any accounting method) in respect of Taxes, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund in respect of Taxes, (3) file an amended Tax Return, (4) fail to maintain the books, accounts and records of Granite or any of its Subsidiaries in accordance with past custom and practice, including without limitation, making the proper accruals for Taxes, bonuses, vacation and other liabilities and expenses, (5) incur any material Tax liability outside of the ordinary course of business, or (6) consent to any extension or waiver of any statute of limitations with respect to any Tax claim; or

(s) Commitments. Agree or commit to do any of the foregoing.

Section 5.02 Forbearances of FNB.

From the date hereof until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 7.01, except as (i) expressly contemplated by this Agreement, including without limitation the transactions described in the Recitals of this Agreement, (ii) set forth on Schedule 5.02, and/or (iii) required by applicable Law, without the prior written consent of Granite, which consent shall not be unreasonably withheld, conditioned or delayed, FNB shall not, and shall cause each of its Subsidiaries not to:

(a) Ordinary Course. (i) Conduct the business of FNB and its Subsidiaries other than in the ordinary and usual course or fail to use their commercially reasonable efforts to preserve intact their business organization, goodwill and assets and maintain their rights, franchises and existing relationships with customers, suppliers, employees and business associates, or voluntarily take any action which has or is reasonably likely to have an adverse affect upon FNB’s ability to perform any of its material obligations under this Agreement, or (ii) enter into any new line of business or change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority;

(b) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VI not being satisfied, or (C) a material violation of any provision of this Agreement;

(c) Capital Stock. Issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any Capital Stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such Capital Stock, voting securities or convertible or exchangeable securities, other than any issuance of Common Stock on exercise of any FNB Stock Options outstanding on the date of this Agreement; and

(d) Dividends, Etc. Make, declare, pay or set aside for payment any dividend, on or in respect of, or set a record date for or declare or make any distribution on, or directly or indirectly redeem, purchase, adjust, split, combine, reclassify or otherwise acquire, any shares of its Capital Stock or other equity interest or any securities or obligations convertible into or exchangeable for any shares of its Capital Stock or other equity interests;

(e) Dispositions. Sell, transfer, lease, mortgage, pledge, grant a lien or security interest, or otherwise encumber or dispose of or discontinue any of its assets, deposits, business or properties, except sales of loans in the ordinary course of business and in an aggregate amount not in excess of $150,000,000;

(f) Acquisitions. Other than in the ordinary course of business, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith) all or any portion of the assets, business, deposits or properties of any other entity;

(g) Governing Documents. Amend the FNB Articles or FNB Bylaws (or similar governing documents), or the certificate or articles of incorporation or bylaws (or similar governing documents) of any of FNB’s Subsidiaries; or

(h) Commitments. Agree or commit to do any of the foregoing.

Section 5.03 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Granite and FNB shall, and shall cause their respective Subsidiaries to use their reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Article VI hereof, and shall cooperate fully with the other party hereto to that end.

Section 5.04 Shareholder Approval.

(a) The Granite Board has resolved to recommend to the Granite stockholders that they approve this Agreement and will submit to its shareholders this Agreement and any other matters required to be approved by its shareholders to carry out the intentions of this Agreement. In furtherance of that obligation, as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act, Granite shall (i) take all lawful action to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the adoption of this Agreement and the approval of the Merger (including any adjournment or postponement, the “Granite Stockholders Meeting”) by the holders of a majority of the outstanding shares of Granite Stock entitled to vote thereon (the “Granite Stockholder Approval”), (ii) use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Granite’s stockholders and (iii) subject to Section 5.08, include the Granite Recommendation in the Joint Proxy Statement/Prospectus. The Granite Board shall not directly or indirectly (x) withdraw, modify or qualify in any manner adverse to FNB such Granite Recommendation or (y) take any other action or make any other public statement in connection with the Granite Stockholders Meeting, or in reference to an Acquisition Proposal, that is inconsistent with such Granite Recommendation except as and to the extent expressly permitted by Section 5.08. Subject to the fiduciary duties of the Granite Board and Section 5.08, Granite shall take all lawful action to solicit from its stockholders proxies in favor of the adoption of this Agreement and the approval of the Merger and shall take all other action necessary or advisable to secure the Granite Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, after consultation with FNB, Granite may adjourn or postpone the Granite Stockholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to Granite’s stockholders or, if as of the time for which the Granite Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of Granite Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Granite Stockholders Meeting. Granite shall otherwise coordinate and cooperate with FNB and its Affiliates with respect to the timing of the Granite Stockholders Meeting and will otherwise comply with all legal requirements applicable to the Granite Stockholders Meeting.

(b) The FNB Board has resolved to recommend to the FNB shareholders that they approve this Agreement and will submit to its shareholders this Agreement and any other matters required to be approved by its shareholders to carry out the intentions of this Agreement. In furtherance of that obligation, as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act, FNB shall (i) take all lawful action to duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement, the “FNB Shareholders Meeting”) for the purpose of obtaining approval of amendments to FNB’s certificate of incorporation necessary to consummate the transactions contemplated hereby, including, without limitation, the issuance of the shares of FNB Common Stock in the Merger (the “FNB Shareholder Approval”) and (ii) use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to FNB’s shareholders. Subject to the fiduciary duties of the FNB Board, (i) the FNB Board shall make the FNB Recommendation and include such recommendation in the Joint Proxy Statement/Prospectus, and (ii) neither the FNB Board nor any committee thereof shall withdraw or modify, or propose or resolve to withdraw or modify in a manner adverse to Granite, the FNB Recommendation. Subject to the fiduciary duties of the FNB Board, FNB shall take all action that is both commercially reasonable and lawful to solicit from its shareholders proxies in favor of the FNB Shareholder Approval and shall take all other action necessary or advisable to secure the vote or consent of the FNB shareholders required by the NCBCA and the NASDAQ Listing Rules to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, FNB, after consultation with Granite, may adjourn or postpone the FNB Shareholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to FNB’s shareholders or, if as of the time for which the FNB Shareholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of FNB Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the FNB Meeting.

Section 5.05 Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as practicable after the date hereof, FNB and Granite shall cooperate in the preparation of the Joint Proxy Statement/Prospectus. FNB agrees to prepare, in compliance with all applicable Laws, a registration statement on Form S-4 to be filed by FNB with the SEC in connection with the issuance of FNB Common Stock in the Merger (including any amendments or supplements, the “Registration Statement”), which shall include the Joint Proxy Statement/Prospectus. Granite agrees to cooperate, and to cause its Subsidiaries to cooperate, with FNB, its counsel and its accountants, in preparation of the Registration Statement; and provided that Granite and its Subsidiaries have cooperated as required above, FNB agrees to file the Registration Statement as promptly as reasonably practicable after the date hereof. Each of Granite and FNB agrees to use all reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof and to keep the Registration Statement effective as long as it is necessary to consummate the Merger and the other transactions contemplated hereby. FNB and Granite shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments, and advise the other party of any oral comments, received from the SEC with respect to the Joint Proxy Statement/Prospectus. FNB shall provide Granite with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and any communications prior to filing such with the SEC, and will promptly provide Granite with a copy of all such filings and communications made with the SEC. FNB also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Granite agrees to furnish to FNB all information concerning Granite, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b) Each of Granite and FNB agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the Granite stockholders and at the time of the Granite Stockholders Meeting, and at the date of mailing to the FNB Shareholders and at the time of the FNB Shareholders Meeting, as the case may be, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which such statements are made, not false or misleading. Each of Granite and FNB further agrees that if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Joint Proxy Statement/Prospectus.

(c) FNB agrees to advise Granite, promptly after FNB receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of FNB Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

Section 5.06 Press Releases. Each of Granite and FNB agrees that it will not, without the prior approval of the other party, which shall not be unreasonably withheld, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or NASDAQ rules.

Section 5.07 Access; Information.

(a) FNB and Granite each agree that upon reasonable notice and subject to applicable Laws relating to the exchange of information, it shall afford the other party and such other party’s officers, employees, counsel, accountants and other authorized representatives, such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, contracts, commitments and records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as FNB or Granite, as the case may be, may reasonably request and, during such period, it shall furnish promptly to the requesting party (i) a copy of each material report, schedule and other document such party has filed or received pursuant to federal or state securities or banking laws, or lending, financing or leasing or consumer finance or protection laws and (ii) all other information concerning such party’s business, properties and personnel as the other party may reasonably request. In no event, however, is either FNB or Granite obligated to (i) provide access or disclose any information to the other party where such access or disclosure would violate any agreement not to disclose confidential information, or (ii) provide access to board minutes that discuss the transactions contemplated by this Agreement, any Acquisition Proposal or any other subject matter the party receiving such request reasonably determines should be treated as confidential.

(b) Each of FNB and Granite agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.07 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to applicable Law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.07 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) Each of FNB and Granite will promptly notify the other of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable Law, of any material governmental communications or notices or governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving such party or any of its Subsidiaries.

Section 5.08 Acquisition Proposals.

(a) Granite agrees that after the Triggering Point:

(i) neither it nor any of its Subsidiaries nor any of its officers and directors or the officers and directors of any of its Subsidiaries shall, and it shall direct and use its reasonable best efforts to cause its employees and agents, including any investment banker, attorney or accountant retained by it or by any of its Subsidiaries (collectively, its “Representatives”) not to, (A) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal, (B) furnish information or access to any Person that has made an Acquisition Proposal to the Granite Board or that makes an Acquisition Proposal to the Granite Board after the date hereof, or (C) participate in discussions or negotiate with any Person concerning any Acquisition Proposal;

(ii) notwithstanding Section 5.08(a)(i) above, prior to the Granite Stockholder Approval, Granite may, directly or indirectly through its Representatives, (A) furnish information and access to any Person that has made an Acquisition Proposal to the Granite Board or that makes an Acquisition Proposal to the Granite Board after the date hereof and (B) participate in discussions and negotiate with such Person concerning any such Acquisition Proposal, if and only if, in either such case set forth in clause (A) or (B) of this sentence, (1) such Acquisition Proposal did not result from a breach of this Section 5.08(a), (2) the Granite Board determines in good faith, after consultation with Granite’s financial and legal advisors, that such Acquisition Proposal constitutes, or is reasonably likely to lead to a Superior Proposal, and (3) Granite receives from the Person making such an Acquisition Proposal an executed confidentiality agreement the material terms of which, as they relate to confidentiality, are in all material respects (x) no less favorable to Granite and (y) no less restrictive to the Person making such Acquisition Proposal than those contained in the confidentiality agreement with respect to FNB and Granite and any information provided to such Person has previously been provided to FNB or is provided to FNB concurrently with its provision to such Person; and

(iii) Granite shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements in accordance with the terms thereof, and shall immediately take all steps necessary to terminate any approval that may have been given prior to the Triggering Point under any such provisions authorizing any Person to make an Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” means any proposal or offer with respect to the following involving Granite or any of its Subsidiaries: (1) any merger, consolidation, share exchange, business combination or other similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of ten percent (10%) or more of its consolidated assets or liabilities in a single transaction or series of transactions; (3) any tender offer or exchange offer for, or other acquisition of, twenty percent (20%) or more of the outstanding shares of its capital stock; or (4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Merger.

(b) Prior to (but not after) the earlier of the Triggering Point and the Granite Stockholder Approval, Granite may, directly or indirectly through its Representatives, (i) initiate, solicit or encourage any inquiries or the making or implementation of any Acquisition Proposal, (ii) furnish information and access to any Person that has made an Acquisition Proposal to the Granite Board or that makes an Acquisition Proposal to the Granite Board after the date hereof and (iii) participate in discussions and negotiate with such Person concerning any such Acquisition Proposal, if and only if, in either such case set forth in clause (i), (ii) or (iii) of this sentence, Granite receives from the Person making such an Acquisition Proposal an executed confidentiality agreement the material terms of which, as they relate to confidentiality, are in all material respects (x) no less favorable to Granite and (y) no less restrictive to the Person making such Acquisition Proposal than those contained in the confidentiality agreement with respect to FNB and Granite.

(c) Prior to (but not after) the earlier of the Triggering Point and the Granite Stockholder Approval, Granite may terminate this Agreement, if (i) the Granite Board authorizes Granite, subject to complying with the terms of this Section 5.08, to enter into a definitive agreement with respect to a Superior Proposal and (ii) immediately prior to or concurrently with the termination of this Agreement, Granite enters into a definitive agreement with respect to a Superior Proposal.

(d) Except as expressly permitted by this Section 5.08(d), neither the Granite Board nor any committee thereof shall (i) fail to make, withdraw, modify, qualify or place any condition on, or propose publicly to withhold, withdraw, modify, qualify or place any condition on, in any manner adverse to FNB or its Affiliates, the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, or the Granite Recommendation, or (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal other than the Merger (any of the foregoing, a “Change in Recommendation”). For purposes of this Agreement, a Change in Recommendation shall not include any notice provided to FNB with respect to any Acquisition Proposal and Granite’s views thereof prior to any definitive Change in Recommendation. In addition to the foregoing, Granite shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

Notwithstanding the foregoing, and subject to Section 5.08(e), prior to the date of the Granite Stockholders Meeting, the Granite Board may effect a Change in Recommendation if it concludes in good faith (and based on the advice of its outside legal advisors) that the failure to do so would cause it to violate its fiduciary duties under applicable Law.

(e) Prior to terminating this Agreement pursuant to Section 5.08(c) or making any Change in Recommendation in connection with an Acquisition Proposal pursuant to Section 5.08(d): (i) Granite shall have complied in all material respects with Section 5.08(a) and Section 5.08(h), (ii) Granite shall have given FNB written notice of the intention of the Granite Board to take such action, with such notice specifying the material terms and conditions of the Acquisition Proposal, including the identity of the Person making such Acquisition Proposal, a copy of all material documents relating thereto and a copy of and all information provided to such Person that had not previously been provided to FNB, and five Business Days after delivery of such notice for FNB to propose revisions to the terms of this Agreement (or make another proposal), and if FNB proposes to revise the terms of this Agreement, Granite shall have negotiated, and shall have caused its financial and legal advisors to negotiate, in good faith with FNB and its Representatives with respect to such proposed revisions or other proposal; and (iii) the Granite Board shall have determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered or agreed to by FNB, if any, that such Acquisition Proposal constitutes a Superior Proposal. In the event the Granite Board does not make the determination referred to in clause (iii) of this paragraph, the Granite Board shall not effect such termination or Change in Recommendation and thereafter if the Granite Board determines that it proposes or intends to effect a termination of this Agreement or Change in Recommendation, the procedures referred to above shall apply to any subsequent proposed termination of this Agreement or Change in Recommendation. In the event of any material revisions to any Acquisition Proposal subject to the provisions of this Section 5.08(e), Granite shall be required to deliver a new written notice to FNB and to again comply with the requirements of this Section 5.08(e) with respect to such new written notice, except that the five Business Day period referred to above shall be reduced to three Business Days.

(f) For purposes of this Agreement, the term “Superior Proposal” means a bona fide written Acquisition Proposal not solicited or initiated in violation of this Section 5.08, that (1) relates to (A) the issuance by Granite of securities representing a majority of its outstanding voting securities (including upon the conversion, exercise or exchange of securities convertible into or exercisable or exchangeable for such voting securities) or (B) the acquisition by any person of any of (i) a majority of the outstanding Granite Stock, by tender or exchange offer, merger or otherwise, or (ii) all or substantially all of the consolidated total assets of Granite, (2) is otherwise on terms that the Granite Board determines in good faith, after consultation with Granite’s financial and legal advisors and taking into account all the terms and conditions of such proposal and this Agreement, are more favorable to Granite and its stockholders than the transactions contemplated by this Agreement and (3) is, in the reasonable judgment of the Granite Board, reasonably capable of being completed on its stated terms, taking into account all financial, regulatory, legal and other aspects of such inquiry, proposal or offer.

(g) Subject to FNB’s rights under ARTICLE VII, nothing in this Section 5.08 shall prohibit the Granite Board from taking and disclosing to Granite’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if the Granite Board, after consultation with outside legal counsel, determines in good faith that the failure to so disclose such position would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary obligations to Granite’s stockholders under applicable Law; provided, however , that any such disclosure that relates to an Acquisition Proposal shall be deemed to be a Change in Recommendation unless the Granite Board reaffirms the Granite Recommendation in such disclosure.

(h) Following the Triggering Point, Granite and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than FNB) conducted prior to the Triggering Point with respect to any of the foregoing, and shall each use its commercially reasonable efforts to cause all Persons other than FNB who have been furnished confidential information regarding Granite or its Subsidiaries in connection with the solicitation of or discussions regarding an Acquisition Proposal within the twelve months prior to the Triggering Point promptly to return or destroy such information. Neither Granite nor the Granite Board shall approve or take any action to render inapplicable to any Acquisition Proposal any applicable Takeover Laws or Takeover Provisions.

Section 5.09 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. Neither party will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

Section 5.10 Reports. Each of Granite and FNB shall file, and cause its respective Subsidiaries to file, between the date of this Agreement and the Effective Time, all reports required to be filed by it with the SEC (if applicable) and any other Regulatory Authorities having jurisdiction over such party, and each of FNB and Granite shall deliver to the other party copies of all such reports promptly after the same are filed. Any financial statements contained in any reports to a Regulatory Authority shall be prepared in accordance with requirements applicable to such reports.

Section 5.11 NASDAQ Listing. FNB will use all reasonable best efforts to cause the shares of FNB Common Stock to be issued in the Merger to be approved for listing on a NASDAQ stock market, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

Section 5.12 Regulatory Applications.

(a) FNB and Granite and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare as promptly as practicable all documentation, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. Any initial filings with Governmental Authorities shall be made by FNB as soon as reasonably practicable after the execution hereof but, provided that Granite has cooperated as described above, in no event later than 60 days after the date hereof. Subject to applicable laws relating to the exchange of information, each of FNB and Granite shall, to the extent practicable, consult with the other on all material written information submitted to any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any third party or Governmental Authority.

Section 5.13 Granite Employees; Directors and Management; Indemnification.

(a) All employees of Granite and its Subsidiaries as of immediately prior to the Effective Time shall be employed by FNB or its Subsidiaries immediately following the Effective Time (the “Continuing Employees”) and shall be subject to FNB’s usual terms, conditions and policies of employment (including without limitation FNB’s policies relating to eligibility to participate in FNB’s equity incentive compensation plans). For the calendar year including the Effective Time, the Continuing Employees shall not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the benefit plans maintained by FNB or its Subsidiaries (the “FNB Group Plans”) that provide medical, dental and other welfare benefits (collectively, the “FNB Welfare Plans”) to the extent of amounts previously credited for such purposes under the Granite Benefit Plans that provide medical, dental and other welfare benefits (the “Granite Welfare Plans”). Any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such FNB Welfare Plans shall be waived with respect to the Continuing Employees (except to the extent any such waiting period, pre-existing condition exclusion, or requirement of show evidence of good health applied under the applicable Granite Welfare Plan in which the participant then participates or is otherwise eligible to participate as of immediately prior to the Effective Time). Continuing Employees will be given credit for their service with Granite and its Subsidiaries for purposes of eligibility and vesting purposes (but not for benefit accrual purposes) under the FNB Group Plans, solely to the extent permitted under the FNB Group Plans and to the extent that FNB makes such FNB Group Plans available to the Continuing Employees.

(b) FNB agrees to honor, or to cause one of its Subsidiaries to honor, in accordance with their terms, the salary continuation plans listed on Section 5.13(b) of the Disclosure Schedule and the change in control agreements listed on Section 5.13(b) of the Disclosure Schedule (together, the “Listed Agreements”), subject to any limitations imposed by applicable law or by any Regulatory Authority; provided, however, that the foregoing shall not prevent FNB or any of its Subsidiaries from amending or terminating any such agreement in accordance with its terms and applicable law.

(c) After the Effective Time, each Continuing Employee who is not a party to or covered by a Listed Agreement and whose employment with FNB (or one of its Subsidiaries) is terminated by FNB (or the applicable Subsidiary) without cause within six months following the Effective Time shall receive severance (“FNB Severance”) in an amount equal to two weeks’ base salary for each full year of service (taking into account service with Granite and its Subsidiaries) with a minimum severance of two months’ base salary and a maximum severance of 12 months’ base salary, subject to any limitations imposed by applicable Law or by any Regulatory Authority; and provided, further, that (i) FNB Severance shall be payable only in the event of a termination of employment without cause that constitutes an “involuntary separation from service” within the meaning of Treas. Reg. Section 1.409A-1(n), and (ii) in no event shall the amount of severance payable to a Continuing Employee exceed the maximum amount calculated under the “two times” rule of Treas. Reg. Section 1.409A-1(b)(9)(iii). FNB Severance shall be payable following termination of employment either as a lump sum or according to FNB’s standard payroll policies, as determined by FNB in its sole discretion.

(d) Notwithstanding anything contained herein to the contrary, (i) neither FNB nor any of its Subsidiaries is obligated to continue to employ any employee of Granite for any period of time following the Effective Time, (ii) except as provided in Section 5.13(b) with respect to the Listed Agreements, nothing in this Agreement shall limit the ability of FNB or its Subsidiaries from revising, amending or terminating any Granite Benefit Plan, FNB Group Plan or other employee benefit plan, program or policy from time to time, (iii) nothing in this Agreement shall be construed as an amendment of any Granite Benefit Plan or FNB Group Plan, and (iv) no provision of this Section 5.13(d) shall create any third party beneficiary rights in any employee or former employee (including any beneficiary or dependent of such employee or former employee) of Granite or any of its Subsidiaries in respect of continued employment (or resumed employment) or any other matter.

(e) Prior to the Effective Time, Granite shall take all actions requested by FNB that may be necessary or appropriate to (i) cause one or more Granite Benefit Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any Granite Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Granite Benefit Plan for such period as may be requested by FNB, or (iv) facilitate the merger of any Granite Benefit Plan into any employee benefit plan maintained by FNB. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 5.13(e) shall be subject to FNB’s reasonable prior review and approval, which shall not be unreasonably withheld.

(f) Prior to the Closing, Granite shall cooperate with FNB to (i) arrange and conduct, for employees of Granite who will become Continuing Employees, an open enrollment period for enrollment in FNB Group Plans (to the extent such plans will be made available to such employees) and employee orientation sessions (with such sessions to be held at times reasonably agreed to by Granite and FNB), and (ii) allow FNB’s representatives to meet with employees of Granite (either individually or in groups) during breaks, outside of scheduled work hours or as otherwise agreed to by Granite and FNB.

(g) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Granite (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of Granite, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. On and after the Effective Time, FNB shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with FNB; provided, however, that (1) FNB shall have the right to assume the defense thereof and upon such assumption FNB shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if FNB elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between FNB and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after notification, and FNB shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) FNB shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) FNB shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (4) FNB shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law or to any Indemnified Party that commits fraud. Any Indemnified Party wishing to claim indemnification under this Section 5.13(g), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify FNB in writing thereof, provided that the failure of any Indemnified Party to so notify FNB shall not relieve it of its obligations hereunder except (and only) to the extent that such failure materially prejudices FNB. FNB’s obligations under this Section 5.13(g) continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a “Claim”) asserted or made within such period shall continue until the final disposition of such Claim.

(h) FNB agrees that all rights to indemnification and all limitations on liability existing in favor of the directors, officers and employees of Granite and any of its Subsidiaries (the “Covered Parties”) as provided in their respective articles of incorporation, bylaws or similar governing documents as in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim; provided, further, however, that nothing contained in this Section 5.13(h) shall be deemed to preclude the liquidation, consolidation or merger of Granite or any of its Subsidiaries, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue as an obligation of FNB or the successor to Granite or its Subsidiary notwithstanding any such liquidation, consolidation or merger.

(i) In the event FNB or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of FNB assume the obligations set forth in Section 5.13(g) through Section 5.13(h).

(j) The provisions of Section 5.13(g), (h) and (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her respective heirs and representatives.

Section 5.14 Options and Restricted Stock Awards. Subject to applicable Law, within 90 days of the Effective Time, to the extent necessary to provide for registration of shares of FNB Common Stock subject to Granite Stock Options assumed pursuant to Section 3.05, FNB shall file with the SEC a registration statement on

Form S-8 (or any successor form) or such other form as may be available or required to effect such registration with respect to such shares of FNB Common Stock and shall use commercially reasonable efforts at least equivalent to those used in maintaining the effectiveness of FNB’s other registration statements on Form S-8 to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Granite Stock Options remain outstanding.

Section 5.15 Notification of Certain Matters. Each of Granite and FNB shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Granite shall promptly inform FNB upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations by any Governmental Authority relating to the alleged liability of Granite or any of its Subsidiaries under any labor or employment law.

Section 5.16 Board of Directors; Advisory Boards.

(a) Effective as of the Effective Time, one independent director of the Granite Board designated prior to the Effective Time by the Nominating Committee of the Granite Board and subject to the approval of the FNB Board shall be appointed to the FNB Board.

(b) Following the consummation of the Merger, FNB shall in good faith create regional advisory boards for those regions served by branches of Granite Bank acquired in connection with the Merger, to the extent such regions are not already encompassed by FNB’s existing regional advisory boards and taking into consideration any closing or consolidation of branches.

Section 5.17 Tax Treatment. (i) Each of FNB and Granite agrees not to take any actions subsequent to the date of this Agreement that would adversely affect the qualification of the Merger as a reorganization under Section 368(a) of the Code, and (ii) each of FNB and Granite agrees to take any action as may be reasonably required, if such action may be reasonably taken to reverse the impact of any past actions that would adversely impact the qualification of the Merger as a reorganization under Section 368(a) of the Code.

Section 5.18 No Breaches of Representations and Warranties. Between the date of this Agreement and the Effective Time, without the written consent of the other party, each of FNB and Granite will use its reasonable best efforts not to do any act or suffer any omission of any nature whatsoever that would cause any of the representations or warranties made in Article IV of this Agreement to become untrue or incorrect in any material respect.

Section 5.19 Insurance Coverage. Granite shall cause each of its material policies of insurance to remain in effect between the date of this Agreement and the Effective Time, or be renewed or replaced by a substantially similar substitute policy with an insurance carrier with the same or better credit rating as Granite’s current insurance carriers, and with terms no less favorable in the aggregate than the existing policies of Granite.

Section 5.20 Correction of Information. Each of FNB and Granite shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times; provided, however, that in each case, such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or any failure of a condition to Closing, or to otherwise limit or affect in any way the remedies available hereunder to any party receiving such notice.

Section 5.21 Confidentiality. Except for the use of information in connection with the Registration Statement described in Section 5.05 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information received by each of Granite and FNB pursuant to the terms of this Agreement (collectively, the “Information” ) shall be kept in strictest confidence; provided that, subsequent to the filing of the Registration Statement with the SEC, this Section 5.21 shall not apply to information included in the Registration Statement or to be included in the Joint Proxy Statement/Prospectus to be sent to the stockholders of Granite and the shareholders of FNB, in each case under Section 5.05. Granite and FNB agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Granite and FNB agree to hold the Information in strictest confidence and shall not use, and shall not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of Granite or FNB to fulfill its obligations hereunder, (ii) was already known to the party receiving the Information on a nonconfidential basis prior to the disclosure or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. It is agreed and understood that the obligations of Granite and FNB contained in this Section 5.21 shall survive the Closing or termination of this Agreement.

Section 5.22 Certain Policies. Prior to the Effective Time, to the extent permitted by Law, Granite shall, consistent with GAAP and on a basis mutually satisfactory to it and FNB, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of FNB; provided, however, that Granite shall not be obligated to take any such action pursuant to this Section 5.22 unless and until (i) FNB irrevocably acknowledges to Granite in writing that all conditions to its obligation to consummate the Merger have been satisfied; and (ii) FNB irrevocably waives in writing any and all rights that it may have to terminate this Agreement and Granite has obtained the Granite Stockholder Approval.

ARTICLE VI — CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of FNB and Granite to consummate the Merger is subject to the fulfillment or written waiver by FNB and Granite prior to the Closing of each of the following conditions:

(a) Stockholder Approvals. The Granite Stockholder Approval and the FNB Shareholder Approval shall have been attained.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements that the FNB Board reasonably determines would either before or after the Effective Time have a Material Adverse Effect on FNB after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that the FNB Board reasonably determines would either before or after the Effective Time be unduly burdensome.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of FNB Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

(e) NASDAQ Listing. The shares of FNB Common Stock to be issued in the Merger shall have been approved for listing on a NASDAQ stock market, subject to official notice of issuance.

(f) Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing on the Closing Date, FNB shall have received an opinion of its counsel, reasonably acceptable in form and substance to FNB and Granite, dated as of the Closing Date, substantially to the effect that, for Federal income tax purposes: (i) the Merger, when consummated in accordance with the terms hereof, either will constitute a reorganization within the meaning of Section 368(a) of the Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code and (ii) the exchange of Granite Stock for FNB Common Stock will not give rise to recognition of gain or loss to the stockholders of Granite for Federal income tax purposes.

(g) Closing of Investments. The Primary Investments and the Other Private Placements, as such transactions shall be amended from time to time, shall have been consummated, with aggregate gross cash consideration to FNB of not less than $310 million.

Section 6.02 Conditions to Obligation of Granite. The obligation of Granite to consummate the Merger is also subject to the fulfillment or written waiver by Granite prior to the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties in Section 4.03(c) (Capitalization) shall be true and correct in all material respects at and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout such sections), and all other representations and warranties in Section 4.03 shall be true and correct in all respects at and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout such sections), except for any inaccuracies of representations or warranties, the circumstances giving rise to which, individually or in the aggregate, do not constitute, and would not reasonably be expected to result in, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, any “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded), and Granite shall have received a certificate, dated the Closing Date, signed on behalf of FNB by a Senior Executive Vice President or an Executive Vice President of FNB to such effect.

(b) Performance of Obligations of FNB. FNB shall have performed in all material respects all obligations required to be performed by FNB under this Agreement at or prior to the Closing, and Granite shall have received a certificate, dated the Closing Date, and signed on behalf of FNB by a Senior Executive Vice President or an Executive Vice President of FNB to such effect.

(c) TARP Preferred Stock and TARP Warrant. FNB shall have exchanged the TARP Preferred Stock for FNB Common Stock having an aggregate value (valuing the FNB Common Stock at $0.16 per share) of no greater than the sum of (1) 25% of the aggregate liquidation preference of the TARP Preferred Stock and (2) 100% of the amount of accrued and unpaid dividends on the TARP Preferred Stock as of the Effective Time (or otherwise on terms and conditions satisfactory to Granite in its reasonable judgment), which exchange and conversion shall have occurred on or prior to the Closing Date; and the TARP Warrant shall have been amended to reduce the conversion price thereof to no less than $0.16 per share.

(d) Subordinated Debt and FNB Bank Preferred Stock. FNB Bank shall have settled the Subordinated Debt for cash in an amount no greater than the sum of 25% of the principal thereof plus 100% of the unpaid and accrued interest thereon as of the Effective Time, and redeemed the FNB Bank Preferred Stock for cash in an amount equal to the sum of 25% of the aggregate liquidation preference thereof plus 100% of the unpaid and accrued dividends thereon as of the Effective Time.

(e) Section 382 and 383. (1) Since the date of this Agreement, there shall have been no material change to Section 382 or 383 of the Code or the regulations thereunder, nor any administrative pronouncement or federal court decision directly interpreting a relevant Section of Section 382 or 383 of the Code or the regulations thereunder, the application of which would cause the net operating loss carryforwards, unrealized built-in losses, tax credits, or capital loss carryforwards of FNB and any of its Affiliates (other than Granite and its Subsidiaries) that exist on or after the Effective Time to be subject to limitation under

Section 382 or 383 of the Code, (2) KPMG LLP shall have delivered an opinion to Carlyle, reasonably satisfactory to Granite, and on which Carlyle is expressly permitted to rely, to the effect that, based on the most current information available prior to the Effective Time as provided by FNB to KPMG LLP, the transactions contemplated by the Primary Investments, the Other Private Placements, the Merger and this Agreement should not cause an “ownership change” within the meaning of Section 382 of the Code for purposes of the net operating loss carryforwards of FNB, and (3) an “ownership change” within the meaning of Section 382 of the Code, in Granite’s reasonable judgment, has not occurred and will not occur with respect to FNB as a result of the transactions contemplated by the Primary Investments, the Other Private Placements, the Merger and this Agreement.

Section 6.03 Conditions to Obligation of FNB. The obligation of FNB to consummate the Merger is also subject to the fulfillment or written waiver by FNB prior to the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties in Section 4.02(c) (Capitalization) shall be true and correct in all material respects at and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout such sections), and all other representations and warranties in Section 4.02 shall be true and correct in all respects at and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout such sections), except for any inaccuracies of representations or warranties, the circumstances giving rise to which, individually or in the aggregate, do not constitute, and would not reasonably be expected to result in, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, any “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded), and FNB shall have received a certificate, dated the Closing Date, signed on behalf of Granite by the Chief Executive Officer and the Chief Financial Officer of Granite to such effect.

(b) Performance of Obligations of Granite. Granite shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and FNB shall have received a certificate, dated the Closing Date, and signed on behalf of Granite by the Chief Executive Officer and the Chief Financial Officer of Granite to such effect.

(c) Liquidity. As of the Closing Date, Granite and its Subsidiaries shall have, on a consolidated basis, (1) at least $215,000,000 in (i) cash and due from banks, (ii) deposits in other banks, (iii) overnight funds sold and due from the FRB and (iv) securities available for sale that have not been pledged and for which a liquid market and price quotations are immediately available through a major securities dealer, (2) at least $700,000,000 in non-brokered deposits (including money market, demand, checking, savings and transactional accounts and certificates of deposits), and (3) Non-Performing Assets on its balance sheet of not more than $79,000,000.

ARTICLE VII — TERMINATION

Section 7.01 Termination. This Agreement may be terminated, and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual written consent of FNB and Granite;

(b) Breach. At any time prior to the Effective Time, by FNB or Granite, upon written notice to the other party, in the event of either: (i) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that (A) such breach (under either clause (i) or (ii)) would entitle the non-breaching party not to consummate the Merger under Article VI, and (B) the terminating party is not itself in material breach of any provision of this Agreement;

(c) Delay. At any time prior to the Effective Time, by FNB or Granite, upon written notice to the other party, if its board of directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by October 31, 2011, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 7.01(c);

(d) No Approval. By Granite or FNB, upon written notice to the other party, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefore shall have been permanently withdrawn at the invitation, request or suggestion of a Governmental Authority, (ii) the Granite stockholders fail to provide the Granite Stockholders Approval at the Granite Stockholders Meeting; or (iii) the FNB shareholders fail to provide the FNB Shareholders Approval at the FNB Shareholders Meeting;

(e) Adverse Action. By FNB, upon written notice to Granite, if (i) the Granite Board submits this Agreement (or the plan of merger contained herein) to its stockholders without the Granite Recommendation or makes a Change in Recommendation, (ii) Granite shall have materially breached the terms of Section 5.08 in any respect adverse to FNB, (iii) Granite shall have materially breached its obligations under Section 5.04 by failing to call, give notice of, convene and hold the Granite Stockholders Meeting, or (iv) a tender offer or exchange offer for 20% or more of the outstanding shares of Granite Stock is commenced (other than by FNB or a Subsidiary thereof) and the Granite Board recommends that the stockholders of Granite tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange within the ten Business Days period specified in Rule 14e-2(a) under the Exchange Act;

(f) Acceptance of a Superior Proposal. By Granite, upon written notice to FNB, if permitted to do so by the terms of Section 5.08 upon entry into a definitive agreement with respect to a Superior Proposal;

(g) Termination of Investment Agreements. By Granite or FNB, if either of the Investment Agreements setting forth the terms and conditions of the Primary Investments is terminated.

Section 7.02 Effect of Termination.

(a) Termination Fee . In the event that:

(i) (x) prior to the Effective Time and after the date hereof, any Person shall have made an Acquisition Proposal, which proposal has been publicly disclosed and not withdrawn, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, (y) thereafter this Agreement is terminated by any party pursuant to Section 7.01(c) without the Granite Stockholder Approval having been obtained or pursuant to Section 7.01(d)(ii) and (z) within one year after the termination of this Agreement, the Acquisition Proposal referred to in Section 7.02(a)(i)(x) above or any Acquisition Proposal with such Person making the Acquisition Proposal referred to in Section 7.02(a)(i)(x) above shall have been consummated or any definitive agreement with respect to such Acquisition Proposal shall have been entered into (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”); or

(ii) this Agreement is terminated by FNB pursuant to Section 7.01(b) (if such termination is based on a material breach of Section 5.04 or Section 5.08) or pursuant to Section 7.01(e);

then Granite shall pay to FNB a termination fee of $450,000 (the “Termination Fee”) (A) in the case of clause (i) above, one Business Day after the earlier of the execution of a definitive agreement with respect to, or the consummation of, any Acquisition Proposal referred to in sub-clause (i)(z) above, (B) in the case of a termination described in clause (ii) above, one Business Day after the delivery of the written notice of termination required by Section 7.01. In no event shall Granite be required to pay the Termination Fee on more than one occasion.

(b) Continuing Liability. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 7.02(a) and Section 8.01; and (ii) that termination will not relieve a breaching party from liability or damages for any breach of this Agreement giving rise to such termination (except that in the event that the Termination Fee is paid by Granite to FNB in accordance with Section 7.02(a), the payment of such Termination Fee shall be the sole and exclusive remedy for breaches of Section 5.04 or Section 5.08).

(c) Costs of Enforcement. Granite acknowledges that the agreements contained in this Section 7.02(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, FNB would not enter into this Agreement; accordingly, if Granite fails to pay any amount due pursuant to this Section 7.02(a), and, in order to obtain such payment, FNB commences a suit against Granite for the Termination Fee, then Granite shall pay to FNB its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest through the date of payment on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal.

ARTICLE VIII — MISCELLANEOUS

Section 8.01 Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that the agreements and covenants contained in Section 5.13, Section 5.14, Section 5.16, Section 5.17, Section 5.21, Section 7.02 and this Article VIII shall survive the Effective Time.

Section 8.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable law or require resubmission of this Agreement to the stockholders of Granite.

Section 8.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

Section 8.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed entirely within such state (except to the extent that mandatory provisions of federal law are applicable).

Section 8.05 Expenses. Except with respect to costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by FNB and Granite, each party hereto will bear all costs and expenses incurred by it in connection with this Agreement, the Merger and the other transactions contemplated hereby.

Section 8.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Granite, to:

Bank of Granite Corp.

23 North Main Street

Granite Falls, North Carolina 28630

Attention: Chief Financial Officer

Facsimile No: (828) 496-2077

With a copy to:

Parker Poe Adams & Bernstein LLP

Three Wells Fargo Center

401 South Tryon Street

Suite 3000

Charlotte, North Carolina 28202

Attention: R. Douglas Harmon

  John C. Jaye

Facsimile No: (704) 335-4499

If to FNB or to Merger Sub, to:

FNB United Corp.

150 South Fayetteville Street

Asheboro, North Carolina 27203

Attention: Chief Financial Officer

Facsimile No: (336) 328-1633

With a copy to each of:

Arnold & Porter LLP

555 12th Street, NW

Washington, DC 20004

Attention: Brian McCormally

  Beth DeSimone

Facsimile No: (202) 942-5999

and

Schell Bray Aycock Abel & Livingston PLLC

230 North Elm Street

Greensboro, NC 27401

Attention: Melanie Samson Tuttle

Facsimile No.: (336) 370-8830

Section 8.07 Entire Understanding; No Third Party Beneficiaries. This Agreement and any separate agreement entered into by the parties of even date herewith represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than any such separate agreement). Nothing in this Agreement, whether express or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided that the Indemnified Parties shall be third party beneficiaries of and entitled to enforce Section 5.13(g), (h) and (i).

Section 8.08 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.09 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

Section 8.10 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 8.11 Assignment. Except to the extent provided in this Agreement, FNB and Granite may not assign any of their rights or obligations under this Agreement to any other Person, except upon the prior written consent of the other party. Any purported agreement in violation hereof shall be void.

Section 8.12 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

Section 8.13 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

[ signature page follows ]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell
Name:	R. Larry Campbell
Title:	CEO

GAMMA MERGER CORPORATION

By:	/s/ R. Larry Campbell
Name:	R. Larry Campbell
Title:	President

BANK OF GRANITE CORPORATION

By:	/s/ Jerry A. Felts
Name:	Jerry A. Felts
Title:	Chief Operating Officer

EXECUTION VERSION

AMENDMENT NO. 1, dated as of June 16, 2011 (this “Amendment”), to that Agreement and Plan of Merger, dated as of April 26, 2011 (the “Agreement”), by and between FNB United Corp., a North Carolina corporation, Gamma Merger Corporation, a Delaware corporation and Bank of Granite Corporation, a Delaware corporation (collectively, the “Parties”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement.

RECITALS

A. Pursuant to Section 8.02 of the Agreement, the Parties may amend the Agreement in writing; and

B. The Parties desire to make certain amendments to the Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1.1	Amendments.

(a) Recital E of the Agreement is hereby amended by replacing the first instance of “25%” with “35%”.

(b) Section 6.02(d) of the Agreement is hereby amended by replacing the first instance of “25%” with “35%”.

1.2	General.

(a) Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with the terms thereof. All references in the Agreement to “this Agreement” shall be deemed to refer to the Agreement as amended by this Amendment.

(b) For the convenience of Parties hereto, this Amendment may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Amendment may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

(c) The provisions of Article VIII (Miscellaneous) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[Signature page follows.]

EXECUTION VERSION

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the Parties as of the date first above written.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell
Name:	R. Larry Campbell
Title:	Chief Executive Officer

GAMMA MERGER CORPORATION

By:	/s/ R. Larry Campbell
Name:	R. Larry Campbell
Title:	President

BANK OF GRANITE CORPORATION

By:	/s/ Jerry A. Felts
Name:	Jerry A. Felts
Title:	Chief Operating Officer

AMENDMENT NO. 2, dated as of August 15, 2011 (this “Amendment”), to that Agreement and Plan of Merger, dated as of April 26, 2011, by and between FNB United Corp., a North Carolina corporation, Gamma Merger Corporation, a Delaware corporation, and Bank of Granite Corporation, a Delaware corporation (collectively, the “Parties”), as amended June 16, 2011 (as so amended, the “Agreement”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement.

RECITALS

A.      Pursuant to Section 8.02 of the Agreement, the Parties may amend the Agreement in writing; and

B.      The Parties desire to make a certain amendment to the Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1      Amendment. The definition of “Triggering Point” in Section 1.01 of the Agreement is hereby amended to read in its entirety as follows:

“Triggering Point” means the time at which FNB has entered into definitive agreements with investors, including Carlyle, Oak Hill and additional investors, with respect to the sale and issuance of shares of FNB Common Stock in private placement transactions for an aggregate purchase price of at least $310,000,000 and a per share purchase price of $0.16.

2      General.

(a)      Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with the terms thereof. All references in the Agreement to “this Agreement” shall be deemed to refer to the Agreement as amended by this Amendment.

(b)      For the convenience of Parties hereto, this Amendment may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Amendment may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

(c)      The provisions of Article VIII (Miscellaneous) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the Parties as of the date first above written.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell

Name:	R. Larry Campbell

Title:	President and CEO

GAMMA MERGER CORPORATION

By:	/s/ R. Larry Campbell

Name:	R. Larry Campbell

Title:	President

BANK OF GRANITE CORPORATION

By:	/s/ Jerry A. Felts

Name:	Jerry A. Felts

Title:	Chief Operating Officer

Annex B

EXECUTION VERSION

INVESTMENT AGREEMENT

dated as of April 26, 2011

by and between

FNB UNITED CORP.

and

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

i

LIST OF SCHEDULES AND EXHIBITS

Disclosure Schedules

Schedule I	–	Knowledge
Exhibit A	–	Form of Merger Agreement
Exhibit B	–	Form of Passivity or Anti-Association Commitments

ii

INDEX OF DEFINED TERMS

Defined Term	Section
Action	2.2(f)
Additional Agreements	Recitals
Additional Investors	Recitals
Affiliate	6.3(a)
Agency	6.3(b)
Agreement	Preamble
Articles Amendment Proposal	Recitals
Articles of Amendment	Recitals
Bank	Recitals
Bank Boards	3.5(a)
Bank of Granite	Recitals
Bank Preferred Stock	Recitals
Bank Subordinated Debt	Recitals
Bank Subordinated Debt Settlement and Preferred Stock Repurchase Agreement	Recitals
Benefit Plans	2.2(v)(i)
BHC Act	1.2(c)(ii)(E)
Board of Directors	6.3(c)
Burdensome Condition	1.2(c)(ii)(F)
Business Combination	6.3(f)(B)
Business Day	6.3(d)
Capital Stock	6.3(e)
Capitalization Date	2.2(c)
Capitalization Update	2.2(c)
Carlyle Commitment Parties	2.3(g)
CBCA	1.2(c)(ii)(E)
Change	3.3(e)
Change in Company Recommendation	3.3(e)
Change in Control	6.3(f)
Closing	1.2(a)
Closing Date	1.2(a)
Code	6.3(g)
Common Shares	Recitals
Common Stock	Recitals
Company	Preamble
Company Employees	2.2(v)(i)
Company Financial Statements	2.2(g)
Company Indemnified Parties	5.2(a)
Company Insurance Policies	2.2(s)
Company Option	2.2(c)
Company Preferred Stock	2.2(c)
Company Recommendation	3.3(e)
Company Reports	2.2(h)
Company Restricted Stock	2.2(c)
Company Shareholders’ Meeting	3.3(e)
Company Specified Representations	6.3(h)
Company Subsidiaries	2.2(b)
Company Subsidiary	2.2(b)
Confidentiality Agreements	3.2(b)
Continuing Directors	6.3(i)

iii

Defined Term	Section
control, controlling, controlled by and under common control with	6.3(a)
Controlled Group Liability	6.3(j)
De Minimis Amount	5.1(b)
Deductible	5.1(b)
Demand Notice	3.13(a)(ii)(A)
Demand Registration Statement	3.13(a)(ii)(A)
Disclosure Schedule	6.3(k)
Effective Date	3.13(k)(i)
Effectiveness Deadline	3.13(k)(ii)
employee benefit plan	2.2(v)(i)
Environmental Laws	6.3(l)
Equity Commitment Letter	Recitals
ERISA	2.2(v)(i)
Event of Default	6.3(m)
Exchange Agreement	Recitals
Expense Reimbursement	6.2
FDI Act	1.2(c)(D)
FDIC	2.2(b)
Federal Reserve	1.2(c)(ii)(E)
Filing Deadline	3.13(a)(i)
finally determined	5.4
Fixed Rate Cumulative Perpetual Preferred Stock	Recitals
Form S-4	2.2(hh)
GAAP	6.3(m)
Governmental Consent	6.3(o)
Governmental Entity	6.3(p)
Granite	Recitals
Granite Merger	Recitals
Granite Merger Proposal	Recitals
Granite Shareholders’ Meeting	Recitals
Hazardous Substance	6.3(q)
Holder	3.13(k)(iii)
Holders’ Counsel	3.13(k)(iv)
HSR Act	1.2(c)(C)
Indemnified Party	5.3(a)
Indemnifying Party	5.3(a)
Indemnitee	3.13(g)(i)
Insider	2.2(dd)
Insurer	6.3(r)
Intellectual Property Rights	2.2(u)
Investment	Recitals
Investor	Preamble
Investor 2	Recitals
Investor 2 Investment	Recitals
Investor 2 Investment Agreement	Recitals
Investor Designated Director	6.3(s)
Investor Indemnified Parties	5.1
Investor Indemnitors	3.5(g)
Investor Specified Representations	6.2
Investors	Recitals
IT Assets	2.2(u)

iv

Defined Term	Section
Joint Proxy Statement	2.2(hh)
Knowledge	6.3(u)
Law	2.2(p)
Liens	2.2(d)(ii)
Loan Investor	6.3(v)
Lockup Termination Date	6.3(w)
Losses	6.3(x)
Material Adverse Effect	2.1(a)
Material Contract	2.2(r)
Merger Agreement	Recitals
Merger Sub	Recitals
NCCOB	1.2(c)(ii)(E)
New Security	3.9(a)
Nominating Committee	3.5(b)
Non-Performing Assets	6.3(y)
Non-Qualifying Transaction	6.3(f)(B)
NCGS	1.2(c)(ii)(E)
Observer	3.5(e)
OCC	2.2(p)
OFAC	2.2(m)
Other Private Placements	Recitals
Parent Corporation	6.3(f)(B)
PBGC	2.2(v)(vi)
Pending Underwritten Offering	3.13(l)
Person	6.3(y)
Piggyback Registration	3.13(a)(iv)
Previously Disclosed	2.1(b)
Pro Forma Basis	Recitals
Proxy Statement	6.3(aa)
Purchase Price	1.1
Qualifying Ownership Interest	3.5(b)
Register, registered and registration	3.13(k)(vi)
Registrable Securities	3.13(k)(vi)
Registration Expenses	3.13(k)(vii)
Regulatory Agreement	2.2(q)
Regulatory Orders or Regulator Orders	2.2(p)
Representatives	3.2(a)
Requisite Governmental Consents	2.2(e)
Requisite Shareholder Votes	2.2(d)(iii)
Rights Plan	2.2(jj)
Rule 144	6.3(bb)
Rule 158, Rule 159A, Rule 405 and Rule 415	3.13(k)(viii)
SEC	2.1(b)
SEC Guidance	3.13(k)(ix)
Securities Act	2.2(h)
Selling Expenses	3.13(k)(viii)
Share Issuance Proposal	Recitals
Shareholder Proposals	Recitals
Shelf Registration Statement	3.13(a)(iii)
Special Registration	3.13(i)
Stock Plans	2.2(c)

v

Defined Term	Section
Stock Split Proposal	Recitals
Subsidiary	6.3(cc)
Surviving Corporation	6.3(f)(B)
Suspension Period	3.13(d)
TARP Exchange	Recitals
TARP Preferred Stock	Recitals
TARP Warrant	Recitals
Tax or Taxes	6.3(dd)
Tax Benefit	6.3(ee)
Tax Return	6.3(dd)
Third Party Claim	5.3(a)
Transaction Documents	6.3(gg)
Transfer	3.16(a)
Treasury	Recitals
Voting Debt	2.2(c)
Voting Securities	6.3(hh)
Warrant	3.14
Warrant Offering	3.14

vi

INVESTMENT AGREEMENT, dated as of April 26, 2011 (this “Agreement”), by and between FNB United Corp., a North Carolina corporation (the “Company”), and Carlyle Financial Services Harbor, L.P., a Delaware limited partnership (the “Investor”).

RECITALS

A. The Investment. The Company intends to issue and sell to the Investor, and the Investor intends to purchase from the Company, on the terms and conditions described herein, 484,375,000 shares of common stock of the Company, no par value (the “Common Stock” or “Common Shares”), at a price of $0.16 per share for aggregate cash consideration of $77.5 million (the “Investment”). The number of Common Shares purchased by the Investor pursuant to this Agreement shall not exceed 23.02% of the Common Shares outstanding as of the Closing Date after giving effect to the issuance of Common Shares in the Other Private Placements (as defined below), the TARP Exchange and the Granite Merger but excluding any issuance of Common Shares pursuant to outstanding Company Options and the TARP Warrant (“Pro Forma Basis”) (rounded down to the nearest whole share).

B. Other Private Placements. The Company intends to issue (i) to Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (together, “Investor 2”), on the terms and subject to the conditions set forth in the Investment Agreement between Investor 2 and the Company, dated as of the date hereof (the “Investor 2 Investment Agreement”), 484,375,000 shares of Common Stock, at a price of $0.16 per share for aggregate cash consideration of $77.5 million (the “Investor 2 Investment”), and (ii) in one or more private placement transactions with other investors (the “Additional Investors,” and together with the Investor and Investor 2, the “Investors”) pursuant to agreements with the Additional Investors (the “Additional Agreements”), Common Shares at the same per share price and for an aggregate purchase price of, together with the Investment and the Investor 2 Investment, $310 million, with the closing of such transactions to occur simultaneously with the Closing (together with the Investor 2 Investment, the “Other Private Placements”). The number of shares of Common Stock purchased by Investor 2 pursuant to the Investor 2 Investment Agreement will not exceed 23.02% of the Common Shares outstanding as of the Closing date on a Pro Forma Basis (rounded down to the nearest whole shares). The number of shares of Common Stock purchased by any Additional Investor pursuant to any Additional Agreements will not exceed 4.9% of the Common Shares outstanding as of the Closing date on a Pro Forma Basis (rounded down to the nearest whole share).

C. Merger. In connection with the transactions contemplated hereby, the Company and a newly created wholly-owned subsidiary of the Company (“Merger Sub”) are simultaneously entering into a merger agreement (the “Merger Agreement”) in the form of Exhibit A hereto with Bank of Granite Corporation (“Granite”), pursuant to which Merger Sub will merge with and into Granite (the “Granite Merger”). In connection with the Granite Merger, stockholders and optionholders of Granite will receive 52,159,413 shares of Common Stock (or options to purchase shares of Common Stock). Upon the effective time of the Granite Merger, which is to occur immediately following the Closing, the separate corporate existence of Merger Sub shall cease and Granite will be the surviving corporation of the Granite Merger and a wholly-owned subsidiary of the Company.

D. TARP Exchange. The United States Department of Treasury (“Treasury”) holds (i) 51,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $10.00 per share and liquidation amount $1,000 per share (the “TARP Preferred Stock”), and (ii) a warrant, dated February 13, 2009, to purchase 2,207,143 shares of the Common Stock at an exercise price of $3.50 per share (the “TARP Warrant”). Subject to the approval of the Treasury, pursuant to an Exchange Agreement to be executed by the Treasury and the Company (the “Exchange Agreement”), the Company intends to (i) exchange the TARP Preferred Stock for Common Shares having an aggregate value (valuing the Common Shares at $0.16 per share) of the sum of (1) 25% of the aggregate liquidation preference of the TARP Preferred Stock and (2) 100% of the amount of accrued and unpaid dividends on the TARP Preferred Stock as of the Closing Date, and (ii) amend the TARP Warrant to, among other things, reduce the exercise price thereof to $0.16 per share (collectively, the “TARP Exchange”), each to occur simultaneously with the Closing.

E. Conversion of Bank Subordinated Debt and Repurchase of Bank Preferred Stock. CommunityONE Bank, National Association, a national banking association (the “Bank”), has $2.5 million of subordinated debt outstanding and held by SunTrust Bank (the “Bank Subordinated Debt”). SunTrust Bank also holds shares of nonvoting, nonconvertible, nonredeemable cumulative preferred stock of the Bank (the “Bank Preferred Stock”) having an aggregate liquidation preference of $12.5 million. In connection with the transactions contemplated hereby, the Bank intends to settle the Bank Subordinated Debt for cash in an amount equal to 25% of the principal thereof, plus 100% of the unpaid and accrued interest thereon as of the Closing Date, and to repurchase the Bank Preferred Stock for cash in an amount equal to 25% of the aggregate liquidation preference thereof, plus 100% of the unpaid and accrued dividends thereon as of the Closing Date (the “Bank Subordinated Debt Settlement and Preferred Stock Repurchase Agreement”).

F. Shareholder Proposals. In connection with the transactions contemplated hereby, the Company will call a meeting of its shareholders, to be held as promptly as practicable after the date of this Agreement to vote on (i) amendments to Company’s articles of incorporation necessary to consummate the transactions contemplated by this Agreement (the “Articles of Amendment”), including, without limitation, an amendment to authorize additional shares of Common Stock and to eliminate the par value of the Common Stock (the “Articles Amendment Proposal”), (ii) the issuance of Common Shares to the Investors and the Treasury as contemplated by this Agreement and as required by Rule 5635 of the NASDAQ Listing Rules (the “Share Issuance Proposal”) and (iii) the approval of a reverse stock split of the Common Shares, if such approval is required by the NASDAQ Listing Rules or as the Company otherwise deems necessary (the “Stock Split Proposal”, together with the Articles Amendment Proposal, the Share Issuance Proposal and the Granite Merger Proposal, the “Shareholder Proposals”).

G. The Warrant Offering. Following the Closing, but no earlier than January 1, 2012, the Company will distribute non-transferable warrants to the holders of record of the Common Stock as of the close of business on the Business Day immediately preceding the Closing Date giving such shareholders the right to purchase one share of Common Stock for each four shares of Common Stock either held as of the close of business on the Business Day immediately preceding the Closing Date at the same price per share paid by the Investor. The warrants will be exercisable for a period of 30 days after the later of the date of distribution of such warrants or the effective date of a registration statement related to the warrant offering.

H. Investment Proceeds. The Company will deliver the majority of the proceeds from the Investment and the Other Private Placements to the Bank and to the Bank of Granite, a bank subsidiary of Granite chartered by the State of North Carolina (the “Bank of Granite”).

I. Equity Commitment Letter. Concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, the Investor has entered into an equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), a copy of which has been delivered to the Company.

NOW, THEREFORE, in consideration of the foregoing mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

ARTICLE 1

PURCHASE; CLOSING

1.1 Issuance, Sale and Purchase. On the terms and subject to the satisfaction or waiver of the conditions set forth herein, the Company agrees to issue and sell to the Investor, and the Investor agrees to purchase from the Company, free and clear of any Liens, 484,375,000 shares of Common Stock equal to 23.02% of the Common

Shares outstanding at the Closing Date on a Pro Forma Basis (rounded down to the nearest whole share) at a price of $0.16 per share, for an aggregate cash consideration of $77.5 million (the aggregate purchase price payable pursuant to this Section 1.1, the “Purchase Price”).

1.2 Closing; Deliverables for the Closing; Conditions of the Closing

(a) Closing. Unless this Agreement has been terminated pursuant to Article 4, and subject to the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 1.2(c), the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Arnold & Porter LLP , located at 555 Twelfth St., N.W., Washington, D.C., 20004, or remotely via the electronic or other exchange of documents and signature pages, as soon as practicable, but in any event no later than on the second Business Day after the satisfaction or waiver of the conditions set forth in Section 1.2(c) (other than those conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) (provided, that the Company shall provide the Investor with notice of the date of the Closing Date and provided further that the Closing Date shall be postponed as necessary to ensure that the Closing Date occurs no earlier than ten (10) Business Days after the foregoing notice has been provided by the Company to the Investor), or at such other place or such other date as agreed to in writing by the parties hereto. The date of the Closing is referred to as the “Closing Date.”

(b) Closing Deliverables. Subject to the satisfaction or waiver on the Closing Date of the conditions to the Closing in Section 1.2(c) at the Closing, the parties shall make the following deliveries:

(i) the Company shall deliver to the Investor (A) the Expense Reimbursement in accordance with Section 6.2, by wire transfer of immediately available funds to the account provided to the Company by the Investor at least one (1) Business Day prior to the Closing Date and (B) one or more certificates evidencing the Common Shares to be purchased pursuant to Section 1.1 registered in the name of the Investor (or if shares of the Company’s capital stock are uncertificated, cause the transfer agent for the Common Shares to register such shares in the name of the Investor and deliver evidence of such registration to the Investor);

(ii) the Investor shall deliver the Purchase Price, by wire transfer of immediately available funds to the account provided to the Investor by the Company at least one (1) Business Day prior to the Closing Date; and

(iii) the Company shall deliver to the Investor such other documents relating to the purchase and sale of the Common Shares contemplated by this Agreement as the Investor shall have reasonably requested.

(c) Closing Conditions. (i) The obligations of the Investor, on the one hand, and the Company, on the other hand, to consummate the Closing are each subject to the satisfaction or written waiver by the Company and the Investor of the following conditions prior to the Closing:

(A) No provision of any Law and no judgment, injunction, order or decree shall prohibit the Closing, shall prohibit or restrict the Investor or any of its Affiliates from owning or voting any Common Shares to be purchased pursuant to this Agreement or shall prohibit the consummation of the Granite Merger;

(B) All Governmental Consents required to have been obtained at or prior to the Closing Date in connection with the execution, delivery or performance of the Transaction Documents and Merger Agreement and the consummation of the transactions contemplated hereby and thereby shall have been obtained and shall be in full force and effect;

(C) The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by the Transaction Documents under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or been earlier terminated; and

(D) The Shareholder Proposals shall have been approved by the Requisite Shareholder Votes and the Articles of Amendment shall have been filed with the Secretary of State of the State of North Carolina.

(ii) The obligation of the Investor to consummate the Closing is also subject to the satisfaction or written waiver by the Investor of the following conditions prior to the Closing:

(A) The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date, except where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (and except that (1) representations and warranties made as of a specified date shall be true and correct as of such date and (2) the representations and warranties of the Company set forth in Sections 2.2(a), 2.2(b) (but only with respect to the last sentence thereof), 2.2(c), 2.2(d)(i), 2.2(d)(ii)(A)(1), 2.2(e), 2.2(o)(iv), 2.2(x)(ix), 2.2(z), 2.2(ff) and 2.2(jj) shall be true and correct in all respects);

(B) The Company shall have performed and complied with, in all material respects, all agreements, covenants and conditions required by the Transaction Documents to be performed by it on or prior to the Closing Date (except that with respect to agreements, covenants and conditions that are qualified by materiality, the Company shall have performed and complied with such agreements, covenants and conditions, as so qualified, in all respects);

(C) The Company shall have performed in all material respects all material obligations required to be performed by it under the Merger Agreement on or prior to the Closing Date and shall have complied with all its covenants set forth therein required to be complied with on or prior to the Closing Date;

(D) The Investor shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by a senior executive officer certifying to the effect that the conditions set forth in Section 1.2(c)(ii)(A), Section 1.2(c)(ii)(B) and Section 1.2(c)(ii)(C) have been satisfied on and as of the Closing Date;

(E) (i) The Investor shall have received either (1) a written non-objection, from the Federal Reserve, to the notice it filed in connection with its purchase of Common Stock pursuant to the Change in Bank Control Act of 1978, as amended (the “CBCA”) or (2) written confirmation, satisfactory in its reasonable good faith judgment, from the Board of Governors of the Federal Reserve System (the “Federal Reserve”), in either case, to the effect that the purchase of the Common Shares and the consummation of the Closing and the transactions contemplated by the Transaction Documents will not result in the Investor or any of its Affiliates (x) being deemed in control of the Company for purposes of the Bank Holding Company Act of 1956, as amended (the “BHC Act”) or (y) otherwise being regulated as a bank holding company within the meaning of the BHC Act; and (ii) (1) the Investor shall have received written confirmation, satisfactory in its reasonable good faith judgment, from the North Carolina Commissioner of Banks (the “NCCOB ”) to the effect that the purchase of the Common Shares and the consummation of the Closing and the transactions contemplated by the Transaction Documents will not result in the Investor or any of its Affiliates (other than the Company and the Company Subsidiaries) being required to file an acquisition of control application or become a bank holding company for purposes of Chapter 53 of the North Carolina General Statutes (the “NCGS”) or (2) an acquisition of control application shall have been approved by the NCCOB and the Investor shall be reasonably satisfied that neither it nor any of its Affiliates (other than the Company and the Company Subsidiaries) will be subject to examination or regulation by the NCCOB, other than the filing of Forms 61, 61a and 61b, or be required to provide any financial statements other than summary balance sheets provided to the NCCOB;

(F) Since the date of this Agreement, there shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the Company or the Company Subsidiaries, the Investor or the transactions contemplated by the Transaction Documents, by any Governmental Entity, whether in connection with the Governmental Consents specified in Section 1.2(c)(i)(B) or otherwise, which imposes any restriction or condition on the Company or the Company Subsidiaries or the Investor (other than such restrictions as are described in the passivity or anti-association commitments described on Exhibit B and any applicable restrictions associated with Treasury’s regulations of holders of TARP securities) which the Investor determines, in its reasonable good faith judgment, is materially and unreasonably burdensome or would reduce the economic benefits of the transactions contemplated hereby to the Investor to such a degree that the Investor would not have entered into this Agreement had such condition or restriction been known to it at the date hereof (any such condition or restriction, a “Burdensome Condition”) and, for the avoidance of doubt, any requirements to disclose the identities of direct or indirect limited partners, shareholders or members of the Investor or its Affiliates or its investment advisors, other than Affiliates of the Investor, shall be deemed a Burdensome Condition unless otherwise determined by the Investor in its sole discretion;

(G) As of the Closing Date (after giving effect to the closing of the transactions contemplated by the Transaction Documents), the Company and the Company Subsidiaries shall have, on a consolidated basis, (1) at least $435,000,000 in (i) cash and due from banks, (ii) deposits in other banks, (iii) overnight funds sold and due from the Federal Reserve Bank and (iv) securities available for sale that have not been pledged and for which a liquid market and price quotations are immediately available through a major securities dealer, (2) at least $2,050,000,000 in non-brokered deposits (including money market, demand, checking, savings and transactional accounts and certificates of deposits), and (3) Non-Performing Assets on its balance sheet of not more than $425,000,000;

(H) All of the conditions to closing under the Merger Agreement shall have been satisfied or waived (other than those conditions that, by their terms, cannot be satisfied until the closing) (with the consent of the Investor to the extent such waiver was granted by the Company) in accordance with the terms of the Merger Agreement such that the Closing of the transactions contemplated by the Merger Agreement shall occur immediately following the transactions contemplated by this Agreement;

(I) Effective as of the Closing Date, the Board of Directors shall have eleven members, including the Investor Designated Director, a director designated by Investor 2, two directors of the Company as of the date hereof, Jerry R. Licari, Austin Adams, Louis A. “Jerry” Schmitt, J. Chandler Martin, Brian E. Simpson, Robert L. Reid and, assuming the consummation of the Granite Merger, one director of Granite as of the date hereof;

(J) the Company or the Bank, whichever is the primary employer, shall have entered into employment agreements with the three employees identified in Section 1.5(c)(ii)(K) of the Disclosure Schedule in a form reasonably acceptable to the Investor;

(K) Since the date of this Agreement, a Material Adverse Effect shall not have occurred and no change or other event shall have occurred that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(L) The Common Shares to be purchased pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance;

(M) The Company shall have received (or shall receive concurrently with the Closing) gross proceeds from the Other Private Placements in an aggregate amount, together with the Purchase Price, of not less than $310,000,000;

(N) (1) The Company shall have exchanged the TARP Preferred Stock for Common Shares having an aggregate value (valuing the Common Shares at $0.16 per share) of the sum of (x) 25%

of the aggregate liquidation preference of the TARP Preferred Stock and (y) 100% of the amount of accrued and unpaid dividends on the TARP Preferred Stock as of the Closing Date (or otherwise on terms and conditions satisfactory to the Investor in its reasonable judgment), which exchange and conversion shall have occurred on the Closing Date; (2) the TARP Warrant shall have been amended to reflect the reduced conversion price of $0.16 per share pursuant to the terms of the Exchange Agreement; and (3) Treasury shall have consented to the transactions referred to in Section 1.2(c)(ii)(O);

(O) The Bank shall have (i) settled the Bank Subordinated Debt for cash in an amount equal to 25% of the principal thereof, plus 100% of the unpaid and accrued interest thereon as of the Closing Date, and (ii) repurchased all shares of Bank Preferred Stock for cash in an amount equal to 25% of the aggregate liquidation preference thereof, plus 100% of the unpaid and accrued dividends thereon as of the Closing Date;

(P) There shall be no Event of Default with respect to the Company’s trust preferred securities and related Company junior subordinated debentures and the Company shall not have taken any action, including actions taken in connection with this Agreement or the transactions contemplated by the Transaction Documents, that with the passing of time or the giving of notice would result in an Event of Default;

(Q) The Investor shall have been advised by Dixon Hughes PLLC, in a form reasonably satisfactory to the Investor, that the transactions contemplated by the Transaction Documents and the Other Private Placements will not result in the application of “push-down” accounting, and such advice shall not have been withdrawn or subjected to challenge by the SEC or any other Governmental Entity of competent jurisdiction;

(R) The Company shall have resolved the matter described in Section 1.2(c)(ii)(R) of the Disclosure Schedule in the manner set forth in Section 1.2(c)(ii)(R) of the Disclosure Schedule;

(S) As of the Closing Date (after giving effect to the closing of the transactions contemplated by the Transaction Documents and the Other Private Placements and the contribution of a sufficient portion of the proceeds to the Bank and the Bank of Granite), (i) the Bank shall meet the capital ratios required to be met by the Bank in the Regulatory Orders and (ii) the Bank of Granite shall meet the capital ratios required to be met by the Bank of Granite in any applicable regulatory orders;

(T) (1) Since the date of this Agreement, there shall have been no material change to Section 382 or 383 of the Code or the regulations thereunder, or any administrative pronouncement or a federal court decision directly interpreting a relevant Section of Section 382 or 383 of the Code or the regulations thereunder, the application of which will cause the net operating loss carryforwards, unrealized built-in losses, tax credits, or capital loss carryforwards of the Company and any of its Affiliates (if relevant) (other than Granite and its Subsidiaries) that exist on or after the Closing Date to be subject to limitation under Section 382 or 383 of the Code; (2) the Investor shall have received a written opinion from KPMG LLP, reasonably satisfactory to the Investor, and on which the Investor is expressly permitted to rely (subject to the Investor’s execution of a reliance letter with KPMG LLP pursuant to which the Investor shall agree to KPMG’s standard terms and conditions, forms of which have previously provided to the Investor), to the effect that, based on the most current information available prior to the Closing Date as provided by the Company to KPMG LLP, the transactions contemplated by this Agreement should not cause an “ownership change” within the meaning of Section 382 of the Code for purposes of the net operating loss carryforwards of the Company; and (3) an “ownership change” within the meaning of Section 382 of the Code, in the Investor’s reasonable judgment, shall not have occurred and will not occur with respect to the Company as a result of the Investment, the Other Private Placements and the Merger; and

(U) The Company shall have caused the Investor to receive such opinions as Investor shall reasonably request from Arnold & Porter LLP and Schell Bray Aycock Abel & Livingston PLLC, as appropriate, counsel to the Company.

(iii) The obligation of the Company to consummate the Closing is also subject to the satisfaction or written waiver by the Company of the following conditions prior to the Closing:

(A) The representations and warranties of the Investor set forth in this Agreement shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date except where the failure to be true and correct (without regard to any materiality qualifications contained therein) would not materially adversely affect the ability of the Investor to perform its obligations hereunder (and except that representations and warranties made as of a specified date shall be true and correct as of such date);

(B) The Investor shall have performed and complied with, in all material respects, all agreements, covenants and conditions required by the Transaction Documents to be performed by it on or prior to the Closing Date (except that with respect to agreements, covenants and conditions that are qualified by materiality, the Investor shall have performed and complied with such agreements, covenants and conditions, as so qualified, in all respects); and

(C) The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of the Investor by a senior executive officer certifying to the effect that the conditions set forth in Section 1.2(c)(iii)(A) and Section 1.2(c)(iii)(B) have been satisfied on and as of the Closing Date.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1 Certain Terms; Scope.

(a) As used in this Agreement, the term “Material Adverse Effect” means any circumstance, event, change, development or effect that, individually or in the aggregate, would reasonably be expected to (i) result in a material adverse effect on the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) materially impair or delay the ability of the Company or any of the Company Subsidiaries to perform its or their obligations under the Transaction Documents to consummate the Closing or any of the transactions contemplated hereby or thereby; provided, however, that in determining whether a Material Adverse Effect has occurred under clause (i), there shall be excluded any effect to the extent resulting from (A) actions or omissions of the Company or any Company Subsidiary expressly required or contemplated by the terms of the Transaction Documents, (B) changes after the date hereof in general economic conditions in the United States, including financial market volatility or downturn, (C) changes after the date hereof affecting generally the industries or markets in which the Company and the Company Subsidiaries operate, (D) acts of war, sabotage or terrorism, military actions or the escalation thereof, or outbreak of hostilities, (E) any changes after the date hereof in applicable Laws or accounting rules or principles, including changes in GAAP, (F) the announcement or pendency of the transactions contemplated by the Transaction Documents, (G) changes in the market price or trading volume of the Common Stock or the Company’s other outstanding securities (but not the underlying causes of such changes) or (H) any failure by the Company or any of the Company Subsidiaries to meet any internal projections or forecasts with regard to the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole (but not the underlying causes of such failure); provided further, however, that any circumstance, event, change, development or effect referred to in clauses (B), (C), (D) and (E) shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such circumstance, event, change, development or effect has a disproportionate effect on the Company and the Company Subsidiaries compared to other participants in the industries or markets in which the Company and the Company Subsidiaries operate.

(b) As used in this Agreement, the term “Previously Disclosed” (i) with regard to any party, means information set forth on its Disclosure Schedule corresponding or responsive to the provision of this Agreement to which such information relates; provided, however, that if such information is disclosed in such a way as to make its relevance or applicability to another provision of this Agreement reasonably apparent on its face, such information shall be deemed to be responsive to such other provision of this Agreement, and (ii) with regard to the Company, includes information publicly disclosed by the Company in (A) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed by it with the Securities and Exchange Commission (the “SEC”), (B) the Company’s Definitive Proxy Statement on Schedule 14A, as filed by it with the SEC on April 19, 2010, or (C) any Current Report on Form 8-K filed or furnished by it with the SEC since January 1, 2011, in each case available prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature). Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in a Disclosure Schedule shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) For the avoidance of doubt, the representations and warranties of the Company set forth in this Agreement (i) as of the date of this Agreement are those of the Company and the Company Subsidiaries, and as of the date of this Agreement none of Granite, Bank of Granite or any of Granite’s other Subsidiaries shall be deemed an Affiliate of the Company or Subsidiary of the Company and (ii) as of the Closing Date for purposes of this Article 2 are those of the Company and the Company Subsidiaries, including Granite, Bank of Granite and any of Granite’s other Subsidiaries; provided, that (i) prior to the Closing, the Company shall be entitled to amend the Disclosure Schedules to include information included in Granite’s disclosure schedules to the Merger Agreement, and such amendment shall be deemed to amend the Disclosure Schedules for all purposes of this Agreement as of the Closing Date, and (ii) the term “Previously Disclosed” shall include information publicly disclosed by Granite in (A) its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed by it with the SEC, (B) its most recent Definitive Proxy Statement on Schedule 14A, as filed by it with the SEC, or (C) any Current Report on Form 8-K filed or furnished by it to the SEC since January 1, 2011, in each case filed prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature).

2.2 Representations and Warranties of the Company. Except as Previously Disclosed, the Company hereby represents and warrants to the Investor, as of the date of this Agreement and as of the Closing Date (except for the representations and warranties that are as of a specific date, which shall be made as of that date), that:

(a) Organization and Authority. Each of the Company and the Company Subsidiaries is a corporation or other entity duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where any failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and has the corporate or other organizational power and authority to own its properties and assets and to carry on its business as it is now being conducted. The Company has furnished to the Investor correct and complete copies of the articles of incorporation and bylaws (or similar governing documents) as amended through the date of this Agreement for the Company and the Bank. The Company is duly registered as a bank holding company under the BHC Act.

(b) Company Subsidiaries. The Company has Previously Disclosed a true, complete and correct list of all of its subsidiaries as of the date of this Agreement (each, a “Company Subsidiary” and, collectively, the “Company Subsidiaries”). Except for the Company Subsidiaries, the Company does not own beneficially, directly or indirectly, more than five percent (5%) of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture. The Company owns, directly or indirectly, all of its interests in each Company Subsidiary free and clear of any and all Liens. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the fullest extent permitted by the FDI Act and the rules and regulations of the FDIC thereunder, and all premiums and assessments required to be paid in connection therewith have been paid when due (after giving effect to any applicable extensions). As of the date of this Agreement, the Company beneficially owns all of the outstanding capital securities and has sole control of the Bank, and as of the Closing Date, the Company will, directly or indirectly, beneficially own all of the outstanding capital securities and have sole control of both of the Bank and the Bank of Granite.

(c) Capitalization. As of the date hereof, the authorized Capital Stock of the Company consists of (i) 150,000,000 shares of Common Stock, par value $2.50 per share, and (ii) 200,000 shares of preferred stock, par value $10.00 per share (the “Company Preferred Stock”), 51,500 of which has been designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A.” As of the close of business on April 7, 2011 (the “Capitalization Date”), there were 11,424,390 shares of Common Stock outstanding and 51,500 shares of TARP Preferred Stock and no other Company Preferred Stock outstanding. In addition, the Treasury holds a warrant, dated February 13, 2009, to purchase 2,207,143 shares of Common Stock at an exercise price of $3.50 per share. As of the Closing Date, the authorized Capital Stock of the Company shall be as set forth on Schedule 2.2(c)(i) (the “Capitalization Update”). As of the Closing Date, after giving effect to the consummation of the transactions contemplated by the Merger Agreement, the authorized and issued Capital Stock of the Company, and the percentage ownership of the Investors, in each case shall be as set forth on Schedule 2.2(c)(ii). Since the Capitalization Date, except in connection with the Transaction Documents and the transactions contemplated hereby and thereby, including the Investment, the Other Private Placements, the TARP Exchange, the Granite Merger, the repurchase of the Bank Preferred Stock and the Warrant Offering, all as set forth on the Capitalization Update, the Company has not (i) issued or authorized the issuance of any shares of Common Stock or Company Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Company Preferred Stock, (ii) reserved for issuance any shares of Common Stock or Company Preferred Stock or (iii) repurchased or redeemed, or authorized the repurchase or redemption of, any shares of Common Stock or Company Preferred Stock. As of the close of business on the Capitalization Date, other than in respect of the TARP Warrant and awards outstanding under or pursuant to the Benefit Plans in respect of which an aggregate of 1,235,276 shares of Common Stock have been reserved for issuance, no shares of Common Stock or Company Preferred Stock were reserved for issuance. All of the issued and outstanding shares of Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. None of the outstanding shares of Capital Stock or other securities of the Company or any of the Company Subsidiaries was issued, sold or offered by the Company or any Company Subsidiary in violation of the Securities Act or the securities or blue sky laws of any state or jurisdiction, or any applicable securities laws in the relevant jurisdictions outside of the United States. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of the Company may vote (“Voting Debt”) are issued and outstanding. Section 2.2(c) of the Disclosure Schedule sets forth the following information with respect to each outstanding option to purchase shares of Common Stock (a “Company Option”) or restricted stock award covering shares of Common Stock (or other right (or unit) covering shares of Common Stock) (“Company Restricted Stock”) under the FNB United Corp. 1993 Stock Compensation Plan and the FNB United Corp. 2003 Stock Compensation Plan (the “Stock Plans ”): (A) the name of each holder of Company Options or Company Restricted Stock; (B) the number of shares of Common Stock subject to such Company Option or the number of shares of Company Restricted Stock held by such holder, and as applicable for each Company Option or Company Restricted Stock, the date of grant, exercise or reference price, number of shares vested or not otherwise subject to repurchase rights, reacquisition rights or other applicable restrictions as of the date of this Agreement, vesting schedule or schedule providing for the lapse of repurchase rights, reacquisition rights or other applicable restrictions, the type of Company Option and the Stock Plan or other plan under which such Company Options or shares of Company Restricted Stock were granted or purchased; and (C) whether, in the case of a Company Option, such Company Option is intended to be an Incentive Stock Option (within the meaning of the Code). The Company has made available to the Investor copies of each form of stock option agreement or stock award agreement evidencing outstanding Company Options or Company Restricted Stock, as applicable, and has also delivered any other stock option agreements or stock award agreements to the extent there are variations from the applicable form of agreement (it being understood that differences disclosed pursuant to clauses (A) through (C) of the immediately preceding sentence do not constitute variations for this purpose), specifically identifying the holder(s) to whom such variant forms apply. As of the date of this Agreement, except for (x) the outstanding Company Options described in this Section 2.2(c) and listed on Section 2.2(c) of the Disclosure Schedule and (y) as set forth elsewhere in this Section 2.2(c), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of, or securities or rights convertible into or exchangeable or exercisable for, any shares of Common Stock or Company Preferred Stock or any other equity securities of the Company or Voting Debt or any securities representing the right to purchase or otherwise receive any shares of Capital Stock of the Company (including any rights plan or agreement). Each Company Option under the Stock Plans (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plans pursuant to which it was issued, (ii) has an exercise or reference price equal to or greater than the fair market value of a share of Common Stock at the close of business on the date of such grant, (iii) has a grant date identical to or following the date on which the Company’s Board of Directors or compensation committee actually awarded such Company Option, (iv) otherwise is exempt from or complies with Section 409A of the Code so that the recipient of such Company Option is not subject to the additional taxes and interest pursuant to Section 409A of the Code and (v) except for disqualifying dispositions, qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company’s financial statements, respectively.

(d) Authorization; No Conflicts; Shareholder Approval.

(i) The Company has the corporate power and authority to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder. Except for authorization by shareholder approval of the Shareholder Proposals as contemplated by this Agreement, the execution, delivery and performance of the Transaction Documents by the Company and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no further approval or authorization is required on the part of the Company or its shareholders. The Board of Directors, by the unanimous vote of the directors present at the meeting at which such matters were considered, has approved the agreements and the transactions contemplated by the Transaction Documents, including the Investment, the Other Private Placements, the TARP Exchange, the Warrant Offering and the Granite Merger, and such approval is sufficient under Article IX, Paragraph (b) of the Company’s articles of incorporation to cause Article IX, Paragraph (a) of the Company’s articles of incorporation to be inapplicable to the Granite Merger. No other corporate proceedings are necessary for the execution and delivery by the Company of the Transaction Documents, the performance by it of its obligations hereunder or thereunder or the consummation by it of the transactions contemplated hereby or thereby. This Agreement has been and the other Transaction Documents will have been at the Closing duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Investor and the other parties thereto, are, or in the case of documents executed after the date of this Agreement, will be, upon execution, the valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles (whether applied in equity or at law).

(ii) Neither the execution and delivery by the Company of this Agreement and the Transaction Documents nor the consummation of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof, will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any liens, charges, adverse rights or claims, pledges, covenants, title defects, security interests and other encumbrances of any kind (“Liens”) upon any of the properties or assets of the Company or any Company Subsidiary, under any of the terms, conditions or provisions of (1) the articles of incorporation or bylaws (or similar governing documents) of the Company and each Company Subsidiary or (2) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party or by which it may be bound, or to which the Company or any of the Company Subsidiaries, or any of the properties or assets of the Company or any of the Company Subsidiaries may be subject, or (B) subject to receipt of the Requisite Governmental Consents and the Requisite Shareholder Votes, violate any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets except in the case of clauses (A)(2) and (B) for such violations, conflicts and breaches as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii) The only votes of the shareholders of the Company required to approve each of the Share Issuance Proposal and the Articles Amendment Proposal is the approval by a majority of the votes cast on each proposal, provided that a quorum representing a majority of the outstanding votes entitled to vote thereon is satisfied in each case, pursuant to Section 5635 of the NASDAQ Listing Rules and the bylaws of the Company. The shareholder vote described in the preceding sentence is referred to as the “Requisite Shareholder Votes.”

(e) Governmental Consents. Other than (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) the non-control determination under the BHC Act, (iii) the written confirmation or approval from the NCCOB under the NCGS, (iv) the non-objection letter under the CBCA, (v) approvals of the Federal Reserve and the OCC in connection with the Granite Merger and as required under the Regulatory Orders, (vi) the approval or consent of Treasury with respect to the TARP Exchange and (vii) the securities or blue sky laws of the various states (collectively, the “Requisite Governmental Consents”), no Governmental Consents are necessary for the execution and delivery of the Transaction Documents or for the consummation by the Company of the transactions contemplated hereby and thereby.

(f) Litigation and Other Proceedings. There is no pending or, to the Knowledge of the Company, threatened claim, action, suit, arbitration, complaint, charge or investigation or proceeding (each an “Action ”) against the Company or any Company Subsidiary or any of its assets, rights or properties which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, nor is the Company or any Company Subsidiary a party or named as subject to the provisions of any order, writ, injunction, settlement, judgment or decree of any court, arbitrator or government agency, or instrumentality, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no Action by the Company or any Company Subsidiary pending or which the Company or any Company Subsidiary intends to initiate (other than collection claims in the ordinary course of business). No director or officer of the Company is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty as of the date hereof. There has not been, and to the Knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company in his or her capacity as such.

(g) Financial Statements. Each of the consolidated balance sheets of the Company and the Company Subsidiaries and the related consolidated statements of income (loss), statements of shareholders’ equity and comprehensive income (loss) and cash flows, together with the notes thereto, for the last five (5) years included in any Company Report filed with the SEC (the “Company Financial Statements”), (i) have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries, (ii) complied, as of their respective date of such filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis and (iv) present fairly in all material respects the consolidated financial position of the Company and the Company Subsidiaries at the dates and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and the Company Subsidiaries for the periods stated therein (subject to the absence of notes and normal and recurring year-end audit adjustments not material to the financial condition of the Company and the Company Subsidiaries in the case of the unaudited interim financial statements).

(h) Reports. Since December 31, 2007, the Company and each Company Subsidiary have filed all material reports, registrations, documents, filings, statements and submissions, together with any required amendments thereto, that it was required to file with any Governmental Entity (the foregoing, collectively, the “Company Reports”) and have paid all material fees and assessments due and payable in connection therewith. As of their respective filing dates, the Company Reports complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Entities, as the case may be. As of the date of this Agreement, there are no outstanding comments from the SEC or any other Governmental Entity with respect to any Company Report that were enumerated within such report or otherwise were the subject of written correspondence with respect thereto. Each of the Company Reports, including the documents incorporated by reference therein, contained all the information required to be included in it when it was filed and, with respect to each Company Report filed with or furnished to the SEC, as of the date of such Company Report, or if amended prior to the date of this Agreement, as of the date of such amendment, did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading and complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002. Copies of all material Company Reports not otherwise publicly filed have, to the extent allowed by applicable Law, been made available to the Investor by the Company.

(i) Internal Accounting and Disclosure Controls Off Balance Sheet Arrangements.

(i) The records, systems, controls, data and information of the Company and the Company Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the system of internal accounting controls described below in this Section 2.2(i). The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer or executive chairman and the chief financial officer of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. As of the date of this Agreement, the Company has no Knowledge of any reason that its outside auditors and its chief executive officer or executive chairman and chief financial officer shall not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification (except to extent expressly permitted by the rules and regulations promulgated thereunder), when next due. Since December 31, 2007, (1) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, and (2) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or officer of the Company.

(ii) There is no transaction, arrangement, or other relationship between the Company and any of the Company Subsidiaries and an unconsolidated or other Affiliated entity that is not reflected on the Company Financial Statements.

(j) Risk Management Instruments. All material derivative instruments, including swaps, caps, floors and option agreements entered into for the Company’s or any of the Company Subsidiaries’ own account were entered into (i) only in the ordinary course of business consistent with past practice, (ii) in accordance with prudent practices and in all material respects with all applicable Laws and (iii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Company or any Company Subsidiary, as applicable, enforceable in accordance with its terms. Neither the Company nor, to the Knowledge of the Company, any other party thereto is in breach of any of its material obligations under any such agreement or arrangement.

(k) No Undisclosed Liabilities. There are no liabilities of the Company or any of the Company Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except for (i) liabilities adequately reflected or reserved against in accordance with GAAP in the Company’s audited balance sheet as of December 31, 2010 and (ii) liabilities that have arisen in the ordinary and usual course of business and consistent with past practice since December 31, 2010 and which have not had or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(l) Mortgage Banking Business. The Company and each of the Company Subsidiaries have complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by the Company or any Company Subsidiary has satisfied, in all material respects (i) all Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between the Company and any Agency, Loan Investor or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan. No Agency, Loan Investor or Insurer has (x) claimed in writing that the Company or any of the Company Subsidiaries has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by the Company or any of the Company Subsidiaries to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (y) imposed in writing material restrictions on the activities (including commitment authority) of the Company or any of the Company Subsidiaries or (z) indicated in writing to the Company or any of the Company Subsidiaries that it has terminated or intends to terminate its relationship with the Company or any of the Company Subsidiaries for poor performance, poor loan quality or concern with respect to the Company’s or any of the Company Subsidiaries’ compliance with Laws.

(m) Bank Secrecy Act; Anti-Money Laundering; OFAC; and Customer Information. The Company is not aware of, has not been advised of, and, to the Knowledge of the Company, has no reason to believe that any facts or circumstances exist that would cause it or any Company Subsidiary to be deemed to be (i) not operating in compliance, in all material respects, with the Bank Secrecy Act of 1970, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the USA PATRIOT Act), any order or regulation issued by the Treasury’s Office of Foreign Assets Control (“OFAC”), or any other applicable anti-money laundering or anti-terrorist-financing statute, rule or regulation or (ii) not operating in compliance in all material respects with the applicable privacy and customer information requirements contained in any federal or state privacy Laws and regulations, including without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder. The Company is not aware of any facts or circumstances that would cause it to believe that any nonpublic customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it to undertake any material remedial action. The Company and each of the Company Subsidiaries have adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and they have complied in all respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder. The Company will not knowingly directly or indirectly use the proceeds of the sale of the Common Shares pursuant to transactions contemplated by the Transaction Documents, or lend, contribute or otherwise make available such proceeds to any Company Subsidiary, joint venture partner or other Person, towards any sales or operations in any country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.

(n) Certain Payments. Neither the Company nor any of the Company Subsidiaries, nor any directors, officers, nor to the Knowledge of the Company, employees or any of their Affiliates or any other Person who to the Knowledge of the Company is associated with or acting on behalf of the Company or any of the Company Subsidiaries has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment in violation of any Law to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business for the Company or any of the Company Subsidiaries, (B) to pay for favorable treatment for business secured by the Company or any of the Company Subsidiaries, or (C) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any of the Company Subsidiaries or (ii) established or maintained any fund or asset with respect to the Company or any of the Company Subsidiaries that was required by Law or GAAP to have been recorded and was not recorded in the books and records of the Company or any of the Company Subsidiaries.

(o) Absence of Certain Changes. Since December 31, 2010 and except as Previously Disclosed, (i) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary and usual course of business consistent with past practices, (ii) none of the Company or any Company Subsidiary has issued any securities (other than Common Stock and Company Options and other equity-based awards issued prior to the date of this Agreement pursuant to Benefit Plans and reflected in Section 2.2(c)) or incurred any liability or obligation, direct or contingent, for borrowed money, except borrowings in the ordinary course of business, (iii) the Company has not made or declared any distribution in cash or in kind to its shareholders or issued or repurchased any shares of its Capital Stock, (iv) no fact, event, change, condition, development, circumstance or effect has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (v) no material default (or event which, with notice or lapse of time, or both, would constitute a material default) exists on the part of the Company or any Company Subsidiary or, to the Knowledge of the Company, on the part of any other party, in the due performance and observance of any term, covenant or condition of any agreement to which the Company or any Company Subsidiary is a party and which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(p) Compliance with Laws. The Company and each Company Subsidiary have all material permits, licenses, franchises, authorizations, orders and approvals of, and have made all filings, applications and registrations with, Governmental Entities that are required in order to permit them to own or lease their properties and assets and to carry on their business as presently conducted and that are material to the business of the Company and each Company Subsidiary. The Company and each Company Subsidiary have complied in all material respects and (i) are not in default or violation in any respect of, (ii) are not under investigation with respect to, and (iii) have not been threatened to be charged with or given notice of any material violation of, any applicable material domestic (federal, state or local) or foreign law, statute, ordinance, license, rule, regulation, policy or guideline, order, demand, writ, injunction, decree or judgment of any Governmental Entity (each, a “Law”), other than such noncompliance, defaults, violations or investigations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except for statutory or regulatory restrictions of general application, restrictions applicable to recipients of funds under the Troubled Asset Relief Program, the written agreement of the Company with the Federal Reserve Bank of Richmond entered into on October 21, 2010, the Consent Order issued to the Bank by the Office of the Comptroller of the Currency (the “OCC”) on July 22, 2010, and the Prompt Corrective Action Notice issued to the Bank by the OCC on November 1, 2010 (each, individually a “Regulatory Order” and, together, the “Regulatory Orders”), no Governmental Entity has placed any material restriction on the business or properties of the Company or any of the Company Subsidiaries. As of the date hereof, the Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(q) Agreements with Regulatory Agencies. Except for the Regulatory Orders, (i) the Company and the Company Subsidiaries (A) are not subject to any cease-and-desist or other similar order or enforcement action issued by, (B) are not a party to any written agreement, consent agreement or memorandum of understanding with, (C) are not a party to any commitment letter or similar undertaking to, and (D) are not subject to any capital directive by any Governmental Authority, and (ii) since December 31, 2007, each of the Company and the Company Subsidiaries has not adopted any board resolutions at the request of, any Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business (each item in this sentence, a “Regulatory Agreement”), nor has the Company nor any of the Company Subsidiaries been advised since December 31, 2007 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement. Except as Previously Disclosed, the Company and the Company Subsidiaries are in compliance in all material respects with each Regulatory Agreement to which they are party or subject, and the Company and the Company Subsidiaries have not received any notice from any Governmental Entity indicating that either the Company or any of the Company Subsidiaries is not in compliance in all material respects with any such Regulatory Agreement.

(r) Contracts. The Company has Previously Disclosed or provided (by hard copy, electronic data room or otherwise) to the Investor or its representatives true, correct and complete copies of each of the following to which the Company or any Company Subsidiary is a party (each, a “Material Contract”):

(i) any contract or agreement relating to indebtedness for borrowed money, letters of credit, capital lease obligations, obligations secured by a Lien or interest rate or currency hedging agreements (including guarantees in respect of any of the foregoing, but in any event excluding trade payables, securities transactions and brokerage agreements arising in the ordinary course of business, intercompany indebtedness and immaterial leases for telephones, copy machines, facsimile machines and other office equipment) in excess of $250,000, except for those issued in the ordinary course of business;

(ii) any contract or agreement that constitutes a collective bargaining or other arrangement with any labor union;

(iii) any contract or agreement that is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K;

(iv) any lease or agreement under which the Company or any of the Company Subsidiaries is lessee of, or holds or operates, any property owned by any other Person with annual rent payments in excess of $250,000;

(v) any lease or agreement under which the Company or any of the Company Subsidiaries is lessor of, or permits any Person to hold or operate, any property owned or controlled by the Company or any of the Company Subsidiaries;

(vi) any contract or agreement limiting, in any material respect, the ability of the Company or any of the Company Subsidiaries to engage in any line of business or to compete, whether by restricting territories, customers or otherwise, or in any other material respect, with any Person;

(vii) any settlement, conciliation or similar agreement, the performance of which will involve payment after the Closing Date of consideration in excess of $250,000;

(viii) any contract or agreement that relates to Intellectual Property Rights (other than a license granted to the Company for commercially available software licensed on standard terms with a total replacement cost of less than $250,000);

(ix) any contract or agreement that concerns the sale or acquisition of any material portion of the Company’s business;

(x) any alliance, cooperation, joint venture, shareholders, partnership or similar agreement involving a sharing of profits or losses relating to the Company or any Company Subsidiary;

(xi) any contract or agreement involving annual payments in excess of $250,000 that cannot be cancelled by the Company or a Company Subsidiary without penalty or without more than 90 days’ notice;

(xii) any material hedge, collar, option, forward purchasing, swap, derivative or similar agreement, understanding or undertaking;

(xiii) any contract or agreement with respect to the employment or service of any current or former directors, officers, employees or consultants of the Company or any of the Company Subsidiaries other than, with respect to non-executive employees and consultants, in the ordinary course of business;

(xiv) any contract or agreement containing any (x) non-competition or exclusive dealing obligations or other obligation which purports to limit or restrict in any respect the ability of the Company or any Company Subsidiary to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or the Company Subsidiaries is or can be conducted, or (y) right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of the Company Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business; and

(xv) any material contract or agreement that would require any consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement.

Each Material Contract (A) is legal, valid and binding on the Company and the Company Subsidiaries which are a party to such contract, (B) is in full force and effect and enforceable in accordance with its terms and (C) will continue to be legal, valid, binding, enforceable, and in full force and effect in all material respects following the consummation of the transactions contemplated by the Transaction Documents, except in the cases of (B) and (C) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general. Neither the Company nor any of the Company Subsidiaries, nor to the Knowledge of the Company, any other party thereto is in material violation or default under any Material Contract. No benefits under any Material Contract will be increased, and no vesting of any benefits under any Material Contract will be accelerated, by the occurrence of any of the transactions contemplated by the Transaction Documents, nor will the value of any of the benefits under any Material Contract be calculated on the basis of any of the transactions contemplated by the Transaction Documents. The Company and the Company Subsidiaries, and to the Knowledge of the Company, each of the other parties thereto, have performed in all material respects all material obligations required to be performed by them under each Material Contract, and to the Knowledge of the Company, no event has occurred that with notice or lapse of time would constitute a material breach or default or permit termination, modification, or acceleration, under the Material Contracts.

(s) Insurance. The Company and each of the Company Subsidiaries are presently insured, and have been insured for at least the past five years, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the policies, bonds and other arrangements providing for the foregoing (the “Company Insurance Policies”) are in full force and effect, the premiums due and payable thereon have been or will be timely paid through the Closing Date, and there is no material breach or default (and no condition exists or event has occurred that, with the giving of notice or lapse of time or both, would constitute such a material breach or default) by the Company or any of the Company Subsidiaries under any of the Company Insurance Policies or, to the Knowledge of the Company, by any other party to the Company Insurance Policies. Neither the Company nor any of the Company Subsidiaries has received any written notice of cancellation or non-renewal of any Company Insurance Policy nor, to the Knowledge of the Company, is the termination of any such policies threatened in writing by the insurer, and there is no material claim for coverage by the Company, or any of the Company Subsidiaries, pending under any of such Company Insurance Policies as to which coverage has been denied or disputed by the underwriters of such Company Insurance Policies or in respect of which such underwriters have reserved their rights.

(t) Title. The Company and the Company Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and valid title to all material personal property owned by them, in each case free and clear of all Liens, except for Liens which do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any Company Subsidiary. Any real property and facilities held under lease by the Company or the Company Subsidiaries are valid, subsisting and enforceable leases with such exceptions that are not material and do not interfere with the use made and proposed to be made of such property and facilities by the Company or the Company Subsidiaries.

(u) Intellectual Property Rights. The Company and the Company Subsidiaries own or possess adequate rights or licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, trade secrets and other intellectual property rights (“Intellectual Property Rights”) used in or necessary to conduct their businesses as conducted on the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, no product or service of the Company or the Company Subsidiaries infringes the Intellectual Property Rights of others. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and the Company Subsidiaries have not received notice of any claim being made or brought, or, to the Knowledge of the Company, being threatened, against the Company or any of the Company Subsidiaries regarding (i) their Intellectual Property Rights, or (ii) that the products or services of the Company or the Company Subsidiaries infringe the Intellectual Property Rights of others. To the

Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to any of the foregoing claims. The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation used in the business of the Company and the Company Subsidiaries (the “IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with the business. To the Knowledge of the Company, no person has gained unauthorized access to the IT Assets. The Company and the Company Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices. The Company and the Company Subsidiaries take reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of customer, employee and other confidential information. The Company and the Company Subsidiaries have complied in all material respects with all internet domain name registrations and other requirements of internet domain registrars concerning internet domain names that are used in and material to the business.

(v) Employee Benefits.

(i) Section 2.2(v) of the Disclosure Schedule sets forth a correct and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by the Transaction Documents or otherwise), whether formal or informal, oral or written, under which (A) any current or former employee, officer, director or consultant of the Company or any of the Company Subsidiaries (the “Company Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company or any of the Company Subsidiaries or (B) the Company or any Company Subsidiary has had or has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Benefit Plans.”

(ii) With respect to each Benefit Plan, the Company has provided to the Investor a current, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and other written communications, other than individual pension benefit statements provided in accordance with Section 105 of ERISA, (or a description of any oral communications) by the Company and the Company Subsidiaries to the Company Employees or other beneficiaries concerning the extent of the benefits provided under a Benefit Plan; (D) a summary of any proposed material amendments or material changes anticipated to be made to the Benefit Plans at any time within the twelve months immediately following the date hereof; and (E) for the three most recent years (x) the Form 5500 and attached schedules, (y) audited financial statements and (z) actuarial valuation reports.

(iii) (A) Each Benefit Plan has been established and administered in all material respects in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other Laws; (B) each Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (C) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability has occurred with respect to any Benefit Plan, no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has been engaged in by the Company or any Company Subsidiary with respect to any Benefit Plan that has or is expected to result in any material liability, no failure by any Benefit Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Benefit Plan, whether or not waived, has occurred, and no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any Company Subsidiary with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code; (D) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any Company Subsidiary; (E) for each Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form 5500 since the end of the period covered by such Form 5500; (F) except as expressly contemplated by this Agreement, there is no present intention that any Benefit Plan be materially amended, suspended or terminated, or otherwise modified to change benefits (or the levels thereof) in a manner that results in an increased cost to the Company or any Company Subsidiary (other than an immaterial increase in administrative costs) under any Benefit Plan at any time within the twelve months immediately following the date hereof; and (G) the Company and the Company Subsidiaries have not incurred any current or projected liability under any Benefit Plan (or any other plan or arrangement to which the Company or a Company Subsidiary is a party) in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of the Company or the Company Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other Laws.

(iv) With respect to each of the Benefit Plans that is not a multiemployer plan within the meaning of Section 4001(a)(iii) of ERISA but is subject to Title IV of ERISA, as of the Closing Date, the assets of each such Benefit Plan are at least equal in value to the present value of the accrued benefits (vested and unvested) of the participants in such Benefit Plan on a termination and projected benefit obligation basis, based on the actuarial methods and assumptions indicated in the most recent applicable actuarial valuation reports.

(v) No Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(iii) of ERISA or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. Neither the Company nor any member of any organization which is a member of a controlled group of organizations within the meaning of Section 414(b), (c), (m) or (o) of the Code has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan.

(vi) With respect to any Benefit Plan, (A) no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims, (C) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein and (D) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending, in progress (including, without limitation, any routine requests for information from the PBGC) or, to the Knowledge of the Company, threatened. With respect to each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no Benefit Plan has failed to satisfy minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA), whether or not waived; and (ii) there has been no determination that any Benefit Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA).

(vii) Neither the execution and delivery of the Transaction Documents, nor the consummation of the transactions contemplated hereby and thereby, taking into account any other related event,

including the Other Private Placements, could (A) result in any payment (including severance, unemployment compensation or “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of the Company or any Company Subsidiaries from the Company or any of the Company Subsidiaries under any Benefit Plan or otherwise, (B) increase any compensation or benefits otherwise payable under any Benefit Plan, (C) result in any acceleration of the time of payment or vesting of any such benefits, (D) require the funding or increase in the funding of any such benefits (through a grantor trust or otherwise), (E) result in any limitation on the right of the Company or any of the Company Subsidiaries to (1) amend, merge or terminate any Benefit Plan or related trust or (2) receive a reversion of assets from any Benefit Plan or related trust, or (F) result in payments under any of the Benefit Plans or otherwise which would not be deductible under Section 280G of the Code. Neither the Company nor any of the Company Subsidiaries has taken, or permitted to be taken, any action that required, and no circumstances exist that will require, the funding, or the increase in the funding, of any benefits under any Benefit Plan or resulted, or will result, in any limitation on the right of the Company or any of the Company Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust.

(viii) Each Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the Internal Revenue Service. No compensation payable by the Company or any of the Company Subsidiaries has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code.

(ix) The Company and the Company Subsidiaries have complied in full with the TARP Standards for Compensation and Corporate Governance and all other applicable Laws promulgated with respect thereto or otherwise relating to the United States Department of the Treasury’s Troubled Asset Relief Program (TARP) Capital Purchase Program (including without limitation obtaining any waivers of rights to compensation and benefits from such senior executive officers and other employees as may be necessary to comply with the TARP Capital Purchase Program).

(w) Environmental Laws. The Company and the Company Subsidiaries (i) are in compliance with any and all Environmental Laws, (ii) have received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct their business, (iii) are in compliance with all terms and conditions of any such permit, license or approval, (iv) have not owned or operated any property that has been contaminated with any Hazardous Substance that would reasonably be expected to result in liability pursuant to any Environmental Law, (v) to the Knowledge of the Company, are not liable for Hazardous Substance disposal or contamination on any third party property, (vi) have not received any notice, demand, letter, claim or request for information indicating that it may be in violation of or subject to liability under any Environmental Law and (vii) are not subject to any circumstances or conditions that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any property in connection with any Environmental Law, except where, in each of the foregoing clauses, the failure to so comply would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(x) Taxes.

(i) All income and other material Tax Returns required to be filed by, or on behalf of, the Company or the Company Subsidiaries have been timely filed or will be timely filed or a proper extension of the required time for filing has been or will be obtained, in accordance with all Laws, and all such Tax Returns are, or shall be at the time of filing, complete and correct in all material respects. The Company and the Company Subsidiaries have timely paid all material Taxes due and payable (whether or not shown on such Tax Returns), or, where payment is not yet due, have made adequate provisions in accordance with GAAP. There are no Liens with respect to Taxes upon any of the assets or properties of either the Company or the Company Subsidiaries other than with respect to Taxes not yet due and payable.

(ii) No deficiencies for any material Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of the Company or the Company Subsidiaries, and there is no outstanding audit, assessment, dispute or claim concerning any material Tax liability of the Company or the Company Subsidiaries. No written claim has ever been made by any Governmental Entity in a jurisdiction where neither the Company nor any of the Company Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(iii) Neither the Company nor the Company Subsidiaries (A) are or have ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a joint, combined, unitary or consolidated Tax Return or (B) have any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract, or otherwise.

(iv) None of the Company or the Company Subsidiaries are party to, are bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(v) None of the Company or the Company Subsidiaries have been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(vi) All material Taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to the Company or the Company Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority, other than Taxes being contested in good faith and for which adequate reserves have been made in the Company’s Financial Statements. The Company and the Company’s Subsidiaries have complied with all applicable information reporting requirements in all material respects.

(vii) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to the Company or the Company’s Subsidiaries. Neither the Company nor any of the Company Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations that is still in effect with respect to, or any extension of a period for the assessment of, any Tax. The Disclosure Schedule sets forth the tax year through which the statute of limitations has run in respect of material Tax Liabilities of the Company and the Company Subsidiaries for U.S. federal, state, local and foreign Taxes.

(viii) Neither the Company nor any of the Company Subsidiaries has engaged in any transaction that could give rise to (A) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (B) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (C) disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations thereunder.

(ix) Except as may result from the transactions contemplated by this Agreement and the Additional Agreements, including without limitation the transactions described in the Recitals hereto, (A) none of the net operating loss carryforwards, unrealized built-in losses, tax credits, or capital loss carryforwards for U.S. federal income tax purposes of the Company or any Company Subsidiary is, as applicable, currently subject to limitation under Section 382 or 383 of the Code or Treasury Regulations Section 1.1502-15 or -21 or otherwise, (B) all of the Common Stock is owned by a single “direct public group” (within the meaning of Treasury Regulation Section 1.382-2T(j)(2)(ii) and

(C) there are no “5-percent shareholders” (within the meaning of Section 382(k)(7) of the Code and the Treasury Regulations promulgated thereunder) of Common Stock, nor have there been any such shareholders within the past three years. The Company has no reason to believe that the opinion from KPMG LLP delivered pursuant to Section 1.2(c)(ii)(T) is incorrect.

(y) Labor.

(i) Employees of the Company and the Company Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees. No labor organization or group of employees of the Company or any Company Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, nor have there been in the last three years. There are no strikes, work stoppages, slowdowns, labor picketing lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or any Company Subsidiary, nor have there been any for the last three years.

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all (i) federal and state Laws and requirements respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation and the collection and payment of withholding and/or payroll taxes and similar taxes and (ii) obligations of the Company and the Company Subsidiaries, as applicable, under any employment agreement, severance agreement or any similar employment related agreement or understanding.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no charge or complaint pending or, to the Knowledge of the Company, threatened before any Governmental Entity alleging unlawful discrimination in employment practices, unfair labor practices or other unlawful employment practices by the Company or any Company Subsidiary.

(z) Brokers and Finders. Except for Sandler O’Neill & Partners, L.P. and Howe Barnes Hoefer & Arnett, Inc., and the fees payable thereto (which fees are to be paid by the Company), neither the Company nor any of its officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company in connection with the Transaction Documents or the transactions contemplated hereby or thereby. Copies of the Company’s agreements with each of Sandler O’Neill & Partners, L.P. and Howe Barnes Hoefer & Arnett, Inc. have been made available to the Investor.

(aa) Loan Portfolio. The characteristics of the loan portfolio of the Company have not materially and adversely changed from the characteristics of the loan portfolio as of December 31, 2010.

(bb) Offering of Securities. Neither the Company nor any Person acting on its behalf has taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Common Shares to be issued pursuant to the Transaction Documents under the Securities Act and the rules and regulations of the SEC promulgated thereunder) which would subject the offering, issuance or sale of any of such securities to the registration requirements of the Securities Act. Neither the Company nor any Person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Common Shares pursuant to the transactions contemplated by the Transaction Documents. Assuming the accuracy of the Investor’s representations and warranties set forth in this Agreement, no registration under the Securities Act is required for the offer and sale of the Common Shares by the Company to the Investor.

(cc) Investment Company Status. The Company is not, and upon consummation of the transactions contemplated by the Transaction Documents will not be, an “investment company,” a company controlled by an “investment company” or an “affiliated Person” of, or “promoter” or “principal underwriter” of, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

(dd) Affiliate Transactions. No officer, director, five percent (5%) shareholder or other Affiliate of the Company (or any Company Subsidiary), or any individual who, to the Knowledge of the Company, is related by marriage or adoption to or shares the same home as any such Person, or any entity which, to the Knowledge of the Company, is controlled by any such Person (collectively, an “Insider”), is a party to any contract or transaction with the Company (or any Company Subsidiary) which pertains to the business of the Company (or any Company Subsidiary) or has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the business of the Company (or any Company Subsidiary). The foregoing representation and warranty does not cover deposits at the Company (or any Company Subsidiary) or loans of $250,000 or less made in the ordinary course of business in compliance with Regulation O and other applicable Law.

(ee) Anti-Takeover Provisions Not Applicable. The Board of Directors has taken all necessary action to ensure that the transactions contemplated by the Transaction Documents and the consummation of the transactions contemplated hereby and thereby will be exempt from any anti-takeover or similar provisions of the Company’s articles of incorporation and bylaws, and any other provisions of any applicable “moratorium,” “control share,” “fair price,” “interested shareholder” or other anti-takeover Laws and regulations of any jurisdiction.

(ff) Issuance of the Securities. The issuance of the Common Shares in connection with the transactions contemplated by the Transaction Documents has been duly authorized (other than the Requisite Shareholder Votes) and such Common Shares, when issued and paid for in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and nonassessable and free and clear of all Liens, other than restrictions on transfer provided for or contemplated in the Transaction Documents or imposed by applicable securities Laws, and shall not be subject to preemptive or similar rights.

(gg) Knowledge of Conditions. As of the date of this Agreement, each of the Company and the Company Subsidiaries knows of no reason why any Requisite Governmental Consents will not be obtained, provided, however, that neither the Company nor any of the Company Subsidiaries makes any representation or warranty with respect to the management, capital or ownership structure of the Investor or any of its Affiliates.

(hh) Information Supplied. None of the information provided by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by the Company in connection with the issuance of Common Stock in the Granite Merger (including any amendments or supplements, the “Form S-4”) will, at the time when the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information provided by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Proxy Statement and the proxy statement relating to the Granite shareholders’ meeting to approve the Granite Merger, if any (the “Granite Shareholders’ Meeting”) (such proxy statements together, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting and the Granite Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement (other than the portion thereof relating solely to the Granite Shareholders’ Meeting) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

(ii) Disclosure Requirements. The Company shall be solely responsible for preparing and disseminating adequate disclosure documents for Investor 2 and the Additional Investors in connection with any Other Private Placements. Such disclosure documents shall not, at the time they are so disseminated, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading.

(jj) Rights Plan. The Board of Directors has approved and adopted the Tax Benefits Preservation Plan (including the Amendment to Tax Benefits Preservation Plan) set forth in Section 2.2(jj) of the Disclosure Schedule (as amended, the “Rights Plan”) and has instructed the officers of the Company to take such steps as are necessary or advisable to implement and put into effect the Rights Plan as soon as practicable after the date of this Agreement.

2.3 Representations and Warranties of the Investor. Except as Previously Disclosed, the Investor hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date (except for the representations and warranties that are as of a specific date which shall be made as of that date) that:

(a) Organization and Authority. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and where failure to be so qualified would be reasonably expected to materially and adversely impair or delay its ability to perform its obligations under the Transaction Documents or to consummate the transactions contemplated hereby and thereby.

(b) Authorization; No Conflicts.

(i) The Investor has the necessary power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance of the Transaction Documents to which the Investor is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by its board of directors, general partner or managing members, investment committee, investment adviser or other authorized person, as the case may be, and no further approval or authorization by any of its shareholders, partners or other equity owners, as the case may be, is required. This Agreement has been and the other Transaction Documents to which the Investor is a party will have been at the Closing duly and validly executed and delivered by the Investor and, assuming due authorization, execution and delivery by the Company and the other parties thereto, are, or in the case of documents executed after the date hereof, will be, upon execution, the valid and binding obligations of the Investor enforceable against the Investor in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(ii) Neither the execution, delivery and performance by the Investor of the Transaction Documents nor the consummation of the transactions contemplated hereby or thereby, nor compliance by the Investor with any of the provisions hereof or thereof, will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Liens upon any of the properties or assets of the Investor under any of the terms, conditions or provisions of (1) its articles of incorporation or bylaws, its certificate of limited partnership or partnership agreement or its similar governing documents or (2) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Investor is a party or by which the Investor may be bound, or to which the Investor or any of the properties or assets of the Investor may be subject, or (B) subject to compliance with the statutes and regulations referred to in the next paragraph (and assuming the correctness of the representations and warranties of the Company and the other parties to the Transaction Documents), violate any Law applicable to the Investor or any of its properties or assets except in the case of clauses (A)(2) and (B) for such violations, conflicts and breaches as would not reasonably be expected to materially adversely affect the Investor’s ability to perform its obligations under the Transaction Documents or consummate the transactions contemplated hereby or thereby on a timely basis.

(c) Governmental Consents. Assuming the correctness of the representations and warranties of the Company and the other parties to the Transaction Documents, no Governmental Consents are necessary to be obtained by the Investor for the consummation of the transactions contemplated by the Transaction Documents to which the Investor is a party, other than a statement by the Federal Reserve that it has no objection to the investment by the Investor as such investment is described by the Investor in the notice filed by it under the CBCA, (ii) the non-objection or confirmation of the Federal Reserve referred to in Section 1.2(c)(ii)(E), and (iii) approval, if applicable, from the NCCOB.

(d) Purchase for Investment. The Investor acknowledges that the Common Shares have not been registered under the Securities Act or under any state securities laws. The Investor (i) is acquiring the Common Shares pursuant to an exemption from registration under the Securities Act and other applicable securities laws solely for investment with no present intention to distribute any of the Common Shares to any Person, (ii) will not sell or otherwise dispose of any of the Common Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws, (iii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Common Shares and of making an informed investment decision and (iv) is an “accredited investor” (as that term is defined by Rule 501 of the Securities Act).

(e) Brokers and Finders. Neither the Investor, nor its respective Affiliates nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Investor in connection with this Agreement or the transactions contemplated hereby.

(f) Investment Decision. The Investor has made an independent investment decision with respect to the transactions contemplated under the Transaction Documents and, except as Previously Disclosed and except for the Transaction Documents, there are no agreements or understandings between the Investor or any of its Affiliates, on the one hand, and (i) any of the Investors (including Investor 2) or any of their respective Affiliates, (ii) the Company or (iii) the Company Subsidiaries, on the other hand.

(g) Financial Capability. At the Closing, the Investor shall have, subject to the funding of the financing set forth in the Equity Commitment Letter in accordance with its terms, available funds necessary to consummate the Closing on the terms and conditions contemplated by this Agreement. Concurrently with the execution of this Agreement, the Investor has delivered to the Company a duly executed Equity Commitment Letter by and Carlyle Global Financial Services Partners, LP and CGFSP Coinvest, L.P. (the “Carlyle Commitment Parties”), pursuant to which each Carlyle Commitment Party has committed to contribute the amount set forth therein to the Investor subject to the terms and conditions contained therein. The Equity Commitment Letter is a legal, valid and binding obligation of each Carlyle Commitment Party and enforceable against each Carlyle Commitment Party in accordance with its terms, and as of the date hereof no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of either Carlyle Commitment Party under the Equity Commitment Letter.

(h) No Commonly Controlled Insured Depository Institution. The Investor does not own any interest in any institution that would be a “commonly controlled insured depository institution” (as that term is defined for purposes of 12 U.S.C. § 1815(e), as may be amended or supplemented from time to time, and any successor thereto) with respect any Company Subsidiary upon the consummation of the Investment.

(i) Knowledge of Conditions. As of the date of this Agreement, the Investor knows of no reason why any Requisite Governmental Consents will not be obtained.

ARTICLE 3

COVENANTS

3.1 Conduct of Business Prior to Closing.

(a) Subject to Section 3.1(c), except as otherwise expressly required by the Transaction Documents or applicable Law, by the performance of any Material Contract that was Previously Disclosed, or with the prior written consent of the Investor (which shall not be unreasonably withheld or delayed), between the date of this Agreement and the Closing, the Company shall, and the Company shall cause each Company Subsidiary to:

(i) conduct its business only in the ordinary course of business;

(ii) use commercially reasonable efforts to (A) preserve the present business operations, organization (including officers and employees) and goodwill of the Company and any Company Subsidiary and (B) preserve present relationships with customers, suppliers, consultants and others having business dealings with the Company; and

(iii) use commercially reasonable efforts to maintain (A) all of the material assets and properties of, or used by, the Company or any Company Subsidiary in its current condition, with the exception of ordinary wear and tear, and (B) insurance upon all of the properties and assets of the Company and the Company Subsidiaries in such amounts and of such kinds comparable to that in effect on the date of this Agreement.

(b) Subject to Section 3.1(c), except as set forth in Section 3.1(b) of the Disclosure Schedule, with the prior written consent of the Investor or otherwise contemplated by the Transaction Documents, between the date of this Agreement and the Closing, the Company shall not, and shall cause the Company Subsidiaries to not:

(i) amend its articles of incorporation or bylaws or similar organizational documents, other than pursuant to the Articles Amendment Proposal;

(ii) (1) declare, set aside or pay any distributions or dividends on, or make any other distributions (whether in cash, securities or other property and, with respect to ordinary cash dividends, in excess of such amounts paid in the prior quarter) in respect of, any of its Capital Stock (other than pursuant to Section 3.19); (2) split, combine or reclassify any of its Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Capital Stock or any of its other securities; or (3) purchase, redeem or otherwise acquire any Capital Stock or any of its other securities or any rights, warrants or options to acquire any such Capital Stock or other securities;

(iii) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any Capital Stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such Capital Stock, voting securities or convertible or exchangeable securities, other than any issuance of Common Stock on exercise of any compensatory stock options outstanding on the date of this Agreement;

(iv) commence a voluntary procedure for reorganization, arrangement, adjustment, relief or composition of indebtedness or bankruptcy, receivership or a similar proceeding, or consent to the entry of an order for relief in an involuntary procedure for reorganization, arrangement, adjustment, relief or composition of indebtedness or bankruptcy, receivership or a similar proceeding or consent to the appointment of a receiver, liquidator, custodian or trustee, in each case, with respect to the Company or any of the Company Subsidiaries, or any other liquidation or dissolution of the Company or any of the Company Subsidiaries;

(v) terminate, enter into, amend, modify (including by way of interpretation), renew (other than automatic renewal) or grant any waiver or consent under any employment, offer, consulting, severance,

change in control or similar contract, agreement or arrangement with any director, officer, employee or consultant (other than, with respect to non-executive officers or consultants, in the ordinary course of business; provided that, any contract, agreement or arrangement that provides for payments or benefits to any director, officer, employee or consultant upon a change in control of the Company or Bank shall not be deemed to be in the ordinary course of business) or make, grant or promise any bonus or any wage, salary or compensation increase to any director, officer, employee, sales representative or consultant (except in the case of consultants, non-executive officers and non-directors in the ordinary course of business) or make, grant or promise any increase in any employee benefit plan or arrangement, or amend or terminate any existing employee benefit plan or arrangement or adopt any new employee benefit plan or arrangement;

(vi) terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under, renew or grant any waiver or consent under any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract (other than with respect to group insurance and welfare employee benefits, in the ordinary course of business), plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer, employee or consultant (except in the case of non-officers and non-directors, in the ordinary course of business), amend the terms of any outstanding equity-based award, take any action to accelerate the vesting, exercisability or payment (or fund or secure the payment) of any equity awards or other compensation or benefits payable thereunder or add any new participants to any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action);

(vii) make any other change in employment terms for any of its directors, officers, employees and consultants other than changes of employment terms of non-executive officer employees and consultants in the ordinary course of business; provided that, any employment term that provides payments or benefits to any director, officer, employee or consultant upon a change in control of the Company or Bank shall not be deemed to be in the ordinary course of business);

(viii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other person, except in the ordinary course of business;

(ix) implement or adopt any change in its accounting principles, practices or methodologies, other than as may be required by GAAP or applicable accounting requirements of a Governmental Entity;

(x) settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in the ordinary course of business in an amount or for consideration not in excess of $500,000 individually or $1,000,000 in the aggregate and that would not impose any material restriction on the business of the Company or the Company Subsidiaries or, after the Closing, the Investor or any of its Affiliates;

(xi) change any accounting method with respect to Taxes, make, change or revoke any Tax election, prepare any Tax Returns inconsistent in any material respect with past practice, file any amended material Tax Return, consent to any extension or waiver of any statute of limitations with respect to any material Tax claim or assessment relating to the Company or the Company Subsidiaries, enter into any material closing agreement, surrender any right to claim a refund of material Taxes or incur any material tax outside of the ordinary course of business;

(xii) sell, lease, mortgage, pledge, grant a lien or security interest, or otherwise encumber or dispose of any of its properties or assets, except sales of loans in the ordinary course of business consistent with past practice and in an aggregate amount not in excess of $150,000,000; or

(xiii) enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

(c) Nothing in Section 3.1(a) or (b) shall prohibit the Company or any Company Subsidiary from taking or refraining from taking, any action at the request or instruction of any Governmental Entity or as required by applicable Law.

3.2 Access; Confidentiality.

(a) From the date of this Agreement until the date following the Closing Date on which the Common Shares purchased pursuant to the Transaction Documents and held by the Investor represent less than five percent (5%) of the outstanding Common Shares (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Company’s capitalization), the Company, subject to Section 3.2(b), shall allow and shall cause the Company Subsidiaries to allow, upon reasonable advance notice, the Investor and its Representatives such access during normal business hours to its books, records (including Tax returns and appropriate work papers of independent auditors subject to such access agreements as may be required by such auditors), properties and personnel and to such other information as the Investor may reasonably request (but, in any event, no more frequently than once per quarter); provided, however, that in no event shall the Investor and its Representatives have access to any information that (x) based on advice of the Company’s counsel, would create any potential material liability under applicable Laws or would destroy any legal privilege or (y) in the reasonable judgment of the Company, would (A) result in the disclosure of any trade secrets of third parties or (B) violate any obligation of the Company with respect to confidentiality; provided, further, that the Company and the Company Subsidiaries shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances where the restrictions in clauses (x) and (y) of this Section 3.3(a) apply. These rights are intended to satisfy the requirements of management rights for purposes of qualifying the Investor’s investment in the Company as a “venture capital investment” for purposes of the Department of Labor’s “plan assets” regulations.

(b) The Investor acknowledges that the information being provided to it in connection with the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement entered into between Carlyle Investment Management L.L.C. and the Company dated September 27, 2010 and the Confidentiality Agreement entered into between The Carlyle Group and Howe Barnes Hoefer & Arnett, Inc. dated August 4, 2010 (together, the “Confidentiality Agreements”), the terms of which are incorporated herein by reference, except that the terms of the confidentiality provisions and the restrictions on disclosure and use contained therein shall be extended to all periods during which information is provided to the Investor and its Representatives pursuant to Section 3.2(a).

3.3 Filings; Other Actions.

(a) The Investor, on the one hand, and the Company, on the other hand, will cooperate and consult with the other and use commercially reasonable efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all third parties and Governmental Entities, necessary or advisable to consummate the transactions contemplated by the Transaction Documents, and to perform the covenants contemplated by the Transaction Documents, in each case required of it. Each of the parties hereto shall execute and deliver both before and after the Closing such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement such transactions or to evidence such events or matters. The Investor and the Company will each use their commercially reasonable efforts to promptly obtain or submit, and the Company and the Investor will cooperate as may reasonably be requested by the Investor or the Company, as the case may be, to help the Investor and the Company promptly obtain or submit, as the case may be, as promptly as practicable, the approvals and authorizations of, any additional filings and registrations with, and any additional notifications to, all notices to and, to the extent required by Law, consents, approvals or exemptions from bank regulatory authorities, for the transactions contemplated by the Transaction Documents (in each case to the extent it has not done so prior to the date of this Agreement), subject to Section 3.3(b).

(b) Notwithstanding Section 3.3(a), in no event shall the Investor be required to (1) accept any Burdensome Condition with respect to any regulatory filing or approval, including, without limitation, any condition which could jeopardize or potentially have the effect of jeopardizing any other investment opportunities (now or hereafter existing) of the Investor or any of its Affiliates, (2) become a bank holding company or (3) be required to agree to provide capital to the Company or any Company Subsidiary other than the Purchase Price to be paid for the Common Shares to be purchased by it pursuant to the terms of the Transaction Documents.

(c) The Investor shall use, and shall cause its Affiliates to use, commercially reasonable efforts to obtain regulatory non-objection to the change in control notice (filed under the CBCA) as promptly as possible, including without limitation responding fully to all requests for additional information from the Federal Reserve. If so requested by the Federal Reserve in connection with such notice, the Investor shall, and shall cause its Affiliates to, enter into one or more passivity and non-association commitments and provide such other non-control and related commitments as the Federal Reserve may require (in each case, in form and substance reasonably satisfactory to the Federal Reserve).

(d) The Investor and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to Laws relating to the exchange of information and confidential information related to the Investor, all the information (other than confidential information) relating to such other parties, and any of their respective Affiliates, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions to which it will be party contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each of the parties hereto agrees to keep the other party reasonably apprised of the status of matters referred to in this Section 3.3. The Investor and the Company shall promptly furnish the other with copies of written communications received by it or its Affiliates from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by the Transaction Documents; provided, that the party delivering any such document may redact any confidential information contained therein.

(e) The Company shall call a meeting of its shareholders to vote on the Shareholder Proposals (the “Company Shareholders’ Meeting”) as promptly as practicable after the date hereof. The Board of Directors shall unanimously recommend to the Company’s shareholders that such shareholders approve the Shareholder Proposals (the “Company Recommendation”) and shall not (x) withdraw, modify or qualify in any manner adverse to the Investor such recommendation or (y) approve, adopt or otherwise take any action inconsistent with such recommendation (any action described in clauses (x) or (y) being referred to herein as a “Change in Company Recommendation”); provided that the Board of Directors may make a Change in Company Recommendation pursuant to Section 3.4(c). The Investor shall vote or cause to be voted all shares of Common Stock, if any, beneficially owned by it or any of its Affiliates and eligible to vote on the Shareholder Proposals in favor of such Shareholder Proposals. In connection with the Company Shareholders’ Meeting, the Company shall promptly prepare (and the Investor shall reasonably cooperate with the Company to prepare) and file with the SEC a preliminary Proxy Statement, shall use its reasonable best efforts to solicit proxies for such shareholder approvals and shall use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause a definitive Proxy Statement related to such shareholders meeting to be mailed to the Company’s shareholders as promptly as practicable after clearance thereof by the SEC. The Company shall notify the Investor promptly of the receipt of any comments from the SEC or its staff with respect to the Proxy Statement and of any request by the SEC or its staff for amendments or supplements to such Proxy Statement or for additional information and shall supply the Investor with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to such Proxy Statement. If at any time prior to such shareholders meeting there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement the Company shall as promptly as practicable prepare and mail or otherwise disseminate to its shareholders such an amendment or supplement. The Investor and the Company agree promptly to correct any information provided by it or on its behalf for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and the Company shall as promptly as practicable prepare and mail or otherwise disseminate to its shareholders an amendment or supplement to correct such information to the extent required by applicable Laws. The Company shall consult with the Investor prior to mailing any Proxy Statement, or any amendment or supplement thereto, and provide the Investor with reasonable opportunity to comment thereon. The recommendation of the Board of Directors described in this Section 3.3(e) shall be included in the Proxy Statement.

3.4 No Solicitation of a Competing Proposal.

(a) From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall not, and the Company shall not permit any of its Affiliates, directors, officers or employees to, and the Company shall use reasonable efforts to cause its other representatives or agents (together with directors, officers, and employees, the “Representatives”) not to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, recapitalization, purchase or disposition of any material amount of the assets of the Company or any material amount of the Capital Stock or other ownership interests of the Company (other than in connection with the Investment, the Other Private Placement, the Merger Agreement or any other transaction contemplated hereby) (an “Acquisition Proposal”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Proposal, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Proposal, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b) Notwithstanding the limitations set forth in Section 3.4(a), if, after the date of this Agreement, the Company receives an unsolicited Acquisition Proposal which did not result from or arise in connection with a breach of Section 3.4(a), and which (1) constitutes a Superior Proposal (as defined below) or (2) the Board of Directors determines in good faith, after consultation with the Company’s outside legal and financial advisors, could reasonably be expected to result, after the taking of any of the actions referred to in either of clause (A) or (B) below, in a Superior Proposal, the Company may take the following actions: (A) furnish nonpublic information with respect to the Company to the third party making such Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company and such third party enter into a confidentiality agreement that is no less restrictive of and no more favorable to such third party than the confidentiality provisions in Section 3.3 herein, (B) engage in discussions or negotiations with the third party with respect to the Acquisition Proposal and (C) enter into any agreement with respect to a Superior Proposal but only in compliance with Section 3.15; provided, however , that as promptly as reasonably practicable following the Company taking such actions as described in clauses (A), (B) or (C) above, the Company shall provide written notice to the Investor of such Superior Proposal or the determination of the Board of Directors as provided for in clause (2) above, as applicable, and the Company shall promptly provide to the Investor an executed copy of such confidentiality agreement and provide or make available to the Investor any non-public information concerning the Company that is provided to the person making such Acquisition Proposal or its representatives which was not previously provided or made available to the Investor.

(c) Notwithstanding anything herein to the contrary, until the date on which the closing condition in Section 1.2(c)(i)(D) is satisfied, the Board of Directors may effect a Change in Company Recommendation if the Board of Directors concludes in good faith, after consultation with outside counsel, that the failure to take such action would constitute a breach of its fiduciary duties under applicable Law and if such Change in Company Recommendation is in respect of an Acquisition Proposal, such Acquisition Proposal is a

Superior Proposal, taking into account any changes to the Agreement proposed by the Investor, and the Company is in compliance with Section 3.4(b). Notwithstanding the foregoing, prior to the date of the Company Stockholders Meeting, the Company and its board of directors shall be permitted to effect a Change in Company Recommendation if and only to the extent that it has notified the Investor in writing at least five (5) Business Days in advance of its intention to effect a Change in Company Recommendation.

For purposes of this Agreement, the term “Superior Proposal” means a bona fide written Acquisition Proposal not solicited or initiated in violation of Section 3.4(a), that (1) relates to (A) the issuance by the Company of securities representing a majority of its outstanding voting securities (including upon the conversion, exercise or exchange of securities convertible into or exercisable or exchangeable for such voting securities) or (B) the acquisition by any person of any of (i) a majority of the outstanding Capital Stock, by tender or exchange offer, merger or otherwise, or (ii) all or substantially all of the consolidated total assets of the Company, (2) is otherwise on terms that the Board of Directors determines in good faith, after consultation with the Company’s financial and legal advisors and taking into account all the terms and conditions of such proposal and this Agreement, are more favorable to the Company, its shareholders and any other constituency of the Company to which the Board of Directors then determines it owes fiduciary duties under applicable law than the transactions contemplated by this Agreement and (3) is, in the reasonable judgment of the Board of Directors, reasonably capable of being completed on its stated terms, taking into account all financial, regulatory, legal and other aspects of such inquiry, proposal or offer.

(d) Notice. The Company shall notify the Investor orally and in writing promptly (but in no event later than one (1) Business Day) after receipt by the Company or any of the Representatives thereof of any Acquisition Proposal or any request for non-public information relating to the Company or for access to the properties, books or records of the Company by any Person in connection with an Acquisition Proposal indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep the Investor informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

3.5 Governance Matters.

(a) The Company shall cause the Investor Designated Director to be elected or appointed on the Closing Date to the Board of Directors as well as the board of directors of the Bank and the board of directors of the Bank of Granite (collectively, the “Bank Boards”), subject to satisfaction of all legal and governance requirements regarding service as a member of the Board of Directors and the Bank Boards. The Company shall recommend to its shareholders the election of the Investor Designated Director to the Board of Directors at the Company’s annual meeting, subject to satisfaction of all legal and governance requirements regarding service as a director of the Company. If the Investor no longer has the Qualifying Ownership Interest, it shall have no further rights under Sections 3.5(a), 3.5(b), 3.5(c) and 3.5(d) and, in each case, at the written request of the Board of Directors, the Investor shall use all reasonable best efforts to cause the Investor Designated Director to resign from the Board of Directors and the Bank Boards as promptly as possible thereafter. The Board of Directors and the Bank Boards shall cause the Investor Designated Director to be appointed to certain committees of the Board of Directors and the Bank Boards, as applicable, identified by the Investor, so long as the Investor Designated Director qualifies to serve on such committees subject to satisfaction of all legal, bank regulatory, securities listing and governance requirements regarding service as a committee member.

(b) From and after the Closing Date and for so long as the Investor owns, in the aggregate together with its Affiliates, five percent (5%) or more of the outstanding shares of Common Stock (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Company’s capitalization) (the “Qualifying Ownership Interest”), the Investor Designated Director shall, subject to applicable Law (including the applicable rules of NASDAQ and applicable governance requirements), be the nominee of the Company and the Nominating Committee of the Board of Directors (the “Nominating Committee”) to serve on the Board of Directors and on the Bank Boards. The Company shall use its reasonable best efforts to have the Investor Designated Director elected as director of the Company by the shareholders of the Company and the Company shall solicit proxies for the Investor Designated Director to the same extent as it does for any of its other nominees to the Board of Directors.

(c) From and after the Closing Date and for so long as the Investor owns, in the aggregate together with its Affiliates, the Qualifying Ownership Interest, the Investor Designated Director shall, subject to applicable Law (including the applicable rules of NASDAQ and applicable governance requirements), be appointed to two committees of each of the Board of Directors and the Bank Boards identified by the Investor. The Investor Designated Director shall not serve as the chairperson of any committee. Independent directors shall constitute at least fifty percent (50%) of the membership of any committee.

(d) Subject to Section 3.5(a), upon the death, disability, resignation, retirement, disqualification or removal from office of an Investor Designated Director, the Investor shall have the right to designate the replacement for the Investor Designated Director, which replacement shall satisfy all legal and governance requirements regarding service as a member of the Board of Directors and the Bank Boards, as applicable. The Board of Directors shall use its reasonable best efforts to take all action required to fill the vacancy resulting therefrom with such person (including such person, subject to applicable Law, being the Company’s and the Nominating Committee’s nominee to serve on the Board of Directors, calling a special meeting of the stockholders to vote on such person, using all reasonable best efforts to have such person elected as director of the Company by the shareholders of the Company and the Company soliciting proxies for such person to the same extent as it does for any of its other nominees to the Board of Directors).

(e) From and after the Closing Date and for so long as the Investor with its Affiliates owns, in the aggregate with its Affiliates, five percent (5%) or more of the aggregate number of outstanding shares of Common Stock (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Company’s capitalization), the Company shall, subject to applicable Law, invite a person designated by the Investor and reasonably acceptable to the Board of Directors (the “Observer”) to attend meetings of the Board of Directors and the Bank Boards (including any meetings of committees thereof which the Investor Designated Director is a member) in a nonvoting observer capacity. If the Investor no longer beneficially owns the minimum number of Common Shares as specified in the first sentence of this Section 3.5(e), the Investor shall have no further rights under this Section 3.5(e). The Observer shall have no right to vote on any matters presented to the Board of Directors, the Bank Boards or any committee thereof. The Investor shall cause the Observer to agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information provided to such Observer and the Company, the Board of Directors and the Bank Boards shall have the right to withhold any information and to exclude the Observer from any meeting or portion thereof (i) if doing so is, in the opinion of counsel to the Company, necessary to protect the attorney client privilege between the Company and counsel or (ii) if the Board of Directors or the Bank Boards determine in good faith after consultation with counsel, that fiduciary requirements under applicable Law make attendance by the Observer inappropriate.

(f) The Investor Designated Director shall be entitled to the same compensation, including fees, and the same indemnification and insurance coverage in connection with his or her role as a director as the other members of the Board of Directors or the Bank Boards, as applicable, and the Investor Designated Director shall be entitled to reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or the Bank Boards, or any committee thereof, to the same extent as the other members of the Board of Directors or the Bank Boards, as applicable. The Company shall notify the Investor Designated Director of all regular meetings and special meetings of the Board of Directors or the Bank Boards and of all regular and special meetings of any committee of the Board of Directors or the Bank Boards of which the Investor Designated Director is a member in accordance with the applicable bylaws. The Company and the Bank shall provide the Investor Designated Director with copies of all notices, minutes, consents and other material that they provide to all other members of their respective boards of directors concurrently as such materials are provided to the other members.

(g) Each of the Company and the Bank acknowledges that the Investor Designated Director may have certain rights to indemnification, advancement of expenses and/or insurance provided by the Investor and/or certain of its Affiliates (collectively, the “Investor Indemnitors”). Each of the Company and the Bank hereby agrees (1) that it is the indemnitor of first resort (i.e., its obligations to the Investor Designated Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Investor Designated Director are secondary), and (2) that it shall be required to advance the full amount of expenses incurred by the Investor Designated Director and shall be liable for the full amount of all expenses and liabilities incurred by the Investor Designated Director, in each case to the extent legally permitted and as required by the terms of this Agreement and the articles of incorporation and bylaws of the Company and the Bank (and any other agreement regarding indemnification between the Company and/or the Bank, on the one hand, and the Investor Designated Director, on the other hand), without regard to any rights the Investor Designated Director may have against any Investor Indemnitor. The Company further agrees that no advancement or payment by any Investor Indemnitor on behalf of the Investor Designated Director with respect to any claim for which the Investor Designated Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Investor Designated Director against the Company. The Company agrees that the Investor Indemnitors are express third party beneficiaries of the terms of this Section 3.5(g).

3.6 Avoidance of Control.

(a) Notwithstanding anything to the contrary in the Transaction Documents, the Company shall not, and shall cause the Company Subsidiaries not to, take any action (including any redemption, repurchase, or recapitalization of Common Stock, or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock in each case, where the Investor is not given the right to participate in such redemption, repurchase or recapitalization to the extent of the Investor’s pro rata proportion), that would cause the Investor’s or any other Person’s ownership of Voting Securities (together with the ownership by the Investor’s or other Person’s Affiliates (as such term is used under the BHC Act) of Voting Securities) to increase above 24.9%, without the prior written consent of the Investor, or to increase to an amount that would constitute “control” under the BHC Act, or otherwise cause the Investor to “control” the Company under and for purposes of the BHC Act. Notwithstanding anything to the contrary in this Agreement or any Transaction Document, neither the Investor nor any other Person (together with the Investor or its Affiliates (as such term is used under the BHC Act)) shall have the ability to exercise any voting rights of any securities in excess of 24.9% of the total outstanding Voting Securities.

(b) The Investor shall not, and shall cause its Affiliates not to, take, permit or allow any action that would cause any Company Subsidiary to become a “commonly controlled insured depository institution” (as that term is defined for purposes of 12 U.S.C. §1815(e), as may be amended or supplemented from time to time, and any successor thereto) with respect to any institution that is not a direct or indirect Company Subsidiary.

(c) In the event that either party hereto breaches its obligations under this Section 3.6 or believes that it is reasonably likely to breach such obligations, it shall notify the other party as promptly as practicable and shall cooperate in good faith with such other party to modify any ownership or other arrangements or take any other action, in each case, as is necessary to cure or avoid such breach.

3.7 Notice of Certain Events. Each party hereto shall promptly notify the other party hereto of (a) any event, condition, fact, circumstance, occurrence, transaction or other item of which such party becomes aware prior to the Closing that would constitute a violation or breach of the Transaction Documents (or a breach of any representation or warranty contained herein or therein) or, if the same were to continue to exist as of the Closing Date, would constitute the non-satisfaction of any of the conditions set forth in Section 1.2 hereof and (b) any event, condition, fact, circumstance, occurrence, transaction or other item of which such party becomes aware which would have been required to have been disclosed pursuant to the terms of the Transaction Documents had such event, condition, fact, circumstance, occurrence, transaction or other item existed as of the date of this Agreement. Notwithstanding the foregoing, neither party shall be required to take any action that would jeopardize such party’s attorney-client privilege.

3.8 Reasonable Best Efforts. Subject to Section 3.3(b), upon the terms and subject to the conditions herein provided, except as otherwise provided in the Transaction Documents, each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other parties hereto in doing all things necessary, proper or advisable under Laws to consummate and make effective the transactions contemplated hereby, including but not limited to: (a) the satisfaction of the conditions precedent to the obligations of such party hereto; (b) the obtaining of applicable Governmental Consents, and consents, waivers and approvals of any third parties; (c) the defending of any claim, action, suit, investigation or proceeding, whether judicial or administrative, challenging the Transaction Documents or the performance of the obligations hereunder or thereunder; and (d) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably request in order to carry out the intent of the Transaction Documents.

3.9 Preemptive Rights.

(a) Sale of New Securities. After the Closing, for so long as the Investor owns, in the aggregate together with its Affiliates, Common Shares representing the Qualifying Ownership Interest (before giving effect to any issuances triggering provisions of this Section 3.9), at any time that the Company proposes to make any public or nonpublic offering or sale of any equity (including Common Stock, preferred stock or restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component (such as an equity “kicker”) (including any hybrid security) (any such security, a “New Security”), other than the issuance and sale of securities (i) in connection with the Warrant Offering, (ii) upon conversion of convertible securities issued in compliance with this Section 3.9, (iii) to employees, officers, directors or consultants of the Company pursuant to employee benefit plans or compensatory arrangements approved by the Board of Directors (including upon the exercise of employee stock options granted pursuant to any such plans or arrangements), (iv) pursuant to the Rights Plan or any other rights plan, (v) in connection with the exercise of the TARP Warrant, or (vi) as consideration in connection with any bona fide, arm’s length, direct or indirect merger, acquisition or similar transaction or joint venture, strategic alliance, license agreement or other similar commercial transactions, including, for the avoidance of doubt, the Granite Merger, the Investor shall first be afforded the opportunity to acquire from the Company for the same price and on the same terms (except that, to the extent permitted by Law and the articles of incorporation and bylaws of the Company, the Investor may elect to receive such securities in nonvoting form, convertible into Voting Securities in a widely dispersed offering) as such securities are proposed to be offered to others, up to the amount of such New Securities to be offered in the aggregate required to enable it to maintain its proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities. The New Securities that the Investor shall be entitled to purchase in the aggregate shall be determined by multiplying (x) the total number or principal amount of such offered New Securities by (y) a fraction, the numerator of which is the number of Common Shares held by the Investor (assuming full conversion or exercise of any securities convertible into or exercisable for Common Stock) and the denominator of which is the number of shares of Common Stock then outstanding (assuming full conversion or exercise of any securities convertible into or exercisable for Common Stock and before giving effect to any issuances triggering the provisions of this Section 3.9). Notwithstanding anything herein to the contrary, in no event shall the Investor have the right to purchase securities hereunder to the extent that such purchase would result in the Investor exceeding the ownership limitations of the Investor set forth in Section 3.6. Notwithstanding anything to the contrary herein, the provisions of this Section 3.9 shall not be applicable to any New Securities offered or issued at the written direction of the applicable banking regulator of the Company or any insured depository institution subsidiary of the Company.

(b) Notice. In the event the Company proposes to offer or sell New Securities that are subject to the Investor’s rights under Section 3.9(a), it shall give the Investor written notice of its intention, specifying the price (or range of prices), anticipated amount of securities, timing and other terms upon which the Company proposes to offer the same (including, in the case of a registered public offering and to the extent possible, a copy of the prospectus included in the registration statement filed with respect to such offering), at least fifteen (15) Business Days prior to the proposed offer, issuance or sale. The Investor shall have ten (10) Business Days from the date of receipt of such a notice to notify the Company in writing that it intends to exercise its rights provided in this Section 3.9 and as to the amount of New Securities the Investor desires to purchase, up to the maximum amount calculated pursuant to Section 3.9(a). Such notice shall constitute a nonbinding agreement of the Investor to purchase the amount of New Securities so specified at the price and other terms set forth in the Company’s notice to it. The failure of the Investor to respond within such ten (10) Business Day period shall be deemed to be a waiver of the Investor’s rights under this Section 3.9 only with respect to the offering described in the applicable notice.

(c) Purchase Mechanism. If the Investor exercises its rights provided in this Section 3.9, the closing of the purchase of the New Securities with respect to which such right has been exercised shall take place within thirty (30) days after the giving of notice of such exercise; provided that, if such issuance is subject to regulatory approval, such thirty (30)-day period shall be extended until the expiration of ten (10) Business Days after all such approvals have been received, but in no event later than 90 days from the date of the Company’s initial notice pursuant to Section 3.9(b). Each of the Company and the Investor agrees to use commercially reasonable efforts to secure any regulatory or shareholder approvals or other consents, and to comply with any Law necessary in connection with the offer, sale and purchase of such New Securities.

(d) Failure of Purchase. In the event the Investor fails to exercise its rights provided in this Section 3.9 within the ten (10) Business Day period described in Section 3.9(b) or, if so exercised, the Investor is unable to consummate such purchase within the time period specified in Section 3.9(c) because of its failure to obtain any required regulatory or shareholder consent or approval, the Company shall thereafter be entitled (during the period of 90 days following the conclusion of the applicable period) to sell or enter into an agreement (pursuant to which the sale of the New Securities covered thereby shall be consummated, if at all, within 90 days from the date of said agreement) to sell the New Securities not elected to be purchased pursuant to this Section 3.9 or that the Investor is unable to purchase because of such failure to obtain any such consent or approval, at a price and upon terms, taken together in the aggregate, no more favorable to the purchasers of such New Securities than were specified in the Company’s notice to the Investor. Notwithstanding the foregoing, if such sale is subject to the receipt of any regulatory or shareholder approval or consent or the expiration of any waiting period, the time period during which such sale may be consummated shall be extended until the expiration of ten (10) Business Days after all such approvals or consents have been obtained or waiting periods expired, but in no event shall such time period exceed 120 days from the date of the applicable agreement with respect to such sale. In the event the Company has not sold the New Securities or entered into an agreement to sell the New Securities within said 90-day period (or sold and issued New Securities in accordance with the foregoing within 90 days from the date of said agreement (as such period may be extended in the manner described above for a period not to exceed 120 days from the date of said agreement)), the Company shall not thereafter offer, issue or sell such New Securities without first offering such securities to the Investor in the manner provided above.

(e) Non-Cash Consideration. In the case of the offering of securities for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors; provided, however, that such fair value as reasonably determined by the Board of Directors shall not exceed the aggregate market price of the securities being offered as of the date the Board of Directors authorizes the offering of such securities.

(f) Cooperation. The Company and the Investor shall cooperate in good faith to facilitate the exercise of the Investor’s rights under this Section 3.9, including securing any required approvals or consents.

3.10 Most Favored Nation. During the period from the date of this Agreement through the Closing, the Company shall not, and shall cause the Company Subsidiaries not to, enter into any additional, or modify any existing, agreements with any existing or future investors in the Company or any of the Company Subsidiaries (including any Additional Agreements entered into with the Additional Investors) that have the effect of establishing rights or otherwise benefiting such investor in a manner more favorable in any material respect to such investor than the rights and benefits established in favor of the Investor by the Transaction Documents, unless, in any such case, the Investor has been provided with such rights and benefits. If any agreement with any Additional Investors in the Other Private Placements contains indemnity provisions comparable to those in Article V of this Agreement, such other indemnity provisions shall expressly provide that no claims may be made thereunder by the Additional Investors or related persons entitled thereto unless (i) the Investor and the Investor 2 has asserted such a claim under the comparable indemnity provisions set forth in this Article V or Article V of the Investor 2 Investment Agreement, as applicable, and (ii) such claims (including the type and amount of recovery sought by such claim) are the same claims as the Investor claim and the Investor 2 claim with recovery to be shared ratably.

3.11 Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) that are required to be paid in connection with the sale and transfer of the Common Shares to be sold to the Investor hereunder will be, or will have been, fully paid or provided for by the Company, and all Laws imposing such taxes will be or will have been complied with.

3.12 Legend.

(a) The Investor agrees that all certificates or other instruments representing the Common Shares subject to the Transaction Documents shall bear a legend substantially to the following effect, until such time as they are not required under Section 3.13(b):

“(i) THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

(ii) THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH IN AN INVESTMENT AGREEMENT, DATED AS OF APRIL 26, 2011, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.”

(b) Upon request of the Investor, upon receipt by the Company of an opinion of counsel to the Investor reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act or applicable state laws, as the case may be, the Company shall promptly cause clause (i) of the legend to be removed from any certificate for any Common Shares to be so transferred and clause (ii) of the legend shall be removed upon the expiration of such transfer and other restrictions set forth in this Agreement. The Investor acknowledges that the Common Shares have not been registered under the Securities Act or under any state securities laws and agrees that it shall not sell or otherwise dispose of any of the Common Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws.

3.13 Registration Rights.

(a) Registration.

(i) Subject to the terms and conditions of the Transaction Documents, the Company covenants and agrees that as promptly as practicable after (and in any event no more than fifteen (15) days after) the Lockup Termination Date (the “Filing Deadline”), the Company shall have prepared and filed with the SEC one or more Shelf Registration Statements covering the resale of all of the Registrable Securities (or, if permitted by the rules of the SEC, otherwise designated an existing Shelf Registration Statement filed with the SEC to cover such Registrable Securities), and, to the extent the Shelf Registration Statement has not theretofore been declared effective or is not automatically effective upon such filing, the Company shall use reasonable best efforts to cause such Shelf Registration Statement to be declared or become effective as soon as practicable (and in any event no later than the Effectiveness Deadline) and to keep such Shelf Registration Statement continuously effective and in compliance with the Securities Act and usable for resale of such Registrable Securities for a period from the date of its initial effectiveness until the time as there are no such Registrable Securities remaining (including by refiling such Shelf Registration Statement (or a new Shelf Registration Statement) if the initial Shelf Registration Statement expires). In the event that Form S-3 is not available for the registration of the resale of Registrable Securities under this Section 3.13(a)(i), the Company shall (A) register the resale of the Registrable Securities on another appropriate form, including, without limitation, Form S-1, and (B) undertake to register the Registrable Securities on Form S-3 promptly after such form is available, provided that the Company shall maintain the effectiveness of the Shelf Registration Statement then in effect until such time as a Shelf Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

(ii) Demand Registration.

(A) The Investor shall have the right, by written notice (the “Demand Notice”) given to the Company, to request, at any time and from time to time during such periods when a Shelf Registration Statement or Shelf Registration Statements covering all of the Investor’s Registrable Securities is or are not existing and effective, that the Company register, under and in accordance with the provisions of the Securities Act, all or any portion of the Registrable Securities designated by the Investor. Upon receipt of a Demand Notice from the Investor pursuant to this Section 3.13(a)(ii), the Company shall promptly (and in any event within thirty (30) days of the date on which the Company receives such Demand Notice) file with the SEC, and the Company shall thereafter use its reasonable best efforts to cause to be declared effective as promptly as practicable, a registration statement on the appropriate form for the registration and sale as shall be selected by the Company and as shall be reasonably acceptable to the Investor registering Registrable Securities in accordance with the intended method or methods of distribution (which may be by an underwritten offering), of the total number of Registrable Securities specified by the Holders in such Demand Notice (a “Demand Registration Statement”). If the Investor registering Registrable Securities intends to distribute any Registrable Securities by means of an underwritten offering, it shall promptly so advise the Company and the Company shall take all reasonable steps to facilitate such distribution, including the actions required pursuant to Section 3.13(c). The managing underwriters in any such distribution shall be acceptable to the Investor registering Registrable Securities in such underwritten offering. Any Demand Registration Statement may, at the request of the Holders submitting the Demand Notice, be a “shelf” registration pursuant to Rule 415, if available.

(B) The Company shall use reasonable best efforts to keep each Demand Registration Statement filed pursuant to this Section 3.13(a)(ii) continuously effective and usable for the resale of the Registrable Securities covered thereby for a period of one hundred eighty (180) days from the date on which the SEC declares such Demand Registration Statement effective, as such period may be extended pursuant to this Section 3.13(a)(ii)(B). The time period for which the Company is required to maintain the effectiveness of any Demand Registration Statement shall be extended by the aggregate number of days of all suspension periods pursuant to Section 3.13(d) occurring with respect to such Demand Registration Statement.

(C) The Company shall be entitled to suspend the use of any effective Registration Statement under this Section 3.13(a)(ii) under the circumstances set forth in Section 3.13(d).

(D) For the avoidance of doubt, the rights provided pursuant to this Section 3.13(a)(ii) shall not be exercisable until the Effectiveness Deadline.

(iii) Any registration pursuant to this Section 3.13(a) shall be effected by means of a shelf registration under the Securities Act (a “Shelf Registration Statement”) in accordance with the methods and distribution set forth in the Shelf Registration Statement and Rule 415. If the Investor or any other holder of Registrable Securities to whom the registration rights conferred by the Transaction Documents have been transferred in compliance with the Transaction Documents intends to distribute any Registrable Securities by means of an underwritten offering it shall promptly so advise the Company and the Company shall take all reasonable steps to facilitate such distribution, including the actions required pursuant to Section 3.13(c). The lead underwriters in any such distribution shall be selected by the holders of a majority of the Registrable Securities to be distributed.

(iv) If the Company proposes to register any of its securities, whether or not for its own account (including, without limitation, pursuant to the exercise of any demand registration rights pursuant to Section 3.13(a)(ii)), other than a registration pursuant to Section 3.13(a)(i) or a Special Registration, and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company shall give prompt written notice to the Investor and all other Holders of its intention to effect such a registration (but in no event less than ten (10) Business Days prior to the anticipated filing date) and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) Business Days after the date of the Company’s notice (a “Piggyback Registration”). Any such person that has made such a written request may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter, if any, on or before the fifth Business Day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 3.13(a)(iv) prior to the effectiveness of such registration, whether or not the Investor or any other Holders have elected to include Registrable Securities in such registration.

(v) If the registration referred to in Section 3.13(a)(iv) is proposed to be underwritten, the Company shall so advise the Investor and all other Holders as a part of the written notice given pursuant to Section 3.13(a)(iv). In such event, the right of the Investor and all other Holders to registration pursuant to this Section 3.13(a) shall be conditioned upon such persons’ participation in such underwriting and the inclusion of such persons’ Registrable Securities in the underwriting, and each such person shall (together with the Company and the other persons distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. If any participating person disapproves of the terms of the underwriting, such Person may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the Investor.

(vi) In the event (x) that Investor 2 or any of the Additional Investors exercises “piggyback” registration rights under the Investor 2 Investment Agreement or the Additional Agreements in connection with the Investor’s exercise of its demand registration rights pursuant to Section 3.13(a)(ii), (y) that the Company grants “piggyback” registration rights to one or more third parties to include their securities in an underwritten offering under the Shelf Registration Statement pursuant to Section 3.13(a)(i) or (z) that a Piggyback Registration under Section 3.13(a)(iv) relates to an underwritten offering, and in any such case the managing underwriters advise the Company that in their reasonable opinion the number of securities requested to be included in such offering exceeds the number which can be sold without adversely affecting the marketability of such offering (including an adverse effect on the per share offering price), the Company shall include in such registration or prospectus only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities shall be so included in the following order of priority: (1) first, solely in the case of a Piggyback Registration under Section 3.13(a)(iv) relating to a primary offering on behalf of the Company, any securities the Company proposes to sell for its own account, (2) second, Common Stock and other securities of the Company held by the Treasury, (3) third, Registrable Securities of the

Holders and all other holders who have requested registration of Registrable Securities pursuant to the Investor 2 Investment Agreement or the Additional Agreements, Section 3.13(a)(i) or Section 3.13(a)(iv), as applicable, pro rata on the basis of the aggregate number of such securities or shares owned by each such person and (4) fourth, any other securities of the Company that have been requested to be so included, subject to the terms of the Transaction Documents.

(b) Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance hereunder shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder shall be borne by the Holders selling in such registration pro rata on the basis of the aggregate number of securities or shares being sold.

(c) Obligations of the Company. The Company shall use its reasonable best efforts for so long as there are Registrable Securities outstanding, to take such actions as are under its control to not become an ineligible issuer (as defined in Rule 405 under the Securities Act). In addition, whenever required to effect the registration of any Registrable Securities or facilitate the distribution of Registrable Securities pursuant to an effective Shelf Registration Statement, the Company shall, as expeditiously as reasonably practicable:

(i) file a final prospectus with the SEC, as required by Rule 424(b) under the Securities Act;

(ii) provide to each Holder a copy of any disclosure regarding the plan of distribution of the selling Holders, in each case, with respect to such Holder, at least three (3) Business Days in advance of any filing with the SEC of any registration statement or any amendment or supplement thereto that includes such information;

(iii) prepare and file with the SEC a prospectus supplement with respect to a proposed offering of Registrable Securities pursuant to an effective registration statement and, subject to this Section 3.13(c), keep such registration statement effective or such prospectus supplement current;

(iv) prepare and file with the SEC such amendments and supplements to the applicable registration statement and the prospectus or prospectus supplement used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(v) furnish to the Holders and any underwriters such number of correct and complete copies of the applicable registration statement and each such amendment and supplement thereto (including in each case all exhibits) and of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned or to be distributed by them;

(vi) use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders or any managing underwriter(s), to keep such registration or qualification in effect for so long as such registration statement remains in effect, and to take any other action which may be reasonably necessary to enable such seller to consummate the disposition in such jurisdictions of the securities owned by such Holder; provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(vii) notify each Holder of Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the applicable prospectus, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (which notice shall not contain any material non-public information);

(viii) give prompt written notice to the Holders (which notice shall not contain any material, non-public information):

(A) when any registration statement filed pursuant to Section 3.13(a) or any amendment thereto has been filed with the SEC (except for any amendment effected by the filing of a document with the SEC pursuant to the Exchange Act) and when such registration statement or any post-effective amendment thereto has become effective;

(B) of any request by the SEC for amendments or supplements to any registration statement or the prospectus included therein or for additional information;

(C) of the issuance by the SEC of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose;

(D) of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of the Common Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(E) of the happening of any event that requires the Company to make changes in any effective registration statement or the prospectus related to the registration statement in order to make the statements therein not misleading (which notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made); and

(F) if at any time the representations and warranties of the Company contained in any underwriting agreement contemplated by Section 3.13(c)(xi) cease to be true and correct.

(ix) use its reasonable best efforts to prevent the issuance or obtain the withdrawal of any order suspending the effectiveness of any registration statement referred to in Section 3.13(c)(vii)(C) at the earliest practicable time;

(x) upon the occurrence of any event contemplated by Section 3.13(c)(vi) or 3.13(c)(vii)(E) and subject to the Company’s rights under Section 3.13(d), the Company shall promptly prepare a post-effective amendment to such registration statement or a supplement to the related prospectus or file any other required document so that, as thereafter delivered to the Holders and any underwriters, the prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(xi) use reasonable best efforts to procure the cooperation of the Company’s transfer agent in settling any offering or sale of Registrable Securities;

(xii) in the event of an underwritten offering pursuant to Section 3.13(a)(i) or Section 3.13(a)(iv), enter into an underwriting agreement in customary form, scope and substance and take all such other actions reasonably requested by the Holders of a majority of the Registrable Securities being sold in connection therewith or by the managing underwriter(s), if any, to expedite or facilitate the underwritten disposition of such Registrable Securities, and in connection therewith in any underwritten offering (including making members of management and executives of the Company available to participate in “road shows,” similar sales events and other marketing activities), (A) make such representations and warranties to the Holders that are selling shareholders and the managing underwriter(s), if any, with respect to the business of the Company and the Company Subsidiaries, and the Shelf Registration Statement, prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in customary form, substance and scope, and, if true, confirm the same if and when requested, (B) use its reasonable best efforts to furnish the underwriters with opinions of counsel to the Company, addressed to the managing underwriter(s), if any, covering the matters customarily covered in such opinions requested in underwritten offerings, (C) use its reasonable best efforts to obtain “cold comfort” letters from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accounts of any business acquired by the Company for which financial statements and financial data are included in the applicable registration statement) who have certified the financial statements included in such registration statement, addressed to each of the managing underwriter(s), if any, such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters, (D) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures customary in underwritten offerings, and (E) deliver such documents and certificates as may be reasonably requested by the Holders of a majority of the Registrable Securities being sold in connection therewith, their counsel and the managing underwriter(s), if any, to evidence the continued validity of the representations and warranties made pursuant to clause (A) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company;

(xiii) make available for inspection by a representative of Holders that are selling shareholders, the managing underwriter(s), if any, and any attorneys or accountants retained by such Holders or managing underwriter(s), at the offices where normally kept, during reasonable business hours, financial and other records, pertinent corporate documents and properties of the Company, and cause the officers, directors and employees of the Company to supply all information, in each case, reasonably requested by any such representative, managing underwriter(s), attorney or accountant in connection with such Shelf Registration Statement;

(xiv) cause all such Registrable Securities to be listed on each securities exchange on which the same class of securities issued by the Company are then listed or, if the same class of securities is not then listed on any securities exchange, use its reasonable best efforts to cause all such Registrable Securities of such class to be listed on NASDAQ;

(xv) if requested by Holders of a majority of the Registrable Securities being registered and/or sold in connection therewith, or the managing underwriter(s), if any, promptly include in a prospectus supplement or amendment such information as the Holders of a majority of the Registrable Securities being registered and/or sold in connection therewith or managing underwriter(s), if any, may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such amendment as soon as practicable after the Company has received such request;

(xvi) timely provide to its security holders earnings statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and

(xvii) in the event the SEC informs the Company that all of the Registrable Securities then outstanding cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (A) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the initial registration statement as required by the SEC and/or (B) withdraw the initial registration statement and file a new registration statement, in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form S-3, Form S-1 or such other form available to the Company to register for resale the Registrable Securities as a secondary offering; provided, that prior to filing such amendment or new registration statement, the Company shall be obligated to use its reasonable best efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09. Notwithstanding any other provision of this Agreement, if any SEC guidance sets forth a limitation of the number of Registrable Securities or other securities of the Company permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the SEC for the registration of all or a greater number of Registrable Securities), the number of Registrable Securities or other shares of Common Stock to be registered on such registration statement will be reduced in accordance with the applicable provisions of this Section 3.13. In the event the Company amends the initial registration statement or files a new registration statement, as the case may be, under clauses (A) or (B) above, the

Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3, Form S-1 or such other form available to the Company to register for resale those Registrable Securities that were not registered for resale on the initial registration statement, as amended, or the new registration statement.

(d) Suspension of Sales. Upon receipt of written notice from the Company that a registration statement, prospectus or prospectus supplement contains or may contain an untrue statement of a material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that circumstances exist that make inadvisable the use of such registration statement, prospectus or prospectus supplement, each Holder of Registrable Securities shall forthwith discontinue disposition of Registrable Securities pursuant to such registration statement until such Holder has received copies of a supplemented or amended prospectus or prospectus supplement, or until such Holder is advised in writing by the Company that the use of the prospectus and, if applicable, prospectus supplement may be resumed, and, if so directed by the Company, such Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the prospectus and, if applicable, prospectus supplement covering such Registrable Securities current at the time of receipt of such notice (each such suspension, a “Suspension Period”). No single Suspension Period shall exceed thirty (30) consecutive days and the aggregate of all Suspension Periods shall not exceed ninety (90) days during any twelve (12) month period.

(e) Termination of Registration Rights. A Holder’s registration rights as to any securities held by such Holder (and its Affiliates, partners, members and former members) shall not be available unless such securities are Registrable Securities.

(f) Furnishing Information.

(i) Neither the Investor nor any Holder shall use any free writing prospectus (as defined in Rule 405) in connection with the sale of Registrable Securities without the prior written consent of the Company.

(ii) It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 3.13(c) as to a selling Holder that such selling Holder, and the underwriters, if any, shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to effect the registered offering of their Registrable Securities.

(g) Indemnification.

(i) The Company agrees to indemnify each Holder and, if a Holder is a person other than an individual, such Holder’s officers, directors, employees, agents, representatives and Affiliates, and each Person, if any, that controls a Holder within the meaning of the Securities Act (each, an “Indemnitee“”), against any and all Losses, joint or several, arising out of or based upon any untrue statement or alleged untrue statement of material fact contained in any registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or any documents incorporated therein by reference or contained in any free writing prospectus (as such term is defined in Rule 405) prepared by the Company or authorized by it in writing for use by such Holder (or any amendment or supplement thereto), or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company shall not be liable to such Indemnitee in any such case to the extent that any such Loss is based solely upon (i) an untrue statement or omission made in such registration statement, including any such preliminary prospectus or final prospectus contained therein or any such amendments or supplements thereto or contained in any free writing prospectus (as such term is defined in Rule 405) prepared by the Company or authorized by it in writing for use by such Holder (or any amendment or supplement thereto), in reliance upon and in conformity with information regarding such Indemnitee or its plan of distribution or ownership interests which was furnished in writing to the Company by such Indemnitee expressly for use in connection with such registration statement, including any such preliminary prospectus or final prospectus contained therein or any such amendments or supplements thereto, or (ii) offers or sales effected by or on behalf such Indemnitee “by means of” (as defined in Rule 159A) a “free writing prospectus” (as defined in Rule 405) that was not authorized in writing by the Company. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnitee and shall survive the transfer of the Registrable Securities by the Holders.

(ii) If any proceeding shall be brought or asserted against any Indemnitee, such Indemnitee shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnitee and the payment of all reasonable fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnitee to give such notice shall not relieve the Company of its obligations or liabilities pursuant to this Agreement, except to the extent that it shall be finally determined by a court of competent jurisdiction that such failure shall have materially and adversely prejudiced the Company. An Indemnitee shall have the right to employ separate counsel in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee or Indemnitees unless: (1) the Company has agreed in writing to pay such fees and expenses; (2) the Company shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnitee in any such proceeding; or (3) the named parties to any such proceeding (including any impleaded parties) include both such Indemnitee and the Company, and such Indemnitee shall have been advised by counsel that a conflict of interest exists if the same counsel were to represent such Indemnitee and the Company; provided, that the Company shall not be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnitees. The Company shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. The Company shall not, without the prior written consent of the Indemnitee, effect any settlement of any pending proceeding in respect of which any Indemnitee is a party, unless such settlement includes an unconditional release of such Indemnitee from all liability on claims that are the subject matter of such proceeding. Subject to the terms of this Agreement, all fees and expenses of the Indemnitee (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such proceeding in a manner not inconsistent with this Section 3.13(g)(ii)) shall be paid to the Indemnitee, as incurred, within thirty (30) days of written notice thereof to the Company; provided, that the Indemnitee shall promptly reimburse the Company for that portion of such fees and expenses applicable to such actions for which such Indemnitee is finally judicially determined to not be entitled to indemnification hereunder). The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the Indemnitee under this Section 3.13(g), except to the extent that the Company is materially and adversely prejudiced in its ability to defend such action.

(iii) If the indemnification provided for in Section 3.13(g)(i) is unavailable to an Indemnitee with respect to any Losses or is insufficient to hold the Indemnitee harmless as contemplated therein, then the Company, in lieu of indemnifying such Indemnitee, shall contribute to the amount paid or payable by such Indemnitee as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnitee, on the one hand, and the Company, on the other hand, in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and of the Indemnitee, on the other hand, shall be determined by reference to, among other factors, whether the untrue statement of a material fact or omission to state a material fact relates to information supplied by the Company or by the Indemnitee and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; the Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Section 3.13(g)(iii) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.13(g)(i). No Indemnitee guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from the Company if the Company was not guilty of such fraudulent misrepresentation.

(iv) The indemnity and contribution agreements contained in this Section 3.13(g) are in addition to any liability that the Company may have to the Indemnitees and are not in diminution or limitation of the indemnification provisions under Article 5 of this Agreement.

(h) Assignment of Registration Rights. The rights of the Investor to registration of Registrable Securities pursuant to Section 3.13(a) may be assigned by the Investor to a transferee or assignee of Registrable Securities to which (i) there is transferred to such transferee no less than $10,000,000 in Registrable Securities and (ii) such transfer is permitted under the terms hereof; provided, however, that the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the number and type of Registrable Securities that are being assigned.

(i) Holdback. With respect to any underwritten offering of Registrable Securities by the Investor or other Holders pursuant to this Section 3.13, the Company agrees not to effect (other than pursuant to such registration or pursuant to a Special Registration) any public sale or distribution, or to file any registration statement (other than such registration or a Special Registration) covering any of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the period not to exceed ten (10) days prior and ninety (90) days following the effective date of such offering as may be requested by the managing underwriter. The Company also agrees to cause each of its directors and senior executive officers to execute and deliver customary lockup agreements in such form and for such time period up to ninety (90) days as may be requested by the managing underwriter. “Special Registration” means the registration of (i) equity securities and/or options or other rights in respect thereof solely registered on Form S-4 or Form S-8 (or successor form) or (ii) shares of equity securities and/or options or other rights in respect thereof to be offered to directors, members of management, employees, consultants, customers, lenders or vendors of the Company or the Company Subsidiaries or in connection with dividend reinvestment plans.

(j) Rule 144; Rule 144A Reporting. With a view to making available to the Investor and Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its reasonable best efforts to:

(i) make and keep adequate current public information with respect to the Company available, as those terms are understood and defined in Rule 144(c)(1) or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of this Agreement;

(ii) so long as the Investor or a Holder owns any Registrable Securities, furnish to the Investor or such Holder forthwith upon request: (A) a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act, and of the Exchange Act; (B) a copy of the most recent annual or quarterly report of the Company; and (C) such other reports and documents as the Investor or Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration; and

(iii) to take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act.

(k) As used in this Section 3.13, the following terms shall have the following respective meanings:

(i) “Effective Date” means the date that the Shelf Registration Statement filed pursuant to Section 3.13(a)(i) is first declared effective by the SEC.

(ii) “Effectiveness Deadline” means, with respect to the initial Shelf Registration Statement required to be filed pursuant to Section 3.13(a)(i), the earlier of (i) the 60th calendar day following the

Filing Deadline and (ii) the 5th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Shelf Registration Statement will not be “reviewed” or will not be subject to further review; provided, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business.

(iii) “Holder” means the Investor and any other holder of Registrable Securities to whom the registration rights conferred by the Transaction Documents have been transferred in compliance with Section 3.13(h) hereof.

(iv) “Holders’ Counsel” means one counsel for the selling Holders chosen by Holders holding a majority interest in the Registrable Securities being registered.

(v) “Register,” “registered” and “registration” shall refer to a registration effected by preparing and (A) filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of effectiveness of such registration statement or (B) filing a prospectus and/or prospectus supplement in respect of an appropriate effective registration statement.

(vi) “Registrable Securities” means (A) all Common Stock held by the Holders from time to time and (B) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in clause (A) by way of conversion, exercise or exchange thereof or stock dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization, provided that, once issued, such securities shall not be Registrable Securities when (1) they are sold pursuant to an effective registration statement under the Securities Act, (2) they may be sold pursuant to Rule 144 without limitation thereunder on volume or manner of sale and without the requirement for the Company to be in compliance with the current public information required under Rule 144(e)(1) (or Rule 144(i)(2), if applicable), (3) they shall have ceased to be outstanding or (4) they have been sold in a private transaction in which the transferor’s rights under the Transaction Documents are not assigned to the transferee of the securities. No Registrable Securities may be registered under more than one registration statement at one time.

(vii) “Registration Expenses” means all expenses incurred by the Company in effecting any registration pursuant to this Agreement (whether or not any registration or prospectus becomes effective or final) or otherwise complying with its obligations under this Section 3.13, including, without limitation, all registration, filing and listing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, expenses incurred in connection with any “road show,” the reasonable fees and disbursements of Holders’ Counsel, and expenses of the Company’s independent accountants in connection with any regular or special reviews or audits incident to or required by any such registration, but shall not include Selling Expenses and the compensation of regular employees of the Company, which shall be paid in any event by the Company.

(viii) “Rule 158,” “Rule 159A,” “Rule 405” and “Rule 415” mean, in each case, such rule promulgated under the Securities Act (or any successor provision), as the same shall be amended from time to time.

(ix) “SEC Guidance” means (i) any publicly-available written or oral guidance, comments, requirements or requests of the SEC staff and (ii) the Securities Act.

(x) “Selling Expenses” means all discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (other than the fees and disbursements of Holders’ Counsel included in Registration Expenses).

(l) At any time, any holder of Registrable Securities (including any Holder) may elect to forfeit its rights set forth in this Section 3.13 from that date forward; provided, that a Holder forfeiting such rights shall nonetheless be entitled to participate under Sections 3.13(a)(iv) through (vi) in any Pending

Underwritten Offering to the same extent that such Holder would have been entitled to if the holder had not withdrawn; and provided, further, that no such forfeiture shall terminate a Holder’s rights or obligations under Section 3.13(g) with respect to any prior registration or Pending Underwritten Offering. “Pending Underwritten Offering” means, with respect to any Holder forfeiting its rights pursuant to this Section 3.13(l), any underwritten offering of Registrable Securities in which such Holder has advised the Company of its intent to register its Registrable Securities either pursuant to Section 3.13(a)(i) or 3.13(a)(iv) prior to the date of such Holder’s forfeiture.

3.14 Warrant Offering. As promptly as practicable following the Closing, but no sooner than January 1, 2012, and subject to compliance with all applicable Law, including the Securities Act, the Company shall distribute to each holder of record of Common Stock as of the close of business on the Business Day immediately preceding the Closing Date, non-transferable warrants (the “Warrants”) to purchase from the Company one share of Common Stock for each four shares of Common Stock held of record as of the close of business on the Business Day immediately preceding the Closing Date at a per share purchase price equal to the price per Common Share paid by the Investor under this Agreement; provided that no such holder shall thereby exceed, together with any other Person with whom such holder may be aggregated under applicable Law, 4.99% beneficial ownership of the Company’s equity securities. No Warrant will be issued with respect to any holdings or increment of holdings of less than four shares of Common Stock. The transactions described in this Section 3.14, including the purchase and sale of Common Shares upon the exercise of Warrants, shall be referred to in this Agreement as the “Warrant Offering.” Each Warrant shall be exercisable for thirty (30) days after the later of its date of issuance or the effective date of the registration statement related to the Warrant Offering.

3.15 Certain Other Transactions.

(a) Prior to the Closing, notwithstanding anything in the Transaction Documents to the contrary, the Company shall not directly or indirectly effect or cause to be effected any transaction with a third party that would reasonably be expected to result in a Change in Control unless such third party shall have provided prior assurance in writing to the Investor (in a form reasonably satisfactory to the Investor) that the terms of the Transaction Documents shall be fully performed (i) by the Company or (ii) by such third party if it is the successor of the Company or if the Company is its direct or indirect Subsidiary. For the avoidance of doubt, it is understood and agreed that, in the event that a Change in Control occurs on or prior to the Closing, the Investor shall maintain the right under the Transaction Documents to acquire, pursuant to the terms and conditions of the Transaction Documents, the Common Stock (or such other securities or property (including cash) into which the Common Stock may have become exchangeable as a result of such Change in Control), as if the Closing had occurred immediately prior to such Change in Control.

(b) In the event that, at or prior to the Closing, (i) the number of shares of Common Stock or securities convertible or exchangeable into or exercisable for shares of Common Stock issued and outstanding is changed as a result of any reclassification, stock split (including reverse split), stock dividend or distribution (including any dividend or distribution of securities convertible or exchangeable into or exercisable for shares of Common Stock), merger, tender or exchange offer or other similar transaction or (ii) the Company fixes a record date that is at or prior to the Closing Date for the payment of any non-stock dividend or distribution on the Common Stock other than any ordinary cash dividends, then the number of Common Shares to be issued to the Investor at the Closing under the Transaction Documents, together with the applicable implied per share price (and the number of shares and per share price pursuant to the Warrant Offering), shall be equitably adjusted and/or the shares of Common Stock to be issued to the Investor at the applicable Closing under the Transaction Documents shall be equitably substituted with shares of other stock or securities or property (including cash), in each case, to provide the Investor with substantially the same economic benefit from the Transaction Documents as the Investor had prior to the applicable transaction. Notwithstanding anything in the Transaction Documents to the contrary, in no event shall the Purchase Price or any component thereof, or the aggregate percentage of shares to be purchased by the Investor, be changed by the foregoing.

(c) Notwithstanding anything in the foregoing, the provisions of this Section 3.15 shall not be implicated by (i) the transactions contemplated by the Transaction Documents or (ii) any issuances of options, restricted stock units or other equity-based awards granted to newly-appointed directors, employees or consultants of the Company at or around the same time as the transactions contemplated by the Transaction Documents to such Persons, including upon exercise of any such options.

3.16 Transfer Restrictions.

(a) Except as otherwise permitted in this Agreement, for the period from the Closing Date until the Lockup Termination Date, the Investor will not transfer, sell, assign or otherwise dispose of (“Transfer”) any Common Shares, and after such period the Investor may Transfer the Common Shares (1) only in a privately negotiated transaction to any person or group of persons that would not acquire pursuant to such Transfer beneficial ownership of Capital Stock of the Company in violation of the passivity or anti-association commitments described on Exhibit B or (2) into the public market (in a registered public offering, pursuant to Rule 144 under the Securities Act or otherwise, including through any broker, dealer or underwriter, acting in a capacity as such, that purchases Common Shares for distribution) provided that the Investor does not knowingly (without, however, imposing a duty of inquiry on the Investor) effect any public market sale or transfer that would result in beneficial ownership of Capital Stock of the Company in violation of Section 3.6(b).

(b) Permitted Transfers. Notwithstanding Section 3.16(a), the Investor shall be permitted to Transfer any portion or all of its Common Shares acquired pursuant to this Agreement at any time under the following circumstances:

(i) Transfers to (A) any Affiliate of the Investor (any such transferee shall be included in the term “Investor”) or (B) any direct or indirect general or limited partner, member, manager, stockholder, or equity holder of such Investor, but in each case only if the transferee agrees in writing for the benefit of the Company to be bound by the terms of this Agreement; and

(ii) Transfers pursuant to a merger, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction that has, without the participation of the Investor, resulted in a Change in Control.

Other than pursuant to a transaction contemplated by Section 3.16(b)(ii) above, the Investor agrees that it will not Transfer any interest in any transferee pursuant to this Section 3.16(b) unless (x) prior thereto the Common Shares held by it are transferred to the Investor or to one or more of the permitted transferees pursuant to this Section 3.16(b) and/or (y) such transferee remains a person to which the Investor is permitted to transfer any portion or all of its Common Shares under Section 3.16(b)(i) following such Transfer. Any such Transfer pursuant to clause (i) of this Section 3.16(b) shall be void unless each transferee shall agree that prior to such time as it ceases to be a Person to which the Investor is permitted to Transfer any portion or all of its Common Shares under clause (i) of this Section 3.16(b), it shall Transfer the Common Shares it holds to the Investor or one or more permitted transferees of the Investor pursuant to this Section 3.16(b).

3.17 Exchange Listing. The Company shall use its reasonable best efforts to cause the Common Shares to be issued pursuant to this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance, as promptly as possible and in any event prior to the Closing.

3.18 Continued Listing Authorization. The Company shall take all steps necessary to prevent the Common Shares from being delisted from NASDAQ, including, without limitation, effecting a reverse stock split of the Common Stock, if necessary, to comply with NASDAQ Listing Rule 5450(a)(1).

3.19 Rights Plan. As soon as practicable but in any event within 30 days after the date hereof, the Company shall have (i) implemented and put into effect the Rights Plan, and the related rights shall have been issued to shareholders of the Company and (ii) the Company shall have caused the rights agent under the Rights Plan to have executed and delivered to the Company the amendment to the Rights Plan in the form set forth on Section 2.2(jj) of the Disclosure Schedule. For the avoidance of doubt, each of the Investors shall receive the preferred share purchase rights issuable under the Rights Plan with respect to the Common Shares purchased pursuant to this Agreement and the Additional Agreements on the Closing Date.

3.20 Cooperation on Tax Matters. During the period between the date hereof and the Closing Date, the Company shall consult with the Investor regarding any significant transactions or Tax Return positions reasonably expected to materially increase or affect the Company’s net operating losses or capital losses for any taxable year or period and shall, in the Company’s reasonable discretion, take account of Investor’s views on such matters to the extent reasonably feasible.

3.21 Other Private Placements. Notwithstanding anything to the contrary in the Transaction Documents, the Company shall not, and shall cause the Company Subsidiaries not to, take any action (including any redemption, repurchase, or recapitalization of Common Stock, or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock in each case, where the Investor is not given the right to participate in such redemption, repurchase or recapitalization to the extent of the Investor’s pro rata proportion), that would cause any Additional Investor’s or any other Person’s ownership of Voting Securities (together with the ownership by the Investor’s or other Person’s Affiliates (as such term is used under the BHC Act) of Voting Securities) to increase above 4.9%.

3.22 Amendment to the Articles of Incorporation. Immediately following the consummation of the Closing, the Company shall cause Granite to file with the Secretary of State of the State of Delaware a certificate of merger in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”) and executed in accordance with the relevant provisions of the DGCL and to make all other filings or recordings required under the DGCL to effectuate the Granite Merger.

3.23 Preservation of Tax Benefits. Until the first day of a taxable year of the Company as to which the Board of Directors determines that no Tax Benefit of the Company, or any direct or indirect subsidiary thereof, may be carried forward, the Company shall not take any action with respect to its stock or any “options” (within the meaning of Section 1.382-4(d) of the Treasury Regulations) to acquire its stock following the Closing, unless the Company shall have first received an unqualified opinion (based on reasonable assumptions and factual representations) of nationally recognized tax counsel or a private letter ruling from the Internal Revenue Service, in either case to the effect that such action would not cause an “ownership change” of the Company (within the meaning of Section 382(g) of the Code and applicable Treasury Regulations), taking into account the maximum reasonably expected effect of the exercise of any outstanding “options” (as defined above).

3.24 D&O Insurance. The Company shall purchase on commercially reasonable terms by the Closing Date or maintain the existing D&O Insurance in force, and maintain for such periods as the Board of Directors shall in good faith determine (provided that such period shall not be less than six (6) years following cessation of service), at its expense, insurance from a nationally recognized insurance company in an amount to be determined in good faith by the Board of Directors to be appropriate (provided, that such amount shall not be lower than $25,000,000 unless otherwise agreed by the Investor), on behalf of any person who after the Closing is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another person, including any direct or indirect Subsidiary of the Company, against any expense, liability of loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, subject to customary exclusions.

3.25 Granite Merger. From the date of this Agreement until the earlier of the Closing Date or the date this Agreement is terminated:

(a) the Company shall keep the Investor reasonably informed as to the status of the transactions contemplated by the Merger Agreement, including, without limitation, promptly informing the Investor of

(i) any notices delivered by either party thereunder, (ii) any proposed amendment to or waiver thereunder, (iii) any material communications between a party thereunder or any of its Affiliates, on the one hand, and the other party thereunder or any of its Affiliates, on the other hand, (iv) any purported satisfaction of a condition to closing specified in the Merger Agreement and (v) any knowledge of the Company of any action or proceeding threatened, instituted or pending relating to the transactions contemplated thereby; and

(b) the Company shall not take or permit any of its Affiliates to take any action that is reasonably likely to prevent or delay the consummation of the Merger Agreement or the other transactions contemplated by thereby. In furtherance and not in limitation of the foregoing, the Company shall (x) not consent to any request by Granite for approval to take any action, or waive Granite’s or its Affiliates’ failure to perform any obligation under the Merger Agreement without the Investors’ prior written consent, not to be unreasonably withheld, delayed or conditioned, (y) not make or consent to any amendment, supplement, modification or waiver to the Merger Agreement without the Investors’ prior written consent, not to be unreasonably withheld, delayed or conditioned and (z) provide the Investor with any amendments, modifications, or supplements to the Merger Agreement and all schedules, annexes and exhibits thereto.

ARTICLE 4

TERMINATION

4.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by mutual written agreement of the Company and the Investor;

(b) by any party, upon written notice to the other parties, in the event that the Closing does not occur on or before October 31, 2011; provided, however, that the right to terminate this Agreement pursuant to this Section 4.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by the Investor, upon written notice to the Company, if (i) there has been a breach of any representation, warranty, covenant or agreement made by this Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that a closing condition in Section 1.2(c) would not be satisfied and (ii) such breach or condition is not curable or, if curable, is not cured within 15 days after the Company’s receipt of written notice of such breach from the Investor, provided that this Section 4.1(c) shall only apply if the Investor is not in material breach of any of the terms of this Agreement;

(d) by the Company, upon written notice to the Investor, if (i) there has been a breach of any representation, warranty, covenant or agreement made by the Investor in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that a closing condition in Section 1.2(c)(i) or (iii) would not be satisfied and (ii) such breach or condition is not curable or, if curable, is not cured within 15 days after the Investor’s receipt of written notice of such breach from the Company; provided that this Section 4.1(d) shall only apply if the Company is not in material breach of any of the terms of this Agreement;

(e) by any party, upon written notice to the other parties, in the event that any Governmental Entity shall have issued any order, decree or injunction or taken any other action restraining, enjoining or prohibiting any of the transactions contemplated by this Agreement, and such order, decree, injunction or other action shall have become final and nonappealable;

(f) by the Investor, upon written notice to the Company, if the Investor or any of its Affiliates receives written notice from or is otherwise advised by, the Federal Reserve that the Federal Reserve will not grant (or intends to rescind or revoke if previously granted) any of the written confirmations or determinations referred to in Section 1.2(c)(ii)(E);

(g) by the Company, upon written notice to the Investor, if the Company receives written notice from or is otherwise advised by the Federal Reserve that the Federal Reserve will not grant (or intends to rescind or revoke if previously granted) any of the written confirmations or determinations referred to in Section 1.2(c)(ii)(E);

(h) by the Investor, upon written notice to the Company, if (i) a Change in Company Recommendation has occurred pursuant to Section 3.3(e) or (ii) the Company has accepted, or entered into any agreement with respect to a Change in Control of the Company, other than in connection with the transactions contemplated by the Transaction Documents; or

(i) by the Investor, if the Merger Agreement has been terminated.

4.2 Effects of Termination. In the event of any termination of this Agreement as provided in Section 4.1, this Agreement (other than Section 3.3(b), this Article 4 and Article 6 of this Agreement, which shall remain in full force and effect) shall forthwith become wholly void and of no further force and effect; provided that nothing herein shall relieve any party from liability for fraud or willful breach of this Agreement.

4.3 Termination Fee; Expense Reimbursement upon Termination.

(a) In the event this Agreement is terminated by the Investor pursuant to Section 4.1(h)(i), then the Company shall, within one Business Day after such termination, pay to the Investor in immediately available funds a termination fee in the amount of $3,875,000.

(b) In the event this Agreement is terminated by the Investor pursuant to Section 4.1(h)(ii) and the Company consummates a Change in Control within two years following the Investor’s termination pursuant to Section 4.1(h)(ii), then, within one (1) Business Day of the consummation of such Change in Control, the Company shall pay the Investor in immediately available funds a termination fee in the amount of $3,875,000.

(c) If the Merger Agreement is terminated and thereafter the Company receives the “Expense Reimbursement” as such term is defined in the Merger Agreement, then the Company shall pay to the Investor a proportionate share of the Expense Reimbursement equal to the percentage of outstanding shares of Common Stock that would have been owned by the Investor on a Pro Rata Basis immediately after giving effect to the consummation of the transactions contemplated under the Transaction Documents.

ARTICLE 5

INDEMNITY

5.1 Indemnification by the Company.

(a) After the Closing, and subject to Sections 5.1(b), 5.3 and 5.4, the Company shall indemnify, defend and hold harmless to the fullest extent permitted by Law the Investor and its Affiliates, and their successors and assigns, officers, directors, partners, members and employees, as applicable, (the “Investor Indemnified Parties”) against, and reimburse any of the Investor Indemnified Parties for, all Losses that any of the Investor Indemnified Parties may at any time suffer or incur, or become subject to, as a result of or in connection with (1) the inaccuracy or breach of any representation or warranty made by the Company in this Agreement or any certificate delivered pursuant hereto, (2) any breach or failure by the Company to perform any of its covenants or agreements contained in this Agreement and (3) any action, suit, claim, proceeding or investigation by any shareholder of the Company or any other Person (other than the Investor or any Investor Indemnified Party) relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby, including the Investment, the Other Private Placements, Merger Agreement and the TARP Exchange.

(b) Notwithstanding anything to the contrary contained herein, the Company shall not be required to indemnify, defend or hold harmless any of the Investor Indemnified Parties against, or reimburse any of the

Investor Indemnified Parties for, any Losses pursuant to Section 5.1(a) (1) (other than Losses arising out of the inaccuracy or breach of any Company Specified Representations) (i) with respect to any claim (or series of related claims arising from the same underlying facts, events or circumstances) unless such claim (or series of related claims arising from the same underlying facts, events or circumstances) involves Losses in excess of $50,000 (the “De Minimis Amount”) (nor shall any such claim or series of related claims that do not meet the De Minimis Amount be applied to or considered for purposes of calculating the aggregate amount of the Losses by any of the Investor Indemnified Parties for which the Company has responsibility under clause (ii) of this Section 5.1(b) ); and (ii) until the aggregate amount of the Investor Indemnified Parties’ Losses for which the Investor Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.1(a) exceeds $1,000,000 (the “Deductible”), after which the Company shall be obligated for all of the Investor Indemnified Parties’ Losses for which the Investor Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.1(a)(1) that are in excess of the Deductible. Notwithstanding anything to the contrary contained herein, the Company shall not be required to indemnify, defend or hold harmless the Investor Indemnified Parties against, or reimburse the Investor Indemnified Parties for, any Losses pursuant to Section 5.1(a) (1) in a cumulative aggregate amount exceeding the aggregate purchase price paid by the Investor to the Company pursuant to Section 1.1 (other than Losses arising out of the inaccuracy or breach of any Company Specified Representations).

(c) For purposes of Section 5.1(a), in determining whether there has been a breach of a representation or warranty, the parties hereto shall ignore any “materiality,” “Knowledge,” “Material Adverse Effect” or similar qualifications.

5.2 Indemnification by the Investor.

(a) After the Closing, and subject to Sections 5.3 and 5.4, the Investor shall indemnify, defend and hold harmless to the fullest extent permitted by Law the Company and its Affiliates and their respective successors and assigns, officers, directors, partners, members and employees (the “Company Indemnified Parties”) against, and reimburse any of the Company Indemnified Parties for, all Losses that the Company Indemnified Parties may at any time suffer or incur, or become subject to, as a result of or in connection with (1) the inaccuracy or breach of any representation or warranty made by the Investor in this Agreement or any certificate delivered pursuant hereto or (2) any breach or failure by such Investor to perform any of its covenants or agreements contained in this Agreement.

(b) Notwithstanding anything to the contrary contained herein, the Investor shall not be required to indemnify, defend or hold harmless any of the Company Indemnified Parties against, or reimburse any of the Company Indemnified Parties for any Losses pursuant to Section 5.2(a)(1) (other than Losses arising out of the inaccuracy or breach of any Investor Specified Representations) (i) with respect to any claim (or series of related claims arising from the same underlying facts, events or circumstances) unless such claim (or series of related claims arising from the same underlying facts, events or circumstances) involves Losses in excess of the De Minimis Amount (nor shall any such claim or series of related claims that do not meet the De Minimis Amount be applied to or considered for purposes of calculating the aggregate amount of the Losses by any of the Company Indemnified Parties for which the Investor has responsibility under clause (ii) of this Section 5.2(b)); and (ii) until the aggregate amount of the Company Indemnified Parties’ Losses for which the Company Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.2(a) exceeds the Deductible, after which the Investor shall be obligated for all of the Company Indemnified Parties’ Losses for which the Company Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.2(a) (1) that are in excess of such Deductible. Notwithstanding anything to the contrary contained herein, the Investor shall not be required to indemnify, defend or hold harmless the Company Indemnified Parties against, or reimburse the Company Indemnified Parties for, any Losses pursuant to Section 5.2(a) (1) in a cumulative aggregate amount exceeding the aggregate purchase paid by the Investor to the Company pursuant to Section 1.1 hereof (other than Losses arising out of the inaccuracy or breach of any of the Investor Specified Representations).

(c) For purposes of Section 5.2(a), in determining whether there has been a breach of a representation or warranty, the parties hereto shall ignore any “materiality” or similar qualifications.

5.3 Notification of Claims.

(a) Any Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought hereunder, including any pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party) (each, a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Agreement except to the extent that the Indemnifying Party is materially prejudiced by such failure. The parties agree that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 6.1 for such representation, warranty, covenant or agreement; provided, that if, prior to such applicable date, a party hereto shall have notified the other parties hereto in accordance with the requirements of this Section 5.3(a) of a claim for indemnification under this Agreement (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Agreement notwithstanding the passing of such applicable date.

(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 5.3(a) in respect of a Third Party Claim, the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of any Third Party Claim, with its own counsel reasonably acceptable to the Indemnified Party and at its own expense. The Indemnified Party shall have the right to employ counsel on its own behalf for, and otherwise participate in the defense of, any such Third Party Claim, but the fees and expenses of its counsel will be at its own expense unless (1) the employment of counsel by the Indemnified Party at the Indemnifying Party’s expense has been authorized in writing by the Indemnifying Party, as applicable, (2) the Indemnified Party reasonably believes there may be a conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of the defense of such Third Party Claim, (3) the Indemnified Party reasonably believes there are legal defenses available to it that are different from, additional to or inconsistent with those available to the Indemnifying Party, or (4) the Indemnifying Party has not in fact employed counsel to assume the defense of such Third Party Claim within a reasonable time after receipt of notice of the commencement of such Third Party Claim, in each of which cases the fees and expenses of such Indemnified Party’s counsel shall be at the expense of the Indemnifying Party. The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives a notice from the Indemnifying Party as contemplated by the immediately preceding sentence. The Indemnified Party shall, and shall cause each of their Affiliates and Representatives to, use reasonable best efforts to cooperate with the Indemnifying Party in the defense of any Third Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise, discharge or entry of any judgment does not involve any statement, finding or admission of any fault, culpability, failure to act, violation of Law or admission of any wrongdoing by or on behalf of the Indemnified Party, and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement or judgment (unless otherwise provided in such judgment), (ii) not encumber any of the material assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement, compromise, discharge, entry of judgment (if applicable), or other resolution, a complete and unconditional release of each Indemnified Party in form and substance reasonably satisfactory to such Indemnified Party from any and all liabilities in respect of such Third Party Claim. An Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the

Indemnifying Party or admit to any liability with respect to such claim or demand without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed); provided that such consent shall not be required if the Indemnifying Party has not fulfilled any material obligations under this Section 5.3(b) .

(c) In the event any Indemnifying Party receives a notice of a claim for indemnity from an Indemnified Party pursuant to Section 5.3(a) that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within twenty (20) Business Days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this Agreement. The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party.

5.4 Indemnification Payment. In the event a claim or any Action for indemnification hereunder has been finally determined, the amount of such final determination shall be paid by the Indemnifying Party to the Indemnified Party on demand in immediately available funds; provided, however, that any reasonable and documented out-of-pocket expenses incurred by the Indemnified Party as a result of such claim or Action shall be reimbursed promptly by the Indemnifying Party upon receipt of an invoice describing such costs incurred by the Indemnified Party. A claim or an Action, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Agreement when the parties hereto have so determined by mutual agreement or, if disputed, when a final non-appealable governmental order has been entered into with respect to such claim or Action.

5.5 Exclusive Remedies. Each party hereto acknowledges and agrees that following the Closing, the indemnification provisions hereunder shall be the sole and exclusive remedies of the parties hereto for any breach of the representations, warranties or covenants contained in the this Agreement. No investigation of the Company by the Investor, or of the Investor by the Company, whether prior to or after the date of this Agreement, shall limit any Indemnified Party’s exercise of any right hereunder or be deemed to be a waiver of any such right. The parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE 6

MISCELLANEOUS

6.1 Survival. The representations and warranties of the parties hereto contained in this Agreement shall survive in full force and effect until the date that is eighteen (18) months after the Closing Date (or until final resolution of any claim or action arising from the breach of any such representation and warranty, if notice of such breach was provided prior to the end of such period), at which time they shall terminate and no claims shall be made for indemnification under Section 5.1 or Section 5.2, as applicable, for breaches of representations or warranties thereafter, except the Company Specified Representations (other than the representations and warranties made in Section 2.2(x), which shall survive until 60 days after the expiration of the applicable statute of limitations) and the Investor Specified Representations shall survive the Closing indefinitely. The covenants and agreements set forth in this Agreement shall survive until the earliest of the duration of any applicable statute of limitations or until performed or no longer operative in accordance with their respective terms.

6.2 Expenses. Other than as expressly provided elsewhere herein, all parties hereto shall be responsible for the payment of their own expenses incurred under the Transaction Documents; provided, that, in the event that the Closing is consummated, the Company shall reimburse the Investor promptly, without duplication, for all reasonable, documented out-of-pocket expenses incurred by it or on its behalf in connection with due diligence, the negotiation and preparation of this Agreement and the undertaking of the transactions contemplated hereby (including, without limitation, all fees and expenses of counsel, financial and other advisors, the filing or pursuit of any Governmental Consent requested in connection with the transaction contemplated hereby and accounting fees incurred by or on behalf of the Investor or its Affiliates in connection with the transactions contemplated hereby, costs associated with loan due diligence and all other diligence and related expenses), provided that the Company shall not be obligated to reimburse the Investor for such expenses in excess of $1,500,000 in the aggregate (the “Expense Reimbursement”).

6.3 Other Definitions . Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. In addition, the following terms shall have the meanings assigned to them below:

(a) the term “Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person provided that no security holder of the Company shall be deemed to be an Affiliate of any other security holder or of the Company or any of the Company Subsidiaries solely by reason of any investment in the Company, for purposes of this definition, “control” (including, with correlative meanings, the terms “controlling ,” “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such Person, whether through the ownership of voting securities by contract or otherwise;

(b) the term “Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other federal or state agency with authority to (i) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by the Company or (ii) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities;

(c) the term “Board of Directors” means the Board of Directors of the Company;

(d) the term “Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York or in the State of North Carolina generally are authorized or required by Law or other governmental actions to close;

(e) the term “Capital Stock” means capital stock or other type of equity interest in (as applicable) a Person;

(f) the term “Change in Control” means, with respect to the Company, the occurrence of any one of the following events; provided that the Investment, the Other Private Placements, the Granite Merger, the Merger Agreement and the other transactions contemplated hereby shall not be deemed to be a Change in Control:

(A) any Person is or becomes a beneficial owner (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), other than the Investors and their Affiliates, directly or indirectly, of twenty percent (20%) of the aggregate voting power of the Voting Securities; provided, however, that the event described in this clause (A) will not be deemed a Change in Control by virtue of any holdings or acquisitions: (i) by the Company or any of the Company Subsidiaries, (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of the Company Subsidiaries; provided that such holdings or acquisitions by any such plan (other than any plan maintained under Section 401(k) of the Code) do not exceed twenty percent (20%) of the then outstanding Voting Securities, (iii) by any underwriter temporarily holding securities pursuant to an offering of such securities or (iv) pursuant to a Non-Qualifying Transaction;

(B) the consummation of a merger, consolidation, statutory share exchange or similar transaction that requires adoption by the Company’s shareholders (a “Business Combination”), unless immediately following such Business Combination: (x) more than fifty percent (50%) of the total voting power of the corporation resulting from such Business Combination (the “Surviving Corporation”), or, if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), of one hundred percent (100%) of the voting securities eligible to elect directors of the Surviving Corporation (the “Parent Corporation”), is represented by Voting Securities that were outstanding immediately before such Business Combination (or, if applicable, is represented by shares into which such Voting Securities were converted pursuant to such Business Combination), and (y) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Continuing Directors at the time the Board of Directors approved the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (x) and (y) above will be deemed a “Non-Qualifying Transaction”);

(C) the shareholders of the Company approve a plan of liquidation or dissolution of the Company or a sale of all or substantially all of the Company’s assets; or

(D) a majority of the members of the Board of Directors are not Continuing Directors;provided that the changes to the membership of the Board of Directors pursuant to Section 1.2(c)(ii)(J) herein shall not be considered a Change in Control;

(g) the term “Code” means the Internal Revenue Code of 1986, as amended;

(h) the term “Company Specified Representations” means the representations and warranties made in Section 2.2(a), Section 2.2 (c), Section 2.2(d)(i), Section 2.2(x), and Section 2.2(z);

(i) the term “Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (i) was a member of the Board of Directors on the date of this Agreement or (ii) was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such new director’s nomination or election;

(j) the term “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) Section 302 or 4068(a) of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, other than any liabilities under the Benefit Plans;

(k) the term “Disclosure Schedule” shall mean a schedule delivered, on or prior to the date of this Agreement, by (i) the Investor to the Company and (ii) the Company to the Investor setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 2.2 with respect to the Company, or in Section 2.3 with respect to the Investor, or to one or more covenants contained in Article 3;

(l) the term “Environmental Laws” means all federal, state or local laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes into the environment;

(m) the term “Event of Default” has the meaning specified in each of the indentures governing the Company’s trust preferred securities and related Company junior subordinated debentures;

(n) the term “GAAP” means United States generally accepted accounting principles and practices as in effect from time to time;

(o) the term “Governmental Consent” means any notice to, registration, declaration or filing with, exemption or review by, or authorization, order, consent or approval of, any Governmental Entity, or the expiration or termination of any statutory waiting periods;

(p) the term “Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, and any applicable industry self-regulatory organization or securities exchange;

(q) the term “Hazardous Substance” means any substance that is regulated pursuant to any Environmental Law including any waste, petroleum products, asbestos, mold and lead products;

(r) the term “Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by the Bank, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral;

(s) the term “Investor Designated Director” means John Bresnan or such other individual and such successor as the Investor shall designate as provided herein;

(t) the term “Investor Specified Representations” means the representations and warranties made in Section 2.3(b)(i) and Section 2.3(e);

(u) the term “Knowledge” of the Company and words of similar import means the knowledge of any directors, executives or other employees of the Company listed on Schedule I hereto;

(v) the term “Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased or serviced by the Bank or a security backed by or representing an interest in any such mortgage loan;

(w) the term “Lockup Termination Date” means the earlier of:

(i) the nine-month anniversary of the Closing Date;

(ii) the date on which the Investor owns in aggregate with its Affiliates less than five percent (5%) of the outstanding shares of Common stock (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Company’s capitalization);

(iii) the date on which any Person commences a bona fide public tender or exchange offer which, if consummated, would result in a Change in Control;

(iv) the public announcement (including a public filing) by the Company that it is “for sale” in a transaction that would result in a Change in Control; and

(v) the execution by the Company of a definitive agreement which, if consummated, would result in a Change in Control;

(x) the term “Losses” means any and all losses, damages, reasonable costs, reasonable expenses (including reasonable attorneys; fees and disbursements), liabilities, settlement payments, awards, judgments, fines, obligations, claims, and deficiencies of any kind, excluding special, consequential, exemplary and punitive damages;

(y) the term “Non-Performing Assets” means (i) non-accrual loans, (ii) accruing loans that are ninety (90) days or more delinquent and (iii) other real estate owned (OREO) assets, taking into account, with respect to the assets of Granite, the affect of purchase accounting on such assets in connection with the Merger;

(z) the term “Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Entity or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity;

(aa) the term “Proxy Statement” means a proxy statement of the Company related to the Shareholder Proposals;

(bb) the term “Rule 144” means such rule promulgated under the Securities Act (or any successor provision), as the same shall be amended from time to time;

(cc) the term “Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other entity (x) of which such Person or a Subsidiary of such Person is a general partner or (y) of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is directly or indirectly owned by such Person and/or one or more Subsidiaries thereof;

(dd) the term “Tax” or “ Taxes” means all United States federal, state, local or foreign income, profits, estimated, gross receipts, windfall profits, severance, property, intangible property, occupation, production, sales, use, license, excise, emergency excise, franchise, capital gains, capital stock, employment, withholding, transfer, stamp, payroll, goods and services, value added, alternative or add-on minimum tax, or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines, related liabilities or additions to tax that may become payable in respect thereof imposed by any Governmental Entity, whether or not disputed;

(ee) the term “Tax Benefit” means net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any potential loss or deduction attributable to an existing “net unrealized built-in loss “ within the meaning of Section 382 of the Code.

(ff) the term “Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim or refund, amended return and declaration of estimated Tax;

(gg) the term “Transaction Documents” means this Agreement, the Merger Agreement, the Investor 2 Agreement, the Additional Agreements, the Exchange Agreement, the Bank Subordinated Debt Settlement and Preferred Stock Repurchase Agreement and the Equity Commitment Letter, as the same may be amended or modified from time to time;

(hh) the term “Voting Securities” means at any time shares of any class of Capital Stock of the Company that are then entitled to vote generally in the election of directors;

(ii) the word “or”is not exclusive;

(jj) the words “including ,” “includes ,” “included” and “include” are deemed to be followed by the words “without limitation”;

(kk) the terms “herein ,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision; and

(ll) all article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit and schedule references not attributed to a particular document shall be references to such exhibits and schedules to this Agreement.

6.4 Amendment and Waivers. The conditions to each party’s obligation to consummate the Closing are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by Law. No amendment or waiver of any provision of this Agreement will be effective against any party hereto unless it is in a writing signed by a duly authorized officer of such party.

6.5 Counterparts and Facsimile. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Agreement may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

6.6 Governing Law. This Agreement will be governed by and construed in accordance with the Laws of the State of New York applicable to contracts made and to be performed entirely within such State.

6.7 Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York sitting in the borough of Manhattan, New York, New York, so long as such court shall have subject matter jurisdiction over such suit, action or proceeding or, if it does not have subject matter jurisdiction, in any New York State court sitting in the borough of Manhattan, New York, New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 6.9 shall be deemed effective service of process on such party. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the state and federal courts referred to above for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby.

6.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.9 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by telecopy or facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) If to the Investor:

c/o The Carlyle Group

520 Madison Avenue

New York, New York 10022

Attn: John Redett

Fax: (212) 813-4901

with a copy (which copy alone shall not constitute notice):

Simpson Thacher and Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Maripat Alpuche

Telephone: (212) 455-2000

Fax: (212) 455-2052

(b) If to the Company:

FNB United Corp.

150 South Fayetteville Street

Asheboro, North Carolina 27203

Attn: Chief Financial Officer

Fax: (336) 328-1633

with a copy (which copy alone shall not constitute notice) to each of:

Arnold & Porter LLP

555 Twelfth Street NW

Washington, D.C. 20004

Attn: Brian McCormally

          Beth DeSimone

Fax: (202) 942-5999

and

Schell Bray Aycock Abel & Livingston PLLC

230 North Elm Street

Greensboro, NC 27401

Attention: Melanie Samson Tuttle

Facsimile No.: (336) 370-8830

6.10 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the other Transaction Documents and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, inducements or conditions, both written and oral, among the parties, with respect to the subject matter hereof and thereof.

6.11 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Common Shares to be issued pursuant to this Agreement. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor. The Investor may assign some or all of its rights hereunder or thereunder without the consent of the Company to any Affiliate of the Investor, and such assignee shall be deemed to be an Investor hereunder with respect to such assigned rights and shall be bound by the terms and conditions of this Agreement that apply to the Investor.

6.12 Captions. The article, section, paragraph and clause captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

6.13 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

6.14 Third Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any Person (including any Additional Investors) other than the parties hereto, any benefit right or remedies, except that the provisions of Sections 3.5, 3.14, 5.1 and 5.2 shall inure to the benefit of the persons referred to in such Sections.

6.15 Public Announcements. Each of the parties hereto will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to the Transaction Documents and any of the transactions contemplated hereby and thereby, including any communications to the employees and customers of the Company and its Affiliates. Without limiting the foregoing, except as otherwise permitted in the next sentence, no party hereto will make (and each party will use its reasonable best efforts to ensure that its Affiliates and Representatives do not make) any such news release or public disclosure without first consulting with the other parties hereto and, in each case, also receiving each other party’s consent (which shall not be unreasonably withheld or delayed). In the event a party hereto is advised by its outside legal counsel that a particular disclosure is required by Law, such party shall be permitted to make such disclosure but shall be obligated to use its reasonable best efforts to consult with the other parties hereto and take their comments into account with respect to the content of such disclosure before issuing such disclosure.

6.16 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

6.17 Independent Nature of the Investor’s Obligations and Rights. The obligations of the Investor under any Transaction Document is several and not joint with the obligations of each other or any other Investor, and the Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of the Investor to purchase the Common Stock pursuant to the Transaction Documents has been made by the Investor independently of any other non-affiliated Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, which may have been made or given by any other non-affiliated Investor or by any agent or employee of any other non-affiliated Investor, and neither the Investor nor any of its agents or employees shall have any liability to any other Investor (or any other Person) relating to or arising from any such information, materials, statement or opinions. Nothing contained in the Transaction Documents, and no action taken by the Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents. The Investor confirms that it has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors and no other non-affiliated Investor has acted as agent for the Investor in connection with making its investment hereunder and that no non-affiliated Investor will be acting as agent of the Investor (or its Affiliates) in connection with monitoring its investment in the Common Stock or enforcing its rights under the Transaction Documents. The Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of the Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and the Investor, solely, and not between the Company and the Investors collectively, or between and among the Investors.

6.18 No Recourse; Limitation on Liability.

(a) This Agreement may only be enforced against the named parties hereto. All claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may be made only against the entities that are expressly identified as parties hereto or that are subject to the terms hereof, and no past, present or future director, officer, employee, incorporator, member, manager, partner, shareholder, Affiliate, agent, attorney or representative of any party hereto (including any person negotiating or executing this Agreement on behalf of a party hereto) shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action, whether in tort, contract or otherwise, that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement and the transactions contemplated hereby.

(b) The Company agrees that, whether or not this Agreement is terminated, to the extent it has incurred Losses or damages in connection with this Agreement, (a) the maximum liability of the Investor shall be limited to the Purchase Price payable pursuant to Section 1.1 and (b) the Investor shall not be liable for any special, indirect, exemplary, consequential or punitive damages in connection with this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell
	Name:	R. Larry Campbell
	Title:	CEO

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:	TCG Financial Services, L.P.,
its general partner

By:	Carlyle Financial Services, Ltd.,
its general partner

By:	/s/ John Redett
	Name:	John Redett
	Title:	Principal

Signature Page to Investment Agreement

EXECUTION VERSION

AMENDMENT NO. 1, dated as of June 16, 2011 (this “Amendment”), to that Investment Agreement, dated as of April 26, 2011 (the “Agreement”), by and between FNB United Corp., a North Carolina corporation (the “Company”), and Carlyle Financial Services Harbor, L.P., a Delaware limited partnership (the “Investor”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement.

RECITALS

A. Pursuant to Section 6.4 of the Agreement, the Company and the Investor may amend the Agreement in writing; and

B. The parties desire to make certain amendments to the Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree to amend the Agreement as follows:

1.	Amendments.

(a) Recital E is hereby amended by replacing the first instance of “25%” with “35%”.

(b) Clause (i) of Section 1.2(c)(ii)(O) is amended by replacing the first instance of “25%” with “35%”.

(c) A new Section 1.2(c)(ii)(V) shall be inserted into the Agreement, and shall read as follows:

The Investor, together with its “Affiliates” (as such term is defined in the Rights Plan), will not be a “Threshold Investor” pursuant to the Rights Plan.

(d) The last sentence of Section 2.2(b) is amended and restated in its entirety as follows:

As of the date of this Agreement, the Company beneficially owns all of the outstanding capital securities and has sole control of the Bank, and as of the Closing Date, the Company will, directly or indirectly, beneficially own all of the outstanding capital securities and have sole control of the Bank, Granite and Bank of Granite.

(e) The first sentence of Section 2.2(i)(i) is amended by deleting the following phrase: “on the system of internal accounting controls described below in this Section 2.2(i)”.

(f) The first sentence of Section 3.9(a) is hereby amended by replacing the clause “for so long as the Investor owns, in the aggregate together with its Affiliates, Common Shares representing the Qualifying Ownership Interest” with the clause “until the later of the second anniversary of the Closing Date and the date on which the Investor no longer owns, in the aggregate together with its Affiliates, at least one and one-half percent (1.5%) of the outstanding Common Shares”.

(g) Section 3.13(k)(vi) is hereby amended and restated in its entirety as follows:

(vi)

Registrable Securities” means (A) all Common Stock held by the Holders from time to time and (B) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in clause (A) by way of conversion, exercise or exchange thereof or stock dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization, provided that, once issued, such securities shall cease to be Registrable Securities (1) when they are sold pursuant to an effective registration statement under the Securities Act, (2) the later of (x) when they may be sold pursuant to Rule 144 without limitation thereunder on volume or manner of sale and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (y) the third anniversary of the Closing Date, (3) when they shall have ceased to be outstanding, or (4) when they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities. No Registrable Securities may be registered under more than one registration statement at one time.

(h) Section 3.26 shall be inserted into the Agreement, and shall read as follows:

3.26	Rule 144A Information Requirement. If at any time the Company is no longer subject to the reporting requirements of the Exchange Act, it will furnish to the Holders and prospective purchasers of the Common Stock designated by the Holders, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(i) Section 5.1(a) is hereby amended by modifying clause (1) to read in its entirety as follows:

(1) the inaccuracy or breach of any representation or warranty made by the Company in this Agreement or the other Transaction Documents or any certificate delivered pursuant hereto or thereto,

2.	General.

(a) Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with the terms thereof. All references in the Agreement to “this Agreement” shall be deemed to refer to the Agreement as amended by this Amendment.

(b) For the convenience of the parties hereto, this Amendment may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Amendment may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

(c) The provisions of Article 6 (Miscellaneous) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[Signature page follows.]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell

Name:	R. Larry Campbell

Title:	Chief Executive Officer

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:	TCG Financial Services, L.P., its general partner

By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ John Redett

Name:	John Redett

Title:	Principal

EXECUTION DRAFT

AMENDMENT NO. 2, dated as of August 4, 2011 (this “Amendment”), to that Investment Agreement, dated as of April 26, 2011, as amended by Amendment No. 1, dated as of June 16, 2011 (the “Agreement”), by and between FNB United Corp., a North Carolina corporation (the “Company”), and Carlyle Financial Services Harbor, L.P., a Delaware limited partnership (the “Investor”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement.

RECITALS

A. Pursuant to Section 6.4 of the Agreement, the Company and the Investor may amend the Agreement in writing; and

B. The parties desire to make certain amendments to the Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing mutual covenants contained in this Amendment, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree to amend the Agreement as follows:

1.	Amendments.

(a) Recital A is hereby amended and restated in its entirety as follows:

A. The Investment. The Company intends to issue and sell to the Investor, and the Investor intends to purchase from the Company, on the terms and conditions described herein, 493,750,000 shares of common stock of the Company, no par value (the “Common Stock” or “Common Shares”), at a price of $0.16 per share for aggregate cash consideration of $79.0 million (the “Investment”). The number of Common Shares purchased by the Investor pursuant to this Agreement shall not exceed 23.43% of the Common Shares outstanding as of the Closing Date after giving effect to the issuance of Common Shares in the Other Private Placements (as defined below), the TARP Exchange and the Granite Merger but excluding any issuance of Common Shares pursuant to outstanding Company Options and the TARP Warrant (“Pro Forma Basis”) (rounded down to the nearest whole share).

(b) Recital B is hereby amended and restated in its entirety as follows:

B. Other Private Placements. The Company intends to issue (i) to Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (together, “Investor 2”), on the terms and subject to the conditions set forth in the Investment Agreement between Investor 2 and the Company, dated as of the date hereof (the “Investor 2 Investment Agreement”), 493,750,000 shares of Common Stock, at a price of $0.16 per share for aggregate cash consideration of $79.0 million (the “Investor 2 Investment”), and (ii) in one or more private placement transactions with other investors (the “Additional Investors,” and together with the Investor and Investor 2, the “Investors”) pursuant to agreements with the Additional Investors (the “Additional Agreements”), Common Shares at the same per share price and for an aggregate purchase price of, together with the Investment and the Investor 2 Investment, $310 million, with the closing of such transactions to occur simultaneously with the Closing (together with the Investor 2 Investment, the “Other Private Placements”). The number of shares of Common Stock purchased by Investor 2 pursuant to the Investor 2 Investment Agreement will not exceed 23.43% of the Common Shares outstanding as of the Closing date on a Pro Forma Basis (rounded down to the nearest whole shares). The number of shares of Common Stock purchased by any Additional Investor pursuant to any Additional Agreements will not exceed 4.99% of the Common Shares outstanding as of the Closing date on a Pro Forma Basis (rounded down to the nearest whole share).

(c) Section 1.1 is hereby amended and restated in its entirety as follows:

1.1 Issuance, Sale and Purchase. On the terms and subject to the satisfaction or waiver of the conditions set forth herein, the Company agrees to issue and sell to the Investor, and the Investor agrees to purchase from the Company, free and clear of any Liens, 493,750,000 shares of Common Stock equal to 23.43% of the Common Shares outstanding at the Closing Date on a Pro Forma Basis (rounded down to the nearest whole share) at a price of $0.16 per share, for an aggregate cash consideration of $79.0 million (the aggregate purchase price payable pursuant to this Section 1.1, the “Purchase Price”).

(d) The first sentence of Section 3.9(a) is hereby amended by replacing the clause “until the later of the second anniversary of the Closing Date and the date on which the Investor no longer owns, in the aggregate together with its Affiliates, at least one and one-half percent (1.5%) of the outstanding Common Shares” with the clause “until the later of the second anniversary of the Closing Date and the date on which the Investor no longer owns, in the aggregate together with its Affiliates, either (A) all shares purchased by the Investor pursuant to this Agreement or (B) at least one and one-half percent (1.5%) of the outstanding Common Shares”.

(e) Section 3.13(h) is hereby amended and restated in its entirety as follows:

(h) The rights of the Investor to registration of Registrable Securities pursuant to Section 3.13(a) (other than the rights of the Investor to registration of Registrable Securities pursuant to Section 3.13(a)(ii) solely in the case of clause (i)(B) below) may be assigned by the Investor to a transferee or assignee of Registrable Securities to if (i) either (A) there is transferred to such transferee no less than $10,000,000 in Registrable Securities or (B) such transferee is an Affiliate of the Investor, and (ii) such transfer is permitted under the terms hereof; provided, however, that the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the number and type of Registrable Securities that are being assigned.

2.	General.

(a) Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with the terms thereof. All references in the Agreement to “this Agreement” shall be deemed to refer to the Agreement as amended by this Amendment.

(b) For the convenience of the parties hereto, this Amendment may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Amendment may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

(c) The provisions of Article 6 (Miscellaneous) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[Signature page follows.]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell

Name:	R. Larry Campbell

Title:	President

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:	TCG Financial Services, L.P.,
its general partner

By:	Carlyle Financial Services, Ltd.,
its general partner

By:	/s/ John Redett

Name:	John Redett

Title:	Principal

Annex C

EXECUTION VERSION

INVESTMENT AGREEMENT

dated as of April 26, 2011

by and between

FNB UNITED CORP.,

OAK HILL CAPITAL PARTNERS III, L.P.

and

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.

i

LIST OF SCHEDULES AND EXHIBITS

Disclosure Schedules
Schedule I	–	Knowledge
Exhibit A	–	Form of Merger Agreement
Exhibit B	–	Form of Passivity or Anti-Association Commitments

ii

INDEX OF DEFINED TERMS

Defined Term	Section
Action	2.2(f)
Additional Agreements	Recitals
Additional Investors	Recitals
Affiliate	6.3(a)
Agency	6.3(b)
Agreement	Preamble
Articles Amendment Proposal	Recitals
Articles of Amendment	Recitals
Bank	Recitals
Bank Boards	3.5(a)
Bank of Granite	Recitals
Bank Preferred Stock	Recitals
Bank Subordinated Debt	Recitals
Bank Subordinated Debt Settlement and Preferred Stock Repurchase Agreement	Recitals
Benefit Plans	2.2(v)(i)
BHC Act	1.2(c)(ii)(E)
Board of Directors	6.3(c)
Burdensome Condition	1.2(c)(ii)(F)
Business Combination	6.3(f)(B)
Business Day	6.3(d)
Capital Stock	6.3(e)
Capitalization Date	2.2(c)
Capitalization Update	2.2(c)
CBCA	1.2(c)(ii)(E)
Change	3.3(e)
Change in Company Recommendation	3.3(e)
Change in Control	6.3(f)
Closing	1.2(a)
Closing Date	1.2(a)
Code	6.3(g)
Common Shares	Recitals
Common Stock	Recitals
Company	Preamble
Company Employees	2.2(v)(i)
Company Financial Statements	2.2(g)
Company Indemnified Parties	5.2(a)
Company Insurance Policies	2.2(s)
Company Option	2.2(c)
Company Preferred Stock	2.2(c)
Company Recommendation	3.3(e)
Company Reports	2.2(h)
Company Restricted Stock	2.2(c)
Company Shareholders’ Meeting	3.3(e)
Company Specified Representations	6.3(h)
Company Subsidiaries	2.2(b)
Company Subsidiary	2.2(b)
Confidentiality Agreement	3.2(b)
Continuing Directors	6.3(i)
control, controlling, controlled by and under common control with	6.3(a)

iii

Defined Term	Section
Controlled Group Liability	6.3(j)
De Minimis Amount	5.1(b)
Deductible	5.1(b)
Demand Notice	3.13(a)(ii)(A)
Demand Registration Statement	3.13(a)(ii)(A)
Disclosure Schedule	6.3(k)
Effective Date	3.13(k)(i)
Effectiveness Deadline	3.13(k)(ii)
employee benefit plan	2.2(v)(i)
Environmental Laws	6.3(l)
ERISA	2.2(v)(i)
Event of Default	6.3(m)
Exchange Agreement	Recitals
Expense Reimbursement	6.2
FDI Act	1.2(c)(D)
FDIC	2.2(b)
Federal Reserve	1.2(c)(ii)(E)
Filing Deadline	3.13(a)(i)
finally determined	5.4
Fixed Rate Cumulative Perpetual Preferred Stock	Recitals
Form S-4	2.2(hh)
GAAP	6.3(m)
Governmental Consent	6.3(o)
Governmental Entity	6.3(p)
Granite	Recitals
Granite Merger	Recitals
Granite Merger Proposal	Recitals
Granite Shareholders’ Meeting	Recitals
Hazardous Substance	6.3(q)
Holder	3.13(k)(iii)
Holders’ Counsel	3.13(k)(iv)
HSR Act	1.2(c)(C)
Indemnified Party	5.3(a)
Indemnifying Party	5.3(a)
Indemnitee	3.13(g)(i)
Insider	2.2(dd)
Insurer	6.3(r)
Intellectual Property Rights	2.2(u)
Investment	Recitals
Investor	Preamble
Investor 2	Recitals
Investor 2 Investment	Recitals
Investor 2 Investment Agreement	Recitals
Investor Designated Director	6.3(s)
Investor Indemnified Parties	5.1
Investor Indemnitors	3.5(g)
Investor Specified Representations	6.2
Investors	Recitals
IT Assets	2.2(u)
Joint Proxy Statement	2.2(hh)
Knowledge	6.3(u)

iv

Defined Term	Section
Law	2.2(p)
Liens	2.2(d)(ii)
Loan Investor	6.3(v)
Lockup Termination Date	6.3(w)
Losses	6.3(x)
Material Adverse Effect	2.1(a)
Material Contract	2.2(r)
Merger Agreement	Recitals
Merger Sub	Recitals
NCCOB	1.2(c)(ii)(E)
New Security	3.9(a)
Nominating Committee	3.5(b)
Non-Performing Assets	6.3(y)
Non-Qualifying Transaction	6.3(f)(B)
NCGS	1.2(c)(ii)(E)
Observer	3.5(e)
OCC	2.2(p)
OFAC	2.2(m)
Other Private Placements	Recitals
Parent Corporation	6.3(f)(B)
PBGC	2.2(v)(vi)
Pending Underwritten Offering	3.13(l)
Person	6.3(y)
Piggyback Registration	3.13(a)(iv)
Previously Disclosed	2.1(b)
Pro Forma Basis	Recitals
Proxy Statement	6.3(aa)
Purchase Price	1.1
Qualifying Ownership Interest	3.5(b)
Register, registered and registration	3.13(k)(vi)
Registrable Securities	3.13(k)(vi)
Registration Expenses	3.13(k)(vii)
Regulatory Agreement	2.2(q)
Regulatory Orders or Regulator Orders	2.2(p)
Representatives	3.2(a)
Requisite Governmental Consents	2.2(e)
Requisite Shareholder Votes	2.2(d)(iii)
Rights Plan	2.2(jj)
Rule 144	6.3(bb)
Rule 158, Rule 159A, Rule 405 and Rule 415	3.13(k)(viii)
SEC	2.1(b)
SEC Guidance	3.13(k)(ix)
Securities Act	2.2(h)
Selling Expenses	3.13(k)(viii)
Share Issuance Proposal	Recitals
Shareholder Proposals	Recitals
Shelf Registration Statement	3.13(a)(iii)
Special Registration	3.13(i)
Stock Plans	2.2(c)
Stock Split Proposal	Recitals
Subsidiary	6.3(cc)

v

Defined Term	Section
Surviving Corporation	6.3(f)(B)
Suspension Period	3.13(d)
TARP Exchange	Recitals
TARP Preferred Stock	Recitals
TARP Warrant	Recitals
Tax or Taxes	6.3(dd)
Tax Benefit	6.3(ee)
Tax Return	6.3(dd)
Third Party Claim	5.3(a)
Transaction Documents	6.3(gg)
Transfer	3.16(a)
Treasury	Recitals
Voting Debt	2.2(c)
Voting Securities	6.3(hh)
Warrant	3.14
Warrant Offering	3.14

vi

INVESTMENT AGREEMENT, dated as of April 26, 2011 (this “Agreement”), by and between FNB United Corp., a North Carolina corporation (the “Company”), Oak Hill Capital Partners III, L.P., and Oak Hill Capital Management Partners III, L.P. (together, the “Investor”).

RECITALS

A. The Investment. The Company intends to issue and sell to the Investor, and the Investor intends to purchase from the Company, on the terms and conditions described herein, 484,375,000 shares of common stock of the Company, no par value (the “Common Stock” or “Common Shares”), at a price of $0.16 per share for aggregate cash consideration of $77.5 million (the “Investment”). The number of Common Shares purchased by the Investor pursuant to this Agreement shall not exceed 23.02% of the Common Shares outstanding as of the Closing Date after giving effect to the issuance of Common Shares in the Other Private Placements (as defined below), the TARP Exchange and the Granite Merger but excluding any issuance of Common Shares pursuant to outstanding Company Options and the TARP Warrant (“Pro Forma Basis”) (rounded down to the nearest whole share).

B. Other Private Placements. The Company intends to issue (i) to Carlyle Financial Services Harbor, L.P (“Investor 2”), on the terms and subject to the conditions set forth in the Investment Agreement between Investor 2 and the Company, dated as of the date hereof (the “Investor 2 Investment Agreement”), 484,375,000 shares of Common Stock, at a price of $0.16 per share for aggregate cash consideration of $77.5 million (the “Investor 2 Investment”), and (ii) in one or more private placement transactions with other investors (the “Additional Investors,” and together with the Investor and Investor 2, the “Investors”) pursuant to agreements with the Additional Investors (the “Additional Agreements”), Common Shares at the same per share price and for an aggregate purchase price of, together with the Investment and the Investor 2 Investment, $310 million, with the closing of such transactions to occur simultaneously with the Closing (together with the Investor 2 Investment, the “Other Private Placements”). The number of shares of Common Stock purchased by Investor 2 pursuant to the Investor 2 Investment Agreement will not exceed 23.02% of the Common Shares outstanding as of the Closing date on a Pro Forma Basis (rounded down to the nearest whole shares). The number of shares of Common Stock purchased by any Additional Investor pursuant to any Additional Agreements will not exceed 4.9% of the Common Shares outstanding as of the Closing date on a Pro Forma Basis (rounded down to the nearest whole share).

C. Merger. In connection with the transactions contemplated hereby, the Company and a newly created wholly-owned subsidiary of the Company (“Merger Sub”) are simultaneously entering into a merger agreement (the “Merger Agreement”) in the form of Exhibit A hereto with Bank of Granite Corporation (“Granite”), pursuant to which Merger Sub will merge with and into Granite (the “Granite Merger”). In connection with the Granite Merger, stockholders and optionholders of Granite will receive 52,159,413 shares of Common Stock (or options to purchase shares of Common Stock). Upon the effective time of the Granite Merger, which is to occur immediately following the Closing, the separate corporate existence of Merger Sub shall cease and Granite will be the surviving corporation of the Granite Merger and a wholly-owned subsidiary of the Company.

D. TARP Exchange. The United States Department of Treasury (“Treasury”) holds (i) 51,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $10.00 per share and liquidation amount $1,000 per share (the “TARP Preferred Stock”), and (ii) a warrant, dated February 13, 2009, to purchase 2,207,143 shares of the Common Stock at an exercise price of $3.50 per share (the “TARP Warrant”). Subject to the approval of the Treasury, pursuant to an Exchange Agreement to be executed by the Treasury and the Company (the “Exchange Agreement”), the Company intends to (i) exchange the TARP Preferred Stock for Common Shares having an aggregate value (valuing the Common Shares at $0.16 per share) of the sum of (1) 25% of the aggregate liquidation preference of the TARP Preferred Stock and (2) 100% of the amount of accrued and unpaid dividends on the TARP Preferred Stock as of the Closing Date, and (ii) amend the TARP Warrant to, among other things, reduce the exercise price thereof to $0.16 per share (collectively, the “TARP Exchange”), each to occur simultaneously with the Closing.

E. Conversion of Bank Subordinated Debt and Repurchase of Bank Preferred Stock. CommunityONE Bank, National Association, a national banking association (the “Bank”), has $2.5 million of subordinated debt outstanding and held by SunTrust Bank (the “Bank Subordinated Debt”). SunTrust Bank also holds shares of nonvoting, nonconvertible, nonredeemable cumulative preferred stock of the Bank (the “Bank Preferred Stock”) having an aggregate liquidation preference of $12.5 million. In connection with the transactions contemplated hereby, the Bank intends to settle the Bank Subordinated Debt for cash in an amount equal to 25% of the principal thereof, plus 100% of the unpaid and accrued interest thereon as of the Closing Date, and to repurchase the Bank Preferred Stock for cash in an amount equal to 25% of the aggregate liquidation preference thereof, plus 100% of the unpaid and accrued dividends thereon as of the Closing Date (the “Bank Subordinated Debt Settlement and Preferred Stock Repurchase Agreement”).

F. Shareholder Proposals. In connection with the transactions contemplated hereby, the Company will call a meeting of its shareholders, to be held as promptly as practicable after the date of this Agreement to vote on (i) amendments to Company’s articles of incorporation necessary to consummate the transactions contemplated by this Agreement (the “Articles of Amendment”), including, without limitation, an amendment to authorize additional shares of Common Stock and to eliminate the par value of the Common Stock (the “Articles Amendment Proposal”), (ii) the issuance of Common Shares to the Investors and the Treasury as contemplated by this Agreement and as required by Rule 5635 of the NASDAQ Listing Rules (the “Share Issuance Proposal”) and (iii) the approval of a reverse stock split of the Common Shares, if such approval is required by the NASDAQ Listing Rules or as the Company otherwise deems necessary (the “Stock Split Proposal”, together with the Articles Amendment Proposal, the Share Issuance Proposal and the Granite Merger Proposal, the “Shareholder Proposals”).

G. The Warrant Offering. Following the Closing, but no earlier than January 1, 2012, the Company will distribute non-transferable warrants to the holders of record of the Common Stock as of the close of business on the Business Day immediately preceding the Closing Date giving such shareholders the right to purchase one share of Common Stock for each four shares of Common Stock either held as of the close of business on the Business Day immediately preceding the Closing Date at the same price per share paid by the Investor. The warrants will be exercisable for a period of 30 days after the later of the date of distribution of such warrants or the effective date of a registration statement related to the warrant offering.

H. Investment Proceeds. The Company will deliver the majority of the proceeds from the Investment and the Other Private Placements to the Bank and to the Bank of Granite, a bank subsidiary of Granite chartered by the State of North Carolina (the “Bank of Granite”).

NOW, THEREFORE, in consideration of the foregoing mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

ARTICLE 1

PURCHASE; CLOSING

1.1 Issuance, Sale and Purchase. On the terms and subject to the satisfaction or waiver of the conditions set forth herein, the Company agrees to issue and sell to the Investor, and the Investor agrees to purchase from the Company, free and clear of any Liens, 484,375,000 shares of Common Stock equal to 23.02% of the Common Shares outstanding at the Closing Date on a Pro Forma Basis (rounded down to the nearest whole share) at a price of $0.16 per share, for an aggregate cash consideration of $77.5 million (the aggregate purchase price payable pursuant to this Section 1.1, the “Purchase Price”).

1.2 Closing; Deliverables for the Closing; Conditions of the Closing

(a) Closing. Unless this Agreement has been terminated pursuant to Article 4, and subject to the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 1.2(c), the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Arnold & Porter LLP , located at 555 Twelfth St., N.W., Washington, D.C., 20004, or remotely via the electronic or other exchange of documents and signature pages, as soon as practicable, but in any event no later than on the second Business Day after the satisfaction or waiver of the conditions set forth in Section 1.2(c) (other than those conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) ( provided , that the Company shall provide the Investor with notice of the date of the Closing Date and provided further that the Closing Date shall be postponed as necessary to ensure that the Closing Date occurs no earlier than ten (10) Business Days after the foregoing notice has been provided by the Company to the Investor), or at such other place or such other date as agreed to in writing by the parties hereto. The date of the Closing is referred to as the “Closing Date.”

(b) Closing Deliverables. Subject to the satisfaction or waiver on the Closing Date of the conditions to the Closing in Section 1.2(c) at the Closing, the parties shall make the following deliveries:

(i) the Company shall deliver to the Investor (A) the Expense Reimbursement in accordance with Section 6.2, by wire transfer of immediately available funds to the account provided to the Company by the Investor at least one (1) Business Day prior to the Closing Date and (B) one or more certificates evidencing the Common Shares to be purchased pursuant to Section 1.1 registered in the name of the Investor (or if shares of the Company’s capital stock are uncertificated, cause the transfer agent for the Common Shares to register such shares in the name of the Investor and deliver evidence of such registration to the Investor);

(ii) the Investor shall deliver the Purchase Price, by wire transfer of immediately available funds to the account provided to the Investor by the Company at least one (1) Business Day prior to the Closing Date; and

(iii) the Company shall deliver to the Investor such other documents relating to the purchase and sale of the Common Shares contemplated by this Agreement as the Investor shall have reasonably requested.

(c) Closing Conditions. (i) The obligations of the Investor, on the one hand, and the Company, on the other hand, to consummate the Closing are each subject to the satisfaction or written waiver by the Company and the Investor of the following conditions prior to the Closing:

(A) No provision of any Law and no judgment, injunction, order or decree shall prohibit the Closing, shall prohibit or restrict the Investor or any of its Affiliates from owning or voting any Common Shares to be purchased pursuant to this Agreement or shall prohibit the consummation of the Granite Merger;

(B) All Governmental Consents required to have been obtained at or prior to the Closing Date in connection with the execution, delivery or performance of the Transaction Documents and Merger Agreement and the consummation of the transactions contemplated hereby and thereby shall have been obtained and shall be in full force and effect;

(C) The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by the Transaction Documents under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or been earlier terminated; and

(D) The Shareholder Proposals shall have been approved by the Requisite Shareholder Votes and the Articles of Amendment shall have been filed with the Secretary of State of the State of North Carolina.

(ii) The obligation of the Investor to consummate the Closing is also subject to the satisfaction or written waiver by the Investor of the following conditions prior to the Closing:

(A) The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date, except where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (and except that (1) representations and warranties made as of a specified date shall be true and correct as of such date and (2) the representations and warranties of the Company set forth in Sections 2.2(a), 2.2(b) (but only with respect to the last sentence thereof), 2.2(c), 2.2(d)(i), 2.2(d)(ii)(A)(1), 2.2(e), 2.2(o)(iv), 2.2(x)(ix), 2.2(z), 2.2(ff) and 2.2(jj) shall be true and correct in all respects);

(B) The Company shall have performed and complied with, in all material respects, all agreements, covenants and conditions required by the Transaction Documents to be performed by it on or prior to the Closing Date (except that with respect to agreements, covenants and conditions that are qualified by materiality, the Company shall have performed and complied with such agreements, covenants and conditions, as so qualified, in all respects);

(C) The Company shall have performed in all material respects all material obligations required to be performed by it under the Merger Agreement on or prior to the Closing Date and shall have complied with all its covenants set forth therein required to be complied with on or prior to the Closing Date;

(D) The Investor shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by a senior executive officer certifying to the effect that the conditions set forth in Section 1.2(c)(ii)(A), Section 1.2(c)(ii)(B) and Section 1.2(c)(ii)(C) have been satisfied on and as of the Closing Date;

(E) (i) The Investor shall have received either (1) a written non-objection, from the Federal Reserve, to the notice it filed in connection with its purchase of Common Stock pursuant to the Change in Bank Control Act of 1978, as amended (the “CBCA”) or (2) written confirmation, satisfactory in its reasonable good faith judgment, from the Board of Governors of the Federal Reserve System (the “Federal Reserve”), in either case, to the effect that the purchase of the Common Shares and the consummation of the Closing and the transactions contemplated by the Transaction Documents will not result in the Investor or any of its Affiliates (x) being deemed in control of the Company for purposes of the Bank Holding Company Act of 1956, as amended (the “BHC Act”) or (y) otherwise being regulated as a bank holding company within the meaning of the BHC Act; and (ii) (1) the Investor shall have received written confirmation, satisfactory in its reasonable good faith judgment, from the North Carolina Commissioner of Banks (the “NCCOB”) to the effect that the purchase of the Common Shares and the consummation of the Closing and the transactions contemplated by the Transaction Documents will not result in the Investor or any of its Affiliates (other than the Company and the Company Subsidiaries) being required to file an acquisition of control application or become a bank holding company for purposes of Chapter 53 of the North Carolina General Statutes (the “NCGS”) or (2) an acquisition of control application shall have been approved by the NCCOB and the Investor shall be reasonably satisfied that neither it nor any of its Affiliates (other than the Company and the Company Subsidiaries) will be subject to examination or regulation by the NCCOB, other than the filing of Forms 61, 61a and 61b, or be required to provide any financial statements other than summary balance sheets provided to the NCCOB;

(F) Since the date of this Agreement, there shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the Company or the Company Subsidiaries, the Investor or the transactions contemplated by the Transaction Documents, by any Governmental Entity,

whether in connection with the Governmental Consents specified in Section 1.2(c)(i)(B) or otherwise, which imposes any restriction or condition on the Company or the Company Subsidiaries or the Investor (other than such restrictions as are described in the passivity or anti-association commitments described on Exhibit B and any applicable restrictions associated with Treasury’s regulations of holders of TARP securities) which the Investor determines, in its reasonable good faith judgment, is materially and unreasonably burdensome or would reduce the economic benefits of the transactions contemplated hereby to the Investor to such a degree that the Investor would not have entered into this Agreement had such condition or restriction been known to it at the date hereof (any such condition or restriction, a “Burdensome Condition”) and, for the avoidance of doubt, any requirements to disclose the identities of direct or indirect limited partners, shareholders or members of the Investor or its Affiliates or its investment advisors, other than Affiliates of the Investor, shall be deemed a Burdensome Condition unless otherwise determined by the Investor in its sole discretion;

(G) As of the Closing Date (after giving effect to the closing of the transactions contemplated by the Transaction Documents), the Company and the Company Subsidiaries shall have, on a consolidated basis, (1) at least $435,000,000 in (i) cash and due from banks, (ii) deposits in other banks, (iii) overnight funds sold and due from the Federal Reserve Bank and (iv) securities available for sale that have not been pledged and for which a liquid market and price quotations are immediately available through a major securities dealer, (2) at least 2,050,000,000 in non-brokered deposits (including money market, demand, checking, savings and transactional accounts and certificates of deposits), and (3) Non-Performing Assets on its balance sheet of not more than $425,000,000;

(H) All of the conditions to closing under the Merger Agreement shall have been satisfied or waived (other than those conditions that, by their terms, cannot be satisfied until the closing) (with the consent of the Investor to the extent such waiver was granted by the Company) in accordance with the terms of the Merger Agreement such that the Closing of the transactions contemplated by the Merger Agreement shall occur immediately following the transactions contemplated by this Agreement;

(I) Effective as of the Closing Date, the Board of Directors shall have eleven members, including the Investor Designated Director, a director designated by Investor 2, two directors of the Company as of the date hereof, Jerry R. Licari, Austin Adams, Louis A. “Jerry” Schmitt, J. Chandler Martin, Brian E. Simpson, Robert L. Reid and, assuming the consummation of the Granite Merger, one director of Granite as of the date hereof;

(J) the Company or the Bank, whichever is the primary employer, shall have entered into employment agreements with the three employees identified in Section 1.5(c)(ii)(K) of the Disclosure Schedule in a form reasonably acceptable to the Investor;

(K) Since the date of this Agreement, a Material Adverse Effect shall not have occurred and no change or other event shall have occurred that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(L) The Common Shares to be purchased pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance;

(M) The Company shall have received (or shall receive concurrently with the Closing) gross proceeds from the Other Private Placements in an aggregate amount, together with the Purchase Price, of not less than $310,000,000;

(N) (1) The Company shall have exchanged the TARP Preferred Stock for Common Shares having an aggregate value (valuing the Common Shares at $0.16 per share) of the sum of (x) 25% of the aggregate liquidation preference of the TARP Preferred Stock and (y) 100% of the amount of accrued and unpaid dividends on the TARP Preferred Stock as of the Closing Date (or

otherwise on terms and conditions satisfactory to the Investor in its reasonable judgment), which exchange and conversion shall have occurred on the Closing Date; (2) the TARP Warrant shall have been amended to reflect the reduced conversion price of $0.16 per share pursuant to the terms of the Exchange Agreement; and (3) Treasury shall have consented to the transactions referred to in Section 1.2(c)(ii)(O);

(O) The Bank shall have (i) settled the Bank Subordinated Debt for cash in an amount equal to 25% of the principal thereof, plus 100% of the unpaid and accrued interest thereon as of the Closing Date, and (ii) repurchased all shares of Bank Preferred Stock for cash in an amount equal to 25% of the aggregate liquidation preference thereof, plus 100% of the unpaid and accrued dividends thereon as of the Closing Date;

(P) There shall be no Event of Default with respect to the Company’s trust preferred securities and related Company junior subordinated debentures and the Company shall not have taken any action, including actions taken in connection with this Agreement or the transactions contemplated by the Transaction Documents, that with the passing of time or the giving of notice would result in an Event of Default;

(Q) The Investor shall have been advised by Dixon Hughes PLLC, in a form reasonably satisfactory to the Investor, that the transactions contemplated by the Transaction Documents and the Other Private Placements will not result in the application of “push-down” accounting, and such advice shall not have been withdrawn or subjected to challenge by the SEC or any other Governmental Entity of competent jurisdiction;

(R) The Company shall have resolved the matter described in Section 1.2(c)(ii)(R) of the Disclosure Schedule in the manner set forth in Section 1.2(c)(ii)(R) of the Disclosure Schedule;

(S) As of the Closing Date (after giving effect to the closing of the transactions contemplated by the Transaction Documents and the Other Private Placements and the contribution of a sufficient portion of the proceeds to the Bank and the Bank of Granite), (i) the Bank shall meet the capital ratios required to be met by the Bank in the Regulatory Orders and (ii) the Bank of Granite shall meet the capital ratios required to be met by the Bank of Granite in any applicable regulatory orders;

(T) (1) Since the date of this Agreement, there shall have been no material change to Section 382 or 383 of the Code or the regulations thereunder, or any administrative pronouncement or a federal court decision directly interpreting a relevant Section of Section 382 or 383 of the Code or the regulations thereunder, the application of which will cause the net operating loss carryforwards, unrealized built-in losses, tax credits, or capital loss carryforwards of the Company and any of its Affiliates (if relevant) (other than Granite and its Subsidiaries) that exist on or after the Closing Date to be subject to limitation under Section 382 or 383 of the Code; (2) the Investor shall have received a written opinion from KPMG LLP, reasonably satisfactory to the Investor, and on which the Investor is expressly permitted to rely (subject to the Investor’s execution of a reliance letter with KPMG LLP pursuant to which the Investor shall agree to KPMG’s standard terms and conditions, forms of which have previously provided to the Investor), to the effect that, based on the most current information available prior to the Closing Date as provided by the Company to KPMG LLP, the transactions contemplated by this Agreement should not cause an “ownership change” within the meaning of Section 382 of the Code for purposes of the net operating loss carryforwards of the Company; and (3) an “ownership change” within the meaning of Section 382 of the Code, in the Investor’s reasonable judgment, shall not have occurred and will not occur with respect to the Company as a result of the Investment, the Other Private Placements and the Merger; and

(U) The Company shall have caused the Investor to receive such opinions as Investor shall reasonably request from Arnold & Porter LLP and Schell Bray Aycock Abel & Livingston PLLC, as appropriate , counsel to the Company.

(iii) The obligation of the Company to consummate the Closing is also subject to the satisfaction or written waiver by the Company of the following conditions prior to the Closing:

(A) The representations and warranties of the Investor set forth in this Agreement shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date except where the failure to be true and correct (without regard to any materiality qualifications contained therein) would not materially adversely affect the ability of the Investor to perform its obligations hereunder (and except that representations and warranties made as of a specified date shall be true and correct as of such date);

(B) The Investor shall have performed and complied with, in all material respects, all agreements, covenants and conditions required by the Transaction Documents to be performed by it on or prior to the Closing Date (except that with respect to agreements, covenants and conditions that are qualified by materiality, the Investor shall have performed and complied with such agreements, covenants and conditions, as so qualified, in all respects); and

(C) The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of the Investor by a senior executive officer certifying to the effect that the conditions set forth in Section 1.2(c)(iii)(A) and Section 1.2(c)(iii)(B) have been satisfied on and as of the Closing Date.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1 Certain Terms; Scope.

(a) As used in this Agreement, the term “Material Adverse Effect” means any circumstance, event, change, development or effect that, individually or in the aggregate, would reasonably be expected to (i) result in a material adverse effect on the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) materially impair or delay the ability of the Company or any of the Company Subsidiaries to perform its or their obligations under the Transaction Documents to consummate the Closing or any of the transactions contemplated hereby or thereby; provided, however, that in determining whether a Material Adverse Effect has occurred under clause (i), there shall be excluded any effect to the extent resulting from (A) actions or omissions of the Company or any Company Subsidiary expressly required or contemplated by the terms of the Transaction Documents, (B) changes after the date hereof in general economic conditions in the United States, including financial market volatility or downturn, (C) changes after the date hereof affecting generally the industries or markets in which the Company and the Company Subsidiaries operate, (D) acts of war, sabotage or terrorism, military actions or the escalation thereof, or outbreak of hostilities, (E) any changes after the date hereof in applicable Laws or accounting rules or principles, including changes in GAAP, (F) the announcement or pendency of the transactions contemplated by the Transaction Documents, (G) changes in the market price or trading volume of the Common Stock or the Company’s other outstanding securities (but not the underlying causes of such changes) or (H) any failure by the Company or any of the Company Subsidiaries to meet any internal projections or forecasts with regard to the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole (but not the underlying causes of such failure); provided further, however, that any circumstance, event, change, development or effect referred to in clauses (B), (C), (D) and (E) shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such circumstance, event, change, development or effect has a disproportionate effect on the Company and the Company Subsidiaries compared to other participants in the industries or markets in which the Company and the Company Subsidiaries operate.

(b) As used in this Agreement, the term “Previously Disclosed” (i) with regard to any party, means information set forth on its Disclosure Schedule corresponding or responsive to the provision of this Agreement to which such information relates; provided, however, that if such information is disclosed in such a way as to make its relevance or applicability to another provision of this Agreement reasonably apparent on its face, such information shall be deemed to be responsive to such other provision of this Agreement, and (ii) with regard to the Company, includes information publicly disclosed by the Company in (A) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed by it with the Securities and Exchange Commission (the “SEC”), (B) the Company’s Definitive Proxy Statement on Schedule 14A, as filed by it with the SEC on April 19, 2010, or (C) any Current Report on Form 8-K filed or furnished by it with the SEC since January 1, 2011, in each case available prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature). Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in a Disclosure Schedule shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) For the avoidance of doubt, the representations and warranties of the Company set forth in this Agreement (i) as of the date of this Agreement are those of the Company and the Company Subsidiaries, and as of the date of this Agreement none of Granite, Bank of Granite or any of Granite’s other Subsidiaries shall be deemed an Affiliate of the Company or Subsidiary of the Company and (ii) as of the Closing Date for purposes of this Article 2 are those of the Company and the Company Subsidiaries, including Granite, Bank of Granite and any of Granite’s other Subsidiaries; provided, that (i) prior to the Closing, the Company shall be entitled to amend the Disclosure Schedules to include information included in Granite’s disclosure schedules to the Merger Agreement, and such amendment shall be deemed to amend the Disclosure Schedules for all purposes of this Agreement as of the Closing Date, and (ii) the term “Previously Disclosed” shall include information publicly disclosed by Granite in (A) its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed by it with the SEC, (B) its most recent Definitive Proxy Statement on Schedule 14A, as filed by it with the SEC, or (C) any Current Report on Form 8-K filed or furnished by it to the SEC since January 1, 2011, in each case filed prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature).

2.2 Representations and Warranties of the Company. Except as Previously Disclosed, the Company hereby represents and warrants to the Investor, as of the date of this Agreement and as of the Closing Date (except for the representations and warranties that are as of a specific date, which shall be made as of that date), that:

(a) Organization and Authority. Each of the Company and the Company Subsidiaries is a corporation or other entity duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where any failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and has the corporate or other organizational power and authority to own its properties and assets and to carry on its business as it is now being conducted. The Company has furnished to the Investor correct and complete copies of the articles of incorporation and bylaws (or similar governing documents) as amended through the date of this Agreement for the Company and the Bank. The Company is duly registered as a bank holding company under the BHC Act.

(b) Company Subsidiaries. The Company has Previously Disclosed a true, complete and correct list of all of its subsidiaries as of the date of this Agreement (each, a “Company Subsidiary” and, collectively, the “Company Subsidiaries”). Except for the Company Subsidiaries, the Company does not own beneficially, directly or indirectly, more than five percent (5%) of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture. The Company owns, directly or indirectly, all of its interests in each Company Subsidiary free and clear of any and all Liens. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the fullest extent permitted by the FDI Act and the rules and regulations of the FDIC thereunder, and all premiums and assessments required to be paid in connection therewith have been paid when due (after giving effect to any applicable extensions). As of the date of this Agreement, the Company beneficially owns all of the outstanding capital securities and has sole control of the Bank, and as of the Closing Date, the Company will, directly or indirectly, beneficially own all of the outstanding capital securities and have sole control of both of the Bank and the Bank of Granite.

(c) Capitalization. As of the date hereof, the authorized Capital Stock of the Company consists of (i) 150,000,000 shares of Common Stock, par value $2.50 per share, and (ii) 200,000 shares of preferred stock, par value $10.00 per share (the “Company Preferred Stock”), 51,500 of which has been designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A.” As of the close of business on April 7, 2011 (the “Capitalization Date”), there were 11,424,390 shares of Common Stock outstanding and 51,500 shares of TARP Preferred Stock and no other Company Preferred Stock outstanding. In addition, the Treasury holds a warrant, dated February 13, 2009, to purchase 2,207,143 shares of Common Stock at an exercise price of $3.50 per share. As of the Closing Date, the authorized Capital Stock of the Company shall be as set forth on Schedule 2.2(c)(i) (the “Capitalization Update”). As of the Closing Date, after giving effect to the consummation of the transactions contemplated by the Merger Agreement, the authorized and issued Capital Stock of the Company, and the percentage ownership of the Investors, in each case shall be as set forth on Schedule 2.2(c)(ii). Since the Capitalization Date, except in connection with the Transaction Documents and the transactions contemplated hereby and thereby, including the Investment, the Other Private Placements, the TARP Exchange, the Granite Merger, the repurchase of the Bank Preferred Stock and the Warrant Offering, all as set forth on the Capitalization Update, the Company has not (i) issued or authorized the issuance of any shares of Common Stock or Company Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Company Preferred Stock, (ii) reserved for issuance any shares of Common Stock or Company Preferred Stock or (iii) repurchased or redeemed, or authorized the repurchase or redemption of, any shares of Common Stock or Company Preferred Stock. As of the close of business on the Capitalization Date, other than in respect of the TARP Warrant and awards outstanding under or pursuant to the Benefit Plans in respect of which an aggregate of 1,235,276 shares of Common Stock have been reserved for issuance, no shares of Common Stock or Company Preferred Stock were reserved for issuance. All of the issued and outstanding shares of Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. None of the outstanding shares of Capital Stock or other securities of the Company or any of the Company Subsidiaries was issued, sold or offered by the Company or any Company Subsidiary in violation of the Securities Act or the securities or blue sky laws of any state or jurisdiction, or any applicable securities laws in the relevant jurisdictions outside of the United States. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of the Company may vote (“Voting Debt”) are issued and outstanding. Section 2.2(c) of the Disclosure Schedule sets forth the following information with respect to each outstanding option to purchase shares of Common Stock (a “Company Option”) or restricted stock award covering shares of Common Stock (or other right (or unit) covering shares of Common Stock) (“Company Restricted Stock”) under the FNB United Corp. 1993 Stock Compensation Plan and the FNB United Corp. 2003 Stock Compensation Plan (the “Stock Plans”): (A) the name of each holder of Company Options or Company Restricted Stock; (B) the number of shares of Common Stock subject to such Company Option or the number of shares of Company Restricted Stock held by such holder, and as applicable for each Company Option or Company Restricted Stock, the date of grant, exercise or reference price, number of shares vested or not otherwise subject to repurchase rights, reacquisition rights or other applicable restrictions as of the date of this Agreement, vesting schedule or schedule providing for the lapse of repurchase rights, reacquisition rights or other applicable restrictions, the type of Company Option and the Stock Plan or other plan under which such Company Options or shares of Company Restricted Stock were granted or purchased; and (C) whether, in the case of a Company Option, such Company Option is intended to be an Incentive Stock Option (within the meaning of the Code). The Company has made available to the Investor copies of each form of stock option agreement or stock award agreement evidencing outstanding Company Options or Company Restricted Stock, as applicable, and has also delivered any other stock option agreements or stock award agreements to the extent there are variations from the applicable form of agreement (it being understood that differences disclosed pursuant to clauses (A) through (C) of the immediately preceding sentence do not constitute variations for this purpose), specifically identifying the holder(s) to whom such variant forms apply. As of the date of this Agreement, except for (x) the outstanding Company Options described in this Section 2.2(c) and listed on Section 2.2(c) of the Disclosure Schedule and (y) as set forth elsewhere in this Section 2.2(c), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of, or securities or rights convertible into or exchangeable or exercisable for, any shares of Common Stock or Company Preferred Stock or any other equity securities of the Company or Voting Debt or any securities representing the right to purchase or otherwise receive any shares of Capital Stock of the Company (including any rights plan or agreement). Each Company Option under the Stock Plans (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plans pursuant to which it was issued, (ii) has an exercise or reference price equal to or greater than the fair market value of a share of Common Stock at the close of business on the date of such grant, (iii) has a grant date identical to or following the date on which the Company’s Board of Directors or compensation committee actually awarded such Company Option, (iv) otherwise is exempt from or complies with Section 409A of the Code so that the recipient of such Company Option is not subject to the additional taxes and interest pursuant to Section 409A of the Code and (v) except for disqualifying dispositions, qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company’s financial statements, respectively.

(d) Authorization; No Conflicts; Shareholder Approval.

(i) The Company has the corporate power and authority to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder. Except for authorization by shareholder approval of the Shareholder Proposals as contemplated by this Agreement, the execution, delivery and performance of the Transaction Documents by the Company and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no further approval or authorization is required on the part of the Company or its shareholders. The Board of Directors, by the unanimous vote of the directors present at the meeting at which such matters were considered, has approved the agreements and the transactions contemplated by the Transaction Documents, including the Investment, the Other Private Placements, the TARP Exchange, the Warrant Offering and the Granite Merger, and such approval is sufficient under Article IX, Paragraph (b) of the Company’s articles of incorporation to cause Article IX, Paragraph (a) of the Company’s articles of incorporation to be inapplicable to the Granite Merger. No other corporate proceedings are necessary for the execution and delivery by the Company of the Transaction Documents, the performance by it of its obligations hereunder or thereunder or the consummation by it of the transactions contemplated hereby or thereby. This Agreement has been and the other Transaction Documents will have been at the Closing duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Investor and the other parties thereto, are, or in the case of documents executed after the date of this Agreement, will be, upon execution, the valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles (whether applied in equity or at law).

(ii) Neither the execution and delivery by the Company of this Agreement and the Transaction Documents nor the consummation of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof, will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any liens, charges, adverse rights or claims, pledges, covenants, title defects, security interests and other encumbrances of any kind (“Liens”) upon any of the properties or assets of the Company or any Company Subsidiary, under any of the terms, conditions or provisions of (1) the articles of incorporation or bylaws (or similar governing documents) of the Company and each Company Subsidiary or (2) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party or by which it may be bound, or to which the Company or any of the Company Subsidiaries, or any of the properties or assets of the Company or any of the Company Subsidiaries may be subject, or (B) subject to receipt of the Requisite Governmental Consents and the Requisite Shareholder Votes, violate any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets except in the case of clauses (A)(2) and (B) for such violations, conflicts and breaches as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii) The only votes of the shareholders of the Company required to approve each of the Share Issuance Proposal and the Articles Amendment Proposal is the approval by a majority of the votes cast on each proposal, provided that a quorum representing a majority of the outstanding votes entitled to vote thereon is satisfied in each case, pursuant to Section 5635 of the NASDAQ Listing Rules and the bylaws of the Company. The shareholder vote described in the preceding sentence is referred to as the “Requisite Shareholder Votes.”

(e) Governmental Consents. Other than (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) the non-control determination under the BHC Act, (iii) the written confirmation or approval from the NCCOB under the NCGS, (iv) the non-objection letter under the CBCA, (v) approvals of the Federal Reserve and the OCC in connection with the Granite Merger and as required under the Regulatory Orders, (vi) the approval or consent of Treasury with respect to the TARP Exchange and (vii) the securities or blue sky laws of the various states (collectively, the “Requisite Governmental Consents”), no Governmental Consents are necessary for the execution and delivery of the Transaction Documents or for the consummation by the Company of the transactions contemplated hereby and thereby.

(f) Litigation and Other Proceedings. There is no pending or, to the Knowledge of the Company, threatened claim, action, suit, arbitration, complaint, charge or investigation or proceeding (each an “Action”) against the Company or any Company Subsidiary or any of its assets, rights or properties which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, nor is the Company or any Company Subsidiary a party or named as subject to the provisions of any order, writ, injunction, settlement, judgment or decree of any court, arbitrator or government agency, or instrumentality, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no Action by the Company or any Company Subsidiary pending or which the Company or any Company Subsidiary intends to initiate (other than collection claims in the ordinary course of business). No director or officer of the Company is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty as of the date hereof. There has not been, and to the Knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company in his or her capacity as such.

(g) Financial Statements. Each of the consolidated balance sheets of the Company and the Company Subsidiaries and the related consolidated statements of income (loss), statements of shareholders’ equity and comprehensive income (loss) and cash flows, together with the notes thereto, for the last five (5) years included in any Company Report filed with the SEC (the “Company Financial Statements”), (i) have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries, (ii) complied, as of their respective date of such filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis and (iv) present fairly in all material respects the consolidated financial position of the Company and the Company Subsidiaries at the dates and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and the Company Subsidiaries for the periods stated therein (subject to the absence of notes and normal and recurring year-end audit adjustments not material to the financial condition of the Company and the Company Subsidiaries in the case of the unaudited interim financial statements).

(h) Reports. Since December 31, 2007, the Company and each Company Subsidiary have filed all material reports, registrations, documents, filings, statements and submissions, together with any required amendments thereto, that it was required to file with any Governmental Entity (the foregoing, collectively, the “Company Reports”) and have paid all material fees and assessments due and payable in connection therewith. As of their respective filing dates, the Company Reports complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Entities, as the case may be. As of the date of this Agreement, there are no outstanding comments from the SEC or any other Governmental Entity with respect to any Company Report that were enumerated within such report or otherwise were the subject of written correspondence with respect thereto. Each of the Company Reports, including the documents incorporated by reference therein, contained all the information required to be included in it when it was filed and, with respect to each Company Report filed with or furnished to the SEC, as of the date of such Company Report, or if amended prior to the date of this Agreement, as of the date of such amendment, did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading and complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002. Copies of all material Company Reports not otherwise publicly filed have, to the extent allowed by applicable Law, been made available to the Investor by the Company.

(i) Internal Accounting and Disclosure Controls Off Balance Sheet Arrangements.

(i) The records, systems, controls, data and information of the Company and the Company Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the system of internal accounting controls described below in this Section 2.2(i). The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer or executive chairman and the chief financial officer of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. As of the date of this Agreement, the Company has no Knowledge of any reason that its outside auditors and its chief executive officer or executive chairman and chief financial officer shall not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification (except to extent expressly permitted by the rules and regulations promulgated thereunder), when next due. Since December 31, 2007, (1) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, and (2) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or officer of the Company.

(ii) There is no transaction, arrangement, or other relationship between the Company and any of the Company Subsidiaries and an unconsolidated or other Affiliated entity that is not reflected on the Company Financial Statements.

(j) Risk Management Instruments. All material derivative instruments, including swaps, caps, floors and option agreements entered into for the Company’s or any of the Company Subsidiaries’ own account were entered into (i) only in the ordinary course of business consistent with past practice, (ii) in accordance with prudent practices and in all material respects with all applicable Laws and (iii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Company or any Company Subsidiary, as applicable, enforceable in accordance with its terms. Neither the Company nor, to the Knowledge of the Company, any other party thereto is in breach of any of its material obligations under any such agreement or arrangement.

(k) No Undisclosed Liabilities. There are no liabilities of the Company or any of the Company Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except for (i) liabilities adequately reflected or reserved against in accordance with GAAP in the Company’s audited balance sheet as of December 31, 2010 and (ii) liabilities that have arisen in the ordinary and usual course of business and consistent with past practice since December 31, 2010 and which have not had or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(l) Mortgage Banking Business. The Company and each of the Company Subsidiaries have complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by the Company or any Company Subsidiary has satisfied, in all material respects (i) all Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between the Company and any Agency, Loan Investor or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan. No Agency, Loan Investor or Insurer has (x) claimed in writing that the Company or any of the Company Subsidiaries has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by the Company or any of the Company Subsidiaries to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (y) imposed in writing material restrictions on the activities (including commitment authority) of the Company or any of the Company Subsidiaries or (z) indicated in writing to the Company or any of the Company Subsidiaries that it has terminated or intends to terminate its relationship with the Company or any of the Company Subsidiaries for poor performance, poor loan quality or concern with respect to the Company’s or any of the Company Subsidiaries’ compliance with Laws.

(m) Bank Secrecy Act; Anti-Money Laundering; OFAC; and Customer Information. The Company is not aware of, has not been advised of, and, to the Knowledge of the Company, has no reason to believe that any facts or circumstances exist that would cause it or any Company Subsidiary to be deemed to be (i) not operating in compliance, in all material respects, with the Bank Secrecy Act of 1970, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the USA PATRIOT Act), any order or regulation issued by the Treasury’s Office of Foreign Assets Control (“OFAC”), or any other applicable anti-money laundering or anti-terrorist-financing statute, rule or regulation or (ii) not operating in compliance in all material respects with the applicable privacy and customer information requirements contained in any federal or state privacy Laws and regulations, including without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder. The Company is not aware of any facts or circumstances that would cause it to believe that any nonpublic customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it to undertake any material remedial action. The Company and each of the Company Subsidiaries have adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and they have complied in all respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder. The Company will not knowingly directly or indirectly use the proceeds of the sale of the Common Shares pursuant to transactions contemplated by the Transaction Documents, or lend, contribute or otherwise make available such proceeds to any Company Subsidiary, joint venture partner or other Person, towards any sales or operations in any country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.

(n) Certain Payments. Neither the Company nor any of the Company Subsidiaries, nor any directors, officers, nor to the Knowledge of the Company, employees or any of their Affiliates or any other Person who to the Knowledge of the Company is associated with or acting on behalf of the Company or any of the Company Subsidiaries has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment in violation of any Law to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business for the Company or any of the Company Subsidiaries, (B) to pay for favorable treatment for business secured by the Company or any of the Company Subsidiaries, or (C) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any of the Company Subsidiaries or (ii) established or maintained any fund or asset with respect to the Company or any of the Company Subsidiaries that was required by Law or GAAP to have been recorded and was not recorded in the books and records of the Company or any of the Company Subsidiaries.

(o) Absence of Certain Changes. Since December 31, 2010 and except as Previously Disclosed, (i) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary and usual course of business consistent with past practices, (ii) none of the Company or any Company Subsidiary has issued any securities (other than Common Stock and Company Options and other equity-based awards issued prior to the date of this Agreement pursuant to Benefit Plans and reflected in Section 2.2(c)) or incurred any liability or obligation, direct or contingent, for borrowed money, except borrowings in the ordinary course of business, (iii) the Company has not made or declared any distribution in cash or in kind to its shareholders or issued or repurchased any shares of its Capital Stock, (iv) no fact, event, change, condition, development, circumstance or effect has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (v) no material default (or event which, with notice or lapse of time, or both, would constitute a material default)

exists on the part of the Company or any Company Subsidiary or, to the Knowledge of the Company, on the part of any other party, in the due performance and observance of any term, covenant or condition of any agreement to which the Company or any Company Subsidiary is a party and which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(p) Compliance with Laws. The Company and each Company Subsidiary have all material permits, licenses, franchises, authorizations, orders and approvals of, and have made all filings, applications and registrations with, Governmental Entities that are required in order to permit them to own or lease their properties and assets and to carry on their business as presently conducted and that are material to the business of the Company and each Company Subsidiary. The Company and each Company Subsidiary have complied in all material respects and (i) are not in default or violation in any respect of, (ii) are not under investigation with respect to, and (iii) have not been threatened to be charged with or given notice of any material violation of, any applicable material domestic (federal, state or local) or foreign law, statute, ordinance, license, rule, regulation, policy or guideline, order, demand, writ, injunction, decree or judgment of any Governmental Entity (each, a “Law”), other than such noncompliance, defaults, violations or investigations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except for statutory or regulatory restrictions of general application, restrictions applicable to recipients of funds under the Troubled Asset Relief Program, the written agreement of the Company with the Federal Reserve Bank of Richmond entered into on October 21, 2010, the Consent Order issued to the Bank by the Office of the Comptroller of the Currency (the “OCC”) on July 22, 2010, and the Prompt Corrective Action Notice issued to the Bank by the OCC on November 1, 2010 (each, individually a “Regulatory Order” and, together, the “Regulatory Orders”), no Governmental Entity has placed any material restriction on the business or properties of the Company or any of the Company Subsidiaries. As of the date hereof, the Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(q) Agreements with Regulatory Agencies. Except for the Regulatory Orders, (i) the Company and the Company Subsidiaries (A) are not subject to any cease-and-desist or other similar order or enforcement action issued by, (B) are not a party to any written agreement, consent agreement or memorandum of understanding with, (C) are not a party to any commitment letter or similar undertaking to, and (D) are not subject to any capital directive by any Governmental Authority, and (ii) since December 31, 2007, each of the Company and the Company Subsidiaries has not adopted any board resolutions at the request of, any Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business (each item in this sentence, a “Regulatory Agreement”), nor has the Company nor any of the Company Subsidiaries been advised since December 31, 2007 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement. Except as Previously Disclosed, the Company and the Company Subsidiaries are in compliance in all material respects with each Regulatory Agreement to which they are party or subject, and the Company and the Company Subsidiaries have not received any notice from any Governmental Entity indicating that either the Company or any of the Company Subsidiaries is not in compliance in all material respects with any such Regulatory Agreement.

(r) Contracts. The Company has Previously Disclosed or provided (by hard copy, electronic data room or otherwise) to the Investor or its representatives true, correct and complete copies of each of the following to which the Company or any Company Subsidiary is a party (each, a “Material Contract”):

(i) any contract or agreement relating to indebtedness for borrowed money, letters of credit, capital lease obligations, obligations secured by a Lien or interest rate or currency hedging agreements (including guarantees in respect of any of the foregoing, but in any event excluding trade payables, securities transactions and brokerage agreements arising in the ordinary course of business, intercompany indebtedness and immaterial leases for telephones, copy machines, facsimile machines and other office equipment) in excess of $250,000, except for those issued in the ordinary course of business;

(ii) any contract or agreement that constitutes a collective bargaining or other arrangement with any labor union;

(iii) any contract or agreement that is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K;

(iv) any lease or agreement under which the Company or any of the Company Subsidiaries is lessee of, or holds or operates, any property owned by any other Person with annual rent payments in excess of $250,000;

(v) any lease or agreement under which the Company or any of the Company Subsidiaries is lessor of, or permits any Person to hold or operate, any property owned or controlled by the Company or any of the Company Subsidiaries;

(vi) any contract or agreement limiting, in any material respect, the ability of the Company or any of the Company Subsidiaries to engage in any line of business or to compete, whether by restricting territories, customers or otherwise, or in any other material respect, with any Person;

(vii) any settlement, conciliation or similar agreement, the performance of which will involve payment after the Closing Date of consideration in excess of $250,000;

(viii) any contract or agreement that relates to Intellectual Property Rights (other than a license granted to the Company for commercially available software licensed on standard terms with a total replacement cost of less than $250,000);

(ix) any contract or agreement that concerns the sale or acquisition of any material portion of the Company’s business;

(x) any alliance, cooperation, joint venture, shareholders, partnership or similar agreement involving a sharing of profits or losses relating to the Company or any Company Subsidiary;

(xi) any contract or agreement involving annual payments in excess of $250,000 that cannot be cancelled by the Company or a Company Subsidiary without penalty or without more than 90 days’ notice;

(xii) any material hedge, collar, option, forward purchasing, swap, derivative or similar agreement, understanding or undertaking;

(xiii) any contract or agreement with respect to the employment or service of any current or former directors, officers, employees or consultants of the Company or any of the Company Subsidiaries other than, with respect to non-executive employees and consultants, in the ordinary course of business;

(xiv) any contract or agreement containing any (x) non-competition or exclusive dealing obligations or other obligation which purports to limit or restrict in any respect the ability of the Company or any Company Subsidiary to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or the Company Subsidiaries is or can be conducted, or (y) right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of the Company Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business; and

(xv) any material contract or agreement that would require any consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement.

Each Material Contract (A) is legal, valid and binding on the Company and the Company Subsidiaries which are a party to such contract, (B) is in full force and effect and enforceable in accordance with its terms and (C) will continue to be legal, valid, binding, enforceable, and in full force and effect in all material respects following the consummation of the transactions contemplated by the Transaction Documents, except in the cases of (B) and

(C) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general. Neither the Company nor any of the Company Subsidiaries, nor to the Knowledge of the Company, any other party thereto is in material violation or default under any Material Contract. No benefits under any Material Contract will be increased, and no vesting of any benefits under any Material Contract will be accelerated, by the occurrence of any of the transactions contemplated by the Transaction Documents, nor will the value of any of the benefits under any Material Contract be calculated on the basis of any of the transactions contemplated by the Transaction Documents. The Company and the Company Subsidiaries, and to the Knowledge of the Company, each of the other parties thereto, have performed in all material respects all material obligations required to be performed by them under each Material Contract, and to the Knowledge of the Company, no event has occurred that with notice or lapse of time would constitute a material breach or default or permit termination, modification, or acceleration, under the Material Contracts.

(s) Insurance. The Company and each of the Company Subsidiaries are presently insured, and have been insured for at least the past five years, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the policies, bonds and other arrangements providing for the foregoing (the “Company Insurance Policies”) are in full force and effect, the premiums due and payable thereon have been or will be timely paid through the Closing Date, and there is no material breach or default (and no condition exists or event has occurred that, with the giving of notice or lapse of time or both, would constitute such a material breach or default) by the Company or any of the Company Subsidiaries under any of the Company Insurance Policies or, to the Knowledge of the Company, by any other party to the Company Insurance Policies. Neither the Company nor any of the Company Subsidiaries has received any written notice of cancellation or non-renewal of any Company Insurance Policy nor, to the Knowledge of the Company, is the termination of any such policies threatened in writing by the insurer, and there is no material claim for coverage by the Company, or any of the Company Subsidiaries, pending under any of such Company Insurance Policies as to which coverage has been denied or disputed by the underwriters of such Company Insurance Policies or in respect of which such underwriters have reserved their rights.

(t) Title. The Company and the Company Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and valid title to all material personal property owned by them, in each case free and clear of all Liens, except for Liens which do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any Company Subsidiary. Any real property and facilities held under lease by the Company or the Company Subsidiaries are valid, subsisting and enforceable leases with such exceptions that are not material and do not interfere with the use made and proposed to be made of such property and facilities by the Company or the Company Subsidiaries.

(u) Intellectual Property Rights. The Company and the Company Subsidiaries own or possess adequate rights or licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, trade secrets and other intellectual property rights (“Intellectual Property Rights”) used in or necessary to conduct their businesses as conducted on the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, no product or service of the Company or the Company Subsidiaries infringes the Intellectual Property Rights of others. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and the Company Subsidiaries have not received notice of any claim being made or brought, or, to the Knowledge of the Company, being threatened, against the Company or any of the Company Subsidiaries regarding (i) their Intellectual Property Rights, or (ii) that the products or services of the Company or the Company Subsidiaries infringe the Intellectual Property Rights of others. To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to any of the foregoing claims. The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation used in the business of the Company and the Company Subsidiaries (the “IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with the business. To the Knowledge of the Company, no person has gained unauthorized access to the IT Assets. The Company and the Company Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices. The Company and the Company Subsidiaries take reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of customer, employee and other confidential information. The Company and the Company Subsidiaries have complied in all material respects with all internet domain name registrations and other requirements of internet domain registrars concerning internet domain names that are used in and material to the business.

(v) Employee Benefits.

(i) Section 2.2(v) of the Disclosure Schedule sets forth a correct and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by the Transaction Documents or otherwise), whether formal or informal, oral or written, under which (A) any current or former employee, officer, director or consultant of the Company or any of the Company Subsidiaries (the “Company Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company or any of the Company Subsidiaries or (B) the Company or any Company Subsidiary has had or has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Benefit Plans.”

(ii) With respect to each Benefit Plan, the Company has provided to the Investor a current, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and other written communications, other than individual pension benefit statements provided in accordance with Section 105 of ERISA, (or a description of any oral communications) by the Company and the Company Subsidiaries to the Company Employees or other beneficiaries concerning the extent of the benefits provided under a Benefit Plan; (D) a summary of any proposed material amendments or material changes anticipated to be made to the Benefit Plans at any time within the twelve months immediately following the date hereof; and (E) for the three most recent years (x) the Form 5500 and attached schedules, (y) audited financial statements and (z) actuarial valuation reports.

(iii) (A) Each Benefit Plan has been established and administered in all material respects in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other Laws; (B) each Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (C) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability has occurred with respect to any Benefit Plan, no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has been engaged in by the Company or any Company Subsidiary with respect to any Benefit Plan that has or is expected to result in any material liability, no failure by any Benefit Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Benefit Plan, whether or not waived, has occurred, and no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the

Company or any Company Subsidiary with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code; (D) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any Company Subsidiary; (E) for each Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form 5500 since the end of the period covered by such Form 5500; (F) except as expressly contemplated by this Agreement, there is no present intention that any Benefit Plan be materially amended, suspended or terminated, or otherwise modified to change benefits (or the levels thereof) in a manner that results in an increased cost to the Company or any Company Subsidiary (other than an immaterial increase in administrative costs) under any Benefit Plan at any time within the twelve months immediately following the date hereof; and (G) the Company and the Company Subsidiaries have not incurred any current or projected liability under any Benefit Plan (or any other plan or arrangement to which the Company or a Company Subsidiary is a party) in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of the Company or the Company Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other Laws.

(iv) With respect to each of the Benefit Plans that is not a multiemployer plan within the meaning of Section 4001(a)(iii) of ERISA but is subject to Title IV of ERISA, as of the Closing Date, the assets of each such Benefit Plan are at least equal in value to the present value of the accrued benefits (vested and unvested) of the participants in such Benefit Plan on a termination and projected benefit obligation basis, based on the actuarial methods and assumptions indicated in the most recent applicable actuarial valuation reports.

(v) No Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(iii) of ERISA or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. Neither the Company nor any member of any organization which is a member of a controlled group of organizations within the meaning of Section 414(b), (c), (m) or (o) of the Code has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan.

(vi) With respect to any Benefit Plan, (A) no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims, (C) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein and (D) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending, in progress (including, without limitation, any routine requests for information from the PBGC) or, to the Knowledge of the Company, threatened. With respect to each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no Benefit Plan has failed to satisfy minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA), whether or not waived; and (ii) there has been no determination that any Benefit Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA).

(vii) Neither the execution and delivery of the Transaction Documents, nor the consummation of the transactions contemplated hereby and thereby, taking into account any other related event, including the Other Private Placements, could (A) result in any payment (including severance, unemployment compensation or “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of the Company or any Company Subsidiaries from the Company or any of the Company Subsidiaries under any Benefit Plan or otherwise, (B) increase any compensation or benefits otherwise payable under any Benefit Plan, (C) result in any acceleration of the time of payment or vesting of any such benefits, (D) require the funding or increase in the funding of any such benefits (through a grantor trust or otherwise), (E) result in any limitation on the right of the Company or any of the Company Subsidiaries to (1) amend, merge or terminate any Benefit Plan or related trust or (2) receive a reversion of assets from any Benefit Plan or related trust, or (F) result in payments under any of the Benefit Plans or otherwise which would not be deductible under Section 280G of the Code. Neither the Company nor any of the Company Subsidiaries has taken, or permitted to be taken, any action that required, and no circumstances exist that will require, the funding, or the increase in the funding, of any benefits under any Benefit Plan or resulted, or will result, in any limitation on the right of the Company or any of the Company Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust.

(viii) Each Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the Internal Revenue Service. No compensation payable by the Company or any of the Company Subsidiaries has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code.

(ix) The Company and the Company Subsidiaries have complied in full with the TARP Standards for Compensation and Corporate Governance and all other applicable Laws promulgated with respect thereto or otherwise relating to the United States Department of the Treasury’s Troubled Asset Relief Program (TARP) Capital Purchase Program (including without limitation obtaining any waivers of rights to compensation and benefits from such senior executive officers and other employees as may be necessary to comply with the TARP Capital Purchase Program).

(w) Environmental Laws. The Company and the Company Subsidiaries (i) are in compliance with any and all Environmental Laws, (ii) have received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct their business, (iii) are in compliance with all terms and conditions of any such permit, license or approval, (iv) have not owned or operated any property that has been contaminated with any Hazardous Substance that would reasonably be expected to result in liability pursuant to any Environmental Law, (v) to the Knowledge of the Company, are not liable for Hazardous Substance disposal or contamination on any third party property, (vi) have not received any notice, demand, letter, claim or request for information indicating that it may be in violation of or subject to liability under any Environmental Law and (vii) are not subject to any circumstances or conditions that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any property in connection with any Environmental Law, except where, in each of the foregoing clauses, the failure to so comply would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(x) Taxes.

(i) All income and other material Tax Returns required to be filed by, or on behalf of, the Company or the Company Subsidiaries have been timely filed or will be timely filed or a proper extension of the required time for filing has been or will be obtained, in accordance with all Laws, and all such Tax Returns are, or shall be at the time of filing, complete and correct in all material respects. The Company and the Company Subsidiaries have timely paid all material Taxes due and payable (whether or not shown on such Tax Returns), or, where payment is not yet due, have made adequate provisions in accordance with GAAP. There are no Liens with respect to Taxes upon any of the assets or properties of either the Company or the Company Subsidiaries other than with respect to Taxes not yet due and payable.

(ii) No deficiencies for any material Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of the Company or the Company Subsidiaries, and there is no outstanding audit, assessment, dispute or claim concerning any material Tax liability of the Company or the Company Subsidiaries. No written claim has ever been made by any Governmental Entity in a jurisdiction where neither the Company nor any of the Company Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(iii) Neither the Company nor the Company Subsidiaries (A) are or have ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a joint, combined, unitary or consolidated Tax Return or (B) have any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract, or otherwise.

(iv) None of the Company or the Company Subsidiaries are party to, are bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(v) None of the Company or the Company Subsidiaries have been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(vi) All material Taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to the Company or the Company Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority, other than Taxes being contested in good faith and for which adequate reserves have been made in the Company’s Financial Statements. The Company and the Company’s Subsidiaries have complied with all applicable information reporting requirements in all material respects.

(vii) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to the Company or the Company’s Subsidiaries. Neither the Company nor any of the Company Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations that is still in effect with respect to, or any extension of a period for the assessment of, any Tax. The Disclosure Schedule sets forth the tax year through which the statute of limitations has run in respect of material Tax Liabilities of the Company and the Company Subsidiaries for U.S. federal, state, local and foreign Taxes.

(viii) Neither the Company nor any of the Company Subsidiaries has engaged in any transaction that could give rise to (A) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (B) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (C) disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations thereunder.

(ix) Except as may result from the transactions contemplated by this Agreement and the Additional Agreements, including without limitation the transactions described in the Recitals hereto, (A) none of the net operating loss carryforwards, unrealized built-in losses, tax credits, or capital loss carryforwards for U.S. federal income tax purposes of the Company or any Company Subsidiary is, as applicable, currently subject to limitation under Section 382 or 383 of the Code or Treasury Regulations Section 1.1502-15 or -21 or otherwise, (B) all of the Common Stock is owned by a single “direct public group” (within the meaning of Treasury Regulation Section 1.382-2T(j)(2)(ii) and (C) there are no “5-percent shareholders” (within the meaning of Section 382(k)(7) of the Code and the Treasury Regulations promulgated thereunder) of Common Stock, nor have there been any such shareholders within the past three years. The Company has no reason to believe that the opinion from KPMG LLP delivered pursuant to Section 1.2(c)(ii)(T) is incorrect.

(y) Labor.

(i) Employees of the Company and the Company Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees. No labor organization or group of employees of the Company or any Company Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, nor have there been in the last three years. There are no strikes, work stoppages, slowdowns, labor picketing lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or any Company Subsidiary, nor have there been any for the last three years.

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all (i) federal and state Laws and requirements respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation and the collection and payment of withholding and/or payroll taxes and similar taxes and (ii) obligations of the Company and the Company Subsidiaries, as applicable, under any employment agreement, severance agreement or any similar employment related agreement or understanding.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no charge or complaint pending or, to the Knowledge of the Company, threatened before any Governmental Entity alleging unlawful discrimination in employment practices, unfair labor practices or other unlawful employment practices by the Company or any Company Subsidiary.

(z) Brokers and Finders. Except for Sandler O’Neill & Partners, L.P. and Howe Barnes Hoefer & Arnett, Inc., and the fees payable thereto (which fees are to be paid by the Company), neither the Company nor any of its officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company in connection with the Transaction Documents or the transactions contemplated hereby or thereby. Copies of the Company’s agreements with each of Sandler O’Neill & Partners, L.P. and Howe Barnes Hoefer & Arnett, Inc. have been made available to the Investor.

(aa) Loan Portfolio. The characteristics of the loan portfolio of the Company have not materially and adversely changed from the characteristics of the loan portfolio as of December 31, 2010.

(bb) Offering of Securities. Neither the Company nor any Person acting on its behalf has taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Common Shares to be issued pursuant to the Transaction Documents under the Securities Act and the rules and regulations of the SEC promulgated thereunder) which would subject the offering, issuance or sale of any of such securities to the registration requirements of the Securities Act. Neither the Company nor any Person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Common Shares pursuant to the transactions contemplated by the Transaction Documents. Assuming the accuracy of the Investor’s representations and warranties set forth in this Agreement, no registration under the Securities Act is required for the offer and sale of the Common Shares by the Company to the Investor.

(cc) Investment Company Status. The Company is not, and upon consummation of the transactions contemplated by the Transaction Documents will not be, an “investment company,” a company controlled by an “investment company” or an “affiliated Person” of, or “promoter” or “principal underwriter” of, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

(dd) Affiliate Transactions. No officer, director, five percent (5%) shareholder or other Affiliate of the Company (or any Company Subsidiary), or any individual who, to the Knowledge of the Company, is related by marriage or adoption to or shares the same home as any such Person, or any entity which, to the Knowledge of the Company, is controlled by any such Person (collectively, an “Insider”), is a party to any contract or transaction with the Company (or any Company Subsidiary) which pertains to the business of the Company (or any Company Subsidiary) or has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the business of the Company (or any Company Subsidiary). The foregoing representation and warranty does not cover deposits at the Company (or any Company Subsidiary) or loans of $250,000 or less made in the ordinary course of business in compliance with Regulation O and other applicable Law.

(ee) Anti-Takeover Provisions Not Applicable. The Board of Directors has taken all necessary action to ensure that the transactions contemplated by the Transaction Documents and the consummation of the transactions contemplated hereby and thereby will be exempt from any anti-takeover or similar provisions of the Company’s articles of incorporation and bylaws, and any other provisions of any applicable “moratorium,” “control share,” “fair price,” “interested shareholder” or other anti-takeover Laws and regulations of any jurisdiction.

(ff) Issuance of the Securities. The issuance of the Common Shares in connection with the transactions contemplated by the Transaction Documents has been duly authorized (other than the Requisite Shareholder Votes) and such Common Shares, when issued and paid for in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and nonassessable and free and clear of all Liens, other than restrictions on transfer provided for or contemplated in the Transaction Documents or imposed by applicable securities Laws, and shall not be subject to preemptive or similar rights.

(gg) Knowledge of Conditions. As of the date of this Agreement, each of the Company and the Company Subsidiaries knows of no reason why any Requisite Governmental Consents will not be obtained, provided, however, that neither the Company nor any of the Company Subsidiaries makes any representation or warranty with respect to the management, capital or ownership structure of the Investor or any of its Affiliates.

(hh) Information Supplied. None of the information provided by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by the Company in connection with the issuance of Common Stock in the Granite Merger (including any amendments or supplements, the “Form S-4”) will, at the time when the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information provided by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Proxy Statement and the proxy statement relating to the Granite shareholders’ meeting to approve the Granite Merger, if any (the “Granite Shareholders’ Meeting”) (such proxy statements together, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting and the Granite Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement (other than the portion thereof relating solely to the Granite Shareholders’ Meeting) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

(ii) Disclosure Requirements. The Company shall be solely responsible for preparing and disseminating adequate disclosure documents for Investor 2 and the Additional Investors in connection with any Other Private Placements. Such disclosure documents shall not, at the time they are so disseminated, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading.

(jj) Rights Plan. The Board of Directors has approved and adopted the Tax Benefits Preservation Plan (including the Amendment to Tax Benefits Preservation Plan) set forth in Section 2.2(jj) of the Disclosure Schedule (as amended, the “Rights Plan”) and has instructed the officers of the Company to take such steps as are necessary or advisable to implement and put into effect the Rights Plan as soon as practicable after the date of this Agreement.

2.3 Representations and Warranties of the Investor. Except as Previously Disclosed, the Investor hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date (except for the representations and warranties that are as of a specific date which shall be made as of that date) that:

(a) Organization and Authority. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and where failure to be so qualified would be reasonably expected to materially and adversely impair or delay its ability to perform its obligations under the Transaction Documents or to consummate the transactions contemplated hereby and thereby.

(b) Authorization; No Conflicts.

(i) The Investor has the necessary power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance of the Transaction Documents to which the Investor is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by its board of directors, general partner or managing members, investment committee, investment adviser or other authorized person, as the case may be, and no further approval or authorization by any of its shareholders, partners or other equity owners, as the case may be, is required. This Agreement has been and the other Transaction Documents to which the Investor is a party will have been at the Closing duly and validly executed and delivered by the Investor and, assuming due authorization, execution and delivery by the Company and the other parties thereto, are, or in the case of documents executed after the date hereof, will be, upon execution, the valid and binding obligations of the Investor enforceable against the Investor in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(ii) Neither the execution, delivery and performance by the Investor of the Transaction Documents nor the consummation of the transactions contemplated hereby or thereby, nor compliance by the Investor with any of the provisions hereof or thereof, will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Liens upon any of the properties or assets of the Investor under any of the terms, conditions or provisions of (1) its articles of incorporation or bylaws, its certificate of limited partnership or partnership agreement or its similar governing documents or (2) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Investor is a party or by which the Investor may be bound, or to which the Investor or any of the properties or assets of the Investor may be subject, or (B) subject to compliance with the statutes and regulations referred to in the next paragraph (and assuming the correctness of the representations and warranties of the Company and the other parties to the Transaction Documents), violate any Law applicable to the Investor or any of its properties or assets except in the case of clauses (A)(2) and (B) for such violations, conflicts and breaches as would not reasonably be expected to materially adversely affect the Investor’s ability to perform its obligations under the Transaction Documents or consummate the transactions contemplated hereby or thereby on a timely basis.

(c) Governmental Consents. Assuming the correctness of the representations and warranties of the Company and the other parties to the Transaction Documents, no Governmental Consents are necessary to be obtained by the Investor for the consummation of the transactions contemplated by the Transaction Documents to which the Investor is a party, other than a statement by the Federal Reserve that it has no objection to the investment by the Investor as such investment is described by the Investor in the notice filed by it under the CBCA, (ii) the non-objection or confirmation of the Federal Reserve referred to in Section 1.2(c)(ii)(E), and (iii) approval, if applicable, from the NCCOB.

(d) Purchase for Investment. The Investor acknowledges that the Common Shares have not been registered under the Securities Act or under any state securities laws. The Investor (i) is acquiring the Common Shares pursuant to an exemption from registration under the Securities Act and other applicable securities laws solely for investment with no present intention to distribute any of the Common Shares to any Person, (ii) will not sell or otherwise dispose of any of the Common Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws, (iii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Common Shares and of making an informed investment decision and (iv) is an “accredited investor” (as that term is defined by Rule 501 of the Securities Act).

(e) Brokers and Finders. Neither the Investor, nor its respective Affiliates nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Investor in connection with this Agreement or the transactions contemplated hereby.

(f) Investment Decision. The Investor has made an independent investment decision with respect to the transactions contemplated under the Transaction Documents and, except as Previously Disclosed and except for the Transaction Documents, there are no agreements or understandings between the Investor or any of its Affiliates, on the one hand, and (i) any of the Investors (including Investor 2) or any of their respective Affiliates, (ii) the Company or (iii) the Company Subsidiaries, on the other hand.

(g) Financial Capability. At the Closing, the Investor shall have available funds necessary to consummate the Closing on the terms and conditions contemplated by this Agreement.

(h) No Commonly Controlled Insured Depository Institution. The Investor does not own any interest in any institution that would be a “commonly controlled insured depository institution” (as that term is defined for purposes of 12 U.S.C. § 1815(e), as may be amended or supplemented from time to time, and any successor thereto) with respect any Company Subsidiary upon the consummation of the Investment.

(i) Knowledge of Conditions. As of the date of this Agreement, the Investor knows of no reason why any Requisite Governmental Consents will not be obtained.

ARTICLE 3

COVENANTS

3.1 Conduct of Business Prior to Closing.

(a) Subject to Section 3.1(c), except as otherwise expressly required by the Transaction Documents or applicable Law, by the performance of any Material Contract that was Previously Disclosed, or with the prior written consent of the Investor (which shall not be unreasonably withheld or delayed), between the date of this Agreement and the Closing, the Company shall, and the Company shall cause each Company Subsidiary to:

(i) conduct its business only in the ordinary course of business;

(ii) use commercially reasonable efforts to (A) preserve the present business operations, organization (including officers and employees) and goodwill of the Company and any Company Subsidiary and (B) preserve present relationships with customers, suppliers, consultants and others having business dealings with the Company; and

(iii) use commercially reasonable efforts to maintain (A) all of the material assets and properties of, or used by, the Company or any Company Subsidiary in its current condition, with the exception of ordinary wear and tear, and (B) insurance upon all of the properties and assets of the Company and the Company Subsidiaries in such amounts and of such kinds comparable to that in effect on the date of this Agreement.

(b) Subject to Section 3.1(c), except as set forth in Section 3.1(b) of the Disclosure Schedule, with the prior written consent of the Investor or otherwise contemplated by the Transaction Documents, between the date of this Agreement and the Closing, the Company shall not, and shall cause the Company Subsidiaries to not:

(i) amend its articles of incorporation or bylaws or similar organizational documents, other than pursuant to the Articles Amendment Proposal;

(ii) (1) declare, set aside or pay any distributions or dividends on, or make any other distributions (whether in cash, securities or other property and, with respect to ordinary cash dividends, in excess of such amounts paid in the prior quarter) in respect of, any of its Capital Stock (other than pursuant to Section 3.19); (2) split, combine or reclassify any of its Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Capital Stock or any of its other securities; or (3) purchase, redeem or otherwise acquire any Capital Stock or any of its other securities or any rights, warrants or options to acquire any such Capital Stock or other securities;

(iii) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any Capital Stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such Capital Stock, voting securities or convertible or exchangeable securities, other than any issuance of Common Stock on exercise of any compensatory stock options outstanding on the date of this Agreement;

(iv) commence a voluntary procedure for reorganization, arrangement, adjustment, relief or composition of indebtedness or bankruptcy, receivership or a similar proceeding, or consent to the entry of an order for relief in an involuntary procedure for reorganization, arrangement, adjustment, relief or composition of indebtedness or bankruptcy, receivership or a similar proceeding or consent to the appointment of a receiver, liquidator, custodian or trustee, in each case, with respect to the Company or any of the Company Subsidiaries, or any other liquidation or dissolution of the Company or any of the Company Subsidiaries;

(v) terminate, enter into, amend, modify (including by way of interpretation), renew (other than automatic renewal) or grant any waiver or consent under any employment, offer, consulting, severance, change in control or similar contract, agreement or arrangement with any director, officer, employee or consultant (other than, with respect to non-executive officers or consultants, in the ordinary course of business; provided that, any contract, agreement or arrangement that provides for payments or benefits to any director, officer, employee or consultant upon a change in control of the Company or Bank shall not be deemed to be in the ordinary course of business) or make, grant or promise any bonus or any wage, salary or compensation increase to any director, officer, employee, sales representative or consultant (except in the case of consultants, non-executive officers and non-directors in the ordinary course of business) or make, grant or promise any increase in any employee benefit plan or arrangement, or amend or terminate any existing employee benefit plan or arrangement or adopt any new employee benefit plan or arrangement;

(vi) terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under, renew or grant any waiver or consent under any pension, retirement,

stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract (other than with respect to group insurance and welfare employee benefits, in the ordinary course of business), plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer, employee or consultant (except in the case of non-officers and non-directors, in the ordinary course of business), amend the terms of any outstanding equity-based award, take any action to accelerate the vesting, exercisability or payment (or fund or secure the payment) of any equity awards or other compensation or benefits payable thereunder or add any new participants to any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action);

(vii) make any other change in employment terms for any of its directors, officers, employees and consultants other than changes of employment terms of non-executive officer employees and consultants in the ordinary course of business; provided that, any employment term that provides payments or benefits to any director, officer, employee or consultant upon a change in control of the Company or Bank shall not be deemed to be in the ordinary course of business);

(viii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other person, except in the ordinary course of business;

(ix) implement or adopt any change in its accounting principles, practices or methodologies, other than as may be required by GAAP or applicable accounting requirements of a Governmental Entity;

(x) settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in the ordinary course of business in an amount or for consideration not in excess of $500,000 individually or $1,000,000 in the aggregate and that would not impose any material restriction on the business of the Company or the Company Subsidiaries or, after the Closing, the Investor or any of its Affiliates;

(xi) change any accounting method with respect to Taxes, make, change or revoke any Tax election, prepare any Tax Returns inconsistent in any material respect with past practice, file any amended material Tax Return, consent to any extension or waiver of any statute of limitations with respect to any material Tax claim or assessment relating to the Company or the Company Subsidiaries, enter into any material closing agreement, surrender any right to claim a refund of material Taxes or incur any material tax outside of the ordinary course of business;

(xii) sell, lease, mortgage, pledge, grant a lien or security interest, or otherwise encumber or dispose of any of its properties or assets, except sales of loans in the ordinary course of business consistent with past practice and in an aggregate amount not in excess of $150,000,000; or

(xiii) enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

(c) Nothing in Section 3.1(a) or (b) shall prohibit the Company or any Company Subsidiary from taking or refraining from taking, any action at the request or instruction of any Governmental Entity or as required by applicable Law.

3.2 Access; Confidentiality.

(a) From the date of this Agreement until the date following the Closing Date on which the Common Shares purchased pursuant to the Transaction Documents and held by the Investor represent less than five percent (5%) of the outstanding Common Shares (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Company’s capitalization), the Company, subject to Section 3.2(b), shall allow and shall cause the Company Subsidiaries to allow, upon reasonable advance notice, the Investor and its Representatives such access during normal business hours to its books, records (including Tax returns and appropriate work papers of independent auditors subject to such access agreements as may be required by such auditors), properties and personnel and to such other information as the Investor may reasonably request (but, in any event, no more frequently than once per quarter); provided, however, that in no event shall the Investor and its Representatives have access to any information that (x) based on advice of the Company’s counsel, would create any potential material liability under applicable Laws or would destroy any legal privilege or (y) in the reasonable judgment of the Company, would (A) result in the disclosure of any trade secrets of third parties or (B) violate any obligation of the Company with respect to confidentiality; provided, further, that the Company and the Company Subsidiaries shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances where the restrictions in clauses (x) and (y) of this Section 3.3(a) apply. These rights are intended to satisfy the requirements of management rights for purposes of qualifying the Investor’s investment in the Company as a “venture capital investment” for purposes of the Department of Labor’s “plan assets” regulations.

(b) The Investor acknowledges that the information being provided to it in connection with the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement entered into between Oak Hill Capital Partners III, L.P. and the Company dated January 7, 2011 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference, except that the terms of the confidentiality provisions and the restrictions on disclosure and use contained therein shall be extended to all periods during which information is provided to the Investor and its Representatives pursuant to Section 3.2(a).

3.3 Filings; Other Actions.

(a) The Investor, on the one hand, and the Company, on the other hand, will cooperate and consult with the other and use commercially reasonable efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all third parties and Governmental Entities, necessary or advisable to consummate the transactions contemplated by the Transaction Documents, and to perform the covenants contemplated by the Transaction Documents, in each case required of it. Each of the parties hereto shall execute and deliver both before and after the Closing such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement such transactions or to evidence such events or matters. The Investor and the Company will each use their commercially reasonable efforts to promptly obtain or submit, and the Company and the Investor will cooperate as may reasonably be requested by the Investor or the Company, as the case may be, to help the Investor and the Company promptly obtain or submit, as the case may be, as promptly as practicable, the approvals and authorizations of, any additional filings and registrations with, and any additional notifications to, all notices to and, to the extent required by Law, consents, approvals or exemptions from bank regulatory authorities, for the transactions contemplated by the Transaction Documents (in each case to the extent it has not done so prior to the date of this Agreement), subject to Section 3.3(b).

(b) Notwithstanding Section 3.3(a), in no event shall the Investor be required to (1) accept any Burdensome Condition with respect to any regulatory filing or approval, including, without limitation, any condition which could jeopardize or potentially have the effect of jeopardizing any other investment opportunities (now or hereafter existing) of the Investor or any of its Affiliates, (2) become a bank holding company or (3) be required to agree to provide capital to the Company or any Company Subsidiary other than the Purchase Price to be paid for the Common Shares to be purchased by it pursuant to the terms of the Transaction Documents.

(c) The Investor shall use, and shall cause its Affiliates to use, commercially reasonable efforts to obtain regulatory non-objection to the change in control notice (filed under the CBCA) as promptly as possible, including without limitation responding fully to all requests for additional information from the Federal Reserve. If so requested by the Federal Reserve in connection with such notice, the Investor shall, and shall cause its Affiliates to, enter into one or more passivity and non-association commitments and provide such other non-control and related commitments as the Federal Reserve may require (in each case, in form and substance reasonably satisfactory to the Federal Reserve).

(d) The Investor and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to Laws relating to the exchange of information and confidential information related to the Investor, all the information (other than confidential information) relating to such other parties, and any of their respective Affiliates, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions to which it will be party contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each of the parties hereto agrees to keep the other party reasonably apprised of the status of matters referred to in this Section 3.3. The Investor and the Company shall promptly furnish the other with copies of written communications received by it or its Affiliates from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by the Transaction Documents; provided, that the party delivering any such document may redact any confidential information contained therein.

(e) The Company shall call a meeting of its shareholders to vote on the Shareholder Proposals (the “Company Shareholders’ Meeting”) as promptly as practicable after the date hereof. The Board of Directors shall unanimously recommend to the Company’s shareholders that such shareholders approve the Shareholder Proposals (the “Company Recommendation”) and shall not (x) withdraw, modify or qualify in any manner adverse to the Investor such recommendation or (y) approve, adopt or otherwise take any action inconsistent with such recommendation (any action described in clauses (x) or (y) being referred to herein as a “Change in Company Recommendation”); provided that the Board of Directors may make a Change in Company Recommendation pursuant to Section 3.4(c). The Investor shall vote or cause to be voted all shares of Common Stock, if any, beneficially owned by it or any of its Affiliates and eligible to vote on the Shareholder Proposals in favor of such Shareholder Proposals. In connection with the Company Shareholders’ Meeting, the Company shall promptly prepare (and the Investor shall reasonably cooperate with the Company to prepare) and file with the SEC a preliminary Proxy Statement, shall use its reasonable best efforts to solicit proxies for such shareholder approvals and shall use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause a definitive Proxy Statement related to such shareholders meeting to be mailed to the Company’s shareholders as promptly as practicable after clearance thereof by the SEC. The Company shall notify the Investor promptly of the receipt of any comments from the SEC or its staff with respect to the Proxy Statement and of any request by the SEC or its staff for amendments or supplements to such Proxy Statement or for additional information and shall supply the Investor with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to such Proxy Statement. If at any time prior to such shareholders meeting there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement the Company shall as promptly as practicable prepare and mail or otherwise disseminate to its shareholders such an amendment or supplement. The Investor and the Company agree promptly to correct any information provided by it or on its behalf for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and the Company shall as promptly as practicable prepare and mail or otherwise disseminate to its shareholders an amendment or supplement to correct such information to the extent required by applicable Laws. The Company shall consult with the Investor prior to mailing any Proxy Statement, or any amendment or supplement thereto, and provide the Investor with reasonable opportunity to comment thereon. The recommendation of the Board of Directors described in this Section 3.3(e) shall be included in the Proxy Statement.

3.4 No Solicitation of a Competing Proposal.

(a) From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall not, and the Company shall not permit any of its Affiliates, directors, officers or employees to, and the Company shall use reasonable efforts to cause its other representatives or agents (together with directors, officers, and employees, the “Representatives”) not to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, recapitalization, purchase or disposition of any material amount of the assets of the Company or any material amount of the Capital Stock or other ownership interests of the Company (other than in connection with the Investment, the Other Private Placement, the Merger Agreement or any other transaction contemplated hereby) (an “Acquisition Proposal”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Proposal, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Proposal, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b) Notwithstanding the limitations set forth in Section 3.4(a), if, after the date of this Agreement, the Company receives an unsolicited Acquisition Proposal which did not result from or arise in connection with a breach of Section 3.4(a), and which (1) constitutes a Superior Proposal (as defined below) or (2) the Board of Directors determines in good faith, after consultation with the Company’s outside legal and financial advisors, could reasonably be expected to result, after the taking of any of the actions referred to in either of clause (A) or (B) below, in a Superior Proposal, the Company may take the following actions: (A) furnish nonpublic information with respect to the Company to the third party making such Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company and such third party enter into a confidentiality agreement that is no less restrictive of and no more favorable to such third party than the confidentiality provisions in Section 3.3 herein, (B) engage in discussions or negotiations with the third party with respect to the Acquisition Proposal and (C) enter into any agreement with respect to a Superior Proposal but only in compliance with Section 3.15; provided, however, that as promptly as reasonably practicable following the Company taking such actions as described in clauses (A), (B) or (C) above, the Company shall provide written notice to the Investor of such Superior Proposal or the determination of the Board of Directors as provided for in clause (2) above, as applicable, and the Company shall promptly provide to the Investor an executed copy of such confidentiality agreement and provide or make available to the Investor any non-public information concerning the Company that is provided to the person making such Acquisition Proposal or its representatives which was not previously provided or made available to the Investor.

(c) Notwithstanding anything herein to the contrary, until the date on which the closing condition in Section 1.2(c)(i)(D) is satisfied, the Board of Directors may effect a Change in Company Recommendation if the Board of Directors concludes in good faith, after consultation with outside counsel, that the failure to take such action would constitute a breach of its fiduciary duties under applicable Law and if such Change in Company Recommendation is in respect of an Acquisition Proposal, such Acquisition Proposal is a Superior Proposal, taking into account any changes to the Agreement proposed by the Investor, and the Company is in compliance with Section 3.4(b). Notwithstanding the foregoing, prior to the date of the Company Stockholders Meeting, the Company and its board of directors shall be permitted to effect a Change in Company Recommendation if and only to the extent that it has notified the Investor in writing at least five (5) Business Days in advance of its intention to effect a Change in Company Recommendation.

For purposes of this Agreement, the term “Superior Proposal” means a bona fide written Acquisition Proposal not solicited or initiated in violation of Section 3.4(a), that (1) relates to (A) the issuance by the Company of securities representing a majority of its outstanding voting securities (including upon the conversion, exercise or exchange of securities convertible into or exercisable or exchangeable for such voting securities) or (B) the acquisition by any person of any of (i) a majority of the outstanding Capital Stock, by tender or exchange offer, merger or otherwise, or (ii) all or substantially all of the consolidated total assets of the Company, (2) is otherwise on terms that the Board of Directors determines in good faith, after consultation with the Company’s financial and legal advisors and taking into account all the terms and conditions of such proposal and this Agreement, are more favorable to the Company, its shareholders and any other constituency of the Company to which the Board of Directors then determines it owes fiduciary duties under applicable law than the transactions contemplated by this Agreement and (3) is, in the reasonable judgment of the Board of Directors, reasonably capable of being completed on its stated terms, taking into account all financial, regulatory, legal and other aspects of such inquiry, proposal or offer.

(d) Notice. The Company shall notify the Investor orally and in writing promptly (but in no event later than one (1) Business Day) after receipt by the Company or any of the Representatives thereof of any Acquisition Proposal or any request for non-public information relating to the Company or for access to the properties, books or records of the Company by any Person in connection with an Acquisition Proposal indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep the Investor informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

3.5 Governance Matters.

(a) The Company shall cause the Investor Designated Director to be elected or appointed on the Closing Date to the Board of Directors as well as the board of directors of the Bank and the board of directors of the Bank of Granite (collectively, the “Bank Boards”), subject to satisfaction of all legal and governance requirements regarding service as a member of the Board of Directors and the Bank Boards. The Company shall recommend to its shareholders the election of the Investor Designated Director to the Board of Directors at the Company’s annual meeting, subject to satisfaction of all legal and governance requirements regarding service as a director of the Company. If the Investor no longer has the Qualifying Ownership Interest, it shall have no further rights under Sections 3.5(a), 3.5(b), 3.5(c) and 3.5(d) and, in each case, at the written request of the Board of Directors, the Investor shall use all reasonable best efforts to cause the Investor Designated Director to resign from the Board of Directors and the Bank Boards as promptly as possible thereafter. The Board of Directors and the Bank Boards shall cause the Investor Designated Director to be appointed to certain committees of the Board of Directors and the Bank Boards, as applicable, identified by the Investor, so long as the Investor Designated Director qualifies to serve on such committees subject to satisfaction of all legal, bank regulatory, securities listing and governance requirements regarding service as a committee member.

(b) From and after the Closing Date and for so long as the Investor owns, in the aggregate together with its Affiliates, five percent (5%) or more of the outstanding shares of Common Stock (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Company’s capitalization) (the “Qualifying Ownership Interest”), the Investor Designated Director shall, subject to applicable Law (including the applicable rules of NASDAQ and applicable governance requirements), be the nominee of the Company and the Nominating Committee of the Board of Directors (the “Nominating Committee”) to serve on the Board of Directors and on the Bank Boards. The Company shall use its reasonable best efforts to have the Investor Designated Director elected as director of the Company by the shareholders of the Company and the Company shall solicit proxies for the Investor Designated Director to the same extent as it does for any of its other nominees to the Board of Directors.

(c) From and after the Closing Date and for so long as the Investor owns, in the aggregate together with its Affiliates, the Qualifying Ownership Interest, the Investor Designated Director shall, subject to applicable Law (including the applicable rules of NASDAQ and applicable governance requirements), be appointed to two committees of each of the Board of Directors and the Bank Boards identified by the Investor. The Investor Designated Director shall not serve as the chairperson of any committee. Independent directors shall constitute at least fifty percent (50%) of the membership of any committee.

(d) Subject to Section 3.5(a), upon the death, disability, resignation, retirement, disqualification or removal from office of an Investor Designated Director, the Investor shall have the right to designate the replacement for the Investor Designated Director, which replacement shall satisfy all legal and governance requirements regarding service as a member of the Board of Directors and the Bank Boards, as applicable. The Board of Directors shall use its reasonable best efforts to take all action required to fill the vacancy resulting therefrom with such person (including such person, subject to applicable Law, being the Company’s and the Nominating Committee’s nominee to serve on the Board of Directors, calling a special meeting of the stockholders to vote on such person, using all reasonable best efforts to have such person elected as director of the Company by the shareholders of the Company and the Company soliciting proxies for such person to the same extent as it does for any of its other nominees to the Board of Directors).

(e) From and after the Closing Date and for so long as the Investor with its Affiliates owns, in the aggregate with its Affiliates, five percent (5%) or more of the aggregate number of outstanding shares of Common Stock (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Company’s capitalization), the Company shall, subject to applicable Law, invite a person designated by the Investor and reasonably acceptable to the Board of Directors (the “Observer”) to attend meetings of the Board of Directors and the Bank Boards (including any meetings of committees thereof which the Investor Designated Director is a member) in a nonvoting observer capacity. If the Investor no longer beneficially owns the minimum number of Common Shares as specified in the first sentence of this Section 3.5(e), the Investor shall have no further rights under this Section 3.5(e). The Observer shall have no right to vote on any matters presented to the Board of Directors, the Bank Boards or any committee thereof. The Investor shall cause the Observer to agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information provided to such Observer and the Company, the Board of Directors and the Bank Boards shall have the right to withhold any information and to exclude the Observer from any meeting or portion thereof (i) if doing so is, in the opinion of counsel to the Company, necessary to protect the attorney client privilege between the Company and counsel or (ii) if the Board of Directors or the Bank Boards determine in good faith after consultation with counsel, that fiduciary requirements under applicable Law make attendance by the Observer inappropriate.

(f) The Investor Designated Director shall be entitled to the same compensation, including fees, and the same indemnification and insurance coverage in connection with his or her role as a director as the other members of the Board of Directors or the Bank Boards, as applicable, and the Investor Designated Director shall be entitled to reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or the Bank Boards, or any committee thereof, to the same extent as the other members of the Board of Directors or the Bank Boards, as applicable. The Company shall notify the Investor Designated Director of all regular meetings and special meetings of the Board of Directors or the Bank Boards and of all regular and special meetings of any committee of the Board of Directors or the Bank Boards of which the Investor Designated Director is a member in accordance with the applicable bylaws. The Company and the Bank shall provide the Investor Designated Director with copies of all notices, minutes, consents and other material that they provide to all other members of their respective boards of directors concurrently as such materials are provided to the other members.

(g) Each of the Company and the Bank acknowledges that the Investor Designated Director may have certain rights to indemnification, advancement of expenses and/or insurance provided by the Investor and/or certain of its Affiliates (collectively, the “Investor Indemnitors”). Each of the Company and the Bank hereby agrees (1) that it is the indemnitor of first resort (i.e., its obligations to the Investor Designated Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Investor Designated Director are secondary), and (2) that it shall be required to advance the full amount of expenses incurred by the Investor Designated Director and shall be liable for the full amount of all expenses and liabilities incurred by the Investor Designated Director, in each case to the extent legally permitted and as required by the terms of this Agreement and the articles of incorporation and bylaws of the Company and the Bank (and any other agreement regarding indemnification between the Company and/or the Bank, on the one hand, and the Investor Designated Director, on the other hand), without regard to any rights the Investor Designated Director may have against any Investor Indemnitor. The Company further agrees that no advancement or payment by any Investor Indemnitor on behalf of the Investor Designated Director with respect to any claim for which the Investor Designated Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Investor Designated Director against the Company. The Company agrees that the Investor Indemnitors are express third party beneficiaries of the terms of this Section 3.5(g).

3.6 Avoidance of Control.

(a) Notwithstanding anything to the contrary in the Transaction Documents, the Company shall not, and shall cause the Company Subsidiaries not to, take any action (including any redemption, repurchase, or recapitalization of Common Stock, or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock in each case, where the Investor is not given the right to participate in such redemption, repurchase or recapitalization to the extent of the Investor’s pro rata proportion), that would cause the Investor’s or any other Person’s ownership of Voting Securities (together with the ownership by the Investor’s or other Person’s Affiliates (as such term is used under the BHC Act) of Voting Securities) to increase above 24.9%, without the prior written consent of the Investor, or to increase to an amount that would constitute “control” under the BHC Act, or otherwise cause the Investor to “control” the Company under and for purposes of the BHC Act. Notwithstanding anything to the contrary in this Agreement or any Transaction Document, neither the Investor nor any other Person (together with the Investor or its Affiliates (as such term is used under the BHC Act)) shall have the ability to exercise any voting rights of any securities in excess of 24.9% of the total outstanding Voting Securities.

(b) The Investor shall not, and shall cause its Affiliates not to, take, permit or allow any action that would cause any Company Subsidiary to become a “commonly controlled insured depository institution” (as that term is defined for purposes of 12 U.S.C. §1815(e), as may be amended or supplemented from time to time, and any successor thereto) with respect to any institution that is not a direct or indirect Company Subsidiary.

(c) In the event that either party hereto breaches its obligations under this Section 3.6 or believes that it is reasonably likely to breach such obligations, it shall notify the other party as promptly as practicable and shall cooperate in good faith with such other party to modify any ownership or other arrangements or take any other action, in each case, as is necessary to cure or avoid such breach.

3.7 Notice of Certain Events. Each party hereto shall promptly notify the other party hereto of (a) any event, condition, fact, circumstance, occurrence, transaction or other item of which such party becomes aware prior to the Closing that would constitute a violation or breach of the Transaction Documents (or a breach of any representation or warranty contained herein or therein) or, if the same were to continue to exist as of the Closing Date, would constitute the non-satisfaction of any of the conditions set forth in Section 1.2 hereof and (b) any event, condition, fact, circumstance, occurrence, transaction or other item of which such party becomes aware which would have been required to have been disclosed pursuant to the terms of the Transaction Documents had such event, condition, fact, circumstance, occurrence, transaction or other item existed as of the date of this Agreement. Notwithstanding the foregoing, neither party shall be required to take any action that would jeopardize such party’s attorney-client privilege.

3.8 Reasonable Best Efforts. Subject to Section 3.3(b), upon the terms and subject to the conditions herein provided, except as otherwise provided in the Transaction Documents, each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other parties hereto in doing all things necessary, proper or advisable under Laws to consummate and make effective the transactions contemplated hereby, including but not limited to: (a) the satisfaction of the conditions precedent to the obligations of such party hereto; (b) the obtaining of applicable Governmental Consents, and consents, waivers and approvals of any third parties; (c) the defending of any claim, action, suit, investigation or proceeding, whether judicial or administrative, challenging the Transaction

Documents or the performance of the obligations hereunder or thereunder; and (d) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably request in order to carry out the intent of the Transaction Documents.

3.9 Preemptive Rights.

(a) Sale of New Securities. After the Closing, for so long as the Investor owns, in the aggregate together with its Affiliates, Common Shares representing the Qualifying Ownership Interest (before giving effect to any issuances triggering provisions of this Section 3.9), at any time that the Company proposes to make any public or nonpublic offering or sale of any equity (including Common Stock, preferred stock or restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component (such as an equity “kicker”) (including any hybrid security) (any such security, a “New Security”), other than the issuance and sale of securities (i) in connection with the Warrant Offering, (ii) upon conversion of convertible securities issued in compliance with this Section 3.9, (iii) to employees, officers, directors or consultants of the Company pursuant to employee benefit plans or compensatory arrangements approved by the Board of Directors (including upon the exercise of employee stock options granted pursuant to any such plans or arrangements), (iv) pursuant to the Rights Plan or any other rights plan, (v) in connection with the exercise of the TARP Warrant, or (vi) as consideration in connection with any bona fide, arm’s length, direct or indirect merger, acquisition or similar transaction or joint venture, strategic alliance, license agreement or other similar commercial transactions, including, for the avoidance of doubt, the Granite Merger, the Investor shall first be afforded the opportunity to acquire from the Company for the same price and on the same terms (except that, to the extent permitted by Law and the articles of incorporation and bylaws of the Company, the Investor may elect to receive such securities in nonvoting form, convertible into Voting Securities in a widely dispersed offering) as such securities are proposed to be offered to others, up to the amount of such New Securities to be offered in the aggregate required to enable it to maintain its proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities. The New Securities that the Investor shall be entitled to purchase in the aggregate shall be determined by multiplying (x) the total number or principal amount of such offered New Securities by (y) a fraction, the numerator of which is the number of Common Shares held by the Investor (assuming full conversion or exercise of any securities convertible into or exercisable for Common Stock) and the denominator of which is the number of shares of Common Stock then outstanding (assuming full conversion or exercise of any securities convertible into or exercisable for Common Stock and before giving effect to any issuances triggering the provisions of this Section 3.9). Notwithstanding anything herein to the contrary, in no event shall the Investor have the right to purchase securities hereunder to the extent that such purchase would result in the Investor exceeding the ownership limitations of the Investor set forth in Section 3.6. Notwithstanding anything to the contrary herein, the provisions of this Section 3.9 shall not be applicable to any New Securities offered or issued at the written direction of the applicable banking regulator of the Company or any insured depository institution subsidiary of the Company.

(b) Notice. In the event the Company proposes to offer or sell New Securities that are subject to the Investor’s rights under Section 3.9(a), it shall give the Investor written notice of its intention, specifying the price (or range of prices), anticipated amount of securities, timing and other terms upon which the Company proposes to offer the same (including, in the case of a registered public offering and to the extent possible, a copy of the prospectus included in the registration statement filed with respect to such offering), at least fifteen (15) Business Days prior to the proposed offer, issuance or sale. The Investor shall have ten (10) Business Days from the date of receipt of such a notice to notify the Company in writing that it intends to exercise its rights provided in this Section 3.9 and as to the amount of New Securities the Investor desires to purchase, up to the maximum amount calculated pursuant to Section 3.9(a). Such notice shall constitute a nonbinding agreement of the Investor to purchase the amount of New Securities so specified at the price and other terms set forth in the Company’s notice to it. The failure of the Investor to respond within such ten (10) Business Day period shall be deemed to be a waiver of the Investor’s rights under this Section 3.9 only with respect to the offering described in the applicable notice.

(c) Purchase Mechanism. If the Investor exercises its rights provided in this Section 3.9, the closing of the purchase of the New Securities with respect to which such right has been exercised shall take place within thirty (30) days after the giving of notice of such exercise; provided that, if such issuance is subject to regulatory approval, such thirty (30)-day period shall be extended until the expiration of ten (10) Business Days after all such approvals have been received, but in no event later than 90 days from the date of the Company’s initial notice pursuant to Section 3.9(b). Each of the Company and the Investor agrees to use commercially reasonable efforts to secure any regulatory or shareholder approvals or other consents, and to comply with any Law necessary in connection with the offer, sale and purchase of such New Securities.

(d) Failure of Purchase. In the event the Investor fails to exercise its rights provided in this Section 3.9 within the ten (10) Business Day period described in Section 3.9(b) or, if so exercised, the Investor is unable to consummate such purchase within the time period specified in Section 3.9(c) because of its failure to obtain any required regulatory or shareholder consent or approval, the Company shall thereafter be entitled (during the period of 90 days following the conclusion of the applicable period) to sell or enter into an agreement (pursuant to which the sale of the New Securities covered thereby shall be consummated, if at all, within 90 days from the date of said agreement) to sell the New Securities not elected to be purchased pursuant to this Section 3.9 or that the Investor is unable to purchase because of such failure to obtain any such consent or approval, at a price and upon terms, taken together in the aggregate, no more favorable to the purchasers of such New Securities than were specified in the Company’s notice to the Investor. Notwithstanding the foregoing, if such sale is subject to the receipt of any regulatory or shareholder approval or consent or the expiration of any waiting period, the time period during which such sale may be consummated shall be extended until the expiration of ten (10) Business Days after all such approvals or consents have been obtained or waiting periods expired, but in no event shall such time period exceed 120 days from the date of the applicable agreement with respect to such sale. In the event the Company has not sold the New Securities or entered into an agreement to sell the New Securities within said 90-day period (or sold and issued New Securities in accordance with the foregoing within 90 days from the date of said agreement (as such period may be extended in the manner described above for a period not to exceed 120 days from the date of said agreement)), the Company shall not thereafter offer, issue or sell such New Securities without first offering such securities to the Investor in the manner provided above.

(e) Non-Cash Consideration. In the case of the offering of securities for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors; provided, however, that such fair value as reasonably determined by the Board of Directors shall not exceed the aggregate market price of the securities being offered as of the date the Board of Directors authorizes the offering of such securities.

(f) Cooperation. The Company and the Investor shall cooperate in good faith to facilitate the exercise of the Investor’s rights under this Section 3.9, including securing any required approvals or consents.

3.10 Most Favored Nation.

During the period from the date of this Agreement through the Closing, the Company shall not, and shall cause the Company Subsidiaries not to, enter into any additional, or modify any existing, agreements with any existing or future investors in the Company or any of the Company Subsidiaries (including any Additional Agreements entered into with the Additional Investors) that have the effect of establishing rights or otherwise benefiting such investor in a manner more favorable in any material respect to such investor than the rights and benefits established in favor of the Investor by the Transaction Documents, unless, in any such case, the Investor has been provided with such rights and benefits. If any agreement with any Additional Investors in the Other Private Placements contains indemnity provisions comparable to those in Article V of this Agreement, such other indemnity provisions shall expressly provide that no claims may be made thereunder by the Additional Investors or related persons entitled thereto unless (i) the Investor and the Investor 2 has asserted such a claim under the comparable indemnity provisions set forth in this Article V or Article V of the Investor 2 Investment Agreement, as applicable, and (ii) such claims (including the type and amount of recovery sought by such claim) are the same claims as the Investor claim and the Investor 2 claim with recovery to be shared ratably.

3.11 Transfer Taxes.

On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) that are required to be paid in connection with the sale and transfer of the Common Shares to be sold to the Investor hereunder will be, or will have been, fully paid or provided for by the Company, and all Laws imposing such taxes will be or will have been complied with.

3.12 Legend.

(a) The Investor agrees that all certificates or other instruments representing the Common Shares subject to the Transaction Documents shall bear a legend substantially to the following effect, until such time as they are not required under Section 3.13(b):

“(i) THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

(ii) THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH IN AN INVESTMENT AGREEMENT, DATED AS OF APRIL 26, 2011, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.”

(b) Upon request of the Investor, upon receipt by the Company of an opinion of counsel to the Investor reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act or applicable state laws, as the case may be, the Company shall promptly cause clause (i) of the legend to be removed from any certificate for any Common Shares to be so transferred and clause (ii) of the legend shall be removed upon the expiration of such transfer and other restrictions set forth in this Agreement. The Investor acknowledges that the Common Shares have not been registered under the Securities Act or under any state securities laws and agrees that it shall not sell or otherwise dispose of any of the Common Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws.

3.13 Registration Rights

(a) Registration.

(i) Subject to the terms and conditions of the Transaction Documents, the Company covenants and agrees that as promptly as practicable after (and in any event no more than fifteen (15) days after) the Lockup Termination Date (the “Filing Deadline”), the Company shall have prepared and filed with the SEC one or more Shelf Registration Statements covering the resale of all of the Registrable Securities (or, if permitted by the rules of the SEC, otherwise designated an existing Shelf Registration Statement filed with the SEC to cover such Registrable Securities), and, to the extent the Shelf Registration Statement has not theretofore been declared effective or is not automatically effective upon such filing, the Company shall use reasonable best efforts to cause such Shelf Registration Statement to be declared or become effective as soon as practicable (and in any event no later than the Effectiveness Deadline) and to keep such Shelf Registration Statement continuously effective and in compliance with the Securities Act and usable for resale of such Registrable Securities for a period from the date of its initial effectiveness until the time as there are no such Registrable Securities remaining (including by refiling such Shelf Registration Statement (or a new Shelf Registration Statement) if the initial Shelf Registration Statement expires). In the event that Form S-3 is not available for the registration of the resale of Registrable Securities under this Section 3.13(a)(i), the Company shall (A) register the resale of the Registrable Securities on another appropriate form, including, without limitation, Form S-1, and (B) undertake to register the Registrable Securities on Form S-3 promptly after such form is available, provided that the Company shall maintain the effectiveness of the Shelf Registration Statement then in effect until such time as a Shelf Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

(ii) Demand Registration.

(A) The Investor shall have the right, by written notice (the “Demand Notice”) given to the Company, to request, at any time and from time to time during such periods when a Shelf Registration Statement or Shelf Registration Statements covering all of the Investor’s Registrable Securities is or are not existing and effective, that the Company register, under and in accordance with the provisions of the Securities Act, all or any portion of the Registrable Securities designated by the Investor. Upon receipt of a Demand Notice from the Investor pursuant to this Section 3.13(a)(ii), the Company shall promptly (and in any event within thirty (30) days of the date on which the Company receives such Demand Notice) file with the SEC, and the Company shall thereafter use its reasonable best efforts to cause to be declared effective as promptly as practicable, a registration statement on the appropriate form for the registration and sale as shall be selected by the Company and as shall be reasonably acceptable to the Investor registering Registrable Securities in accordance with the intended method or methods of distribution (which may be by an underwritten offering), of the total number of Registrable Securities specified by the Holders in such Demand Notice (a “Demand Registration Statement”). If the Investor registering Registrable Securities intends to distribute any Registrable Securities by means of an underwritten offering, it shall promptly so advise the Company and the Company shall take all reasonable steps to facilitate such distribution, including the actions required pursuant to Section 3.13(c). The managing underwriters in any such distribution shall be acceptable to the Investor registering Registrable Securities in such underwritten offering. Any Demand Registration Statement may, at the request of the Holders submitting the Demand Notice, be a “shelf” registration pursuant to Rule 415, if available.

(B) The Company shall use reasonable best efforts to keep each Demand Registration Statement filed pursuant to this Section 3.13(a)(ii) continuously effective and usable for the resale of the Registrable Securities covered thereby for a period of one hundred eighty (180) days from the date on which the SEC declares such Demand Registration Statement effective, as such period may be extended pursuant to this Section 3.13(a)(ii)(B). The time period for which the Company is required to maintain the effectiveness of any Demand Registration Statement shall be extended by the aggregate number of days of all suspension periods pursuant to Section 3.13(d) occurring with respect to such Demand Registration Statement.

(C) The Company shall be entitled to suspend the use of any effective Registration Statement under this Section 3.13(a)(ii) under the circumstances set forth in Section 3.13(d).

(D) For the avoidance of doubt, the rights provided pursuant to this Section 3.13(a)(ii) shall not be exercisable until the Effectiveness Deadline.

(iii) Any registration pursuant to this Section 3.13(a) shall be effected by means of a shelf registration under the Securities Act (a “Shelf Registration Statement”) in accordance with the methods and distribution set forth in the Shelf Registration Statement and Rule 415. If the Investor or any other holder of Registrable Securities to whom the registration rights conferred by the Transaction Documents have been transferred in compliance with the Transaction Documents intends to distribute any Registrable Securities by means of an underwritten offering it shall promptly so advise the Company and the Company shall take all reasonable steps to facilitate such distribution, including the actions required pursuant to Section 3.13(c). The lead underwriters in any such distribution shall be selected by the holders of a majority of the Registrable Securities to be distributed.

(iv) If the Company proposes to register any of its securities, whether or not for its own account (including, without limitation, pursuant to the exercise of any demand registration rights pursuant to Section 3.13(a)(ii)), other than a registration pursuant to Section 3.13(a)(i) or a Special Registration, and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company shall give prompt written notice to the Investor and all other Holders of its intention to effect such a registration (but in no event less than ten (10) Business Days prior to the anticipated filing date) and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) Business Days after the date of the Company’s notice (a “Piggyback Registration”). Any such person that has made such a written request may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter, if any, on or before the fifth Business Day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 3.13(a)(iv) prior to the effectiveness of such registration, whether or not the Investor or any other Holders have elected to include Registrable Securities in such registration.

(v) If the registration referred to in Section 3.13(a)(iv) is proposed to be underwritten, the Company shall so advise the Investor and all other Holders as a part of the written notice given pursuant to Section 3.13(a)(iv). In such event, the right of the Investor and all other Holders to registration pursuant to this Section 3.13(a) shall be conditioned upon such persons’ participation in such underwriting and the inclusion of such persons’ Registrable Securities in the underwriting, and each such person shall (together with the Company and the other persons distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. If any participating person disapproves of the terms of the underwriting, such Person may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the Investor.

(vi) In the event (x) that Investor 2 or any of the Additional Investors exercises “piggyback” registration rights under the Investor 2 Investment Agreement or the Additional Agreements in connection with the Investor’s exercise of its demand registration rights pursuant to Section 3.13(a)(ii), (y) that the Company grants “piggyback” registration rights to one or more third parties to include their securities in an underwritten offering under the Shelf Registration Statement pursuant to Section 3.13(a)(i) or (z) that a Piggyback Registration under Section 3.13(a)(iv) relates to an underwritten offering, and in any such case the managing underwriters advise the Company that in their reasonable opinion the number of securities requested to be included in such offering exceeds the number which can be sold without adversely affecting the marketability of such offering (including an adverse effect on the per share offering price), the Company shall include in such registration or prospectus only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities shall be so included in the following order of priority: (1) first, solely in the case of a Piggyback Registration under Section 3.13(a)(iv) relating to a primary offering on behalf of the Company, any securities the Company proposes to sell for its own account, (2) second, Common Stock and other securities of the Company held by the Treasury, (3) third, Registrable Securities of the Holders and all other holders who have requested registration of Registrable Securities pursuant to the Investor 2 Investment Agreement or the Additional Agreements, Section 3.13(a)(i) or Section 3.13(a)(iv), as applicable, pro rata on the basis of the aggregate number of such securities or shares owned by each such person and (4) fourth, any other securities of the Company that have been requested to be so included, subject to the terms of the Transaction Documents.

(b) Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance hereunder shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder shall be borne by the Holders selling in such registration pro rata on the basis of the aggregate number of securities or shares being sold.

(c) Obligations of the Company. The Company shall use its reasonable best efforts for so long as there are Registrable Securities outstanding, to take such actions as are under its control to not become an ineligible issuer (as defined in Rule 405 under the Securities Act). In addition, whenever required to effect the registration of any Registrable Securities or facilitate the distribution of Registrable Securities pursuant to an effective Shelf Registration Statement, the Company shall, as expeditiously as reasonably practicable:

(i) file a final prospectus with the SEC, as required by Rule 424(b) under the Securities Act;

(ii) provide to each Holder a copy of any disclosure regarding the plan of distribution of the selling Holders, in each case, with respect to such Holder, at least three (3) Business Days in advance of any filing with the SEC of any registration statement or any amendment or supplement thereto that includes such information;

(iii) prepare and file with the SEC a prospectus supplement with respect to a proposed offering of Registrable Securities pursuant to an effective registration statement and, subject to this Section 3.13(c), keep such registration statement effective or such prospectus supplement current;

(iv) prepare and file with the SEC such amendments and supplements to the applicable registration statement and the prospectus or prospectus supplement used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(v) furnish to the Holders and any underwriters such number of correct and complete copies of the applicable registration statement and each such amendment and supplement thereto (including in each case all exhibits) and of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned or to be distributed by them;

(vi) use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders or any managing underwriter(s), to keep such registration or qualification in effect for so long as such registration statement remains in effect, and to take any other action which may be reasonably necessary to enable such seller to consummate the disposition in such jurisdictions of the securities owned by such Holder; provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(vii) notify each Holder of Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the applicable prospectus, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (which notice shall not contain any material non-public information);

(viii) give prompt written notice to the Holders (which notice shall not contain any material, non-public information):

(A) when any registration statement filed pursuant to Section 3.13(a) or any amendment thereto has been filed with the SEC (except for any amendment effected by the filing of a document with the SEC pursuant to the Exchange Act) and when such registration statement or any post-effective amendment thereto has become effective;

(B) of any request by the SEC for amendments or supplements to any registration statement or the prospectus included therein or for additional information;

(C) of the issuance by the SEC of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose;

(D) of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of the Common Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(E) of the happening of any event that requires the Company to make changes in any effective registration statement or the prospectus related to the registration statement in order to make the statements therein not misleading (which notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made); and

(F) if at any time the representations and warranties of the Company contained in any underwriting agreement contemplated by Section 3.13(c)(xi) cease to be true and correct.

(ix) use its reasonable best efforts to prevent the issuance or obtain the withdrawal of any order suspending the effectiveness of any registration statement referred to in Section 3.13(c)(vii)(C) at the earliest practicable time;

(x) upon the occurrence of any event contemplated by Section 3.13(c)(vi) or 3.13(c)(vii)(E) and subject to the Company’s rights under Section 3.13(d), the Company shall promptly prepare a post-effective amendment to such registration statement or a supplement to the related prospectus or file any other required document so that, as thereafter delivered to the Holders and any underwriters, the prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(xi) use reasonable best efforts to procure the cooperation of the Company’s transfer agent in settling any offering or sale of Registrable Securities;

(xii) in the event of an underwritten offering pursuant to Section 3.13(a)(i) or Section 3.13(a)(iv), enter into an underwriting agreement in customary form, scope and substance and take all such other actions reasonably requested by the Holders of a majority of the Registrable Securities being sold in connection therewith or by the managing underwriter(s), if any, to expedite or facilitate the underwritten disposition of such Registrable Securities, and in connection therewith in any underwritten offering (including making members of management and executives of the Company available to participate in “road shows,” similar sales events and other marketing activities), (A) make such representations and warranties to the Holders that are selling shareholders and the managing underwriter(s), if any, with respect to the business of the Company and the Company Subsidiaries, and the Shelf Registration Statement, prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in customary form, substance and scope, and, if true, confirm the same if and when requested, (B) use its reasonable best efforts to furnish the underwriters with opinions of counsel to the Company, addressed to the managing underwriter(s), if any, covering the matters customarily covered in such opinions requested in underwritten offerings, (C) use its reasonable best efforts to obtain “cold comfort” letters from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accounts of any business acquired by the Company for which financial statements and financial data are included in the applicable registration statement) who have certified the financial statements included in such registration statement, addressed to each of the managing underwriter(s), if any, such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters, (D) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures customary in underwritten offerings, and (E) deliver such documents and certificates as may be reasonably requested by the Holders of a majority of the Registrable Securities being sold in connection therewith, their counsel and the managing underwriter(s), if any, to evidence the continued validity of the representations and warranties made pursuant to clause (A) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company;

(xiii) make available for inspection by a representative of Holders that are selling shareholders, the managing underwriter(s), if any, and any attorneys or accountants retained by such Holders or managing underwriter(s), at the offices where normally kept, during reasonable business hours, financial and other records, pertinent corporate documents and properties of the Company, and cause the officers, directors and employees of the Company to supply all information, in each case, reasonably requested by any such representative, managing underwriter(s), attorney or accountant in connection with such Shelf Registration Statement;

(xiv) cause all such Registrable Securities to be listed on each securities exchange on which the same class of securities issued by the Company are then listed or, if the same class of securities is not then listed on any securities exchange, use its reasonable best efforts to cause all such Registrable Securities of such class to be listed on NASDAQ;

(xv) if requested by Holders of a majority of the Registrable Securities being registered and/or sold in connection therewith, or the managing underwriter(s), if any, promptly include in a prospectus supplement or amendment such information as the Holders of a majority of the Registrable Securities being registered and/or sold in connection therewith or managing underwriter(s), if any, may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such amendment as soon as practicable after the Company has received such request;

(xvi) timely provide to its security holders earnings statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and

(xvii) in the event the SEC informs the Company that all of the Registrable Securities then outstanding cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (A) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the initial registration statement as required by the SEC and/or (B) withdraw the initial registration statement and file a new registration statement, in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form S-3, Form S-1 or such other form available to the Company to register for resale the Registrable Securities as a secondary offering; provided, that prior to filing such amendment or new registration statement, the Company shall be obligated to use its reasonable best efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09. Notwithstanding any other provision of this Agreement, if any SEC guidance sets forth a limitation of the number of Registrable Securities or other securities of the Company permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the SEC for the registration of all or a greater number of Registrable Securities), the number of Registrable Securities or other shares of Common Stock to be registered on such registration statement will be reduced in accordance with the applicable provisions of this Section 3.13. In the event the Company amends the initial registration statement or files a new registration statement, as the case may be, under clauses (A) or (B) above, the Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3, Form S-1 or such other form available to the Company to register for resale those Registrable Securities that were not registered for resale on the initial registration statement, as amended, or the new registration statement.

(d) Suspension of Sales. Upon receipt of written notice from the Company that a registration statement, prospectus or prospectus supplement contains or may contain an untrue statement of a material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that circumstances exist that make inadvisable the use of such registration statement, prospectus or prospectus supplement, each Holder of Registrable Securities shall forthwith discontinue disposition of Registrable Securities pursuant to such registration statement until such Holder has received copies of a supplemented or amended prospectus or prospectus supplement, or until such Holder is advised in writing by the Company that the use of the prospectus and, if applicable, prospectus supplement may be resumed, and, if so directed by the Company, such Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the prospectus and, if applicable, prospectus supplement covering such Registrable Securities current at the time of receipt of such notice (each such suspension, a “Suspension Period”). No single Suspension Period shall exceed thirty (30) consecutive days and the aggregate of all Suspension Periods shall not exceed ninety (90) days during any twelve (12) month period.

(e) Termination of Registration Rights. A Holder’s registration rights as to any securities held by such Holder (and its Affiliates, partners, members and former members) shall not be available unless such securities are Registrable Securities.

(f) Furnishing Information.

(i) Neither the Investor nor any Holder shall use any free writing prospectus (as defined in Rule 405) in connection with the sale of Registrable Securities without the prior written consent of the Company.

(ii) It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 3.13(c) as to a selling Holder that such selling Holder, and the underwriters, if any, shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to effect the registered offering of their Registrable Securities.

(g) Indemnification.

(i) The Company agrees to indemnify each Holder and, if a Holder is a person other than an individual, such Holder’s officers, directors, employees, agents, representatives and Affiliates, and each Person, if any, that controls a Holder within the meaning of the Securities Act (each, an “Indemnitee”), against any and all Losses, joint or several, arising out of or based upon any untrue statement or alleged untrue statement of material fact contained in any registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or any documents incorporated therein by reference or contained in any free writing prospectus (as such term is defined in Rule 405) prepared by the Company or authorized by it in writing for use by such Holder (or any amendment or supplement thereto), or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company shall not be liable to such Indemnitee in any such case to the extent that any such Loss is based solely upon (i) an untrue statement or omission made in such registration statement, including any such preliminary prospectus or final prospectus contained therein or any such amendments or supplements thereto or contained in any free writing prospectus (as such term is defined in Rule 405) prepared by the Company or authorized by it in writing for use by such Holder (or any amendment or supplement thereto), in reliance upon and in conformity with information regarding such Indemnitee or its plan of distribution or ownership interests which was furnished in writing to the Company by such Indemnitee expressly for use in connection with such registration statement, including any such preliminary prospectus or final prospectus contained therein or any such amendments or supplements thereto, or (ii) offers or sales effected by or on behalf such Indemnitee “by means of” (as defined in Rule 159A) a “free writing prospectus” (as defined in Rule 405) that was not authorized in writing by the Company. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnitee and shall survive the transfer of the Registrable Securities by the Holders.

(ii) If any proceeding shall be brought or asserted against any Indemnitee, such Indemnitee shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnitee and the payment of all reasonable fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnitee to give such notice shall not relieve the Company of its obligations or liabilities pursuant to this Agreement, except to the extent that it shall be finally determined by a court of competent jurisdiction that such failure shall have materially and adversely prejudiced the Company. An Indemnitee shall have the right to employ separate counsel in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee or Indemnitees unless: (1) the Company has agreed in writing to pay such fees and expenses; (2) the Company shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnitee in any such proceeding; or (3) the named parties to any such proceeding (including any impleaded parties) include both such Indemnitee and the Company, and such Indemnitee shall have been advised by counsel that a conflict of interest exists if the same counsel were to represent such Indemnitee and the Company; provided, that the Company shall not be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnitees. The Company shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. The Company shall not, without the prior written consent of the Indemnitee, effect any settlement of any pending proceeding in respect of which any Indemnitee is a party, unless such settlement includes an unconditional release of such Indemnitee from all liability on claims that are the subject matter of such proceeding. Subject to the terms of this Agreement, all fees and expenses of the Indemnitee (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such proceeding in a manner not inconsistent with this Section 3.13(g)(ii)) shall be paid to the Indemnitee, as incurred, within thirty (30) days of written notice thereof to the Company; provided, that the Indemnitee shall promptly reimburse the Company for that portion of such fees and expenses applicable to such actions for which such Indemnitee is finally judicially determined to not be entitled to indemnification hereunder). The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the Indemnitee under this Section 3.13(g), except to the extent that the Company is materially and adversely prejudiced in its ability to defend such action.

(iii) If the indemnification provided for in Section 3.13(g)(i) is unavailable to an Indemnitee with respect to any Losses or is insufficient to hold the Indemnitee harmless as contemplated therein, then the Company, in lieu of indemnifying such Indemnitee, shall contribute to the amount paid or payable by such Indemnitee as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnitee, on the one hand, and the Company, on the other hand, in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and of the Indemnitee, on the other hand, shall be determined by reference to, among other factors, whether the untrue statement of a material fact or omission to state a material fact relates to information supplied by the Company or by the Indemnitee and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; the Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Section 3.13(g)(iii) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.13(g)(i). No Indemnitee guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from the Company if the Company was not guilty of such fraudulent misrepresentation.

(iv) The indemnity and contribution agreements contained in this Section 3.13(g) are in addition to any liability that the Company may have to the Indemnitees and are not in diminution or limitation of the indemnification provisions under Article 5 of this Agreement.

(h) Assignment of Registration Rights. The rights of the Investor to registration of Registrable Securities pursuant to Section 3.13(a) may be assigned by the Investor to a transferee or assignee of Registrable Securities to which (i) there is transferred to such transferee no less than $10,000,000 in Registrable Securities and (ii) such transfer is permitted under the terms hereof; provided, however, that the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the number and type of Registrable Securities that are being assigned.

(i) Holdback. With respect to any underwritten offering of Registrable Securities by the Investor or other Holders pursuant to this Section 3.13, the Company agrees not to effect (other than pursuant to such registration or pursuant to a Special Registration) any public sale or distribution, or to file any registration statement (other than such registration or a Special Registration) covering any of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the period not to exceed ten (10) days prior and ninety (90) days following the effective date of such offering as may be requested by the managing underwriter. The Company also agrees to cause each of its directors and senior executive officers to execute and deliver customary lockup agreements in such form and for such time period up to ninety (90) days as may be requested by the managing underwriter. “Special Registration” means the registration of (i) equity securities and/or options or other rights in respect thereof solely registered on Form S-4 or Form S-8 (or successor form) or (ii) shares of equity securities and/or options or other rights in respect thereof to be offered to directors, members of management, employees, consultants, customers, lenders or vendors of the Company or the Company Subsidiaries or in connection with dividend reinvestment plans.

(j) Rule 144; Rule 144A Reporting. With a view to making available to the Investor and Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its reasonable best efforts to:

(i) make and keep adequate current public information with respect to the Company available, as those terms are understood and defined in Rule 144(c)(1) or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of this Agreement;

(ii) so long as the Investor or a Holder owns any Registrable Securities, furnish to the Investor or such Holder forthwith upon request: (A) a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act, and of the Exchange Act; (B) a copy of the most recent annual or quarterly report of the Company; and (C) such other reports and documents as the Investor or Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration; and

(iii) to take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act.

(k) As used in this Section 3.13, the following terms shall have the following respective meanings:

(i) “Effective Date” means the date that the Shelf Registration Statement filed pursuant to Section 3.13(a)(i) is first declared effective by the SEC.

(ii) “Effectiveness Deadline” means, with respect to the initial Shelf Registration Statement required to be filed pursuant to Section 3.13(a)(i), the earlier of (i) the 60th calendar day following the Filing Deadline and (ii) the 5th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Shelf Registration Statement will not be “reviewed” or will not be subject to further review; provided, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business.

(iii) “Holder” means the Investor and any other holder of Registrable Securities to whom the registration rights conferred by the Transaction Documents have been transferred in compliance with Section 3.13(h) hereof.

(iv) “Holders’ Counsel” means one counsel for the selling Holders chosen by Holders holding a majority interest in the Registrable Securities being registered.

(v) “Register,” “ registered” and “registration” shall refer to a registration effected by preparing and (A) filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of effectiveness of such registration statement or (B) filing a prospectus and/or prospectus supplement in respect of an appropriate effective registration statement.

(vi) “Registrable Securities” means (A) all Common Stock held by the Holders from time to time and (B) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in clause (A) by way of conversion, exercise or exchange thereof or stock dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization, provided that, once issued, such securities shall not be Registrable Securities when (1) they are sold pursuant to an effective registration statement under the Securities Act, (2) they may be sold pursuant to Rule 144 without limitation thereunder on volume or manner of sale and without the requirement for the Company to be in compliance with the current public information required under Rule 144(e)(1) (or Rule 144(i)(2), if applicable), (3) they shall have ceased to be outstanding or (4) they have been sold in a private transaction in which the transferor’s rights under the Transaction Documents are not assigned to the transferee of the securities. No Registrable Securities may be registered under more than one registration statement at one time.

(vii) “Registration Expenses” means all expenses incurred by the Company in effecting any registration pursuant to this Agreement (whether or not any registration or prospectus becomes effective or final) or otherwise complying with its obligations under this Section 3.13, including, without limitation, all registration, filing and listing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, expenses incurred in connection with any “road show,” the reasonable fees and disbursements of Holders’ Counsel, and expenses of the Company’s independent accountants in connection with any regular or special reviews or audits incident to or required by any such registration, but shall not include Selling Expenses and the compensation of regular employees of the Company, which shall be paid in any event by the Company.

(viii) “Rule 158,” “Rule 159A,” “Rule 405” and “Rule 415” mean, in each case, such rule promulgated under the Securities Act (or any successor provision), as the same shall be amended from time to time.

(ix) “SEC Guidance” means (i) any publicly-available written or oral guidance, comments, requirements or requests of the SEC staff and (ii) the Securities Act.

(x) “Selling Expenses” means all discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (other than the fees and disbursements of Holders’ Counsel included in Registration Expenses).

(l) At any time, any holder of Registrable Securities (including any Holder) may elect to forfeit its rights set forth in this Section 3.13 from that date forward; provided, that a Holder forfeiting such rights shall nonetheless be entitled to participate under Sections 3.13(a)(iv) through (vi) in any Pending Underwritten Offering to the same extent that such Holder would have been entitled to if the holder had not withdrawn; and provided, further, that no such forfeiture shall terminate a Holder’s rights or obligations under Section 3.13(g) with respect to any prior registration or Pending Underwritten Offering. “Pending Underwritten Offering” means, with respect to any Holder forfeiting its rights pursuant to this Section 3.13(l), any underwritten offering of Registrable Securities in which such Holder has advised the Company of its intent to register its Registrable Securities either pursuant to Section 3.13(a)(i) or 3.13(a)(iv) prior to the date of such Holder’s forfeiture.

3.14 Warrant Offering. As promptly as practicable following the Closing, but no sooner than January 1, 2012, and subject to compliance with all applicable Law, including the Securities Act, the Company shall distribute to each holder of record of Common Stock as of the close of business on the Business Day immediately preceding the Closing Date, non-transferable warrants (the “Warrants”) to purchase from the Company one share of Common Stock for each four shares of Common Stock held of record as of the close of business on the Business Day immediately preceding the Closing Date at a per share purchase price equal to the price per Common Share paid by the Investor under this Agreement; provided that no such holder shall thereby exceed, together with any other Person with whom such holder may be aggregated under applicable Law, 4.99% beneficial ownership of the Company’s equity securities. No Warrant will be issued with respect to any holdings or increment of holdings of less than four shares of Common Stock. The transactions described in this Section 3.14, including the purchase and sale of Common Shares upon the exercise of Warrants, shall be referred to in this Agreement as the “Warrant Offering.” Each Warrant shall be exercisable for thirty (30) days after the later of its date of issuance or the effective date of the registration statement related to the Warrant Offering.

3.15 Certain Other Transactions

(a) Prior to the Closing, notwithstanding anything in the Transaction Documents to the contrary, the Company shall not directly or indirectly effect or cause to be effected any transaction with a third party that would reasonably be expected to result in a Change in Control unless such third party shall have provided prior assurance in writing to the Investor (in a form reasonably satisfactory to the Investor) that the terms of the Transaction Documents shall be fully performed (i) by the Company or (ii) by such third party if it is the successor of the Company or if the Company is its direct or indirect Subsidiary. For the avoidance of doubt, it is understood and agreed that, in the event that a Change in Control occurs on or prior to the Closing, the Investor shall maintain the right under the Transaction Documents to acquire, pursuant to the terms and conditions of the Transaction Documents, the Common Stock (or such other securities or property (including cash) into which the Common Stock may have become exchangeable as a result of such Change in Control), as if the Closing had occurred immediately prior to such Change in Control.

(b) In the event that, at or prior to the Closing, (i) the number of shares of Common Stock or securities convertible or exchangeable into or exercisable for shares of Common Stock issued and outstanding is changed as a result of any reclassification, stock split (including reverse split), stock dividend or distribution (including any dividend or distribution of securities convertible or exchangeable into or exercisable for shares of Common Stock), merger, tender or exchange offer or other similar transaction or (ii) the Company fixes a record date that is at or prior to the Closing Date for the payment of any non-stock dividend or distribution on the Common Stock other than any ordinary cash dividends, then the number of Common Shares to be issued to the Investor at the Closing under the Transaction Documents, together with the applicable implied per share price (and the number of shares and per share price pursuant to the Warrant Offering), shall be equitably adjusted and/or the shares of Common Stock to be issued to the Investor at the applicable Closing under the Transaction Documents shall be equitably substituted with shares of other stock or securities or property (including cash), in each case, to provide the Investor with substantially the same economic benefit from the Transaction Documents as the Investor had prior to the applicable transaction. Notwithstanding anything in the Transaction Documents to the contrary, in no event shall the Purchase Price or any component thereof, or the aggregate percentage of shares to be purchased by the Investor, be changed by the foregoing.

(c) Notwithstanding anything in the foregoing, the provisions of this Section 3.15 shall not be implicated by (i) the transactions contemplated by the Transaction Documents or (ii) any issuances of options, restricted stock units or other equity-based awards granted to newly-appointed directors, employees or consultants of the Company at or around the same time as the transactions contemplated by the Transaction Documents to such Persons, including upon exercise of any such options.

3.16 Transfer Restrictions.

(a) Except as otherwise permitted in this Agreement, for the period from the Closing Date until the Lockup Termination Date, the Investor will not transfer, sell, assign or otherwise dispose of (“Transfer”) any Common Shares, and after such period the Investor may Transfer the Common Shares (1) only in a privately negotiated transaction to any person or group of persons that would not acquire pursuant to such Transfer beneficial ownership of Capital Stock of the Company in violation of the passivity or anti-association commitments described on Exhibit B or (2) into the public market (in a registered public offering, pursuant to Rule 144 under the Securities Act or otherwise, including through any broker, dealer or underwriter, acting in a capacity as such, that purchases Common Shares for distribution) provided that the Investor does not knowingly (without, however, imposing a duty of inquiry on the Investor) effect any public market sale or transfer that would result in beneficial ownership of Capital Stock of the Company in violation of Section 3.6(b).

(b) Permitted Transfers. Notwithstanding Section 3.16(a), the Investor shall be permitted to Transfer any portion or all of its Common Shares acquired pursuant to this Agreement at any time under the following circumstances:

(i) Transfers to (A) any Affiliate of the Investor (any such transferee shall be included in the term “Investor”) or (B) any direct or indirect general or limited partner, member, manager, stockholder, or equity holder of such Investor, but in each case only if the transferee agrees in writing for the benefit of the Company to be bound by the terms of this Agreement; and

(ii) Transfers pursuant to a merger, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction that has, without the participation of the Investor, resulted in a Change in Control.

Other than pursuant to a transaction contemplated by Section 3.16(b)(ii) above, the Investor agrees that it will not Transfer any interest in any transferee pursuant to this Section 3.16(b) unless (x) prior thereto the Common Shares held by it are transferred to the Investor or to one or more of the permitted transferees pursuant to this Section 3.16(b) and/or (y) such transferee remains a person to which the Investor is permitted to transfer any portion or all of its Common Shares under Section 3.16(b)(i) following such Transfer. Any such Transfer pursuant to clause (i) of this Section 3.16(b) shall be void unless each transferee shall agree that prior to such time as it ceases to be a Person to which the Investor is permitted to Transfer any portion or all of its Common Shares under clause (i) of this Section 3.16(b), it shall Transfer the Common Shares it holds to the Investor or one or more permitted transferees of the Investor pursuant to this Section 3.16(b).

3.17 Exchange Listing. The Company shall use its reasonable best efforts to cause the Common Shares to be issued pursuant to this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance, as promptly as possible and in any event prior to the Closing.

3.18 Continued Listing Authorization. The Company shall take all steps necessary to prevent the Common Shares from being delisted from NASDAQ, including, without limitation, effecting a reverse stock split of the Common Stock, if necessary, to comply with NASDAQ Listing Rule 5450(a)(1).

3.19 Rights Plan. As soon as practicable but in any event within 30 days after the date hereof, the Company shall have (i) implemented and put into effect the Rights Plan, and the related rights shall have been issued to shareholders of the Company and (ii) the Company shall have caused the rights agent under the Rights Plan to have executed and delivered to the Company the amendment to the Rights Plan in the form set forth on Section 2.2(jj) of the Disclosure Schedule. For the avoidance of doubt, each of the Investors shall receive the preferred share purchase rights issuable under the Rights Plan with respect to the Common Shares purchased pursuant to this Agreement and the Additional Agreements on the Closing Date.

3.20 Cooperation on Tax Matters. During the period between the date hereof and the Closing Date, the Company shall consult with the Investor regarding any significant transactions or Tax Return positions reasonably expected to materially increase or affect the Company’s net operating losses or capital losses for any taxable year or period and shall, in the Company’s reasonable discretion, take account of Investor’s views on such matters to the extent reasonably feasible.

3.21 Other Private Placements. Notwithstanding anything to the contrary in the Transaction Documents, the Company shall not, and shall cause the Company Subsidiaries not to, take any action (including any redemption, repurchase, or recapitalization of Common Stock, or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock in each case, where the Investor is not given the right to participate in such redemption, repurchase or recapitalization to the extent of the Investor’s pro rata proportion), that would cause any Additional Investor’s or any other Person’s ownership of Voting Securities (together with the ownership by the Investor’s or other Person’s Affiliates (as such term is used under the BHC Act) of Voting Securities) to increase above 4.9%.

3.22 Amendment to the Articles of Incorporation. Immediately following the consummation of the Closing, the Company shall cause Granite to file with the Secretary of State of the State of Delaware a certificate of merger in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”) and executed in accordance with the relevant provisions of the DGCL and to make all other filings or recordings required under the DGCL to effectuate the Granite Merger.

3.23 Preservation of Tax Benefits. Until the first day of a taxable year of the Company as to which the Board of Directors determines that no Tax Benefit of the Company, or any direct or indirect subsidiary thereof, may be carried forward, the Company shall not take any action with respect to its stock or any “options” (within the meaning of Section 1.382-4(d) of the Treasury Regulations) to acquire its stock following the Closing, unless the Company shall have first received an unqualified opinion (based on reasonable assumptions and factual representations) of nationally recognized tax counsel or a private letter ruling from the Internal Revenue Service, in either case to the effect that such action would not cause an “ownership change” of the Company (within the meaning of Section 382(g) of the Code and applicable Treasury Regulations), taking into account the maximum reasonably expected effect of the exercise of any outstanding “options” (as defined above).

3.24 D&O Insurance. The Company shall purchase on commercially reasonable terms by the Closing Date or maintain the existing D&O Insurance in force, and maintain for such periods as the Board of Directors shall in good faith determine (provided that such period shall not be less than six (6) years following cessation of service), at its expense, insurance from a nationally recognized insurance company in an amount to be determined in good faith by the Board of Directors to be appropriate (provided, that such amount shall not be lower than $25,000,000 unless otherwise agreed by the Investor), on behalf of any person who after the Closing is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another person, including any direct or indirect Subsidiary of the Company, against any expense, liability of loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, subject to customary exclusions.

3.25 Granite Merger. From the date of this Agreement until the earlier of the Closing Date or the date this Agreement is terminated:

(a) the Company shall keep the Investor reasonably informed as to the status of the transactions contemplated by the Merger Agreement, including, without limitation, promptly informing the Investor of (i) any notices delivered by either party thereunder, (ii) any proposed amendment to or waiver thereunder, (iii) any material communications between a party thereunder or any of its Affiliates, on the one hand, and the other party thereunder or any of its Affiliates, on the other hand, (iv) any purported satisfaction of a condition to closing specified in the Merger Agreement and (v) any knowledge of the Company of any action or proceeding threatened, instituted or pending relating to the transactions contemplated thereby; and

(b) the Company shall not take or permit any of its Affiliates to take any action that is reasonably likely to prevent or delay the consummation of the Merger Agreement or the other transactions contemplated by thereby. In furtherance and not in limitation of the foregoing, the Company shall (x) not consent to any request by Granite for approval to take any action, or waive Granite’s or its Affiliates’ failure to perform any obligation under the Merger Agreement without the Investors’ prior written consent, not to be unreasonably withheld, delayed or conditioned, (y) not make or consent to any amendment, supplement, modification or waiver to the Merger Agreement without the Investors’ prior written consent, not to be unreasonably withheld, delayed or conditioned and (z) provide the Investor with any amendments, modifications, or supplements to the Merger Agreement and all schedules, annexes and exhibits thereto.

ARTICLE 4

TERMINATION

4.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by mutual written agreement of the Company and the Investor;

(b) by any party, upon written notice to the other parties, in the event that the Closing does not occur on or before October 31, 2011; provided, however, that the right to terminate this Agreement pursuant to this Section 4.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by the Investor, upon written notice to the Company, if (i) there has been a breach of any representation, warranty, covenant or agreement made by this Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that a closing condition in Section 1.2(c) would not be satisfied and (ii) such breach or condition is not curable or, if curable, is not cured within 15 days after the Company’s receipt of written notice of such breach from the Investor, provided that this Section 4.1(c) shall only apply if the Investor is not in material breach of any of the terms of this Agreement;

(d) by the Company, upon written notice to the Investor, if (i) there has been a breach of any representation, warranty, covenant or agreement made by the Investor in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that a closing condition in Section 1.2(c)(i) or (iii) would not be satisfied and (ii) such breach or condition is not curable or, if curable, is not cured within 15 days after the Investor’s receipt of written notice of such breach from the Company; provided that this Section 4.1(d) shall only apply if the Company is not in material breach of any of the terms of this Agreement;

(e) by any party, upon written notice to the other parties, in the event that any Governmental Entity shall have issued any order, decree or injunction or taken any other action restraining, enjoining or prohibiting any of the transactions contemplated by this Agreement, and such order, decree, injunction or other action shall have become final and nonappealable;

(f) by the Investor, upon written notice to the Company, if the Investor or any of its Affiliates receives written notice from or is otherwise advised by, the Federal Reserve that the Federal Reserve will not grant (or intends to rescind or revoke if previously granted) any of the written confirmations or determinations referred to in Section 1.2(c)(ii)(E);

(g) by the Company, upon written notice to the Investor, if the Company receives written notice from or is otherwise advised by the Federal Reserve that the Federal Reserve will not grant (or intends to rescind or revoke if previously granted) any of the written confirmations or determinations referred to in Section 1.2(c)(ii)(E);

(h) by the Investor, upon written notice to the Company, if (i) a Change in Company Recommendation has occurred pursuant to Section 3.3(e) or (ii) the Company has accepted, or entered into any agreement with respect to a Change in Control of the Company, other than in connection with the transactions contemplated by the Transaction Documents; or

(i) by the Investor, if the Merger Agreement has been terminated.

4.2 Effects of Termination. In the event of any termination of this Agreement as provided in Section 4.1, this Agreement (other than Section 3.3(b), this Article 4 and Article 6 of this Agreement, which shall remain in full force and effect) shall forthwith become wholly void and of no further force and effect; provided that nothing herein shall relieve any party from liability for fraud or willful breach of this Agreement.

4.3 Termination Fee; Expense Reimbursement upon Termination.

(a) In the event this Agreement is terminated by the Investor pursuant to Section 4.1(h)(i), then the Company shall, within one Business Day after such termination, pay to the Investor in immediately available funds a termination fee in the amount of $3,875,000.

(b) In the event this Agreement is terminated by the Investor pursuant to Section 4.1(h)(ii) and the Company consummates a Change in Control within two years following the Investor’s termination pursuant to Section 4.1(h)(ii), then, within one (1) Business Day of the consummation of such Change in Control, the Company shall pay the Investor in immediately available funds a termination fee in the amount of $3,875,000.

(c) If the Merger Agreement is terminated and thereafter the Company receives the “Expense Reimbursement” as such term is defined in the Merger Agreement, then the Company shall pay to the Investor a proportionate share of the Expense Reimbursement equal to the percentage of outstanding shares of Common Stock that would have been owned by the Investor on a Pro Rata Basis immediately after giving effect to the consummation of the transactions contemplated under the Transaction Documents.

ARTICLE 5

INDEMNITY

5.1 Indemnification by the Company.

(a) After the Closing, and subject to Sections 5.1(b), 5.3 and 5.4, the Company shall indemnify, defend and hold harmless to the fullest extent permitted by Law the Investor and its Affiliates, and their successors and assigns, officers, directors, partners, members and employees, as applicable, (the “Investor Indemnified Parties”) against, and reimburse any of the Investor Indemnified Parties for, all Losses that any of the Investor Indemnified Parties may at any time suffer or incur, or become subject to, as a result of or in connection with (1) the inaccuracy or breach of any representation or warranty made by the Company in this Agreement or any certificate delivered pursuant hereto, (2) any breach or failure by the Company to perform any of its covenants or agreements contained in this Agreement and (3) any action, suit, claim, proceeding or investigation by any shareholder of the Company or any other Person (other than the Investor or any Investor Indemnified Party) relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby, including the Investment, the Other Private Placements, Merger Agreement and the TARP Exchange.

(b) Notwithstanding anything to the contrary contained herein, the Company shall not be required to indemnify, defend or hold harmless any of the Investor Indemnified Parties against, or reimburse any of the Investor Indemnified Parties for, any Losses pursuant to Section 5.1(a)(1) (other than Losses arising out of the inaccuracy or breach of any Company Specified Representations) (i) with respect to any claim (or series of related claims arising from the same underlying facts, events or circumstances) unless such claim (or series of related claims arising from the same underlying facts, events or circumstances) involves Losses in excess of $50,000 (the “De Minimis Amount”) (nor shall any such claim or series of related claims that do not meet the De Minimis Amount be applied to or considered for purposes of calculating the aggregate amount of the Losses by any of the Investor Indemnified Parties for which the Company has responsibility under clause (ii) of this Section 5.1(b)); and (ii) until the aggregate amount of the Investor Indemnified Parties’ Losses for which the Investor Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.1(a) exceeds $1,000,000 (the “Deductible”), after which the Company shall be obligated for all of the Investor Indemnified Parties’ Losses for which the Investor Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.1(a)(1) that are in excess of the Deductible. Notwithstanding anything to the contrary contained herein, the Company shall not be required to indemnify, defend or hold harmless the Investor Indemnified Parties against, or reimburse the Investor Indemnified Parties for, any Losses pursuant to Section 5.1(a)(1) in a cumulative aggregate amount exceeding the aggregate purchase price paid by the Investor to the Company pursuant to Section 1.1 (other than Losses arising out of the inaccuracy or breach of any Company Specified Representations).

(c) For purposes of Section 5.1(a), in determining whether there has been a breach of a representation or warranty, the parties hereto shall ignore any “materiality,” “Knowledge,” “Material Adverse Effect” or similar qualifications.

5.2 Indemnification by the Investor.

(a) After the Closing, and subject to Sections 5.3 and 5.4, the Investor shall indemnify, defend and hold harmless to the fullest extent permitted by Law the Company and its Affiliates and their respective successors and assigns, officers, directors, partners, members and employees (the “Company Indemnified Parties”) against, and reimburse any of the Company Indemnified Parties for, all Losses that the Company Indemnified Parties may at any time suffer or incur, or become subject to, as a result of or in connection with (1) the inaccuracy or breach of any representation or warranty made by the Investor in this Agreement or any certificate delivered pursuant hereto or (2) any breach or failure by such Investor to perform any of its covenants or agreements contained in this Agreement.

(b) Notwithstanding anything to the contrary contained herein, the Investor shall not be required to indemnify, defend or hold harmless any of the Company Indemnified Parties against, or reimburse any of the Company Indemnified Parties for any Losses pursuant to Section 5.2(a)(1) (other than Losses arising out of the inaccuracy or breach of any Investor Specified Representations) (i) with respect to any claim (or series of related claims arising from the same underlying facts, events or circumstances) unless such claim (or series of related claims arising from the same underlying facts, events or circumstances) involves Losses in excess of the De Minimis Amount (nor shall any such claim or series of related claims that do not meet the De Minimis Amount be applied to or considered for purposes of calculating the aggregate amount of the Losses by any of the Company Indemnified Parties for which the Investor has responsibility under clause (ii) of this Section 5.2(b)); and (ii) until the aggregate amount of the Company Indemnified Parties’ Losses for which the Company Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.2(a) exceeds the Deductible, after which the Investor shall be obligated for all of the Company Indemnified Parties’ Losses for which the Company Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.2(a)(1) that are in excess of such Deductible. Notwithstanding anything to the contrary contained herein, the Investor shall not be required to indemnify, defend or hold harmless the Company Indemnified Parties against, or reimburse the Company Indemnified Parties for, any Losses pursuant to Section 5.2(a)(1) in a cumulative aggregate amount exceeding the aggregate purchase paid by the Investor to the Company pursuant to Section 1.1 hereof (other than Losses arising out of the inaccuracy or breach of any of the Investor Specified Representations).

(c) For purposes of Section 5.2(a), in determining whether there has been a breach of a representation or warranty, the parties hereto shall ignore any “materiality” or similar qualifications.

5.3 Notification of Claims.

(a) Any Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought hereunder, including any pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party) (each, a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Agreement except to the extent that the Indemnifying Party is materially prejudiced by such failure. The parties agree that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 6.1 for such representation, warranty, covenant or agreement; provided, that if, prior to such applicable date, a party hereto shall have notified the other parties hereto in accordance with the requirements of this Section 5.3(a) of a claim for indemnification under this Agreement (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Agreement notwithstanding the passing of such applicable date.

(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 5.3(a) in respect of a Third Party Claim, the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of any Third Party Claim, with its own counsel reasonably acceptable to the Indemnified Party and at its own expense. The Indemnified Party shall have the right to employ counsel on its own behalf for, and otherwise participate in the defense of, any such Third Party Claim, but the fees and expenses of its counsel will be at its own expense unless (1) the employment of counsel by the Indemnified Party at the Indemnifying Party’s expense has been authorized in writing by the Indemnifying Party, as applicable, (2) the Indemnified Party reasonably believes there may be a conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of the defense of such Third Party Claim, (3) the Indemnified Party reasonably believes there are legal defenses available to it that are different from, additional to or inconsistent with those available to the Indemnifying Party, or (4) the Indemnifying Party has not in fact employed counsel to assume the defense of such Third Party Claim within a reasonable time after receipt of notice of the commencement of such Third Party Claim, in each of which cases the fees and expenses of such Indemnified Party’s counsel shall be at the expense of the Indemnifying Party. The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives a notice from the Indemnifying Party as contemplated by the immediately preceding sentence. The Indemnified Party shall, and shall cause each of their Affiliates and Representatives to, use reasonable best efforts to cooperate with the Indemnifying Party in the defense of any Third Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise, discharge or entry of any judgment does not involve any statement, finding or admission of any fault, culpability, failure to act, violation of Law or admission of any wrongdoing by or on behalf of the Indemnified Party, and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement or judgment (unless otherwise provided in such judgment), (ii) not encumber any of the material assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement, compromise, discharge, entry of judgment (if applicable), or other resolution, a complete and unconditional release of each Indemnified Party in form and substance reasonably satisfactory to such Indemnified Party from any and all liabilities in respect of such Third Party Claim. An Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Party or admit to any liability with respect to such claim or demand without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed); provided that such consent shall not be required if the Indemnifying Party has not fulfilled any material obligations under this Section 5.3(b).

(c) In the event any Indemnifying Party receives a notice of a claim for indemnity from an Indemnified Party pursuant to Section 5.3(a) that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within twenty (20) Business Days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this Agreement. The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party.

5.4 Indemnification Payment. In the event a claim or any Action for indemnification hereunder has been finally determined, the amount of such final determination shall be paid by the Indemnifying Party to the

Indemnified Party on demand in immediately available funds; provided, however, that any reasonable and documented out-of-pocket expenses incurred by the Indemnified Party as a result of such claim or Action shall be reimbursed promptly by the Indemnifying Party upon receipt of an invoice describing such costs incurred by the Indemnified Party. A claim or an Action, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Agreement when the parties hereto have so determined by mutual agreement or, if disputed, when a final non-appealable governmental order has been entered into with respect to such claim or Action.

5.5 Exclusive Remedies. Each party hereto acknowledges and agrees that following the Closing, the indemnification provisions hereunder shall be the sole and exclusive remedies of the parties hereto for any breach of the representations, warranties or covenants contained in the this Agreement. No investigation of the Company by the Investor, or of the Investor by the Company, whether prior to or after the date of this Agreement, shall limit any Indemnified Party’s exercise of any right hereunder or be deemed to be a waiver of any such right. The parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE 6

MISCELLANEOUS

6.1 Survival. The representations and warranties of the parties hereto contained in this Agreement shall survive in full force and effect until the date that is eighteen (18) months after the Closing Date (or until final resolution of any claim or action arising from the breach of any such representation and warranty, if notice of such breach was provided prior to the end of such period), at which time they shall terminate and no claims shall be made for indemnification under Section 5.1 or Section 5.2, as applicable, for breaches of representations or warranties thereafter, except the Company Specified Representations (other than the representations and warranties made in Section 2.2(x), which shall survive until 60 days after the expiration of the applicable statute of limitations) and the Investor Specified Representations shall survive the Closing indefinitely. The covenants and agreements set forth in this Agreement shall survive until the earliest of the duration of any applicable statute of limitations or until performed or no longer operative in accordance with their respective terms.

6.2 Expenses. Other than as expressly provided elsewhere herein, all parties hereto shall be responsible for the payment of their own expenses incurred under the Transaction Documents; provided, that, in the event that the Closing is consummated, the Company shall reimburse the Investor promptly, without duplication, for all reasonable, documented out-of-pocket expenses incurred by it or on its behalf in connection with due diligence, the negotiation and preparation of this Agreement and the undertaking of the transactions contemplated hereby (including, without limitation, all fees and expenses of counsel, financial and other advisors, the filing or pursuit of any Governmental Consent requested in connection with the transaction contemplated hereby and accounting fees incurred by or on behalf of the Investor or its Affiliates in connection with the transactions contemplated hereby, costs associated with loan due diligence and all other diligence and related expenses), provided that the Company shall not be obligated to reimburse the Investor for such expenses in excess of $1,500,000 in the aggregate (the “Expense Reimbursement”).

6.3 Other Definitions. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. In addition, the following terms shall have the meanings assigned to them below:

(a) the term “Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person provided that no security holder of the Company shall be deemed to be an Affiliate of any other security holder or of the Company or any of the

Company Subsidiaries solely by reason of any investment in the Company, for purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such Person, whether through the ownership of voting securities by contract or otherwise;

(b) the term “Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other federal or state agency with authority to (i) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by the Company or (ii) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities;

(c) the term “Board of Directors” means the Board of Directors of the Company;

(d) the term “Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York or in the State of North Carolina generally are authorized or required by Law or other governmental actions to close;

(e) the term “Capital Stock” means capital stock or other type of equity interest in (as applicable) a Person;

(f) the term “Change in Control” means, with respect to the Company, the occurrence of any one of the following events; provided that the Investment, the Other Private Placements, the Granite Merger, the Merger Agreement and the other transactions contemplated hereby shall not be deemed to be a Change in Control:

(A) any Person is or becomes a beneficial owner (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), other than the Investors and their Affiliates, directly or indirectly, of twenty percent (20%) of the aggregate voting power of the Voting Securities; provided, however, that the event described in this clause (A) will not be deemed a Change in Control by virtue of any holdings or acquisitions: (i) by the Company or any of the Company Subsidiaries, (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of the Company Subsidiaries; provided that such holdings or acquisitions by any such plan (other than any plan maintained under Section 401(k) of the Code) do not exceed twenty percent (20%) of the then outstanding Voting Securities, (iii) by any underwriter temporarily holding securities pursuant to an offering of such securities or (iv) pursuant to a Non-Qualifying Transaction;

(B) the consummation of a merger, consolidation, statutory share exchange or similar transaction that requires adoption by the Company’s shareholders (a “Business Combination”), unless immediately following such Business Combination: (x) more than fifty percent (50%) of the total voting power of the corporation resulting from such Business Combination (the “Surviving Corporation”), or, if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), of one hundred percent (100%) of the voting securities eligible to elect directors of the Surviving Corporation (the “Parent Corporation”), is represented by Voting Securities that were outstanding immediately before such Business Combination (or, if applicable, is represented by shares into which such Voting Securities were converted pursuant to such Business Combination), and (y) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Continuing Directors at the time the Board of Directors approved the execution of the initial agreement providing for such Business

Combination (any Business Combination which satisfies all of the criteria specified in (x) and (y) above will be deemed a “Non-Qualifying Transaction”);

(C) the shareholders of the Company approve a plan of liquidation or dissolution of the Company or a sale of all or substantially all of the Company’s assets; or

(D) a majority of the members of the Board of Directors are not Continuing Directors; provided that the changes to the membership of the Board of Directors pursuant to Section 1.2(c)(ii)(J) herein shall not be considered a Change in Control;

(g) the term “Code” means the Internal Revenue Code of 1986, as amended;

(h) the term “Company Specified Representations” means the representations and warranties made in Section 2.2(a), Section 2.2 (c), Section 2.2(d)(i), Section 2.2(x), and Section 2.2(z);

(i) the term “Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (i) was a member of the Board of Directors on the date of this Agreement or (ii) was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such new director’s nomination or election;

(j) the term “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) Section 302 or 4068(a) of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, other than any liabilities under the Benefit Plans;

(k) the term “Disclosure Schedule” shall mean a schedule delivered, on or prior to the date of this Agreement, by (i) the Investor to the Company and (ii) the Company to the Investor setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 2.2 with respect to the Company, or in Section 2.3 with respect to the Investor, or to one or more covenants contained in Article 3;

(l) the term “Environmental Laws” means all federal, state or local laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes into the environment;

(m) the term “Event of Default” has the meaning specified in each of the indentures governing the Company’s trust preferred securities and related Company junior subordinated debentures;

(n) the term “GAAP” means United States generally accepted accounting principles and practices as in effect from time to time;

(o) the term “Governmental Consent” means any notice to, registration, declaration or filing with, exemption or review by, or authorization, order, consent or approval of, any Governmental Entity, or the expiration or termination of any statutory waiting periods;

(p) the term “Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, and any applicable industry self-regulatory organization or securities exchange;

(q) the term “Hazardous Substance” means any substance that is regulated pursuant to any Environmental Law including any waste, petroleum products, asbestos, mold and lead products;

(r) the term “Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by the Bank, including the Federal Housing Administration, the United States Department of

Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral;

(s) the term “Investor Designated Director” means Scott Kauffman or such other individual and such successor as the Investor shall designate as provided herein;

(t) the term “Investor Specified Representations” means the representations and warranties made in Section 2.3(b)(i) and Section 2.3(e);

(u) the term “Knowledge” of the Company and words of similar import means the knowledge of any directors, executives or other employees of the Company listed on Schedule I hereto;

(v) the term “Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased or serviced by the Bank or a security backed by or representing an interest in any such mortgage loan;

(w) the term “Lockup Termination Date” means the earlier of:

(i) the nine-month anniversary of the Closing Date;

(ii) the date on which the Investor owns in aggregate with its Affiliates less than five percent (5%) of the outstanding shares of Common stock (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Company’s capitalization);

(iii) the date on which any Person commences a bona fide public tender or exchange offer which, if consummated, would result in a Change in Control;

(iv) the public announcement (including a public filing) by the Company that it is “for sale” in a transaction that would result in a Change in Control; and

(v) the execution by the Company of a definitive agreement which, if consummated, would result in a Change in Control;

(x) the term “Losses” means any and all losses, damages, reasonable costs, reasonable expenses (including reasonable attorneys; fees and disbursements), liabilities, settlement payments, awards, judgments, fines, obligations, claims, and deficiencies of any kind, excluding special, consequential, exemplary and punitive damages;

(y) the term “Non-Performing Assets” means (i) non-accrual loans, (ii) accruing loans that are ninety (90) days or more delinquent and (iii) other real estate owned (OREO) assets, taking into account, with respect to the assets of Granite, the affect of purchase accounting on such assets in connection with the Merger;

(z) the term “Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Entity or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity;

(aa) the term “Proxy Statement” means a proxy statement of the Company related to the Shareholder Proposals;

(bb) the term “Rule 144” means such rule promulgated under the Securities Act (or any successor provision), as the same shall be amended from time to time;

(cc) the term “Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other entity (x) of which such Person or a Subsidiary of such Person is a general partner or (y) of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is directly or indirectly owned by such Person and/or one or more Subsidiaries thereof;

(dd) the term “Tax” or “Taxes” means all United States federal, state, local or foreign income, profits, estimated, gross receipts, windfall profits, severance, property, intangible property, occupation, production, sales, use, license, excise, emergency excise, franchise, capital gains, capital stock, employment, withholding, transfer, stamp, payroll, goods and services, value added, alternative or add-on minimum tax, or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines, related liabilities or additions to tax that may become payable in respect thereof imposed by any Governmental Entity, whether or not disputed;

(ee) the term “Tax Benefit” means net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any potential loss or deduction attributable to an existing “net unrealized built-in loss” within the meaning of Section 382 of the Code.

(ff) the term “Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim or refund, amended return and declaration of estimated Tax;

(gg) the term “Transaction Documents” means this Agreement, the Merger Agreement, the Investor 2 Agreement, the Additional Agreements, the Exchange Agreement, the Bank Subordinated Debt Settlement and Preferred Stock Repurchase Agreement and the Equity Commitment Letter, as the same may be amended or modified from time to time;

(hh) the term “Voting Securities” means at any time shares of any class of Capital Stock of the Company that are then entitled to vote generally in the election of directors;

(ii) the word “or” is not exclusive;

(jj) the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;

(kk) the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision; and

(ll) all article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit and schedule references not attributed to a particular document shall be references to such exhibits and schedules to this Agreement.

6.4 Amendment and Waivers. The conditions to each party’s obligation to consummate the Closing are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by Law. No amendment or waiver of any provision of this Agreement will be effective against any party hereto unless it is in a writing signed by a duly authorized officer of such party.

6.5 Counterparts and Facsimile. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Agreement may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

6.6 Governing Law. This Agreement will be governed by and construed in accordance with the Laws of the State of New York applicable to contracts made and to be performed entirely within such State.

6.7 Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York sitting in the borough of Manhattan, New York, New York, so long as such court shall have subject matter jurisdiction over such suit, action or proceeding or, if it does not have subject matter jurisdiction, in any New

York State court sitting in the borough of Manhattan, New York, New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 6.9 shall be deemed effective service of process on such party. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the state and federal courts referred to above for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby.

6.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.9 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by telecopy or facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) If to the Investor:

Oak Hill Capital Partners III, L.P.

Oak Hill Capital Management Partners III, L.P.

201 Main Street, Suite 1620

Fort Worth, TX 76102

Attn: Corporate Counsel

Fax: (817) 339-7350

with a copy (which copy alone shall not constitute notice) to each of:

Oak Hill Capital Management, LLC

65 East 55th Street, 32nd Floor

New York, NY 10022

Attn: John R. Monsky, Esq.

Fax: (212) 527-8450

and

Simpson Thacher and Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Elizabeth A. Cooper

Fax: (212) 455-2052

(b) If to the Company:

FNB United Corp.

150 South Fayetteville Street

Asheboro, North Carolina 27203

Attn: Chief Financial Officer

Fax: (336) 328-1633

with a copy (which copy alone shall not constitute notice) to each of:

Arnold & Porter LLP

555 Twelfth Street NW

Washington, D.C. 20004

Attn: Brian McCormally

 Beth DeSimone

Fax: (202) 942-5999

and

Schell Bray Aycock Abel & Livingston PLLC

230 North Elm Street

Greensboro, NC 27401

Attention: Melanie Samson Tuttle

Facsimile No.: (336) 370-8830

6.10 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, inducements or conditions, both written and oral, among the parties, with respect to the subject matter hereof and thereof.

6.11 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Common Shares to be issued pursuant to this Agreement. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor. The Investor may assign some or all of its rights hereunder or thereunder without the consent of the Company to any Affiliate of the Investor, and such assignee shall be deemed to be an Investor hereunder with respect to such assigned rights and shall be bound by the terms and conditions of this Agreement that apply to the Investor.

6.12 Captions. The article, section, paragraph and clause captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

6.13 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

6.14 Third Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any Person (including any Additional Investors) other than the parties hereto, any benefit right or remedies, except that the provisions of Sections 3.5, 3.14, 5.1 and 5.2 shall inure to the benefit of the persons referred to in such Sections.

6.15 Public Announcements. Each of the parties hereto will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to the Transaction Documents and any of the transactions contemplated hereby and thereby, including any communications to the employees and customers of the Company and its Affiliates. Without limiting the foregoing, except as otherwise permitted in the next sentence, no party hereto will make (and each party will use its reasonable best efforts to ensure that its Affiliates and Representatives do not make) any such news release or public disclosure without first consulting with the other parties hereto and, in each case, also receiving each other party’s consent (which shall not be unreasonably withheld or delayed). In the event a party hereto is advised by its outside legal counsel that a particular disclosure is required by Law, such party shall be permitted to make such disclosure but shall be obligated to use its reasonable best efforts to consult with the other parties hereto and take their comments into account with respect to the content of such disclosure before issuing such disclosure.

6.16 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

6.17 Independent Nature of the Investor’s Obligations and Rights. The obligations of the Investor under any Transaction Document is several and not joint with the obligations of each other or any other Investor, and the Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of the Investor to purchase the Common Stock pursuant to the Transaction Documents has been made by the Investor independently of any other non-affiliated Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, which may have been made or given by any other non-affiliated Investor or by any agent or employee of any other non-affiliated Investor, and neither the Investor nor any of its agents or employees shall have any liability to any other Investor (or any other Person) relating to or arising from any such information, materials, statement or opinions. Nothing contained in the Transaction Documents, and no action taken by the Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents. The Investor confirms that it has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors and no other non-affiliated Investor has acted as agent for the Investor in connection with making its investment hereunder and that no non-affiliated Investor will be acting as agent of the Investor (or its Affiliates) in connection with monitoring its investment in the Common Stock or enforcing its rights under the Transaction Documents. The Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of the Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and the Investor, solely, and not between the Company and the Investors collectively, or between and among the Investors.

6.18 No Recourse; Limitation on Liability.

(a) This Agreement may only be enforced against the named parties hereto. All claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may be made only against the entities that are expressly identified as parties hereto or that are subject to the terms hereof, and no past, present or future director, officer, employee, incorporator, member, manager, partner, shareholder, Affiliate, agent, attorney or representative of any party hereto (including any person negotiating or executing this Agreement on behalf of a party hereto) shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action, whether in tort, contract or otherwise, that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement and the transactions contemplated hereby.

(b) The Company agrees that, whether or not this Agreement is terminated, to the extent it has incurred Losses or damages in connection with this Agreement, (a) the maximum liability of the Investor shall be limited to the Purchase Price payable pursuant to Section 1.1 and (b) the Investor shall not be liable for any special, indirect, exemplary, consequential or punitive damages in connection with this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell
Name:	R. Larry Campbell
Title:	CEO

OAK HILL CAPITAL PARTNERS III, L.P.

By:	OHCP GenPar III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, Ltd., its general partner

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	VP

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.

By:	OHCP GenPar III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, Ltd., its general partner

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	VP

Signature Page to Investment Agreement

EXECUTION VERSION

AMENDMENT NO. 1, dated as of June 16, 2011 (this “Amendment”), to that Investment Agreement, dated as of April 26, 2011 (the “Agreement”), by and between FNB United Corp., a North Carolina corporation (the “Company”), and Oak Hill Capital Partners III, L.P., a Delaware limited partnership, and Oak Hill Capital Management Partners III, L.P. (together, the “Investor”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement.

RECITALS

A. Pursuant to Section 6.4 of the Agreement, the Company and the Investor may amend the Agreement in writing; and

B. The parties desire to make certain amendments to the Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree to amend the Agreement as follows:

1.	Amendments.

(a) Recital E is hereby amended by replacing the first instance of “25%” with “35%”.

(b) Clause (i) of Section 1.2(c)(ii)(O) is amended by replacing the first instance of “25%” with “35%”.

(c) A new Section 1.2(c)(ii)(V) shall be inserted into the Agreement, and shall read as follows:

The Investor, together with its “Affiliates” (as such term is defined in the Rights Plan), will not be a “Threshold Investor” pursuant to the Rights Plan.

(d) The last sentence of Section 2.2(b) is amended and restated in its entirety as follows:

As of the date of this Agreement, the Company beneficially owns all of the outstanding capital securities and has sole control of the Bank, and as of the Closing Date, the Company will, directly or indirectly, beneficially own all of the outstanding capital securities and have sole control of the Bank, Granite and Bank of Granite.

(e) The first sentence of Section 2.2(i)(i) is amended by deleting the following phrase: “on the system of internal accounting controls described below in this Section 2.2(i)”.

(f) The first sentence of Section 3.9(a) is hereby amended by replacing the clause “for so long as the Investor owns, in the aggregate together with its Affiliates, Common Shares representing the Qualifying Ownership Interest” with the clause “until the later of the second anniversary of the Closing Date and the date on which the Investor no longer owns, in the aggregate together with its Affiliates, at least one and one-half percent (1.5%) of the outstanding Common Shares”.

(g) Section 3.13(k)(vi) is hereby amended and restated in its entirety as follows:

(vi)

Registrable Securities” means (A) all Common Stock held by the Holders from time to time and (B) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in clause (A) by way of conversion, exercise or exchange thereof or stock dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization, provided that, once issued, such securities shall cease to be Registrable Securities (1) when they are sold pursuant to an effective registration statement under the Securities Act, (2) the later of (x) when they may be sold pursuant to Rule 144 without limitation thereunder on volume or manner of sale and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (y) the third anniversary of the Closing Date, (3) when they shall have ceased to be outstanding, or (4) when they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities. No Registrable Securities may be registered under more than one registration statement at one time.

(h) Section 3.26 shall be inserted into the Agreement, and shall read as follows:

3.26	Rule 144A Information Requirement. If at any time the Company is no longer subject to the reporting requirements of the Exchange Act, it will furnish to the Holders and prospective purchasers of the Common Stock designated by the Holders, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(i) Section 5.1(a) is hereby amended by modifying clause (1) to read in its entirety as follows:

(1) the inaccuracy or breach of any representation or warranty made by the Company in this Agreement or the other Transaction Documents or any certificate delivered pursuant hereto or thereto,

2.	General.

(a) Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with the terms thereof. All references in the Agreement to “this Agreement” shall be deemed to refer to the Agreement as amended by this Amendment.

(b) For the convenience of the parties hereto, this Amendment may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Amendment may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

(c) The provisions of Article 6 (Miscellaneous) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[Signature page follows.]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell
Name:	R. Larry Campbell
Title:	Chief Executive Officer

OAK HILL CAPITAL PARTNERS III, L.P.

By:	OHCP GenPar III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, Ltd., its general partner

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	VP

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.

By:	OHCP GenPar III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, Ltd., its general partner

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	VP

EXECUTION DRAFT

AMENDMENT NO. 2, dated as of August 4, 2011 (this “Amendment”), to that Investment Agreement, dated as of April 26, 2011, as amended by Amendment No. 1, dated as of June 16, 2011 (the “Agreement”), by and between FNB United Corp., a North Carolina corporation (the “Company”), and Oak Hill Capital Partners III, L.P., a Delaware limited partnership, and Oak Hill Capital Management Partners III, L.P. (together, the “Investor”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement.

RECITALS

A. Pursuant to Section 6.4 of the Agreement, the Company and the Investor may amend the Agreement in writing; and

B. The parties desire to make certain amendments to the Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing mutual covenants contained in this Amendment, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree to amend the Agreement as follows:

1.	Amendments.

(a) Recital A is hereby amended and restated in its entirety as follows:

A. The Investment. The Company intends to issue and sell to the Investor, and the Investor intends to purchase from the Company, on the terms and conditions described herein, 493,750,000 shares of common stock of the Company, no par value (the “Common Stock” or “Common Shares”), at a price of $0.16 per share for aggregate cash consideration of $79.0 million (the “Investment”). The number of Common Shares purchased by the Investor pursuant to this Agreement shall not exceed 23.43% of the Common Shares outstanding as of the Closing Date after giving effect to the issuance of Common Shares in the Other Private Placements (as defined below), the TARP Exchange and the Granite Merger but excluding any issuance of Common Shares pursuant to outstanding Company Options and the TARP Warrant (“Pro Forma Basis”) (rounded down to the nearest whole share).

(b) Recital B is hereby amended and restated in its entirety as follows:

B. Other Private Placements. The Company intends to issue (i) to Carlyle Financial Services Harbor, L.P (“Investor 2”), on the terms and subject to the conditions set forth in the Investment Agreement between Investor 2 and the Company, dated as of the date hereof (the “Investor 2 Investment Agreement”), 493,750,000 shares of Common Stock, at a price of $0.16 per share for aggregate cash consideration of $79.0 million (the “Investor 2 Investment”), and (ii) in one or more private placement transactions with other investors (the “Additional Investors,” and together with the Investor and Investor 2, the “Investors”) pursuant to agreements with the Additional Investors (the “Additional Agreements”), Common Shares at the same per share price and for an aggregate purchase price of, together with the Investment and the Investor 2 Investment, $310 million, with the closing of such transactions to occur simultaneously with the Closing (together with the Investor 2 Investment, the “Other Private Placements”). The number of shares of Common Stock purchased by Investor 2 pursuant to the Investor 2 Investment Agreement will not exceed 23.43% of the Common Shares outstanding as of the Closing date on a Pro Forma Basis (rounded down to the nearest whole shares). The number of shares of Common Stock purchased by any Additional Investor pursuant to any Additional Agreements will not exceed 4.99% of the Common Shares outstanding as of the Closing date on a Pro Forma Basis (rounded down to the nearest whole share).

(c) Section 1.1 is hereby amended and restated in its entirety as follows:

1.1 Issuance, Sale and Purchase. On the terms and subject to the satisfaction or waiver of the conditions set forth herein, the Company agrees to issue and sell to the Investor, and the Investor agrees to purchase from the Company, free and clear of any Liens, 493,750,000 shares of Common Stock equal to 23.43% of the Common Shares outstanding at the Closing Date on a Pro Forma Basis (rounded down to the nearest whole share) at a price of $0.16 per share, for an aggregate cash consideration of $79.0 million (the aggregate purchase price payable pursuant to this Section 1.1, the “Purchase Price”).

(d) The first sentence of Section 3.9(a) is hereby amended by replacing the clause “until the later of the second anniversary of the Closing Date and the date on which the Investor no longer owns, in the aggregate together with its Affiliates, at least one and one-half percent (1.5%) of the outstanding Common Shares” with the clause “until the later of the second anniversary of the Closing Date and the date on which the Investor no longer owns, in the aggregate together with its Affiliates, either (A) all shares purchased by the Investor pursuant to this Agreement or (B) at least one and one-half percent (1.5%) of the outstanding Common Shares”.

(e) Section 3.13(h) is hereby amended and restated in its entirety as follows:

(h)	The rights of the Investor to registration of Registrable Securities pursuant to Section 3.13(a) (other than the rights of the Investor to registration of Registrable Securities pursuant to Section 3.13(a)(ii) solely in the case of clause (i)(B) below) may be assigned by the Investor to a transferee or assignee of Registrable Securities to if (i) either (A) there is transferred to such transferee no less than $10,000,000 in Registrable Securities or (B) such transferee is an Affiliate of the Investor, and (ii) such transfer is permitted under the terms hereof; provided, however, that the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the number and type of Registrable Securities that are being assigned.

2.	General.

(a) Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with the terms thereof. All references in the Agreement to “this Agreement” shall be deemed to refer to the Agreement as amended by this Amendment.

(b) For the convenience of the parties hereto, this Amendment may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Amendment may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

(c) The provisions of Article 6 (Miscellaneous) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[Signature page follows.]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell
Name:	R. Larry Campbell
Title:	President

OAK HILL CAPITAL PARTNERS III, L.P.

By:	OHCP GenPar III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, Ltd., its general partner

By:	/s/ Steven B. Gruber
Name:	Steven B. Gruber
Title:	Managing Partner

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.

By:	OHCP GenPar III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, Ltd., its general partner

By:	/s/ Steven B. Gruber
Name:	Steven B. Gruber
Title:	Managing Partner

Annex D

EXECUTION VERSION

AMENDED AND RESTATED SUBSCRIPTION AGREEMENT

FNB United Corp.

150 South Fayetteville Street

Asheboro, NC 27203

Ladies and Gentlemen:

The undersigned (the “Investor”) hereby confirms its agreement with you as follows:

1. This Amended and Restated Subscription Agreement (this “Agreement”) is between FNB United Corp., a North Carolina corporation (the “Company”), and the Investor listed on the signature page hereto, and is made as of the date of the Company’s acceptance hereof (the “Acceptance Date”).

2. The Company is proposing to issue and sell to certain investors in a private offering shares of the Company’s common stock (the “Common Stock” or “Common Shares”) at a purchase price of U.S. $0.16 per share (the “Per Share Purchase Price”). The Common Shares are being offered only to Persons who are accredited investors within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a private placement exemption from registration under the Securities Act.

3. The Company and the Investor agree that, upon the terms and subject to the conditions set forth herein, the Investor will purchase from the Company and the Company will issue and sell to the Investor, the number of Common Shares equal to one of the following as indicated on the signature page hereto: (i) 4.99% of the Common Shares outstanding at the Closing Date after giving effect to the issuance of Common Shares in the Other Private Placements, the TARP Exchange and the Granite Merger but excluding any issuance of Common Shares pursuant to outstanding Company Options and the TARP Warrant (“Pro Forma Basis”) (rounded down to the nearest whole share) or (ii) the dollar amount subscribed as indicated on the signature page hereto divided by the Per Share Purchase Price (which in no case shall be greater than 4.99% of the Common Shares outstanding on the Closing Date on a Pro Forma Basis), in each case pursuant to the Terms and Conditions for the Purchase of Common Shares attached hereto as Annex A and incorporated herein by reference as if fully set forth herein. The Common Shares purchased by the Investor will be delivered in certificated form, registered in the Investor’s name and address as set forth below, and will be released by Registrar and Transfer Company, the Company’s transfer agent (the “Transfer Agent”), to the Investor at the Closing, or if uncertificated, the Transfer Agent will register such shares in the name of the Investor and deliver evidence of such registration to the Investor.

4. In agreeing to purchase Common Shares pursuant hereto, the Investor is making the representations and warranties set forth in the Terms and Conditions for the Purchase of Common Shares, including a representation and warranty that the Investor does not own Common Shares in excess of specified levels as set forth in Section 2.3(h) and has not taken certain actions regarding a coordinated acquisition as set forth in Section 2.3(k).

5. Capitalized terms used but not defined herein have the meanings ascribed to them in the Terms and Conditions for the Purchase of Common Shares.

6. This Agreement amends and restates the Subscription Agreement entered into on June 16, 2011 in order to, among other things, reflect certain changes made to the agreement since that time in accordance with Section 3.5 of the Agreement.

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Please select one of the following to indicate the Investor’s subscription:

☐	4.99% of the Common Shares outstanding at the Closing Date on a Pro Forma Basis (rounded down to the nearest whole share)

☐	a subscription amount in U.S. dollars of U.S. $

Name of Investor:

By:

Print Name:

Title:

Mailing Address:

Type of Entity:

Jurisdiction of Organization:

Tax ID No.:

Contact Name:

Telephone:

Facsimile:

Email Address:

Name under which Common Shares should be issued (if different from above):

Address to which share certificates or statement of ownership should be sent (if different from mailing address above):

2

Agreed and accepted as of                     , 2011:

FNB UNITED CORP.

By:
Name:	R. Larry Campbell
Title:	Chief Executive Officer

3

ANNEX A TO THE SUBSCRIPTION AGREEMENT

TERMS AND CONDITIONS FOR THE PURCHASE OF COMMON SHARES

Page
6.15	Specific Performance	D-48
6.16	Independent Nature of Investor’s Obligations and Rights	D-48
6.17	No Recourse; Limitation of Liability	D-48

INDEX OF DEFINED TERMS

Defined Term	Section
Acceptance Date	Subscription Agreement
Action	2.2(f)
Affiliate	6.2(a)
Agency	6.2(b)
Agreement	Subscription Agreement
Agreements	Recitals
Articles Amendment Proposal	Recitals
Articles of Amendment	Recitals
Bank	Recitals
Bank of Granite	Recitals
Bank Preferred Stock	Recitals
Bank Subordinated Debt	Recitals
Bank Subordinated Debt Settlement and Preferred Stock Repurchase Agreement	Recitals
Benefit Plans	2.2(v)(i)
BHC Act	1.2(c)(ii)(P)
Board of Directors	6.2(c)
Business Combination	6.2(f)(B)
Business Day	6.2(d)
Capital Stock	6.2(e)
Capitalization Date	2.2(c)
Capitalization Update	2.2(c)
Carlyle	Recitals
Carlyle Investment	Recitals
Carlyle Investment Agreement	Recitals
Change in Control	6.2(f)
Closing	1.2(a)
Closing Date	1.2(a)
Code	6.2(g)
Common Shares	Subscription Agreement
Common Stock	Subscription Agreement
Company	Subscription Agreement
Company Employees	2.2(v)(i)
Company Financial Statements	2.2(g)
Company Indemnified Parties	5.2(a)
Company Insurance Policies	2.2(s)
Company Option	2.2(c)
Company Preferred Stock	2.2(c)
Company Reports	2.2(h)
Company Restricted Stock	2.2(c)
Company Specified Representations	6.2(h)
Company Subsidiary or Company Subsidiaries	2.2(b)
Confidentiality Agreement	3.1
Continuing Directors	6.2(i)
control, controlling, controlled by and under common control with	6.2(a)
Controlled Group Liability	6.2(j)
De Minimis Amount	5.1(b)
Deductible	5.1(b)
Disclosure Schedule	6.2(k)

Defined Term	Section
Effective Date	3.8(j)(i)
Effectiveness Deadline	3.8(j)(ii)
employee benefit plan	2.2(v)(i)
Environmental Laws	6.2(l)
ERISA	2.2(v)(i)
Event of Default	6.2(m)
Exchange Act	2.2(h)
Exchange Agreement	Recitals
FDIC	2.2(b)
Filing Deadline	3.8(a)(i)
finally determined	5.4
GAAP	6.2(n)
Governmental Consent	6.2(o)
Governmental Entity	6.2(p)
Granite	Recitals
Granite Merger	Recitals
Granite Shareholders’ Meeting	2.2(gg)
Hazardous Substance	6.2(q)
Holder	3.8(j)(iii)
Holders’ Counsel	3.8(j)(iv)
Indemnified Party	5.3(a)
Indemnifying Party	5.3(a)
Indemnitee	3.8(g)(i)
Insider	2.2(dd)
Insurer	6.2(r)
Intellectual Property Rights	2.2(u)
Investment	Recitals
Investment Agreements	Recitals
Investment Manager	2.3(f)
Investor	Subscription Agreement
Investor Indemnified Parties	5.1(a)
Investor Specified Representations	6.2(s)
Investors	Recitals
IT Assets	2.2(u)
Joint Proxy Statement	2.2(gg)
Knowledge	6.2(t)
Law	2.2(p)
Lead Investor	2.3(k)
Liens	2.2(d)(ii)
Loan Investor	6.2(u)
Losses	6.2(v)
Material Adverse Effect	2.1(a)
Material Contract	2.2(r)
Merger Agreement	Recitals
New Security	3.4(a)
Non-Qualifying Transaction	6.2(f)(B)
Oak Hill	Recitals
Oak Hill Investment	Recitals
Oak Hill Investment Agreement	Recitals
OCC	2.2(p)

v

Defined Term	Section
OFAC	2.2(m)
Other Investors	Recitals
Other Private Placements	Recitals
Parent Corporation	6.2(f)(B)
PBGC	2.2(v)(vi)
Per Share Purchase Price	Subscription Agreement
Person	6.2(w)
Piggyback Registration	3.8(a)(iii)
Placement Agents	2.2(z)
Potential Investor	2.3(k)
Previously Disclosed	2.1(b)
Pro Forma Basis	Subscription Agreement
Proxy Statement	6.2(x)
Purchase Price	1.1
Register, registered and registration	3.8(j)(iv)
Registrable Securities	3.8(j)(vi)
Registration Expenses	3.8(j)(vii)
Registration Termination Date	3.8(a)(i)
Regulatory Agreement	2.2(q)
Regulatory Order or Regulatory Orders	2.2(p)
Requisite Shareholder Votes	2.2(d)(iii)
Rights Plan	2.3(b)(ii)
Rule 144	6.2(y)
Rule 158, Rule 159A, Rule 405 and Rule 415	3.8(j)(viii)
SEC	2.1(b)
SEC Guidance	3.8(j)(ix)
Securities Act	Subscription Agreement
Selling Expenses	3.8(j)(ix)
Share Issuance Proposal	Recitals
Shareholder Proposals	Recitals
Shelf Registration Statement	3.8(a)(ii)
Special Registration	3.8(j)(xi)
Stock Plans	2.2(c)
Stock Split Proposal	Recitals
Subsidiary	6.2(z)
Surviving Corporation	6.2(f)(B)
Suspension Period	3.8(d)
TARP Exchange	Recitals
TARP Preferred Stock	Recitals
TARP Warrant	Recitals
Tax or Taxes	6.2(aa)
Tax Benefit	6.2(bb)
Tax Return	6.2(cc)
Third Party Claim	5.3(a)
Transaction Documents	6.2(dd)
Transfer Agent	Subscription Agreement
Treasury	Recitals
Voting Debt	2.2(c)
Voting Securities	6.2(ee)
Warrant Offering	6.2(ff)

RECITALS

A. The Investment. The Company intends to issue and sell to the Investor, and the Investor intends to purchase from the Company, on the terms and conditions described herein, either (i) the number of Common Shares set forth on such Investor’s signature page hereto or (ii) the number of Common Shares purchasable hereunder at the aggregate purchase price set forth on such signature page, as applicable (the “Investment”).

B. Carlyle Investment. The Company also intends to sell a number of shares of Common Stock specified in the Carlyle Investment Agreement (as defined below) to Carlyle Financial Services Harbor, L.P. (“Carlyle”) pursuant to the Investment Agreement between Carlyle and the Company dated as of April 26, 2011, as amended (the “Carlyle Investment Agreement”), with the closing of such transaction to occur simultaneously with the Closing (the “Carlyle Investment”).

C. Oak Hill Investment. The Company also intends to sell a number of shares of Common Stock specified in the Oak Hill Investment Agreement (as defined below) to Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (together, “Oak Hill”) pursuant to the Investment Agreement between Oak Hill and the Company dated as of April 26, 2011, as amended (the “Oak Hill Investment Agreement” and, together with the Carlyle Investment Agreement, the “Investment Agreements”), with the closing of such transaction to occur simultaneously with the Closing (the “Oak Hill Investment”).

D. Other Private Placements. The Company also intends to enter into agreements similar to this Agreement with certain other investors (together with Carlyle and Oak Hill, the “Other Investors”) and expects to complete sales of Common Shares to them, with the closing of such sales to occur simultaneously with the Closing (together with the Carlyle Investment and the Oak Hill Investment, the “Other Private Placements”). The Investor and the Other Investors are hereinafter sometimes collectively referred to as the “Investors”, and this Agreement and the investment or subscription agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the “Agreements.”

E. Merger. In connection with the transactions contemplated hereby, the Company has also entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 26, 2011, as amended, by and among the Company, a newly created wholly-owned subsidiary of the Company named Gamma Merger Corporation (“Merger Sub”), and Bank of Granite Corporation (“Granite”), pursuant to which Merger Sub will merge with and into Granite (the “Granite Merger”). In connection with the Granite Merger, stockholders of Granite will receive 3.375 shares of Common Stock for each share of Granite common stock held and holders of options to purchase shares of Granite common stock will receive options to purchase 3.375 shares of Common Stock for each share of Granite common stock underlying such options, in each case subject to rounding as provided in the Merger Agreement. Upon the effective time of the Granite Merger, which is to occur immediately following the Closing, the separate corporate existence of Merger Sub shall cease and Granite will be the surviving corporation of the Granite Merger and a wholly-owned subsidiary of the Company.

F. TARP Exchange. The United States Department of Treasury (“Treasury”) holds (i) 51,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $10.00 per share and liquidation amount $1,000 per share (the “TARP Preferred Stock”), and (ii) a warrant, dated February 13, 2009, to purchase 2,207,143 shares of the Common Stock at an exercise price of $3.50 per share (the “TARP Warrant”). Subject to the approval of the Treasury, pursuant to an Exchange Agreement to be executed by the Treasury and the Company (the “Exchange Agreement”), the Company intends to (i) exchange the TARP Preferred Stock for Common Shares having an aggregate value (valuing the Common Shares at $0.16 per share) of the sum of (1) 25% of the aggregate liquidation preference of the TARP Preferred Stock and (2) 100% of the amount of accrued and unpaid dividends on the TARP Preferred Stock as of the Closing Date, and (ii) amend the TARP Warrant to, among other things, reduce the exercise price thereof to $0.16 per share (collectively, the “TARP Exchange”), each to occur simultaneously with the Closing.

G. Settlement of Bank Subordinated Debt and Repurchase of Bank Preferred Stock. CommunityONE Bank, National Association, a national banking association (the “Bank”), has $2,500,000 of subordinated debt outstanding and held by SunTrust Bank (the “Bank Subordinated Debt”). SunTrust Bank also holds shares of nonvoting, nonconvertible, nonredeemable cumulative preferred stock of the Bank (the “Bank Preferred Stock”) having an aggregate liquidation preference of $12,500,000. In connection with the transactions contemplated hereby, the Bank intends to settle the Bank Subordinated Debt for cash in an amount equal to 35% of the principal thereof, plus 100% of the unpaid and accrued interest thereon as of the Closing Date, and to repurchase the Bank Preferred Stock for cash in an amount equal to 25% of the aggregate liquidation preference thereof, plus 100% of the unpaid and accrued dividends thereon as of the Closing Date (the “Bank Subordinated Debt Settlement and Preferred Stock Repurchase Agreement”).

H. Shareholder Proposals. In connection with the transactions contemplated hereby, the Company will call a meeting of its shareholders, to be held as promptly as practicable after the date of this Agreement to vote on (i) amendments to Company’s articles of incorporation necessary to consummate the transactions contemplated by this Agreement (the “Articles of Amendment”), including, without limitation, an amendment to authorize additional shares of Common Stock and Preferred Stock (the “Articles Amendment Proposal”), (ii) the issuance of Common Shares to the Investors and the Treasury and in connection with the Granite Merger, as contemplated by this Agreement, the Investment Agreements and the Merger Agreement and as required by Rule 5635 of the NASDAQ Listing Rules (the “Share Issuance Proposal”), and (iii) the approval of a reverse stock split of the Common Shares, if such approval is required by the NASDAQ Listing Rules or as the Company otherwise deems necessary (the “Stock Split Proposal”, together with the Articles Amendment Proposal and the Share Issuance Proposal, the “Shareholder Proposals”).

I. Investment Proceeds. The Company will deliver the majority of the proceeds from the Investment and the Other Private Placements to the Bank and to the Bank of Granite, a bank subsidiary of Granite chartered by the State of North Carolina (the “Bank of Granite”).

ARTICLE 1

PURCHASE; CLOSING

1.1 Issuance, Sale and Purchase. On the terms and subject to the satisfaction or waiver of the conditions set forth herein, the Company agrees to issue and sell to the Investor, and the Investor agrees to purchase from the Company, free and clear of any Liens, a number of Common Shares equal to one of the following as indicated on the signature page hereto: (i) 4.99% of the Common Shares outstanding at the Closing Date on a Pro Forma Basis (rounded down to the nearest whole share) or (ii) the dollar amount subscribed as indicated on the signature page hereto divided by the Per Share Purchase Price, in each case at the Per Share Purchase Price, payable by the Investor to the Company (the aggregate purchase price payable pursuant to this Section 1.1, the “Purchase Price”).

1.2 Closing; Deliverables for the Closing; Conditions of the Closing.

(a) Closing. Unless this Agreement has been terminated pursuant to Article 4, and subject to the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 1.2(c), the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Arnold & Porter LLP, located at 555 Twelfth St., N.W., Washington, D.C., 20004, or remotely via the electronic or other exchange of documents and signature pages, on a date to be specified by the Company on no less than ten Business Days’ prior notice to the Investor (which date shall be the same date as the date of closing of the Other Private Placements and the Granite Merger), or at such other place or such other date as agreed to in writing by the parties hereto (the “Closing Date”).

(b) Closing Deliverables. Subject to the satisfaction or waiver on the Closing Date of the conditions to the Closing in Section 1.2(c) at the Closing, the parties shall make the following deliveries:

(i) the Company shall deliver to the Investor one or more certificates evidencing the Common Shares to be purchased pursuant to Section 1.1 registered in the name of the Investor (or if shares of the Company’s capital stock are uncertificated, cause the transfer agent for the Common Shares to issue and register such shares, in book-entry form, in the name of the Investor and deliver evidence of such registration to the Investor);

(ii) the Investor shall deliver the Purchase Price, by wire transfer of immediately available funds to the account provided to the Investor by the Company at least one (1) Business Day prior to the Closing Date; and

(iii) the Company shall deliver to the Investor such other documents relating to the purchase and sale of the Common Shares expressly required by this Agreement.

(c) Closing Conditions.

(i) The obligations of the Investor, on the one hand, and the Company, on the other hand, to consummate the Closing are each subject to the satisfaction or written waiver by the Company and the Investor of the following conditions prior to the Closing:

(A) No provision of any Law and no judgment, injunction, order or decree shall prohibit the Closing or shall prohibit or restrict the Investor from owning or voting any Common Shares to be purchased pursuant to this Agreement or shall prohibit the consummation of the Granite Merger or the Other Private Placements;

(B) All Governmental Consents required to have been obtained at or prior to the Closing Date in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect; and

(C) The Shareholder Proposals shall have been approved by the Requisite Shareholder Votes and the Articles of Amendment shall have been filed with the Secretary of State of the State of North Carolina.

(ii) The obligation of the Investor to consummate the Closing is also subject to the satisfaction or written waiver by the Investor of the following conditions prior to the Closing:

(A) The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date, except where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (and except that (1) representations and warranties made as of a specified date shall be true and correct as of such date and (2) the representations and warranties of the Company set forth in Sections 2.2(a), 2.2(b) (but only with respect to the last sentence thereof), 2.2(c), 2.2(d)(i), 2.2(d)(ii)(A)(1), 2.2(e), 2.2(o)(iv), 2.2(x)(ix), 2.2(z), 2.2(ff) and 2.2(ii) shall be true and correct in all respects);

(B) The Company shall have performed and complied with, in all material respects, all agreements, covenants and conditions required hereby to be performed by it on or prior to the Closing Date (except that with respect to agreements, covenants and conditions that are qualified by materiality, the Company shall have performed and complied with such agreements, covenants and conditions, as so qualified, in all respects);

(C) The Investor shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by a senior executive officer certifying to the effect that the conditions set forth in Section 1.2(c)(ii)(A) and Section 1.2(c)(ii)(B) have been satisfied on and as of the Closing Date;

(D) As of the Closing Date (after giving effect to the closing of the transactions contemplated by the Transaction Documents), the Company and the Company Subsidiaries shall have, on a consolidated basis, (1) at least $435,000,000 in (i) cash and due from banks, (ii) deposits in other banks, (iii) overnight funds sold and due from the Federal Reserve Bank and (iv) securities available for sale that have not been pledged and for which a liquid market and price quotations are immediately available through a major securities dealer, (2) at least $2,050,000,000 in non-brokered deposits (including money market, demand, checking, savings and transactional accounts and certificates of deposits), and (3) Non-Performing Assets on its balance sheet of not more than $425,000,000;

(E) All of the conditions to closing under the Merger Agreement shall have been satisfied or waived (other than those conditions that, by their terms, cannot be satisfied until the closing) in accordance with the terms of the Merger Agreement such that the consummation of the transactions contemplated by the Merger Agreement shall occur immediately following the Closing of the transactions contemplated by this Agreement, and the Merger Agreement shall not have been amended in a manner that would materially increase the consideration payable in the Merger;

(F) Since the date of this Agreement, a Material Adverse Effect shall not have occurred and no change or other event shall have occurred that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(G) The Common Shares to be purchased pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance;

(H) The Company shall have received (or shall receive concurrently with the Closing) gross proceeds from the Other Private Placements in an aggregate amount, together with the Purchase Price, of not less than $310,000,000;

(I) (1) The Company shall have exchanged the TARP Preferred Stock for Common Shares having an aggregate value (valuing the Common Shares at $0.16 per share) of the sum of (x) 25% of the aggregate liquidation preference of the TARP Preferred Stock and (y) 100% of the amount of accrued and unpaid dividends on the TARP Preferred Stock as of the Closing Date (or otherwise on terms and conditions satisfactory to the Investor in its reasonable judgment), which exchange and conversion shall have occurred on the Closing Date; (2) the TARP Warrant shall have been amended to reflect the reduced conversion price of $0.16 per share pursuant to the terms of the Exchange Agreement; and (3) Treasury shall have consented to the transactions set forth in Section 1.2(c)(ii)(J);

(J) The Bank shall have (i) settled the Bank Subordinated Debt for cash in an amount equal to 35% of the principal thereof, plus 100% of the unpaid and accrued interest thereon as of the Closing Date, and (ii) repurchased all shares of Bank Preferred Stock for cash in an amount equal to 25% of the aggregate liquidation preference thereof, plus 100% of the unpaid and accrued dividends thereon as of the Closing Date;

(K) As of the Closing Date (after giving effect to the closing of the transactions contemplated by the Transaction Documents and the contribution of a sufficient portion of the proceeds to the Bank and the Bank of Granite), (i) the Bank shall meet the capital ratios required to be met by the Bank in the Regulatory Orders and (ii) the Bank of Granite shall meet the capital ratios required to be met by the Bank of Granite in any applicable regulatory orders;

(L) (1) Since the date of this Agreement, there shall have been no material change to Section 382 or 383 of the Code or the regulations thereunder, or any administrative pronouncement or a federal court decision directly interpreting a relevant Section of Section 382 or 383 of the Code or the regulations thereunder, the application of which will cause the net operating loss carryforwards, unrealized built-in losses, tax credits, or capital loss carryforwards of the Company and any of its Affiliates (if relevant) (other than Granite and its Subsidiaries) that exist on or after the Closing Date to be subject to limitation under Section 382 or 383 of the Code; (2) the Investor shall have received a written opinion from KPMG LLP, reasonably satisfactory to Carlyle and Oak Hill, and on which the Investor is expressly permitted to rely (subject to the Investor’s execution of a reliance letter with KPMG LLP pursuant to which the Investor shall agree to KPMG’s standard terms and conditions, forms of which have been previously provided to the Investor), to the effect that, based on the most current information available prior to the Closing Date as provided by the Company to KPMG LLP, the transactions contemplated by this Agreement should not cause an “ownership change” within the meaning of Section 382 of the Code for purposes of the net operating loss carryforwards of the Company; and (3) an “ownership change” within the meaning of Section 382 of the Code, in the reasonable judgment of Carlyle and Oak Hill, shall not have occurred and will not occur with respect to the Company as a result of the Investment, the Other Private Placements and the Merger (as those terms are defined in the Investment Agreements);

(M) The Company shall have caused the Investor to receive such opinions as Investor shall reasonably request from Arnold & Porter LLP and Schell Bray Aycock Abel & Livingston PLLC, as appropriate, counsel to the Company; provided that such opinions shall not be required to cover any matters or otherwise differ from the opinions provided to Carlyle and Oak Hill;

(N) Assuming the accuracy on the Closing Date of the representations and warranty of the Investor set forth in Section 2.3(h), as of the Closing Date, the Investor, together with its “Affiliates” (as such term is defined in the Rights Plan), will not be a “Threshold Holder” pursuant to the Rights Plan;

(O) There shall be no Event of Default with respect to the Company’s trust preferred securities and related Company junior subordinated debentures and the Company shall not have taken any action, including actions taken in connection with this Agreement or the transactions contemplated by this Agreement, that with the passing of time or the giving of notice would result in an Event of Default; and

(P) If requested by the Investor, and not otherwise addressed in the written approval of the Federal Reserve Board with respect to the Granite Merger, the Company shall have provided a certification to the Investor that the Federal Reserve Board has concluded that neither Lead Investor will be considered a “bank holding company” within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHC Act”), in connection with the transaction contemplated by the Investment Agreements.

(iii) The obligation of the Company to consummate the Closing is also subject to the satisfaction or written waiver by the Company of the following conditions prior to the Closing:

(A) The representations and warranties of the Investor set forth in this Agreement shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date except where the failure to be true and correct (without regard to any materiality qualifications contained therein) would not materially adversely affect the ability of the Investor to perform its obligations hereunder (and except that representations and warranties made as of a specified date shall be true and correct as of such date);

(B) The Investor shall have performed and complied with, in all material respects, all agreements, covenants and conditions required by this Agreement to be performed by it on or prior to the Closing Date (except that with respect to agreements, covenants and conditions that are qualified by materiality, the Investor shall have performed and complied with such agreements, covenants and conditions, as so qualified, in all respects);

(C) The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of the Investor by a senior executive officer certifying to the effect that the conditions set forth in Section 1.2(c)(iii)(A) and Section 1.2(c)(iii)(B) have been satisfied on and as of the Closing Date; and

(D) The Investor would not own or control in excess of 4.99% of the outstanding Common Shares (or securities or other instruments that are immediately convertible at the option of the Investor into Common Shares) on a Pro Forma Basis immediately following the Closing.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1 Certain Terms.

(a) As used in this Agreement, the term “Material Adverse Effect” means any circumstance, event, change, development or effect that, individually or in the aggregate, would reasonably be expected to (i) result in a material adverse effect on the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) materially impair or delay the ability of the Company or any of the Company Subsidiaries to perform its or their obligations under this Agreement to consummate the Closing or any of the transactions contemplated hereby; provided, however, that in determining whether a Material Adverse Effect has occurred under clause (i), there shall be excluded any effect to the extent resulting from (A) actions or omissions of the Company or any Company Subsidiary expressly required or contemplated by the terms of this Agreement, (B) changes after the date hereof in general economic conditions in the United States, including financial market volatility or downturn, (C) changes after the date hereof affecting generally the industries or markets in which the Company and the Company Subsidiaries operate, (D) acts of war, sabotage or terrorism, military actions or the escalation thereof, or outbreak of hostilities, (E) any changes after the date hereof in applicable Laws or accounting rules or principles, including changes in GAAP, (F) the announcement or pendency of the transactions contemplated by this Agreement, (G) changes in the market price or trading volume of the Common Stock or the Company’s other outstanding securities (but not the underlying causes of such changes) or (H) any failure by the Company or any of the Company Subsidiaries to meet any internal projections or forecasts with regard to the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole (but not the underlying causes of such failure); provided further, however, that any circumstance, event, change, development or effect referred to in clauses (B), (C), (D) and (E) shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such circumstance, event, change, development or effect has a disproportionate effect on the Company and the Company Subsidiaries compared to other participants in the industries or markets in which the Company and the Company Subsidiaries operate.

(b) As used in this Agreement, the term “Previously Disclosed” (i) with regard to any party, means information set forth on its Disclosure Schedule corresponding or responsive to the provision of this Agreement to which such information relates; provided, however, that if such information is disclosed in such a way as to make its relevance or applicability to another provision of this Agreement reasonably apparent on its face, such information shall be deemed to be responsive to such other provision of this Agreement, and (ii) with regard to the Company, includes information publicly disclosed by the Company in (A) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed by it with the Securities and Exchange Commission (the “SEC”), (B) the Company’s Quarterly Report on

Form 10-Q for the fiscal quarter ended March 31, 2011, (C) the Company’s Definitive Proxy Statement on Schedule 14A, as filed by it with the SEC on April 19, 2010, or (D) any Current Report on Form 8-K filed or furnished by it with the SEC since January 1, 2011, in each case available prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature). Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in a Disclosure Schedule shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) For the avoidance of doubt, the representations and warranties of the Company set forth in this Agreement (i) as of the date of this Agreement are those of the Company and the Company Subsidiaries, and as of the date of this Agreement none of Granite, Bank of Granite or any of Granite’s other Subsidiaries shall be deemed an Affiliate of the Company or Subsidiary of the Company and (ii) as of the Closing Date for purposes of this Article 2 are those of the Company and the Company Subsidiaries, including Granite, Bank of Granite and any of Granite’s other Subsidiaries; provided, that (i) prior to the Closing, the Company shall be entitled to amend the Disclosure Schedules to include information included in Granite’s disclosure schedules to the Merger Agreement, and such amendment shall be deemed to amend the Disclosure Schedules for all purposes of this Agreement as of the Closing Date, and (ii) the term “Previously Disclosed” shall include information publicly disclosed by Granite in (A) its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed by it with the SEC, (B) its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, (C) its most recent Definitive Proxy Statement on Schedule 14A, as filed by it with the SEC, or (D) any Current Report on Form 8-K filed or furnished by it to the SEC since January 1, 2011, in each case filed prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature).

2.2 Representations and Warranties of the Company. Except as Previously Disclosed, the Company hereby represents and warrants to the Investor, as of the date of this Agreement and as of the Closing Date (except for the representations and warranties that are as of a specific date, which shall be made as of that date) that:

(a) Organization and Authority. Each of the Company and the Company Subsidiaries is a corporation or other entity duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where any failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and has the corporate or other organizational power and authority to own its properties, rights and assets and to carry on its business as it is now being conducted. The Company has furnished to the Investor correct and complete copies of the articles of incorporation and bylaws (or similar governing documents) as amended through the date of this Agreement for the Company and the Bank. The Company is duly registered as a bank holding company under the BHC Act.

(b) Company Subsidiaries. The Company has Previously Disclosed a true, complete and correct list of all of its subsidiaries as of the date of this Agreement (each, a “Company Subsidiary” and, collectively, the “Company Subsidiaries”). Except for the Company Subsidiaries, the Company does not own beneficially or of record, directly or indirectly, more than five percent (5%) of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture. The Company owns, directly or indirectly, all of its interests in each Company Subsidiary free and clear of any and all Liens. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the fullest extent permitted by the Federal Deposit Insurance Act, as amended, and the rules and regulations of the FDIC thereunder, and all premiums and assessments required to be paid in connection therewith have been paid when due (after giving effect to any applicable extensions). As of the date of this Agreement, the Company beneficially owns all of the outstanding capital securities and has sole control of the Bank, and as of the Closing Date, the Company will, directly or indirectly, beneficially own all of the outstanding capital securities and have sole control of the Bank, Granite and the Bank of Granite.

(c) Capitalization. As of the date hereof, the authorized Capital Stock of the Company consists of (i) 150,000,000 shares of Common Stock, par value $2.50 per share, and (ii) 200,000 shares of preferred stock, par value $10.00 per share (the “Company Preferred Stock”), 51,500 of which has been designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A.” As of the close of business on April 7, 2011 (the “Capitalization Date”), there were 11,424,390 shares of Common Stock outstanding and 51,500 shares of TARP Preferred Stock and no other Company Preferred Stock outstanding. In addition, the Treasury holds a warrant, dated February 13, 2009, to purchase 2,207,143 shares of Common Stock at an exercise price of $3.50 per share. As of the Closing Date, the authorized Capital Stock of the Company shall be as set forth on Schedule 2.2(c)(i) (the “Capitalization Update”). As of the Closing Date, after giving effect to the consummation of the transactions contemplated by the Merger Agreement, the authorized and issued Capital Stock of the Company and the percentage ownership of the Investors, in each case shall be as set forth on Schedule 2.2(c)(ii). Since the Capitalization Date, except in connection with this Agreement and the transactions contemplated hereby, including the Investment, the Other Private Placements, the TARP Exchange, the Granite Merger, the repurchase of the Bank Preferred Stock and the Warrant Offering, all as set forth on the Capitalization Update, the Company has not (i) issued or authorized the issuance of any shares of Common Stock or Company Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Company Preferred Stock, (ii) reserved for issuance any shares of Common Stock or Company Preferred Stock or (iii) repurchased or redeemed, or authorized the repurchase or redemption of, any shares of Common Stock or Company Preferred Stock. As of the close of business on the Capitalization Date, other than in respect of the TARP Warrant and awards outstanding under or pursuant to the Benefit Plans in respect of which an aggregate of 1,235,276 shares of Common Stock have been reserved for issuance, no shares of Common Stock or Company Preferred Stock were reserved for issuance. All of the issued and outstanding shares of Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. None of the outstanding shares of Capital Stock or other securities of the Company or any of the Company Subsidiaries was issued, sold or offered by the Company or any Company Subsidiary in violation of the Securities Act or the securities or blue sky laws of any state or jurisdiction, or any applicable securities laws in the relevant jurisdictions outside of the United States. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of the Company may vote (“Voting Debt”) are issued and outstanding. Section 2.2(c) of the Disclosure Schedule sets forth the following information with respect to each outstanding option to purchase shares of Common Stock (a “Company Option”) or restricted stock award covering shares of Common Stock (or other right (or unit) covering shares of Common Stock) (“Company Restricted Stock”) under the FNB United Corp. 1993 Stock Compensation Plan and the FNB United Corp. 2003 Stock Compensation Plan (the “Stock Plans”): (A) the name of each holder of Company Options or Company Restricted Stock; (B) the number of shares of Common Stock subject to such Company Option or the number of shares of Company Restricted Stock held by such holder, and as applicable for each Company Option or Company Restricted Stock, the date of grant, exercise or reference price, number of shares vested or not otherwise subject to repurchase rights, reacquisition rights or other applicable restrictions as of the date of this Agreement, vesting schedule or schedule providing for the lapse of repurchase rights, reacquisition rights or other applicable restrictions, the type of Company Option and the Stock Plan or other plan under which such Company Options or shares of Company Restricted Stock were granted or purchased; and (C) whether, in the case of a Company Option, such Company Option is intended to be an Incentive Stock Option (within the meaning of the Code). The Company has made available to the Investor copies of each form of stock option agreement or stock award agreement evidencing outstanding Company Options or Company Restricted Stock, as applicable, and has also delivered any other stock option agreements or stock award agreements to the extent there are variations from the applicable form of agreement (it being understood that differences disclosed pursuant to clauses (A) through (C) of the immediately preceding sentence do not constitute variations for this purpose), specifically identifying the holder(s) to whom such variant forms apply. As of the date of this Agreement, except for (x) the outstanding Company Options described in this Section 2.2(c) and listed on Section 2.2(c) of the Disclosure Schedule and (y) as set forth elsewhere in this Section 2.2(c), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of, or securities or rights convertible into or exchangeable or exercisable for, any shares of Common Stock or Company Preferred Stock or any other equity securities of the Company or Voting Debt or any securities representing the right to purchase or otherwise receive any shares of Capital Stock of the Company (including any rights plan or agreement). Each Company Option under the Stock Plans (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plans pursuant to which it was issued, (ii) has an exercise or reference price equal to or greater than the fair market value of a share of Common Stock at the close of business on the date of such grant, (iii) has a grant date identical to or following the date on which the Board of Directors or compensation committee actually awarded such Company Option, (iv) otherwise is exempt from or complies with Section 409A of the Code so that the recipient of such Company Option is not subject to the additional taxes and interest pursuant to Section 409A of the Code and (v) except for disqualifying dispositions, qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company’s financial statements, respectively.

(d) Authorization; No Conflicts; Shareholder Approval.

(i) The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. Except for authorization by shareholder approval of the Shareholder Proposals as contemplated by this Agreement, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no further approval or authorization is required on the part of the Company or its shareholders. The Board of Directors, by the unanimous vote of the directors present at the meeting at which such matters were considered, has approved the transactions contemplated by this Agreement, including the Investment, the Other Private Placements, the TARP Exchange, the Warrant Offering and the Granite Merger, and such approval is sufficient under Article IX, Paragraph (b) of the Company’s articles of incorporation to cause Article IX, Paragraph (a) of the Company’s articles of incorporation to be inapplicable to the Granite Merger. No other corporate proceedings are necessary for the execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Investor, is the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles (whether applied in equity or at law).

(ii) Neither the execution and delivery by the Company of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any liens, charges, adverse rights or claims, pledges, covenants, title defects, security interests and other encumbrances of any kind (“Liens”) upon any of the properties or assets of the Company or any Company Subsidiary, under any of the terms, conditions or provisions of (1) the articles of incorporation or bylaws (or similar governing documents) of the Company and each Company Subsidiary or (2) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party or by which it may be bound, or to which the Company or any of the Company Subsidiaries, or any of the properties or assets of the Company or any of the Company Subsidiaries may be subject, or (B) subject to receipt of the Requisite Shareholder Votes, violate any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets except in the case of clauses (A)(2) and (B) for such violations, conflicts and breaches as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii) The only votes of the shareholders of the Company required to approve each of the Share Issuance Proposal and the Articles Amendment Proposal is the approval by a majority of the votes cast on each proposal, provided that a quorum representing a majority of the outstanding votes entitled to vote thereon is satisfied in each case, pursuant to Section 5635 of the NASDAQ Listing Rules and the bylaws of the Company. The shareholder vote described in the preceding sentence is referred to as the “Requisite Shareholder Votes.”

(e) Governmental Consents. No Governmental Consents are necessary for the execution and delivery of this Agreement or for the sale by the Company of the Common Shares to the Investor pursuant to this Agreement.

(f) Litigation and Other Proceedings. There is no pending or, to the Knowledge of the Company, threatened claim, action, suit, arbitration, complaint, charge or investigation or proceeding (each an “Action”) against the Company or any Company Subsidiary or any of its assets, rights or properties which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, nor is the Company or any Company Subsidiary a party or named as subject to the provisions of any order, writ, injunction, settlement, judgment or decree of any court, arbitrator or government agency, or instrumentality, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no Action by the Company or any Company Subsidiary pending or which the Company or any Company Subsidiary intends to initiate (other than collection claims in the ordinary course of business). No director or officer of the Company is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty as of the date hereof. There has not been, and to the Knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company in his or her capacity as such.

(g) Financial Statements. Each of the consolidated balance sheets of the Company and the Company Subsidiaries and the related consolidated statements of income (loss), statements of shareholders’ equity and comprehensive income (loss) and cash flows, together with the notes thereto, for the last five (5) years included in any Company Report filed with the SEC (the “Company Financial Statements”), (i) have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries, (ii) complied, as of their respective date of such filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis and (iv) present fairly in all material respects the consolidated financial position of the Company and the Company Subsidiaries at the dates and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and the Company Subsidiaries for the periods stated therein (subject to the absence of notes and normal and recurring year-end audit adjustments not material to the financial condition of the Company and the Company Subsidiaries in the case of the unaudited interim financial statements).

(h) Reports. Since December 31, 2007, the Company and each Company Subsidiary have filed all material reports, registrations, documents, filings, statements and submissions, together with any required amendments thereto, that it was required to file with any Governmental Entity (the foregoing, collectively, the “Company Reports”) and have paid all material fees and assessments due and payable in connection therewith. As of their respective filing dates, the Company Reports complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Entities, as the case may be. As of the date of this Agreement, there are no outstanding comments from the SEC or any other Governmental Entity with respect to any Company Report that were enumerated within such report or otherwise were the subject of written correspondence with respect thereto. Each of the Company Reports, including the documents incorporated by reference therein, contained all the information required to be included in it when it was filed and, with respect to each Company Report filed with or furnished to the SEC, as of the date of such Company Report, or if amended prior to the date of this Agreement, as of the date of such amendment, did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading and complied as to form in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002. Copies of all material Company Reports not otherwise publicly filed have, to the extent allowed by applicable Law, been made available to the Investor by the Company.

(i) Internal Accounting and Disclosure Controls Off Balance Sheet Arrangements.

(i) The records, systems, controls, data and information of the Company and the Company Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer or executive chairman and the chief financial officer of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. As of the date of this Agreement, the Company has no Knowledge of any reason that its outside auditors and its chief executive officer or executive chairman and chief financial officer shall not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification (except to extent expressly permitted by the rules and regulations promulgated thereunder), when next due. Since December 31, 2007, (1) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, and (2) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or officer of the Company.

(ii) There is no transaction, arrangement, or other relationship between the Company and any of the Company Subsidiaries and an unconsolidated or other affiliated entity that is not reflected on the Company Financial Statements.

(j) Risk Management Instruments. All material derivative instruments, including swaps, caps, floors and option agreements entered into for the Company’s or any of the Company Subsidiaries’ own account were entered into (i) only in the ordinary course of business consistent with past practice, (ii) in accordance with prudent practices and in all material respects with all applicable Laws and (iii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Company or any Company Subsidiary, as applicable, enforceable in accordance with its terms. Neither the Company nor, to the Knowledge of the Company, any other party thereto is in breach of any of its material obligations under any such agreement or arrangement.

(k) No Undisclosed Liabilities. There are no liabilities of the Company or any of the Company Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except for (i) liabilities adequately reflected or reserved against in accordance with GAAP in the Company’s audited balance sheet as of December 31, 2010 and (ii) liabilities that have arisen in the ordinary and usual course of business and consistent with past practice since December 31, 2010 and which have not had or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(l) Mortgage Banking Business. The Company and each of the Company Subsidiaries have complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by the Company or any Company Subsidiary has satisfied, in all material respects (i) all Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between the Company and any Agency, Loan Investor or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan. No Agency, Loan Investor or Insurer has (x) claimed in writing that the Company or any of the Company Subsidiaries has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by the Company or any of the Company Subsidiaries to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (y) imposed in writing material restrictions on the activities (including commitment authority) of the Company or any of the Company Subsidiaries or (z) indicated in writing to the Company or any of the Company Subsidiaries that it has terminated or intends to terminate its relationship with the Company or any of the Company Subsidiaries for poor performance, poor loan quality or concern with respect to the Company’s or any of the Company Subsidiaries’ compliance with Laws.

(m) Bank Secrecy Act; Anti-Money Laundering; OFAC; and Customer Information. The Company is not aware of, has not been advised of, and, to the Knowledge of the Company, has no reason to believe that any facts or circumstances exist that would cause it or any Company Subsidiary to be deemed to be (i) not operating in compliance, in all material respects, with the Bank Secrecy Act of 1970, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the USA PATRIOT Act), any order or regulation issued by the Treasury’s Office of Foreign Assets Control (“OFAC”), or any other applicable anti-money laundering or anti-terrorist-financing statute, rule or regulation or (ii) not operating in compliance in all material respects with the applicable privacy and customer information requirements contained in any federal or state privacy Laws and regulations, including without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder. The Company is not aware of any facts or circumstances that would cause it to believe that any nonpublic customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it to undertake any material remedial action. The

Company and each of the Company Subsidiaries have adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and they have complied in all respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder. The Company will not knowingly directly or indirectly use the proceeds of the sale of the Common Shares pursuant to transactions contemplated by this Agreement, or lend, contribute or otherwise make available such proceeds to any Company Subsidiary, joint venture partner or other Person, towards any sales or operations in any country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.

(n) Certain Payments. Neither the Company nor any of the Company Subsidiaries, nor any directors, officers, nor to the Knowledge of the Company, employees or any of their Affiliates or any other Person who to the Knowledge of the Company is associated with or acting on behalf of the Company or any of the Company Subsidiaries has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment in violation of any Law to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business for the Company or any of the Company Subsidiaries, (B) to pay for favorable treatment for business secured by the Company or any of the Company Subsidiaries, or (C) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any of the Company Subsidiaries or (ii) established or maintained any fund or asset with respect to the Company or any of the Company Subsidiaries that was required by Law or GAAP to have been recorded and was not recorded in the books and records of the Company or any of the Company Subsidiaries.

(o) Absence of Certain Changes. Since December 31, 2010 and except as Previously Disclosed, (i) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary and usual course of business consistent with past practices, (ii) none of the Company or any Company Subsidiary has issued any securities (other than Common Stock and Company Options and other equity-based awards issued prior to the date of this Agreement pursuant to Benefit Plans and reflected in Section 2.2(c)) or incurred any liability or obligation, direct or contingent, for borrowed money, except borrowings in the ordinary course of business, (iii) the Company has not made or declared any distribution in cash or in kind to its shareholders or issued or repurchased any shares of its Capital Stock, (iv) no fact, event, change, condition, development, circumstance or effect has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (v) no material default (or event which, with notice or lapse of time, or both, would constitute a material default) exists on the part of the Company or any Company Subsidiary or, to the Knowledge of the Company, on the part of any other party, in the due performance and observance of any term, covenant or condition of any agreement to which the Company or any Company Subsidiary is a party and which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(p) Compliance with Laws. The Company and each Company Subsidiary have all material permits, licenses, franchises, authorizations, orders and approvals of, and have made all filings, applications and registrations with, Governmental Entities that are required in order to permit them to own or lease their properties and assets and to carry on their business as presently conducted and that are material to the business of the Company and each Company Subsidiary. The Company and each Company Subsidiary have complied in all material respects and (i) are not in default or violation in any respect of, (ii) are not under investigation with respect to, and (iii) have not been threatened to be charged with or given notice of any material violation of, any applicable material domestic (federal, state or local) or foreign law, statute, ordinance, license, rule, regulation, policy or guideline, order, demand, writ, injunction, decree or judgment of any Governmental Entity (each, a “Law”), other than such noncompliance, defaults, violations or investigations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except for statutory or regulatory restrictions of general application, restrictions applicable to recipients of funds under the Troubled Asset Relief Program, the written agreement of the Company with the Federal Reserve Bank of Richmond entered into on October 21, 2010, the Consent Order issued to the Bank by the Office of the Comptroller of the Currency (the “OCC”) on July 22, 2010, and the Prompt Corrective Action Notice issued to the Bank by the OCC on November 1, 2010 (each, individually a “Regulatory Order” and, together, the “Regulatory Orders”), no Governmental Entity has placed any material restriction on the business or properties of the Company or any of the Company Subsidiaries. As of the date hereof, the Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(q) Agreements with Regulatory Agencies. Except for the Regulatory Orders, (i) the Company and the Company Subsidiaries (A) are not subject to any cease-and-desist or other similar order or enforcement action issued by, (B) are not a party to any written agreement, consent agreement or memorandum of understanding with, (C) are not a party to any commitment letter or similar undertaking to, and (D) are not subject to any capital directive by any Governmental Authority, and (ii) since December 31, 2007, each of the Company and the Company Subsidiaries has not adopted any board resolutions at the request of, any Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business (each item in this sentence, a “Regulatory Agreement”), nor has the Company nor any of the Company Subsidiaries been advised since December 31, 2007 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement. Except as Previously Disclosed, the Company and the Company Subsidiaries are in compliance in all material respects with each Regulatory Agreement to which they are party or subject, and the Company and the Company Subsidiaries have not received any notice from any Governmental Entity indicating that either the Company or any of the Company Subsidiaries is not in compliance in all material respects with any such Regulatory Agreement.

(r) Contracts. The Company has Previously Disclosed or provided (by hard copy, electronic data room or otherwise) to the Investor or its representatives true, correct and complete copies of each of the following to which the Company or any Company Subsidiary is a party (each, a “Material Contract”):
(i) any contract or agreement relating to indebtedness for borrowed money, letters of credit, capital lease obligations, obligations secured by a Lien or interest rate or currency hedging agreements (including guarantees in respect of any of the foregoing, but in any event excluding trade payables, securities transactions and brokerage agreements arising in the ordinary course of business, intercompany indebtedness and immaterial leases for telephones, copy machines, facsimile machines and other office equipment) in excess of $250,000, except for those issued in the ordinary course of business;

(ii) any contract or agreement that constitutes a collective bargaining or other arrangement with any labor union;

(iii) any contract or agreement that is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K;

(iv) any lease or agreement under which the Company or any of the Company Subsidiaries is lessee of, or holds or operates, any property owned by any other Person with annual rent payments in excess of $250,000;

(v) any lease or agreement under which the Company or any of the Company Subsidiaries is lessor of, or permits any Person to hold or operate, any property owned or controlled by the Company or any of the Company Subsidiaries;

(vi) any contract or agreement limiting, in any material respect, the ability of the Company or any of the Company Subsidiaries to engage in any line of business or to compete, whether by restricting territories, customers or otherwise, or in any other material respect, with any Person;

(vii) any settlement, conciliation or similar agreement, the performance of which will involve payment after the Closing Date of consideration in excess of $250,000;

(viii) any contract or agreement that relates to Intellectual Property Rights (other than a license granted to the Company for commercially available software licensed on standard terms with a total replacement cost of less than $250,000);

(ix) any contract or agreement that concerns the sale or acquisition of any material portion of the Company’s business;

(x) any alliance, cooperation, joint venture, shareholders, partnership or similar agreement involving a sharing of profits or losses relating to the Company or any Company Subsidiary;

(xi) any contract or agreement involving annual payments in excess of $250,000 that cannot be cancelled by the Company or a Company Subsidiary without penalty or without more than 90 days’ notice;

(xii) any material hedge, collar, option, forward purchasing, swap, derivative or similar agreement, understanding or undertaking;

(xiii) any contract or agreement with respect to the employment or service of any current or former directors, officers, employees or consultants of the Company or any of the Company Subsidiaries other than, with respect to non-executive employees and consultants, in the ordinary course of business;

(xiv) any contract or agreement containing any (x) non-competition or exclusive dealing obligations or other obligation which purports to limit or restrict in any respect the ability of the Company or any Company Subsidiary to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or the Company Subsidiaries is or can be conducted, or (y) right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of the Company Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business; and

(xv) any material contract or agreement that would require any consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement.

Each Material Contract (A) is legal, valid and binding on the Company and the Company Subsidiaries which are a party to such contract, (B) is in full force and effect and enforceable in accordance with its terms and (C) will continue to be legal, valid, binding, enforceable, and in full force and effect in all material respects following the consummation of the transactions contemplated by the this Agreement, except in the cases of (B) and (C) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general. Neither the Company nor any of the Company Subsidiaries, nor to the Knowledge of the Company, any other party thereto is in material violation or default under any Material Contract. No benefits under any Material Contract will be increased, and no vesting of any benefits under any Material Contract will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, nor will the value of any of the benefits under any Material Contract be calculated on the basis of any of the transactions contemplated by this Agreement. The Company and the Company Subsidiaries, and to the Knowledge of the Company, each of the other parties thereto, have performed in all material respects all material obligations required to be performed by them under each Material Contract, and to the Knowledge of the Company, no event has occurred that with notice or lapse of time would constitute a material breach or default or permit termination, modification, or acceleration, under the Material Contracts.

(s) Insurance. The Company and each of the Company Subsidiaries are presently insured, and have been insured for at least the past five years, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the policies, bonds and other arrangements providing for the foregoing (the “Company Insurance Policies”) are in full force and effect, the premiums due and payable thereon have been or will be timely paid through the Closing Date, and there is no material breach or default (and no condition exists or event has occurred that, with the giving of notice or lapse of time or both, would constitute such a material breach or default) by the Company or any of the Company Subsidiaries under any of the Company Insurance Policies or, to the Knowledge of the Company, by any other party to the Company Insurance Policies. Neither the Company nor any of the Company Subsidiaries has received any written notice of cancellation or non-renewal of any Company Insurance Policy nor, to the Knowledge of the Company, is the termination of any such policies threatened in writing by the insurer, and there is no material claim for coverage by the Company, or any of the Company Subsidiaries, pending under any of such Company Insurance Policies as to which coverage has been denied or disputed by the underwriters of such Company Insurance Policies or in respect of which such underwriters have reserved their rights.

(t) Title. The Company and the Company Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and valid title to all material personal property owned by them, in each case free and clear of all Liens, except for Liens which do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any Company Subsidiary. Any real property and facilities held under lease by the Company or the Company Subsidiaries are valid, subsisting and enforceable leases with such exceptions that are not material and do not interfere with the use made and proposed to be made of such property and facilities by the Company or the Company Subsidiaries.

(u) Intellectual Property Rights. The Company and the Company Subsidiaries own or possess adequate rights or licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, trade secrets and other intellectual property rights (“Intellectual Property Rights”) used in or necessary to conduct their businesses as conducted on the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, no product or service of the Company or the Company Subsidiaries infringes the Intellectual Property Rights of others. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and the Company Subsidiaries have not received notice of any claim being made or brought, or, to the Knowledge of the Company, being threatened, against the Company or any of the Company Subsidiaries regarding (i) their Intellectual Property Rights, or (ii) that the products or services of the Company or the Company Subsidiaries infringe the Intellectual Property Rights of others. To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to any of the foregoing claims. The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation used in the business of the Company and the Company Subsidiaries (the “IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with the business. To the Knowledge of the Company, no person has gained unauthorized access to the IT Assets. The Company and the Company Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices. The Company and the Company Subsidiaries take reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of customer, employee and other confidential information. The Company and the Company Subsidiaries have complied in all material respects with all internet domain name registrations and other requirements of internet domain registrars concerning internet domain names that are used in and material to the business.

(v) Employee Benefits.

(i) Section 2.2(v) of the Disclosure Schedule sets forth a correct and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, under which (A) any current or former employee, officer, director or consultant of the Company or any of the Company Subsidiaries (the “Company Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company or any of the Company Subsidiaries or (B) the Company or any Company Subsidiary has had or has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Benefit Plans.”

(ii) With respect to each Benefit Plan, the Company has provided to the Investor a current, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and other written communications, other than individual pension benefit statements provided in accordance with Section 105 of ERISA, (or a description of any oral communications) by the Company and the Company Subsidiaries to the Company Employees or other beneficiaries concerning the extent of the benefits provided under a Benefit Plan; (D) a summary of any proposed material amendments or material changes anticipated to be made to the Benefit Plans at any time within the twelve months immediately following the date hereof; and (E) for the three most recent years (x) the Form 5500 and attached schedules, (y) audited financial statements and (z) actuarial valuation reports.

(iii) (A) Each Benefit Plan has been established and administered in all material respects in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other Laws; (B) each Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (C) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability has occurred with respect to any Benefit Plan, no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has been engaged in by the Company or any Company Subsidiary with respect to any Benefit Plan that has or is expected to result in any material liability, no failure by any Benefit Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Benefit Plan, whether or not waived, has occurred, and no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any Company Subsidiary with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code; (D) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any Company Subsidiary; (E) for each Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form 5500 since the end of the period covered by such Form 5500; (F) except as expressly contemplated by this Agreement, there is no present intention that any Benefit Plan be materially amended, suspended or terminated, or otherwise modified to change benefits (or the levels thereof) in a manner that results in an increased cost to the Company or any Company Subsidiary (other than an immaterial increase in administrative costs) under any Benefit Plan at any time within the twelve months immediately following the date hereof; and (G) the Company and the Company Subsidiaries have not incurred any current or projected liability under any Benefit Plan (or any other plan or arrangement to which the Company or a Company Subsidiary is a party) in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of the Company or the Company Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other Laws.

(iv) With respect to each of the Benefit Plans that is not a multiemployer plan within the meaning of Section 4001(a)(iii) of ERISA but is subject to Title IV of ERISA, as of the Closing Date, the assets of each such Benefit Plan are at least equal in value to the present value of the accrued benefits (vested and unvested) of the participants in such Benefit Plan on a termination and projected benefit obligation basis, based on the actuarial methods and assumptions indicated in the most recent applicable actuarial valuation reports.

(v) No Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(iii) of ERISA or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. Neither the Company nor any member of any organization which is a member of a controlled group of organizations within the meaning of Section 414(b), (c), (m) or (o) of the Code has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan.

(vi) With respect to any Benefit Plan, (A) no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims, (C) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein and (D) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending, in progress (including, without limitation, any routine requests for information from the PBGC) or, to the Knowledge of the Company, threatened. With respect to each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no Benefit Plan has failed to satisfy minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA), whether or not waived; and (ii) there has been no determination that any Benefit Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA).

(vii) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, taking into account any other related event, including the Other Private Placements, could (A) result in any payment (including severance, unemployment compensation or “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of the Company or any Company Subsidiaries from the Company or any of the Company Subsidiaries under any Benefit Plan or otherwise, (B) increase any compensation or benefits otherwise payable under any Benefit Plan, (C) result in any acceleration of the time of payment or vesting of any such benefits, (D) require the funding or increase in the funding of any such benefits (through a grantor trust or otherwise), (E) result in any limitation on the right of the Company or any of the Company Subsidiaries to (1) amend, merge or terminate any Benefit Plan or related trust or (2) receive a reversion of assets from any Benefit Plan or related trust, or (F) result in payments under any of the Benefit Plans or otherwise which would not be deductible under Section 280G of the Code. Neither the Company nor any of the Company Subsidiaries has taken, or permitted to be taken, any action that required, and no circumstances exist that will require, the funding, or the increase in the funding, of any benefits under any Benefit Plan or resulted, or will result, in any limitation on the right of the Company or any of the Company Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust.

(viii) Each Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the Internal Revenue Service. No compensation payable by the Company or any of the Company Subsidiaries has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code.

(ix) The Company and the Company Subsidiaries have complied in full with the TARP Standards for Compensation and Corporate Governance and all other applicable Laws promulgated with respect thereto or otherwise relating to the United States Department of the Treasury’s Troubled Asset Relief Program (TARP) Capital Purchase Program (including without limitation obtaining any waivers of rights to compensation and benefits from such senior executive officers and other employees as may be necessary to comply with the TARP Capital Purchase Program).

(w) Environmental Laws. The Company and the Company Subsidiaries (i) are in compliance with any and all Environmental Laws, (ii) have received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct their business, (iii) are in compliance with all terms and conditions of any such permit, license or approval, (iv) have not owned or operated any property that has been contaminated with any Hazardous Substance that would reasonably be expected to result in liability pursuant to any Environmental Law, (v) to the Knowledge of the Company, are not liable for Hazardous Substance disposal or contamination on any third party property, (vi) have not received any notice, demand, letter, claim or request for information indicating that it may be in violation of or subject to liability under any Environmental Law and (vii) are not subject to any circumstances or conditions that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any property in connection with any Environmental Law, except where, in each of the foregoing clauses, the failure to so comply would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(x) Taxes.

(i) All income and other material Tax Returns required to be filed by, or on behalf of, the Company or the Company Subsidiaries have been timely filed or will be timely filed or a proper extension of the required time for filing has been or will be obtained, in accordance with all Laws, and all such Tax Returns are, or shall be at the time of filing, complete and correct in all material respects. The Company and the Company Subsidiaries have timely paid all material Taxes due and payable (whether or not shown on such Tax Returns), or, where payment is not yet due, have made adequate provisions in accordance with GAAP. There are no Liens with respect to Taxes upon any of the assets or properties of either the Company or the Company Subsidiaries other than with respect to Taxes not yet due and payable.

(ii) No deficiencies for any material Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of the Company or the Company Subsidiaries, and there is no outstanding audit, assessment, dispute or claim concerning any material Tax liability of the Company or the Company Subsidiaries. No written claim has ever been made by any Governmental Entity in a jurisdiction where neither the Company nor any of the Company Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(iii) Neither the Company nor the Company Subsidiaries (A) are or have ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a joint, combined, unitary or consolidated Tax Return or (B) have any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract, or otherwise.

(iv) None of the Company or the Company Subsidiaries are party to, are bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(v) None of the Company or the Company Subsidiaries have been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(vi) All material Taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to the Company or the Company Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority, other than Taxes being contested in good faith and for which adequate reserves have been made in the Company’s Financial Statements. The Company and the Company’s Subsidiaries have complied with all applicable information reporting requirements in all material respects.

(vii) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to the Company or the Company’s Subsidiaries. Neither the Company nor any of the Company Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations that is still in effect with respect to, or any extension of a period for the assessment of, any Tax. The Disclosure Schedule sets forth the tax year through which the statute of limitations has run in respect of material Tax Liabilities of the Company and the Company Subsidiaries for U.S. federal, state, local and foreign Taxes.

(viii) Neither the Company nor any of the Company Subsidiaries has engaged in any transaction that could give rise to (A) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (B) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (C) disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations thereunder.

(ix) Except as may result from the transactions contemplated by this Agreement and the other Agreements, including without limitation the transactions described in the Recitals hereto, (A) none of the net operating loss carryforwards, unrealized built-in losses, tax credits, or capital loss carryforwards for U.S. federal income tax purposes of the Company or any Company Subsidiary is, as applicable, currently subject to limitation under Section 382 or 383 of the Code or Treasury Regulations Section 1.1502-15 or -21 or otherwise, (B) all of the Common Stock is owned by a single “direct public group” (within the meaning of Treasury Regulation Section 1.382-2T(j)(2)(ii) and (C) there are no “5-percent shareholders” (within the meaning of Section 382(k)(7) of the Code and the Treasury Regulations promulgated thereunder) of Common Stock, nor have there been any such shareholders within the past three years. The Company has no reason to believe that the opinion from KPMG LLP delivered pursuant to Section 1.2(c)(ii)(L) is incorrect.

(y) Labor.

(i) Employees of the Company and the Company Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees. No labor organization or group of employees of the Company or any Company Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, nor have there been in the last three years. There are no strikes, work stoppages, slowdowns, labor picketing lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or any Company Subsidiary, nor have there been any for the last three years.

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all (i) federal and state Laws and requirements respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation and the collection and payment of withholding and/or payroll taxes and similar taxes and (ii) obligations of the Company and the Company Subsidiaries, as applicable, under any employment agreement, severance agreement or any similar employment related agreement or understanding.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no charge or complaint pending or, to the Knowledge of the Company, threatened before any Governmental Entity alleging unlawful discrimination in employment practices, unfair labor practices or other unlawful employment practices by the Company or any Company Subsidiary.

(z) Brokers and Finders. Except for Sandler O’Neill & Partners, L.P. and Raymond James & Associates, Inc. (together, the “Placement Agents”), and the fees payable thereto (which fees are to be paid by the Company), neither the Company nor any of its officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby. Copies of the Company’s agreements with each of the Placement Agents have been made available to the Investor.

(aa) Loan Portfolio. The characteristics of the loan portfolio of the Company have not materially and adversely changed from the characteristics of the loan portfolio as of December 31, 2010.

(bb) Offering of Securities. Neither the Company nor any Person acting on its behalf has taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Common Shares to be issued pursuant to this Agreement under the Securities Act and the rules and regulations of the SEC promulgated thereunder) which would subject the offering, issuance or sale of any of such securities to the registration requirements of the Securities Act. Neither the Company nor any Person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Common Shares pursuant to the transactions contemplated by this Agreement. Assuming the accuracy of the Investor’s representations and warranties set forth in this Agreement, no registration under the Securities Act is required for the offer and sale of the Common Shares by the Company to the Investor.

(cc) Investment Company Status. The Company is not, and upon consummation of the transactions contemplated by this Agreement will not be, an “investment company,” a company controlled by an “investment company” or an “affiliated Person” of, or “promoter” or “principal underwriter” of, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

(dd) Affiliate Transactions. No officer, director, five percent (5%) shareholder or other Affiliate of the Company (or any Company Subsidiary), or any individual who, to the Knowledge of the Company, is related by marriage or adoption to or shares the same home as any such Person, or any entity which, to the Knowledge of the Company, is controlled by any such Person (collectively, an “Insider”), is a party to any contract or transaction with the Company (or any Company Subsidiary) which pertains to the business of the Company (or any Company Subsidiary) or has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the business of the Company (or any Company Subsidiary). The foregoing representation and warranty does not cover deposits at the Company (or any Company Subsidiary) or loans of $250,000 or less made in the ordinary course of business in compliance with Regulation O and other applicable Law.

(ee) Anti-Takeover Provisions Not Applicable. The Board of Directors has taken all necessary action to ensure that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will be exempt from any anti-takeover or similar provisions of the Company’s articles of incorporation and bylaws, and any other provisions of any applicable “moratorium,” “control share,” “fair price,” “interested shareholder” or other anti-takeover Laws and regulations of any jurisdiction.

(ff) Issuance of the Securities. The issuance of the Common Shares in connection with the transactions contemplated by this Agreement has been duly authorized (other than the Requisite Shareholder Votes) and such Common Shares, when issued and paid for in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and nonassessable and free and clear of all Liens, other than restrictions on transfer provided for or contemplated in this Agreement or imposed by applicable securities Laws, and shall not be subject to preemptive or similar rights.

(gg) Information Supplied. None of the information provided by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by the Company in connection with the issuance of Common Stock in the Granite Merger (including any amendments or supplements, the “Form S-4”) will, at the time when the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information provided by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Proxy Statement and the proxy statement relating to the Granite shareholders’ meeting to approve the Granite Merger, if any (the “Granite Shareholders’ Meeting”) (such proxy statements together, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting and the Granite Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement (other than the portion thereof relating solely to the Granite Shareholders’ Meeting) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

(hh) Disclosure Requirements. The Company shall be solely responsible for preparing and disseminating adequate disclosure documents for the Other Investors in connection with any Other Private Placements. Such disclosure documents shall not, at the time they are so disseminated, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading.

(ii) Rights Plan. The Board of Directors has approved and adopted the Tax Benefits Preservation Plan (including the Amendment to Tax Benefits Preservation Plan) set forth in Section 2.2(ii) of the Disclosure Schedule (as amended, the “Rights Plan”) and has instructed the officers of the Company to take such steps as are necessary or advisable to implement and put into effect the Rights Plan as soon as practicable after the date of this Agreement.

2.3 Representations and Warranties of the Investor. Except as Previously Disclosed, the Investor hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date (except for the representations and warranties that are as of a specific date which shall be made as of that date) that:

(a) Organization and Authority. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and where failure to be so qualified would be reasonably expected to materially and adversely impair or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(b) Authorization; No Conflicts.

(i) The Investor has the necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by its board of directors, general partner or managing members, investment committee, investment adviser or other authorized person, as the case may be, and no further approval or authorization by any of its shareholders, partners or other equity owners, as the case may be, is required. This Agreement has been duly and validly executed and delivered by the Investor and, assuming due authorization, execution and delivery by the Company, is the valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(ii) Neither the execution, delivery and performance by the Investor of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by the Investor with any of the provisions hereof, will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Liens upon any of the properties or assets of the Investor under any of the terms, conditions or provisions of (1) its articles of incorporation or bylaws, its certificate of limited partnership or partnership agreement or its similar governing documents or (2) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Investor is a party or by which the Investor may be bound, or to which the Investor or any of the properties or assets of the Investor may be subject, or (B) subject to compliance with the statutes and regulations referred to in the next paragraph (and assuming the correctness of the representations and warranties of the Company), violate any Law applicable to the Investor or any of its properties or assets except in the case of clauses (A)(2) and (B) for such violations, conflicts and breaches as would not reasonably be expected to materially adversely affect the Investor’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.

(c) Governmental Consents. Assuming the correctness of the representations and warranties of the Company contained herein, no Governmental Consents are necessary to be obtained by the Investor for the execution and delivery of this Agreement or for the purchase by the Investor of the Common Shares pursuant to this Agreement.

(d) Purchase for Investment. The Investor acknowledges that the Common Shares have not been registered under the Securities Act or under any state securities laws. The Investor understands that it is acquiring the Common Shares pursuant to an exemption from registration under the Securities Act and other applicable securities laws, and it (i) is acquiring the Common Shares solely for investment with no present intention to distribute any of the Common Shares to any Person, (ii) will not sell or otherwise dispose of any of the Common Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws, (iii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Common Shares and of making an informed investment decision and (iv) is an “accredited investor” (as that term is defined by Rule 501 of the Securities Act).

(e) Brokers and Finders. Neither the Investor, nor its respective Affiliates nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Investor in connection with this Agreement or the transactions contemplated hereby. The Investor acknowledges that it is purchasing the Common Shares directly from the Company and not from any Placement Agent.

(f) Investment Decision. The Investor, or the duly appointed investment manager to the Investor (the “Investment Manager”), if applicable, has independently evaluated the merits of its decision to purchase the Common Shares pursuant to this Agreement, and the Investor confirms that neither it, nor its Investment

Manager (if applicable), has relied on the advice of any other person’s business and/or legal counsel in making such decision. The Investor understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Common Shares constitutes legal, tax or investment advice. The Investor has consulted such accounting, legal, tax and investment advisors as it has deemed necessary or appropriate in connection with its purchase of the Common Shares. The Investor understands that the Placement Agents have acted solely as the agent of the Company in this placement of the Common Shares and the Investor has not relied on the business or legal advice of the Placement Agents or any of its agents, counsel or Affiliates in making its investment decision hereunder, and confirms that none of such Persons has made any representations or warranties to the Investor in connection with the transactions contemplated by this Agreement. Except for this Agreement, there are no agreements or understandings with respect to the transactions contemplated by this Agreement between the Investor or any of its Affiliates, on the one hand, and (i) any of the Other Investors or any of their respective Affiliates, (ii) the Company or (iii) the Company Subsidiaries, on the other hand.

(g) Financial Capability. At the Closing, the Investor shall have available funds necessary to consummate the Closing on the terms and conditions contemplated by this Agreement.

(h) Ownership. Neither the Investor nor any of its Affiliates (as such term is defined in the Rights Plan) directly or indirectly owns any stock of the Company or of Granite (other than stock purchased pursuant to this Agreement).

(i) Access to Information. The Investor acknowledges that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Common Shares and the merits and risks of investing in the Common Shares; (ii) access to information about the Company and the Company Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the Investment; and (iv) the opportunity to ask questions of management.

(j) No Reliance. The Investor has not relied on any representation or warranty in connection with the Investment other than those contained in this Agreement.

(k) No Coordinated Acquisition. The Investor (i) is not affiliated with Carlyle or Oak Hill (each of Carlyle and Oak Hill, for purposes of this section only, a “Lead Investor”), (ii) reached its decision to invest in the Common Shares independently from any Lead Investor and any other Person known by the Investor to be a potential investor in the Company, other than any Affiliates of the Investor that are also investing in the Other Private Placements (any such person, a “Potential Investor”), (iii) is not advised or managed by an advisor or manager that advises or manages any Lead Investor or any other Potential Investor, other than any Affiliates of the Investor that are also investing in the Other Private Placements, (iv) has not entered into any agreement or understanding with any Lead Investor or any other Potential Investor to act in concert for the purpose of exercising a controlling influence over the Company or any Company Subsidiaries, including, but not limited to, any agreements or understandings regarding the voting or transfer of shares of the Company, (v) has not shared due diligence materials prepared by such Investor or any of its advisors or representatives with respect to the Company or any Company Subsidiaries with any Lead Investor or any other Potential Investor, (vi) has not been induced, nor has induced any Lead Investor or any other Potential Investor, to enter into the transactions contemplated by this Agreement, (vii) was not notified of or provided the opportunity to enter into the transactions contemplated by this Agreement pursuant to the terms of any agreement or informal understanding with any Lead Investor or any other Potential Investor and was not required by the terms of any agreement or informal understanding to so notify any Lead Investor or other Potential Investor, (viii) is not a party to any formal or informal understanding with any Lead Investor or other Potential Investor to make a coordinated acquisition of stock of the Company, and the investment decision of the Investor is not based on the investment decision of any Lead Investor or any other Potential

Investor, (ix) is not a party to any formal or informal agreement or understanding concerning the appointment of any individual to the Board of Directors, (x) will not, by reason of the Investment, file, be required to file, or be required to be included in a Schedule 13D or Schedule 13G pursuant to the United States federal securities laws, (xi) has not engaged as part of a group consisting of substantially the same entities as the Potential Investors, in substantially the same combination of interests, in any additional banking or nonbanking activities or business ventures in the United States, and (xii) will not pay any Lead Investor or any other Potential Investor any fee in connection with the transactions contemplated hereby. The Investor does not presently hold any capital stock of the Company.

(l) Offering of Securities. To the Investor’s knowledge, the Investor was not contacted by means of any general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer and sale of the Common Shares to be purchased pursuant to this Agreement.

ARTICLE 3

COVENANTS

3.1 Confidentiality. The Investor acknowledges that the information being provided to it in connection with the transactions contemplated hereby is subject to the terms of the confidentiality agreement heretofore entered into between the Investor and the Company (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.

3.2 Avoidance of Control.

(a) Notwithstanding anything to the contrary in this Agreement, the Company shall not, and shall cause the Company Subsidiaries not to take any action (including any redemption, repurchase, or recapitalization of Common Stock, or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock in each case, where the Investor is not given the right to participate in such redemption, repurchase or recapitalization to the extent of the Investor’s pro rata proportion), that would cause the Investor’s ownership of Voting Securities (together with the ownership by the Investor’s Affiliates (as such term is used under the BHC Act) of Voting Securities) to increase to an amount in excess of 4.99% of any class of Voting Securities; provided, however, that the Company shall not be deemed to have violated this Section 3.2(a) if it has given the Investor the opportunity to participate in such redemption, repurchase or recapitalization to the extent of the Investor’s pro rata proportion on the same terms as the other participants in such redemption, repurchase or recapitalization and the Investor fails to so participate; provided further, however, that if any such redemption, repurchase or recapitalization would result in per share proceeds to the Investor of less than the Purchase Price, the Company and the Investor will cooperate in good faith to take such actions as are necessary or advisable to negate any adverse effects arising from the Investor’s ownership of Voting Securities exceeding 4.99%, including without limitation, with respect to the number of shares of Voting Securities the Investor holds in excess of 4.99% of such class of Voting Securities, the exchange of nonvoting capital stock for such Voting Securities or the Investor’s grant to the Company of a proxy to vote such Voting Securities.

(b) The Investor shall not, and shall cause its Affiliates not to, take, permit or allow any action that would cause (i) any Company Subsidiary to become a “commonly controlled insured depository institution” (as that term is defined for purposes of 12 U.S.C. §1815(e), as may be amended or supplemented from time to time, and any successor thereto) with respect to any institution that is not a direct or indirect Company Subsidiary or (ii) the Investor’s ownership of Voting Securities (together with the ownership by the Investor’s Affiliates (as such term is used under the BHC Act) of Voting Securities) to exceed 4.99% of any class of Voting Securities.

(c) In the event that either party hereto breaches its obligations under this Section 3.2 or believes that it is reasonably likely to breach such obligations, it shall notify the other party as promptly as practicable and shall cooperate in good faith with such other party to modify any ownership or other arrangements or take any other action, in each case, as is necessary to cure or avoid such breach.

3.3 Reasonable Best Efforts. Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other parties hereto in doing all things necessary, proper or advisable under Laws to consummate and make effective the transactions contemplated hereby, including but not limited to: (a) the satisfaction of the conditions precedent to the obligations of the parties hereto; (b) the obtaining of applicable Governmental Consents, and consents, waivers and approvals of any third parties; (c) the defending of any claim, action, suit, investigation or proceeding, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder; and (d) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably request in order to carry out the intent of this Agreement.

3.4 Preemptive Rights.

(a) Sale of New Securities. After the Closing, until the later of the second anniversary of the Closing Date and the date on which the Investor no longer owns, in the aggregate together with its Affiliates, either (A) all shares purchased by the Investor pursuant to this Agreement or (B) at least one and one-half percent (1.5%) of the outstanding Common Shares (before giving effect to any issuances triggering provisions of this Section 3.4), at any time that the Company proposes to make any public or nonpublic offering or sale of any equity (including Common Stock, preferred stock or restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component (such as an equity “kicker”) (including any hybrid security) (any such security, a “New Security”), other than the issuance and sale of securities (i) in connection with the Warrant Offering, (ii) upon conversion of convertible securities issued in compliance with this Section 3.4, (iii) to employees, officers, directors or consultants of the Company pursuant to employee benefit plans or compensatory arrangements approved by the Board of Directors (including upon the exercise of employee stock options granted pursuant to any such plans or arrangements), (iv) pursuant to the Rights Plan or any other rights plan, (v) in connection with the exercise of the TARP Warrant, or (vi) as consideration in connection with any bona fide, arm’s length, direct or indirect merger, acquisition or similar transaction or joint venture, strategic alliance, license agreement or other similar commercial transactions, including, for the avoidance of doubt, the Granite Merger, the Investor shall first be afforded the opportunity to acquire from the Company for the same price (except that, to the extent permitted by Law and the articles of incorporation and bylaws of the Company, the Investor may elect to receive such securities in nonvoting form, convertible into Voting Securities in a widely dispersed offering) and on the same terms as such securities are proposed to be offered to others, up to the amount of such New Securities to be offered in the aggregate required to enable it to maintain its proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities. The New Securities that the Investor shall be entitled to purchase in the aggregate shall be determined by multiplying (x) the total number or principal amount of such offered New Securities by (y) a fraction, the numerator of which is the number of Common Shares held by the Investor (assuming full conversion or exercise of any securities convertible into or exercisable for Common Stock) and the denominator of which is the number of shares of Common Stock then outstanding (assuming full conversion or exercise of any securities convertible into or exercisable for Common Stock and before giving effect to any issuances triggering the provisions of this Section 3.4). Notwithstanding anything herein to the contrary, in no event shall the Investor have the right to purchase New Securities pursuant to this Section 3.4 to the extent that such purchase would result in the Investor exceeding the ownership limitations set forth in Section 3.2. Notwithstanding anything to the contrary herein, the provisions of this Section 3.4 shall not be applicable to any New Securities offered or issued at the written direction of the applicable banking regulator of the Company or any insured depository institution subsidiary of the Company.

(b) Notice. In the event the Company proposes to offer or sell New Securities that are subject to the Investor’s rights under Section 3.4(a), it shall give the Investor written notice of its intention, specifying the price (or range of prices), anticipated amount of securities, timing and other terms upon which the Company proposes to offer the same (including, in the case of a registered public offering and to the extent possible, a copy of the prospectus included in the registration statement filed with respect to such offering), at least fifteen (15) Business Days prior to the proposed offer, issuance or sale. The Investor shall have ten (10) Business Days from the date of receipt of such a notice to notify the Company in writing that it intends to exercise its rights provided in this Section 3.4 and as to the amount of New Securities the Investor desires to purchase, up to the maximum amount calculated pursuant to Section 3.4(a). Such notice shall constitute a nonbinding agreement of the Investor to purchase the amount of New Securities so specified at the price and other terms set forth in the Company’s notice to it. The failure of the Investor to respond within such ten (10) Business Day period shall be deemed to be a waiver of the Investor’s rights under this Section 3.4 only with respect to the offering described in the applicable notice.

(c) Purchase Mechanism. If the Investor exercises its rights provided in this Section 3.4, the closing of the purchase of the New Securities with respect to which such right has been exercised shall take place within thirty (30) days after the giving of notice of such exercise; provided that, if such issuance is subject to regulatory approval, such thirty (30)-day period shall be extended until the expiration of ten (10) Business Days after all such approvals have been received, but in no event later than 90 days from the date of the Company’s initial notice pursuant to Section 3.4(b). Each of the Company and the Investor agrees to use commercially reasonable efforts to secure any regulatory or shareholder approvals or other consents, and to comply with any Law necessary in connection with the offer, sale and purchase of such New Securities.

(d) Failure of Purchase. In the event the Investor fails to exercise its rights provided in this Section 3.4 within the ten (10) Business Day period described in Section 3.4(b) or, if so exercised, the Investor is unable to consummate such purchase within the time period specified in Section 3.4(c) because of its failure to obtain any required regulatory or shareholder consent or approval, the Company shall thereafter be entitled (during the period of ninety (90) days following the conclusion of the applicable period) to sell or enter into an agreement (pursuant to which the sale of the New Securities covered thereby shall be consummated, if at all, within ninety (90) days from the date of said agreement) to sell the New Securities not elected to be purchased pursuant to this Section 3.4 or that the Investor is unable to purchase because of such failure to obtain any such consent or approval, at a price and upon terms, taken together in the aggregate, no more favorable to the purchasers of such New Securities than were specified in the Company’s notice to the Investor. Notwithstanding the foregoing, if such sale is subject to the receipt of any regulatory or shareholder approval or consent or the expiration of any waiting period, the time period during which such sale may be consummated shall be extended until the expiration of ten (10) Business Days after all such approvals or consents have been obtained or waiting periods expired, but in no event shall such time period exceed one hundred twenty (120) days from the date of the applicable agreement with respect to such sale. In the event the Company has not sold the New Securities or entered into an agreement to sell the New Securities within said ninety (90)-day period (or sold and issued New Securities in accordance with the foregoing within ninety (90) days from the date of said agreement (as such period may be extended in the manner described above for a period not to exceed one hundred twenty (120) days from the date of said agreement)), the Company shall not thereafter offer, issue or sell such New Securities without first offering such securities to the Investor in the manner provided above.

(e) Non-Cash Consideration. In the case of the offering of securities for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors; provided, however, that such fair value as reasonably determined by the Board of Directors shall not exceed the aggregate market price of the securities being offered as of the date the Board of Directors authorizes the offering of such securities.

(f) Cooperation. The Company and the Investor shall cooperate in good faith to facilitate the exercise of the Investor’s rights under this Section 3.4, including securing any required approvals or consents.

3.5 Most Favored Nation.

(a) Investors Other Than Carlyle and Oak Hill. During the period from April 26, 2011 through the Closing, the Company shall not provide to any investors in the Other Private Placements, or any other capital raising transaction occurring during that period (excluding Carlyle and Oak Hill), contract terms, rights or benefits more favorable, in form or substance, than those provided herein in connection with the Investment, unless the Investor is also provided with such terms, rights and benefits.

(b) Carlyle and Oak Hill. During the period from April 26, 2011 through the Closing, the Company shall not (i) amend the terms of either Investment Agreement to decrease the purchase price per share of Common Stock to be paid by Carlyle and/or Oak Hill or add additional securities as consideration for the payment of such purchase price per share, or (ii) except as set forth in the Investment Agreements as amended through June 16, 2011, provide or agree to provide any other financial benefit to Carlyle or Oak Hill, unless the Investor is also provided with such terms, rights and benefits.

3.6 Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) that are required to be paid in connection with the sale and transfer of the Common Shares to be sold to the Investor hereunder will be, or will have been, fully paid or provided for by the Company, and all Laws imposing such taxes will be or will have been complied with.

3.7 Legend.

(a) The Investor agrees that all certificates or other instruments representing the Common Shares subject to this Agreement shall bear a legend substantially to the following effect, until such time as they are not required under Section 3.7(b):

“THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

(b) Upon request of the Investor, the Company shall promptly cause such legend to be removed from any certificate for any Common Shares to be so transferred if (i) such Common Shares are being transferred pursuant to a registration statement in effect thereto or (ii) such Common Shares are being transferred pursuant to an exemption from registration under the Securities Act and applicable state laws subject to receipt by the Company of an opinion of counsel for the Investor reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state laws. The Investor acknowledges that the Common Shares have not been registered under the Securities Act or under any state securities laws and agrees that it shall not sell or otherwise dispose of any of the Common Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws.

3.8 Registration Rights.

(a) Registration.

(i) Subject to the terms and conditions of this Agreement, the Company covenants and agrees that as promptly as practicable after (and in any event no more than thirty (30) days after) the Closing Date (the “Filing Deadline”), the Company shall have prepared and filed with the SEC one or more Shelf Registration Statements covering the resale of all of the Registrable Securities (or, if permitted by the rules of the SEC, otherwise designate an existing Shelf Registration Statement filed with the SEC to cover such Registrable Securities), and, to the extent the Shelf Registration Statement has not theretofore been declared effective or is not automatically effective upon such filing, the Company shall use reasonable best efforts to cause such Shelf Registration Statement to be declared or become effective as soon as practicable (and in any event no later than the Effectiveness Deadline) and to keep such Shelf Registration Statement continuously effective and in compliance with the Securities Act and usable for resale of such Registrable Securities until the date that is six months from the Closing Date (the “Registration Termination Date”) (including by refiling such Shelf Registration Statement (or a new Shelf Registration Statement) if the initial Shelf Registration Statement expires); provided, however, that in the event that the Company breaches its obligations under Section 3.8(i)(i), the Registration Termination Date shall be extended until the earlier of the time at which the Company cures such breach and the date that is one year from the Closing Date. The Company shall register the resale of the Registrable Securities on Form S-1 or such other form it is eligible to use.

(ii) Any registration pursuant to Section 3.8(a)(i) shall be effected by means of an offering to be made on a continuous basis under the Securities Act (a “Shelf Registration Statement”) in accordance with the methods and distribution set forth in the Shelf Registration Statement and Rule 415.

(iii) If the Company proposes to register any of its securities, whether or not for its own account (including, without limitation, pursuant to the exercise by any Lead Investor of its demand registration rights pursuant to Section 3.13(a)(ii) of the applicable Investment Agreement), other than (x) a registration pursuant to Section 3.8(a)(i), (y) a registration pursuant to Section 3.13(a)(i) of an Investment Agreement that is not in connection with an underwritten offering or (z) a Special Registration, and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company shall give prompt written notice to the Investor and all other Holders of its intention to effect such a registration (but in no event less than ten (10) Business Days prior to the anticipated filing date) and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) Business Days after the date of the Company’s notice (a “Piggyback Registration”). Any such person that has made such a written request may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter, if any, on or before the fifth Business Day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 3.8(a)(iii) prior to the effectiveness of such registration, whether or not the Investor or any other Holders have elected to include Registrable Securities in such registration.

(iv) If the registration referred to in Section 3.8(a)(iii) is proposed to be underwritten, the Company shall so advise the Investor and all other Holders as a part of the written notice given pursuant to Section 3.8(a)(iii). In such event, the right of the Investor and all other Holders to registration pursuant to this Section 3.8(a) shall be conditioned upon such persons’ participation in such underwriting and the inclusion of such persons’ Registrable Securities in the underwriting, and each such person shall (together with the Company and the other persons distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. If any participating person disapproves of the terms of the underwriting, such Person may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the Investor.

(v) In the event that a Piggyback Registration under Section 3.8(a)(iii) relates to an underwritten offering and the managing underwriters advise the Company that in their reasonable opinion the number of securities requested to be included in such offering exceeds the number which can be sold without adversely affecting the marketability of such offering (including an adverse effect on the per share offering price), the Company shall include in such registration or prospectus only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities shall be so included in the following order of priority: (1) first, solely in the case of a Piggyback Registration under Section 3.8(a)(iii) relating to a primary offering on behalf of the Company, any securities the Company proposes to sell for its own account, (2) second, Common Stock and other securities of the Company held by the Treasury, (3) third, Registrable Securities of the Holders and securities of all other holders of Common Shares who have requested registration of securities pursuant to the Agreements, pro rata on the basis of the aggregate number of such securities or shares owned by each such Person, and (4) fourth, any other securities of the Company that have been requested to be so included, subject to the terms of the Transaction Documents.

(b) Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance hereunder shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder shall be borne by the Holders selling in such registration pro rata on the basis of the aggregate number of securities or shares being sold.

(c) Obligations of the Company. The Company shall use its reasonable best efforts, for so long as there are Registrable Securities outstanding, to take such actions as are under its control to not become an ineligible issuer (as defined in Rule 405 under the Securities Act). In addition, whenever required to effect the registration of any Registrable Securities or facilitate the distribution of Registrable Securities pursuant to an effective Shelf Registration Statement, the Company shall, as expeditiously as reasonably practicable:

(i) file a final prospectus with the SEC, as required by Rule 424(b) under the Securities Act;

(ii) provide to each Holder a copy of any disclosure regarding the plan of distribution of the selling Holders, in each case, with respect to such Holder, at least three (3) Business Days in advance of any filing with the SEC of any registration statement or any amendment or supplement thereto that includes such information;

(iii) prepare and file with the SEC a prospectus supplement with respect to a proposed offering of Registrable Securities pursuant to an effective registration statement and, subject to this Section 3.8(c), keep such registration statement effective or such prospectus supplement current;

(iv) prepare and file with the SEC such amendments and supplements to the applicable registration statement and the prospectus or prospectus supplement used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(v) furnish to the Holders and any underwriters such number of correct and complete copies of the applicable registration statement and each such amendment and supplement thereto (including in each case all exhibits) and of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned or to be distributed by them;

(vi) use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders or any managing underwriter(s), to keep such registration or qualification in effect for so long as such registration statement remains in effect, and to take any other action which may be reasonably necessary to enable such seller to consummate the disposition in such jurisdictions of the securities owned by such Holder; provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(vii) notify each Holder of Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the applicable prospectus, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (which notice shall not contain any material non-public information);

(viii) give prompt written notice to the Holders (which notice shall not contain any material, non-public information):

(A) when any registration statement filed pursuant to Section 3.8(a) or any amendment thereto has been filed with the SEC (except for any amendment effected by the filing of a document with the SEC pursuant to the Exchange Act) and when such registration statement or any post-effective amendment thereto has become effective;

(B) of any request by the SEC for amendments or supplements to any registration statement or the prospectus included therein or for additional information;

(C) of the issuance by the SEC of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose;

(D) of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of the Common Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(E) of the happening of any event that requires the Company to make changes in any effective registration statement or the prospectus related to the registration statement in order to make the statements therein not misleading (which notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made); and

(F) if at any time the representations and warranties of the Company contained in any underwriting agreement contemplated by Section 3.8(c)(xii) cease to be true and correct;

(ix) use its reasonable best efforts to prevent the issuance or obtain the withdrawal of any order suspending the effectiveness of any registration statement referred to in Section 3.8(c)(viii)(C) at the earliest practicable time;

(x) upon the occurrence of any event contemplated by Section 3.8(c)(vii) or 3.8(c)(viii)(E) and subject to the Company’s rights under Section 3.8(d), the Company shall promptly prepare a post-effective amendment to such registration statement or a supplement to the related prospectus or file any other required document so that, as thereafter delivered to the Holders, the prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(xi) use reasonable best efforts to procure the cooperation of the Company’s transfer agent in settling any offering or sale of Registrable Securities;

(xii) in the event of an underwritten offering pursuant to Section 3.8(a)(i) or Section 3.8(a)(iii), enter into an underwriting agreement in customary form, scope and substance and take all such other actions reasonably requested by the Holders of a majority of the Registrable Securities being sold in connection therewith or by the managing underwriter(s), if any, to expedite or facilitate the underwritten disposition of such Registrable Securities, and in connection therewith in any underwritten offering (including making members of management and executives of the Company available to participate in “road shows,” similar sales events and other marketing activities), (A) make such representations and warranties to the Holders that are selling shareholders and the managing underwriter(s), if any, with respect to the business of the Company and the Company Subsidiaries, and the Shelf Registration Statement, prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in customary form, substance and scope, and, if true, confirm the same if and when requested, (B) use its reasonable best efforts to furnish the underwriters with opinions of counsel to the Company, addressed to the managing underwriter(s), if any, covering the matters customarily covered in such opinions requested in underwritten offerings, (C) use its reasonable best efforts to obtain “cold comfort” letters from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accounts of any business acquired by the Company for which financial statements and financial data are included in the applicable registration statement) who have certified the financial statements included in such registration statement, addressed to each of the managing underwriter(s), if any, such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters, (D) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures customary in underwritten offerings, and (E) deliver such documents and certificates as may be reasonably requested by the Holders of a majority of the Registrable Securities being sold in connection therewith, their counsel or the managing underwriter(s), if any, to evidence the continued validity of the representations and warranties made pursuant to clause (A) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company;

(xiii) make available for inspection by a representative of Holders that are selling shareholders, the managing underwriter(s), if any, and any attorneys or accountants retained by such Holders or managing underwriter(s), at the offices where normally kept, during reasonable business hours, financial and other records, pertinent corporate documents and properties of the Company, and cause the officers, directors and employees of the Company to supply all information, in each case, reasonably requested by any such representative, managing underwriter(s), attorney or accountant in connection with such Shelf Registration Statement;

(xiv) cause all such Registrable Securities to be listed on each securities exchange on which the same class of securities issued by the Company are then listed or, if the same class of securities is not then listed on any securities exchange, use its reasonable best efforts to cause all such Registrable Securities of such class to be listed on the NASDAQ;

(xv) if requested by Holders of a majority of the Registrable Securities being registered and/or sold in connection therewith, promptly include in a prospectus supplement or amendment such information as the Holders of a majority of the Registrable Securities being registered and/or sold in connection therewith may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such amendment as soon as practicable after the Company has received such request;

(xvi) timely provide to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and

(xvii) in the event the SEC informs the Company that all of the Registrable Securities then outstanding cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (A) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the initial registration statement as required by the SEC and/or (B) withdraw the initial registration statement and file a new registration statement, in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form S-3, Form S-1 or such other form available to the Company to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or new registration statement, the Company shall be obligated to use its reasonable best efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities or other securities of the Company permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the SEC for the registration of all or a greater number of Registrable Securities), the number of Registrable Securities or other shares of Common Stock to be registered on such registration statement will be reduced in accordance with the applicable provisions of Section 3.8(a)(v). In the event the Company amends the initial registration statement or files a new registration statement, as the case may be, under clauses (A) or (B) above, the Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3, Form S-1 or such other form available to the Company to register for resale those Registrable Securities that were not registered for resale on the initial registration statement, as amended, or the new registration statement.

(d) Suspension of Sales. Upon receipt of written notice from the Company that a registration statement, prospectus or prospectus supplement contains or may contain an untrue statement of a material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that circumstances exist that make inadvisable the use of such registration statement, prospectus or prospectus supplement, each Holder of Registrable Securities shall forthwith discontinue disposition of Registrable Securities pursuant to such registration statement until such Holder has received copies of a supplemented or amended prospectus or prospectus supplement, or until such Holder is advised in writing by the Company that the use of the prospectus and, if applicable, prospectus supplement may be resumed, and, if so directed by the Company, such Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the prospectus and, if applicable, prospectus supplement covering such Registrable Securities current at the time of receipt of such notice (each such suspension, a “Suspension Period”). No single Suspension Period shall exceed thirty (30) consecutive days and the aggregate of all Suspension Periods shall not exceed ninety (90) days during any twelve (12) month period.

(e) Termination of Registration Rights. A Holder’s registration rights as to any securities held by such Holder (and its Affiliates, partners, members and former members) shall not be available unless such securities are Registrable Securities.

(f) Furnishing Information.

(i) Neither the Investor nor any Holder shall use any free writing prospectus (as defined in Rule 405) in connection with the sale of Registrable Securities without the prior written consent of the Company.

(ii) It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 3.8(c) as to a selling Holder that such selling Holder, and the underwriters, if any, shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to effect the registered offering of their Registrable Securities.

(g) Indemnification.

(i) The Company agrees to indemnify each Holder and, if a Holder is a person other than an individual, such Holder’s officers, directors, employees, agents, representatives and Affiliates, and each Person, if any, that controls a Holder within the meaning of the Securities Act (each, an “Indemnitee”), against any and all Losses, joint or several, arising out of or based upon any untrue statement or alleged untrue statement of material fact contained in any registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or any documents incorporated therein by reference or contained in any free writing prospectus (as such term is defined in Rule 405) prepared by the Company or authorized by it in writing for use by such Holder (or any amendment or supplement thereto), or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company shall not be liable to such Indemnitee in any such case to the extent that any such Loss is based solely upon (i) an untrue statement or omission made in such registration statement, including any such preliminary prospectus or final prospectus contained therein or any such amendments or supplements thereto or contained in any free writing prospectus (as such term is defined in Rule 405) prepared by the Company or authorized by it in writing for use by such Holder (or any amendment or supplement thereto), in reliance upon and in conformity with information regarding such Indemnitee or its plan of distribution or ownership interests which was furnished in writing to the Company by such Indemnitee expressly for use in connection with such registration statement, including any such preliminary prospectus or final prospectus contained therein or any such amendments or supplements thereto, or (ii) offers or sales effected by or on behalf such Indemnitee “by means of” (as defined in Rule 159A) a “free writing prospectus” (as defined in Rule 405) that was not authorized in writing by the Company. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnitee and shall survive the transfer of the Registrable Securities by the Holders.

(ii) If any proceeding shall be brought or asserted against any Indemnitee, such Indemnitee shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnitee and the payment of all reasonable fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnitee to give such notice shall not relieve the Company of its obligations or liabilities pursuant to this Agreement, except to the extent that it shall be finally determined by a court of competent jurisdiction that such failure shall have materially and adversely prejudiced the Company in its ability to defend such action. An Indemnitee shall have the right to employ separate counsel in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee or Indemnitees unless: (1) the Company has agreed in writing to pay such fees and expenses; (2) the Company shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnitee in any such proceeding; or (3) the named parties to any such proceeding (including any impleaded parties) include both such Indemnitee and the Company, and such Indemnitee shall have been advised by counsel that a conflict of interest exists if the same counsel were to represent such Indemnitee and the Company; provided, that the Company shall not be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnitees. The Company shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. The Company shall not, without the prior written consent of the Indemnitee, effect any settlement of any pending proceeding in respect of which any Indemnitee is a party, unless such settlement includes an unconditional release of such Indemnitee from all liability on claims that are the subject matter of such proceeding. Subject to the terms of this Agreement, all fees and expenses of the Indemnitee (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such proceeding in a manner not inconsistent with this Section 3.8(g)(ii)) shall be paid to the Indemnitee, as incurred, within thirty (30) days of written notice thereof to the Company; provided, that the Indemnitee shall promptly reimburse the Company for that portion of such fees and expenses applicable to such actions for which such Indemnitee is finally judicially determined to not be entitled to indemnification hereunder.

(iii) If the indemnification provided for in Section 3.8(g)(i) is unavailable to an Indemnitee with respect to any Losses or is insufficient to hold the Indemnitee harmless as contemplated therein, then the Company, in lieu of indemnifying such Indemnitee, shall contribute to the amount paid or payable by such Indemnitee as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnitee, on the one hand, and the Company, on the other hand, in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and of the Indemnitee, on the other hand, shall be determined by reference to, among other factors, whether the untrue statement of a material fact or omission to state a material fact relates to information supplied by the Company or by the Indemnitee and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; the Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Section 3.8(g)(iii) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.8(g)(i). No Indemnitee guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from the Company if the Company was not guilty of such fraudulent misrepresentation.

(iv) The indemnity and contribution agreements contained in this Section 3.8(g) are in addition to any liability that the Company may have to the Indemnitees and are not in diminution or limitation of the indemnification provisions under Article 5 of this Agreement.

(h) Assignment of Registration Rights. The rights of the Investor to registration of Registrable Securities pursuant to Section 3.8(a) may be assigned by the Investor to a transferee or assignee of Registrable Securities if (i) either (A) there is transferred to such transferee no less than $10,000,000 in Registrable Securities or (B) such transferee is an Affiliate of the Investor, and (ii) such transfer is permitted under the terms hereof; provided, however, that the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the number and type of Registrable Securities that are being assigned.

(i) Rule 144 Reporting. With a view to making available to the Investor and Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its reasonable best efforts to:

(i) make and keep adequate current public information with respect to the Company available, as those terms are understood and defined in Rule 144(c)(1) or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of this Agreement;

(ii) so long as the Investor or a Holder owns any Registrable Securities, furnish to the Investor or such Holder forthwith upon request: (A) a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act, and of the Exchange Act; (B) a copy of the most recent annual or quarterly report of the Company; and (C) such other reports and documents as the Investor or Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration; and

(iii) to take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act.

(j) As used in this Section 3.8, the following terms shall have the following respective meanings:

(i) “Effective Date” means the date that the Shelf Registration Statement filed pursuant to Section 3.8(a)(i) is first declared effective by the SEC.

(ii) “Effectiveness Deadline” means, with respect to the initial Shelf Registration Statement required to be filed pursuant to Section 3.8(a)(i), the earlier of (i) the 60th calendar day following the Filing Deadline and (ii) the fifth Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Shelf Registration Statement will not be “reviewed” or will not be subject to further review; provided, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business.

(iii) “Holder” means the Investor and any other holder of Registrable Securities to whom the registration rights conferred by this Agreement have been transferred in compliance with Section 3.8(h) hereof.

(iv) “Holders’ Counsel” means one counsel for the selling Holders chosen by Holders holding a majority interest in the Registrable Securities being registered.

(v) “Register,” “registered” and “registration” shall refer to a registration effected by preparing and (A) filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of effectiveness of such registration statement or (B) filing a prospectus and/or prospectus supplement in respect of an appropriate effective registration statement.

(vi) “Registrable Securities” means (A) all Common Stock held by the Holders from time to time and (B) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in clause (A) by way of conversion, exercise or exchange thereof or stock dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization, provided that, once issued, such securities shall cease to be Registrable Securities (1) when they are sold pursuant to an effective registration statement under the Securities Act, (2) upon the third anniversary of the Closing Date, (3) when they shall have ceased to be outstanding, or (4) when they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities. No Registrable Securities may be registered under more than one registration statement at one time.

(vii) “Registration Expenses” means all expenses incurred by the Company in effecting any registration pursuant to this Agreement (whether or not any registration or prospectus becomes effective or final) or otherwise complying with its obligations under this Section 3.8, including, without limitation, all registration, filing and listing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, expenses incurred in connection with any “road show,” the reasonable fees and disbursements of Holders’ Counsel, and the expenses of the Company’s independent accountants in connection with any regular or special reviews or audits incident to or required by any such registration, but shall not include Selling Expenses and the compensation of regular employees of the Company, which shall be paid in any event by the Company.

(viii) “Rule 158,” “Rule 159A,” “Rule 405” and “Rule 415” mean, in each case, such rule promulgated under the Securities Act (or any successor provision), as the same shall be amended from time to time.

(ix) “SEC Guidance” means (i) any publicly available written or oral guidance, comments, requirements or requests of the SEC staff and (ii) the Securities Act.

(x) “Selling Expenses” means all discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder, other than the fees and disbursements of Holders’ Counsel included in Registration Expenses.

(xi) “Special Registration” means the registration of (i) equity securities and/or options or other rights in respect thereof solely registered on Form S-4 or Form S-8 (or successor form) or (ii) shares of equity securities and/or options or other rights in respect thereof to be offered to directors, members of management, employees, consultants, customers, lenders or vendors of the Company or the Company Subsidiaries or in connection with dividend reinvestment plans.

(k) On or prior to the Acceptance Date, the Investor shall furnish to the Company a fully completed Selling Shareholder Questionnaire attached as Appendix I hereto for use in the preparation of the Registration Statement and all of the information contained therein will be true and correct as of the Closing Date.

3.9 Certain Other Transactions.

(a) Prior to the Closing, notwithstanding anything in this Agreement to the contrary, the Company shall not directly or indirectly effect or cause to be effected any transaction with a third party that would reasonably be expected to result in a Change in Control unless such third party shall have provided prior assurance in writing to the Investor (in a form reasonably satisfactory to the Investor) that the terms of this Agreement shall be fully performed (i) by the Company or (ii) by such third party if it is the successor of the Company or if the Company is its direct or indirect Subsidiary. For the avoidance of doubt, it is understood and agreed that, in the event that a Change in Control occurs on or prior to the Closing, the Investor shall maintain the right under this Agreement to acquire, pursuant to the terms and conditions of this Agreement, the Common Stock (or such other securities or property (including cash) into which the Common Stock may have become exchangeable as a result of such Change in Control), as if the Closing had occurred immediately prior to such Change in Control.

(b) In the event that, at or prior to the Closing, (i) the number of shares of Common Stock or securities convertible or exchangeable into or exercisable for shares of Common Stock issued and outstanding is changed as a result of any reclassification, stock split (including reverse split), stock dividend or distribution (including any dividend or distribution of securities convertible or exchangeable into or exercisable for shares of Common Stock), merger, tender or exchange offer or other similar transaction or (ii) the Company fixes a record date that is at or prior to the Closing Date for the payment of any non-stock dividend or distribution on the Common Stock other than any ordinary cash dividends, then the number of Common Shares to be issued to the Investor at the Closing under this Agreement, together with the applicable implied per share price (and the number of shares and per share price pursuant to the Warrant Offering), shall be equitably adjusted and/or the shares of Common Stock to be issued to the Investor at the Closing under this Agreement shall be equitably substituted with shares of other stock or securities or property (including cash), in each case, to provide the Investor with substantially the same economic benefit from this Agreement as the Investor had prior to the applicable transaction. Notwithstanding anything in this Agreement to the contrary, in no event shall the Purchase Price or any component thereof, or the aggregate percentage of shares to be purchased by the Investor, be changed by the foregoing.

(c) Notwithstanding anything in the foregoing, the provisions of this Section 3.9 shall not be implicated by (i) the transactions contemplated by this Agreement and the Other Private Placements or (ii) any issuances of options, restricted stock units or other equity-based awards granted to newly-appointed directors, employees or consultants of the Company at or around the same time as the transactions contemplated by this Agreement to such Persons, including upon exercise of any such options.

3.10 Preservation of Tax Benefits Until the first day of a taxable year of the Company as to which the Board of Directors determines that no Tax Benefit of the Company, or any direct or indirect subsidiary thereof, may be carried forward, the Company shall not take any action with respect to its stock or any “options” (within the meaning of Section 1.382-4(d) of the Treasury Regulations) to acquire its stock following the Closing, unless the Company shall have first received an unqualified opinion (based on reasonable assumptions and factual representations) of nationally recognized tax counsel or a private letter ruling from the Internal Revenue Service, in either case to the effect that such action would not cause an “ownership change” of the Company (within the meaning of Section 382(g) of the Code and applicable Treasury Regulations), taking into account the maximum reasonably expected effect of the exercise of any outstanding “options” (as defined above).

3.11 Granite Merger; Carlyle Investment; Oak Hill Investment. From the date of this Agreement until the earlier of the Closing Date or the date this Agreement is terminated:

(a) the Company shall notify the Investor of (i) any amendment to or waiver of any material terms or conditions of the Merger Agreement, the Carlyle Investment Agreement or the Oak Hill Investment Agreement, and (ii) any knowledge of the Company of any action or proceeding threatened in writing, instituted or pending relating to the transactions contemplated thereby; and

(b) the Company shall make available to the Investor any amendments, modifications, or supplements to the Merger Agreement, the Carlyle Investment Agreement and the Oak Hill Investment Agreement and all schedules, annexes and exhibits thereto.

3.12 Exchange Listing. The Company shall use its reasonable best efforts to cause the Common Shares to be issued pursuant to this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance, as promptly as possible and in any event prior to the Closing.

3.13 Continued Listing. From and after the Closing, the Company shall take all steps necessary to prevent the Common Shares from being delisted from NASDAQ, including, without limitation, effecting a reverse stock split of the Common Stock, if necessary, to comply with NASDAQ Listing Rule 5550(a)(1).

3.14 Rule 144A Information Requirement. If at any time the Company is no longer subject to the reporting requirements of the Exchange Act, it will furnish to the Holders and prospective purchasers of the Common Stock designated by the Holders, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

ARTICLE 4

TERMINATION

4.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by mutual written agreement of the Company and the Investor;

(b) by any party, upon written notice to the other party, in the event that the Closing does not occur on or before October 31, 2011; provided, however, that the right to terminate this Agreement pursuant to this Section 4.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by the Investor, upon written notice to the Company, if (i) there has been a breach of any representation, warranty, covenant or agreement made by this Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that a closing condition in Section 1.2(c)(i) or 1.2(c)(ii) would not be satisfied and (ii) such breach or condition is not curable or, if curable, is not cured within fifteen (15) days after the Company’s receipt of written notice of such breach from the Investor, provided that this Section 4.1(c) shall only apply if the Investor is not in material breach of any of the terms of this Agreement;

(d) by the Company, upon written notice to the Investor, if (i) there has been a breach of any representation, warranty, covenant or agreement made by the Investor in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that a closing condition in Section 1.2(c)(i) or 1.2(c)(iii) would not be satisfied and (ii) such breach or condition is not curable or, if curable, is not cured within fifteen (15) days after the Investor’s receipt of written notice of such breach from the Company; provided that this Section 4.1(d) shall only apply if the Company is not in material breach of any of the terms of this Agreement;

(e) by any party, upon written notice to the other parties, in the event that any Governmental Entity shall have issued any order, decree or injunction or taken any other action restraining, enjoining or prohibiting any of the transactions contemplated by this Agreement, and such order, decree, injunction or other action shall have become final and nonappealable;

(f) by the Investor, if the Merger Agreement has been terminated; or

(g) by the Investor, upon written notice to the Company, in the event that the Carlyle Investment Agreement or Oak Hill Investment Agreement is terminated.

4.2 Effects of Termination. In the event of any termination of this Agreement as provided in Section 4.1, this Agreement (other than Section 3.1, this Article 4 and Article 6 of this Agreement, which shall remain in full force and effect) shall forthwith become wholly void and of no further force and effect; provided that nothing herein shall relieve any party from liability for fraud or willful breach of this Agreement.

ARTICLE 5

INDEMNITY

5.1 Indemnification by the Company.

(a) After the Closing, and subject to Sections 5.1(b), 5.3 and 5.4, the Company shall indemnify, defend and hold harmless to the fullest extent permitted by Law the Investor and its Affiliates, and their successors and assigns, officers, directors, partners, members and employees, as applicable, (the “Investor Indemnified Parties”) against, and reimburse any of the Investor Indemnified Parties for, all Losses that any of the Investor Indemnified Parties may at any time suffer or incur, or become subject to, as a result of or in connection with (1) the inaccuracy or breach of any representation or warranty made by the Company in this Agreement or the other Transaction Documents or any certificate delivered pursuant hereto or thereto, (2) any breach or failure by the Company to perform any of its covenants or agreements contained in this Agreement and (3) any action, suit, claim, proceeding or investigation by any shareholder of the Company or any other Person (other than the Investor or any Investor Indemnified Party) relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby, including the Investment, the Other Private Placements, the Merger Agreement and the TARP Exchange.

(b) Notwithstanding anything to the contrary contained herein, the Company shall not be required to indemnify, defend or hold harmless any of the Investor Indemnified Parties against, or reimburse any of the Investor Indemnified Parties for, any Losses pursuant to Section 5.1(a)(1) (other than Losses arising out of the inaccuracy or breach of any Company Specified Representations) (i) with respect to any claim (or series of related claims arising from the same underlying facts, events or circumstances) unless such claim (or series of related claims arising from the same underlying facts, events or circumstances) involves Losses in excess of $50,000 (the “De Minimis Amount”) (nor shall any such claim or series of related claims that do not meet the De Minimis Amount be applied to or considered for purposes of calculating the aggregate amount of the Losses by any of the Investor Indemnified Parties for which the Company has responsibility under clause (ii) of this Section 5.1(b)); and (ii) until the aggregate amount of the Investor Indemnified Parties’ Losses for which the Investor Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.1(a) exceeds $1,000,000 (the “Deductible”), after which the Company shall be obligated for all of the Investor Indemnified Parties’ Losses for which the Investor Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.1(a)(1) that are in excess of the Deductible. Notwithstanding anything to the contrary contained herein, the Company shall not be required to indemnify, defend or hold harmless the Investor Indemnified Parties against, or reimburse the Investor Indemnified Parties for, any Losses pursuant to Section 5.1(a)(1) in a cumulative aggregate amount exceeding the aggregate purchase price paid by the Investor to the Company pursuant to Section 1.1 (other than Losses arising out of the inaccuracy or breach of any Company Specified Representations).

(c) Notwithstanding anything to the contrary contained herein, except with respect to claims that the Lead Investors are not capable of asserting, no claims may be made under Section 5.1(a) by any Investor Indemnified Party unless (i) the Lead Investors have asserted such a claim under the comparable indemnity provisions set forth in Article V of the Investment Agreements (or shall have otherwise been compensated by the Company in respect of any matter that could have been asserted as such a claim), and (ii) such claims (including the type and amount of recovery sought by such claim) are the same claims as the Lead Investor claims with recovery to be shared ratably (excluding sharing recovery with any Lead Investor who has already been compensated by the Company).

(d) For purposes of Section 5.1(a), in determining whether there has been a breach of a representation or warranty, the parties hereto shall ignore any “materiality,” “Knowledge,” “Material Adverse Effect” or similar qualifications.

5.2 Indemnification by the Investor.

(a) After the Closing, and subject to Sections 5.2(b), 5.3 and 5.4, the Investor shall indemnify, defend and hold harmless to the fullest extent permitted by Law the Company and its Affiliates and their respective successors and assigns, officers, directors, partners, members and employees (collectively, the “Company Indemnified Parties”) against, and reimburse any of the Company Indemnified Parties for, all Losses that the Company Indemnified Parties may at any time suffer or incur, or become subject to, as a result of or in connection with (1) the inaccuracy or breach of any representation or warranty made by the Investor in this Agreement or any certificate delivered pursuant hereto or (2) any breach or failure by such Investor to perform any of its covenants or agreements contained in this Agreement.

(b) Notwithstanding anything to the contrary contained herein, the Investor shall not be required to indemnify, defend or hold harmless any of the Company Indemnified Parties against, or reimburse any of the Company Indemnified Parties for any Losses pursuant to Section 5.2(a)(1) (other than Losses arising out of the inaccuracy or breach of any Investor Specified Representations) (i) with respect to any claim (or series of related claims arising from the same underlying facts, events or circumstances) unless such claim (or series of related claims arising from the same underlying facts, events or circumstances) involves Losses in excess of the De Minimis Amount (nor shall any such claim or series of related claims that do not meet the De Minimis Amount be applied to or considered for purposes of calculating the aggregate amount of the Losses by any of the Company Indemnified Parties for which the Investor has responsibility under clause (ii) of this Section 5.2(b)); and (ii) until the aggregate amount of the Company Indemnified Parties’ Losses for which the Company Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.2(a) exceeds the Deductible, after which the Investor shall be obligated for all of the Company Indemnified Parties’ Losses for which the Company Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 5.2(a)(1) that are in excess of such Deductible. Notwithstanding anything to the contrary contained herein, the Investor shall not be required to indemnify, defend or hold harmless the Company Indemnified Parties against, or reimburse the Company Indemnified Parties for, any Losses pursuant to Section 5.2(a)(1) in a cumulative aggregate amount exceeding the aggregate purchase paid by the Investor to the Company pursuant to Section 1.1 hereof (other than Losses arising out of the inaccuracy or breach of any of the Investor Specified Representations).

(c) For purposes of Section 5.2(a), in determining whether there has been a breach of a representation or warranty, the parties hereto shall ignore any “materiality” or similar qualifications.

5.3 Notification of Claims.

(a) Any Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought hereunder, including any pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party) (each, a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Agreement except to the extent that the Indemnifying Party is materially prejudiced by such failure. The parties agree that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 6.1 for such representation, warranty, covenant or agreement; provided, that if, prior to such applicable date, a party hereto shall have notified the other parties hereto in accordance with the requirements of this Section 5.3(a) of a claim for indemnification under this Agreement (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Agreement notwithstanding the passing of such applicable date.

(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 5.3(a) in respect of a Third Party Claim, the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of any Third Party Claim, with its own counsel reasonably acceptable to the Indemnified Party and at its own expense. The Indemnified Party shall have the right to employ counsel on its own behalf for, and otherwise participate in the defense of, any such Third Party Claim, but the fees and expenses of its counsel will be at its own expense unless (1) the employment of counsel by the Indemnified Party at the Indemnifying Party’s expense has been authorized in writing by the Indemnifying Party, as applicable, (2) the Indemnified Party reasonably believes there may be a conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of the defense of such Third Party Claim, (3) the Indemnified Party reasonably believes there are legal defenses available to it that are different from, additional to or inconsistent with those available to the Indemnifying Party, or (4) the Indemnifying Party has not in fact employed counsel to assume the defense of such Third Party Claim within a reasonable time after receipt of notice of the commencement of such Third Party Claim, in each of which cases the fees and expenses of such Indemnified Party’s counsel shall be at the expense of the Indemnifying Party; provided, however, that in the event any Investor Indemnified Party is similarly situated with any other “Investor Indemnified Party” under any of the other Agreements with respect to any Third Party Claim, and does not have any conflict of interest with such Person in the conduct of the defense of such Third Party Claim or have legal defenses available to it that are different from, additional to or inconsistent with those available to such Person, such Investor Indemnified Party shall be required to employ the same counsel as such Person and the Company shall be responsible for the fees and expenses of only one such counsel for such Investor Indemnified Party and such other Person or Persons (assuming any of clauses (1) through (4) is satisfied). The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives a notice from the Indemnifying Party as contemplated by the immediately preceding sentence. The Indemnified Party shall, and shall cause each of their Affiliates and representatives to, use reasonable best efforts to cooperate with the Indemnifying Party in the defense of any Third Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise, discharge or entry of any judgment does not involve any statement, finding or admission of any fault, culpability, failure to act, violation of Law or admission of any wrongdoing by or on behalf of the Indemnified Party, and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement or judgment (unless otherwise provided in such judgment), (ii) not encumber any of the material assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement, compromise, discharge, entry of judgment (if applicable), or other resolution, a complete and unconditional release of each Indemnified Party in form and substance reasonably satisfactory to such Indemnified Party from any and all liabilities in respect of such Third Party Claim. An Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Party or admit to any liability with respect to such claim or demand without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed); provided that such consent shall not be required if the Indemnifying Party has not fulfilled any material obligations under this Section 5.3(b).

(c) In the event any Indemnifying Party receives a notice of a claim for indemnity from an Indemnified Party pursuant to Section 5.3(a) that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within twenty (20) Business Days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this Agreement. The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party.

5.4 Indemnification Payment. In the event a claim or any Action for indemnification hereunder has been finally determined, the amount of such final determination shall be paid by the Indemnifying Party to the Indemnified Party on demand in immediately available funds; provided, however, that any reasonable and documented out-of-pocket expenses incurred by the Indemnified Party as a result of such claim or Action shall be reimbursed promptly by the Indemnifying Party upon receipt of an invoice describing such costs incurred by the Indemnified Party. A claim or an Action, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Agreement when the parties hereto have so determined by mutual agreement or, if disputed, when a final non-appealable governmental order has been entered into with respect to such claim or Action.

5.5 Exclusive Remedies. Each party hereto acknowledges and agrees that following the Closing, the indemnification provisions hereunder shall be the sole and exclusive remedies of the parties hereto for any breach of the representations, warranties or covenants contained in the this Agreement. No investigation of the Company by the Investor, or of the Investor by the Company, whether prior to or after the date of this Agreement, shall limit any Indemnified Party’s exercise of any right hereunder or be deemed to be a waiver of any such right. The parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE 6

MISCELLANEOUS

6.1 Survival. The representations and warranties of the parties hereto contained in this Agreement shall survive in full force and effect until the date that is eighteen (18) months after the Closing Date (or until final resolution of any claim or action arising from the breach of any such representation and warranty, if notice of such breach was provided prior to the end of such period), at which time they shall terminate and no claims shall be made for indemnification under Section 5.1 or Section 5.2, as applicable, for breaches of representations or warranties thereafter, except the Company Specified Representations (other than the representations and warranties made in Section 2.2(x), which shall survive until sixty (60) days after the expiration of the applicable statute of limitations) and the Investor Specified Representations shall survive the Closing indefinitely. The covenants and agreements set forth in this Agreement shall survive until the earliest of the duration of any applicable statute of limitations or until performed or no longer operative in accordance with their respective terms.

6.2 Other Definitions. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. In addition, the following terms shall have the meanings assigned to them below:

(a) the term “Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person provided that no security holder of the Company shall be deemed to be an Affiliate of any other security holder or of the Company or any of the Company Subsidiaries solely by reason of any investment in the Company, for purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such Person, whether through the ownership of voting securities by contract or otherwise;

(b) the term “Agency” means the Federal Housing Administration, Freddie Mac, the Farmers Home Administration (now known as Rural Housing and Community Development Services), Fannie Mae, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of

Agriculture or any other federal or state agency with authority to (i) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by the Company or (ii) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities;

(c) the term “Board of Directors” means the Board of Directors of the Company;

(d) the term “Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York or in the State of North Carolina generally are authorized or required by Law or other governmental actions to close;

(e) the term “Capital Stock” means capital stock or other type of equity interest in (as applicable) a Person;

(f) the term “Change in Control” means, with respect to the Company, the occurrence of any one of the following events; provided that the Investment, the Other Private Placements, the Granite Merger, the Merger Agreement and the other transactions contemplated hereby shall not be deemed to be a Change in Control:

(A) any Person is or becomes a beneficial owner (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), other than the Investors and their Affiliates, directly or indirectly, of twenty percent (20%) of the aggregate voting power of the Voting Securities; provided, however, that the event described in this clause (A) will not be deemed a Change in Control by virtue of any holdings or acquisitions: (i) by the Company or any of the Company Subsidiaries, (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of the Company Subsidiaries; provided that such holdings or acquisitions by any such plan (other than any plan maintained under Section 401(k) of the Code) do not exceed twenty percent (20%) of the then outstanding Voting Securities, (iii) by any underwriter temporarily holding securities pursuant to an offering of such securities or (iv) pursuant to a Non-Qualifying Transaction;

(B) the consummation of a merger, consolidation, statutory share exchange or similar transaction that requires adoption by the Company’s shareholders (a “Business Combination”), unless immediately following such Business Combination: (x) more than fifty percent (50%) of the total voting power of the corporation resulting from such Business Combination (the “Surviving Corporation”), or, if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), of one hundred percent (100%) of the voting securities eligible to elect directors of the Surviving Corporation (the “Parent Corporation”), is represented by Voting Securities that were outstanding immediately before such Business Combination (or, if applicable, is represented by shares into which such Voting Securities were converted pursuant to such Business Combination), and (y) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Continuing Directors at the time the Board of Directors approved the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (x) and (y) above will be deemed a “Non-Qualifying Transaction”);

(C) the shareholders of the Company approve a plan of liquidation or dissolution of the Company or a sale of all or substantially all of the Company’s assets; or

(D) a majority of the members of the Board of Directors are not Continuing Directors; provided that the changes to the membership of the Board of Directors pursuant to Section 3.2 herein shall not be considered a Change in Control;

(g) the term “Code” means the Internal Revenue Code of 1986, as amended;

(h) the term “Company Specified Representations” means the representations and warranties made in Section 2.2(a), Section 2.2(c), Section 2.2(d)(i), Section 2.2(x), and Section 2.2(z);

(i) the term “Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (i) was a member of the Board of Directors on the date of this Agreement or (ii) was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such new director’s nomination or election;

(j) the term “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) Section 302 or 4068(a) of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, other than any liabilities under the Benefit Plans;

(k) the term “Disclosure Schedule” shall mean a schedule delivered, on or prior to the date of this Agreement, by (i) the Investor to the Company and (ii) the Company to the Investor setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 2.2 with respect to the Company, or in Section 2.3 with respect to the Investor, or to one or more covenants contained in Article 3;

(l) the term “Environmental Laws” means all federal, state or local laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes into the environment;

(m) the term “Event of Default” has the meaning specified in each of the indentures governing the Company’s trust preferred securities and related Company junior subordinated debentures;

(n) the term “GAAP” means United States generally accepted accounting principles and practices as in effect from time to time;

(o) the term “Governmental Consent” means any notice to, registration, declaration or filing with, exemption or review by, or authorization, order, consent or approval of, any Governmental Entity, or the expiration or termination of any statutory waiting periods;

(p) the term “Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, and any applicable industry self-regulatory organization or securities exchange;

(q) the term “Hazardous Substance” means any substance that is regulated pursuant to any Environmental Law including any waste, petroleum products, asbestos, mold and lead products;

(r) the term “Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by the Bank, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral;

(s) the term “Investor Specified Representations” means the representations and warranties made in Section 2.3(b)(i), Section 2.3(e), Section 2.3(h) and Section 2.3(k).

(t) the term “Knowledge” of the Company and words of similar import mean the knowledge of any directors, executives or other employees of the Company listed on Schedule I hereto;

(u) the term “Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased or serviced by the Bank or a security backed by or representing an interest in any such mortgage loan;

(v) the term “Losses” means any and all losses, damages, reasonable costs, reasonable expenses (including reasonable attorneys’ fees and disbursements), liabilities, settlement payments, awards, judgments, fines, obligations, claims, and deficiencies of any kind, excluding special, consequential, exemplary and punitive damages;

(w) the term “Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Entity or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity;

(x) the term “Proxy Statement” means a proxy statement of the Company related to the Shareholder Proposals;

(y) the term “Rule 144” means such rule promulgated under the Securities Act (or any successor provision), as the same shall be amended from time to time;

(z) the term “Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other entity (x) of which such Person or a Subsidiary of such Person is a general partner or (y) of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is directly or indirectly owned by such Person and/or one or more Subsidiaries thereof;

(aa) the term “Tax” or “Taxes” means all United States federal, state, local or foreign income, profits, estimated, gross receipts, windfall profits, severance, property, intangible property, occupation, production, sales, use, license, excise, emergency excise, franchise, capital gains, capital stock, employment, withholding, transfer, stamp, payroll, goods and services, value added, alternative or add-on minimum tax, or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines, related liabilities or additions to tax that may become payable in respect thereof imposed by any Governmental Entity, whether or not disputed;

(bb) the term “Tax Benefit” means net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any potential loss or deduction attributable to an existing “net unrealized built-in loss” within the meaning of Section 382 of the Code.

(cc) the term “Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim or refund, amended return and declaration of estimated Tax;

(dd) the term “Transaction Documents” means this Agreement, the Merger Agreement, the Investment Agreements, the Agreements, the Exchange Agreement and the Bank Subordinated Debt Settlement and Preferred Stock Repurchase Agreement, as the same may be amended or modified from time to time.

(ee) the term “Voting Securities” means at any time shares of any class of Capital Stock of the Company that are then entitled to vote generally in the election of directors;

(ff) the term “Warrant Offering” means a distribution by the Company after the Closing of non-transferable warrants to holders of record of Common Stock as of the close of business on the Business Day immediately preceding the Closing Date giving such shareholders the right to purchase a number of shares of Common Stock of the Company at the same price per share paid by the Investor under this Agreement. The number of shares of Common Stock underlying such warrants shall not exceed one share of Common Stock for each four shares of Common Stock held as of the close of business on the Business Day immediately preceding the Closing Date.

(gg) the word “or” is not exclusive;

(hh) the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;

(ii) the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision; and

(jj) all article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit and schedule references not attributed to a particular document shall be references to such exhibits and schedules to this Agreement.

6.3 Amendment and Waivers. The conditions to each party’s obligation to consummate the Closing are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by Law. No amendment or waiver of any provision of this Agreement will be effective against any party hereto unless it is in a writing signed by a duly authorized officer of such party.

6.4 Counterparts and Facsimile. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Agreement may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

6.5 Governing Law. This Agreement will be governed by and construed in accordance with the Laws of the State of New York applicable to contracts made and to be performed entirely within such State.

6.6 Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York sitting in the borough of Manhattan, New York, New York, so long as such court shall have subject matter jurisdiction over such suit, action or proceeding or, if it does not have subject matter jurisdiction, in any New York State court sitting in the borough of Manhattan, New York, New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 6.8 shall be deemed effective service of process on such party. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the state and federal courts referred to above for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby.

6.7 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.8 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by telecopy or facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) If to the Investor, at the address set forth on the signature page to this Agreement:

(b) If to the Company:

FNB United Corp.

150 South Fayetteville Street

Asheboro, North Carolina 27203

Attn: Chief Financial Officer

Fax: (336) 328-1633

with a copy (which copy alone shall not constitute notice) to each of:

Arnold & Porter LLP

555 Twelfth Street NW

Washington, D.C. 20004

Attn: Brian McCormally

 Beth DeSimone

Fax: (202) 942-5999

and

Schell Bray Aycock Abel & Livingston PLLC

230 North Elm Street

Greensboro, NC 27401

Attn: Melanie Samson Tuttle

Fax: (336) 370-8830

6.9 Entire Agreement. This Agreement (including the Annexes and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, inducements or conditions, both written and oral, among the parties, with respect to the subject matter hereof and thereof.

6.10 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Common Shares to be issued pursuant to this Agreement. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor. The Investor may assign some or all of its rights hereunder without the consent of the Company to any Affiliate of the Investor, and such assignee shall be deemed to be an Investor hereunder with respect to such assigned rights and shall be bound by the terms and conditions of this Agreement that apply to the Investor.

6.11 Captions. The article, section, paragraph and clause captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

6.12 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

6. 13 Third Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any Person (including any of the Other Investors) other than the parties hereto, any benefit right or remedies, except that the provisions of Sections 5.1 and 5.2 shall inure to the benefit of the Persons referred to in such Sections. Notwithstanding the foregoing, the Company and the Investor agree that the Placement Agents, as placement agents for the Common Shares, shall be third party beneficiaries of the representations, warranties and agreements made or given by the Company hereunder.

6.14 Public Announcements. The Investor will not make (and will use its reasonable best efforts to ensure that its Affiliates and representatives do not make) any news release or public disclosure with respect to this Agreement and any of the transactions contemplated hereby, without first consulting with the Company and, in each case, also receiving the Company’s consent (which shall not be unreasonably withheld or delayed); provided that in the event the Investor is advised by its outside legal counsel that a particular disclosure is required by Law, it shall be permitted to make such disclosure but shall be obligated to use its reasonable best efforts to consult with the Company and take its comments into account with respect to the content of such disclosure before issuing such disclosure.

6.15 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

6.16 Independent Nature of Investor’s Obligations and Rights. The obligations of each Investor under any Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investors under any Agreement. The decision of the Investor to purchase the Common Shares pursuant to this Agreement has been made by the Investor independently of any other non-affiliated Investors and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, which may have been made or given by any other non-affiliated Investor or by any agent or employee of any other non-affiliated Investors, and neither the Investor nor any of its agents or employees shall have any liability to any other Investors (or any other Person) relating to or arising from any such information, materials, statement or opinions. Nothing contained in this Agreement, and no action taken by the Investor pursuant hereto or thereto, shall be deemed to constitute any of the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that any of the Investors are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement. The Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and the Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors.

6.17 No Recourse; Limitation of Liability. This Agreement may only be enforced against the named parties hereto. All claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may be made only against the entities that are expressly identified as parties hereto or that are subject to the terms hereof, and no past, present or future director, officer, employee, incorporator, member, manager, partner, shareholder, Affiliate, agent, attorney or representative of any party hereto (including any person negotiating or executing this Agreement on behalf of a party hereto) shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action, whether in tort, contract or otherwise, that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement and the transactions contemplated hereby. The Company agrees that, whether or not this Agreement is terminated, to the extent it has incurred Losses or damages in connection with this Agreement, (a) the maximum liability of the Investor shall be limited to the Purchase Price payable pursuant to Section 1.1 and (b) the Investor shall not be liable for any special, indirect, exemplary, consequential or punitive damages in connection with this Agreement.

Annex E

SUBSCRIPTION AGREEMENT

(Directors and Officers)

FNB United Corp.

150 South Fayetteville Street

Asheboro, NC 27203

Ladies and Gentlemen:

The undersigned (the “Investor”) hereby confirms its agreement with you as follows:

1.  This Subscription Agreement (this “Agreement”) is between FNB United Corp., a North Carolina corporation (the “Company”), and the Investor listed on the signature page hereto, and is made as of the date of the Company’s acceptance hereof (the “Acceptance Date”).

2.  The Company is proposing to issue and sell to certain investors in a private offering shares of the Company’s common stock (the “Common Stock” or “Common Shares”) at a purchase price of U.S. $0.16 per share (the “Per Share Purchase Price”). The Common Shares are being offered only to Persons who are accredited investors within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a private placement exemption from registration under the Securities Act.

3.  The Company and the Investor agree that, upon the terms and subject to the conditions set forth herein, the Investor will purchase from the Company and the Company will issue and sell to the Investor, the number of Common Shares equal to the dollar amount subscribed as indicated on the signature page hereto divided by the Per Share Purchase Price (which in no case shall be greater than 4.9% of the Common Shares outstanding on the Closing Date on a Pro Forma Basis), pursuant to the Terms and Conditions for the Purchase of Common Shares attached hereto as Annex A and incorporated herein by reference as if fully set forth herein. The Common Shares purchased by the Investor will be delivered in certificated form, registered in the Investor’s name and address as set forth below, and will be released by Registrar and Transfer Company, the Company’s transfer agent (the “Transfer Agent”), to the Investor at the Closing, or if uncertificated, the Transfer Agent will register such shares in the name of the Investor and deliver evidence of such registration to the Investor.

4.  In agreeing to purchase Common Shares pursuant hereto, the Investor is making the representations and warranties set forth in the Terms and Conditions for the Purchase of Common Shares, including a representation and warranty that the Investor does not own Common Shares in excess of specified levels as set forth in Section 2.3(h) and has not taken certain actions regarding a coordinated acquisition as set forth in Section 2.3(k).

5.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Terms and Conditions for the Purchase of Common Shares.

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Subscription amount in U.S. dollars of U.S. $ _______

Name of Investor: _____________________

By: ________________________

Print Name: _______________________

Title: _________________________

Mailing Address:	_______________________
_______________________
_______________________

Type of Entity: ____________________

Jurisdiction of Organization: __________________________

Tax ID No.: ________________________

Contact Name: _________________________

Telephone: _________________________

Facsimile: ______________________

Email Address: _________________________

Name under which Common Shares should be issued (if different from above):

Address to which share certificates or statement of ownership should be sent (if different from mailing address above): ____________________________

Agreed and accepted as of August 1, 2011:

FNB UNITED CORP.

By:	________________________
Name:	R. Larry Campbell
Title:	Chief Executive Officer

2

ANNEX A TO THE SUBSCRIPTION AGREEMENT

TERMS AND CONDITIONS FOR THE PURCHASE OF COMMON SHARES

ii

INDEX OF DEFINED TERMS

Defined Term	Section

Acceptance Date	Subscription Agreement
Affiliate	6.2(a)
Agreement	Subscription Agreement
Agreements	Recitals
Articles Amendment Proposal	Recitals
Articles of Amendment	Recitals
Bank	Recitals
Bank of Granite	Recitals
Bank Preferred Stock	Recitals
Bank Subordinated Debt	Recitals
Bank Subordinated Debt Settlement and Preferred Stock Repurchase Agreement	Recitals
Board of Directors	6.2(b)
Business Day	6.2(c)
Capital Stock	6.2(d)
Capitalization Date	2.2(b)
Capitalization Update	2.2(b)
Carlyle	Recitals
Carlyle Investment	Recitals
Carlyle Investment Agreement	Recitals
Closing	1.2(a)
Closing Date	1.2(a)
Common Shares	Subscription Agreement
Common Stock	Subscription Agreement
Company	Subscription Agreement
Company Indemnified Parties	5.1(a)
Company Preferred Stock	2.2(b)
Company Subsidiary or Company Subsidiaries	2.2(a)
control, controlling, controlled by and under common control with	6.2(a)
Disclosure Schedule	6.2(e)
Exchange Agreement	Recitals
GAAP	6.2(f)
Governmental Consent	6.2(g)
Governmental Entity	6.2(h)
Granite	Recitals
Granite Merger	Recitals
Investment	Recitals
Investment Agreements	Recitals
Investor	Subscription Agreement
Law	6.2(i)
Lead Investor	2.3(k)
Liens	2.2(c)(ii)
Losses	6.2(j)
Material Adverse Effect	2.1(a)
Merger Agreement	Recitals
Oak Hill	Recitals
Oak Hill Investment	Recitals
Oak Hill Investment Agreement	Recitals

iii

Other Investors	Recitals
Other Private Placements	Recitals
Per Share Purchase Price	Subscription Agreement
Person	6.2(k)
Placement Agents	6.2(l)
Potential Investor	2.3(k)
Previously Disclosed	2.1(b)
Pro Forma Basis	Subscription Agreement
Purchase Price	1.1
Requisite Shareholder Votes	2.2(c)(iii)
Rights Plan	6.2(m)
SEC	2.1(b)
Securities Act	Subscription Agreement
Share Issuance Proposal	Recitals
Shareholder Proposals	Recitals
Stock Split Proposal	Recitals
Subsidiary	6.2(n)
TARP Exchange	Recitals
TARP Preferred Stock	Recitals
TARP Warrant	Recitals
Transfer Agent	Subscription Agreement
Treasury	Recitals
Warrant Offering	6.2(o)

iv

RECITALS

A.    The Investment. The Company intends to issue and sell to the Investor, and the Investor intends to purchase from the Company, on the terms and conditions described herein, the number of Common Shares purchasable hereunder at the aggregate purchase price set forth on such signature page (the “Investment”).

B.    Carlyle Investment. The Company also intends to sell a number of shares of Common Stock specified in the Carlyle Investment Agreement (as defined below) to Carlyle Financial Services Harbor, L.P. (“Carlyle”) pursuant to the Investment Agreement between Carlyle and the Company, dated as of April 26, 2011 (as amended by Amendment No.1, dated as of June 16, 2011 and as otherwise further amended, modified or supplemented, the “Carlyle Investment Agreement”), with the closing of such transaction to occur simultaneously with the Closing (the “Carlyle Investment”).

C.    Oak Hill Investment. The Company also intends to sell a number of shares of Common Stock specified in the Oak Hill Investment Agreement (as defined below) to Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (together, “Oak Hill”) pursuant to the Investment Agreement between Oak Hill and the Company, dated as of April 26, 2011 (as amended by Amendment No. 1, dated as of June 16, 2011 and as otherwise further amended, modified or supplemented the “Oak Hill Investment Agreement” and, together with the Carlyle Investment Agreement, the “Investment Agreements”), with the closing of such transaction to occur simultaneously with the Closing (the “Oak Hill Investment”).

D.    Other Private Placements. The Company also intends to enter into agreements similar to this Agreement with certain other investors (together with Carlyle and Oak Hill, the “Other Investors”) and expects to complete sales of Common Shares to them, with the closing of such sales to occur simultaneously with the Closing (together with the Carlyle Investment and the Oak Hill Investment, the “Other Private Placements”). The Investor and the Other Investors are hereinafter sometimes collectively referred to as the “Investors”, and this Agreement and the investment or subscription agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the “Agreements.”

E.    Merger. In connection with the transactions contemplated hereby, the Company has also entered into an Agreement and Plan of Merger, dated as of April 26, 2011 (as amended by Amendment No. 1, dated as of June 16, 2011, and as otherwise further amended, modified or supplemented, the “Merger Agreement”) by and among the Company, a newly created wholly-owned subsidiary of the Company named Gamma Merger Corporation (“Merger Sub”), and Bank of Granite Corporation (“Granite”), pursuant to which Merger Sub will merge with and into Granite (the “Granite Merger”). In connection with the Granite Merger, stockholders of Granite will receive 3.375 shares of Common Stock for each share of Granite common stock held and holders of options to purchase shares of Granite common stock will receive options to purchase 3.375 shares of Common Stock for each share of Granite common stock underlying such options, in each case subject to rounding as provided in the Merger Agreement. Upon the effective time of the Granite Merger, which is to occur immediately following the Closing, the separate corporate existence of Merger Sub shall cease and Granite will be the surviving corporation of the Granite Merger and a wholly-owned subsidiary of the Company.

F.    TARP Exchange. The United States Department of Treasury (“Treasury”) holds (i) 51,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $10.00 per share and liquidation amount $1,000 per share (the “TARP Preferred Stock”), and (ii) a warrant, dated February 13, 2009, to purchase 2,207,143 shares of the Common Stock at an exercise price of $3.50 per share (the “TARP Warrant”). Subject to the approval of the Treasury, pursuant to an Exchange Agreement to be executed by the Treasury and the Company (the “Exchange Agreement”), the Company intends to (i) exchange the TARP Preferred Stock for Common Shares having an aggregate value (valuing the Common Shares at $0.16 per share) of the sum of (1) 25% of the aggregate liquidation preference of the TARP Preferred Stock and (2) 100% of the amount of accrued and unpaid dividends on the TARP Preferred Stock as of the Closing Date, and (ii) amend the TARP Warrant to, among other things, reduce the exercise price thereof to $0.16 per share (collectively, the “TARP Exchange”), each to occur simultaneously with the Closing.

G.    Settlement of Bank Subordinated Debt and Repurchase of Bank Preferred Stock. CommunityONE Bank, National Association, a national banking association (the “Bank”), has $2,500,000 of subordinated debt outstanding and held by SunTrust Bank (the “Bank Subordinated Debt”). SunTrust Bank also holds shares of nonvoting, nonconvertible, nonredeemable cumulative preferred stock of the Bank (the “Bank Preferred Stock”) having an aggregate liquidation preference of $12,500,000. In connection with the transactions contemplated hereby, the Bank intends to settle the Bank Subordinated Debt for cash in an amount equal to 35% of the principal thereof, plus 100% of the unpaid and accrued interest thereon as of the Closing Date, and to repurchase the Bank Preferred Stock for cash in an amount equal to 25% of the aggregate liquidation preference thereof, plus 100% of the unpaid and accrued dividends thereon as of the Closing Date (the “Bank Subordinated Debt Settlement and Preferred Stock Repurchase Agreement”).

H.    Shareholder Proposals. In connection with the transactions contemplated hereby, the Company will call a meeting of its shareholders, to be held as promptly as practicable after the date of this Agreement to vote on (i) amendments to Company’s articles of incorporation necessary to consummate the transactions contemplated by this Agreement (the “Articles of Amendment”), including, without limitation, an amendment to authorize additional shares of Common Stock and Preferred Stock (the “Articles Amendment Proposal”), (ii) the issuance of Common Shares to the Investors and the Treasury and in connection with the Granite Merger, as contemplated by this Agreement, the Investment Agreements and the Merger Agreement and as required by Rule 5635 of the NASDAQ Listing Rules (the “Share Issuance Proposal”), and (iii) the approval of a reverse stock split of the Common Shares, if such approval is required by the NASDAQ Listing Rules or as the Company otherwise deems necessary (the “Stock Split Proposal”, together with the Articles Amendment Proposal and the Share Issuance Proposal, the “Shareholder Proposals”).

I.    Investment Proceeds. The Company will deliver the majority of the proceeds from the Investment and the Other Private Placements to the Bank and to the Bank of Granite, a bank subsidiary of Granite chartered by the State of North Carolina (the “Bank of Granite”).

ARTICLE 1

PURCHASE; CLOSING

1.1    Issuance, Sale and Purchase. On the terms and subject to the satisfaction or waiver of the conditions set forth herein, the Company agrees to issue and sell to the Investor, and the Investor agrees to purchase from the Company, free and clear of any Liens, a number of Common Shares equal to the dollar amount subscribed as indicated on the signature page hereto divided by the Per Share Purchase Price, at the Per Share Purchase Price, payable by the Investor to the Company (the aggregate purchase price payable pursuant to this Section 1.1, the “Purchase Price”).

1.2     Closing; Deliverables for the Closing; Conditions of the Closing.

(a)    Closing. Unless this Agreement has been terminated pursuant to Article 4, and subject to the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 1.2(c), the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Arnold & Porter LLP, located at 555 Twelfth St., N.W., Washington, D.C., 20004, or remotely via the electronic or other exchange of documents and signature pages, on a date to be specified by the Company on no less than ten Business Days’ prior notice to the Investor (which date shall be the same date as the date of closing of the Other Private Placements and the Granite Merger), or at such other place or such other date as agreed to in writing by the parties hereto (the “Closing Date”).

(b)    Closing Deliverables. Subject to the satisfaction or waiver on the Closing Date of the conditions to the Closing in Section 1.2(c) at the Closing, the parties shall make the following deliveries:

(i)    the Company shall deliver to the Investor one or more certificates evidencing the Common Shares to be purchased pursuant to Section 1.1 registered in the name of the Investor (or if shares of the Company’s capital stock are uncertificated, cause the transfer agent for the Common Shares to issue and register such shares, in book-entry form, in the name of the Investor and deliver evidence of such registration to the Investor);

(ii)    the Investor shall deliver the Purchase Price, by wire transfer of immediately available funds to the account provided to the Investor by the Company at least one (1) Business Day prior to the Closing Date; and

(iii)    the Company shall deliver to the Investor such other documents relating to the purchase and sale of the Common Shares expressly required by this Agreement.

(c)    Closing Conditions.

(i)    The obligations of the Investor, on the one hand, and the Company, on the other hand, to consummate the Closing are each subject to the satisfaction or written waiver by the Company and the Investor of the following conditions prior to the Closing:

(A)    No provision of any Law and no judgment, injunction, order or decree shall prohibit the Closing or shall prohibit or restrict the Investor from owning or voting any Common Shares to be purchased pursuant to this Agreement or shall prohibit the consummation of the Granite Merger or the Other Private Placements;

(B)    All Governmental Consents required to have been obtained at or prior to the Closing Date in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect; and

(C)    The Shareholder Proposals shall have been approved by the Requisite Shareholder Votes and the Articles of Amendment shall have been filed with the Secretary of State of the State of North Carolina.

(ii)    The obligation of the Investor to consummate the Closing is also subject to the satisfaction or written waiver by the Investor of the following conditions prior to the Closing:

(A)    The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date, except where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(B)    The Company shall have performed and complied with, in all material respects, all agreements, covenants and conditions required hereby to be performed by it on or prior to the Closing Date (except that with respect to agreements, covenants and conditions that are qualified by materiality, the Company shall have performed and complied with such agreements, covenants and conditions, as so qualified, in all respects);

(C)    The Investor shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by a senior executive officer certifying to the effect that the conditions set forth in Section 1.2(c)(ii)(A) and Section 1.2(c)(ii)(B) have been satisfied on and as of the Closing Date;

(D)    All of the conditions to closing under the Merger Agreement shall have been satisfied or waived (other than those conditions that, by their terms, cannot be satisfied until the closing) in accordance with the terms of the Merger Agreement such that the consummation of the transactions contemplated by the Merger Agreement shall occur immediately following the Closing of the transactions contemplated by this Agreement;

(E)    The Company shall have received (or shall receive concurrently with the Closing) gross proceeds from the Other Private Placements in an aggregate amount, together with the Purchase Price, of not less than $310,000,000;

(F)    (1) The Company shall have exchanged the TARP Preferred Stock for Common Shares having an aggregate value (valuing the Common Shares at $0.16 per share) of the sum of (x) 25% of the aggregate liquidation preference of the TARP Preferred Stock and (y) 100% of the amount of accrued and unpaid dividends on the TARP Preferred Stock as of the Closing Date (or otherwise on terms and conditions satisfactory to the Investor in its reasonable judgment), which exchange and conversion shall have occurred on the Closing Date; (2) the TARP Warrant shall have been amended to reflect the reduced conversion price of $0.16 per share pursuant to the terms of the Exchange Agreement; and (3) Treasury shall have consented to the transactions set forth in Section 1.2(c)(ii)(G);

(G)    The Bank shall have (i) settled the Bank Subordinated Debt for cash in an amount equal to 35% of the principal thereof, plus 100% of the unpaid and accrued interest thereon as of the Closing Date, and (ii) repurchased all shares of Bank Preferred Stock for cash in an amount equal to 25% of the aggregate liquidation preference thereof, plus 100% of the unpaid and accrued dividends thereon as of the Closing Date; and

(H)    The Company shall have offered, and the Investor (or if the Investor is a trust or custodial account, the beneficiary of such trust or custodial account) shall have accepted, on terms reasonably acceptable to both the Company and the Investor, either employment with the Company or service to the Company as a member of the Company’s Board of Directors, in each case effective upon the Closing, and neither such offer nor such acceptance shall have been revoked or rescinded.

(iii)    The obligation of the Company to consummate the Closing is also subject to the satisfaction or written waiver by the Company of the following conditions prior to the Closing:

(A)    The representations and warranties of the Investor set forth in this Agreement shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date except where the failure to be true and correct (without regard to any materiality qualifications contained therein) would not materially adversely affect the ability of the Investor to perform its obligations hereunder (and except that representations and warranties made as of a specified date shall be true and correct as of such date);

(B)    The Investor shall have performed and complied with, in all material respects, all agreements, covenants and conditions required by this Agreement to be performed by it on or prior to the Closing Date (except that with respect to agreements, covenants and conditions that are qualified by materiality, the Investor shall have performed and complied with such agreements, covenants and conditions, as so qualified, in all respects);

(C)    The Company shall have received a certificate, dated as of the Closing Date, signed by the Investor (in the case of an Investor that is not a natural Person, signed on behalf of such Investor by an authorized official thereof) certifying to the effect that the conditions set forth in Section 1.2(c)(iii)(A) and Section 1.2(c)(iii)(B) have been satisfied on and as of the Closing Date; and

(D)    The Investor would not own or control in excess of 4.9% of the outstanding Common Shares (or securities or other instruments that are immediately convertible at the option of the Investor into Common Shares) on a Pro Forma Basis immediately following the Closing.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1    Certain Terms.

(a)    As used in this Agreement, the term “Material Adverse Effect” means any circumstance, event, change, development or effect that, individually or in the aggregate, would reasonably be expected to (i) result in a material adverse effect on the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) materially impair or delay the ability of the Company or any of the Company Subsidiaries to perform its or their obligations under this Agreement to consummate the Closing or any of the transactions contemplated hereby; provided, however, that in determining whether a Material Adverse Effect has occurred under clause (i), there shall be excluded any effect to the extent resulting from (A) actions or omissions of the Company or any Company Subsidiary expressly required or contemplated by the terms of this Agreement, (B) changes after the date hereof in general economic conditions in the United States, including financial market volatility or downturn, (C) changes after the date hereof affecting generally the industries or markets in which the Company and the Company Subsidiaries operate, (D) acts of war, sabotage or terrorism, military actions or the escalation thereof, or outbreak of hostilities, (E) any changes after the date hereof in applicable Laws or accounting rules or principles, including changes in GAAP, (F) the announcement or pendency of the transactions contemplated by this Agreement, (G) changes in the market price or trading volume of the Common Stock or the Company’s other outstanding securities (but not the underlying causes of such changes) or (H) any failure by the Company or any of the Company Subsidiaries to meet any internal projections or forecasts with regard to the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole (but not the underlying causes of such failure); provided further, however, that any circumstance, event, change, development or effect referred to in clauses (B), (C), (D) and (E) shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such circumstance, event, change, development or effect has a disproportionate effect on the Company and the Company Subsidiaries compared to other participants in the industries or markets in which the Company and the Company Subsidiaries operate.

(b)    As used in this Agreement, the term “Previously Disclosed” (i) with regard to any party, means information set forth on its Disclosure Schedule corresponding or responsive to the provision of this Agreement to which such information relates; provided, however, that if such information is disclosed in such a way as to make its relevance or applicability to another provision of this Agreement reasonably apparent on its face, such information shall be deemed to be responsive to such other provision of this Agreement, and (ii) with regard to the Company, includes information publicly disclosed by the Company in (A) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed by it with the Securities and Exchange Commission (the “SEC”), (B) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, (C) the Company’s Definitive Proxy Statement on Schedule 14A, as filed by it with the SEC on April 19, 2010, or (D) any Current Report on Form 8-K filed or furnished by it with the SEC since January 1, 2011, in each case available prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature). Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in a Disclosure Schedule shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)    For the avoidance of doubt, the representations and warranties of the Company set forth in this Agreement (i) as of the date of this Agreement are those of the Company and the Company Subsidiaries, and as of the date of this Agreement none of Granite, Bank of Granite or any of Granite’s other Subsidiaries shall be deemed an Affiliate of the Company or Subsidiary of the Company and (ii) as of the Closing Date for purposes of this Article 2 are those of the Company and the Company Subsidiaries, including Granite, Bank of Granite and any of Granite’s other Subsidiaries; provided, that (i) prior to the Closing, the Company shall be entitled to amend the Disclosure Schedules to include information included in Granite’s disclosure schedules to the Merger Agreement, and such amendment shall be deemed to amend the Disclosure Schedules for all purposes of this Agreement as of the Closing Date, and (ii) the term “Previously Disclosed” shall include information publicly disclosed by Granite in (A) its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed by it with the SEC, (B) its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, (C) its most recent Definitive Proxy Statement on Schedule 14A, as filed by it with the SEC, or (D) any Current Report on Form 8-K filed or furnished by it to the SEC since January 1, 2011, in each case filed prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature).

2.2    Representations and Warranties of the Company. Except as Previously Disclosed, the Company hereby represents and warrants to the Investor, as of the date of this Agreement and as of the Closing Date (except for the representations and warranties that are as of a specific date, which shall be made as of that date) that:

(a)    Organization and Authority. Each of the Company and its subsidiaries (each, a “Company Subsidiary”) is a corporation or other entity duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where any failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and has the corporate or other organizational power and authority to own its properties, rights and assets and to carry on its business as it is now being conducted. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

(b)    Capitalization. As of the date hereof, the authorized Capital Stock of the Company consists of (i) 150,000,000 shares of Common Stock, par value $2.50 per share, and (ii) 200,000 shares of preferred stock, par value $10.00 per share (the “Company Preferred Stock”), 51,500 of which has been designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A.” As of the close of business on April 7, 2011 (the “Capitalization Date”), there were 11,424,390 shares of Common Stock outstanding and 51,500 shares of TARP Preferred Stock and no other Company Preferred Stock outstanding. In addition, the Treasury holds a warrant, dated February 13, 2009, to purchase 2,207,143 shares of Common Stock at an exercise price of $3.50 per share. As of the Closing Date, the authorized Capital Stock of the Company shall be as set forth on Schedule 2.2(c)(i) (the “Capitalization Update”). As of the Closing Date, after giving effect to the consummation of the transactions contemplated by the Merger Agreement, the authorized and issued Capital Stock of the Company and the percentage ownership of the Investors, in each case shall be as set forth on Schedule 2.2(c)(ii).

(c)    Authorization; No Conflicts; Shareholder Approval.

(i)    The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. Except for authorization by shareholder approval of the Shareholder Proposals as contemplated by this Agreement, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no further approval or authorization is required on the part of the Company or its shareholders. The Board of Directors, by the unanimous vote of the directors present at the meeting at which such matters were considered, has approved the transactions contemplated by this Agreement, including the Investment, the Other

Private Placements, the TARP Exchange, the Warrant Offering and the Granite Merger, and such approval is sufficient under Article IX, Paragraph (b) of the Company’s articles of incorporation to cause Article IX, Paragraph (a) of the Company’s articles of incorporation to be inapplicable to the Granite Merger. No other corporate proceedings are necessary for the execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Investor, is the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles (whether applied in equity or at law).

(ii)    Neither the execution and delivery by the Company of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any liens, charges, adverse rights or claims, pledges, covenants, title defects, security interests and other encumbrances of any kind (“Liens”) upon any of the properties or assets of the Company or any Company Subsidiary, under any of the terms, conditions or provisions of (1) the articles of incorporation or bylaws (or similar governing documents) of the Company and each Company Subsidiary or (2) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party or by which it may be bound, or to which the Company or any of the Company Subsidiaries, or any of the properties or assets of the Company or any of the Company Subsidiaries may be subject, or (B) subject to receipt of the Requisite Shareholder Votes, violate any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets except in the case of clauses (A)(2) and (B) for such violations, conflicts and breaches as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii)    The only votes of the shareholders of the Company required to approve each of the Share Issuance Proposal and the Articles Amendment Proposal is the approval by a majority of the votes cast on each proposal, provided that a quorum representing a majority of the outstanding votes entitled to vote thereon is satisfied in each case, pursuant to Section 5635 of the NASDAQ Listing Rules and the bylaws of the Company. The shareholder vote described in the preceding sentence is referred to as the “Requisite Shareholder Votes.”

(d)    Governmental Consents. No Governmental Consents are necessary for the execution and delivery of this Agreement or for the sale by the Company of the Common Shares to the Investor pursuant to this Agreement.

(e)    Issuance of the Securities. The issuance of the Common Shares in connection with the transactions contemplated by this Agreement has been duly authorized (other than the Requisite Shareholder Votes) and such Common Shares, when issued and paid for in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and nonassessable and free and clear of all Liens, other than restrictions on transfer provided for or contemplated in this Agreement or imposed by applicable securities Laws, and shall not be subject to preemptive or similar rights.

2.3    Representations and Warranties of the Investor. Except as Previously Disclosed, the Investor hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date (except for the representations and warranties that are as of a specific date which shall be made as of that date) that:

(a)    Organization and Authority. To the extent the Investor is not a natural Person, such Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and where failure to be so qualified would be reasonably expected to materially adversely impair or delay its ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

(b)    Authorization; No Conflicts.

(i)    The Investor has the necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. To the extent the Investor is not a natural Person, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by its board of directors, general partner or managing members, investment committee, investment adviser or other authorized person, as the case may be, and no further approval or authorization by any of its shareholders, partners or other equity owners, as the case may be, is required. This Agreement has been duly and validly executed and delivered by the Investor and, assuming due authorization, execution and delivery by the Company, is the valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(ii)    Neither the execution, delivery and performance by the Investor of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by the Investor with any of the provisions hereof, will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Liens upon any of the properties or assets of the Investor under any of the terms, conditions or provisions of (1) (if the Investor is not a natural Person, its articles of incorporation or bylaws, its certificate of limited partnership or partnership agreement or its similar governing documents or (2) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Investor is a party or by which the Investor may be bound, or to which the Investor or any of the properties or assets of the Investor may be subject, or (B) subject to compliance with the statutes and regulations referred to in the next paragraph (and assuming the correctness of the representations and warranties of the Company), violate any Law applicable to the Investor or any of its properties or assets except in the case of clauses (A)(2) and (B) for such violations, conflicts and breaches as would not reasonably be expected to materially adversely affect the Investor’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.

(c)    Governmental Consents. Assuming the correctness of the representations and warranties of the Company contained herein, no Governmental Consents are necessary to be obtained by the Investor for the execution and delivery of this Agreement or for the purchase by the Investor of the Common Shares pursuant to this Agreement.

(d)    Purchase for Investment. The Investor acknowledges that the Common Shares have not been registered under the Securities Act or under any state securities laws. The Investor (i) is acquiring the Common Shares pursuant to an exemption from registration under the Securities Act and other applicable securities laws solely for investment with no present intention to distribute any of the Common Shares to any Person, (ii) will not sell or otherwise dispose of any of the Common Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws, (iii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Common Shares and of making an informed investment decision and (iv) is an “accredited investor” (as that term is defined by Rule 501 of the Securities Act).

(e)    Brokers and Finders. Neither the Investor, nor its respective Affiliates nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Investor in connection with this Agreement or the transactions contemplated hereby. The Investor acknowledges that it is purchasing the Common Shares directly from the Company and not from any Placement Agent.

(f)    Investment Decision. The Investor has independently evaluated the merits of its decision to purchase the Common Shares pursuant to this Agreement, and the Investor confirms that it has not relied on the advice of any other person’s business and/or legal counsel in making such decision. The Investor understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Common Shares constitutes legal, tax or investment advice. The Investor has consulted such accounting, legal, tax and investment advisors as it has deemed necessary or appropriate in connection with its purchase of the Common Shares. The Investor understands that the Placement Agents have acted solely as the agent of the Company in this placement of the Common Shares and the Investor has not relied on the business or legal advice of the Placement Agents or any of its agents, counsel or Affiliates in making its investment decision hereunder, and confirms that none of such Persons has made any representations or warranties to the Investor in connection with the transactions contemplated by this Agreement. Except for this Agreement, there are no agreements or understandings with respect to the transactions contemplated by this Agreement between the Investor or any of its Affiliates, on the one hand, and (i) any of the Other Investors or any of their respective Affiliates, (ii) the Company or (iii) the Company Subsidiaries, on the other hand.

(g)    Financial Capability. At the Closing, the Investor shall have available funds necessary to consummate the Closing on the terms and conditions contemplated by this Agreement.

(h)    Ownership. Neither the Investor nor any of its Affiliates (as such term is defined in the Rights Plan) directly or indirectly owns any stock of the Company or of Granite (other than stock purchased pursuant to this Agreement).

(i)    Access to Information. The Investor acknowledges that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Common Shares and the merits and risks of investing in the Common Shares; (ii) access to information about the Company and the Company Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the Investment; and (iv) the opportunity to ask questions of management.

(j)    No Reliance. The Investor has not relied on any representation or warranty in connection with the Investment other than those contained in this Agreement.

(k)    No Coordinated Acquisition. The Investor (i) is not affiliated with Carlyle or Oak Hill (each of Carlyle and Oak Hill, for purposes of this section only, a “Lead Investor”), (ii) reached its decision to invest in the Common Shares independently from any Lead Investor and any other Person known by the Investor to be a potential investor in the Company (any such person, a “Potential Investor”), (iii) has not entered into any agreement or understanding with any Lead Investor or any other Potential Investor to act in concert for the purpose of exercising a controlling influence over the Company or any Company Subsidiaries, including, but not limited to, any agreements or understandings regarding the voting or transfer of shares of the Company, (iv) has not shared due diligence materials prepared by such Investor or any of its advisors or representatives with respect to the Company or any Company Subsidiaries with any Lead Investor or any other Potential Investor, (v) has not been induced, nor has induced any Lead Investor or any other Potential Investor, to enter into the transactions contemplated by this Agreement, (vi) was not notified of or provided the opportunity to enter into the transactions contemplated by this Agreement pursuant to the terms of any agreement or informal understanding with any Lead Investor or any other Potential Investor and was not required by the terms of any agreement or informal understanding to so notify any Lead Investor or other Potential Investor, (vi) is not a party to any formal or informal understanding with any Lead Investor or other Potential Investor to make a coordinated acquisition of stock of the Company, and the investment decision of the Investor is not based on the investment decision of any Lead Investor or any other Potential Investor, (viii) will not, by reason of the Investment, file, be required to file, or be required to be included in a Schedule 13D or Schedule 13G pursuant to the United States federal securities laws, (ix) has not engaged as part of a group consisting of substantially the same entities as the Potential Investors, in substantially the same combination of interests, in any additional banking or nonbanking activities or business ventures in the United States, and (x) will not pay any Lead Investor or any other Potential Investor any fee in connection with the transactions contemplated hereby. The Investor does not presently hold any capital stock of the Company.

(l)    Offering of Securities. To the Investor’s knowledge, the Investor was not contacted by means of any general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer and sale of the Common Shares to be purchased pursuant to this Agreement.

(m)    ERISA Plans; IRAs. If the Investor is an individual retirement account (“IRA”), (i) the IRA’s investment in the Company does not violate and is not otherwise inconsistent with the terms of the documents governing the IRA, (ii) the person or entity executing this Agreement is authorized and qualified to execute and deliver this Agreement in the name and on behalf of the IRA, (iii) the person directing the IRA’s investment is authorized and qualified to make, and has given appropriate consideration of all factors relevant to and risks relating to, the investment decision, (iv) the IRA is not subject to the Employee Retirement Income Security Act of 1974, “ERISA”), and (v) the IRA’s acquisition, holding, sale or redemption of the Common Shares will not result in a nonexempt prohibited transaction under the Internal Revenue Code of 1986, as amended (the “Code”). The Investor is not a pension plan, profit sharing plan, or any other employee benefit plan subject to ERISA (an “ERISA Plan”) and no part of the funds used to purchase the Common Stock are assets of an ERISA Plan.

ARTICLE 3

COVENANTS

3.1    Reasonable Best Efforts. Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other parties hereto in doing all things necessary, proper or advisable under Laws to consummate and make effective the transactions contemplated hereby, including but not limited to: (a) the satisfaction of the conditions precedent to the obligations of the parties hereto; (b) the obtaining of applicable Governmental Consents, and consents, waivers and approvals of any third parties; (c) the defending of any claim, action, suit, investigation or proceeding, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder; and (d) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably request in order to carry out the intent of this Agreement.

3.2    Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) that are required to be paid in connection with the sale and transfer of the Common Shares to be sold to the Investor hereunder will be, or will have been, fully paid or provided for by the Company, and all Laws imposing such taxes will be or will have been complied with.

3.3    Legend.

(a)    The Investor agrees that all certificates or other instruments representing the Common Shares subject to this Agreement shall bear a legend substantially to the following effect, until such time as they are not required under Section 3.3(b):

“THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

(b)    Upon request of the Investor, the Company shall promptly cause such legend to be removed from any certificate for any Common Shares to be so transferred if (i) such Common Shares are being transferred pursuant to a registration statement in effect thereto or (ii) such Common Shares are being transferred pursuant to an exemption from registration under the Securities Act and applicable state laws subject to receipt by the Company of an opinion of counsel for the Investor reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state laws. The Investor acknowledges that the Common Shares have not been registered under the Securities Act or under any state securities laws and agrees that it shall not sell or otherwise dispose of any of the Common Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws.

ARTICLE 4

TERMINATION

4.1    Termination. This Agreement may be terminated prior to the Closing:

(a)    by mutual written agreement of the Company and the Investor;

(b)    by any party, upon written notice to the other party, in the event that the Closing does not occur on or before October 31, 2011; provided, however, that the right to terminate this Agreement pursuant to this Section 4.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c)    by the Investor, upon written notice to the Company, if (i) there has been a breach of any representation, warranty, covenant or agreement made by this Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that a closing condition in Section 1.2(c)(i) or 1.2(c)(ii) would not be satisfied and (ii) such breach or condition is not curable or, if curable, is not cured within fifteen (15) days after the Company’s receipt of written notice of such breach from the Investor, provided that this Section 4.1(c) shall only apply if the Investor is not in material breach of any of the terms of this Agreement;

(d)    by the Company, upon written notice to the Investor, if (i) there has been a breach of any representation, warranty, covenant or agreement made by the Investor in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that a closing condition in Section 1.2(c)(i) or 1.2(c)(iii) would not be satisfied and (ii) such breach or condition is not curable or, if curable, is not cured within fifteen (15) days after the Investor’s receipt of written notice of such breach from the Company; provided that this Section 4.1(d) shall only apply if the Company is not in material breach of any of the terms of this Agreement;

(e)    by any party, upon written notice to the other parties, in the event that any Governmental Entity shall have issued any order, decree or injunction or taken any other action restraining, enjoining or prohibiting any of the transactions contemplated by this Agreement, and such order, decree, injunction or other action shall have become final and nonappealable;

(f)    by the Investor, if the Merger Agreement has been terminated; or

(g)    by the Investor, upon written notice to the Company, in the event that the Carlyle Investment Agreement or Oak Hill Investment Agreement is terminated.

4.2    Effects of Termination. In the event of any termination of this Agreement as provided in Section 4.1, this Agreement (other than this Article 4 and Article 6 of this Agreement, which shall remain in full force and effect) shall forthwith become wholly void and of no further force and effect; provided that nothing herein shall relieve any party from liability for fraud or willful breach of this Agreement.

ARTICLE 5

INDEMNITY

5.1    Indemnification by the Investor.

(a)    After the Closing, the Investor shall indemnify, defend and hold harmless to the fullest extent permitted by Law the Company and its Affiliates and their respective successors and assigns, officers, directors, partners, members and employees (collectively, the “Company Indemnified Parties”) against, and reimburse any of the Company Indemnified Parties for, all Losses that the Company Indemnified Parties may at any time suffer or incur, or become subject to, as a result of or in connection with (1) the inaccuracy or breach of any representation or warranty made by the Investor in this Agreement or any certificate delivered pursuant hereto or (2) any breach or failure by such Investor to perform any of its covenants or agreements contained in this Agreement.

(b)    For purposes of Section 5.1(a), in determining whether there has been a breach of a representation or warranty, the parties hereto shall ignore any “materiality” or similar qualifications.

ARTICLE 6

MISCELLANEOUS

6.1    Survival. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing indefinitely. The covenants and agreements set forth in this Agreement shall survive until the earliest of the duration of any applicable statute of limitations or until performed or no longer operative in accordance with their respective terms.

6.2    Other Definitions. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. In addition, the following terms shall have the meanings assigned to them below:

(a)    the term “Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person provided that no security holder of the Company shall be deemed to be an Affiliate of any other security holder or of the Company or any of the Company Subsidiaries solely by reason of any investment in the Company, for purposes of this definition,

“control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such Person, whether through the ownership of voting securities by contract or otherwise;

(b)    the term “Board of Directors” means the Board of Directors of the Company;

(c)    the term “Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York or in the State of North Carolina generally are authorized or required by Law or other governmental actions to close;

(d)    the term “Capital Stock” means capital stock or other type of equity interest in (as applicable) a Person;

(e)    the term “Disclosure Schedule” shall mean a schedule delivered, on or prior to the date of this Agreement, by (i) the Investor to the Company and (ii) the Company to the Investor setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 2.2 with respect to the Company, or in Section 2.3 with respect to the Investor, or to one or more covenants contained in Article 3;

(f)    the term “GAAP” means United States generally accepted accounting principles and practices as in effect from time to time;

(g)    the term “Governmental Consent” means any notice to, registration, declaration or filing with, exemption or review by, or authorization, order, consent or approval of, any Governmental Entity, or the expiration or termination of any statutory waiting periods;

(h)    the term “Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, and any applicable industry self-regulatory organization or securities exchange;

(i)    the term “Law” means any domestic (federal, state or local) or foreign law, statute, ordinance, license, rule, regulation, policy or guideline, order, demand, writ, injunction, decree or judgment of any Governmental Entity;

(j)    the term “Losses” means any and all losses, damages, reasonable costs, reasonable expenses (including reasonable attorneys’ fees and disbursements), liabilities, settlement payments, awards, judgments, fines, obligations, claims, and deficiencies of any kind, excluding special, consequential, exemplary and punitive damages;

(k)    the term “Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Entity or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity;

(l)    the term “Placement Agents” means, collectively, Sandler O’Neill & Partners, L.P. and Raymond James & Associates, Inc.;

(m)    the term “Rights Plan” means the Tax Benefits Preservation Plan (including the Amendment to Tax Benefits Preservation Plan) of the Company;

(n)    the term “Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other entity (x) of which such Person or a Subsidiary of such Person is a general partner or (y) of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is directly or indirectly owned by such Person and/or one or more Subsidiaries thereof;

(o)    the term “Warrant Offering” means a distribution by the Company after the Closing of non-transferable warrants to holders of record of Common Stock as of the close of business on the Business Day immediately preceding the Closing Date giving such shareholders the right to purchase a number of shares of Common Stock of the Company at the same price per share paid by the Investor under this Agreement. The number of shares of Common Stock underlying such warrants shall not exceed one share of Common Stock for each four shares of Common Stock held as of the close of business on the Business Day immediately preceding the Closing Date.

(p)    the word “or” is not exclusive;

(q)    the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;

(r)    the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision; and

(s)    all article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit and schedule references not attributed to a particular document shall be references to such exhibits and schedules to this Agreement.

6.3    Amendment and Waivers. The conditions to each party’s obligation to consummate the Closing are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by Law. No amendment or waiver of any provision of this Agreement will be effective against any party hereto unless it is in a writing signed by a duly authorized officer of such party.

6.4    Counterparts and Facsimile. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Agreement may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

6.5    Governing Law. This Agreement will be governed by and construed in accordance with the Laws of the State of New York applicable to contracts made and to be performed entirely within such State.

6.6    Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York sitting in the borough of Manhattan, New York, New York, so long as such court shall have subject matter jurisdiction over such suit, action or proceeding or, if it does not have subject matter jurisdiction, in any New York State court sitting in the borough of Manhattan, New York, New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 6.8 shall be deemed effective service of process on such party. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the state and federal courts referred to above for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby.

6.7    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.8    Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by telecopy or facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a)    If to the Investor, at the address set forth on the signature page to this Agreement:

(b)    If to the Company:

FNB United Corp.

150 South Fayetteville Street

Asheboro, North Carolina 27203

Attn: Chief Financial Officer

Fax: (336) 328-1633

with a copy (which copy alone shall not constitute notice) to each of:

Arnold & Porter LLP

555 Twelfth Street NW

Washington, D.C. 20004

Attn: Brian McCormally

         Beth DeSimone

Fax: (202) 942-5999

and

Schell Bray Aycock Abel & Livingston PLLC

230 North Elm Street

Greensboro, NC 27401

Attn: Melanie Samson Tuttle

Fax: (336) 370-8830

6.9    Entire Agreement. This Agreement (including the Annexes and Schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, inducements or conditions, both written and oral, among the parties, with respect to the subject matter hereof.

6.10    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Common Shares to be issued pursuant to this Agreement. Neither the Company nor the Investor may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party.

6.11    Captions. The article, section, paragraph and clause captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

6.12    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

6.13    Third Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any Person (including any of the Other Investors) other than the parties hereto, any benefit right or remedies, except that the provisions of Section 5.1(a) shall inure to the benefit of the Persons referred to in such Sections. Notwithstanding the foregoing, the Company and the Investor agree that the Placement Agents, as placement agents for the Common Shares, shall be third party beneficiaries of the representations, warranties and agreements made or given by the parties hereunder.

6.14    Public Announcements. The Investor will not make (and will use its reasonable best efforts to ensure that its Affiliates and representatives do not make) any news release or public disclosure with respect to this Agreement and any of the transactions contemplated hereby.

6.15    Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

6.16    Independent Nature of Investor’s Obligations and Rights. The obligations of each Investor under any Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investors under any Agreement. The decision of the Investor to purchase the Common Shares pursuant to this Agreement has been made by the Investor independently of any other non-affiliated Investors and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, which may have been made or given by any other non-affiliated Investor or by any agent or employee of any other non-affiliated Investors, and neither the Investor nor any of its agents or employees shall have any liability to any other Investors (or any other Person) relating to or arising from any such information, materials, statement or opinions. Nothing contained in this Agreement, and no action taken by the Investor pursuant hereto or thereto, shall be deemed to constitute any of the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that any of the Investors are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement. The Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and the Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors.

6.17    No Recourse; Limitation of Liability. This Agreement may only be enforced against the named parties hereto. All claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may be made only against the entities that are expressly identified as parties hereto or that are subject to the terms hereof, and no past, present or future director, officer, employee, incorporator, member, manager, partner, shareholder, Affiliate, agent, attorney or representative of any party hereto (including any person negotiating or executing this Agreement on behalf of a party hereto) shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action, whether in tort, contract or otherwise, that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement and the transactions contemplated hereby. The

Company agrees that, whether or not this Agreement is terminated, to the extent it has incurred Losses or damages in connection with this Agreement, (a) the maximum liability of the Investor shall be limited to the Purchase Price payable pursuant to Section 1.1 and (b) the Investor shall not be liable for any special, indirect, exemplary, consequential or punitive damages in connection with this Agreement.

Annex F

EXCHANGE AGREEMENT

by and between

FNB UNITED CORP.

and

THE UNITED STATES DEPARTMENT OF THE TREASURY

Dated as of August 12, 2011

i

LIST OF ANNEXES

ANNEX A: FORM OF AMENDED WARRANT

ANNEX B: FORM OF OPINION

ANNEX C: FORM OF WAIVER

LIST OF SCHEDULES

SCHEDULE A: CAPITALIZATION

SCHEDULE B: COMPANY MATERIAL ADVERSE EFFECT

SCHEDULE 5.7(a)(D): WARRANT OFFERING

ii

Defined Terms

Additional Equity Investors	Recitals
Affiliate	Section 6.7(b)
Agreement	Preamble
Amended Warrant	Recitals
Anchorage	Recitals
Articles Amendment	Section 1.1(d)(i)
Articles Amendment Proposal	Section 1.1(d)(i)
Benefit Plans	Section 1.1(d)(xv)
Business Combination	Section 6.7(c)
Capitalization Date	Section 3.1(b)
Carlyle	Recitals
Closing	Section 1.1(a)
Closing Date	Section 1.1(a)
Code	Section 3.5(c)
Common Stock	Recitals
CommunityONE	Recitals
Company	Preamble
Company Material Adverse Effect	Section 6.7(d)
Company Subsidiaries	Section 4.4(a)
Compensation Regulations	Section 1.1(d)(xv)
Designated Matters	Section 6.7(e)
EAWA	Section 6.7(f)
EESA	Section 1.1(d)(xv)
Equity Investor	Recitals
Exchange	Recitals
Exchange Act	Section 5.3(b)
Exchange Shares	Recitals
GAAP	Section 5.7(a)(ii)
Governmental Entities	Section 1.1(c)
Granite	Recitals
Information	Section 4.4(c)
Investor	Preamble
Junior Stock	Section 6.7(g)
Merger	Recitals
Merger Agreement	Recitals
NASDAQ	Section 1.1(d)(xiii)
Oak Hill	Recitals
Observer	Section 5.11
Old Warrant	Recitals
Other Transactions	Section 4.9
Parity Stock	Section 6.7(h)
Preferred Exchange	Recitals
Preferred Shares	Recitals
Preferred Stock	Section 6.7(i)
Previously Disclosed	Section 6.7(j)
Private Placement	Recitals
Purchase Price	Recitals
Relevant Period	Section 1.1(d)(xv)
Requisite Shareholder Vote	Section 1.1(d)(i)
Reverse Stock Split	Recitals

iii

Defined Terms

SEC	Section 3.5(b)
Securities Act	Recitals
Section 4.5 Employee	Section 4.5(b)
Securities Purchase Agreement	Recitals
Senior Executive Officers	Section 1.1(d)(xv)
Share Dilution Amount	Section 5.7(a)(ii)
Share Issuance Proposal	Section 1.1(d)(i)
Shareholder Proposals	Section 1.1(d)(i)
Status Report	Section 4.9
Stock Split Proposal	Section 1.1(d)(i)
subsidiary	Section 6.7(a)
SunTrust	Recitals
SunTrust Settlement	Recitals
Targeted Completion Date	Section 4.9
Tax Benefits Preservation Plan	Section 3.6
Transfer	Section 5.4
Warrant Exchange	Recitals
Warrant Shares	Section 3.2(a)
Warrant Offering	Recitals

iv

EXCHANGE AGREEMENT, dated as of August 12, 2011 (this “Agreement”) by and between FNB United Corp., a North Carolina corporation (the “Company”), and the United States Department of the Treasury (the “Investor”). All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Securities Purchase Agreement.

BACKGROUND

WHEREAS, the Investor is, as of the date hereof, the beneficial owner of 51,500 shares of the Company’s preferred stock designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A”, having a liquidation amount of $1,000 per share (the “Preferred Shares”);

WHEREAS, the Company issued the Preferred Shares pursuant to that certain Securities Purchase Agreement – Standard Terms incorporated into a Letter Agreement, dated as of February 13, 2009, between the Company and the Investor (the “Securities Purchase Agreement”);

WHEREAS, the Company and Bank of Granite Corporation (“Granite”) entered into an agreement and plan of merger, dated April 26, 2011, as amended by Amendment No. 1 dated June 16, 2011 (the “Merger Agreement”), pursuant to which a wholly owned subsidiary of the Company would, subject to the terms and conditions of the Merger Agreement, merge with and into Granite, with Granite surviving as a subsidiary of FNB (the “Merger”).

WHEREAS, in connection with the Merger Agreement, the Company entered into separate investment agreements, dated April 26, 2011, as amended by Amendment No. 1 dated June 16, 2011 and Amendment No. 2 dated August 4, 2011 (the “Investment Agreements”) with an affiliate of The Carlyle Group (“Carlyle”) and affiliates of Oak Hill Capital Partners (together, “Oak Hill Capital” and collectively with Carlyle, the “Lead Investors”), pursuant to which each of Oak Hill Capital and Carlyle agreed, subject to certain conditions, to purchase 493,750,000 shares of the Company’s common stock, no par value (together with the associated preferred share purchase rights under the Tax Benefits Preservation Plan (as defined herein)) (the “Common Stock”) at a price of $0.16 per share (the “Purchase Price”).

WHEREAS, the Company has entered into subscription agreements (the “Subscription Agreements”) with accredited investors, including certain directors and officers of the Company, pursuant to which those investors will agree, subject to certain conditions, to purchase shares of Common Stock at the Purchase Price, yielding aggregate gross proceeds that, together with the investments by the Lead Investors, will equal no less than $310,000,000, with each such investor to own less than 5% of the outstanding shares of Common Stock as of the Closing Date after giving effect to the investments by the Equity Investors and the Preferred Exchange (collectively, but excluding the Investor and the Lead Investors, the “Additional Equity Investors” and, together with the Lead Investors, the “Equity Investors”), in a private placement (the “Private Placement”) exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, following the Closing, the Company intends to commence a warrant offering, providing holders of record of the Common Stock as of 5:00 p.m., Eastern time, on the date that is one business day prior to the Closing Date with the right to invest in Common Stock at the Purchase Price (the “Warrant Offering”), with such warrants being transferable and providing for the purchase of a maximum of 3,000,000 shares of Common Stock by the holders of such rights;

WHEREAS, CommunityONE Bank, National Association, a subsidiary of the Company (“CommunityONE”), has entered into an agreement with SunTrust Bank (“SunTrust”) dated August 1, 2011, pursuant to which CommunityONE will purchase (i) all of the outstanding non-voting, non-convertible, non-redeemable cumulative preferred stock, par value $1.00 per share, of CommunityONE held by SunTrust, for cash consideration equal to (A) 25% of the aggregate liquidation preference thereof, plus (B) 100% of the accrued and unpaid dividends thereon, and (ii) the Floating Rate Subordinated Note Due 2015 of CommunityONE held by SunTrust, for cash consideration equal to (A) 35% of the aggregate principal amount thereof, plus (B) 100% of the accrued and unpaid interest thereon ((i) and (ii) together, the “SunTrust Settlement”);

WHEREAS, on April 26, 2011, CommunityONE agreed to enter into a deferred prosecution agreement with the U.S. Attorney for the Western District of North Carolina (the “U.S. Attorney”) and the U.S. Department of Justice (the “DOJ”) to settle potential claims arising from a Grand Jury Subpoena received by CommunityONE from the U.S. Attorney dated August 11, 2010 (the “DPA”);

WHEREAS, the Company and the Investor desire, in connection with the foregoing recapitalization of the Company, (i) to exchange (the “Preferred Exchange”) all of the Preferred Shares beneficially owned and held by the Investor for shares of Common Stock representing twenty-five percent (25%) of the aggregate liquidation preference of the Preferred Shares at the Purchase Price, (ii) to exchange (the “Dividend Exchange”) all accrued and unpaid dividends under the Preferred Shares outstanding immediately prior to the Closing Date for additional shares of Common Stock at the Purchase Price (such shares of Common Stock described in clauses (i) and (ii), the “Exchange Shares”), and (iii) to amend the terms of that certain warrant, dated February 13, 2009, to purchase 2,207,143 shares of Common Stock granted by the Company for the benefit of the Investor (the “Old Warrant”) pursuant to an amended and restated warrant to purchase 2,207,143 shares of Common Stock, in substantially the form attached hereto as Annex A (the “Amended Warrant”), on the terms and subject to the conditions set forth herein (the “Warrant Exchange” and together with the Preferred Exchange and the Dividend Exchange, the “Exchange”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

THE CLOSING; CONDITIONS TO THE CLOSING

Section 1.1    The Closing.

(a)    The closing of the Exchange (the “Closing”) will take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, 10019, or remotely via the electronic or other exchange of documents and signature pages, as the parties may agree. The Closing shall take place on the day of the closing of the transactions contemplated by the Investment Agreements; provided that the conditions set forth in Section 1.1(c) and (d) shall have been satisfied or waived, or at such other place, time and date as shall be agreed between the Company and the Investor. The time and date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b)    Subject to the fulfillment or waiver of the conditions to the Closing in this Section 1.1, at the Closing (i) the Company will deliver the Amended Warrant and the Exchange Shares to the Investor, as evidenced by one or more certificates dated the Closing Date and registered in the name of the Investor or its designee(s) (or if shares of Common Stock are uncertificated, cause the transfer agent for the Common Stock to register the Exchange Shares in the name of the Investor and deliver reasonably satisfactory evidence of such registration to the Investor) and (ii) the Investor will deliver the certificate representing the Preferred Shares and the original Old Warrant to the Company.

(c)    The respective obligations of each of the Investor and the Company to consummate the Exchange are subject to the fulfillment (or waiver by the Company and the Investor, as applicable) prior to the Closing of the conditions that (i) any approvals or authorizations of all United States and other governmental, regulatory or judicial authorities (collectively, “Governmental Entities”) required for the consummation of the Exchange shall have been obtained or made in form and substance reasonably satisfactory to each party and shall be in full force and effect and all waiting periods required by United States and other applicable law, if any, shall have expired, and (ii) no provision of any applicable United States or other law and no judgment, injunction, order or decree of any Governmental Entity shall prohibit consummation of the Exchange as contemplated by this Agreement.

(d)    The obligation of the Investor to consummate the Exchange is also subject to the fulfillment (or waiver by the Investor) at or prior to the Closing of each of the following conditions:

(i)    the Company shall have called a meeting of its shareholders to vote on (A) an amendment to the Company’s Articles of Incorporation (the “Articles Amendment”) reflecting an increase in the amount of authorized shares of Common Stock sufficient to issue all shares of Common Stock to be issued to the Equity Investors and to the Investor as contemplated by this Agreement (the “Articles Amendment Proposal”), (B) the issuance of shares of Common Stock to the Equity Investors and the Investor as contemplated by this Agreement and as required by Rule 5635 of the NASDAQ Listing Rules (the “Share Issuance Proposal”), and (C) an amendment to the Company’s Articles of Incorporation reflecting the approval of a 100 for 1 reverse stock split of the Common Stock (the “Reverse Stock Split”), if such approval is required by the NASDAQ Listing Rules or as the Company otherwise deems necessary (the “Stock Split Proposal,” and together with the Articles Amendment Proposal and the Stock Split Proposal, the “Shareholder Proposals”), and each of the Shareholder Proposals shall have been approved by a majority of the votes cast on such proposal at such meeting (the “Requisite Shareholder Vote”);

(ii)    all conditions precedent to the Merger (other than those conditions that by their nature are to be satisfied at the closing of the Merger) shall have been satisfied on the terms set forth therein;

(iii)    the Company shall have filed with the State of North Carolina the Articles Amendment and such filing shall have been accepted;

(iv)    all conditions precedent to the transactions contemplated by the Investment Agreements (other than those conditions that by their nature are to be satisfied at the closing of the transactions contemplated by the Investment Agreements) shall have been satisfied on the terms set forth therein so that simultaneously with the Closing, the Company shall issue Common Stock to the Lead Investors in accordance with the Investment Agreements and shall issue Common Stock to the Additional Equity Investors in the Private Placement for aggregate gross proceeds to the Company of not less than $310,000,000;

(v)    the SunTrust Settlement shall have been effected;

(vi)    the DPA shall have become effective;

(vii)    all approvals required to be obtained under the written agreement entered into by the Company with the Federal Reserve Bank of Richmond shall have been obtained;

(viii)    (A) the representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct in all respects as though made on and as of the Closing Date (other than representations and warranties that by their terms speak as of another date, which representations and warranties shall be true and correct in all respects as of such other date) and (B) the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing;

(ix)    the Investor shall have received a certificate signed on behalf of the Company by a senior executive officer certifying to the effect that the conditions set forth in Section 1.1(d)(viii) have been satisfied;

(x)    the Investor shall have received a certificate signed on behalf of the Company by a senior executive officer thereof certifying that all conditions precedent to the Closing have been satisfied or waived;

(xi)    the Company shall have executed the Amended Warrant and delivered such executed Amended Warrant to the Investor or its designee(s);

(xii)    the Company shall have delivered certificates in proper form or, with the prior consent of the Investor, evidence in book-entry form, evidencing the Exchange Shares to the Investor or its designee(s);

(xiii)    the Company shall have delivered to the Investor written opinions from counsel to the Company, addressed to the Investor and dated as of the Closing Date, in substantially the form attached hereto as Annex B;

(xiv)    the Exchange Shares and Warrant Shares (as defined below) shall have been authorized for listing on the NASDAQ Stock Market (“NASDAQ”), subject to official notice of issuance; and

(xv)    (A) the Company shall have effected such changes to its compensation, bonus, incentive and other benefit plans, arrangements and agreements (including golden parachute, severance and employment agreements) (collectively, “Benefit Plans”) with respect to its Senior Executive Officers and any other employee of the Company or its Affiliates subject to Section 111 of the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, or otherwise from time to time (“EESA”), as implemented by any guidance, rule or regulation thereunder, as the same shall be in effect from time to time (collectively, the “Compensation Regulations”) (and to the extent necessary for such changes to be legally enforceable, each of its Senior Executive Officers and other employees shall have duly consented in writing to such changes), as may be necessary, during the period in which any obligation of the Company arising from financial assistance under the Troubled Asset Relief Program remains outstanding (such period, as it may be further described in the Compensation Regulations, the “Relevant Period”), in order to comply with Section 111 of EESA or the Compensation Regulations and (B) the Investor shall have received a certificate signed on behalf of the Company by a Senior Executive Officer certifying to the effect that the condition set forth in Section 1.1(d)(xv)(A) has been satisfied; “Senior Executive Officers” means the Company’s “senior executive officers” as defined in Section 111 of the EESA and the Compensation Regulations.

Section 1.2    Interpretation. When a reference is made in this Agreement to “Recitals,” “Articles,” “Sections,” “Annexes” or “Schedules” such reference shall be to a Recital, Article or Section of, or Annex or Schedule to, this Agreement, unless otherwise indicated. The terms defined in the singular have a comparable meaning when used in the plural, and vice versa. References to “herein”, “hereof”, “hereunder” and the like refer to this Agreement as a whole and not to any particular section or provision, unless the context requires otherwise. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel. All references to “$” or “dollars” mean the lawful currency of the United States of America. Except as expressly stated in this Agreement, all references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section. References to a “business day” shall mean any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

ARTICLE II

EXCHANGE

Section 2.1    Preferred Exchange; Dividend Exchange.

On the terms and subject to the conditions set forth in this Agreement, upon the Closing (i) the Company agrees to issue to the Investor, in exchange for its 51,500 Preferred Shares, 80,468,750 Exchange Shares (representing 25% of the aggregate liquidation preference of the Preferred Shares divided by the Purchase Price) and (ii) the Investor shall deliver to the Company the Preferred Shares in exchange for such number of Exchange Shares.

Simultaneously with the Preferred Exchange, the Company shall deliver to the Investor pursuant to the Dividend Exchange the number of Exchange Shares (rounded to the nearest whole number) determined by dividing the total amount of accrued and unpaid dividends in respect of the Preferred Shares as of the Closing Date that would otherwise be payable to the Investor (rounded to the nearest whole cent) by the Purchase Price. Following consummation of the Dividend Exchange, no further cash dividends shall be payable in respect of the Preferred Shares outstanding immediately prior to the Closing Date.

Section 2.2    Warrant Exchange. On the terms and subject to the conditions set forth in this Agreement, upon the Closing the Company and the Investor mutually agree to amend and restate the Old Warrant to reflect the terms and conditions of the Amended Warrant.

Section 2.3    Exchange Documentation. Settlement of the Exchange will take place on the Closing Date, at which time the Investor will cause delivery of the Preferred Shares and the Old Warrant to the Company or its designated agent and the Company will cause delivery of the Exchange Shares and the Amended Warrant to the Investor or its designated agent.

Section 2.4    Status of Preferred Shares after Closing. The Preferred Shares exchanged for the Exchange Shares pursuant to this Article II are being reacquired by the Company and shall have the status of authorized but unissued shares of Preferred Stock of the Company undesignated as to series and may be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Company; provided that such shares shall not be reissued as Preferred Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as Previously Disclosed, the Company represents and warrants to the Investor as of the date hereof and as of the Closing Date that:

Section 3.1    Existence and Power.

(a)    Organization, Authority and Significant Subsidiaries. The Company is duly organized and validly existing under the laws of the State of North Carolina and has all necessary power and authority to own, operate and lease its properties and to carry on its business in all material respects as it is being currently conducted, and except as has not, individually or in the aggregate, had and would not reasonably be expected to have a Company Material Adverse Effect, has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification; each subsidiary of the Company that is a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, including, without limitation, CommunityONE, has been duly formed under the laws of the

United States and is authorized thereunder to transact the business of banking. The Charter and bylaws of the Company, copies of which have been provided to the Investor prior to the date hereof, are true, complete and correct copies of such documents as in full force and effect as of the date hereof.

(b)    Capitalization. The authorized capital stock of the Company, and the outstanding capital stock of the Company (including securities convertible into, or exercisable or exchangeable for, capital stock of the Company) as of the most recent fiscal month-end preceding the date hereof (the “Capitalization Date”) is set forth on Schedule A. The outstanding shares of capital stock of the Company have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except as provided in the Old Warrant, as of the date hereof, the Company does not have outstanding any securities or other obligations providing the holder the right to acquire Common Stock that is not reserved for issuance as specified on Schedule A, and the Company has not made any other commitment to authorize, issue or sell any Common Stock except pursuant to this Agreement, the Investment Agreements, the Merger Agreement, the Subscription Agreements and the Warrant Offering. Since the Capitalization Date, except pursuant to this Agreement, the Investment Agreements, the Merger Agreement, the Subscription Agreements and the Warrant Offering, the Company has not issued any shares of Common Stock other than (i) shares issued upon the exercise of stock options or delivered under other equity-based awards or other convertible securities or warrants which were issued and outstanding on the Capitalization Date and disclosed on Schedule A and (ii) shares disclosed on Schedule A.

Section 3.2    Authorization and Enforceability.

(a)    The Company has the corporate power and authority to execute and deliver this Agreement and the Amended Warrant and, subject to receipt of the Requisite Shareholder Vote, to carry out its obligations hereunder and thereunder (which includes the issuance of the Exchange Shares, the Amended Warrant and the shares of Common Stock issuable upon exercise of the Amended Warrant (the “Warrant Shares”)).

(b)    The execution, delivery and performance by the Company of this Agreement and the Amended Warrant and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and its shareholders, and no further approval or authorization is required on the part of the Company or its shareholders, except for the approval of the Share Issuance Proposal by the Requisite Shareholder Vote. This Agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy Exceptions.

Section 3.3    Exchange Shares. The Exchange Shares have been duly and validly authorized by all necessary action except for the approval of the Articles Amendment Proposal by the Requisite Shareholder Vote, and, when issued and delivered pursuant to this Agreement following receipt of such Shareholder Requisite Vote, such Exchange Shares will be duly and validly issued and fully paid and nonassessable, will not be issued in violation of any preemptive rights, and will not subject the holder thereof to personal liability.

Section 3.4    Amended Warrant and Warrant Shares. The Amended Warrant has been duly and validly authorized and, when executed and delivered as contemplated hereby, will constitute a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as the same may be limited by applicable Bankruptcy Exceptions. The Warrant Shares have been duly authorized and reserved for issuance by the Company and when so issued and delivered in accordance with the terms of the Amended Warrant will be validly issued, fully paid and non-assessable, without the necessity of any approval of its stockholders.

Section 3.5    Non-Contravention.

(a)    Subject to the approval of the Shareholder Proposals by the Required Shareholder Vote, the execution, delivery and performance by the Company of this Agreement, the Amended Warrant, and the consummation of the transactions contemplated hereby and thereby, including the Other Transactions (as defined below), and compliance by the Company with the provisions hereof and thereof, will not (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any Company Subsidiary under any of the terms, conditions or provisions of (i) its organizational documents or (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which it or any Company Subsidiary may be bound, or to which the Company or any Company Subsidiary or any of the properties or assets of the Company or any Company Subsidiary may be subject, or (B) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any statute, rule or regulation or any judgment, ruling, order, writ, injunction or decree applicable to the Company or any Company Subsidiary or any of their respective properties or assets except, in the case of clauses (A)(ii) and (B), for those occurrences that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)    Other than the filing of the amendment to its Articles of Incorporation as contemplated by Section 1.1(d)(iii) with the State of North Carolina, any current report on Form 8-K required to be filed with the Securities and Exchange Commission (“SEC”), such filings and approvals as are required to be made or obtained, and such approvals as are required to be obtained under the written agreement entered into by the Company with the Federal Reserve Bank of Richmond, under any state “blue sky” laws and such consents and approvals that have been made or obtained, no notice to, filing with or review by, or authorization, consent or approval of, any Governmental Entity is required to be made or obtained by the Company in connection with the consummation by the Company of the Exchange except for any such notices, filings, reviews, authorizations, consents and approvals the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (including for this purpose the consummation of the Exchange and the Other Transactions) and compliance by the Company with the provisions hereof will not (1) result in any payment (including any severance payment, payment of unemployment compensation, “excess parachute payment” (within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”)), “golden parachute payment” (as defined in the EESA, as implemented by the Compensation Regulations) or forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of the Company or any Company Subsidiary from the Company or any Company Subsidiary under any benefit plan or otherwise, (2) increase any benefits otherwise payable under any benefit plan, (3) result in any acceleration of the time of payment or vesting of any such benefits, (4) require the funding or increase in the funding of any such benefits or (5) result in any limitation on the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any benefit plan or related trust and (B) neither the Company nor any Company Subsidiary has taken, or permitted to be taken, any action that required, and no circumstances exist that will require the funding, or increase in the funding, of any benefits or resulted, or will result, in any limitation on the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any benefit plan or related trust.

Section 3.6    Anti-Takeover Provisions and Rights Plan. The Board of Directors has taken all necessary action to ensure that the transactions contemplated by this Agreement and the Amended Warrant and the consummation of the transactions contemplated hereby and thereby, including the exercise of the Amended Warrant in accordance with its terms, will be exempt from any anti-takeover or similar provisions of the Company’s Charter and bylaws, and any other provisions of any applicable “moratorium”, “control share”, “fair price”, “interested stockholder” or other anti-takeover laws and regulations of any jurisdiction. The Company has taken all actions necessary to render the Tax Benefits Preservation Plan, dated April 15, 2011, as amended by an amendment dated April 26, 2011, between the Company and Registrar and Transfer Company as Rights Agent (the “Tax Benefits Preservation Plan”) and any other shareholders’ rights plan of the Company inapplicable to this Agreement, the Exchange Shares and the Amended Warrant and the consummation of the transactions contemplated hereby and thereby, including the exercise of the Amended Warrant by the Investor in accordance with its terms.

Section 3.7    No Company Material Adverse Effect. Since December 31, 2010, no fact, circumstance, event, change, occurrence, condition or development has occurred that, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect, except as disclosed on Schedule B.

Section 3.8    Offering of Securities. Neither the Company nor any person acting on its behalf has taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of the Exchange Shares under the Securities Act and the rules and regulations of the SEC promulgated thereunder), which might subject the offering, issuance or sale of the Exchange Shares to the Investor pursuant to this Agreement to the registration requirements of the Securities Act.

Section 3.9    Brokers and Finders. No broker, finder or investment banker is entitled to any financial advisory, brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any Company Subsidiary for which the Investor could have any liability.

ARTICLE IV

COVENANTS

Section 4.1    Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties will use its commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Exchange, including the consummation of the investments contemplated by the Investment Agreements and Subscription Agreements, the Merger Agreement, the SunTrust Settlement and the DPA as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall use commercially reasonable efforts to cooperate with the other party to that end.

Section 4.2    Expenses. If requested by the Investor, the Company shall pay all reasonable out of pocket and documented costs and expenses associated with the Exchange, including, but not limited to, the reasonable fees, disbursements and other charges of the Investor’s legal counsel and financial advisors.

Section 4.3    Exchange Listing. If requested by the Investor, the Company shall, at the Company’s expense, cause the Amended Warrant, to the extent the Amended Warrant complies with applicable listing requirements, to be listed on the NASDAQ or other national stock exchange, subject to official notice of issuance, and shall maintain such listing for so long as any Common Stock is listed on such exchange. On or prior to the Closing, the Company shall, at its expense, cause the Exchange Shares and the Warrant Shares to be listed on the NASDAQ, subject to official notice of issuance, and shall maintain such listing for so long as any Common Stock is listed on such exchange.

Section 4.4    Access, Information and Confidentiality.

(a)    From the date hereof until the date when the Investor no longer holds any debt or equity securities of the Company or an Affiliate of the Company acquired pursuant to this Agreement or the Amended Warrant, the Company will permit the Investor and its agents, consultants, contractors and advisors (i) acting through the Company’s Appropriate Federal Banking Agency, to examine the corporate books and make copies thereof and to discuss the affairs, finances and accounts of the Company and the subsidiaries of the Company (the “Company Subsidiaries”) with the principal officers of the Company, all upon reasonable notice and at such reasonable times and as often as the Investor may reasonably request and (ii) to review any information material to the Investor’s investment in the Company provided by the Company to its Appropriate Federal Banking Agency.

(b)    From the date hereof until the date when the Investor no longer holds any debt or equity securities of the Company or an Affiliate of the Company acquired pursuant to this Agreement or the Amended Warrant, the Company shall permit, and shall cause each of the Company’s Subsidiaries to permit (A) the Investor and its agents, consultants, contractors, (B) the Special Inspector General of the Troubled Asset Relief Program, and (C) the Comptroller General of the United States access to personnel and any books, papers, records or other data, in each case, to the extent relevant to ascertaining compliance with the financing terms and conditions; provided that prior to disclosing any information pursuant to clause (B) or (C), the Special Inspector General of the Troubled Asset Relief Program and the Comptroller General of the United States shall have agreed, with respect to documents obtained under this Agreement in furtherance of its function, to follow applicable law and regulation (and the applicable customary policies and procedures) regarding the dissemination of confidential materials, including redacting confidential information from the public version of its reports and soliciting the input from the Company as to information that should be afforded confidentiality, as appropriate.

(c)    The Investor will use reasonable best efforts to hold, and will use reasonable best efforts to cause its agents, consultants, contractors, advisors, and United States executive branch officials and employees, to hold, in confidence all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the Company furnished or made available to it by the Company or its representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (i) previously known by such party on a non-confidential basis, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired from other sources by the party to which it was furnished (and without violation of any other confidentiality obligation)); provided that nothing herein shall prevent the Investor from disclosing any Information to the extent required by applicable laws or regulations or by any subpoena or similar legal process. The Investor understands that the Information may contain commercially sensitive confidential information entitled to an exception from a Freedom of Information Act request.

(d)    Nothing in this Section shall be construed to limit the authority that the Special Inspector General of the Troubled Asset Relief Program, the Comptroller General of the United States or any other applicable regulatory authority has under law.

Section 4.5    Executive Compensation.

(a)    Benefit Plans. During the Relevant Period, the Company shall take all necessary action to ensure that the Benefit Plans of the Company and its Affiliates comply in all respects with, and shall take all other actions necessary to comply with, Section 111 of the EESA, as implemented by the Compensation

Regulations, and neither the Company nor any Affiliate shall adopt any new Benefit Plan (i) that does not comply therewith or (ii) that does not expressly state and require that such Benefit Plan and any compensation thereunder shall be subject to any relevant Compensation Regulations adopted, issued or released on or after the date any such Benefit Plan is adopted. To the extent that EESA and/or the Compensation Regulations are amended or otherwise change during the Relevant Period in a manner that requires changes to then-existing Benefit Plans, or that requires other actions, the Company and its Affiliates shall effect such changes to its or their Benefit Plans, and take such other actions, as promptly as practicable after it has actual knowledge of such amendments or changes in order to be in compliance with this Section 4.5(a) (and shall be deemed to be in compliance for a reasonable period to effect such changes). In addition, the Company and its Affiliates shall take all necessary action, other than to the extent prohibited by applicable law or regulation applicable outside of the United States, to ensure that the consummation of the transactions contemplated by this Agreement will not accelerate the vesting, payment or distribution of any equity-based awards, deferred cash awards or any nonqualified deferred compensation payable by the Company or any of its Affiliates.

(b)    Additional Waivers. After the Closing Date, in connection with the hiring or promotion of a Section 4.5 Employee and/or the promulgation of applicable Compensation Regulations or otherwise, to the extent any Section 4.5 Employee shall not have executed a waiver with respect to the application to such Section 4.5 Employee of the Compensation Regulations, the Company shall use its best efforts to (i) obtain from such Section 4.5 Employee a waiver in substantially the form attached hereto as Annex C and (ii) deliver such waiver to the Investor as promptly as possible, in each case, within sixty days of the Closing Date or, if later, within sixty days of such Section 4.5 Employee becoming subject to the requirements of this Section. “Section 4.5 Employee” means (A) each Senior Executive Officer and (B) any other employee of the Company or its Affiliates determined at any time to be subject to Section 111 of EESA and the Compensation Regulations.

(c)    Clawback. In the event that any Section 4.5 Employee receives a payment in contravention of the provisions of this Section 4.5, the Company shall promptly provide such individual with written notice that the amount of such payment must be repaid to the Company in full within fifteen business days following receipt of such notice or such earlier time as may be required by the Compensation Regulations and shall promptly inform the Investor (i) upon discovering that a payment in contravention of this Section 4.5 has been made and (ii) following the repayment to the Company of such amount and shall take such other actions as may be necessary to comply with the Compensation Regulations.

(d)    Limitation on Deductions. During the Relevant Period, the Company agrees that it shall not claim a deduction for remuneration for federal income tax purposes in excess of $500,000 for each Senior Executive Officer that would not be deductible if Section 162(m)(5) of the Code applied to the Company.

(e)    Amendment to Prior Agreement. The parties agree that, effective as of the date hereof, Section 4.10 of the Securities Purchase Agreement shall be amended in its entirety by replacing such Section 4.10 with the provisions set forth in this Section 4.5 and any terms included in this Section 4.5 that are not otherwise defined in the Securities Purchase Agreement shall have the meanings ascribed to such terms in this Agreement.

Section 4.6    Certain Notifications Until Closing.

From the date hereof until the Closing, the Company shall promptly notify the Investor of (i) any fact, event or circumstance of which it is aware and which would reasonably be likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate in any material respect or to cause any covenant or agreement of the Company contained in this Agreement not to be complied with or satisfied in any material respect and (ii) except as Previously Disclosed, any fact, circumstance, event, change, occurrence, condition or development of which the Company is aware and which, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect; provided, however, that delivery of any notice pursuant to this Section 4.6 shall not limit or affect any rights of or remedies available to the Investor; provided, further, that a failure to comply with this Section 4.6 shall not constitute a breach of this Agreement or the failure of any condition set forth in Section 1.1 to be satisfied unless the underlying Company Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Section 1.1 to be satisfied.

Section 4.7    Sufficiency of Authorized Common Stock. During the period from the Closing Date until the date on which the Amended Warrant has been fully exercised, the Company shall at all times have reserved for issuance, free of preemptive or similar rights, a sufficient number of authorized and unissued shares of Common Stock to effectuate such exercise. Nothing in this Section 4.7 shall preclude the Company from satisfying its obligations in respect of the exercise of the Amended Warrant by delivery of shares of Common Stock which are held in the treasury of the Company.

Section 4.8    Monthly Lending Reports. During the Relevant Period, the Company will detail in monthly reports submitted to the Investor the information required by the CPP Monthly Lending Reports, as published on www.financialstability.gov from time to time.

Section 4.9    Status Reports. The Company has informed the Investor that the Company intends to pursue certain other transactions described below (the “Other Transactions”) each with a target date for consummation as indicated (a “Targeted Completion Date”):

(a)    The closings of the investments contemplated by the Investment Agreements and Subscription Agreements in the Private Placement in which Equity Investors will provide a minimum aggregate amount of $310,000,000 in gross cash proceeds to the Company in exchange for Common Stock concurrently with the Closing;

(b)    The closing of the Merger immediately following the Closing;

(c)    The approval of the Shareholder Proposals prior to the Closing;

(d)    The filing of the Articles Amendment prior to the Closing;

(e)    The effectuation of the Reverse Stock Split on or before the three (3) month anniversary of the Closing;

(f)    The closing of the SunTrust Settlement at or prior to the Closing;

(g)    The effectiveness of the DPA prior to the Closing;

(h)    The status of all approvals required to be obtained under the written agreement entered into by the Company with the Federal Reserve Bank of Richmond prior to the Closing;

(i)    The receipt of the approvals of the Federal Reserve Bank of Richmond prior to the Closing; and

(j)    The closing of the Warrant Offering on or before the first anniversary of the Closing Date.

The Company will use its commercially reasonable efforts to consummate each of the Other Transactions by its applicable Targeted Completion Date. Until all of the Other Transactions have been consummated (or the Company and the Investor agree that one or more of the Other Transactions is no longer susceptible to consummation on terms and conditions that are in the Company’s best interest), the Company shall provide the Investor with a reasonably detailed written report regarding the status of each of the Other Transactions at least once every two weeks and more frequently if reasonably requested by the Investor; provided, however, that if any one or more of the Other Transactions is not consummated by the time of its Targeted Completion Date, the Company shall, with respect to any such non-consummated Other Transaction, (x) within five business days after the Targeted Completion Date for such Other Transaction provide to the Investor a reasonably detailed written description of the status of such Other Transaction including the Company’s best estimate of the steps and timeline to complete such Other Transaction (the “Status Report”) and (y) thereafter, no less frequently than monthly and more frequently if reasonably requested by the Investor until such Other Transactions have been consummated, provide to the Investor an updated version of the Status Report.

Section 4.10    Amendment of Agreements relating to Other Transactions. The Company will not, without the prior written consent of the Investor, (i) agree to any amendment, waiver or modification of the Investment Agreements, the Subscription Agreements, and any other documents governing the terms of the Other Transactions (other than corrections of obvious errors, if any, or other ministerial amendments) or (ii) enter into any new agreements relating to the Other Transactions, in each case to the extent such amendment, waiver, modification or new agreement is adverse to the Investor’s interests under this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1    Unregistered Exchange Shares.    The Investor acknowledges that the Exchange Shares and the Warrant Shares have not been registered under the Securities Act or under any state securities laws. The Investor (a) is acquiring the Exchange Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute them to any person in violation of the Securities Act or any applicable U.S. state securities laws, (b) will not sell or otherwise dispose of any of the Exchange Shares or the Warrant Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable U.S. state securities laws, and (c) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of the Exchange and of making an informed investment decision.

Section 5.2    Legend.

(a)    The Investor agrees that all certificates or other instruments representing the Exchange Shares, the Amended Warrant and the Warrant Shares will bear a legend substantially to the following effect:

“THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.”

(b)    In the event that any Exchange Shares or Warrant Shares (i) become registered under the Securities Act or (ii) are eligible to be transferred without restriction in accordance with Rule 144 or another exemption from registration under the Securities Act (other than Rule 144A), the Company shall issue new certificates or other instruments representing such Exchange Shares or Warrant Shares, which shall not contain the applicable legend in Section 5.2(a) above; provided that the Investor surrenders to the Company the previously issued certificates or other instruments.

Section 5.3    Certain Transactions.

(a)    The Company will not merge or consolidate with, or sell, transfer or lease all or substantially all of its property or assets to, any other party unless the successor, transferee or lessee party (or its ultimate parent entity), as the case may be (if not the Company), expressly assumes the due and punctual performance and observance of each and every covenant, agreement and condition of this Agreement and the Amended Warrant to be performed and observed by the Company.

(b)    Without the prior written consent of the Investor, until such time as the Investor shall cease to own any securities of the Company acquired pursuant to this Agreement or the Amended Warrant (including, for the avoidance of doubt, the Exchange Shares and the Warrant Shares), the Company shall not permit any of its “significant subsidiaries” (as such term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to (i) engage in any merger, consolidation, statutory share exchange or similar transaction following the consummation of which such significant subsidiary is not wholly-owned by the Company, (ii) dissolve or sell all or substantially all of its assets or property other than in connection with an internal reorganization or consolidation involving wholly-owned subsidiaries of the Company or (iii) issue or sell any shares of its capital stock or any securities convertible or exercisable for any such shares, other than issuances or sales in connection with an internal reorganization or consolidation involving wholly-owned subsidiaries of the Company.

Section 5.4    Transfer of Exchange Shares and Warrant Shares. Subject to compliance with applicable securities laws, the Investor shall be permitted to transfer, sell, assign or otherwise dispose of (“Transfer”) all or a portion of the Exchange Shares, Amended Warrant or Warrant Shares at any time, and the Company shall take all steps as may be reasonably requested by the Investor to facilitate the Transfer of the Exchange Shares, the Amended Warrant and the Warrant Shares.

Section 5.5    Registration Rights.

(a)    The Exchange Shares, Amended Warrant and Warrant Shares shall be Registrable Securities under the Securities Purchase Agreement and, upon their issuance, the provisions of Section 4.5 of the Securities Purchase Agreement shall be applicable to them, including with the benefit, to the extent available, of the tacking of any holding period from the date of issuance of the Preferred Shares and Old Warrant. The Investor acknowledges that, on the date hereof, the Company is not eligible to file a registration statement on Form S-3 covering the Exchange Shares, the Amended Warrant and Warrant Shares, and the Company shall not be obligated to file a Shelf Registration Statement (as defined in Section 4.5 of the Securities Purchase Agreement) unless and until requested to do so in writing by the Investor.

(b)    In connection with any underwritten offering of the Exchange Shares, the Amended Warrant and/or the Warrant Shares by the Investor, the Company shall cause each of its directors, officers and all holders of its shares who beneficially own in excess of four (4) percent of the then outstanding shares of the Company, to execute and deliver customary lock up agreements, in such form and for such time period as may be requested by the managing underwriter.

(c)    Notwithstanding anything to the contrary set forth in the Securities Purchase Agreement, all Selling Expenses (as defined in Section 4.5 of the Securities Purchase Agreement) relating to any offering of the Exchange Shares, Amended Warrant and Warrant Shares shall be borne by the Company.

(d)    Section 4.5(a)(vi) of the Securities Purchase Agreement is hereby amended and restated as follows:

If either (x) the Company grants “piggyback” registration rights to one or more third parties to include their securities in an underwritten offering under the Shelf Registration Statement pursuant to Section 4.5(a)(ii) or (y) a Piggyback Registration under Section 4.5(a)(iv) relates to an underwritten offering, and in either case, following consultation with the Investor, the managing underwriters advise the Company and the Investor that in their reasonable opinion the number of securities requested to be included in such offering exceeds the number which can be sold without adversely affecting the marketability of such offering (including any adverse effect on the per share offering price), the Company will include in such offering only such number of securities that in the reasonable opinion of such managing underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities will be so included in the following order of priority: (A) first, in either case, the Registrable Securities of the Investor, (B) second, in the case of a Piggyback Registration under Section 4.5(a)(iv), the securities the Company proposes to sell, (C) third, the Registrable Securities of all other Holders who have requested inclusion of Registrable Securities pursuant to Section 4.5(a)(ii) or Section 4.5(a)(iv), as applicable, pro rata on the basis of the aggregate number of such securities or shares owned by each such person and (D) fourth, any other securities of the Company that have been requested to be so included, subject to the terms of this Agreement.

Section 5.6    Voting Matters.

(a)    The Investor will vote, or cause to be voted, or exercise its right to consent (or cause its right to consent to be exercised) with respect to, all Exchange Shares and Warrant Shares beneficially owned by it and its controlled Affiliates (and which are entitled to vote on such matter) with respect to each matter on which holders of Common Stock are entitled to vote or consent, other than a Designated Matter, in the same proportion (for, against or abstain) as all other shares of the Company’s Common Stock (other than those shares held by holders of greater than 20% of the Company’s Common Stock) are voted or consents are given with respect to each such matter. The Investor agrees to attend all meetings of the Company’s shareholders in person or by proxy for purposes of obtaining a quorum. In order to effectuate the foregoing agreements, to the maximum extent permitted by applicable law, the Investor hereby grants a proxy appointing each of the Chairman of the Board and Secretary of the Company attorney-in-fact and proxy for it and its controlled Affiliates with full power of substitution, for and in the name of it and its controlled Affiliates, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner and solely on the terms provided by this Section 5.6 with respect to the Exchange Shares and the Warrant Shares and the Investor hereby revokes any and all previous proxies granted with respect to the Exchange Shares and the Warrant Shares for purposes of the matters contemplated in this Section 5.6; provided that such proxy may only be exercised if the Investor fails to comply with the terms of this Section 5.6. The proxy granted hereby is irrevocable prior to the termination of this Agreement, is coupled with an interest and is granted in consideration of the Company entering into this Agreement and issuing the Exchange Shares and Amended Warrant to the Investor.

(b)    The Investor shall retain the right to vote in its sole discretion all Exchange Shares and Warrant Shares beneficially owned by it and its controlled Affiliates (and which are entitled to vote on such matter) on any Designated Matter.

Section 5.7    Restriction on Dividends and Repurchases.

(a)    Until the earlier of (i) February 13, 2012, or (ii) such time as the Investor ceases to own any debt or equity securities of the Company or an Affiliate of the Company acquired pursuant to this Agreement or the Amended Warrant, neither the Company nor any Company Subsidiary shall, without the consent of the Investor:

(i)    declare or pay any dividend or make any distribution on the Common Stock (other than (A) regular quarterly cash dividends of not more than the amount of the last quarterly cash dividend per share declared or, if lower, publicly announced an intention to declare, on the Common Stock prior to February 13, 2009 as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction, (B) dividends payable solely in shares of Common Stock, (C) dividends or distributions of rights or Junior Stock in connection with a stockholders’ rights plan (including the Tax Benefit Preservation Plan) and (D) dividends or distributions of rights in the Warrant Offering, in accordance with the terms set forth on Schedule 5.7(a)(D)); or

(ii)    redeem, purchase or acquire any shares of Common Stock or other capital stock or other equity securities of any kind of the Company, or any trust preferred securities issued by the Company or any Affiliate of the Company, other than (A) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock, in each case in this clause (A) in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset the Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan) and consistent with past practice; provided that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount, (B) purchases or other acquisitions by a broker-dealer subsidiary of the Company solely for the purpose of market-making, stabilization or customer facilitation transactions in trust preferred securities of the Company or an Affiliate of the Company, Junior Stock or Parity Stock in the ordinary course of its business, (C) purchases by a broker-dealer subsidiary of the Company of trust preferred securities or capital stock of the Company or an Affiliate of the Company for resale pursuant to an offering by the Company of such trust preferred securities or capital stock underwritten by such broker-dealer subsidiary, (D) purchase of the preferred stock of CommunityONE held by SunTrust in order to consummate the SunTrust Settlement, (E) any redemption or repurchase of rights pursuant to any stockholders’ rights plan (including the Tax Benefits Preservation Plan, (F) the acquisition by the Company or any of the Company Subsidiaries of record ownership in Junior Stock, Parity Stock or trust preferred securities of the Company or an Affiliate of the Company for the beneficial ownership of any other persons (other than the Company or any other Company Subsidiary), including as trustees or custodians, and (G) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock or of trust preferred securities of the Company or an Affiliate of the Company for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case set forth in this clause (G), solely to the extent required pursuant to binding contractual agreements entered into prior to the date hereof or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock. “Share Dilution Amount” means the increase in the number of diluted shares outstanding (determined in accordance with United States generally accepted accounting principles (“GAAP”), and as measured from the date of the Company’s most recently filed consolidated financial statements prior to the Closing Date) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

(b)    The parties agree that, effective as of the date hereof, Section 4.8 of the Securities Purchase Agreement shall be amended in its entirety by replacing such Section 4.8 with the provisions set forth in this Section 5.7 and any terms included in this Section 5.7 that are not otherwise defined in the Securities Purchase Agreement shall have the meanings ascribed to such terms in this Agreement.

Section 5.8    Repurchase of Investor Securities. From and after the date of this Agreement, the agreements set forth in Section 4.9 of the Securities Purchase Agreement shall be applicable (including to the Amended Warrant) following the Transfer by the Investor of all of the Exchange Shares held by the Investor to one or more third parties not affiliated with the Investor. For the avoidance of doubt, the Exchange Shares may not be repurchased by the Company pursuant to this Section 5.8 or Section 4.9 of the Securities Purchase Agreement.

Section 5.9    Bank Holding Company Status. The Company shall maintain its status as a Bank Holding Company for as long as the Investor owns any debt or equity securities of the Company or an Affiliate of the Company acquired pursuant to this Agreement.

Section 5.10    Compliance with Employ American Workers Act. Until the Company is no longer deemed a recipient of funding under Title I of EESA or Section 13 of the Federal Reserve Act for purposes of the EAWA, as the same may be determined pursuant to any regulations or other legally binding guidance promulgated under EAWA, the Company shall comply, and the Company shall take all necessary action to ensure that its subsidiaries comply, in all respects with the provisions of the EAWA and any regulations or other legally binding guidance promulgated under the EAWA.

Section 5.11    Observer to the Board of Directors. So long as the Investor and its Affiliates beneficially own at least 5% of the issued and outstanding Common Stock (treating all securities beneficially owned by the Investor and its Affiliates that are convertible into or exchangeable or exercisable for Common Stock as converted, exchanged or exercised), the Investor shall be entitled to designate one individual to serve as an observer (the “Observer”) to the Board of Directors of the Company, which designation may be changed from time to time in the sole discretion of the Investor. The Observer shall be entitled to (i) attend all meetings of the Board of Directors of the Company and the board of directors of each subsidiary of the Company, including any committee meetings of such boards of directors, (ii) receive notices of such meetings concurrently with the members of the Board of Directors of the Company or such boards of directors or committees thereof and (iii) receive all information provided to members of the Board of Directors of the Company or such boards of directors or committees thereof at such meetings.

The Observer shall have no voting rights and his or her presence shall not be required for determining a quorum at any meeting he or she is entitled to attend pursuant to this Section 5.11.

ARTICLE VI

MISCELLANEOUS

Section 6.1    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by either the Investor or the Company if the Closing shall not have occurred by October 31, 2011; provided, however, that in the event the Closing has not occurred by such date, the parties will consult in good faith to determine whether to extend the term of this Agreement, it being understood that the parties shall be required to consult only until the fifth day after such date and not be under any obligation to extend the term of this Agreement thereafter; provided, further, that the right to terminate this Agreement under this Section 6.1(a) shall not be available to any party whose breach of any representation or warranty or failure to perform any obligation under this Agreement shall have caused or resulted in the failure of the Closing to occur on or prior to such date;

(b)    by either the Investor or the Company in the event that any Governmental Entity shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

(c)    by the mutual written consent of the Investor and the Company.

In the event of termination of this Agreement as provided in this Section 6.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except that nothing herein shall relieve either party from liability for any breach of this Agreement.

Section 6.2    Survival of Representations and Warranties. The representations and warranties of the Company made herein or in any certificates delivered in connection with the Closing shall survive the Closing without limitation.

Section 6.3    Amendment. No amendment of any provision of this Agreement will be effective unless made in writing and signed by an officer or a duly authorized representative of each of the Company and the Investor; provided that the Investor may unilaterally amend any provision of this Agreement to the extent required to comply with any changes after the date hereof in applicable federal statutes. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative of any rights or remedies provided by law.

Section 6.4     Waiver of Conditions. The conditions to each party’s obligation to consummate the Exchange are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law. No waiver will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

Section 6.5    Governing Law; Submission to Jurisdiction, etc. This Agreement and any claim, controversy or dispute arising under or related to this Agreement, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties shall be enforced, governed, and construed in all respects (whether in contract or in tort) in accordance with the federal law of the United States if and to the extent such law is applicable, and otherwise in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State. Each of the parties hereto agrees (a) to submit to the exclusive jurisdiction and venue of the United States District Court for the District of Columbia and the United States Court of Federal Claims for any and all civil actions, suits or proceedings arising out of or relating to this Agreement or the Amended Warrant or the Exchange contemplated hereby and (b) that notice may be served upon (i) the Company at the address and in the manner set forth for notices to the Company in Section 6.6 and (ii) the Investor at the address and in the manner set forth for notices to the Company in Section 6.6, but otherwise in accordance with federal law. To the extent permitted by applicable law, each of the parties hereto hereby unconditionally waives trial by jury in any civil legal action or proceeding relating to this Agreement or the Amended Warrant or the Exchange contemplated hereby.

Section 6.6    Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, or (b) on the second business day following the date of dispatch if delivered by a recognized next day courier service. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to the Company:

FNB United Corp.

150 South Fayetteville Street

Asheboro, North Carolina 27203

Chief Financial Officer

Fax: (336) 328-1633

with a copy (which copy alone shall not constitute notice) to each of:

Arnold & Porter LLP

555 Twelfth Street NW

Washington, DC 20004

Attn: Brian McCormally

Beth DeSimone

Fax: (202) 942-5999

and

Schell Bray Aycock Abel & Livingston PLLC

230 North Elm Street, Suite 1500

Greensboro, NC 27401

Attn: Melanie Samson Tuttle

Fax: (336) 370-8830

If to the Investor:

United States Department of the Treasury

1500 Pennsylvania Avenue, NW

Washington, DC 20220

Attention: Chief Counsel Office of Financial Stability

Facsimile: (202) 927-9225

Email: OFSChiefCounselNotices@do.treas.gov

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: T. Robert Zochowski, Jr., Esq.

Telephone: (212) 373-3000

Facsimile: (212) 757-3990

Section 6.7     Definitions.

(a)      When a reference is made in this Agreement to a subsidiary of a person, the term “subsidiary” means any corporation, partnership, joint venture, limited liability company or other entity (x) of which such person or a subsidiary of such person is a general partner or (y) of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is directly or indirectly owned by such person and/or one or more subsidiaries thereof.

(b)      The term “Affiliate” means, with respect to any person, any person directly or indirectly controlling, controlled by or under common control with, such other person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such person, whether through the ownership of voting securities by contract or otherwise.

(c)      The term “Business Combination” means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Company’s stockholders.

(d)      The term “Company Material Adverse Effect” means a material adverse effect on the business, results of operation or financial condition of the Company and its consolidated subsidiaries taken as a whole; provided, however, that Company Material Adverse Effect shall not be deemed to include: (i) the effects of (A) changes after the date hereof in general business, economic or market conditions (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities or credit markets), or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case generally affecting the industries or geographic areas in which the Company and its subsidiaries operate, (B) changes or proposed changes after the date hereof in GAAP or regulatory accounting requirements, or authoritative interpretations thereof, (C) changes or proposed changes after the date hereof in securities, banking and other laws of general applicability or related policies or interpretations of Governmental Entities (in the case of each of these clauses (A), (B) and (C), other than changes or occurrences to the extent that such changes or occurrences have or would reasonably be expected to have a materially disproportionate adverse effect on the Company and its consolidated subsidiaries taken as a whole relative to comparable U.S. banking or financial services organizations), (D) changes in the market price or trading volume of the Common Stock or any other equity, equity-related or debt securities of the Company or its consolidated subsidiaries (it being understood and agreed that the exception set forth in this clause (D) does not apply to the underlying reason giving rise to or contributing to any such change); (E) actions or omissions of the Company or any Company Subsidiary expressly required by the terms of the Exchange; or (ii) the ability of the Company to consummate the Exchange and the other transactions contemplated by this Agreement and perform its obligations hereunder on a timely basis.

(e)      “Designated Matters” means (i) the election and removal of directors, (ii) the approval of any Business Combination, (iii) the approval of a sale of all or substantially all of the assets or property of the Company, (iv) the approval of a dissolution of the Company, (v) the approval of any issuance of any securities of the Company on which holders of Common Stock are entitled to vote, (vi) the approval of any amendment to the Charter or bylaws of the Company on which holders of Common Stock are entitled to vote and (vii) the approval of any other matters reasonably incidental to the foregoing subclauses (i) through (vi) as determined by the Investor.

(f)      The term “EAWA” means the Employ American Workers Act (Section 1611 of Division A, Title XVI of the American Recovery and Reinvestment Act of 2009), Public Law No. 111-5, effective as of February 17, 2009, as may be amended and in effect from time to time.

(g)      The term “Junior Stock” means the Common Stock and any other class or series of stock of the Company the terms of which expressly provide that it ranks junior to the Exchange Shares as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company.

(h)      The term “Parity Stock” means any class or series of stock of the Company the terms of which do not expressly provide that such class or series will rank senior or junior to the Exchange Shares as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

(i)      The term “Preferred Stock” means any and all series of preferred stock of the Company.

(j)      The term “Previously Disclosed” means information set forth or incorporated in the Company’s Annual Report on Form 10-K for the most recently completed fiscal year of the Company filed with the SEC prior to the date hereof or in its other reports and forms filed with or furnished to the SEC under Section 13(a), 14(a) or 15(d) of the Exchange Act on or after the last day of the most recently completed fiscal year of the Company and prior to the date hereof.

(k)      To the extent any securities issued pursuant to this Agreement or the transactions contemplated hereby are registered in the name of a designee of the Investor pursuant to Section 1.1 or 6.8 or transferred to an Affiliate of the Investor, all references herein to the Investor holding or owning any debt or equity securities of the Company, Exchange Shares or Registrable Securities (and any like variations thereof) shall be deemed to refer to the Investor, together with such designees and/or Affiliates, holding or owning any debt or equity securities, Exchange Shares or Registrable Securities (and any like variations thereof), as applicable.

Section 6.8    Assignment. Neither this Agreement nor any right, remedy, obligation nor liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of each other party, and any attempt to assign any right, remedy, obligation or liability hereunder without such consent shall be void, except (a) an assignment, in the case of a Business Combination where such party is not the surviving entity, or a sale of substantially all of its assets, to the entity which is the survivor of such Business Combination or the purchaser in such sale, (b) as provided in Sections 5.4 and 5.5 and (c) an assignment by the Investor of this Agreement to an Affiliate of the Investor; provided that if the Investor assigns this Agreement to an Affiliate, the Investor shall be relieved of its obligations under this Agreement but (i) all rights, remedies and obligations of the Investor hereunder shall continue and be enforceable and exercisable by such Affiliate, and (ii) the Company’s obligations and liabilities hereunder shall continue to be outstanding.

Section 6.9    Severability. If any provision of this Agreement, or the application thereof to any person or circumstance, is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 6.10    No Third-Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any person or entity other than the Company and the Investor any benefit, right or remedies, except that (i) the provisions of Section 4.4 shall inure to the benefit of the persons referred to in that Section and (ii) the provisions of Section 5.5 shall inure to the benefit of the persons holding Exchange Shares and the Warrant Shares during any tacked holding period, as contemplated by that Section.

Section 6.11    Entire Agreement, etc. This Agreement (including the Annexes and Schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof. For the avoidance of doubt, the Securities Purchase Agreement shall remain in full force and effect, but shall be deemed amended hereby, and any provisions in this Agreement that supplement, duplicate or contradict any provision of the Securities Purchase Agreement shall be deemed to supersede the corresponding provision of the Securities Purchase Agreement from and after the effective date hereof.

Section 6.12    Counterparts and Facsimile. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Agreement may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

Section 6.13    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled (without the necessity of posting a bond) to specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell
Name: R. Larry Campbell
Title: Interim President and CEO

UNITED STATES DEPARTMENT OF THE TREASURY

By:	/s/ Mathew Pendo
Name: Mathew Pendo
Title: Chief Investment Officer

[Signature Page to Exchange Agreement]

Annex G

ARTICLES OF AMENDMENT

OF

FNB UNITED CORP.

FNB United Corp., a corporation organized and existing under the laws of the State of North Carolina, hereby submits these Articles of Amendment:

1. The name of the corporation is FNB United Corp.

2. The text of the amendment to the Articles of Incorporation of the corporation is as follows:

RESOLVED, that the Articles of Incorporation of this corporation be and hereby are amended by deleting the first sentence of Article IV in its entirety and inserting therefor the following:

“The aggregate number of shares that the corporation shall have authority to issue is 2,510,000,000 shares, consisting of 2,500,000,000 shares of Common Stock, no par value, and 10,000,0000 shares of Preferred Stock, par value $10.00 per share. Each share of common stock, par value $2.50 per share, of the corporation issued immediately prior to the time the Articles of Amendment with respect to this amendment become effective shall automatically be converted into one validly issued, fully paid and nonassessable share of common stock, no par value, of the corporation.”

3. The amendment was approved by the shareholders of the Corporation on             , 2011 in the manner required by the North Carolina Business Corporation Act.

This the     day of             , 2011.

FNB UNITED CORP.

By
Name:
Title:

G-1

Annex H

ARTICLES OF AMENDMENT

OF

FNB UNITED CORP.

The undersigned corporation hereby submits these Articles of Amendment for the purpose of amending its Articles of Incorporation:

1. The name of the corporation is FNB United Corp.

2. The text of the amendment to the Articles of Incorporation of the corporation is as follows:

RESOLVED, that the Articles of Incorporation of this corporation hereby are amended by adding the following paragraph at the end of Article IV:

“Each one hundred (100) shares of Common Stock issued and outstanding at the close of business on the date the Articles of Amendment with respect to this amendment become effective shall automatically be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock. Upon this amendment becoming effective, each certificate representing shares of Common Stock immediately prior to the effectiveness of this amendment shall represent the number of shares of Common Stock into which the shares of Common Stock represented by such certificate shall be combined, rounded up to the nearest whole number. No scrip or fractional shares will be issued in connection with this reverse stock split.”

3. The amendment was approved by the shareholders of the corporation on             , 2011 in the manner required by the North Carolina Business Corporation Act.

This the     day of             , 2011.

FNB UNITED CORP.

By
Name:
Title:

H-1

Annex I

May 4, 2011

The Board of Directors

Bank of Granite Corporation

23 North Main Street

Granite Falls, North Carolina 28630

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Bank of Granite Corporation (“Granite”), of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Gamma Merger Corporation (“Merger Sub”), a wholly-owned subsidiary of FNB United Corp. (“FNB”), with and into Granite, with Granite surviving as a wholly-owned subsidiary of FNB, pursuant to the Agreement and Plan of Merger, dated April 26, 2011, by and among FNB, Merger Sub and Granite (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each outstanding share of common stock, par value $1.00 per share, of Granite (the “Common Shares”) not owned by FNB, Merger Sub or Granite or by any of their respective wholly-owned subsidiaries, other than shares owned in a fiduciary capacity or as a result of debts previously contracted, will be cancelled and retired and converted into the right to receive 3.375 shares (the “Exchange Ratio”) of common stock of FNB (“FNB Common Stock”). We understand that, in connection with the Merger, FNB will: (i) raise approximately $310 million in the aggregate of common equity capital in private placements of FNB Common Stock to certain investors (the “Private Placements”), including $77,500,000 investments by each of Carlyle Financial Services Harbor, L.P. (“Carlyle”), on the one hand, and Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (together “Oak Hill”), on the other hand; (ii) issue shares of FNB Common Stock to the United States Department of the Treasury (the “Treasury”) in exchange for all of the shares of FNB’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A owned by the Treasury and amend the Treasury’s warrant to buy FNB Common Stock to, among other things, reduce the exercise price thereof to $0.16 per share, the same price per share of FNB Common Stock being paid by Carlyle, Oak Hill and the other investors in the Private Placements (the “TARP Exchange”); (iii) settle for cash the outstanding subordinated debt and repurchase for cash the outstanding nonvoting, nonconvertible, nonredeemable cumulative preferred stock of FNB’s banking subsidiary, CommunityONE Bank, National Association (the “Bank Securities Repurchase”); and (iv) issue to the existing FNB shareholders as of the day before the effective date of the Merger warrants to purchase shares of FNB Common Stock (the “Warrant Offering” and, together with the Merger, the Private Placements, the TARP Exchange and the Bank Securities Repurchase, the “Transaction”), in each case as more fully described in the Merger Agreement.

Keefe, Bruyette & Woods, Inc., has acted as financial advisor to Granite. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Granite and FNB, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Granite and FNB for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Granite. We have

Keefe, Bruyette & Woods • 787 Seventh Avenue, New York, NY 10019

212.887.7777 • Toll Free: 800.966.1559 • www.kbw.com

acted exclusively for the Board of Directors of Granite in rendering this fairness opinion and will receive a fee from Granite for our services. A significant portion of our fee is contingent upon our rendering this opinion, and the remaining portion of our fee is contingent upon the successful completion of the Merger.

As you are aware, in the past three years, we have been retained by Granite to provide financial advisory and investment banking services to Granite in connection with its review of its strategic alternatives and have received fees for such services.

You have advised us that Granite has considerable exposure to risks related to the loan portfolio and related assets of Granite and its subsidiaries, and that the business and prospects of Granite have been severely and negatively affected as a result thereof, including its ability to operate on a stand-alone basis.

In particular, you have informed us that:

•

Granite’s banking subsidiary, Bank of Granite (the “Bank”), has consented to the issuance of an Order to Cease and Desist (the “Order”) by the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks, effective August 27, 2009, that, among other things, includes the following:

•	A requirement that the Bank achieve and maintain a Tier 1 Capital Ratio of not less than 8% and a Total Risk-Based Capital Ratio of not less than 12% during the life of the Order; and

•

Prohibitions on the Bank’s ability to renew, roll-over or increase the amount of brokered deposits above the amount outstanding on August 27, 2009, which may put severe pressure on the Bank’s short and long term liquidity.

•

Granite also entered into a memorandum of understanding (the “MOU”) with the Federal Reserve Bank of Richmond on November 11, 2009, that, among other things, requires Granite to submit a capital plan to maintain adequate capital on a consolidated basis and at the Bank.

•	Granite’s capital position is rapidly deteriorating as losses continue.

•

Granite expects that absent a transaction such as the Transaction or a significant infusion of new capital, Granite’s capital position would become severely strained and as a result Granite and the Bank would likely face additional regulatory actions, including likely intervention by the United States federal banking regulators, in which event Granite would be required to seek protection under applicable bankruptcy laws.

As part of our engagement, we have assisted the management of Granite in connection with their evaluation of a range of strategic alternatives over the past three years, including, but not limited to, a sale of Granite, sales of branches of the Bank and capital raising and recapitalization alternatives. As part of this process, Granite had discussions with potential strategic acquirors and investors. In arriving at our view expressed herein, we have taken into account the foregoing.

You have advised us that, as a result of the foregoing, Granite and its Board of Directors are faced with a narrow set of alternatives, which at this time are limited to a significant strategic transaction such as the Transaction or likely intervention by United States banking regulators and eventual liquidation of Granite. We have considered recent instances where concerns regarding the liquidity or financial condition of, or imminent regulatory action involving, a bank or financial institution triggered a rapid deterioration of the institution’s financial condition, necessitating government intervention or bankruptcy protection, and as a result of which the common equity holders of the institution received substantially diminished value, if any at all, for their equity. In light of the facts and circumstances, we have assumed that if the Bank were taken over by the United States federal banking regulators and Granite’s non-banking assets were liquidated under applicable bankruptcy laws, Granite’s common stockholders would likely not receive any material value for their shares.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Granite and FNB and the Transaction, including among other things, the following: (i) the Merger Agreement; (ii) the Investment Agreement, dated as of April 26, 2011, by and between FNB and Carlyle; (iii) the Investment Agreement, dated as of April 26, 2011, by and between FNB and Oak Hill (together with the Investment Agreement described in clause (ii), the “Investment Agreements”); (iv) the Order and the MOU; (v) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2010 of Granite and FNB; (vi) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Granite and FNB and certain other communications from Granite and FNB to their respective stockholders; and (vii) other financial information concerning the businesses and operations of Granite and FNB furnished to us by Granite and FNB for purposes of our analysis. We have also held discussions with senior management of Granite and FNB, including prospective management of the combined company, regarding the past and current business operations, regulatory relations, financial condition and future prospects of the respective companies and such other matters as we have deemed relevant to our inquiry, including the status of ongoing regulatory discussions in connection with the Transaction. In addition, we have compared certain financial and stock market information for Granite and FNB with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations involving distressed banking organizations and performed such other studies and analyses as we considered appropriate. We note that we did not perform certain analyses that we would customarily prepare in connection with a financial opinion letter because such analyses are not meaningful as a result of the circumstances of Granite described herein.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of Granite and FNB, including prospective management of the combined company, as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are financial advisors only and have relied upon, without independent verification, the assessments of Granite and its legal, tax and accounting advisors with respect to such matters. Further, we are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Granite and FNB are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, assets or liabilities of Granite or FNB, nor have we examined any individual credit files.

We have assumed, in all respects material to our analyses, the following: (i) the Transaction will be completed substantially in accordance with the terms set forth in the Merger Agreement and the Investment Agreements with no additional payments or adjustments to the Exchange Ratio; (ii) the representations and warranties of each party in the Merger Agreement, Investment Agreements and in all related documents and instruments referred to in the Merger Agreement are true and correct; (iii) each party to the Merger Agreement, Investment Agreements and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Transaction will be satisfied without any waivers or modifications of the Merger Agreement or the Investment Agreements; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Transaction.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Granite and FNB; (ii) the assets and liabilities of Granite and FNB; and (iii) the nature and terms of certain other merger and recapitalization transactions involving distressed banks and bank holding companies.

We have also taken into account our assessment of general economic, market and financial conditions and our experience in other similar transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of Granite to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Granite.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Common Shares of the Exchange Ratio in the Merger. We express no view or opinion as to any terms or other aspects of the Transaction, including, without limitation, the Private Placements, the TARP Exchange, the Bank Securities Repurchase or the Warrant Offering to be effected in connection with the Transaction.

Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of Granite’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of Granite in connection with the Transaction.

In addition, this opinion does not in any manner address the prices at which the FNB Common Stock will trade following the consummation of the Transaction and we express no opinion as to how the stockholders of Granite should vote at the stockholders’ meeting to be held in connection with the Transaction.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the Financial Industry Regulatory Authority. This opinion is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except as set forth in our engagement letter with the Company.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act (the “NCBCA”) contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith, (ii) he reasonably believed (x) in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation and (y) in all other cases his conduct was at least not opposed to the corporation’s best interests and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. The above standard of conduct is determined by the disinterested members of the board of directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 55-8-55.

Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which he was a party because of his capacity as a director or officer against reasonable expenses when he is wholly successful, on the merits or otherwise, in his defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if the court determines that he is entitled to mandatory indemnification under Section 55-8-52, in which case the court shall also order the corporation to pay the reasonable expenses incurred to obtain court-ordered indemnification or if he is adjudged fairly and reasonably so entitled in view of all relevant circumstances under Section 55-8-54. Section 55-8-56 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent, consistent with public policy, as a director or as otherwise set forth in the corporation’s articles of incorporation or bylaws or by resolution of the board of directors or contract.

Section 55-8-57 of the NCBCA permits a corporation to provide for indemnification of directors, officers, employees or agents, in its articles of incorporation or bylaws or by contract or resolution, against liability in various proceedings and to purchase and maintain insurance policies on behalf of these individuals.

Article VIII of FNB United’s bylaws requires FNB United to indemnify and hold harmless (i) its directors and executive officers against liability and litigation expense, including reasonable attorneys’ fees, arising out of their status as directors or officers or their activities in any of such capacities or in any capacity in which any of them is or was serving, at the corporation’s request, in another enterprise, and (ii) those directors, officers or employees of the FNB United and who are deemed to be fiduciaries of FNB United’s employee pension and welfare benefit plans as defined under ERISA against all liability and litigation expense, including reasonable attorneys’ fees, arising out of their status or activities as ERISA fiduciaries. Such indemnification is not exclusive of rights to indemnification under any shareholder or disinterested directors’ vote or otherwise; provided, however, that FNB United may not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities that at the time taken were known or reasonably should have been known by him to be clearly in conflict with the best interests of FNB United, and FNB United may not indemnify an ERISA fiduciary against any liability or litigation expense that he may incur on account of his activities that at the time taken were known or reasonably should have been known by him to be clearly in conflict with the best interests of the employee benefit plan to which the activities relate. Article VIII of FNB United’s bylaws also requires FNB United to indemnify the director, officer and ERISA fiduciary for reasonable costs, expenses and attorneys’ fees in connection with the enforcement of these indemnification rights if it is determined that he is entitled to indemnification under Article VIII of the bylaws. The above standard of conduct is determined by

(a) the affirmative vote of a majority (but not less than two) of directors who are or were not parties to such action, suit or proceeding or against whom any claim is asserted (“disinterested directors”), (b) if a majority (but not less than two) of disinterested directors so direct, by independent legal counsel in a written opinion, or (c) by the vote of a majority of the voting shares other than those owned or controlled by directors, officers or ERISA fiduciaries who were parties to such action, suit or proceeding or against whom such claim is asserted, or by a unanimous vote of all of the voting shares, or (d) by a court of competent jurisdiction. FNB United’s bylaws further provide that FNB United will indemnify a director, officer, employee or agent of FNB United for reasonable expenses incurred by such person in connection with a proceeding to which such person is a party because he or she serves in such capacity, if such person is successful, on the merits or otherwise, in such proceeding. Pursuant to the bylaws and as authorized by statute, FNB United maintains insurance on behalf of its directors and officers against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaws or otherwise.

Article X of FNB United’s articles of incorporation prevents the recovery by FNB United or any of its shareholders of monetary damages against its directors arising out of any legal action, except (a) acts or omissions not made in good faith that the director at the time of such breach knew or believed were in conflict with the best interests of FNB United, (b) any liability under Section 55-1-32 of the General Statutes of North Carolina, dealing with the failure to answer interrogatories propounded to him by the North Carolina Secretary of State, (c) any transaction from which the director derived an improper personal benefit, or (d) acts or omissions occurring prior to July 14, 1988.

The foregoing is only a general summary of certain aspects of the NCBCA and FNB United’s articles of incorporation and bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the NCBCA, Article X of the articles of incorporation and Article VIII of the bylaws.

Federal banking law, which is applicable to FNB United as a bank holding company and to CommunityONE as an insured depository institution, limits the ability of FNB United and CommunityONE to indemnify their directors and officers. Generally, subject to certain exceptions, neither FNB United nor CommunityONE may make, or agree to make, indemnification payments to, or for the benefit of, an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action such person is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of FNB United’s or CommunityONE’s affairs, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, FNB United or CommunityONE, as applicable, may indemnify officers and directors only if their respective board of directors, as the case may be, (i) determines that the indemnified person acted in good faith and in a manner such person believed to be in the best interests of the institution, (ii) determines after investigation that making indemnification payments would not materially adversely affect FNB United’s safety and soundness or the safety and soundness of CommunityONE, as the case may be, and (iii) if the indemnified party agrees in writing to reimburse FNB United or CommunityONE, as the case may be, for any indemnity payments which turn out to be impermissible.

Item 21. Exhibits and Financial Statement Schedules

See the “Index to Exhibits” following the signature pages hereto.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Asheboro, State of North Carolina, on September 12, 2011.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell
Name:	R. Larry Campbell
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the date indicated.

Signature	Title
*	President and Chief Executive Officer
R. Larry Campbell	(Principal Executive Officer)

*	Executive Vice President and Treasurer
Mark A. Severson	(Principal Financial and Accounting Officer)

*	Director
Larry E. Brooks

*	Director
James M. Campbell, Jr.

*	Director
R. Larry Campbell

*	Director
Darrell L. Frye

*	Director
Hal F. Huffman, Jr.

*	Director
Thomas A. Jordan
*	Director
Lynn S. Lloyd

*	Director
Ray H. McKenney, Jr.

*	Director
Eugene B. McLaurin, II

*	Director
R. Reynolds Neely, Jr.

*	Director
Carl G. Yale

* R. Larry Campbell, the undersigned attorney-in-fact, by signing his name below, does hereby sign this Amendment No. 1 to the Registration Statement on behalf of the above indicated officers and directors of FNB United Corp. pursuant to a power of attorney executed by such persons and previously filed with the Securities and Exchange Commission.

By	/s/ R. Larry Campbell	September 12, 2011
R. Larry Campbell
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit	Description
2.01	Agreement and Plan of Merger, dated April 26, 2011, by and among FNB United Corp., Gamma Merger Corporation and Bank of Granite Corporation (included as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4) (The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request).
2.02	Amendment No. 1, dated as of June 16, 2011, to the Agreement and Plan of Merger, dated April 26, 2011, by and among FNB United Corp., Gamma Merger Corporation and Bank of Granite Corporation (included in Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
2.03	Amendment No. 2, dated as of August 15, 2011, to the Agreement and Plan of Merger, dated April 26, 2011, by and among FNB United Corp., Gamma Merger Corporation and Bank of Granite Corporation (included in Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
3.01	Articles of Incorporation of the Registrant, incorporated herein by reference to Exhibit 3.1 to the Registrant’s Form S-14 Registration Statement (No. 2-96498) filed March 16, 1985.
3.02	Articles of Amendment to Articles of Incorporation of the Registrant, adopted May 10, 1988, incorporated herein by reference to Exhibit 19.10 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended June 30, 1988.
3.03	Articles of Amendment to Articles of Incorporation of the Registrant, adopted May 12, 1998, incorporated herein by reference to Exhibit 3.12 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended June 30, 1998.
3.04	Articles of Amendment to Articles of Incorporation of the Registrant, adopted May 23, 2003, incorporated herein by reference to Exhibit 3.13 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended June 30, 2003.
3.05	Articles of Amendment to Articles of Incorporation of the Registrant, adopted March 15, 2006, incorporated herein by reference to Exhibit 3.14 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended March 31, 2006.
3.06	Articles of Merger, setting forth amendment to Articles of Incorporation of the Registrant, effective April 28, 2006, incorporated herein by reference to Exhibit 3.15 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended March 31, 2006.
3.07	Articles of Amendment to Articles of Incorporation of the Registrant, adopted January 23, 2009, incorporated herein by reference to Exhibit 3.1 to the Registrant’s Form 8-K Current Report filed January 23, 2009.
3.08	Articles of Amendment to Articles of Incorporation of the Registrant, adopted February 11, 2009, incorporated herein by reference to Exhibit 3.1 to the Registrant’s Form 8-K Current Report filed February 13, 2009.
3.09	Articles of Amendment to the Articles of Incorporation of the Registrant, establishing the Junior Participating Preferred Stock, Series B, incorporated herein by reference to Exhibit 3.1 to the Registrant’s Form 8-K Current Report filed April 21, 2011.
3.10	Amended and Restated Bylaws of the Registrant, adopted February 11, 2009, incorporated herein by reference to Exhibit 3.2 to the Registrant’s Form 8-K Current Report filed February 13, 2009.
4.01	Specimen of Registrant’s Common Stock Certificate, incorporated herein by reference to Exhibit 4 to Amendment No. 1 to the Registrant’s Form S-14 Registration Statement (No. 2-96498) filed April 19, 1985.
4.02	Specimen of Registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, Stock Certificate, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 8-K Current Report filed February 13, 2009.
4.03	Form of Right Certificate, incorporated herein by reference to Exhibit B of Exhibit 4.1 to the Registrant’s Form 8-K Current Report filed April 21, 2011.

Exhibit	Description
4.04	Indenture dated as of November 4, 2005, between FNB Corp. and U.S. Bank, National Association, as trustee, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 8-K Current Report filed November 8, 2005.
4.05	Amended and Restated Declaration of Trust of FNB United Statutory Trust I dated as of November 4, 2005, among FNB Corp., as sponsor, U.S. Bank, National Association, as institutional trustee, and Michael C. Miller and Jerry A. Little, as administrators, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 8-K Current Report dated November 4, 2005.
4.06	Amended and Restated Declaration of Trust of FNB United Statutory Trust I dated as of November 4, 2005, among FNB Corp., as sponsor, U.S. Bank, National Association, as institutional trustee, and Michael C. Miller and Jerry A. Little, as administrators, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 8-K Current Report filed November 8, 2005.
4.07	Amended and Restated Trust Agreement of FNB United Statutory Trust II dated as of April 27, 2006, among FNB Corp., as sponsor, Wilmington Trust Company, as institutional trustee, and Michael C. Miller and Jerry A. Little, as administrators, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 8-K Current Report dated April 27, 2006 and filed April 28, 2006.
4.08	Warrant to purchase up to 2,207,143 shares of Common Stock issued to the United States Department of the Treasury, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 8-K Current Report filed February 13, 2009.
5.01	Form of Opinion of Schell Bray Aycock Abel & Livingston PLLC as to the validity of the securities being registered.
8.01	Form of Opinion of Arnold & Porter LLP regarding certain U.S. tax aspects of the Merger.
10.01*	Stock Compensation Plan as amended effective May 12, 1998, incorporated herein by reference to Exhibit 10.30 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended June 30, 1998.
10.02*	Form of Incentive Stock Option Agreement between FNB Corp. and certain of its key employees, pursuant to the Registrant’s Stock Compensation Plan, incorporated herein by reference to Exhibit 10.31 to the Registrant’s Form 10-KSB Annual Report for the fiscal year ended December 31, 1994.
10.03*	Form of Nonqualified Stock Option Agreement between FNB Corp. and certain of its directors, pursuant to the Registrant’s Stock Compensation Plan, incorporated herein by reference to Exhibit 10.32 to the Registrant’s Form 10-KSB Annual Report for the fiscal year ended December 31, 1994.
10.04*	FNB United Corp. 2003 Stock Incentive Plan, as amended and restated as of December 31, 2008, incorporated herein by reference to Exhibit 10.23 to the Registrant’s Form 10-K Annual Report for the fiscal year ended December 31, 2008.
10.05*	Form of Incentive Stock Option Agreement between FNB Corp. and certain of its key employees, pursuant to the Registrant’s 2003 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.24 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended September 30, 2003.
10.06*	Form of Nonqualified Stock Option Agreement between FNB Corp. and certain of its directors, pursuant to the Registrant’s 2003 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.25 to the Registrant’s Form 10-K Annual Report for the fiscal year ended December 31, 2003.
10.07*	Form of Restricted Stock Agreement between FNB United Corp. and certain of its key employees and non-employee directors, pursuant to the Registrant’s 2003 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.26 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended June 30, 2006.
10.08*	Amended and Restated Employment Agreement dated as of December 31, 2008 among FNB United Corp., CommunityONE Bank, National Association and Michael C. Miller, incorporated herein by reference to Exhibit 10.30 to the Registrant’s Form 10-K Annual Report for the fiscal year ended December 31, 2008.
10.09*	Carolina Fincorp, Inc. Stock Option Plan (assumed by the Registrant on April 10, 2000), incorporated herein by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-54702).

Exhibit	Description
10.10*	Amended and Restated Employment Agreement dated as of December 31, 2008 between CommunityONE Bank, National Association and R. Larry Campbell, incorporated herein by reference to Exhibit 10.32 to the Registrant’s Form 10-K Annual Report for the fiscal year ended December 31, 2008.
10.11*	Nonqualified Supplemental Retirement Plan with R. Larry Campbell, incorporated herein by reference to Exhibit 10(c) to the Annual Report on Form 10-KSB of Carolina Fincorp, Inc. for the fiscal year ended June 30, 1997.
10.12*	Amendment to Executive Income Deferred Compensation Agreement dated as of December 31, 2008 between CommunityONE Bank, National Association and R. Larry Campbell, incorporated herein by reference to Exhibit 10.34 to the Registrant’s Form 10-K Annual Report for the fiscal year ended December 31, 2008.
10.13*	Amended and Restated Change of Control Agreement dated as of December 31, 2008 among FNB United Corp., CommunityONE Bank, National Association, and R. Mark Hensley, incorporated herein by reference to Exhibit 10.35 to the Registrant’s Form 10-K Annual Report for the fiscal year ended December 31, 2008.
10.14*	Amended and Restated Change of Control Agreement dated as of December 31, 2008 among FNB United Corp., CommunityONE Bank, National Association, and Mark A. Severson, incorporated herein by reference to Exhibit 10.36 to the Registrant’s Form 10-K Annual Report for the fiscal year ended December 31, 2008.
10.15*	Form of Change of Control Agreement among FNB United Corp., CommunityONE Bank, National Association and certain key officers and employees, incorporated herein by reference to Exhibit 10.37 to the Registrant’s Form 10-K Annual Report for the fiscal year ended December 31, 2008.
10.16*	Form of Letter Agreement between FNB United Corp. and senior executive officers incorporated herein by reference to the Registrant’s Form 8-K Current Report dated and filed December 1, 2009.
10.17	Guarantee Agreement dated as of November 4, 2005, by FNB Corp. for the benefit of the holders of trust preferred securities, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 8-K Current Report dated November 4, 2005 and filed November 5, 2005.
10.18	Guarantee Agreement dated as of April 27, 2006 between FNB Corp. and Wilmington Trust Company, as guarantee trustee, for the benefit of the holders of trust preferred securities, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 8-K Current Report dated April 27, 2006 and filed April 28, 2006.
10.19	Subordinated Debt Loan Agreement dated as of June 30, 2008, between CommunityONE Bank, National Association and SunTrust Bank, incorporated herein by reference to Exhibit 10.43 to the Registrant’s Form 10-Q Quarterly Report for the quarter ended June 30, 2008.
10.20	Conversion Agreement, dated as of December 30, 2010, among SunTrust Bank, CommunityONE Bank, National Association, and, for purposes of Sections 9 and 10 only, FNB United Corp., incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 8-K Current Report dated December 30, 2010 and filed January 4, 2011.
10.21	Conversion Agreement, dated as of February 28, 2011, among SunTrust Bank, CommunityONE Bank, National Association, and, for purposes of Sections 9 and 10 only, FNB United Corp., incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 8-K Current Report dated February 28, 2011 and filed March 3, 2011.
10.22	Letter Agreement between the Registrant and the United States Department of the Treasury, dated February 13, 2009, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 8-K Current Report filed February 13, 2009.
10.23	Written agreement, effective October 21, 2010, between FNB United Corp. and the Federal Reserve Bank of Richmond, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 8-K Current Report dated October 21, 2010 and filed October 26, 2010.
10.24	Consent Order issued by the Comptroller of the Currency in the matter of CommunityONE Bank, National Association, and related Stipulation and Consent to the Issuance of a Consent Order, between the Comptroller of the Currency and Community ONE Bank, National Association, each effective July 22, 2010, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 8-K Current Report dated July 22, 2010 and filed on July 28, 2010.

Exhibit	Description
10.25	Investment Agreement, dated April 26, 2011, by and between FNB United Corp. and Carlyle Financial Services Harbor, L.P. (included as part of Annex B to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
10.26	Amendment No. 1 to Investment Agreement, dated as of June 16, 2011, by and between FNB United Corp. and Carlyle Financial Services Harbor, L.P. (included as part of Annex B to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
10.27	Amendment No. 2 to Investment Agreement, dated as of August 4, 2011, by and between FNB United Corp. and Carlyle Financial Services Harbor, L.P. (included as part of Annex B to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
10.28	Investment Agreement, dated April 26, 2011, by and between FNB United Corp. and Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (included as part of Annex C to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
10.29	Amendment No. 1 to Investment Agreement, dated as of June 16, 2011, by and between FNB United Corp. and Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (included as part of Annex C to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
10.30	Amendment No. 2 to Investment Agreement, dated as of August 4, 2011, by and between FNB United Corp. and Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (included as part of Annex C to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
10.31	Form of Amended and Restated Subscription Agreement by and between FNB United Corp. and private placement investors (included as Annex D to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
10.32	Tax Benefits Preservation Plan, dated as of April 15, 2011, between FNB United Corp. and Registrar and & Transfer Company, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 8-K Current Report filed April 21, 2011.
10.33	Amendment to Tax Benefits Preservation Plan, dated as of April 27, 2011, between FNB United Corp. and Registrar and Transfer Company, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 8-K Current Report filed April 27, 2011.
10.34	Exchange Agreement, dated as of August 15, 2011, by and between FNB United Corp. and The United States Department of the Treasury (included as Annex F to the joint proxy statement/prospectus that forms a part of his Registration Statement on Form S-4).
10.35^	Subordinated Debt Settlement and Preferred Stock Repurchase Agreement, dated as of August 1, 2011, by and between SunTrust Bank and CommunityONE Bank, N.A.
10.36	Form of Subscription Agreement (Directors and Officers) by and between FNB United Corp. and private placement investors (included as Annex E to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
21.01	Subsidiaries of the Registrant, incorporated herein by reference to Exhibit 21 to the Registrant’s Form 10-K/A Amendment No. 1 to its Annual Report for the fiscal year ended December 31, 2010, filed May 23, 2011.
23.01	Consent of Independent Registered Public Accounting Firm – Dixon Hughes Goodman LLP (FNB United Corp.).
23.02	Consent of Independent Registered Public Accounting Firm – Dixon Hughes Goodman LLP (Bank of Granite Corporation).
23.03	Consent of Schell Bray Aycock Abel & Livingston PLLC (included in Exhibit 5.01).
23.04	Consent of Arnold & Porter LLP (included in Exhibit 8.01).
23.05^	Consent of Keefe, Bruyette & Woods, Inc.
24.01^	Power of Attorney.
99.01^	Consent of Brian E. Simpson to be named as about to become a director of FNB United Corp.
99.02^	Consent of Austin Adams to be named as about to become a director of FNB United Corp.
99.03^	Consent of John Bresnan to be named as about to become a director of FNB United Corp.
99.04^	Consent of Scott B. Kauffman to be named as about to become a director of FNB United Corp.
99.05^	Consent of Jerry R. Licari to be named as about to become a director of FNB United Corp.

Exhibit	Description
99.06^	Consent of J. Chandler Martin to be named as about to become a director of FNB United Corp.
99.07^	Consent of Louis A. Schmitt to be named as about to become a director of FNB United Corp.
99.08^	Consent of Boyd C. Wilson to be named as about to become a director of FNB United Corp.
99.09^	Consent of Robert L. Reid to be named as about to become a director of FNB United Corp.
99.10^	Form of Proxy for FNB United Corp.
99.11^	Form of Proxy for Bank of Granite Corporation.
99.12^	Notice of Annual Meeting of Shareholders of FNB United Corp. (included in the accompanying joint proxy statement/prospectus).
99.13^	Notice of Special Meeting of Stockholders of Bank of Granite Corporation (included in the accompanying joint proxy statement/prospectus).
99.14^	Form of Letter to FNB United Corp. Shareholders.
99.15^	Form of Letter to Bank of Granite Corporation Stockholders.

*	Management contract, or compensatory plan or arrangement.
^	Previously filed